Form 20-F
period 2022-12-31
Nu Holdings Ltd.
filed 2023-04-20
CIK 1691493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
investors@nubank.com.br
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

The number of outstanding shares as of December 31, 2022 was 3,602,854,813 Class A ordinary shares (including Class A ordinary shares underlying the BDRs), and 1,091,933,041 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Dear shareholder:

It has been sixteen months since Nu’s IPO in December 2021, a celebrated milestone in our history and, in hindsight, I believe one of the best financial decisions we have made as a company. The buoyancy and optimism of the post-pandemic capital markets turned around quickly in January 2022, and we suddenly found ourselves in a much more challenging scenario as interest rates climbed across Latin America and the world. We believe that the strength of our balance sheet allowed us to focus all our attention on improving the cadence and efficiency of our execution through an uncertain 2022, while continuing to strengthen our long-term mission. We are happy to report that we could not be more excited with the milestones we achieved. But first, a bit on our mission.

Our mission

Nu’s mission is to fight complexity to empower people, and our long-term strategy can be summarized in a few words: we want our customers to love us fanatically. If we manage to accomplish this feat while also enabling a profitable business model, customers will keep choosing to do business with us, and we will succeed. To pursue this mission, we believe that we have built one of the best technology company teams in the world, operating under a set of strong cultural values of ownership, efficiency, teamwork, and nonconformism. Luckily, we have been well versed in adverse and volatile macroeconomic scenarios with capital constraints since we started in 2013 in Brazil, and as we see additional volatile waters in 2023, we believe we have all the tools in our toolkit to continue pursuing this mission.

Our product strategy

In pursuit of this mission, we decided in 2013 to begin addressing the significant consumer pain we saw in the Brazilian financial services market. We issued 12 purple credit cards, one to each member of our starting team, painstakingly committed to reinventing what used to be a completely commoditized product and seeking to leverage the benefits of being inherently digital in order to offer a product with zero fees. Since then, customer growth continues to surpass our every expectation, and we have worked tirelessly in building the significant infrastructure to help support this growth while creating a comprehensive portfolio of financial services for consumers and small businesses by working to maintain the highest Net Promoter Score in each country we operate in. We decided to begin our regional expansion by launching our credit card product in Mexico in 2019 and in Colombia in 2020, where growth has also come faster than we expected and have reached the #1 position of net cards issued for Mexico and Colombia during every month of 2022, according to the Mexican National Banking and Securities Commission (CNBV) and Financial Superintendence of Colombia (SFC).

More recently in Brazil, we have taken our next step of going beyond financial services to mitigate complexity on behalf of our customers via our Marketplace, where our customers can shop at a growing number of partners with additional credit limits and benefiting from special discounts and cashback that we are able to negotiate given our scale. We see our Marketplace as a way to increase our value proposition while redefining and increasing our addressable market.

Our results

As 2022 progressed and showed a more challenging environment than most people anticipated, our team, already hardened by the significant volatility we have seen as a company since our foundation, increased execution focus and made a number of key decisions that helped us ultimately deliver results we are proud of.

First, as we saw interest rates rising to over 14% in Brazil, we launched Money Boxes, an innovative in-app tool for customers to shift their checking account deposits into an organized investment portfolio. Six months later we were able to lower our cost of funding, with strong and sequential growth of both deposits and Money Boxes.

Second, in the context of a more challenging environment for asset quality in Brazil, we took several measures to safeguard our portfolios that included more restrictive personal loan origination while repricing our products and increasing resilience within our portfolios. In parallel, we accelerated the launch of secured lending, with the broad rollout of payroll deductible loans in Brazil recently announced, as I will detail later in this letter.

Third, we doubled down on efficiency moves to foster profitability and display the operating advantage of our model. As an example, the 2021 contingent share award was terminated, which will reduce our costs by US$70 million per year, but we believe it also shows how committed I am to accelerate value creation for all of our shareholders. We expect that our efficiency ratio will continue to improve progressively over the coming years as we seek to capture cost savings opportunities and reduce the rate of headcount growth going forward.

In addition to several product launches, such as new credit card features, Buy Now, Pay Later (“BNPL”) products, new insurance products and investment features, such as Money Boxes, other accomplishments of 2022 include:

●	During 2022, we welcomed 20.7 million new customers on our platform, while increasing our activity rate from 76% in 2021 to 82%. With that, we achieved the impressive milestone of 70.9 million clients in Brazil, or 44% of the adult population in the country, as of December 2022. Our expansion into Mexico and Colombia has also been notable, with total clients in these countries reaching 3.2 million and 565,000, respectively, as of December 31, 2022. Meanwhile, we have become the primary banking relationship for over 58% of our active customers who had been with us for more than 12 months as of December 31, 2022, compared to less than 55% as of December 31, 2021. Our strategic goal is to be the main bank account for our customers, not just a side wallet, and we believe these levels of primary banking relationship are best-in-class industry-wide.

●	We displayed our cross-sell capabilities with checking accounts, our second product, growing 51% YoY to approximately 53 million active customers at year-end, while our initial product, credit cards, also expanded 36% YoY to approximately 34 million active customers. We believe that a second product that becomes even more relevant than the first is a rare achievement for a fintech company. Other products also followed a strong growth path during 2022, with active unsecured personal loan, investment and insurance clients growing 126%, 111% and 100% YoY, respectively. As per our internal analysis, we have become one of the five largest MSE (Micro and Small Enterprises) players in Brazil in number of clients, with 2.5 million MSE customers, surpassing 13% in the number of accounts for companies in this segment.

●	We have already become the fourth largest card issuer in Brazil as of December 31, 2022, surpassing some of the incumbent banks, with our share of the card payment volume (PV) market (including credit, debit and prepaid) at 11.9% in 2022, 8.7% in 2021, 5.7% in 2020 and 3.7% in 2019, according to data from the Brazilian Credit Cards and Services Association.

●	Our interest-earning portfolio achieved US$4.0 billion or double the US$2.0 billion posted a year before. We believe this shows the resilience of our credit underwriting model, especially considering our current scale and Brazil’s ongoing credit deterioration. In the meantime, we believe we have built a strong source of funding in Brazil, growing our retail deposits by 55% YoY on a FX Neutral basis, to US$15.8 billion. Following the launch of the money box features concurrently with the adoption of our new deposit interest payment framework, our average quarterly cost of funding improved to an all-time low of 78% of the interbank deposit rate (CDI) in December 2022 (compared to 98% in December 2021).

●	Our credit-underwriting model was put to the test, and we understand it excelled amidst significant macroeconomic volatility, with our 90-day consumer finance delinquency rate, or NPL ratio, closing the year at 5.2%. This would imply 25% lower levels when compared to the industry average, adjusted by product, growth and income distribution, according to the Central Bank of Brazil and our own estimates. We believe our main credit underwriting advantages lie in our ability to assess what we call Ability and Willingness to Pay. On Ability to Pay, considering our lower unit costs and focus on technology, we expect to be able to: (a) enter pockets of the population that other players would be unwilling or unable to serve; (b) collect significant amounts of data that feeds and improves our credit models; and (c) rely on our strong relationships with primary banking clients to enable us to manage and mitigate the risks we take. On Willingness to Pay, by focusing our underwriting on primary banking clients, we believe we not only generate higher revenues, but also experience default rates that are 48% lower than those of non-primary customers as of December 31, 2022, based on our internal research. We believe this approach allows us to provide more accessible and efficient financial services while also managing risk more effectively.

●	Monthly ARPAC was US$7.8 for the year ended December 31, 2022, compared to US$4.5 for the year ended December 31, 2021 (a 66% increase YoY compared to a US$4.7 on an FX neutral basis). In the meantime, our monthly average cost to serve per active customer remained stable at US$0.8 in 2022 and 2021, reinforcing the operational leverage advantage of our model.

●	Finally, our total revenue increased by 182.2% (or 167.5% on a FX Neutral basis), reaching US$4.8 billion in 2022 from US$1.7 billion in 2021, while our gross profit increased 126.9% (or 115.1% on a FX Neutral basis) reaching US$1.7 billion in 2022 from US$0.7 billion in 2021.

As proud as I am of what we accomplished in 2022, I am equally excited about our opportunities and goals going forward.

●	Firstly, our personal loan book, both unsecured and secured lending. On the former, we began introducing this product two years ago and have already achieved a 5% market share of outstanding receivables in Brazil, according to data from the Brazilian Central Bank. However, only 8% of our active customers in the country are active in this product with us. On the latter, we started testing this product in late 2022 and, we are commencing our full roll-out of secured lending through a fully digital distribution model that we believe is unparalleled in Brazil. We are starting this journey with federal public servants, where we are already observing promising initial indicators.

●	Secondly, we prioritize “winning our fair share of wallet in the upmarket in Brazil,” with customer acquisition and then customer monetization. In terms of customer acquisition, we already have approximately 70% of Brazilians earning a monthly income above R$5,000 on our platform. Furthermore, approximately 60% of Brazilians who earn a monthly income above R$12,000 are also on our platform. This means that we have already made significant progress in the initial phase of our journey. In terms of customer monetization, we continue working to increase our share of wallet with those clients: Banking-Spending-Savings. For the first pillar, we expect upcoming launches of personal financial management services/tools to enhance user experience for this segment, helping to increase financial control and daily usage, which can foster engagement in our platform. For the second pillar, we intend to continue launching new products and enhancing credit limit adequacy. We understand this is critical for this segment, in contrast to our widespread low-and-grow credit methodology serving lower income individuals. Finally, for the third pillar, we have advanced – since the Easynvest acquisition completed two years ago – being the largest direct digital investment platform in Latin America in number of customers as of December 2022, according to our internal analysis. We expect to continue expanding our product shelf and cross sell opportunity in parallel with finalizing the integration of our investment platform into a single app.

●	Thirdly, continue working on our growth model in our new geographies. We expect 2023 to be the year in which we can launch and deepen the penetration of Nu Account, our checking account product, in both Mexico and Colombia, aiming to accelerate the growth and sustainability of our platform in those countries. We understand this is important for three reasons. Firstly, we currently deny a large percentage of customer applications, between 60% and 70%, because they do not meet our credit score requirements for eligibility for our credit card product, the only product available in those countries. By introducing Nu Account, we can welcome customers who have not yet built up a credit score, thereby potentially expediting the growth of our platform with limited additional credit risk. Secondly, we believe that building a sustainable retail deposit platform, as we did in Brazil, is essential to growing our consumer credit business in concentrated markets such as Mexico and Colombia. We understand we cannot rely on wholesale funding or securitizations in the long-term. Thirdly, we expect the scale gained through the launch of Nu Account to benefit our credit underwriting model, which uses AI and machine-learning proprietary systems. We intend to continue investing significantly in both countries as we think the potential reward is substantial.

While our consumer base is already significant in Brazil, we also believe our market shares across most of the product lines in which we play are still relatively low. As of December 2022, our market shares in Brazil stood at only 12%1 in credit cards, and less than 5%2 in effectively all other product lines we have in the country – while our customers already accounted for 44% of the adult population in Brazil and keep growing month after month. Today, we believe we have a strong footing in the three largest economies of Latin America, a US$1 trillion financial services market cap industry, as of December 31, 2022, according to our internal estimates.

1 Share of the card payment volume (PV) market (including credit, debit and prepaid cards), according to data from the Brazilian Credit Cards and Services Association.

2 Shares at the end of the period. For personal loans, share of outstanding receivables; for investments, share of Assets Under Management (AUC). Securities share considers the gross written premiums of the year, and Marketplace considers the Gross Merchandise Value (GMV) of the year. Sources: Brazilian Central Bank, Brazilian Credit Cards and Services Association, Brazilian Association of Financial and Capital Market Entities (ANBIMA), Private Insurance Superintendence (SUSEP) and Brazilian Electronic Commerce Association (ABCOMM).

We believe we are defining a new fintech category globally, one that we describe internally as a “Money Platform”: a technology platform that has the optimization of money on behalf of its users at its core. We understand this concept can hold significant power as successful management and optimization of finances are crucial factors in effectively engaging the entire adult global population. Money touches every aspect of life, and its significance cannot be overstated. People often pay excessive or unnecessary interests and fees to intermediaries that can further erode financial well-being. These costs can be detrimental to the economic welfare of an entire society. We believe we have a once in a generation opportunity to tackle this societal problem and unlock value to our stakeholders.

After establishing a significant consumer base in financial services, characterized by high consumer trust, brand loyalty, frequent usage, and sustainable profitability, we will be well-positioned to expand our offerings beyond financial services to address other relevant needs of our consumers. Under the concept of the “Money Platform,” we believe we can expand our addressable market while developing an additional array of essential capabilities, further accelerating our path to becoming “the one and only indispensable app” in our market.

This all makes us excited about still being in the first minute of the first half of this game. We look forward to partnering with you in this exciting journey that has just begun.

/s/ David Vélez Osorno

Founder, Chairman and Chief Executive Officer

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars,” or “US$” are to the U.S. dollar. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or "IASB".

Financial Statements

Nu Holdings Ltd. ("Nu") was incorporated in the Cayman Islands on February 26, 2016, as an exempted company incorporated with limited liability.

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

Our consolidated financial statements were prepared in accordance with IFRS. Unless otherwise noted, our consolidated statement of financial position data presented herein as of December 31, 2022 and 2021 and the consolidated statements of profit or loss for the years ended December 31, 2022, 2021, and 2020 is stated in U.S. dollars, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.

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

Form 20-F | 2022	1

Adjusted Net Income (Loss)

Adjusted Net Income (Loss) is prepared and presented to eliminate the effect of items from profit (loss) attributable to shareholders of the parent company that we do not consider indicative of our core operating performance within the period presented. We define Adjusted Net Income (Loss) as profit (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation, the expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios), hedge of the tax effects on share-based compensation, finance costs with results with convertible instruments and the expense related to the termination of the 2021 Contingent Share Award (CSA) in 2022.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe that Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

●	Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;
●	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, the income tax effects and the gains and losses of related hedges, do not necessarily reflect how our business is performing at any particular time and the related expenses are not considered to reflect our core operating performance;
●	The expense related to the termination of the 2021 Contingent Share Award (CSA) is considered unusual and not expected to recur in the foreseeable future and does not necessarily reflect how our business is performing or how it is expected to perform in the future and is not considered to reflect our core operating performance;

●	Expenses related to the customer program (NuSócios), and their income tax effects, do not necessarily reflect how our business is performing at any particular time as they were related to a specific marketing effort we carried out in connection with our initial public offering (IPO) and are not considered to reflect our core operating performance; and
●	Finance costs with convertible instruments include fair value adjustments relating to the embedded derivative conversion feature, which are based upon subjective assumptions and do not reflect the cash cost of our convertible debt, and do not directly reflect how our business is performing at any particular time. The related expenses are not considered to reflect our core operating performance.

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

Form 20-F | 2022	2

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

The FX Neutral measures for the years ended December 31, 2021 and 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2021 and 2020 (R$5.415 and R$5.240 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2022 (R$5.133 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2022. The average Brazilian reais/U.S. dollar exchange rate for the year ended December, 31, 2019 (R$3.952 to 1.00) was used to calculate, using the same methodology described above, the FX Neutral Revenue for 2019 which is an input to the FX Neutral Revenue growth (%) presented for the year 2020.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2022, 2021, 2020 and 2019, as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio presented in this annual report were calculated by multiplying the as reported amounts as of December 31, 2021 and 2020 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$5.576 and R$5.199 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2022 (R$5.280 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2022. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. The spot Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2019 (R$4.030 to 1.00) was used to calculate, using the same methodology described above, the FX Neutral Deposit and FX Neutral Interest-earning portfolio as of December 31, 2019 which are inputs to the FX Neutral Deposit growth (%) and FX Neutral Interest-earning portfolio growth (%), respectively, presented for the year 2020.

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

Form 20-F | 2022	3

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

Form 20-F | 2022	4

Market Share and Other Information

This annual report contains data related to economic conditions in the markets in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third- party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the U.S. Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research; a report from October 2021 and a profit pool analysis updated using a similar methodology as of March 2023 by management consulting company Oliver Wyman Consultoria em Estratégia de Negócios Ltda. commissioned by us; public information; publications on the industry prepared by official public sources, such as the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or “ANBIMA”); the World Bank; the International Monetary Fund, or the “IMF;” the Organization for Economic Co-operation and Development, or “OECD;” the Central Bank of Brazil; the Colombian Central Bank; the Central Bank of Mexico; the Inter-American Development Bank; the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”); the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada, or “IPEA”), the Superintendence of Private Insurance (Superintendência de Seguros Privados, or “SUSEP”), the CVM; the Colombian National Administrative Department of Statistics (DANE – Departamento Administrativo Nacional de Estadística); the Mexican National Institute of Statistics and Geography (INEGI – Instituto Nacional de Estadística, Geografía e Informática); the Brazilian Micro and Small Business Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas) or “SEBRAE;” and the GSMA; and the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS;” as well as private sources, such as B3, Bloomberg and Forbes, consulting and research companies in the Brazilian financial services industry, and Fundação Getulio Vargas, or “FGV,” among others. We estimate that we are one of the largest digital banking platforms in the world by comparing what we believe to be the largest (by number of customers) digital banking platforms around the world (according to public statements made by these platforms and data from an independent research firm) to the number of customers on our platform.

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

Form 20-F | 2022	5

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

Form 20-F | 2022	6

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this annual report include statements about:

●	general economic, financial, political, demographic and business conditions in Brazil, Mexico and Colombia, as well as any other countries we may serve in the future and their impact on our business;
●	fluctuations in interest, inflation and exchange rates in Brazil, Mexico and Colombia and any other countries we may serve in the future;
●	our ability to timely and efficiently implement any measures that are necessary to combat or reduce the impacts of the COVID-19 pandemic on our business, results of operations, cash flow, prospects, liquidity and financial condition;
●	competition in the consumer technology and financial services industry;
●	our ability to implement our business strategy;
●	our ability to adapt to the rapid pace of technological changes in the sectors in which we operate;
●	the reliability, performance, functionality and quality of our products and services, reliability and performance of our suitability, risk management and business continuity policies and processes;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining new appropriately-skilled employees;
●	our capitalization and level of indebtedness;
●	the interests of our founding shareholder;
●	our ability to manage our growth effectively;
●	our ability to successfully expand in Latin America and other new markets;
●	changes in government regulations applicable to the financial services industry in Brazil, Mexico, Colombia and elsewhere;
●	our ability to compete and conduct our business in the future;
●	our ability to maintain, protect and enhance our brand and intellectual property;

Form 20-F | 2022	7

●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands regarding the products and services we offer, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	the size of our addressable markets, market share and market trends;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Form 20-F | 2022	8

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved.]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

Investing in our Class A ordinary shares, including in the form of BDRs, involves risks. You should carefully consider the risks described below before making a decision to invest in our Class A ordinary shares or BDRs. If any of these risks actually materialize, our business, financial condition or results of operations would likely be materially adversely affected. In such a case, the trading price of our Class A ordinary shares and BDRs would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks we face:

Form 20-F | 2022	9

Risks Relating to Our Business and Industry

●	Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand and image, including through effective marketing strategies, would harm our business, financial condition and results of operations.
●	Failure to successfully implement and improve our risk management policies, procedures and methods, including our credit risk management system, would materially and adversely affect our business, results of operations and financial condition.
●	Our international expansion efforts may not be successful, or may subject our business to increased risks.
●	Our business is highly dependent on the proper functioning of information technology systems, particularly at scale. Any failure of these systems would disrupt our business and impair our ability to provide our services and products effectively to our customers.
●	We depend on data centers operated by third parties and third-party Internet-hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.
●	We have incurred losses since our inception, and we may not achieve profitability.

Risks Relating to Intellectual Property, Privacy and Cybersecurity

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.
●	Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.
●	Claims by others that we infringe their proprietary technology or other rights could have a material and adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulatory Matters and Litigation

●	We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.
●	Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance, and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.
●	We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in laws and regulations could harm our business, financial condition or results of operations.

Form 20-F | 2022	10

Risks Relating to the Countries in Which We Operate

●	Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares and BDRs.
●	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Colombia and Mexico, which could have a material adverse effect on us.
●	Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm us and the price of our Class A ordinary shares and BDRs.

Risks Relating to Our Class A Ordinary Shares and our BDRs

●	An active trading market for our Class A ordinary shares may not be sustainable. If an active trading market is not maintained, you may not be able to sell your shares and you could lose a significant part of your investment.
●	Our founding shareholder and CEO David Vélez owns 88.6% of our outstanding Class B ordinary shares, which represents approximately 76.1% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.
●	We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

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

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third- party platforms effectively, our ability to acquire new customers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

Form 20-F | 2022	11

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

Form 20-F | 2022	12

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

We currently operate in Brazil, Mexico and Colombia, and we have information technology and support operations in Germany, the United States and Uruguay. As part of our growth strategy, we may expand our operations by offering our products and services in additional regions, as well as additional countries in Latin America, where we have little or no experience, and by expanding our business in the jurisdictions in which we currently operate. We may not be successful in expanding our operations into these or other markets in a cost-effective or timely manner, if at all, and our products and services may not experience the same market adoption in such international jurisdictions as we have enjoyed in Brazil. In particular, the expansion of our business into new geographies (or the further expansion in geographies in which we currently operate) may depend on the local regulatory environment or require a close commercial relationship with one or more local banks or other intermediaries, which could prevent, delay or limit the introductions of our products and services in such countries. Local regulatory environments may vary widely in terms of scope and sophistication.

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

Form 20-F | 2022	13

Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:

●	increased licensing and regulatory requirements;
●	competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;
●	increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;
●	changes to the way we do business as compared with our current operations;
●	a lack of acceptance of our products and services;
●	the ability to support and integrate with local third-party service providers;
●	difficulties in staffing and managing foreign operations in an environment of diverse culture, language, laws and customs;
●	difficulties in recruiting and retaining qualified employees and maintaining our company culture;
●	increased travel, infrastructure and legal and compliance costs;
●	compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;
●	compliance with complex and potentially conflicting and changing tax regimes;
●	potential tariffs, sanctions, fines or other trade restrictions;
●	exchange rate exposure;
●	increased exposure to public health issues such as the COVID-19 pandemic, and related industry and governmental actions to address these issues; and
●	regional economic and political instability.

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

Form 20-F | 2022	14

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions across numerous and diverse markets and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses. See “—We depend on data centers operated by third parties and third-party internet-hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

We do not operate all of our systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. In particular, because all customer transactions on Nu’s Platforms occur on our mobile application, any failure of our mobile application would cause our platform and services to be unavailable to our customers. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems or malfunctions, loss or corruption of data, software, hardware or other computer equipment. Any such failures would disrupt our business and impair our ability to provide our services and products effectively to our customers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

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

Form 20-F | 2022	15

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

Form 20-F | 2022	16

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

Negative publicity about us (including our directors or employees) or our industry, including the transparency, fairness, customer experience, quality and reliability of our products or services, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, our ESG and diversity and inclusion practices, litigation, regulatory activity, misconduct by or statements made by our directors or employees, funding sources, capital and liquidity positions, service providers or others in our industry, could adversely affect our reputation and the confidence in, and the use of, our products and services. More recently, we also have been subject to negative publicity and market speculations surrounding our activities related to asset management in January 2023. This and any future negative publicity could harm our reputation and cause disruptions to business. Any such reputational harm could further affect the behavior of customers and, as a result, materially and adversely affect our business, results of operations, financial condition and future prospects.

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

Form 20-F | 2022	17

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate and retain our employees would harm our ability to maintain and grow our business.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. Our future success is significantly dependent upon the continued service of our executives and other key employees, and in particular our founding shareholder and chief executive officer David Vélez. If we lose the services of any member of management or any key employee, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which would severely disrupt our business and growth.

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

Increases in our compensation expenses for our management that will be recognized in our future results may have an adverse effect on our accounting results.

Our operations and strategies depend on the attraction and retention of qualified personnel with different levels of expertise, and as such, we offer competitive compensation structures. As discussed in “Item 6. Directors, Senior Management and Employees—B. Compensation - Employee Benefit and Share Plans—2021 Contingent Share Award (CSA),” the cost of compensation for our managers increased in the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily as a result of the US$78.0 million expense related to the Contingent Share Award. On November 29, 2022 the Contingent Share Award was voluntarily terminated by a decision of David Vélez in order to improve Nubank’s efficiency and reduce the potential dilution of our other shareholders.

If we fail to manage our growth effectively, our business would be harmed.

We have experienced and expect in the near term to continue to experience rapid growth. For instance, our total revenue increased by 182.2%, reaching US$4,792.2 million in 2022 from US$1,698.0 million in 2021. On a FX Neutral basis, our total revenue increased by 167.5%, reaching US$4,792.2 million in 2022 from US$1,791.4 million in 2021. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures.” The number of our full-time employees increased by 33%, reaching 8,049 on December 31, 2022 compared to 6,068 on December 31, 2021. Our growth has placed and will continue to place significant demands on our administrative, operational and financial resources. Our ability to effectively manage our growth will depend on a number of factors, including our ability to:

●	expand our sales and marketing, technology, finance and administration teams;
●	grow our facilities and infrastructure;
●	adapt and scale our information technology systems;

Form 20-F | 2022	18

●	refine our operational, financial and risk management controls and reporting systems and procedures;
●	recruit, integrate, train and retain a growing employee base and maintain our corporate culture;
●	maintain and grow our customer base and provide quality customer service; and
●	obtain, maintain, protect and develop our strategic assets, including our intellectual property and other proprietary rights.

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

The commercial success of our consumer technology platform has depended and may continue to depend in part on the success of our credit card business. We have historically derived a significant portion of our revenue from (i) the interchange fees we collect when a customer uses a Nu credit card to make a purchase and (ii) the interest rates we receive from the financing or revolving of Nu credit card balance by our customers. In the year ended December 31, 2022, interchange fees and interest related to credit cards accounted for 19.1% and 21.21% of our revenue, respectively (27.8% and 21.1% in the year ended December 31, 2021). While we expect our revenue concentration to decline in the future as we expand our suite of products and services, our efforts to diversify our revenue sources, such as new products and regional diversification, may not be successful and our reliance on credit card-related revenue may increase. Further, our revenue would be significantly harmed if we were to lose all or a substantial portion of our credit card business, whether due to loss of customers, regulatory or legislative developments or otherwise. In particular, our revenue would be harmed if the interchange fees that we collect or the interest rates that we charge become capped by regulators (or, in markets in which regulatory caps already exist, if such caps were reduced). Please see “—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.”

Form 20-F | 2022	19

Further, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Brazilian Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,150 was published on July 26, 2022, determining a “base minimum” (“mínimo existencial”) for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt, at the rate of 25% of the minimum wage. According to the decree, this rate corresponds to the salary value that must be preserved when indebted people negotiate payment of these debts with financial institutions. The Federal Executive, however, is analyzing a possible review of such rate, either to increase it or to allow judges to decide the value on a case-by-case basis.

This new set of rules and the review of the “existential minimum” value may contribute to driving customers and potential customers away from our credit portfolio, which could adversely impact our business, financial condition and results of operations. For more information, see “—A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general would have a materially adverse effect on our business, financial condition and results of operations.”

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

Our ability to maintain and expand our customer base depends on a number of factors, including our ability to provide relevant and timely products and services to meet their changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, in 2021, we acquired NuInvest, our broker-dealer subsidiary, and have announced plans to expand our insurance broker activities. However, if new or improved features, products and services fail to meet shifting customer demands and fail to attract new customers or encourage existing customers to expand their engagement with our products and services, our growth may slow or decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new and retain existing customers.

Our existing and new products and services, including our payments, investments, insurance and credit solutions, could fail to attract new and retain existing customers for many reasons, including:

Form 20-F | 2022	20

●	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
●	customers may not like, find useful or agree with any changes we make to our products or services;
●	the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;
●	we may fail to provide sufficient customer support;
●	customers may dislike our pricing, in particular in comparison to the pricing of competing products and services;
●	competing products and services may be introduced or anticipated to be introduced by our competitors; and
●	there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

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

Rapid, significant and disruptive technological changes have impacted or may in the future impact the industries in which we operate, including changes in:

●	artificial intelligence and machine learning (e.g., in relation to fraud and risk assessment);
●	payment technologies (e.g., real-time payments, payment card tokenization, virtual and crypto currencies, including distributed ledger and blockchain technologies, and proximity payment technology, such as near-field communication and other contactless payments);
●	mobile and internet technologies (e.g., mobile phone app technology);
●	commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and
●	digital banking features (e.g., balance and fraud monitoring and notifications).

Form 20-F | 2022	21

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

We utilize numerous third-party service providers in our operations, including payments, credit card transaction processing, back office and business process support, information technology production and support, Internet connections, network access and cloud computing. For example, our credit and debit (pre-paid) card transaction authorization is provided by Mastercard, our infrastructure services and connection to the National Brazilian Financial System Network, or “RSFN,” depends on the infrastructure of Market Telecommunications Network (Rede de Telecomunicações para o Mercado Ltda.), or “RTM,” a datacenter and link provider, our cloud data processing and storage services and, separately, our datacenter infrastructure services are both provided by third-party service providers, among other third-party service providers on which we rely for the continuity of our business. A failure by a third-party service provider could expose us to an inability to provide contractual services to our customers in a timely manner. Additionally, if a third-party service provider is unable to provide these services, we may incur significant costs to either internalize some of these services or find a suitable alternative. Significantly, certain third-party service providers, including Mastercard, are the sole source or one of a limited number of sources of the services they provide for us. It would be difficult and disruptive for us to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business and operations likely would be materially adversely affected. Further, any failure in the performance of our due diligence processes and controls related to the supervision and oversight of these third parties in detecting and addressing conflicts of interest, fraudulent activity, data breaches and cyber-attacks, noncompliance with relevant securities and other laws could cause us to suffer financial loss, regulatory sanctions or damage to our reputation.

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

Form 20-F | 2022	22

We serve our customers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business. See “—We depend on data centers operated by third parties and third-party Internet-hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

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

In the past, we had identified material weaknesses in our internal control over financial reporting. If we fail to identify and remediate other material weaknesses and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with a structured review of our internal control over our consolidated financial statements for the year ended December 31, 2021, we identified certain material weaknesses in our internal control over financial reporting related to (i) IT systems change management processes and (ii) IT user identity and access management processes. All of which were originally identified in connection with a structured review of our internal control over financial reporting and procedures initiated by our management more than one year prior to the initial prospectus of our IPO and the audit of our consolidated financial statements for the year ended, December 31, 2020. We took actions to remediate the material weaknesses relating to our internal controls over financial reporting, including the improvement of change management processes and of identity and access management processes. As a result of the remediation activities and controls in place as of December 31, 2022, we have remediated our previously disclosed material weaknesses as of such date.

Form 20-F | 2022	23

We cannot guarantee that the actions we may take in the future will be sufficient to prevent or avoid potential future material weaknesses. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our consolidated financial condition or results of operations, which could cause investors to lose confidence in our financial statements, and the trading price of our Class A ordinary shares to decline. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures—D. Changes in Internal Control over Financial Reporting.”

If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions. We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities, as well as litigation. Further, in terms of regulations and legislation in Brazil, all Brazilian financial and payment institutions, which includes some of our Brazilian subsidiaries, must maintain internal guidelines and procedures to control their respective financial, operational and information systems, and must comply with all applicable legislation. CMN Resolution No. 4,595 of August 28, 2017 provides that Brazilian financial institutions must implement and maintain a compliance policy compatible with its nature, size, complexity, structure, risk profile and business model. Central Bank of Brazil Resolution No. 65 of January 26, 2021, provides similar rules for Brazilian payment institutions. In accordance with CMN Resolution No. 2,554 of September 24, 1998, the executive officers of Brazilian financial and payment institutions are responsible for implementing efficient internal control structures that set out control responsibilities and procedures and establish objectives and procedures applicable to all levels of the institution, among other requirements. The executive officers are also responsible for ensuring compliance with all internal procedures.

We have incurred losses since our inception, and we may not achieve profitability.

We have incurred losses since our inception. We incurred a loss of US$364.6 million, US$165.3 million and US$171.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability. In addition, we intend to expand our customer base, and continue to invest in developing products and services that we believe will improve the experiences of our customers and therefore improve our long-term results of operations. However, customer acquisition could cause us to incur losses in the short term because a material portion of the costs associated with new customers are generally incurred up front, while revenue is uncertain and mostly recognized thereafter as customers make interest payments and utilize our services. Likewise, improvements in products and services have and will continue to cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which could materially and adversely affect our business. If any of these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur losses and may not attain profitability.

Form 20-F | 2022	24

Our results of operations and operating metrics may fluctuate, which may cause the market price of our Class A ordinary shares and BDRs to decline.

Our results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control. In particular, our results of operations and operating metrics are subject to volatility based on consumer spending levels. The electronic payments industry in general depends heavily on the overall level of consumer spending, which may be adversely affected by general or localized economic conditions that impact consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions in the markets in which we operate, including a rise in unemployment rates or increases in interest rates, may cause a reduction in overall consumer spending, thereby causing a decline in the number of transactions made by our cardholders or in the average amount spent per transaction, which would adversely impact our results of operations. In addition, our business is affected by customer behavior throughout the year and experiences seasonal fluctuations. We are aware, based on historical information, that months in which certain holidays fall, such as Black Friday and Christmas, generate higher levels of consumption and thus positively benefit our total transaction volume and related revenue. Relatedly, February is a month with lower revenue given fewer calendar days and thus a lower monthly volume of transactions.

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

Our business with crypto assets is subject to a fast-evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition. In addition, failure of operation systems may cause loss to us or our customers.

As part of our suite of products and services, we enable our customers to purchase and sell certain crypto assets in our platform (NuCrypto) and have launched our own token (NuCoin) as part of a loyalty program. Any failure by us or our partners to maintain the necessary controls or to manage crypto assets and funds appropriately and in compliance with applicable regulatory requirements and cybersecurity considerations could result in potential loss of cryptocurrencies, reputational harm, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. The significant regulatory uncertainty regarding crypto assets and crypto trading platforms, including in Brazil, may restrict, limit, regulate in excessive and burdensome manner the investment in crypto assets or prohibit the use of such assets and/or related transactions in different jurisdictions, which could adversely affect our activities, the manner in which we currently conduct some aspects of our business and, as a result, our financial condition, results of operations and the market price of our Class A ordinary shares.

Form 20-F | 2022	25

Consequently, we are subject to potential litigation from clients who may lose their investments in cryptocurrency due to market volatility, or as a result of operational failures and from the uncertain regulatory landscape. For more information on our token (NuCoin) see “Item 4. Information on the Company — A— History and Development of the Company — Distribution of our own token.”

Our systems, the systems of our third-party service providers and partners, and certain crypto asset and blockchain networks have experienced, and may experience in the future, service interruptions because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, and other events. Significant or persistent interruptions in our services or in services of third-party service providers and partners could harm our reputation and negatively affect our business, operating results, and financial condition.

Real or perceived inaccuracies in our key operating metrics may harm our reputation, results of operations and financial condition.

We track certain key operating metrics such as number of customers, monthly active customers, activity rate, purchase volume, deposits, interest-earning portfolio, monthly ARPAC, monthly average cost to serve per customer, client acquisition cost and our NPS, among other metrics, which are not independently verified by any third party. While the metrics presented in this annual report are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

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

Form 20-F | 2022	26

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

Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our technology platform to easily integrate with third-party applications through the interaction of application programming interfaces, or “APIs.” In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these integrations. To date, we generally have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software or other technologies or systems:

●	discontinues or limits our access to its APIs;
●	modifies its terms of service or other policies, including fees charged to or other restrictions on us or other application developers;
●	changes how customer information is accessed by us, our partners or our customers;
●	establishes more favorable relationships with one or more of our competitors; or
●	develops or otherwise favors its own competitive offerings over ours.

Although we actively monitor our partners and multi-source vendors, we cannot prevent our providers of software or other technologies from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our partners or multi-source vendors were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement partner or develop an in-house solution, which could significantly diminish the value of our platform and harm our business, operating results and financial condition. In addition, third-party services and products are constantly evolving, and we may not be able to modify our platform to maintain its compatibility with such services and products as they continue to develop, or we may not be able to make such modifications in a timely and cost-effective manner, any of which could harm our business, operating results and financial condition.

Form 20-F | 2022	27

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

The success of our mobile app could be harmed by factors outside our control, such as:

●	actions taken by mobile app distributors;
●	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;
●	increased costs in the distribution and use of our mobile app;
●	changes, bugs or technical issues in mobile operating systems, such as iOS and Android, device manufacturers or mobile carriers that degrade the functionality of our mobile website or mobile apps or give preferential treatment to competitive offerings;
●	changes to the terms of service or policies of mobile operating systems, device manufacturers or mobile carriers that reduce or eliminate our ability to distribute applications, limit our ability to target or measure the effectiveness of our applications or impose fees or other changes related to our delivery of our applications; and
●	government action limiting the accessibility of our mobile app.

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

Form 20-F | 2022	28

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

As part of our growth strategy, we intend to continue to evaluate opportunities to acquire, or form partnerships or joint ventures with businesses, technologies, services and products as such opportunities arise. In January 2022, we concluded the acquisition of Olivia (artificial intelligence based personal finance management). In 2021, these opportunities included Easynvest (investments, June 2021), Juntos (conversational platform, July 2021), Creditas (secured credit, September 2021), SpinPay (checkout solutions, October 2021), Akala (Mexican financial cooperative, December 2021). We may enter into other strategic transactions or arrangements in the future. We may not, however, be able to identify appropriate acquisition, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to successfully negotiate or finance such future acquisitions, partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of integrating an acquired business, technology, service or product into our business may divert management’s attention from our core business, and may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.

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

Form 20-F | 2022	29

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

Specifically, we face competition in the consumer credit, investment, payments and insurance segments. Our main competitors in the Brazilian consumer credit space include Itaú Unibanco S.A., Banco Bradesco S.A., Banco Santander (Brasil) S.A., Banco Caixa Econômica Federal and Banco do Brasil S.A. In the Brazilian investment segment, in addition to certain of our competitors in the consumer credit space, our main competitors include Banco BTG Pactual S.A., Banco Inter S.A. and XP Inc. In the Brazilian payments space, in addition to certain of our competitors in the consumer credit and investment spaces, we face competition from MercadoPago Instituição de Pagamento Ltda., PicPay Instituição de Pagamento S.A., PagSeguro Digital Ltd. and StoneCo Ltd., among others. In addition to existing competition, new competitors may enter the market or existing competitors may offer new or expand existing products or services.

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

In addition, certain of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are. For example, due to the volume of our payment transactions, we were required to obtain authorization from the Central Bank of Brazil to conduct our business as an issuer of post-paid payment instruments and an issuer of electronic currency, while certain other payment or financial institutions, including certain competitors, can operate without such authorization so long as their payment volume remains below certain thresholds. Further, as a regulated payment institution, our subsidiary Nu Pagamentos is required to comply with a set of regulations that is not applicable to non-regulated payment institutions, including minimum equity capital, minimum net equity, compulsory segregation of customers’ funds maintained in payment accounts, internal controls and cybersecurity requirements, among others. In addition, our subsidiary Nu Financeira, a Brazilian financial institution, had undertaken a commitment before the Central Bank of Brazil to operate with a Basel minimum capital adequacy ratio of 14.0% which was a higher capital ratio than those applicable to most other financial institutions operating in Brazil. Such commitment was revoked on July 15, 2022, provided that Nu Financeira continues to comply with the provisions of CMN Resolution No. 4,958/21. Nu Financeira is currently subject to a minimum capital adequacy ratio of 10.5%, in line with the capital ratio applicable to most financial institutions operating in Brazil. As a result, our competitors who are not subject to similar regulatory requirements may be able to offer products and services at lower costs, which could put pressure on the pricing and terms that we offer and, as a result, our profit margins.

Form 20-F | 2022	30

Further, competition in the financial services industry in Brazil and certain other Latin American markets (including Mexico and Colombia) has increased, both as a result of recent consolidations among financial institutions in such markets, adversely affecting the ability of new market entrants to access material amounts of equity capital, and as a consequence of changes in regulations that (i) increased the ability of customers to switch between financial institutions, (ii) enabled financial institutions to access the financial and personal information of customers, and (iii) established rules for an instant payment arrangement. For example, on May 4, 2020, the CMN and the Central Bank of Brazil implemented the Open Financial System, or “open finance,” in Brazil to facilitate the new market entrants’ access to the financial markets as well as to encourage competition between financial institutions. In particular, the implementing regulations make available to various participants in the Brazilian financial system data relating to customers (where consented to) and services of financial institutions. As participants of open finance, we are required to share standardized data related to our customers, service channels, products and services, which make it easier for other market participants to compete with us. Mexico and Colombia are likewise in the process of implementing an open finance system. Further implementation of open finance may intensify competition in the industry, as the sharing of information between institutions may make it easier for competitors to offer better credit terms and conditions, enabling customers to move such financial obligations from our platform to other competing platforms, which would adversely affect our interest income and therefore our results of operations.

In addition, on November 16, 2020, the Central Bank of Brazil launched the instant payment system, or “Pix,” and the Instant Payment System, or “SPI,” which enable electronic fund transfers in real time around the clock. This ecosystem promotes innovation of the existing payment infrastructure. Although the regulations relating the Pix and SPI ecosystems are subject to further developments from time to time, such initiatives may promote greater competition in the industry, and could cause customers to transition away from the solutions we offer, towards Pix or SPI solutions. In particular, Pix makes processing payments faster and less expensive, fosters additional competition and allows new entrants to join the market, while also serving as a significant source of data that will contribute to the ongoing transformation of the financial industry in Brazil. Such developments could therefore materially and adversely affect our business and results of operations.

If we are unable to successfully compete, the demand for our platform, products and services could stagnate or substantially decline, and we could fail to retain or grow the number of customers using our platform, which would materially and adversely affect our business, results of operations, financial condition and prospects.

Form 20-F | 2022	31

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

Financial instruments, including derivative instruments, securities, cash and cash equivalents that are substantially composed of securities and compulsory and other deposits at central banks represented 56.9% and 64.1% of our total assets as of December 31, 2022 and 2021, respectively. Any realized or unrealized future gains or losses from our investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or assess the fair value of investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in interest rates and interest rates instead increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future, and any losses on our securities and derivative financial instruments could materially and adversely affect our income and financial condition. In addition, any decrease in the value of our investment and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

We currently rely primarily on retail deposits as our main source of funding. As of December 31, 2022, we had US$15.8 billion of retail deposits, 95.5% of which were payable on demand, while we had US$14.2 billion of cash and cash equivalents and securities, composed substantially of liquid government bonds, and US$2.8 billion in compulsory and other deposits at central banks. The ongoing availability of funding through retail deposits is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy, in the financial services industry and in us, the availability and extent of deposit guarantees and competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals that we experience in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. This would have a material adverse effect on our results of operations, financial condition and prospects.

Form 20-F | 2022	32

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

Form 20-F | 2022	33

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under the terms of our indebtedness, which may not be successful.

As of December 31, 2022, we had total indebtedness of US$617.4 million (comprising US$11.5 million in instruments eligible as capital, US$585.6 million in borrowings and financing and US$20.4 million in lease liabilities). Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

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

As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, Mexico and Colombia, where most of our operations are located, and outside of these jurisdictions. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of and, in turn, the payments, dividends and distributions from, our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A ordinary shares or BDRs. We may be required to pay taxes on distributions made by our operating subsidiaries to us under the local laws applicable to such subsidiaries. For example, despite the new government in Brazil, elected in 2022, having announced that it will begin the tax reform with the simplification of taxes on consumption, we believe it is very likely that in another instance they will address the income taxes on the distribution of dividends. There are some bills before Congress about taxation on dividends (eg. Bill No. 2,337/21) and any imposition of or increases in the taxation on the distribution of dividends (or similar payments or distributions, such as interest on shareholders’ equity) may adversely affect us.

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

Form 20-F | 2022	34

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

Form 20-F | 2022	35

We may require additional capital in the future, which may not be available on acceptable terms or at all.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to develop new or enhanced services or products or to respond to competitive pressures, or to comply with regulatory capital adequacy requirements discussed in “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Other Rules—Prudential Framework and Limits of Exposure.” Such financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures, which would have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our Class A ordinary shares, and the market price of our Class A ordinary shares and BDRs could decline. Any additional funds raised through debt financing will likely require our compliance with restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. A breach of any such covenant would likely result in a default under the applicable agreement, which, if not waived, could result in acceleration of the indebtedness outstanding.

Risks Relating to Intellectual Property, Privacy and Cybersecurity

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our reputation, business, financial condition and results of operations

We collect, store, handle, transmit, use and otherwise process certain personal information and other customer data in our business. A significant risk associated with our operations is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all collection, use, storage, dissemination, transfer, disposal and other processing of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events.

In February 2022, an environment in NuInvest was unavailable for a short period of time as part of a distributed denial of service, or “DDoS”, as a result of a cybersecurity attack initiated by external agents that had limited impact on the authentication flow during the attack and did not result in financial losses to us or our customers. The incident was mitigated by adjusting our web application firewall to filter those malicious requests, followed by post-incident actions to strengthen our protections against this type of attack. As a consequence, we were able to reduce the impact of this unavailability of NuInvest investment products for consumers and prevent new denial of service attempts against our investments ecosystem.

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

Form 20-F | 2022	36

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

Although we have developed systems and processes that are designed to protect our networks, applications, accounts and the confidentiality, integrity and availability of data and customer data and our information technology systems and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security and there can be no assurance that our safety and security measures (and those of our third-party providers) will prevent damage to, or interruption or breach of, our information systems and operations. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, ransomware, social engineering attacks, unauthorized access or misuse and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Our security measures may also be breached due to human error, malfeasance, fraud or malice on the part of employees, accidental technological failures, system errors or vulnerabilities, or other irregularities. Further, nearly all of our employees are working remotely, which may cause heightened vulnerability to cyberattacks across our business and those of our service providers. In the event our or our third-party providers’ protection efforts are unsuccessful and our systems or solutions are compromised, we could suffer substantial harm.

Form 20-F | 2022	37

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

Form 20-F | 2022	38

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

Additionally, although we maintain insurance policies covering cyber-attacks, such policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases in or the imposition of large deductible or coinsurance requirements, could adversely affect our business, financial condition and results of operations.

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

Form 20-F | 2022	39

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

Form 20-F | 2022	40

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

Form 20-F | 2022	41

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

Our solutions incorporate and are dependent to some extent on the use and development of third-party open source software, including Python, Java, JavaScript, Flutter, Dart, Swift, among others programming languages, and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use or sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products and services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, which would put us at a competitive disadvantage, purchase a costly license (with binding clauses that restrict our ability to commercialize and develop the implicated products or services), or cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. Litigation could be costly for us to defend, have a negative effect on our financial condition and results of operations or require us to devote additional research and development resources to change the source code underlying our platform, products and services. The terms of many open source licenses to which we are subject have not been interpreted by courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide, or distribute the products or services related to, the open source software subject to those licenses. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Form 20-F | 2022	42

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

Form 20-F | 2022	43

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

Form 20-F | 2022	44

Because certain of our subsidiaries are financial services payment institutions in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, including Federal Law No. 12,865/13, as well as to financial services, including Federal Law No. 4,595 of December 31, 1964, as amended, or the “Banking Law” and Federal Law No. 6,385/76 and related rules and regulations issued by the CMN, the Central Bank of Brazil, the CVM and, as a public company in Brazil, the CVM and the B3 with regard to the rules related to foreign issuers. In addition, the activity of one of our subsidiaries as an insurance broker is subject to various laws and regulations in Brazil, such as Federal Law No. 4,594/64, Decree Law No. 73/66 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados, or the “CNSP”) and the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados, or the “SUSEP”), among others.

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

Form 20-F | 2022	45

Changes in regulations in Brazil and international markets in which we operate may expose us to increased compliance costs and limit our ability to pursue certain business opportunities or provide certain products and services. The regulation governing Brazilian payment and financial institutions is continuously evolving, including as a result of political, economic and social events, and the Central Bank of Brazil has reacted actively and extensively to developments in our industry. Specifically, Brazilian regulators frequently update prudential standards in accordance with the recommendations of the Basel Committee on Banking Supervision, in particular with respect to capital and liquidity, which could impose additional significant regulatory burdens on us, including additional and material capital requirements applicable to certain of our subsidiaries’ activities as payment institutions. For instance, as a result of Public Consultation No. 78 of November 2020, the Central Bank of Brazil enacted a new framework providing for prudential rules applicable to payment institutions, (such as Nu Pagamentos), increasing the capital and prudential requirements to which we are subject. This framework includes Central Bank of Brazil Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022. The new prudential requirements are expected to be enforceable according to an implementation calendar: the new rules are expected to come into force in July 2023, and full implementation is expected to take place in January 2025. As an example, if definitive regulation applicable to type 3 conglomerates - which will be the conglomerate led by Nu Pagamentos - had been in force as of December 31, 2022, Nu Pagamentos conglomerate would have been subject to a minimum regulatory capital of US$1 billion (R$5.3 billion) as of December 31, 2022, which would represent an increase of US$261 million (R$1.4 billion) compared to the requirements applicable jointly to Nu Pagamentos and Nu Financeira under current regulations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Other Rules—Prudential Framework and Limits of Exposure—Payment Institutions” for more information about potential changes to prudential regulations applicable to payment institutions in Brazil. Our operations could also be adversely affected by changes with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. There can be no assurance that future changes in regulations or in their interpretation or application will not have a material adverse effect on us.

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

Form 20-F | 2022	46

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Argentina, Germany and the United States. In particular, in Mexico, our products are offered by a financial institution (Sociedad Financiera Popular, subject to the Popular Savings and Credit Law). Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores, or the “CNBV”). Mexican authorities have been reviewing the regulations applicable to financial entities (for example, the enactment of the Fintech Law in 2018) and closely supervise financial technology companies. Changes to these laws and other applicable laws and regulations (for instance, regarding open banking, cybersecurity, customer digital onboarding) have been discussed by the Mexican regulators, and could materially affect our operations in Mexico. In Colombia, our credit card product is offered by a commercial entity that is subject to extensive regulation, including those governing consumer protection (namely Law No. 1,480 of 2011, Decree No. 1,074 of 2015 and the Sole Circular of the Industry and Trade Superintendence) and data protection (Law No. 1,581 of 2012). In addition, interest rates in Colombia are capped, as provided in the Colombian Commercial and Criminal Codes. Our activities in Colombia are subject to the supervision of the Industry and Trade Superintendence with regards to consumer relations, data protection and antitrust. Furthermore, the new Colombian Government has shown concrete intentions to promote inclusion and competition via new open banking and instant payments regulation, expected to be discussed in 2023. Changes in these and other applicable laws or regulations in the countries in which we operate, or the adoption of new laws and related regulations, may require us to modify our business practices and may have an adverse effect on us.

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

Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.

In recent years, the Central Bank of Brazil issued several regulations related to the Brazilian payments market, aiming to increase the use of electronic payments, increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers and promote the increased use of electronic payment means. Such measures include the following regulations enacted by the Central Bank of Brazil: (i) Resolution No. 246, effective as of April 1, 2023 and which, among other matters, imposes a maximum limit for the interchange fee levied on (a) all prepaid card transactions in Brazil to 0.7%; and (b) all debit card transactions to 0.5%; (ii) Resolution of the Central Bank of Brazil No. 1/2020, which created the instant payment ecosystem; and (iii) Joint Resolution No. 1/2020, which governs the Open Financial System (Open Finance) initiative in Brazil.

In addition to such recently enacted regulations, the Brazilian Congress, Central Bank of Brazil and the broader payments industry are discussing legislative and regulatory initiatives that would modify the regulatory framework of the Brazilian payments and financial industries. For instance, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, would limit interest rates, particularly for credit cards facilities (rotativo do cartão) and overdrafts facilities (cheque especial) – with regard to the latter, with limits that are more restrictive than those already recently imposed by the Central Bank of Brazil (maximum of 8% monthly rate and 150% yearly rate).

Form 20-F | 2022	47

These discussions are in various phases of development, whether as part of legislative, regulatory or private initiatives in the industry, and the overall impact of any such reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, results of operations and financial condition. For further information on the regulatory landscape, please see “Item 4. Information on the Company—B. Business Overview— Regulatory Overview—Brazil.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations and may be subject to sanctions.

We operate in jurisdictions that have a high risk for corruption and we are subject to various anti-corruption, anti- bribery and anti-money laundering laws and regulations, as well as those relating to sanctions, including the Brazilian Federal Law No. 12,846/2013, or the “Clean Company Act,” the Brazilian Federal Law No. 9,613/1998, or the “Brazilian Anti-Money Laundering Law,” the Brazilian Federal Law No. 8,429/1992, or the “Brazilian Public Improbity Law,” the Brazilian Federal Law No. 7,492/1986 or the “White-Collar Crime Law”, the Brazilian Federal Law No. 14,133/2021, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA,” among others. Each of the Clean Company Act, the Brazilian Anti-Money Laundering Act, the Brazilian Public Improbity Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries.

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

Form 20-F | 2022	48

Regulators may increase enforcement of or modify our obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Specifically, regulators regularly reexamine the transaction volume thresholds that we must obtain and any change in such thresholds could result in increased compliance costs. For example, the Central Bank of Brazil enacted Circular No. 3,978, which became effective on October 1, 2020 and provided new guidelines with a risk-based approach for anti-money laundering and terrorist financing policies, procedures and controls. Under these guidelines, a regulated institution has the discretion to determine which procedures it will adopt for each customer, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in the regulated entity’s business. Overall, we may not be able to comply, in a timely manner or at all, with new regulations, or obtain appropriate exemptions from regulatory authorities, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our platform and reduce the attractiveness of our products and services.

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

Form 20-F | 2022	49

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

Form 20-F | 2022	50

In particular, on August 14, 2018, the President of Brazil approved Law No. 13,709 the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados, or the “LGPD”), a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of customers, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among other things, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the ANPD, for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. The obligations established by the LGPD became effective in September 2020. In the event of non-compliance with the LGPD, we may be subject to administrative penalties, which have been applicable since August 2021 (depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4 of February 24, 2023) (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of our gross sales; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. Moreover, we may be liable for property, moral, individual or collective damages caused by us or by third-party providers or business partners that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. We cannot guarantee that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities, courts or other bodies, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are yet unknown, we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.

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

Form 20-F | 2022	51

Internationally, many jurisdictions have established their own data security and privacy legal framework with which we or our customers may need to comply, including, but not limited to, the European Union, or the “EU.” The EU’s privacy, data protection and information security landscape is currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the EU, the General Data Protection Regulation, or the “GDPR,” which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for data protection compliance programs and significant increases in the level of sanctions for non-compliance. In particular, under the GDPR, EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million (equivalent to US$18.5 million as of December 31, 2022) or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Being subject to the GDPR, we may need to take steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot guarantee that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face liability under the GDPR. We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in the jurisdictions in which we operate, including in Mexico and Colombia and in jurisdictions into which we may expand in the future.

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

Form 20-F | 2022	52

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

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations must be held in Brazilian federal government securities or return yielding balances at the Central Bank.

In recent years, the CMN and Central Bank of Brazil have also published several rules to implement, update and improve Basel III and associated capital and prudential rules in Brazil. This set of regulations includes a revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios. For instance, Central Bank of Brazil Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022 and expected to enter into effect on July 1, 2023, establish a new set of rules aiming to harmonize the capital and prudential requirements applicable to payment services offered by payment institutions (including those provided by Nu Pagamentos) and to those applicable to payment services offered by financial institutions. Moreover, Public Consultation Nos. 94 and 95 issued by the Central Bank of Brazil in November 2022, and ended on March 6, 2023, intended to incorporate into the local framework international Basel III rules of capital requirements for operational risks according to the standardized approach (SA). The new standardized approach intends to substitute the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA) and Simplified Alternative Standardized Approach (ASA 2) set forth in Circular No. 3,640/2013, aiming to standardize the operational capital requirement calculation to all institutions included in the S1 to S4 segments. These proposals, if approved and implemented by the Central Bank of Brazil, may increase the minimum capital requirements applicable to Nu’s prudential conglomerate. However, no assurance can be given that such rules will be adopted, enforced or interpreted in a manner that will not have an adverse effect on us.

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

Form 20-F | 2022	53

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

The requirements associated with being a foreign BDR issuer in Brazil require significant company resources and management attention.

We have issued BDRs on the B3 and, as such, we are a foreign issuer of BDRs in Brazil, as defined by the CVM. As such, we are subject to certain rules, in accordance with the laws and regulations applicable to publicly traded companies in Brazil, including rules and regulations issued by the CVM and the B3. Such rules and regulations may increase our legal accounting and financial compliance costs and may make certain activities more time consuming and costly. For example, as a foreign BDR issuer in Brazil, we are required to appoint a legal representative in Brazil, prepare and annually disclose certain forms, such as the Brazilian reference form (formulário de referência), as well as to disclose a Portuguese version of all of the relevant information disclosed by us in the United States, including financial statements, material facts and other filings. Any new rules and regulations related to the disclosure of information, reports, financial controls and corporate governance, which may be adopted by the CVM, B3 or other regulatory or self-regulatory bodies, may result in a significant increase in our costs, which could adversely affect our business, financial condition and results of operations. Existing and any new obligations will also require substantial attention from our management and may divert our management’s attention away from our business. Such cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations. Please refer to “Item 9—The offer and listing—C. Markets” for more details on our process of discontinuation of the level III BDR and cancellation of our registry as a foreign issuer in Brazil.

There can be no assurance that we will not be a passive foreign investment company for the current or any future taxable year, which could subject U.S. investors in our Class A ordinary shares or BDRs to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average value (generally determined on a quarterly basis) of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Cash is generally a passive asset for these purposes.

Form 20-F | 2022	54

Based on proposed U.S. Treasury regulations, or the “1995 Proposed Regulations,” including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Among other reasons, whether we were a PFIC in 2022 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares and BDRs, which could be volatile) may vary from time to time. In addition, proposed U.S. Treasury regulations in 2021, or the “2021 Proposed Regulations,” significantly alter the application of the exception to the PFIC rules for the active conduct of a banking, financing, or similar business. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A ordinary shares or BDRs, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A ordinary shares or BDRs, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A ordinary shares or BDRs are regularly traded on a qualified exchange. For further discussion see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

Changes in tax laws, incentives, benefits and regulations may adversely affect our financial condition and results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, Mexico, Colombia, the Cayman Islands, the United States or any other jurisdiction in which we operate or may in the future operate may result in higher taxation of our business, which may significantly reduce our profits and cash flows from operations. For example, Brazilian Constitutional Amendment No. 102/2019 increased the federal corporate contribution over the net profits of financial institutions from 15% to 20% as of March 1, 2020, Provisional Measure No. 1,034/2021 increased the same federal corporate contribution from 15% to 20% for the period of July 1, 2021 to December 31, 2021 and Provisional Measure No. 1,115/22 increased the same federal corporate contribution from 15% to 16% for the period from August 1, 2022 to December 31, 2022. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or “ISS”), and any increases in ISS rates would harm our financial results. It is not possible to precisely predict if and how potential changes may affect our business, but one or more states, municipalities or federal governments may seek to challenge the taxation or procedures applied to our transactions, and could impose taxes or additional reporting, record-keeping or indirect tax collection obligations on our business. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

In addition, our net losses may grow if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, which reduces our annual income tax expense. However, we cannot guarantee that such tax benefits will remain in place or that we will continue to qualify for them.

Form 20-F | 2022	55

We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the Federal Supreme Court (STF), by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the Federal Supreme Court reaches a different understanding on the subject matter. That is, if years ago a company obtained authorization from the Court of Justice to stop collecting a certain tax, this permission tends to automatically expire if and when the STF understands that the charge of such tax is actually legitimate. In this sense, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that is sensitive to the Company’s business, our financial and operating results could be negatively affected.

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

Further, recent Brazilian government initiatives have proposed changes to the Brazilian tax regime that, if enacted, could impact our business. An example is the deductibility of interest on equity will be prohibited, potentially impacting the overall tax burden of our operations in Brazil. Although these laws have not yet been enacted and it is not possible to determine at this time the exact changes that will eventually pass into law, any such changes could have adverse effects on our results and operations, as well as on the taxation applied to the dividends distributed from our Brazilian subsidiaries.

Separately, establishing a provision for income tax expense and filing returns requires us to make judgments and interpretations about the application of inherently complex tax laws, and in particular Brazilian income tax laws, which are subject to different interpretations by the taxpayer and relevant governmental taxing authorities. If the judgments, estimates and assumptions we use in preparing our tax returns/ obligations are subsequently found to be incorrect, we could become involved in a dispute with the relevant authority, which in Brazil can involve prolonged evaluation periods and litigation before a final resolution is reached, and which introduces further uncertainty and risk with respect to our tax and related liabilities.

Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.

We have been, and may in the future be, party to significant legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our employees, customers or suppliers, or environmental, competition, tax or other governmental matters, particularly with respect to civil, tax and labor claims, and in connection with conflicts of interest and lending activities. In view of the inherent difficulty of predicting the outcome of such legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state accurately what the eventual outcome of these pending matters will be. The amount of our provisions in respect to these matters may be substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions recorded by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2022 and 2021, we had provisions for taxes, other legal contingencies and other provisions of US$17.9 million and US$18.1 million, respectively.

Form 20-F | 2022	56

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

We are subject to risks under applicable federal, state and municipal labor laws and regulations of the countries in which we operate, including disputes concerning which union applies to particular workers or the activities covered by a particular union, collective bargaining rights and compensation and other benefits, various issues arising from union contracts, potential labor reclassifications, and strikes, among others. Labor laws and regulations are complex, broad in scope and are often vague and differ vastly across states, countries and businesses and may require us to make interpretations of such laws and regulations, which may involve subjective factors or judgments. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New or different interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, compensation services, or operating expenses to comply with evolving requirements. We cannot guarantee that we will be able to make any such changes in a cost- efficient manner or at all.

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

Form 20-F | 2022	57

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

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered. As of December 31, 2022, we had approximately 8,714 active proceedings with PROCONs and small claims courts relating to consumer rights. To the extent customers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning consumer protection in the jurisdictions in which we operate and jurisdictions into which we intend to expand in the future, including in Mexico and Colombia and elsewhere in Latin America.

Form 20-F | 2022	58

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

The currencies of the countries in which we operate, most notably Brazil, Colombia and Mexico, have experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In particular, the Brazilian government has implemented various economic plans and used various exchange rate policies to stabilize the real, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system, which plans and policies have had varying degrees of success. Exchange rate volatility could cause our costs to increase relative to our revenue, given that around 26% of our costs in the year ended December 31, 2022 were directly or indirectly linked to the U.S. dollar, whereas the majority of our revenue was denominated in the real.

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

Form 20-F | 2022	59

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

As an example, there have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy and financial markets. In 2022, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. In tandem with the appreciation of the U.S. dollar, these increases could cause greater inflationary pressures and may hinder the Brazilian economic recovery. Additionally, the conflict has an impact on the global agricultural commodity supply, such that if grain prices rise due to increased demand, demand for Brazilian output could rise, given the country’s high production capacity and the resulting possibility of negotiating for more competitive prices, increasing export taxes and raising domestic prices, which would generate greater inflationary pressures. The conflict could also influence and change Brazil’s export policy, which could adversely impact the economy and, consequently, the capital market and diplomatic relationships between countries other than those directly involved. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms that are acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the EU and emerging markets, may affect the volume of foreign investments in Brazil. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our Class A ordinary shares and BDRs.

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

Form 20-F | 2022	60

Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm our business, financial condition and results of operations and the price of our Class A ordinary shares and BDRs.

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our Class A ordinary shares and BDRs may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the relevant economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy,and changes in tax laws;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	labor and social security regulations;
●	energy and water shortages and rationing;
●	public health crises, such as the ongoing COVID-19 pandemic;
●	commodity prices; and
●	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

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

Form 20-F | 2022	61

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

Our business is conducted primarily in Brazil, where the Monetary Policy Committee of the Central Bank of Brazil, or “COPOM”, sets the target basic interest rate for the Brazilian banking system and makes changes in this rate as an instrument of monetary policy. The basic interest rate is the adjusted average rate of daily financing calculated in the Special System for Settlement and Custody, or “SELIC”, for federal bonds. Variations in the basic interest rate can be harmful to us, causing, among other effects, a reduction in the demand for our credit and investment products, an increase in the cost of raising funds and the risk of default by our customers, all of which could adversely affect us.

Political instability in Brazil may adversely affect our business, results of operations and the trading price of our shares.

Luis Inácio Lula da Silva (“Lula”) was elected president in October 2022, for a four-year term starting in January 2023. Lula’s first days in office were impacted by the largest protests against democratic institutions in the history of Brazil. Certain groups formed by extreme supporters of the defeated candidate (former president Jair Messias Bolsonaro) performed acts of civil unrest and stormed into Brazil’s Supreme Court, Congress and Presidency buildings, conducting acts of violence and destruction. Although extreme and concerning, we believe the rapid response to deal with such a situation did not result in deterioration of institutions nor the political environment.

Following this episode, the new administration secured a broad coalition to reelect both speakers of the Congress. Lula’s Workers Party will lead the House of Representatives (Câmara dos Deputados), the most important committee during the administration’s first year, which could mean that the administration will face less obstacles to pass intended reforms such as the consumer tax reform (VAT) and the new fiscal anchor that needs to pass Congress. Although important initial steps, we believe coalitions are sensitive structures that rest on unstable grounds and this instability might lead to market uncertainty.

The newly elected Congress wants to push for agendas that address post pandemic and economic crisis relief which can lead to political instability that could negatively impact the confidence of investors and the general market as well as have a material adverse effect on our business, results of operations, financial condition and prospects. In particular, political crises affected the confidence of investors and the general public, which adversely affected economic development in Brazil, which, consequently, could impact the price of the shares issued by us.

Developments and changes in investors’ perception of risk in other countries, especially in the United States, Europe and other emerging countries, may materially and adversely affect the Brazilian economy and the market value of Brazilian securities, including our Class A shares and BDRs.

The market value of securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other countries, including countries in Latin America, Asia, Europe, and the United States. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian companies. Crises in Brazil and in these countries may reduce investor interest in securities issued by Brazilian companies, including securities issued by us. In the past, the development of adverse economic conditions in other countries considered as emerging markets resulted, in general, in the outflow of investments and, consequently, in the reduction of external resources invested in Brazil. Any of the events mentioned above could affect the market value of the securities issued by us, in addition to making it difficult for us to access the capital market and finance our operations in the future, in acceptable or absolute terms.

Form 20-F | 2022	62

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.3% in 2016, growth of 1.1% for the respective periods in 2017, 2018, and 2019, a contraction of 4.1% in 2020, and growth of 4.6% and 2.9% in 2021 and 2022 respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

For example, according to Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA index”), Brazil recorded inflation of 5.8% in 2022, 10.1% in 2021 and 4.5% in 2020. Measures adopted by the Brazilian government to control inflation have included the maintenance of a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Furthermore, the official interest rate (Selic) is set by the Monetary Policy Committee (COPOM), formed by the Chairman and officers of the Brazilian Central Bank, every 45 days. On December 8, 2021, Selic was set at 9.25% and reached 13.75% on August 3, 2022, due to concerns with inflationary pressures. Inflation and certain governmental actions to curb inflation, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets.

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

Form 20-F | 2022	63

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

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the potential for changes in any of these factors. The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 14, 2022.
●	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 12, 2022, Moody’s maintained Brazil’s credit rating at Ba2-stable.
●	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On December 20, 2022, Fitch reaffirmed Brazil’s credit rating at BB-negative.

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

Risks Relating to Our Class A Ordinary Shares and Our BDRs

An active trading market for our Class A ordinary shares may not be sustainable. If an active trading market is not maintained, you may not be able to sell your shares and you could lose a significant part of your investment.

Although our Class A ordinary shares are listed and traded on NYSE, an active trading market for our shares may not be maintained. If an active market for our Class A ordinary shares is not sustained, you may have difficulty selling any of our Class A ordinary shares that you buy, and may be unable to convert your Class A ordinary shares into BDRs or vice-versa. Investors may purchase Class A ordinary shares on the NYSE to be held in custody for the issue of BDRs in Brazil. See “Item 12. Description of Securities other than Equity Securities—C. Other Securities—Description of Brazilian Depositary Receipts” for more information regarding our BDR program. Further, the market price of our Class A ordinary shares may be materially and adversely affected if an active trading market is not maintained.

Form 20-F | 2022	64

The market price of our Class A ordinary shares may be influenced by many factors, some of which are beyond our control, including:

●	announcements by us or our competitors of significant developments;
●	technological innovations by us or competitors;
●	the failure of financial analysts to cover our Class A ordinary shares or changes in financial estimates by analysts;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A ordinary shares or the shares of our competitors;
●	actual or anticipated variations in our operating results;
●	future sales of our shares; and
●	investor perceptions of us and the industries in which we operate.

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

Our founding shareholder and CEO David Vélez owns 88.6% of our outstanding Class B ordinary shares, which represents 76.1% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.

David Vélez, our founding shareholder and chief executive officer, continues to control our Company through his beneficial ownership of 88.6% of our outstanding Class B ordinary shares, and consequently, 76.1% of the combined voting power of our issued share capital. Our Class B ordinary shares are entitled to 20 votes per share and our Class A ordinary shares are entitled to one vote per share. Our Class B ordinary shares are convertible into an equivalent number of Class A ordinary shares. As a result, so long as David Vélez beneficially owns 58.3% of the outstanding Class B ordinary shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. David Vélez will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding Class A ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. In addition, we have entered into a Shareholder’s Agreement with David Vélez pursuant to which we have granted him the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.” The decisions of David Vélez on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders”.

Form 20-F | 2022	65

We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Memorandum and Articles of Association, the holders of our Class B ordinary shares are entitled to preemptive rights to purchase additional ordinary shares in the event that there is an increase in our share capital and additional ordinary shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which is approximately 25.0% of our outstanding shares. The exercise by holders of our Class B ordinary shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Preemptive or Similar Rights”.

Future sales of a substantial number of our Class A ordinary shares, including in the form of BDRs, or the perception that such sales could occur, could cause the price of our Class A ordinary shares or BDRs to decline.

The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, including in the form of BDRs, particularly sales by our directors, executive officers and significant shareholders, a large number of Class A ordinary shares or BDRs becoming available for sale or the perception in the market that such sales could occur. As of December 31, 2022, we have approximately 3,602,854,813 Class A ordinary shares outstanding, including those underlying BDRs (including any BDRs that were offered under the Customer Program), and 1,091,933,041 Class B ordinary shares outstanding. The Class A ordinary shares, as well as the Class A ordinary shares underlying outstanding BDRs, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees are able to sell their Class A ordinary shares, including in the form of BDRs, in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC and the CVM, as applicable. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A ordinary shares, including in the form of BDRs, the market price of our Class A ordinary shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A ordinary shares to decline.

Sales of a substantial number of our Class A ordinary shares, including in the form of BDRs, or the perception that such sales may occur, could cause the trading price of our Class A ordinary shares to fall or make it more difficult for you to sell your Class A ordinary shares at a time and price that you deem appropriate.

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

Our Memorandum and Articles of Association and the Shareholder’s Agreement contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

Form 20-F | 2022	66

●	authorize our board of directors to issue, without further action by the shareholders, undesignated preferred shares with terms, rights and preferences determined by our board of directors that may be senior to our Class A ordinary shares;
●	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors;
●	impose advance notice requirements for shareholder proposals;
●	limit our shareholders’ ability to call special meetings;
●	require approval from the holders of at least two-thirds in voting power of all outstanding shares entitled to vote thereon to amend a provision of our Memorandum and Articles of Association;
●	condition any change of control of our company on the consent of the holders of a majority of the Class B ordinary shares in issue; and
●	provides our founding shareholder, David Vélez, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 40% of the voting power of our issued share capital, the ability to designate a majority of the members of our board of directors, as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.”

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

Form 20-F | 2022	67

If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A ordinary shares and our trading volume could decline.

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

Form 20-F | 2022	68

Pursuant to Brazilian law, we may amend our deposit agreement in respect of the BDRs and the rights of BDR holders by means of an agreement with the BDR Depositary and without the consent of BDR holders.

Pursuant to Brazilian law, we may amend the Deposit Agreement and the rights of BDR by means of an agreement with the BDR Depositary and without the consent of BDR holders. In that case, even if the amendment or change is materially adverse to the rights of BDR holders, it will become effective and the BDR holders will not be able to challenge such amendment. Please refer to “Item 9.The offer and listing—C. Markets” for more details on our process of discontinuation of the level III BDR and cancellation of our registry as a foreign issuer in Brazil.

Holders of our BDRs registered in a nominee account may not be able to exercise voting rights as readily as a shareholder.

Holders of BDRs are not and will not be considered to be holders of our Class A ordinary shares and are not entitled to attend or vote at meetings of our shareholders. We have agreed with the BDR Depositary that upon receipt by the BDR Depositary of notice of any meeting of our shareholders, the BDR Depositary will publish notice of such meeting for the holders of BDRs, requesting instructions by a specified date from the holders of BDRs as to the voting of our Class A ordinary shares represented by their BDRs. In order to direct the voting of any such shares, holders of BDRs must deliver instructions to the BDR Depositary by the specified date. Neither we nor the BDR Depositary can guarantee that you will see the published notice in time to instruct the BDR Depositary as to the voting of our Class A ordinary shares represented by your BDRs and it is possible that you will not have the opportunity to direct the voting of any shares. For more information, see “Item 12. Description of Securities other than Equity Securities—C. Other Securities—Description of Brazilian Depositary Receipts—Deposit Agreement—Voting Rights of BDRs.”

There are no specific rules relating to the delisting of our BDRs from the B3.

We may decide to delist our BDRs from the B3. In such case, we cannot guarantee that we or our founding shareholder will make a public offering for the acquisition of our BDRs or our underlying Class A ordinary shares on terms and conditions that meet the expectations of the BDR holders, who in any case will not be able to prevent us from deregistering from the CVM and delisting our BDRs from the B3. Please refer to “Item 9.—The offer and listing—C. Markets” for more details on our process of discontinuation of the level III BDR and cancellation of our registry as a foreign issuer in Brazil.

Holders of BDRs may be subject to additional risks related to holding BDRs rather than Class A ordinary shares.

Because holders of BDRs do not hold their Class A ordinary shares directly, they are subject to the following additional risks, among others:

●	a holder of BDRs will not be treated as a direct holder of Class A ordinary shares and may not be able to exercise shareholder rights;
●	dividends on the Class A ordinary shares represented by the BDRs will be paid to the BDR Depositary, and before the BDR Depositary makes a distribution to a holder on behalf of the BDRs, withholding taxes or other governmental charges, if any, that must be paid, will be deducted;
●	we and the BDR Depositary may amend or terminate the Deposit Agreement without the consent of holders of the BDRs in a manner that could prejudice holders of BDRs or that could affect their ability to transfer BDRs, among others; and

Form 20-F | 2022	69

●	the BDR Depositary may take other actions inconsistent with the best interests of holders of BDRs.

Please refer to “Item 9.—The offer and listing—C. Markets” for more details on our process of discontinuation of the level III BDR and cancellation of our registry as a foreign issuer in Brazil.

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

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS, as issued by the IASB. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB.

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

Form 20-F | 2022	70

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

David Vélez controls a majority of the voting power of our shares. As a result, we are a “controlled company” within the meaning of the NYSE listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We rely and intend to continue to rely on some or all of these exemptions. As a result, we do not have a stand-alone nominating and corporate governance committee, and our Leadership Development, Diversity and Compensation Committee is not required to consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Form 20-F | 2022	71

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

Form 20-F | 2022	72

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

Form 20-F | 2022	73

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

Form 20-F | 2022	74

Item 4. Information on the company

A.	History and Development of the Company

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

Our Nu Journey

We launched Nu to provide a superior offering to Brazilian consumers. When we launched Nu, incumbent banks in Latin America offered similar checking account products, credit limits, interest rates, and annual fees to all customers based on homogenous underwriting methodologies and customer management strategies. We believed that customers in Brazil were paying some of the highest interest rates and fees in the world, and were often ignored and taken for granted, while a large percentage of the population was simply left out of the banking system. In addition, Brazil has been among the most profitable countries for the financial institutions sector globally, with one of the highest returns on equity. In 2013, our founders saw an opportunity to create a fundamentally different financial services offering that would be fully digital and obsessed with the customer experience, utilizing credit cards as a first product. We sought to help our customers make payments more conveniently, organize their finances better, and improve their use and control of credit.

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

Scaling the Business to Nu 2.0

2017 to 2018: Growing Beyond Credit Cards—Reaching over 6 million customers

Form 20-F | 2022	75

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

Expanding Our Breadth & Depth to Nu 3.0

2019 to 2022: Expanding to New Products and New Countries—Reaching 74.6 million customers.

In 2019, we launched our personal loan product for people with larger credit needs, allowing our customers to apply, run repayment simulations, check balances, and pay balances ahead of time, in an easy and transparent manner on our mobile app. Later that year we launched our Nu business checking account to help meet the similar needs of the nearly 21 million single entrepreneur-led micro businesses that were estimated as operational in Brazil as of December 31, 2022, according to “SEBRAE.” We had almost 2.5 million SME customers as of December 31, 2022, representing an increase of approximately 31.6% from approximately 1.9 million customers as of December 31, 2021.

In 2019 and 2020, we expanded internationally to Mexico and Colombia, respectively, as we identified customer needs and opportunities in these markets that were similar to those in Brazil. We followed a similar strategy and launched in both countries with our flagship credit card product. In less than two years since the launch of our operations in Mexico, we believe we have become the top credit card issuer in the country during 2022, based on the latest available “Comisión Nacional Bancaria y de Valores” credit card distribution report, as of October 2022.

Form 20-F | 2022	76

In 2020, we began to expand into insurance brokerage and investments (brokerage and asset management). We launched NuLife, a life insurance product seamlessly integrated and distributed through our mobile app in partnership with Chubb Limited, or “Chubb”, a leading global policy underwriter. NuLife provides basic coverage starting from less than US$2.00 per month while benefits can reach up to US$30,000. We also announced the acquisition of Easynvest, which we believe is the largest direct-to-consumer retail investments platform in Brazil with 11 million total customers as of December 31, 2022.

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

In 2022, we launched NuPay, a new and disruptive way to pay for online purchases with just a few clicks within the Nubank app, offering a more practical and secure experience that enables customers to pay with their account balances or interest-free installments. We also completed the acquisition of Olivia, a US-based data company with subsidiaries in Brazil specializing in applying machine learning and artificial intelligence solutions to retail banking, which we believe will further strengthen our open finance initiatives. We also launched the Money Boxes platform in 2022, enabling customers to access more attractive investment alternatives than traditional low yield popular products, such as savings (poupança). Among these alternatives, Money Boxes can offer clients RDBs and funds. We have seen an evolution of our credit card interest-earning assets in Brazil as a result of launching new features that allow our customers to use their credit cards as financing means. These features include the ability to finance: 1) banking payment slips (boletos); 2) individual purchases in installments; and 3) Pix transfers, in all cases using credit card limits. In 2022, we also announced the expansion of our lending products in Brazil into secured lines, such as public payroll loans, and the launching of savings accounts in Mexico. The expansion of our portfolio allowed us to achieve 74.6 million customers in the fourth quarter of 2022, as shown in the chart below.

Form 20-F | 2022	77

74.6M
70.4
65.3
59.6
53.9
48.1
41.7
37.1
33.3
29.7
26.1
23.5
20.1
15.6
11.2
7.7
6.0
5.2
4.4
3.7
3.0
2.4
1.9
1.6
1.2
1.0
0.7
0.5
0.3
0.2
0.1
0.0
Credit Card
Rewards
Bank Account
Pre-Paid Card
Personal Loans
SME Bank Account
Nu Mexico
Nu Life
Nu Colombia
Customers (MM)
Q1
Q2
Q3
Q4
2014
2015
2016
2017
2018
2019
2020
2021
2022

Of our 74.6 million customers as of December 31, 2022, 3.2 million customers were in Mexico and 565,000 customers were in Colombia.

For information regarding our capital expenditures and divestitures, if any, see “Item 5. Operating and Financial Review and Prospects.”

Recent Developments

2021 Contingent Share Award (CSA) termination

●	On November 29, 2022, David Vélez, our Chief Executive Officer, informed us of his unilateral decision to terminate the 2021 Contingent Share Award (CSA). As a result of the termination, we recorded expenses of US$355.6 million due to the acceleration of the vesting. After such one-time recognition, we will no longer account for any expense associated with the 2021 Contingent Share Award. The termination did not impact cash flows and no shares will be issued under this CSA.
●	The 2021 Contingent Share Award was granted on November 22, 2021 and its main terms were: (i) issuance of a number of Class A ordinary shares equal to 1% of the total number of our ordinary shares in issue (on an as-converted, fully diluted basis) when the Class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) issuance of a number of Class A ordinary shares equal to 1% of the total number of our ordinary shares in issue (on an as-converted, fully diluted basis) when the Class A share price is equal to or greater than US$35.30 per share.

Form 20-F | 2022	78

Level III BDR Program discontinuation

On September 15, 2022, we filed with the Comissão de Valores Mobiliários (“CVM”) for the discontinuation of our Level III BDR Program and cancellation of our registry as a foreign issuer in Brazil. The process aims at maximizing efficiency and minimizing redundancies from being a publicly traded company in more than one jurisdiction. Please refer to “Item 9.—The offer and listing—C. Markets” for more details. If the process is approved by the regulators, our Level III BDR holders will have the following options: (i) remain as our shareholder, through the receipt of Class A ordinary shares traded on NYSE underlying the Level III BDRs held by each holder, with each Level III BDR representing one-sixth (1/6) of a Class A ordinary Share (“Receipt of Class A Ordinary Shares”). In order for a holder of Level III BDRs to be able to choose this option, the investor must hold a sufficient number of Level III BDRs to be able to receive a whole Class A Ordinary Share, that is, at least, six (6) Level III BDRs as well as an active account with a brokerage house in the United States of America to be able to receive the corresponding Class A Ordinary Shares; (ii) remain as holders of our BDRs by receiving unsponsored Level I BDRs (a program that will also require approval by CVM); or (iii) carry out the sale of the BDRs or underlying Class A ordinary shares held by the investor, on the B3 or NYSE, as applicable.

International Finance Corporation (“IFC”) facility

Nu Colombia SA has been granted a 3-year facility of up to US$ 150.0 million from IFC (International Finance Corporation), guaranteed by us, which will be used to support the growth of our operations and expand access to financial services in the country. The agreement was signed on December 23, 2022 and the disbursements started in January 2023.

Distribution of our own token

In February 2023, we started offering Nucoin, our own token to be used in our loyalty network (“Nucoin Network”) by our eligible customers (initially clients above 18 that have a NuAccount opened in Brazil and that are not US Persons). Over the next few months, we expect to allow these customers to buy and sell Nucoin through our app. Once we release that functionality, we intend to provide more detail on its underlying structure and risks.

Over time, we aim to have other sponsoring companies (“Sponsors”) that commit to use Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoin to distribute to their customers, and will be required to offer benefits to Nucoin holders to incentivize the network adoption and increase the overall utility to the community.

B.	Business Overview

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives.

In 2013, we chose to begin our journey by disrupting the financial services market in Latin America, starting in Brazil, followed by Mexico and Colombia, whose market value we estimate to reach approximately US$1 trillion by 2025. This opportunity includes approximately 650 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or completely unbanked.

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

Form 20-F | 2022	79

As we pursue our mission of empowerment, we are building a company focused on connecting profit to purpose in order to create value for all our stakeholders, and deliver a positive impact on the communities we serve.

Welcome to Nu

We believe that Nu is one of the world’s largest digital banking platforms, and one of the leading technology companies in the world, with 74.6 million customers across Brazil, Mexico and Colombia as of December 31, 2022.

We are building our business based on four core principles: (1) a highly curated customer-centric culture that permeates everything we do; (2) the prioritization of human-centric design across all of our mobile apps, products, services and interactions to create extraordinary customer experiences; (3) the development of advanced proprietary technologies built from the ground up by some of the best talent from around the world; and (4) the utilization and optimization of data science and powerful proprietary models that support every aspect of our business. We combine these to create a self-reinforcing business model that we believe enables us to serve our ecosystem of customers and partners more effectively as we grow to generate significant impact to our stakeholders and sustainable competitive advantages in the marketplace. Together, these have compounded since our founding to produce:

●	A Digital Banking Leader – As of December 31, 2022, we had 74.6 million customers, including approximately 44% of the population of Brazil aged 18 and above. We were ranked as the #1 Bank in Brazil for the past two consecutive years and #1 Bank in Mexico in 2022 by Forbes, the #1 Digital Banking App in the World by Pymnts.com in 2021, and as Latin America’s Best Bank and Best Digital Bank by Euromoney in 2021.
●	One of the Most Loved Companies and Trusted Brands – By delighting our customers, we have created a powerful reputation and a valuable brand that is highly regarded in our markets and around the world. For example, we were elected the fifth most innovative company in the world and the first in Latin America by Fast Company. We were also recognized as one of the 100 most influential companies in the world by TIME100 in 2021 and 2022. We were featured in Fortune’s Change the World ranking in 2022 for the impact we generate in the communities in which we operate.

Form 20-F | 2022	80

●	A Powerful and Expanding Ecosystem of Solutions and Services across the Five Financial Seasons – We have developed a growing suite of essential and high engagement financial solutions designed to create superior customer experiences across the Five Financial Seasons of a consumer or SME customer’s journey. These Five Financial Seasons include (1) Spending with our credit and debit cards, QR code-based and Pix instant payment arrangements, WhatsApp Pay and traditional wire transfers; (2) Saving with our Nu personal and business accounts; (3) Investing with our direct-to-consumer NuInvest digital investment platform; (4) Borrowing with our transparent, easy-to-manage credit cards and personal loans with limits that grow over time as users build their credit histories with us; and (5) Protecting with insurance solutions. We have also broadened our ecosystem by adding products and services from marketplace partners to our platform, such as insurance, mobile phone top-ups, and foreign remittances, as well as collateralized loans, all under the Nu brand and with the same customer experience as with our proprietary products.
●	A Highly Engaged and Loyal Customer Base – We have built a strong reputation with our customers for being fair, transparent, trustworthy and high quality. In addition, we have developed a strategy to cultivate our customer relationships to foster new referrals and higher deposit and spending rates. As a result, we (1) acquired approximately 80%-90% of our customers organically on average per year since our inception, either through word-of-mouth or a direct unpaid referral from an existing customer without incurring direct marketing expenses; (2) received a NPS, which we believe far exceeds incumbent banks and all other major local financial technology companies; and (3) have become the primary banking relationship for over 58% of our active customers who had been with us for more than 12 months as of December 31, 2022. We consider ourselves the primary banking relationship for those of our active customers, who have been with Nu for over a year and had at least 50% of their post-tax monthly income move out of their NuAccount in any given month. For more information on how we calculate organic customer growth and primary banking relationships, see “Glossary of Terms.”
●	Advantaged Unit Economics – We operate with favorable unit economics, as demonstrated by our ability to recover our Customer Acquisition Cost, or “CAC”, with cumulative contribution margins in fewer than 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our customer acquisition efficiency by comparing the LTV of acquired customers to the CAC of those acquired customers to calculate an “LTV/CAC ratio”, which we estimate to be greater than 30x. We believe these strong economic measurements are supported by our ability to:
●	Acquire customers organically at a low CAC – For the year ended December 31, 2022, our CAC was US$6.5 per customer of which paid marketing accounted for approximately 31%. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies and incumbent banks in the world. In addition, we believe our organic customer acquisition model is among the best-in-class as evidenced by the fact that we have acquired approximately 80%-90% of our customers organically on average per year since our inception.
●

Increase Monthly ARPAC – For the three months ended December 31, 2022, our Monthly ARPAC was approximately US$8.2. For customers who were active across our core products, which include our credit card, NuAccount and personal loans, we had Monthly ARPACs in the average of US$37 for the year ended December 31, 2022. We estimate that the monthly average revenue per active retail customer for incumbent banks in Brazil was approximately 6x higher than ours for the year ended December 31, 2022. This calculation assumes an estimated average active customer base for certain incumbent financial institutions that do not report this metric. We estimated the number of active customers at each incumbent financial institution using the median active-to-total customers ratio from Nu and one incumbent bank, which was 52% as of December 31, 2022. Based on this estimate, the incumbents had average Monthly ARPACs of US$48.50 for the year ended December 31, 2022.

While we may not reach these levels because the majority of our products have no fees, we believe we can increase our Monthly ARPAC meaningfully over time by (1) capturing greater customer wallet share across our customers’ existing products and (2) cross-selling additional products to existing customers.

Form 20-F | 2022	81

●	Our World-Class Talent – We have assembled one the most international teams in Latin America. Our employees represent over 50 different nationalities and bring experience in scaling some of the largest technology and financial services companies in the world. We believe our culture, mission and commitment to innovation has helped us become a hub of the best engineering talent, not only in the region, but also internationally.
●	Compounding Growth at Scale – Though we have incurred a loss of US$364.6 million, US$165.3 million and US$171.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, we have grown our customer base and our revenue at high annual growth rates. As of December 31, 2022, we had 74.6 million customers, which represents an increase of almost 20x from 3.7 million as of January 2018. Of these 74.6 million customers, approximately 82% were monthly active customers as of December 31, 2022. We have shown our cross-sell capabilities with checking accounts, our second product, growing 51% YoY (year-on-year) to approximately 53 million active customers at year-end, while our initial product, credit cards, also expanded 36% YoY to approximately 34 million active customers. In the year ended December 31, 2022, we added an average of 1.7 million net new customers per month across Brazil, Mexico and Colombia. Other products also followed a strong growth path during 2022, with active unsecured personal loan, investment and insurance clients growing 126%, 111% and 100% YoY, respectively.
●	Regulatory – We are committed to open, collaborative and transparent relationships with public officials as we work to improve how people are served by the financial sector. Over the past several years, Nu has been very active in some of the latest landmark regulations for the financial system in Brazil, such as: Brazil’s real time payment system Pix, open finance, portability of checking accounts, cybersecurity and others. By applying our values to regulatory proposals we believe we can help shape a more competitive landscape for Latin America’s financial sector. Through this process, we believe we have established a positive reputation and an open and collaborative relationship with regulators in the countries in which we operate.
●	Nu Impact – As we pursue our singular mission of “fighting complexity to empower people”, we are committed to making a lasting, meaningful and positive social impact on the lives of our customers and the communities we serve. Our business reaches 100% of the municipalities in Brazil in line with our mission to provide financial access and literacy, which we view as crucial to inclusive growth and sustainable development. We estimate that we provided the first credit card to approximately 5.7 million people and 2.5 million customers were able to make their first personal loan with Nubank between July 2021 and July 2022. In addition to this financial inclusion data, a survey conducted in October 2022 shows that around 55.4% of customers who have savings invested have started investing and saving money through Nubank. Our strong focus on impact allows us to recruit and retain the best talent, helping to ensure that we bring the required diversity of experiences and points of view that enable the best ideas to win and that help us to truly understand a large and diverse customer base. As of December 31, 2022, among our employees in Brazil, 34% self-identified as black or brown, 46% as women, and 27% as LGBTQIA+, and 61% of our employees in leadership positions self-identified as from underrepresented groups.

Form 20-F | 2022	82

At Nu, we want to be known not only for the revolution we started, but also for the way we started it.

Our Attractive Opportunity

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries which account for over 60% of the population and almost 70% of the GDP in the region in 2022, according to their statistics bureaus, and provide a fertile opportunity for our services due to several attractive attributes and market characteristics, including:

●	Meaningful Pain Points in the Market – Financial services consumers in our markets suffer from real pain points, which gives us a significant opportunity to provide them with solutions. Incumbent banks in Brazil, Mexico and Colombia, which on average hold between 70% and 85% of all loans and deposits, charge very high fees and generate outsized profits, based on data from the respective Central Banks.
●	Powerful Secular Trends – The Latin American region is benefiting from several positive secular trends that are highly complementary to our business. For example, there is a strong technology adoption trend in the region as illustrated by the 80% smartphone adoption rate projected in 2025 according to GSMA. This trend is fueled not only by the size of the population under 30 years old in Brazil, Mexico and Colombia (44%, 51% and 48% of the total population, respectively), but also a growing middle class, driving some of the highest mobile app usage rates in the world, based on time spent in mobile apps. In 2022, additionally, based on Newzoo’s Markets by Smartphone Users report, Brazil had the fifth highest smartphone usage globally.
In addition, regulators across the region have been promoting policies designed to foster innovation, instill access and increase competition in the financial services sector. We believe that this represents a significant opportunity to disrupt legacy providers through innovative business models and mobile app-based solutions.
●	Significant Penetration Opportunities – Financial services in Latin America still offer a significant penetration opportunity ahead as the electronic payments and consumer credit segments continue to deepen across the region and approach current levels in the United States and the United Kingdom, based on available data gathered from the World Bank and the IMF, both updated up to 2021. For example, in Brazil, Mexico and Colombia there is: (1) a large unbanked population consisting of 77.1 million adults in aggregate; (2) low credit card adoption rates of 40.4% in Brazil, 11.0% considering credit cards issued only by banks (and 25% when including those issued by retailers) in Mexico, and 13.2% in Colombia, compared to 66.7% in the United States and 62.1% in the United Kingdom; (3) limited household debt as a percentage of GDP, at 30.5%, 16.2% and 27.6% in Brazil, Mexico and Colombia, respectively, compared to 55% to 85% in developed markets (consisting of the United Kingdom, the United States, Spain, Japan and France), according to data from the IMF and (4) a low credit and debit purchase volume as a percentage of household consumption: 40%, 24% and 15% in Brazil, Mexico and Colombia, respectively, compared to 51% in the United States and 62% in the United Kingdom, according to the World Bank as of 2021. This suggests a 2x-to-3x penetration opportunity for financial products in Latin America over the coming decades.

Form 20-F | 2022	83

Our Go-to-Market Approach

We serve a broad customer base of 72.1 million individual consumers and 2.5 million SMEs as of December 31, 2022. Our customer base is well diversified across various demographic measures, such as income, age and geographical dispersion, and relatively in line with the overall segmentation of our markets. Based on our analysis of publicly available data and the general composition of the customers in our industry according to the Oliver Wyman Report, we believe that we serve a larger proportion of younger consumers than incumbent banks. We believe our position creates opportunities to grow with our customers as they accumulate wealth and reach life milestones that expand their financial needs.

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

We operate with significant advantages that have helped us grow rapidly. For example, we have increased our Monthly ARPAC by growing our portfolio and driving the adoption of multiple products, increased our customer retention through our focus on strong customer engagement and satisfaction, and increased our position as the primary banking relationship for our customers. As a result, we have increased the lifetime value of our customer relationships. Our approach has also enabled us to generate operating efficiencies, including a low cost to acquire new customers, a low cost to serve our customers, a low cost of risk, and a low cost of funding.

We earn revenue from two main sources: fees and interest payments. Fees include fees and commissions imposed on credit and debit card transactions, payments, loyalty programs, prepaid mobile phone top-ups, marketplace and distribution of certain financial products and services, such as investments, insurance, collateralized loans after a partnership with Creditas, and remittance products. Interest payments are related to interest charged on revolving and refinanced credit card balances, purchase of credit card receivables and personal loans, as well as interest earned on deposits, government bonds and other interest-earning instruments. For further information on our partnership with Creditas, see “—Our Competitive Strengths and Advantages.” For the year ended December 31, 2022, 26% of our revenue was earned through fee and commission income, which comes mostly from interchange fees and is not directly charged to the customer.

For the year ended December 31, 2022, we reported US$4.8 billion in revenue, and US$1.7 billion in gross profit, representing year-over-year increases of 182.2% and 126.9%, respectively, versus the year ended December 21, 2021, or a year-over-year increase of 167.5% and 115.1%, respectively, versus 2021, when computed on an FX Neutral basis. In the year ended December 31, 2021, we reported US$1.7 billion in revenue, and US$732.9 million in gross profit, representing year-over-year increases of 130.4% and 124.2%, respectively, versus the year ended December 31, 2020, or a year-over-year increase of 138.0% and 131.6%, respectively, versus the year ended December 31, 2020, when computed on an FX Neutral basis. A reconciliation of our FX Neutral revenue and gross profit to the IFRS measures of these metrics can be found under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations.”

Form 20-F | 2022	84

Our Unique Approach

We are building our business using a unique approach that combines our four core principles to create a self- reinforcing business model that helps us nurture and grow our expanding ecosystem of individual consumers, SMEs and marketplace partners. Our four core principles are described in more detail in the following table.

Core Principle	Description
Customer-Centric Culture We Are Obsessed with Serving Our Customers

●       Since our company was founded, we have intentionally and consistently cultivated a culture that is obsessed with delighting our customers. This culture is central to achieving our mission and we remain vigilant in preserving and nurturing it. The core values of our culture are:

●       We Want Our Customers to Love Us Fanatically – We design products and deliver experiences that delight customers, empowering them to take control of their financial lives. We tailor customer interactions and communication across all touchpoints from our brand to create an emotional bond with lasting relationships.

●       We Think and Act Like Owners, Not Renters – We want all our employees to think like owners and treat the business and our customers like their own, which we believe is essential to creating long-term shareholder value, with approximately 75% of our employees owning Nu shares or holding share-based incentive awards as of December 31, 2022.

●       We Are Hungry and Challenge the Status Quo – We have a culture of nonconformism that seeks to challenge and improve on the status quo. This is the principle that drives our team not to rest on our laurels and to keep pushing for more innovation and growth.

●       We Pursue Smart Efficiency – We aim to minimize waste in all of its forms to benefit our customers. We believe in using technology to build proprietary systems that give us scalability while making sure we optimize the use of all the constrained resources we have as a company: our people, our time, our attention and our capital, among others. As we gain efficiency, we are able to pass those gains to our customers, continuously working to provide services at lower costs.

●       We Build Strong and Diverse Teams – We believe that true creativity is bred in diversity in all of its forms, and have assembled a team of exceptional talent from around the world, who contribute their diverse experiences, preferences and perspectives to serve local markets. We appreciate diversity and value the importance of creating an inclusive workplace comparable to the community we serve, which we believe is a key driver of innovation.

Form 20-F | 2022	85

Extraordinary Customer Experiences We Focus on Creating Superior Customer Engagement and Experiences

We aim to deliver simple, easy-to-use products, seamlessly integrated through our Nu mobile application and backed up by our team of Xpeer customer support specialists. This is driven by:

●       Mobile and Digital First Products – We focus on developing cloud-based mobile applications that provide our customers with a modern digital experience at their fingertips on any device.

●       Product Simplicity – We offer digital financial services products that are simple, transparent, accessible and easy to use.

●       Human-Centered Design – We design our solutions around the human perspective and seek to create a high-quality experience that is intuitive for our customers in everything we do.

●       Seamless Integration – We create a seamless experience by using our Nu mobile app to provide our customers with easy and integrated access to all of our products and services.

●       Xpeers – We employ a highly trained support team of customer service agents, or “Xpeers,” who use proprietary software and AI-enhanced algorithms to continuously improve the customer experience by leveraging customer interactions to enhance everything we do, while contributing to the product co-creation process. For more information, see “—Our Customer Service and Support.”

Form 20-F | 2022	86

Advanced Technology We Lead Everything with Technology

We use advanced technologies and modern tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own architecture and investing in engineering talent. The key components of our technology include:

●       NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core banking platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions, including transaction authorization and processing, core banking, regulatory reporting, business operations, customer services, credit underwriting and fraud prevention. This provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. It also allows us to innovate on core product features that won’t be immediately accessible to competitors that leverage platforms that are standard in the market today.

●       Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy over 500 modular microservices that we have developed. This advanced technology strategy enables us to scale, launch new products, enter new markets, and maintain and evolve our codebase incrementally with decentralized ownership.

●       Immutable Architecture – We have created an advanced, immutable ledger utilizing the Datomic database technology we developed. This provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency versus traditional database architectures. As a result, we are able to develop new code more aggressively with 180+ deployments per day on average during the year ended December 31, 2022.

●       World-Class Software Engineers – We have attracted excellent software engineers from around the world who are drawn to our advanced technology strategies and want to code at a cutting-edge level using Clojure, the advanced programming language that we sponsor following our acquisition of Cognitect, a U.S.-based software consultancy whose founders created the language. We believe we have become a destination for top talent not just in Latin America but increasingly globally. We have over 1,500 developers and engineers organized across 250 agile development squads in six global technology hubs in Brazil, Mexico, Germany, the United States, Uruguay and Colombia.

Form 20-F | 2022	87

Proprietary Data Science Everything We Do is Driven by Data Science

We acquire, store and analyze an enormous amount of data that we use to inform our decision-making, reduce risks and improve the customer experience. This provides us with significant advantages and ways to add differentiated value to our customers such as our proprietary NuX credit engine. Our data science strategy consists of:

●       Proprietary Data – On average, during the year ended December 31, 2022, we collected more than 30,000 data points on each monthly active customer, which our team uses to better understand customers’ behavior, risks and financial needs to better serve them across their lifecycle with Nu. We believe that this proprietary data set is difficult to replicate, provides us unique insights and strengthens our NuX credit engine and machine learning models.

●       Powerful NuX Credit Engine – Our in-house, proprietary credit underwriting engine learns from customer behavior, enabling us to develop curated credit strategies to offer customers the best product for their specific financial situation. For example, we utilize these capabilities to offer customers with limited credit histories a small credit line to start, which can grow as we learn more about their behavior.

●       Artificial Intelligence and Machine Learning – We utilize a combination of proprietary and best-of-breed machine learning algorithms and artificial intelligence tools to continuously improve our underwriting, customer experience, risk management and operations.

●       Self-Driving Ecosystem – We integrate all data in our Nu Ecosystem to develop a holistic profile of our customers, enabling us to algorithmically recommend products in real time that may meet specific customer needs throughout their financial journey.

Form 20-F | 2022	88

Our Self-Reinforcing Model

Our self-reinforcing business model, illustrated below, includes seven key elements that we combine to serve our customers more effectively, generate competitive advantages, nurture and grow our ecosystem and create shareholder value.

The seven elements of our model include:

A.	More Customers – Our most significant source of marketing is word-of-mouth recommendations from existing customers, which has resulted in viral organic customer acquisition and very high retention. This leads to:
B.	More Engagement and Scale – Our customers increase their engagement with and usage of our high frequency and essential solutions or adopt new solutions. This leads to:
C.	More Data – We gather data from each customer and each transaction. These data compound in value as we grow and drive our artificial intelligence and machine learning algorithms to improve everything we do. This leads to:
D.	Lower Costs – We use our growing data sets to make smarter underwriting decisions, continuously improve customer segmentation and optimize business operations, which can improve efficiencies. This leads to:
E.	Attractive Fees and Rates – We use our greater insights, efficiencies and cost savings to offer customers products with attractive fees and rates as we better understand their total risk profile and optimize our own operations. This leads to:
F.	Better Products and Experiences – We can also use our greater insights and efficiencies to improve our product design, optimize the customer experience and develop new features. This leads to:
G.	A Growing Nu Ecosystem – Our ecosystem includes our 74.6 million customers, composed of individual consumers and SMEs, and a growing number of marketplace partners who we partner with to offer attractive solutions beyond our core capabilities.

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

Form 20-F | 2022	89

Form 20-F | 2022	90

Our Market

Our Market Opportunity

Latin America is a large and dynamic region, with a total population of 655 million people as of December 31, 2021 and GDP of US$5.45 trillion in 2021, projected to have grown 3% in real terms in 2022, according to the last data available from the World Bank. We currently operate in Brazil, Mexico and Colombia, which collectively represent 60% of the population and 61% of the region’s GDP.

Over time we aim to expand our presence to additional markets in Latin America, as consumers and SMEs have for too long faced a banking system with substantial challenges that create market inefficiencies and opportunities for disruption. We believe penetration in these markets remain low in terms of financial services relative to developed countries, as demonstrated by the large number of adults that are still unbanked, the relatively low level of indebtedness of households and the still low adoption of credit cards in comparison to other payment methods.

Our SAM includes the retail financial services and marketplace we currently operate in Brazil, including revenue from:

●	Retail credit (including payroll personal credit, SME credit, auto loans, unsecured personal credit, credit card revolving, credit card financing, and other), defined as interest income net of funding costs and credit charges;
●	Payments, defined as prepaid, debit and credit interchange fees;
●	Investments, defined as fees from securities brokerages, private pensions, savings accounts and investment funds; and
●	Insurance brokerage, defined as fees from distribution of life and property & casualty, or “P&C” insurance products.
●	E-commerce marketplace, defined as fees from gross merchandise volume.

The revenue potential of retail financial services, measured as revenues from interest income and service fees minus funding costs, amounted to US$91 billion in 2020 and US$111 billion in 2022, and it is projected to grow at a 8% CAGR to US$135 billion by 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information. Our revenue of US$3,244 million for the year ended December 31, 2022 and US$1,331 million for the year ended December 31, 2021 accounted for approximately 3.6% and 1.3% of this SAM, respectively, demonstrating the massive opportunity ahead.

The Near-Term SAM, or “NTSAM,” in addition to Brazil, also includes Mexico and Colombia, countries we recently entered. The retail financial services NTSAM amounted to US$122 billion in 2020 and it is projected to grow at a 9% CAGR to US$192 billion by 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources.

Lastly, our TAM represents the total potential opportunity across all of Latin America. The retail financial services and marketplace revenue opportunity amounted to US$175 billion in 2020 and it is projected to grow at a CAGR of 10% to US$279 billion by 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources.

Form 20-F | 2022	91

According to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources, retail credit for individuals and SME credit accounted for approximately 75% of the revenue pool, measured as revenues from interest income and service fees minus funding costs, for retail financial services in 2020, and it is projected to have a CAGR of 9% from 2020 to 2025. This is the segment where we believe we have strong competitive advantages as a result of what we believe to be our superior underwriting capabilities, lower customer acquisition costs and ample funding. The fee portion of this revenue pool, composed of cards, investments, insurance brokerage and marketplace, accounts for 25% of the revenue pool, and it is projected to have a CAGR of 12% from 2021 to 2025.

For more information regarding our market opportunity, see “—Deep Dive on Our Industry Background and Market Opportunity.”

Form 20-F | 2022	92

Industry Background – the Latin American Financial Services Industry is ready to be reinvented

Consumers and SMEs in Latin America have long faced a banking system with substantial challenges that create attractive opportunities for disruptors, including:

●	Highly Concentrated Banking Sector with a Lack of Competition – The banking sector in Latin America is highly concentrated, controlled by a small number of incumbent financial institutions in each country. According to the respective Central Banks and regulators, as of December 2022, the five largest banks in each of Brazil, Mexico and Colombia have controlled between 70% and 87% of all loans in various segments, such as credit for households, merchants and mortgage, shares that are significantly higher than those of advanced economies. Given its highly concentrated nature, the Latin American banking sector has long suffered from a lack of competition. We believe that this has resulted in less innovation, a more limited selection of products and services, and higher fees than in the more open and competitive markets of the United States and Europe. While this concentration has enabled the large incumbent banks to maintain their status quo, we believe that it also creates a very fertile environment for disruption from new entrants who can use advanced technology, data and customer service to level the playing field.
●	High Cost to Serve – The incumbent banks in Brazil, Mexico and Colombia have expansive and expensive branch distribution networks supported by large workforces and legacy systems. For example, as of December, 2022, our main incumbents in Brazil are reported to have between 1,700 and 4,000 branches, between 1,200 and 7,400 service points, and between 52,000 and 100,000 employees each. We believe this legacy infrastructure has translated into a higher cost to serve, incentivizing incumbents to sell high-margin products while excluding a large segment of the population from the financial system. We estimate that in Brazil, our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbents, based on their publicly available financial statements. Based on this estimate, for the year ended December 31, 2022, incumbents had an average monthly cost to serve and general and administrative expense per active customer of approximately US$14.80.
●	Poor Customer Service and Lack of Trust – We believe that incumbent financial service providers in Latin America have historically provided poor customer service to consumers, given an overall lack of market competition and choices. By contrast, our obsession with customer-centricity aimed at delighting customers has enabled us to achieve and scale with NPS levels 2x to 3x better than incumbents in the countries in which we operate, which we believe far exceed not only those of incumbent banks, but also those of other major local financial technology companies. We have been consistently recognized for our customer service, as highlighted by our multiple awards received in recent years, and—based on the latest publicly available information—we have compared very favorably to both incumbents and disruptors and have achieved the fewest customer complaints. The high concentration of the banking sector, historic lack of competition and high cost to serve that characterize the financial services industry in Latin America have led to a pattern of behavior that has resulted in dissatisfied customers.

Form 20-F | 2022	93

●	Significantly Underpenetrated Market – The Latin American banking sector remains significantly underpenetrated. Among the main reasons for such low levels of financial inclusion are the prohibitively high costs for financial services. According to a study from the IDB, one of the most cited reasons for not having a bank account is that opening and maintaining accounts are too expensive. In Brazil, 16.0% of the 169.3 million people aged 15 and above did not have a bank account as of 2021, according to the World Bank, and a material share of the population is still unbanked in Colombia and Mexico. In Colombia the share stood at 40.3% of the 39.2 million people aged 15 and above in 2021, according to the World Bank. In Mexico the share of the adult population with a bank account stood at 65.2% of the 98.5 million people aged 15 and above in 2021, according to the Mexican National Institute of Statistics and Geography (INEGI - Instituto Nacional de Estadística, Geografía y Informática) in its National Survey of Financial inclusion as of 2021. Based on these shares of unbanked population from the World Bank and also official population data from each country, we estimate that, together, these three countries account for 77.1 million unbanked adults as of 2021. Additionally, aggregate household debt in Latin American economies averaged between 5% and 45% of GDP in 2021 according to the Bank of International Settlements (BIS) data, compared to between 55% and more than 100% in the developed economies of the United States, Western Europe and Japan. Lastly, credit card penetration in Brazil and Colombia stood at 40% and 13% of the population aged 15 and above, respectively, compared to 67% in the United States and 62% in the United Kingdom, according to World Bank data for 2021. In Mexico, the credit card penetration stood at 11% considering those issued by banks and 25% also considering those issued by retailers, referring to the population aged between 18 and 70 years old, according to the INEGI in its National Survey of Financial Inclusion as of 2021.
As a result of these dynamics, Latin America is one of the most expensive regions for banking in the world, in terms of both fees and net interest margins, or “NIMs”, with Brazil, Mexico and Colombia being three of the most expensive countries. In addition, Latin America is one of the most profitable regions for the financial institutions sector, and Brazil and Mexico are among the most profitable countries for the sector globally.

Form 20-F | 2022	94

Note: different than in most markets, Brazilian banks are allowed to control insurance businesses, therefore, the Brazilian NIM was calculated as follows: credit revenue minus funding expenses divided by the average gross loans portfolio, due to the relevant impact that the insurance business has in terms of the outstanding securities portfolio (interest bearing assets), which decreases the average NIM. For this calculation the following institutions were considered: Itaú-Unibanco, Bradesco, Santander Brasil and Banco do Brasil.

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

We believe that significant challenges and trends seen in Latin American markets have already begun to encourage consumers to increasingly look to digital banking platforms to fulfill their day-to-day banking needs. According to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources, the share of total outstanding retail credit attributable to digital banks and FinTechs in Brazil more than doubled from 2.0% to 4.6% between December 2017 and December 2020, and has more than tripled to 7% as of September 2022, and is projected to rise to 13.0% by 2025.

Form 20-F | 2022	95

Several factors are driving this shift away from incumbents:

●	Technological Innovation and Growing Payment Volumes – We believe that technological innovation, including the launch of instant payment solutions such as Pix in Brazil and CoDi in Mexico, will translate to sustained growth in electronic payments volumes. Latin America is expected to have an 80% smartphone adoption rate in 2025 according to GSMA, further facilitating technology inclusion. According to the Brazilian Credit Cards and Services Association, or “ABECS”, purchase volumes on credit, debit and prepaid cards in Brazil reached US$642 billion in 2022 (R$ 3.3 trillion considering an exchange rate of R$ 5.16 to US$1.00) and are expected to grow to US$835 billion in 2025, according to our internal analysis, representing a CAGR of 11%. In Mexico, expectations for purchase volumes on credit, debit and prepaid cards are also positive and expected to grow from US$128 billion to US$233 billion in 2025, representing a CAGR of 13%, according to Oliver Wyman.
●	Shift from Savings to Higher-Yield Investments – According to UBS Evidence Lab Inside: Dispute of investment platforms report dated as of March 6, 2023, the share of retail investment assets under management by incumbent banks decreased from 78% in 2018 to 72% in 2020 and to 62% in 2022. In our view, the superior customer experiences and low-cost, open platform distribution models employed by direct-to-consumer independent brokers will continue to gain market share. We also believe that improving levels of financial education combined with middle-class expansion and lower interest rates in the long term can contribute to the shift of Brazilian retail investors away from savings products towards higher-yield investments such as equities.
●	Favorable Regulatory Environment – Regulators in Latin America are promoting several initiatives to foster financial technology disruption to increase competition and financial inclusion. For example, in 2020, the Central Bank of Brazil rolled out its plan to enable open banking while launching Pix, an instant payment tool. In Mexico, the 2018 Financial Technology Law established the basis for the development of FinTech companies, and in 2019 CoDi, a platform for Peer-to–Peer, or “P2P”, transactions without commissions, was launched by Banxico. We believe that these regulatory changes will, together, increase efficiency, competition and innovation in the Latin American financial services market while increasing access to financial services.

Form 20-F | 2022	96

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

We Have Significant Market and Leadership Advantages

Over the past years, we believe we have built one of the largest, most influential, and trusted technology companies in the world. This privileged leadership position provides us with several key advantages, including:

●	One of the Largest Digital Banking Platforms – We believe we have built one of the world’s largest digital banking platforms (based on number of customers), with 74.6 million customers across Brazil, Mexico and Colombia as of December 31, 2022.
●	First Mover Advantage – We were the first digital-native banking platform in Latin America and a pioneer in digital financial services globally. We have reached undisputed leadership in digital banking in Brazil in terms of number of customers and have been progressively claiming leadership in other countries in Latin America. In three years from the launch of our operations in Mexico in early 2020, we believe we have become the top credit card issuer in the country, in terms of the number of cards issued during 2022, based on October 2022 data from the National Banking Commission (Comisión Nacional Bancaria y de Valores), surpassing long-established incumbent players such as Banco Azteca, Santander Mexico, HSBC, BanCoppel and Banamex.
●	Trusted and Recognized Global Brand – We have created a globally recognized brand and market position across the digital services and technology landscape, which have built trust and product awareness that have helped us rapidly grow our customer base, retain our customers and drive greater product adoption. In 2021 we were named as one of the TIME 100 Most Influential Companies, one of the CNBC Disruptor 50, Latin America’s Best Digital Bank by Euromoney and the #1 Digital Banking App by Pymnts.com.
●	World-Class Talent – We have attracted highly talented employees from some of the leading technology and financial services companies around the world who have brought deep expertise and new ideas in technology development, data science, product design, marketing, credit underwriting, business management, corporate strategy and human resources. Our employees are aligned with our mission and have an ownership mentality—approximately 75% of our employees owned Nu shares or held share-based incentive awards as of December 31, 2022.

We Have Significant Operating and Financial Advantages

Our all-digital and data-driven business model provides us with significant advantages, which have enabled us to scale and operate in a highly efficient manner. These operating advantages include:

●	Extraordinary Customer Experiences – Our modern and intuitive products provide customers with extraordinary experiences which we believe are superior to both incumbent banks and other digital disruptors. We have NPS which we believe far exceeds incumbent banks and all other major local financial technology companies. We believe that our reputation for exceptional customer experiences fuels our brand recognition, organic and word-of-mouth-driven growth and strong customer retention.

Form 20-F | 2022	97

●	Caring and Effective Customer Support – Our automated self-service support tools and highly trained team of Xpeers provide a superior level of customer service compared to many incumbent banks and financial services companies. We delight and educate our customers by providing them with a differentiated and human level of customer service, which we believe increases their financial literacy, improves their experience and increases their engagement with our platform.
●	Proprietary Control and Capabilities from Our Technology Platform – We designed and made a significant investment to build our own cloud-based core banking platform, unlike many other FinTech companies or banks that typically are dependent on third-party core bank systems and credit card processors. Our NuCore platform enables us to centrally manage key functions, including our credit card transaction authorization and processing and core bank account processing, which has enabled us to operate efficiently, roll out new products or features with speed and agility, and expand into and scale in new markets faster and more effectively, facilitating our ramp-up in Mexico and Colombia.
●	Low Operating Costs – We operate with a low-cost model across four key areas of our business:
●	Low Cost to Acquire – Given our focus on creating strong customer experiences, we have been able to acquire customers primarily through viral word-of-mouth and direct customer referrals, which has enabled us to acquire customers efficiently without expensive marketing campaigns or incentives.
●	Low Cost to Serve – By operating in a fully digital environment without the need for branches, and by consistently eliminating and simplifying processes, we have been able to serve our customers quickly and efficiently and achieve scale efficiencies that we can pass along to customers and investors.
●	Low Cost of Risk – By leveraging our advanced technology and proprietary data science to better assess and reduce credit risk, we have been able to operate and scale efficiently and offer more competitive pricing to our customers.
●	Low Cost of Funding – Our large and growing base of local currency deposits, originated 100% organically, has enabled us to cover more than our funding needs and extend increasing amounts of credit to our customers, creating a highly resilient, diversified and low-cost funding model that we can scale efficiently.
●	Advantaged Unit Economics – The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance, with an estimated LTV/CAC ratio of greater than 30x as of December 31, 2022. We believe we benefit from several competitive advantages that include:
●	Increasing Revenue per Customer – Our cohorts show that we have increased our revenue per customer over time. We convert our strong customer experiences and low-and-grow credit underwriting approach into larger volumes and a greater wallet share of our customers’ financial lives, while also successfully cross-selling additional products to our customers. For example, for our monthly cohorts from the first quarter of 2017, our Monthly ARPAC had increased on average by more than 18x by December 31, 2022 versus their initial month.

Form 20-F | 2022	98

●	High Customer Engagement – We believe that our continuous investments in technology and customer service combined with the compounding effects of our business model have resulted in engagement rates closer to those of social networks than digital banking platforms and helped us increase customer engagement over time. This resulted in an activity rate of approximately 82% in December 2022, which demonstrates the high frequency engagement and utility-like capabilities of our solutions.
●	Low Customer Churn – We believe that our high level of customer engagement has contributed to our low customer churn. Our net churn has remained relatively low and has decreased over time, averaging 0.2% per month in 2022, compared to 0.1% in 2021. We expect that voluntary churn will remain low as we continue to deliver an extraordinary customer experience, and become the primary banking account for our customers, and cross-sell to our existing customers to embed ourselves more deeply in their financial lives.
●	Effective Underwriting and Pricing – By using our unique data and advanced NuX credit engine, we underwrite customers and manage credit risk more effectively and, therefore, we believe we have lower fraud rates than incumbent banks that have been lending to consumers in our markets for over 100 years. As a result, we had a 90-day consumer finance delinquency rate of 5.2% as of December 31, 2022 in Brazil, which we believe to be 25% below the delinquency rates of our competitors on a like-for-like basis (i.e. similar products and income bands). This enables us to price our products more competitively while still generating advantaged unit economics. The 90-day consumer finance delinquency rate is defined as the sum of outstanding consumer finance balances with at least one payment past due for 90 days, divided by the total consumer finance balances, excluding balances past due for 360 days.

We Have Significant Strategic Advantages

Our self-reinforcing model also provides us with key strategic advantages that help us differentiate, grow and compete more effectively. These strategic advantages include:

●	Unique Data – Our model generates proprietary data on millions of individual consumers and SMEs across Latin America, which provides us with unique insights into customer behavior. We feed this data into our artificial intelligence and 60+ machine learning algorithms to improve our underwriting, differentiate our products and services, enhance our customer support, tailor customer experiences and lower our risks.
●	Powerful Self-Reinforcing Network Effects – We believe that our model demonstrates distinct self-reinforcing network effects that help compound our growth. For example, as we expand our ecosystem of customers and partners, we generate more data, which enables us to improve our products and services and customer experience. As more existing customers are delighted with their experience, they refer new customers which, in turn, increases the size of our ecosystem.
●	Highly Defensible Business Model – We have built a disruptive business with a differentiated model that we believe has a strong competitive position in the market. We believe that it is highly defensible and difficult to replicate given the significant time, expertise and investments required to build our capabilities across multiple countries.

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

Form 20-F | 2022	99

A.	Grow Our Nu Ecosystem

We believe that our self-reinforcing model will continue to drive the expansion of our ecosystem, enabling us to reach, engage and grow our base of customers and partners. We intend to grow our Nu Ecosystem by:

●	Nurturing Our Customer Acquisition Engine – We continue to build our customer acquisition engine by:
●	Growing Our Base of Highly Loyal Customers – Who we believe will continue to refer customers to us. We will continue to create innovative, superior products that tap into latent demand, to offer extraordinary financial solutions to consumers and SMEs who we believe are unserved or underserved by incumbent banks and to foster green-field markets to accelerate customer acquisition.
●	Developing Our Digital Content and Social Media Presence – Creating new digital content for our NuCommunity portal and our millions of mobile app users, and building our social media platforms to foster customer engagement, advocacy and financial education.
●	Tactically Leveraging Marketing Spend – To build a leading consumer brand that is loved and trusted by customers in all markets in which we operate, helping us to expand our ecosystem, attract higher-value customers and raise awareness of our new products and services. Additionally, our subsidiary, Nu Pagamentos, signed an agreement to be an Official South American Supporter of the FIFA World Cup Qatar 2022TM.
●	Increasing Our Share of Customers’ Financial Lives – We believe we will continue to increase our share of customers’ financial lives by:
●	Growing With Our Customers – As our customers accumulate more wealth and reach new life milestones, their need for diversified financial services may increase. We currently serve customers across a wide range of ages, and have a particularly young customer base, with almost 70% of our customers under 40 years old and an average age of 36 as of December 31, 2022, providing us with the opportunity to grow with customers who are in the early stages of their financial journeys. We believe that our youngest customers (20-24 years old) will grow their real income by about 70% in the next ten years.
●	Cross-Selling New Products and Upselling to Higher-Value Products – As we accumulate more data and learn more about our customers, we can suggest new products to fit their needs and optimize their credit limits, increasing our wallet share across customers’ Five Financial Seasons and growing the revenue and profits we generate from each customer. We have also sold customers multiple products at progressively faster rates. For example, our January 2022 customer cohort took approximately three months to reach an average of 3.5 products per active customer, compared to over 12 months for the January 2021 customer cohort. Additionally, we have millions of customers who received access to a NuAccount but have not yet been approved to receive our credit products. As we continue to collect information on these customers and enhance our customer segmentation and credit models, we believe we will increase our approval rates and extend our full product suite to a significant share of these customers, at no marginal customer acquisition cost.

Form 20-F | 2022	100

●	Utilizing Partners to Grow Our Marketplace of Offerings – As we identify new areas to address, we may also partner with best-of-breed providers to serve customers in areas where we do not currently have a core product or service. We believe this represents an important growth channel and will enable us to participate in more areas of our customers’ daily lives quickly and efficiently, strengthening our position as their primary financial relationship. For example, we have announced partnerships with Chubb to provide a life insurance product and Remessa Online to provide international remittance solutions, each of which can be originated and managed seamlessly through our Nu mobile app.
B.	Enhance Our Nu Platform

We believe that there is a significant opportunity to leverage our advanced technology and proprietary data science to offer additional functionality, solutions and experiences to our customers as we learn more about their behaviors and needs. We intend to improve our Nu Platform by:

●	Innovating and Developing New Solutions – We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and debit cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans, Pix and life insurance. In 2020 and 2021, we added an investment offering through the acquisition of NuInvest and new “Buy Now Pay Later” solutions that allow customers to make purchases on their credit and debit card purchases and boletos (banking payment slips) over time in up to twelve installments. We expect to launch further products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base, while constantly developing new code and making improvements to our platform and our solutions, with 180+ code deployments per day on average in the year ended December 31, 2022. For example, we added payment functionality to our NuAccounts, our fully digital banking account solution, in November 2020 by launching new instant payment functionality, which initially included Pix, the new real-time payment system in Brazil, and, in May 2021, we launched WhatsApp Pay capabilities.
●	Executing Strategic Acquisitions – Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that we believe are attractive business opportunities and are aligned with our mission to consolidate or expand into new areas and gain new capabilities quickly and efficiently. For example:
●	Our Acquisition of Olivia (U.S. and Brazil) – In January 2022, we acquired Olivia, a U.S.-based data company with subsidiaries in Brazil specializing in applying machine learning and artificial intelligence solutions to retail banking. Olivia had a personal finance management application with over 100,000 customers as of November 2021, which we believe will further strengthen our open banking initiatives.
●	Our Acquisition of Spin Pay (Brazil) – In October 2021, we acquired Spin Pay, a Brazilian payments platform that has pioneered the development of instant payments solutions for online and offline merchants via PIX. As of August 31, 2021, Spin Pay had more than 220 merchants on its platform, connected to Spin Pay through commerce-enablement platforms such as VTEX and Shopify Plus, as well as directly through the Spin Pay API. We believe that the expertise and technology of Spin Pay will be instrumental in the development of our broader payments platform in Brazil.

Form 20-F | 2022	101

●	Our Acquisition of Juntos (U.S.) – In July 2021, we acquired certain assets of and hired a group of employees from Juntos, a conversational account management platform for two-way messaging customer interaction through mobile interfaces (WhatsApp, SMS and in-app chat), further strengthening our capabilities to foster strong customer engagement and product cross-sell in a hyper-scalable manner.
●	Our Acquisition of Akala (Mexico) - In September 2021, we purchased 100% of Akala, a financial cooperative association based in Mexico involved in fundraising and providing financial services, inoperative since 2018, but with a valid “SOFIPO” license.
●	Our Acquisition of Easynvest (Brazil) – In June 2021, we acquired the online broker Easynvest. This acquisition enabled us to enter the online investing sector quickly and at scale. Since then, we have rebranded the business as NuInvest and begun the process of integration with our business.
●	Our Acquisition of Cognitect (U.S.) – In August 2020, we acquired Nu North America Inc. (former Cognitect), a U.S.-based consultancy that developed the Clojure programming language and Datomic database, which we leverage for our efficient codebase and immutable database.
●	Making Strategic Minority Investments – We will selectively make strategic minority investments in companies with which we have negotiated commercial agreements or partnerships where we believe we would benefit from strong alignment. We believe these investments can provide us with access to third-party products and capabilities at a faster pace and in a highly capital efficient manner, particularly as we build our marketplace of offerings.
●	Making Corporate Venture Investments – We have also assembled an in-house corporate ventures team to evaluate and make minority investments in earlier stage companies where we see long-term strategic value establishing relationships and receiving first-hand insights on new potential geographies, products, technologies and strategies that we might consider entering or using in the future.
●	Our Investment in Jupiter (India) – In August 2021, we announced an equity investment in Jupiter, an emerging digital banking platform in India with several innovative solutions in development. India is one of the largest emerging markets in the world, and, together with Brazil, has pioneered the broad adoption of a central-bank led QR code-based real-time payments system expected to promote profound changes to how financial services are consumed and distributed.
●	Our investment in Dbank (Pakistan) - In March 2022, we concluded an equity investment in Dbank, a Pakistani-based seed-stage fintech which is looking to build a credit-first, Sharia-law compliant digital bank focused on the young and growing tech-savvy middle income class. Pakistan is the fifth most populous country in the world with a young demographic but still overlooked by financial institutions, presenting similar opportunities as compared to Brazil in 2010.
C.	Expand into New Markets

We believe that our Nu Model also provides us with the capability to expand into new markets and scale quickly and efficiently. For example, we may consider expanding into:

Form 20-F | 2022	102

●	New Geographies – We believe that we are in the early stages of our international expansion. We have leveraged our technology, data science, credit and customer experience approach to continue expanding into new markets, such as Mexico and Colombia. We believe the early results of our international expansion are a testament to the geographical portability of our unique approach. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can provide services to millions of consumers while disrupting the legacy models of traditional financial institutions.
●	Case Study – Expansion to Mexico – In two years from the launch of our operations in Mexico in early 2020, we believe we have witnessed the ability of our Nu Model to successfully transcend borders:
●	Customer Acquisition and Experience – Our customer base is growing at a rapid rate and, as of December 31, 2022, we had a total of 3.2 million customers, with more than 70% of whom we acquired through unpaid word-of-mouth referrals, and an NPS which we believe is 2x above incumbent banks in Mexico. Both the ramp up of our customer base and our NPS in Mexico are ahead compared to where we were in Brazil two years into our journey.
●	Consumer Credit Underwriting – We are already in the third generation of our proprietary machine-learning underwriting models, which have meaningfully increased our ability to accept new customers in a country with one of the lowest levels of financial inclusion in the world. Compared to making decisions with generic credit bureau scores, the latest version of our credit engine allows us to decrease risk by 70% for a comparable approval rate. On a year-over-year basis, our first payment default rate has dropped to 2.9% in the quarter ended December 31, 2022, from 5.3% in the quarter ended December 31, 2021, and from 8.4% in the quarter ended December 31, 2020. The velocity with which we have implemented our proprietary underwriting models in Mexico is also ahead of our experience in Brazil at the same point in the journey.
●	Leadership Position – We believe we have already become the top credit card issuer in the country, in terms of the number of cards issued during the second half of 2021, surpassing long-established incumbent players such as Banco Azteca, Santander Mexico, HSBC, BanCoppel and Banamex, based on data for other issuers from the Central Bank of Mexico.
●	Adjacent Sectors – We believe there is a significant opportunity to bring the self-reinforcing effects of our model to adjacent sectors where we can disrupt legacy models and provide additional value to our existing and new customers. For example, we believe there are similar opportunities to simplify the daily lives of our customers by disrupting existing models in industries such as e-commerce, healthcare and telecommunications.

Our Products and Services

We offer a wide range of products and services for our customers. In Brazil, we offer customers products across the Five Financial Seasons: (1) spending, (2) saving, (3) investing, (4) borrowing, and (5) protecting. All our products are fully digital solutions to help us provide simple, convenient and low-cost services with a great user experience to our customers.

Spending Solutions

Our spending solutions are designed to help customers pay for goods and services in their everyday lives with a customized credit line or instantly through a mobile phone, while collecting loyalty points, rewards, discounts and benefits on applicable transactions. These include:

Form 20-F | 2022	103

Nu Credit and Debit Card

Our core Nu Credit and Debit Card was our first product, launched in 2014. It is a Mastercard-branded international card that is 100% digital-enabled and acts as both a credit and a debit card. Features and benefits include:

●	No fees or annuity charges
●	WhatsApp Pay (debit card only), Android Pay and Apple Pay enabled
●	Accepted by more than 30 million merchants all over the world
●	Complete digital experience with broad control over mobile apps such as blocking and unblocking cards, managing credit limits and due dates for bill payments
●	Discounts for early installment payments

Form 20-F | 2022	104

Ultraviolet Credit and Debit Card

Our premium Ultraviolet Credit and Debit Card was launched in 2021 for our more affluent customers with higher transaction volumes and NuInvest balances, or customers willing to pay a fee of R$49 per month (approximately US$9.3, based on the Brazilian reais/U.S. dollars exchange rate on December 31, 2022).

Features and benefits include:

●	Metal design
●	1% cashback that yields 200% of the Brazilian interbank deposit rate, which may be exchanged for miles, invested or transferred to our NuAccounts
●	Full benefits of Mastercard Black, including insurance on selected purchases and VIP airport lounge access
●	Access to exclusive NuInvest products

Mobile Payments

Instant payments for NuAccount customers to make and receive transfers, pay bills and make everyday purchases any time through their mobile phone.

Features and benefits include:

●	Real-time transfers through Pix, WhatsApp Pay or NuAccounts
●	Easy and secure payments using Pix keys instead of lengthy bank information
●	Pay using traditional payment types such as an express wire transfer, or “TED,” and a credit transfer document, or “DOC”
●	No fees
●	Instant settlement
●	Available 24/7

Form 20-F | 2022	105

Nu Shopping

Our integrated Shopping solution enables customers to purchase goods and services from several of the most well-known e-commerce retailers in Brazil via the Nu mobile app.

Features and benefits include:

●	Exclusive benefits, product offers, and special pricing
●	Coupons and discounts of up to 10% on selected goods and services
●	Access to shopping partners across retail e-commerce, fashion, apparel, and mobile devices
●	Seamless payment using Nu Credit Card, Ultraviolet Credit and Debit Card
●	Certain e-commerce partners also accept Pix and boletos (banking payment slips) from NuAccount

Form 20-F | 2022	106

Saving Solutions

Our savings solutions are designed to help our customers deposit, manage and save their money in interest-earning accounts with complementary debit cards. These include:

Nu Personal Accounts

NuAccounts is our fully digital account solution that supports all personal finance activities, from daily purchases and money transfers to savings.

Features and benefits include:

●	No annual or maintenance fees
●	Access to all account details anytime through the app
●	Auto-invest feature that automatically invests any existing balances in time deposits or government bonds, providing a yield equal to the Brazilian interbank deposit rate and instant liquidity
●	Complementary contactless debit card
●	Unlimited free transfers and payments
●	Pay credit card with account balance for instant limit availability
●	Real-time digital notifications for all activities
●	Reserve account to store funds or lock them as time deposits for enhanced yields
●	Ability to save set amounts on monthly basis for better spending control
●	Access to cash withdrawals in at least 38,000 locations

Form 20-F | 2022	107

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

Nu Business Debit and Credit Card

Our Nu business debit and credit cards are also similar to the personal cards. The credit function started to be tested with customers in 2021 and was received by entrepreneurs with the same enthusiasm as the personal cards.

Features and benefits include:

●	No fees or annuity charges
●	Android Pay and Apple Pay enabled
●	Accepted by more than 30 million merchants all over the world
●	Complete digital experience with broad control over mobile apps such as blocking and unblocking cards, managing credit limits and due dates for bill payments
●	Discounts for early installment payments

Form 20-F | 2022	108

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

Features and benefits include:

●	Ability to invest as little as US$1
●	Clear information in easy-to-understand language
●	Transparent fee pricing
●	Wide portfolio of investment choice

NuCrypto

NuCrypto is a solution for buying and selling cryptocurrencies through the Nu app. It was created to simplify and increase access to the crypto market safely through the app. Features and benefits include:

●	Ability to invest as little as R$1
●	Customers can buy and sell cryptocurrencies any day and time – including weekends – using the account balance without leaving the Nu app environment
●	Current Cryptocurrencies that can be traded: Bitcoin (BTC), Ethereum (ETH), Uniswap (UNI), Polygon (MATIC)
●	Brazilian customers using Nubank's Know your Client ("KYC"), Anti Money Laundering ("AML") practices and controls
●	NYDFS regulated custodian, private keys management, and brokerage solutions
●	We provide access to crypto U.S. dollar pairs (USD<>BTC) as a means to offer the best execution possible to our customers when buying or selling BTC through our NuCrypto platform. To access such pairs, we execute foreign exchange transactions with a licensed partner that records the required foreign transactions with the Brazilian Central Bank.

Form 20-F | 2022	109

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

Features and benefits include:

●	Instantaneous and fully digital approval process, with borrowed funds deposited in the customer’s NuAccount
●	Transaction financing products including: bill payment in installments, debit transaction financing and boleto financing
●	Interest rates that are lower than the market average
●	Transparent loan terms
●	Better terms for customers with direct deposit into their NuAccounts
●	Easy simulation with control over the installments and principal payments in the mobile app
●	Functionality for installment anticipation and renegotiation within the mobile app

Form 20-F | 2022	110

Buy Now Pay Later

Simple, in-app “buy now pay later” solution for Nu card customers, giving our customers the ability to pay credit and debit purchases and banking payment slips (boletos) over time in up to twelve installments.

Features and benefits include:

●	Transparent and flexible payment terms, all in-app
●	More financial autonomy and purchase power for customers to decide how and when to use their money
●	Increased flexibility for customers to spread out a payment for purchases that do not offer installments at the point of transaction
●	Democratized access to credit-like features for debit card payments
●	Better flexibility for customers with unexpected large purchases, expenses or bills

NuPay

A new and disruptive way to pay for online purchases with just a few clicks within the Nubank app, offering a more practical and secure experience.

Features and benefits include:

●	Enables customers to pay with their account balances or interest-free installments
●	Expands customers purchasing power and merchant sales through additional limits beyond what is already available through credit card
●	Improves checkout conversion by simplifying the purchase experience and eliminating the need to type credit card information
●	Eliminates the risk of fraud and credit card information leakage once the transaction is securely approved through an authenticated device with PIN confirmation.
●	Simplifies merchants operational processes and reduces working capital needs through D+1 settlement for all purchases

Form 20-F | 2022	111

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

In particular, our subsidiary, Nu Pagamentos, signed an agreement to be an Official South American Supporter of the FIFA World Cup Qatar 2022TM. The FIFA World Cup has historically been one of the biggest sporting events, and we believe that this World Cup in particular was a special moment for the world to unite and celebrate collectively for the first time since the start of the COVID-19 pandemic.

We also employ various social and digital media initiatives to drive greater awareness and support across our ecosystem, foster the development of our online NuCommunity portal and promote our member-get-member strategy. These include:

Influencer Partnerships

We have partnered with Brazilian pop star and influencer Anitta, who is one of the largest and most recognizable musical artists and influencers in Brazil. She has earned five nominations for Latin Grammy awards and was also nominated for Best New Artist at the 2023 Grammy Awards. Anitta has over 63 million followers on Instagram as of December 31, 2022. Anitta advised us on the rollout of selected new products, such as our Ultraviolet card for more affluent consumers, which was launched in July, 2021. She was also our board member and left the role on September 21, 2022.

Form 20-F | 2022	112

Proprietary Financial Education Content

We create proprietary educational content that we believe is a highly differentiated and powerful tool to strengthen our brand and awareness, attract new customers, and improve engagement with existing customers. Our diverse content is distributed through multiple digital and social channels, including our blog, which has become a powerful search engine optimization benchmark in Brazil, covering over 200 thousand keywords, from branded topics, such as our products, to financial education, and amassed nearly 72 million unique visitors during the year of 2022. In addition, as of December 31, 2022, we had more than 3.2 million monthly subscribers who receive our financial education newsletter. Additionally, we distribute content through InvestNews, our proprietary content channel that offers daily coverage of news and educational content on economics, investments, finance and politics.

Form 20-F | 2022	113

Social Media

We maintain a strong social media presence across major platforms where we have attracted more than 12 million followers and 413 million impressions (defined as the number of times our posts, stories, videos or live videos were viewed on screen by an account other than our own in any given month. Impressions may include multiple views of our posts, etc. by the same accounts) across all social channels as of December 31, 2022.

Form 20-F | 2022	114

Form 20-F | 2022	115

Our Proprietary Technology and Data Platform

We use advanced cloud-based technologies and data science tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own technology and investing in extraordinary engineering talent to operate and enhance a proprietary technology platform that was purpose-built for our mission. The key components of our technology include:

●	NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core banking platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions of the business, which provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. The key functions of NuCore include:
●	Transaction Authorization and Processing – which allows us to efficiently monitor transactions across our ecosystem.
●	Core Banking – which allows us to manage all banking applications and data across our ecosystem.
●	Regulatory Reporting – which allows us to manage regulatory requirements and generate reports for regulators in an automated environment.
●	Business Operations – which automates significant parts of the operations across our business.
●	Credit Underwriting – which supports our proprietary data analytics and credit scoring algorithms necessary to differentiate our credit services from those of the incumbents in the industry.
●	Fraud Prevention – which enhances fraud prevention proactively and automatically, powered by our data analytics, artificial intelligence and proprietary algorithms.
●	Experimentation Platform – We leverage an experimentation platform that allows us to quickly test, measure and validate all applications and data models before we deploy in a live environment, which helps us improve decision-making and agility when launching new technology.
●	Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy over 500 modular microservices that we have developed. This advanced technology strategy enables us to scale, launch new products, enter new markets and update our codebase in a fast and highly efficient manner.
●	Product Platformization – We designed our technology platform to enable product development and new capability deployment to occur seamlessly across our applications. Our platformization approach enables faster product and market launches.
●	Immutable Database – We have created an advanced, immutable ledger, utilizing the Datomic database technology we own, which provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency when compared to traditional database architectures.
●	Cloud-Based Architecture – We employ an architecture and infrastructure that is designed for scalability, efficiency and security. We operate in a fully cloud-based environment, leveraging the latest technologies to optimize our performance and increase capacity as needed, which enables us to manage our growth efficiently and cost-effectively. We have partnered with Amazon Web Services to be our primary third-party cloud infrastructure provider.

Form 20-F | 2022	116

●	Machine Learning and Artificial Intelligence – Through the utilization of our data analytics and customer insight, we are able to utilize artificial intelligence and machine learning algorithms to enhance our customer experience and product offerings. As a result of our available customer data, our systems power a self-driving experience where we provide customers with real-time recommendations on products that meet their specific needs throughout their financial journey.
●	Operate at Low Marginal Costs – The architecture and various operating advantages of the NuCore Technology Platform enable us to run our business efficiently and with low incremental costs as we scale our business.

Our Customer Service and Support

We service and support our customers with convenient, caring and high-quality customer service and support teams. We also leverage technology tools to streamline the customer support experience, empowering our customer service agents. Together this combination of human-centric and technologically advanced support has enabled us to achieve an industry-leading NPS. Our customer service and support functions, processes and tools were designed from the bottom-up to embody our strong customer-centric culture, strengthen our relationship with customers and create fanatical customers who will refer Nu to their peers. These teams, technologies and programs include:

●	Xpeers – We have assembled a team of highly trained and passionate customer service agents with a human-focused mentality who we call our Xpeers. Our Xpeers are trained to be subject-matter experts empowered to solve customer questions at first contact, which can be made by chat, email or phone. We utilize our data analytics and artificial intelligence insights to direct customers to the best-suited Xpeer team member, improving resolution times and, we believe, customer satisfaction. We employ a strategy of using internal and external resources for customer support that provides us with the ability to maintain the highest customer service quality alongside our hyper-growth. In the three months ended December 31, 2022, more than 80% of the calls received were answered in less than 45 seconds and the customer satisfaction rate for the calls exceeded 94%. We measure the customer satisfaction rate as the percentage of customers who rate our customer service as a 4 or a 5 on a scale of 1 to 5.

Form 20-F | 2022	117

Form 20-F | 2022	118

●	WoW Approach – We have developed an approach for our Xpeers that builds stronger human connections and delights our customers with excellent customer service. We call this our WoW Approach. We have a team of over 30 customer excellence professionals to train and manage the WoW Approach across our customer service team. Additionally, we encourage Xpeers to send a gift of their choice to customers when they build a real human connection during a positive customer experience. Many customers have posted their positive experiences on social media, which continues to fuel our referral and word-of-mouth customer acquisitions strategy.

●	Shuffle – We have developed a technology platform to support our Xpeers and simplify customer service that we call Shuffle. This platform provides our Xpeers with a robust interface that features a single go-to application for up-to-date information on the customer, interaction history and insights into the likely problem the customer is facing, which enables our Xpeers to address the issue quickly and efficiently. On the backend, Shuffle connects to another proprietary platform called Proximo!, which intelligently tags each customer inquiry with a “reason” and routes these inquiries to the agent with the greatest level of expertise in this area, allowing them to tackle the next most important task in line. This ecosystem helps to maximize first contact resolution and minimize transfers and friction for the customer. As of December 31, 2022, we employed a dedicated team of 44 engineers to build and maintain technology tools for our Xpeers.

Our Approach to ESG and Sustainability

In line with our purpose of fighting complexity in the financial services industry and empowering people in their financial lives, we use proprietary technology and innovative practices to create new solutions and experiences that are simple, intuitive, low-cost, and customer-focused. Our products and services seek to maximize positive, meaningful and lasting impacts on people’s lives. We have policies and processes in place to mitigate the economic, social, environmental, and climate risks related to our activities.

Our ESG strategy is based on our materiality matrix and covers the following topics: innovation and technology, personal data privacy and protection, ethics and integrity, diversity & inclusion, customer experience, financial inclusion, talent attraction and retention, ESG risk management, corporate governance, and climate change and greenhouse gas emissions (GHG).

Form 20-F | 2022	119

Our ESG Global Policy, also based on our materiality matrix, is used as a guideline for our processes regarding environmental, social, and climate issues. We have established a social and environmental risk management structure, which is in accordance with Brazilian regulatory requirements and compatible with our business model, operations, products and processes.

We believe that financial inclusion is critical for driving sustainable development. Democratizing access to financial services and literacy is crucial for communities to grow. As such, we believe we have built a strong reputation with regulators and are committed to ethical and transparent relationships with public officials as we work to improve how people are served by financial services companies. The result is reach and access across 100% of Brazil’s municipalities. We estimate that we provided the first credit card to approximately 5.7 million people and 2.5 million customers were able to make their first personal loan with Nubank between July 2021 and July 2022. In addition to this financial inclusion data, a survey conducted in October 2022 shows that around 55% of customers who have some amount invested have started investing and saving money through Nubank.

Our commitment to having a strong social impact also involves continuously improving the financial literacy of our customers. Since 2018, we have had more than 278 million visits to our financial educational content through our blog channel. As a company committed to connecting profit and purpose, we will continue to challenge ourselves to create as much value as possible for our stakeholders.

We believe our strong focus on impact allows us to recruit and retain the best talent and diverse teams, ensuring that we have the depth of perspectives to design the best human-centered customer experiences. Our target is to be one of the most diverse and inclusive companies in the world, reflecting the populations of the countries in which we operate. As of December 31, 2022, among our employees in Brazil, 34% self-identified as black or brown, 46% as women, and 27% as LGBTQIA+) and 61% of our employees in leadership positions self-identified as from underrepresented groups.

Our Approach to Risk Management

Our approach to risk management is core to our business model and has been designed to reduce friction, onboard unbanked or underbanked customers and drive credit delinquencies below the industry average. We are continuously improving our risk management functions by using data and technology to reduce the risk in our business and improve our credit underwriting engine. There are four components to our risk management approach:

●	Enterprise Risk Management – We have developed a robust enterprise risk management and governance program that allows us to minimize risks while also delivering customers a frictionless experience. We do this by combining modern risk management systems employed by some of the most sophisticated financial services companies in the world with the latest in data science and machine learning models.
●	Low-and-Grow Approach – We employ a low-and-grow credit strategy, in which we typically begin with customers that have no or little available credit information with a very small credit line and slowly extend this credit line over time as we learn more about their behaviors and potential credit risks. This approach allows us to quickly separate the good borrowers from the bad by tracking customer behavior over time. As we collect more data and better understand customers’ financial habits, we extend the credit lines. This iterative approach has enabled us to effectively underwrite and onboard customers with little to no credit history.

Form 20-F | 2022	120

●	NuX Credit Engine – We use an internally developed credit engine, called NuX, which leverages proprietary and alternative data sources to underwrite and monitor our credit products more effectively and lower fraud rates. Our NuX credit engine, supported by a dedicated team, is self-learning and benefits from increasing scale as we ingest, test, monitor and enhance our credit algorithms over time to manage the risks of our credit portfolio. We believe our model is robust enough to allow us to underwrite to a large set of customers while maintaining a 90-day consumer finance delinquency rate of 5.2% in Brazil as of December 31, 2022, 25% lower compared with an industry average 90-day delinquency rate as of the same date an equivalent basis, considering the same products that we disclose, the same customer income segmentation and adjusted for the different credit portfolio growth rates of Nu versus the market. We have successfully operated with a low-risk credit portfolio through some of the most volatile macroeconomic events, including Brazil’s worst recession on record occurring between 2016 and 2018. We believe our NuX credit engine is portable to new markets by leveraging our ability to ingest, analyze and react to credit data in a specific market. For example, in Mexico we have been able to quickly iterate and launch new versions of our underwriting credit engine by collecting more data and incorporating third-party data sources. Compared to making decisions with generic credit bureau scores, the latest version of our credit engine allows us to decrease risk by 70% for a comparable approval rate. This allowed us to double our approval rate from 17.1% in the quarter ended December 31, 2020 to 34.4% in the quarter ended December 31, 2022.
●	Liquidity Risk Management – Our liquidity risk framework leverages data to capture all contractual cash flows, and over those we apply a stress scenario coherent with the credit models we use in our business, but more severe. In addition, we apply a shock designed to cover operational risk events that may impact our liquidity. The combination of both shocks produces a very severe yet plausible scenario that we believe helps ensure resilience from a liquidity management perspective.

Our Information Security Initiatives

Our dedicated team of cybersecurity professionals hold various global industry certifications, including SysAdmin, Audit, Network, and Security, or “SANS,” National Institute of Standards and Technology, or “NIST,” International Council of E-Commerce Consultants, or “EC-Council,” and Information Systems Audit and Control Association, or “ISACA.” This team monitors our systems and transactions around the clock and works to keep our data and environment secure, while upholding stringent security and compliance policies in line with global best practices, including the ISO27000 standards, NIST standards, MITRE ATT&CK framework, payment card industry, or “PCI,” standards and Open Web Application Security Project, or “OWASP,” best practices. Our security team monitors all employees and third parties who access our platforms and manage tight authentication controls and physical authorization technologies in all our operating environments. We also have adopted safe coding and development practices.

At the heart of this strategic imperative is our commitment to providing secure and protected products and services to our customers. We have invested heavily in building internal capabilities to help ensure that our control systems meet the demands of our hyper-growth plan. We leverage our unique technology stack and engineering capabilities to continuously enhance our security layers. For instance:

●	Code to Minimize Vulnerabilities – We utilize a less common code language, Clojure, which allows us to operate efficiently while minimizing our exposure to common security vulnerabilities, and have developed Clojure secure code analysis tools. We also update our code frequently, resulting in a constantly evolving environment, which we believe makes our code less vulnerable to exploitation. In the year ended December 31, 2022, we pushed 180+ code deployments per day, on average

Form 20-F | 2022	121

●	Continuous Security Testing – We believe in building confidence in our security through practical, continuous and independent testing. We have a public responsible disclosure program and private bug bounty program with HackerOne, an industry leader in crowdsourced security testing. We have conducted penetration tests with a variety of external security partners, and we conducted ethical hacking using our highly skilled in-house offensive security team to further secure our critical internet-facing infrastructure and mobile application.
●	In-Depth Vendor Security and Onboarding – We run in-depth security due diligence and continuously assess vendors and suppliers we bring onboard to help ensure that our security standards are being met. We continuously real-time scan our suppliers to identify vulnerabilities in their public-facing infrastructure that may put us at risk, and we work with them to fix gaps.
●	Cybersecurity Intelligence – We have an in-house threat intelligence team working to track and disrupt cyber criminals before they can launch attacks on us and our customers. We complement this capability with threat intelligence partners who are embedded in the hacker community to identify indicators of risk.

We complement our multitude of internal controls with additional intelligence from our industry-leading security partners to help ensure we maintain defense-in-depth control design. They provide us with additional support and protection on controls, operations and around-the-clock incident response and recovery.

Deep Dive on Our Industry Background and Market Opportunity

We estimate our total revenue potential opportunity in Latin America based on six key market components.

A.	Payments

Digital payment transactions in Latin America are expected to experience strong growth, doubling their share in total transactions from 16% in 2015 to 34% in 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information. We believe that this structural shift from cash into digital payment methods is as a result of (i) greater adoption of credit and debit cards, which still remain fairly underpenetrated when compared to other countries, (ii) the rise of instant payment systems such as Pix in Brazil and CoDi in Mexico that have been replacing cash and legacy wire products at an accelerated pace, and (iii) the growth of e-commerce, which significantly accelerated in recent years, particularly after COVID-19 started in early 2020.

Form 20-F | 2022	122

Credit and debit card (including pre-paid) purchase volume in Latin America’s top six economies (Brazil, Mexico, Argentina, Colombia, Chile and Peru) is expected to accelerate in growth, going from a 5% compound annual growth rate from 2015 to 2020, to a CAGR of 15% from 2020 to 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information. This will result in a total purchase volume of approximately US$1.3 trillion by 2025, more than double the level in 2015.

In Brazil, our share of the card payment volume (PV) market (including credit, debit and prepaid) stood at 11.9% in 2022, 8.7% in 2021, 5.7% in 2020 and 3.7% in 2019, according to data from ABECS. We expect to continue to gain share in this area as we grow our customer base and as our existing customer cohorts mature. In addition, our debit payment volume has significant potential to grow as we become the primary bank for a greater number of our customers. In Mexico and Colombia, markets where we recently entered, our share in cards is still relatively small despite our strong early success.

Industry revenue from interchange in Latin America is expected to grow from US$9 billion in 2020 to US$17 billion in 2025, at a CAGR of 13%, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information. Revenue from interchange in Brazil grew from US$5 billion in 2020 to US$8 billion in 2022 and it is expected to reach close to US$11 billion by 2025 (considering an exchange rate of R$5.16 to US$1.00), equivalent to a CAGR of 10% from 2022 to 2025. In Mexico, industry revenue from interchange reached US$1 billion in 2020 and it is projected to grow at a 12% CAGR to reach US$2 billion in 2025.

Form 20-F | 2022	123

Credit cards have historically been offered to the most affluent subset of the population with perks and benefits, while penalizing the least affluent through burdensome annual fees. Our vision is fundamentally different; we want to democratize credit cards as useful tools for our clients to make payments, organize their finances and ultimately progress financially, while educating clients to carefully rely on credit card limits only in times of necessity, all under a superior and 100% digital user experience. In 2021, we again innovated by launching Ultraviolet, our premium credit and debit card for our more affluent customers with higher transaction volume and NuInvest balances, or for any customer willing to pay a fee of R$49 per month or US$ 9.50 (considering an exchange rate of R$5.16 to US$1.00).

Beyond credit cards, the broader payments opportunity ahead of us is significant. Brazilians have quickly added Pix to their daily lives and we have spearheaded this process, establishing ourselves as one of the largest Pix institutions in Brazil, with 57.9 million users with Pix aliases as of December 31, 2022. Pix transactions between individuals must be free of charge and therefore do not generate revenues; however, Pix is fostering the inclusion of millions of unbanked Brazilians into the financial system, and our NuAccount is an entry point for them. In addition to adding customers, Pix also leads to greater customer engagement, increasing activation and allowing for future cross-selling. In Mexico, CoDi, a platform for P2P transactions without commissions, was launched in 2019 by Banxico, and is expected to have similar positive impacts on financial inclusion and digitalization in the country.

We also believe there will be an attractive opportunity to offer digital acquiring services to our SME NuAccount customers in the future as we grow our customer base.

B.	Retail Credit to Individuals

Retail credit in Latin America is highly underpenetrated relative to developed economies, presenting a strong growth opportunity. According to the latest BIS Total Credit to Households database, with September 2022 data, the average household debt to GDP ratio in the top Latin America economies stood at 26%, relative to 85% in the United Kingdom and 75% in the United States.

Form 20-F | 2022	124

As a result of this low starting level, the credit portfolio balance to individuals in 2020 in Latin America’s top six economies is projected to grow at a 13% CAGR in dollar terms, to reach US$1,498 billion in 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources.

The amount of retail credit and mortgage loans provided to individuals (excludes other earmarked credit such as rural, microcredit and BNDES-linked loans to individuals) in Brazil stood at US$524 billion as of December 31, 2022, with credit cards and personal loans together accounting for 18% of the total retail credit provided in Brazil, according to the Central Bank of Brazil.

Retail credit provided to individuals is the single largest revenue opportunity within retail financial services in Latin America. According to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information, the revenue pool, measured as interest income minus funding costs, for the region reached US$110 billion in 2020, and it is expected to grow at a 10% CAGR to reach US$178 billion in 2025. The projected growth in certain countries (e.g., Mexico) is driven by an expected increase in credit penetration largely supported by new access to credit by the unbanked population in the region.

Form 20-F | 2022	125

In Brazil, the estimated revenue pool, defined as interest revenue net of funding costs, reached US$74 billion in 2022, and it is projected to grow to US$92 billion by 2025 according to our internal analysis. The projected growth is driven mainly by an expected expansion in the retail credit penetration as a percentage of the GDP, which grew from 20% in 2020 to 26% in 2022, and is expected to grow to 29% in 2025.

Brazil Retail Credit Revenue Pool by Product (US$ billion)1

Credit Product	2020	2022	2025E	CAGR 22-25E
Mortgage	5.4	4.2	5.1	7%
Payroll	11.6	14.2	16.7	6%
Auto	7.0	7.7	8.3	3%
Personal Loan	14.7	24.9	31.9	9%
Credit Card[2]	10.9	11.0	15.3	12%
Other	12.4	12.3	14.5	6%
Total	62.0	74.3	91.8	7%
[1]	Solely for the convenience of the reader, Brazilian reais amounts have been translated into U.S. dollars at the average selling rate of R$5.1578 to US$1.00 for 2020 and of R$5.1655 for 2022 and 2025, as reported by the Central Bank of Brazil in the SGS series number 3694. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Exchange Rates.
[2]	Includes installment financing and revolving balances.

According to the Oliver Wyman Report, revenue from retail credit provided to individuals in Mexico reached US$9 billion in 2020, and it is expected to grow at a 18% CAGR to reach US$21 billion by 2025. The expected growth is driven mainly by an expected expansion in credit penetration relative to the GDP, which is projected to grow from 16% in 2020 to 19% in 2025.

In Colombia, the industry revenue from retail credit provided to individuals reached US$7 billion in 2020, and it is expected to grow at a 10% CAGR to reach US$10 billion by 2025. The expected growth is mainly driven by an expected expansion in credit penetration relative to the GDP, which is projected to grow from 30% in 2020 to 39% in 2025, still significantly below the level seen in developed economies.

Form 20-F | 2022	126

Incumbent banks in Latin America have typically focused on the most affluent segments of the population. Operating under a cost to serve that is multiple times higher than digital banks and relying on legacy underwriting models, incumbents have historically struggled to serve customers from the less affluent segments. We believe this represents a massive opportunity for us to continue to drive significant financial inclusion in the region.

When observing the distribution of retail loan balances by income brackets relative to the number of households in each bracket in Brazil, we see that the retail credit remains concentrated in high income individuals.

	<1x Minimum Wage	1–2x Minimum Wage	2–3x Minimum Wage	3–5x Minimum Wage	5–10x Minimum Wage	10–20x Minimum Wage	>20x Minimum Wage
Monthly Income (R$)	<1,212	1,212 - 2,424	2,424 - 3,636	3,636 - 6,060	6,060 - 12,120	12,120 - 24,240	>24,240
2022 Credit Balance (R$ billion)[1]	216.6	262.3	229.1	319.4	351.3	226.4	199.5
Number of Households (millions)	21.7	29.0	7.2	7.2	3.6	2.9	0.7
Credit Balance per Domicile (R$ thousands)	10.0	9.0	31.8	44.4	97.6	78.1	285.0

Sources: Central Bank of Brazil and IBGE

1 Credit Balance includes Credit Card, Personal Loans, Payroll Loans, Vehicle Financing and Home Mortgage

Form 20-F | 2022	127

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

We typically collect more than 30,000 data points per monthly active customer, which we use to better understand their behavior, risks and financial needs, enabling us to develop curated credit strategies to offer customers the best product for their specific financial situation.

By using our unique data and advanced NuXCredit Engine, we believe that we underwrite customers and manage credit risk more effectively than incumbent banks. Our 90-day consumer finance delinquency rate, or NPL ratio, as of December 31, 2022 was 5.2%, approximately 25% lower than the Brazilian industry average when adjusted by product and income distribution, according to the Central Bank of Brazil and our own estimates. Our NPL ratios have been consistently lower than the industry across almost all income segments, and this superiority increases as we move to lower income brackets.

Loan Delinquencies by Income Bracket and for Consumer Loans, Nu vs. Market1

Income defined by Minimum Wage (MW), % of Credit Portfolio

1 Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the total credit balance; minimum wage stood at R$ 1,212 (equivalent to approximately US$229) per month as of 2022. For the purpose of this analysis, our delinquency ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 29% in Dec-2022. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank’s SGS NPL indicator.

Our underwriting effectiveness in lower income bands, as ‘MW’ refers to minimum wage (at R$ 1,212, equivalent to approximately US$229 per month as of 2022), allows us to underwrite more customers from lower income segments, helping democratize access to credit while minimizing credit risk.

Form 20-F | 2022	128

Sources: Nu and Brazilian Central Bank, as of December, 2022, MW = R$1,212 per month (equivalent to approximately US$229)

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

We believe that we have a significant opportunity to continue to grow our retail credit portfolio, both by providing credit to individuals that already access credit from incumbent banks, and by expanding the Brazilian market to include those that still do not have access to credit. Only a fraction of our 70.9 million individual consumers have outstanding loans by December 31, 2022. Our interest-bearing portfolio of credit card and personal loans stood at US$4.0 billion as of December 31, 2022. This was equivalent to approximately 5.0% of the industry interest-bearing balance for credit cards and personal loans and 0.5% of the overall retail credit to individuals.

We also see an attractive opportunity in providing payroll deductible loans to the public sector. The payroll deductible loan market in Brazil is highly competitive, but we believe that we have the capability to offer different features of the product, as we are capable of providing a 100% digital approach to payroll originations that provides upside on product return by not incurring costs with loan brokers, whose average commission is approximately 15%.

C.	Credit to SMEs

In Latin America’s six largest economies, the credit portfolio of small and medium enterprises, or SMEs, stood at US$146 billion as of December 31, 2020 and it is expected to grow at a 4% CAGR to reach US$194 billion in 2025, according to our internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources. In Brazil, the SME loan portfolio reached US$74 billion in 2022, according to the Oliver Wyman Report.

Form 20-F | 2022	129

In Brazil, according to SEBRAE, there are 17.6 million SMEs, defined as companies with less than US$69,800 in annual revenue, as of 2022. Within this total, micro enterprises (known as MEI), in which the single entrepreneur must not have more than one employee and annual revenue must not exceed US$15,700, accounted for the vast majority, with 11.6 million.

MEIs’ activities are broadly diversified, but for the most part these micro entrepreneurs are active in retail commerce (i.e., apparel, food and others) and retail services (i.e., repair services and others) and therefore look for banking services that are simple, transparent and fairly priced for the day-to-day needs of their businesses.

Our SME NuAccount business account is designed specifically for our customers who run businesses. We provide a business checking account and business debit card, offer unlimited wire transfers and allow customers to issue boletos to receive payments from customers, all free of charge. As of December 31, 2022, our SME NuAccount product had almost 2.5 million SME customers, an increase of 82% from December 31, 2021. As per our internal analysis, we have become one of the five largest MSE (Micro and Small Enterprises) players in Brazil in number of clients, with 2.5 million MSE customers, surpassing 13% in the number of accounts for companies in this segment.

In Mexico, SMEs are generally defined as companies with fewer than 250 employees. According to the Mexican National Institute of Statistics and Geography (INEGI), there are over 5 million SMEs, representing over 50% of GDP and 75% of employment sources. Credit access in Mexico for SMEs is highly limited; according to the latest National Survey on Productivity Competitiveness of Micro, Small and Medium Enterprises (ENAPROCE) survey, only 25% of SMEs had access to financing.

Form 20-F | 2022	130

SMEs represent an important potential revenue opportunity given our superior underwriting capabilities and ability to reach out to customers without previous financing access. Our financial inclusion goals are highly aligned with supporting SMEs, which represent the second-largest revenue pool of our six key market components. Industry revenue from SMEs in Latin America reached US$17 billion in 2020 and it is expected to reach US$19 billion in 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information.

D.	Investments

Revenue from investments in Latin America is expected to accelerate, growing from US$17 billion in 2020 to US$22 billion in 2025, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information, and the share of investable assets under management outside incumbent banks in Brazil rose from 22% in 2018, to 28% in 2020 and to 38% in 2022, according to UBS Evidence Lab Inside: Dispute of investment platforms report dated as of March 6, 2023.

In our view, the investments industry in Latin America has started to change. The smartphone allowed new entrants to acquire customers outside the walls of the traditional branch model. The region has been experiencing higher interest rates in recent years. Still, we believe there is significant room for further assets to shift away from banks into investment accounts when compared to other developed countries.

Brazil had 53.1 million active securities accounts in December 31, 2022, up 31% from 40.4 million in December 31, 2021, and 79.1 million savings accounts in December 31, 2022 that grew 2% from 78.0 million in December 31, 2021 - both according to the Brazilian Association of Financial and Capital Markets Entities (ANBIMA). Retail investable assets amounted to US$795 billion in 2022 (R$4.1 trillion), up 13% in local currency from 2021. Basic savings accounts and private pension funds each accounted for 47% of this total, followed by fixed income and mutual funds with 29% and 19%, respectively. Equities accounted for only 5% of the total.

Form 20-F | 2022	131

Distribution of Traditional Investment Products for Retail Investors1 2

Breakdown by asset class, in US$ billions unless otherwise stated

	2022	2025E	GACR 22-25E
Private Pension[3]	193	260	10%
Savings Account	182	170	-2%
Fixed Income	234	340	13%
Investment Funds	149	215	13%
Equities	37	46	7%
Total	795	1,031	9%

[1]	Solely for the convenience of the reader, Brazilian reais amounts have been translated into U.S. dollars at the average selling rate for 2022 of R$5.1655 to US$1.00, as reported by the Central Bank of Brazil in the SGS series number 3694. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Exchange Rates.”
[2]	Retail only, excluding private.
[3]	Including only PGBL, or “Free Generating Benefit Plan,” and VGBL, or “Life Free Benefit Generator,” excluding closed pension funds.

Industry revenue from retail investment distribution is estimated to have reached US$7 billion in 2022 and is projected to reach US$9 billion by 2025, equivalent to a CAGR of 7% during the period, according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information. In our understanding, investment platforms traditionally earn rebates from mutual fund managers, brokerage fees from their end customers, financial income from their liquidity and securities portfolio and commissions from the distribution of other third-party products.

Investment platforms have traditionally focused on more affluent customers, serving them through independent financial advisors. Recent technological advances, however, have enabled a direct-to-consumer model to thrive, better suited to the millions of retail investors that cannot be served by independent financial advisors.

In June 2021, we acquired Easynvest (renamed to NuInvest), a leading digital investments platform operating exclusively under the direct to consumer model. As of December 31, 2022, NuInvest had approximately 11 million customers and US$8 billion in assets under custody (or the fair value of the assets invested through NuInvest). Through NuInvest, we are able to offer our 70.9 million individual customers a wide range of investment options beyond deposits, including equities, mutual funds and fixed income product securities and, by doing so, we are able to increase the democratization of investments to all retail investors in Brazil with what we believe to be ample room for growth, as incumbents still account for 62% of total retail assets under management as per Brazilian Central Bank data.

Form 20-F | 2022	132

E.	Insurance Brokerage

According to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available information, insurance brokerage revenue in Latin America is projected to grow from US$17 billion in 2020 to US$24 billion in 2025, at a 7% CAGR.

In our view, the retail insurance brokerage segment in Latin America has also been largely dominated by incumbent banks, who in many cases also own the underwriting business and consequently favor their own products. We believe that this segment is also prone for disruption and is likely to experience strong growth.

The Brazilian insurance industry had gross written premiums, or “GWP”, of US$47 billion (R$242 billion) in 2020, according to the Oliver Wyman Report, and US$16 billion considering only the life and property & casualty products. In 2022, this GWP reached US$24 billion. Despite its size, Brazil remains fairly underpenetrated when compared to other developing and developed economies, both in the life and property & casualty segments. GWP from insurance products sold directly to individuals amounted to US$6 billion (R$31 billion) in 2020, according to the Oliver Wyman Report, of which auto represented 64%, personal injuries and illness (13%), property (8%), life (6%) and others (9%). GWP from insurance products sold to commercial clients amounted to US$10 billion (R$52 billion).

In our view, distribution of life insurance products to individuals in Brazil remains concentrated on the bancassurance channel, while distribution of P&C insurance products to individuals in Brazil, remains concentrated on the broker channel.

We believe complexity, lack of transparency and expensive premiums that result from poor underwriting still prevent Latin Americans from consuming more insurance products. Our first insurance product, NuLife, launched in August 2020 (in partnership with Chubb as underwriter), showcases the untapped demand for insurance products. NuLife offers flexible, fully customizable life insurance policies that can be contracted in five simple steps through our app. There are approximately 1 million active NuLife policies as of December 31, 2022, a growth rate of 100% relative to 2021. Over time we plan to broaden our insurance offering to include other life and P&C products.

Form 20-F | 2022	133

F.	E-Commerce Marketplaces

E-commerce marketplaces represent a fast growth segment in Latin America, fueled by the strong momentum of e-commerce, which has been further magnified by the impact of COVID-19 and continued expanding at a higher growth rate than physical retail sales from 2021 to 2022. According to the Oliver Wyman Report, e-commerce gross merchandise volume, or “GMV”, from the top six economies in Latin America reached US$51 billion in 2020 and it is projected to grow at a 23% CAGR to reach US$144 billion by 2025.

In Brazil, e-commerce GMV accounted for US$17 billion in 2020 and reached US$33 billion in 2022 according to the Brazilian Association of E-Commerce. It is projected to grow at an 8% CAGR to reach US$42 billion in 2025 according to the same source. In Mexico, e-commerce GMV reached US$18 billion in 2020 and it is expected to grow at a 29% CAGR to reach US$65 billion in 2025 according to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources. Other key countries in the region such as Argentina, Colombia, Chile and Peru are expected to benefit from the same positive trends and grow at a CAGR of 14%, 14%, 22% and 23%, respectively, between 2020 and 2025.

E-commerce includes both retailers selling online directly to consumers (1PL) as well as vendors selling online to consumers through marketplaces (3PL). According to the Oliver Wyman Report, e-commerce marketplace revenue for the Latin America region reached US$4 billion in 2020 and it is projected to grow at a 37% CAGR to reach US$19 billion in 2025.

Form 20-F | 2022	134

According to our own internal analysis based on the data presented in the Oliver Wyman Report and publicly available sources, e-commerce marketplace revenue in Brazil is projected to grow at a 35% CAGR to reach US$7 billion (R$39 billion) in 2025 compared to US$2 billion (R$11 billion) in 2020, supported by the expected growth in overall GMV, the rising share of marketplace volumes within total GMV and an expected increase in the average marketplace gross take-rate from 12% in 2020 to 17% in 2025. In addition, financial institutions’ e-commerce marketplace share of total marketplace market revenue is projected to more than double between 2020 and 2025, from 2% to approximately 4%.

In Mexico, e-commerce marketplace revenue is projected to grow at a 46% CAGR to reach US$6.4 billion in 2025 compared to US$1 billion in 2020, supported by the expected growth in overall GMV, the rising share of marketplace volumes within total GMV and an expected increase in the average marketplace take-rate from 12% in 2020 to 18% in 2025.

In Argentina, Colombia, Chile and Peru, e-commerce marketplace revenue is projected to grow at a CAGR of 33%, 29%, 41%, and 39% respectively between 2020 and 2025 benefiting from positive trends in GMV expansion, marketplace volume shares within GMV and expanding gross take-rates averaging 18% for these countries.

We believe that our base of 74.6 million customers, as of December 31, 2022, makes Nu a desirable destination for retailers and service providers in Brazil who are looking to grow sales. In the near term, we expect a similar result in other geographies such as Mexico and Colombia, where our brand and customer base continues to expand every day. After launching our first lead generation offers in late 2021, we believe last year was foundational for our marketplace. We reached over R$1.6 billion (US$ 302.1 million) in PV (which does not include mobile top ups), delivered over 13 million unique leads to our sellers, started paying out cashback to our users, and made significant strides towards reaching product-market fit (Sean Ellis Score, or “SES”, of 47% and a seller satisfaction score of 87%). We considerably expanded our product offering, reaching over 120 sellers as of December 31, 2022 with what we believe are best-in-class commercial terms.

Our marketplace business unit enables two very different yet complementary businesses, the first is financial services in nature of third party offerings with the objective of offering a one-stop-shop for all of our customers’ financial needs and expanding our product shelves. The second, non-financial services enable mass market e-commerce and digital services with broad appeal and ultimately allows us to become the trusted place for our users to start their ecommerce journey. In 2023, we will continue pursuing our strategy of growth as one of the keys to our success. We believe scale is critical to allow us to attract more buyers, higher share of the portfolio/market and more sellers. We understand a broad set of offers is necessary to provide our buyers with the one-stop shopping experience they are looking for. The purchase volume driven by those buyers allows us to negotiate better deals which in turn attracts more buyers and so forth. As a result, we understand only the largest players would be able to have the most attractive conditions for their customers.

Form 20-F | 2022	135

Revenue by Geography

For the year ended December 31, 2022, the majority of our revenue was derived from Brazil (US$3,121.1 million, compared to US$201.2 million and US$20.4 million in Mexico and Colombia, respectively).

Customer Demographics

We believe that our platform both supports customers across the age spectrum and particularly appeals to a younger population. Based on internal research as well as analysis by Oliver Wyman, we believe that we serve a larger proportion of younger consumers than digital banks and incumbent banks. Our young and growing customer base provides us with significant opportunities for growth. As of December 31, 2022, 54% of our customers were under 35 years old, compared to 30% for traditional banks (as of 2021), as shown in the chart below, with Oliver Wyman data for traditional banks. In addition, 77% of our customers were under 45 years old as of December 31, 2022, compared to 52% for incumbent banks (as of 2021).

We believe our customers are in the early stages of their financial journeys. For example, our younger customers (20-24 years old) are expected to grow their real income by about 70% over the next ten years (based on a comparison of our younger customers’ income to the income reported by our customers who are between 30-34 years old), and we believe we are well positioned to serve their needs as they accumulate wealth, increase spending and reach life milestones that expand their financial needs.

Form 20-F | 2022	136

Our Competitive Landscape

We believe that we are changing the consumption patterns for financial products and services and growing the market, but will continue to face competition from other firms including large legacy financial institutions, large technology companies, and new, smaller financial technology entrants.

We believe that the key competitive factors in our market include:

●	our culture of customer-centricity;
●	product features, quality and functionality;
●	operating efficiency;
●	engineering, data science and product talent;
●	brand recognition;
●	security and trust;
●	product and technology platform; and
●	regulatory licenses.

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

Regulatory Overview

Brazil

Our Regulatory Position

Four of our subsidiaries in Brazil, Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos,” Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, or “Nu Financeira,” Nu Distribuidora de Títulos e Valores Mobiliários Ltda., or “Nu DTVM,” and Nu Invest Corretora de Valores S.A., or “NuInvest,” perform activities that are subject to regulation in Brazil enacted by the Central Bank of Brazil, by CMN and/or by CVM, as applicable and have obtained authorizations from the Central Bank of Brazil to operate, as follows:

●	Nu Pagamentos is authorized by the Central Bank of Brazil to operate as a payment institution in the capacities of (1) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago), (2) issuer of electronic currency (emissor de moeda eletrônica) and (3) payment initiation service provider (iniciador de transação de pagamento);
●	Nu Financeira is authorized by the Central Bank of Brazil to operate as a credit, financing and investment entity (sociedade de crédito, financiamento e investimento), carrying out active, passive and ancillary transactions inherent to credit, financing and investment portfolios;
●	Nu DTVM is authorized by the Central Bank of Brazil to operate as a securities distributor (distribuidora de títulos e valores mobiliários, or “DTVM”), performing the activities provided in CMN Resolution No. 5.008, of March 24, 2022, as amended, or “Resolution No. 5.008/22”; and

Form 20-F | 2022	137

●	NuInvest is also authorized by the Central Bank of Brazil to operate as a securities broker (corretora de títulos e valores mobiliários, or “CTVM”), performing the activities provided in CMN Resolution No. 5.008/22. In addition, one of our subsidiaries, Nu Asset Management Ltda., or “Nu Asset Management,” is subject to regulation in Brazil enacted by the CVM and is authorized to provide securities portfolio management services.
●	Vérios Asset Management is an indirect subsidiary and its purpose is the administration and/or management of investment funds and asset portfolios, including bonds and securities in Brazil, with the management of its own resources and practice of private activities of financial institutions being prohibited.

One of our subsidiaries, Nu Corretora de Seguros Ltda., or “Easynvest Insurance Broker,” performs activities that are subject to regulation enacted by SUSEP. As required by the applicable regulation, it has obtained authorization to operate from SUSEP as an insurance brokerage firm.

None of our Brazilian subsidiaries is licensed to operate as a bank.

Regulatory Environment in Brazil

Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to payment institutions (in case of Nu Pagamentos), financial institutions (in the case of Nu Financeira, Nu DTVM and NuInvest), securities and brokers (in the case of Nu DTVM and NuInvest), securities portfolio manager (in the case of Nu Asset Management) and insurance brokers (in the case Nu Insurance Broker).

We offer various payment, financial and capital markets services; in particular, we conduct activities related to payments, digital accounts, brokerage services, portfolio management and insurance.

Legislation Applicable to the Brazilian Payment System

General

The activities carried out by Nu Pagamentos in Brazil are subject to Brazilian laws and regulations applicable to payment institutions, particularly Law No. 12,865 of October 9, 2013, or the “Payments Law,” which, in a nutshell, regulates payment institutions and payment schemes that are part of the Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or the “SPB”).

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

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories:

●	Issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts, enable the execution of payment transactions using electronic currency held in such prepaid payment accounts, and convert the funds held therein into physical or book-entry currency or vice versa.
●	Issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts that enable end-users to make payments on a post-paid basis.

Form 20-F | 2022	138

●	Acquirers: these payment institutions do not manage payment accounts, but (i) enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in the same payment scheme; and (ii) participate in the settlement process of payment transactions as creditor of the issuer of the payment instrument.
●	Payment initiation service providers (PISP): these payment institutions render initial payment services whereby they do not (1) manage the payment or checking account from which the payment is executed; nor (2) hold the transferred funds during the rendering of their services.

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

CMN and Central Bank of Brazil regulations applicable to payment institutions cover a wide variety of matters, including, but not limited to risk management, governance, anti-money laundering and combating the financing of terrorism, cybersecurity, secrecy, ombudsman, internal audit, reporting obligations and governance. In addition, payment institutions must seek approval from the Central Bank of Brazil when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post- paid instruments and used for carrying out each payment transaction. Current regulations classify payment accounts into two types:

●	Prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and
●	Post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

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

As of July 1, 2023, payment institutions will be able to operate in the foreign exchange market, provided that certain rules are observed, such as the restriction to only operate with electronic currency and operational thresholds pursuant to BCB Resolution No. 2,77/22, and subject to prior authorization.

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

Form 20-F | 2022	139

●	Payment schemes that exceed certain thresholds are considered part of SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain a license to operate by the Central Bank of Brazil.
●	Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Central Bank of Brazil, although they are required to report certain operational information to the Central Bank of Brazil on an annual basis.
●	Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Central Bank of Brazil. Limited-purpose payment schemes are, for instance, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; or (iii) accepted exclusively within a closed-loop payment scheme and for the payment of one type of product or service, of a restricted set of products or services related with a specific activity or market.
●	Depending on the type of payment instrument, the payment scheme will not be considered part of SPB as well. This is the case of payments of employment benefits and meal/food vouchers.
●	Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank of Brazil. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution.

Payment Scheme Settler

A payment scheme is set up and operated by a payment scheme settler, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlers, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank of Brazil regulations require that payment scheme settlers must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the end users of payment schemes.

Legislation Applicable to Financial Institutions and Portfolio Managers

General Rules

The Banking Law, laid out the structure of the Brazilian National Financial System, made up of the CMN, the Central Bank of Brazil, Banco do Brasil S.A., BNDES and other public or private financial institutions.

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

Form 20-F | 2022	140

The financial and capital markets regulatory frameworks in Brazil are further supplemented by the regulation enacted by CMN, CVM and/or the Central Bank of Brazil, as applicable, as well as to self-regulation policies, such as those enacted by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, ANBIMA, and the Brazilian Association of Investment Analysts, or “APIMEC”).

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

Pursuant to Banking Law, CMN Resolution No. 4,970 of November 25, 2021, as amended, or “CMN Resolution No. 4,970,” financial institutions must seek approval from the Central Bank of Brazil, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). Moreover, according to Law No. 4,728/65, for securities brokerage firms, managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the B3. In addition, managers of securities brokerage firms are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009 of March, 24, 2022.

In addition, according to the Banking Law, Brazilian financial institutions have limits to grant loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018.

Credit, Financing and Investment Institutions (Consumer Credit Companies)

Credit, financing and investment institutions (sociedades de crédito, financiamento e investimento), such as Nu Financeira, “financeiras” or “SCFI”, are financial institutions part of the national financial system and are subject to regulation by and the oversight of the CMN and the Central Bank of Brazil. They were established by the Ordinance of Ministry of Finance No. 309, on November 30, 1959 and are private financial institutions whose basic objective is to carry out financing for the acquisition of goods and services, as well as for working capital. Consumer credit companies must be organized as a corporation (sociedade por ações) and its corporate name must include the expression “Crédito, Financiamento e Investimento” (credit, financing and investment).

An SCFI is not allowed to offer deposit accounts. However, such institutions can raise funds through bank deposit certificates, known as CDB (Certificado de Depósito Bancário) or deposits without issuance of certificates, known as RDB (Recibo de Depósito Bancário), among other assets. Both CDB and RDB are fixed income securities and subject to the ordinary guarantee from the FGC. The main difference lies in the fact that the RDB is non-transferable and non-tradable. Many credit, financing and investment institutions operate as the financial branch of non-banking economic groups. In our case, Nu Financeira provides financing to our credit card, personal loan to our customers and issues instruments such as RDB, in order to provide funding to our operation.

Form 20-F | 2022	141

Securities Brokerage and Distribution Firms

Securities trading in stock exchange markets shall be carried out exclusively by DTVMs, CTVMs (such as Nu DTVM and NuInvest) and certain other authorized institutions. Securities distributors (distribuidoras de títulos e valores mobiliários) and securities brokers (corretoras de títulos e valores mobiliários) are regulated by Resolution No. 5,008/22. With Central Bank of Brazil and CVM’s joint decision No. 17, of March 2, 2009, which authorized distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was extinguished, and such institutions are today allowed to perform practically the same operations.

In this regard, Resolution No. 5,008/22 allows brokerage firms to participate, among others, in the following activities: (1) trading in stock exchanges; (2) managing investment portfolios; and (3) providing custody services; and (4) issuing electronic currency and managing pre-paid payment accounts. In addition to Resolution No. 5,008/22 and Resolution No. 4,871, brokerage firms are subject to regulations from the CVM.

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

Third-Party Asset Management

Nu Asset Management is an asset manager accredited to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or “CVM Resolution No. 21”.Verios Asset Management and Easynvest Asset Management are no longer subject to the oversight of CVM since those companies were deregistered from CVM in November 2021 and September 2022 respectively.

CVM Resolution No. 21 defines asset/portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of customers.

CVM Resolution No. 21 provides for two categories of asset managers: (1) trustee administrator and/or (2) portfolio manager. Nu Asset Management is registered as portfolio manager. In order to be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Resolution No. 21; (4) appoint an officer responsible for the portfolio management activities, a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (5) who is not unable or suspended from occupying a position in financial institutions or other entities authorized to operate by the CVM, the Central Bank of Brazil, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (6) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (7) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21.

Form 20-F | 2022	142

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

Insurance Brokerage Firms

Insurance brokerage firms, such as Nu Corretora de Seguros Ltda. (formerly known as Easy CS) must obtain SUSEP registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or “Law No. 4,594/64,” and Decree-Law No. 73/66 (as well as regulation issued by the CNSP and SUSEP. The insurance broker, whether an individual or legal entity, is the intermediary legally authorized to solicit and promote insurance contracts accepted by the current legislation, between the insurance companies and individuals or public or private legal entities. Only duly qualified insurance brokers pursuant to Law No. 4,594/64 and applicable SUSEP and CNSP regulation that have executed an insurance tender shall be paid the brokerage fees related to each insurance line, based on the respective tariffs, including in case of adjustment to the issued premium.

Under the applicable regulation, insurance brokerage firms such as Nu Corretora de Seguros Ltda. (Easy CS) must provide evidence of the technical certification of their employees who act as brokers for offering, for example, insurance claims settlement services, direct sales of insurance, capitalization, open supplementary pension products and others. Such certification shall be provided by an institution of recognized technical capacity, duly accredited by SUSEP. In addition, insurance brokers are also required to appoint and include a technical officer in the statutory documents for the purpose of representing the entity before SUSEP and for it to be granted its operating license.

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

Form 20-F | 2022	143

Crypto Exchange activities

In December 2022, the Brazilian National Congress approved Bill of Law No. 4,401/2021, which was sanctioned by the President as Law No. 14,478/2022 and establishes a legal framework for crypto services in Brazil. Moreover, the law sets guidelines for the provision of virtual asset services and for regulation of virtual asset service providers (VASPs), which include, among others, free competition, protection of personal data, protection of popular savings, consumer protection, and anti-money laundering actions.

Under the new law, VASPs are defined as legal entities that provide, on behalf of third parties, at least one of the following services: (i) exchange between virtual assets and domestic or foreign currency; (ii) exchange between one or more virtual assets; (iii) transfer of virtual assets; (iv) safe-keeping or management of virtual assets or instruments enabling a control over virtual assets; or (v) participation in financial services and the rendering of services in connection with an issue offering or sale of virtual assets.

The regulatory authorities responsible for specifying the procedures, rules and obligations applicable to such services and their providers need to be determined by the Executive branch through a decree.

Although this formal act has not yet been issued, the market expects the Central Bank of Brazil to be the main authority to regulate crypto services, with residual competence from CVM regarding assets that are considered a security, as established in the Law. Therefore, regulation is expected to be issued during 2023, while the aforementioned law only comes into force in June 2023. A transition period was also established by the law and will be detailed by regulation to be issued by the relevant authority, once determined by the executive branch.

Form 20-F | 2022	144

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

According to Banking Law, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to the Banking Law, as well as the enforcement of applicable penalties. In addition, Law No. 4,728/65 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market. The CMN has the power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Central Bank of Brazil, the CVM and SUSEP. Other CMN responsibilities include:

●	coordinating monetary, credit, budget and public debt policies;
●	establishing policies on foreign exchange and interest rates;
●	seeking to ensure liquidity and solvency of financial institutions;
●	overseeing activities related to the stock exchange markets;
●	regulating the structure and operation of financial institutions;
●	granting authority to the Central Bank of Brazil to issue currency and establish reserve requirement levels; and
●	establishing general guidelines for the banking and financial markets.

Central Bank of Brazil

The activities of financial institutions are subject to limitations and restrictions. The Central Bank of Brazil is responsible for (1) implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; (2) regulating Brazilian financial institutions in the public and private sectors; and (3) monitoring and regulating foreign investments in Brazil. The President of the Central Bank of Brazil is appointed by the President of Brazil (subject to ratification by the Senate) for a four-year term, always beginning on January 1 of the third year of the President of Brazil´s term in office.

Form 20-F | 2022	145

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

Other important responsibilities of the Central Bank of Brazil are as follows:

●	controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
●	managing the daily flow of foreign capital and derivatives;
●	establishing administrative rules and regulation for the registration of foreign investments;
●	monitoring remittances of foreign currency;
●	controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Central Bank of Brazil may limit remittances of profits and prohibit remittances of capital for a limited period);
●	receiving compulsory collections and voluntary deposits in cash from financial institutions;
●	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
●	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and
●	acting as depositary of the gold and foreign currency.

Form 20-F | 2022	146

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

●	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;
●	setting rules governing the operation of the securities market;
●	defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;
●	controlling and supervising the Brazilian securities market through, among others:
●	the approval, suspension and delisting of publicly held companies;
●	the authorization of brokerage firms to operate in the securities market and public offering of securities;
●	the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;
●	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;
●	the imposition of penalties; and
●	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Central Bank of Brazil. Pursuant to Law No. 10,198 of February 14, 2001, as amended, and Law No. 10,303 of October 31, 2001, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM. In compliance with Brazilian legislation, the CVM is managed by a President and four officers, all of whom are appointed by the President of the Republic (and approved by the Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

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

Form 20-F | 2022	147

In this regard, the main responsibilities of the Central Bank of Brazil in relation to the Brazilian payment system are the following:

●	regulate the setup, operation and monitoring of payment institutions and payment schemes;
●	authorize the setup of payment schemes;
●	to authorize the setup, operation, transfer of control, merger, spin-off and consolidation of payment institutions;
●	set up the conditions and authorize the appointment of managers in payment institutions (directors and managers);
●	supervise the payment institutions and payments schemes and apply sanctions when due;
●	adopt preventive measures with a view to ensuring the soundness, efficiency and ongoing operation of payment schemes and of payment institutions;
●	adopt measures aimed at greater competition, financial inclusion and transparency in the provision of payment services; and
●	regulate the collection of fees, commissions or other consideration for payment services, including those charged among members of the same payment arrangement.

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

Form 20-F | 2022	148

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

Working in close collaboration with CVM and the Central Bank of Brazil, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

●	conducting market surveillance – BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;
●	auditing – BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;
●	imposing punitive processes and other enforcement actions – when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into Terms of Commitment (termo de compromisso) with the accused;
●	providing compensation for loss – BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (MRP), which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and

Form 20-F | 2022	149

●	facilitating market development – BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

APIMEC

APIMEC is a private self-regulatory association authorized by CVM to perform the certification and self-regulation of securities analysts (both individuals and legal entities), establishing rules, procedures and best practices that must be complied with by them in the performance of their activities.

Other Rules

Prudential Framework and Limits of Exposure

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

In accordance with the Basel Committee principles, other relevant prudential rules applicable financial institutions are CMN Resolution No. 4,955 and 4,958 CMN Resolution both of October 21, 2021 (“CMN Resolution No. 4,955/21” and “CMN Resolution No. 4,958/21”), which consolidated the methodology for determining the reference equity, as well as minimum requirements for Tier I Capital and Core Capital and the ACP (as defined below).

According to CMN Resolution Nos. 4,955/21 and 4,958/21, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets (“RWAs”). For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Central Bank of Brazil, is the sum of three items:

●	Common Equity Tier 1: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.
●	Additional Tier 1 Capital: consists of instruments of a perpetual nature that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I Capital.
●	Tier 2 Capital: consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

Form 20-F | 2022	150

In accordance with applicable Brazilian regulations, we must maintain our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements established at all times. In connection with its licensing process, Nu Financeira has undertaken the commitment before the Central Bank of Brazil to operate with a Basel Committee minimum capital adequacy ratio of 14.0% until 2023, which is a higher capital ratio than the 11.0% applicable to most other financial institutions operating in Brazil. Such commitment was revoked on July 15, 2022, provided that Nu Financeira continues to comply with the provisions of CMN Resolution No. 4,958/21. Nu Financeira is currently subject to a minimum capital adequacy ratio of 10.5%, in line with the capital ratio applicable to most financial institutions operating in Brazil. As a result, our competitors who are not subject to similar regulatory requirements may be able to offer products and services at lower costs, which could put pressure on the pricing and terms that we offer and, as a result, our profit margins.

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

Capital Requirements for Operational Risks

The Central Bank of Brazil released in November, 2022 Public Consultation No. 94 (“ECP 94”), with drafts of rules to incorporate international Basel III rules of capital requirements for operational risks according to the standardized approach (SA). The draft regulation reflected documents OPE 10 and OPE 25, Calculation of RWA for operational risk: definitions and application and standardized approach released by the Bank for International Settlements.

Form 20-F | 2022	151

The new standardized approach intends to replace the basic indicator approach (BIA), the alternative standardized approach (ASA) and simplified alternative standardized approach (ASA 2) set forth in Circular No. 3,640/2013, aiming to standardize the operational capital requirement calculation to all institutions included in the S1 to S4 segments.

The proposed effectiveness for the new set of rules is January 1, 2024 and the term to submit comments to ECP 94 ended on March 6, 2023.

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
The current capital obligations will remain in effect until July 1, 2023, when they will be repealed due to the recent publication of a new prudential framework applicable to payment institutions. This framework includes Central Bank of Brazil Resolutions No. 197, 198, 199, 200, 201 and 202, all of March 11, 2022, which will enter into force as of July 1, 2023. The new set of rules is the result of Public Consultation No. 78 of November 2020 (“ECP 78/20”), which sought to harmonize the prudential treatment applicable to payment services.

With the new prudential framework in force, prudential conglomerates integrated by at least one institution that performs a payment service will now be classified into one of the following types:

●	Type 1: prudential conglomerate led by a financial institution
●	Type 2: prudential conglomerate led by a payment institution and not integrated by a financial institution or any other institution authorized to operate by the Central Bank of Brazil subject to the Banking Law or Law No. 10,194/01.
●	Type 3: prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank of Brazil subject to the Banking Law or Law No. 10,194/01.

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

Form 20-F | 2022	152

Furthermore, the new rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (which will be the case of the conglomerate led by Nu Pagamentos), recognizing the peculiarities of payment services and their different legal status, and give specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets (RWASP) was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, encompassing the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation.

With regard to prudential segmentation, this will now also apply to Type 3 conglomerates - as will be the case for the conglomerate led by Nu Pagamentos. Based on their size and complexity, Type 3 conglomerates will be classified between S2 and S5 and will comply with the prudential rules of the respective segment. As of the date of this annual report on Form 20-F, the conglomerate headed by Nu Pagamentos would be included in the S3 segment.

Type 2 conglomerates, as they present less complexity and risk, will be subject to simplified payments, simplified credit and simplified market components of their risk weighted assets, for the purposes of calculating regulatory capital. Type 1 conglomerates, on the other hand, will also have the RWASP component, with the exception of S1 institutions - in any case, these conglomerates will be subject to specific rules to be edited by the CMN.

The new requirements will be enforceable according to an implementation schedule. The new rules will take effect in July 2023, and full implementation will occur by January 2025. The Central Bank of Brazil expects that this will ensure sufficient time for institutions to adapt their internal controls and adjust their ownership structure.

Concurrently with Public Consultation No. 78/2020, the Central Bank of Brazil published Public Consultation No. 80, of November 2020 (“Public Consultation 80”), with the objective of introducing recommendations from the Basel Committee for Banking Supervision (“BCBS”) contained in the document “Basel III: Finalizing post-crisis reforms”, published in December 2017, which provides for proposals for regulatory approaches aimed at promoting and ensuring the stability and resilience of the financial system based on a more robust and granular prudential treatment of the main risk factors. As a result of Public Consultation 80, on May 12, 2022, the Central Bank of Brazil issued Resolution No. 229, which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or RWACPAD. The new prudential framework is more sensitive to credit risk, as Resolution No. 229 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. For example, in relation to residential real estate financing, instead of using a single risk weighting factor, the risk weighting factors under Resolution No. 229 vary based on objective parameters, allowing less risky exposures to credit risk to have lower capital requirements. These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the BCBS and integrate in the framework known as “Basel III” into the Brazilian banking and finance regulations. The recommendations of the BCBS aim to harmonize the prudential regulation adopted by its members. Resolution No. 229 will enter into effect on July 1, 2023 and will repeal Central Bank of Brazil Circular No. 3,644, of March 4, 2013.

As mentioned, with the edition of the new prudential rules we will become a Type 3 conglomerate. In this context, the conglomerate led by Nu Pagamentos would have been subject to a minimum regulatory capital of US$ 1 billion (R$ 5.3 billion) as of December 31, 2022, which would represent an increase of US$ 261 million (R$1.4 billion) compared to the requirements applicable jointly to Nu Pagamentos and Nu Financeira under current regulations.

Form 20-F | 2022	153

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

Among other measures, Resolution 96 eliminated the exhaustive list of minimum customer registration information for opening prepaid and postpaid payment accounts; each institution will now have discretion, subject to the Central Bank supervision, in order to determine what information it will require from the customer, depending on its profile. It also provided for new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

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

Interchange Fees

Interchange fees consist of the compensation received by a payment instrument in connection with a processed payment transaction. They are set by the payment scheme settler and vary according to some criteria, including type of payment instrument and classification of the merchant (MCC).

Since October 1, 2018 and until April 1, 2023, in the case of domestic purchase transactions carried out with debit cards (i.e., those issued under payment schemes of deposit accounts), the interchange fee was limited by Central Bank of Brazil Circular No. 3.887/2018, which sets forth the maximum limits of (i) 0.5% for the average interchange fee, weighted by the value of the transactions; and (ii) 0.8% as the maximum amount to be applied in any transaction. Corporate cards and non-present transactions were excluded from the scope of the rule.

On September 26, 2022 the Central Bank of Brazil issued Resolution No. 246, effective as of April 1, 2023, which establishes limits to the interchange fee and settlement period for debit and prepaid cards (i.e., those issued under payment schemes of prepaid payment accounts, such as the prepaid cards issued by Nu Pagamentos), after receiving comments from the market as a result of Public Consultation No. 89, launched on October 8, 2021.

Resolution No. 246, among other matters, imposes a maximum limit for the interchange fee levied on (a) all prepaid card transactions in Brazil to 0.7%; and (b) all debit card transactions to 0.5% which will impact our revenues from fee and commission income. Previously, prepaid card issuers were not subject to any interchange fees.

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

Form 20-F | 2022	154

On November 25, 2021, the CMN also issued Resolution No. 4,968, or “CMN Resolution No. 4,968/21”, which repealed, as of January 1, 2022, the previous CMN Resolution No. 2,554, of September 24, 1998, or “CMN Resolution No. 2,554/98”.

According to a statement released by CMN, CMN Resolution No. 2,554/98 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of this international document. In this context, with the enactment of CMN Resolution No. 4,968/21, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control - Integrated Framework, of 2013.

In addition, CMN Resolution No. 4,968/21 also sought to enhance the responsibilities attributed to the senior management of financial institutions, especially to the board of directors, as well as to detail the responsibilities of the executive office. Furthermore, CMN Resolution 4,968/21 provides that financial institutions must designate an officer responsible for internal controls matters (who may perform other duties within the institution, as long as there is no conflict of interest). The obligation to appoint this new officer came into force on January 1, 2023.

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

The Central Bank of Brazil is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervener or liquidator, or in the authorization of specific acts set forth by law. The Central Bank of Brazil is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

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

Form 20-F | 2022	155

●	due to mismanagement, the institution has suffered losses leaving creditors at risk;
●	the institution has consistently violated Brazilian banking laws or regulations; and
●	such intervention constitutes a viable alternative to the liquidation of the institution.

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

RAET

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

Form 20-F | 2022	156

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

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of the Brazilian Federal Law No. 11,101/05, in the event of extrajudicial liquidation or bankruptcy of a financial or payment institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro-rata basis in the following order:

●	labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;
●	secured claims up to the encumbered asset value;
●	tax claims, regardless of their nature and commencement of time, except tax penalties;
●	claims with special privileges;
●	claims with general privileges;
●	unsecured claims;
●	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and
●	subordinated claims.

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

Form 20-F | 2022	157

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

On July 27, 2021, the Central Bank of Brazil published Resolution No. 119, which provided for specific amendments to Circular No. 3,978/20. This regulation came into force on September 1, 2021.

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

Form 20-F | 2022	158

Along the same lines, Resolution No. 50 of August 31, 2021 issued by CVM, which came into force on October 1, 2021, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls, also taking a risk-based approach, in accordance with previously and expressly established procedures to confirm the registration information of its customers, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions. These entities are also required to establish policies of anti-money laundering, terrorism financing and the financing of the proliferation of mass destruction weapons (PLD/FTP), of internal risk assessment and of internal rules, procedures and controls. Moreover, along the same lines of the provisions of the regulations of the Central Bank of Brazil, such entities shall also identify and closely monitor the business relations maintained with politically exposed persons.

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

Fraud prevention in the provision of payment services

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

Form 20-F | 2022	159

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

Transactions with Related Parties

The Banking Law (paragraph 4, article 34), as amended by Law No. 13,506 of November 13, 2017, or “Law No. 13,506,” restricts financial institutions from conducting credit transactions with related parties. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, or “CMN Resolution No. 4,693,” the following persons are considered related parties of a financial institution for the purpose of such restriction:

1.	its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;
2.	its officers and members of statutory or contractual bodies;
3.	spouses, partners and blood relatives up to the second degree of individuals specified in items 1 and 2;
4.	its individual shareholders with stakes equal to or greater than 15% in its capital; and
5.	its legal entities:
(i)	with stakes equal to or greater than 15% in the financial institutions’ corporate capital;
(ii)	in which capital, directly or indirectly, the financial institution holds stakes equal to or greater than 15%;
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

Form 20-F | 2022	160

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

Law No. 13,506 is noteworthy, as it:

●	sets fines imposed by the Central Bank of Brazil of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;
●	limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;
●	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;
●	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;
●	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;
●	defines the scope of the Central Bank of Brazil’s regulatory authority;
●	prohibits the offending institutions themselves from participating in the markets;
●	provides for a penalty of “public admonition” in place of “warning”, imposed by the Central Bank of Brazil;
●	empowers the Central Bank of Brazil to enter into cease-and-desist commitments;
●	empowers the Central Bank of Brazil and the CVM to enter into administrative agreements;
●	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and
●	redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors:

Form 20-F | 2022	161

●	gains obtained or attempted to be gained by the offender;
●	economic capability to comply;
●	severity of the offense;
●	actual losses;
●	any recurrence of the offense; and
●	the offender’s cooperativeness with the investigation.

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

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No. 4,910 of May 27, 2021 as amended, (“CMN Resolution No. 4,910”) all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank of Brazil. After such auditors have issued opinions auditing the financial statement of a certain financial institution for up to five complete and consecutive fiscal years, the Auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. Central Bank of Brazil Resolution No. 130, of August 20, 2021, which entered into force on January 1, 2022, or “Resolution No. 130”, applicable to payment institutions, also contains provisions in this regard.

CMN Resolution No. 4,910 and Resolution No. 130, respectively, require financial institutions (and other institutions licensed to operate by the Central Bank of Brazil) and payment institutions to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they (1) are registered as a publicly-held company; (2) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (3) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Form 20-F | 2022	162

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

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029, of September 26, the execution of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Central Bank of Brazil. Following the enactment of Decree No. 10,029, the Central Bank of Brazil published, on January 22, 2020, Circular No. 3,977, generally recognized as an interest of the Brazilian government the foreign holding of equity or increase in equity interest in any financial institution headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of any local branch of foreign financial institutions.

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution No. 5,043 of November 25, 2022, financial institutions may only, directly or indirectly, hold equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Central Bank of Brazil and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement does not apply to (1) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Form 20-F | 2022	163

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution No. 4,970/21 (for financial institutions, such as Nu Financeira, Nu DTVM and NuInvest) and the provisions of Central Bank of Brazil Resolution No. 81, of March 24, 2021 (for payment institutions, such as Nu Pagamentos), (“ Resolution 81/21”) the change, transfer or modification of the control of financial or payment institutions authorized by the Central Bank of Brazil must be submitted to the prior approval of the Central Bank of Brazil in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, such acquisitions shall be notified to the Central Bank of Brazil, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case of any irregularities.

Open Finance

According to CMN and Central Bank of Brazil Joint Resolution No. 1, of May 4, 2020, Open Finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Central Bank of Brazil, at their customers’ discretion, through the opening and integration of their systems. Therefore, Open Finance is considered by the Central Bank of Brazil as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

Open Finance is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Central Bank of Brazil, which are still ongoing. Consequently, some of the applicable requirements and standards that will need to be complied with by Open Finance participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Central Bank of Brazil itself.

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

On August 12, 2020, the Central Bank of Brazil published Resolution No. 1, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or “SPI”, and the Pix. This arrangement requires that all financial and payment institutions authorized to operate by the Central Bank of Brazil and which have more than 500,000 active customer accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Pix.

Form 20-F | 2022	164

Law No. 14,268/21

On December 30, 2021, Law No. 14.286, or “New Foreign Exchange Law”, was published and entered into effect on December 31, 2022. Such law encompasses provisions regarding Brazilian capital abroad and foreign capital in the country.

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

The new legislation also consolidates more than 40 legal provisions issued over the last 100 years, which resulted in scattered commands and totaled more than 400 articles (many with archaic language). The new legislation is concise, with 29 articles and updated language, which will bring a higher level of legal certainty to the matters considered. Additionally, the New Foreign Exchange Law encourages the reduction of operational and legal structures of participants in the foreign exchange market, with more efficiency in the procedure of the operations and in the sending of information determined by the Central Bank of Brazil.

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

Finally, there are changes in the scope of the rules for transactions carried out by individuals, such as the permission to trade foreign currency between individuals on an occasional, non-professional basis, with a limit of up to US$ 500. Currently, this type of operation is forbidden. The amount which travelers, entering or leaving Brazil, must declare they have in cash was also increased to US$ 10,000, or its equivalent in other currencies.

In order to regulate the New Foreign Exchange Law, CMN issued Resolution No. 5,042, that came into force on December 31, 2022, and aimed at establishing general guidelines applicable to the foreign exchange transactions, and the Central Bank of Brazil issued Resolutions No. 277, 278, 279, 280 and 281 that came into force on December 31, 2022, except for Res. No. 277, that establishes rules for the inflow and outflow of Brazilian Reais and foreign currency and other matters, including the possibility of payment institutions to file for authorization to operate in the foreign exchange market. Resolution No. 277 is expected to come into force on July 1 2023.

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities, e-commerce and data protection, as well as tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965/14, as amended, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights of Internet users, and obligations relating to Internet service providers. This law exempts intermediary platforms from liability for user- generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

Form 20-F | 2022	165

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

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078/90, as amended, (Código de Defesa do Consumidor, or the “Consumer Protection Code”), which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Customer and User Relations

On October 18, 2021, the Central Bank of Brazil published Resolution No. 155, or “Resolution 155,” which sets forth rules and procedures regarding the relationship with customers and users of products and services by payment institutions authorized to operate by the Central Bank of Brazil. The new resolution became effective on October 1, 2022.

Resolution 155 establishes new rules mainly with the objective of ensuring a fair and equitable treatment at all stages of the relationship with provider institutions of financial services and payments, as well as a convergence of the providers interests with those of their consumers. CMN Resolution No. 4,949, entered into force on March 1, 2022 and we understand it is consistent with existing rules applicable to financial institutions.

Pursuant to Resolution BCB 155, payment institutions authorized to operate by the Central Bank of Brazil will also draft and implement an institutional policy for their relationship with customers. This new policy should consolidate guidelines, strategic objectives and organizational values so that its activities are guided by ethical principles, accountability, transparency and diligence. Furthermore, Resolution 155 provides that payment institutions authorized to operate by the Central Bank of Brazil shall appoint to said regulator the director responsible for compliance with the obligations provided for in Resolution 155.

Finally, Resolution 155 sets forth other obligations on payment institutions authorized to operate by the Central Bank of Brazil, such as observing transparency and suitability rules, which are aligned with the requirements already foreseen for financial institutions.

Form 20-F | 2022	166

Data Privacy and Protection

With regard to the compliance with data protection regulations, besides the Brazilian Federal Constitution, we are subject to the Brazilian Civil Rights Framework for the Internet, the Consumer Protection Code, Bank Secrecy Law and LGPD. We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

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

Form 20-F | 2022	167

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

Criminal liability for environmental crimes is subjective, which means that the offender will only be penalized if he or she acts with intent or guilt. The Environmental Crimes Law provides for the accountability of all those who, in any way, participate in the practice of crimes against the environment, each being penalized to the extent of their guilt. Such law also provides for liability in the criminal sphere for both individuals and legal entities, characterized if the offense is committed: (i) by decision of its legal or contractual representative, or of its management body; or (ii) in the interest or benefit of the legal entity it represents.

The liability of the legal entity does not exclude that of individuals, plaintiffs, co-authors or participants, which extends the liability of such acts to members of legal entities that participated in such decisions or omitted to do so, when they could avoid the damages arising therefrom.

Form 20-F | 2022	168

ESG aspects in financial institutions

On September 15, 2021, as a result of Public Consultation Nos. 85 and 86 of April, 2021, the CMN and the Central Bank of Brazil published resolutions that aim to improve disclosure, management and governance of social, environmental and climate risks by financial institutions, in line with the “Sustainability” pillar of the “BC# Agenda”.

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

Moreover, according to CMN Resolution No. 4,945, prudential conglomerates (segments S1, S2, S3, S4 and S5) are required to prepare and implement a Social, Environmental and Climate Responsibility Policy (PRSAC). Under PRSAC, financial institutions are expressly required to consider impacts, strategic objectives and business opportunities of the financial institution related to social, environmental and climate aspects. There was also a reduction in the PRSA review period, from five to three years.

Central Bank of Brazil Resolution 139 of September 15, 2021 regulates the preparation of the Report on Social, Environmental and Climate Risks and Opportunities (GRSAC Report) by financial institutions in Segments 1 (S1), 2 (S2), 3 (S3) and 4 (S4). Under the terms of the ECP itself, this Resolution seeks to address the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) at the national regulatory level. The GRSAC Report must be disclosed annually with a base date of December 31, observing a maximum period of 90 days counted as of December 31 and must be made available on the financial institution’s website for a period of five years.

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

Form 20-F | 2022	169

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

Other Countries

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Argentina, Germany and the United States. In particular, in Mexico, our products are offered by both a financial institution (subject to the Popular Savings and Credit Law) and a commercial entity. Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the CNBV. Mexican authorities have been reviewing the regulations applicable to financial entities (and enacted the Fintech Law in 2018) and closely supervise financial technology companies.

Furthermore in 2020, our subsidiary Nu Tecnologia entered into a purchase agreement for the acquisition of 100% of Akala, a Mexico-based financial cooperative association engaged in fundraising and financial services, inoperative since 2018 but with a valid “SOFIPO” license. The main characteristic of a SOFIPO-type license is to enable institutions to take deposits from customers, while having fewer assets and lower capital requirements compared to banks. In September 2021, we closed this acquisition and the CNBV approved the change of control of Akala. In Colombia, our credit card product is offered by a commercial entity that is subject to extensive regulation, including those governing consumer protection (namely Law No. 1,480 of 2011, Decree No. 1,074 of 2015 and the Sole Circular of the Industry and Trade Superintendence) and data protection (Law No. 1,581 of 2012). In addition, interest rates in Colombia are capped, as provided in the Colombian Commercial and Criminal Codes. Our activities in Colombia are subject to the supervision of the Industry and Trade Superintendence with regards to consumer relations, data protection and antitrust. Furthermore, the Colombian Financial Regulatory Unit, URF, has proposed various changes to financial regulations that may be implemented in the future and affect our Colombian operations.

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

Form 20-F | 2022	170

C.       Organizational Structure

Our group is currently composed of 40 entities, including Nu Holdings Ltd. and of our 39 subsidiaries, 18 of which are incorporated in Brazil, and the remainder of which are incorporated in other countries. None of our subsidiaries is licensed to operate as a bank. Our significant subsidiaries and a summary of their operations are as follows:

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

Nu Financeira S.A. – SCFI, or “Nu Financeira”

Nu Financeira, our 100%-owned indirect subsidiary organized in Brazil, was launched in February 2019 and offers personal loans as its main product. Nu Financeira is a regulated financial institution under Brazilian law authorized to operate in such capacity by the Central Bank of Brazil.

Nu México Financiera, S.A. de C.V., S.F.P. or “Nu Financiera”

Nu Financiera, our 99.9%-owned indirect subsidiary organized in Mexico, acquired in September 2021, is engaged in the issuance and administration of credit cards and payment transfers through a savings account. Nu Financiera is a regulated financial institution under Mexico law authorized to operate in such capacity by the CNBV.

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

A simplified organizational chart showing our corporate structure is set forth below.

Form 20-F | 2022	171

1.	Nu subsidiaries organized in Brazil consist of Internet - Fundo de Investimento em Participações Multiestratégia, Nu Pagamentos S.A. – Instituição de Pagamento, Nu Asset Management Ltda., NuPay for Business Instituição de Pagamento Ltda., Nu Brasil Tecnologia Ltda., Nu Brasil Serviços Ltda., Nu Crypto Ltda., NuCommerce Ltda., Nu Canais Ltda., Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, Nu Distribuidora de Títulos e Valores Mobiliarios Ltda., Nu Invest Corretora de Valores S.A., Vérios Gestão de Recursos S.A., Easynvest Gestão de Recursos Ltda., Nu Corretora de Seguros Ltda., Instituto Nu, Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI, Olivia AI do Brasil Participações Ltda. and Olivia AI do Brasil - Instituição de Pagamento Ltda.
2.	Nu subsidiaries organized in Colombia consist of Nu Colombia S.A. and Nu Colombia Compañía de Financiamiento S.A.
3.	Nu subsidiaries organized in Mexico consist of Nu BN México, S.A. de C.V., Nu BN Servicios México, S.A. de C.V., Nu BN Tecnologia, S.A. de C.V and Nu México Financiera, S.A. de C.V., SOFIPO.
4.	Nu subsidiaries organized in Argentina consist of Nu Argentina S.A. (Company in dissolution and Liquidation process)
5.	Nu subsidiaries organized in Germany consist of Nu Finanztechnologie GmbH.
6.	Nu subsidiaries organized in Uruguay consist of Nu Tecnologia S.A. and NUPLAT, S.A.
7.	Nu subsidiaries organized in the United States consist of Nu 1-B LLC, Nu 2-B LLC, Nu 3-B LLC, Nu 1-A LLC, Nu 2-A LLC, Nu 3-A LLC, Nu Payments LLC, Nu MX LLC, Nu North America, Inc (Former Cognitect), and Olivia AI Inc.
8.	Other Nu subsidiaries consist of Nu Cayman Ltd., organized in the Cayman Islands.

For more details about our organization structure please refer to see “Item 4. Information on the Company—A. History and development of the company” and note 3 – Basis of consolidation to our consolidated financial statements.

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

Form 20-F | 2022	172

As of December 31, 2022, we did not own any Brazil-issued patents or copyrights. However, we filed a patent application on May 10, 2021 for the ultraviolet card feature before the United States Patent and Trademark Office (“USPTO”) and the Patent Cooperation Treaty system, which was granted by the USPTO on January 25, 2022. Moreover, on May 11, 2022, we filed a patent application for NuTap, a feature that allows the merchant to receive the payment from their phone instead of using a bank card machine before the USPTO, which is still analyzing our request. Also, we own a number of trademarks including Nu, NUBANK and its variations, and other valuable trademarks and designs covering various brands, products and services, including the credit card, the account, insurance and other services provided by Nu. We also own a number of domain names registered in Brazil, including “nubank.com.br” and “nu.com.br”, and abroad such as “nu.com.mx” and “nu.com.co”.

As of December 31, 2022, our application to register the trademark “Nu” in the United States is pending approval by the relevant authority. We have already obtained registration in class 36 in the United States for the trademark “NUBANK”.

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

Properties

Our operational headquarters are located in the city of São Paulo, state of São Paulo, Brazil, which includes the majority of our product development, sales, marketing, and business operations. Our principal executive offices consist of approximately 111,912 square feet of space under a lease that expires in September 2023. We also have leased offices in several other locations, including offshore in Mexico, Colombia, Germany and the United States, and believe our facilities are sufficient for our current needs. The table below sets forth additional information regarding our offices in each country as of December 31, 2022:

Name	Location	Type	Ownership	Size(in sq. feet)
HQ1	São Paulo, Brazil	Office	Leased	111,912
HQ2	São Paulo, Brazil	Office	Leased	58,364
HQ3, Casinha	São Paulo, Brazil	Warehouse	Leased	4,299
NuInvest	São Paulo, Brazil	Office	Leased	36,189
Spark, Vila Leopoldina	São Paulo, Brazil	Office	Leased	99,868
Spin Pay Campinas Coworking	São Paulo, Brazil	Office	Leased	582,00
Salvador	Salvador, Brazil	Office	Leased	25,407
Mexico – Main Office	CDMX, Mexico	Office	Subleased	16,211
Mexico – SPEI 1 Coworking	CDMX, Mexico	Office	Leased	258
Mexico – SPEI 2 Coworking	Querétaro, Mexico	Office	Leased	108
Mexico – Work Polanco	CDMX, Mexico	Office	Leased	95,917
Spaces 80 Coworking	Bogota, Colombia	Office	Leased	1,658
Knotel Coworking	Berlin, Germany	Office	Leased	5,705
Cognitect	Durham, USA	Office	Leased	3,778
Total				459,674

Form 20-F | 2022	173

As of December 31, 2022, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in São Paulo, Brazil, and different locations in the United States. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Item 4A. Unresolved staff comments

Not applicable.

Form 20-F | 2022	174

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

The selected statements of financial position as of December 31, 2022 and 2021 and the selected statements of profit or loss for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

Statement of Profit or Loss Data

	For the Years Ended December 31,
	2022	2021	2020
	(in US$ millions, except amounts per share)
Interest income and gains (losses) on financial instruments	3,555.2	1,046.7	382.9
Fee and commission income	1,237.0	651.3	354.2
Total revenue	4,792.2	1,698.0	737.1
Interest and other financial expenses	(1,547.9)	(367.4)	(113.9)
Transactional expenses	(176.4)	(117.1)	(126.8)
Credit loss allowance expenses	(1,404.9)	(480.6)	(169.5)
Total cost of financial and transactional services provided	(3,129.2)	(965.1)	(410.2)
Gross profit	1,663.0	732.9	326.9
Operating Expenses
Customer support and operations	(335.4)	(190.5)	(124.0)
General and administrative expenses G&A	(1,333.3)	(628.9)	(266.0)
G&A - Contingent share award (CSA) termination	(355.6)	-	-
G&A - Other	(977.7)	(628.9)	(266.0)
Marketing expenses	(152.9)	(79.6)	(19.4)
Other income (expenses)	(150.3)	(4.1)	(9.5)
Total operating expenses	(1,971.9)	(903.1)	(418.9)
Finance costs – results with convertible instruments	—	—	(101.2)
Loss before income taxes	(308.9)	(170.2)	(193.2)
Income Taxes
Current taxes	(473.3)	(219.8)	(22.3)
Deferred taxes	417.6	224.7	44.0
Total income taxes	(55.7)	4.9	21.7
Loss for the year	(364.6)	(165.3)	(171.5)
Loss attributable to shareholders of the parent company	(364.5)	(165.0)	(171.5)
Loss attributable to non-controlling interest	(0.1)	(0.3)	—
Loss Per Share
Loss per share – Basic and Diluted (US$)	(0.08)	(0.10)	(0.13)

Form 20-F | 2022	175

Statement of Financial Position Data

	As of December 31,
	2022	2021
	(US$ millions)
Assets
Cash and cash equivalents	4,172.3	2,705.7
Financial assets at fair value through profit or loss	133.6	918.4
Securities	91.8	816.0
Derivative financial instruments	41.5	101.3
Collateral for credit card operations	0.3	1.1
Financial assets at fair value through other comprehensive income	9,947.1	8,163.4
Securities	9,947.1	8,163.4
Financial assets at amortized cost	13,684.5	6,982.8
Credit card receivables	8,233.1	4,780.5
Loans to customers	1,673.4	1,194.8
Compulsory deposits at central banks	2,778.0	938.7
Other receivables	521.7	50.3
Other financial assets	478.3	18.5
Customer crypto safeguarding asset	18.3	—
Other assets	541.9	232.9
Deferred tax assets	811.1	360.8
Right-of-use assets	19.0	6.4
Property, plant and equipment	27.5	14.1
Intangible assets	182.2	72.3
Goodwill	397.4	401.9
Total assets	29,934.9	19,858.7
Liabilities
Financial liabilities at fair value through profit or loss	218.2	102.4
Derivative financial instruments	9.5	87.3
Instruments eligible as capital	11.5	12.1
Repurchase agreements	197.2	3.0
Financial liabilities at amortized cost	23,448.9	14,706.7
Deposits	15,808.5	9,667.3
Payables to credit card network	7,054.8	4,882.2
Borrowings and financing	585.6	147.2
Securitized borrowings	—	10.0
Salaries, allowances and social security contributions	90.6	97.9
Tax liabilities	511.0	241.2
Lease liabilities	20.4	7.6
Provision for lawsuits and administrative proceedings	17.9	18.1
Deferred income	41.7	30.7
Deferred tax liabilities	41.1	29.3
Customer crypto safeguarding liability	18.3	—
Other liabilities	636.0	182.3
Total liabilities	25,044.1	15,416.2
Equity
Share capital	0.1	0.1
Share premium reserve	4,963.8	4,678.6
Accumulated gains (losses)	64.6	(128.4)
Other comprehensive income (loss)	(137.7)	(109.2)
Equity attributable to shareholders of the parent company	4,890.8	4,441.0
Equity attributable to non-controlling interest	—	1.5
Total equity	4,890.8	4,442.5
Total liabilities and equity	29,934.9	19,858.7

Form 20-F | 2022	176

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives.

In 2013, we chose to begin our journey by disrupting the financial services market in Latin America, starting in Brazil, followed by Mexico and Colombia, whose market value we estimate to reach approximately US$1 trillion by 2025. This opportunity includes approximately 650 million people in Latin America according to the World Bank’s latest report, with 2021 data, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or completely unbanked.

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

Welcome to Nu

We believe that Nu is one of the world’s largest digital banking platforms, and one of the leading technology companies in the world, with 74.6 million customers across Brazil, Mexico and Colombia as of December 31, 2022. We are building our business based on four core principles: (1) a highly curated customer-centric culture that permeates everything we do; (2) the prioritization of human-centric design across all of our mobile apps, products, services and interactions to create extraordinary customer experiences; (3) the development of advanced proprietary technologies built from the ground up by some of the best talent from around the world; and (4) the utilization and optimization of data science and powerful proprietary models that support every aspect of our business. We combine these to create a self-reinforcing business model that we believe enables us to serve our ecosystem of customers and partners more effectively as we grow, to generate significant impact to our stakeholders and sustainable competitive advantages in the marketplace.

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

As of December 31, 2022, we served a broad customer base of 72.1 million individual consumers and almost 2.5 million small and medium-sized enterprises, or “SMEs.” Our customer base is well diversified across various demographic measures, such as income, age and geographical dispersion, and relatively in line with the overall adult populations of our markets, although we believe our customers are generally younger than those of incumbent financial institutions. Based on internal data, 54% of Nubank’s customers in Brazil were under 35 years old, as of December 31, 2022, compared to 30% for traditional banks, according to an analysis by Oliver Wyman, as of October 31, 2021. In addition, 77% of our customers were under 45 years old, compared to 52% for incumbent banks. Our young and growing customer base provides us with significant opportunities to grow with our customers who are in the early stages of their financial journeys. For example, our younger customers (ages 20-24 years old) are expected to grow their real income by about 70% over the next ten years (based on a comparison of our younger customers’ income to the income reported by our customers who are between 30-34 years old), and we believe we are well positioned to serve their needs as they accumulate wealth, increase spending and reach life milestones that expand their financial needs.

Form 20-F | 2022	177

In the year ended December 31, 2022, we reported total revenue of US$4.8 billion, an increase of 182.2% compared to US$1.7 billion in the year ended December 31, 2021 (or an increase of 167.5% compared to US$1.8 billion on an FX Neutral basis). In the year ended December 31, 2022, we reported gross profit of US$1.663.0 million, an increase of 126.9% compared to US$732.9 million in the year ended December 31, 2021 (or an increase of 115.1%, compared to US$773.2 million on an FX Neutral basis).

In the year ended December 31, 2021, we reported total revenue of US$1.7 billion (or US$1.8 billion on an FX Neutral basis), an increase of 130.4% compared to US$737.1 million in the year ended December 31, 2020 (or an increase of 138.0% compared to US$752.6 million on an FX Neutral basis). In the year ended December 31, 2021, we reported gross profit of US$732.9 million (or US$773.2 million on an FX Neutral basis), an increase of 124.2% compared to US$326.9 million in the year ended December 31, 2020 (or an increase of 131.6%, compared to US$333.8 million on an FX Neutral basis). For more information, see “—Key Business Metrics” and “—Results of Operations.”

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

Our model benefits from low costs across four dimensions:

Low Cost to Acquire—We acquired approximately 70%-80% of our customers organically on average per year since our inception, either through word-of-mouth or a direct unpaid referral from an existing customer without incurring direct marketing expenses. As a result, our customer acquisition costs are low. Our CAC for the year ended December 31, 2022 was US$6.5 per customer (of which paid marketing accounted for approximately 31%), compared to US$5.4 per customer for the year ended December 31, 2021 (of which paid marketing accounted for approximately 23%), all on a FX Neutral basis. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world. Our CAC includes: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing.

Low Cost to Serve—Our all-digital, cloud-based platform is low cost, highly efficient and scalable. As a result, we estimate that our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbent financial institutions in Brazil, based on their publicly available financial statements. These institutions are burdened by their large physical branch networks and high employee to customer ratios. In Brazil, incumbent banks had, on average, one employee per 1,000 customers (according to publicly available data), one-ninth of our ratio of customers per employee, which was one employee per approximately 9,400 customers as of December 31, 2022.

Form 20-F | 2022	178

Low Cost of Risk—As we have scaled, we have leveraged our growing pool of proprietary data and our NuX credit engine to underwrite customers more effectively, lower fraud rates and lower our overall cost of risk. Credit limits are optimized at a consumer level using our credit underwriting engine that balances the expected marginal revenue and expected marginal loss associated with incremental limits, including the undrawn portion of credit lines, under a worsening economic scenario. In addition, we pursue a “low and grow” strategy with credit limits: we grant lower limits to new customers who we assess as higher risk and then increase those limits selectively based on a positive usage and repayment track record. As of December 31, 2022, we had a 15-90 days late delinquency rate of 3.7% and a 90+ days late delinquency rate of 5.2%. These values are below the Brazilian industry average of 3.9% and 7.8%, respectively, according to our analysis of data from the Central Bank of Brazil. In the first half of 2020, the beginning of the COVID-19 pandemic, we saw a temporary increase in our delinquency levels, in line with market trends. By the end of 2020, also in line with market trends, our levels had improved relative to our own pre-COVID-19 delinquency levels, driven primarily by COVID-19 related government assistance to consumers and increased consumer saving rates. For additional information on portfolio risk quality distribution and ECL movements, see Notes 13 and 14 to our annual consolidated financial statements.

Low Cost of Funding—As a result of the trust our customers have in us and our growing relevance in our customers’ primary banking relationship we have amassed a large and growing pool of customer deposits since the introduction of our NuAccount in 2017, which has supported our funding needs and reduced our funding costs over time. As of December 31, 2022, we had US$15.8 billion of deposits, all of which were acquired directly, without the use of third-party brokers or intermediaries. For more information on our definition and measurement of primary banking relationship, see “—Factors Affecting Our Performance—Our ability to increase transactions and expand revenue from existing customers.”

We earn revenue from two main sources:

Interest Income and Gains (Losses) on Financial Instruments—We earn interest income from the interest that we charge on revolving and refinanced credit card balances, purchased credit card receivables and personal loans, as well as the interest we earn on our cash. We invest our cash primarily in government bonds that have been highly liquid, and we recognize gains or losses related to fair value changes in these instruments. For the years ended December 31, 2022 and 2021, interest income and gains (losses) on financial instruments represented 74.2% and 61.6% of total revenue, respectively. The size of our interest-bearing portfolio was US$4.0 billion as of December 31, 2022 and US$2.0 billion as of December 31, 2021, and we earned US$3.6 billion of interest income and gains (losses) of financial instruments for the year ended December 31, 2022 and US$1.0 billion for the year ended December 31, 2021.

Form 20-F | 2022	179

Fees and Commission Income—Our fees and commission income are closely correlated to the usage of our products. The majority of our fee-based revenue comes from interchange fees which we earn when our customers make purchases using our cards in credit or debit purchases. These fees are set by Mastercard and paid by the merchants who accept our cards. As a result, our customers do not pay these fees, and we are able to offer a core credit card with no annual fees. Fees earned on credit card purchases are higher than those earned on debit purchases and both vary across the geographies we operate in. In addition, we earn revenue from customer subscriptions to our loyalty programs, late payment fees, prepaid mobile phone top-ups, and commissions from our partners for the distribution of certain financial products and services such as investments (brokerage and asset management), insurance and international remittance as well as sales on our marketplace. For the year ended December 31, 2022 and 2021, fee and commission income represented 25.8% and 38.4% of total revenue, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs” for a discussion of regulatory changes that could cap our interchange fees from prepaid card transactions and debit card transactions, from April 1, 2023 and negatively impact our revenue.

Our Advantaged Unit Economics

The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance, which we believe provides us with several competitive advantages that include: (1) increasing revenue per customer; (2) high customer engagement; and (3) low customer churn.

The chart below measures the cumulative contribution margin per customer for our customers in Brazil less the customer acquisition costs to acquire those customers across monthly cohorts from the first quarter of 2018 to the fourth quarter of 2022. We define contribution margin as the sum of revenue from our credit card, personal lending and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue. Our customer acquisition costs consist of printing and shipping of cards, credit data costs (primarily consisting of credit bureau costs) and paid marketing. We look at this data all on a per customer level based on the number of customers acquired in the initial quarter and use this number of customers throughout the period of analysis. To calculate the amounts included in the chart below on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2022 (R$5.133 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

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

Form 20-F | 2022	180

Form 20-F | 2022	181

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

	Years Ended December 31,
	2022	2021	2020
Customers Metrics
Number of customers (in millions)(1)	74.6	53.9	33.3
Number of customers growth(1)	38%	62%	66%
Monthly active customers (in millions)(2)	61.2	41.1	21.8
Activity rate(3)	82%	76%	66%
Customer Activity Metrics
Purchase volume (in US$ billions)(4)	81.0	43.8	22.5
Purchase volume growth (%)(4)	85%	95%	32%
Monthly average revenue per active customer (in US$)(5)	7.8	4.5	3.6
Monthly average cost to serve per active customer (in US$)(6)	0.8	0.8	1.2
FX Neutral
Purchase volume (in US$ billions)(4)	79.8	46.2	22.9
Purchase volume growth (%)(4)	73%	101%	74%
Monthly average revenue per active customer (in US$)(5)	7.8	4.7	3.7
Monthly average cost to serve per active customer (in US$)(6)	0.8	0.9	1.3
Customer Balances
Deposits (in US$ billions)	15.8	9.7	5.6
Deposits growth (%)(8)	64%	73%	107%
Interest-earning portfolio (in US$ billions)(7)	4.0	2.0	0.5
Interest-earning portfolio growth (%)(7)	95%	308%	21%
FX Neutral
Deposits (in US$ billions)(8)	15.8	10.2	5.5
Deposits growth (%)(8)	55%	86%	162%(14)

Form 20-F | 2022	182

	Years Ended December 31,
	2022	2021	2020
Interest-earning portfolio (in US$ billions)(7)	4.0	2.2	0.5
Interest-earning portfolio growth (%)(7)	85%	348%	67%(14)
Company Financial Metrics
Revenue (in US$ millions)	4,792.2	1,698.0	737.1
Revenue growth (%)	182%	130%	20%
Gross profit (in US$ millions)	1,663.0	732.9	326.9
Gross profit margin (%)	34.7%	43.2%	44.3%
Credit loss allowance expenses / credit portfolio (%)(9)	12.5%	7.3%	5.1%
Loss (in US$ millions)	(364.6)	(165.3)	(171.5)
Adjusted Net Income (Loss) (in US$ millions)(10)	204.1	6.6	(26.8)
FX Neutral
Revenue (in US$ millions)(11)	4,792.2	1,791.4	752.6
Revenue growth (%)(11)	168%	138%	60%(14)
Gross profit (in US$ millions)(12)	1,663.0	773.2	333.8
Gross profit margin (%)	34.7%	43.2%	44.3%
Loss (in US$ millions)(13)	(364.6)	(174.4)	(197.3)
Adjusted Net Income (Loss) (in US$ millions)(10)	204.1	6.9	(27.4)

(1)	Customer is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or that voluntarily closed their account.

(2) Monthly active customers are defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement date.

(3)	Activity rate is defined as active customers divided by the total number of customers as of a specific date.
(4)	Purchase volume is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as Pix, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers. Purchase volume and purchase volume growth are presented on an FX Neutral basis to eliminate the effect of foreign exchange, or “FX” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures— FX Neutral Measures” for additional information.
(5)	Monthly average revenue per active customer, or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly ARPAC is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

Form 20-F | 2022	183

(6)	Monthly average cost to serve per active customer is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly average cost to serve per active customer is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(7)	Interest-earning portfolio consists of receivables from credit card operations on which we are accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Interest-earning portfolio and interest-earning portfolio growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Interest-earning portfolio to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(8)	Deposits and deposits growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Deposits to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(9)	Credit loss allowance expenses / credit portfolio is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.
(10)	Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation, hedge of the tax effects on share-based compensation, expenses related to the termination of the 2021 Contingent Share Award (CSA), expenses related to the customer program (NuSócios), allocated tax effects on customer program (NuSócios) and finance costs related to results with convertible instruments for the year. Adjusted Net Income (Loss) is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our Adjusted Net Income (Loss) and our FX Neutral Adjusted Net Income (Loss) to their most directly comparable IFRS measures of income (loss) can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(11)	Revenue and revenue growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information – Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Revenue to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(12)	Gross profit is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral gross profit to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(13)	Loss is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral loss to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(14)	The 2020 growth number was calculated using the FX Neutral Deposits, the FX Neutral Interest-earning portfolio and the FX Neutral Revenue as of December 31, 2019 of US$2.1 billion, US$0.3 billion and US$0.5 billion respectively, which were calculated using the reported amount of Deposits, Interest-earning portfolio, and Revenue as of December 31, 2019 of US$2.7 billion, US$0.4 and US$0.6 billion and applying the methodology described in “Presentation of Financial and Other Information - FX Neutral Measures”.

Customers

Our total number of customers is an important measure of the reach and adoption of our products. We define our customers as individuals and SMEs that have opened accounts with us and do not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account.

Form 20-F | 2022	184

We reached 74.6 million customers as of December 31, 2022, an increase of 38% compared to 53.9 million customers as of December 31, 2021, resulting in a net addition of 20.7 million customers over the 12-month period, demonstrating the strength of our self-reinforcing model.

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

We reached 61.2 million monthly active customers as of December 31, 2022, an increase of 49% compared to 41.1 million monthly active customers as of December 31, 2021. Our activity rates as of December 31, 2022 and 2021 were 82% and 76%, respectively. The growth in the activity rate was driven by the introduction of additional products and the continued increase in the adoption of digital banking in the countries where we operate. Our activity rate is also affected by the mix of customers with our credit card product versus other products such as debit cards. Our credit card customers have consistently had higher activity rates given the expansionary nature of credit card expenditures, while our debit card customers in contrast have lower activity rates. When we introduced our debit card product in late 2018, this led to faster growth in the total number of customers compared to monthly active customers in 2019, while lowering our activity rate as such customers tend to have lower activity than credit card customers. Since then, our activity rate has increased as our customers have tended to use us more frequently across multiple products.

Form 20-F | 2022	185

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

PV reached US$81.0 billion in the year ended December 31, 2022, an increase of 85% compared to US$43.8 billion in the year ended December 31, 2021 (or increase of 73% compared to US$46.2 billion on an FX Neutral basis). For the year ended December 31, 2022, total interchange revenue was US$917.4 million, equivalent to 1.1% of PV over the year ended December 31, 2022.

PV grew faster than interchange revenue over the year ended December 31, 2022, driven primarily by a greater amount of debit card volume, which has a lower interchange rate than credit cards. Debit card volume increased more than credit card volume due to a 37% increase in NuAccounts, an increase in debit card activations for existing NuAccounts, and an increase in our overall promotion of our debit card product.

Our cohorts have generally increased their PV over time as our customers become more familiar with our products, bring more of their spend to our products, grow their wealth and benefit from larger credit lines from us. This can be seen when looking at the monthly average PV across our cohorts, where PV across cohorts increased in December 2022 compared to December 2021.

Form 20-F | 2022	186

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

Monthly ARPAC was US$7.8 for the year ended December 31, 2022. In comparison, Monthly ARPAC was US$4.5 for the year ended December 31, 2021, US$4.7 on an FX neutral basis.

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

Form 20-F | 2022	187

The above chart shows Monthly ARPAC for each quarterly cohort starting in the first quarter of 2017 on an FX Neutral basis. The introduction of our NuAccount in 2017 and its corresponding debit card in 2018 were important evolutions in our product set and had a noticeable impact across our key business metrics as they allowed us to accelerate our customer growth by serving a much wider spectrum of the population, including lower-income customers who would not have started off with a consumer credit product such as our credit card. Consequently, customers who join us by acquiring only a NuAccount typically generate lower initial revenue than customers who start off with multiple products, such as a credit card and a NuAccount. To calculate the amounts included in the chart above on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2022 (R$5.133 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

Our Monthly ARPAC has reached over US$20 between the fourth and fifth years for our quarterly cohorts in their most recent months shown above. Our cohorts have generally had increasing Monthly ARPAC over time, with nearly all cohorts having declined Monthly ARPAC during periods impacted by the COVID-19 pandemic where economic activity declined and when we reduced initial credit limits for new customers due to economic uncertainty. However, Monthly ARPAC has subsequently rebounded as economic activity has increased.

The above chart displays Monthly ARPAC for first quarter customer cohorts starting in 2017, for those customers active across our Credit Card, NuAccount and Personal Loans products as of December 31, 2022. The first quarter cohorts for 2017 to 2020 have Monthly ARPAC in the US$19 to over US$38 range, for the month of December 2022. Our Monthly ARPAC for customers in these cohorts has increased substantially in the last several months as we started to offer these customers access to our personal loans product in June 2020. Customers with personal loans accounted for 8.4% of our active customer base as of December 31, 2022. As we roll out our offering of consumer credit products, we expect an increasing proportion of our customers to adopt these products going forward.

Form 20-F | 2022	188

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

Our monthly average cost to serve per active customer on both an actual and an FX Neutral basis was US$0.8 for the year ended December 31, 2022. In comparison, our monthly average cost to serve per active customer was US$0.8 and US$1.2 for the years ended December 31, 2021 and 2020, respectively. On an FX Neutral basis, our monthly average cost to serve per active customer was US$0.9 and US$1.3 for the years ended December 31, 2021 and 2020, respectively. Our improvement in this metric was driven by continued economies of scale as we leveraged our highly scalable tech platform and continue to benefit from our investments in data and infrastructure.

Deposits

We track our deposits to assess the trust our customers place in us and because deposits are an important source of funding for our credit products. We define deposits as money held by our individual customers and our SME customers in our NuAccounts. Our deposit balance is currently from our Brazilian and Mexico customer base, and as we roll more products in Colombia we expect to capture deposits in this country as well. In December 2022, we expanded our portfolio in Mexico, launching a waitlist for a digital savings account “Cuenta Nu”, enabling local deposits and further supporting customer growth.

Deposits increased to US$15.8 billion as of December 31, 2022, an increase of 62.8% compared to US$9.7 billion as of December 31, 2021 (or an increase of 55.0% compared to US$10.2 billion as of December 31, 2021 on an FX Neutral basis). We believe our deposits are highly diversified as they come entirely from our Brazilian retail customer base. As of December 31, 2022, approximately 65% of our total customers in Brazil had deposits with us. Figures shown in the chart below are on an FX Neutral basis.

Form 20-F | 2022	189

Our deposit base has also proved to be highly resilient, as shown in the graph above, growing steadily over time, independent of the interest rate environment, more than covering our funding needs.

In July 2022, we started to pay interest on deposits at 100% of the Brazilian interbank deposit rate, but retroactively and only for amounts that remained on deposit for more than 30 days. We started to see the full impacts of these actions in the fourth quarter of 2022: our cost of funding improved to an all-time low of 78% of the interbank deposit rate in December, 2022, compared to 98% in December 2021 . We have seen no material impact of the deployment of Money Boxes or the changes in interest paid on our deposits inflows.

Interest-Earning Portfolio

We generate interest income from our interest-earning portfolio, interest on corporate cash (which we invest primarily in government bonds) and acquisition of credit card receivables from third party institutions. We define our interest-earning portfolio as revolving and refinanced credit card balances and personal loans. Our interest-earning portfolio consists of loans to customers and receivables from credit card operations on which we are accruing interest, gross of ECL allowance, as of the period end date.

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

New personal loans increased slightly and the overall portfolio balance grew during the fourth quarter of 2022. The pace of growth has been lower than that of credit cards, but with the ongoing performance of the book we expect this to accelerate over coming quarters. Credit card balances also continue to increase, driven by an increase in PV, primarily as a result of the addition of new customers.

As of December 31, 2022, our interest-earning portfolio (including credit card receivables and personal loans) increased to US$4.0 billion, an increase of 100% compared to US$2.0 billion as of December 31, 2021 (or an increase of 82% compared to US$2.2 million as of December 31, 2021, on an FX Neutral basis). Interest over acquired credit card receivables are accrued over a balance of US$521.7 million as of December 31, 2022, compared to US$50.3 million as of December 31, 2021.

As of December 31, 2021, our interest-earning portfolio increased to US$2.0 billion, an increase of 317% compared to US$488.7 million as of December 31, 2020 (or an increase of 348% compared to US$481.1 million as of December 31, 2020, on an FX Neutral basis).

Factors Affecting Our Performance

Our ability to attract and retain monthly active customers

Our customers are the foundation of our business. We are focused on growing and retaining our customer base. We expect continued growth in monthly active customers driven by the high-quality experiences that we provide when they use our products, the result of which we believe is high affinity with our brand. Our existing customers are core to our marketing as word-of-mouth drives a large portion of new customers to us. Approximately 80%-90% of our customers were acquired organically on average per year since our inception either through word-of-mouth or direct unpaid referrals. This has reduced the need for us to incur significant marketing expenses.

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

Form 20-F | 2022	190

Our net churn has remained relatively low, averaging 0.2% per month in 2022, compared to 0.1% in 2021. We define net churn as the (i) sum of (a) customers who choose to cancel their accounts with us (voluntary churn) and (b) customers whose accounts are canceled proactively by us (involuntary churn) (ii) minus revivals, all divided by the number of customers as of the end of the respective period. We consider as revivals customers whose accounts were not valid in the previous month mainly due to fraud and delinquency, but to whom access was restored once the respective issue was addressed.

We believe that our recurring investments in technology and customer service combined with the compounding effects of our self-reinforcing model have resulted in high engagement rates for our active customers. We calculate customer engagement as the ratio of daily active customers (defined here as the number of Brazilian customers that within the day either opened our app or performed a card transaction) to monthly active customers (defined here as the number of Brazilian customers that within a trailing 28-day window either opened our app or performed a card transaction). In December 2022, the 28-day average of this ratio was 53.8%, an increase of 3.9 percentage points compared to 49.9% in December 2021. We believe this showcases engagement similar to leading social network platforms. This social network-like engagement combined with our FinTech monetization is one of the foundations of our powerful self-reinforcing model. The chart below shows the evolution of our customer engagement for the periods presented.

Our ability to increase transactions and expand revenue from existing customers

Our existing customers drive a significant portion of our growth, and we expect them to continue to drive more transactions and more PV as they grow their wealth, we get a greater share of their spend, we offer them higher credit lines, and as they increase adoption of our various products. Our existing customers have historically increased the number of transactions with us as evidenced by the number of transactions in a month per monthly active customer across our quarterly customer cohorts. There is a consistent increase over time, except for a reduction across our cohorts during periods impacted by the COVID-19 pandemic where economic activity declined. Our cohorts for PV and Monthly ARPAC show the same expansionary trend for both, as shown in “—Key Business Metrics.”

Form 20-F | 2022	191

Our goal is for Nu to become our customers’ primary banking account, and our customers are increasingly choosing Nu as their primary banking relationship as they become more comfortable with our products and user experience, increasing their usage of our products. We have become the primary banking relationship for over 58% of our active customers who had been with us for more than 12 months as of December 31, 2022. We define a primary banking relationship as a relationship in which an active customer has at least 50% of their monthly post-tax income (excluding self-transfers) moved out of their NuAccount in any given month. We measured the percentage of primary banking relationships for cohorts released in January 2017, 2018, 2019, 2020, 2021 and 2022.

Based on our analysis, we believe that (i) within each cohort, at least 50% of active customers have a primary banking relationship with Nu and (ii) each cohort reached the 50% threshold at progressively faster rates. For example, our January 2020 cohort reached the 50% threshold in 22 months, while our January 2021 and January 2022 cohorts reached this threshold in 11 months, as illustrated in the following chart.

We also measure the expansion from our existing customers by observing the total revenue generated by a cohort of customers over time. The below table shows the growth in total revenue generated by a customer cohort in the last twelve months (LTM) ended December 31, 2022, compared to the revenue generated in that cohort’s initial year. Each cohort represents customers who first joined Nu in a given year and revenue is indexed to the total revenue generated in that year from the cohort. For example, the 2017 cohort includes all customers who joined Nu between January 1, 2017 and December 31, 2017. This table shows that every cohort exhibits a net expansion in revenue from their initial year, with older cohorts expanding the most over multiple years. We look at this measure as a way to track the expansion, net of any churn, in our annual cohorts over time. We believe that even for our older cohorts, there are multiple expansion opportunities remaining.

Form 20-F | 2022	192

New products and adoption

We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences, and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and debit cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans, Pix, an in-app marketplace with partnerships with e-commerces, cryptocurrency trading (NuCrypto), auto and life insurance, among other products. We also added investments through the acquisition of NuInvest, having launched personalized investment tools (Money Boxes), and new “Buy Now Pay Later” solutions that allow customers to pay overtime in up to twelve installments on their credit and debit card purchases and banking payment slips (boletos). Our most important launches planned for 2023 include the expansion of our lending products in Brazil into secured lines, such as payroll deductible loans, and the launching of account deposits from customers in both Mexico and Colombia. We expect to launch further products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base. We have seen strong adoption of our new products over the past few years as evidenced across our cohorts. We expect our new products to provide additional avenues to acquire new customers as well as cross-sell within our existing customers as we continue to expect increased adoption of new products on a per customer basis.

The above chart shows the number of products per monthly active customer for each quarterly cohort starting in the first quarter of 2017. We define products per customer as the number of products used by active Brazilian customers divided by the total number of active Brazilian customers within that month. Our earliest cohorts, despite starting out with a single product, have adopted multiple new products as these have been introduced and have approximately three products as of December 31, 2022. Our latest cohorts are also starting out with close to three products in the first few months alone.

Form 20-F | 2022	193

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

Rapid growth of our consumer credit business and associated credit loss provisioning

As we continue to expand and enhance our credit offerings, we have seen PV grow significantly. Our customer-centric approach and mission to democratize access to financial services have helped us gain market share in a sector that was traditionally dominated by a handful of incumbents for decades. As a result, our share of the Brazilian card PV market (including credit, debit and prepaid) has risen steadily each year. In 2022, we represented 11.9% of the total card PV, compared to 8.7% in 2021, 5.7% in 2020 and 3.7% in 2019, according to data from ABECS.

Our credit provisioning model is an expected credit loss model, and front-loads credit loss recognition by provisioning for future expected credit losses, or “ECL,” as soon as a credit limit is granted or loan is extended. While we make these loan loss provisions at the time of loan initiation, we expect to generate revenue and credit losses from these credit card and personal loan customers over time, which negatively impacts our gross profit and gross profit margin in any period where we are adding customers.

Economies of scale resulting from our technological platform

Cloud-based platforms enable scalability and agility. Our systems are designed to accommodate an ever-growing pool of customers and a range of products. Being 100% cloud-based and having built our core platform from the ground up, our systems are highly scalable and we believe that there are opportunities to drive further efficiency. As we add each incremental product to our platform, we benefit from the existing data and infrastructure, providing a source of operating leverage, as evidenced by a decreasing trend in our monthly average cost to serve per active customer.

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

Form 20-F | 2022	194

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

However, we observed that our business was able to keep our strong growth momentum, especially in regards to:

●	Growth – we continued to increase our number of accounts consistently, partially driven by new customers from new demographics, as well as new customers wanting to receive governmental aid through our savings accounts and avoid the need to go to physical bank branches;
●	PV – we observed an aggregate debit card purchase volume increase in the period, partially due to growth in the number of accounts but also the wider adoption of cashless ways to make purchases.
●	Credit performance – in the short term, the reduction in purchase volumes, along with several economic support measures done by governments led to an artificial improvement of risk indicators such as NPLs. After the peak of the pandemic, with the immunization programs and the subsequent reopening, economic activity began to normalize. This normalization was also observed in risk indicators across the industry, throughout 2021 and 2022, reverting back to levels observed prior to the pandemic. We believe the normalization cycle after COVID has ended.
●	Deposits – we served as an important link between government aid and the population, which significantly increased our deposits balance.

Form 20-F | 2022	195

Macroeconomic environment

Our results of operations are subject to political and economic factors and their respective effects on the availability of funding resources, disposable income, employment rates and average wages. They are also affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in the countries we operate, each of which impacts the number and overall value of payment transactions. For instance, the increase in the overall wages and the number of employed people has positively affected purchasing volume. On the other hand, a high-interest rate scenario tends to make funding costs more expensive and the depreciation of Latin American currencies in 2022 and 2021 has also been disadvantageous, since our results are reported in U.S. dollars.

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, which countries accounted for over 60% of the population and 70% of the GDP in the region in 2022, according to their statistics bureaus. In 2022, these countries had populations of around 214 million, 129 million and 52 million, respectively, and recorded US$1.9 trillion, US$1.5 trillion and US$305 billion, respectively, GDP in 2022 - measured in current U.S. dollars. In the past years, important industries have consolidated their presence in the region and acquired scale, the most notable being financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. In most Latin American countries, an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Currently, the majority of our operations are located in Brazil, and we expanded our operations internationally to Mexico and Colombia in 2019 and 2020, respectively, because we believed they were very attractive markets that had some of the same characteristics and opportunities as those we had identified in Brazil. Nu has witnessed a 0.25% annual real GDP growth in Brazil, our core market, since its foundation, according to data from the World Bank for the period between 2013 and 2022.

We believe that Latin America has a large and vibrant consumer market. However, the recent economic instability in Latin America has contributed to a decline in market confidence in the economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through 2023.

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated, as well as GDP and unemployment rates for Mexico and Colombia:

Form 20-F | 2022	196

	For the Years Ended December 31,
	2022	2021	2020
	(in percentages, except as otherwise indicated)
Brazil
Real growth (contraction) in gross domestic product	2.9	5.0	(3.3)
Inflation (IGP-M)(1)	5.5	17.8	23.1
Inflation (IPCA)(2)	5.8	10.1	4.5
CDI interest rate (average)(3)	12.4	4.4	2.8
Period-end exchange rate – R$ per US$ 1.00(4)	5.218	5.581	5.197
Average exchange rate – R$ per US$ 1.00(4)	5.165	5.396	5.158
Appreciation (depreciation) of the real vs. the U.S. dollar in the period(5)	(6.5)	7.4	(22.4)
Unemployment rate(6)	7.9	11.1	13.9
Colombia
Real growth (contraction) in gross domestic product	7.5	11.0	(7.3)
Unemployment rate	10.3	11.1	13.2
Mexico
Real growth (contraction) in gross domestic product	3.1	4.7	(8.8)
Unemployment rate	3.0	3.8	4.4

Sources: FGV, IBGE, IPEA, Central Bank of Brazil, Bloomberg, DANE – Departamento Administrativo Nacional de Estadística, INEGI – Instituto Nacional de Estadística, Geografía e Informática and the Colombian Central Bank. All data is frequently revised by the reporting institutions.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	The CDI Rate, which is the interest rate, is an average of interbank overnight rates (certificado de depósito interbancário) in Brazil (measured as a daily average for the period).
(4)	Period-end exchange rate as of the last business day as reported by the Central Bank (PTAX). Average of the selling exchange rate of each business day of the period as reported by the Central Bank (PTAX).
(5)	Comparing the U.S. dollars to reais (US$/R$) closing selling exchange rate as reported by the Central Bank of Brazil at the end of the period’s last day to the day immediately prior to the first day of the period discussed.
(6)	Average unemployment rate for the period as measured by the IBGE.

Form 20-F | 2022	197

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

Acquisitions and new lines of business and other developments

●	On November 29, 2022, David Vélez, the Company’s Chief Executive Officer, informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award (CSA). As a result of the termination, a one-time, non-cash expense was recognized in the total amount of US$355.6 million due to the acceleration of the vesting, without any shares being issued due to the termination. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award (CSA). The termination did not impact cash flows and no shares were issued under this CSA. The 2021 Contingent Share Award (CSA) was granted on November 22, 2021 and its main terms were: (i) issuance of a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) issuance of a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$35.30 per share.
●	On September 15, 2022, the Company initiated the process with the Comissão de Valores Mobiliários (“CVM”) for the discontinuation of its Level III BDR Program. The process aims at maximizing efficiency and minimizing redundancies from being a publicly traded company in more than one jurisdiction. Please refer to “Item 9.—The offer and listing—C. Markets” for more details on our process of discontinuation of the level III BDR and cancellation of our registry as a foreign issuer in Brazil.
●	On January 3, 2022, we completed the acquisition of Olivia’s, a US-based data company with subsidiaries in Brazil specializing in applying machine learning and artificial intelligence solutions to retail banking. Olivia has a personal finance management mobile device application with over 100,000 customers as of November 2021, which we believe will further strengthen our open banking initiatives. The total purchase price was US$47 million, of which US$10.5 million was settled on the closing date in cash and the remainder is to be settled upon issuance of 3,909,449 class A ordinary shares on the first anniversary of the acquisition date, and the issuance of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by former shareholders and employees who became part of the Group following the closing. We are treating the share consideration estimated as US$37.2 million that could be issued as consideration for post-combination continued services, in the next 3 years, rendered to Nu by the former shareholders and employees who became our employees following the closing as compensation.

Form 20-F | 2022	198

●	In October 2021, we acquired Spin Pay, a Brazilian payments platform that has pioneered the development of instant payments solutions for online and offline merchants via Pix. As of August 31, 2021, Spin Pay had more than 220 merchants on its platform, connected to Spin Pay through commerce-enablement platforms such as VTEX and Shopify Plus, as well as directly through the Spin Pay API. We believe that the expertise and technology of Spin Pay will be instrumental in the development of our broader payment’s platform in Brazil. The total price was US$13.8 million, partially settled on the acquisition date and the remainder to be settled on the first and second anniversary of the acquisition date. In connection with Spin Pay’s acquisition, we issued 830,490 Class A ordinary shares (equivalent to US$6.3 million) upon closing of the transaction in October 2021, and could issue an aggregate of up to 1,796,826 shares on the first and second anniversaries of closing, and as consideration for post-combination services rendered to Nu by the former shareholders who became employees following the closing, which is considered as compensation and not a component of the purchase consideration transferred and will be expensed as services are rendered. In addition, we may pay up to US$10.9 million in cash as employee compensation which is contingent upon the achievement of certain milestones and services rendered by certain employees.
●	On September 10, 2020, our subsidiary Nu Financeira entered into an investment agreement for the acquisition of 100% of the Easynvest Companies investment platform, including Nu Invest Corretora de Valores S.A., or “NuInvest,” a leading direct-to-consumer digital investment platform in Brazil with 1.6 million customers. We closed this transaction on June 1, 2021, when control over the entities was transferred after obtaining approval for the acquisition by the CADE on October 27, 2020 and the Central Bank of Brazil on May 4, 2021. In 1999, the Easynvest Companies pioneered the offering of online access to the stock exchange in Brazil, and in 2016 it was the first company to provide access through a mobile app to the fixed-income market. On Easynvest Companies’ 100% digital platform, individual investors have access to a complete range of investments, including government bonds, private securities and investment funds, in addition to buying and selling stocks, options and futures. The company also provides financial education content through several digital channels. The aggregate purchase price was composed of US$451.5 million in cash, a portion of which was used by the former Easynvest shareholders to purchase 7.9 million of our Series F-2 preferred shares.
●	On July 23, 2020, we announced the acquisition of Nu North America Inc (former Cognitect) the U.S.-based software consultancy firm behind the Clojure programming language and the Datomic database. The purchase price was US$10.4 million paid in cash on the acquisition date. This transaction closed on August 4, 2020. As part of the related purchase agreement, we have also agreed to a contingent cash consideration of US$4 million and contingent share consideration of Class A ordinary shares payable in equal installments over a five-year period, commencing in August 2021, contingent on Cognitect’s former shareholders and employees continuing to provide services to us.

Form 20-F | 2022	199

●	Within the context of our initial public offering, to reward the trust and loyalty of our customers, we implemented an incentive and reward program, referred to commercially as “NuSócios” and in our registration statement on Form F-1 (File No. 333-260649 available at SEC, filed on December 9, 2021) as the “Customer Program,” that resulted in the delivery by one of our affiliates of sufficient funds for the subscription and payment of one BDR in the Brazilian offering to each Customer allocated in the Customer Program that expressly agreed to participate in the Customer Program. Customers who participated in the Customer Program received sufficient funds for the subscription and payment of one BDR each, which was equivalent to a total of approximately R$63.2 million (US$11.2 million), corresponded to the number of customers that opted-in to the Customer Program multiplied by the initial public offering price per BDR.

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

The FX Neutral measures for the years ended December 31, 2021, 2020 and 2019 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2021, 2020 and 2019 (R$5.415, R$5.240 and R$3.952, to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2022 (R$5.1325 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2022, 2021 and 2020, as reported by Bloomberg.

Form 20-F | 2022	200

	As reported					FX Neutral measures
	For the years ended December 31,			Percentage change (%)		For the years ended December 31,			Percentage change (%)
	2022	2021	2020	2022/ 2021	2021/ 2020	2022	2021	2020	2022/ 2021	2021/ 2020
Adjusted Net Income (Loss) (in US$ millions)

Profit (loss) attributable to shareholders of the parent company	(364.6)	(165.0)	(171.5)	121.0%	(3.8)%	(364.6)	(174.1)	(175.1)	109.4%	(0.6)%
Share-based compensation	282.5	225.4	56.3	25.3%	300.4%	282.5	237.8	57.5	18.8%	313.6%
Allocated tax effects on share-based compensation (1)	(73.4)	(60.0)	(12.8)	22.3%	368.8%	(73.4)	(63.3)	(13.1)	16.0%	383.2%
Hedge of the tax effects on share-based compensation	4.0	—	—	n.m.	n.m.	4.0	—	—	n.m.	n.m.
Contingent share award termination	355.6	—	—	n.m.	n.m.	355.6	—	—	n.m.	n.m.
Customer program ("NuSócios")	—	11.2	—	n.m.	n.m.	—	11.8	—	n.m.	n.m.
Allocated tax effects on customer program	—	(5.0)	—	n.m.	n.m.	—	(5.3)	—	n.m.	n.m.
Finance costs - results with convertible instruments	—	—	101.2	n.m.	n.m	—	—	103.3	n.m	n.m.
Adjusted Net Income (Loss) for the year	204.1	6.6	(26.8)	n.m.	(124.6)%	204.1	6.9	(27.4)	n.m.	(125.2)%
Other Key Business Metrics
Purchase volume (in US$ billions)	81.0	43.8	22.5	84.9%	94.8%	79.8	46.2	22.9	72.7%	101.3%
Monthly average revenue per active customer (in US$)	7.8	4.5	3.6	73.3%	24.3%	7.8	4.7	3.7	66.0%	28.5%
Monthly average cost to serve per active customer (in US$)	0.8	0.8	1.2	n.m.	(33.9)%	0.8	0.9	1.3	(11.1)%	(31.7)%
Revenue (in US$ millions)	4,792.2	1,698.0	737.1	182.2%	130.4%	4,792.2	1,791.4	752.6	167.5%	138.0%
Gross Profit (in US$ millions)	1,663.0	732.9	326.9	126.9%	124.4%	1,663.0	773.2	333.8	115.1%	131.6%

n.m. = not meaningful.

(1)	Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

Form 20-F | 2022	201

FX Neutral measures for deposits and interest-earning portfolio presented in this document were calculated by multiplying the as reported amounts as of December 31, 2021, 2020 and 2019 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$5.576, R$5.199 and R$4.030 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2022 (R$5.280 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2022. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

	As reported					FX Neutral measures
	As of December 31,			Percentage change (%)		As of December 31,			Percentage change (%)
	2022	2021	2020	2022/ 2021	2021/ 2020	2022	2021	2020	2022/ 2021	2021/ 2020
Deposits (in US$ billions)	15.8	9.7	5.6	63.5%	73.1%	15.8	10.2	5.5	54.9%	86.5%
Interest-earning portfolio (in US$ billions)	2.0	0.5	0.4	317.5%	20.7%	2.0	0.5	0.3	347.7%	55.8%

Form 20-F | 2022	202

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

●	Interchange fees. Represents fees to authorize and provide settlement on credit and debit card transactions processed through the Mastercard network and are determined as a percentage of the total payment processed. Interchange fees, net of rewards revenue, are recognized and measured upon recognition of the transaction with the interchange network, when the performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and depend on the segment of each merchant. Interchange income is withheld from the amount to be paid to third parties.
●	NuRewards revenue. Comprises revenue related to the NuRewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed. It is recorded in the statement of profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.
●	Late fees. Comprises fees charged when credit card bills are not paid by the due date by the relevant customer.
●	Recharge fees. Comprises the selling price of prepaid telephone credits to customers, net of acquisition costs.
●	Other fee and commission income. Mainly consists of: (i) brokerage commission income from third-party life insurance providers for sales made through our app, (ii) commission income from the issuance of boletos (banking payment slips), which is a printable document issued by merchants that is used to make payments in Brazil, (iii) fee income for cash withdrawals, and (iv) commission from partners for their sales made on our marketplace.

Form 20-F | 2022	203

●	Customer Program (NuSócios) represents the costs relating to the incentive and reward program for 7,557,679 customers that expressly agreed to participate in our Customer Program. The total amount of expenses of the program was US$11.2 million, based on R$8.36 price per BDR. Nu recognized the costs associated with the Customer Program arising from funding the subscription and payment of the BDRs for the customers who participated in the Customer Program as a reduction in revenue in the fourth quarter of 2021.

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

Transactional expenses

Transactional expenses include the costs related to data processing, payment scheme license fees, losses from chargeback relating to our credit and debit card transactions, expenses relating to our rewards program in order to fulfill the use of the points by customers, and other costs related to the connection to the payment systems in the countries that we operate. For further information on these costs, see note 6 to our audited consolidated financial statements. The most relevant transactional expenses are:

●	Banking payment slip costs, which comprise costs of the issuance of boletos (banking payment slips) by banks;
●	NuRewards expenses, which comprise the costs incurred to fulfill the redemption of rewards points by our customers;
●	Credit and debit card network costs, which are costs related to our payment scheme license, i.e., a fee paid to Mastercard to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties; and
●	Other transaction expenses, which are mainly related to financial services expenses such as fees over financial transactions, expenses with clearinghouses and operational losses such as chargebacks. Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event of a billing dispute between a cardholder and the other participant in the credit transaction process is resolved in favor of the customer. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargebacks or refunds from other participants, or if they refuse to or are unable to reimburse us for chargebacks or refunds due to closure, bankruptcy, or other circumstances, we bear the loss for the amounts paid to the cardholder.

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

Form 20-F | 2022	204

Gross profit

Gross profit consists of our total revenue minus total cost of financial and transactional services provided.

Operating expenses

Operating expenses are segregated into customer support and operations, general and administrative expenses, marketing expenses and other income (expenses).

Customer support and operations

Customer support and operations are represented by all the expenses incurred in our process of providing services to our customers, including :

●	Infrastructure and data processing costs include technology, software, and other related costs, primarily related to the cloud infrastructure used by us and other software used in providing services to our customers. These costs associated exclusively with customers’ transactions are presented as “customer support and operations.” Infrastructure and data processing costs also include costs associated with credit and debit card fees paid to Mastercard on a quarterly basis based on the number of active cards;
●	Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs that are not associated with the initial credit analysis of an applicant are presented as “customer support and operations;”
●	Customer services costs primarily include our costs associated with customer services provided by service providers. The costs that are not exclusively related to the acquisition of new customers are presented as “customer support and operations;”
●	Salaries and associated benefits expenses for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations” and
●	Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first card of a customer are initially recorded as “deferred expenses” assets included in “other assets” and then amortized. The amortization related to the first card of the customer is presented as “general and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “customer support and operations.”

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

Form 20-F | 2022	205

●	Share-based compensation corresponds to the cost of our share-based programs and awards issued;
●	Specialized services expenses comprise miscellaneous costs from service providers; and
●	Other personnel costs are related to expenses related to medical assistance, meal benefit, life insurance, transportation and other benefits provided to all employees, excluding the part allocated as customer support and operations, as stated above.
●	2021 Contingent share award (CSA) termination - On November 29, 2022 David Vélez, the Company’s Chief Executive Office, decided to terminate the 2021 Contingent Share Award. As a result of the termination, we recorded expenses of US$355.6 million in the year ended on December 31, 2022 due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share and expect to bring savings in the aggregate amount of US$ 355.6 million in the seven years following the termination date.

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

Our subsidiaries are subject to different income tax regimes and statutory rates. The table presents the statutory income tax rates in percentages for the main countries in which we operate:

Statutory income tax rates	2022	2021	2020
Brazil(1)	41%	45%	40%
Colombia	35%	31%	32%
Mexico	30%	30%	30%

(1)	Comprises Brazilian Social Contribution tax (Contribuição Social sobre o Lucro Líquido – CSLL) and Brazilian Income Tax (Imposto de Renda Pessoa Jurídica – IRPJ). In March 2021, the Social Contribution tax rate in Brazil increased 5 percentage points, thus the combined income tax rate was increased from 40% to 45% and was effective from July 1 to December 31, 2021 and mainly impacted Nu Pagamentos and Nu Financeira. In August 2022, the Social Contribution tax rate in Brazil increased 1 percentage point, thus the combined income tax rate was increased from 40% to 41%.

Form 20-F | 2022	206

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

Results of Operations

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth our statement of profit or loss data for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,		Variation (%)
	2022	2021
	(in US$ millions, except percentages)
Interest income and gains (losses) on financial instruments	3,555.2	1,046.7	239,7%
Fee and commission income	1,237.0	651.3	89.9%
Total revenue	4,792.2	1,698.0	182.2%
Interest and other financial expenses	(1,547.9)	(367.4)	321.3%
Transactional expenses	(176.4)	(117.1)	50.6%
Credit loss allowance expenses	(1,404.9)	(480.6)	192.3%
Total cost of financial and transactional services provided	(3,129.2)	(965.1)	224.2%
Gross profit	1,663.0	732.9	126.9%
Operating Expenses
Customer support and operations	(335.6)	(190.5)	76.1%
General and administrative expenses	(1,333.3)	(628.9)	112.0%
G&A - Contingent share award (CSA) termination	(355.6)	-–	n.m.
G&A - Other	(977.7)	(628.9)	55.5%
Marketing expenses	(152.9)	(79.6)	92.1%
Other income (expenses)	(150.3)	(4.1)	n.m.
Total operating expenses	(1,971.9)	(903.1)	118.3%
Loss before income taxes	(308.9)	(170.2)	81.5
Income Taxes
Current taxes	(473.3)	(219.8)	115.3%
Deferred taxes	417.6	224.7	85.8%
Total income taxes	(55.7)	4.819	n.m.
Loss for the year	(364.6)	(165.3)	120.6%

n.m. = not meaningful.

Form 20-F | 2022	207

Total revenue

Total revenue for the year ended December 31, 2022 was US$4,792.2 million, an increase of US$3,094.2 million, or 182.2%, from US$1,698.0 million for the year ended December 31, 2021, primarily attributable to a significant growth in 2022 in our revenue related to interchange fees (as total purchase volume grew 84% driven by debit volume growth of 117%), as well as interest income from our lending operations and credit cards. Contributing to this increase was the sustained rise in Brazil’s interest rates, from our lending operations and securities acquired with cash from deposits and from the IPO, which occurred at the end of 2021. The components of our total revenue are detailed below:

	For the Years Ended December 31,		Variation (%)
	2022	2021
Interest income – credit card [1]	1,014.9	357.8	183.7%
Interest income – lending	932.2	292.7	218.5%
Interest income – other assets at amortized cost	388.7	66.2	487.2%
Interest income - other receivables	161.0	17.3	830.6%
Interest income and gains (losses) on financial instruments at fair value	1,058.4	312.7	238.5%
Total interest income and gains (losses) on financial instruments	3,555.2	1,046.7	239.7%
Interchange fees	917.4	471.5	94.6%
Recharge fees	77.5	48.4	60.1%
Rewards revenue	22.4	26.9	(16.7)%
Late fees	104.5	50.0	109.0%
Other fee and commission income	115.2	65.7	75.3%
Customer program ("NuSócios")	—	(11.2)	n.m.
Total fee and commission income	1,237.0	651.3	89.9%
Total revenue	4,792.2	1,698.0	182.2%

n.m. = not meaningful.

[1] In 2022 we included a new line "Interest income – other receivables" to demonstrate the revenue generated with the acquisition of receivables revenue due to the fact that it has become more significant. Previously, it was presented in the line "Interest income – credit card". Numbers from December 31, 2021 and 2020 were updated for comparison purposes.

Form 20-F | 2022	208

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the year ended December 31, 2022 was US$3,555.2 million, an increase of US$2,508.5 million, or 239.7%, from US$1,046.7 million for the year ended December 31, 2021, primarily attributable to: (i) an increase in interest income from our loan portfolio (a US$639.5 million, or 218.5%, increase in interest income – lending) and credit card receivables (a US$657.1 million, or 183.7%, increase in interest income – credit card) reflecting the combined effect of the growth of our customer base of 38.4% in the year, reaching 74.6 million customers as of December 31, 2022 compared to 53.9 million customers as of December 31, 2021 and the increase in the CDI rate in 2022 (the CDI rate was an average of 12.4% p.a. compared to an average of 4.5% p.a. in 2021), (ii) an increase in interest income – other assets at amortized costs of 487.2%, or US$322.5 million, (iii) an increase in interest income - other receivables of US$143.7 or 830.6%, and (iv) an increase in interest income and gains (losses) on financial instruments at fair value of US$745.7 million, or 238.5%. The increases of item (ii), (iii) and (iv) were primarily attributable to the increase in the CDI rate in 2022 and the increase in financial assets, including both those measured at fair value through profit or loss and those measured at fair value through other comprehensive income. These financial assets presented an increase of US$998.9 million when comparing December 31, 2022 to December 31, 2021, due to the increase in deposits in 2022 that were invested in these assets.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2022 was US$1,237.0 million, an increase of US$585.7 million, or 89.9%, from US$651.3 million for the year ended December 31, 2021, primarily attributable to: (i) an increase of US$445.9 million or 94.6% in our interchange fees arising from the increased purchase volume with our credit and debit cards resulting from an increase in the number of clients, (ii) an increase of US$29.1 million or 60.1% in revenue resulting from recharge fees from the sale of mobile phone recharge credits also due to the growth of our customer base in 2022, (iii) an increase of US$49.5 million or 75.3% increase in other fee and commission income - as a result of greater purchase volume of credit card and debit card transactions as well as new products in the period - which were mainly caused by (a) an increase of US$15.9 million in debit card withdrawals by our customers, (b) an increase of US$9.2 million from FX spread revenue, (c) an increase of US$11.1 million in commissions from insurance and brokerage services, and (d) an increase of US$9.1 million in fees from banking payment slips and other financial processing costs.

Form 20-F | 2022	209

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2022 was US$3,129.2 million, an increase of US$2,164.1 million, or 224.2%, from US$965.1 million for the year ended December 31, 2021, as detailed below.

	For the Years Ended December 31,		Variation (%)
	2022	2021
Interest expense on deposits	(1,407.9)	(317.5)	343.4%
Other interest and similar expenses	(140.0)	(49.9)	180.6%
Interest and other financial expenses	(1,547.9)	(367.4)	321.3%
Banking payment slips costs	(34.0)	(36.1)	(5.8)%
Rewards expenses	(42.3)	(36.9)	14.6%
Credit and debit card network costs	(55.0)	(22.7)	142.3%
Other transactional expenses	(45.1)	(21.4)	110.7%
Total transactional expenses	(176.4)	(117.1)	50.6%
Credit loss allowance expenses	(1,404.9)	(480.6)	192.3%
Total cost of financial and transactional services provided	(3,129.2)	(965.1)	224.2%

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2022 were US$1,547.9 million, an increase of US$1,180.5 million, or 321.3%, from US$367.4 million for the year ended December 31, 2021, mainly attributable to an increase of US$1,090.4 million or 343.4% in interest expenses on deposits due to (i) the increase in the CDI rate in 2022 (the CDI rate was an average of 12.4% compared to an average of 4.5% in 2021) and (ii) an increase in the volume of deposits of US$6.1 billion, or 64.5%, as of December 31, 2022.

Transactional expenses. Transactional expenses for the year ended December 31, 2022 were US$176.4 million, an increase of US$59.3 million, or 50.6%, from US$117.1 million for the year ended December 31, 2021, primarily attributable to: (i) an increase of US$32.3 million or 142.3% in our credit and debit card network costs reflects the agreement with Mastercard that we are recognizing the compensation on a deferred basis; (ii) an increase of US$23.7 million or 110.7% in other transactional expenses reflecting an increase in operational losses and costs to improve our infrastructure, mainly in Mexico; and (iii) an increase of US$5.4 million or 14.6% in the rewards expenses following the growth of our customer base and the purchase volume.

Form 20-F | 2022	210

Credit loss allowance expenses. Credit loss allowance expenses for the year ended December 31, 2022 were US$1,404.9 million, an increase of US$924.3 million, or 192.3%, from US$480.6 million for the year ended December 31, 2021, and it was comprised of an increase in allowance expenses for credit card receivables of US$618.5 million, or 213.9%, and an increase in allowance expenses for loan to customers of US$305.8 million, or 159.6%. The increase for credit card receivables reflects the growth of the purchase volume and the credit card balances to US$9.3 billion as of December 31, 2022, from US$5.2 billion as of December 31, 2021, or an increase of US$4.1 billion, or 79.5%, and the increase in receivables classified as high risk in levels 2 and 3 to US$917.2 million and US$598.8 million, respectively as of December 31, 2022 compared with US$440.1 million and US$196.4 million of December 31, 2021, mainly related to the effects of the normalization cycle after the COVID-19 period and market conditions. The increase from loan to customers reflects mainly the increase in the loan portfolio to US$2.0 billion as of December 31, 2022 from US$1.4 billion as of December 31, 2021, or an increase of US$0.6 billion. The total ECL allowance for credit cards and loans was 12.5% of the total receivable balance of credit cards and loans as of December 31, 2022, compared to 7.3% as of December 31, 2021. For more information, see notes 13 for credit card receivables and 14 for loans to customers to our audited consolidated financial statements.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2022 was US$1,663.0 million, an increase of US$930.1 million, or 126.8%, compared to US$732.9 million for the year ended December 31, 2021. Our gross margin (gross profit divided by total revenue) decreased, reaching 35.0% for the year ended December 31, 2022, compared to 43.2% for the year ended December 31, 2021.

Operating expenses

Operating expenses for the year ended December 31, 2022 were US$1,972.0 million, an increase of US$1,068.9 million, or 118.4%, from US$903.1 million for the year ended December 31, 2021. Operating expenses represented 41.2% of our total revenue in 2022, compared to 53.2% in 2021. The main changes leading to the increase in operating expenses in the period are explained below.

	For the Years Ended December 31,
	2022	2021	Variation (%)
Customer support and operations	(335.4)	(190.5)	76.1%
General and administrative expenses	(1,333.3)	(628.9)	112.0%
G&A - Contingent share award (CSA) termination	(355.6)	-	n.m.
G&A - Other	(977.7)	(628,9)	55.5%
Marketing expenses	(152.9)	(79.6)	92.2%
Other income (expenses)	(150.3)	(4.1)	n.m.
Total operating expenses	(1,971.9)	(903.1)	118.4%

n.m. = not meaningful.

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2022 were US$335.4 million, an increase of US$144.9 million, or 76.1%, from US$190.5 million for the year ended December 31, 2021, primarily attributable to an increase of: (i) US$61.2 million in infrastructure and data processing costs, (ii) US$20.2 million in credit analysis and collection costs, (iii) US$26.3 million in customer services, each of (i), (ii) and (iii) driven by the increase of purchase volume in 2022 when compared to 2021, and (iv) US$6.3 million in other personnel costs, as a result of the increase in personnel in 2022. The increase in the purchase volume was higher proportionally compared to the increase in these expenses because of efficiency gains in data processing and our foreign exchange hedging strategy for these expenses. Expenses with salaries and associated benefits increased US$28.8 million or 144.5% reflecting the increase in the number of employees in the period allocated to customer support and operations.

Form 20-F | 2022	211

General and administrative expenses. General and administrative expenses for the year ended December 31, 2022 were US$1,333.3 million, an increase of US$704.4 million, or 112.0%, from US$628.9 million for the year ended December 31, 2021, primarily attributable to: (i) an increase of US$ 355.6 million due the termination of the 2021 Contingent Share Award, (ii) an increase of US$89.4 million in salaries and associated benefits primarily attributed to growth in employee headcount of 30% and annual salary increase, (iii) an increase of US$61.0 million in share-based compensation attributed to growth in employee headcount and the increase in the provision for social wages expenses from share-based compensation due to the share appreciation in 2022, and (iv) an increase of US$80.5 million in infrastructure and data processing costs not related to customer transactions. The share-based compensation expenses are expected to significantly decrease for the foreseeable future as a result of the termination of the 2021 Contingent Share Award.

Marketing expenses. Marketing expenses for the year ended December 31, 2022 were US$152.9 million, an increase of US$73.4 million, or 92.2%, from US$79.6 million for the year ended December 31, 2021, primarily due to the increase of paid marketing (US$38.3 million), branding (US$24.0 million, of which 90% is related to the expenses related to the World Cup, including the official regional support) and payroll cost (US$9.1 million).

Other income (expenses). Other income (expenses) for the year ended December 31, 2022 was an expense of US$150.3 million, an increase of US$146.2 million from an expense of US$4.1 million for the year ended December 31, 2021, primarily attributable to the increase in PIS and COFINS on financial income (US$111.7 million), due to the increase in the total financial income, and the loss of US$ 28.5 million on the revaluation of our investment in Jupiter, an emerging digital banking platform in India.

Form 20-F | 2022	212

Loss before income taxes

As a result of the foregoing, loss before income taxes for the year ended December 31, 2022 was US$308.9 million, an increase of US$138.7 million, or 81.5%, from US$170.2 million for the year ended December 31, 2021.

Income taxes

Income taxes for the year ended December 31, 2022 were a tax expense of US$(55.7) million, an increase of US$60.6 million, from a tax benefit of US$4.9 million for the year ended December 31, 2021. The effective income tax rates were 18.0% and 2.8% in the years 2022 and 2021, respectively, primarily due to non-deductible expenses mainly arising from the termination of the 2021 Contingent share award being higher proportionally to the loss before income tax in 2022, compared to 2021.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2022 was US$364.6 million, an increase of US$199.3 million, or 120.6%, from US$165.3 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table sets forth our statement of profit or loss data for the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,		Variation (%)
	2021	2020
	(in US$ millions, except percentages)
Interest income and gains (losses) on financial instruments	1,046.7	382.9	173.4%
Fee and commission income	651.3	354.2	83.9%
Total revenue	1,698.0	737.1	130.4%
Interest and other financial expenses	(367.4)	(113.9)	222.6%
Transactional expenses	(117.1)	(126.8)	(7.6)%
Credit loss allowance expenses	(480.6)	(169.5)	183.5%
Total cost of financial and transactional services provided	(965.1)	(410.2)	135.3%
Gross profit	732.9	326.9	124.2%
Operating Expenses
Customer support and operations	(190.5)	(124.0)	53.6%
General and administrative expenses	(628.9)	(266.0)	136.4%
Marketing expenses	(79.6)	(19.4)	310.3%
Other income (expenses)	(4.1)	(9.5)	(56.8)%
Total operating expenses	(903.1)	(418.9)	115.6%
Finance costs – result with convertible instruments	-	(101.2)	n.m.
Loss before income taxes	(170.2)	(193.2)	(11.9)%
Income Taxes
Current taxes	(219.8)	(22.3)	885.7%
Deferred taxes	224.6	44.0	410.7%
Total income taxes	4.8	21.7	(77.4)%
Loss for the year	(165.3)	(171.5)	(3.6)%

n.m. = not meaningful.

Form 20-F | 2022	213

Total revenue

Total revenue for the year ended December 31, 2021 was US$1,698.0 million, an increase of US$960.9 million, or 130.4%, from US$737.1 million for the year ended December 31, 2020, primarily attributable to significant growth in 2021 in our revenue related to interchange fees, as well interest income from our lending operations and gains on financial instruments reflecting an increase in securities acquired with cash from deposits and from the IPO, which occurred at the end of 2021 as detailed below.

	For the Years Ended December 31,		Variation (%)
	2021	2020
Interest income – credit card[1]	357.8	217.4	64.6%
Interest income – lending	292.7	38.9	652.4%
Interest income – other assets at amortized cost	66.2	37.8	75.1%
Interest income – other receivables	17.3	0.1	n.m
Interest income and gains (losses) on financial instruments at fair value	312.7	88.7	252.5%
Total interest income and gains (losses) on financial instruments	1,046.7	382.9	173.4%
Interchange fees	471.5	254.3	85.4%
Recharge gains	48.4	15.3	216.3
Rewards revenue	26.9	23.5	14.5%
Late fees	50.0	31.2	60.3%
Other fee and commission income	65.7	29.9	119.7%
Customer program ("NuSócios")	(11.2)	-	n.m.
Total fee and commission income	651.3	354.2	83.9%
Total revenue	1,698.0	737.1	130.4%

n.m. = not meaningful.

[1] In 2022 we included a new line "Interest income – other receivables" to demonstrate the revenue generated with the acquisition of receivables revenue due to the fact that it has become more significant. Previously, it was presented in the line "Interest income – credit card". Numbers from December 31, 2021 and 2020 were updated for comparison purposes.

Form 20-F | 2022	214

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

Total fee and commission income. Total fee and commission income for the year ended December 31, 2021 was US$651.3 million, an increase of US$297.1 million, or 83.9%, from US$354.2 million for the year ended December 31, 2020, primarily attributable to: (i) an increase of US$217.2 million or 85.4% in our interchange fees arising from the increased purchase volume with our credit and debit cards resulting from an increase in the number of clients previously mentioned, (ii) an increase of US$33.1 million or 216.3% in revenue resulting from recharge fees from the sale of mobile phone recharge credits also due to the growth of our customer base in 2021, (iii) an increase of US$35.8 million or 119.7% increase in other fee and commission income as a result of greater purchase volume of credit card and debit card transactions as well as new products in the period which caused (a) an increase in debit card withdrawals by our customers, (b) an increase in commissions from our insurance brokerage which reached more than 500,000 active contracts, (c) an increase in fees from banking payment slips and other financial processing costs. The increase was partially offset by the recognition of a US$11.2 million expense related to our customer program (NuSócios) which represents the fair value of shares (or BDRs) allocated to the 7.5 million customers that joined the program.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2021 was US$965.1 million, an increase of US$554.9 million, or 135.3%, from US$410.2 million for the year ended December 31, 2020, as detailed below.

Form 20-F | 2022	215

	For the Years Ended December 31,		Variation (%)
	2021	2020
Interest expense on deposits	(317.5)	(87.2)	263.7%
Other interest and similar expenses	(49.9)	(26.7)	87.6%
Interest and other financial expenses	(367.4)	(113.9)	222.6%
Banking payment slips costs	(36.1)	(46.5)	(22.4)%
Rewards expenses	(36.9)	(29.6)	24.7%
Credit and debit card network costs	(22.7)	(25.0)	(9.2)%
Other transactional expenses	(21.4)	(25.7)	(16.7)%
Total transactional expenses	(117.1)	(126.8)	(7.6)%
Credit loss allowance expenses	(480.6)	(169.5)	183.5%
Total cost of financial and transactional services provided	(965.1)	(410.2)	135.3%

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2021 were US$367.4 million, an increase of US$253.5 million, or 222.6%, from US$113.9 million for the year ended December 31, 2020, primarily attributable to: (i) an increase of US$230.2 million or 263.7% increase in interest expenses on deposits due to the combined increase in the CDI rate in 2021 (the CDI rate was an average of 4.5% compared to an average of 2.8% in 2020) and an increase in the volume of deposits of US$4.0 billion, or 73.1% as of December 31, 2021, and (ii) an increase of US$23.3 million or 87.6% in other interest and similar expenses mainly due the increase in discounts due to renegotiations given to our customers following the growth of our customer base and the purchase volume.

Transactional expenses. Transactional expenses for the year ended December 31, 2021 were US$117.1 million, a decrease of US$9.7 million, or 7.6%, from US$126.8 million for the year ended December 31, 2020, primarily attributable to: (i) a decrease of US$10.4 million or 22.4% in banking payment slips costs (“boletos”) which reflects the increase in the use of Pix and our own boletos process for payments of our credit card bills and other transactions; (ii) a decrease of US$2.3 million or 9.2% in our credit and debit card network costs reflecting the lower fees charged on the credit card processing due to contract renegotiations. The decrease was partially offset by an increase of US$7.3 million or 24.7% in the rewards expenses following the growth of our customer base and the purchase volume.

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

Form 20-F | 2022	216

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

Operating expenses

Operating expenses for the year ended December 31, 2021 were US$903.1 million, an increase of US$484.2 million, or 115.6%, from US$418.9 million for the year ended December 31, 2020. Operating expenses represented 53.2% of our total revenue in 2021, compared to 56.8% in 2020. The main changes leading to the increase in operating expenses in the year are explained below.

	For the Years Ended December 31,
	2021	2020	Variation (%)
Customer support and operations	(190.5)	(124.0)	53.6%
General and administrative expenses	(628.9)	(266.0)	136.4%
Marketing expenses	(79.6)	(19.4)	310.3%
Other income (expenses)	(4.1)	(9.5)	(56.8)%
Total operating expenses	(903.1)	(418.9)	115.6%

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2021 were US$190.5 million, an increase of US$66.5 million, or 53.6%, from US$124.0 million for the year ended December 31, 2020, primarily attributable to an increase of: (i) US$25.2 million in infrastructure and data processing costs, (ii) US$12.3 million in credit analysis and collection costs, (iii) US$14.0 million in customer services, each of them driven by the increase of purchase volume in 2021 when compared to 2020, and (iv) US$7.6 million in credit and debit card issuance costs, as a result of the increase in the number of customers in 2021. The increase in the number of customers and the purchase volume were higher proportionally compared to the increase in these expenses because of efficiency gains in data processing and our foreign exchange hedging strategy for these expenses. Salaries and associated benefits increased US$6.0 million or 43.2% reflecting the increase in the number of employees in the period allocated to customer support and operations.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2021 were US$628.9 million, an increase of US$362.9 million, or 136.4%, from US$266.0 million for the year ended December 31, 2020, primarily attributable to: (i) an increase of US$90.6 million in salaries and associated benefits primarily attributed to growth in employee headcount of 107% and annual salary increase, (ii) an increase of US$169.2 million in share-based compensation attributed to growth in employee headcount and the increase in the provision for social wages expenses from share-based compensation due to the share appreciation in 2021, and the recognition of the expenses relating to the 2020 and 2021 contingent share award, granted on August 2020 and November 2021, respectively, and (iii) an increase of US$34.7 million in infrastructure and data processing costs not related to customer transactions.

Form 20-F | 2022	217

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

Income taxes

Income taxes for the year ended December 31, 2021 were a tax benefit of US$4.9 million, a decrease of US$16.8 million, or 77.4%, from a tax benefit of US$21.7 million for the year ended December 31, 2020. The effective income tax rates were 2.8% and 11.2% in the years 2021 and 2020, respectively, which reflects an increase in current income tax rates due to nondeductible expenses being higher proportionally to the loss before income tax in 2021, compared to 2020, especially due to the expenses related to the senior preferred shares embedded derivative recorded in 2020.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2021 was US$165.3 million, a decrease of US$6.2 million, or 3.6%, from US$171.5 million for the year ended December 31, 2020.

Form 20-F | 2022	218

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

The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.307 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.874 per US$1.00 mainly due to lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. In 2019, the real depreciated 4.0% against the U.S. dollar. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.197 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar since December 31, 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank of Brazil on each business day during monthly and annual periods, as applicable. As of December 31, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$5.218 per US$1.00.

Form 20-F | 2022	219

Year	Year-end	Average[1]	Low[2]	High[3]
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.651	4.259
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.
Month	Period-end	Average[1]	Low[2]	High[3]
October 2022	5.257	5.250	5.141	5.345
November 2022	5.294	5.275	5.036	5.466
December 2022	5.218	5.242	5.145	5.341
January 2023	5.099	5.201	5.077	5.446
February 2023	5.208	5.172	4.990	5.253
March 2023	5.080	5.212	5.080	5.298
April 2023 (through April 18, 2023)	4.968	5.006	4.910	5.083

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

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

Form 20-F | 2022	220

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rates for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates, as well as monthly average rates, reflect the average of daily rates.

Year	Year-end	Average[1]	Low[2]	High[3]
2018	19.683	19.238	17.979	20.716
2019	18.845	19.262	18.772	20.125
2020	19.949	21.496	18.571	25.119
2021	20.738	20.282	19.579	21.819
2022	19.509	20.038	19.166	21.333

Source: Central Bank of Mexico.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-end	Average[1]	Low[2]	High[3]
October 2022	19.810	19.989	19.810	20.128
November 2022	19.308	19.426	19.237	19.720
December 2022	19.509	19.585	19.166	19.829
January 2023	18.839	18.968	18.686	19.475
February 2023	18.325	18.573	18.325	18.972
March 2023	18.020	18.376	17.971	18.976
April 2023 (through April 18, 2023)	18.044	18.104	18.002	18.306
1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Form 20-F | 2022	221

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Colombian pesos per U.S. dollar as certified by the SFC. The rates shown below are in nominal Colombian pesos and have not been restated in constant currency units. The average rate is calculated by using the average of reported exchange rates by the Colombian Central Bank on each business day during monthly and annual periods, as applicable.

Year	Year-end	Average[1]	Low[2]	High[3]
2018	3,249.75	2,956.43	2,705.34	3,289.69
2019	3,277.14	3,281.09	3,072.01	3,522.48
2020	3,432.50	3,693.36	3,253.89	4,153.91
2021	3,981.16	3,743.09	3,420.78	4,023.68
2022	4,810.20	4,276.59	3,706.95	5,061.21

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Form 20-F | 2022	222

Month	Period-end	Average[1]	Low[2]	High[3]
October 2022	4,819.42	4,711.83	4,484.74	4,968.94
November 2022	4,809.51	4,926.66	4,801.06	5,061.21
December 2022	4,810.20	4,788.49	4,745.04	4,836.24
January 2023	4,632.20	4,715.20	4,531.75	4,989.58
February 2023	4,808.14	4,803.11	4,584.44	4,966.33
March 2023	4,627.27	4,766.31	4,627.27	4,866.50
April 2023 (through April 18, 2023)	4,431.45	4,533.02	4,424.02	4,646.08

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.
B.	Liquidity and Capital Resources

Cash flows

As of December 31, 2022 and 2021, we had US$4,172.3 million and US$2,705.7 million, respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months and beyond. The following table shows the generation and use of cash for the years indicated:

	For the year ended December 31,
	2022	2021	2020
	(in US$ millions)
Cash flows (used in) / generated from operating activities	755.6	(2,924.3)	974.5
Cash flow (used in) / generated from investing activities	(127.2)	(154.2)	(16.3)
Cash flow (used in) / generated from financing activities	654.0	3,336.0	240.1
Increase (decrease) in cash and cash equivalents	1,282.4	257.5	1,198.4
Cash and cash equivalents – end of the year	4,172.3	2,705.7	2,343.8

Form 20-F | 2022	223

Our cash and cash equivalents include reverse repurchase agreements, short-term investments, banking account balances, securities, voluntary deposits at central banks and other cash and cash equivalents. The reverse repurchase agreements substantially have one-day maturities and have an immaterial risk of change in value. Short-term investments and securities are highly liquid investments with original maturities of three months or less and with an immaterial risk of change in value. Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Brazilian Central Bank and are considered as cash and cash equivalents as they mature in one business day. For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2022 were US$755.6 million, an increase of US$3,679.9 million from a cash flow used in operating activities of US$(2,924.3) million in the year ended December 31, 2021. Our loss for the year ended December 31, 2022, was US$364.6 million, an increase of US$199.3 million from US$165.3 million for the year ended December 31, 2021. The adjustments to reconcile loss for the year to cash used in operating activities for the year ended December 31, 2022 were US$1,361.2 million, compared to US$293.5 million for the year ended December 31, 2021, mainly as a result of (i) an increase in credit allowance provision to US$1,440.9 million in the year ended December 31, 2022 compared to US$503.7 million in the year ended December 31 2021, (ii) an increase in deferred income taxes to US$417.6 million in the year ended December 31, 2022 compared to US$224.7 million in the year ended December 31, 2021 (iii) the termination of the 2021 contingent share award (for the year ended December 31, 2022 in the total amount of US$355.6 million, which did not occur in the year ended December 31, 2021, and (iv) an increase in share-based compensation expenses to US$253.2 million in the year ended December 31, 2022 compared to US$157.3 million in the year ended December 31, 2021. Changes in our operating assets and liabilities were principally affected by an increase in securities, credit card receivables and compulsory deposits and others at central banks compensated by higher volume of deposits, an increase in payables to a credit card network and an increase in interest received.

Investing activities. Our net cash flows used in investing activities for the year ended December 31, 2022 were US$127.2 million, a decrease of US$27.0 million, from US$154.2 million for the year ended December 31, 2021, primarily due to the acquisition of Olivia, which had a lower cash payment when compared to the acquisition of Easynvest and Spin Pay in 2021, as detailed in note 1d. of our audited financial statements.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2022 were US$654.0 million, a decrease of US$2,682.0 million from US$3,336.0 million for the year ended December 31, 2021. The decrease in the cash generated resulted primarily from the capital increase that occurred in the year ended December 31, 2021, corresponding to the new “Series G” and “Series G-1” investment round as well as our IPO in December 2021, events which had no equivalents in 2022.

As a result of the foregoing, cash and cash equivalents as of December 31, 2022 were US$4,172.3 million, an increase of US$1,466.6 million, from US$2,705.7 million as of December 31, 2021.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Operating activities. Our net cash flows used in operating activities for the year ended December 31, 2021, were US$2,924.3 million, an increase in use of US$3,898.8 million from US$974.5 million net cash flows generated from operating activities in the year ended December 31, 2020. Our loss for the year ended December 31, 2021, was US$165.3 million, a decrease of US$6.2 million from US$171.5 million for the year ended December 31, 2020. The adjustments to reconcile loss for the year to cash used in operating activities for the year ended December 31, 2021 were US$293.5 million, compared to US$103.4 million for the year ended December 31, 2020, mainly as a result of (i) an increase in credit allowance provision to US$503.7 million in the year ended December 31, 2021 compared to US$187.8 million in the year ended December 31 2020, (ii) an increase in deferred income taxes to US$224.6 million in the year ended December 31, 2021 compared to US$44.0 million in the year ended December 31, 2020 (iii) the fair value gains recorded regarding warrants and Jupiter investment for the year ended December 31, 2021 in the total amount of US$39.3 million which did not occur in the year ended December 31, 2020, and (iv) an increase in share-based compensation expenses to US$157.3 million in the year ended December 31, 2021 compared to US$35.6 million in the year ended December 31, 2020. Changes in our operating assets and liabilities were principally affected by an increase in securities, credit card receivables and loans to customers compensated by higher volume of deposits and an increase in payables to a credit card network.

Form 20-F | 2022	224

Investing activities. Our net cash flows used in investing activities for the year ended December 31, 2021 were US$154.2 million, an increase of US$137.9 million, from US$16.3 million for the year ended December 31, 2020, primarily due to the acquisition of Easynvest and Spin Pay as detailed in note 1C of our audited financial statements elsewhere in this annual report.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2021 were US$3,336.0 million, an increase of US$3,095.9 million from US$240.1 million for the year ended December 31, 2020. The increase in the cash generated resulted primarily from the capital increase that occurred in the year ended December 31, 2021, corresponding to the new “Series G”' and “Series G-1” investment round as well as our IPO in December 2021.

As a result of the foregoing, cash and cash equivalents as of December 31, 2021 were US$2,705.7 million, an increase of US$361.9 million, from US$2,343.8 million as of December 31, 2020.

Indebtedness

As of December 31, 2022, our indebtedness was composed of US$11.5 million in instruments eligible as capital, US$585.6 million in borrowings and financing, US$20.4 million in securitized borrowing and US$7.6 million in lease liabilities. The following is a description of our material indebtedness as of December 31, 2022:

Borrowings and financing

Borrowings and financing are composed of borrowings denominated in reais issued by our subsidiaries in Brazil, generally indexed to the Brazilian CDI rate; in Mexican Pesos by our Mexican subsidiary, Nu BN Servicios México, S.A. de C.V., or “Nu Servicios”, generally indexed to the Mexican Interbanking Equilibrium Interest Rate, or the “Mexican TIIE; and in Colombian Pesos by our Colombian subsidiary, Nu Colombia S.A., or “Nu Colombia” generally indexed by Colombian Reference Banking Indicator or the “IBR”. On December 6, 2022, Nu Servicios subrogated the borrowings to Nu México Financiera, S.A. de C.V. SFP or “Nu Financiera”. For more information, see note 22 of our audited financial statements included elsewhere in this annual report.

On July 7, 2020, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Bank of America Mexico, S.A., Institución de Banca Múltiple, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.40% and maturing on July 7, 2023. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of December 31, 2022, US$10.0 million was outstanding under this credit facility.

On November 6, 2020, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.45% and maturing on November 4, 2022. This term loan credit facility was fully settled on November 4, 2022.

Form 20-F | 2022	225

On January 25, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Goldman Sachs International Bank, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.18% and maturing on January 25, 2024. This term loan credit facility was fully settled on April 5, 2022.

On June 8, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Bank of America México, S.A., Institución de Banca Múltiple, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.40% and maturing on July 7, 2023. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of December 31, 2022, US$20.0 million was outstanding under this credit facility.

On July 23, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.00% and maturing on July 19, 2024. This term loan credit facility is guaranteed by us. As of December 31, 2022, US$70.0 million was outstanding under this credit facility.

On November 14, 2022, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.45% and maturing on November 1, 2024. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of December 31, 2022, US$10.0 million was outstanding under this credit facility.

On April 11, 2022, we announced the closing of a US$650.0 million credit line via a syndicated facility with Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc. Goldman Sachs International Bank and HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC to support our internationalization strategy and the growth of local operations in Colombia and Mexico. The money is being raised in local currency. Nu is the guarantor and our subsidiaries Nu Mexico and Nu Colombia S.A. are the borrowers of such operations. Proceeds raised will be invested in the Mexican and Colombian markets. As of December 31, 2022, Nu Mexico used the total equivalent to US$435.0 million on the issuance dates, with interest equivalent to 11.98% per annum (TIIE 91 + 1.00%) and maturity date in April 2025; while Nu Colombia used the total equivalent to US$25.0 million on the issuance date, with interest equivalent to 6.18% per annum (Colombian Reference Banking Indicator (“IBR”) + 1.00%) and maturity date in April 2025.

Securitized borrowings

Securitized borrowings correspond to senior quotas issued by FIDC Nu, which accrue interest at a rate per annum of 130% of the CDI Rate for the 1st series, CDI Rate + 4% for the 2nd series and CDI Rate + 1.1% for the 3rd series. We fully settled the notes of the 1st series in December 2020, the notes of the 2nd series in 2021 and the notes of the 3rd series in February 2022.

Form 20-F | 2022	226

Lease liabilities

Lease liabilities correspond to lease agreements for certain items in our operations, primarily in connection with leasing office space under agreements that are generally indexed to reais or Mexican Pesos, as applicable.

Capital Expenditures

In the years ended December 31, 2022, 2021 and 2020, we made capital expenditures (defined as cash payments to acquire property, plant and equipment or intangible assets) of US$114.3 million, US$28.4 million and US$8.0 million, respectively.

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

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2022:

	Payments Due By Period as of December 31, 2022
	Less than 1 year	Over 1 year	Total
	(in US$ millions)
Instruments eligible as capital	-	14.7	14.7
Deposits(1)
Banking deposit receipt (Recibo de Depósito Bancário – RDB)	14,160.8	113.2	14,274.0
Borrowings and financing	100.7	620.8	721.5
Total	14,261.5	748.7	15,010.2

(1)	Gross nominal outflows for deposits were calculated considering the exchange rate of R$5.280 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2022 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

The following is a summary of our contractual obligations as of December 31, 2021:

Form 20-F | 2022	227

	Payments Due By Period as of December 31, 2021
	Less than 1 year	Over 1 year	Total
	(in US$ millions)
Instruments eligible as capital	—	44.7	44.7
Deposits(1)
Banking deposit receipt (Recibo de Depósito Bancário – RDB)	7,813.9	47.6	7,861.5
Banking deposit receipt (Recibo de Depósito Bancário Vinculado – RDB-V)	31.6	—	31.6
Time deposits	20.4	—	20.4
Borrowings and financing	54.5	107.0	161.5
Securitized borrowings	10.1	—	10.1
Total	7,930.5	199.3	8,129.8

(1)	Gross nominal outflows for deposits were calculated considering the exchange rate of R$5.576 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2021 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

Off-Balance Sheet Arrangements
As of December 31, 2022, 2021 and 2020, we did not have any off-balance sheet arrangements

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”

D.	Trend Information

For discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Overview—Our Attractive Opportunity Key—Powerful Secular Trends”; “Item 4. Information on the Company—B. Business Overview—Our Market—Industry Background—the Latin American Financial Services Industry is Ready to Be Reinvented” ” and “—A. Operating Results.”

E.	Critical Accounting Estimates

Not applicable.

Form 20-F | 2022	228

Item 6. Directors, senior management and employees

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Board of Directors

As of December 31, 2022, our board of directors was composed of eight members. Our Memorandum and Articles of Association provide that each director holds office until the next annual general meeting following the annual general meeting at which such director was elected. None of our board members have contracts that provide for benefits upon termination of employment.

Our Memorandum and Articles of Association provide that from and after the date on which David Vélez (together with his affiliates), our founding shareholder, no longer beneficially owns more than 50% of the aggregate voting power of all of our issued shares having the right to receive notice of and vote at our annual general meetings, or the classifying date, the directors shall be divided into three classes designated Class I, Class II, and Class III. Each director shall serve for a term ended on the date of the third annual general shareholders meeting following the annual general shareholders meeting at which such director was elected, provided that directors initially designated as Class I directors will serve for a term ended on the date of the first annual general shareholders meeting following the classifying date, directors initially designated as Class II directors shall serve for a term ended on the second annual general shareholders meeting following the classifying date, and directors initially designated as Class III directors shall serve for a term ended on the date of the third annual general shareholders meeting following the classifying date. The directors nominated by our founding shareholder shall be allocated to the longest duration classes unless otherwise determined by our founding shareholder. The members of our board of directors to be in place upon consummation of this offering will hold office until our next annual general meeting.

Our directors do not have a retirement age requirement under our Memorandum and Articles of Association. The following table presents the names of the current members of our board of directors.

On March 1, 2023, our board of directors appointed David Alexandre Marcus as one of our directors to hold office until the next annual general meeting. On March 21, 2023 Vitor Guarino Olivier, our Chief Technology Officer since December 2022, also assumed the position of Head of Global Platforms.

Name	Age	Position(s)
David Vélez Osorno	41	Founder, Chairman and Chief Executive Officer(3)
Anita Mary Sands	46	Lead Independent Director(1)*
David Alexandre Marcus	50	Director (2)*
Douglas Mauro Leone	65	Director(2)*
Daniel Krepel Goldberg	47	Director(3)*
Luis Alberto Moreno Mejía	69	Director(2)(3)*
Jacqueline Dawn Reses	53	Director(1)(2)*
Rogério Paulo Calderón Peres	61	Director(1)*
Thuan Quang Pham	55	Director (1)*

(1)	Member of the Audit and Risk Committee.
(2)	Member of the Leadership Development, Diversity and Compensation Committee.
(3)	Member of the Stakeholders’ Committee.
*	Independent Director

Form 20-F | 2022	229

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

Anita Mary Sands is a member of our Board of Directors, a position she has held since October 2020. She has acted as our Lead Independent Director since October 2022, and is also a member of our Audit and Risk Committee since June 2021. Dr. Sands has served on the board of directors of ServiceNow, Inc. since July 2014, besides other private Boards of directors, such as JumpCloud, Inc. (since December 2021), Circle Internet Financial, Inc. (since January 2022) and Cyderes (since January 2022). She also served on the Board of directors of Pure Storage, Inc. (2015 until 2021), Khosla SPAC (2021), and SVF SPAC (2021 until 2023). From April 2012 to September 2013, Dr. Sands served as group managing director, head of change leadership and a member of the wealth management Americas executive committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was group managing director and chief operating officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Dr. Sands was a transformation consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was managing director, head of transformation management at Citigroup N.A.’s global operations and technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and the Canadian Imperial Bank of Commerce (CIBC). Dr. Sands holds a Bachelor’s of Science in Physics and Applied Mathematics and a Doctoral Degree in Atomic and Molecular Physics, both from The Queen’s University of Belfast, Northern Ireland, and a Master’s of Science in Public Policy and Management from Carnegie Mellon University. She is currently the James Wei Visiting Professor in Entrepreneurship at Princeton University.

Daniel Krepel Goldberg is a member of our board of directors, a position he has held since April 2021. He is currently managing partner and CIO at Lumina Capital Management and formerly was a partner and head of Latin America at Farallon Capital Management, position he held from August 2011 to December 2021. He was the president of Morgan Stanley in Brazil from April 2010 to August 2011. Between January 2003 and December 2006, he headed the Economic Law Secretariat of the Ministry of Justice, a former body of the Brazilian antitrust and consumer protection system. He holds a Bachelor’s Degree and a Doctoral Degree in Law from the University of São Paulo. In addition, he received a Master’s of Laws from Harvard Law School.

David Alexandre Marcus is a member of our Board of Directors, a position he has held since March, 2023. He is also a member of our Leadership Development, Diversity and Compensation Committee since March 2023. Mr. Marcus is CEO and co-founder of Lightspark. Lightspark is building core infrastructure on the Lightning Network. Most recently he led all payments and crypto efforts at Meta. In 2018, Mr. Marcus started Diem (fka Libra). He joined Meta, then called Facebook, in 2014 to lead Messenger, which he took from under 200M monthly users to over 1.5B. Previously, he was PayPal’s President. A lifelong entrepreneur, Mr. Marcus launched two companies in Europe, then founded mobile payments company Zong in Silicon Valley, which was acquired by PayPal in 2011.

Form 20-F | 2022	230

Douglas Mauro Leone is a member of our board of directors, a position he has held since 2016. He has also been a member of our Leadership Development, Diversity and Compensation Committee since July 2021. From 2012 to 2022, he served as the Global Managing Partner of Sequoia Capital. From 1996 to 2012, he served as Co-Head of the partnership. He joined Sequoia in 1988 and became a Partner in 1993. Doug has served on the board of directors of numerous companies including RingCentral, Medallia, and ServiceNow. He began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer, before joining Sequoia Capital in 1988. He holds a Bachelor’s of Science in Mechanical Engineering from Cornell University, a Master’s of Science in Industrial Engineering from Columbia University, and a Master’s of Science in Management from the Massachusetts Institute of Technology.

Jacqueline Dawn Reses is a member of our Board of Directors, a position she has held since March 2021. She has also been the Chair of our Leadership Development, Diversity and Compensation Committee since July 2021, and a member of our Audit and Risk Committee since June 2021. She is the current Chairwoman and chief executive officer of Lead Bank (since October 2021) and most recently served as executive chair of Square Financial Services LLC and capital lead at Block, Inc. (Square, Inc.), a publicly traded financial services company which provides services to small businesses and consumers, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. She has also served on the board of directors of Affirm, Endeavor and Taskus and she was the chairperson of the Economic Advisory Council of the Federal Reserve Bank of San Francisco until October 2022. She previously served on the board of directors of Alibaba Group Holding Limited (from 2012 to 2014). She holds a Bachelor’s of Science in Economics with honors from the Wharton School of the University of Pennsylvania.

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

Rogério Paulo Calderón Peres is a member of our board of directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A. and Itaú Unibanco Holdings S.A. between 2007 and 2014, and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He has also served as a board member in Alupar Investimentos S.A. since December 2016, and Via Varejo S.A. (Via S.A.) since September 2019, both listed companies in Brazil. He has been the chairman of the audit committee and designated financial expert at B3 S.A. – Brasil, Bolsa, Balcão since April 2018 and a member of the compensation committee of Qualicorp Consultoria e Corretora de Seguros S.A. since 2019. He holds a Bachelor’s in Business Administration from FGV and a Bachelor’s in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, FGV and Fundação Dom Cabral.

Form 20-F | 2022	231

Thuan Quang Pham is our Board Member and also Member of our Audit and Risk Committee since September 2022. He also acts as a Technology Advisor of The Routing Company since June 2020. Mr. Pham served as Chief Technology Officer of Coupang from September 2020 until September 2022, and of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President of R&D - Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology.

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Name	Age	Position(s)
David Vélez Osorno	41	Chief Executive Officer(1)
Youssef Lahrech	49	President and Chief Operating Officer
Alexis Ceballos-Encarnacion	59	Chief Corporate Development Officer
Cristina Helena Zingaretti Junqueira	40	Chief Growth Officer(1)
Guilherme Marques do Lago	44	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	46	Chief Risk Officer
Jagpreet Singh Duggal	49	Chief Product Officer
Marco Antônio Martins de Araújo Filho	57	Chief Legal Officer
Suzana Kubric	43	Vice President of People and Culture
Vitor Guarino Olivier	33	Chief Technology Officer

(1)	Member of the Stakeholders’ Committee.

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Rua Capote Valente, 39 – Pinheiros, São Paulo, Brazil.

David Vélez Osorno. See “—Board of Directors.”

Youssef Lahrech has been our President since August 2022, and Chief Operating Officer since 2020. He reports directly to the CEO, and is responsible for running the company day to day, including the performance of products, platforms, marketing and country operations, as well as corporate functions. Before joining us in 2020, he spent 19 years at Capital One helping build and grow businesses in Canada and the United States, serving in a number of roles involving product, analytics, risk, and technology. He holds a degree in Mathematics from the Ecole Polytechnique and a degree in Engineering from the École des Ponts ParisTech, both in France, as well as a Master’s in Engineering from the Massachusetts Institute of Technology.

Form 20-F | 2022	232

Alex Ceballos is our Chief Corporate Development Officer since August 2022. Previously, he spent 16 years at Amazon where he led strategic partnerships, investments and M&A in the USA, Europe, Latin America, the Middle East, and India, and served on boards of companies invested by the company. Prior to working on Amazon’s growth worldwide, Ceballos led the Amazon Global Credit team, with responsibility for Amazon branded payment products globally. He started his career in Operations Management at Kraft Foods and later became an investment banker at JP Morgan. Ceballos graduated with the highest distinction from the US Military Academy at West Point with a degree in electrical and computer engineering and holds an MBA from Harvard Business School.

Cristina Helena Zingaretti Junqueira is our Co-Founder and CEO in Brazil, and since August 2022 she has held the position of Chief Growth Officer. As one of our co-founders, she has held various roles and currently has a global leadership role in marketing and communications and is responsible for operations and growth strategies in Brazil, Mexico and Colombia. Cristina started her career in strategic consulting, working at BCG (Boston Consulting Group) and before founding Nu in 2013, she worked for several years at Itaú Unibanco S.A. with consumer credit, card products and marketing. She was the first woman to be visibly pregnant on the cover of a Brazilian business magazine. She was also the only Brazilian to appear in the 2020 edition of Fortune’s Most Powerful Women International and in the Fortune 40 under 40, which recognizes young leaders who are transforming the business world. She holds a Bachelor’s and Master’s in Industrial Engineering from the Escola Politécnica of the University of São Paulo and a Master’s in Business Administration from the Kellogg School of Management at Northwestern University.

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

Jagpreet Singh Duggal is our Chief Product Officer, a position he has held since 2020. Prior to joining us, he worked at several companies, including as a director of product management at Facebook from May 2018 to January 2020, senior vice president at Quantcast Corporation from June 2011 to March 2018 and several roles at Google from 2006 to 2011 including Head of Strategy for the Google Display business and product leader for Google’s Brand advertising business. He holds a Bachelor’s in Mechanical Engineering from Yale University.

Henrique Camossa Saldanha Fragelli is our Chief Risk Officer, a position he has held since 2018. He is responsible for our financial and non-financial risks. He is in charge of all our risk related activities, including credit risk, market and liquidity risk, stress testing, model risk, operational and IT risk, conduct risk, and anti-money laundering teams. Before joining us in 2018, he was the global head of traded portfolio analytics at HSBC Bank PLC, based in London, from August 2015 to June 2018 and the head of traded risk analytics for Latin America at HSBC Brasil S.A. from July 2013 to August 2015. He also worked at WestLB as a risk director, based in London, from April 2012 to July 2013 and for LCH.Clearnet from October 2007 to April 2012. He holds a Bachelor of Arts in Economics from Universidade de São Paulo and a Master of Business Administration in Finance from the École des Hautes Études Commerciales de Paris (HEC Paris).

Form 20-F | 2022	233

Marco Antônio Martins de Araújo Filho has been Chief Legal Officer and responsible for Public Policy since August 2022, and has been Global General Counsel for two years, being also responsible for Data Privacy and Regulatory Compliance. He has more than 25 years of experience in the financial market. Previously, he was Global General Counsel at HSBC in London, UK and Latin America (2014 to 2020). He also worked at Santander Brasil as Vice President, responsible for legal, compliance, prevention of money laundering, product development committee and Public Policy (from 2003 to 2014, having worked part of this period for ABN AMRO, acquired by Santander). He was a lawyer at Banco Itaú BBA S.A. from 1994 to 2003. From 2007 to 2011, he served for two terms on the National Financial System’s Council of Appeals. Marco Araújo has been a lawyer in Brazil since 1988 (graduated from the University of Brasília – Brazil) and a lawyer certified by the state of New York since 1993. He also has an LLM (Master of Law) in International Business and Trade Law from Fordham University- NY, USA.

Suzana Kubric is our Vice President of People and Culture since December 2022. From March 2021 until November 2022 she held the position of Vice President of HR Business Partners. Before joining Nu, she served several leadership positions in Human Resources in companies of different segments, such as Human Resources Director Latin America and D&I Champion at Kantar IBOPE Media (Ibope pesquisa de midia LTDA) from February 2017 until March 2021, HR Integration Lead & Talent Management Head - Europe and Americas for Consumer Business - at GSK Consumer Health (Glaxosmithkline Brasil LTDA) from November 2015 until January 2017, HR Head at OTC Latam and OTC Mercosul, HR Business Partner at Pharma, Finance and Marketing Support and Talent Management Head at Novartis Biociencias S.A from January 2007 until October 2015, Human Resources Manager at Associação Civil Greenpeace from May 2005 until May 2006, Regional Human Resources Coordinator at CoE Learning & Development, and Human Resources Analyst and Intern at Food Division at Unilever Brasil Industrial Ltda. from November 1999 until April 2015. Mrs. Kubric holds a Bachelor’s degree in Administration from Fundação Armando Álvares Penteado – FAAP and a Master’s in Business Administration from Florida International University.

Vitor Guarino Olivier is our Chief Technology Officer since December 2022 and our Head of Global Platforms since March 2023. Before, he was our Chief People Officer from February 2022 until December 2022. From December 2019 to January 2022, he served as our vice president of operations and platforms. From March 2019 to March 2020, he served as our vice president of consumers. From August 2016 to March 2019, he served as the general manager of our digital account products. From April 2014 to August 2016, he led our core financial services engineering team. Prior to joining us, he held positions in wealth management, credit, and foreign exchange at Banco BTG Pactual S.A. from August 2011 to March 2014. He holds a degree in Computer Science and Economics from Duke University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Shareholder’s Agreement

On November 29, 2021 we entered into a shareholder’s agreement, or the “Shareholder’s Agreement,” with our founding shareholder.

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

Form 20-F | 2022	234

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

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil and the countries in which we operate. Compensation is set on market terms and reviewed annually.

Form 20-F | 2022	235

The variable component consists primarily of awards of shares, which are awarded under our RSU long-term incentive program, as discussed below. For a description of our aggregate compensation expenses and the equity incentive plans available to senior management, see “—Item 6. Directors, Senior Management and Employees—B. Compensation—Executive Compensation.”

Employment Agreements

We have entered into, either directly or through our subsidiaries, services agreements with each of the executive officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers” above.

Directors’ and Officers’ Insurance

We understand that directors and officers liability insurance is a crucial component of attracting and retaining our directors and officers. We currently hold a directors and officers liability policy to cover defense costs and losses arising from a claim or preliminary investigation that is not indemnified by the company on behalf of the directors or officers, at a minimal limit. For more information, see “Item 7. Major shareholders and related-party transactions —B. Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors”.

Executive Compensation

Directors and Key Management Compensation

Other than the tax-qualified defined contribution 401(k) plan in which certain executive officers located in the United States participate, we currently do not set aside any amounts related to pension, retirement or other similar benefits.

The aggregate compensation, including that paid by our controlled companies, of our directors and other key management personnel for the years ended December 31, 2022, 2021 and 2020 was:

•	US$24.7 million, US$25.6 million, US$9.0 million, respectively, excluding the expenses related to the 2021 Contingent Share Award (CSA) for David Vélez; or;
•	US$122.9 million, US$34.4 million, US$9.0 million, respectively, including the expenses related to the 2021 Contingent Share Award (CSA) for David Vélez.

We note that the increase in 2022 is primarily attributable to the inclusion of US$78.0 million in our expenses related to the 2021 Contingent Share Award for David Vélez, which was unilaterally canceled in November 2022, and from which David Vélez received no payout. For more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation - Employee Benefit and Share Plans—2021 Contingent Share Award (CSA)”.

Management compensation includes the compensation of members of our Board of Directors and of Executive Officers who receive compensation. As of December 31, 2022 Nubank had eight board members receiving compensation, which decreased by one from year-end 2021, and ten executive officers, which increased by one from 2021. The total compensation received by Mr. David Vélez for the year ended December 31, 2022 was US$350.5 thousand.

Some of our executive officers and members of our board of directors hold executive positions in companies controlled by us, and may receive a portion of their reported compensation directly from such controlled companies, in accordance with the activities they perform.

Compensation Objectives

Our executive compensation program is designed to achieve the following objectives:

●	Attract and retain the most talented and dedicated executive officers whose knowledge, and skill set are critical to the successful execution of our business strategy;
●	Ensure our executive officers are compensated in a manner consistent with competitive practices of other leading growth companies of a similar size and stage of development;

Form 20-F | 2022	236

●	Reward our executive officers for their performance and motivate them to achieve our long-term strategic goals in a manner that is aligned with the interests of our shareholders; and
●	Reinforce our leadership principles and cultural values, which promote empowering and having our customers come first, pursuing the highest performance, taking responsibility for our commitments and growing efficiently.

Peer Group

To execute on our compensation objectives, each year we have our independent compensation consultants review our Peer Group. This group is used for benchmarking to assess market competitive compensation levels, as well as dilution levels when setting our annual equity budget.

The general criteria for the group are:

●	Industry: primary focus on fin-tech/software/internet services with secondary focus on consumer/diversified finance.
●	Size: similar size to Nubank in terms of market capitalization and revenue.
●	Disclosure: must disclose an annual proxy circular due to the filing’s detailed compensation program disclosure requirements.
●	Refinement factors: preference for relatively recent IPO companies, strong revenue growth, and companies that we have in the past competed with for same-level talent.

Compensation Composition

The total compensation package for our executive officers consists of a mix of fixed compensation and share-based compensation. We believe such a structure is well-placed for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executive officers.

●	Fixed Compensation. Our executive officers receive a fixed base salary, which is paid based on the services provided, and intended to compensate each officer according to the scope of his or her duties.
●	Share-Based Compensation. We maintain a long-term incentive plan, which provides for awards of options and RSUs. We believe that it is important for the majority of our executive officers’ compensation to be delivered in the form of share-based compensation, creating greater alignment of the interests of key employees with those of shareholders and allowing us and our subsidiaries to attract and retain key employees.

Salaries and benefits provided are established in accordance with our compensation strategy. This fixed portion of compensation seeks to recognize the value of each of the executive officer positions and contribute to the retention of our management team, which provides greater stability and quality in our activities.

In addition, we believe that our share-based compensation drives further retention of key executives and ensures alignment between their interests and those of our shareholders. Share-based compensation is also defined based on market data on our Peer Group and on the compensation strategy adopted. For more information on the ownership of our shares by our directors and officers, see “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders.”

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

Form 20-F | 2022	237

There is currently no compensation or benefits linked to the occurrence of a particular corporate transaction.

Board of Directors

Since 2020, we have engaged paid independent board members who receive compensation made up of a mix of cash and share-based compensation. We did not proportionate compensation for our directors in any specific ratio between cash and equity, but note that all paid directors received compensation that was primarily weighted towards equity compensation as a means of creating greater alignment to our long-term goals and the interests of our shareholders.

In connection with our initial public offering, we adopted a director compensation policy, which governs compensation paid to our existing non-employee directors as follows:

●	A fixed board membership annual equity retainer; and
●	Each non-employee director that serves as either the chairperson or a member of one of our board committees is expected to receive an additional amount in connection with such committee participation or chair position.

Form 20-F | 2022	238

Compensation Tables

The total Board compensation for the year ended December 31, 2022 was US$2.4 million, or US$295.6 thousand per board member.

For the year ended December 31, 2022, the proportion of each element in the total compensation paid by Nu Holdings Ltd. and its controlled companies to the Executive Officers and Board of Directors was as follows:

Type of Compensation	Executive Officers(1)	Board of Directors
Fixed compensation	3%	7%
Share-based compensation	97%	93%
Total	100%	100%

(1)       Our executive officers received fixed compensation from our controlled companies.

The maximum, minimum and average aggregate compensation paid to members of our board of directors and our executive officers for the years ended December 31, 2022, 2021 and 2020 are presented in the table below.

The maximum executive officer compensation considers the US$78.0 million in expenses related to the 2021 Contingent Share Award (CSA) that was accrued in the year until its cancellation in November 2022, and therefore, does not reflect any amount actually received by any of the executive officers. Excluding the expenses related to the 2021 Contingent Share Award (CSA), the maximum, minimum and average compensation of the executive officers for the year ended December 31, 2022 would be US$5.8 million, US$350.5 thousand, and US$2.5 million, respectively.

	Executive Officers As of and for the year ended December 31,			Board of Directors As of and for the year ended December 31,
	2022	2021	2020	2022	2021	2020
	(in US$ million)
Maximum	78.3	29.1	8.3	0.5	0.5	0.4
Minimum	1.6	29.1	8.3	0.2	0.5	0.4
Average	11.2	8.9	8.3	0.3	0.4	0.4

Notes:

1.	Minimum compensation reflects members of our board of directors and our executive officers that were members for the full year. For 2022, the minimum number reflects six executive officers and six board members that were members for the full year. The average and maximum compensation reflect eight board of director members and nine executive officers that were members during the year.

2.	Equity compensation included in the figures above reflects the equity expense values for each of the relevant years from grants that the members received during their appointment as executive officers and board members.

Form 20-F | 2022	239

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

Authorized Shares. The total number of shares authorized for issuance under our equity incentive plans (including the Omnibus Incentive Plan and the SOP, as defined below) is 933,760,320. As of December 31, 2022, 223,843,776 were available for issuance, and there were 101,276,327 options and 72,401,895 RSUs granted and outstanding, vested and unvested, under the Omnibus Incentive Plan and the SOP.

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

Awards. The Omnibus Incentive Plan provides for the grant of options and RSUs.

Options:

●	Price. The exercise price of each option is set by the board of directors (or our chief executive officer as applicable) and stated in each award agreement. The exercise price of each option for U.S. taxpayers (except with respect to substitute awards) will be at least the fair market value of the shares on the grant date. For non-U.S. taxpayers the exercise price will be determined by our board in its sole discretion. In no event will the exercise price of an option be less than the par value of a share.

Form 20-F | 2022	240

●	Term. The options expire after a maximum period of ten (10) years from the grant date, or on the date established in the respective award agreement.
●	Vesting. Each option will become exercisable as the board of directors (or our chief executive officer as applicable) determines and as set forth in the applicable award agreement.
●	Exercise Method. The options are exercised by their holders through delivery of an exercise notice to us establishing the number of options with respect to which the option is being exercised, accompanied by full payment of the option price.
●	Rights of Holders of the Options. Except as otherwise stated in an award agreement, option holders will not have any shareholder rights (e.g., the right to receive cash payments, dividends or distributions attributable to the shares underlying the option or voting rights to shares underlying the option) until the options have been exercised and the respective shares delivered.

RSUs:

●	Restrictions. At the time of grant, our board of directors (or our chief executive officer as applicable) may establish a period of restriction or any other additional restrictions, including the satisfaction of performance goals applicable to RSUs. RSUs cannot and may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or before the satisfaction of any other applicable restrictions.
●	Settlement of RSUs. The RSUs may be settled in cash or shares, as determined and specified in the award agreement.
●	Voting Rights and Dividends. Unless otherwise specified in the award agreement, the holders of RSUs do not have rights as shareholders, including any voting rights or rights to dividends or dividend equivalents, until the RSUs have been settled and the respective shares delivered.
●	Creditor’s Rights. Holders of RSUs will have no other rights beyond those of a general creditor of ours or our affiliates.
●	Delivery of Shares. Shares will be delivered to holders of RSUs after the end of the restricted period and after any other terms and conditions set forth in the award agreement have been satisfied.

Termination of Service. In the event of a termination of service, any RSUs that are not vested are automatically canceled, without payment of consideration and any unvested options will be automatically forfeited.

Change in Control. In the event of a change in control, the awards shall be treated in accordance with the transaction agreement and, if not specified, the board of directors has the discretion to continue, assume, substitute, cancel, suspend exercise (in order to allow the transaction to close) or accelerate, in whole or in part, the awards.

Term. The Omnibus Incentive Plan shall be in full force and effect for a period of ten (10) years and shall automatically terminate thereafter.

Form 20-F | 2022	241

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

Form 20-F | 2022	242

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

2021 Contingent Share Award (CSA)

On November 22, 2021, the Company granted Mr. Vélez (through its holding company Rua California Ltd.) the right under the 2021 Contingent Share Award (CSA) to be issued: (i) a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$35.30 per share.

The 2021 Contingent Share Award accounted for nearly 100% of Mr. Vélez’s total compensation.

In determining the awards, our board of directors took into consideration Mr. Vélez’s unparalleled leadership and contributions since the inception of Nu, his past and expected future contributions to us and our Board of Directors’ desire to provide meaningful incentives to achieve our ambitious company goals.

On November 29, 2022, Mr. Vélez informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award, and the Company agreed to terminate the award at the request of Mr. Vélez. Our Board of Directors and leadership development, diversity and compensation committee agreed to the termination of the 2021 Contingent Share Award (CSA) on the basis that it has constituted a unilateral transfer of future value from Mr. Vélez to the Company – and, consequently, all shareholders – and has not impacted his roles and responsibilities as our Chairman and CEO. Mr. Vélez has not received any consideration for the termination of the 2021 Contingent Share Award (CSA).

Mr. Vélez’s decision to seek termination of the 2021 Contingent Share Award (CSA) considered a number of factors, including: (i) efficiency – as a result of the termination of the 2021 Contingent Share Award, the Company will no longer need to recognize the share-based expenses related thereto. This is expected to bring savings in the aggregate amount of US$355.6 million in the seven years following the termination date and contribute to the Company’s strong focus on efficiency associated with the ongoing macroeconomic environment; and (ii) dilution – the termination of the 2021 Contingent Share Award (CSA) will avoid the potential dilution of the shareholders of the Company in an amount equivalent to up to 2% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis).

Form 20-F | 2022	243

The termination of the 2021 Contingent Share Award (CSA) resulted in a one-time, non-cash recognition of expenses in the total amount of US$355.6 million in the 2022 fourth quarter results of the Company, according to accounting guidelines set forth under the International Financial Reporting Standard 2 on Share-based Payment issued by the International Accounting Standards Board, or the “IFRS 2”. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award (CSA).

Mr. Vélez has also reinforced his long-term commitment to Nu and his confidence that his ownership of over 20% of the Company’s share capital (through the holding company Rua California Ltd.) already serves to align his interest with those of our shareholders in the current environment. As such, Mr. Vélez has communicated to our Board of Directors and development, diversity and compensation committee that he declines any new compensation in 2022 or in 2023, in the form of performance based, long-term equity incentive awards or otherwise.

Upon the granting of the 2021 Contingent Share Award (CSA), the Company determined its fair value using a Monte Carlo simulation model, which uses multiple input variables to determine the probability of satisfying the market conditions requirements. The fair value of the 2021 Contingent Share Award (CSA) was estimated at US$423 million and, as required by the applicable accounting guidelines, was expected to be recognized by the Company as share-based compensation expenses. As noted above, the 2021 Contingent Share Award was terminated in November 2022.

C.	Board Practices

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

Audit and Risk Committee

Our Audit and Risk Committee consists of Rogério Paulo Calderón Peres, Anita Mary Sands, Jacqueline Dawn Reses and Thuan Quang Pham, with Rogério Paulo Calderón Peres serving as chairperson. Our board of directors has determined that Rogério Paulo Calderón Peres, Anita Mary Sands Jacqueline Dawn Reses and Thuan Quang Pham meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our Audit and Risk committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The duties and responsibilities of our Audit and Risk Committee include:

●	appointing and overseeing the work and compensation of any accounting firm engaged for the purposes of preparing or issuing an audit report or performing audit, review or attest services for us, including our independent registered public accounting firm;

Form 20-F | 2022	244

●	pre-approving the audit services and non-audit services to be provided by our independent registered public accounting firm;
●	discussing the scope and results of the audit with our independent registered public accounting firm, and reviewing, with management and our independent registered public accounting firm, our interim and year-end results of operations;
●	resolving any disagreements between management and our independent registered public accounting firm;
●	evaluating the independence and performance of our independent registered public accounting firm;
●	overseeing our internal audit function;
●	reviewing and discussing with management and our independent registered public accounting firm our financial statements and public disclosures of our financial information;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for complaints regarding accounting, internal controls or audit matters;
●	reviewing and monitoring our risk management policies and procedures;
●	advising our board of directors regarding the systematic review of our risk exposure to economic sectors, geographic areas and risk types;
●	overseeing our cybersecurity risk management, and discussing with management our cybersecurity program; and
●	reviewing related-party transactions.

Our Audit and Risk Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Leadership Development, Diversity and Compensation Committee

Our Leadership Development, Diversity and Compensation Committee consists of Jacqueline Dawn Reses, Douglas Mauro Leone Luis Alberto Moreno Mejía and David Alexandre Marcus, with Jacqueline Dawn Reses serving as chairperson. The duties and responsibilities of our Leadership Development, Diversity and Compensation Committee include:

●	approving or making recommendations to our board of directors regarding the compensation of our executive officers and key service providers;
●	reviewing and approving the compensation of the members of our board of directors;
●	reviewing our management succession planning;
●	reviewing and evaluating our executive compensation and benefits policies;
●	reviewing and approving grants of equity compensation awards to our executive officers;

Form 20-F | 2022	245

●	reviewing and discussing with our executive officers and other members of management, outside counsel and compensation consultants our public disclosures regarding our compensation policies, programs and practices for executive officers;
●	reviewing our programs and practices related to human capital management metrics;
●	reviewing our leadership development process for senior management; and
●	reviewing and assessing our workforce inclusion and diversity and the administration of compensation programs in a nondiscriminatory manner.

Our Leadership Development, Diversity and Compensation Committee operates under a written charter which satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, subject to certain exemptions under the rules thereof for foreign private issuers and controlled companies.

Stakeholders’ Committee

Our Stakeholders’ Committee consists of Cristina Helena Zingaretti Junqueira, David Vélez Osorno, Daniel Krepel Goldberg and Luis Alberto Moreno Mejía, with Cristina Helena Zingaretti Junqueira, one of our executive officers, serving as chairperson. The Stakeholders’ Committee takes into consideration and monitors our key stakeholders’ interests and provides insights and recommendations to our board of directors intended to create long-term value for shareholders and other key stakeholders. The Stakeholders’ Committee’s main duties and responsibilities are:

●	overseeing our relationships and notable interactions with key stakeholders, as identified by our board of directors from time to time;
●	engaging with our senior management with regard to our strategies on environmental, social and governance policies and programs and other matters of import to our key stakeholders, as determined by our board of directors from time to time;
●	reviewing the initiatives and metrics we use to measure our progress towards such strategies, policies, programs and other matters of import, and evaluating our progress towards the same;
●	advising our board of directors and senior management regarding matters and initiatives that may affect our key stakeholders’ interests; and
●	reviewing our list of key stakeholders and related strategies, policies, programs and other matters of import from time to time, and recommending any changes to our board of directors as the Stakeholders’ Committee deems appropriate.

Form 20-F | 2022	246

Controlled Company Exception

As of the date of this annual report, David Vélez Osorno beneficially owns 88.6% of our Class B ordinary shares, representing 76.1% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

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

D.	Employees

As of December 31, 2022, 2021 and 2020, we had 8,049, 6,068, and 2,929 employees, respectively. As of December 31, 2022 all of our employees were based in our offices in Brazil, Mexico, Colombia, Uruguay, the United States and Germany.

The table below breaks down our full-time personnel by function as of December 31, 2022:

Function	Number of employees	% of Total
Technology	1,972	24.5%
Sales and Marketing	1,004	12.5%
Customer Support	2,974	36.9%
General and Administrative	2,099	26.1%
Total	8,049	100%

Form 20-F | 2022	247

Our employees in Brazil are affiliated with the unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.	Share Ownership

The shares and any outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders.”

Item 7. Major shareholders and related-party transactions

A.       Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of December 31, 2022 by:

●	each person, or affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares; and
●	each of our directors and executive officers, individually.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire on or before March 1, 2023, which is 60 days after December 31, 2022, through the exercise of any option, warrant or other right. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, we have included shares subject to RSUs for which the service-based vesting condition has been satisfied or would be satisfied within 60 days of December 31, 2022 in the calculation of shares to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A ordinary shares or Class B ordinary shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding (3,602,854,813 Class A ordinary shares and 1,091,933,041 Class B ordinary shares).

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nu Holdings Ltd., Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

Form 20-F | 2022	248

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%
Executive Officers and Directors
David Vélez Osorno(2)	22,645,885	0.6%	969,441,397	88.8%	76.1%
Douglas Mauro Leone(3)	(*)	(*)	—	—	(*)
Anita Sands	(*)	(*)	—	—	(*)
Daniel Krepel Goldberg	(*)	(*)	—	—	(*)
Luis Alberto Moreno Mejía	(*)	(*)	—	—	(*)
Jacqueline Dawn Reses	(*)	(*)	—	—	(*)
Rogério Paulo Calderón Peres	(*)	(*)	—	—	(*)
Cristina Helena Zingaretti Junqueira(4)	4,586,981	0.1%	122,491,644	11.2%	9.6%
Guilherme Marques do Lago	(*)	(*)	—	—	(*)
Youssef Lahrech	(*)	(*)	—	—	(*)
Jagpreet Singh Duggal	(*)	(*)	—	—	(*)
Henrique Camossa Saldanha Fragelli	(*)	(*)	—	—	(*)
Thuan Quang Pham	(*)	(*)	—	—	(*)
Marco Antônio Martins de Araújo Filho	(*)	(*)	—	—	(*)
Alex Ceballos	_	_	—	—	_
Suzana Kubric	(*)	(*)	—	—	(*)
Vitor Guarino Olivier	(*)	(*)	—	—	(*)
5% Shareholders
Rua California Ltd.(2)	22,645,885	0.6%	969,441,397	88.8%	76.1%
Entities affiliated with Sequoia Capital(5)	576,115,894	12.3%	—	—	2.3%
Entities affiliated with DST(6)	415,539,300	8.9%	—	—	1.6%
Entities affiliated with Tencent(7)	281,732,604	6.0%	—	—	1.1%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our ordinary shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, as a single class. Holders of our Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share. For more information about the voting rights of our Class A ordinary shares and Class B ordinary shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association”

Form 20-F | 2022	249

(2)	Consists of 22,645,885 Class A shares and 967,941,397 Class B shares held of record by Rua California Ltd. and 1,500,000 Class B shares held of record by Mariel Lorena Reyes Milk, the wife of Mr. Vélez. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd. and Mariel Lorena Reyes Milk.
(3)	Excludes the shares listed in footnote 5 below held of record by entities affiliated with Sequoia Capital. Mr. Leone disclaims beneficial ownership of the shares held by the funds in footnote 5 below. The address for Mr. Leone is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(4)	Consists of (i) 114,211,350 Class A ordinary shares, (ii) 2,301,444 Class B ordinary shares and (iii) 120,190,200 Class B ordinary shares held of record by CHJZ Investments Ltd. Cristina Helena Zingaretti Junqueira may be deemed to have voting and dispositive power over the shares held by CHJZ Investments Ltd.
(5)	Consists of (i) 112,048,954 Class A ordinary shares held of record by SC USG VI DE Investments, L.L.C., or “USG VI”; (ii) 290,769,426 Class A ordinary shares held of record by SC USV XIV DE Investments, L.L.C., or “USV XIV”; (iii) 27,198,116 Class A ordinary shares held of record by Sequoia Capital Fund, L.P., or “SCF”; (iv) 5,276,693 Class A ordinary shares held of record by Sequoia Capital Fund Parallel, LLC, or “SCFP”; and (v)140,822,705 Class A ordinary shares held of record by Sequoia Grove II, LLC, or “Sequoia Grove”. SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund VI, L.P. and Sequoia Capital U.S. Growth VI Principals Fund, L.P., collectively, the “SCGF VI Funds”, which together own 100% of the outstanding ordinary shares of USG VI; (ii) the general partner of SC U.S. Venture XIV Management, L.P., which is the general partner of each of Sequoia Capital U.S. Venture Fund XIV, L.P., Sequoia Capital U.S. Venture Partners Fund XIV, L.P. and Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P., collectively, the “SC USV XIV Funds,” which together own 100% of the outstanding ordinary shares of Sequoia Capital USV XIV Holdco, Ltd., which is the sole member of USV XIV; and (iii) the General Partner of Sequoia Capital Fund Management, L.P. which is the general partner of SCF and the managing member of SCFP. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by USG VI, USV XIV, SCF and SCFP. Sequoia Grove Manager, LLC is the manager of Sequoia Grove. As a result, Sequoia Grove Manager, LLC may be deemed to share voting and dispositive power with respect to the shares held by Sequoia Grove. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(6)	Consists of (i) 329,494,500 Class A ordinary shares held of record by DST-NB Investments Limited., or “DST-NB;” (ii) 34,958,700 Class A ordinary shares held of record by DST Investments XVIII, L.P., or “DST XVIII;” (iii) 33,104,550 Class A ordinary shares held of record by DST-NB Investment VI Limited or “DST VI;” and (iv) 17,981,550 Class A ordinary shares held of record by DST Co-Invest-NB Investment Limited, or “DST Co-Invest,” and collectively with DST- NB, DST XVIII and DST VI, the “DST Global Limited Partnerships.” The DST Global Limited Partnerships are each controlled by their respective general partner, DST Managers V Limited or DST Managers VI Limited, or collectively, the “DST Global General Partners.” The DST Global General Partners, as applicable, hold ultimate voting and investment power over the shares held by the DST Global Limited Partnerships. Despoina Zinonos is the President of each of the DST Global General Partners. The address for each of the DST Global Limited Partnerships is c/o Trident Trust Company (Cayman) Limited, One Capital Place, PO Box 847, Grand Cayman, KY1-1103, Cayman Islands.
(7)	Consists of (i) 272,913,684 Class A ordinary shares held of record by Tencent Cloud Europe B.V., or “Tencent Cloud”; and (ii) 8,818,920 Class A ordinary shares held of record by Silver Alternative Holding Limited., or “Silver.” Tencent Holdings Limited may be deemed to have beneficial ownership over 272,913,684 Class A Ordinary Shares held of record by Tencent Cloud Europe B.V., a company incorporated in the Netherlands beneficially owned and controlled by Tencent Holdings Limited through Aceville Pte. Ltd., a company incorporated in Singapore wholly owned by TCH Delta Limited. TCH Delta Limited is a company incorporated in the British Virgin Islands wholly owned by Tencent Holdings Limited. Tencent Holdings Limited may also be deemed to have beneficial ownership over 8,818,920 Class A Ordinary Shares held of record by Silver Alternative Holding Limited, a company incorporated in the Cayman Islands controlled by Tencent Holdings Limited. The registered address for Tencent Cloud is Buitenveldertselaan 1 - 5, 1082 VA, Amsterdam, the Netherlands and the registered address for Silver is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The holders of our Class A ordinary shares and Class B ordinary shares have identical rights, except that (1) holders of Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share; (2) holders of Class B ordinary shares have certain conversion rights; (3) holders of Class B ordinary shares are entitled to preemptive rights in the event that there is an increase in our share capital or additional ordinary shares are issued in order to maintain their proportional ownership interest; and (4) holders of Class B ordinary shares have certain consent rights. For more information see “Item 10. Additional Information —B. Memorandum and Articles of Association.”

Form 20-F | 2022	250

B.       Related Party Transactions

Marketing Agreement with Rodamoinho Produtora de Eventos Ltda.

Rodamoinho Produtora de Eventos Ltda., or “Rodamoinho,” is controlled by Larissa de Macedo Machado (Anitta). On June 30, 2021, we entered into a marketing agreement with Rodamoinho for a term of five years, pursuant to which we agreed to pay a total of US$6,808,313 (R$35,950,617) in exchange for Rodamoinho providing us certain marketing and publicity services. We will satisfy a portion of this payment by the issuance of RSUs. Larissa de Macedo Machado was part of our Board of Directors but she left this position on September 21, 2022 and is no longer considered a related party.

Investors’ Rights Agreement

We are party to a registration rights agreement, dated as of November 18, 2021, which provides, among other things, that certain holders of our share capital have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Registration Rights” for additional information regarding the registration rights.

Contingent Share Award

See “Item 6. Directors, Senior Management and Employees—B Compensation -. Employee Benefit and Share Plans—2021 Contingent Share Award (CSA)” for more information.

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

Form 20-F | 2022	251

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

C.       Interests of Experts and Counsel

Not applicable.

Item 8. Financial information

A.       Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Form 20-F | 2022	252

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

Form 20-F | 2022	253

On October 14, 2021, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “Getnet,” filed a lawsuit against our Brazilian subsidiary Nu Pagamentos and Mastercard Brasil Soluções de Pagamento Ltda., or “Mastercard Brasil,” seeking a reduction of the interchange fees charged on the value of sale and purchase transactions carried out on Getnet point of sale devices using Nu Pagamentos debit cards, to a maximum fee of either 0.5% or 0.8%. Getnet’s claim alleges that as a result of its economic dependence on Mastercard as a payment scheme settlor, it does not have the ability to freely cease from contracting with Nu Pagamentos. In addition, Getnet’s claim alleges damages estimated at R$64 million resulting from the higher interchange fees that currently apply as compared to the reduced fees sought by it. On October 18, 2021, the trial court judge dismissed Getnet’s relief request for a preliminary injunction, ruling that the matter required further evidentiary support and an opportunity for the defendants to present a defense. On February 16, 2023, the claim was dismissed by the Court. Getnet still has the chance of filing an appeal to the State Court of Sao Paulo to challenge the award, however, we estimate the likelihood of loss in this proceeding as remote. On January 18, 2023 Banco Safra filed a much similar lawsuit against Nubank and Mastercard on the exact same grounds as GetNet. On April 10, 2023 both defendants filed their defenses and we are currently waiting for further developments.

As of December 31, 2022, we have provisions recorded in our consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of US$ 17.9 million, and have made judicial deposits in an aggregate amount of US$18.9 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to Regulatory Matters and Litigation—Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.”

For further information, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Significant Changes

None.

Form 20-F | 2022	254

Item 9. The offer and listing

A.       Offer and Listing Details

Not applicable.

B.       Plan of Distribution

Not applicable.

C.       Markets

On January 6, 2022, we completed our global offering. Our Class A ordinary shares have been listed on the New York Stock Exchange under the symbol “NU” and our BDRs on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) under the symbol “NUBR33”.

On September 15, 2022, our Board of Directors approved the process for the voluntary discontinuation of our Level III BDR Program, with the subsequent cancellation of our registration with the CVM as a foreign public issuer of category “A” securities. Such process would encompass the following options to the BDR holders: (i) exchange Level III sponsored BDR for Level I (by the listing of a new sponsored BDR Level I Program); (ii) receive Class A shares in exchange for Level III DBRs; or (iii) receive the proceeds of the sales of the BDRs through a sales facility process, being option (i) the default option in case of no response from the BDR holder. On December 22, 2022, the CVM Board authorized our request, except for the request that option (i) be the default option in case of no response from the BDR holder.

After review, on April 5, 2023 our Board of Directors approved a new plan, which encompasses the following options to the BDR holders: (i) receive Class A shares in exchange for Level III DBRs; (ii) exchange Level III sponsored BDR for Level I unsponsored BDR (by the listing of a new unsponsored BDR Level I Program to be carried out by Banco Bradesco S.A.); or (iii) receive the proceeds of the sales of the BDRs through a sales facility process, being option (iii) the default option in case of no response from the BDR holder.

We believe that the new plan, with the delivery of Level I unsponsored BDRs, does not bring any harm to current and future holders of our BDRs, and at the same time, will allow us to further optimize processes and costs, and continue to offer Brazilian investors a direct and simplified way to be exposed to our securities.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Form 20-F | 2022	255

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

As of the date of this annual report, our authorized share capital is US$324,022.94, consisting of 48,603,441,210 shares of par value US$0.000006666666667 each, and we have 3,602,854,813 Class A ordinary shares (including Class A ordinary shares underlying the BDRs), and 1,091,933,041 Class B ordinary shares issued and outstanding. The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as ordinary shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

At the date of this annual report, we have no shares in the treasury.

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

Form 20-F | 2022	256

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

We have not provided for cumulative voting for the election of directors in our Memorandum and Articles of Association.

Form 20-F | 2022	257

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

Form 20-F | 2022	258

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

Options

As of December 31, 2022, we had outstanding options to purchase an aggregate of 101,276,327 Class A ordinary shares, with a weighted-average exercise price of approximately US$0.72 per share, under our equity compensation plans.

RSUs

As of December 31, 2022, we had outstanding 72,401,895 Class A ordinary shares subject to RSUs under our Omnibus Incentive Plan. Our outstanding RSUs will generally vest upon the satisfaction of a time-based condition. For the majority of our outstanding RSUs under our Omnibus Incentive Plan, the time-based condition will be satisfied upon completion of three years from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments, subject to continued service through each such vesting date. Grants issued to new employees have a cliff period of one year, which requires them to stay at least for one year if they want to exercise any options.

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

Form 20-F | 2022	259

Demand Registration Rights

Based on the number of our shares outstanding as of December 31, 2022, the holders of up to 4,122,940,042 Class A ordinary shares will be entitled to certain demand registration rights. At any time beginning six months after the effective date of our initial public offering (i.e. December 8, 2021), the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least US$50,000,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

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

Form 20-F | 2022	260

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

Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. Extraordinary general meetings of shareholders may be held where the directors decide.

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

Form 20-F | 2022	261

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

Changes to Capital

Pursuant to our Memorandum and Articles of Association, we may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

Form 20-F | 2022	262

●	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association and the Shareholder’s Agreement, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase its own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the
●	Companies Act, including out of our own capital.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such ordinary share. The board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the ordinary shares transferred are free of any lien in favor of us; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Form 20-F | 2022	263

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

Form 20-F | 2022	264

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

Form 20-F | 2022	265

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

Register of Shareholders

Our Class A ordinary shares offered are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A ordinary shares. Under Cayman Islands law, we must keep a register of shareholders that includes:

●	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Form 20-F | 2022	266

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

Form 20-F | 2022	267

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

Form 20-F | 2022	268

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

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021-1011.

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

D.       Exchange Controls

There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Form 20-F | 2022	269

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations to the U.S. Holders (as defined below) of owning and disposing of Class A ordinary shares or BDRs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our Class A ordinary shares or BDRs. This discussion applies only to a U.S. Holder that holds Class A ordinary shares or BDRs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, the “Code,” known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

Form 20-F | 2022	270

●	certain financial institutions;
●	insurance companies;
●	real estate investment trusts or regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding Class A ordinary shares or BDRs as part of a straddle, wash sale, hedging transaction, conversion transaction or other integrated transaction or entering into a constructive sale with respect to Class A ordinary shares or BDRs;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;
●	tax-exempt entities, including an “individual retirement account,” or Roth IRA;
●	persons holding Class A ordinary shares or BDRs that own or are deemed to own 10% or more of our shares (by vote or value);
●	persons owning Class A ordinary shares or BDRs in connection with a trade or business conducted outside of the United States; or
●	entities or arrangements classified as partnerships for U.S. federal income tax purposes.

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

A “U.S. Holder” is a beneficial owner of Class A ordinary shares or BDRs that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns BDRs will be treated as the owner of the underlying Class A ordinary shares represented by those BDRs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges BDRs for the underlying Class A ordinary shares represented by those BDRs.

Form 20-F | 2022	271

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A ordinary shares or BDRs in their particular circumstances.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company, or “PFIC,” as described below.

Taxation of Distributions

Any distributions paid on our Class A ordinary shares or BDRs, other than certain pro rata distributions of our Class A ordinary shares or BDRs, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion in “Passive Foreign Investment Company Rules" below, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. The NYSE, on which the Class A ordinary shares are listed, is an established securities market in the United States and we anticipate that our Class A ordinary shares should qualify as readily tradable, although there can be no assurances in this regard. Because the BDRs are not listed on a United States stock exchange, it is not entirely clear whether distributions on BDRs will be treated as “qualified dividend income” and therefore taxable to certain non-corporate U.S. holders at favorable rates applicable to long-term capital gains. Accordingly, noncorporate U.S. holders should consult their own tax advisors regarding the taxation of dividends paid on our BDRs.

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

Sale or Other Disposition of Class A Ordinary Shares or BDRs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares or BDRs will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A ordinary shares or BDRs for more than one year. Long-term capital gains of individuals and other non-corporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A ordinary shares or BDRs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or other disposition of BDRs, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax. See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Form 20-F | 2022	272

Foreign Tax Credits

On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent a U.S. Holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on Class A Ordinary Shares or BDRs. U.S. Holders should therefore consult their tax advisors as to the availability of foreign tax credits for any amounts withheld with respect to dividends on Class A Ordinary Shares or BDRs.

In addition, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition. Consequently, a U.S. Holder currently is not expected to be able to claim a foreign tax credit for any Brazilian tax imposed on any gains from the sale or exchange of Class A Ordinary Shares or BDRs. However, a U.S. Holder may, at its election, deduct such Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average value (generally determined on a quarterly basis) of our assets consists of assets that produce, or are held for the production of, “passive income.” We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation where we own, directly or indirectly, more than 25% (by value) of the corporation’s stock. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Cash is generally a passive asset for these purposes.

The application of the PFIC rules to businesses that undertake banking activities is unclear under present U.S. federal income tax law. Such businesses generally derive a substantial part of their income from assets that are interest bearing or that otherwise would be considered passive under the PFIC rules. The IRS issued the 2021 Proposed Regulations, and previously issued a notice in 1989 (Notice 89-81, or the “Notice”) and the 1995 Proposed Regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception.” The 2021 Proposed Regulations are proposed to be effective for taxable years of shareholders beginning on or after the date such regulations are finalized (but can electively be applied earlier), while the 1995 Proposed Regulations are proposed to be effective for taxable years beginning after December 31, 1994 and provide that taxpayers may apply the 1995 Proposed Regulations to a taxable year beginning after December 31, 1986, provided the 1995 Proposed Regulations are consistently applied to that taxable year and all subsequent taxable years.

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

Form 20-F | 2022	273

Based on the 1995 Proposed Regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Among other reasons, whether we were a PFIC in 2022 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares and BDRs, which could be volatile) may vary from time to time. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares or BDRs, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A ordinary shares or BDRs, even if we ceased to meet the threshold requirements for PFIC status.

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

Alternatively, if we were a PFIC and if the Class A ordinary shares or BDRs were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A ordinary shares and BDRs would be treated as “regularly traded” for any calendar year if more than a de minimis quantity of the Class A ordinary shares or BDRs, as applicable, were traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. The NYSE, on which the Class A ordinary shares are listed, is a qualified exchange for this purpose. A non-U.S. exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not identified specific non-U.S. exchanges that are “qualified” for this purpose. Although we expect that the B3, on which our BDRs are listed, would constitute a qualified exchange, there can be no assurance in this regard or as to whether the mark-to-market election would otherwise be available with respect to the BDRs. Once made, the election cannot be revoked without the consent of the IRS unless the Class A ordinary shares or BDRs, if applicable, cease to be marketable.

Form 20-F | 2022	274

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

Form 20-F | 2022	275

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

Form 20-F | 2022	276

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

Income Tax

Dividends

Dividends arising from BDRs and our shares and paid by us should not be subject to taxation in Brazil when paid in favor of a Non-Resident Holder.

Form 20-F | 2022	277

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

For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or “TJLP,” as determined by the Central Bank of Brazil from time to time, and the amount of the deduction may not exceed the greater of:

●	50% of net profits (after deduction of social contribution on net profits before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on net equity) for the period in respect to which the payment is made; or
●	50% of the sum of retained profits and profit reserves as of the year date of the beginning of the period in respect of which the payment is made.

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

Form 20-F | 2022	278

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

As a general rule, capital gains realized on the disposition of assets located in Brazil are equal to the difference between the amount in reais realized on the sale or exchange of the assets and their acquisition cost, without any correction for inflation. In this sense, note that there is an ongoing discussion on whether the capital gains should be calculated in reais or in the foreign currency at which the investment was originally carried out Capital gains realized by a Non-Resident Holder on a sale or disposition of BDRs carried out on B3, which includes transactions carried out on the organized over-the-counter, or “OTC market,” are:

●	exempt from income tax when the Non-Resident Holder (1) has performed its investment in Brazil pursuant to the rules of CMN Resolution No. 4,373/14 of the Brazilian National Monetary Council, or a “4,373 Holder;” and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
●	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; or
●	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

As of January 1, 2017 capital gains arising on disposals of BDRs carried out outside B3 may be subject to progressive rates varying from 15% up to 22.5% (or 25% if the Non-Resident Holder is located in a Low or Nil Tax Jurisdiction). While such potential increase is not applicable to transactions carried out within the B3, there could be different interpretations on whether or not such rules would be applicable to a Non-Resident Holder in non-organized OTC market transactions.

Therefore, capital gains assessed on a sale or disposition of BDRs that is not carried out on the B3 or the organized OTC market are, subject to the discussion in the prior paragraph, currently subject to: (1) income tax at a rate of 15% up to 22.5% when realized by any Non-Resident Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction; and (2) income tax at a rate of 25% when realized by a Non-Resident

Holder resident or domiciled in a Low or Nil Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized OTC market with an intermediary, a withholding income tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Form 20-F | 2022	279

In the case of a redemption of shares by us, as well as on the withdrawal of BDRs in exchange for our shares, the positive difference between the amount received (or the market price of our shares received) by the Non-Resident Holder and the acquisition cost of the corresponding BDRs disposed of will be treated as capital gain derived from a transaction of BDRs carried out outside B3 and is therefore subject to income tax at a rate of 15% or up to 25%, as described above.

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

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”

Brazilian law imposes a tax on transactions involving bonds and securities IOF/Bonds, including those carried out on B3. The rate of IOF/Bonds applicable to transactions involving us is currently zero. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

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

I.       Subsidiary Information

Not applicable.

Form 20-F | 2022	280

Item 11. Quantitative and qualitative disclosures about market risk

We are exposed to different risks arising from our activities. Our risk monitoring adapts as new risks and threats emerge.

Market Risk

Market risk is the possibility of losses arising from changes in the market values of financial instruments, including the risk of changes in interest rates and stock prices for instruments classified in the trading book and the risk of changes in exchange rates and commodity prices for instruments classified in the trading book or banking book.

The interest rate of the banking book (IRRBB) is the risk, current or prospective, of the impact of adverse interest rate movements on our capital and earnings, for instruments classified in the banking book.

The business areas, in the first line of defense, are responsible for managing market and IRRBB risks. There is a market and IRRBB risk control structure, independent of the business units (second line of defense), which is responsible for the processes and tools for measuring, monitoring, controlling and reporting market risk and IRRBB, continuously checking adherence to approved policies and limits.

All trades are classified into two books: the banking book and the trading book. We have a specific policy with criteria for classifying financial instruments in these two books. The trading book comprises instruments, including derivatives, held for trading purposes. The banking book is made up of other financial instruments.

Market and IRRBB risk management is based on metrics that are reported to the Asset Liability Management, or “ALM”, and Capital Technical Forum and the Risk Committee.

Management is authorized to use financial instruments, as described in our internal policies for hedging market risk and exposures to IRRBB, based on the metrics and limits established and approved in accordance with our risk appetite statement (RAS). Additionally, hedge accounting may or may not be used, in accordance with our internal policies, to align accounting treatment with management practice.

Our main market risk factors are interest rate risk and exchange rate risk of our activities in Brazil, where our main operations are located.

Interest Rate Risk

Interest rate risk arises from our daily activities: credit card, personal loans, cash management and sources of funding. This risk is mitigated with our use of derivative instruments.

The tables below show the sensitivities in the fair values of the financial instruments (assets, liabilities and derivatives), in two different scenarios:

1) A standard +1bp (0.01% p.a.) shock in each curve that we have exposure (BRL risk free rate, BRL inflation rate, USD risk free rate and MXN risk free rate). These shocks are known as DV01 sensitivities.

2) a specific shock for each one of the curves:

●	+400bp (4% p.a.) in the BRL risk free rate;

Form 20-F | 2022	281

●	+245bp (2.45% p.a.) in the BRL inflation rate;
●	+200bp (2% p.a.) in the USD risk free rate;
●	+400bp (4% p.y.) in the MXN risk free rate.

Those shocks are standardized shocks defined by the BIS for the IRRBB (interest rate risk in the banking book), except for the BRL inflation rate, which was calculated based multiplying the BRL risk free rate shock (400bp) by the 1% percentile of the 5 year historical distribution of the daily relation between BRL inflation rates and BRL risk free rate.

Financial instruments have their fair values calculated under current conditions and also in each one of the two scenarios described. The sensitivity value is the difference between the fair value in each scenario and the fair value under normal market conditions. Positive values represent gains and negative values represent losses in fair values.

The sensitivity analysis as of December 31, 2022 are set forth below:

Sensitivities to 1 bp (0.01%) Shocks - Brazilian risk-free interest curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(23)	(23)	0	15	0	0	2	(29)
7 Months to 12 Months	(7)	(28)	0	24	0	0	1	(10)
1 year to 2 years	(1)	(17)	0	16	0	2	2	2
2 years to 3 years	0	(1)	0	2	0	0	2	3
3 years to 4 years	0	0	0	0	0	0	(1)	(1)
4 years to 5 years	0	0	0	0	0	0	(4)	(4)
More than 5 Years	0	0	0	0	0	0	(3)	(3)
Total	(31)	(69)	0	57	0	2	(1)	(42)

Form 20-F | 2022	282

Sensitivities to 400 bps (4%) shocks - Brazilian risk-free interest curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(9,097)	(9,221)	(119)	6,156	113	0	998	(11,170)
7 Months to 12 Months	(2,856)	(11,065)	0	9,776	0	0	381	(3,764)
1 year to 2 years	(254)	(6,927)	0	6,346	0	603	984	752
2 years to 3 years	(37)	(516)	0	757	0	0	698	902
3 years to 4 years	0	(72)	0	172	0	0	(205)	(105)
4 years to 5 years	0	(9)	0	0	0	0	(1,772)	(1,781)
More than 5 Years	0	0	0	133	0	0	(1,195)	(1,062)
Total	(12,244)	(27,810)	(119)	23,340	113	603	(111)	(16,228)

Sensitivities to 1 bp (0.01%) Shocks - IPCA coupon curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	0	0	0	0	0	0
7 Months to 12 Months	0	0	0	0	0	0	0	0
1 year to 2 years	0	0	0	0	0	0	(1)	(1)
2 years to 3 years	0	0	0	0	0	0	(1)	(1)
3 years to 4 years	0	0	0	0	0	0	(1)	(1)
4 years to 5 years	0	0	0	0	0	0	(1)	(1)
More than 5 Years	0	0	0	30	0	0	(30)	0
Total	0	0	0	30	0	0	(34)	(4)

Form 20-F | 2022	283

Sensitivities to 245 bp (2.45%) Shocks - IPCA coupon curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	0	0	0	0	(14)	(14)
7 Months to 12 Months	0	0	0	0	0	0	(44)	(44)
1 year to 2 years	0	0	0	0	0	0	(149)	(149)
2 years to 3 years	0	0	0	0	0	0	(228)	(228)
3 years to 4 years	0	0	0	0	0	0	(307)	(307)
4 years to 5 years	0	0	0	0	0	0	(347)	(347)
More than 5 Years	0	0	0	7,308	0	0	(7,447)	(139)
Total	0	0	0	7,308	0	0	(8,536)	(1,228)

Sensitivities to 1 bp (0.01%) Shocks - MXN Risk Free Rate

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(10)	0	0	0	2	0	0	(8)
7 Months to 12 Months	(2)	0	0	0	5	0	0	3
1 year to 2 years	(1)	0	0	0	7	0	0	6
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(13)	0	0	0	14	0	0	1

Form 20-F | 2022	284

Sensitivities to 400 bp (4%) Shocks - MXN Risk Free Rate

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(3,819)	(56)	(3)	0	701	0	0	(3,177)
7 Months to 12 Months	(893)	0	0	0	2,092	0	0	1,199
1 year to 2 years	(373)	0	0	0	2,803	0	0	2,430
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(5,085)	(56)	(3)	0	5,596	0	0	452

Sensitivities to 1 bp (0.01%) Shocks - USD risk free rate

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	(0)	0	0	0	(7)	(8)
7 Months to 12 Months	0	0	(2)	0	0	0	(19)	(20)
1 year to 2 years	0	0	(14)	0	0	0	(35)	(49)
2 years to 3 years	0	0	(19)	0	0	0	(18)	(38)
3 years to 4 years	0	0	(1)	0	0	0	(3)	(3)
4 years to 5 years	0	0	(3)	0	0	0	(1)	(4)
More than 5 Years	0	0	0	0	0	0	1	1
Total	0	0	(38)	0	0	0	(82)	(121)

Form 20-F | 2022	285

Sensitivities to 200 bp (2%) Shocks - USD risk free rate

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	(27)	0	0	0	(1,500)	(1,527)
7 Months to 12 Months	0	0	(350)	0	0	0	(3,713)	(4,064)
1 year to 2 years	0	0	(2,702)	0	0	0	(7,097)	(9,799)
2 years to 3 years	0	0	(3,877)	0	0	0	(3,634)	(7,511)
3 years to 4 years	0	0	(137)	0	0	0	(506)	(643)
4 years to 5 years	0	0	(595)	0	0	0	(257)	(852)
More than 5 Years	0	0	0	0	0	0	233	233
Total	0	0	(7,689)	0	0	0	(16,474)	(24,163)

Foreign Exchange Rate Risk

Our functional currency is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. As of December 31, 2022 none of the entities in our corporate structure had significant financial instruments in a currency other than their respective functional currencies.

We decided not to hedge our foreign exchange exposure originated by our investments in Brazil, Colombia and Mexico. As a result, our financial statements may present significant gains or losses in other comprehensive income due to translation of the financial statements of the subsidiaries due to the relevance of these operations compared to our own operations.

The table below shows possible impacts on the value of these investments. It considers a shock of 33.6% in the U.S. dollar/Brazilian reais exchange rate. This shock was calculated using the 90th percentile of the distribution of annual returns, considering a five year window. For other exchange rates, a 10% standardized shock was used.

Subsidiary	Country	Net Equity
		As of December 31, 2022	Shock	Increase/ Decrease
		(in US$ thousands)	(in percentage)	(in US$ thousands)
Nu México	Mexico	577,782	10.0	57,778
Nu Finaztechnologie	Germany	6,103	10.0	610
Nu Colombia	Colombia	74,495	10.0	7,450
Nu Argentina	Argentina	784	10.0	78
Olivia IP	Brazil	1,844	33.6	619
FIP	Brazil	1,694,470	33.6	568,878
Total		2,355,478		635,413

Form 20-F | 2022	286

The major foreign exchange exposure is originated by our investments in the Brazilian subsidiaries, presented above as FIP – Brazil. Our Brazilian subsidiaries have operating costs in Brazilian reais, U.S. dollars and in Euros. The costs incurred in reais are not hedged by the subsidiaries nor by Nu Holdings. However, certain costs in other currencies, e.g. U.S. dollars and Euros, or intercompany loans in U.S. dollars may be hedged by our Brazilian subsidiaries with futures contracts, traded on the B3 exchange, at the beginning of each fiscal year, based on the then-existing projections of these costs, or when there is new exposure. Hedge transactions are unwound as costs and loans are paid, and recalibrated when our internal cost projections change. As a result, the financial statements of our subsidiaries have minor exposures to currencies different to their functional currencies after taking effect of the hedge transactions.

Credit Risk

We define credit risk mainly, as:

●	Counterparty risk: the possibility of failure to meet contractual obligations related to the settlement of transactions with financial assets, which also includes derivative financial instruments;
●	The possibility of losses associated with the failure of a signatory to loan operations to meet the financial obligations under the contractually agreed terms;
●	The possibility of depreciation or reduction in financial instruments expected earnings due to observed credit quality deterioration of a signatory to loan operations; and
●	The possibility of incurring any recovery cost related to the credit quality deterioration of a loan signatory or counterparty, such as disbursement to honor warranties, co-obligations and credit commitments or any forbearance cost of a financial instrument.

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

Form 20-F | 2022	287

Regarding past due customers, their payment behavior is continuously tracked and monitored in order to improve policies and approaches to collect debt. Our collection strategies and policies depend on customer profiles and model scores and they aim to maximize the recovery amounts.

Liquidity Risk

We define liquidity risk as the possibility that we will not be able to:

-	efficiently meet our expected and unexpected, current and future obligations without affecting our daily operations and without incurring significant losses;
-	negotiate a position at market price, due to its large size in relation to the volume normally transacted or due to some discontinuity in the market.

Liquidity Risk is managed by the business areas in the first line of defense. The Market and Liquidity Risk area is independent from the business areas and is responsible for controlling liquidity risk, through the calculation and daily reporting of the metrics used to the business areas, as well as the assessment of the limits established for these metrics, in line with our risk appetite. Metrics are also reported to the Asset Liability Management and Capital Technical Forum and to the Risk Committee. The Risk Committee is responsible for defining the Liquidity Risk appetite.

The liquidity risk management framework uses data from future cash flows, applying a severe stress scenario to these cash flows, in order to ensure that the volume of high quality liquid assets we hold is sufficient to guarantee our resilience even in very adverse situations.

We have a Liquidity Contingency Plan (LCP), which establishes responsibilities, procedures and action plans to face situations of liquidity crisis. The action plans described in the LCP are aimed at restoring liquidity indicators to adequate levels.

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

Form 20-F | 2022	288

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

At the executive level, our ALM technical forum is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring, and recommending capital- related action plans to our risk committee.

Regulatory Capital

Nu Pagamentos and Nu Financeira, our 100%-owned indirect subsidiaries organized in Brazil, are regulated and authorized to operate by the Central Bank of Brazil.

Nu Pagamentos

As a regulated payment institution, Nu Pagamentos is required to comply with the capital requirements set forth in Central Bank Circular No. 3,681/13. The minimum capital required from payment institutions is equivalent to 2.0% of the higher of (i) the average monthly payment volume over the last 12 months and (ii) the balance of electronic currencies. As of December 31, 2022, the adjusted shareholders’ equity of Nu Pagamentos of US$1.1 billion (R$6 billion) was equivalent to 28.9% of the average monthly payment volume from the preceding 12 months (which was higher than the balance of electronic currencies) and significantly higher than the regulatory minimum of 2.0%.

Form 20-F | 2022	289

Nu Financeira Financial Conglomerate

As a regulated financial institution, Nu Financeira, together with its consolidated subsidiaries, or collectively the “Nu Financeira Financial Conglomerate,” are required to comply with the capital requirements set by CMN Resolution No. 4,958/21, as amended. The minimum capital adequacy ratio required from financial institutions in Brazil (total capital ratio, or “TCR”) is typically equivalent to up to 10.5% of their total risk-weighted assets, or “RWAs.”

As of December 31, 2022, the capital position of the Nu Financeira Financial Conglomerate was US$1.1 billion (R$5.8 billion), equivalent to a TCR of 21.4%, significantly higher than its commitment of 10.5%.

Nu Mexico Financiera

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly Akala, S.A. de C.V., (“Akala”), a Mexican Financial Cooperative Association (“SOFIPO”) and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (capitalization level or “nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology. In December 2022, Nu Mexico Financiera received the formal approval from the CNBV to execute the migration of its credit card portfolio. A capital injection equivalent to US$603,8 million was made in the regulated entity along with the credit card portfolio migration to support the transferred Risk Weighted Assets (RWA). The whole Mexican operation will be executed henceforth in the regulated entity.

Nu Colombia

Nu Colombia is in the process of requesting the “licencia de compañía de financiamiento”, a license from the SFC (“Superintendencia Financiera de Colombia”) which would allow it to offer several consumer credit and deposit products. In August 2022, the SFC granted the incorporation license for “Nu Colombia Compañía de Financiamiento S.A.”, and by the end of October 2022 the incorporation was completed. The next step is to receive the operational license. Once “Nu Colombia Compañía de Financiamiento S.A.’’ becomes operational, we expect the regulator to require it to comply with the capital ratio defined in the solvency margin law or "Ley de margen de solvencia”.

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

The combined minimum capital requirement for Nu Pagamentos and the Nu Financeira Financial Conglomerate was equivalent to approximately US$743 million (R$3.9 billion) as of December 31, 2022. Our managerial regulatory capital, including (i) the capital position we had at the level of our regulated entities plus our cash position at Nu Holdings amounted to a capital position of approximately US$3.5 billion (R$18 billion) as of December 31, 2022. This managerial capital base was equivalent to approximately 5x of our minimum required capital.

If both Nu Pagamentos and Nu Financeira Financial Conglomerate were subject to the capital requirements set by BCB 200/22, considering the phase in period stated on the regulation, as amended, our managerial capital adequacy ratio would have been 30.5% as of December 31, 2022 after taking into account the managerial capital base, which includes the capital positions of the regulated entities in Brazil and our cash position at Nu Holdings Ltd.

For additional information regarding the capital requirements to which we are subject under Central Bank Circular No. 3,681/13 and CMN Resolution No. 4,958/21, as amended, see “Item 4. Information on the Company— B. Business Overview— Regulatory Overview—Brazil—Other Rules—Prudential Framework and Limits of Exposure.”

Form 20-F | 2022	290

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

The rights of our Class A ordinary shareholders are governed by the laws of the Cayman Islands and the provisions of our Memorandum and Articles of Association. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” The rights of holders of BDRs are governed by the laws and regulations of Brazil, as well as the provisions of the deposit agreement.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

●	the rules and regulations applicable to BDRs, particularly CMN Resolution No. 3,568/08, CVM Instructions No. 332 and 480, as amended, and the Central Bank of Brazil Circular No. 3,691/13, as amended; and
●	the deposit agreement, copies of which are available for review upon request.

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

Form 20-F | 2022	291

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

Form 20-F | 2022	292

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

Dividends and Other Cash Distributions

It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future. However, in the event of any future dividend, the BDR Depositary will distribute any dividends or other cash distributions paid by us to our shareholders, including the holders of BDRs. Such dividends will be paid to the BDR Depositary, which will convert this dividend or distribution into Brazilian reais by means of a foreign exchange transaction entered into with an authorized exchange agent, and distribute the net amount received to the holders of BDRs entitled to it, in proportion to the number of BDRs held by them; provided, however, that in the event that we or the BDR Depositary are required to withhold a portion of the dividend or other cash distribution on account of taxes, the amount distributed to holders of BDRs will be reduced accordingly. The BDR Depositary will distribute only the amount that may be distributed without allocating to any BDR holder a fraction of a centavo by rounding to the next lower whole centavo. No interest or other compensation will be payable by us or any other compensation for the period between the date on which the dividends and other cash distributions are paid abroad and the date on which the funds are credited to BDR holders in Brazil.

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

No interest or other compensation shall be payable by us for the period between the date on which dividends and other cash distributions are paid abroad and the date on which the funds are credited to the holders of BDRs in Brazil. Before making a distribution, any withholding taxes that must be paid under applicable law will be deducted.

Form 20-F | 2022	293

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

Changes Affecting Deposited Class A Ordinary Shares

If we do any of the following:	Then the following will apply:
Effect a split of Class A ordinary shares.	Each BDR will automatically reflect its equal value of the new deposited Class A ordinary shares.
Effect a reverse split of Class A ordinary shares.	The BDR Depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of our Class A ordinary shares deposited with the custodian.
Recapitalize, amalgamate, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action.	The BDR Depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of our Class A ordinary shares deposited with the custodian.

Form 20-F | 2022	294

Voting Rights of BDRs

A BDR holder has the right to instruct the BDR Depositary to vote the amount of our Class A ordinary shares represented by such BDRs. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” However, a BDR holder may not know about a meeting sufficiently in advance to instruct the BDR Depositary to exercise its voting rights with respect to our Class A ordinary shares held by the custodian. After receiving such call notice, the BDR Depositary shall, within a short period of time, send a communication to the holders of BDRs, at the addresses they maintain with the BDR Depositary and/ or registered with B3 and the respective brokers or custody agents, which shall contain (a) the information contained in the notice received by the BDR Depositary, and (b) a statement that the holders of BDRs shall be entitled to send their voting instruction to the BDR Depositary until 5 (five) business days before the date of the meetings, by filling out a voting instruction according to the model to be forwarded together with the communication mentioned above. The voting instruction may be delivered via facsimile, mail or in person, at an address to be indicated by the BDR Depositary in the respective notice, within the period mentioned above.

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

Form 20-F | 2022	295

Cancellation of Registration before the CVM

We may cancel registration with the CVM for the trading of BDRs on the B3. If we elect to do so, we must immediately inform the BDR Depositary of this request and follow the procedures to discontinue the BDR program as set forth in the Issuer’s Manual of the B3. Please refer to “Item 9—The offer and listing—C. Markets” for more details on our process of discontinuation of the level III BDR and cancellation of our registry as a foreign issuer in Brazil.

Depositary Fees

The BDR Depositary has advised that holders of BDRs will be subject to the following fees: (a) for issuance or cancellation of BDRs, a fee of R$0.10 per BDR issued or canceled will be paid to the BDR Depositary, (b) in respect of any dividend declared and paid by us, no fees will be paid to the BDR Depositary, (c) in respect of other cash distribution made by us, no fees will be paid to the BDR Depositary, and (d) in respect of a transfer of ownership of BDRs out of the stock exchange (by over-the-counter transfer process, causa mortis, court permit, donation and others), a fixed fee of R$50.00 will be paid to the BDR Depositary. The BDR Depositary has further advised us that the foregoing fees relating to issuance or cancellation of BDRs will be payable by the investor through a brokerage house, and that the dividends and distributions will be discounted by the amount of the fee at the time that such dividend or distribution is paid.

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

Form 20-F | 2022	296

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

Limitations on Obligations and Liability to Holders of BDRs

The deposit agreement expressly limits our obligations and the obligations of the BDR Depositary, as well as our liability and the liability of the BDR Depositary. We and the BDR Depositary:

●	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
●	are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the deposit agreement;
●	are not liable if either of us exercises discretion permitted under the deposit agreement; and
●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

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

Requirements for Depositary Services

Before the BDR Depositary delivers or registers transfers of BDRs, makes a distribution on BDRs or permits withdrawal of our Class A ordinary shares, the BDR Depositary may require:

●	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A ordinary shares or other deposited securities;
●	production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and
●	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The BDR Depositary may refuse to deliver, transfer or register transfers of BDRs generally when the books of the BDR Depositary are closed or at any time if the BDR Depositary believes it advisable to do so.

Form 20-F | 2022	297

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

D.       American Depositary Shares

Not applicable.

Form 20-F | 2022	298

PART II

Item 13. Defaults, dividend arrearages and delinquencies

A.       Defaults

No matters to report.

B.       Arrears and Delinquencies

No matters to report.

Form 20-F | 2022	299

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

After deducting the total expenses, we received net proceeds of approximately US$2.6 billion from our initial public offering. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File No. 333-260649). The information on our F-1 is not incorporated by reference into this annual report.

Form 20-F | 2022	300

Item 15. Controls and procedures

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.       Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS issued by International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022, and the material weaknesses previously reported in our 2021 Annual Report on Form 20-F filed on April 21, 2022 were remediated.

Additionally, as stated in its report, our internal control over financial reporting as of December 31, 2022 has been audited by KPMG Auditores Independentes Ltda, an independent registered public accounting firm.

C.       Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda, has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2022, which is included herein.

D.       Changes in Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, our management identified two material weaknesses in our internal control over financial reporting related to the lack of (i) IT systems change management processes and (ii) IT user identity and access management processes.

Form 20-F | 2022	301

We took actions to remediate the material weaknesses relating to our internal controls over financial reporting, as described below. The controls and processes we implemented to remediate the identified material weakness included:

(i) IT systems change management processes

▪ improvement of change management processes and controls for microservices and third-party applications.

(ii) IT user identity and access management processes

▪ improvement of processes and controls for granting, reviewing and revoking access to systems. We also established periodic access review procedures.

As a result of the remediation activities and controls in place as of December 31, 2022 described above, we have remediated our previously disclosed material weaknesses as of such date.

Form 20-F | 2022	302

Item 16.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert, as that term is defined by the SEC, and he meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations.

ITEM 16B. Code of Ethics

We have adopted a Code of Conduct and a Whistleblower Policy that apply to all of our employees, interns and service providers, as well as our officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Code of Conduct is currently posted on the investor relations website (www.investors.nu). Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference.

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

We have adopted a Disclosure Policy, Corporate Governance Policy, Insider Trading Policy, ESG Policy, Privacy Policy and the Pre-Approval Policies and Procedures for Audit and Non-Audit Services, that apply to all of our employees, officers and directors and posted the full text of such policies on the governance section of our website, www.investidores.nu/en/. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference. We intend to disclose future amendments to our policies on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F.

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. (“KPMG”) for the years ended December 31, 2022 and 2021.

Form 20-F | 2022	303

	2022	2021
	(in thousands of dollars)
Audit fees	1,076.7	745.2
Audit-related fees	24.7	396.2
Tax fees	12.7	9.2
All other fees	9.4	15.1
Total	1,123.5	1,165.7

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

All Other Fees

All other fees are fees billed for assurance services related to ESG (Environmental, Social and Governance) and sustainability assurance services.

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

Form 20-F | 2022	304

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

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

●	the majority independent director requirement under Section 303A.01 of the NYSE listing rules;
●	the requirement under Section 303A.05 of the NYSE listing rules that a compensation committee composed solely of independent directors governed by a compensation committee charter oversee executive compensation;
●	the requirement under Section 303A.04 of the NYSE listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee composed solely of independent directors;
●	the requirement under Section 303A.08 of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a share option or purchase plan or other arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants;
●	the requirement under Section 312.03 of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common or ordinary shares) that equal 20% or more of the issuer’s outstanding common or ordinary shares or voting power prior to such issuance or sale; and
●	the requirement under Section 303A.03 of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Form 20-F | 2022	305

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

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;

Form 20-F | 2022	306

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company;
●	an exempted company may register as a segregated portfolio company; and
●	an exempted company may register as a special economic zone company.

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

Share Capital

Under Cayman Companies Act, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:

●	paying distributions or dividends to members;
●	paying up unissued shares of the company to be issued to members as fully paid bonus shares;
●	any manner provided in section 37 of the Cayman Companies Act;
●	writing off the preliminary expenses of the company; and
●	writing off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

Notwithstanding the foregoing, no distribution or dividend may be paid to members out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course of business.

Form 20-F | 2022	307

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

A subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Form 20-F | 2022	308

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

Form 20-F | 2022	309

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

Form 20-F | 2022	310

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

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration: (1) as to the solvency of the consolidated or surviving company; (2) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) that no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) that no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) that a list of the assets and liabilities of each constituent company; (7) that the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) that an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Form 20-F | 2022	311

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Form 20-F | 2022	312

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

In principle, we would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of our company in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Section 303A.04, which requires that a company have a nominations committee composed solely of “independent directors” as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Section 303A.05, which requires that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.

Form 20-F | 2022	313

●	Section 312.03, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized.

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

However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed the nature of his interest to the board of directors. Our Memorandum and Articles of Association provide that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and, subject to certain exceptions, a director may not vote or be counted in the quorum on any resolution of the board in respect of any contract or arrangement or proposal in which he or she or any of his or her close associates have a material interest. Following such disclosure, and subject to the foregoing sentence and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

Form 20-F | 2022	314

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

Form 20-F | 2022	315

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

Form 20-F | 2022	316

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

Form 20-F | 2022	317

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Form 20-F | 2022	318

PART III

Item 17. Financial statements

We have responded to Item 18 in lieu of this item.

Form 20-F | 2022	319

Item 18. Financial statements

Financial Statements are filed as part of this annual report. See pages F-1 to F-114 to this annual report.

Form 20-F | 2022	320

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
3.1**	Memorandum and Articles of Association of Nu (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.1**	Deposit Agreement among the registrant, the depositary and holders of the BDRs (incorporated herein by reference to Exhibit 4.1 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.2**	Registration Rights Agreement by and among the registrant and certain holders of its shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.3**	Shareholder’s Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd. (incorporated herein by reference to Exhibit 4.3 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
8.1*	List of subsidiaries.
10.1**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
10.2**	Nu Holdings Ltd. 2021 Employee Share Purchase Plan and related form agreements (incorporated herein by reference to Exhibit 10.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
10.3**	Nu Holdings Ltd. 2020 Omnibus Incentive Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.3 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
10.4**	Nu Holdings Ltd. 2016 Share Option Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.4 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).

Form 20-F | 2022	321

10.5**	License Agreement, dated as of January 29, 2014, between Mastercard International Incorporated and EO2 Soluções de Pagamento S.A., including the Acceptance Letter, dated as of January 29, 2014; the Summary of Licenses Granted, dated as of January 29, 2014; and the Supplement to the Mastercard License Agreement, dated as of January 29, 2014 (incorporated herein by reference to Exhibit 10.5 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
10.6**	License Agreement, dated as of April 24, 2020, between Mastercard International Incorporated and Nu Pagamentos S.A., including the First Amendment to the License Agreement, dated as of April 24, 2020; the Summary of Licenses Granted, dated as of April 24, 2020; and the Supplement to the Mastercard License Agreement, dated as of April 24, 2020 (incorporated herein by reference to Exhibit 10.6 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
10.7**	License Agreement, dated as of January 3, 2019, between Mastercard International Incorporated and Nu Bn Mexico S.A. de C.V., including the Acceptance Letter, dated as of January 3, 2019; the Summary of Licenses Granted, dated as of January 3, 2019; and the Supplement to the Mastercard License Agreement, dated as of January 3, 2019 (incorporated herein by reference to Exhibit 10.7 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
10.8**	Investment Agreement, dated as of September 10, 2020, between Nu Holdings Ltd., Nu Financeira S.A., Nu Pagamentos S.A., Easynvest Holding Financeira S.A., Easynvest Título Corretora de Valores S.A., Easynvest Participações S.A., Easynvest Corretora de Seguros Ltda., Easynvest Gestão de Recursos Ltda. and the shareholders named therein (incorporated herein by reference to Exhibit 10.8 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
23.1*	Consent of KPMG Auditores Independentes Ltda.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Previously filed.

Form 20-F | 2022	322

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

“consumer finance” is the combination of Credicard Card and Lending Businesses

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

Form 20-F | 2022	323

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

Form 20-F | 2022	324

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

“STF” means the Federal Supreme Court of Brazil (Supremo Tribunal Federal)

“squads” is the term used to refer to Nu teams that work within the same scope of operations, e.g., Controllership Squad, FP&A Squad.

“SUSEP” means the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados).

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

Form 20-F | 2022	325

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nu Holdings Ltd.

April 20, 2023

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno
Title:	Chairman and Chief Executive Officer

By:	/s/ Guilherme Marques do Lago
Name:	Guilherme Marques do Lago
Title:	Chief Financial Officer

Form 20-F | 2022	326

Form 20-F | 2022	327

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Nu Holdings Ltd.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nu Holdings Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Allowance for expected credit losses on amounts receivable from credit cards and loans to customers

As discussed in Notes 4(a), 5(a) 13 and 14 to the consolidated financial statements, the Company has allowance for expected credit losses (ECL) related to amounts receivable from credit cards and loans to customers totaling US$1,350,891 thousand as of December 31, 2022. The Company recognizes a lifetime ECL for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month ECL for all other contracts (stage 1). To calculate ECL the Company segregates the portfolios of amounts receivable from credit cards and loans to customers into homogeneous risk groups based on shared credit risk characteristics, determined by internal scoring models, and estimates the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) for each group. The Company’s calculation of ECL also reflects possible future macroeconomic scenarios for which it projects the following variables: gross domestic product (GDP); the inflation rate; the unemployment rate; and the basic interest rate (Selic).

We identified the measurement of the allowance for expected credit losses related to receivables from credit cards and loans to customers as a critical audit matter. Complex auditor judgment was required to evaluate the ECL estimate as it involves significant measurement uncertainties as a result of the complexity of the models and the subjectivity of the assumptions, specifically: (i) the overall ECL methodology, including the methods and models used to estimate the PDs, EADs and LGDs and their respective assumptions, as well as the selection of the macroeconomic variables incorporated into the calculation; and (ii) the identification of a SICR (stage 2) and credit impaired exposures (stage 3).

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s ECL process, including controls related to the models, assumptions, and methodology for estimating the ECL including the selection of the macroeconomic variables and the identification of credit impaired and SICR contracts. We involved credit risk professionals with specialized skills and knowledge, who assisted in:

(i) evaluating the overall ECL methodology;

(ii) assessing the models and modeling techniques by inspecting model documentation to determine whether the models are suitable for their intended use;

(iii) performing an independent recalculation of the Company’s estimates of PD, EAD and LGD using the Company's historical data and forward-looking information;

(iv) evaluating the relevance of the variables considered in the future macroeconomic scenarios through regression analysis of the historical correlation of these variables and credit risk; and

(v) testing the accuracy of the allocation of stages according to the Company's criteria for a selection of amounts receivable from credit cards and loans to customers through independent reperformance of the allocation.

Assessment of the value in use of the Investment cash generating unit

As discussed in Notes 1(e), 4(k) and 5(d) to the consolidated financial statements, the Company’s Investment cash generating unit has a carrying amount of US$ 423,473 thousand, which includes goodwill related to the acquisition of Easynvest of US$ 381,125 thousand, as of December 31, 2022. The Company allocates goodwill to cash generating units (CGUs) and performs an impairment test over these CGUs at least annually or when there are events or circumstances that indicate that the carrying amount of a CGU exceeds its recoverable amount. Initially, the Company calculates the recoverable amount of a CGU based on its value in use, determined by discounting the future cash flows expected to be generated by the continued use of the CGU’s assets and its final disposal.

We identified the assessment of the value in use of the Investment CGU as a critical audit matter. The calculation of the value in use of the Investment CGU using a discounted cash flow model requires the Company to make subjective assumptions, including the discount rate and the future growth of the CGU. Future growth assumptions include both forecast cash flows for 10 years, based on historical results and the Company’s budget, and a projected long-term growth rate based on inflation expectations. A high degree of subjective auditor judgment was required to evaluate the discount rate and the future growth assumptions used in the discounted cash flow model.

The following are the primary procedures we performed to address this critical audit matter:

We evaluated the design and tested the operational effectiveness of certain internal controls related to the Company’s assessment of the value in use of the Investment CGU, including controls related to the review of the budget process and the selection, review and approval of the discount rate and the future growth assumptions used in the discounted cash flow model.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in evaluating:

(i) the Company’s forecasted cash flow growth rates by comparing them to the budget and supporting documentation, including, in certain cases, publicly available market data, and assessing the impacts to such cash flows of internal and/or external economic factors;

(ii) the discount rate used by comparing its components to publicly available market data;

(iii) the long-term growth rate used by comparing it to publicly available market data; and

(iv) the Company’s ability to accurately forecast by comparing the Company’s historical cash flow forecasts to actual subsequent cash flows.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2018.

São Paulo - Brazil
April 20, 2023

Consolidated Statements of Profit or Loss

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. Dollars, except loss per share)

	Note	2022	2021	2020

Interest income and gains (losses) on financial instruments	6	3,555,213	1,046,746	382,922
Fee and commission income	6	1,237,018	651,277	354,211
Total revenue		4,792,231	1,698,023	737,133
Interest and other financial expenses	6	(1,547,903)	(367,344)	(113,924)
Transactional expenses	6	(176,427)	(117,119)	(126,815)
Credit loss allowance expenses	7	(1,404,911)	(480,643)	(169,485)
Total cost of financial and transactional services provided		(3,129,241)	(965,106)	(410,224)
Gross profit		1,662,990	732,917	326,909

Operating expenses
Customer support and operations	8	(335,363)	(190,509)	(123,950)
General and administrative expenses (G&A)	8	(1,333,267)	(628,901)	(266,024)
G&A - Contingent share award (CSA) termination	10b	(355,573)	-	-
G&A - Other	8	(977,694)	(628,901)	(226,024)
Marketing expenses	8	(152,997)	(79,574)	(19,426)
Other income (expenses)	8	(150,264)	(4,097)	(9,535)
Total operating expenses		(1,971,891)	(903,081)	(418,935)

Results with convertible instruments		-	-	(101,152)
Loss before income taxes		(308,901)	(170,164)	(193,178)

Income taxes
Current taxes	27	(473,345)	(219,824)	(22,338)
Deferred taxes	27	417,612	224,654	44,025
Total income taxes		(55,733)	4,830	21,687

Loss for the year		(364,634)	(165,334)	(171,491)
Loss attributable to shareholders of the parent company		(364,578)	(164,993)	(171,491)
Loss attributable to non-controlling interests		(56)	(341)	-

Loss per share – Basic and Diluted	9	(0.0780)	(0.1030)	(0.1304)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	9	4,676,977	1,602,126	1,315,578

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	2022	2021	2020

Loss for the year		(364,634)	(165,334)	(171,491)

Other comprehensive income or loss:

Effective portion of changes in fair value		(29,795)	2,705	8,302
Changes in fair value reclassified to profit or loss		18,007	(242)	(8,223)
Deferred income taxes		2,815	(1,025)	(31)
Cash flow hedge	18	(8,973)	1,438	48

Changes in fair value		(22,053)	3,046	-
Deferred income taxes		(1,986)	(1,305)	-
Financial assets at fair value through other comprehensive income		(24,039)	1,741	-

Currency translation on foreign entities		2,580	(13,855)	(50,100)

Total other comprehensive income (loss) that may be reclassified to profit (loss) subsequently		(30,432)	(10,676)	(50,052)

Changes in fair value - own credit adjustment	19	2,008	(1,051)	(219)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		2,008	(1,051)	(219)
Total other comprehensive income (loss), net of tax		(28,424)	(11,727)	(50,271)
Total comprehensive income (loss) for the year, net of tax		(393,058)	(177,061)	(221,762)
Total comprehensive income (loss) attributable to shareholders of the parent company		(393,002)	(176,720)	(221,762)
Total comprehensive income (loss) attributable to non-controlling interests		(56)	(341)	-

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	2022	2021

Assets
Cash and cash equivalents	11	4,172,316	2,705,675
Financial assets at fair value through profit or loss		133,643	918,332
Securities	12	91,853	815,962
Derivative financial instruments	18	41,485	101,318
Collateral for credit card operations	21	305	1,052
Financial assets at fair value through other comprehensive income		9,947,138	8,163,428
Securities	12	9,947,138	8,163,428
Financial assets at amortized cost		13,684,484	6,982,835
Credit card receivables	13	8,233,072	4,780,520
Loans to customers	14	1,673,440	1,194,814
Compulsory and other deposits at central banks	15	2,778,019	938,659
Other receivables	16	521,670	50,349
Other financial assets		478,283	18,493
Customer crypto safeguarding asset	33	18,313	-
Other assets	17	541,903	232,915
Deferred tax assets	27	811,050	360,752
Right-of-use assets		18,982	6,426
Property, plant and equipment		27,482	14,109
Intangible assets	1	182,164	72,337
Goodwill	1	397,397	401,872
Total assets		29,934,872	19,858,681

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	2022	2021
Liabilities
Financial liabilities at fair value through profit or loss		218,174	102,380
Derivative financial instruments	18	9,425	87,278
Instruments eligible as capital	19	11,507	12,056
Repurchase agreements		197,242	3,046
Financial liabilities at amortized cost		23,448,892	14,706,713
Deposits	20	15,808,541	9,667,300
Payables to network	21	7,054,783	4,882,159
Borrowings and financing	22	585,568	147,243
Securitized borrowings	22	-	10,011
Salaries, allowances and social security contributions		90,587	97,909
Tax liabilities		511,017	241,197
Lease liabilities		20,353	7,621
Provision for lawsuits and administrative proceedings	23	17,947	18,082
Deferred income	24	41,688	30,657
Deferred tax liabilities	27	41,118	29,334
Customer crypto safeguarding liability	33	18,313	-
Other liabilities		636,000	182,247
Total liabilities		25,044,089	15,416,140

Equity
Share capital	28	83	83
Share premium reserve	28	4,963,774	4,678,585
Accumulated gain (losses)	28	64,577	(128,409)
Other comprehensive income (loss)	28	(137,651)	(109,227)
Equity attributable to shareholders of the parent company		4,890,783	4,441,032
Equity attributable to non-controlling interests		-	1,509
Total equity		4,890,783	4,442,541
Total liabilities and equity		29,934,872	19,858,681

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the year		-	-	(364,578)	-	-	-	-	(364,578)	(56)	(364,634)
Share-based compensation granted, net of shares withheld for employee taxes	10	-	-	201,991	-	-	-	-	201,991	-	201,991
Share-based compensation - contingent share award (CSA) termination	10b	-	-	355,573	-	-	-	-	355,573	-	355,573
Stock options exercised		-	4,505	-	-	-	-	-	4,505	-	4,505
Shares issued on business acquisition	1	-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	28	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Deconsolidation of subsidiary	3	-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	28
Cash flow hedge		-	-	-	-	(8,973)	-	-	(8,973)	-	(8,973)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(24,039)	-	(24,039)	-	(24,039)
Currency translation on foreign entities		-	-	-	2,580	-	-	-	2,580	-	2,580
Own credit adjustment		-	-	-	-	-	-	2,008	2,008	-	2,008
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783	-	4,890,783

	Attributable to shareholders of the parent company
				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	-	(468)	438,111	-	438,111
Loss for the year	-	-	(164,993)	-	-	-	-	(164,993)	(341)	(165,334)
Share-based payments granted, net of shares withheld for employee taxes	-	-	139,025	-	-	-	-	139,025	-	139,025
Stock options exercised	-	12,252	-	-	-	-	-	12,252	-	12,252
Shares issued on business acquisition	-	277,575	-	-	-	-	-	277,575	-	277,575
Issuance of preferred shares (Series F-1)	5	400,910	-	-	-	-	-	400,915	-	400,915
Issuance of preferred shares (Series G)	3	399,997	-	-	-	-	-	400,000	-	400,000
Issuance of preferred shares (Series G-1)	28	399,972	-	-	-	-	-	400,000	-	400,000
Issuance of shares under the customer program and IPO (note 1b)	2	2,602,024	-	-	-	-	-	2,602,026	-	2,602,026
Transactions costs from IPO (note 1b)	-	(47,545)						(47,545)	-	(47,545)
Shares repurchased	-	(4,607)	-	-	-	-	-	(4,607)		(4,607)
Increase in non-controlling interests	-	-	-	-	-	-	-	-	1,850	1,850
Other comprehensive income or loss, net of tax
Cash flow hedge	-	-	-	-	1,438	-	-	1,438	-	1,438
Other comprehensive income (loss)	-	-	-	-	-	1,741	-	1,741	-	1,741
Currency translation on foreign entities	-	-	-	(13,855)	-	-	-	(13,855)	-	(13,855)
Own credit adjustment	-	-	-	-	-	-	(1,051)	(1,051)	-	(1,051)
Balances as of December 31, 2021	83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541

	Attributable to shareholders of the parent company
				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2019	45	631,246	28,189	(46,981)	1	-	(249)	612,251	-	612,251
Loss for the year	-	-	(171,491)	-	-	-	-	(171,491)	-	(171,491)
Share-based payments granted, net of shares withheld for employee taxes	-	-	40,861	-	-	-	-	40,861	-	40,861
Stock options exercised	-	6,776	-	-	-	-	-	6,776	-	6,776
Shares repurchased	-	(15)	-	-	-	-	-	(15)	-	(15)
Other comprehensive income or loss, net of tax
Cash flow hedge	-	-	-	-	48	-	-	48	-	48
Currency translation on foreign entities	-	-	-	(50,100)	-	-	-	(50,100)	-	(50,100)
Own credit adjustment	-	-	-	-	-	-	(219)	(219)	-	(219)
Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	-	(468)	438,111	-	438,111

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	2022	2021	2020

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the year		(364,634)	(165,334)	(171,491)
Adjustments:
Depreciation and amortization	8	35,581	17,339	7,428
Credit loss allowance expenses	7	1,440,922	503,679	187,790
Deferred income taxes	27	(417,612)	(224,654)	(44,025)
Customer Program	1	-	11,180	-
Provision for lawsuits and administrative proceedings	23	(1,174)	2,818	227
Unrealized losses (gains) on other investments		848	(39,280)	-
Unrealized losses (gains) on financial instruments		17,794	19,338	48,433
Interest accrued		32,479	11,077	39,521
Contingent share award (CSA) - termination	10b	355,573	-	-
Share-based payments		253,203	157,324	35,569
Others		8,203	-	-
Total		1,361,183	293,487	103,452

Changes in operating assets and liabilities:
Securities		(1,102,864)	(4,666,792)	(2,008,861)
Compulsory deposits and others at central banks		(1,880,347)	(924,889)	(43,841)
Credit card receivables		(5,213,669)	(2,568,423)	(470,227)
Loans to customers		(1,889,278)	(1,522,217)	(178,686)
Other receivables		(481,824)	-	-
Interbank transactions		-	-	93
Other assets		(772,415)	(64,072)	78,319
Deposits		6,278,088	4,001,856	2,871,246
Payables to network		2,221,037	1,602,485	312,607
Deferred income		11,277	4,848	3,621
Other liabilities		979,277	417,225	57,841

Interest paid		(30,935)	(9,062)	(6,199)
Income tax paid		(297,090)	(52,314)	(7,880)
Interest received		1,573,133	563,550	263,035
Cash flows (used in) generated from operating activities		755,573	(2,924,318)	974,520

	Note	2022	2021	2020

Cash flows from investing activities
Acquisition of property, plant and equipment		(20,001)	(6,025)	(3,084)
Acquisition of intangible assets		(94,305)	(22,473)	(4,902)
Acquisition of subsidiary, net of cash acquired	1	(10,346)	(114,486)	(8,284)
Acquisition of securities - equity instruments		(2,500)	(11,211)	-
Cash flow (used in) generated from investing activities		(127,152)	(154,195)	(16,270)

Cash flows from financing activities
Proceeds from senior preferred shares		-	-	300,000
Issuance of preferred shares		-	800,000	-
Issuance of shares on IPO (2021) and over-allotment (2022)		247,998	2,590,846	-
Transactions costs from IPO (2021) and over-allotment (2022)		(3,985)	(47,545)	-
Payments of securitized borrowings	22	(10,633)	(66,403)	(52,172)
Proceeds from borrowings and financing	22	581,142	116,349	17,974
Payments of borrowings and financing	22	(159,983)	(60,523)	(27,893)
Lease payments		(5,005)	(4,387)	(4,568)
Exercise of stock options	28	4,505	12,252	6,776
Shares repurchased		-	(4,607)	(15)
Cash flows (used in) generated from financing activities		654,039	3,335,982	240,102
Change in cash and cash equivalents		1,282,460	257,469	1,198,352

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	2,705,675	2,343,780	1,246,566
Foreign exchange rate changes on cash and cash equivalents		184,181	104,426	(101,138)
Cash and cash equivalents - end of the year	11	4,172,316	2,705,675	2,343,780
Increase (decrease) in cash and cash equivalents		1,282,460	257,469	1,198,352

The accompanying notes are an integral part of these consolidated financial statements.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with clients.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of December 31, 2022, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) NuConta, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through NuConta's account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and accepts on-demand and fixed term deposits from customers
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that performs securities brokerage activities in Brazil.
●	Nu BN Servicios México, S.A. de CV (“Nu Servicios”) is an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. It commenced operations in the Mexican market in August 2019 and officially launched in March 2020. The credit card has similar characteristics to that of the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022. The credit card has similar characteristics to the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). Nu Colombia Financiamiento requested the license to operate as a financial company, which is still pending approval. If the request is approved, it will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

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

The Company’s Board authorized the issuance of these consolidated financial statements on April 20, 2023.

a) Contingent share award - Termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award (CSA). As a result of the termination, the Company recorded expenses of US$356 million due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award. The termination did not impact cash flows and no shares will be issued under this CSA. Additional information is disclosed on Note 10b.

b) Initial Public Offering ("IPO")

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Within the context of the Brazilian offering, Nu implemented an incentive and reward program, referred to commercially as “NuSócios” or “Customer Program”, through which the subsidiary Nu Pagamentos provided sufficient funds to cover the subscription and payment of one BDR in the Brazilian offering to each customer that participated in the Customer Program. A total of 7,557,679 BDRs were allocated to this program, equivalent to 1,259,613 ordinary class A shares. The total amount for this program was US$11,180 (R$60,331), based on the R$ 8.36 price per BDR. Nu recognized the costs associated with the Customer Program arising from funding the subscription and payment of the BDRs for the customers who participate in the Customer Program as a reduction in revenue in the fourth quarter of 2021.

As a result, Nu Holdings had gross proceeds from the IPO of US$2,602,026. Additionally, the Company incurred US$61,717 in offering expenses, of which US$47,545 were recognized in equity as transaction costs.

In January 2022, Nubank issued 27,555,298 ordinary class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters over-allotment option.

c) Level III BDR Program discontinuation

On April 5, 2023 the Board of Directors decided to resubmit its plan for the voluntary discontinuance of its Level III BDRs Program, having approved the presentation of a new plan which would result in the cancellation of the Level III BDRs Program with the CVM; and, following this, the cancellation of the Company's registration with the CVM as a foreign public issuer of category "A" securities ("New Plan"). The New Plan will be submitted to B3 for approval, and then to CVM. If approved in the proposed format, the New Plan provides that the current holders of the BDRs must decide between: (i) remaining as the Company’s shareholder through the receipt of class A ordinary shares traded on the NYSE, with certain conditions that need to be met; (ii) remaining as holders of the Company's BDRs through the receipt of Unsponsored Level I BDRs; or (iii) if no declaration is made, the Company will sell the underlying shares on NYSE and former holders will receive the equivalent amount ("Sales Facility"). In addition, Banco Bradesco S.A. ("Bradesco") has been contracted to request the registration of the Unsponsored Level I BDR Program as soon as the Company presents the New Plan to B3.

d) Acquisition activities completed

Olivia

On November 2, 2021, Nu Holdings signed a stock purchase agreement ("SPA") to purchase all the shares of Olivia AI do Brasil Participações Ltda. ("Olivia Participações"), Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos") and Olivia AI Inc. ("Olivia Inc") - together referred to as "Olivia" in these consolidated financial statements. Olivia's acquisition was completed on January 3, 2022, when the control over the entities was transferred to Nu upon the completion of all conditions established in the SPA and the payment of part of the acquisition's contractual price.

In 2016, Olivia launched an artificial intelligence ("AI") solution that helps individuals manage their money. The AI works by integrating the user's various bank accounts and applying data analysis of both the expenses and income of its users, in order to provide suggestions for financial planning. Nu believes that Olivia's AI will further strengthen the Group's open banking initiatives. In addition, Olivia's strategic capabilities in data science and its highly specialized team are expected to enable Nu to continue creating and offering new products based on artificial intelligence. The transaction qualified as a business combination and was accounted for using the acquisition method of accounting.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Purchase consideration at acquisition date

The total purchase price was US$47,225, of which US$10,554 was settled on the acquisition date in cash and the remainder is to be settled upon issuance of 3,909,449 class A ordinary shares on the first anniversary of the acquisition date, and the issuance of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by the former shareholders and employees who became part of the Group following the closing. The consideration for post-combination services is considered compensation and not a component of the purchase consideration transferred.

Net identifiable assets acquired, and liabilities assumed

The control over the entities was transferred to Nu in January 2022. The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities, as well as the measurement of the fair value of the purchased intangible assets and goodwill. The purchase price allocation, including the allocation to the intangible assets and goodwill is shown below.

Identifiable intangible assets will be amortized over a period of 3 to 6 years, according to their useful life, defined based on the expected future economic benefits generated by the asset. The goodwill does not have a defined useful life and will have its recoverability tested at least annually.

The goodwill from Olivia’s acquisition relates to future benefits expected to be realized through different strategies, such as the usage of the technology and Olivia's professional technical team within the ecosystem of Nu's solutions.

Fair value recognized on acquisition - US$
Identifiable assets and liabilities
Cash and cash equivalents	208
Other assets	615
Intangible assets	42,421
Liabilities	(6,400)
Total identifiable net assets at fair value	36,844

Goodwill arising on acquisition	10,381
Purchase consideration transferred	47,225
Equity consideration	36,671
Cash consideration	10,554

The additional intangible assets recognized, and the allocation as of the purchase price were customer relationship (US$3,670) and intellectual property (US$37,065), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the identifiable assets acquired and liabilities assumed: (i) discount rate of 15.9% and growth rate of 2%, (ii) EBITDA margin close to 50%, and (iii) the residual value was calculated based on projected cash flows.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Net cash outflow on acquisition

US$
Consideration paid in cash	10,554
(-) Cash and cash equivalent balances acquired	(208)
Net cash outflow	10,346

Impact of the acquisition on the results of the Group

Olivia contributed US$821 in revenues and US$27,683 in losses for the year 2022. As Olivia was acquired on January 3, 2022, there is no material difference between the actual contributions to revenue and loss and those assuming the acquisition was completed at the beginning of the reporting period.

e) Reconciliation of goodwill and intangible assets shown in the consolidated statements of financial position

	2022		2021
	Goodwill	Intangible assets	Goodwill	Intangible assets
Intangibles related to acquisitions
Easynvest's acquisition	381,125	34,086	392,989	45,061
Cognitect's acquisition	831	2,673	831	4,889
Spin Pay's acquisition	5,060	6,044	5,372	8,048
Akala's acquisition	-	-	2,680	-
Olivia's acquisition	10,381	40,689	-	-
Other intangible assets	-	98,672	-	14,339
Total	397,397	182,164	401,872	72,337

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

b) New or revised accounting pronouncements adopted in 2022

The following new or revised standards have been issued by IASB, were effective for the year covered by these consolidated financial statements, and had no significant impact.

●	Reference to the Conceptual Framework (Amendments to IFRS 3);

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
●	Annual Improvements to IFRS Standards 2018–2020 (Amendments to IFRS 9 and IFRS 16);

c) Other new standards and interpretations not yet effective

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8);
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12); and
●	Non-current Liabilities with Covenants (Amendments to IAS 1).

Management does not expect the adoption of the standards and interpretations described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

3. Basis of consolidation

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary. In May 2022, Nu deconsolidated Nu Fundo de Investimentos em Ações (“Nu FIA”).

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

					December 31
Entity	Control	Principal activities	Functional currency	Country	2022	2021	2020
Nu BN México, S.A. de CV (“Nu Mexico”)	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%	100%
Nu BN Servicios México, S.A. de CV (“Nu Servicios")	Indirect	Credit card operations	MXN	Mexico	100%	100%	100%
Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”)	Indirect	Computer consulting service	MXN	Mexico	100%	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%	100%
Cognitect, Inc. ("Cognitect")	Direct	Technology E-Hub	US$	USA	100%	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%	100%
Nu Asset Management Ltda. (“Nu Asset”) - former "Nu Investimentos"	Indirect	Fund manager	BRL	Brazil	100%	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%	100%
Nu Produtos Ltda. ("Nu Produtos")	Indirect	Insurance commission	BRL	Brazil	100%	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest") - former “Easynvest TCV"	Indirect	Investment platform	BRL	Brazil	100%	100%	-
Nu Corretora de Seguros Ltda. ("Nu Corretora de Seguros") - former “Easynvest Corretora"	Indirect	Insurance commission	BRL	Brazil	100%	100%	-
Nu Plataformas - Intermediação de Negocios e Serviços Ltda ("Nu Plataforma")	Indirect	Services platform	BRL	Brazil	100%	100%	-
Nu Tecnologia S.A ("Nu Tecnologia")	Direct	Talent E-Hub	UYU	Uruguay	100%	100%	-
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") - former “Akala”	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%	-
Nu Pay for Business Instituição de Pagamentos Ltda. ("Spin Pay")	Indirect	Payment hub	BRL	Brazil	100%	100%	-
Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos")	Indirect	AI Fintech	BRL	Brazil	100%	-	-
Nu Crypto Ltda.	Indirect	Crypto distribution	BRL	Brazil	100%	-	-
Nu Colombia Compañía de Financiamiento S.A.	Indirect	Financial intermediary	COP	Colombia	100%	-	-
Nu Brasil Serviços Ltda.	Indirect	Administrative Services	BRL	Brazil	100%	-	-
Nu Brasil Tecnologia Ltda.	Indirect	Information Technology Activities	BRL	Brazil	100%	-	-

In addition, the Company consolidated the following investment fund in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”), Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Baking and Stock Commission (“CNBV”) and Nu Colombia, a Colombian subsidiary, is regulated by Industry and Commerce Superintendency, and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

●	Cash and cash equivalents;
●	Securities;
●	Collateral for credit card operations;
●	Derivative financial instruments;
●	Compulsory deposits at central banks;
●	Credit card receivables and loans to customers;
●	Other financial assets;
●	Other receivables;

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

●	Derivative financial instruments;
●	Instruments eligible as capital;
●	Repurchase agreements;
●	Deposits;
●	Payables to network;
●	Borrowings and financing, and securitized borrowings;

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
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

A cure criteria is adopted for stage 2, considering if the financial asset is no longer meeting the significant increase in credit risk criteria as stated above.

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

The group also assumes a cure criteria for stage 3, taking into account triggers that access the payment capacity of the counterparty such as the percentage of the total debt paid or time threshold meeting the debt current obligations

Lifetime definition

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

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on market expectations for the main countries the group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment and basic interest rate. These forecasts are constantly monitored by the Group.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The Group builds models upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The scenarios weighting depends on the Group’s expectations regarding the likelihood of each scenario to happen. The weighting is reviewed whenever there is a substantial change in the economic environment that causes different macroeconomics outlooks’ expectation.

The probability of occurrence and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in local or global macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

●	PD: it is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, its calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.

●	EAD: the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a personal loan product is the expected balance value at default after considering the installments payments behavior.

●	LGD: the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of the expected losses, after all recoveries are accounted for, divided by the defaulted balances.

●	Discount rate: it is the average effective interest rate calculated using historical data.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is made when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts . All balances are written-off, and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of profit or loss as “Credit loss allowance expenses”.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of profit or loss and included within “Interest income and gains (losses) on financial instruments”.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

(ii) Portfolio Hedge - The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes of the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy is to reduce fair value changes of a portion of the fixed rate portfolio. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in the hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

(iii) Hedge of corporate and social security taxes over share-based compensation -The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at Restricted stock units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The Group applies the cash flow hedge for the hedge structure hence the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining or updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to reduce the risk of ineffectiveness. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payable for corporate and social security taxes, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 26.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Fee and commission income

Fee and commission income are shown net of federal revenue taxes. The underlying principle applied in revenue recognition is to recognize revenue as the Group transfers goods or services to customers at an amount that the Group expects to be entitled to in exchange for those goods or services.

i)	Interchange fees

Interchange fees represent revenues to authorize and provide settlement on credit and debit card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Interchange fees, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Amount due from Mastercard related to the interchange income is withheld from the amount to be paid to Mastercard.

ii)	Rewards revenues

Reward revenue comprises revenues related to the Nu’s Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below in item “Deferred income”. It is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of profit or loss in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognized.

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

n)       Deposits

Corresponds to

amounts deposited by customers mainly in:

(i)	“NuConta”;
(ii)	Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits (“RDB-V”);
(iii)	Time deposits; and
(iv)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

o)       Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Share-based payments expenses are recorded based on the fair value at the grant date. Following the IPO, the fair value is determined based on the publicly traded share price, and before that date, it was estimated using different valuation models. Significant judgment is required when determining the inputs into the fair value model. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group’s most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate (2022)	Rate (2021)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15% until July/2022 and 16% between August and December/2022	15%

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

z)       Crypto currency

The Company accounts for investment in crypto currency as intangible assets based on the cost of acquisition, adjusted for impairment. The cost of the crypto assets includes the purchase price and related transaction costs.

aa)    Customer crypto safeguarding

The Group accounts for a safeguarding liability and a corresponding asset both at the fair value of the crypto assets held by customers on the Group's platform. Assets and liabilities have the same value and do not impact the income statement, unless there are losses related to the safeguarding activity.

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

Key areas of judgment

The critical judgments made by management in applying the expected credit losses (ECL) allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2022, the probability weighted ECL allowance totaled US$1,350,891 of which US$1,050,668 related to credit card operations and US$300,223 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the book value is the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted	Upside	Base case	Downside

Credit card and lending ECL	1,350,891	1,262,010	1,332,708	1,458,974

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

b) Recovery estimate - lending portfolio

On June 30, 2022, as a result of the growth in the lending portfolio and its historical data, the Company reviewed the reasonable expectation of recovery for those receivables and concluded that partial write-off of the lending portfolio in arrears for 120 days was more appropriate compared to the previous estimate of 360 days, which took into account our experience with credit card receivables. Therefore, to prevent the build-up of the gross loans, Nu applied an immediate partial write-off for loans for the amounts for which there is no reasonable expectation of recovery, as allowed under the International Financial Reporting Standards, with a portion of the loan being written off immediately. Following the partial write-off, the remaining balance is recognized in gross loans until the point at which there is no reasonable expectation of recovery. There is no effect in the statement of profit or loss due to the change in estimate, and the effect in the gross exposure and loss allowance balances for loans to customers are shown in item d) Credit loss allowance - changes of the note 14.

c) Share-based payments

The Group measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the ordinary share on the grant date. Following the IPO, the fair value is determined based on the publicly traded share price. Prior to the IPO, estimating the fair value of share-based payment transactions required determining the most appropriate valuation model to the ordinary share, options and other awards issued linked to the ordinary shares, which depended on the terms and conditions of each grant. The valuation of the ordinary shares considered one or a combination of a discounted cash flow model ("CFM") and a reverse option pricing model ("OPM") and was based substantially on the previous preferred share price transactions. The estimate of the share-based payment cost also requires determining other significant inputs to the models to value the SOPs, RSUs and Awards, including the expected term, volatility and dividend yield for the Black-Scholes model applied to the SOPs, achievement of the market conditions to the Awards, and discount rates.

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

d) Goodwill impairment analysis

For the purposes of impairment testing, the investment activities were the cash-generating unit ("CGU") in which Nu Invest’s, Olivia's and Spin Pay's goodwill was allocated. Impairment tests were performed on October 31, 2022; and no adjustment to the recoverable amount for the goodwill was recorded on the financial statements because the recoverable amounts of this CGU were determined to be higher than its carrying amount.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

The discount rate used was the cost of equity for business in Brazil where the activities from the acquired entities are concentrated. Cash flow projections for five years for Olivia and Spin and for ten years for the Investment CGU (includes Nu Invest, Nu Corretora de Seguros and Nu Asset) were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond these periods. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated growth for the next five years. Budgeted profit before taxes, depreciation and amortization was based on expectations of future outcomes considering past experience, adjusted for the anticipated revenue growth. These key assumptions may change as economic and market conditions change.

The estimated recoverable amount of all CGUs exceeded their carrying amount on October 31, 2022. The carrying amount and main assumptions used in determining the recoverable amounts are:

CGU	Carrying amount	Goodwill at December 31, 2022	Discount rate (%)	Growth rate (%)

Investment (i)	423,473	381,125	14.5	3.4

(i) Includes Nu Invest, Nu Corretora de Seguros and Nu Asset.

e) Provision for lawsuits and administrative proceedings

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

f) Fair value of financial instruments

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

More information about the significant unobservable inputs and other information are disclosed in note 26.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	2022	2021	2020

Interest income – credit card	1,014,875	357,831	217,356
Interest income - lending	932,196	292,701	38,926
Interest income – other assets at amortized cost	388,736	66,202	37,833
Interest income – other receivables	161,004	17,236	149
Interest income and gains (losses) on financial instruments at fair value	1,058,402	312,776	88,658
Financial assets at fair value	1,087,619	309,196	84,819
Other	(29,217)	3,580	3,839
Total interest income and gains (losses) on financial instruments	3,555,213	1,046,746	382,922

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	2022	2021	2020

Interchange fees	917,373	471,505	254,327
Recharge fees	77,469	48,378	15,287
Rewards revenue	22,438	26,857	23,524
Late fees	104,499	49,951	31,237
Other fee and commission income	115,239	65,766	29,836
Customer Program ("NuSócios") (note 1b)	-	(11,180)	-
Total fee and commission income	1,237,018	651,277	354,211

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

On September 26, 2022, the Brazilian Central Bank (“BACEN”) issued Resolution No 246 ("Resolution 246"), which established that the maximum limit for the interchange fee levied on all prepaid card transactions in Brazil will be 0.70%. The new rules will become effective on April 1, 2023.

c) Interest and other financial expenses

	2022	2021	2020

Interest expense on deposits	1,407,898	317,420	87,325
Other interest and similar expenses	140,005	49,924	26,599
Interest and other financial expenses	1,547,903	367,344	113,924

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

d) Transactional expenses

	2022	2021	2020

Bank slip costs	33,963	36,149	46,480
Rewards expenses	42,422	36,885	29,624
Credit and debit card network costs	54,987	22,705	24,986
Other transactional expenses	45,055	21,380	25,725
Total transactional expenses	176,427	117,119	126,815

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

7. Credit loss allowance expenses

	2022	2021	2020

Net increase of loss allowance (note 13)	939,079	311,601	160,770
Recovery	(31,491)	(22,494)	(18,202)
Credit card receivables	907,588	289,107	142,568

Net increase of loss allowance (note 14)	501,843	192,078	27,020
Recovery	(4,520)	(542)	(103)
Loans to customers	497,323	191,536	26,917
Total	1,404,911	480,643	169,485

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

8. Operating expenses

	2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	132,163	144,341	-	-	276,504
Credit analysis and collection costs	54,239	39,773	-	-	94,012
Customer services	74,438	9,559	-	-	83,997
Salaries and associated benefits	48,661	275,117	15,430	-	339,208
Credit and debit card issuance costs	13,174	43,689	-	-	56,863
Share-based compensation (note 10a)	-	286,450	-	-	286,450
Specialized services expenses	-	39,842	-	-	39,842
Other personnel costs	8,553	41,494	1,425	-	51,472
Depreciation and amortization	3,965	31,616	-	-	35,581
Marketing expenses	-	-	136,142	-	136,142
Others (i)	170	65,813	-	150,264	216,247
Subtotal	335,363	977,694	152,997	150,264	1,616,318
Share-based compensation - contingent share award termination (note 10b) (ii)	-	355,573	-	-	355,573
Total	335,363	1,333,267	152,997	150,264	1,971,891

	2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	70,928	63,833	-	-	134,761
Credit analysis and collection costs	34,026	25,843	-	-	59,869
Customer services	48,122	6,923	-	-	55,045
Salaries and associated benefits	19,898	185,715	7,522	-	213,135
Credit and debit card issuance costs	13,711	25,445	-	-	39,156
Share-based compensation (note 10a)	-	225,445	-	-	225,445
Specialized services expenses	-	29,200	-	-	29,200
Other personnel costs	2,253	18,452	277	-	20,982
Depreciation and amortization	1,217	16,122	-	-	17,339
Marketing expenses	-	-	71,775	-	71,775
Others (i)	354	31,923	-	4,097	36,374
Total	190,509	628,901	79,574	4,097	903,081

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2020
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	45,725	29,111	-	-	74,836
Credit analysis and collection costs	21,737	12,352	-	-	34,089
Customer services	34,075	5,488	-	-	39,563
Salaries and associated benefits	13,862	95,060	2,807	-	111,729
Credit and debit card issuance costs	6,074	11,822	-	-	17,896
Share-based compensation (note 10a)	-	56,273	-	-	56,273
Specialized services expenses	-	17,429	-	-	17,429
Other personnel costs	1,827	10,121	140	-	12,088
Depreciation and amortization	79	7,351	-	-	7,430
Marketing expenses	-	-	16,479	-	16,479
Others (i)	571	21,017	-	9,535	31,123
Total	123,950	266,024	19,426	9,535	418,935
(i)	"Others" mainly includes federal taxes on financial income, taxes related to transfer pricing and exchange rate variation.
(ii)	The termination of the 2021 Contingent Share Award resulted in a one-time, non-cash recognition of expenses in the total amount of US$355,573 in the 2022 fourth-quarter results of the Company.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

9. Loss per share

	2022	2021	2020

Loss attributable to shareholders of the parent company	(364,578)	(164,993)	(171,491)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,676,941	1,602,126	1,315,578
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued based on the passage of time only	36	-	-
Total weighted average of ordinary outstanding shares for basic and diluted EPS (in thousands of shares)	4,676,977	1,602,126	1,315,578
Loss per share – basic and diluted (US$)	(0.0780)	(0.1030)	(0.1304)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	184,362	334,436	405,394

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs, RSUs, and Awards described in note 10), or satisfaction of specific business combinations conditions (described in note 1). These instruments were not included in the weighted number of shares for diluted earnings per share because they would be antidilutive. The anti-dilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares. The number of shares for all periods presented was adjusted to reflect the 6 to 1 share split approved on August 30, 2021 (note 28).

10. Share-based payments

a)               Share settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and also the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is the main incentive since then.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in a true-up for the costs and no further recognition of the expense.

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

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" within "General and administrative expenses" in the consolidated statements of profit or loss.

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

The expected life of the SOPs was calculated as described above and is not necessarily indicative of exercise patterns that may occur. The expected volatility was calculated, up to 2018, based on hypothetical peer-leveraged volatility based on available data reflecting small-cap Brazilian companies through the iShares MSCI Brazil Small-Cap ETF ("EWZS”) due to available peers having short trading histories, and after 2019, on a leverage-adjusted peer-based volatility. The volatility reflects the assumption that the historical volatility over a period similar to the life of the stock options or to the Award over the expected time until the market condition is satisfied is indicative of future trends, which may not necessarily be the actual outcome.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2022	WAEP (US$)	2021	WAEP (US$)	2020	WAEP (US$)

Outstanding on January 1	143,889,439	0.55	42,515,821	1.58	51,034,938	0.91
Granted during the year	-	-	1,141,362	23.75	3,376,767	9.92
Exercised during the year	(37,095,966)	0.12	(18,822,551)	0.38	(6,804,750)	0.24
Forfeited during the year	(5,517,146)		(853,059)		(5,091,134)
Balances before 6-for-1 forward share split	101,276,327	0.72	23,981,573	3.01	42,515,821	1.58
Issuance of options due to 6-for-1 forward split	-		119,907,866		-
Outstanding on December 31	101,276,327	0.72	143,889,439	0.55	42,515,821	1.58
Exercisable on December 31	81,813,095	0.55	101,416,310	0.33	30,190,826	0.56

RSUs	2022	WAGDFV (US$)	2021	WAGDFV (US$)	2020	WAGDFV (US$)

Outstanding on January 1	80,924,937	4.82	5,294,454	10.47	-
Granted during the year	32,294,522	5.47	13,103,243	36.65	6,048,335	10.45
Vested during the year	(27,322,614)	3.64	(3,092,289)	15.06	(430,680)	10.46
Forfeited during the year	(13,494,950)		(1,817,919)		(323,201)
Balances before 6-for-1 forward share split	72,401,895	5.46	13,487,489	28.91	5,294,454	10.47
Issuance of RSUs due to 6-for-1 forward split	-		67,437,448
Outstanding on December 31	72,401,895	5.46	80,924,937	4.82	5,294,454	10.47

The following table presents the total amount of share-based compensation granted, excluding the effects of the contingent share award termination (described in note 10b), and provision for taxes as of December 31, 2022, 2021 and 2020.

	2022	2021	2020

SOP and RSU expenses and related corporate and social security taxes expenses	126,167	151,115	42,981
RSUs and SOPs grant - business combination	43,116	45,597	4,946
Awards expenses and related taxes, prior to the cancelation	113,172	28,733	8,346
Fair value adjustment - hedge of corporate and social security taxes (note 18)	3,995	-	-
Total share-based compensation expenses (note 8)	286,450	225,445	56,273

Share-based payments granted, net of shares withheld for employee taxes	201,991	139,025	40,861

	2022	2021	2020
Liability provision for taxes presented as salaries, allowances and social security contributions	32,554	61,772	10,334

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

In 2022, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2022	2021	2020

Weighted average fair value of options granted during the year (US$)	-	2.58	7.45
Weighted average share fair value of options granted during the year (US$)	-	3.97	10.53
Exercise price of options granted during the year (US$)	-	3.98	6.70 to 10.4
Expected volatility in valuation of options granted during the year (%)	-	72.5 and 75.0	69.5 and 77.9
Risk–free interest rate p.y. in valuation of options granted during the year (%)	-	0.5	1.3 to 1.7
Weighted average share price at the date of exercise of options during the year (US$)	7.72	6.38	10.6
Weighted average remaining contractual life of options outstanding at year-end (years)	4.8	5.7	6.0

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	45.07%	51.96%	68.60%
US$ 0.11 to US$ 0.50	28.20%	28.58%	22.20%
US$ 0.51 to US$ 15.00	26.73%	19.46%	9.20%
Greater than US$ 15.01	-	-	-

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	44,849	33,437	16,761
Unvested	28,169	46,146	50,375
(*)	After the 6-for-1 forward share split.

The following table presents additional information relating to the RSUs and Awards characteristics and the valuation model:

	2022	2021
Most relevant vesting periods for the grants outstanding
3 years	53.52%	49.70%
5 years	39.95%	44.50%
Volatility (%)	-	68.0 to 75.0
Discount for the lack of marketability (%)	-	17.0 to 19.0
Risk free interest rate (%)	-	0.06 to 0.11
Awards vesting period	Up to 3.2 years	Up to 7.4 years

b)               Contingent Share Award (CSA) termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Office, decided to terminate the 2021 Contingent Share Award. As a result of the termination, the Company recorded expenses of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award. Such termination did not impact our cash flows and did not create any dilution for the Company's shareholders.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The 2021 Contingent Share Award was granted on November 22, 2021 and its main terms were: (i) issuance of a number of class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) issuance of a number of class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the class A share price is equal to or greater than US$35.30 per share.

2022

Contingent share award termination	355,573

The Company will continue to record the expenses related to the 2020 Contingent Share Award which underlying shares were issued in July 2021. As of December 31, 2022, there was US$30,043 to be recorded as expenses until February 2025.

11. Cash and cash equivalents

	2022	2021

Reverse repurchase agreement in foreign currency	59,519	1,115,805
Short-term investments	153,743	1,412,901
Voluntary deposits at central banks	2,451,150	-
Bank balances	1,506,727	174,142
Other cash and cash equivalents	1,177	2,827
Total	4,172,316	2,705,675

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of December 31, 2022 and 2021, is 99% and 98.7% of the Brazilian CDI rate, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Brazilian Central Bank and are considered as cash and cash equivalents as they mature in one business day.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

12. Securities

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2022						2021
				Breakdown by maturity
Financial instruments at FVTPL	Maturity	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	03/27	159	163	-	163	-	571,753
Total government bonds		159	163	-	163	-	571,753

Corporate bonds and other instruments
Bill of credit (LC)	10/22 - 02/25	138	138	-	138	-	14
Certificate of bank deposits (CDB)	10/22 - 02/25	3,765	3,712	-	2,990	722	81,810
Real estate and agribusiness letter of credit	10/22 - 07/26	1,196	1,197	-	668	529	1,508
Corporate bonds and debentures	01/23 - 05/44	46,896	46,680	-	-	46,680	120,859
Equity instrument (ii)		12,483	22,082	22,082	-	-	30,735
Investment funds		-	-	-	-	-	9,125
Stocks issued by public-held company		-	-	-	-	-	158
Time deposit		905	905	905	-	-	-
Real estate and agribusiness certificate of receivables	01/23 - 08/37	17,352	16,976	-	21	16,955	-
Total corporate bonds and other instruments		82,735	91,690	22,987	3,817	64,886	244,209
Total financial instruments at FVTPL		82,894	91,853	22,987	3,980	64,886	815,962

	2022		2021
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	334,783	63,401	3,718,139	666,835
U.S. Dollars	6,370	6,370	118,392	118,392
Others	1,826,954	22,082	2,364,231	30,735
Total		91,853		815,962

(i)	Government bonds are mainly composed of Financial Treasury Bills ("LFTs") and National Treasury Bills ("LTNs"), which had an average return of 101.69% of CDI in the year ended December 31, 2022 (106.3% during 2021) and are classified as level 1 in the fair value hierarchy, as described in note 26.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
(ii)	Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of December 31, 2022, the total fair value of these investments corresponded to US$22,082 (US$30,735 on December 31, 2021), classified as level 3 in the fair value hierarchy, as described in note 26.

b) Financial instruments at fair value to other comprehensive income ("FVTOCI")

		2022					2021
				Maturities
Financial instruments at FVTOCI	Maturity	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	03/23 - 09/28	8,214,332	8,222,115	-	2,593,462	5,628,653	6,074,435
United States of America	12/22 - 08/25	175,182	171,184	-	-	171,184	830,124
Colombia	02/24	-	-	-	-	-	504
Mexico	01/26	1,509	1,382	-	-	1,382	-
Total government bonds		8,391,023	8,394,681	-	2,593,462	5,801,219	6,905,063

Corporate bonds and other instruments
Corporate bonds and debentures	01/23 - 10/70	810,744	788,948	-	105,581	683,367	924
Investment funds	03/24	302,779	302,779	35,527	-	267,252	137,759
Time deposit	01/23 - 06/23	446,540	445,531	-	445,531	-	1,119,682
Real estate and agribusiness certificate of receivables		15,198	15,199	-	-	15,199	-
Total corporate bonds and other instruments		1,575,261	1,552,457	35,527	551,112	965,818	1,258,365
Total financial instruments at FVTOCI		9,966,284	9,947,138	35,527	3,144,574	6,767,037	8,163,428

	2022		2021
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	45,527,868	8,622,049	34,643,103	6,213,118
U.S. Dollars	1,323,707	1,323,707	1,949,806	1,949,806
Others	26,949	1,382	10,347	504
Total		9,947,138		8,163,428
(i)	Includes US$2,252,464 (US$2,082,519 on December 31, 2021) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$160,485 (US$116,254 on December 31, 2021). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 26.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

13. Credit card receivables

a) Composition of receivables

	2022	2021

Receivables - current (i)	4,236,235	2,341,492
Receivables - installments (i)	4,259,979	2,483,647
Receivables - revolving (ii)	770,011	337,014
Total receivables	9,266,225	5,162,153
Fair value adjustment - portfolio hedge (note 18)	(51)	-
Total	9,266,174	5,162,153

Credit card ECL allowance
Presented as deduction of receivables	(1,033,102)	(381,633)
Presented as "Other liabilities"	(17,566)	(9,046)
Total credit card ECL allowance	(1,050,668)	(390,679)
Receivables, net	8,215,506	4,771,474
Total receivables presented as assets	8,233,072	4,780,520
(i)	"Receivables - current" is related to purchases made by customers due on the next credit card billing date, and pix financing in one installment. "Receivables - installments" is related to purchases in installments which are financed by the merchant. Cardholder's purchase is paid in up to 12, 24 and 36 in Brazil, Mexico and Colombia, respectively, in monthly installments on purchases in installments. Cardholder's credit limit is reduced whenever there is a transaction by the customer. The Group makes the corresponding payments to the credit card network (see note 21) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. "Receivables - installments" also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (fatura parcelada), in addition to bill financing.
(ii)	"Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer's monthly credit card bills.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

b) Breakdown by maturity

	2022		2021
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	4,036,414	43.6%	2,401,149	46.5%
30 < 60 days	1,604,056	17.3%	904,864	17.5%
> 60 days	2,823,966	30.5%	1,579,010	30.6%
Total not overdue installments	8,464,436	91.3%	4,885,023	94.6%

Installments overdue by:
<= 30 days	237,531	2.6%	77,527	1.5%
30 < 60 days	91,604	1.0%	34,476	0.7%
60 < 90 days	74,917	0.8%	26,747	0.5%
> 90 days	397,737	4.3%	138,380	2.7%
Total overdue installments	801,789	8.7%	277,130	5.4%
Total	9,266,225	100.0%	5,162,153	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of current receivables and future bill installments (parcelado).

c) Credit loss allowance - by stages

As of December 31, 2022, the credit card ECL allowance totaled US$1,050,668 (US$390,679 as of December 31, 2021). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables coverage ratio is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages, as described in note 4(a).

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of December 31, 2022 and December 31, 2021. The proportion of stage 3 exposures increased to 6.5% on December 31, 2022 from 3.8% on December 31, 2021. The stage 3 movement is due to the gradual risk normalization of the growing portfolio and credit expansions done in the past, along with a more challenging economic environment.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	7,750,270	83.6%	322,970	30.7%	4.2%

Stage 2	917,178	9.9%	254,181	24.2%	27.7%
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%

Stage 3	598,777	6.5%	473,517	45.1%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

	2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	4,525,689	87.7%	127,358	32.6%	2.8%

Stage 2	440,105	8.5%	126,392	32.4%	28.7%
Absolute Trigger (Days Late)	131,409	29.9%	61,844	48.9%	47.1%
Relative Trigger (PD deterioration)	308,696	70.1%	64,548	51.1%	20.9%

Stage 3	196,359	3.8%	136,929	35.0%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

d) Credit loss allowance - by credit quality vs. stages

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,097,909	65.8%	113,780	10.8%	1.9%
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	1,477,414	15.9%	118,825	11.2%	8.0%
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%

Higher Risk (PD > 20%)	1,690,902	18.3%	818,063	78.0%	48.4%
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.8%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	3,755,666	72.8%	40,480	10.4%	1.1%
Stage 1	3,754,626	100.0%	40,435	99.9%	1.1%
Stage 2	1,040	0.0%	45	0.1%	4.3%

Satisfactory (5% <= PD <= 20%)	804,608	15.6%	71,149	18.2%	8.8%
Stage 1	675,507	84.0%	57,102	80.3%	8.5%
Stage 2	129,101	16.0%	14,047	19.7%	10.9%

Higher Risk (PD > 20%)	601,879	11.6%	279,050	71.4%	46.4%
Stage 1	95,556	15.9%	29,821	10.7%	31.2%
Stage 2	309,964	51.5%	112,300	40.2%	36.2%
Stage 3	196,359	32.6%	136,929	49.1%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

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

When compared to December 31, 2021, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained by the changes to models and aforementioned risk normalization. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets at stage 3 are classified as higher risk. There is also a large proportion of stage 2 exposures classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(19,469)	19,469	-	-
Transfers from Stage 2 to Stage 1	38,029	(38,029)	-	-
Transfers to Stage 3	(22,691)	(64,523)	87,214	-
Transfers from Stage 3	6,148	1,659	(7,807)	-
Write-offs	-	-	(290,974)	(290,974)
Net increase of loss allowance (note 7)	190,073	203,018	545,988	939,079
New originations (a)	144,394	22,320	11,167	177,881
Changes in exposure of preexisting accounts (b)	115,746	4,813	2,400	122,959
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(97,269)	210,317	519,615	632,663
Changes to models used in calculation (c)	27,202	(34,432)	12,806	5,576
Effect of changes in exchange rates (OCI)	3,522	6,195	2,167	11,884
Credit loss allowance at end of the year	322,970	254,181	473,517	1,050,668

	2021
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	79,296	60,391	77,855	217,542
Transfers from Stage 1 to Stage 2	(10,514)	10,514	-	-
Transfers from Stage 2 to Stage 1	17,840	(17,840)	-	-
Transfers to Stage 3	(7,023)	(13,176)	20,199	-
Transfers from Stage 3	151	70	(221)	-
Write-offs	-	-	(118,518)	(118,518)
Net increase of loss allowance (note 7)	54,096	92,658	164,847	311,601
New originations (a)	94,367	9,547	3,979	107,893
Changes in exposure of preexisting accounts (b)	120,420	2,585	363	123,368
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(161,906)	79,282	160,186	77,562
Changes to models used in calculation (c)	1,215	1,244	319	2,778
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Credit loss allowance at end of the year	127,358	126,392	136,929	390,679

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2020
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	68,437	75,531	79,929	223,897
Transfers from Stage 1 to Stage 2	(4,252)	4,252	-	-
Transfers from Stage 2 to Stage 1	27,974	(27,974)	-	-
Transfers to Stage 3	(3,929)	(11,252)	15,181	-
Transfers from Stage 3	246	129	(375)	-
Write-offs	-	-	(116,856)	(116,856)
Net increase of loss allowance (note 7)	6,154	36,643	117,973	160,770
New originations (a)	27,727	2,421	1,376	31,524
Changes in exposure of preexisting accounts (b)	-	-	-	-
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(9,593)	33,474	104,248	128,129
Changes to models used in calculation (c)	(11,980)	748	12,349	1,117
Effect of changes in exchange rates (OCI)	(15,334)	(16,938)	(17,997)	(50,269)
Credit loss allowance at end of the year	79,296	60,391	77,855	217,542
(a)	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.
(b)	Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.
(c)	Relates to methodology changes that occurred during the period, according to the Group's processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(377,421)	377,421	-	-
Transfers from Stage 2 to Stage 1	178,742	(178,742)	-	-
Transfers to Stage 3	(218,192)	(168,974)	387,166	-
Transfers from Stage 3	8,576	2,325	(10,901)	-
Write-offs	-	-	(290,974)	(290,974)
Net change of gross carrying amount	3,450,551	427,186	313,606	4,191,343
Effect of changes in exchange rates (OCI)	182,325	17,857	3,521	203,703
Gross carrying amount at end of the year	7,750,270	917,178	598,777	9,266,225

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2021
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872
Transfers from Stage 1 to Stage 2	(168,654)	168,654	-	-
Transfers from Stage 2 to Stage 1	73,448	(73,448)	-	-
Transfers to Stage 3	(72,328)	(41,112)	113,440	-
Transfers from Stage 3	156	68	(224)	-
Write-offs	-	-	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	4,525,689	440,105	196,359	5,162,153

	2020
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	2,484,556	389,734	136,131	3,010,421
Transfers from Stage 1 to Stage 2	(79,734)	79,734	-	-
Transfers from Stage 2 to Stage 1	162,232	(162,232)	-	-
Transfers to Stage 3	(43,582)	(49,951)	93,533	-
Transfers from Stage 3	435	226	(661)	-
Write-offs	-	-	(116,856)	(116,856)
Net change of gross carrying amount	839,461	31,990	34,640	906,091
Effect of changes in exchange rates (OCI)	(563,369)	(86,828)	(30,587)	(680,784)
Credit loss allowance at end of the year	2,799,999	202,673	116,200	3,118,872

f) Credit loss allowance - COVID-19 impacts

As the COVID-19 pandemic started to spread in the year 2020, lockdowns and mobility restrictions were expected to severely harm the economy, pushing financial institutions and individuals to be more conservative about taking risks. In addition, the Brazilian government response included "Emergency Aid", all of which together caused a change in the portfolio credit behavior, reducing delinquency and other risk indicators.

As vaccinations advanced and restrictions fell, mainly after the last quarter of 2021, the economy started to regain traction, laying ground for a resumption in risk-related activities.

In 2022, as the effects of the pandemic dimmed, the risk profile of the portfolio changed, reverting into what is considered to be a risk normalization trend until pre-pandemic levels. Delinquencies followed this path to normalization during the first half of 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

14. Loans to customers

	2022	2021
Lending to individuals	1,976,499	1,392,350
Loan ECL allowance	(300,223)	(197,536)
Total receivables	1,676,276	1,194,814
Fair value adjustment - portfolio hedge (note 18)	(2,836)	-
Total	1,673,440	1,194,814

On June 30, 2022, as a result of the growth in the lending portfolio and its historical data, the Company reviewed the reasonable expectation of recovery for those receivables and concluded that partial write-off of the lending portfolio in arrears for 120 days was more appropriate compared to the previous estimate of 360 days, which took into account our experience with credit card receivables, as described in the note 5.

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2022, and 2021, considering each installment individually.

	2022		2021
	Amount	%	Amount	%
Installments not overdue due in:
Less than 1 year	1,697,288	85.9%	1,155,760	83.5%
Between 1 and 5 years	198,533	10.0%	189,051	13.1%
Total not overdue installments	1,895,821	95.9%	1,344,811	96.6%

Installments overdue by:
<= 30 days	30,509	1.5%	13,423	1.0%
30 < 60 days	18,191	1.0%	8,948	0.6%
60 < 90 days	13,315	0.7%	5,757	0.4%
> 90 days	18,663	0.9%	19,411	1.4%
Total overdue installments	80,678	4.1%	47,539	3.4%
Total	1,976,499	100.0%	1,392,350	100.0%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

b) Credit loss allowance - by stages

The tables below show the credit loss allowance by stages as of December 30, 2022, and 2021.

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,521,040	77.0%	76,454	25.5%	5.0%

Stage 2	351,166	17.8%	148,233	49.3%	42.2%
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%

Stage 3 (i)	104,293	5.2%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

(i) The table above presents the loans to customers considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days.

	2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,129,522	81.1%	68,926	34.9%	6.1%

Stage 2	200,040	14.4%	72,935	36.9%	36.5%
Absolute Trigger (Days Late)	39,510	19.8%	31,615	43.3%	80.0%
Relative Trigger (PD deterioration)	160,530	80.2%	41,320	56.7%	25.7%

Stage 3	62,788	4.5%	55,675	28.2%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

c) Credit loss allowance - by credit quality vs stages

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	832,448	42.1%	9,344	3.1%	1.1%
Stage 1	819,605	98.5%	9,093	97.3%	1.1%
Stage 2	12,843	1.5%	251	2.7%	2.0%

Satisfactory (5% <= PD <= 20%)	642,099	32.5%	40,852	13.6%	6.4%
Stage 1	583,925	90.9%	36,228	88.7%	6.2%
Stage 2	58,174	9.1%	4,624	11.3%	7.9%

Higher Risk (PD > 20%)	501,952	25.4%	250,027	83.3%	49.8%
Stage 1	117,510	23.4%	31,133	10.4%	26.5%
Stage 2	280,149	55.8%	143,358	47.8%	51.2%
Stage 3	104,293	20.8%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

	2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	424,161	30.5%	4,196	2.1%	1.0%
Stage 1	409,899	96.6%	4,002	95.4%	1.0%
Stage 2	14,262	3.4%	194	4.6%	1.4%

Satisfactory (5% <= PD <= 20%)	700,164	50.3%	47,779	24.2%	6.8%
Stage 1	656,647	93.8%	44,797	93.8%	6.8%
Stage 2	43,517	6.2%	2,982	6.2%	6.9%

Higher Risk (PD > 20%)	268,025	19.2%	145,561	73.7%	54.3%
Stage 1	62,976	23.5%	20,127	13.8%	32.0%
Stage 2	142,261	53.1%	69,759	47.9%	49.0%
Stage 3	62,788	23.4%	55,675	38.3%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. In 2022, the gross carrying amount increased by 41.9% in comparison to December 31, 2021.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

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

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments.

	2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(6,642)	6,642	-	-
Transfers from Stage 2 to Stage 1	5,946	(5,946)	-	-
Transfers to Stage 3	(18,294)	(60,238)	78,532	-
Transfers from Stage 3	647	619	(1,266)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of loss allowance (note 7)	21,986	131,510	348,347	501,843
New originations (a)	217,837	45,537	9,176	272,550
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(212,730)	82,776	337,509	207,555
Changes to models used in calculation (b)	16,879	3,197	1,662	21,738
Effect of changes in exchange rates (OCI)	3,885	2,711	2,853	9,449
Credit loss allowance at end of the year	76,454	148,233	75,536	300,223

The table above presents the loss allowance considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days. Due to the change in estimate implemented on June 30, 2022, there was an additional write-off of US$139,436 recognized on that date. The total impact of the change in estimate, through December 31, 2022, was to increase write-offs by US$ 278,560.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2021
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	10,532	7,136	8,542	26,210
Transfers from Stage 1 to Stage 2	(780)	780	-	-
Transfers from Stage 2 to Stage 1	685	(685)	-	-
Transfers to Stage 3	(1,212)	(904)	2,116	-
Transfers from Stage 3	16	142	(158)	-
Write-offs	-	-	(13,223)	(13,223)
Net increase of loss allowance (note 7)	62,363	69,152	60,563	192,078
New originations (a)	159,299	28,281	6,237	193,817
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(93,269)	35,759	54,297	(3,213)
Changes to models used in calculation (b)	(3,667)	5,112	29	1,474
Effect of changes in exchange rates (OCI)	(2,678)	(2,686)	(2,165)	(7,529)
Credit loss allowance at end of the year	68,926	72,935	55,675	197,536

	2020
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	1,300	2,072	1,618	4,990
Transfers from Stage 1 to Stage 2	(54)	54	-	-
Transfers from Stage 2 to Stage 1	346	(346)	-	-
Transfers to Stage 3	(164)	(176)	340	-
Transfers from Stage 3	-	6	(6)	-
Write-offs	-	-	(4,525)	(4,525)
Net increase of loss allowance (note 7)	9,462	6,030	11,528	27,020
New originations (a)	19,354	2,600	716	22,670
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(11,118)	3,038	10,609	2,529
Changes to models used in calculation (b)	1,226	392	203	1,821
Effect of changes in exchange rates (OCI)	(358)	(504)	(413)	(1,275)
Credit loss allowance at end of the year	10,532	7,136	8,542	26,210
(a)	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.
(b)	Relates to methodology changes that occurred during the period, according to the Group's processes of model monitoring.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(63,015)	63,015	-	-
Transfers from Stage 2 to Stage 1	31,475	(31,475)	-	-
Transfers to Stage 3	(149,355)	(112,901)	262,256	-
Transfers from Stage 3	735	701	(1,436)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of gross carrying amount	515,802	223,713	186,632	926,147
Effect of changes in exchange rates (OCI)	55,876	8,073	2,658	66,607
Gross carrying amount at end of the year	1,521,040	351,166	104,293	1,976,499

The table above presents the gross exposure considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days. Due to the estimate change implemented on June 30, 2022, there was an additional write-off of stage 3 gross amounts of US$139,436 recognized on that date. The total impact of the change in estimate, through December 31, 2022, was to increase write-offs by US$ 278,560.

	2021
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	168,744	22,634	9,526	200,904
Transfers from Stage 1 to Stage 2	(8,535)	8,535	-	-
Transfers from Stage 2 to Stage 1	3,279	(3,279)	-	-
Transfers to Stage 3	(11,069)	(3,324)	14,393	-
Transfers from Stage 3	18	160	(178)	-
Write-offs	-	-	(14,676)	(14,676)
Net increase of gross carrying amount	1,020,838	182,800	56,160	1,259,798
Effect of changes in exchange rates (OCI)	(43,753)	(7,486)	(2,437)	(53,676)
Gross carrying amount at end of the year	1,129,522	200,040	62,788	1,392,350

	2020
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	44,513	16,335	2,166	63,014
Transfers from Stage 1 to Stage 2	(1,951)	1,951	-	-
Transfers from Stage 2 to Stage 1	2,621	(2,621)	-	-
Transfers to Stage 3	(2,997)	(1,314)	4,311	-
Transfers from Stage 3	-	8	(8)	-
Write-offs	-	-	(4,525)	(4,525)
Net increase of gross carrying amount	137,483	12,013	8,123	157,619
Effect of changes in exchange rates (OCI)	(10,925)	(3,738)	(541)	(15,204)
Gross carrying amount at end of the year	168,744	22,634	9,526	200,904

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

15. Compulsory and other deposits at central banks

	2022	2021

Compulsory deposits	2,026,516	819,794
Reserve at BACEN	751,503	118,865
Total	2,778,019	938,659

Compulsory deposits are required by BACEN based on the amount of RDB held by Nu Financeira.

Reserve at BACEN relates to the Instant Payments Account, which is required by BACEN to support instant payment operations.

16. Other Receivables

	2022	2021

Other receivables	521,670	50,349
Total	521,670	50,349

Other receivables in the amount of US$521,670 (US$50,349 as of December 31, 2021), presented net of expected losses of US$1,064 (US$104 as of December 31, 2021), are related to the acquisition of credit card receivables held by other participants of the credit card network.

17. Other assets

	2022	2021

Deferred expenses (i)	157,439	76,183
Taxes recoverable	245,967	71,865
Advances to suppliers and employees	22,662	23,958
Prepaid expenses	61,744	15,958
Judicial deposits (note 23)	18,864	17,480
Other assets	35,227	27,471
Total	541,903	232,915
(i)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card's useful life, adjusted for any cancellations.

18. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	792,559	27	105
Exchange rate contracts - Future	111,634	917	51
Interest rate contracts - Swap	10,056	50	-
Currency - Non-deliverable forward contract (NDF)	113,682	11,228	24
Warrants (i)	100,000	27,908	-

Derivatives held for hedging
Designated as cash flow hedge
Exchange rate contracts - Future	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,551,521	1	46
Total	2,898,637	41,485	9,425

	2021
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	3,671,709	10	462
Currency exchange rate contracts - Future	116,075	-	3,899
Interest rate contracts - Swap	9,523	24	7
Forward contracts	83,155	81,528	82,775
Warrants (i)	65,000	19,756	-

Derivatives held for hedging
Designated as cash flow hedge
Exchange rate contracts - Future	77,115	-	135
Total	4,022,577	101,318	87,278

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge intercompany loans with Nu Colombia in US dollars with a settlement in February 2023.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties, see more details in item d.

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

The agreement also provided that Nu would invest up to US$200,000 in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. During 2022, the total amount agreed of US$200,000 was invested in the securitization vehicles, shown as part of the “investment funds” on note 12, and, consequently, US$100,000 was shown as notional in the table above. Nu can exercise the option at any time, but the expiration date is 2 years after the issuance date.

As of December 31, 2022, the warrants' fair value was US$27,908 (US$19,756 as of December 31, 2021) calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 26. The Company recognized a gain of US$8,152 during 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	332,497	73,286	348	406,131
Exchange rate contracts - Future	241,093	-	-	241,093
Interest rate contracts - Swap	-	-	10,056	10,056
Currency - Non-deliverable forward contract (NDF)	113,682	-	-	113,682
Warrants	-	-	100,000	100,000
Total assets	687,272	73,286	110,404	870,962

Liabilities
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
Interest rate contracts - Future	27,776	256,240	102,412	386,428
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	617,791	1,204,244	205,640	2,027,675
Total	1,305,063	1,277,530	316,044	2,898,637

	2021
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	775,002	24,755	71	799,828
Exchange rate contracts - Future	116,074	-	-	116,074
Forward contracts	83,155	-	-	83,155
Warrants	-	-	65,000	65,000
Total assets	974,231	24,755	65,071	1,064,057

Liabilities
Interest rate contracts - Future	1,668,284	864,989	338,609	2,871,882
Exchange rate contracts - Future	77,115	-	-	77,115
Interest rate contracts - Swap	-	-	9,523	9,523
Total liabilities	1,745,399	864,989	348,132	2,958,520
Total	2,719,630	889,744	413,203	4,022,577

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The table below shows the breakdown by maturity of the fair value amounts:

	2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	145	-	145
Interest rate contracts - Swap	-	50	50
Interest rate contracts - Future	27	-	27
Exchange rate contracts - Future	2,126	-	2,126
Currency - Non-deliverable forward contract (NDF)	11,228	-	11,228
Warrants	-	27,908	27,908
Interest rate contracts - Future - portfolio hedge	1	-	1
Total assets	13,527	27,958	41,485

Liabilities
Equity - Total Return Swap (TRS)	9,017	-	9,017
Interest rate contracts - Future	17	88	105
Exchange rate contracts - Future	233	-	233
Currency - Non-deliverable forward contract (NDF)	24	-	24
DI - Future - notes 13 and 14	46	-	46
Total liabilities	9,337	88	9,425
Total	22,864	28,046	50,910

	2021
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	2	8	10
Exchange rate contracts - Future	24	-	24
Forward contracts	81,528	-	81,528
Warrants	-	19,756	19,756
Total assets	81,554	19,764	101,318

Liabilities
Interest rate contracts - Future	69	393	462
Exchange rate contracts - Future	4,034	-	4,034
Interest rate contracts - Swap	-	7	7
Forward contracts	82,775	-	82,775
Total liabilities	86,878	400	87,278
Total	168,432	20,164	188,596

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Analysis of derivatives designated as hedges

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	2022	2021	2020

Balance at beginning of the year	1,487	49	1
Fair value change recognized in OCI during the year	(20,924)	2,705	8,302

Total amount reclassified from cash flow hedge reserve to statement of profit or loss during the year	14,012	(242)	(8,223)
to "Customer support and operation"	6,769	(91)	(5,480)
to "General and administrative expenses"	7,778	(136)	(4,925)
Effect of changes in exchange rates (OCI)	(535)	(15)	2,182

Deferred income taxes	2,815	(1,025)	(31)

Balance at end of the year	(2,610)	1,487	49

The future transactions that are the object of the hedge are:

	2022			2021
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	64,840	64,619	129,459	78,401
Total	64,840	64,619	129,459	78,401

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes in the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Effectiveness ratio - changes in fair value

	2022
	Derivative object hedge	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation	Effectiveness
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	72,337	(51)	-	22	101.0%
Interest rate contracts - Future - portfolio hedge - loan	1,189,716	(2,836)	-	2,062	99.0%
Total	1,262,053	(2,887)	-	2,084

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

2022

Balance at beginning of the year	-
Fair value change recognized in OCI during the year	(8,871)
Total amount reclassified from cash flow hedge reserve to statement of profit or loss during the year	3,995
to "General and administrative expenses" (i)	3,995

Balance at end of the year	(4,876)
(i)	Presented as share-based compensation on general and administrative expenses.

Expected cash disbursement

	2022
	Up to 1 year	1 to 3 years	Above 3 years	Total
Expected cash disbursement for income tax payments	22,727	28,359	7,972	59,058
Total	22,727	28,359	7,972	59,058

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

19. Instruments eligible as capital

	2022	2021
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	11,507	12,056
Total	11,507	12,056

There were no defaults or breaches of instruments eligible as capital or on any financial liability during 2022 and 2021.

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The gains of fair value changes arising from its own credit risk in the amount of US$2,008 were recorded in other comprehensive income (losses of US$1,051 and US$219 in the years ended December 31, 2021 and 2020). All other fair value changes and interests in the amount of US$10,653 (US$3,580 and US$1,984 in the years ended December 31, 2021 and 2020) were recognized as profit (loss).

	2022	2021	2020
Balance at beginning of the year	12,056	15,492	22,084
Interest accrued	(882)	2,137	1,689
Fair value changes	8,192	(5,717)	(3,673)
Own credit transferred to OCI	(2,008)	1,051	219
Effect of changes in exchange rates (OCI)	(5,851)	(907)	(4,827)
Balance at end of the year	11,507	12,056	15,492

20. Financial liabilities at amortized cost – deposits

	2022	2021

Deposits by customers (i)
Bank receipt of deposits (RDB)	14,273,959	7,728,108
Deposits in electronic money	1,534,582	1,887,945
Bank receipt of deposits (RDB-V)	-	31,557
Time deposit (ii)	-	19,181
Other deposits	-	509
Total	15,808,541	9,667,300

(i)	In June 2019, Nu Financeira's RDB was launched as an investment option in NuConta. Unlike the deposits in electronic money, Nu may or may not invest the resources from RDB's deposits in government securities. They can be used as a financing source for the lending and credit card operations, instead. RDB's deposits have guarantees from the Brazilian Deposit Guarantee Fund ("FGC"). Deposits in electronic money through NuConta, and part of the RDBs, correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

In September 2020, Nu Financeira launched a new investment option – a RDB with a defined future maturity date. In December 2022, RDBs had maturities of up to 24 months and a weighted average interest rate of 104% as of December 31, 2022 (and 107% on December 31, 2021) of the Brazilian CDI rate.

Deposits in electronic money include NuConta, which is part of the prepaid account modality (Brazil and Mexico), as well as Conta NuInvest amounts, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. In Brazil, those deposits are required by BACEN to be invested in Brazilian government bonds and the return is 100% of the CDI as of the thirty-first day, also considering the retroactive yield from the first thirty days on the unused deposit balances. In Mexico there is no requirement to invest the deposits in specific assets and the return is the Interbank Equilibrium Interest Rate "TIIE" - 2%, as of December 2022.

(ii)	In July 2020, the subsidiary Nu Financeira issued a time deposit instrument ("DPGE"), also with a special guarantee from FGC, in the amount of R$100,000, equivalent to US$19,000 at the issuance date, remunerated at the Brazilian DI rate + 1% per annum and was fully settled in July 2022.

Breakdown by maturity

	2022
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,534,582	-	1,534,582
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959
Total	15,695,387	113,154	15,808,541

	2021
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,887,945	-	1,887,945
Bank receipt of deposits (RDB)	7,663,355	64,753	7,728,108
Bank receipt of deposits (RDB-V)	31,557	-	31,557
Time deposit	19,181	-	19,181
Other deposits	509	-	509
Total	9,602,547	64,753	9,667,300

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

21. Financial liabilities at amortized cost – payables to network

	2022	2021

Payables to credit card network (i)	7,054,783	4,882,159
Total	7,054,783	4,882,159

(i)	Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (parcelado) have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	2022	2021

Up to 30 days	3,829,398	2,518,437
30 to 90 days	1,741,186	1,205,765
More than 90 days	1,484,199	1,157,957
Total	7,054,783	4,882,159

Collateral for credit card operations

As of December 31, 2022, the Group had US$305 (US$1,052 on December 31, 2021) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.31% per month on December 31, 2022 (0.20% on December 31, 2021).

22. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	2022	2021

Borrowings and financing	585,568	147,243
Securitized borrowings	-	10,011
Total	585,568	157,254

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (ii)	3,100	32,632	82,462	118,194
Syndicated loan (iii)	103	2,494	464,777	467,374
Total borrowings and financings	3,203	35,126	547,239	585,568

	2021
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Financial letter (i)	7,728	2,672	-	10,400
Term loan credit facility (ii)	3,064	10,113	123,666	136,843
Total borrowings and financings	10,792	12,785	123,666	147,243
(i)	Corresponded to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, fully paid in April 2022.
(ii)	Corresponds to two term loan credit facilities obtained by subsidiary Nu Servicios and reassigned to Nu Financiera, in Mexican pesos, from:
a)	Bank of America México, S.A., Institución de Banca Múltiple (“BofA”) in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 12.48% (Mexican Interbanking Equilibrium Interest Rate (“TIIE 182” + 1.40%) per annum as of December 31, 2022 (equivalent to 7.42% per annum as of December 31, 2021), and maturity date in July 2023.
b)	JPMorgan México ("JP Morgan") in the total amount equivalent to US$80,000 on the issuance dates, with interest from 12.08% to 12.53% (TIIE 182 + 1.45% and TIIE 182 + 1.0%, respectively) per annum as of December 31, 2022 (from 7.02% to 7.47% per annum as of December 31, 2021), and maturity dates in November 2024 and July 2024.
(iii)	Corresponds to a syndicated credit facility, in which Nu's subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor. The amount of the credit facility is US$650,000, out of which US$ 625,000 allocated to Nu Mexico and US$ 25,000 to Nu Colombia, and as of December 31, 2022:
a)	Mexico used the total equivalent to US$435,000 on the issuance dates, with interest equivalent to 11.98% per annum (TIIE 91 + 1.00%) and maturity date in April 2025;
b)	Colombia used the total equivalent to US$25,000 on the issuance date, with interest equivalent to 6.18% per annum (Colombian Reference Banking Indicator ("IBR") + 1.00%) and maturity date in April 2025.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Changes to borrowings and financings are as follows:

	2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the year	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	121,142	-	460,000	581,142
Payments – principal	(9,447)	(146,078)	(4,458)	-	(159,983)
Payments – interest	(1,889)	(8,301)	(568)	(19,998)	(30,756)
Interest accrued	42	8,340	158	22,534	31,074
Effect of changes in exchange rates (OCI)	894	6,248	139	4,838	12,119
Balance at end of the year	-	118,194	-	467,374	585,568

	2021
	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454
New borrowings	-	-	116,349	116,349
Payments – principal	(54,151)	(6,372)	-	(60,523)
Payments – interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	-	10,400	136,843	147,243

	2020
	Financial letter	Bank credit bill	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	77,061	34,183	22,157	-	133,401
New borrowings	-	-	-	17,974	17,974
Payments – principal	(1,508)	(26,148)	(237)	-	(27,893)
Payments – interest	(45)	(1,279)	(24)	-	(1,348)
Interest accrued	1,936	743	770	236	3,685
Effect of changes in exchange rates (OCI)	(17,318)	(7,499)	(4,982)	1,434	(28,365)
Balance at end of the year	60,126	-	17,684	19,644	97,454

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Covenants

The restrictive clauses (covenants) associated with the Group's debt contracts establish the maintenance of minimum financial indicators resulting from its capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The Group was compliant with such restrictive clauses as of December 31, 2022, and 2021.

Guarantees

The Company is guarantor to the above-mentioned borrowings from Colombia and Mexico. The subsidiary Nu Pagamentos also is guarantor to the BofA and JP Morgan borrowings.

b) Securitized borrowings

Securitized borrowings corresponded to senior quotas issued by FIDC Nu. Senior notes of 1st series were fully settled in 2020, 2nd series were fully settled in 2021 and 3rd series were fully settled in February 2022. Changes to securitized borrowings are as follows:

	2022	2021	2020

Balance at beginning of the year	10,011	79,742	169,925
Interest accrued	84	1,904	4,633
Payments – principal	(10,633)	(66,403)	(52,172)
Payments – interest	(134)	(1,976)	(4,819)
Effect of changes in exchange rates (OCI)	672	(3,256)	(37,825)
Balance at end of the year	-	10,011	79,742

23. Provision for lawsuits and administrative proceedings

	2022	2021

Tax risks	15,747	17,081
Civil risks	2,096	980
Labor risks	104	21
Total	17,947	18,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

a) Provision

Regarding tax risks, a provision in the amount of US$15,747 as of December 31, 2022 (US$17,081 on December 31, 2021) mainly refers to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In June 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$2,096 (US$980 on December 31, 2021) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2022
	Tax	Civil	Labor

Balance at beginning of the year	17,081	980	21
Additions	-	1,942	100
Payments / Reversals	(2,341)	(857)	(18)
Effect of changes in exchange rates (OCI)	1,007	31	1
Balance at end of the year	15,747	2,096	104

	2021
	Tax	Civil	Labor

Balance at beginning of the year	15,995	470	4
Additions	2,240	2,204	18
Payments / Reversals	-	(1,644)	-
Effect of changes in exchange rates (OCI)	(1,154)	(50)	(1)
Balance at end of the year	17,081	980	21

	2020
	Tax	Civil	Labor

Balance at beginning of the year	20,631	300	21
Additions	-	1,472	2
Payments / Reversals	-	(1,234)	(13)
Effect of changes in exchange rates (OCI)	(4,636)	(68)	(6)
Balance at end of the year	15,995	470	4

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$7,128 and US$1,814, respectively (US$4,365 and US$454 on December 31, 2021). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of December 31, 2022, and 2021.

d) Judicial deposits

As of December 31, 2022, the total amount of judicial deposits shown as “Other assets” (note 17) is US$18,864 (US$17,480 on December 31, 2021) and is substantially related to the tax proceedings.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

24. Deferred income

	2022	2021

Deferred revenue from rewards program	34,546	25,462
Deferred annual fee	3,283	4,673
Other deferred income	3,859	522
Total	41,688	30,657

Deferred revenue from rewards programs and deferred annual fee are related to the Group's reward program for its credit card customers, called "Rewards". The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of December 31, 2021) equal to 1 point and cashbacks. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn.

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

25. Related parties

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the consolidated financial statements.

In 2022, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit (loss).

a) Transactions with other related parties

	Assets/ (Liabilities)
	2022	2021

Others	316	299

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	Revenues (expenses)
	2022	2021	2020

Others	(1,112)	(1,685)	-

On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a former member of the Company’s Board of Directors ("Board"). This director has not been a member of the Board since September, 2022, when the Company ceased recognizing Rodamoinho as a related party. In addition, on April 12, 2022 and July 15, 2022 the Group made payments for training and workshops provided by Reprograma, a philanthropic project managed by a family member of the Company’s controlling shareholder.

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Company is set out in aggregate below.

	2022	2021	2020
Consolidated statements of profit or loss
Fixed and variable compensation (i)	122,892	34,252	9,029

(i)	The Contingent Share Award (CSA) termination is not included in the management compensation. Although Nu recognized the expense, Mr. David Vélez has forfeited the right to receive the amount.

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers, which increased mainly due to the recognition of the 2021 Contingent Share Award (CSA) expenses until the date of its termination.

26. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on December 31, 2022 and 2021 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on December 31, 2022, and 2021. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money, RDB, RDB-V, time deposit, and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2022			2021
	Book value	Fair value - Level 2	Fair value - Level 3	Book value	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory and other deposits at central banks	2,778,019			938,659
Credit card receivables (i)	8,233,123	-	8,204,077	4,780,520	-	4,161,785
Loans to customers (i)	1,676,276	-	1,920,518	1,194,814	-	1,324,513
Other receivables	521,670	-	522,359	50,349	-	50,400
Other financial assets	478,283			18,493
Total	13,687,371	-	10,646,954	6,982,835	-	5,536,698

Liabilities
Deposits in electronic money	1,534,582			1,888,454
Deposits - RDB and RDB-V	14,273,959			7,759,665
Time deposit	-			19,181
Payables to network	7,054,783	6,399,704	-	4,882,159	4,755,304	-
Borrowings and financing	585,568			147,243
Securitized borrowings	-			10,011
Total	23,448,892	6,399,704	-	14,706,713	4,755,304	-
(i)	It excludes the fair value adjustment from the hedge accounting.

The book value from credit card receivables and loans to customers includes the amounts that are the subject of the portfolio hedge, described in note 18. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing fair value is equal to the book value given that any prepayment shall be equal to the total outstanding amount. The fair value of floating rate demand deposits are assumed to be equal to carrying values.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group's own credit spread. For receivables, fair values exclude expected losses. For past due receivables, the Group used the recovery rate of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the risk-free interest rate curve and a credit spread. For past due receivables, the Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Other receivables: Fair value is calculated by discounting future cash flows by a risk-free interest rate and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2022, and 2021, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2022
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	8,222,278	-	-	8,222,278
United States	171,184	-	-	171,184
Mexico	1,382	-	-	1,382

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,712	-	3,712
Investment funds	-	302,779	-	302,779
Time deposit	-	446,436	-	446,436
Bill of credit (LC)	-	138	-	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	-	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	1,197	-	1,197
Corporate bonds and debentures	676,953	158,675	-	835,628
Equity instrument	-	-	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	-	305	-	305

Liabilities
Derivative financial instruments	384	9,041	-	9,425
Instruments eligible as capital	-	11,507	-	11,507
Repurchase agreements	-	197,242	-	197,242

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

	2021
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	6,646,188	-	-	6,646,188
United States	830,124	-	-	830,124
Colombia	504	-	-	504

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	81,810	-	81,810
Investment funds	-	146,884	-	146,884
Time deposit	-	1,119,682	-	1,119,682
Bill of credit (LC)	-	14	-	14
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	1,508	-	1,508
Corporate bonds and debentures	-	121,783	-	121,783
Stocks issued by public-held company	158	-	-	158
Equity instrument	-	-	30,735	30,735
Derivative financial instruments	81,538	24	19,756	101,318
Collateral for credit card operations	-	1,052	-	1,052

Liabilities
Derivative financial instruments	87,271	7	-	87,278
Instruments eligible as capital	-	12,056	-	12,056
Repurchase agreements	-	3,046	-	3,046

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. All the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the 'Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais' (“Anbima”). For US, Mexico and Colombia bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, whose valuation is based on observable data, such as interest rates and interest rate curves, are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black-Scholes model and are classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Repurchase agreements: The fair value is the transaction value itself given that repurchase agreement is a collateralized short-term one-day agreement;

c) Transfers between levels of the fair value hierarchy

For the years ended December 31, 2022 and 2021, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.
27. Income tax

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. In August 2022, the Social Contribution tax rate in Brazil increased 1 percentage point, thus the combined income tax rate increased from 40% to 41%. The change is effective from August 1 to December 31, 2022, and it only affects the subsidiaries Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 41% for the year ended December 31, 2022, 45% for the year ended December 31, 2021, and 40% for the year ended December 31, 2020:

	2022	2021	2020
Loss before income tax	(308,901)	(170,164)	(193,178)
Tax rate (i)	41%	45%	40%
Income tax benefit	126,649	76,574	77,271

Permanent additions/exclusions
Share-based payments	(11,757)	(41,418)	(8,639)
Customers gifts	(120)	(250)	(375)
Operational losses and others	(9,112)	(6,385)	(4,741)
Changes in income tax rate	(2,531)	(11,127)	-
Contingent share award (CSA) - termination (ii)	(145,785)	-	(8,049)
Effect of different tax rates - subsidiaries and parent company	(31,765)	(4,541)	(3,781)
Results with convertible instruments	-	-	(29,008)
Other non-deductible expenses	18,688	(10,353)	(1,022)
Income tax	(55,733)	2,500	21,656

Current tax expense	(473,345)	(219,824)	(22,338)
Deferred tax benefit	417,612	224,654	44,025
Income tax in the statement of profit or loss	(55,733)	4,830	21,687
Deferred tax recognized in OCI	829	(2,330)	(31)
Income tax	(54,904)	2,500	21,656
Effective tax rate	18.0%	-2.8%	-11.2%
(i)	The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as "effect of different tax rates –subsidiaries and parent company".
(ii)	The amount is related to the termination of the Contingent Share Award (CSA) as described in the note 10b.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2022, 2021 and 2020, and the changes for the years then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

			Reflected in the statement of profit or loss
	2021	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2022

Provisions for credit losses	204,459	-	600,227	(221,817)	922	-	583,791
Provision PIS/COFINS - Financial Revenue	5,965	-	-	-	334	-	6,299
Other temporary differences	72,343	12,175	68,971	(34,313)	3,927	-	123,103
Total deferred tax assets on temporary differences	282,767	12,175	669,198	(256,130)	5,183	-	713,193

Tax loss and negative basis of social contribution	77,985	-	19,930	(5,707)	5,649	-	97,857
Deferred tax assets	360,752	12,175	689,128	(261,837)	10,832	-	811,050

Futures settlement market	(18,850)	-	(7,821)	13,730	(798)	-	(13,739)
Fair value changes - financial instruments	(2,144)	-	(3,744)	4,634	(51)	(1,986)	(3,291)
Others	(8,340)	-	46,446	(60,338)	(1,856)	-	(24,088)
Deferred tax liabilities	(29,334)	-	34,881	(41,974)	(2,705)	(1,986)	(41,118)

Fair value changes - cash flow hedge	1,057	-	17,608	(20,194)	(229)	2,815	(1,758)
Deferred tax recognized during the year			741,617	(324,005)		829

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

			Reflected in the statement of profit or loss
	2020	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2021

Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	-	204,459
Provision PIS/COFINS - Financial Revenue	6,398	-	-	-	(433)	-	5,965
Other temporary differences	41,982	585	52,157	(18,394)	(3,987)	-	72,343
Total deferred tax assets on temporary differences	116,535	626	250,077	(71,124)	(13,347)	-	282,767

Tax loss and negative basis of social contribution	8,596	4,201	67,939	-	(2,751)	-	77,985
Deferred tax assets	125,131	4,827	318,016	(71,124)	(16,098)	-	360,752

Futures settlement market	-	-	(19,137)	-	287	-	(18,850)
Fair value changes - financial instruments	(8,741)	-	(170)	5,544	(82)	1,305	(2,144)
Others	-	-	(14,524)	4,744	1,440	-	(8,340)
Deferred tax liabilities	(8,741)	-	(33,831)	10,288	1,645	1,305	(29,334)

Fair value changes - cash flow hedge	32	-	1,305	-	(280)	1,025	1,057
Deferred tax recognized during the year			285,490	(60,836)		2,330

		Reflected in the statement of profit or loss
	2019	Constitution	Realization	Foreign exchange	2020

Provisions for credit losses	63,846	79,383	(60,808)	(14,266)	68,155
Provision PIS/COFINS - Financial Revenue	8,252	-	-	(1,854)	6,398
Other provisions	14,944	27,125	(5,242)	(3,504)	33,323
Fair value changes - financial instruments	2,177	8,945	(1,791)	(672)	8,659
Total deferred tax assets on temporary differences	89,219	115,453	(67,841)	(20,296)	116,535

Tax loss and negative basis of social contribution	4,979	7,150	(3,724)	191	8,596
Deferred tax assets	94,198	122,603	(71,565)	(20,105)	125,131

Fair value changes - financial instruments	(698)	(7,013)	-	(1,030)	(8,741)
Deferred tax liabilities	(698)	(7,013)	-	(1,030)	(8,741)
Deferred tax assets net of deferred tax liabilities	93,500	115,590	(71,565)	(21,135)	116,390

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

28. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2022 and 2021.

Shares authorized and fully issued	Note	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2020		222,657,093	422,057,050	16,795,799	2,500	-	-	661,512,442	3,969,074,652
SOPs exercised and RUSs vested		6,314,494	-	-	-	15,600,346	-	21,914,840	131,489,040
Shares withheld for employees' taxes		(320,866)	-	-	-	(384,278)	-	(705,144)	(4,230,864)
Shares repurchased		(203,643)	-	-	-	-	-	(203,643)	(1,221,858)
Issuance of preferred shares (Series G)		-	11,758,704	-	-	-	-	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)		-	16,795,799	(16,795,799)	-	-	-	-	-
Issuance of preferred shares due to Easynvest business combination		-	8,019,426	-	-	-	-	8,019,426	48,116,556
Issuance of preferred shares(Series G-1)		-	10,002,809	-	-	-	-	10,002,809	60,016,854
Conversion of ordinary shares in class A shares		(228,447,078)	-	-	-	228,447,078	-	-	-
Conversion of class A shares in class B shares		-	-	-	-	(184,110,692)	184,110,692	-	-
Awards issued		-	-	-	-	-	7,596,827	7,596,827	45,580,962
Issuance of class A shares - Cognitect acquisition		-	-	-	-	107,489	-	107,489	644,934
Issuance of class A shares - Spin Pay acquisition		-	-	-	-	138,415	-	138,415	830,490
Subtotal balances before the 6-for-1 forward share split		-	468,633,788	-	2,500	59,798,358	191,707,519	720,142,165	4,320,852,990
Issuance of shares due to the 6-for-1 forward share split		-	2,343,168,940	-	12,500	298,991,790	958,537,595	3,600,710,825	-
Subtotal balances after the 6-for-1 forward share split		-	2,811,802,728	-	15,000	358,790,148	1,150,245,114	4,320,852,990	4,320,852,990
Preferred shares converted into class A shares		-	(2,811,802,728)	-	-	2,811,802,728	-	-	-
Cancelation of management shares		-	-	-	(15,000)	-	-	(15,000)	(15,000)
Issuance of shares under the customer program		-	-	-	-	1,259,613	-	1,259,613	1,259,613
Issuance of shares under the IPO		-	-	-	-	287,890,942	-	287,890,942	287,890,942
Movements due to the IPO		-	(2,811,802,728)	-	(15,000)	3,100,953,283	-	289,135,555	289,135,555
Total as of December 31, 2021		-	-	-	-	3,459,743,431	1,150,245,114	4,609,988,545	4,609,988,545
Conversion of shares class B to A		-	-	-	-	58,312,073	(58,312,073)	-	-
SOPs exercised and RUSs vested	10	-	-	-	-	64,418,580	-	64,418,580	64,418,580
Shares withheld for employees' taxes	10	-	-	-	-	(8,536,770)	-	(8,536,770)	(8,536,770)
Issuance of class A shares - Cognitect and Juntos acquisitions		-	-	-	-	1,362,201	-	1,362,201	1,362,201
Issuance of shares due to IPO over-allotment		-	-	-	-	27,555,298	-	27,555,298	27,555,298
Total as of December 31, 2022		-	-	-	-	3,602,854,813	1,091,933,041	4,694,787,854	4,694,787,854

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Shares authorized and unissued	Note	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Business combination - contingent share consideration		-	-	10,683,513	10,683,513
Reserved for the share-based payments		-	-	397,521,998	397,521,998
Shares authorized which may be issued class A or class B		-	-	43,500,447,845	43,500,447,845
Shares authorized and unissued as of December 31, 2022		-	-	43,908,653,356	43,908,653,356

Shares authorized issued		3,602,854,813	1,091,933,041	4,694,787,854	4,694,787,854
Total as of December 31, 2022		-	-	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

As of December 31, 2022, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2022 and December 31, 2021, and the total amount of share capital was US$83 (US$83 as of December 31, 2021).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs in 2022 and 2021:

Event	Capital and share premium reserve

Issuance of preferred shares (Series F-1)	400,915
Issuance of preferred shares (Series G)	400,000
Issuance of preferred shares (Series G-1)	400,000
Shares issued on IPO over-allotment	247,998
Customer program and IPO (note 1b)	2,602,026

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

In May 2021, the senior preferred shares related to Series F-1 were fully converted into equity, with the total issuance of 16,795,799 shares (100,774,794 after the 6-for-1 forward share split) at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and as liability into share capital and share premium reserve in the total amount of US$400,915.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

The Company did not have any convertible instruments during the year 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

d) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2022	2021
Accumulated losses	(701,062)	(336,484)
Share-based payments reserve	765,639	208,075
Total attributable to shareholders of the parent company	64,577	(128,409)
Accumulated profit (loss) attributable to non-controlling interests	-	(341)
Total accumulated losses	64,577	(128,750)

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the years ended on December 31, 2022 and 2021, the following shares were repurchased (after the 6-for-1 forward share split):

	2022	2021
Quantity of shares repurchased	-	1,221,858
Total value of shares repurchased	-	4,607
Quantity of shares withheld - RSU	8,536,770	4,230,864
Total value of shares withheld - RSU	51,212	18,299

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit (loss) in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit (loss) in future periods.

The accumulated balances are as follows:

	2022	2021	2020
Cash flow hedge effects, net of deferred taxes	(7,486)	1,487	49
Currency translation on foreign entities	(108,356)	(110,936)	(97,081)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(22,298)	1,741	-
Own credit adjustment effects	489	(1,519)	(468)
Total	(137,651)	(109,227)	(97,500)

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

29. Management of financial risks, financial instruments, and other risks

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include:

1.	Credit risk;
2.	Liquidity risk;
3.	Market Risk and Interest Rate Risk in the Banking Book (IRRBB);
4.	Operational Risk / Information Technology/Cyber Risk;
5.	Regulatory Risk;
6.	Compliance Risk;
7.	Reputational Risk; and
8.	Risks from cryptocurrency business.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: established as a Board of Director level committee in order to assist the Board in fulfilling its oversight responsibilities to the Company’s shareholders with respect to: evaluating the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, following the recommendations made by the internal and independent auditors to management, reviewing and discussing with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, overseeing the performance of overall Nu's risk management framework and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by country). It consists of at least three members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology and cyber risks ("IT"), data protection, Compliance and anti-money laundering ("AML"), fraud prevention, stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include Credit Risk, Market Risk, Interest rate risk in the Banking Book (IRRBB), Liquidity Risk, Operational Risk and Internal Controls, Information Technology and Cyber Risk, Model Risk, Compliance and Anti-money laundering (AML). The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

●	Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
●	Estimating the expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	2022	2021

Cash and cash equivalents	4,172,316	2,705,675

Securities	91,853	815,962
Derivative financial instruments	41,485	101,318
Collateral for credit card operations	305	1,052
Financial assets at fair value through profit or loss	133,643	918,332

Securities	9,947,138	8,163,428
Financial assets at fair value through other comprehensive income	9,947,138	8,163,428

Compulsory and other deposits at central banks	2,778,019	938,659
Credit card receivables	8,233,072	4,780,520
Loans to customers	1,673,440	1,194,814
Other receivables	521,670	50,349
Other financial assets	478,283	18,493
Financial assets at amortized cost	13,684,484	6,982,835
Total	27,937,581	18,770,270
●	Liquidity risk

Liquidity risk is defined as:

●	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2022				2021
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959	96%	7,663,355	64,753	7,728,108	97%
Bank receipt of deposits (RDB-V)	-	-	-	-	31,557	-	31,557	1%
Time deposit	-	-	-	-	19,181	-	19,181	0%
Borrowings and financing	38,329	547,239	585,568	4%	23,577	123,666	147,243	2%
Instruments eligible as capital	-	11,507	11,507	0%	-	12,056	12,056	0%
Total	14,199,134	671,900	14,871,034	100%	7,737,670	200,475	7,938,145	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2022
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	9,425	9,425	152	105	9,056	112
Instruments eligible as capital	11,507	14,742	-	-	-	14,742
Repurchase agreements	197,242	197,242	197,242	-	-	-
Deposits in electronic money (*)	1,534,582	1,531,753	1,531,753	-	-	-
Bank receipt of deposits (RDB)	14,273,959	14,278,498	13,589,341	207,839	336,218	145,100
Payables to network	7,054,783	7,054,784	3,829,399	1,741,186	1,483,533	666
Borrowings and financing	585,568	721,480	482	17,011	83,182	620,805
Total	23,667,066	23,807,923	19,148,369	1,966,141	1,911,989	781,425
(*)	In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$2,252,464 to the Brazilian Central Bank as of December 31, 2022 (US$2,271,585 as of December 31, 2021).
(1)	The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of December 31, 2022 (R$5.2804, MXN19.4999 and COP4,852.50 per US$1) and the projected Brazilian CDI, obtained from B3's website, for the deposits.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
●	Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates, commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the banking book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

The table below presents the VaR, calculated using a holding period of 1 day, by a historical simulation approach, with a 5-year historical window. As of December 31, 2022, VaR for Brazil is calculated only for the Trading Book and using a confidence level of 99%, in line with the way portfolios are managed. VaR for Nu Holdings is considering only financial assets held directly by Nu Holdings, and it is not considering assets in other countries, including Brazil, Mexico and Colombia. The VaR model for Nu Holdings uses a confidence level of 99% and a holding period of 10 days.

VaR	2022	2021

Nu Financeira (i) / Nu Pagamentos (Brazil)	190	1,012
Nu Holdings	10,321	340
(i)	Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

●       Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon
DV01	2022	2021	2022	2021

Nu Financeira (i) / Nu Pagamentos / FIP (Brazil)	(41)	4	(5)	(2)
(i)	Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

The following analysis is the Nu México sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Mexican risk-free curve, assuming a parallel shift and a constant financial position:

Curve	Mexican Risk-Free Curve
DV01	2022	2021

Nu Mexico	(11)	n/a*
*	Nu Mexico figures were not significant as of December 2021.

The following analysis is Nu Holding's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the US Risk-Free Curve:

Curve	US Risk-Free Curve
DV01	2022	2021

Nu Holdings	(121)	(103)

The interest rate risk in Colombia and in Brazilian subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not significant as of December 31, 2022 and 2021. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of December 31, 2022 and 2021, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

●	Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people, or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●       Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. IT risks, including cyber risk, are a priority area for Nu, thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT/Cyber Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third-party consultants are aware of prevention measures and also know how to report incidents.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

●	Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the Group and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

●	Compliance risk

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. By not being in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML and Combating Terrorism Financing (CTF) and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

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

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

●       Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto utilizes the services of an agent in the operation and management of the cryptocurrency business activity. The Group keeps a copy of the records maintained by the agent as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to identify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Furthermore, the agent holds insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers.

●       Stress testing program

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, and also scenarios in which managerial actions are considered to increase the Group's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Group's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

30. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, and reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

In Brazil, the local entities must comply with two different regulatory capital requirements: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

●	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,958/21.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022
●	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BCB 3,681/13.

In March 2022, BACEN issued Resolution No. 200 which provides new prudential rules for payment institutions requiring a phased implementation that foresees an increase in the capital requirements applicable to credit card operations in Brazil. The Group's management understands that its capital is adequate to comply with the requirement of this new resolution.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V., (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (“nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology. In December 2022, Nu Mexico Financiera got the formal approval from the CNBV to execute the migration of the Credit Card portfolio. A capital injection equivalent to US$603,795 was made in the regulated entity along with the Credit Card portfolio migration to support the transferred Risk Weighted Assets (RWA). The whole Mexican operation will be executed henceforth in the regulated entity.

Nu Colombia is in the process of requesting the "Licencia de Compañía de financiamiento", a license from the SFC ("Superintendencia financiera de Colombia") which would allow it to offer several consumer credit and deposit products. In August 2022 the SFC granted the incorporation license for “Nu Colombia Compañía de Financiamiento S.A.”, and by the end of October 2022 the incorporation was completed. The next step is to receive the operational license. Once “Nu Colombia Compañía de Financiamiento S.A.'' becomes operational, the regulator requires it to comply with the capital ratio defined in “Ley de margen de solvencia”.

Nu implemented a capital management structure with the purpose of maintaining a higher level of capital than the minimum regulatory requirements.

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

Financial Conglomerate	2022	2021

Regulatory Capital	1,091,675	485,498
Tier I	905,782	467,225
Common Equity	769,640	467,225
Additional	136,142	-
Tier II	185,893	18,273
Risk Weighted Assets (RWA)	5,106,361	2,144,499
Credit Risk (RWA CPAD)	3,958,772	1,891,177
Market Risk (RWA MPAD)	70,159	14,825
Operational Risk (RWA OPAD)	1,077,430	238,497
Capital Required	536,168	225,172
Margin	555,507	260,325
Basel Ratio	21.4%	22.6%
RBAN - Capital Required	128,320	896
Margin considering RBAN	427,187	259,429

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by the Brazilian Central Bank.

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio for Nu Pagamentos, in accordance with current regulation in Brazil.

Nu Pagamentos	2022	2021

Adjusted Equity	1,135,199	570,418
Max Amount	3,923,171	2,487,136
Monthly average of payment transactions	3,923,171	2,487,136
Balance of electronic currencies	1,492,236	1,693,514
Capital Ratio	28.9%	22.9%

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by the CNBV.

As of December 31, 2022, its regulatory capital was equivalent to US$428,067 (US$4,435 on December 31, 2021), resulting in a Capital ratio of 69.81%, with 10.5% being the minimum required for Category 1 SOFIPO. Subsequent to December 31, 2022, the CNBV required that Nu Mexico Financiera accelerate its compliance with the Category 4 requirements. Considering the Category 4 SOFIPO standard, Capital ratio for SOFIPO was 44.62% as of December 31, 2022, and the minimum requested for Category 4 SOFIPO was 10.5%.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

31. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit (loss) and comprehensive income (loss).

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit (loss) and other comprehensive income (loss), as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)			Non-current assets (b)
	2022	2021	2020	2022	2021

Brazil	3,121,129	1,285,849	609,232	551,668	491,805
Mexico	201,197	29,546	1,409	17,610	8,235
Colombia	20,369	805	1	5,124	650
Cayman Islands	-	-	-	43,994	831
Germany	-	-	-	88	150
Argentina	-	-	-	46	73
United States	2,398	2,845	-	7,495	6,187
Total	3,345,093	1,319,045	610,642	626,025	507,931

(a) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2022, 2021 and 2020.

32. Non-cash transactions

	2022	2021	2020

Oivia's acquisition - share consideration	36,671	-	-
Contingent share award termination (note 10b)	355,573	-	-
Easynvest acquisition - share consideration	-	271,229	-
Conversion of senior preferred shares into equity	-	400,915	-
Spin Pay acquisition - share consideration	-	6,346	-

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

33. Customer crypto safeguarding

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin (SAB) 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets and a liability to return them to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with a specialized broker ("Agent"). The custody activity is performed by the Agent, which holds the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Company maintains an internal recordkeeping of the crypto assets held for the customers.

The Group concluded that its activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers as a result of certain technological, legal and regulatory risks and, therefore, we have recorded a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customers on the Group’s platform.

The Group recorded a crypto safeguarding obligation liability and a corresponding safeguarding asset based on the fair value of the crypto assets held for its customers at December 31, 2022. The Group was not aware of any actual or possible safeguarding loss events as of December 31, 2022, and accordingly, the customer crypto safeguarding liability and the associated customer crypto safeguarding assets were recorded at the same value.

The following table summarizes the customer's crypto safeguarding assets:

2022

Total approximate number of crypto held for customers	268,907
Fair value of the crypto-assets held by customers on the Group's platform
Bitcoin	10,227
Ethereum	7,823
Matic	181
UNI	82
Total	18,313

34. Subsequent events

a) International Finance Corporation ("IFC") facility

Nu Colombia SA has been granted a 3-year facility in the amount of US$ 150 million from IFC (International Finance Corporation), guaranteed by Nu Holdings. The contract was signed in December 2022 and the disbursements started in January 2023.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2022

b) Issuance of native crypto token

In February 2023, Nu initiated the distribution of NuCoin, which will be the native crypto token issued from Nu that enables the loyalty network ("Nucoin Network") between Nu and its customers. Over time, Nu aims to have other sponsoring companies (“Sponsors”) that commit to use Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoin to distribute to their customers and will be required to offer benefits to Nucoin holders to incentivize the network adoption and increase the overall utility to the community.

