Form 20-F
period 2023-12-31
Nu Holdings Ltd.
filed 2024-04-19
CIK 1691493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from                           to

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

Copies to:

Manuel Garciadiaz | Byron B. Rooney
Davis Polk & Wardwell LLP
Phone: (212) 450-4000 Fax: (212) 701-5800
450 Lexington Avenue | New York, NY
USA 10017

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.000006666666667 per share	NU	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2023 was 3,682,625,012 Class A ordinary shares, and 1,083,312,142 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Emerging growth company ☐

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

Yes ☐ No ☒

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars,” or “US$” are to the U.S. dollar. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or “IASB”.

Financial Statements

Nu Holdings Ltd. (“Nu”) was incorporated in the Cayman Islands on February 26, 2016, as an exempted company incorporated with limited liability.

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

Our consolidated financial statements were prepared in accordance with IFRS. Unless otherwise noted, our consolidated statement of financial position data presented herein as of December 31, 2023 and 2022 and the consolidated statements of profit or loss for the years ended December 31, 2023, 2022, and 2021 is stated in U.S. dollars, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.

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

Form 20-F | 2023	1

Adjusted Net Income (Loss)

Adjusted Net Income (Loss) is prepared and presented to eliminate the effect of items from profit (loss) attributable to shareholders of the parent company that we do not consider indicative of our core operating performance within the period presented. We define Adjusted Net Income (Loss) as profit (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation, the expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios), program terminated in 2023, hedge of the tax effects on share-based compensation, and the expense related to the termination of the 2021 Contingent Share Award (CSA) in 2022.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe that Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

●	Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods;
●	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, the income tax effects and the gains and losses of related hedges, do not necessarily reflect how our business is performing at any particular time and the related expenses are not considered to reflect our core operating performance;
●	The expense related to the termination of the 2021 Contingent Share Award (CSA) is considered unusual and not expected to recur in the foreseeable future and does not necessarily reflect how our business is performing or how it is expected to perform in the future and is not considered to reflect our core operating performance; and
●	Expenses related to the customer program (NuSócios), program terminated in 2023, and their income tax effects, do not necessarily reflect how our business is performing at any particular time as they were related to a specific marketing effort we carried out in connection with our initial public offering (IPO) and are not considered to reflect our core operating performance.

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

Form 20-F | 2023	2

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

The FX Neutral measures for the years ended December 31, 2022, 2021 and 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2022 and 2021 (R$5.133 and R$5.415 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2023 (R$4.978 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2023. The average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2020 (R$5.240 to 1.00) was used to calculate, using the same methodology described above, the FX Neutral Revenue for 2020 which is an input to the FX Neutral Revenue growth (%) presented for the year 2021.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2023, 2022, 2021 and 2020, as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio presented in this annual report were calculated by multiplying the as reported amounts as of December 31, 2022 and 2021 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$5.280 and R$5.576 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2023 (R$4.857 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. The spot Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2020 (R$5.199 to 1.00) was used to calculate, using the same methodology described above, the FX Neutral Deposit and FX Neutral Interest-earning portfolio as of December 31, 2020 which are inputs to the FX Neutral Deposit growth (%) and FX Neutral Interest-earning portfolio growth (%), respectively, presented for the year 2021.

Form 20-F | 2023	3

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

Number of customers and monthly active customers information is prepared and presented as an important indicator of the size and momentum of our business, particularly as we continue to operate at a high growth pace. We define customers for a given measurement period as the individuals or Small and Medium Enterprises (SMEs) that have previously or within such measurement period opened an account with us and we exclude any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. Number of customers is presented because it allows us to track our capacity to attract and retain customers and can provide useful information to investors, securities analysts and the public in their review of our operating performance.

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

Moreover, we differentiate between total number of customers (which includes customers we consider to be non-active) and active customers, to enable our management to evaluate performance metrics exclusively on the customers that we define as active. Doing so allows us to track performance based on revenue (defined as Monthly ARPAC) and cost (defined as Monthly Average Cost to Serve per Active Customer). For an explanation of how we calculate Monthly ARPAC and Monthly Average Cost to Serve per Active Customer please see the “Glossary of Terms” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

Form 20-F | 2023	4

Market Share and Other Information

This annual report contains data related to economic conditions in the markets in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third- party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the U.S. Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research; public information; publications on the industry prepared by official public sources, such as the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or “ANBIMA”); the World Bank; the International Monetary Fund, or “IMF;” the Organization for Economic Co-operation and Development, or “OECD;” the Central Bank of Brazil (Banco Central do Brasil, or “BCB”); the Colombian Central Bank; the Central Bank of Mexico (Banco de Mexico, or “BANXICO”); the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, or “SFC”); the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”); the Brazilian Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada, or “IPEA”); the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados, or “SUSEP”); the Brazilian National Confederation of Insurers (Confederação Nacional das Seguradoras, or “CNSEG”); the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística, or “DANE”); the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística, Geografía e Informática, or “INEGI”); the Mexican National Survey of Financial Inclusion, (Encuesta Nacional de Inclusión Financiera, or "ENIF"); the Inter American Development Bank or "IDB"; the International Monetary Fund, or "IMF", the European Central Bank, or "ECB", the Brazilian Micro and Small Business Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas or “SEBRAE”); the Brazilian Association of E-Commerce (Associação Brasileira de E-Commerce, or “ABCOMM”); the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or “ABECS”); the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”); the Mexican National Insurance and Finance Commission (Comisión Nacional de Seguros y Finanzas, or the “CNFS”); the Colombian Insurance Federation (Federación de Aseguradores Colombianos, or “Fasecolda”); the Colombian Trusts Association (Asociación de Fiduciarias, or “Asofiduciarias”); the GSM Association (Global System for Mobile Communications, or “GSMA”); and other private sources, such as the Brazilian stock exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the “B3”), Bloomberg and Forbes, consulting and research companies in the Brazilian financial services industry, and Fundação Getulio Vargas, or “FGV”, among others. We estimate that we are one of the largest digital banking platforms in the world by comparing what we believe to be the largest (by number of customers) digital banking platforms around the world (according to public statements made by these platforms and data from an independent research firm) to the number of customers on our platform.

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

Form 20-F | 2023	5

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

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this annual report include statements about:

●	general economic, financial, political, demographic and business conditions in Brazil, Mexico and Colombia, as well as any other countries we may serve in the future and their impact on our business;
●	fluctuations in interest, inflation and exchange rates in Brazil, Mexico and Colombia and any other countries we may serve in the future;
●	our ability to timely and efficiently implement any measures that are necessary to combat or reduce the impacts of the ongoing war between Russia and the Ukraine and the conflict in the Middle East on our business, results of operations, cash flow, prospects, liquidity and financial condition;
●	competition in the consumer technology and financial services industry;
●	our ability to implement our business strategy;

Form 20-F | 2023	6

●	our ability to adapt to the rapid pace of technological changes in the sectors in which we operate;
●	the reliability, performance, functionality and quality of our products and services, reliability and performance of our suitability, risk management and business continuity policies and processes;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining new appropriately-skilled employees;
●	our capitalization and level of indebtedness;
●	the interests of our founding shareholder;
●	our ability to manage our growth effectively;
●	our ability to successfully expand in Latin America and other new markets;
●	changes in government regulations applicable to the financial services industry in Brazil, Mexico, Colombia and elsewhere;
●	our ability to compete and conduct our business in the future;
●	our ability to maintain, protect and enhance our brand and intellectual property;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands regarding the products and services we offer, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	the size of our addressable markets, market share and market trends;
●	The outbreak of any communicable diseases or any other public health crisis;
●	other factors that may affect our financial condition, liquidity and results of operations; and

Form 20-F | 2023	7

●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Form 20-F | 2023	8

Our Mission

Fight complexity to empower people in their daily lives

APROVADO

Form 20-F | 2023	9

Core Purpose

To become the most influential services company in the world by fighting complexity and empowering people

Customers[1] and Monthly Active Customers[2]

2023 Active Customers[2]

- **Credit Cards** 40.6MM
- **NuAccounts** 68.9MM
- **Unsecured Personal Loans** 7.1MM
- **Investments** 15.0MM
- **SMEs Accounts** 2.2MM

Note 1: Customers data as of December 31 of each year mentioned.
Note 2: Monthly active customers as of December 31, 2023.

2014
2015
2016
2017
3.0MM
2018
6.0MM
2019
20.1MM
2020
33.3MM
2021
53.9MM
2022
74.6MM
2023
93.9MM

Form 20-F | 2023	10

We are reinventing financial services in a Nu way

Main products and features launched, per year or period

2013-2014
Credit Cards

2017-2018
- **Rewards**
- **Bank Account**
- **Personal Loans**
- **Pre-Paid Card**
- **SME** (Small and Medium Enterprise)
- **RDB** (Bank Deposit Receipt = Term Deposit)

2020
- **PIX** (Brazilian Instant Payment Tool)
- **Bank Slip for Legal Entities**
- **Secured Cards**
- **RDB Locked** (Fixed maturity RDB)
- **Insurance**
- **Donations** – **App**
- **NuLife**

2021
- **WhatsApp Pay**
- **Google Pay**
- **Apple Pay**
- **NuLab**
- **NuSócios**
- **SME Credit Card**
- **Ultraviolet**
- **Credit Card Bank Slip Pay**
- **BNPL** (Buy Now, Pay Later)
- **FX Remittances**
- **Auto Equity**

2022
- **Purple Pages**[1]
- **Marketplace**
- **Mobile Insurance**
- **PIX Financing**
- **NuPay**
- **NuCripto**
- **Money Boxes**
- **Samsung Pay**
- **NuTap**
- **Nunos**[2]
- **Open Finance**
- **SME 1st**
- **Street Mode**

2023
- **Payroll Deductible Loans**
- **Nucoin**
- **Car Insurance**
- **Collateralized Credit Card Limit**
- **Cuenta Nu** – **Mexico**
- **Cajitas** – **Mexico**
- **Additional Limit PIX Credit**
- **Insurance "Vidas Juntas"**
- **Personal Loans** – **Mexico**
- **FGTS Deductible Loan**
- **INSS Deductible Loan**

Note 1: A platform for entrepreneurs to promote their businesses for free to 70 million people.
Note 2: Gamified relationship program at Nubank, utilizing missions and rewards to incentivize customers to centralize their financial activities and enhance engagement.

Form 20-F | 2023	11

Convenient
Low-cost
Empowering

mastercard
ultravioleta
Gabriela Lima

Form 20-F | 2023	12

Mexico
Colombia
Brazil

One of the world's largest digital banking platforms[1] - Serving 93.9 million customers as of December 31, 2023

Providing **5.1+ Million people** their first credit card or bank account

Saving our customers **$ 12.6 Billion** in bank fees

Note 1: In terms of number of customers and according to our own internal analysis based on publicly available sources, as well as reports from companies.

Form 20-F | 2023	13

Competitive Advantages

We have significant market and leadership advantages

One of the Largest Digital Banking Platforms
First Mover Advantage
Trusted and Recognized Global Brand
World-Class Talent

We have significant operating and financial advantages

- **Extraordinary Customer Experiences**
- **Caring and Effective Customer Support**
- **Proprietary Control and Capabilities from Our Technology Platform**
- **Low Operating Costs**
  Cost to acquire
  Cost to serve
  Cost of risk
  Cost of funding
- **Advantaged Unit Economics**
  Increasing revenue per customer
  High customer engagement
  Low customer churn
- **Effective Underwriting and Pricing**

We have significant strategic advantages

Unique Data
Powerful Self-Reinforcing Network Effects
Highly Defensible Business Model

Form 20-F | 2023	14

Open Finance
PIX
PIX Financing
Payments Assistant
Purchase Financing
SME
Boleto
Boleto Financing
Ultraviolet
Credit Card
Account
Loyalty Lending
Marketplace
Spending
Interest Accrual
Unsecured Lending
Saving
Borrowing
Secured Lending
nu
SIAPE
FGTS
INSS
IBL
Money Boxes
Investing
Protecting
Insurance
NuApp Investments
Street Mode
Mobile
Auto
Life "Vidas juntas"

Form 20-F | 2023	15

19:10

Hello, Gabriela

Active users and YoY growth

27%	31%	21%	103%	55%	50%	40%
78.0M Total	68.9M NuAccounts	40.6M Credit Card	15.0M NuInvest	8.0M Secured and Unsecured Personal Loans	2.2M SME Accounts	1.4M Insurance policies brokered

December 31, 2023 main highlights (Growth in FXN[3])

US$8.0B Revenues — 62% YoY	US$3.5B Gross Profit — 104% YoY	US$1.0B Net Income	US$1.2B Adj. Net Income[2] — 439% YoY

Total customers #M — 93.9 (26% YoY)	Monthly ARPAC[1] US$ — 9.6 (19% YoY)	Purchase volume US$B — 111.1 (34% YoY)
Total Gross Receivables (CC and Lending) US$B — 18.2 (49% YoY)	Interest-Earning Portfolio US$B — 8.2 (83% YoY)	Deposits US$B — 23.7 (38% YoY)
Monthly Cost to Serve[1] US$ — 0.9 ((7)% YoY)	Activity rate[4] — 83%	Primary banking account relationship[5] — 61%

Discover

Mexico
Cuenta Nu
Cajitas
Personal Loans

Payroll Loans
SIAPE: Federal Public Servants
FGTS: Guarantee Fund for Length of Service
INSS: National Institute of Social Security

Under 18
2.3M users

Ultraviolet
High income
Metal credit and debit card
More investment products

Note 1: For an explanation of how we calculate Monthly ARPAC and Monthly Average Cost to Serve per Active Customer please see the "Glossary of Terms" and "Item 5. Operating and Financial Review and Prospects—A. Operating Results."
Note 2: Adjusted Net Income is a non-IFRS measure. For additional detail on calculations of Net Income and Adjusted Net Income please refer to "Presentation of Financial and Other Information", "Adjusted Net Income (Loss)."
Note 3: All financial growth numbers are FX neutral. Please see "Presentation of Financial and Other Information - FX Neutral Measures".
Note 4: Activity rate is defined as active customers divided by the total number of customers as of a specific date. Please see the "Glossary of Terms".
Note 5: We define a primary banking relationship as a relationship in which an active customer has at least 50% of their monthly post-tax income (excluding self-transfers) moved out of their NuAccount in any given month. Please see the "Glossary of Terms".

Form 20-F | 2023	16

PART I

Item 4. Information on the company

A.	History and Development of the Company

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

Our Nu Journey

We launched Nu to revolutionize financial services for Latin American consumers and small businesses, challenging the status quo of incumbent banks. These banks historically applied homogeneous underwriting methodologies and lacked customer obsession, often resulting in high fees and interest costs for consumers. This approach not only ignored their needs but also excluded a significant portion of the population from the banking system. Brazil, a country with some of the highest banking fees in the world, presented an ideal backdrop to introduce new, customer-centric financial solutions. We saw an opportunity to create a set of fully digital, tailored financial services, focusing initially on credit cards. Through our obsession with customer experience, we sought to help our customers make payments more conveniently, organize their finances better, and improve their use and control of credit.

Form 20-F | 2023	17

A Nu Journey Begins

2013 to 2017: The Launch of a Nu Approach to the Market – Reaching over 3 million customers

In 2013, we began with a small team and in 2014 we introduced our first product in Brazil, the Nu Credit Card, a purple Mastercard-branded credit card. Our new credit card marked Brazil’s first foray into annual fee-free credit cards, and was coupled with a digital, mobile-first customer experience. This innovative approach not only broadened our customer reach but also provided critical insights for refining our data models. Our initial focus on credit cards paved the way for building customer trust, developing proprietary data and securing a formidable market presence.

Our strategy was to start with a single product to ensure we delivered a great user experience, delighted our customers, and gained enough insights about the market and our customers to refine and improve our data models. By starting with credit cards, we believe we tackled one of the most challenging (and larger potential) areas of financial services early in our evolution. We believe this helped us: (i) earn the trust of a large pool of customers by empowering them with differentiated credit solutions that they may have otherwise found to be low-quality, expensive, or inaccessible from other providers; (ii) build large and expanding sets of proprietary data on customers’ financial and transactional behavior; and (iii) create a favorable and highly defensible business position in the market from which we could seek to expand.

Scaling the Business

2017 to 2018: Growing Beyond Credit Cards—Reaching over 6 million customers

In 2017 we introduced NuAccount. This fully digital banking solution revolutionized the market with free deposits, transfers, and payments, alongside nominal-fee cash withdrawals at partner ATMs. Additionally, we incorporated a competitive-yield savings feature.

In 2018, we enriched NuAccount with a complimentary prepaid card. This card was made available free of charge to any customer with a NuAccount, and easy to order through our Nu mobile app. This expansion enabled us to become the primary banking choice for many customers, thereby capturing a larger share of customer wallets with offerings in spending, saving, insurance, and investment solutions. Our data-driven approach to NuAccount customers helped further refine our credit and other product offerings, enhancing their lifetime value and solidifying our cost-efficient service model. We received an overwhelming response of over 100 million applications, by continually broadening our product range to meet diverse customer needs. As we have expanded our product offering, we have stayed connected to our potential clients by launching targeted products, and many of these have subsequently been an important source of our customer base growth. We also monitor their profiles to see if they fit our underwriting criteria for products they have applied for. Accordingly, our large applicant pool further improves our ability to continue scaling our customer base.

Form 20-F | 2023	18

Expanding Our Breadth & Depth to Nu 3.0

2019 to 2022: Expanding to New Products and New Countries—Reaching 74.6 million customers.

In 2019, we launched a personal loan feature within our mobile app, allowing customers to apply, run repayment simulations, and manage balances easily. We also introduced a business checking account for micro businesses in Brazil, to help meet the similar needs of the nearly 22 million single entrepreneur-led micro businesses that were estimated to be operational in Brazil as of December 31, 2023, according to “SEBRAE.” Our customer base grew significantly, with 3.6 million SME customers as of December 31, 2023, representing an increase of approximately 44% from approximately 2.5 million customers as of December 31, 2022.

Between 2019 and 2020, our international expansion took us to Mexico and Colombia, following a strategy similar to the one that we had applied in Brazil. Our operations in both countries were launched with our flagship credit card product, and we believe we became the top credit card issuer in Mexico within two years.

In 2020, diversifying further, we ventured into insurance and investments, by launching NuLife, a life insurance product seamlessly integrated and distributed through our mobile app in partnership with Chubb Limited, or “Chubb”, a leading global policy underwriter, and by acquiring Easynvest, a leading retail investments platform in Brazil, later rebranded as NuInvest, which we believe to be the largest direct-to-consumer retail investments platform in Brazil with 15 million active customers as of December 31, 2023.

In 2021, we completed the acquisition of Easynvest and relaunched it under the NuInvest brand with curated features to help our customers invest more easily in the financial markets through our mobile app. We also expanded our product set further with the launch of (i) Ultraviolet, our premium metal credit card for more affluent customers, (ii) a new online remittance service in collaboration with Remessa Online Bee Tech Serviços de Tecnologia Ltda., or “Remessa Online”, which joined our marketplace as a strategic partner, (iii) “Buy Now Pay Later” solutions that allow customers to (a) pay their prepaid purchases over time in up to twelve installments, making use of their personal loan credit limits, and (b) pay their boletos (banking payment slips) over time in up to twelve installments, making use of their credit card limits, and in both cases with the flexibility to expect future installments at a discount, increasing the purchasing power and financial autonomy of our customers through the Nu app.

In 2022, we launched NuPay, a new and disruptive way to pay for online purchases with just a few clicks within the Nubank app, offering a more practical and secure experience that enables customers to pay with their account balances or interest-free installments offered by retailers. We also completed the acquisition of Olivia, a US-based data company with subsidiaries in Brazil that specializes in applying machine learning and artificial intelligence solutions to retail banking, which we believe will further strengthen our open finance initiatives. We also launched the Money Boxes platform in 2022, enabling customers to access more attractive investment alternatives than traditional and popular low-yield products, such as savings accounts (poupança). Among these alternatives, Money Boxes can offer clients RDBs (Recibo de Depósito Bancário) and funds. We have seen an evolution of our credit card interest-earning assets in Brazil as a result of launching new features that allow our customers to use their credit cards as a means of financing. These features include the ability to finance: 1) bank payment slips (boletos); 2) individual purchases in installments; and 3) Pix transfers, in all these cases by using credit card limits. The expansion of our product portfolio enabled us to achieve 74.6 million customers at the end of 2022.

Form 20-F | 2023	19

Nu’s on a path of building the Money Platform

2023: Expanding our portfolio even further with the introduction of secured lending—Reaching almost 94 million customers.

In 2023, we announced the expansion of our lending products in Brazil into secured lines, such as public payroll loans for federal public servants; backed loans for retired persons and pensioners who are beneficiaries of the INSS, the Brazilian National Institute of Social Security; and FGTS-backed loans, the Brazilian Severance Pay Fund for Length of Service. The expansion of our portfolio enabled us to reach approximately 94 million customers at year-end 2023. The number of customers at this time was 87.8 million in Brazil and 5.2 million in Mexico, while Colombia had surpassed 800,000 customers.

In addition, in 2023, Nubank ranked fourth in Brazil among financial institutions, based on the number of customers, according to the Central Bank of Brazil. We launched more than 61 new products and features during the year, aiming to help Brazilians improve financial control and organization, to invest, to use our credit cards effectively, to achieve financial goals, and to better manage their businesses.

We launched checking accounts in Mexico, reaching one million accounts in only one month, which we believe will help us deepen our customer relationships while strengthening our deposit franchise and lending product in the country. We have also expanded our menu of insurance products, offering home, auto and other related products underwritten by unrelated insurers.

For information regarding our capital expenditures and divestitures, if any, see “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives by providing accessible, affordable, and easy-to-use financial products. In 2013, we chose to begin our journey by disrupting the financial services market in Latin America, starting in Brazil, followed by Mexico and Colombia. This market opportunity encompasses approximately 650 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or are completely unbanked.

We are in the early stages of technology companies revolutionizing a broad range of services by putting the customer at the center of their strategies and designing experiences based on mobile-first and cloud-based models. We believe that new technology-driven companies can capture market share from legacy providers across all industries, expand the size of addressable opportunities, and operate with superior economics. We also believe there is a significant opportunity to use the latest technologies and business practices to create for individual consumers and SMEs new and more user-friendly experiences that are simple, intuitive, convenient, low-cost, empowering and human.

To date, we have made substantial strides with our Money Platform, which comprehensively supports users through what we call the 'Five Financial Seasons': spending, saving, investing, protecting, and borrowing. The platform is designed to seamlessly integrate each of these aspects into and enhance our customers' financial wellbeing.

Form 20-F | 2023	20

Welcome to Nu

We believe Nu is one of the world’s largest digital banking platforms, and one of the leading technology companies in the world, with 93.9 million customers across Brazil, Mexico and Colombia as of December 31, 2023, a potential unlocked by our member-get-member referral program.

Our business is based on four core principles: (1) having a customer-centric culture; (2) prioritizing human-centric design, products, services and interactions to create extraordinary customer experiences; (3) developing advanced proprietary technologies built from the ground up by some of the best talent from around the world; and (4) leveraging data science and powerful proprietary models that support every aspect of our business. We combine these principles to create a self-reinforcing business model that enables us to serve our ecosystem of customers and partners more effectively as we grow to create significant impact for our stakeholders and sustainable competitive advantages in the marketplace. Together, these have compounded since our foundation to produce:

Form 20-F | 2023	21

●	A Digital Banking Leader – As of December 31, 2023, we had 93.9 million customers. In Brazil we had 87.8 million customers, which represented approximately 53% of the population of the country aged 18 and above. Over the past 12 months, we believe the growth of our customers in Brazil has outpaced that of the five largest incumbent banks combined.
●	One of the Most Loved Companies and Trusted Brands – By delighting our customers, we have created a powerful reputation and a valuable brand that is highly regarded in our markets and around the world. Nu was recognized as the Strongest Brand in Brazil for the second consecutive year in 2023, according to the award that we received from Design Bridge & Partners, IstoÉ Dinheiro magazine, and consultancy TM20 Branding consultancy, and was recognized among the 10 Brands Loved by Brazilians, according to the annual survey LoveBrands Ranking, published by Ecglobal, that measures the emotional connection between consumers and brands in Latin America. In addition, Nu was ranked by Kantar BrandZ as the 5th most valuable brand in Brazil in 2023. Nu ended that year with over 60 similar recognitions, reflecting what we believe to be our solid operational performance. In addition, the company continued to deliver significant growth during 2023, supported by what we believe is the highest NPS of any company in the region.
●	A Powerful and Expanding Ecosystem of Solutions and Services across the Five Financial Seasons – We have developed a suite of proprietary financial solutions designed to create superior experiences across the Five Financial Seasons of our customers:
○	Spending with our credit and prepaid cards, QR code-based and Pix instant payment arrangements, WhatsApp Pay, traditional wire transfers, and an array of different solutions through our marketplace;
○	Saving with our Nu personal and business accounts;
○	Investing through our direct-to-consumer digital investment platform;
○	Borrowing with our transparent, easy-to-manage credit cards, as well as secured and unsecured loans, all with limits that grow over time as users build their credit histories with us; and
○	Protecting with insurance solutions.
●	A Highly Engaged and Loyal Customer Base – We believe we have built a solid reputation with our customers for being trustworthy and reliable. We (1) acquired a significant part of our customers organically since our inception, either through word-of-mouth or direct unpaid referrals from an existing customer without incurring direct marketing expenses; (2) scored an NPS that we believe far exceeds incumbent banks and all other major local financial technology companies; and (3) became the primary banking relationship, as defined in the “Glossary of Terms”, for over 61% of our active customers as of December 31, 2023. We consider ourselves the primary banking relationship for active customers who had at least 50% of their post-tax monthly income leave their NuAccount in any given month. For more information on how we calculate organic customer growth and primary banking relationships, see “Glossary of Terms.”

Form 20-F | 2023	22

●	Advantaged Unit Economics – We operate with favorable unit economics, as demonstrated by our ability to recover our Customer Acquisition Cost, or “CAC”, with cumulative contribution margins in less than 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our customer acquisition efficiency by comparing the LTV of acquired customers to the CAC of these customers to calculate an “LTV/CAC ratio”, which we estimate to be greater than 30x. We believe these strong economics are supported by our ability to:
○	Acquire customers organically at a low CAC: Our CAC is US$7 per customer,[1] of which paid marketing accounts for approximately 29%. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies and incumbent banks, supported by our referral network. In addition, we believe our organic customer acquisition model is among the best-in-class models, as evidenced by the fact that we have acquired approximately 80% of our customers organically on average per year since our inception.
○	Increase Monthly ARPAC: For the three months ended December 31, 2023, our consolidated Monthly ARPAC was approximately US$10.6 and US$10.5 in Brazil. For customers who were active across our core products, which include our credit card, NuAccount and personal loans, our Monthly ARPACs averaged US$45 for the year ended December 2023. We estimate that ARPAC for incumbent banks in Brazil was approximately 4.5x higher than ours in 2023. This calculation is based on product mix and prices, and assumes an estimated average active customer base for certain incumbent financial institutions that do not report this metric. We estimated the number of active customers at each incumbent financial institution using publicly available information and internal analysis.

We believe we can increase our Monthly ARPAC meaningfully over time by (1) capturing greater share-of-wallet across our customers using existing products and (2) cross-selling additional products to existing customers.

●	Our World-Class Talent – Our employees represent over 50 different nationalities and bring experience in scaling some of the largest technology and financial services companies in the world. We believe our culture, mission and commitment to innovation has helped us become a hub of the best engineering talent, not only in the region, but also internationally.
●	Compounding Growth at Scale – In 2023, we demonstrated the benefits derived from the scalability of our products, delivering top-line growth with profitability by understanding that maintaining low costs is crucial to have a competitive edge. From January 2018 to December 2023, we expanded our customer base by more than 90 million customers, achieving this growth with minimal CAC. Additionally, we consistently managed to keep our cost-to-serve below the dollar level between 2018 and 2023, have progressively reduced our funding costs, and have outperformed broader market underwriting standards in most of the customer groups classified by salary range (that is, segregating our customers into bands according to their income), based on our internal analysis.

[1] Customer Acquisition Cost, or CAC, consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. CAC is calculated as the sum of those costs from January 2019 until December 2023 on an FX neutral basis, divided by the total number of card issuances that same period (that is, number of unique customers acquired during that period).

Form 20-F | 2023	23

●	Full Regulatory Compliance and Cooperation – We are committed to open, collaborative and transparent relationships with public officials, as we work to improve how people are served by the financial sector. Over the past several years, Nu has been active in some of the latest landmark regulations for the financial system in Latin America. For example: Brazil’s real time payment system Pix, open finance, salary portability, cybersecurity, fraud prevention, revolving cap, and other aspects of the country’s financial system. By applying our values to regulatory proposals, we believe we can help shape a more competitive landscape in Latin America’s financial sector. Through this process, we believe we have established a positive reputation and an open and collaborative relationship with regulators in the countries in which we operate.
●	Financial Inclusion – Our business reaches people in 100% of Brazil’s municipalities, in line with our mission to provide financial access and literacy, which we view as crucial to inclusive economic growth and sustainable development. We estimate that in the last five years (until December 31, 2023), Nubank has made it possible for around 34 million Brazilians to have access to their first credit card.

Mexico has traditionally been a country with a very low level of financial inclusion. As of December 31, 2023, we estimate that less than 49.1% of the adult population in the country has a bank account, approximately 32.7% has access to formal credit, and only approximately 10.5% have a credit card in the banking system. Since entering the country, we have understood that the main reason for the low levels of financial inclusion, especially in credit products, was not a lack of demand but lack of appropriate supply. We believe that around 46% of our customers in the country are new to credit cards.

We also believe Nu is at the vanguard of financial inclusion in Colombia, where approximately 30% of our customers are first-time credit card holders (as of December 31, 2023), more than half of which are women.

Our Attractive Opportunity

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries that collectively accounted for over 60% of the population and 66% of the GDP in the region in 2023, according to IMF forecasts, and that provide a fertile opportunity for our services due to several attractive attributes and market characteristics, including:

●	Meaningful Pain Points in the Market – Financial services consumers in our markets suffer from real pain points, which gives us a significant opportunity to provide them with solutions to these pain points. Incumbent banks in Brazil, Mexico and Colombia, which on average hold between 70% and 87% of all loans and deposits, charge high fees and generate outsized profits, based on data from these countries’ respective Central Banks, as of December 31, 2023.

Form 20-F | 2023	24

●	Powerful Secular Trends – The Latin American region is benefiting from several positive secular trends that align well with our business, including a strong technology adoption rate and high mobile app usage. This trend is driven by a young population, a growing middle class, and high smartphone adoption rates, especially in Brazil, Mexico, and Colombia. Additionally, regulators in the region are promoting innovation and competition in the financial services sector, creating an opportunity for us to disrupt traditional providers with innovative business models and mobile app solutions.
●	Significant Penetration Opportunities – Financial services in Latin America still offer a significant penetration opportunity ahead, as the electronic payments and consumer credit segments continue to deepen across the region while still being materially below current levels in the United States and the United Kingdom, based on available data gathered from the World Bank and the Bank for International Settlements (BIS). For example, in Brazil, Mexico and Colombia there is: (1) a large unbanked population consisting of 77.1 million adults in aggregate; (2) low credit card adoption rates of 52% in Brazil as of 2022, according to the country’s Central Bank, 11% in Mexico, considering credit cards issued by banks only (and 25% when including those issued by retailers), and 22.5% in Colombia, according to the SFC, as compared to 66% in the United States and 62% in the United Kingdom; (3) limited household debt as a percentage of GDP, at 34%, 16% and 28% in Brazil, Mexico and Colombia, respectively, compared to between 55% and 85% in developed markets (consisting of the United Kingdom, the United States, Spain, Japan and France), according to June 2023 data from the BIS.

Our Go-to-Market Approach

We have a large customer base of 90.3 million individual consumers and 3.6 million small businesses, as of December 31, 2023.

Our customers come from different backgrounds in terms of income, age and geographic location, similar to the overall population of the markets we serve. We believe we serve more younger customers than traditional banks, giving us the opportunity to grow with them as their financial needs change over time.

We go to market, serve and support our customers through an all-digital, cloud-based model that is low-cost and highly efficient without the need for expensive real estate and physical bank branches. We market and sell our solutions and services online by (1) prioritizing high-quality customer experiences to drive organic word-of-mouth advertising and customer referrals, (2) fostering our social media presence and developing digital content to drive awareness, education and engagement, and (3) making selected investments in marketing and promotional campaigns when returns are attractive to further accelerate customer adoption.

We operate with significant competitive advantages that we believe have helped us grow rapidly. For example, we have increased our Monthly ARPAC by growing our portfolio and driving the adoption of multiple products, increased our customer retention through our focus on strong customer engagement and satisfaction, and increased our position as the primary banking relationship for our customers. As a result, we have increased the lifetime value of our customer relationships. Our approach has also enabled us to generate operating efficiencies, including a low cost to acquire new customers, a low cost to serve our customers, a low cost of risk, and a low cost of funding.

Form 20-F | 2023	25

We earn revenue from two main sources: fees and interest income. Fees include fees and commissions applied to credit and prepaid card transactions, payments, loyalty programs, prepaid mobile phone top-ups, as well as the marketplace for and distribution of certain financial products and services, such as investments, insurance, and remittance products. Interest income is related to interest charged on revolving and refinanced credit card balances, purchases of credit card receivables and loans to customers, as well as interest earned on deposits, government bonds and other interest-earning instruments. For the year ended December 31, 2023, 20% of our revenue was earned through fee and commission income, which comes mostly from interchange fees and is not directly charged to the customer. For the year ended December 31, 2023, we reported US$8.0 billion in revenue, and US$3.5 billion in gross profit, representing year-over-year increases of 67.5% and 110.0%, respectively, versus the year ended December 31, 2022, or year-over-year increases of 62.5% and 103.6%, respectively, when computed on an FX Neutral basis. In the year ended December 31, 2022, we reported US$4.8 billion in revenue and US$1.7 billion in gross profit, representing year-over-year increases of 182.2% and 126.9%, respectively, versus the year ended December 31, 2021, or a year-over-year increases of 167.5% and 115.1%, respectively, when computed on an FX Neutral basis. A reconciliation of our FX Neutral revenue and gross profit to the IFRS measures of these metrics can be found under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations."

Our Unique Approach

We are building our business using a unique approach that combines our four core principles to create a self-reinforcing business model that helps us nurture and grow our expanding ecosystem of individual consumers, SMEs and marketplace partners. These core principles are:

Customer-Centric Culture

We are obsessed with serving our customers

Since our company was founded, we intentionally and consistently cultivated an obsession with delighting our customers. This culture is central to achieving our mission, as we remain vigilant in preserving and nurturing it. The core values of our culture are:

●	We create a deep emotional connection with our customers by providing delightful experiences and empowering them to take control of their financial lives.
●	We cultivate a culture of ownership among our employees, with many of them having a financial stake in the company.
●	We constantly challenge the status quo and strive for innovation and growth.
●	We prioritize efficiency to minimize waste and provide services at lower costs for our customers.

Form 20-F | 2023	26

●	Lastly, we believe in the power of diverse teams, as they foster creativity and innovation in serving our local markets.

Extraordinary Customer Experiences

We Focus on Creating Superior Customer Engagement and Experiences

We aim to deliver simple, easy-to-use products, seamlessly integrated through our Nu mobile application and backed up by our team of Xpeer customer support specialists. This is driven by:

●	Prioritizing mobile and digital-first products, focusing on creating cloud-based mobile apps that provide a modern digital experience across all devices.
●	Products that are designed to be simple, transparent, accessible, and easy to use for our customers.
●	Using a human-centered design approach to provide a high-quality and intuitive experience in everything we offer.
●	Our Nu mobile app seeks to seamlessly integrate all our products and services, providing customers with easy access.
●	A dedicated team of customer service agents called "Xpeers", who continuously enhance the customer experience and contribute to product development using proprietary software and AI algorithms.

Advanced Technology

We Lead Everything with Technology

We use advanced technologies and modern tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own architecture and investing in engineering talent. The key components of our technology include:

●	Our proprietary cloud-based core banking platform called NuCore, which allows us to efficiently manage various functions crucial to our operations, including transaction processing, regulatory reporting, customer services, and fraud prevention.
●	This platform gives us the agility and control to optimize our products and meet the unique needs of our markets.
●	A microservices approach that we employ, utilizing around 500 modular microservices to scale, the introduction of new products, and expansion into new markets.
●	Our advanced technology strategies, including an immutable ledger and the use of the Clojure programming language, have attracted top software engineers from around the world, enabling us to develop innovative solutions and maintain a strong development team.

Form 20-F | 2023	27

Proprietary Data Science

Everything We Do is Driven by Data Science

We acquire, store and analyze an enormous amount of data that we use to inform our decision-making, reduce risks and improve the customer experience. This provides us with significant advantages and ways to add differentiated value to our customers, such as our proprietary NuX credit engine. Our data science strategy consists of:

●	Access to a proprietary data set consisting of over 30,000 data points on each monthly active customer, which helps us understand their behavior, risks, and financial needs.
●	This data strengthens our NuX credit engine and machine learning models, enabling us to offer personalized credit strategies tailored to each customer's unique situation.
●	Artificial intelligence and machine learning algorithms that continually enhance our underwriting, risk management, and customer experience.
●	Integrating all data within our Nu Ecosystem, enabling us to algorithmically recommend products in real-time that align with specific customer needs throughout their financial journey.

Our Self-Reinforcing Model

Our self-reinforcing business model, illustrated below, includes seven key elements that we combine to serve our customers more effectively, generate competitive advantages, nurture and grow our ecosystem, and create shareholder value.

Form 20-F | 2023	28

The seven elements of our model include:

A.	More Customers – Our most significant source of marketing is word-of-mouth recommendations from existing customers, which has resulted in viral organic customer acquisition and high retention. This leads to:
B.	More Engagement and Scale – Our customers increase their engagement with and use of our high frequency and essential solutions or adopt any of our new solutions. This leads to:
C.	More Data – We gather data from each customer and each transaction. The data compound in value as we grow and drive our artificial intelligence and machine learning algorithms to improve everything we do. This leads to:
D.	Lower Costs – We use our growing data sets to make smarter underwriting decisions, continuously improve customer segmentation and optimize business operations, which can improve efficiencies. This leads to:
E.	Attractive Fees and Rates – We use our greater insights, efficiencies and cost savings to offer customers products with attractive fees and rates as we better understand their total risk profile and optimize our own operations. This leads to:
F.	Better Products and Experiences – We can also use our greater insights and efficiencies to improve our product design, optimize the customer experience and develop new features. This leads to:
G.	A Growing Nu Ecosystem – Our ecosystem includes our 93.9 million customers, composed of individual consumers and SMEs, and a growing number of marketplace partners who we partner with to offer attractive solutions beyond our core capabilities.

Our self-reinforcing model and execution have resulted in a large and vibrant community of customers, consisting of (1) individual consumers across all social classes and ages, and (2) SMEs, including small businesses and entrepreneurs that help fuel the economy. These customers, combined with a growing set of products that they love, a network of third-party vendors and service providers, and a substantial media following, form our large and expanding Nu ecosystem:

Form 20-F | 2023	29

Our Market

Our Market Opportunity

Latin America is a large and dynamic region, with a total population of 645 million people and a GDP of US$6.5 trillion in 2023, projected to have grown by 2.3% in real terms in 2023, according to the IMF. We currently operate in Brazil, Mexico and Colombia, which collectively represented 60% of the population and 66% of the region’s GDP in 2023, according to IMF data.

Our primary goal is to increase our presence in these markets by growing our customer base, launching new products and continuing gaining relevance in our customers’ financial lives.

Over time we aim to expand our presence to additional markets in Latin America, as consumers and SMEs have for too long faced a banking system with substantial challenges that create market inefficiencies and opportunities for disruption. We believe penetration in these markets remains low in terms of financial services relative to developed countries, as demonstrated by the large number of adults that are still unbanked, the relatively low level of indebtedness of households, and low adoption of credit cards in comparison to other payment methods.

Our Serviceable Addressable Market, or “SAM”, includes the retail financial services and marketplace we currently operate in Brazil, including revenue from:

●	Retail credit (including secured and unsecured personal loans, auto loans, credit card financing and revolving), defined as interest income net of funding costs and credit charges;
●	SME credit, defined as interest income net of funding costs and credit charges;
●	Payments, defined as prepaid, prepaid and credit interchange fees;
●	Customer assets, including brokerage fees on securities, private pensions, savings accounts and investment funds and interest revenue net of yields on customer deposits;

Form 20-F | 2023	30

●	Insurance brokerage, defined as fees from distribution of Life and Property & Casualty, or “P&C”, insurance products;
●	E-commerce marketplace, defined as fees from gross merchandise volume; and
●	Acquiring and services fees, defined as discount rates on merchant transactions and account-related transaction fees.

The revenue potential of retail financial services in Brazil, Mexico and Colombia, measured as revenues from interest income and service fees minus funding costs, totaled US$200.0 billion in 2023, growing 4.3% (9.9% FX-neutral) relative to 2022, according to our internal analysis based on publicly available information. Our market share for the year ended December 2023 reached approximately 3.0% of SAM, demonstrating the massive opportunity ahead.

Brazil, Mexico and Colombia Estimated Financial Retail Industry Revenue 2023

Interest and Fee Income Breakdown by Country and Nu's Market Share (US$ billion)

Sources: internal estimates based on public sources (BCB, Anbima, Abecs, Susep, Abcomm, Banxico, CNBV, CNFS, SFC, Asofiduciarias, Fasecolda, others).

Form 20-F | 2023	31

Interest and Fee Income Breakdown by Product Category and Nu's Market Share (US$ billion)

Sources: internal estimates based on public sources (BCB, Anbima, Abecs, Susep, Abcomm, Banxico, CNBV, CNFS, SFC, Asofiduciarias, Fasecolda, others).

For more information regarding our market opportunity, please refer to “—Deep Dive on Our Industry Background and Market Opportunity”.

Industry Background – the Latin American Financial Services Industry is ready to be reinvented

Consumers and SMEs in Latin America have long faced a banking system with substantial challenges that create attractive opportunities for disruptors, including:

●	Concentrated Banking Sector with a Lack of Competition – The banking sector in Latin America and the three markets where we operate is more concentrated in comparison to several advanced markets. According to the Herfindahl–Hirschman Index, measuring the concentration on a scale from 0 to 10,000, where the lower the index the less concentrated the market, Brazil, Mexico and Colombia posted indexes of 888, 1,089 and 1,253, respectively - significantly higher than the indexes of the United States (350), Germany (277) and France (606), as of 2022 and 2023, according to data from the BCB, CNBV, SFC and the European Central Bank references of 2022 and 2023. Consequently, Latin America has long suffered from a lack of competition: less innovation, limited selection of products and services, and higher fees. While this concentration has enabled large incumbent banks to maintain their status quo, it has also created a fertile environment for disruption from entrants who can use advanced technology, data and customer service.
●	High Cost to Serve – Incumbent banks in Brazil, Mexico and Colombia have vast and expensive branch distribution networks supported by large workforces and legacy systems. As of December 2023, the main incumbents in Brazil are reported to have 2,695 to 3,992 branches, 2,677 to 6,786 service points, and 55,611 to 86,220 employees each. We believe that the aforementioned structure results in higher cost to serve, and induces traditional players to sell high-margin products, excluding a large segment of the population from the financial system. We estimate that in Brazil, our cost to serve and general and administrative expense per active customer are approximately 85% lower than those of incumbents, based on their publicly available financial statements for the year ended December 31, 2023.

Form 20-F | 2023	32

●	Poor Customer Service and Lack of Trust – We believe incumbent banks in Latin America, due to the lack of competition, provide poor customer service, resulting in dissatisfied consumers. Our obsession with customer-centricity enabled us to scale with NPS levels which we believe to be 2x to almost 3x better than competitors in the countries in which we operate, according to internal analyses, which we believe exceed not only those of incumbents, but also other major local financial technology companies. We are consistently recognized for our customer service, and—based on the latest publicly available information—we compared favorably to our competitors, achieving the fewest customer complaints as of December 31, 2023.
●	Significantly Underpenetrated Market – The Latin American banking sector remains significantly underpenetrated due to the prohibitively high costs for financial services. According to a study from the Inter American Development Bank (IDB) , one of the most cited reasons for not having a bank account is that opening and maintaining accounts is too expensive. According to the latest available World Bank data, 16.0% of the 169.3 million people aged 15 and above in Brazil did not have a bank account as of 2021; this compares to 44.0% of the 39.2 million people aged 15 and above for Colombia, according to the same source; and in Mexico 50.9% of the 101.8 million people aged between 18 and 70 years old did not have a bank account as of 2021, according to INEGI’s ENIF (National Survey of Financial Inclusion). Thus, we estimate that the three countries collectively accounted for 77.1 million unbanked adults as of 2021. Additionally, aggregate household debt in Latin American economies averaged between 16% and 34% of GDP as of June 30, 2023, according to the Bank of International Settlements, or “BIS”, data, compared to an average of 73% of GDP in advanced economies and 47% of GDP in emerging economies as of 2023. Lastly, credit card penetration in Brazil and Colombia stood at 40% and 13% of the population aged 15 and above, respectively, compared to 67% in the United States and 62% in the United Kingdom, according to World Bank’s most recent data from 2021. In Mexico, credit card penetration stood at 11%, considering those issued by banks, and 20% considering retailers, of the population aged between 18 and 70 years old, according to the INEGI’s ENIF 2021 report.

Trends Accelerating Industry Disruption

We believe the region is ready for disruption from entrants who can use advanced technology, data and superior customer service. We believe we have the potential to change the landscape in Latin America by offering both low-cost and high-quality financial services, materially increasing socioeconomic development and the addressable market of financial services.

We believe significant challenges and trends have already begun to encourage consumers to increasingly look to digital banking platforms to fulfill their day-to-day banking needs. According to our own internal analysis based on BCB data, the share of total outstanding loans to individuals held by digital banks has increased from below 1% in 2018 to above 5% as of September, 2023. When excluding certain earmarked loans, such as mortgages and rural activity financing, the share of digital banks reached 9.4% as of September, 2023.

Form 20-F | 2023	33

Breakdown of Loans to Individuals in Brazil by the Type of Financial Institutions (%)

Several factors are driving this shift away from incumbents:

●	Technological Innovation and Growing Payment Volumes – We believe technological innovation, such as Pix in Brazil and CoDi in Mexico, will translate into sustained growth in electronic payments volumes. The GSMA’s “The Mobile Economy 2023” report forecasts that Latin America can reach 93% smartphone penetration by 2030, which should foster technology inclusion. Purchase Volume in credit and prepaid cards in 2023 totaled US$751 billion in Brazil, growth of 140% growth relative to 2018 levels, according to ABECS in local currency; US$277 billion in Mexico, or121% growth relative to 2018 according to Banxico in local currency; and US$25 billion in Colombia, an increase of 61% compared to 2018, according to the SFC in local currency.
●	Shift from Savings to Higher-Yield Investments – In our view, the superior customer experiences and low-cost, open platform distribution models employed by direct-to-consumer independent brokers will continue to gain market share. We also believe that improving levels of financial education combined with middle-class expansion and lower interest rates in the long term can contribute to the shift of Brazilian retail investors away from savings products towards higher-yield investments such as equities.
●	Favorable Regulatory Environment – Regulators in Latin America are promoting several initiatives to foster financial technology disruption to increase competition and financial inclusion. For example, in 2020, the Central Bank of Brazil rolled out its plan to enable Open Finance while launching Pix, an instant payment tool. In Mexico, the 2018 Financial Technology Law established the basis for the development of FinTech companies, and in 2019 and 2023, CoDi and DiMo, respectively, which are both commission free digital payments methods. We believe that these regulatory changes will, together, increase efficiency, competition and innovation in the Latin American financial services market while increasing access to financial services. In Brazil, these initiatives are spearheaded by ‘Agenda BC#’, the BCB public policy agenda focused on innovation and competition. These measures have been highlighted in the BCB Regulation Area’s Priorities list for 2024, such as the ones related to the development of Open Finance and Pix, as well as those related to AI, Crypto assets and Drex/Tokenization, demonstrating an ongoing commitment to fostering a more efficient and innovative financial environment through proactive and targeted regulations tailored to this purpose.

Form 20-F | 2023	34

Our Competitive Strengths and Advantages

The strengths generated by our core principles and our self-reinforcing model provide us with powerful competitive advantages that have enabled us to disrupt the legacy models of incumbent providers to become what we believe is one of the largest digital banking platforms in the world. We believe we are positioned favorably to continue growing our business with attractive economics and expanding our addressable market. We believe our advantages are difficult to replicate and will continue to strengthen as we scale, and will compound over time.

We Have Significant Market and Leadership Advantages

Over the past years, we believe we built one of the largest, most influential, and trusted technology companies in the world. This privileged leadership position provides us with several key advantages, including:

●	One of the Largest Digital Banking Platforms – We believe we have built one of the world’s largest digital banking platforms, based on number of customers, with 93.9 million customers (including both individual consumers and SMEs) across Brazil, Mexico and Colombia as of December 31, 2023.
●	First-Mover Advantage – Nu is the first digital-native banking platform in Latin America and a pioneer in digital financial services globally. We have reached undisputed leadership in digital banking in Brazil in terms of number of customers and we are progressively claiming leadership in other countries in Latin America. In almost four years since the launch of our operations in Mexico in early 2020, we are now one of the top 3 credit card issuers in the country in terms of net number of cards issued in 2023, which surpasses numbers from several traditional institutions in the Mexican market, according to CNBV data as of October 2023.
●	Trusted and Recognized Global Brand – We have created a trusted brand across the digital services and technology landscape, rapidly growing our customer base, retaining our customers and driving greater product adoption. In 2022, for the second consecutive year, we were named as one of the TIME 100 Most Influential Companies. In 2023, Nu was considered the 5th most innovative company in the world, according to Fast Company. In addition, Mr. David Vélez was among The Economist’s 5 Best CEOs 2023, which takes into consideration shareholders' returns.
●	World-Class Talent – We attract highly talented employees from leading technology and financial services companies around the world who bring deep expertise and new ideas. Our employees are aligned with our mission and have an ownership mentality—approximately 94.6% of our employees owned Nu shares or held share-based incentive awards as of December 31, 2023.

Form 20-F | 2023	35

We Have Significant Operating and Financial Advantages

Our all-digital and data-driven business model provides us with significant advantages, enabling us to scale and operate efficiently. These operating advantages include:

●	Extraordinary Customer Experiences – Our modern and intuitive products provide customers with extraordinary experiences which we believe are superior to both incumbent banks and other digital disruptors. We believe our NPS far exceeds incumbent banks and all other financial technology companies, supported by simple, transparent, intuitive products. Our reputation for providing excellent experience contributes to our brand recognition, organic growth through word-of-mouth referrals, and customer loyalty.
●	Caring and Effective Customer Support – Our self-service support tools and highly trained team of Xpeers provide a superior level of service compared to many competitors. We believe we delight and educate our customers by improving their financial literacy and increasing their engagement with our platform.
●	Proprietary Control and Capabilities from Our Technology Platform – Through our NuCore platform, we centrally manage credit card transaction authorization and core bank account processing, enabling us to operate efficiently, nimbly roll out new products or features, and scale in new markets effectively. We designed and invested in our own cloud-based core banking platform, unlike competitors that usually depend on third-party providers and credit card processors.
●	Low Operating Costs – We operate with a low-cost model across four key areas of our business:
○	Low Cost to Acquire – Given our focus on creating strong customer experiences, we have been able to acquire customers primarily through viral word-of-mouth and direct customer referrals, which has enabled us to acquire customers efficiently without expensive marketing campaigns or incentives.
○	Low Cost to Serve – By operating in a fully digital environment without the need for branches, and by consistently eliminating and simplifying processes, we have been able to serve our customers quickly and efficiently and achieve scale efficiencies that we can pass along to customers and investors.

Form 20-F | 2023	36

○	Low Cost of Risk – By leveraging our advanced technology and proprietary data science to better assess and reduce credit risk, we have been able to operate and scale efficiently and offer more competitive pricing to our customers.
○	Low Cost of Funding – Our large and growing base of local currency deposits, originated 100% organically, has enabled us to cover more than our funding needs and extend in increasing amounts of credit to our customers, creating a highly resilient, diversified and low-cost funding model that we can scale efficiently.
●	Advantaged Unit Economics – We estimate our LTV/CAC ratio to be greater than 30x as of December 31, 2023, supported by the self-reinforcing nature of our business model and our low operating costs. We believe we have several competitive advantages that include:
○	Increasing Revenue per Customer – We seek to increase our revenue per customer over time: we combine customer experiences and a low-and-grow approach to increase transaction volumes and share-of-wallet, while cross-selling additional products to our customers. For our monthly cohorts from the first quarter of 2017, our Monthly ARPAC had increased on average by more than 20x by December 31, 2023 versus their initial month.
○	High Customer Engagement – We believe our continuous investments in technology and customer service combined with the compounding effects of our business model have resulted in engagement rates closer to those of social networks than digital banking platforms and have helped us increase customer engagement over time. This resulted in an activity rate of approximately 83% for the three-month period ended December 31, 2023, which demonstrates the high frequency engagement and utility-like capabilities of our solutions.
○	Low Customer Churn – We believe our high level of customer engagement contributes to our low customer churn. Our net churn is relatively low, averaging 0.2% per month in 2023, stable when compared to 0.2% in 2022. We expect voluntary churn will remain low as we continue to deliver an extraordinary customer experience, and become the primary banking account for our customers, and cross-sell to our existing customers to embed ourselves more deeply in their financial lives. Churn or customer churn refers to the loss of customers for any reason at all. We measure and track churn as a percentage of lost customers compared to the total number of customers over a given time period.
●	Effective Underwriting and Pricing – We underwrite customers and manage credit risk more effectively, providing portfolio resilience over time by using our unique data and advanced NuX credit engine. Our goal is not to minimize risk but to maximize value, enabling us to price our products more competitively while still generating advantaged unit economics. We had a 90-day consumer finance delinquency rate, or "non-performing loan 90+" or "NPL 90+", of 6.1% as of December 31, 2023 in Brazil, which we believe is lower than the delinquency rates of our competitors on a like-for-like basis (i.e. similar products and income bands), based on an internal analysis performed using competitors’ reports and public data from BCB.

Form 20-F | 2023	37

We Have Significant Strategic Advantages

Our self-reinforcing model also provides us with key strategic advantages that help us differentiate, grow and compete more effectively. These strategic advantages include:

●	Unique Data – Our model generates proprietary data on millions of individual consumers and SMEs, providing us with unique insights into customer behavior. We feed this data into our artificial intelligence and 60+ machine learning algorithms to improve our underwriting, differentiate our products and services, enhance our customer support, tailor customer experiences and lower our risks.
●	Powerful Self-Reinforcing Network Effects – We believe our model demonstrates distinct self-reinforcing network effects that help compound our growth. As we expand our ecosystem of customers and partners, we generate more data, which enables us to improve our products and services and customer experience. As more existing customers are delighted with their experience, they refer new customers which, in turn, increases the size of our ecosystem.
●	Highly Defensible Business Model – We built a disruptive business model supporting our strong competitive position in the market. We believe it is highly defensible and difficult to replicate given the significant time, expertise and investments required to build our capabilities across multiple countries.

Our Growth Strategies

We believe we are in the early stages of capturing a large market opportunity to simplify the lives of hundreds of millions of consumers and SMEs. We continue to leverage the competitive strengths of our self-reinforcing model to grow and expand our business, creating value for all stakeholders. Our primary growth vectors are:

A.	Grow Our Nu Ecosystem

We believe our self-reinforcing model will continue driving the expansion of our ecosystem, reaching, engaging and growing our base of customers and partners. We intend to grow our Nu Ecosystem by:

●	Nurturing Our Customer Acquisition Engine – We continue to build our customer acquisition engine by:
○	Growing Our Base of Highly Loyal Customers – Who we believe will continue to refer customers to us. Our commitment is to persistently develop innovative, superior products that tap into latent demand, to offer extraordinary financial solutions to consumers and SMEs who we believe are unserved or underserved by incumbent banks and to foster green-field markets to accelerate customer acquisition.
○	Developing Our Digital Content and Social Media Presence – Creating new digital content for our NuCommunity portal and our millions of mobile app users, and building our social media platforms to foster customer engagement, advocacy and financial education.

Form 20-F | 2023	38

○	Tactically Leveraging Marketing Spend – To build a leading consumer brand that is loved and trusted by customers in all markets in which we operate, helping us to expand our ecosystem, attract higher-value customers and raise awareness of our new products and services.
●	Increasing Our Share of Customers’ Financial Lives – We believe we will continue to increase our share of customers’ financial lives by:
○	Growing With Our Customers – As our customers accumulate more wealth and reach new life milestones, their need for diversified financial services is expected to increase. We currently serve customers across a wide range of ages, and have a particularly young customer base, with almost 64% of our customers under 40 years old and an average age of 37 as of December 31, 2023, providing us with the opportunity to grow with customers who are in the early stages of their financial journeys.
○	Cross-Selling New Products and Upselling to Higher-Value Products – As we accumulate more data and learn more about our customers, we can suggest new products to fit their needs and optimize their credit limits, increasing our wallet share across customers’ Five Financial Seasons and growing the revenue along with profits we generate from each customer. We have also sold customers multiple products at progressively faster rates. For example, as of December 31, 2023, we reached an average of 4 products per active customer. Additionally, millions of customers have a NuAccount but have not yet been approved to receive our credit products. As we continue to collect information on these customers and enhance our customer segmentation and credit models, we believe we will increase our approval rates and extend our full product suite to a significant share of these customers, at no marginal customer acquisition cost.
●	Utilizing Partners to Grow Our Marketplace of Offerings – We partner with top providers to offer services to customers in new areas where we currently do not have a main product or service. This helps us grow and be a bigger part of our customers' lives, strengthening our primary financial relationship. We believe this represents an important growth channel and will enable us to participate in more areas of our customers’ daily lives quickly and efficiently. For example, we have partnered with big retailers in Brazil, like Amazon, Casas Bahia and Magalu, to offer non-financial services through our marketplace. We have also partnered with Chubb to provide a life insurance product, with Remessa Online to provide international remittance solutions, and with Hopper to provide travel experiences, each of which can be originated and managed seamlessly through our Nu mobile app.

B.                      Enhance Our Nu Platform

We believe there is a significant opportunity to leverage our advanced technology and proprietary data science to offer additional functionality, solutions and experiences to our customers as we learn more about their behaviors and needs. We intend to improve our Nu Platform by:

●	Innovating and Developing New Solutions – We are focused on developing and launching new products and features, challenging ourselves to enhance our customers’ lives and better fulfill their diverse financial service needs. We launched several products since we started our operations in 2013, including credit and prepaid cards, loyalty programs, payment accounts for individuals and SMEs, unsecured and secured personal loans, and investment solutions, Pix and payment slips (boleto) financing, insurance products, and crypto solutions, among others.

Form 20-F | 2023	39

●	Executing Strategic Acquisitions – Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that we believe are attractive business opportunities and are aligned with our mission to consolidate or expand into new areas and gain new capabilities quickly and efficiently. For example:
○	Our Acquisition of Olivia (U.S. and Brazil), currently NuSignals – In January 2022, we acquired Olivia, a U.S.-based data company with subsidiaries in Brazil and specializing in applying machine learning and artificial intelligence solutions to retail banking, which we believe is further strengthening our open banking initiatives.
○	Our Acquisition of Spin Pay (Brazil), currently NuPay – In October 2021, we acquired Spin Pay, a Brazilian payments platform that has pioneered the development of instant payment solutions for online and offline merchants via PIX. We believe the expertise and technology of Spin Pay has been instrumental in the development of our broader payments platform in Brazil.
○	Our Acquisition of Juntos (U.S.) – In July 2021, we acquired certain assets of and hired a group of employees from Juntos, a conversational account management platform for two-way messaging customer interaction through mobile interfaces (WhatsApp, SMS and in-app chat), further strengthening our capabilities to foster strong customer engagement and product cross-selling in a hyper-scalable manner.
○	Our Acquisition of Akala (Mexico), currently Nu México Financiera – In September 2021, we purchased 100% of Akala, a financial cooperative association based in Mexico and involved in fundraising and providing financial services. Although Akala had been inoperative since 2018, it had a valid Sociedade Financiera Popular, or “SOFIPO”, license, which has enabled Nu to grow its operations further in the country.
○	Our Acquisition of Easynvest (Brazil), currently NuInvest – In June 2021, we acquired the online broker Easynvest. This acquisition enabled us to enter the online investing sector quickly and at scale. Since then, we rebranded the business as NuInvest and have integrated it into our business.
○	Our Acquisition of Cognitect (U.S.), currently Nu North America – In August 2020, we acquired Nu North America Inc. (formerly Cognitect), a U.S.-based consultancy that developed the Clojure programming language and Datomic database, which we leverage for our efficient codebase and immutable database.
●	Making Strategic Minority Investments and Corporate Venture Investments – We will selectively make strategic minority investments in companies with which we have negotiated commercial agreements or partnerships where we believe we would benefit from stronger alignment. We believe these investments can provide us with access to third-party products and capabilities at a faster pace and in a highly capital efficient manner, particularly as we build our marketplace of offerings. We evaluate and make minority investments in earlier stage companies where we see long-term strategic value in establishing relationships and receiving first-hand insights on new potential geographies, products, technologies and strategies that we might consider entering or using in the future.

Form 20-F | 2023	40

○	Our Investment in Jupiter (India) – In August 2021, we announced an equity investment in Jupiter, an emerging digital banking platform in India with several innovative solutions in development. India is one of the largest emerging markets in the world, and, together with Brazil, has pioneered the broad adoption of a central-bank led QR code-based real-time payments system expected to promote profound changes to how financial services are consumed and distributed.
○	Our investment in Dbank (Pakistan) – In March 2022, we concluded an equity investment in Dbank, a Pakistani-based seed-stage fintech which seeks to build a credit-first, Sharia-law compliant digital bank focused on the young and growing tech-savvy middle class. Pakistan is the fifth most populous country in the world with a young demographic but still overlooked by financial institutions, presenting opportunities similar to those in Brazil in 2010.

C. Expand into New Markets

We believe our Nu Model also provides us with the capability to expand into new markets and scale quickly and efficiently. For example, we may consider expanding into:

●	New Geographies – We believe we are in the early stages of our international expansion. We leverage our technology, data science, credit and customer experience approach to continue expanding into new markets, and invest heavily in the global products concept, where products not only have to be scalable, but portable. We believe the early results of our international expansion are a testament to the geographical portability of our unique approach. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can provide services to millions of consumers while disrupting the legacy models of traditional financial institutions.
●	Case Study – Expansion to Mexico – In almost four years from the launch of our operations in Mexico in early 2020, we believe we have witnessed the ability of our Nu Model to successfully transcend borders:
○	Opportunity in Mexico – We believe we have identified a significant growth opportunity in Mexico and chose it as the first step in our expansion outside of Brazil. As of December 31, 2021 50.1% of the country’s adult population is unbanked and 67.3% never had formal credit, according to Instituto Nacional de Estadística y Geografía (INEGI). One of the main reasons lies in not meeting the requirements to obtain formal financing. Furthermore, 89% of the population does not have a credit card issued by a financial institution. On the other hand, Mexico is the second-largest country in Latin America for internet users, with 80% of Mexicans online (Sources: CNBV, Banxico (SIE), INEGI, Euromonitor, Oliver Wyman Analysis). Mobile banking has shown impressive growth, expanding 6x in the last 6 years, according to a study performed by Banco Bilbao Vizcaya Argentaria (BBVA). All of the above factors combined made Mexico a perfect market to disrupt the digital financial landscape.

Form 20-F | 2023	41

○	Customer Acquisition and Experience – Our customer base in Mexico is growing at a rapid rate and, as of December 31, 2023, we had a total of 5.2 million customers in the country, more than 60% of whom we acquired through unpaid word-of-mouth referrals, and an NPS which we believe is 1.6x above the average NPS for incumbent banks. Both the ramp up of our customer base and our NPS in Mexico are further ahead than where we were in Brazil three years into our journey there.
○	Consumer Credit Underwriting – We are already operating the sixth generation of our proprietary machine-learning underwriting models, which meaningfully increase our ability to accept new customers in a country with one of the lowest levels of financial inclusion in the world. Compared to making decisions with generic credit bureau scores, the latest version of our credit engine allows us to lower risk by 70% for a comparable approval rate. On a year-over-year basis, our first payment default rate has dropped to 3.1% in the year ended December 31, 2023, from 5.7% in the year ended December 31, 2022, and from 7.4% in the year ended December 31, 2020. The velocity with which we implemented our proprietary underwriting models in Mexico is also ahead of our experience in Brazil at the same point in the journey.
○	Leadership Position – We believe we are one of the top new credit card issuers in the country, surpassing long-established players such as Banco Azteca, Banorte, Santander Mexico, HSBC and BanCoppel and becoming the fifth-largest issuer in terms of accumulated issuances, according to CNBV data.
○	Adjacent Sectors – We believe there is a significant opportunity to bring the self-reinforcing effects of our business to adjacent sectors where we can disrupt legacy models and provide additional value to our customers. For example, we believe there are similar opportunities to simplify our customers' lives by disrupting existing models in industries such as e-commerce, healthcare and telecommunications.
●	Case Study – Expansion to Colombia – We announced our launch in Colombia in September 2020 with ambitious goals for the future: win the fanatical love of people in Colombia, reinvent the future of financial services, and become one of the leading digital financial services companies in the country.
○	Opportunity In Colombia – the endemic lack of competition has contributed to the subpar experience for consumers, and we see ample room to offer simple, digital, and low-cost financial services. The evidence of this is widespread, as shown in the data below from 2020:
ˣ	5 banks hold 84% of the market, according to Superintendencia Financiera de Colombia (SFC);

Form 20-F | 2023	42

ˣ	Incumbents scored a low average of 34 in NPS in 2020, according to a Deloitte Survey, when we entered the market;
ˣ	Customers pay monthly fees between COP 14,900 (equivalent to US$3.75) and COP 40.890 (equivalent to US$10.00) in credit card fees according to SFC. In terms of purchasing power, this would be the equivalent of a minimum-wage worker paying up to US$70 in monthly credit card fees;
ˣ	Only 22.5% of adults have a credit card, per SFC data; and
ˣ	Deposit accounts have low activity rates of approximately 50% according to SFC data.

In addition to this, we have a few exploitable tailwinds:

ˣ	More than 60 million connected mobile devices, per Colombia’s Ministry of Technology, Information and Communication data; and
ˣ	Cash payments consistently lost share of private consumption to a historic low of approximately 20%, according to SFC.
൦	Customer Acquisition and Experience – Since launching credit cards in 2021 in Colombia, our experience shows we are inching closer to fulfilling our ambitious goal of winning the fanatical love of our customers. We believe we are not only the net fastest-growing credit card issuer (both in the number of cards and growth rate), reaching 100% of local regions and achieving an NPS 2x higher than the average of incumbent banks (according to a Deloitte Survey), but we were also granted a license for a regulated entity for Nu Colombia. We believe this acknowledges the solidity of our model and the urgency with which it is needed in the market.
൦	Credit Underwriting – Following four iterations, we devised models receiving hourly inputs, daily updates for segment analysis, and monitoring the effect of each feature in model behavior using mathematical methods (e.g. Weight of Evidence and Information Value) as well as dimensions of credit decisions, such as approval rate, average initial lines, credit risk and the NPV input metrics. Our risk performance is consistent with the market, despite our high growth rate, and Nu is at the vanguard of financial inclusion in Colombia, where approximately 30% of our customers are first-time credit card holders (as of December 31, 2023), according to our internal data.
൦	Industry leadership: Since its launch, Nu Colombia has reached more than 800,000 customers and grew approximately 50% in number of customers during 2023, securing its position as the fastest growing net credit card issuer in the country, both in number of cards and growth rate, according to information from the Superintendencia Financiera de Colombia and Nu’s internal data, and considering only regulated credit card issuers.

Form 20-F | 2023	43

Our Products and Services

We offer a wide range of products and services for our customers. In Brazil, we offer customers products across the Five Financial Seasons: (1) spending, (2) saving, (3) investing, (4) borrowing, and (5) protecting. All our products are fully digital solutions to help us provide simple, convenient and low-cost services with a great user experience for our customers.

Spending Solutions

Our spending solutions are designed to help customers pay for goods and services in their daily lives with a customized credit line or instantly through a mobile phone, while collecting loyalty points, rewards, discounts and benefits on applicable transactions. These solutions include:

Nu Credit and Prepaid Card

Our core Nu Credit and Prepaid Card was our first product, launched in 2014. It is a Mastercard-branded international card that is 100% digitally-enabled and acts as both a credit and a prepaid card. Features and benefits include:

●	No fees or annual charges
●	WhatsApp Pay (prepaid card only), Android Pay and Apple Pay enabled
●	Accepted by more than 30 million merchants across the world
●	Complete digital experience with broad control over mobile apps such as blocking and unblocking cards, managing credit limits and due dates for bill payments
●	Discounts for early installment payments
●	Disposable virtual cards expiring in 24 hours
●	Investment-backed credit card limits

Ultraviolet Bundle

In 2021, we launched Ultraviolet, our premium metal credit card for affluent customers. In 2023, we launched our premium Ultraviolet Bundle, targeting higher income users and providing several benefits for the user, including exclusive access to the Ultraviolet Credit and Prepaid Card for a fee of R$49 per month (approximately US$9.30, based on the Brazilian reais/U.S. dollars exchange rate on December 31, 2023). Highly engaged users (those who spend more than R$5,000 or have more than R$50,000 invested in assets) are exempt from the Bundle fee.

Form 20-F | 2023	44

Features and benefits included in the bundle are:

●	Ultraviolet Credit & Prepaid Card, with metal design, 1% cashback on credit transactions that yields 200% of the Brazilian interbank deposit rate, which can be exchanged for miles, invested or transferred to our NuAccounts
●	Full benefits of Mastercard Black, including insurance on select purchases and VIP airport lounge access
●	Exclusive app theme and premium Customer Support, available 24/7 with our highest rated trained Nubank agents
●	Free insurance against digital transaction fraud
●	Free withdrawals
●	Free Rappi prime signature (one of Latin America’s widely used food and delivery apps)
●	Exclusive benefits for managing one's family finances
●	Access to exclusive products within NuInvest

Mobile Payments

Instant payments for NuAccount customers to make and receive transfers, pay bills and make everyday purchases at any time through their mobile phone. Features and benefits include:

●	Real-time transfers through Pix, WhatsApp Pay or NuAccounts
●	Easy and secure payments using Pix keys or QR codes, instead of lengthy bank information
●	Easy management of Pix transfer limits
●	Scheduled and recurring payments available to facilitate financial planning and organization
●	No fees
●	Instant settlement
●	Available 24/7

Form 20-F | 2023	45

Nu Shopping

Our integrated mall enables customers to purchase goods and services from several of the most well-known e-commerce retailers in Brazil via the Nu mobile app. Features and benefits include:

●	Exclusive benefits, product offers, and special pricing
●	Cashback deals for more than 200 sellers that represent +70% of Brazil's ecommerce market
●	End-to-end shopping experience with key partners like Casas Bahia (electronics) and Hopper (travel) within Nu Shopping: no need to leave the app, create an account on the partner website, or enter payment information
●	Seamless and secure payment experience with NuPay, with extended credit limits for those purchases

Saving Solutions

Our savings solutions are designed to help our customers deposit, manage and save their money in interest-earning accounts with complementary prepaid cards. These include:

Nu Personal Accounts

NuAccount is our fully digital account solution that supports all personal financial activities, from daily purchases and money transfers to savings.

Features and benefits include:

●	No annual or maintenance fees
●	Access to all account details anytime through the app
●	Auto-invest feature that automatically invests any existing balances in time deposits or government bonds, providing a yield equal to the Brazilian interbank deposit rate and instant liquidity

Form 20-F | 2023	46

●	Complementary contactless prepaid card
●	Unlimited free transfers and payments
●	Pay credit card with account balance for instant limit availability
●	Real-time digital notifications for all transaction activities
●	Reserve account to store funds or lock them as time deposits for enhanced yields
●	Ability to save set amounts on monthly basis for better spending control
●	Access to cash withdrawals in at least 38,000 locations
●	A Payments Assistant that organizes and manages the payment of all recurring bills

Nu Business Accounts

Our Nu Business accounts are similar to our Nu personal accounts, but designed specifically for customers who are entrepreneurs and for their businesses. This allows them to separate their business from personal transactions. Features and benefits include:

●	No annual or maintenance fees
●	Business prepaid card for easy purchases and withdrawals
●	Real-time access to account details
●	Unlimited transfers to and from the account
●	Set up of regular expense payments
●	Receive payments from customers (receiving them from Pix is free)

Form 20-F | 2023	47

Nu Business Prepaid and Credit Card

Our Nu Business prepaid and credit cards are also similar to the personal cards. We began testing the credit function with customers in 2021 and it was received by entrepreneurs with the same enthusiasm as the personal cards. Features and benefits include:

●	No fees or annual charges
●	Android Pay and Apple Pay enabled
●	Accepted by more than 30 million merchants across the world
●	Complete digital experience with broad control over mobile apps such as blocking and unblocking cards, managing credit limits and due dates for bill payments
●	Discounts for early installment payments

Investing Solutions

Our investing solutions are designed to help our customers invest their money easily and conveniently with access to a growing number of investment products and services. These include:

Money Boxes (Caixinhas)

Our segregated investment portfolios (caixinhas) are our solution for goal-based investing, allowing users to plan and optimize investment decisions in a personalized and simplified manner. Main features include:

●	Creation of multiple Caixinhas with name/picture customization and goal setting
●	Recommendation of best investment options among fixed-income deposits and fixed-income funds
●	Segregation of investing operations like yield monitoring and historical contributions for each Caixinha
●	Simulation and scheduling of automatic recurring deposits
●	Option to increase credit card limit through money invested in a Caixinha

Form 20-F | 2023	48

Nucoin

Nucoin is our proprietary utility token that serves as the base for our loyalty program focused on mass market customers. We currently offer Nucoins as benefits within the program and, as part of the program's future expansion, we plan to integrate external companies to enrich our ecosystem. Main features include:

●	Nucoin Airdrop: customers earn Nucoins when they complete the onboarding, getting them started within the program
●	Nucoins with every purchase: customers get Nucoins for every R$ spent, whether using their credit or prepaid card
●	7 Nucoin Levels: customers may progress through 7 levels by accumulating and freezing Nucoins. As they ascend, they unlock better benefits (which are constantly evolving)
●	Buy and sell Nucoins: customers may seamlessly trade Nucoins within our app, which allows customers to either accelerate their advancement within the loyalty program or monetize part of the Nucoin by selling to the liquidity pool
●	Financial benefits in the future: Lottery program and other financial benefits may be offered to Nucoin holders according to their Nucoin levels, such as participation in lottery or discounts in transaction fees

Investment Accounts

NuInvest is our investment product offered directly to customers without the need for third-party brokers. We provide equity, fixed-income, stock options and ETF products as well as multimarket funds along with curated asset allocations based on the customer’s risk profile and a trustworthy account. Features and benefits include:

●	Ability to invest as little as R$1 (equivalent to US$0.2)
●	Clear information in easy-to-understand language
●	Transparent fee pricing
●	Wide portfolio of investment choices
●	No-fee stock trading
●	Personalized recommendations
●	Portfolio and investment monitoring

Form 20-F | 2023	49

NuCrypto

NuCrypto is a solution for buying and selling cryptocurrencies through the Nu app. It was created to simplify and increase access to the crypto market safely through the app. Features and benefits include:

Ability to invest as little as R$1

●	Customers can buy and sell cryptocurrencies any day and time – including weekends – using the account balance without leaving the Nu app environment
●	Current Cryptocurrencies that can be traded: Bitcoin (BTC), Ethereum (ETH), Uniswap (UNI), Polygon (MATIC)
●	Nubank's Know your Client, or "KYC", Anti Money Laundering, or "AML", practices and controls
●	New York State Department of Financial Services, or "NYDFS", regulated custodian, private keys management, and brokerage solutions
●	We provide access to crypto U.S. dollar pairs (USD<>BTC) as a means to offer the best execution possible to our customers when they are buying or selling BTC through our NuCrypto platform. To access such pairs, we execute foreign exchange transactions with a licensed partner that records the required foreign transactions with the Central Bank of Brazil

Form 20-F | 2023	50

Borrowing Solutions

Our borrowing solutions are designed to provide our customers with unsecured and secured loans that are easy to access, receive, manage and pay back. Nubank has evolved from its initial personal unsecured loan product to a broader portfolio of credit solutions, aiming to offer the best match for each customer's needs. Over time, we expect our portfolio to include a mix of proprietary products as well as those offered by or in partnership with third parties. Nubank’s borrowing solutions products currently include:

Personal unsecured loans

Launched in Brazil in 2019 and in Mexico in 2013, our personal unsecured loans are easy-to-manage and 100% digital for our credit card and digital account customers. Our customers are in control from the pre-loan simulation through loan management. Features and benefits include:

●	100% digital, real-time underwriting
●	Money instantly deposited to customer’s NuAccount
●	Rates in Brazil are lower than the market average
●	Transparent loan terms, supported by easy in-app simulation of different loan conditions
●	Simple loan management in the mobile app puts customers in control over installments and principal payments; and
●	Self-service installment anticipation, with discounts, and renegotiation in the mobile app

Personal secured loans: Investment backed loans

Launched in 2022, investment backed loans help customers solve the present without compromising their future. This product gives customers access to a larger line of credit at a lower interest rate by using their Nubank investments as a guarantee. Customers can keep their money invested, while getting access to liquidity to cover an emergency or cash flow shortfall. Currently, Nubank offers this product to customers who invest in Locked Deposits or Tesouro Direto, the Brazilian government bonds. Features and benefits include:

Form 20-F | 2023	51

●	Lower interest rate than unsecured personal loans
●	Leverage assets to get a line of credit larger than the value of the guarantee
●	Money instantly deposited to customer’s NuAccount
●	Flexibility to use different types of investment assets
●	Easy to contract, repay and anticipate installments (with discount) in the mobile app

Personal secured loans: Payroll deductible loans

Launched in 2023, payroll deductible loans let customers use their future income as a guarantee to get a loan with a very low interest rate. Monthly loan installments are deducted directly from the customer’s payroll. Currently, Nubank operates with Brazil’s largest public payroll partners, which distribute payroll to federal civil public servants (Sistema Integrado de Administração de Pessoal, or “SIAPE”) and pay benefits to retirees and pensioners (Instituto Nacional do Seguro Social, or “INSS”) that account for about 50% of the total addressable market of payroll linked loans. Features and benefits include:

●	Lowest price in the market based on interest rates charged
●	100% digital loan application and management
●	Full autonomy for customers, eliminating reliance on an intermediary such as a bank branch manager or broker
●	Money instantly deposited to customer’s NuAccount
●	Anticipate installments (with discount) in the mobile app

Personal secured loans: FGTS backed loan – anticipation of unemployment benefit withdrawal

Launched in 2023, FGTS backed loans give customers early access to money that is rightfully theirs – a Brazilian severance unemployment benefit called FGTS. In 2020, Brazil’s government created the Saque Aniversário FGTS, allowing people to withdraw a portion of their funds in their birthday month, as well as the ability to anticipate Saque Aniversário installments as a loan – the FGTS backed loan. Annual loan installments are repaid by FGTS directly to Nubank.

Form 20-F | 2023	52

Features and benefits include:

●	Low interest rate
●	100% digital loan application flow that is simple and transparent
●	Money instantly deposited to customer’s NuAccount
●	Flexibility to simulate a loan without any commitment
●	Easy to anticipate loan installments in the mobile app

Pix financing

Enables credit card and digital account customers to make Pix transactions, free and instant peer-to-peer transfers in Brazil, using their credit line. Features and benefits include:

●	Transparent, instantaneous and seamless experience, leveraging Pix infrastructure
●	When funds are insufficient, customers have an easy alternative to make those small day-to-day transactions
●	Enable customers to take advantage of Pix promotions with retailers while also keeping their spend concentrated in one place - their credit card bill
●	Up to 12 installments, with the ability to anticipate installments and up to a 90-day grace period
●	Specific credit lines for product usage, expanding access to credit

Boleto financing (financing of bank slip payment)

Enables credit card and digital account customers to make Boleto payments using their credit line. Features and benefits include:

●	Transparent simulation process
●	Customers can consolidate with their credit card utility expenses and rent while also taking advantage of retailer promotions offered with Boletos
●	Up to 12 installments, with the ability to anticipate installments and up to a 90-day grace period; and
●	Specific credit lines for product usage, expanding access to credit

Form 20-F | 2023	53

Purchase financing

Enables credit card customers to split their purchases into installments after a purchase. Features and benefits include:

●	Transparent simulation process, allowing customers to compare the financing option with PSJ (interest- free installment purchases in Brazil)
●	Customers can take advantage of retailer promotions offered with upfront purchases instead of PSJ
●	Customers can split payments into installments for international purchases made via e-commerce and while traveling
●	Gives flexibility to customers, granting relief with their bills when a large purchase is made; and
●	Up to 12 installments, with the ability to anticipate installments

NuPay

A new and disruptive way to make online purchases and pay for services with just a few clicks with partner merchants and within the Nubank app, offering extra purchasing power as well as a more practical and secure experience. Features and benefits include:

●	Increases customers purchasing power and merchant sales through higher limits compared to what is already available through a credit card
●	Improves checkout conversion by simplifying the purchase experience
●	Eliminates the risk of fraud and theft of credit card information since there is no need to type credit card information: customer authentication is done via an authorized/certified device with personal PIN confirmation
●	Supports both single and recurring payments for high-frequency transactions
●	Enables customers to pay via debit, with their account balances, or via credit, upfront or in installments, with and/or without interest

Form 20-F | 2023	54

Protection Solutions

Our NuInsurance protection solutions are designed to help our customers secure insurance products easily and at a low cost.

Having started with life and then mobile insurance, we are now expanding our offering to 5 different insurance products. These are:

Brokerage of Life, Mobile, Auto, Home and Financial Protection Insurance Policies

All products are quoted, customized and contracted exclusively through the app. The underwriting is done by our partners, Chubb (for all products except Auto insurance) and Usebens (for Auto insurance products). The products can be customized by our customers based on their needs and budgets. Features and benefits include:

●	Premiums as low as US$2 for NuLife
●	Fast, simple, and clear application process
●	Transparent and disruptive fee structure
●	Packages fully customized to customers’ circumstances
●	Easy claims process
●	24/7 customer service

Form 20-F | 2023	55

Our Approach to Risk Management

Our approach to risk management is core to our business model and has been designed to reduce friction, onboard a wide range of customers from unbanked to high income, while maximizing long-term value. We continuously improve our risk management functions by using data and technology to reduce the risk in our business and improve our credit underwriting engine. There are four components to our risk management approach:

●	Enterprise Risk Management – We developed an enterprise risk management and governance program that allows us to minimize risks while also delivering customers a frictionless experience. We do this by combining modern risk management systems employed by some of the most sophisticated financial services companies in the world with the latest in data science and machine learning models.
●	Low-and-Grow Approach – When a customer has little or no available credit history, we deploy our low-and-grow methodology by underwriting a low-limit credit line and conditioning its growth over time as we can increasingly ascertain their behavior and potential credit risks. This iterative approach has enabled us to effectively underwrite and onboard customers with little to no credit history, especially for lower income cohorts, and quickly separate the good borrowers from the bad ones.
●	NuX Credit Engine – Our internally developed and supported credit engine, NuX, enables us to underwrite effectively, lowering fraud rates. Furthermore, its ability to compound with scale enables us to process, test, monitor and enhance our credit algorithms over time to effectively manage the risks of our credit portfolio. We believe NuX is able to optimize multiple targets simultaneously, underwriting to a large set of customers while maintaining sustainable levels of delinquency. Our models allow us to maximize longer-term value by offering the best prices for our customers. We believe NuX is scalable to new markets: in Mexico, we quickly iterated and launched new versions of our underwriting engine by collecting more data and incorporating third-party data sources.
●	Liquidity Risk Management – Our liquidity risk framework leverages data to capture all contractual cash flows, and above those we apply a stress scenario coherent with the credit models we use in our business, but more severely. In addition, we apply a shock designed to cover operational risk events that may impact our liquidity. The combination of both shocks produces a severe yet plausible scenario that we believe helps ensure resilience from a liquidity management perspective.

Our Proprietary Technology and Data Platform

We use advanced cloud-based technologies and data science tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own technology and investing in extraordinary engineering talent to operate and enhance a proprietary technology platform that was purpose-built for our mission. The key components of our technology include:

●	NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core banking platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions of the business, which provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. The key functions of NuCore include:

Form 20-F | 2023	56

○	Transaction Authorization and Processing – which enables us to efficiently monitor transactions across our ecosystem.
○	Core Banking – which enables us to manage all banking applications and data across our ecosystem.
○	Regulatory Reporting – which enables us to manage regulatory requirements and generate reports for regulators in an automated environment.
○	Business Operations – which automates significant parts of the operations across our business.
○	Credit Underwriting – which supports our proprietary data analytics and credit scoring algorithms necessary to differentiate our credit services from those of incumbents in the industry; and
○	Fraud Prevention – which enhances fraud prevention proactively and automatically, powered by our data analytics, artificial intelligence and proprietary algorithms.
●	Experimentation Platform – We leverage an experimentation platform that enables us to quickly test, measure and validate all applications and data models before we deploy in a live environment, which helps us improve decision-making and agility when launching new technology.
●	Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy over 500 modular microservices that we developed. This advanced technology strategy enables us to scale, launch new products, enter new markets and update our codebase in a fast and highly efficient manner.
●	Product Platformization – We designed our technology platform to enable product development and new capability deployment to occur seamlessly across our applications. Our platformization approach enables faster product and market launches.
●	Immutable Database – We created an advanced, immutable ledger, utilizing the Datomic database technology we own, which provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency when compared to traditional database architectures.
●	Cloud-Based Architecture – We employ an architecture and infrastructure that is designed for scalability, efficiency and security. We operate in a fully cloud-based environment, leveraging the latest technologies to optimize our performance and increase capacity as needed, which enables us to manage our growth efficiently and cost-effectively. We partnered with Amazon Web Services to be our primary third-party cloud infrastructure provider.

Form 20-F | 2023	57

●	Machine Learning and Artificial Intelligence – Through the utilization of our data analytics and customer insight, we are able to employ artificial intelligence and machine learning algorithms to enhance our customer experience and product offerings. As a result of our available customer data, our systems power a self-driving experience where we provide customers with real-time recommendations on products that meet their specific needs throughout their financial journey.
●	Operate at Low Marginal Costs – The architecture and various operating advantages of the NuCore Technology Platform enable us to run our business efficiently and with low incremental costs as we scale our business.

Our Customer Service and Support

We service and support our customers with convenient, caring and high-quality customer service and support teams. We also leverage technology tools to streamline the customer support experience, empowering our customer service agents. Together this combination of human-centric and technologically advanced support has enabled us to achieve an industry-leading NPS. Our customer service and support functions, processes and tools were designed from the bottom-up to embody our strong customer-centric culture, strengthen our relationship with customers and create fanatical customers who will refer Nu to their peers. These teams, technologies and programs include:

●	Xpeers – We have assembled a team of highly trained and passionate customer service agents with a human-focused mentality who we call our Xpeers. Our Xpeers are trained to be subject-matter experts empowered to solve customer issues at first contact, which can be made by chat, email or phone. We utilize our data analytics and artificial intelligence insights to direct customers to the best-suited Xpeer team member, improving resolution times and, we believe, customer satisfaction. We employ a strategy of using internal and external resources for customer support that provides us with the ability to maintain the highest customer service quality alongside our hyper-growth. In the three months ended December 31, 2023, more than 80% of the calls received were answered in less than 45 seconds and the customer dissatisfaction rate for the calls was below 8%. We measure the customer satisfaction rate as the percentage of customers who rate our customer service as a 1 or a 2 on a scale of 1 to 5.

Form 20-F | 2023	58

●	WoW Approach – We have developed an approach for our Xpeers that builds stronger human connections and delights our customers with excellent customer service. We call this our WoW Approach. We have a team of over 30 customer excellence professionals to train and manage the WoW Approach across our customer service team. Additionally, we encourage Xpeers to send a gift of their choice to customers when they build a real human connection during a positive customer experience. Many customers have posted their positive experiences on social media, which continues to fuel our referral and word-of-mouth customer acquisition strategy.

Form 20-F | 2023	59

●	Shuffle – We have developed a technology platform to support our Xpeers and simplify customer service that we call Shuffle. This platform provides our Xpeers with a robust interface that features a single go-to application for up-to-date information on the customer, interaction history and insights into the likely problem the customer is facing, which enables our Xpeers to address the issue quickly and efficiently. On the backend, Shuffle connects to another proprietary platform called Proximo!, which intelligently tags each customer inquiry with a “reason” and routes these inquiries to the agent with the greatest level of expertise in this area, allowing them to tackle the next most important task in line. This ecosystem helps to maximize first contact resolution and minimize transfers and friction for the customer. As of December 31, 2023, we employed a dedicated team of about 20 engineers to build and maintain technology tools for our Xpeers.

Our Information Security Initiatives

Our dedicated team of cybersecurity professionals have various global industry certifications, including SysAdmin, Audit, Network, and Security, or “SANS,” National Institute of Standards and Technology, or “NIST,” International Council of E-Commerce Consultants, or “EC-Council,” The International Information System Security Certification Consortium, or "ISC2," and Information Systems Audit and Control Association, or “ISACA.” This team monitors our systems and transactions around the clock and works to keep our data and environment secure, while upholding stringent security and compliance policies in line with global best practices, including ISO27000 standards, NIST standards, MITRE ATT&CK framework, payment card industry, or “PCI,” standards and Open Web Application Security Project, or “OWASP,” best practices. Our security team monitors all employees and third parties who access our platforms and manages tight authentication controls and physical authorization technologies in all our operating environments. We also adopted safe coding and development best practices.

At the heart of this strategic imperative is our commitment to providing secure and protected products and services to our customers. We invested heavily in building internal capabilities to help ensure that our control systems meet the demands of our hyper-growth plan. We leverage our unique technology stack and engineering capabilities to continuously enhance our security layers. For instance:

●	Code to Minimize Vulnerabilities – We utilize a less common code language, Clojure, which allows us to operate efficiently while minimizing our exposure to common security vulnerabilities, and developed in-house Clojure secure code analysis tools. We have an internal program for updating outdated libraries and dependencies used in our environment. We also update our code frequently, resulting in a constantly evolving environment, which we believe makes our code less vulnerable to being exploited. In the year ended December 31, 2023, we pushed 275 code deployments per day, on average.

Form 20-F | 2023	60

●	Continuous Security Testing – We believe in building confidence in our security through practical, continuous and independent testing. We have a public responsible disclosure program and private bug bounty program with Bugcrowd, an industry-leading external partner in crowdsourced security testing. We conduct frequent penetration tests with a variety of external security partners, as well as an internal highly-skilled offensive security team to further secure our critical internet-facing infrastructure and mobile applications. We also perform other types of security assessments such as adversarial simulation, red team missions and purple team exercises in conjunction with our defense teams. We analyze our source codes to identify and fix security issues and develop secure training and guides for our engineers.
●	In-Depth Vendor Security and Onboarding – We run in-depth security due diligence and continuously assess vendors and suppliers we bring onboard to help ensure that our security standards are being met. We continuously real-time scan our suppliers to identify vulnerabilities in their public-facing infrastructure that may put us at risk, and we work with them to fix gaps.
●	Specialized security teams – We understand the need for experts that have a deep understanding of a specific scope. That’s why we have different teams focused on specific security areas: cloud security, blockchain security, application security, mobile security, incident response, among other areas. This allows us to keep track of the latest attacks and zero-days on the market, and to help us react to new developments before attackers can. We have an internal incident monitoring and response team focused on identifying anomalous behavior and reacting immediately against security threats.
●	Cybersecurity Intelligence – We have an in-house threat intelligence team working to track and disrupt cyber criminals before they can launch attacks on us and our customers. We complement this capability with threat intelligence partners who are embedded in the hacker community to identify indicators of risk.

Our Marketing and Distribution

We created a member-get-member marketing strategy that leverages our high-quality products and services to delight customers, who may then refer us to their family, friends and peers. Over time, this strategy has enabled us to grow virally and acquire approximately 80%-90% of our customers organically on average per year since our inception, either through word-of-mouth or direct unpaid referrals, without the need for significant marketing expenses. We believe this low-cost approach allows us to focus resources on improving the customer experience, which further enhances the virtuous cycle of our member-get-member strategy.

We also employ various social and digital media initiatives to drive greater awareness and support across our ecosystem, foster the development of our online NuCommunity portal, and promote our member-get-member strategy. These include:

●	Proprietary Financial Education Content: We have a proprietary educational content platform that we believe is a differentiated and powerful tool to strengthen our brand and awareness of it, attract new customers, and improve engagement with existing customers. Our diverse content is distributed through multiple digital and social channels, including our blog, which has become a powerful search engine optimization benchmark in Brazil, covering more than 330,000 keywords, from smart use of our products to improving our customers' financial lives, to overall financial education. From January to December 2023, the blog amassed nearly 57 million unique visitors. Additionally, we distribute content through InvestNews, our proprietary content channel that offers daily coverage of news and educational content on economics, investments, finance and politics.

Form 20-F | 2023	61

Social Media

Nu Brazil Marketing

For NuBra, 2023 was an inflection year. As a 10-year old company, this year we focused on a massive marketing effort to review Nubank's brand positioning, attributes, and creative assets, synchronize the brand and business maturity through an ever expanding product portfolio, and reach out to a high-income audience as a way to consolidate Nu as a category leader.

For NuBra's Core segment, the Marketing Strategy focused on two key objectives: reinforcing our brand's Trust and Reliability, a key element in a customer's decision to choose Nubank as their primary banking relationship, and driving customer perception of Portfolio Completeness, supporting our cross-sell agenda, an important lever to drive profitability for our expanding product shelf and customer base.

As part of the Trust and Reliability narrative, we implemented a three-pronged approach throughout the year, based on the following pillars:

1.	Leverage Nubank's outstanding business performance and the momentum of our 10-year anniversary to reinforce our business reliability, further differentiating our brand from incumbent banks. Various initiatives were kicked-off in May 2023 with a 10-year anniversary celebration that continued throughout the year, including media campaigns to amplify Nubank's quarterly results, translating complex concepts into easily digestible messages, and a full, high-visibility funnel campaign in Q4'23, anchored on robustness and customer centricity narratives, such as " Brazil’s 4th largest financial institution in number of customers" and "The most recommended bank in Brazil". This strategy was also supported by an evergreen press and content agenda, ensuring a continuous flow of positive news about Nu related to trust.

Form 20-F | 2023	62

2.	Reinforce customers’ security perception, positioning Nubank as a partner focused on protecting them inside and outside the app. We had three media campaigns running during the year showcasing our unique Security Features (such as Modo Rua, during Carnival), as well as a big Fraud Prevention campaign to educate customers on the most common Fraud cases, especially those involving social engineering, which have become very common in Brazil in the past year.
3.	Showcase brand stature through visibility and word of mouth - Brazilians associate the “health” of financial institutions with high visibility advertising and sponsorships, as well as a constant presence in the press. Based on this insight, we implemented a high, year-wide media coverage plan (365 days on air), with hero sponsorships such as an innovative format for Jornal Nacional (Brazil's top news show, with high credibility perception), as well as out-of-home advertising, or "OOH", and high-visibility digital formats, delivering a robust brand presence throughout the year.

When it came to cross selling, our agenda focused on two elements:

1.	Strengthening customers’ perception about the breadth of our product portfolio, reinforcing that we have the solutions they need to take care of their financial lives. Through a combination of a high-impact flagship campaign under the tagline "N Possibilidades" (limitless possibilities) and cross-selling focused campaigns for priority products, such as Personal Loans and Caixinhas, throughout the year we were able to raise awareness and consideration of our hero products, as well as raise our North Star attribute, "Offers All I need in a bank". This is one of the dimensions by which Nu measures its brand attributes, directly correlating the preference of our customer and helping the brand to strengthen its position among a customer's alternative service providers .
2.	Laying the ground to make personalized cross-selling offers at scale, through a proprietary infrastructure powered by AI models that are able to identify the next best offer for a given customer at any point in time. The platform, which is currently in a beta stage, had the first batch of products and offers launched in the second half of 2023 with encouraging results (positive lifts vs. control) and is one of our key bets for the coming years. It is also worth mentioning work to improve the Ultraviolet targets and effectiveness of our in-app cross-selling spaces, which resulted in a noticeable lift in CTR (click through rate) (+4.7p.p. YoY, reaching 19.2%) - we are treating the app as a prime marketing touchpoint, one of the few where we can capture our customers' undivided attention.

Form 20-F | 2023	63

All campaigns combined delivered 26 billion impacts (measured as media impressions), reaching 92% of the Brazilian population over 18-years old throughout the year, with +5p.p. lift in Solidity attribute, +8p.p. in Portfolio Completeness Perception vs pre-campaigns, +2p.p. in Consideration (#1 in the category), and the lowest levels of rejection ever among non-customers (9%, -4pp). For the metrics related to Solidity attribute and Consideration, baselines are determined by historical data from each of the attributes, and brand funnel metrics and goals are set in tandem with Brazil business priorities. Once again, Nubank closed the year as Brand Power leader among financial institutions (12.3, 2.4 points ahead of #2), based on data from the Brand Health Tracker study.

Form 20-F | 2023	64

For the NuBra High Income operations, our focus was on doubling down our brand affinity with the target audience, with a full brand revamp to better align it with a more premium and aspirational image. Another lever for improving affinity was through partnerships that would better connect our brand with High Income families, such as collaborations with Disney and summer activities in a well-known go-to leisure city in the state of São Paulo.

Form 20-F | 2023	65

Disney Magic Run

Summer as it should be campaign

With a strong content strategy across major social media platforms, Nubank attracts more than 13 million followers (12 million in 2022). By December 31, 2023, we had 530 million impressions (413 million in 2022) and 1.3 million interactions (likes, shares, comments and other interactions with our posts) across all our social media profiles. In July 2023, we started working with media boosts for our proprietary content, aiming for greater awareness and engagement. Over 440 million impressions 83% of total impressions and 413,000 total engagements) or 31% of total interactions, were a result of these efforts.

Form 20-F | 2023	66

Nu Mexico Marketing

We believe NuMex has freed, in the last four years, over 5.5 million people from financial complexity and become the largest SOFIPO in the country. We successfully launched Cuenta, which led Nu Mexico to grow 4X faster than before. From a marketing perspective, our primary focus was to continue establishing ourselves as a solid competitor, not only against fintechs but traditional banks as well, through Brand Awareness (reached 76% +12p.p. year over year, or "YoY"), Brand Consideration (49%; +12pp YoY growth), and Trust attributes which, despite our growth, have not shown any statistically significant change, leaving room to further strengthen our perception and close the gap versus traditional banks.

To achieve these goals, we invested in two main high-reach campaigns: the Cuenta Campaign during the second quarter of 2023 to support the product’s launch, and our Masterbrand Campaign in the third quarter. Our Masterbrand campaign became the first full-funnel, multi-product campaign focused on financial “Control” and “Empowerment”. Additionally, we are expanding our multi-product business through cohesive cross-product communications journeys that support the rollout and launch of new products and features to keep improving our product portfolio.

To strengthen our “trust” positioning and close the gap versus traditional banks, we have centered our efforts on igniting better financial lifestyles through a cohesive content strategy, which has been essential for enhancing our relevance with our target audience. Our marketing campaigns have allowed us to communicate key messages about NuMex to our audience, reinforcing our positioning. Our relationship with the Mexican regulator (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or “Condusef”) was supported by Academia Nu and online/offline actions, which enabled us to maintain a long-term, solid relationship with this important stakeholder.

Form 20-F | 2023	67

In addition to these two key bets and to support achieving our full-year objectives, we implemented other marketing efforts initiatives in Mexico:

1)	Product launches

In 2023, we rolled out two new products to strengthen our portfolio and keep providing products that customers need to empower themselves financially. Personal Loans came after Cuenta and were offered to current Nu customers only, those who met certain criteria in terms of credit risk.

2)	Enamorados Campaign:

For the third year and to keep building brand awareness and consideration through our ‘EnaMorados’ campaign, we capitalized on Valentine Day’s to communicate that we love our customers and they love us back. The campaign showcases the power of our core value - ‘people first’ - by communicating our customer focus and use of AI as a service enhancer.

3)	Ayuda Nu:

We launched Ayuda Nu in July 2023 with the goal of supporting our customers on their trust journey with Nu as it relates to times when there are emergencies and stress and to educate and inform them about all the financial tools at their disposal. Since its launch, Ayuda Nu has helped more than 44,000 customers while helping us build perceptions of trust and be the industry reference in terms of security and customer support.

Form 20-F | 2023	68

4)	Nuviembre:

Our annual Black Friday customer promotion is now well known among our customers and is anticipated during the year. In 2023 there was the additional challenge of including our full product portfolio, since we had recently launched Cuenta Nu. The Black Friday promotion was focused on increasing our deposits and we rewarded customers for trusting us with their money with prizes aligned with their relationships with our products. The promotion increased purchase volume in credit cards by 3.7% in November 2023 when compared to October 2023.

5)	15% Yield

In November 2023, we increased our Cuenta Nu remuneration yield from an annual 9% to 15%. We took advantage of the recently launched “Bienvenido a la era Nu” campaign to develop new assets to announce the new yield while maintaining consistency with the rest of the campaign. In just one week we doubled the number of new customers who opened a Cuenta NU account compared to similar periods in the past. We also received 27x more deposits than an average week in prior months, that in the aggregate represented 6x larger deposits than previous months. While increasing the annual Cuenta yield from 9% to 15%, we also had a relevant increase of approximately 50% in credit card issuances in subsequent weeks.

Form 20-F | 2023	69

6)	Content

We solidified our connections with fanatical customers on digital channels, exceeding previous metrics with a +0.8 p.p. increase in sharing points and a +1 p.p. increase in Engagement Rate. Diverse content formats, including launches such as Mercado Libre and Cuenta, maintained consistent customer interactions. Creative storytelling, seemingly unrelated to the category, received praise and differentiated us from the competition. The Academia Nu launch strengthened our brand while improving our relationship with Regulators.

Form 20-F | 2023	70

Nu Colombia Marketing

General Overview

For Nu Colombia, 2023 was a year of brand consolidation in Colombia with regard to the marketing strategy. The strategy in 2023 transitioned from engaging with the general population to focusing our efforts on Super Core and High Income customers. This was in response to the lessons we had learned in Brazil and was consistent with our overall segment strategy in the country.

The biggest challenge in the last two years was closing the gap between Brand awareness and consideration. We closed 2022 with Brand awareness of 56% and consideration of 35% for the country’s total population. Awareness and consideration data are calculated based on the Brand Health Tracker Quarterly Study. This is quantitative research aimed at banked and connected Colombians, with a sample of 1,000 respondents. Furthermore, in 2023 we executed the first year of our three-year strategic partnership with media conglomerate Caracol Medios, whereby we obtained competitive discounts for our Media investments (i.e. Caracol TV, El Espectador, Blu radio). We also announced our first sports sponsorship deal with Pro Cycling Team Nu Colombia, which represents a major step up in our efforts to increase Brand Awareness significantly.

2023 was a year of brand consolidation in Colombia, where we positioned our brand as the #1 net credit card issuer (according to our Internal analysis using public data from Superintendencia Financiera de Colombia, or "SFC", that compared all regulated credit card issuers in the market with our internal data), albeit without fully executing our Performance Marketing investments.

Form 20-F | 2023	71

Results of Key Initiatives in 2023: To continue effectively positioning our brand in Colombia and deliver improvements in brand metrics, we focused on the following:

1) Vive Mas con Nu 3.0, an ongoing 360 Flagship Campaign

We are inviting Colombians to live aware of the concept 'Vive más con Nu'. We asked our customers to share how they use their spare time now that the experience with Nu has given them back a lot of the time they had previously spent with financial transactions. We received more than 4,000 responses that were used to build our marketing campaign. We achieved 56% overall Brand Awareness in the first quarter of 2023 (+3 p.p.) and 69% and 61% among the Super Core and High Income segments, respectively. Conversion rate refers to the percentage of people that are aware of the brand and that consider the brand as well. Both indicators are calculated based on the Brand Health Tracker Quarterly Study. For Brand Consideration, we achieved 49% in Super Core (+11p.p.vs Q1'23) and 35% in High Income customers (+3p.p. vs. Q1'23). In addition, the campaign’s impact was 24,000 to 35,000 incremental FTAs (First Time application). We also reached 99% of our target audience (38 million) across digital, OOH (out of home advertising) and television with regard to the Super Core and High Income targets. And we delivered more than 2.5 billion impressions via digital channels, 939 items in OOH, and 1,131 television slots.

2) Trust Content Plan

Aiming to pave the way toward a Nu Cuenta launch in 2024, as well as reduce current consideration barriers toward our brand, we focused our communication efforts in the second half of 2023 on a functional campaign that would help position our brand as a trustworthy and reliable financial institution. Launched in August 2023, and focused on the third quarter, the campaign helped increase trust related brand associations. Super Core customers were the targets with the most important uplift.

The Trust Content campaign was live until December 2023, reaching 100% of our target audience across digital, OOH, radio and television and focused on Super Core and High Income customers. We delivered more than 1.5 billion impressions in digital channels using video as the main format and using OOH focused in the major cities Bogotá, Medellin and Cali where Supercore and High income customers are primarily located, aiming to take advantage of seasonal events like Halloween and of prior shopping in locations with heavy traffic. Additionally we appeared in197 TV spots across national and international channels with a total reach of 10 million Colombians. Finally, our first radio campaign was on one of Colombia’s biggest stations, Blu Radio, delivered through 361 slots and reaching more than 1 million listeners.

Form 20-F | 2023	72

3) Ongoing content franchises to maintain an evergreen dialog with consumers

SOS Nu: We launched our SOS Nu initiative based on a multichannel security guide for Nu Colombia's customers. It aims to have a positive impact on their understanding of how to keep their money safe (how to protect it and themselves), through an educational narrative. We want to become a reference in the country in terms of customer safety and be perceived as a safe product by reinforcing narratives of safety and security that highlight Nu's commitment to customer safety and high cybersecurity standards.

Xpeers Online: We developed a second edition of this content campaign aimed at eliminating doubts related to credit card and app usage and delivering financial education for our clients through short videos and graphics. The campaign achieved an engagement rate of 5.2%, a net sentiment of 55%, and a reach of 327,000. In paid media we had 371,000 complete video views, reaching 369,000 customers.

Dueñas del futuro: Our first women-focused campaign that seeks to empower women through financial education, with 71% net sentiment on Social Media, the second-highest level of all time (across all Nu Colombia campaigns) and achieving best-in-class VTR on paid media with an average of 20.16%, as compared to other content video campaigns, such as Efecto Morado in 2022 at 15.28%, according to Google’s financial services benchmark.

Blog: Our blog is dedicated to empowering individuals with financial knowledge and skills through its informative and insightful articles covering various aspects of personal finance, budgeting, investing, product usage and more. These articles not only offer practical tips but also demystify complex financial concepts, making them accessible to a broader audience. Nu's blog served as a valuable resource throughout 2023 to nearly 2 million unique visitors and has become a growth channel, resulting in more than 140,000 applications for the credit card.

Podcast: We want to become a brand of cultural impact by building stronger connections with our audience, different and more impactful bonds than those we can establish through social media only. We have identified an opportunity to touch on relevant topics for our customers and non-customers related to day-to-day activities and the ways we spend our money. Within eight days of its launch, our podcast ranked first in the documentary category of Apple Podcasts and climbed to the 26th position of "Top podcast" on Spotify Colombia, where it remained for one month. On Spotify our podcast was in the Top Shows ranking for 24 consecutive days, from November 10 to December 3 of 2023. We were also selected by the same platform as one of the popular podcasts of 2023. Our show was nominated for best Brand Content in the Top 10 P&M (Publicity and Marketing is a reference for the Marketing industry in Colombia) awards.

Form 20-F | 2023	73

4) Brand Events

In 2023 we hosted - for the first time in our operating history - brand events that helped boost our awareness among and connection to both consumers and Media Outlets:

Nuversary: We celebrated our second anniversary in Colombia with an event that generated more than 45 press articles, 100% favorability ratings according to external news monitoring (IP Noticias) that classifies whether articles are positive toward an event and brand, and more than 8 million impressions. On Social Media, we had 52% positive sentiment in 2023, as measured by our listing tool, and reached an audience of 529,000 followers on our channels (Facebook, Instagram, among others) and through third-party channels like influencers.

Media Day: During our Media Day, our executive officers shared Nu´s perspectives, vision and key figures in Colombia. This event was attended by more than 62 journalists and 8 content creators, generating more than 100,000 press articles and social media mentions. This continues to position Public Relations as an organic means to virally boost key brand indicators. We continue to be a relevant topic for local media in Colombia.

Form 20-F | 2023	74

Social Media Results for Nu Colombia in 2023

Although we have only been in the Colombian market for two years, we already have a loyal audience, thanks to our content strategy, which is focused on generating trust in the company, sharing information on security and finances, and educating customers about using our products. This has allowed us to be among the top three brands with the best engagement rate in Colombia’s financial sector, according to BUHO Media, a consulting firm that measures brand reputation in the country. The ranking is based on a media and social pulse conducted from January 2023 to December 2023.

Our content activities in Colombia helped us achieve more than 274,000 followers on our social media channels (211,000 in 2022) in 2023. By year-end, we had reached 3.6 million people in Colombia organically (2.9 million in 2022) and had 126,000 interactions (141,000 in 2022) - likes, shares, comments and other interactions with our posts - across our social media profiles.

ComunidadNu results: We launched our ComunidadNu (Nu Community) in January 2023 for Nu Colombia customers and non-customers alike. ComunidadNu is a digital space created to strengthen our customers' love for the brand, whereby we seek to enrich their lives with valuable information that helps improve their financial habits and, just as its name says, create a community. By the end of 2023 we had more than 22,700 people registered, with more than 17,000 positive comments created by our Nulovers and more than 34,000 reactions that generated an Engagement rate of 17.45%.

Our objective with ComunidadNu is to be in constant communication with our followers, so we created more than ten different activities (i.e., book clubs, a movie club, open forums and a financial yoga master class) throughout the year with a reach of 8,500 thousand Nulovers.

Form 20-F | 2023	75

Our ESG and Social Impact Approach

Nu is one of the largest digital banking platforms in the world, based on the mission to fight complexity and empower people in their daily lives. Over the past ten years, we have reinvented financial services in Latin America by reducing barriers to access in the countries where we operate. Our credit card and digital bank account with no fees were the first barriers broken by our business model, as they offer people affordable access to digital transactions.

Our mission is intrinsically related to financial inclusion and education, and we have made great strides by designing products and services that help advance these issues. Also, we work closely with stakeholders with various perspectives to develop initiatives and methodologies that will grant and facilitate the advancement of people’s financial health, as Nubank continues to have an important role in that journey. With this goal, we are oriented by studies and standards, focusing on three major pillars: (i) Governance, (ii) Guidelines, and (iii) Monitoring that contribute to access, inclusion, and education outcomes.

Democratizing access to financial education through our efforts, we saw over 112,600 education sessions across all content, 83 million visits to our blog, and reached 13.7 million social media followers in 2023 across Brazil, Mexico and Colombia. In Brazil, our educational content has been seen and used with a considerable level of engagement, reaching 10.5 average minutes on our blog and indicating a good rate of interaction.

Form 20-F | 2023	76

Financial inclusion and education was a core subject in our 2022 materiality study, which assessed the most important ESG factors for our business in order to establish an integrated ESG strategy, effectively allocate resources, and report the most relevant information to our stakeholders. The guidelines for addressing these factors across our operations are set forth in our ESG Global Policy.

Our Materiality Study

*In bold, the priority items of our materiality

Security, Privacy, and Data Protection

Security, Privacy, and Data Protection are non-negotiable for us. We work to safeguard our customers' information and assets. This effort is evident through our multifaceted approach to identifying and addressing vulnerabilities, including security testing by both our in-house team and a dedicated community of security researchers. In 2022, under the leadership of our Data Protection Officer (DPO), we upgraded our entire Privacy Governance Program, including the enhancement of privacy risk assessments, supplier due diligence, and a company-wide privacy campaign, while also making sure that compliance with data protection laws in the countries where we operate is integrated into the program.

Governance & Diversity

In our corporate governance, we adhere to the core principles of transparency, equity, accountability, and corporate responsibility. These principles are integral to our management practices, ensuring a harmonious balance of interests and sustainable business growth (see Item 6. Directors, Senior Management and Employees for further information on our Corporate Governance practices and Board Composition).

Form 20-F | 2023	77

We place a strong emphasis on compliance with regulations and ethical conduct across all facets of our operations, instilling a culture of compliance and respect among our employees. We have a comprehensive Integrity Program that sets stringent standards for the company's conduct. Our program encompasses a Code of Conduct, a Global Whistleblower Policy, an Anti-Bribery and Anti-Corruption Policy, and a Conflict of Interest Policy, all of which apply to our employees. We invest in awareness-raising training and campaigns. We also operate an anonymous reporting channel, Parker, which is available 24/7 in multiple languages and rigorously monitored. Nubank reported no cases of corruption or human rights violations over the past three years and actively supports the UN Global Compact's principles in its business practices (see Item 16B. Code of Ethics).

Diversity is an asset for us, which helps build strong and diverse teams. With 7,700 employees as of December 31, 2023, from 50 different nationalities, we believe this value enhances problem-solving, customer understanding, and innovation. Our Diversity and Inclusion (D&I) team, established in 2020, works across all aspects of the business, including attracting talent , customer initiatives like Brazilian sign language services, and braille cards.

Nu Diversity Data in 2023
Gender identity	45.0% Women	52.2% Non-women	2.8 % Not disclosed
Racial	32.3% B&B¹	65.0% Non B&B¹	2.6% Not disclosed
LGBTQIA+¹	23.7% LGBTQIA+	69.4% non-LGBTQIA+	6.9 % Not disclosed
PwD¹	4.8% PwD	93.1% Other	2.0% Not disclosed

Note 1: Diversity data considers self-declaration data from employees. B&B = black and brown; LGBTQIA+ = Lesbian, gay, bisexual, transgender, queer, intersex, asexual, and more. PwD = People with disability (ies).

We believe our strong focus on business and social impact enables us to recruit and retain top talent, helping ensure that we bring the required diversity of experiences and points of view that enable the best ideas to win and that help us to truly understand a large and diverse customer base. As of December 31, 2023, among our employees in Brazil, 32.3% self-identified as black or brown, 45.0% as women, 23.7% as LGBTQIA+, and 61.7% of our employees in leadership positions self-identified as members of underrepresented groups. At Nubank, we want to be known not only for the revolution we started, but also for the way we started it.

Nubank has institutionalized five affinity groups. In 2023, over 58% of Nu's employees were actively engaged in these groups, (fostering belonging and addressing areas for improvement ):

●	NuWomen (for those who identify as a woman, cisgender and transgender, and transfeminine or non-binary gender identities);

Form 20-F | 2023	78

●	NuPride (self-declared LGBTQIA+);
●	NuPlural (self-declared, or in diagnostic process, people with disabilities, of any nature);
●	NuBlacks (self-declared Black people, using the Brazilian context as a reference);
●	PurpleParents (for parental figures, caregivers, people trying to conceive, pregnant people, or any other family context that involves the upbringing/care of mainly children and adolescents).

Social Impact Programs

In order to optimize our social impact in line with our business priorities, Nubank's commitment to private social investment manifests itself through a series of financing activities and comprehensive partnerships aimed at achieving our goals. Our approach involves managing a diverse portfolio of social initiatives, ranging from tax incentives to direct funding, through our Instituto Nu and Nu Futuro programs. These initiatives are mostly dedicated to strengthening technology and innovation ecosystems, promoting financial education, stimulating entrepreneurship, and fostering diversity and inclusion.

Our various approaches are complementary and each requires different mechanisms for governance, monitoring and achieving specific results for Nubank. These projects have a single goal, to make decentralized and non-bureaucratic investments aimed at low income individuals and communities. In 2023, we contributed R$158 million (equivalent to US$32.6 million) to various social projects in Brazil.

Total Social Investments / Social Projects (US$ thousand)	2023
Instituto NU	516.5
Tax Incentives	31,636.1
NuFuturo	466.9
Total	32,619.5

Form 20-F | 2023	79

NuFuturo

NuFuturo is a proprietary program developed in partnership with three public universities in the Northeast of Brazil. Over the course of 18 months, undergraduate and graduate students participate in an intensive program to develop tech skills while also participating in real problem-solving projects that can positively impact our business in the tech space. In 2023, we received more than 288 applications and selected 41 students, with five research projects under development. The students also experiment with Nubank's working environment through dedicated rooms created within the universities.

Philanthropic fund (Give Back)

As part of Nu's IPO, we created, along with the banks that led the transaction, a fund totaling R$18.4 million (equivalent to US$3.9 million) to invest in social impact initiatives in Latin America, focusing on three key strategic areas for society and our business: financial inclusion and education, technology and innovation, and the development of future tech leaders. The fund is sponsored by Nubank and managed by Sitawi and Instituto Phi, organizations that mobilize and manage resources for such projects. In December 2023, we announced a US$1.6 million investment to sponsor 36 undergraduate and master's scholarships in Brazil and Colombia through partnerships with the Estudar, Lemann, and VeR+ foundations. The scholarships will be distributed over the next two years, and the chosen students will receive full financial support for tuition, housing, visas, and travel expenses to attend top tech universities globally.

Planet

Climate change is a growing issue, and we are concerned about managing our impact in a comprehensive and reliable way, integrating it into our risk assessment and management processes. Following the Brazilian GHG Protocol, we measure and audit externally our annual greenhouse gas emissions.

In addition to measuring our impact, we are committed to being permanently carbon neutral and offset all our historical emissions. In 2020, we were the first financial institution in Brazil and Mexico to achieve a carbon neutral footprint since being founded.

More information about our ESG and social impact strategy and projects is available in our ESG Reports, which can be accessed on Nubank’s Investor Relations website: www.investidores.nu. Such reports are expressly not incorporated by reference herein.

Form 20-F | 2023	80

Deep Dive on Our Industry Background and Market Opportunity

We estimate our total revenue potential opportunity in Latin America based on six key market components.

A.       Payments

Pix

Pix was officially launched by the Central Bank of Brazil in October 2020 to increase competition and market efficiency, lower transaction costs, and democratize payments in Brazil by promoting financial inclusion. According to the Central Bank’s data, 149 million Brazilian users, or 74% of the population, have already made a Pix transaction and 145 million own an active Pix key as of December 2023. Nubank uses Pix as the default transfer method and maintains alternative existing methods only for exceptional cases. Up until September 2023, person-to-person Pix already accounted for 23% of the country's household spending (+10 pp versus 2022), negatively affecting cash, boleto, and Doc/TED transactions mainly.

Total Pix volumes reached US$2.9 trillion by December 2023, a 51% increase versus 2022. During this time, our market share reached 10% in originations of transfers and we believe we are the market leader in terms of the number of registered and active Pix keys in Brazil. To enable alternative forms of transfers, Nubank implemented Pix Financing, allowing users to make transfers backed by the customer's credit card limit.

Cards

In Brazil, credit cards are a widely used payment method that represent about 40% of household consumption according to ABECS, partly due to a distinct market characteristic that allows individuals to make purchases and pay them off in multiple installments free of interest charges (Parcelado Sem Juros). The product leveraged financial inclusion and was the major reason for Brazil's impressive surge of its banked population in the last years; the number of active card holders reached 95 million as of year-end 2022, according to BCB’s most recent data. Nubank has played a key role in this disruptive evolution of payments in Brazil by giving first-time access to millions of individuals, who totaled almost 50 million credit card customers at year-end December 2023, according to latest available data. Credit card financing is used significantly less in the country than in most markets worldwide, but market innovations by Nubank and peers - such as the ability to select previous purchases and divide them into installments, Pix financing, and other innovations - led to an expansion of this mode of financing in 2023. The market's total purchase volume reached US$3.7 trillion according to ABECS, growing 12% in the year - a deceleration compared to 2020, partly impacted by the current credit cycle, and a slower pace of card issuance and a lower inflation rate that affected certain card-heavy spending categories. Prepaid and prepaid cards purchase volumes reached US$1.4 trillion in 2023, expanding 9% over 2022. In 2023, Nubank reached a market share of 14% in total card transaction volumes, according to ABECS.

We see Mexico as a market with a large opportunity to democratize access to this product, primarily through gains over cash transactions and other means. Only 11% of the adult Mexican population owns a credit card at a bank, according to INEGI, as of December 2021, the last available data. The market is currently dominated by incumbent banks, which held 70% of card receivables as of November, 2023. Nubank dedicated 2023 to maturing its credit underwriting models and has been generating synergies between card and account products to meet funding needs. In parallel, Nubank already reached 5% market share in credit card spend, according to Banco de Mexico.

Form 20-F | 2023	81

In Colombia, credit cards are similarly less represented among consumers, with 22.5% penetration in 2022, according to Superintendencia Financiera de Colombia. Also, this industry is highly concentrated among several traditional financial institutions: more than 70% of the product's outstanding balance and 75% of card purchase volume was held by the five largest institutions, according to Superintendencia Financiera de Colombia. In this context, Nubank expanded its customer base from close to 550,000 customers as of December, 2022 to more than 800,000 customers as of December, 2023. Also, with a license to operate as a financial institution in Colombia, granted by the financial system’s regulator, NuColombia intends to grow its share of customer deposits in 2024, seeking a local and therefore more sustainable funding source for its credit operation. Our main differentiators in the Colombian market include fee exemptions with a complete in-app digital experience, thus avoiding paperwork and related bureaucracy, and high quality 24/7 customer service.

B.                      Retail Credit for Individuals

Retail credit in Latin America is highly underpenetrated relative to developed economies, presenting a strong growth opportunity. According to the latest BIS Total Credit to Households database and September 2023 data, the average household debt-to-GDP ratio in the top Latin America economies stood at 26%, as compared to 71% of developed economies, 55% of the Euro Area, and 47% of emerging economies.

Household Credit (% of GDP)

Form 20-F | 2023	82

Retail Credit Portfolio by Product (US$ billion)¹
Credit Product	2022			2023			YoY Growth (% FX Neutral)
	Brazil	Mexico	Colombia	Brazil	Mexico	Colombia	Brazil	Mexico	Colombia
Mortgage	169	60	19	192	74	21	10.3%	8.4%	10.2%
Payroll	107	16	17	122	21	17	10.8%	14.1%	(0.1)%
Auto	48	8	5	54	11	5	7.8%	20.5%	(8.8)%
Personal Loan	46	10	18	52	13	16	9.0%	14.3%	2.9%
Credit Card	86	23	9	101	32	9	13.9%	23.4%	5.7%
Other	34	3	2	39	4	2	12.0%	12.4%	9.4%
Total	491	121	70	560	155	70	10.8%	13.4%	1.7%

Note 1: Exchange rates: BRL 5.16, MXN 20.18, and COP 4,256.19 are equivalent to USD 1.00 for 2022 data and BRL 4.99, MXN 17.79, and COP 4,325.96 to USD 1.00 for 2023 data, respectively for BCB, Banxico (November 2023 data, the latest available) and Banrep data. FX Neutral refers to the year-on-year variation in local currency as described in Presentation of Financial and Other Information.

Note 2: Includes installment financing and revolving balances.

According to Brazil’s Central Bank, the country’s retail credit book was US$560 billion as of December 31, 2023, excluding select earmarked lines (BNDES, microcredit, rural). This credit book’s composition is 34% mortgage loans, 22% payroll loans, 10% auto financing, 9% personal loans (including unsecured and secured lines, such as home equity, investment-backed loans, FGTS anniversary withdrawal loans) and 18% credit card receivables – only 25% of which was an interest earning portfolio, while the remainder was transaction balance. Compared to 2022, consumer credit decelerated in Brazil, following increases in the country’s policy rate (SELIC), which reached a peak of 13.75% in August, 2022, and more restrictive policies implemented by financial institutions due to increases in delinquencies among main consumer credit products, although recent industry data suggest these delinquencies may have peaked in the second quarter of 2023. The Central Bank of Brazil started to ease interest rates in August 2023, which is expected to support growth in credit activity throughout 2024.

Payroll Loans

Payroll loans are Brazil's second largest loan product in terms of credit portfolio (US$ 122 billion), and these target a wide range of customers, such as public and private company workers, retirees and pensioners. Payroll loans are usually lower risk credit lines with attractive prices and relatively long tenures, partly distributed by third-party intermediaries in exchange for commissions. In 2023 there was a greater emphasis on the regulatory agenda, under which the National Social Security Council (CNPS) established an interest rate cap on payroll loans distributed to retirees and pensioners (INSS payroll loans), defining the SELIC rate as its benchmark index. We launched payroll loans in April 2023 and believe our business model for payroll loans positions Nubank with competitive advantages that will enable us to keep scaling in this market: (i) lower interest rates compared to the market, due to cost efficiency, as we do not use intermediaries to distribute our product. According to the Central Bank of Brazil's interest rates statistics report released in December 2023, Nubank already had one of the lowest interest rates for payroll loans. Additionally, we believe Nubank offers a (ii) better customer experience: the journey to acquire the product is completely digital, enabling customers to complete the transaction without exposing their financial situation, and the considerably faster cash disbursement occurs in a matter of minutes, compared to days for most peers.

Form 20-F | 2023	83

Personal Loans

In Brazil, personal non-payroll loans include unsecured and secured lines of credit, including the products offered by Nubank described below:

Unsecured Personal Loans

Unsecured personal loans constitute the largest revenue pool of loans to individuals in Brazil, according to our estimates (US$31 billion, or 35% of total credit revenue). Originations accelerated after 2020, following sharp reductions in SELIC, and then decelerated as interest rates rose in 2022 and 2023 and as a result of the credit cycle. Nubank launched the product in February 2019 and reached a portfolio market share of close to 7% in December 2023, according to BCB data.

Our personal unsecured loans are easy to manage and are 100% digital for our credit card and digital account customers. Our customers are in control from the pre-loan simulation through loan management. Features and benefits include: 100% digital, real-time underwriting, money instantly deposited to the customer’s NuAccount; Transparent loan terms, supported by easy in-app simulation of different loan conditions; Simple loan management in the mobile app puts the customer in control of installments and principal payments; Self-service installment anticipation, with discounts, and renegotiation in the mobile app.

FGTS Anniversary Withdrawal Personal Loans

The Brazilian FGTS (Fundo de Garantia do Tempo de Serviço) is a mandatory savings fund in which employees and employers contribute a percentage of the employee's salary each month. Its main purpose is to provide financial security to workers, and the funds deposited into the FGTS are not directly accessible by the employee during their employment but can be withdrawn under specific circumstances, such as: purchasing a home; retirement; and difficult situations, which may occur with dismissal without just cause or in the event of a serious illnesses. The FGTS “anniversary withdrawal” was created in 2019 and provides the option of accessing a fraction of these resources every year. With that, a new secured personal loan product was launched using the FGTS anniversary withdrawal as collateral and enabling an attractive product in terms of price. Since the beginning in April 2020, this collateralized personal loan product was widely adopted, with more than 75 million operations being registered and more than US$8 billion in withdrawals by December 31, 2023, according to publicly available data published by FGTS. Nubank launched FGTS-backed loans in September 2023.

Form 20-F | 2023	84

Investment-backed Personal Loans

Investment-backed loans gained popularity as digital and incumbent institutions introduced it as a new personal loan product in the context of a low SELIC rate environment in the last years. Although there are no precise industry figures available on the product, we estimate that it expanded sharply from 2020 on and may have reached up to 10% of total personal non-payroll loans in Brazil. Nubank launched this product in June 2023.

Credit Card Financing and Revolving

Brazil's credit card interest earning portfolio totaled US$ 26 billion in December 2023, or 25.7% of outstanding credit card receivables, while the remaining 74.3% are defined as transaction balances, referring to upfront credit card purchases and Parcelado sem Juros, or “PSJ”, transactions, i.e. installment purchases that do not bear interest charges and that amount to almost half of purchase volumes, usually in up to 12 installments.

During 2023, discussions among credit card industry stakeholders were held regarding a cap on revolving interest rates required by the government due to the relatively high level of interest rates on the product, caused primarily by the large number of PSJs in the industry and the related effects on household debt levels and default rates. In December 2023, the CMN (Conselho Monetário Nacional) made the decision to limit revolving interest balances equivalent to a maximum of 100% of the customer's principal outstanding revolving loan from January 2024. Additionally, discussions regarding limits on the number of installments under PSJ purchases are ongoing and may result in further adjustments in 2024.

Credit underwriting

Incumbent banks in Latin America have traditionally focused on the most affluent segments of the population. Operating under a cost-to-serve higher than digital banks and relying on legacy underwriting models, incumbents have struggled to serve customers from the less affluent segments. We believe this represents a massive opportunity for us to continue driving significant financial inclusion in the region.

Additionally, we have made considerable progress in terms of products and features launched on our app to expand offerings to higher income segments as well, and we have a clear and well defined development pipeline for the years to come, seeking to address the needs of all customer segments in Latin America.

When observing the distribution of retail loan balances by income brackets relative to the number of households in each bracket in Brazil, we see that retail credit remains concentrated among high-income individuals which, per our internal estimates, concentrate close to 30% of the industry's revenue and represent less than 3% of the adult population.

Form 20-F | 2023	85

Brazil Retail Credit Portfolio by Income Segment
	<1x Minimum Wage	1–2x Minimum Wage	2–3x Minimum Wage	3–5x Minimum Wage	5–10x Minimum Wage	10–20x Minimum Wage	>20x Minimum Wage
Monthly Income (US$)	<264.5	264.5 – 529.1	529.1 – 793.6	793.6 – 1,322.7	1,322.7 – 2,645.3	2,645.3 – 5,290.6	>5,290.6
2023 Credit Balance (US$ billion)¹	44.7	93.9	62.2	93.7	111.8	81.7	157.9
Number of Households (millions)	21.7	29	7.2	7.2	3.6	2.9	0.7
Credit Balance per Household (US$ thousands)	2.1	3.2	8.6	13	31	28.2	225.6

Sources: BCB as of December 2023, and IBGE; Brazilian reais amounts have been translated into U.S. dollars at the average selling rate of R$4.99 to US$1.00; analysis considers the period’s average references.

1 Credit Balance includes Credit Card, Personal Loans, Payroll Loans, Vehicle Financing and Home Mortgage

We use an internally developed credit engine, called NuX, leveraging proprietary and alternative data sources to effectively underwrite and monitor our credit products. Our NuX Credit Engine, supported by a dedicated team, is self-learning and benefits from increasing scale as we test, monitor and enhance our credit algorithms. We acquire, store and analyze an enormous amount of data that we use for our decision-making processes, to reduce risk and to improve customer experience.

We typically collect more than 30,000 data points per monthly active customer, which we use to better understand their behavior, risks and financial needs, enabling us to develop curated credit strategies to offer customers the best product for their specific financial situation.

By using our unique data and advanced NuXCredit Engine, we believe we underwrite customers and manage credit risk more effectively than incumbent banks. Our 90-day consumer finance delinquency rate, or NPL ratio, as of December 2023, was 6.1%, approximately 15% lower than the Brazilian industry average when adjusted by product and income distribution, according to the Central Bank of Brazil and our own estimates. We believe our NPL ratios have been consistently lower than the industry across almost all income segments, and this out performance increases as we move to lower income brackets.

In our businesses in Mexico and in Colombia, we expect, based on internal estimates, that delinquency levels could be higher than in Brazil due to a higher share of the interest earning portfolio relative to the total outstanding credit card portfolio, along with each market’s particularities, and may be influenced by overall credit penetration.

Form 20-F | 2023	86

In Mexico, our non-performing loans share of our loan book are similar to the levels seen in Sociedades Financieras Populares (SOFIPOs), including Fintech players whose levels are structurally higher than reported by incumbents, according to CNBV data and our internal analysis. We believe that very low credit card adoption levels and an elevated unbanked population in the country are partly responsible for this relevant difference, and we expect the gap to decrease as financial inclusion rises.

In Colombia, a country in which financial inclusion is comparatively higher than Mexico’s and based on information related to a limited number of digital subsidiaries of incumbent players that were established to mainly serve less affluent segments, our overall credit risk levels are close to the market’s average for such comparable players.

C.                       Credit to SMEs

According to the Central Bank of Brazil, the country’s credit portfolios related to SME’s and MEI’s (individual microentrepreneur) were US$ 205.1 billion as of December 31, 2023, growing 11% on a year-on-year FX-neutral basis. It is a market that has been gaining attention in recent years, given that it does not receive the same attention as the Corporate sector and historically does not have the same level of service customization as the retail sector. Nubank has been carefully developing solutions especially for MEIs, Micro and Small companies as this market evolves.

MSME Credit Portfolio by Product (US$ billion)
Company Size	2022	2023	YoY Growth (% FXN)
MEI	7.5	9.7	25.1%
Micro or "Microempresa (ME)"	25.4	16.7	(36.4)%
Small or “Empresa de Pequeno Porte (EPP)”	62.7	69.9	7.8%
Medium or “Empresa de Médio Porte”	105.5	114.8	5.2%
Total MSME and MEI	201.0	211.1	1.6%

Source: BCB as of December 2023. Brazilian reais amounts have been translated into U.S. dollars at the average selling rate of R$5.16 to US$1.00 for 2022 and R$4.99 to US$1.00 in 2023.

According to SEBRAE, there were 17.6 million SMEs in Brazil, defined as companies with less than US$60,120 in annual revenue, as of 2023. Within this total, micro enterprises accounted for 11.6 million businesses, in which the single entrepreneur does not have more than one employee and annual revenue does not exceed US$16,230.

The activities of MEIs are broadly diversified, but for the most part these micro entrepreneurs are active in retail commerce (i.e., apparel, food and other products) and retail services (i.e., repair services and others) and therefore look for banking services that are simple, transparent and fairly priced for the day-to-day needs of their businesses.

Form 20-F | 2023	87

Our business account is designed specifically for customers who run businesses. We provide a business checking account and business prepaid card, offer unlimited wire transfers and allow customers to issue boletos to receive payments from customers, all free of charge. As of December 2023, our PJ account in Brazil had 3.6 million SME customers, an increase of 47% compared to December 2022. As per our internal analysis, we are one of the five largest MSE (Micro and Small Enterprises) players in Brazil in terms of number of clients, reaching about 18% of all CNPJs registered in Brazil, according to BCB.

D.                      Customer Assets

Account

As of December 2023, the number of individuals with accounts in Brazil reached 194 million, an increase of 3.1% compared to 188 million as of December 2022. More than 36.3% of those individuals had an active account with us as of December 2023, compared to 30.1% as of December 2022. This increase shows the strong presence of the NuAccount (and also our brand) in Brazil.

We estimate that, as of December 2023, Brazil had US$367 billion of deposits from individuals, considering demand, time and savings deposits, a 7.8% FX-neutral increase compared to US$339 billion as of December 2022. Due to the high SELIC rate level, time deposits recorded 22.7% growth, while demand deposits grew 6.6% and savings shrunk 2.1%, compared to December 2022, according to the Brazilian Association of Financial and Capital Markets Entities, or “ANBIMA,” and the Central Bank of Brazil.

With Cuenta Nu in Mexico, which achieved 1 million customers in one month since officially launching the product in May 2023. Nubank seeks to be part of the process of facilitating the population's access to the financial system in order to increase formal savings levels in Mexico, which, based on ENIF data from 2021, was available to only 49% of the adult population in a country, the second largest market in Latin America. Likewise, in 2023 the Mexican accounts market saw fintech players introducing new transactions and savings products in terms of no-fee services, yields and other features, something not previously seen in the traditional accounts offering.

In Colombia, the savings account is most penetrated within deposit products, with almost 80% of the adult population having access to one, according to the SFC's Financial Inclusion Report as of 2022. In 2023, new players disrupted the market with higher yields for savings account deposits, whereas traditional banks' yields remained relatively unchanged. In this context, NuColombia's objective is to gain share in savings account deposits with a value proposition consisting of higher yields and lower fees, as means to both expand NuColombia's customer base and also fund its credit operation with local sources of funding.

Investments

Brazil had more than 65.3 million active securities accounts in December 2023, up 22.9% from 53.1 million in December 2022, and 78.7 million savings accounts in the same period, down 0.7% year-on-year, both account totals according to ANBIMA. Brazilian retail investor assets, which include customer deposits, funds, equities, fixed income and pension funds, reached US$976.4 billion as of December 2023 (does not consider private investors), an 11.3% FX neutral increase compared to the US$852.9 billion as of December 2022, according to the BCB, ANBIMA and Previc (National Superintendence of Complementary Pensions). Of this total, 21.4% was pension funds, 18.9% savings accounts, 32.0% fixed income, 16.9% investment funds and 4.8% equities. Considering data from the sources previously mentioned, the 11.3% FX-neutral growth in total assets was mostly due to fixed income assets, which attracted investment because of still elevated SELIC interest rate levels. Despite restrictive monetary policy, retail investments in non-fixed income investments also posted nominal FX-neutral 11.5% growth over 2022 (equities grew 21.7% and funds grew 7.4%, both FX neutral). We expect a shift in investment allocation toward riskier asset classes in the coming quarters to materialize, assuming the SELIC rate will continue its downward trajectory that began in August 2023 when the Central Bank of Brazil began easing its interest rate policy.

Form 20-F | 2023	88

With regard to individual deposits and retail investor assets in Brazil, our estimated market share was 3.0% in December 2023, compared to 2.6% market share in December 2022.

E.                       Insurance Brokerage

In our view, the retail insurance brokerage segment in Latin America has also been largely dominated by incumbent banks, who in many cases also own the underwriting business and consequently favor their own products. We believe this segment is also prone for disruption and is likely to experience strong growth.

The Brazilian insurance industry had gross written premiums, or “GWP”, of US$60 billion in 2023, according to CNSEG data, and US$22 billion with regard to our initial core target products of life insurance, auto and other property & casualty products. Despite its size, Brazil remains fairly underpenetrated when compared to other developing and developed economies, both in the life and property & casualty segments. Nu is initially focused on areas of the market characterized by policies sold directly to individuals, segments that represent from 60% to 70% of the GWP of its total potential, based on CNSEG data as of December 31, 2023.

In our opinion, distribution of life insurance products to individuals in Brazil remains concentrated on the bancassurance channel, while distribution of P&C insurance products to individuals in Brazil remains concentrated on the broker channel.

We believe complexity, lack of transparency and expensive premiums that result from poor underwriting still prevent Latin Americans from purchasing more insurance products. Our first insurance product, NuLife, launched in August 2020 (in partnership with Chubb as underwriter), showcases the untapped demand for insurance products. NuLife offers flexible, fully customizable life insurance policies that can be contracted in five simple steps through our app. We launched mobile insurance in 2022, and auto and "Vidas Juntas" insurance – life insurance for non-consanguineum and non-marital relationships – products in 2023. Our most recent products also are characterized by fully customizable quotes and easy processes via Nu’s app. There were more than one million active policies, including all modalities, as of December 31, 2023, an annual growth rate of 40%. Over time we plan to broaden our insurance offering to include other life and property & casualty products.

Form 20-F | 2023	89

F.                       E-Commerce Marketplaces

Brazilian e-commerce had a gross merchandise volume, or "GMV", of US$37 billion in 2023, according to the Brazilian Association of E-Commerce (ABCOMM).

In 2023, we continued to grow our Marketplace, increasing the unique number of customers making purchases by 46%, growing e-commerce GMV more than 3x, and expanding our merchant base to more than 238 sellers including Amazon and Magalu. We also signed deals that will drive growth and expand our vertical selection in 2024, such as a partnership with Hopper to expand into online travel. We made significant advances in the experience by expanding cashback to the vast majority of our offers, creating a more consistent experience for our customers, adding full search capabilities across all of our offers, and launching our first in-app shopping experiences. These in-app experiences allow our customer to complete the entire purchase journey without having to leave the app or enter payment information. We also implemented a new integration model (Mini Apps) which allows partners to develop experiences within our app while giving users a seamless checkout experience. Looking ahead we will continue to invest in a superior user experience with personalized content, revamped rewards, as well as the launch of our new travel vertical using our Mini App technology.

Revenue by Geography

For the years ended December 31, 2023 and December 31, 2022, the majority of our revenue was derived from Brazil, totaling US$5,728.7 million in 2023 (US$3,121.1 million in the year ended December 31, 2022), compared to US$354.9 million and US$75.4 million in 2023 (US$201.2 million and US$20.4 million in the year ended December 31, 2022) in Mexico and Colombia, respectively.

Customer Demographics

We believe our platform both supports customers across the age spectrum and particularly appeals to a younger population. We believe we serve a larger proportion of younger consumers than digital banks and incumbent banks. Our young and growing customer base provides us with significant opportunities for growth. As of 2022, our customer base in Brazil had a significantly higher exposure to younger populations in comparison to the system’s total and, consequently, our credit exposure was similarly different, according to BCB data from March 2023, the latest data available.

Form 20-F | 2023	90

Breakdown of the Brazilian Customer Base by Age (%)

Our Competitive Landscape

We believe we are changing the consumption patterns for financial products and services and growing the market, but will continue to face competition from other firms, including large legacy financial institutions, large technology companies, and new, smaller financial technology entrants.

We believe the key competitive factors in our market include:

●	our culture of customer-centricity;
●	product features, quality and functionality;
●	operating efficiency;
●	engineering, data science and product talent;
●	brand recognition;
●	security and trust;
●	product and technology platform; and
●	regulatory licenses.

We believe our ability to innovate quickly further differentiates our platform from our competition. We believe we compete favorably across all key competitive factors and that we have developed a business model that is difficult to replicate.

Form 20-F | 2023	91

Our Road Ahead

As we plan for the long run, Nu sees an opportunity of becoming a platform that enables the optimization of money on behalf of its users – a new category named Money Platform.

The Money Platform is a technology platform that has the optimization of money on behalf of its users at its core. The Money Platform’s mission is to help consumers and small businesses fully optimize the creation and use of their wealth across every single financial decision, from investing, to lending, to day-to-day spending.

Our strategy to get there is to continue building a comprehensive digital banking platform that provides the best financial products fully digital across the Five Financial Seasons: spending, saving, investing, protecting and borrowing. In parallel, we use the brand, scale, data, profits and talent we have to go beyond financial services and enable our customers to purchase products and services from our marketplace partners.

Form 20-F | 2023	92

Recent Developments

Level III BDR Program discontinuation

On June 28, 2023 the Securities and Exchange Commission of Brazil, or "CVM", Collegiate approved the plan for the discontinuance of our Level III BDR Program and the cancellation of our registration with the CVM as a foreign public issuer of category "A" securities. The definition period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the sale procedures, ended on August 21, 2023. On September 22, 2023 we submitted a request to CVM to cancel the registration of the Level III BDRs Program and, consequently, to cancel our registry as a foreign issuer at the CVM. On October 31, the cancellation was approved by CVM.

International Finance Corporation, or “IFC”, facility

On December 23, 2022, Nu Colombia SA signed an agreement of a 3-year facility of up to US$ 150.0 million with IFC (International Finance Corporation), guaranteed by Nu Holdings. The funds aim to support the growth of our operations and expand access to financial services in Colombia. The disbursements of the loan started in January 2023. The syndication of the B tranche was finalized in August 2023 and a material oversubscription led the A/B Loan to reach a total amount of $265.1 million, which was fully disbursed by September 2023. For more details about the A/B loans, please refer to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources — Borrowings and financing".

Alternative Standardized Approach, or "ASA", Methodology

In December 2023, the Central Bank of Brazil granted Nu Pagamentos approval for the implementation of the Alternative Standardized Approach, or "ASA", methodology. Effective as of December 29, 2023 the ASA methodology will supersede the Basic Indicator Approach, or "BIA", methodology in calculating the portion of risk-weighted assets associated with determining the operational risk capital requirement for the prudential conglomerate of Nu Pagamentos in Brazil. We expect this transition to yield a reduction in operational risk capital requirements for Nu Brazil.

Distribution of our own token

In February 2023, we started offering Nucoin, our own utility token used in our loyalty network, or “Nucoin Network”, by our eligible customers (initially clients above 18 years of age who have a NuAccount opened in Brazil and who are not US Persons). Staying true to Nubank’s user-centric philosophy, Nucoin’s ecosystem is centered around customers by giving them the power to decide how to handle the tokens they earn. Customers have the option to freeze their Nucoins to level up in the program to potentially unlock additional benefits (such as coinback rewards) or to sell Nucoins for cash to the liquidity pool.

Form 20-F | 2023	93

Regulatory Overview

Brazil

Our Regulatory Position

Five of our subsidiaries in Brazil, Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos,” Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, or “Nu Financeira,” NuPay for Business Instituição de Pagamento Ltda, or “NuPay”, Nu Distribuidora de Títulos e Valores Mobiliários Ltda., or “Nu DTVM,” and Nu Invest Corretora de Valores S.A., or “NuInvest,” perform activities that are subject to regulation in Brazil enacted by the Central Bank of Brazil, by CMN and/or by CVM, as applicable and have obtained authorizations from the Central Bank of Brazil to operate, as follows:

●	Nu Pagamentos is authorized by the Central Bank of Brazil to operate as a payment institution in the capacities of (1) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago), (2) issuer of electronic currency (emissor de moeda eletrônica), (3) acquirer (credenciador) and (4) payment initiation service provider (iniciador de transação de pagamento);
●	Nu Financeira is authorized by the Central Bank of Brazil to operate as a credit, financing and investment entity (sociedade de crédito, financiamento e investimento), carrying out active, passive and ancillary transactions inherent to credit, financing and investment portfolios;
●	NuPay is authorized by the Central Bank of Brazil to operate as a payment institution in the capacities of (1) issuer of electronic currency (emissor de moeda eletrônica) and (2) acquirer (credenciador);
●	Nu DTVM is authorized (1) by the Central Bank of Brazil to operate as a securities distributor (distribuidora de títulos e valores mobiliários, or “DTVM”), performing the activities provided in CMN Resolution No. 5.008, of March 24, 2022, as amended, or “Resolution No. 5.008/22” and (2) by the CVM to provide investments funds bookkeeping services;
●	NuInvest is also authorized (1) by the Central Bank of Brazil to operate as a securities broker (corretora de títulos e valores mobiliários, or “CTVM”), performing the activities provided in CMN Resolution No. 5.008/22 and (2) by CVM to (i) provide investments funds bookkeeping services (ii) provide securities custody services and (iii) coordinate securities offerings. In addition, one of our subsidiaries, Nu Asset Management Ltda., or “Nu Asset Management,” is subject to regulation in Brazil enacted by the CVM and is authorized to provide securities portfolio management services.

One of our subsidiaries, Nu Corretora de Seguros Ltda., or “Nu Insurance Broker,” performs activities that are subject to regulation enacted by SUSEP. As required by the applicable regulation, it has obtained authorization to operate from SUSEP as an insurance brokerage firm.

Form 20-F | 2023	94

None of our Brazilian subsidiaries is licensed to operate as a bank.

Regulatory Environment in Brazil

Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to payment institutions (in case of Nu Pagamentos), financial institutions (in the case of Nu Financeira), securities and brokers (in the case of Nu DTVM and NuInvest), securities portfolio manager (in the case of Nu Asset Management) and insurance brokers (in the case Nu Insurance Broker).

We offer various payment, financial and capital markets services; in particular, we conduct activities related to payments, digital accounts, brokerage services, portfolio management and insurance.

Legislation Applicable to the Brazilian Payment System

General

The activities carried out by Nu Pagamentos in Brazil are subject to Brazilian laws and regulations applicable to payment institutions, particularly Law No. 12,865 of October 9, 2013, or the “Payments Law,” which, in short, regulates payment institutions and payment schemes that are part of the Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or the “SPB”).

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

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories:

●	Issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts, enable the execution of payment transactions using electronic currency held in such prepaid payment accounts, and convert the funds held therein into physical or book-entry currency or vice versa.
●	Issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts that enable end-users to make payments on a post-paid basis.
●	Acquirers: these payment institutions do not manage payment accounts, but (i) enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in the same payment scheme; and (ii) participate in the settlement process of payment transactions as creditor of the issuer of the payment instrument.
●	Payment initiation service providers (PISP): these payment institutions render initial payment services whereby they do not (1) manage the payment or checking account from which the payment is executed; nor (2) hold the transferred funds during the rendering of their services.

Form 20-F | 2023	95

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

As of July 1, 2023, payment institutions will be able to operate in the foreign exchange market, provided that certain rules are observed, such as the restriction to only operate with electronic currency and operational thresholds pursuant to the Central Bank of Brazil Resolution No. 2,77/22, and subject to prior authorization.

Form 20-F | 2023	96

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

Form 20-F | 2023	97

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

The incorporation and operation of financial institutions and other regulated entities that intend to operate in the Brazilian financial and/or capital markets are subject to prior licensing, regulation and oversight from the Central Bank of Brazil. Other corporate events may also require prior authorization from such authorities, for example capital increases, appointment of officers, changes in corporate control, among others, as the case may be. Financial institutions in Brazil can operate under various forms—such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, real estate credit companies, mortgage companies, among others—all of which are regulated by different rules issued by the CMN, the Central Bank of Brazil, and, if such financial institutions participate in capital markets activities, the CVM. In addition, like financial institutions, stock exchanges are also subject to CMN, the Central Bank of Brazil, and the CVM approval and regulation as well in accordance with Law No. 4,728/65.

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

Form 20-F | 2023	98

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

An SCFI is not allowed to offer deposit accounts. However, such institutions can raise funds through bank deposit certificates, known as CDB (Certificado de Depósito Bancário) or deposits without issuance of certificates, known as RDB (Recibo de Depósito Bancário), among other assets. Both CDB and RDB are fixed income securities and subject to the ordinary guarantee from the FGC (Fundo Garantidor de Crédito, the Brazilian credit guarantee fund). The main difference lies in the fact that the RDB is non-transferable and non-tradable. Many credit, financing and investment institutions operate as the financial branch of non-banking economic groups. In our case, Nu Financeira provides financing to our credit card, personal loans to our customers and issues instruments such as RDB, in order to provide funding to our operation.

Securities Brokerage and Distribution Firms

Securities trading in stock exchange markets shall be carried out exclusively by DTVMs, CTVMs (such as Nu DTVM and NuInvest) and certain other authorized institutions. Securities distributors (distribuidoras de títulos e valores mobiliários) and securities brokers (corretoras de títulos e valores mobiliários) are regulated by Resolution No. 5,008/22. With Central Bank of Brazil and CVM’s joint decision No. 17, of March 2, 2009, which authorized distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was eliminated, and such institutions are today allowed to perform practically the same operations.

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

Form 20-F | 2023	99

Third-Party Asset Management

Nu Asset Management is an asset manager accredited to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or “CVM Resolution No. 21”. Verios Asset Management and Easynvest Asset Management are no longer subject to the oversight of CVM since those companies were deregistered from CVM in November 2021 and September 2022 respectively.

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

Form 20-F | 2023	100

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

Insurance Brokerage Firms

Insurance brokerage firms, such as Nu Corretora de Seguros Ltda. (formerly known as Easy CS) must obtain SUSEP registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or “Law No. 4,594/64,” and Decree-Law No. 73/66 (as well as regulation issued by the CNSP and SUSEP). The insurance broker, whether an individual or legal entity, is the intermediary legally authorized to solicit and promote insurance contracts accepted by the current legislation, between the insurance companies and individuals or public or private legal entities. Only duly qualified insurance brokers pursuant to Law No. 4,594/64 and applicable SUSEP and CNSP regulation that have executed an insurance tender shall be paid the brokerage fees related to each insurance line, based on the respective tariffs, including in case of adjustment to the issued premium.

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

Crypto Exchange activities

In December 2022, the Brazilian National Congress approved Bill of Law No. 4,401/2021, which was sanctioned by the President as Law No. 14,478/2022 and establishes a legal framework for crypto services in Brazil. Moreover, the law sets guidelines for the provision of virtual asset services and for regulation of virtual asset service providers, or “VASPs,” which include, among others, free competition, protection of personal data, protection of popular savings, consumer protection, and anti-money laundering actions.

Form 20-F | 2023	101

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

In connection with Law No. 14,478/2022, Decree No. 11,563 was published on June 14, 2023, regulating the virtual assets market law and designating the Central Bank of Brazil as the authority in charge of regulating and overseeing this market within the scope of the said law, with authority to (i) regulate the provision of virtual asset services, (ii) regulate, authorize and oversee the VASPs, and (iii) deliberate on the other matters prescribed by said law, excluding the matters relating to the National Register of Politically Exposed Persons, or “CNPEP,” introduced by Law No. 14,478/2022. The decree stresses that the powers and authority of the CVM, tasked with regulating the issuance and offering of those virtual assets classified as securities under Law No. 6,385 of 1976, remain unchanged.

The decree came into effect on June 20, 2023, such also being the effective date of Law No. 14,478/2022, and will enable the Central Bank of Brazil to move forward with regulation of VASPs, which shall set a period of at least six months for VASPs to adapt to the new rules. In this respect, the Central Bank of Brazil issued the first Hearing No. 97/2023 on December 14, 2023, in order to obtain contributions and information from the market for the preparation of the relevant regulations.

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

We present below a summary of the main duties and powers of each regulatory agent, ANBIMA and BSM.

CMN

CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules.

Form 20-F | 2023	102

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

Form 20-F | 2023	103

Other important responsibilities of the Central Bank of Brazil are as follows:

●	controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
●	managing the daily flow of foreign capital and derivatives;
●	establishing administrative rules and regulation for the registration of foreign investments;
●	monitoring remittances of foreign currency;
●	controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Central Bank of Brazil may limit remittances of profits and prohibit remittances of capital for a limited period);
●	receiving compulsory collections and voluntary deposits in cash from financial institutions;
●	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
●	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and
●	acting as depositary of gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

●	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;

Form 20-F | 2023	104

●	setting rules governing the operation of the securities market;
●	defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;
●	controlling and supervising the Brazilian securities market through, among others:
●	the approval, suspension and delisting of publicly held companies;
●	the authorization of brokerage firms to operate in the securities market and public offering of securities;
●	the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;
●	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;
●	the imposition of penalties; and
●	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein to market participants.

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

Payments Law gave the Central Bank of Brazil, in accordance with the guidelines set out by the CMN, and the CMN authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, authorization to operate, approval of appointed managers (directors and officers), risk management structures, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Payments Law, the CMN and the Central Bank of Brazil created a regulatory framework regulating the operation of payment schemes and payment institutions, which are still evolving.

Form 20-F | 2023	105

In this regard, the main responsibilities of the Central Bank of Brazil in relation to the Brazilian payment system are the following:

●	regulate the setup, operation and monitoring of payment institutions and payment schemes;
●	authorize the setup of payment schemes;
●	authorize the setup, operation, transfer of control, merger, spin-off and consolidation of payment institutions;
●	set up the conditions and authorize the appointment of managers in payment institutions (directors and managers);
●	supervise the payment institutions and payments schemes and apply sanctions when due;
●	adopt preventive measures with a view to ensuring the soundness, efficiency and ongoing operation of payment schemes and of payment institutions;
●	adopt measures aimed at greater competition, financial inclusion and transparency in the provision of payment services; and
●	regulate the collection of fees, commissions or other consideration for payment services, including those charged among members of the same payment arrangement.

Pension and Insurance

SUSEP and CNSP

In Brazil, the regulation of insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage is carried out by CNSP and SUSEP.

SUSEP is an independent agency in charge of implementing and conducting the policies established by CNSP and the supervision of insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage. SUSEP neither regulates nor supervises (1) the supplementary pension entities that are regulated by the SPC; and (2) the operators of private healthcare assistance plans, which are regulated by ANS. With the enactment of Supplementary Law No. 126 on January 15, 2007, the CNSP and SUSEP are also responsible for the regulation of the Brazilian reinsurance market.

CNSP is made up of one representative of each one of the following bodies: Ministry of Social Security, the Central Bank of Brazil, Ministry of Economy, Ministry of Justice, the CVM and the superintendent of SUSEP – Private Insurance Authority.

Form 20-F | 2023	106

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) reinsurance companies; and (5) duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include: establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations, and inspection of insurers, reinsurers, supplementary open pension funds, and capitalization companies, as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules, as well as legal, technical, and investment limits for the operations of insurers, reinsurers, supplementary open pension funds, and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

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

Form 20-F | 2023	107

Working in close collaboration with CVM and the Central Bank of Brazil, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

●	conducting market surveillance – BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;
●	auditing – BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;
●	imposing punitive processes and other enforcement actions – when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into Terms of Commitment (termo de compromisso) with the accused;
●	providing compensation for loss – BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism, or “MRP”, which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and
●	facilitating market development – BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

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

Form 20-F | 2023	108

In accordance with the Basel Committee principles, other relevant prudential rules applicable to financial institutions are CMN Resolution No. 4,955 and CMN Resolution No. 4,958, both of October 21, 2021, or “CMN Resolution No. 4,955/21” and “CMN Resolution No. 4,958/21”, which consolidated the methodology for determining the reference equity, as well as minimum requirements for Tier I Capital and Core Capital and the ACP (as defined below).

According to CMN Resolution Nos. 4,955/21 and 4,958/21, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or “RWAs”. For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

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

Beyond the minimum requirement, the Central Bank of Brazil rules call for Additional Common Equity Tier I Capital, or “ACP,” corresponding to the sum of the components ACP Conservation, ACP Countercyclical and ACP Systemic, which, jointly with the aforementioned requirements, increase capital requirements over time. The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution 4,193.

On October 21, 2021, the CMN issued CMN Resolution No. 4,958, or “CMN Resolution No. 4,958/21,” which entered into force on January 3, 2022 and revoked Resolution No. 4,193/13 and other complementary regulations and consolidated the rules that provide for the minimum requirements of reference equity, tier I and principal capital and on the ACP.

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

Form 20-F | 2023	109

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Capital Requirements for Operational Risks

On November 28, 2023, the Central Bank of Brazil released Resolution No. 356, which replaced the three calculation methodologies for the calculation of the Risk Weighted Asset, or "RWA", component for operational risk, or “RWAOpad,” which was in use (BIA, or Basic Indicator Approach, ASA, or Alternative Standardized Approach, and ASA2, or Simplified Alternative Standardized Approach), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required. Res. 356 will come into effect by January 2025 and will be implemented gradually until 2028, and is the result of Public Consultation No. 94, or “ECP 94,” and incorporates international Basel III rules of capital requirements for operational risks according to the standardized approach, or "SA". Currently, Nu Pagamentos’s prudential conglomerate uses ASA methodology for the RWAopad calculation, as approved by the Central Bank of Brazil on December 29, 2023.

The aforementioned prudential conglomerate is led by Nu Pagamentos and is composed of Nu Financeira, Nu DTVM, NuInvest, NuPay and Nu Asset Management.

Other Regulatory Changes

Regarding internal models for credit risk, or “IRB,” the Central Bank of Brazil issued Resolution No. 303 on March 16, 2023, which came into effect in July 2023. The new framework for IRB approaches aims to reduce their complexity, limit their scope and increase the comparability between institutions that adopt such framework. Among the changes established are the introduction of minimum standards for some parameters, reduction of the set of portfolios eligible for approaches and flexibility in the application process for the use of IRB approaches, which allows partial permanent adoption by specific portfolios.

On April 26, 2023, the Central Bank of Brazil issued Resolution No. 313, which will come into effect on July 1, 2024 and addresses the second phase of BCBS’ market risk framework (Fundamental Review of the Trading Book or “FRTB”), establishing the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading portfolio, or “RWADRC”. The changes provided by the rule include the separation of the calculation of capital requirement of exposures subject to credit risk classified in the trading book from those classified in the banking book, enabling the elimination of exposure protected by credit derivatives and encouraging institutions to include this hedging mechanism in their portfolios, in order to lower effective exposure to risk.

Form 20-F | 2023	110

Furthermore, on November 28, 2023, the Central Bank of Brazil issued Res. No. 352, which establishes accounting procedures and criteria applicable to financial instruments, hedge accounting, the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and establish parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk, among other matters.

In the same regard, CVM also set forth requirements on the preparation and disclosure of financial information, in Resolution No. 193, as of October 20, 2020. Res. CVM 193 came into effect on November 1, 2023 and establishes that publicly listed companies in Brazil, investment funds and securitization companies must prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026.

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

Moreover, according to Central Bank of Brazil Resolutions No. 197, 198, 199, 200, 201 and 202, all of March 11, 2022, a new set of rules was introduced to harmonize the prudential treatment applicable to payment services. The new prudential requirements are expected to be enforceable according to an implementation calendar, with full implementation scheduled for January 2025. Prudential conglomerates integrated by at least one institution that performs a payment service are now classified into one of the following types:

●	Type 1: prudential conglomerate led by a financial institution.
●	Type 2: prudential conglomerate led by a payment institution and not integrated by a financial institution or any other institution authorized to operate by the Central Bank of Brazil subject to the Banking Law or Law No. 10,194/01.
●	Type 3: prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank of Brazil subject to the Banking Law or Law No. 10,194/01.

Form 20-F | 2023	111

According to the Central Bank of Brazil, the concept of regulatory capital applicable to payment institutions was modified in order to ensure a greater capacity to absorb unexpected losses. This treatment will consist of deducting from the regulatory capital calculation the assets of the institution that, in situations of financial stress, have little or no value for maintaining the operation of the institution, in addition to considering debt instruments eligible to compose the Tier I and Tier II Reference Equity.

Furthermore, these rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (which is the case for the conglomerate led by Nu Pagamentos), recognizing the peculiarities of payment services and their different legal status, and give specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets , or “RWASP,” was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, encompassing the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation.

With regard to prudential segmentation, this currently applies to Type 3 conglomerates such as ours. Based on their size and complexity, Type 3 conglomerates are classified between S2 and S5 and must comply with the prudential rules of the respective segment. As of the date of this annual report on Form 20-F, the conglomerate headed by Nu Pagamentos is included in the S3 segment. Nu Pagamentos may be classified as S2 in the first semester of 2024 but it has not yet been formalized. If that is the case, the S2 requirements are expected to be effectively apply to the Nu Pagamentos as of January 1, 2025. Internal teams are already working on all implementations needed, which involve preparation of new regulatory reports, new policies and procedures to be in place as well as new governance mechanisms.

Type 2 conglomerates, as they present less complexity and risk, are subject to simplified payments, simplified credit and simplified market components of their risk weighted assets, for the purposes of calculating regulatory capital. Type 1 conglomerates, on the other hand, will also have the RWASP component, with the exception of S1 institutions – in any case, these conglomerates are subject to specific rules to be changed by the CMN.

On May 12, 2022, the Central Bank of Brazil issued Resolution No. 229, which entered into effect on July 1, 2023, which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or RWACPAD. It also replaced Circular No. 3,644, of March 4, 2013. The new prudential framework is more sensitive to credit risk, as Resolution No. 229 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the BCBS and integrate the framework known as “Basel III” into the Brazilian banking and finance regulations.

Form 20-F | 2023	112

As mentioned, with the edition of the new prudential rules we became a Type 3 conglomerate. In this context, the conglomerate led by Nu Pagamentos is currently subject to a minimum regulatory capital of US$1.4 billion (R$6.9 billion) as of December 31, 2023.

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

On December 21, 2023, the Central Bank of Brazil issued Resolution No. 365, which amended Resolution 96 and established requirements that should be added in the credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (i.e. highlighted area, payment alternatives and complementary information). This Resolution will enter into force on July 1, 2024.

Interchange Fees

Interchange fees consist of the compensation received by a payment instrument in connection with a processed payment transaction. They are set by the payment scheme settler and vary according to some criteria, including type of payment instrument and classification of the merchant (MCC).

Since October 1, 2018 and until April 1, 2023, in the case of domestic purchase transactions carried out with prepaid cards (i.e., those issued under payment schemes of deposit accounts), the interchange fee was limited by Central Bank of Brazil Circular No. 3.887/2018, which sets forth the maximum limits of (i) 0.5% for the average interchange fee, weighted by the value of the transactions; and (ii) 0.8% as the maximum amount to be applied in any transaction. Corporate cards and non-present transactions were excluded from the scope of the rule.

Form 20-F | 2023	113

On September 26, 2022 the Central Bank of Brazil issued Resolution No. 246, effective as of April 1, 2023, which establishes limits to the interchange fee and settlement period for prepaid cards (i.e., those issued under payment schemes of prepaid payment accounts, such as the prepaid cards issued by Nu Pagamentos), after receiving comments from the market as a result of Public Consultation No. 89, launched on October 8, 2021.

Resolution No. 246, among other matters, imposes a maximum limit for the interchange fee levied on (a) all prepaid card transactions in Brazil to 0.7%; and (b) all prepaid card transactions to 0.5% which will impact our revenues from fee and commission income. Previously, prepaid card issuers were not subject to any interchange fees.

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

According to a statement released by CMN, CMN Resolution No. 2,554/98 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of this international document. In this context, with the enactment of CMN Resolution No. 4,968/21, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control – Integrated Framework, in 2013.

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

Form 20-F | 2023	114

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

On January 31, 2024, the Central Bank of Brazil released Public Consultations No. 98/2024 and 99/2024 with regulatory proposals for the recovery and resolution planning process of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The public consultations also aim to regulate the debate on the content, preparation and submission to the Central Bank of the Recovery and Organized Exit Plan (PRSO).

The proposals aim to promote greater adherence by Brazil to the best international practices regarding the resolution of financial institutions and to introduce a significant improvement in the way financial institutions prepare to face possible crisis situations, putting into practice more refined recovery and resolution planning. If approved, the proposals will require institutions to present consistent and testable strategies for re-establishing their viability in the events of recovery and irreversible viability. In the event of resolution, the orderly discontinuation of these institutions is intended to ensure the stability of the National Financial System (SFN), the Brazilian Payment System (SPB) and the real economy.

The proposed regulation is expected to apply to institutions in Segment S1, which, according to prudential regulations, is made up of banks with a size equal to or greater than 10% of the Gross Domestic Product (GDP) or relevant international activity, and shall be applicable to all entities that are part of the prudential conglomerate and entities belonging to an economic group that perform core business lines, essential services, critical functions or critical services, and may be also extended to institutions authorized to operate by the Central Bank of Brazil that perform critical functions, as assessed by the Central Bank of Brazil.

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

Form 20-F | 2023	115

●	due to mismanagement, the institution has suffered losses leaving creditors at risk;
●	the institution has consistently violated Brazilian banking laws or regulations; and
●	such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws so authorize – with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by a false or malicious indication.

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

Form 20-F | 2023	116

Temporary Special Administration Regime, or "RAET"

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

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of the Brazilian Federal Law No. 11,101/05, in the event of extrajudicial liquidation or bankruptcy of a financial or payment institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro-rata basis in the following order:

●	labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;
●	secured claims up to the encumbered asset value;
●	tax claims, regardless of their nature and commencement of time, except tax penalties;
●	claims with special privileges;
●	claims with general privileges;
●	unsecured claims;
●	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and
●	subordinated claims.

Form 20-F | 2023	117

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

Pursuant to the Anti-Money Laundering Law, banks, financeiras, securities brokers, securities distributors, asset managers, leasing companies, payment institutions, insurance brokers, among others, must: (1) identify and maintain up-to-date records of their customers; (2) keep up-to-date records of all transactions involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt AML internal control policies and procedures that are compatible with the size of the company; (4) register and maintain up-to-date records with the appropriate regulatory agency; (5) comply with Conselho de Controle de Atividades Financeiras, or “COAF,” requests and obligations; (6) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (7) report all suspicious transactions to COAF; and (8) confirm to the applicable regulatory agency that no offending transactions have occurred.

Brazil’s AML law specifies the acts that may constitute a crime and the required measures to prevent such crimes. It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

Central Bank of Brazil Circular No. 3,978, of January 23, 2020 (which came into force on October 1, 2020, or “Circular 3,978/20”), as amended by Resolution No. 119, of July 27, 2021 (which came into force on September 1, 2021), adopts a risk-based approach for dealing with money laundering and terrorist financing prevention, so that regulated institutions have the discretion to determine which procedures will be adopted for each customer, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business. Circular 3,978/20 requires financial and payment institutions to (1) identify customers, including obtaining information about the customer’s place of residence, in the case of a natural person, or the location of the head office or branch, in the case of a legal entity; (2) record transactions; (3) monitor events and report them to COAF; (4) conduct business with politically exposed persons; (5) establish and maintain relationships with financial institutions and foreign correspondents; (6) train employees; and (7) appoint an officer responsible for the implementation and enforcement of these measures. Circular No. 3.978/20 also incorporates regulations issued by the CVM on investment funds and non-resident investors, as well as regarding investment clubs, and investment funds organized as closed condominiums. Finally, in the case of operations using cash resources carried out through a cash transport company, the transport company is now considered the holder of the resources and will be identified by registering the tax registration number and the firm or corporate name.

Form 20-F | 2023	118

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

The COAF was created by the Anti-Money Laundering Law and was reviewed and changed in 2020 by Federal Law No. 13,974/2020. COAF’s purpose is to verify, examine, identify and apply administrative penalties to any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the jurisdiction of other bodies and entities, as well as report suspicious activities to the prosecutors and the police. COAF has a key role in Brazil’s AML and counter-terrorism financing system, and it is legally liable for the coordination of the mechanisms for international cooperation and information exchange.

Sharing Information on Signs of Fraud

On October 4, 2023, the Central Bank of Brazil issued Resolution No. 343, or “ Resolution 343/2023”, establishing the necessary measures for sharing data and information on signs of fraud as referred to in CMN and Central Bank of Brazil Joint Resolution No. 6, of May 23, 2023, or “Joint Resolution 6/2023”.

Joint Resolution 6/2023 sets forth the requirements for sharing data and information on signs of fraud. In addition, Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Central Bank of Brazil should consider signs of actual or attempted fraud at least in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.

Form 20-F | 2023	119

The new rules also establish the minimum set of data and information that must be retained. In this context, records containing signs of actual or attempted fraud must contain (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the signs of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder, if the activity is a payment service.

Fraud Prevention in the Provision of Payment Services

Resolution No. 142, issued by the Central Bank of Brazil on September 32, 2021, sets forth measures to be adopted by institutions to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Central Bank of Brazil, and payment institutions that are members of the SPB. According to the resolution, such institutions shall limit to a maximum of R$1,000 per deposit account or prepaid payment, the provision of payment services for the period from 8:00 pm to 6:00 am. Such limit may be changed at the customer’s request, formalized in the channels of electronic service; however, the institution must establish a minimum period of 24 hours to carry out the increase.

Subject to the schedule provided for in the resolution, institutions must implement: (i) procedures intended for the evaluation of the customer prior to the offer of anticipation service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and (ii) daily records of the occurrences of fraud or attempted fraud in the provision payment services, including the corrective measures adopted. Based on these records, institutions must prepare a monthly report consolidating the occurrences and preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the board of executive officers and the board of directors, if any.

Politically Exposed Persons

Pursuant to Circular 3,978/20 and CVM Resolution No. 50, payment and financial institutions and other institutions authorized to operate by the Central Bank of Brazil or the CVM are required to obtain sufficient information from their customers to identify any Politically Exposed Persons from their customer base and monitor their transactions accordingly. In general terms, said rules define Politically Exposed Persons as any government agent who in the last five years has held or is holding, in Brazil or in foreign territories, relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons, and specifically list which government agents and persons fall under the definition of Politically Exposed Persons. This list must always be considered by financial and payment institutions and other institutions authorized to operate by the Central Bank of Brazil or the CVM. They also establish that the internal procedures developed and implemented by the payment and financial institutions and other institutions authorized to operate by the Central Bank of Brazil or the CVM, subject to such regulation, must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such customers’ transactions.

Form 20-F | 2023	120

Transactions with Related Parties

The Banking Law restricts financial institutions from conducting credit transactions with related parties. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, or “CMN Resolution No. 4,693,” the following persons are considered related parties of a financial institution for the purpose of such restriction:

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

Brazil Law No. 7,492 enacted on June 16, 1986, which regulates crimes against Brazil’s National Financial System, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by the Banking Law and CMN Resolution No. 4,693.

Form 20-F | 2023	121

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

Law No. 13,506 is noteworthy, as it:

●	sets fines imposed by the Central Bank of Brazil of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;
●	limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;
●	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;
●	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;
●	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;
●	defines the scope of the Central Bank of Brazil’s regulatory authority;
●	prohibits the offending institutions themselves from participating in the markets;
●	provides for a penalty of “public admonition” in place of “warning”, imposed by the Central Bank of Brazil;
●	empowers the Central Bank of Brazil to enter into cease-and-desist commitments;
●	empowers the Central Bank of Brazil and the CVM to enter into administrative agreements;
●	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and
●	redefines related party transactions.

Form 20-F | 2023	122

Penalties may be aggregated, and are calculated based on the following factors:

●	gains obtained or attempted to be gained by the offender;
●	economic capability to comply;
●	severity of the offense;
●	actual losses;
●	any recurrence of the offense; and
●	the offender’s cooperativeness with the investigation.

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

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions) and Central Bank of Brazil Resolution No. 93, of May 6, 2021 (applicable to payment institutions) provide for rules governing internal audits at financial institutions and others authorized to operate by the Central Bank of Brazil. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of: (i) a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers; or (ii) an independent auditor provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No. 4,910 of May 27, 2021 as amended, or “CMN Resolution No. 4,910”, all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank of Brazil. After such auditors have issued opinions auditing the financial statements of a certain financial institution for up to five complete and consecutive fiscal years, the Auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. Central Bank of Brazil Resolution No. 130, of August 20, 2021, which entered into force on January 1, 2022, or “Resolution No. 130”, applicable to payment institutions, also contains provisions in this regard.

Form 20-F | 2023	123

CMN Resolution No. 4,910 and Resolution No. 130, respectively, require financial institutions (and other institutions licensed to operate by the Central Bank of Brazil) and payment institutions to implement an individual audit committee or a unified audit committee for its conglomerate, as the case may be, if they (1) are registered as a publicly-held company; (2) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (3) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Ombudsman

Pursuant to CMN Resolution No. 4,860 and Central Bank of Brazil Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their customers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman themself).

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

Whistleblowing Hotline

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

Form 20-F | 2023	124

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029 of September 26, the execution of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Central Bank of Brazil. Following the enactment of Decree No. 10,029, the Central Bank of Brazil published, on January 22, 2020, Circular No. 3,977, generally recognized as an interest of the Brazilian government in the foreign holding of equity or increase in equity interest in any financial institution headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of any local branch of foreign financial institutions.

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution No. 5,043 of November 25, 2022, financial institutions may only hold, directly or indirectly, equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Central Bank of Brazil and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement does not apply to (1) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution No. 4,970/21 (for financial institutions, such as Nu Financeira, and securities dealers and brokerage firms, such as Nu DTVM and NuInvest) and the provisions of Central Bank of Brazil Resolution No. 81 of March 24, 2021 (for payment institutions, such as Nu Pagamentos), or “Resolution 81/21”, the change, transfer or modification of the control of financial or payment institutions authorized by the Central Bank of Brazil must be submitted to the prior approval of the Central Bank of Brazil in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, the Central Bank of Brazil shall be notified of such an acquisition or expansion of interest and has the right to request documents and information, as well as order that the acquisition be regular or undone in case of any irregularities.

Form 20-F | 2023	125

Open Finance

According to CMN and Central Bank of Brazil Joint Resolution No. 1 of May 4, 2020, Open Finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Central Bank of Brazil, at their customers’ discretion, through the opening and integration of their systems. Therefore, Open Finance is considered by the Central Bank of Brazil as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

On 2023, the Central Bank of Brazil issued the following rules for the Open Finance implementation: (i) Resolution No. 294 (which came into effect on April 1, 2023): established, among other things, technical requirements, and operational procedures for the Open Finance implementation, mainly related to the scope of the monitoring function assigned to the governance structure responsible for it; (ii) Joint Resolution No. 7 (which came into effect on October 30, 2023): simplified the process of renewing consents for data sharing in Open Finance, allowing participating institutions, such as us, to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision allowing clients to revoke their consent at any time; and (iii) Normative Instruction No. 441 (which came into effect on March 1, 2024): created monitoring and performance rules, and reinforced the need to simplify customer experience in Open Finance, mainly by adoption of a minimum conversion rate for data sharing and payment initiation.

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

Instant Payment System

In 2020, the Central Bank of Brazil launched Pix, a real-time payment and transfer system designed to foster innovation, expand payment methods, and meet the needs of end-users. Pix is an open ecosystem that various types of payment service providers can join, and participation is mandatory for financial and payment institutions authorized by the Central Bank of Brazil that have more than 500,000 active customer accounts.

The Central Bank of Brazil is currently developing new tools to be integrated with Pix, enabling new possibilities for its use in different contexts. These new functionalities include Pix Collection (Pix Cobrança), Pix Withdraw / Pix Change (Pix Saque / Pix Troco), and Scheduled Pix (Pix Agendado), with Automated Pix (Pix Automático) and Guaranteed Pix (Pix Garantido) currently under development. These features aim to promote competitiveness and innovation in the payment segment, and to reduce costs and improve user experience, as Pix has been widely adopted by Brazilian consumers in the last few years.

Foreign Exchange

Law No. 14.286, or “New Foreign Exchange Law”, encompasses provisions regarding Brazilian capital abroad and foreign capital in the country. The main purpose of the New Foreign Exchange Law was to provide for the liberalization of Brazil’s FX market, which faced a lot of regulatory complexity as well as certain inconsistencies, to modernize the system and enhance innovation and competition, and all of which had a positive impact on the attraction of foreign capital, both for investment in the financial and capital markets and for direct investment, including long-term investments and investments in infrastructure projects and concessions. It also contributed to the greater international use of the Brazilian Real, facilitating the use of the domestic currency in international financial operations, such as the permission for the entry and remittance of payment orders in Brazilian Reais from Brazilian Reais denominated accounts of foreign institutions held in banks in the country.

Form 20-F | 2023	126

The new legislation, with 29 articles and updated language, is more concise and consolidated more than 40 legal provisions issued over the last 100 years, bringing a higher level of legal certainty to the matters considered. It also encouraged the reduction of operational and legal structures of participants in the foreign exchange market, with increased efficiency in operations and in information sharing with the Central Bank of Brazil. It allows Brazilian financial institutions to allocate, invest and use the funds they raise, in Brazil and abroad, to carry out credit and financing transactions, both in Brazil and abroad, provided that the regulatory and prudential requirements established by the CMN and the Central Bank of Brazil be observed. It also changed the scope of the rules for transactions carried out by individuals, such as the permission to trade foreign currency between individuals on an occasional, non-professional basis, with a limit of up to US$ 500. The amount which travelers, entering or leaving Brazil, must declare they have in cash was also increased to US$ 10,000, or its equivalent in other currencies.

CMN Resolution No. 5,042 and Central Bank of Brazil Resolutions No. 277, 278, 279, 280 and 281 that came into force on December 31, 2022 establish general guidelines applicable to foreign exchange transactions. Resolution No. 277 establishes rules for the inflow and outflow of Brazilian Reais and foreign currency and other matters, including the possibility of payment institutions to file for authorization to operate in the foreign exchange market.

On October 17, 2023, the Central Bank of Brazil issued Resolution No. 348, which came into effect on November 1, 2023. This rule amends prior rules, provides, among other matters, that the execution of simultaneous foreign exchange transactions will no longer be required for foreign direct investments and granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction, subject to other conditions as provided in Resolution No. 348. Foreign exchange transactions must still be followed in investments performed by non-resident investors in the Brazilian capital and finance markets.

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

Form 20-F | 2023	127

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

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078/90, as amended, (Código de Defesa do Consumidor, or the “Consumer Protection Code”), which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, and advertising and information on products and services offered to the public. The Consumer Protection Code further establishes consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Customer and User Relations

Resolution No. 155/2021, or “Resolution 155,” sets forth rules and procedures regarding the relationship with customers and users of products and services by payment institutions authorized to operate by the Central Bank of Brazil, with the objective of ensuring a fair and equitable treatment at all stages of the relationship with provider institutions of financial services and payments, as well as a convergence of the providers interests with those of their consumers.

Pursuant to Resolution 155, payment institutions shall (i) draft and implement an institutional policy for their relationship with customers, which consolidates guidelines, strategic objectives and organizational values so that its activities are guided by ethical principles, accountability, transparency and diligence; (ii) appoint an officer responsible for compliance with the obligations provided for in Resolution 155; and (iii) observe transparency and suitability rules. All these requirements are aligned with the requirements already foreseen for financial institutions, as per CMN Resolution No. 4,949, entered into force on March 1, 2022.

Data Privacy and Protection

With regard to compliance with data protection regulations, besides the Brazilian Federal Constitution, we are subject to the Brazilian Civil Rights Framework for the Internet, the Consumer Protection Code, Bank Secrecy Law and LGPD. We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

Form 20-F | 2023	128

The Brazilian Civil Rights Framework for the Internet establishes principles, guarantees, rights and duties for the use of the Internet in Brazil, including regulation about data privacy for Internet users.

In September 2020, the LGPD was entered into force, and its administrative sanctions provisions became effective in August 2021 under the Brazilian Federal Law No. 14,010/20. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data. It also establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data processed in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the ANPD, an authority that oversees compliance with the rules on data protection. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity—Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.”

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

Cybersecurity

Under CMN Resolution No. 4,893, of February 26, 2021, and Central Bank of Brazil Resolution No. 85, of April 8, 2021, financial and payment institutions, respectively, must comply with cybersecurity requirements set forth herein applicable to the engagement of data processing and storage, and of cloud computing service providers in Brazil and offshore, as well as the implementation of policies and accident response and action plans.

Form 20-F | 2023	129

Environmental Accountability

According to Brazil’s Federal Constitution, any individual or legal entity that causes damage to the environment, including financial institutions, will be subject to administrative and criminal sanctions, as well as the obligation to repair damages caused in the civil sphere. The National Environmental Policy establishes the general framework and guidelines for environmental protection, and financial institutions may be classified as indirect polluters and subject to the three spheres of responsibility: administrative, civil, and criminal.

In the civil sphere, environmental damages imply strict and joint liability, and the obligation to repair the degradation caused may affect everyone involved, directly or indirectly. There is no provision in Brazilian legislation for a cap or limitation on the amount to be set as compensation for environmental damage. Criminal liability for environmental crimes is subjective, and the offender will only be penalized if he or she acts with intent or guilt. The Environmental Crimes Law provides for the accountability of all those who participate in the practice of crimes against the environment, including both individuals and legal entities.

ESG Aspects of Financial Institutions

In 2022, the Central Bank of Brazil issued Resolution BCB 265/22 with requirements on integrated risk management specific to conglomerates led by payment institutions, as well as on the risk and capital management framework and disclosure policy of institutions regulated by the Central Bank of Brazil. This regulation replaces BCB Resolution 4,943 regarding social, environmental and climate risk management requirements. It did so to, among other relevant provisions, highlight and distinguish social, environmental and climate risks as requiring identification, measurement, assessment, monitoring, reporting, control and mitigation within the risk management framework of financial institutions. The rule defines such risks, bringing new and modern concepts to the sector, such as the inclusion of the two main components of climate risks – the physical and the transition – already recognized in international standards on the subject. The emphasis given by the standard to the inclusion of mechanisms to identify and monitor social, environmental and climate risks incurred by the financial institution resulting not only from its products, services and activities, but also from the activities performed by its counterparts, controlled entities, suppliers and outsourced service providers of the institution, providing a new supply chain vision to the issues it addresses. The adoption of a governance structure and criteria for this management and its continuous monitoring are also detailed in the resolution, in line with market trends.

Similar provisions were also inserted in the simplified continuous risk management structure referring to the Simplified Reference Equity (PRS5) by the new CMN Resolutions No. 4,944 and No. 5,049, which amended CMN Resolution No. 4,606.

Moreover, according to CMN Resolution No. 4,945, prudential conglomerates (segments S1, S2, S3, S4 and S5) are required to prepare and implement a Social, Environmental and Climate Responsibility Policy, or “PRSAC”. Under PRSAC, financial institutions are expressly required to consider impacts, strategic objectives and business opportunities of the financial institution related to social, environmental and climate aspects. There was also a reduction in the PRSA review period, from five to three years.

Form 20-F | 2023	130

The Central Bank of Brazil requires the publication of a report on the SAC risk management structure, a report called Report on Social, Environmental and Climate Risks and Opportunities, or “GRSAC Report,” by financial institutions (BCB 139/21). Under the terms of the ECP itself, this Resolution seeks to address the recommendations of the Task Force on Climate-related Financial Disclosures, or “TCFD,” at the national regulatory level. The GRSAC Report must be disclosed annually with a base date of December 31, observing a maximum period of 90 days counted as of December 31, and must be made available on the financial institution’s website for a period of five years.

Additionally, Resolution BCB 151/21, requires financial institutions to share certain information on social, environmental and climate risks of their credit portfolio of financial institutions, through a report called Social, Environmental and Climate Risk Document or DRSAC. Such information must be sent every six months to the Central Bank of Brazil.

Recent Developments on Revolving Credit (Crédito Rotativo) Regulations

Over the past few years, several bills of law have been presented in the National Congress to regulate the limitation of revolving credit (crédito rotativo) and other types of credit applied to the financing of outstanding balances of credit card invoices in Brazil, since the general perception is that this type of credit significantly burdens the consumer of financial services in Brazil.

In this context, on October 3, 2023, Brazilian Federal Law No. 14,690, or “Law 14,690/2023”, was published, establishing that credit card issuers must submit for approval of the CMN regulations that limit the interest and financial fees charged on the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelado).

With the enactment of Law 14,690/2023, the Central Bank of Brazil has regulated, through CMN Resolution No. 5,112, of December 21, 2023, or “CMN Resolution 5,112/2023”, the limitation provided for in Law 14,690/2023, which sets forth that the total amount charged by institutions that grant financing through revolving credit and/or installment credit as interest and financial charges may not exceed the original amount of the debt financed. This limitation applies to all issuers of credit cards and other postpaid payment instruments.

Overall, CMN Resolution 5,112/2023 sets forth the following:

●	all revolving credit operations and debt or invoice installment payments by issuers, as well as any renegotiation of these operations by issuers, will now be subject to the limit on interest and charges based on the original value of the debt;
●	such limit applies to each new revolving credit operation or installment credit with interest; and
●	civil default interest and contractual fines resulting from penalty clauses (imposed for late payments), as well as other fees and commissions incident to the financing operation, make up the calculation of interest that will be subject to the limit mentioned therein.

Form 20-F | 2023	131

CMN Resolution 5,112/2023 also ensures that credit card issuers and holders can renegotiate the financing provided that the total amount charged as interest and financial charges applicable to each renegotiation does not exceed the amount of the debt originally constituted.

The rule provides that the original amount of the debt as well as the total amount charged as interest and financial charges applicable to each financing operation must be detailed in the respective statements and invoices in connection with current regulations (i.e., CMN Resolution No. 5,004, of March 24, 2022, and Resolution 96, of May 19, 2021).

CMN Resolution 5,112/23 came into force on the date of its publication, however, considering the provisions of the Law 14,690/2023, the interest rate limitation will apply to any new financing (revolving and installment credits) agreed as of January 3, 2024. Financing operations agreed up to this date follow the previous rules.

The provisions of CMN Resolution 5,112/2023 will apply throughout 2024. However, as Law 14,960/2023 sets forth that relevant stakeholders may submit to the Central Bank of Brazil a self-regulation proposal that can be reviewed on an annual basis, it is possible that in the next year such self-regulation is further approved by the CMN and adopted as the market standard instead of the provisions of CMN Resolution 5,112/2023 (subject to the limitations provided in Law 14,960/2023).

Other Countries

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Argentina, Germany and the United States.

In Mexico, our products are offered by Nu México Financiera, S.A. de C.V., S.F.P., a financial institution (subject to the Popular Savings and Credit Law). Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the CNBV and CONDUSEF, and also the Bank of Mexico or "Banxico". Mexican authorities have been reviewing the regulations applicable to financial entities and closely supervise financial technology companies. The main characteristic of a SOFIPO-type license is to enable institutions to take deposits from customers, while having fewer assets and lower capital requirements compared to banks. In October 2023, Nu applied for a banking license before the CNBV. This strategic move aims to provide a broader and more robust regulatory profile through which Nu Mexico will be able to provide its customers with a wider range of products and benefits, including investments, payroll portability, and higher deposit limits.

In Colombia we've recently been granted a license to operate as a Financial Company by the Superintendence of Finance in Colombia, one that mirrors the benefits of a banking license but with more accessible capital requirements. This pivotal development enables us to broaden our financial services, starting with the introduction of savings account products and lending solutions. The license serves as a foundation for our future plans, notably the migration of our credit card portfolio into this newly regulated entity. This strategic move aims to secure less expensive sources of funding for our credit card product, thereby enhancing its competitiveness and appeal. However, this transition is contingent upon obtaining regulatory approval, underscoring our commitment to compliance and regulatory engagement as we evolve our offerings. Prior to this milestone, our engagement in Colombia was centered around our credit card product that is offered by a commercial entity that is subject to extensive regulations, including those governing consumer protection (namely Law No. 1,480 of 2011, Decree No. 1,074 of 2015 and the Sole Circular of the Industry and Trade Superintendence) and data protection (Law No. 1,581 of 2012). In addition, interest rates in Colombia are capped, as provided in the Colombian Commercial and Criminal Codes. Our activities in Colombia are subject to the supervision of the Industry and Trade Superintendence with regard to consumer relations, data protection and antitrust. Furthermore, the Colombian Financial Regulatory Unit, URF, has proposed various changes to financial regulations that may be implemented in the future and affect our Colombian operations.

Form 20-F | 2023	132

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

C.       Organizational Structure

Our group is currently composed of 38 entities, including Nu Holdings Ltd. and of our 37 subsidiaries, 18 of which are incorporated in Brazil, and the remainder of which are incorporated in other countries. None of our subsidiaries is currently licensed to operate as a bank. Our significant subsidiaries and a summary of their operations are as follows:

Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos”

Nu Pagamentos, our 100%-owned indirect subsidiary organized in Brazil, is primarily engaged in the issuance and administration of credit cards and payment transfers through prepaid accounts. Nu Pagamentos is a regulated payment institution under Brazilian law and is authorized to operate in such capacity by the Central Bank of Brazil.

Nu Financeira S.A. – SCFI, or “Nu Financeira”

Nu Financeira, our 100%-owned indirect subsidiary organized in Brazil, was launched in February 2019 and offers personal loans as its main product. Nu Financeira is a regulated financial institution under Brazilian law and is authorized to operate in such capacity by the Central Bank of Brazil.

Form 20-F | 2023	133

Nu Invest Corretora de Valores S.A, or “Nu Invest”

Nu Invest, our 100%-owned indirect subsidiary organized in Brazil, is engaged in digital investment platform Nu Invest and operates as a regulated broker dealer under the oversight of the Central Bank of Brazil.

Nu México Financiera, S.A. de C.V., S.F.P., or “Nu Mexico Financiera”

Nu Financiera, our 99.9%-owned indirect subsidiary organized in Mexico, acquired in September 2021, is engaged in the issuance and administration of credit cards and payment transfers through a savings account. Nu Financiera is a regulated financial institution under Mexico law and is authorized to operate in such capacity by the CNBV.

Nu. Colombia Compañia de Financiamiento , or “Nu Colombia Financiera”

Nu. Colombia Financiera, our 100%-owned indirect subsidiary organized in Colombia, provides financial services while raising public funds, which allows us to reduce funding costs for credit products. Since January 2024, Nu Colombia Financiera is a regulated ﬁnancial Institution under Colombian Law and is authorized to operate in such capacity by the SFC.

A simplified organizational chart showing our corporate structure is set forth below.

1.	Nu subsidiaries organized in Brazil consist of Internet – Fundo de Investimento em Participações Multiestratégia, Nu Pagamentos S.A. – Instituição de Pagamento, Nu Asset Management Ltda., NuPay for Business Instituição de Pagamento Ltda., Nu Brasil Tecnologia Ltda., Nu Brasil Serviços Ltda., Nu Crypto Ltda., NuCommerce Ltda., Nu Canais Ltda., Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, Nu Distribuidora de Títulos e Valores Mobiliarios Ltda., Nu Invest Corretora de Valores S.A., Vérios Gestão de Recursos Ltda., Easynvest Gestão de Recursos Ltda., Nu Corretora de Seguros Ltda., Instituto Nu, Olivia AI do Brasil Participações Ltda. and Olivia AI do Brasil – Instituição de Pagamento Ltda.
2.	Nu subsidiaries organized in Colombia consist of Nu Colombia S.A. and Nu Colombia Compañía de Financiamiento S.A.
3.	Nu subsidiaries organized in Mexico consist of Nu BN México, S.A. de C.V., Nu BN Servicios México, S.A. de C.V., Nu BN Tecnologia, S.A. de C.V and Nu México Financiera, S.A. de C.V., SOFIPO.
4.	Nu subsidiary organized in Germany consists of Nu Finanztechnologie GmbH.
5.	Nu subsidiaries organized in Uruguay consist of Nu Tecnologia S.A., Nu Plat, S.A. and Sacnellas S.A.
6.	Nu subsidiaries organized in the United States consist of Nu 1-B LLC, Nu 2-B LLC, Nu 3-B LLC, Nu 1-A LLC, Nu 2-A LLC, Nu 3-A LLC, Nu Payments LLC, Nu MX LLC, Nu North America, Inc, and Olivia AI Inc.

Form 20-F | 2023	134

For more details about our organization structure please refer to see “Item 4. Information on the Company—A. History and Development of the Company” and note 3—Basis of consolidation to our consolidated financial statements.

D.       Property, Plants and Equipment

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

As of December 31, 2023, we did not own any Brazil-issued patents or copyrights. However, we filed a patent application on May 10, 2021 for the ultraviolet card feature before the United States Patent and Trademark Office (“USPTO”) and the Patent Cooperation Treaty system, which was granted by the USPTO on January 25, 2022. Moreover, on May 11, 2022, we filed a patent application for NuTap, a feature that allows the merchant to receive the payment from their phone instead of using a bank card machine, before the USPTO, which is still analyzing our request. Also, we own a number of trademarks including Nu, NUBANK and its variations, and other valuable trademarks and designs covering various brands, products and services, including credit card, account, insurance and other services provided by Nu. We also own a number of domain names registered in Brazil, including “nubank.com.br” and “nu.com.br”, and abroad such as “nu.com.mx” and “nu.com.co”.

As of January 31, 2024, our application to register the trademark “Nu” in the United States is pending approval by the relevant authority. We have already obtained the notice of acceptance in classes 09 (Computer software applications enabling banking customers to access online banking systems), 35 (Commercial information and advice for consumers; Billing services in the field of credit and financial services products), 36 (financial services) and 42 (Providing online, non-downloadable computer software applications enabling banking customers to access online banking systems) in the United States for the trademark “NUBANK”.

Moreover, as of the date of this annual report, we own the “Datomic” software, which was developed internally by Cognitect. “Datomic” is a database management operating system for domain-specific transactional data, which was also developed using Java and Clojure programming languages, which are open-source. We use “Datomic” for various purposes that range from storing registration data to storing metadata. We also own the software for the “App Nubank” mobile application, which is used by our customers to access our services, and was developed internally by us.

Form 20-F | 2023	135

Properties

Our main operational headquarters are located in the city of São Paulo, state of São Paulo, Brazil, which includes the majority of our product development, sales, marketing, and business operations. Our principal executive offices consist of approximately 111,912 square feet of space under a lease that expires in September 2028. We also have leased offices in several other locations, including in Mexico, Colombia, Uruguay, Germany and the United States, and believe our facilities are sufficient for our current needs. The table below sets forth additional information regarding our offices in each country as of December 31, 2023:

Name of the Office	Location	Type	Ownership	Size (in sq. feet)
HQ1	São Paulo, Brazil	Office	Leased	111,912
HQ2	São Paulo, Brazil	Office	Leased	58,364
Spark, Vila Leopoldina	São Paulo, Brazil	Office	Leased	99,868
Mexico – SPEI 2 Coworking	Querétaro, Mexico	Office	Leased	108
Mexico – Work Polanco	CDMX, Mexico	Office	Leased	95,917
Spaces 80 Coworking	Bogota, Colombia	Office	Leased	10,521
Knotel Coworking	Berlin, Germany	Office	Leased	5,705
Cognitect	Durham, USA	Office	Leased	3,778
Nu Tecnología | NewCo	Montevideu, UR	Office	Leased	886
Total				387,931

As of December 31, 2023, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in São Paulo, Brazil, and different locations in the United States. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Item 4A. Unresolved staff comments

Not applicable.

Form 20-F | 2023	136

Item 3. Key Information

A.	[Reserved.]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

Investing in our Class A ordinary shares involves risks. You should carefully consider the risks described below before making a decision to invest in our Class A ordinary shares. If any of these risks actually materialize, our business, financial condition or results of operations would likely be materially adversely affected. In such a case, the trading price of our Class A ordinary shares would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Relating to Our Business and Industry

●	Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand and image, including through effective marketing strategies, would harm our business, financial condition and results of operations.
●	Failure to successfully implement and improve our risk management policies, procedures and methods, including our credit risk management system, would materially and adversely affect our business, results of operations and financial condition.
●	Our international expansion efforts may not be successful, or may subject our business to increased risks.
●	Our business is highly dependent on the proper functioning of information technology systems, particularly at scale. Any failure of these systems would disrupt our business and impair our ability to provide our services and products effectively to our customers.
●	We depend on data centers operated by third parties and third-party Internet-hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Form 20-F | 2023	137

Risks Relating to Regulatory Matters and Litigation

●	We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.
●	Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance, and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.
●	We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in laws and regulations could harm our business, financial condition or results of operations.

Risks Relating to the Countries in Which We Operate

●	Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares.
●	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Colombia and Mexico, which could have a material adverse effect on us.
●	Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm us and the price of our Class A ordinary shares.

Risks Relating to Our Class A Ordinary Shares

●	An active trading market for our Class A ordinary shares may not be sustainable. If an active trading market is not maintained, you may not be able to sell your shares and you could lose a significant part of your investment.
●	Our founding shareholder and CEO David Vélez owns 88.8% of our outstanding Class B ordinary shares, which represents approximately 75.9% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.
●	We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Form 20-F | 2023	138

Risks Relating to Intellectual Property, Privacy and Cybersecurity

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.
●	Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.
●	Claims by others that we infringe their proprietary technology or other rights could have a material and adverse effect on our business, financial condition and results of operations.

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

Form 20-F | 2023	139

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

Form 20-F | 2023	140

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

We also face operational and foreign exchange risk. Although we have adopted policies and procedures to identify, monitor and manage our operational risk, these policies and procedures may not be fully effective. For a discussion of the risks we face with respect to foreign exchange rates, see “—Risks Relating to the Countries in Which We Operate—Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares.”

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

Form 20-F | 2023	141

In October 2023, we applied for a banking license in Mexico. Despite our best efforts to obtain such a license, there is no certainty regarding the timing or likelihood of its approval by the CNBV. The delay or even the failure to obtain such license may significantly impact our expansion plans and may require us to reassess our strategies in Mexico. For further information on such license, see “Item 4. Information on the Company—B. Business Overview—Other Countries."

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

Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:

●	increased licensing, regulatory and supervision requirements;
●	competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;
●	increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;
●	changes to the way we do business as compared with our current operations;
●	a lack of acceptance of our products and services;
●	the ability to support and integrate with local third-party service providers;
●	difficulties in staffing and managing foreign operations in an environment of diverse culture, language, laws and customs;
●	difficulties in recruiting and retaining qualified employees and maintaining our company culture;

Form 20-F | 2023	142

●	increased travel, infrastructure and legal and compliance costs;
●	compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;
●	compliance with complex and potentially conflicting and changing tax regimes;
●	potential tariffs, sanctions, fines or other trade restrictions;
●	exchange rate exposure;
●	increased exposure to public health issues such as the COVID-19 pandemic, and related industry and governmental actions to address these issues; and
●	regional economic and political instability, such as the ongoing war between Russia and the Ukraine and the conflict in the Middle East.

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

Our continued growth depends in part on the ability of our existing and potential customers to access our products and platform capabilities at any time and within an acceptable amount of time. Continued access to our products and platform capabilities depends on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties, such as credit and prepaid card transaction authorization providers, national financial system network infrastructure providers, back office and business process support, information technology production and support, Internet and telephone connections, network access, data center infrastructure services and cloud storage and computing. However, these systems and technologies are vulnerable to disruptions, failures or slowdowns. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of customers accessing our products and platform capabilities simultaneously, denial of service attacks or other security-related incidents, natural disasters, power outages, terrorist attacks, hostilities, and other events beyond our control.

As our business grows, it may become increasingly difficult to maintain and improve the performance of our information technology systems, especially during peak usage times and as our products and platform capabilities become more complex and our customer traffic increases. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected. Specifically, if our products and platform capabilities are unavailable or if our customers are unable to access our products and platform capabilities within a reasonable amount of time, we may experience a loss of customers, lost or delayed market acceptance of our platform and products, delays in payment to us by customers, injury to our reputation and brand, the diversion of our resources, additional operating and development costs, loss of revenue, legal claims against us, the loss of licenses, loss of regulators' authorizations or fines or other penalties imposed by regulators (including intervention, temporary special management systems, the imposition of insolvency proceedings or the out-of-court liquidation of our operating subsidiaries), or data protection authorities (such as Autoridade Nacional de Proteção de Dados, or the “ANPD”). In addition, we do not maintain insurance policies specifically for property and business interruptions, meaning we would directly and without setoff incur any losses we suffer as a result of the aforementioned occurrences. For further information, see “—Our insurance policies may not be sufficient to cover all claims.”

Form 20-F | 2023	143

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

Form 20-F | 2023	144

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

Form 20-F | 2023	145

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

Negative publicity about us (including our directors, officers or employees) or our industry could adversely affect our business, financial condition, results of operations and future prospects.

Negative publicity about us (including our directors, officers or employees) or our industry, including the transparency, fairness, customer experience, quality and reliability of our products or services, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, our ESG and diversity and inclusion practices, litigation, regulatory activity, misconduct by or statements made by our directors, officers or employees, funding sources, capital and liquidity positions, service providers or others in our industry, could adversely affect our reputation and the confidence in, and the use of, our products and services. This and any future negative publicity could harm our reputation and cause disruptions to business. Any such reputational harm could further affect the behavior of customers and, as a result, materially and adversely affect our business, results of operations, financial condition and future prospects.

The credit quality of our loan portfolio may deteriorate beyond expectations and our ECL allowance could be insufficient to cover our losses, which would have a material adverse effect on our business, financial condition and results of operations.

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

Form 20-F | 2023	146

Our provisions for credit losses are based on our current assessments and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, government macroeconomic policies, interest rates and the legal and regulatory environment. As many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot guarantee that our current or future reserves for credit losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates beyond expectations, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses, which may adversely affect our financial condition. As such, any unexpected increase in the level of our non-performing loans could have a material adverse effect on our financial condition.

The above is also applicable to our SME credit portfolio, with the difference that the exposure to individual names is much higher which poses a higher risk of having a relevant loss coming from a single company with credit problems.

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

Form 20-F | 2023	147

If we fail to manage our growth effectively, our business would be harmed.

We have experienced and expect in the near term to continue to experience rapid growth. For instance, our total revenue increased by 67.5%, reaching US$ 8,029.0 million in 2023 from US$4,792.2 million in 2022. On a FX Neutral basis, our total revenue increased by 62.5% , reaching US$8,029.0 million in 2023 from US$4,941.1 million in 2022. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures.” The number of our full-time employees decreased by 4%, reaching 7.7 thousand on December 31, 2023, compared to 8.0 thousand on December 31, 2022. Nevertheless, our growth has placed and will continue to place significant demands on our administrative, operational and financial resources. Our ability to effectively manage our growth will depend on a number of factors, including our ability to:

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

Form 20-F | 2023	148

A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general would have a materially adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, and prepaid cards and other means of payment, including real-time payments, that is adverse to us, it would have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, prepaid cards and other means of payment will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit and prepaid cards and real-time payment methods, such as Pix. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our customers to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected.

We have historically derived a substantial portion of our revenue from our credit card business, and losses or a significant reduction in our credit card business, or our failure to successfully expand and diversify our revenue sources beyond our credit card business, would adversely affect our business, financial condition and results of operations.

The commercial success of our consumer technology platform has depended and may continue to depend in part on the success of our credit card business. We have historically derived a significant portion of our revenue from (i) the interchange fees we collect when a customer uses a Nu credit card to make a purchase and (ii) the interest rates we receive from the financing or revolving of Nu credit card balance by our customers. In the year ended December 31, 2023, interchange fees and interest related to credit cards accounted for 14.8 % and 31.4% of our revenue, respectively (19.1% and 21.21% in the year ended December 31, 2022). While we expect our revenue concentration to decline in the future as we expand our suite of products and services, our efforts to diversify our revenue sources, such as new products and regional diversification, may not be successful and our reliance on credit card-related revenue may increase. Further, our revenue would be significantly harmed if we were to lose all or a substantial portion of our credit card business, whether due to loss of customers, regulatory or legislative developments or otherwise. In particular, our revenue would be harmed if the interchange fees that we collect or the interest rates that we charge become capped by regulators (or, in markets in which regulatory caps already exist, if such caps were reduced). Please see “—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.”

Further, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Brazilian Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,567, which amended Decree No. 11,150 and was published and valid from June 20, 2023, established a “base minimum” (“mínimo existencial”) of R$ 600.00 for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt. According to the decree, this rate corresponds to the salary value that must be preserved when indebted people negotiate payment of these debts with financial institutions.

Form 20-F | 2023	149

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

Our existing and new products and services, including our payments, investments, insurance and credit solutions, could fail to attract new and retain existing customers for many reasons, including:

●	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
●	customers may not like, find useful or agree with any changes we make to our products or services;

Form 20-F | 2023	150

●	the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;
●	we may fail to provide sufficient customer support;
●	customers may dislike our pricing, in particular in comparison to the pricing of competing products and services;
●	competing products and services may be introduced or anticipated to be introduced by our competitors; and
●	there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

Further, our customers have no obligation to continue to use our products and services, and we can make no assurances that our customers will continue to do so. We generally do not have long-term contracts with our customers; customer deposits and investments may be withdrawn without notice, and the consumer credit solutions we offer may be prepaid and canceled at any time. Further, recent changes in regulations have increasingly enabled customers to switch to our competitors more easily.

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

Rapid, significant and disruptive technological changes have impacted or may in the future impact the industries in which we operate, including changes in:

●	artificial intelligence and machine learning (e.g., in relation to fraud and risk assessment);
●	payment technologies (e.g., real-time payments, payment card tokenization, virtual and crypto currencies, including distributed ledger and blockchain technologies, and proximity payment technology, such as near-field communication and other contactless payments);
●	mobile and internet technologies (e.g., mobile phone app technology);
●	commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and
●	digital banking features (e.g., balance and fraud monitoring and notifications).

Form 20-F | 2023	151

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

We utilize numerous third-party service providers in our operations, including payments, credit card transaction processing, back office and business process support, information technology production and support, Internet connections, network access and cloud computing. For example, our credit and prepaid card transaction authorization is provided by Mastercard, our infrastructure services and connection to the National Brazilian Financial System Network, or “RSFN,” depends on the infrastructure of Market Telecommunications Network (Rede de Telecomunicações para o Mercado Ltda.), or “RTM,” a datacenter and link provider, our cloud data processing and storage services and, separately, our datacenter infrastructure services are both provided by third-party service providers, among other third-party service providers on which we rely for the continuity of our business. A failure by a third-party service provider could expose us to an inability to provide contractual services to our customers in a timely manner. Additionally, if a third-party service provider is unable to provide these services, we may incur significant costs to either internalize some of these services or find a suitable alternative. Significantly, certain third-party service providers, including Mastercard, are the sole source or one of a limited number of sources of the services they provide for us. It would be difficult and disruptive for us to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business and operations likely would be materially adversely affected. Further, any failure in the performance of our due diligence processes and controls related to the supervision and oversight of these third parties in detecting and addressing conflicts of interest, fraudulent activity, data breaches and cyber-attacks, noncompliance with relevant securities and other laws could cause us to suffer financial loss, regulatory sanctions or damage to our reputation.

Form 20-F | 2023	152

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

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Form 20-F | 2023	153

In the past, we had identified material weaknesses in our internal control over financial reporting. If we fail to identify and remediate other material weaknesses and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with a structured review of our internal control over our consolidated financial statements for the year ended December 31, 2021, we identified certain material weaknesses in our internal control over financial reporting related to (i) IT systems change management processes and (ii) IT user identity and access management processes. All of which were originally identified in connection with a structured review of our internal control over financial reporting and procedures initiated by our management more than one year prior to the initial prospectus of our IPO and the audit of our consolidated financial statements for the year ended, December 31, 2020. We took actions to remediate the material weaknesses relating to our internal controls over financial reporting, including the improvement of change management processes and of identity and access management processes. As a result of the remediation activities we did not identify any material weaknesses as of December 31, 2022. As disclosed in “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting” of this annual report, we concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions. We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities, as well as litigation. Further, in terms of regulations and legislation in Brazil, all Brazilian financial and payment institutions, which includes some of our Brazilian subsidiaries, must maintain internal guidelines and procedures to control their respective financial, operational and information systems, and must comply with all applicable legislation. CMN Resolution No. 4,595 of August 28, 2017 provides that Brazilian financial institutions must implement and maintain a compliance policy compatible with its nature, size, complexity, structure, risk profile and business model. Central Bank of Brazil Resolution No. 65 of January 26, 2021, provides similar rules for Brazilian payment institutions. In accordance with CMN Resolution No. 4,968 of November 25, 2021, the executive officers of Brazilian financial and payment institutions are responsible for implementing efficient internal control structures that set out control responsibilities and procedures and establish objectives and procedures applicable to all levels of the institution, among other requirements. The executive officers are also responsible for ensuring compliance with all internal procedures.

Form 20-F | 2023	154

We have incurred losses in the past, and we may generate losses in the future.

We have achieved profitability for the year ended December 31, 2023. We have incurred losses for the previous financial years. We made a profit of US$1,030.7 million for the year ended December 31, 2023 and have incurred losses of US$364.6 million and US$165.3 million for the years ended December 31, 2022 and 2021, respectively. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to maintain and/or increase profitability. In addition, we intend to expand our customer base, and continue to invest in developing products and services that we believe will improve the experiences of our customers and therefore improve our long-term results of operations. However, customer acquisition could cause us to incur losses in the short term because a material portion of the costs associated with new customers are generally incurred up front, while revenue is uncertain and mostly recognized thereafter as customers make interest payments and utilize our services. Likewise, improvements in products and services have and will continue to cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which could materially and adversely affect our business. If any of these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may incur losses in the future.

Our results of operations and operating metrics may fluctuate, which may cause the market price of our Class A ordinary shares to decline.

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

Form 20-F | 2023	155

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

Further, from time to time, we have made and may make decisions that will have a negative effect on our short-term operating results if we believe those decisions will improve our operating results over the long term. These decisions may not produce the long-term benefits that we expect, or they may be inconsistent with the expectations of investors and research analysts, either of which could cause the price of our Class A ordinary shares to decline.

Our business with crypto assets is subject to a fast-evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition. In addition, failure of operation systems may cause loss to us or our customers.

As part of our suite of products and services, we enable our customers to purchase and sell certain crypto assets in our platform (NuCrypto) and have launched our own token (NuCoin) as part of a loyalty program. For more information on NuCoin see “Item 4. Information on the Company — A. History and Development of the Company — Distribution of our own token.”

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

Form 20-F | 2023	156

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

Mover, currently there is no specific guidance provided by IFRS or any alternative accounting framework regarding the accounting treatment of the internally generated blockchain token issued by us associated with a liquidity pool and loyalty network. Consequently, management has had to exercise significant judgment in determining the appropriate accounting treatment. Exercise of judgment was relevant in applying the accounting framework to token issuance to customers and their sales and acquisitions from the liquidity pool, taking into account our limited commitment to support the liquidity pool and to evaluate present and/or constructive obligations. Additionally, judgment was crucial in determining when to recognize a performance obligation due to the delivery and stacking of tokens to customers and assessing the valuation of the obligation. Should authoritative guidance be established in the future, we must be obligated to adjust our accounting policies, which could potentially impact our consolidated financial position and operational results.

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

Form 20-F | 2023	157

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

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A ordinary shares.

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

Form 20-F | 2023	158

●	discontinues or limits our access to its APIs;
●	modifies its terms of service or other policies, including fees charged to or other restrictions on us or other application developers;
●	changes how customer information is accessed by us, our partners or our customers;
●	establishes more favorable relationships with one or more of our competitors; or
●	develops or otherwise favors its own competitive offerings over ours.

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

Form 20-F | 2023	159

The success of our mobile app could be harmed by factors outside our control, such as:

●	actions taken by mobile app distributors;
●	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;
●	increased costs in the distribution and use of our mobile app;
●	changes, bugs or technical issues in mobile operating systems, such as iOS and Android, device manufacturers or mobile carriers that degrade the functionality of our mobile website or mobile apps or give preferential treatment to competitive offerings;
●	changes to the terms of service or policies of mobile operating systems, device manufacturers or mobile carriers that reduce or eliminate our ability to distribute applications, limit our ability to target or measure the effectiveness of our applications or impose fees or other changes related to our delivery of our applications; and
●	government action limiting the accessibility of our mobile app.

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

Form 20-F | 2023	160

Any acquisition, partnership or joint venture that we make or enter into could disrupt our business and harm our financial condition and results of operations.

As part of our growth strategy, we intend to continue to evaluate opportunities to acquire, or form partnerships or joint ventures with businesses, technologies, services and products as such opportunities arise. In January 2022, we concluded the acquisition of Olivia (artificial intelligence based personal finance management). In 2021, these opportunities included Easynvest (investments, June 2021), Juntos (conversational platform, July 2021), SpinPay (checkout solutions, October 2021), Akala (Mexican financial cooperative, December 2021). We may enter into other strategic transactions or arrangements in the future. We may not, however, be able to identify appropriate acquisition, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to successfully negotiate or finance such future acquisitions, partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of integrating an acquired business, technology, service or product into our business may divert management’s attention from our core business, and may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.

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

Form 20-F | 2023	161

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

Specifically, we face competition in the consumer credit, investment, payments and insurance segments. Our main competitors in the Brazilian consumer credit space include Itaú Unibanco S.A., Banco Bradesco S.A., Banco Santander (Brasil) S.A., Banco Caixa Econômica Federal and Banco do Brasil S.A. In the Brazilian investment segment, in addition to certain of our competitors in the consumer credit space, our main competitors include Banco BTG Pactual S.A., Banco Inter S.A., Banco C6 S.A. and XP Inc. In the Brazilian payments space, in addition to certain of our competitors in the consumer credit and investment spaces, we face competition from MercadoPago Instituição de Pagamento Ltda., PicPay Instituição de Pagamento S.A., PagSeguro Digital Ltd. and StoneCo Ltd., among others. In addition to existing competition, new competitors may enter the market or existing competitors may offer new or expand existing products or services.

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

Form 20-F | 2023	162

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

Form 20-F | 2023	163

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

Financial instruments, including derivative instruments, securities, cash and cash equivalents that are substantially composed of securities and compulsory and other deposits at central banks represented 52.1% and 56.9% of our total assets as of December 31, 2023 and 2022, respectively. Any realized or unrealized future gains or losses from our investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or assess the fair value of investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in interest rates and interest rates instead increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future, and any losses on our securities and derivative financial instruments could materially and adversely affect our income and financial condition. In addition, any decrease in the value of our investment and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

Form 20-F | 2023	164

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

We currently rely primarily on retail deposits as our main source of funding. As of December 31, 2023, we had US$23.7 billion of deposits, 94.4% of which were payable on demand, while we had US$15.2 billion of cash and cash equivalents and securities, composed substantially of liquid government bonds, and US$7.5 billion in compulsory and other deposits at central banks. The ongoing availability of funding through retail deposits is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy, in the financial services industry and in us, the availability and extent of deposit guarantees and competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals that we experience in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. This would have a material adverse effect on our results of operations, financial condition and prospects.

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

Form 20-F | 2023	165

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

As of December 31, 2023, we had total indebtedness of US$1,177.3 million (comprising US$4.0 million in instruments eligible as capital, US$ 1,136.3 million in borrowings and financing and US$36.9 million in lease liabilities). Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Form 20-F | 2023	166

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

As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, Mexico and Colombia, where most of our operations are located, and outside of these jurisdictions. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of and, in turn, the payments, dividends and distributions from, our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A ordinary shares. We may be required to pay taxes on distributions made by our operating subsidiaries to us under the local laws applicable to such subsidiaries. For example, in December 2023, the Brazilian National Congress approved Constitutional Amendment Bill (PEC) no. 45/2019, which was enacted to change the taxes over goods and services also known as the Tax Consumption Reform. According to the Brazilian Government, the next phase of the Reform will be the Income Tax Reform. We believe it is very likely that they will address the income taxes on the distribution of dividends. There are some bills before Congress about taxation on dividends (eg. Bill No. 2,337/21) and any imposition of or increases in the taxation on the distribution of dividends (or similar payments or distributions, such as interest on shareholders’ equity) may adversely affect us.

In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A ordinary shares could be restricted under financing arrangements that we or our subsidiaries may enter into in the future, and such subsidiaries may be required to obtain the approval of lenders to make such payments to us. Furthermore, we may be adversely affected if the governmental authorities of the jurisdictions in which we operate impose legal restrictions on dividend distributions by our local subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Form 20-F | 2023	167

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

Form 20-F | 2023	168

We may require additional capital in the future, which may not be available on acceptable terms or at all.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to develop new or enhanced services or products or to respond to competitive pressures, or to comply with regulatory capital adequacy requirements discussed in “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Other Rules—Prudential Framework and Limits of Exposure.” Such financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures, which would have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our Class A ordinary shares, and the market price of our Class A ordinary shares could decline. Any additional funds raised through debt financing will likely require our compliance with restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. A breach of any such covenant would likely result in a default under the applicable agreement, which, if not waived, could result in acceleration of the indebtedness outstanding.

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

Because we conduct the majority of our operations in Brazil, we are predominately subject to regulation under Brazilian law and by Brazilian authorities, some of which may be periodically amended or revoked. The Brazilian financial and payment markets and Brazilian financial and payment institutions are subject to extensive regulatory control by the Brazilian government, principally by the Central Bank of Brazil, the CVM, the CMN, and the B3, which, in each case, materially affects our business.

Because certain of our subsidiaries are financial services payment institutions in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, including Federal Law No. 12,865/13, as well as to financial services, including Federal Law No. 4,595 of December 31, 1964, as amended, or the “Banking Law” and Federal Law No. 6,385/76 and related rules and regulations issued by the CMN, the Central Bank of Brazil and the CVM. In addition, the activity of one of our subsidiaries as an insurance broker is subject to various laws and regulations in Brazil, such as Federal Law No. 4,594/64, Decree Law No. 73/66 and certain other rules and regulations issued by the CNSP and SUSEP, among others.

Form 20-F | 2023	169

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

Form 20-F | 2023	170

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

Form 20-F | 2023	171

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Germany, Uruguay and the United States. In particular, in Mexico, our products are offered by a financial institution (Sociedad Financiera Popular, subject to the Popular Savings and Credit Law). Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores, or the “CNBV”, National Commission for User Protection and Defense of Financial Services (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros or “Condusef”) and for banks the Bank of Mexico "Banxico". Mexican authorities have been reviewing the regulations applicable to financial entities and closely supervise digital financial companies. Changes to these laws and other applicable laws and regulations (for instance, regarding open banking, cybersecurity, customer digital onboarding) have been discussed by the Mexican regulators, and could materially affect our operations in Mexico. In Colombia, our credit card product is offered by a commercial entity that is subject to extensive regulation, including those governing consumer protection (namely Law No. 1480 of 2011, Decree No. 1074 of 2015 and the Sole Circular of the Industry and Trade Superintendence) and data protection (Law No. 1,581 of 2012). In addition, interest rates in Colombia are capped, as provided in the Colombian Commercial and Criminal Codes. Our activities in Colombia are subject to the supervision of the Industry and Trade Superintendence with regards to consumer relations, data protection and antitrust. Furthermore, the new Colombian Government has shown concrete intentions to promote inclusion and competition via new open banking and instant payments regulation, expected to be discussed in 2023. Changes in these and other applicable laws or regulations in the countries in which we operate, or the adoption of new laws and related regulations, may require us to modify our business practices and may have an adverse effect on us. Moreover, we continue working to expand our operations in Colombia through a new financial entity, Nu Colombia Financiera. This initiative is geared toward diversifying our service offerings, enabling us to attract funds from the public via savings accounts and term deposit certificates. In the foreseeable future, Nu Colombia Financiera is expected to integrate the credit card operations from the current unregulated entity. This strategic move is aimed at leveraging funds from the public to significantly reduce funding costs for our credit offerings, thereby enhancing the efficiency and competitiveness of our financial products. Nu Colombia Financiera will be governed by Colombia's financial regulations, predominantly the Financial System's Basic Legal Statute, which sets the framework for running operations of financial entities. This includes protocols for the safeguarding of customer deposits, as well as guidelines on regulatory compliance and oversight.

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

Form 20-F | 2023	172

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

In addition to such recently enacted regulations, on October 3, 2023, Law No. 14,690 was published, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (“Desenrola Brasil”) and establishing that credit card issuers must submit for approval of the CMN regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito).

With the enactment of Law 14,690/2023, the CMN and the Central Bank of Brazil have regulated, through Resolution No. 5,112 and Resolution No. 365 of December 21, 2023, respectively, the limitation provided for in Law 14,690/2023, which sets forth that the total amount charged by institutions that grant financing through revolving credit and/or installment credit as interest and financial charges may not exceed the original amount of the debt financed and that financial education and transparency measures are to be adopted. This limitation applies to all issuers of credit cards and other post-paid payment instruments.

Moreover, the Brazilian government is studying the possibility of ending the FGTS “birthday withdrawal” (saque aniversário), which is a program that allows workers to withdraw part of their FGTS funds every year on their birthday. We rely on this annual withdrawal as collateral in part of our loan portfolio (i.e., FGTS-secured loans). If the birthday withdrawal program is terminated, we will be unable to originate new FGTS loans, which could negatively impact our loan business.

These discussions are in various phases of development, whether as part of legislative, regulatory or private initiatives in the industry, and the overall impact of any such reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, results of operations and financial condition. For further information on the regulatory landscape, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil.

Form 20-F | 2023	173

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

Form 20-F | 2023	174

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

Form 20-F | 2023	175

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Clean Company Act (which establishes in Brazil the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their Interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares.

We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition or results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. In addition to the laws and regulations governing our status and operation as a financial and a payment institution (discussed in “—We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations”), some of the federal, state or local laws and regulations that affect us include those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws; data protection and privacy laws and regulations; and securities and exchange laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview” for more information. We face significant compliance costs and risk of non-compliance with respect to these existing laws and regulations, which costs and risks could be heightened by changes and developments with respect to such laws and regulations. There has also been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into cybersecurity practices and related disclosures, of companies within its jurisdiction which, at a minimum, can result in diversion of resources for targeted businesses. There can be no guarantee that we will be able to adapt our business, or have sufficient financial resources, to comply with any new regulations, or that we will be able to successfully compete in the context of a shifting regulatory environment.

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

Form 20-F | 2023	176

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

In particular, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados, or the “LGPD”), which went into effect in September 2020, establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of customers, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among other things, data subject's rights, the legal basis for personal data protection, requirements for obtaining consent from data subjects, requirements to implement a privacy governance program, obligations and requirements related to security incidents, data breaches and data transfers. In the event of non-compliance with the LGPD, the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the "ANPD"), responsible for monitoring, implementing and supervising compliance with the LGPD in Brazil, may have the power to impose administrative penalties depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4 of February 24, 2023, such as (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of our gross sales; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. Moreover, we may be liable for property, moral, individual or collective damages caused by us or by third-party providers or business partners that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. We cannot guarantee that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities, courts or other bodies, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD still requires regulation from the ANPD regarding several aspects of the law, which are yet unknown, we may have difficulty adapting our systems and processes to the LGPD due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.

Form 20-F | 2023	177

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

Internationally, many jurisdictions have established their own data security and privacy legal framework with which we or our customers may need to comply, including, but not limited to, the European Union, or the “EU.” The EU’s privacy, data protection and information security landscape is currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the EU, the General Data Protection Regulation, or the “GDPR,” which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for data protection compliance programs and significant increases in the level of sanctions for non-compliance. In particular, under the GDPR, EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million (equivalent to US$22.1 million as of December 31, 2023) or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Being subject to the GDPR, we may need to take steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot guarantee that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face liability under the GDPR. We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in the jurisdictions in which we operate, including in Mexico and Colombia and in jurisdictions into which we may expand in the future.

Form 20-F | 2023	178

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

Form 20-F | 2023	179

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations must be held in Brazilian federal government securities or return yielding balances at the Central Bank.

In recent years, the CMN and Central Bank of Brazil have also published several rules to implement, update and improve Basel III and associated capital and prudential rules in Brazil. This set of regulations includes a revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, for instance, Central Bank of Brazil Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022. The new prudential requirements will be enforceable according to an implementation calendar, with full implementation expected to take place in January 2025, and establish a new set of rules aiming to harmonize the capital and prudential requirements applicable to payment services offered by payment institutions (including those provided by Nu Pagamentos) and to those applicable to payment services offered by financial institutions. New rules, including those that might result from the implementation of Basel III by the Brazilian regulators, may increase the minimum capital requirements applicable to Nu’s prudential conglomerate.

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

Form 20-F | 2023	180

There can be no assurance that we will not be a passive foreign investment company for the current or any future taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

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

Based on proposed U.S. Treasury regulations, or the “1995 Proposed Regulations,” including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2023 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Among other reasons, whether we were a PFIC in 2023 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which could be volatile) may vary from time to time. In addition, proposed U.S. Treasury regulations in 2021, or the “2021 Proposed Regulations,” significantly alter the application of the exception to the PFIC rules for the active conduct of a banking, financing, or similar business. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A ordinary shares are regularly traded on a qualified exchange. For further discussion see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

Form 20-F | 2023	181

Changes in tax laws, incentives, benefits and regulations may adversely affect our financial condition and results of operations.

Group companies located in Brazil currently are subject to Income Tax, or "IRPJ," at a rate of 25% and Social Contribution on Net Profit, or "CSLL," at a rate of 15% for financial companies and at a rate of 9% for non-financial companies. Furthermore, the Contribution for Social Security Financing, or "COFINS," is charged on financial income obtained by companies at a rate of 4% and a rate of 7.6% for non-financial income with the possibility of taking credit restricted. The contribution from the Social Integration Program, or "PIS," also applies on financial income obtained by companies at a rate of 0.65% and 1.65% for non-financial income with the possibility of restricted credit taking. Lastly, the service revenue will currently be subject to Service Tax at a rate varying between 2% and 5% depending on the type of service.

Nu group companies in Mexico and Colombia have income tax as their main tax at rates of 30% and 35%, respectively. Nu group companies in Mexico and Colombia are also subject to VAT taxation under the general rates of 16% and 19%.

As of the date of this annual report, the Brazilian National Congress approved "Consumption Tax Reform" the final wording of the Proposal for Amendment to the Constitution No. 45/19, or “PEC 45”, a relevant project in the context of the tax reform which was enacted as Constitutional Amendment (EC) no. 132/2023 “Tax Reform”. The Tax Reform aims at simplifying Brazil’s taxation of consumption regime, by substituting five taxes – namely Tax on Distribution of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços, or "ICMS"); (ii) Tax on Services (Imposto sobre Serviços, or "ISS"); (iii) Tax on Manufactured Products (Imposto sobre Produtos Industrializados, or "IPI"); (iv) the Profit Participation Program Contribution (Programa de Integração Social, or "PIS"), and (v) Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or "COFINS") – for two new taxes: (a) the Tax on Goods and Services (“IBS”) and, (b) the Contribution on Goods and Services, or “CBS,”which will be regulated by complementary laws that are being discussed in the national congress in 2024. The basis calculation and the new tax rates of the new taxes approved by this Tax Reform (CBS, IBS) will be defined by these complementary laws. The project was approved and is subject to a transition period, starting in 2027 and the transition will last until 2033.

Further, recent Brazilian government initiatives have proposed changes to the Brazilian income tax regime that, if enacted, could impact our business. An example is the deductibility of interest on equity could be prohibited, and taxation for withholding dividends, potentially impacting the overall tax burden of our operations in Brazil. Although these laws have not yet been enacted and it is not possible to determine at this time the exact changes that will eventually pass into law, any such changes could have adverse effects on our results and operations, as well as on the taxation applied to the dividends distributed from our Brazilian subsidiaries.

Form 20-F | 2023	182

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, Mexico, Colombia, the Cayman Islands, the United States or any other jurisdiction in which we operate or may in the future operate may result in higher taxation of our business, which may significantly reduce our profits and cash flows from operations. For example, the Brazilian government in recent years from 2019 to date, has changed the social contribution rate on net profit several times, fluctuating between 15% and 20%. As of January 1, 2023 the social contribution rate was at 15% for financial institutions. Another risk is that our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or “ISS”), and any increases in ISS rates would harm our financial results.

Also, it is not possible to precisely predict if and how potential changes may affect our business, but one or more states, municipalities or federal governments may seek to challenge the taxation or procedures applied to our transactions, and could impose taxes or additional reporting, record-keeping or indirect tax collection obligations on our business. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

In addition, our companies use tax benefits and incentives that may cease to exist or not be renewed, impacting our financial results if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, which reduces our annual income tax expense. However, we cannot guarantee that such tax benefits will remain in place or that we will continue to qualify for them.

Our interpretation of certain laws may be subject to review by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the Brazilian Federal Supreme Court (STF), by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the Brazilian Federal Supreme Court reaches a different understanding on the subject matter. That is, if years ago a company obtained authorization from the courts to stop collecting a certain tax, this permission could automatically expire if and when the STF understands that the charge of such tax is actually legitimate. In this sense, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that is sensitive to our business, our financial and operating results could be negatively affected.

Brazilian government authorities at the federal, state and local levels are considering changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If enacted, such changes may harm our financial results by increasing our tax burden, increasing our tax compliance costs or otherwise affecting our financial condition, results of operations and cash flows. Finally, establishing a provision for income tax expense and filing returns requires us to make judgments and interpretations about the application of inherently complex tax laws, and in particular Brazilian income tax laws, which are subject to different interpretations by the taxpayer and relevant governmental taxing authorities. If the judgments, estimates and assumptions we use in preparing our tax returns/ obligations are subsequently found to be incorrect, we could become involved in a dispute with the relevant authority, which in Brazil can involve prolonged evaluation periods and litigation before a final resolution is reached, and which introduces further uncertainty and risk with respect to our tax and related liabilities.

Form 20-F | 2023	183

Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.

We have been, and may in the future be, party to significant legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our employees, customers or suppliers, or environmental, competition, tax or other governmental matters, particularly with respect to civil, tax and labor claims, and in connection with conflicts of interest and lending activities. In view of the inherent difficulty of predicting the outcome of such legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state accurately what the eventual outcome of these pending matters will be. The amount of our provisions in respect to these matters may be substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions recorded by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2023 and 2022, we had provisions for taxes, other legal contingencies and other provisions of US$8.1 million and US$17.9 million, respectively

Our indemnities and insurance coverage may not cover all claims that may be asserted against us and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in future proceedings or similar matters under various laws. Should the ultimate judgments or settlements in any proceeding or investigation significantly exceed our indemnity rights and insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A ordinary shares. Further, even if we adequately defend our case in a proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings, which could adversely affect our business. For more information see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Form 20-F | 2023	184

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

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. However, non-compliance could also negatively impact our reputation as well as our brand and customers’ trust in us.

The integration of artificial intelligence tools into our operations presents significant intellectual property challenges. Determining intellectual property for artificial intelligence-generated content remains ambiguous, which may potentially lead to infringement claims. Using third-party artificial intelligence tools raises concerns about the origin of data and algorithms, which may lead to intellectual property infringements that could inadvertently implicate us. Artificial intelligence tools might also unintentionally access or use copyrighted materials, heightening our exposure to intellectual property disputes. As artificial intelligence tools continue to evolve, ensuring protection against intellectual property infringements becomes progressively more challenging.

Form 20-F | 2023	185

We may face restrictions and penalties under the Brazilian Consumer Protection Code.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered. As of December 31, 2023, we had approximately 24,226 active proceedings with PROCONs and small claims courts relating to consumer rights. To the extent customers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning consumer protection in the jurisdictions in which we operate and jurisdictions into which we intend to expand in the future, including in Mexico and Colombia and elsewhere in Latin America.

Risks Relating to the Countries in Which We Operate

Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares

The currencies of the countries in which we operate, most notably Brazil, Colombia and Mexico, have experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In particular, the Brazilian government has implemented various economic plans and used various exchange rate policies to stabilize the real, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system, which plans and policies have had varying degrees of success. Exchange rate volatility could cause our costs to increase relative to our revenue, given that around 27% of our costs in the year ended December 31, 2023 were directly or indirectly linked to the U.S. dollar, whereas the majority of our revenue was denominated in the real.

Form 20-F | 2023	186

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

As an example, there have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy and financial markets. In 2022 and 2023, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The global economy was also adversely affected by the ongoing conflict in the Middle East in the second half of 2023. The war is causing a humanitarian crisis in the Gaza Strip and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility. In tandem with the appreciation of the U.S. dollar, these increases could cause greater inflationary pressures and may hinder the Brazilian economic recovery. Additionally, the conflict has an impact on the global agricultural commodity supply, such that if grain prices rise due to increased demand, demand for Brazilian output could rise, given the country’s high production capacity and the resulting possibility of negotiating for more competitive prices, increasing export taxes and raising domestic prices, which would generate greater inflationary pressures. The conflict could also influence and change Brazil’s export policy, which could adversely impact the economy and, consequently, the capital market and diplomatic relationships between countries other than those directly involved. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Form 20-F | 2023	187

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms that are acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the EU and emerging markets, may affect the volume of foreign investments in Brazil. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our Class A ordinary shares.

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

Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm our business, financial condition and results of operations and the price of our Class A ordinary shares.

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our Class A ordinary shares may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

Form 20-F | 2023	188

●	growth or downturn of the relevant economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy, and changes in tax laws;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	labor and social security regulations;
●	energy and water shortages and rationing;
●	the outbreak of any communicable diseases or any other public health crises;
●	commodity prices; and
●	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Uncertainty over whether Brazil and other Latin American governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Latin America, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A ordinary shares.

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

Form 20-F | 2023	189

As has been true in the past, the current political and economic environment in Brazil and certain other Latin American countries has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and elsewhere in Latin America, which may adversely affect us and our Class A ordinary shares.

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

Luis Inácio Lula da Silva, or “Lula,” was elected president in October 2022, for a four-year term starting in January 2023. Lula’s first days in office were impacted by the largest protests against democratic institutions in the history of Brazil. Certain groups formed by extreme supporters of the defeated candidate (former president Jair Messias Bolsonaro) performed acts of civil unrest and stormed into Brazil’s Supreme Court, Congress and Presidency buildings, conducting acts of violence and destruction. Although extreme and concerning, we believe the rapid response to deal with such a situation did not result in deterioration of institutions nor the political environment.

Following this episode, the new administration secured a broad coalition to reelect both speakers of the Congress. Although important initial steps, we believe coalitions are sensitive structures that rest on unstable grounds and this instability might lead to market uncertainty.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Central Bank of Brazil, the Brazilian government introduces measures to control inflation that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers.

The term of office of Mr. Roberto Campos Neto, the current president of the Central Bank of Brazil, is set to conclude at the end of 2024. Within the scope of his responsibilities as president of Brazil, Lula will appoint a new president for the Central Bank of Brazil for a four-year term, starting in January 2025. As this position holds significant influence over monetary policy and economic regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

Form 20-F | 2023	190

Developments and changes in investors’ perception of risk in other countries, especially in the United States, Europe and other emerging countries, may materially and adversely affect the Brazilian economy and the market value of Brazilian securities, including our Class A shares.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past years, with a contraction of 3.3% in 2016, a compound growth of 1.1% between 2017 and 2021, 3.0% in 2022 and 2.9% in 2023, according to most recent and reviewed data from IBGE. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Inflation and certain government measures to curb inflation have historically harmed the economies and capital markets in some of the countries in which we operate, including Brazil, and high levels of inflation in the future could harm our business and the price of our Class A ordinary shares.

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

Form 20-F | 2023	191

For example, according to Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA index”), Brazil recorded inflation of 4.6% in 2023, 5.8% in 2022, 10.1% in 2021 and 4.5% in 2020. Measures adopted by the Brazilian government to control inflation have included the maintenance of a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Furthermore, the official interest rate (Selic) is set by the Monetary Policy Committee, or “COPOM,” formed by the Chairman and officers of the Central Bank of Brazil, every 45 days. On December 8, 2021, Selic was set at 9.25% and reached 13.75% on August 3, 2022, due to concerns with inflationary pressures. Inflation and certain governmental actions to curb inflation, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets.

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

Any further downgrading of Brazil’s credit rating could depress the trading price of our Class A ordinary shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the potential for changes in any of these factors. The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 14, 2022. On December 19, 2023, Standard & Poor’s increased Brazil’s credit rating to BB stable.

Form 20-F | 2023	192

●	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 12, 2022, Moody’s maintained Brazil’s credit rating at Ba2-stable.
●	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On December 20, 2022, Fitch reaffirmed Brazil’s credit rating at BB-negative. On July 26, 2023, Fitch upgraded Brazil’s credit rating from BB- to BB and changed its outlook to stable.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A ordinary shares to decline.

Risks Relating to Our Class A Ordinary Shares

An active trading market for our Class A ordinary shares may not be sustainable. If an active trading market is not maintained, you may not be able to sell your shares and you could lose a significant part of your investment.

Although our Class A ordinary shares are listed and traded on NYSE, an active trading market for our shares may not be maintained. If an active market for our Class A ordinary shares is not sustained, you may have difficulty selling any of our Class A ordinary shares that you buy. Further, the market price of our Class A ordinary shares may be materially and adversely affected if an active trading market is not maintained.

The market price of our Class A ordinary shares may be influenced by many factors, some of which are beyond our control, including:

●	announcements by us or our competitors of significant developments;
●	technological innovations by us or competitors;

Form 20-F | 2023	193

●	the failure of financial analysts to cover our Class A ordinary shares or changes in financial estimates by analysts;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A ordinary shares or the shares of our competitors;
●	actual or anticipated variations in our operating results;
●	future sales of our shares; and
●	investor perceptions of us and the industries in which we operate.

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

Our founding shareholder and CEO David Vélez owns 88.8% of our outstanding Class B ordinary shares, which represents 75.9% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.

David Vélez, our founding shareholder and chief executive officer, continues to control our Company through his beneficial ownership of 88.8% of our outstanding Class B ordinary shares, and consequently, 75.9% of the combined voting power of our issued share capital. Our Class B ordinary shares are entitled to 20 votes per share and our Class A ordinary shares are entitled to one vote per share. Our Class B ordinary shares are convertible into an equivalent number of Class A ordinary shares. As a result, so long as David Vélez beneficially owns 58.5% of the outstanding Class B ordinary shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. David Vélez will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding Class A ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. In addition, we have entered into a Shareholder’s Agreement with David Vélez pursuant to which we have granted him the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.” The decisions of David Vélez on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders”.

Form 20-F | 2023	194

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

Future sales of a substantial number of our Class A ordinary shares or the perception that such sales could occur, could cause the price of our Class A ordinary shares to decline.

The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, a large number of Class A ordinary shares becoming available for sale or the perception in the market that such sales could occur. As of December 31, 2023, we have approximately 3,682,625,012 Class A ordinary shares outstanding, and 1,083,312,142 Class B ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees are able to sell their Class A ordinary shares, in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC, as applicable. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A ordinary shares, the market price of our Class A ordinary shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A ordinary shares to decline.

Sales of a substantial number of our Class A ordinary shares, or the perception that such sales may occur, could cause the trading price of our Class A ordinary shares to fall or make it more difficult for you to sell your Class A ordinary shares at a time and price that you deem appropriate.

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

Our Memorandum and Articles of Association and the Shareholder’s Agreement contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

Form 20-F | 2023	195

●	authorize our board of directors to issue, without further action by the shareholders, undesignated preferred shares with terms, rights and preferences determined by our board of directors that may be senior to our Class A ordinary shares;
●	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors;
●	impose advance notice requirements for shareholder proposals;
●	limit our shareholders’ ability to call special meetings;
●	require approval from the holders of at least two-thirds in voting power of all outstanding shares entitled to vote thereon to amend a provision of our Memorandum and Articles of Association;
●	condition any change of control of our company on the consent of the holders of a majority of the Class B ordinary shares in issue; and
●	provides our founding shareholder, David Vélez, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 40% of the voting power of our issued share capital, the ability to designate a majority of the members of our board of directors, as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.”

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

Form 20-F | 2023	196

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

Form 20-F | 2023	197

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

We cannot predict if investors will find our Class A ordinary shares less attractive because we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active and more volatile trading market for our Class A ordinary shares.

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

Form 20-F | 2023	198

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares.

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

David Vélez controls a majority of the voting power of our shares. As a result, we are a “controlled company” within the meaning of the NYSE listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We rely and intend to continue to rely on some or all of these exemptions. As a result, we do not have a stand-alone nominating and corporate governance committee, and our Compensation and People Committee is not required to consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Form 20-F | 2023	199

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

Form 20-F | 2023	200

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

Form 20-F | 2023	201

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

Form 20-F | 2023	202

Judgments of Brazilian courts to enforce our obligations with respect to our Class A ordinary shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A ordinary shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A ordinary shares.

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

Form 20-F | 2023	203

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

Although we have developed systems and processes that are designed to protect our networks, applications, accounts and the confidentiality, integrity and availability of data and customer data and our information technology systems and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security and there can be no assurance that our safety and security measures (and those of our third-party providers) will prevent damage to, or interruption or breach of, our information systems and operations. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, ransomware, social engineering attacks, unauthorized access or misuse and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Our security measures may also be breached due to human error, malfeasance, fraud or malice on the part of employees, accidental technological failures, system errors or vulnerabilities, or other irregularities. Further, nearly all of our employees were working remotely during a significant part of the year, which may cause heightened vulnerability to cyberattacks across our business and those of our service providers. In the event our or our third-party providers’ protection efforts are unsuccessful and our systems or solutions are compromised, we could suffer substantial harm.

Form 20-F | 2023	204

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

Form 20-F | 2023	205

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

Form 20-F | 2023	206

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

Form 20-F | 2023	207

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

Form 20-F | 2023	208

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

Form 20-F | 2023	209

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

Our use of third-party open-source software could negatively affect our ability to offer and sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of third-party open-source software, including Python, Java, JavaScript, Flutter, Dart, Swift, among others programming languages, and we intend to continue our use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open-source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates open-source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software and that we license such modifications or derivative works under the terms of the particular open-source license. If an author or other third party that uses or distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use or sale of our solutions that contained or are dependent upon the open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products and services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open-source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to make our software source code freely available, which would put us at a competitive disadvantage, purchase a costly license (with binding clauses that restrict our ability to commercialize and develop the implicated products or services), or cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. Litigation could be costly for us to defend, have a negative effect on our financial condition and results of operations or require us to devote additional research and development resources to change the source code underlying our platform, products and services. The terms of many open-source licenses to which we are subject have not been interpreted by courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide, or distribute the products or services related to, the open-source software subject to those licenses. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Form 20-F | 2023	210

In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business. Although we seek to comply with our obligations under the various applicable licenses for open-source software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. We do not have open-source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open-source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open-source license terms, such disclosure could harm our intellectual property position, competitive advantage, financial condition and results of operations. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open-source software, we may lose the right to continue to use and exploit such open-source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

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

Form 20-F | 2023	211

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

Form 20-F | 2023	212

Item 1. Identity of Directors, Senior Management and Advisors

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 5. Operating and financial review and prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors".

Form 20-F | 2023	213

A.	Operating Results

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

The selected statements of financial position as of December 31, 2023 and 2022 and the selected statements of profit or loss for the years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

Statement of Profit or Loss Data

	For the Years Ended December 31,
	2023	2022	2021
	(in US$ millions, except amounts per share)
Interest income and gains (losses) on financial instruments	6,439.7	3,555.2	1,046.7
Fee and commission income	1,589.3	1,237.0	651.3
Total revenue	8,029.0	4,792.2	1,698.0
Interest and other financial expenses	(2,036.9)	(1,547.9)	(367.4)
Transactional expenses	(215.9)	(176.4)	(117.1)
Credit loss allowance expenses	(2,285.2)	(1,404.9)	(480.6)
Total cost of financial and transactional services provided	(4,538.0)	(3,129.2)	(965.1)
Gross profit	3,491.0	1,663.0	732.9
Operating Expenses
Customer support and operations	(488.1)	(335.4)	(190.5)
General and administrative expenses ("G&A")	(1,042.3)	(1,333.3)	(628.9)
Contingent share award (CSA) termination	-	(355.6)	-
G&A – Other	(1,042.3)	(977.7)	(628.9)
Marketing expenses	(171.0)	(152.9)	(79.6)
Other expenses (income)	(250.5)	(150.3)	(4.1)
Total operating expenses	(1,951.9)	(1,971.9)	(903.1)
Profit (loss) before income taxes	1,539.1	(308.9)	(170.2)
Income Taxes
Current taxes	(1,184.2)	(473.3)	(219.8)
Deferred taxes	675.7	417.6	224.7
Total income taxes	(508.5)	(55.7)	4.9
Profit (loss) for the year	1,030.6	(364.6)	(165.3)
Loss attributable to shareholders of the parent company	1,030.6	(364.5)	(165.3)
Loss attributable to non-controlling interest	-	(0.1)	(165.0)
Loss Per Share			(0.3)
Earnings (loss) per share – Basic	0.22	(0.08)	(0.10)
Earnings (loss) per share – Diluted	0.21	(0.08)	(0.10)

Form 20-F | 2023	214

Statement of Financial Position Data

	As of December 31,
	2023	2022
	(US$ millions)
Assets
Cash and cash equivalents	5,923.4	4,172.3
Financial assets at fair value through profit or loss	389.9	133.6
Securities	368,6	91.8
Derivative financial instruments	21.0	41.5
Collateral for credit card operations	0.3	0.3
Financial assets at fair value through other comprehensive income	8,805.7	9,947.1
Securities	8.805,7	9,947.1
Financial assets at amortized cost	24,988.9	13,684.5
Credit card receivables	12,414.2	8,233.1
Loans to customers	3,202.3	1,673.4
Compulsory and other deposits at central banks	7,447.5	2,778.0
Other receivables	1,689.0	521.7
Other financial assets	131.5	478.3
Securities	104.4	—
Customer crypto safeguarding asset	153.3	18.3
Other assets	936.2	541.9
Deferred tax assets	1,537.8	811.1
Right-of-use assets	30.5	19.0
Property, plant and equipment	39.3	27.5
Intangible assets	295.9	182.2
Goodwill	397.5	397.4
Total assets	43,498.4	29,934.9

Liabilities
Financial liabilities at fair value through profit or loss	242.7	218.2
Derivative financial instruments	28.2	9.5
Instruments eligible as capital	4.0	11.5
Repurchase agreements	210.5	197.2
Financial liabilities at amortized cost	34,582.7	23,448.9
Deposits	23,691.1	15,808.5
Payables to network	9,755.3	7,054.8
Borrowings and financing	1,136.3	585.6
Salaries, allowances and social security contributions	166.9	90.6
Tax liabilities	1,300.8	511.0
Lease liabilities	36.9	20.4
Provision for lawsuits and administrative proceedings	8.1	17.9
Deferred income	68.4	41.7
Deferred tax liabilities	–	41.1
Customer crypto safeguarding liability	153.3	18.3
Other liabilities	532.3	636.0
Total liabilities	37,092.1	25,044.1
Equity
Share capital	0.1	0.1
Share premium reserve	4,972.9	4,963.8
Accumulated gains	1,276.9	64.6
Other comprehensive income (loss)	156.4	(137.7)
Total equity	6,406.3	4,890.8
Total liabilities and equity	43,498.4	29,934.9

Form 20-F | 2023	215

Overview

Our Self-Reinforcing Model

Our business is built on four core principles: (1) customer-centric culture, (2) human-centric design for great customer experiences, (3) advanced proprietary technologies, and (4) data science and powerful models. These principles create a self-reinforcing model that serves our customers and partners effectively, generating impact and competitive advantages.

Our model benefits from low costs across four dimensions:

Low Cost to Acquire—We acquire customers efficiently without expensive marketing campaigns or incentives primarily through viral, direct customer referrals. Our CAC was US$7.0[2] per customer (of which paid marketing accounted for approximately 29%), compared to US$6.5 per customer for the year ended December 31, 2022 (of which paid marketing accounted for approximately 31%), all on a FX Neutral basis. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world.

Low Cost to Serve—Our all-digital, cloud-based platform is low cost, highly efficient and scalable. As a result, we estimate that our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbent financial institutions in Brazil, based on their publicly available financial statements. These institutions are burdened by their large physical branch networks and high employee to customer ratios. In Brazil, incumbent banks had, on average, 1,100 customers per employee (according to publicly available data), while our ratio is approximately 14,900 customers per employee as of December 2023, multiple times higher than the ratio of incumbents.

Low Cost of Risk—As we have scaled, we have leveraged our growing pool of proprietary data and our NuX credit engine to underwrite customers more effectively, lower fraud rates and lower our overall cost of risk. Credit limits are optimized at a consumer level using our credit underwriting engine that balances the expected marginal revenue and expected marginal loss associated with incremental limits, including the undrawn portion of credit lines, under a worsening economic scenario. In addition, we pursue a “low and grow” strategy with credit limits: we grant lower limits to new customers who we assess as higher risk and then increase those limits selectively based on a positive usage and repayment track record. As of December 2023, our reported NPL 15-90 days late rate reached 4.1% and our NPL 90+ days late rate reached 6.1% in Brazil. Therefore, our delinquency rate was on average 15% lower than the market’s when adjusting for product and customer income mix and when adjusting Nubank’s personal loans for a 360 days write-off methodology to reflect market practices in the country, according to our analysis based on data from the BCB. For additional information on portfolio risk quality distribution and ECL movements, see Notes 13 and 14 to our annual consolidated financial statements.

[2] Customer Acquisition Costs, or CAC, consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. CAC is calculated as the sum of those costs from January 2019 until December 2023 on an FX neutral basis, divided by the total number of releases of that same period (that is, number of unique customers acquired during that period).

Form 20-F | 2023	216

Low Cost of Funding—As a result of the trust our customers have in us and our growing relevance in our customers’ primary banking relationship we have amassed a large and growing pool of customer deposits since the introduction of our NuAccount in 2017, which has supported our funding needs and reduced our funding costs over time. As of December 31, 2023, we had US$23.7 billion of deposits, all of which were acquired directly, without the use of third-party brokers or intermediaries. For more information on our definition and measurement of primary banking relationship, see “—Factors Affecting Our Performance—Our ability to increase transactions and expand revenue from existing customers.”

We earn revenue from two main sources:

Interest Income and Gains (Losses) on Financial Instruments—We earn interest income from the interest that we charge on revolving and refinanced credit card balances, purchased credit card receivables and loans to customers, as well as the interest we earn on our cash. We invest our cash primarily in government bonds that have been highly liquid, and we recognize gains or losses related to fair value changes in these instruments. For the years ended December 31, 2023 and 2022, interest income and gains (losses) on financial instruments represented 80.2% and 74.2% of total revenue, respectively. The size of our interest-earning portfolio was US$8.2 billion as of December 31, 2023 and US$4.3 billion as of December 31, 2022, and we earned US$6.4 billion of interest income and gains (losses) of financial instruments for the year ended December 31, 2022 and US$3.6 billion for the year ended December 31, 2022.

Form 20-F | 2023	217

Fees and Commission Income—Our fees and commission income are closely correlated to the usage of our products. The majority of our fee-based revenue comes from interchange fees which we earn when our customers make purchases using our cards in credit or prepaid purchases. These fees are set by Mastercard and paid by the merchants who accept our cards. As a result, our customers do not pay these fees, and we are able to offer a core credit card with no annual fees. Fees earned on credit card purchases are higher than those earned on prepaid purchases and both vary across the geographies we operate in. In addition, we earn revenue from customer subscriptions to our loyalty programs, late payment fees, prepaid mobile phone top-ups, and commissions from our partners for the distribution of certain financial products and services such as investments (brokerage and asset management), insurance and international remittance as well as sales on our marketplace. For the year ended December 31, 2023 and 2022, fee and commission income represented 19.8% and 25.8% of total revenue, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs” for a discussion of regulatory changes that capped our interchange fees from prepaid card transactions, from April 1, 2023 and negatively impacted our revenue.

Our Advantaged Unit Economics

The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance, which we believe provides us with several competitive advantages that include: (1) increasing revenue per customer; (2) high customer engagement; and (3) low customer churn.

The chart below measures the cumulative contribution margin per customer for our customers in Brazil less the customer acquisition costs to acquire those customers across monthly cohorts from the first quarter of 2018 to the fourth quarter of 2023. We define contribution margin as the sum of revenue from our credit card, personal lending and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue. Our customer acquisition costs consist of printing and shipping of cards, credit data costs (primarily consisting of credit bureau costs) and paid marketing. We look at this data all on a per customer level based on the number of customers acquired in the initial quarter and use this number of customers throughout the period of analysis. To calculate the amounts included in the chart below on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2023 (R$4.8572 to US$1.00) throughout, so as to present these amounts as they would have had exchange rates stable over all periods presented.

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

Form 20-F | 2023	218

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

	Years Ended December 31,
	2023	2022	2021 (14)
Customers Metrics
Number of customers (in millions)(1)	93.9	74.6	53.9
Number of customers growth(1)	26%	38%	62%
Monthly active customers (in millions)(2)	78.0	61.2	41.1
Activity rate(3)	83%	82%	76%
Customer Activity Metrics
Purchase volume (in US$ billions)(4)	111.1	81.0	43.8
Purchase volume growth (%)(4)	37%	85%	95%
Monthly average revenue per active customer (in US$)(5)	9.6	7.8	4.5
Monthly average cost to serve per active customer (in US$)(6)	0.8	0.8	0.8
FX Neutral
Purchase volume (in US$ billions)(4)	111.8	84.3	46.2
Purchase volume growth (%)(4)	33%	76%	101%
Monthly average revenue per active customer (in US$)(5)	9.6	8.1	4.7
Monthly average cost to serve per active customer (in US$)(6)	0.8	0.9	0.9
Customer Balances
Deposits (in US$ billions)	23.7	15.8	9.7
Deposits growth (%)(8)	50%	63%	73%
Interest-earning portfolio (in US$ billions)(7)	8.2	4.0	2.0
Interest-earning portfolio growth (%)(7)	105%	100%	308%

Form 20-F | 2023	219

	Years Ended December 31,
	2023	2022	2021 (14)
FX Neutral
Deposits (in US$ billions)(8)	23.7	17.2	11.1
Deposits growth (%)(8)	38%	55%	55%
Interest-earning portfolio (in US$ billions)(7)	8.2	4.3	2.2
Interest-earning portfolio growth (%)(7)	91%	87%	360%

Company Financial Metrics
Revenue (in US$ millions)	8,029.0	4,792.2	1,698.0
Revenue growth (%)	68%	182%	130%
Gross profit (in US$ millions)	3,491.0	1,663.0	732.9
Gross profit margin (%) (15)	43.5%	34.7%	43.2%
Credit loss allowance expenses / credit portfolio (%)(9)	12.5%	12.4%	7.3%
Profit (Loss) (in US$ millions)	1,030.6	(364.6)	(165.3)
Adjusted Net Income (Loss) (in US$ millions)(10)	1,196.5	204.1	6.6
FX Neutral
Revenue (in US$ millions)(11)	8,029.0	4,941.1	1,847.1
Revenue growth (%)(11)	63.0%	168.0%	138.0%
Gross profit (in US$ millions)(12)	3,491.0	1,714.6	797.2
Gross profit margin (%)	43.5%	34.7%	43.2%
Profit (Loss) (in US$ millions)(13)	1,030.6	(376.1)	(179.9)
Adjusted Net Income (Loss) (in US$ millions)(10)	1,196.5	210.4	7.2

Form 20-F | 2023	220

(1)	Customer is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or that voluntarily closed their account.
(2)	Monthly active customers are defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement date.
(3)	Activity rate is defined as active customers divided by the total number of customers as of a specific date.
(4)	Purchase volume is defined as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers. Purchase volume and purchase volume growth are presented on an FX Neutral basis to eliminate the effect of foreign exchange, or “FX” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(5)	Monthly average revenue per active customer, or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly ARPAC is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(6)	Monthly average cost to serve per active customer is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly average cost to serve per active customer is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

Form 20-F | 2023	221

(7)	Interest-earning portfolio consists of receivables from credit card operations on which we are accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Interest-earning portfolio and interest-earning portfolio growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Interest-earning portfolio to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(8)	Deposits and deposits growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Deposits to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(9)	Credit loss allowance expenses / credit portfolio is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.
(10)	Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation, hedge of the tax effects on share-based compensation, expenses related to the termination of the 2021 Contingent Share Award (CSA), expenses related to the customer program (NuSócios) and allocated tax effects on customer program (NuSócios). Adjusted Net Income (Loss) is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our Adjusted Net Income (Loss) and our FX Neutral Adjusted Net Income (Loss) to their most directly comparable IFRS measures of income (loss) can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(11)	Revenue and revenue growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information – Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Revenue to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(12)	Gross profit is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral gross profit to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(13)	Profit (loss) is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral loss to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(14)	The 2021 growth number was calculated using the FX Neutral Deposits, the FX Neutral Interest-earning portfolio and the FX Neutral Revenue as of December 31, 2020 of US$6.0 billion, US$0.5 billion and US$0.5 billion respectively, which were calculated using the reported amount of Deposits, Interest-earning portfolio, and Revenue as of December 31, 2020 of US$5.6 billion, US$0.5 and US$0.6 billion and applying the methodology described in “Presentation of Financial and Other Information -FX Neutral Measures”.
(15)	Gross profit margin is calculated by dividing Gross Profit by Total Revenue.

Form 20-F | 2023	222

Customers

Our total number of customers is an important measure of the reach and adoption of our products. We define our customers as individuals and SMEs that have opened accounts with us and do not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account.

We reached 93.9 million customers as of December 31, 2023, an increase of 26% compared to 74.6 million customers as of December 31, 2022, resulting in a net addition of 19.3 million customers over the 12-month period, demonstrating the strength of our self-reinforcing model and keeping the growth rate at high standard levels.

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

Form 20-F | 2023	223

We reached 78.0 million monthly active customers as of December 31, 2023, an increase of 28% compared to 61.2 million monthly active customers as of December 31, 2022. Our activity rates as of December 31, 2023 and 2022 were 83% and 82%, respectively. The growth in the activity rate was driven by the introduction of additional products and the continued increase in the adoption of digital banking in the countries where we operate. Our activity rate is also affected by the mix of customers with our credit card product versus other products such as prepaid cards. Our credit card customers have consistently had higher activity rates given the expansionary nature of credit card expenditures, while our prepaid card customers in contrast have lower activity rates. When we introduced our prepaid card product in late 2018, this led to faster growth in the total number of customers compared to monthly active customers in 2019, while lowering our activity rate as such customers tend to have lower activity than credit card customers. Since then, our activity rate has increased as our customers have tended to use us more frequently across multiple products.

Form 20-F | 2023	224

Purchase Volume, or “PV”

We measure PV to assess the volume of transactions that take place on our card-based products. We earn interchange fees on our PV, which we define as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers from which we do not earn fees.

PV reached US$111.1 billion in the year ended December 31, 2023, an increase of 38% compared to US$81.0 billion in the year ended December 31, 2022. For the year ended December 31, 2023, total interchange fees was US$1,187.9 million, equivalent to 1.1% of PV over the year ended December 31, 2022.

PV grew faster than interchange fees for the year ended December 31, 2023, driven primarily by a greater amount of prepaid card volume, which has a lower interchange rate than credit cards. Prepaid card volume increased more than credit card volume due to a 30% increase in NuAccounts, an increase in prepaid card activations for existing NuAccounts, and an increase in our overall promotion of our prepaid card product.

Our cohorts have generally increased their PV over time as our customers become more familiar with our products, bring more of their spend to our products, grow their wealth and benefit from larger credit lines from us. This can be seen when looking at the monthly average PV across our cohorts, where PV across cohorts increased in December 2023 compared to December 2022.

Form 20-F | 2023	225

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

Monthly ARPAC was US$9.6 for the year ended December 31, 2023. In comparison, Monthly ARPAC was US$7.8 for the year ended December 31, 2022, US$8.1 on an FX neutral basis.

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

The above chart shows Monthly ARPAC for each quarterly cohort starting in the first quarter of 2017 on an FX Neutral basis (as described in "Presentation of Financial and Other Information - Fx Neutral Measures" section). The introduction of our NuAccount in 2017 and its corresponding prepaid card in 2018 were important evolutions in our product set and had a noticeable impact across our key business metrics as they allowed us to accelerate our customer growth by serving a much wider spectrum of the population, including lower-income customers who would not have started off with a consumer credit product such as our credit card. Consequently, customers who join us by acquiring only a NuAccount typically generate lower initial revenue than customers who start off with multiple products, such as a credit card and a NuAccount. To calculate the amounts included in the chart above on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2023 (R$4.8572 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

Form 20-F | 2023	226

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

Monthly ARPAC with Core Products
Q1 Cohorts (FX Neutral)
Core Products: Credit Card, NuAccount, Personal Loan

$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
1
5
9
13
17
21
25
29
33
37
41
45
49
53
57
61
65
69
73
77
81
Months
Jan-17
Jan-23

The above chart displays Monthly ARPAC for first quarter customer cohorts starting in 2017, for those customers active across our Credit Card, NuAccount and Personal Loans products as of December 31, 2023 - displayed as an FX neutral using December 31, 2023 FX as a reference. The first quarter cohorts for 2017 to 2020 have Monthly ARPAC in the US$19 to over US$38 range, for the month of December 2023. Our Monthly ARPAC for customers in these cohorts has increased substantially in the last several months as we started to offer these customers access to our personal loans product in June 2020. Customers with personal loans accounted for 10.3% of our active customer base as of December 31, 2023. As we roll out our offering of consumer credit products, we expect an increasing proportion of our customers to adopt these products going forward.

Form 20-F | 2023	227

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

Our monthly average cost to serve per active customer on both an actual and an FX Neutral basis was US$0.8 for the year ended December 31, 2023. In comparison, our monthly average cost to serve per active customer was US$0.9 for the years ended December 31, 2022 and 2021. On an FX Neutral basis, our monthly average cost to serve per active customer was US$0.9 and US$1.0 for the years ended December 31, 2022 and 2021, respectively. Our improvement in this metric was driven by continued economies of scale as we leveraged our highly scalable tech platform and continue to benefit from our investments in data and infrastructure.

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

Deposits increased to US$23.7 billion as of December 31, 2023, an increase of 50% compared to US$15.8 billion as of December 31, 2022 (or an increase of 38% compared to US$17.2 billion as of December 31, 2022 on an FX Neutral basis). We believe our deposits are highly diversified as they come entirely from our Brazilian retail customer base. As of December 31, 2023, approximately 90% of our total customers in Brazil had balances on deposits or in Money Boxes with us.

Form 20-F | 2023	228

Our deposit base has also proved to be highly resilient, as shown in the graph above, growing steadily over time, independent of the interest rate environment, more than covering our funding needs.

In July 2022, we started to pay interest on deposits at 100% of the Brazilian interbank deposit rate, but retroactively and only for amounts that remained on deposit for more than 30 days. We started to see the full impacts of these actions in the fourth quarter of 2022, and on December 31, 2023 our cost of funding was at 80% of interbank rate, compared to an all-time low of 78% of the interbank deposit rate in December 2022. We have seen no material impact of the deployment of Money Boxes or the changes in interest paid on our deposits inflows.

Interest-Earning Portfolio

We generate interest income from our interest-earning portfolio, interest on corporate cash (which we invest primarily in government bonds) and acquisition of credit card receivables from third party institutions. We define our interest-earning portfolio as revolving and refinanced credit card balances and secured and unsecured personal loans. Our interest-earning portfolio consists of loans to customers and receivables from credit card operations on which we are accruing interest, gross of ECL (Expected Credit Loss) allowance, as of the period end date.

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

New loans to customers and the overall portfolio balance grew during 2023, as described in the paragraph below. The pace of growth has been lower than that of credit cards, but with the ongoing performance of the book we expect this to accelerate over coming quarters. Credit card balances also continue to increase, driven by an increase in PV, primarily as a result of the addition of new customers.

Form 20-F | 2023	229

As of December 31, 2023, our interest-earning portfolio (including credit card receivables and loans to customers) increased to US$8.2 billion, an increase of 105% compared to US$4.0 billion as of December 31, 2022 (or an increase of 91% compared to US$4.3 million as of December 31, 2022, on an FX Neutral basis). Interest over acquired credit card receivables are accrued over a balance of US$1,689.0 million as of December 31, 2023, compared to US$521.7 million as of December 31, 2022.

As of December 31, 2022, our interest-earning portfolio increased to US$4.0 billion, an increase of 100% compared to US$2.0 billion as of December 31, 2021 (or an increase of 85% compared to US$2.3 billion as of December 31, 2021, on an FX Neutral basis).

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

Our net churn has remained relatively low, averaging 0.2% per month in 2023, compared to 0.2% per month in 2022. We define net churn as the (i) sum of (a) customers who choose to cancel their accounts with us (voluntary churn) and (b) customers whose accounts are canceled proactively by us (involuntary churn) (ii) minus revivals, all divided by the number of customers as of the end of the respective period. We consider as revivals customers whose accounts were not valid in the previous month mainly due to fraud and delinquency, but to whom access was restored once the respective issue was addressed.

We believe that our recurring investments in technology and customer service combined with the compounding effects of our self-reinforcing model have resulted in high engagement rates for our active customers. We calculate customer engagement as the ratio of daily active customers (defined here as the number of Brazilian customers that within the day either opened our app or performed a card transaction) to monthly active customers (defined here as the number of Brazilian customers that within a trailing 28-day window either opened our app or performed a card transaction). In December 2023, the 28-day average of this ratio was 56.2%, an increase of 2.4 percentage points compared to 53.8% in December 2022. We believe this showcases engagement similar to leading social network platforms. This social network-like engagement combined with our FinTech monetization is one of the foundations of our powerful self-reinforcing model.

Form 20-F | 2023	230

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

Our goal is for Nu to become our customers’ primary banking account, and our customers are increasingly choosing Nu as their primary banking relationship as they become more comfortable with our products and user experience, increasing their usage of our products. We have become the primary banking relationship for over 61% of our active customers who had been with us for more than 12 months as of December 31, 2023. We define a primary banking relationship as a relationship in which an active customer has at least 50% of their monthly post-tax income (excluding self-transfers) moved out of their NuAccount in any given month. We measured the percentage of primary banking relationships for cohorts released in January 2017, 2018, 2019, 2020, 2021, 2022 and 2023.

Based on our analysis, we believe that (i) within each cohort, at least 50% of active customers have a primary banking relationship with Nu and (ii) each cohort reached the 50% threshold at progressively faster rates. For example, our January 2020 cohort reached the 50% threshold in 22 months, while our January 2022 and January 2023 cohorts reached this threshold in 11 months and 8 months respectively, as illustrated in the following chart.

Form 20-F | 2023	231

While there is an initial disparity between newer and older cohorts, both show a clear upwards trend in consumption over time. Effectively, when we look into a constant initial risk basis, there is a clear uptrend in the spending patterns of our card customers. We believe the compounding effect of integrating millions of new customers each quarter, coupled with their gradual shift to higher spending patterns, will continue to fuel the future growth of purchase volumes.

Constant risk mix is defined as all the acquisition cohorts having exactly the same mix of risk bands defined by our models. With this we simulate what PV and ARPAC would be if we didn't change our risk appetite and expand our approval thresholds. In other words, we are normalizing the risk of each of the acquisition cohorts to be the same (as the one from 2017-Q1), and only seeing the variations in behavior not caused by acquisition strategies changes, i.e. the true evolution of the engagement capacity of our customers and its effects on PV over time.

Form 20-F | 2023	232

Form 20-F | 2023	233

New products and adoption

We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences, and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and prepaid cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans (secured and unsecured), Pix, an in-app marketplace with partnerships with e-commerces, cryptocurrency trading (NuCrypto), auto and life insurance, among other products. We also added investments through the acquisition of NuInvest, having launched personalized investment tools (Money Boxes), and new “Buy Now Pay Later” solutions that allow customers to pay overtime in up to twelve installments on their credit and prepaid card purchases and banking payment slips (boletos). Our most important launches planned for 2024 include the expansion of our lending products in Brazil into secured lines, such as payroll deductible loans, the expansion of our account deposits from customers in Mexico and its launching in Colombia. We expect to launch further products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base. We have seen strong adoption of our new products over the past few years as evidenced across our cohorts. We expect our new products to provide additional avenues to acquire new customers as well as cross-sell within our existing customers as we continue to expect increased adoption of new products on a per customer basis.

The above chart shows the number of products per monthly active customer for each quarterly cohort starting in the first quarter of 2017. We define products per customer as the number of products used by active Brazilian customers divided by the total number of active Brazilian customers within that month. Our earliest cohorts, despite starting out with a single product, have adopted multiple new products as these have been introduced and have approximately four products as of December 31, 2023.

Form 20-F | 2023	234

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

Rapid growth of our consumer credit business and associated credit loss provisioning

As we continue to expand and enhance our credit offerings, we have seen PV grow significantly. Our customer-centric approach and mission to democratize access to financial services have helped us gain market share in a sector that was traditionally dominated by a handful of incumbents for decades. As a result, our share of the Brazilian card PV market (including credit, prepaid and prepaid) has risen steadily each year. In 2023, we represented 13.9% of the total credit card PV, compared to 11.6% in 2022, 8.7% in 2021, 5.7% in 2020 and 3.7% in 2019, according to data from ABECS.

Our credit provisioning model is an expected credit loss model, and frontloads credit loss recognition by provisioning for future expected credit losses, or “ECL,” as soon as a credit limit is granted or loan is extended. While we make these loan loss provisions at the time of loan initiation, we expect to generate revenue and credit losses from these credit card and personal loan customers over time, which negatively impacts our gross profit and gross profit margin in any period where we are adding customers.

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

Form 20-F | 2023	235

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

Macroeconomic environment

Our results of operations are subject to political and economic factors and their respective effects on the availability of funding resources, disposable income, employment rates and average wages. They are also affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in the countries we operate, each of which impacts the number and overall value of payment transactions. For instance, the increase in the overall wages and the number of employed people has positively affected purchasing volume. On the other hand, a high-interest rate scenario tends to make funding costs more expensive.

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries that accounted for over 60% of the population and 66% of the GDP in the region in 2023, according to IMF. In 2023, these countries had populations of around 204 million, 131 million and 52 million, respectively, and recorded GDPs of US$2.1 trillion, US$1.8 trillion and US$364 billion, respectively, in 2023 – measured in current U.S. dollars. In the past years, important industries have consolidated their presence in the region and acquired scale, the most notable being financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. In most Latin American countries, an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Form 20-F | 2023	236

Currently, the majority of our operations are located in Brazil, and we expanded our operations internationally to Mexico and Colombia in 2019 and 2020, respectively, because we believed they were very attractive markets that had some of the same characteristics and opportunities as those we had identified in Brazil. Nu has witnessed a 0.8% annual real GDP growth in Brazil, our core market, since its foundation, according to data from IBGE for the period between 2013 and 2023.

We believe that Latin America has a large and vibrant consumer market. However, the recent economic instability in Latin America has contributed to a decline in market confidence in the economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through 2023.

The following table shows data for real GDP, inflation and interest rates in Brazil, Mexico and Colombia and the U.S. dollar/local currency exchange rate at the dates and for the periods indicated.

Form 20-F | 2023	237

	For the Years Ended December 31,
	2023	2022
	(in percentages, except as otherwise indicated)
Brazil
Real growth in GDP	2.9	3.0
Inflation (IPCA) (4)	4.6	5.8
Average CDI rate, per year (1) (3)	13.2	12.4
Average exchange rate - BRL per USD 1.00 (2)	4.99	5.16
Unemployment rate	7.4	7.9
Mexico
Real growth in GDP	2.5	4.5
Inflation (INPC) (4)	4.7	7.8
Average TIIE rate, per year (1) (3)	11.1	7.6
Average exchange rate - MXN per USD 1.00 (2)(5)	17.79	20.18
Unemployment rate	2.6	2.8
Colombia
Real growth in GDP	0.3	7.3
Inflation (IPC) (4)	9.3	13.1
Average effective IBR rate, per year (1)(3)	13.0	7.2
Average exchange rate - COP per USD 1.00 (2)(5)	4,325.96	4,256.19
Unemployment rate	10.0	10.3

Sources: Brazil: IBGE, IPEA and BACEN; Mexico: Banxico and INEGI; Colombia: Banrep and DANE. All data is frequently revised by the reporting institutions.

(1)	BACEN’s SGS 4392 series; Banxico’s SIE CF111(SF331451) series (overnight); Banrep’s IBR publication.
(2)	BACEN’s SGS 3698 series; Banxico’s Foreign Exchange Market Portal; Banrep’s TRM.
(3)	CDI (Brazilian interbank deposit) and TIIE (Mexican Interbanking Equilibrium Interest Rate) are the interbank interest rates (IBR) defined as the rate of interest charged on short-term loans between banks.
(4)	IPCA (Broad National Consumer Price Index), INPC (National Consumer Price Index) and IPC (Consumer Price Index) are the Brazilian Consumer Price Index.
(5)	MXN (Mexican Pesos) and COP (Colombian Pesos) are the currencies for Mexico and Colombia, respectively.

Form 20-F | 2023	238

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

Acquisitions and new lines of business and other developments

●	On June 28, 2023 the Securities and Exchange Commission of Brazil, or "CVM" Collegiate approved the plan for the discontinuance of our Level III BDRs Program and the cancellation of our registration with the CVM as a foreign public issuer of category "A" securities. The Definition Period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the Sale Procedures, ended on August 21, 2023. On September 22, 2023 we submitted a request to CVM to cancel the registration of the Level III BDRs Program and, consequently, to cancel our registry as a foreign issuer before CVM. On October 31, 2023, the cancellation was approved by CVM.
●	On January 3, 2022, we completed the acquisition of Olivia’s, a US-based data company with subsidiaries in Brazil specializing in applying machine learning and artificial intelligence solutions to retail banking. Olivia has a personal finance management mobile device application with over 100,000 customers as of November 2021, which we believe will further strengthen our open banking initiatives. The total purchase price was US$47 million, of which US$10.5 million was settled on the closing date in cash and the remainder is to be settled upon issuance of 3,909,449 class A ordinary shares on the first anniversary of the acquisition date, and the issuance of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by former shareholders and employees who became part of the Group following the closing. We are treating the share consideration estimated as US$37.2 million that could be issued as consideration for post-combination continued services, in the next 3 years, rendered to Nu by the former shareholders and employees who became our employees following the closing as compensation.

Form 20-F | 2023	239

●	In October 2021, we acquired Spin Pay, a Brazilian payments platform that has pioneered the development of instant payments solutions for online and offline merchants via Pix. As of August 31, 2021, Spin Pay had more than 220 merchants on its platform, connected to Spin Pay through commerce-enablement platforms such as VTEX and Shopify Plus, as well as directly through the Spin Pay API. We believe that the expertise and technology of Spin Pay will be instrumental in the development of our broader payment’s platform in Brazil. The total price was US$13.8 million, partially settled on the acquisition date and the remainder to be settled on the first and second anniversary of the acquisition date. In connection with Spin Pay’s acquisition, we issued 830,490 Class A ordinary shares (equivalent to US$6.3 million) upon closing of the transaction in October 2021, and could issue an aggregate of up to 1,796,826 shares on the first and second anniversaries of closing, and as consideration for post-combination services rendered to Nu by the former shareholders who became employees following the closing, which is considered as compensation and not a component of the purchase consideration transferred and will be expensed as services are rendered. In addition, we may pay up to US$10.9 million in cash as employee compensation which is contingent upon the achievement of certain milestones and services rendered by certain employees.

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

The FX Neutral measures for the years ended December 31, 2022, 2021 and 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2022, 2021 and 2020 (R$5.133, R$5.415 and R$5.240, to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2023 (R$4.978 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2023.

Form 20-F | 2023	240

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2023, 2022 and 2021, as reported by Bloomberg.

	As reported					FX Neutral measures
	For the years ended December 31,			Percentage change (%)		For the years ended December 31,			Percentage change (%)
	2023	2022	2021	2023/ 2022	2022/ 2021	2023	2022	2021	2023/ 2022	2022/ 2021
Adjusted Net Income (Loss) (in US$ millions)
Profit (loss) attributable to shareholders of the parent company	1,030.6	(364.6)	(165.0)	(382.7%)	121.0%	1,030.6	(375.9)	(179.5)	(374.2%)	109.4%
Share-based compensation	289.3	282.5	225.4	2.4%	25.3%	289.3	291.3	245.2	(0.7%)	18.8%
Allocated tax effects on share-based compensation (1)	(89.7)	(73.4)	(60.0)	22.2%	22.3%	(89.7)	(75.7)	(65.3)	18.5%	15.9%
Hedge of the tax effects on share-based compensation	(33.7)	4.0	—	(942.5%)	n.m.	(33.7)	4.1	⎯	(922.0%)	n.m.
Contingent share award termination	⎯	355.6	—	n.m.	n.m.	–	366.6	⎯	n.m	n.m.
Customer program ("NuSócios")	⎯	—	11.2	n.m.	n.m	⎯	—	12.2	n.m.	n.m
Allocated tax effects on customer program	⎯	—	(5.0)	n.m.	n.m	⎯	—	(5.4)	n.m.	n.m.
Adjusted Net Income (Loss) for the year	1,196.5	204.1	6.6	486.2%	n.m	1,196.5	210.4	7.2	468.7%	n.m
Other Key Business Metrics
Purchase volume (in US$ billions)	111.1	81.0	43.8	37.2%	84.9%	111.1	84.3	48.0	32.6%	75.6%
Monthly average revenue per active customer (in US$)	9.6	7.8	4.5	23.1%	73.4%	9.6	8.1	4.9	18.5%	65.6%
Monthly average cost to serve per active customer (in US$)	0.8	0.8	0.8	n.m	n.m	0.8	0.9	0.9	(11.1)%	n.m
Revenue (in US$ millions)	8,029.0	4,792.2	1,698.0	67.5%	182.2%	8,029.0	4,941.1	1,847.1	62.5%	167.5%
Gross Profit (in US$ millions)	3,491.0	1,663.0	732.9	109.9%	126.9%	3,491.0	1,714.6	797.2	103.6%	115.1%

n.m. = not meaningful.

(1)	Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

Form 20-F | 2023	241

FX Neutral measures for deposits and interest-earning portfolio presented in this document were calculated by multiplying the as reported amounts as of December 31, 2022, 2021 and 2020 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$5.280, R$5.576 and R$5.199 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2023 (R$4.857 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

	As reported					FX Neutral measures
	As of December 31,			Percentage change (%)		As of December 31,			Percentage change (%)
	2023	2022	2021	2023/ 2022	2022/ 2021	2023	2022	2021	2023/ 2022	2022/ 2021
Deposits (in US$ billions)	23.7	15.8	9.7	50%	63%	23.7	17.2	11.1	38%	55%
Interest-earning portfolio (in US$ billions)	8.2	4.0	2.0	105%	100%	8.2	4.3	2.3	91%	85%

Form 20-F | 2023	242

Description of Principal Line Items

The following is a summary of the principal line items comprising our consolidated statements of profit or loss.

Total revenue

Our total revenue consists of the sum of our interest income and gains (losses) on financial instruments and fee and commission income, as detailed below:

Interest income and gains (losses) on financial instruments

Our interest and other financial income consists of interest income on loans, credit card receivables (revolving and refinanced credit card balances and personal loans); our cash and other assets at amortized cost are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, interest is calculated from the due date of the credit card bill that was not fully paid.

Gains (losses) on financial instruments consists of the fair value gains and losses from financial instruments. The income arises from both the sale and purchase of financial assets and from changes in fair value caused by movements in interest, equity prices, and other market variables, as well as the interest accrual on the fixed and floating rate securities.

Fee and commission income

The majority of our fee and commission income comes from interchange fees we earn from purchases made using the credit and prepaid cards we issue to customers. We also earn revenue from our premium subscription product (NuRewards), late fees, recharge fees for mobile phones, insurance brokerage commission, and more.

●	Interchange fees. Represents fees to authorize and provide settlement on credit and prepaid card transactions processed through the Mastercard network and are determined as a percentage of the total payment processed. Interchange fees, net of rewards revenue, are recognized and measured upon recognition of the transaction with the interchange network, when the performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and depend on the segment of each merchant. Interchange income is withheld from the amount to be paid to third parties.
●	Rewards revenue. Comprises revenue related to the NuRewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed. It is recorded in the statement of profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.
●	Late fees. Comprises fees charged when credit card bills are not paid by the due date by the relevant customer.

Form 20-F | 2023	243

●	Recharge fees. Comprises the selling price of prepaid telephone credits to customers, net of acquisition costs.
●	Other fee and commission income. Mainly consists of: (i) brokerage commission income from third-party life insurance providers for sales made through our app, (ii) commission income from the issuance of boletos (banking payment slips), which is a printable document issued by merchants that is used to make payments in Brazil, (iii) fee income for cash withdrawals, and (iv) commission from partners for their sales made on our marketplace.
●	Customer Program (NuSócios) represents the costs relating to the incentive and reward program for 7,557,679 customers that expressly agreed to participate in our Customer Program. The total amount of expenses of the program was US$11.2 million as of December 2021, based on R$8.36 price per BDR. Nu recognized the costs associated with the Customer Program arising from funding the subscription and payment of the BDRs for the customers who participated in the Customer Program as a reduction in revenue in the fourth quarter of 2021. The program was terminated in 2023.

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

Interest and other financial expenses

Interest and other financial expenses include: (i) interest expense accrued on deposits; (ii) interest expense relating to interest on our financial instruments, and (iii) discounts on renegotiations of credit card and lending.

Transactional expenses

Transactional expenses include the costs related to data processing, payment scheme license fees, losses from chargeback relating to our credit and debit card transactions, expenses relating to our rewards program in order to fulfill the use of the points by customers, and other costs related to the connection to the payment systems in the countries that we operate. For further information on these costs, see note 6 to our audited consolidated financial statements. The most relevant transactional expenses are:

●	Banking slip costs, which comprise costs of the issuance of boletos (banking payment slips) by banks;
●	Rewards expenses, which comprise the costs incurred to fulfill the redemption of rewards points by our customers;

Form 20-F | 2023	244

●	Credit and debit card network costs, which are costs related to our payment scheme license, i.e., a fee paid to Mastercard to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties; and
●	Other transaction expenses, which are mainly related to financial services expenses such as fees over financial transactions, expenses with clearinghouses and operational losses such as chargebacks. Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event of a billing dispute between a cardholder and the other participant in the credit transaction process is resolved in favor of the customer. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargebacks or refunds from other participants, or if they refuse to or are unable to reimburse us for chargebacks or refunds due to closure, bankruptcy, or other circumstances, we bear the loss for the amounts paid to the cardholder.

Credit loss allowance expenses

Credit loss allowance expenses include losses associated with our credit card transactions and loans receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of credit card and loans receivable. Additionally, credit losses also include reversals of provisions and recoveries and are decreased by recoveries, when the customer pays us after the write-off of the receivable.

Gross profit

Gross profit consists of our total revenue minus total cost of financial and transactional services provided.

Operating expenses

Operating expenses are segregated into customer support and operations, general and administrative expenses, marketing expenses and other expenses (income).

Customer support and operations

Customer support and operations are represented by all the expenses incurred in our process of providing services to our customers, including :

●	Infrastructure and data processing costs include technology, software, and other related costs, primarily related to the cloud infrastructure used by us and other software used in providing services to our customers. These costs associated exclusively with customers’ transactions are presented as “customer support and operations.” Infrastructure and data processing costs also include costs associated with credit and debit card fees paid to Mastercard on a quarterly basis based on the number of active cards;

Form 20-F | 2023	245

●	Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs that are not associated with the initial credit analysis of an applicant are presented as “customer support and operations;”
●	Customer services costs primarily include our costs associated with customer services provided by service providers. The costs that are not exclusively related to the acquisition of new customers are presented as “customer support and operations;”
●	Salaries and associated benefits expenses for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations” and
●	Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first card of a customer are initially recorded as “deferred expenses” assets included in “other assets” and then amortized. The amortization related to the first card of the customer is presented as “general and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “customer support and operations.”

General and administrative expenses

General and administrative expenses represent the amounts that we spend on research and development, certain back-office activities, indirect relations with our customers and overhead. These amounts consist of infrastructure and data-processing costs, credit analysis and collection costs, customer services, salaries and associated benefits, and credit and debit card issuance costs as explained in the customer and support operations description above. It also includes share-based compensation, specialized services expenses and other personnel costs, as follows:

●	Share-based compensation corresponds to the cost of our share-based programs and awards issued;
●	Specialized services expenses comprise miscellaneous costs from service providers; and
●	Other personnel costs are related to expenses related to medical assistance, meal benefit, life insurance, transportation and other benefits provided to all employees, excluding the part allocated as customer support and operations, as stated above.
●	2021 Contingent share award (CSA) termination – On November 29, 2022 David Vélez, the Company’s Chief Executive Office, decided to terminate the 2021 Contingent Share Award. As a result of the termination, we recorded expenses of US$355.6 million in the year ended on December 31, 2022 due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share and expect to bring savings in the aggregate amount of US$ 355.6 million in the seven years following the termination date.

Form 20-F | 2023	246

Marketing expenses

Marketing expenses relate to the production and distribution of our marketing and advertising campaigns on media, online advertising, the positioning of our products on internet search platforms and expenses incurred in relation to trade marketing at events. It also contains salaries and benefits to employees dedicated exclusively to these activities.

Other expenses (income)

Other expenses (income) primarily consists of other income/expenses not classified in the foregoing categories of operating expenses.

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

Our subsidiaries are subject to different income tax regimes and statutory rates. The table presents the statutory income tax rates in percentages for the main countries in which we operate:

Statutory income tax rates	2023	2022	2021
Brazil(1)	40%	41%	45%
Colombia	35%	35%	31%
Mexico	30%	30%	30%

(1)	Comprises Brazilian Social Contribution tax (Contribuição Social sobre o Lucro Líquido – CSLL) and Brazilian Income Tax (Imposto de Renda Pessoa Jurídica – IRPJ). In March 2021, the Social Contribution tax rate in Brazil increased 5 percentage points, thus the combined income tax rate was increased from 40% to 45% and was effective from July 1 to December 31, 2021 and mainly impacted Nu Pagamentos and Nu Financeira. In August 2022, the Social Contribution tax rate in Brazil increased 1 percentage point, thus the combined income tax rate was increased from 40% to 41%.

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

Form 20-F | 2023	247

As a consequence of the current and deferred income taxes and the value of the permanent differences compared to the loss before income taxes, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities.

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth our statement of profit or loss data for the years ended December 31, 2023 and 2022:

	For the Years Ended December 31,		Variation (%)
	2023	2022
	(in US$ millions, except percentages)
Interest income and gains (losses) on financial instruments	6,439.7	3,555.2	81.1%
Fee and commission income	1,589.3	1,237.0	28.5%
Total revenue	8,029.0	4,792.2	67.5%
Interest and other financial expenses	(2,036.9)	(1,547.9)	31.6%
Transactional expenses	(215.9)	(176.4)	22.4%
Credit loss allowance expenses	(2,285.2)	(1,404.9)	62.7%
Total cost of financial and transactional services provided	(4,538.0)	(3,129.2)	45.0%
Gross profit	3,491.0	1,663.0	109.9%
Operating Expenses
Customer support and operations	(488.1)	(335.4)	45.5%
General and administrative expenses ("G&A")	(1,042.3)	(1,333.3)	(21.8)%
Contingent share award (CSA) termination	–	(355.6)	n.m.
G&A – Other	(1,042.3)	(977.7)	6.6%
Marketing expenses	(171.1)	(152.9)	11.9%
Other expenses (income)	(250.4)	(150.3)	66.6%
Total operating expenses	(1,951.9)	(1.971.9)	(1.0)%
Profit (loss) before income taxes	1,539.1	(308.9)	(598.0)%
Income Taxes
Current taxes	(1,184.2)	(473.3)	150.2%
Deferred taxes	675.7	417.6	61.8%
Total income taxes	(508.5)	(55.7)	812.9%
Profit (loss) for the year	1,030.6	(364.6)	(385.7)%

n.m. = not meaningful.

Form 20-F | 2023	248

Total revenue

Total revenue for the year ended December 31, 2023 was US$8,029.0 million, an increase of US$3,236.8 million, or 67.5%, from US$4,792.2 million for the year ended December 31, 2022, primarily attributable to a significant growth in 2023 in our revenues related to interest income from our credit card and lending operation as well as interchange fees (as-total purchase volume grew 37%). Contributing to this increase was the higher interest income from the consumer finance portfolio that can be attributed to the expansion of personal loans and credit cards. Also, the interchange fees increased as total purchase volume grew 37% in the year driven by prepaid volume growth of 18.5%. The components of our total revenue are detailed below:

	For the Years Ended December 31,		Variation (%)
	2023	2022
Interest income – credit card	2,521.9	1,014.9	148.5%
Interest income – lending	1,650.4	932.2	77.0%
Interest income – other assets at amortized cost	851.2	388.7	119.0%
Interest income – other receivables	398.5	161.0	147.5%
Interest income and gains (losses) on financial instruments at fair value	1,017.7	1,058.4	(3.8%)
Total interest income and gains (losses) on financial instruments	6,439.7	3,555.2	81.1%
Interchange fees	1,187.9	917.4	29.5%
Late fees	180.7	104.5	72.9%
Recharge fees	48.7	77.5	(37.2%)
Rewards revenue	24.3	22.4	8.5%
Other fee and commission income	147.7	115.2	28.2%
Total fee and commission income	1,589.3	1,237.0	28.5%
Total revenue	8,029.0	4,792.2	67.5%

n.m. = not meaningful.

Form 20-F | 2023	249

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the year ended December 31, 2023 was US$6,439.7 million, an increase of US$2,884.5 million, or 81.1%, from US$3,555.2 million for the year ended December 31, 2022, primarily attributable to: (i) an increase in interest income from our loan portfolio (US$718.1 million, or 77.0%, increase in interest income – lending) and credit card receivables (US$1,507.0 million, or 148.5%, increase in interest income – credit card) reflecting the combined effect of the growth of our customer base of 26% in the year, reaching 93.9 million customers as of December 31, 2023 compared to 74.6 million customers as of December 31, 2022 and the increase in the CDI rate in 2023 (the CDI rate was an average of 13.2% p.a. compared to an average of 12.4% p.a. in 2022), (ii) an increase in interest income – other assets at amortized costs of US$462.5 million, or 119.0% (iii) an increase in interest income – other receivables of US$237.5 or 147.5%. The increases of item (ii) and (iii) are related to the increase in the CDI rate in 2023, the growth on the acquisition of credit card receivables from acquirers and the compulsory and other deposits at central banks.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2023 was US$ 1,589.3 million, an increase of US$352.3 million, or 28.5%, from US$1,237.0 million for the year ended December 31, 2022, primarily attributable to: (i) an increase of US$270,5 million or 29.5% in our interchange fees arising from the increased purchase volume with our credit and debit cards resulting from an increase in the number of clients, (ii) an increase of US$ 76.2 million or 72.9% in our late fees, specially the credit cards in Brazil and lending, as a result of the portfolio growth of 30% in the year, and (iii) an increase of US$32.5 million or 28.2% increase in other fee and commission income – which were mainly caused by (a) an increase of US$3.9 million in commission related to the higher volume of operation on automated teller machines (ATMs), (b) an increase of US$7.1 million from FX spread revenue, and (c) an increase of US$7.8 million in commissions from insurance and brokerage services.

Form 20-F | 2023	250

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2023 was US$4,538.0 million, an increase of US$1,408.8 million, or 45.0%, from US$3,129.2 million for the year ended December 31, 2022, as detailed below.

	For the Years Ended December 31,		Variation (%)
	2023	2022
Interest expense on deposits	(1,723.8)	(1,407.9)	22.4%
Other interest and similar expenses	(313.1)	(140.0)	123.6%
Interest and other financial expenses	(2,036.9)	(1,547.9)	31.6%
Bank slip costs	(23.9)	(34.0)	(29.7)%
Rewards expenses	(58.3)	(42.3)	37.8%
Credit and debit card network costs	(52.2)	(55.0)	(5.1)%
Other transactional expenses	(81.5)	(45.1)	80.7%
Total transactional expenses	(215.9)	(176.4)	22.4%
Credit loss allowance expenses	(2,285.2)	(1,404.9)	62.7%
Total cost of financial and transactional services provided	(4,538.0)	(3,129.2)	45.0%

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2023 were US$2,036.9 million, an increase of US$489.0 million, or 31.6%, from US$1,547.9 million for the year ended December 31, 2022, mainly attributable to an increase of US$315.9 million or 22.4% in interest expenses on deposits due to (i) the increase in the CDI rate in 2023 (the CDI rate was an average of 13.2% compared to an average of 12.4% in 2022) and (ii) an increase in the volume of deposits of US$7.9 billion reaching US$23.7 billion, or 50%, compared to US$15.8 billion as of December 31, 2022, mainly related to the increase in customer base of Brazil and the launch of "Cuenta Nu" in Mexico in 2023.

Transactional expenses. Transactional expenses for the year ended December 31, 2023 were US$215.9 million, an increase of US$39.5 million, or 22.4%, from US$176.4 million for the year ended December 31, 2022, primarily attributable to: (i) an increase of US$36.4 million or 80.7% in other transactional expenses reflecting an increase in operational losses and costs to improve our infrastructure; (ii) an increase of US$16.0 million or 37.8% in rewards expenses following the growth of our customer base and the purchase volume; and partially offset by (iii) the decrease of US$10.1 million, or 42%, in bank slip costs due to the increase in direct payments from the account.

Form 20-F | 2023	251

Credit loss allowance expenses. Credit loss allowance expenses for the year ended December 31, 2023 were US$2,285.2 million, an increase of US$880.3 million, or 62.7%, from US$1,404.9 million for the year ended December 31, 2022, and it was comprised of an increase in allowance expenses for credit card receivables of US$783.4 million, or 86.3%, and an increase in allowance expenses for loan to customers of US$93.4 million, or 18.8%. The increase for credit card receivables reflects the growth of the purchase volume and the credit card balances to US$14.5 billion as of December 31, 2023, from US$9.3 billion as of December 31, 2022, or an increase of US$5.2 billion, or 56.4%, and the increase in receivables classified as high risk in level 3 to US$1,106.4 million, as of December 31, 2023 compared with US$598.8 million of December 31, 2022. The increase from loan to customers reflects mainly the increase in the loan portfolio to US$3.7 billion as of December 31, 2023 from US$2.0 billion as of December 31, 2022, or an increase of US$1.7 billion or 87.9%. The total ECL allowance for credit cards and loans was 14.2% of the total receivable balance of credit cards and loans as of December 31, 2023, up from 11.9% as of December 31, 2022. For more information, see notes 13 for credit card receivables and 14 for loans to customers to our audited consolidated financial statements.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2023 was US$3,491.0 million, an increase of US$1,828.0 million, or 109.9%, compared to US$1,663.0 million for the year ended December 31, 2022. Our gross margin (gross profit divided by total revenue) increased, reaching 43.5% for the year ended December 31, 2023, compared to 35.0% for the year ended December 31, 2022.

Operating expenses

Operating expenses for the year ended December 31, 2023 were US$1,951.9 million, a decrease of US$ 20 million, or 1%, from US$1,971.9 million for the year ended December 31, 2022. Operating expenses represented 24.3% of our total revenue in 2023, compared to 41.1% in 2022. The main changes leading to the decrease in operating expenses in the period are explained below.

	For the Years Ended December 31,
	2023	2022	Variation (%)
Customer support and operations	(488.1)	(335.4)	45.5%
General and administrative expenses ("G&A")	(1,042.3)	(1,333.3)	(21.8)%
Contingent share award (CSA) termination	-	(355.6)	n.m.
G&A – Other	(1,042.3)	(977.7)	6.6%
Marketing expenses	(171.1)	(152.9)	11.8%
Other expenses (income)	(250.4)	(150.3)	66.7%
Total operating expenses	(1,951.9)	(1,971.9)	(1.0)%

n.m. = not meaningful.

Form 20-F | 2023	252

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2023 were US$488.1 million, an increase of US$152.7 million, or 45.5%, from US$335.4 million for the year ended December 31, 2022, primarily attributable to an increase of: (i) US$54.5 million in infrastructure and data processing costs, (ii) US$35.1 million in credit analysis and collection costs, and (iii) US$14.0 million in credit and debit card issuance costs. Each of (i), (ii) and (iii) driven by the increase of new customers volume in 2023 of 37.3% when compared to 2022. The increase in the purchase volume was higher proportionally compared to the increase in these expenses because of efficiency gains in data processing and our foreign exchange hedging strategy for these expenses. Expenses with salaries and associated benefits increased 16.16% mainly due to the increase in salaries as a result of a collective bargain agreement and the compensation such as bonus and PPR (Results-Sharing Program).

General and administrative expenses. General and administrative expenses for the year ended December 31, 2023 were US$1,042.3 million, a decrease of US$291.0 million, or 21.8%, from US$1,333.3 million for the year ended December 31, 2022, primarily attributable to: (i) termination of Contingent Share Award in 2022 in the amount of US$335.6 million without correspondent amount in 2023; (ii) a decrease of US$34.7 million in share-based compensation due the hedge of corporate and social taxes. Additionally, partially offset by (ii) an increase of US$25.4 million in salaries and associated benefits due to the compensation paid increased, such as bonus and PPR to attract and retain employees; and (iv) an increase of US$30.2 million in infrastructure and data processing costs related to the increase in customer transactions volume.

Marketing expenses. Marketing expenses for the year ended December 31, 2023 were US$171.0 million, an increase of US$18.1 million, or 11.8%, from US$152.9 million for the year ended December 31, 2022, primarily due to the increase of US$10.5 million in marketing expenses as result of paid media on television broadcasters in Brazil, Mexico and Colombia as well as marketing campaigns on digital and external media.

Other expenses (income). Other expenses (income) for the year ended December 31, 2023 was an expense of US$250.5 million, an increase of US$100.2 million, or 66.7%, from an expense of US$150.3 million for the year ended December 31, 2022, primarily attributable to the increase in PIS and COFINS on financial income (US$225.6 million), due to the increase in the total financial income.

Profit (loss) before income taxes

As a result of the foregoing, profit (loss) before income taxes for the year ended December 31, 2023 was US$1,539.1 billion, an increase of US$1,848.0 billion from prior year loss of US$308.9 million for the year ended December 31, 2022.

Income taxes

Income taxes for the year ended December 31, 2023 were a tax expense of US$508.5 million, an increase of US$452.8 million, from a tax expense of US$55.7 million for the year ended December 31, 2022. The effective income tax rates were 33.0% and (18.0%) in the years 2023 and 2022, respectively, primarily due to profit before interest and taxes close to breakeven in 2022.

Form 20-F | 2023	253

Profit (loss) for the year

As a result of the foregoing, profit for the year ended December 31, 2023 was US$1,030.6 million, an increase of US$1,395.2 million, or 382.7%, from a loss of US$364.6 million for the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth our statement of profit or loss data for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,		Variation (%)
	2022	2021
	(in US$ millions, except percentages)
Interest income and gains (losses) on financial instruments	3,555.2	1,046.7	239,7%
Fee and commission income	1,237.0	651.3	89.9%
Total revenue	4,792.2	1,698.0	182.2%
Interest and other financial expenses	(1,547.9)	(367.4)	321.3%
Transactional expenses	(176.4)	(117.1)	50.6%
Credit loss allowance expenses	(1,404.9)	(480.6)	192.3%
Total cost of financial and transactional services provided	(3,129.2)	(965.1)	224.2%
Gross profit	1,663.0	732.9	126.9%
Operating Expenses
Customer support and operations	(335.4)	(190.5)	76.1%
General and administrative expenses	(1,333.3)	(628.9)	112.0%
Contingent share award (CSA) termination	(355.6)	-–	n.m.
G&A - Other	(977.7)	(628,9)	55.5%
Marketing expenses	(152.9)	(79.6)	92.1%
Other expenses (income)	(150.3)	(4.1)	n.m.
Total operating expenses	(1,971.9)	(903.1)	118.3%
Loss before income taxes	(308.9)	(170.2)	81.5
Income Taxes
Current taxes	(473.3)	(219.8)	115.3%
Deferred taxes	417.6	224.7	85.8%
Total income taxes	(55.7)	4.830	n.m.
Loss for the year	(364.6)	(165.3)	120.6%

n.m. = not meaningful.

Form 20-F | 2023	254

Total revenue

Total revenue for the year ended December 31, 2022 was US$4,792.2 million, an increase of US$3,094.2 million, or 182.2%, from US$1,698.0 million for the year ended December 31, 2021, primarily attributable to a significant growth in 2022 in our revenue related to interchange fees (as total purchase volume grew 84% driven by prepaid volume growth of 117%), as well as interest income from our lending operations and credit cards. Contributing to this increase was the rise in Brazil’s interest rates, from our lending operations and securities acquired with cash from deposits and from the IPO, which occurred at the end of 2021. The components of our total revenue are detailed below:

	For the Years Ended December 31,		Variation (%)
	2022	2021
Interest income – credit card	1,014.9	357.8	183.7%
Interest income – lending	932.2	292.7	218.5%
Interest income – other assets at amortized cost	388.7	66.2	487.2%
Interest income – other receivables	161.0	17.3	830.6%
Interest income and gains (losses) on financial instruments at fair value	1,058.4	312.7	238.5%
Total interest income and gains (losses) on financial instruments	3,555.2	1,046.7	239.7%
Interchange fees	917.4	471.5	94.6%
Recharge fees	77.5	48.4	60.1%
Rewards revenue	22.4	26.9	(16.7)%
Late fees	104.5	50.0	109.0%
Other fee and commission income	115.2	65.7	75.3%
Customer program ("NuSócios")	—	(11.2)	n.m.
Total fee and commission income	1,237.0	651.3	89.9%
Total revenue	4,792.2	1,698.0	182.2%

n.m. = not meaningful.

Form 20-F | 2023	255

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

Form 20-F | 2023	256

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2022 was US$3,129.2 million, an increase of US$2,164.0 million, or 224.2%, from US$965.1 million for the year ended December 31, 2021, as detailed below.

	For the Years Ended December 31,		Variation (%)
	2022	2021
Interest expense on deposits	(1,407.9)	(317.5)	343.6%
Other interest and similar expenses	(140.0)	(49.9)	180.6%
Interest and other financial expenses	(1,547.9)	(367.4)	321.3%
Bank slip costs	(34.0)	(36.1)	(5.8)%
Rewards expenses	(42.3)	(36.9)	14.6%
Credit and debit card network costs	(55.0)	(22.7)	142.3%
Other transactional expenses	(45.1)	(21.4)	110.7%
Total transactional expenses	(176.4)	(117.1)	50.6%
Credit loss allowance expenses	(1,404.9)	(480.6)	192.3%
Total cost of financial and transactional services provided	(3,129.2)	(965.1)	224.2%

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

Form 20-F | 2023	257

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

	For the Years Ended December 31,
	2022	2021	Variation (%)
Customer support and operations	(335.4)	(190.5)	76.1%
General and administrative expenses	(1,333.3)	(628.9)	112.0%
Contingent share award (CSA) termination	(355.6)	-	n.m.
G&A - Other	(977.7)	(628,9)	55.5%
Marketing expenses	(152.9)	(79.6)	92.2%
Other expenses (income)	(150.3)	(4.1)	n.m.
Total operating expenses	(1,971.9)	(903.1)	118.4%

n.m. = not meaningful.

Form 20-F | 2023	258

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

Other expenses (income). Other expenses (income) for the year ended December 31, 2022 was an expense of US$150.3 million, an increase of US$146.2 million from an expense of US$4.1 million for the year ended December 31, 2021, primarily attributable to the increase in PIS and COFINS on financial income (US$111.7 million), due to the increase in the total financial income, and the loss of US$ 28.5 million on the revaluation of our investment in Jupiter, an emerging digital banking platform in India.

Loss before income taxes

As a result of the foregoing, loss before income taxes for the year ended December 31, 2022 was US$308.9 million, an increase of US$138.7 million, or 81.5%, from US$170.2 million for the year ended December 31, 2021.

Form 20-F | 2023	259

Income taxes

Income taxes for the year ended December 31, 2022 were a tax expense of US$55.7 million, an increase of US$60.6 million, from a tax benefit of US$4.9 million for the year ended December 31, 2021. The effective income tax rates were 18.0% and 2.8% in the years 2022 and 2021, respectively, primarily due to non-deductible expenses mainly arising from the termination of the 2021 Contingent share award being higher proportionally to the loss before income tax in 2022, compared to 2021.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2022 was US$364.6 million, an increase of US$199.3 million, or 120.6%, from US$165.3 million for the year ended December 31, 2021.

Exchange Rates

While we maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency, as a holding company, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of our subsidiaries, which are denominated primarily in the local currencies of the Latin American countries in which we operate, and as such our consolidated results of operations may be affected by changes in the local exchange rates to the U.S. dollar. We have significant operations in Brazil, Mexico and Colombia. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares” and “Presentation of Financial and Other Information—Financial Statements.”

Brazil

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.874 per US$1.00 mainly due to lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. In 2019, the real depreciated 4.0% against the U.S. dollar, ending the year at an exchange rate of R$4.031 per US$1.00. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.197 per US$1.00 on December 31, 2020, which reflected a 29% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar since December 31, 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar since December 31, 2022. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Form 20-F | 2023	260

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank of Brazil on each business day during monthly and annual periods, as applicable. As of December 31, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$4.841 per US$1.00.

Year	Year-end	Average[1]	Low[2]	High[3]
2019	4.031	3.946	3.651	4.259
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.446

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Form 20-F | 2023	261

Month	Period-end	Average[1]	Low[2]	High[3]
October 2023	5.058	5.065	4.948	5.192
November 2023	4.936	4.898	4.858	5.019
December 2023	4.841	4.897	4.831	4.958
January 2024	4.954	4.914	4.854	4.972
February 2024	4.983	4.964	4.930	5.005
March 2024	4.996	4.980	4.936	5.035
April 2024 (through April 18, 2023)	5.251	5.108	5.008	5.264

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

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

Year	Year-end	Average[1]	Low[2]	High[3]
2019	18.845	19.262	18.772	20.125
2020	19.949	21.496	18.571	25.119
2021	20.738	20.282	19.579	21.819
2022	19.509	20.038	19.166	21.333
2023	16.967	17.730	16.673	19.475

Source: Central Bank of Mexico.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Form 20-F | 2023	262

Month	Period-end	Average[1]	Low[2]	High[3]
October 2023	18.026	18.083	17.669	18.321
November 2023	17.387	17.385	17.125	17.815
December 2023	16.967	17.181	16.920	17.495
January 2024	17.134	17.077	16.810	17.318
February 2024	17.054	17.092	17.042	17.224
March 2024	16.563	16.782	16.563	17.023
April 2024 (through April 18, 2024)	17.057	16.634	16.337	17.057
1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

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

Form 20-F | 2023	263

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

Year	Year-end	Average[1]	Low[2]	High[3]
2019	3,277.14	3,281.09	3,072.01	3,522.48
2020	3,432.50	3,693.36	3,253.89	4,153.91
2021	3,981.16	3,743.09	3,420.78	4,023.68
2022	4,810.20	4,276.59	3,706.95	5,061.21
2023	3,822.05	4,325.05	3,822.05	4,989.58

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Form 20-F | 2023	264

Month	Period-end	Average[1]	Low[2]	High[3]
October 2023	4,060.83	4,222.43	4,053.76	4,386.66
November 2023	3,980.67	4,038.80	3,957.77	4,117.71
December 2023	3,822.05	3,948.21	3,822.05	4,045.22
January 2024	3,925.60	3,916.09	3,822.05	3,969.50
February 2024	3,933.56	3,931.44	3,889.05	3,975.74
March 2024	3,842.30	3,899.34	3,842.30	3,948.67
April 2024 (through April 18, 2024)	3,901.94	3,829.06	3,763.43	3,938.11

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.
B.	Liquidity and Capital Resources

Cash flows

As of December 31, 2023 and 2022, we had US$ 5,923.4 million and US$4,172.3 million, respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months and beyond. The following table shows the generation and use of cash for the years indicated:

	For the year ended December 31,
	2023	2022	2021
	(in US$ millions)
Cash flows (used in) / generated from operating activities	1,266.2	755.6	(2,924.3)
Cash flow (used in) / generated from investing activities	(177.0)	(127.2)	(154.2)
Cash flow (used in) / generated from financing activities	425.2	654.0	3,336.0
Increase (decrease) in cash and cash equivalents	1,514.4	1,282.4	257.5
Cash and cash equivalents – end of the year	5,923.4	4,172.3	2,705.7

Form 20-F | 2023	265

Our cash and cash equivalents include reverse repurchase agreements, short-term investments, bank account balances, securities, voluntary deposits at central banks and other cash and cash equivalents. The reverse repurchase agreements substantially have one-day maturities and have an immaterial risk of change in value. Short-term investments and securities are highly liquid investments with original maturities of three months or less and with an immaterial risk of change in value. Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Central Bank of Brazil and are considered as cash and cash equivalents as they mature in one business day. For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2023 were US$1,266.2 million, an increase of US$510.6 million from a cash flow generated from operating activities of US$755.6 million in the year ended December 31, 2022. Our profit for the year ended December 31, 2023, was US$1,030.6 million, an increase of US$1,395.2 million from US$364,6 million loss for the year ended December 31, 2022. The total balance after the adjustments to reconcile profit for the year to cash used in operating activities for the year ended December 31, 2023 were US$3,277.6 million, compared to US$1,361.2 million for the year ended December 31, 2022, mainly as a result of (i) an increase in credit loss allowance expenses to US$2,487.6 million in the year ended December 31, 2023 compared to US$1,440.9 million in the year ended December 31 2022, (ii) an increase in interest accrued to US$103.6 million in the year ended December 31, 2023 compared to US$ 32.5 million in the year ended December 31, 2022, and (iii) changes in our operating assets and liabilities were principally affected by an increase in cash outflows for credit card receivables, loans to customers and compulsory and other deposits at central banks partly compensated by cash inflows from higher volume of deposits, payables to network and interest received.

Investing activities. Our net cash flows used in investing activities for the year ended December 31, 2023 were US$177.0 million, an increase of US$49.8 million, from US$127.2 million for the year ended December 31, 2022, primarily due to an increase in cash outflows for other intangible assets, related to the capitalized expenses from internally developed projects, as detailed in note 18b. of our audited financial statements.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2023 were US$425.2 million, a decrease of US$228.8 million from US$654.0 million for the year ended December 31, 2022. The decrease in the cash generated resulted primarily from (i) the capital increase that occurred in January, 2022, related to the over-allotment option ("Green Shoe") exercised by the underwriters during the IPO, which had no equivalent event in 2023, and (ii) and a decrease in proceeds from borrowings and financing to US$469.5 million in the year ended December 31, 2023 compared to US$581.1 million in the year ended December 31, 2022.

Form 20-F | 2023	266

As a result of the foregoing, cash and cash equivalents as of December 31, 2023 were US$5,923.4 million, an increase of US$1,751.1 million, from US$4,172.3 million as of December 31, 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2022 were US$755.6 million, an increase of US$3,679.9 million from a cash flow used in operating activities of US$2,924.3 million in the year ended December 31, 2021. Our loss for the year ended December 31, 2022, was US$364.6 million, an increase of US$199.3 million from US$165.3 million for the year ended December 31, 2021. The adjustments to reconcile loss for the year to cash used in operating activities for the year ended December 31, 2022 were US$1,361.2 million, compared to US$293.5 million for the year ended December 31, 2021, mainly as a result of (i) an increase in credit allowance provision to US$1,440.9 million in the year ended December 31, 2022 compared to US$503.7 million in the year ended December 31 2021, (ii) an increase in deferred income taxes to US$417.6 million in the year ended December 31, 2022 compared to US$224.7 million in the year ended December 31, 2021 (iii) the termination of the 2021 contingent share award (for the year ended December 31, 2022 in the total amount of US$355.6 million, which did not occur in the year ended December 31, 2021, and (iv) an increase in share-based compensation expenses to US$253.2 million in the year ended December 31, 2022 compared to US$157.3 million in the year ended December 31, 2021. Changes in our operating assets and liabilities were principally affected by an increase in securities, credit card receivables and compulsory and other deposits and others at central banks compensated by higher volume of deposits, an increase in payables to a credit card network and an increase in interest received.

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

Form 20-F | 2023	267

Indebtedness

As of December 31, 2023, our indebtedness was composed of US$4.0 million in instruments eligible as capital, US$1,136.3 million in borrowings and financing and US$36.9 million in lease liabilities. The following is a description of our material indebtedness as of December 31, 2023:

Borrowings and financing

Borrowings and financing are composed of borrowings denominated in reais issued by our subsidiaries in Brazil, generally indexed to the Brazilian CDI rate; in Mexican Pesos by our Mexican subsidiary, Nu BN Servicios México, S.A. de C.V., or “Nu Servicios”, generally indexed to the Mexican Interbanking Equilibrium Interest Rate, or the “Mexican TIIE; and in Colombian Pesos by our Colombian subsidiary, Nu Colombia S.A., or “Nu Colombia” generally indexed by Colombian Reference Banking Indicator or the “IBR”. The IFC B Loan disbursed in 2023 is USD-denominated, indexed to Libor and counts on interest-rate hedge. On June 8, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Bank of America México, S.A., Institución de Banca Múltiple, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.40% and was settled at its maturity date being July 7, 2023. This term loan credit facility was guaranteed by us and our subsidiary Nu Pagamentos. On July 23, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.00% and maturing on July 19, 2024. This term loan credit facility is guaranteed by us. As of December 31, 2023, US$70.0 million was outstanding under this credit facility.

On November 14, 2022, our Mexican subsidiary Nu Mexico Financieira entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.45% and maturing on November 1, 2024. This term loan credit facility is guaranteed by us, by Nu Servicios by and our subsidiary Nu Pagamentos. As of December 31, 2023, US$10.0 million was outstanding under this credit facility.

On April 11, 2022, we announced the closing of a US$650.0 million credit line via a syndicated facility with Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc. Goldman Sachs International Bank and HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC to support our internationalization strategy and the growth of local operations in Colombia and Mexico. The money is being raised in local currency. Nu is the guarantor and our subsidiaries Nu Mexico and Nu Colombia S.A. are the borrowers of such operations. Proceeds raised will be invested in the Mexican and Colombian markets. As of December 31, 2023, Nu Mexico used the total equivalent to US$435.0 million on the issuance dates, with interest equivalent to 11.98% per annum (TIIE 91 + 1.00%) and maturity date in April 2025; while Nu Colombia used the total equivalent to US$25.0 million on the issuance date, with interest equivalent to 6.18% per annum (Colombian Reference Banking Indicator, or“IBR,” + 1.00%) and maturity date in April 2025.

On December 23, 2022, our Colombian subsidiary Nu Colombia entered into an A/B loan credit facility with International Finance Corporation – IFC, with interest accruing at a rate per annum equal to IBR + 2.80%p.a for Tranche 1 of A Loan (US$20.0 million), IBR + 2.50%p.a for Tranche 2 of A Loan (US$42.5 million) and SOFR + 4.10% for the USD-denominated B Loan (US$202.6 million), which counts on an interest-rate hedge. Total credit facility amount of US$265.1 million maturing on January 23, 2026. This term loan credit facility is guaranteed by us. As of December 31, 2023, US$265.1 million was outstanding under this credit facility.

Form 20-F | 2023	268

Lease liabilities

Lease liabilities correspond to lease agreements for certain items in our operations, primarily in connection with leasing office space under agreements that are generally indexed to reais or Mexican Pesos, as applicable.

Capital Expenditures

In the years ended December 31, 2023, 2022 and 2021, we made capital expenditures (defined as cash payments to acquire property, plant and equipment or intangible assets) of US$177.0 million, US$114.3 million and US$28.4 million, respectively.

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

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2023:

	Payments Due By Period as of December 31, 2023
	Up to 1 month	1 to 3 months	3-12 months	Over 12 months	Total
	(In US$ millions)
Instruments eligible as capital	–	–	4.3	–	4.3
Deposit (1)
Bank receipt of deposit (Recibo de Depósito Bancário - RDB)	20,109.7	241.5	595.2	173.2	21,119.6
Bank certificate of deposit (CDB)	15.9	70.4	138.4	40.4	265.1
Borrowings and financing	14.1	21.5	170.0	1,084.6	1,290.2

Total	20,139.7	333.4	907.9	1,298.2	22,679.2
(1)	Gross nominal outflows for deposits were calculated considering the exchange rate of R$4.957 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2023 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

Form 20-F | 2023	269

The following is a summary of our contractual obligations as of December 31, 2022:

	Payments Due By Period as of December 31, 2022
	Up to 1 month	1 to 3 months	3-12 months	Over 12 months	Total
	(In US$ millions)
Instruments eligible as capital	–	–	–	14.7	14.7
Deposit (1)
Bank receipt of deposit (Recibo de Depósito Bancário - RDB)	13,589.3	207.8	336.2	145.1	14,278.4
Borrowings and financing	0.5	17.0	83.2	620.8	721.5

Total	13,589.8	224.8	434.1	765.9	15,014.6

(1)	Gross nominal outflows for deposits were calculated considering the exchange rate of R$5.280 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2022 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.
C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”

D.	Trend Information

For discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Overview—Our Attractive Opportunity Key—Powerful Secular Trends”; “Item 4. Information on the Company—B. Business Overview—Our Market—Industry Background—the Latin American Financial Services Industry is Ready to Be Reinvented” ” and “Item 4. Information on the Company—A. Operating Results.”

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Form 20-F | 2023	270

Board of Directors

As of December 31, 2023, our board of directors was composed of nine members. Our Memorandum and Articles of Association provide that each director holds office until the next annual general meeting following the annual general meeting at which such director was elected. None of our board members have contracts that provide for benefits upon termination of employment.

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

Name	Age	Position(s)
David Vélez Osorno	42	Founder, Chairman and Chief Executive Officer
Anita Mary Sands	47	Lead Independent Director(1)*
Daniel Krepel Goldberg	48	Director*
David Alexandre Marcus	51	Director (2)*
Douglas Mauro Leone	66	Director(2)*
Jacqueline Dawn Reses	54	Director(2)*
Luis Alberto Moreno Mejía	70	Director(2)*
Rogério Paulo Calderón Peres	62	Director(1)*
Thuan Quang Pham	56	Director (1)*

(1)	Member of the Audit and Risk Committee
(2)	Member of the Compensation and People Committee
(3)	Permanent observer of the Audit and Risk Committee
*	Independent Director

Form 20-F | 2023	271

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands

David Vélez Osorno is our Founder, the Chairman of our Board of Directors and our Chief Executive Officer. Before founding Nu in 2013, David was a partner at Sequoia Capital between January 2011 and March 2013, in charge of the firm’s Latin American investments group. Before Sequoia, David worked in investment banking and growth equity at Goldman Sachs, Morgan Stanley and General Atlantic. He holds a Bachelors of Science in Management Science and Engineering and a Masters in Business Administration, both from Stanford University.

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

Daniel Krepel Goldberg is a member of our Board of Directors, a position he has held since April 2021. Daniel is also a permanent observer of our Audit and Risk Committee since December, 2023. He is currently managing partner and CIO at Lumina Capital Management and formerly was a partner and head of Latin America at Farallon Capital Management, position he held from August 2011 to December 2021. He was the president of Morgan Stanley in Brazil from April 2010 to August 2011. Between January 2003 and December 2006, he headed the Economic Law Secretariat of the Ministry of Justice, a former body of the Brazilian antitrust and consumer protection system. He holds a Bachelor’s Degree and a Doctoral Degree in Law from the University of São Paulo. In addition, he received a Master’s of Laws from Harvard Law School.

Form 20-F | 2023	272

David Alexandre Marcus is a member of our Board of Directors, a position he has held since March, 2023. He is also a member of our Compensation and People Committee since March 2023. Mr. Marcus is CEO and co-founder of Lightspark. Lightspark is building core infrastructure on the Lightning Network. Most recently he led all payments and crypto efforts at Meta. In 2018, Mr. Marcus started Diem (fka Libra). He joined Meta, then called Facebook, in 2014 to lead Messenger, which he took from under 200M monthly users to over 1.5B. Previously, he was PayPal’s President. A lifelong entrepreneur, Mr. Marcus launched two companies in Europe, then founded mobile payments company Zong in Silicon Valley, which was acquired by PayPal in 2011.

Douglas Mauro Leone is a member of our Board of Directors, a position he has held since 2016. He has also been a member of our Compensation and People Committee since July 2021. Doug is a Partner at Sequoia Capital, which he joined in 1988 and become a Partner in 1993. From 2012 to 2022, he served as its Global Managing Partner, and from 1996 to 2012 he served as Co-Head of the Partnership. Doug also serves on the Board of Directors of ActionIQ, Cresta, Cyera, Island.io, Sequoia Heritage, Soley Pharmaceutical, StrongDM, Trade Republic, Wiz, and Zafran. Before Sequoia, Doug began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer. He holds a Bachelor’s of Science in Mechanical Engineering from Cornell University, a Master’s of Science in Industrial Engineering from Columbia University, and a Master’s of Science in Management from the Massachusetts Institute of Technology.

Jacqueline Dawn Reses is a member of our Board of Directors, a position she has held since March 2021. She has also been the Chair of our Compensation and People Committee since July 2021, and acted as a member of our Audit and Risk Committee from June 2021 until December 2023. She is the current Chairwoman and Chief Executive Officer of Lead Bank (since October 2021) and most recently served as executive chair of Square Financial Services LLC and capital lead at Block, Inc. (Square, Inc.), a publicly traded financial services company which provides services to small businesses and consumers, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. She serves on the board of directors of Affirm, Endeavor and Taskus and she was the chairperson of the Economic Advisory Council of the Federal Reserve Bank of San Francisco until October 2022. She holds a Bachelor’s of Science in Economics with honors from the Wharton School of the University of Pennsylvania.

Luis Alberto Moreno Mejía is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Compensation and People Committee since July 2021. He joined us after his 15-year tenure as the President of the Inter-American Development Bank Group from October 2005 to September 2020, and has served as a Managing Director at Allen & Co. since February 2021. He has also served as Colombia’s Ambassador to the United States for seven years from October 1998 to June 2005. He had a distinguished career in business and government. As Minister of Economic Development between July 1992 and January 1994, he was head of the Instituto de Fomento Industrial, Colombia’s public sector holding company. In the private sector he was the executive producer of TV Hoy. He holds a Degree in Business Administration and Economics from Florida Atlantic University and a Master’s in Business Administration from the Thunderbird School of Global Management. In 1990, Harvard University awarded him a Neiman Fellowship for his achievements in the field of journalism.

Form 20-F | 2023	273

Rogério Paulo Calderón Peres is a member of our Board of Directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A. and Itaú Unibanco Holdings S.A. between 2007 and 2014, and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He also serves as a Board member in Alupar Investimentos S.A. since December 2016, and Grupo Casas Bahia S.A. since September 2019, both listed companies in Brazil. He has also been the chairman of the audit committee and designated financial expert at B3 since April 2018. He holds a Bachelor’s in Business Administration from Fundação Getulio Vargas and a Bachelor’s in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, Fundação Getulio Vargas and Fundação Dom Cabral.

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

On February 1, 2024, our board of directors appointed Livia Martines Chanes as Brazil Chief Executive Officer and on February 15, 2024, our board of directors appointed Elita Vechin Pastorelo Ariaz as Chief Legal Officer.

The following table lists our current executive officers:

Form 20-F | 2023	274

Name	Age	Position(s)
David Vélez Osorno	42	Chief Executive Officer
Youssef Lahrech	50	President and Chief Operating Officer
Cristina Helena Zingaretti Junqueira	41	Chief Growth Officer
Elita Vechin Pastorelo Ariaz	54	Chief Legal Officer
Guilherme Marques do Lago	45	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	47	Chief Risk Officer
Jagpreet Singh Duggal	50	Chief Product Officer
Livia Martines Chanes	41	Brazil Chief Executive Officer
Suzana Kubric	44	Chief People Officer
Vitor Guarino Olivier	34	Chief Technology Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Rua Capote Valente, 39 – Pinheiros, São Paulo, Brazil.

David Vélez Osorno. See “—Board of Directors.”

Youssef Lahrech has been our President since August 2022, and Chief Operating Officer since 2020. He reports directly to the CEO, and is responsible for the company's operations, including the performance of products, platforms, marketing and country operations, as well as corporate functions. Before joining us in 2020, he spent 19 years at Capital One helping build and grow businesses in Canada and the United States, serving in a number of roles involving product, analytics, risk, and technology. He holds a degree in Mathematics from the Ecole Polytechnique and a degree in Engineering from the École des Ponts ParisTech, both in France, as well as a Master’s in Engineering from the Massachusetts Institute of Technology.

Cristina Helena Zingaretti Junqueira is our Co-Founder and Chief Growth Officer of the Group since August 2022. Besides being responsible for the operations and strategies of growth in Mexico, and Colombia, she also has a global role in leading functions like marketing and communications. Before founding Nu in 2013, she worked for several years at Itaú Unibanco S.A. with consumer credit, card products and marketing. Additionally, she was the only Brazilian to be featured on the 2020 edition of Fortune's Most Powerful Women International and on Fortune 40 under 40, which recognizes young leaders who are transforming the world of business. Cristina holds an Engineering Bachelors degree and a Masters degree from Universidade de São Paulo (USP), and also an MBA from Northwestern University’s Kellogg School of Management.

Form 20-F | 2023	275

Elita Vechin Pastorelo Ariaz is our Chief Legal Officer (CLO), a position she has held since February 2024. Between 2018 and 2023, Elita was the officer responsible for legal support for commercial operations (wholesale and retail) at Banco Santander, later assuming the position of Executive Vice President for Human Resources and Ombudsman. Between 2002 and 2018, she was responsible for the Legal Department at Banco Safra, holding various positions, including leading the legal department of the Investment Banking division of the asset manager and leading the legal department of the group's international operations. In addition, Elita worked for several years as a foreign lawyer at Cameron & Hornbostel LLP in Washington, DC, USA and as an associate at Lebouf, Lamb, Greene, and MacRae, LLP in New York, NY, USA, focusing on corporate finance. Elita holds a Bachelor degree in Law from the University of São Paulo, an LL.M. from Temple University in Pennsylvania, USA, and a Special Program in Corporate Finance from New York University, USA. She is a member of the Brazilian and New York BAR Associations.

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

Jagpreet Singh Duggal is our Chief Product Officer, a position he has held since 2020. Prior to joining us, he worked at several companies, including as a director of product management at Facebook from May 2018 to January 2020, senior vice president and member of the executive leadership at Quantcast Corporation from June 2011 to March 2018 and several roles at Google from 2006 to 2011 including Head of Strategy for the Google Display business and product leader for Google’s Brand advertising business. He holds a Bachelor's in Mechanical Engineering from Yale University.

Livia Martines Chanes is the Chief Executive Officer for Brazil, a position she has held since January 22, 2024, responsible for the company’s Brazilian Operations. She started at Nubank in 2020 as Vice President of products. Before that, she worked at Banco Itaú in multiple technology driven businesses from 2015 until 2020, and at McKinsey consulting from 2005 until 2015, as a partner in the São Paulo office. She holds a Bachelor's degree in Engineering from the Escola Politécnica of the University of São Paulo and a Master’s degree from École Nationale des Ponts et Chaussées, Paris. She also holds an MBA from INSEAD.

Form 20-F | 2023	276

Suzana Kubric is our Chief People Officer, a position she has held since May 2023. From December 2022 until June 2023 she held the position of Vice President of People and Culture. From March 2021 until November 2022 she held the position of Vice President of HR Business Partners. Before joining Nu, she served several leadership positions in Human Resources in companies of different segments, such as Human Resources Director Latin America and D&I Champion at Kantar IBOPE Media (Ibope pesquisa de midia LTDA) from February 2017 until March 2021, HR Integration Lead & Talent Management Head – Europe and Americas for Consumer Business – at GSK Consumer Health (Glaxosmithkline Brasil LTDA) from November 2015 until January 2017, HR Head at OTC Latam and OTC Mercosul, HR Business Partner at Pharma, Finance and Marketing Support and Talent Management Head at Novartis Biociencias S.A from January 2007 until October 2015, Human Resources Manager at Associação Civil Greenpeace from May 2005 until May 2006, Regional Human Resources Coordinator at CoE Learning & Development, and Human Resources Analyst and Intern at Food Division at Unilever Brasil Industrial Ltda. from November 1999 until April 2015. Mrs. Kubric holds a Bachelor’s degree in Administration from Fundação Armando Álvares Penteado – FAAP and a Master’s in Business Administration from Florida International University.

Vitor Guarino Olivier is our Chief Technology Officer since December 2022. Before, he was our Chief People Officer from February 2022 until December 2022. From December 2019 to January 2022, he served as our vice president of operations and platforms. From March 2019 to March 2020, he served as our vice president of consumers. From August 2016 to March 2019, he served as the general manager of our digital account products. From April 2014 to August 2016, he led our core financial services engineering team. Prior to joining us, he held positions in wealth management, credit, and foreign exchange at Banco BTG Pactual S.A. from August 2011 to March 2014. He holds a degree in Computer Science and Economics from Duke University.

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

Form 20-F | 2023	277

In addition, the Shareholder’s Agreement provides that for so long as our founding shareholder and his affiliates beneficially own at least 5% of the voting power of our issued share capital, our founding shareholder will have the right to designate its pro rata share of the total number of members of the Audit and Risk Committee and the Compensation and People Committee of our board of directors that is equal to the proportion that the number of directors designated by our founding shareholder bears to the total number of directors on our board, except to the extent that such membership would violate applicable law or NYSE rules. The rights granted to our founding shareholder to designate directors pursuant to the Shareholder’s Agreement are additive to and not intended to limit in any way the rights that our founding shareholder or any of his affiliates may have to nominate, elect or remove our directors under our Memorandum and Articles of Association or laws of the Cayman Islands.

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

Form 20-F | 2023	278

B.	Compensation

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

Directors’ and Officers’ Insurance

We understand that directors and officers liability insurance is a crucial component of attracting and retaining our directors and officers. We currently hold a directors and officers liability policy to cover defense costs and losses arising from a claim or preliminary investigation that is not indemnified by the company on behalf of the directors or officers, at a minimal limit. For more information, see “Item 7. Major shareholders and related-party transactions—B. Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors”.

Executive Compensation

Directors and Key Management Compensation

Other than the tax-qualified defined contribution 401(k) plan in which certain executive officers located in the United States participate, we currently do not set aside any amounts related to pension, retirement or other similar benefits.

The aggregate compensation, including that paid by our controlled companies, of our directors and other key management personnel for the year ended December 31, 2023 was US$60.1 million.

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

Form 20-F | 2023	279

Compensation Objectives

Our executive compensation program is designed to achieve the following objectives:

●	Attract and retain the most talented and dedicated executive officers whose knowledge, and skill set are critical to the successful execution of our business strategy;
●	Ensure our executive officers are compensated in a manner consistent with competitive practices of other leading growth companies of a similar size and stage of development;
●	Reward our executive officers for their performance and motivate them to achieve our long-term strategic goals in a manner that is aligned with the interests of our shareholders; and
●	Reinforce our leadership principles and cultural values, which promote empowering and having our customers come first, pursuing the highest performance, taking responsibility for our commitments and growing efficiently.

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

Compensation Composition

The total compensation package for our executive officers consists of a mix of fixed compensation, profit sharing, and share-based compensation. We believe such a structure is well-placed for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executive officers.

Form 20-F | 2023	280

●	Fixed Compensation. Our executive officers receive a fixed base salary, which is paid based on the services provided, and intended to compensate each officer according to the scope of his or her duties.
●	Profit Sharing. In compliance with our Brazil employee union agreements, our executive officers in Brazil are eligible for the Profit Sharing Program. This is a short-term variable remuneration component, linked to the achievement of pre-established business goals through union negotiation. Our Brazil executive officers are subject to the same payout formulae and maximum payouts as the rest of our Brazilian employee population.
●	Share-Based Compensation. We maintain a long-term incentive plan, which provides for awards of options and RSUs. We believe that it is important for the majority of our executive officers’ compensation to be delivered in the form of share-based compensation, creating greater alignment of the interests of key employees with those of shareholders and allowing us and our subsidiaries to attract and retain key employees.

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

In the payment of share-based compensation to our executives, we consider the following: (i) individual performance; (ii) the performance of the business unit; (iii) our performance as a whole; and (iv) the importance of certain performance to our long-term goals and objectives. Our management team members are evaluated based on the achievement of our goals, consisting of specific objectives and indicators, in accordance with our current strategy.

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

Form 20-F | 2023	281

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

Employee Share Plans

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

Administration. Without limitation, our board of directors will have full and final authority, subject to the other terms and conditions of the Omnibus Incentive Plan, to (1) designate participants, (2) determine the type or types of awards to be made to a participant, (3) determine the number of shares to be subject to an award, (4) establish the terms and conditions of each award (including the option price, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer or forfeiture of an award, (5) prescribe the form of each award agreement and (6) amend, modify or supplement the terms and conditions of any outstanding award, including the authority to effectuate the purposes of the Omnibus Incentive Plan, to modify awards to foreign nationals or individuals who are employed outside of Brazil or the United States or to recognize differences in local law, tax policy or custom. Our board of directors delegated to our chief executive officer all of their authority under the Omnibus Incentive Plan, including, without limitation, their authority to make awards under such a plan.

Authorized Shares. The total number of shares authorized for issuance under our equity incentive plans (including the Omnibus Incentive Plan and the SOP, as defined below) is 933,760,320. As of December 31, 2023, 126,454,123 were available for issuance, and there were 59,942,062 options and 66,512,061 RSUs granted and outstanding, vested and unvested, under the Omnibus Incentive Plan and the SOP.

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

Form 20-F | 2023	282

Awards. The Omnibus Incentive Plan provides for the grant of options and RSUs.

Options:

●	Price. The exercise price of each option is set by the board of directors (or our chief executive officer as applicable) and stated in each award agreement. The exercise price of each option for U.S. taxpayers (except with respect to substitute awards) will be at least the fair market value of the shares on the grant date. For non-U.S. taxpayers the exercise price will be determined by our board in its sole discretion. In no event will the exercise price of an option be less than the par value of a share.
●	Term. The options expire after a maximum period of ten (10) years from the grant date, or on the date established in the respective award agreement.
●	Vesting. Each option will become exercisable as the board of directors (or our chief executive officer as applicable) determines and as set forth in the applicable award agreement.
●	Exercise Method. The options are exercised by their holders through delivery of an exercise notice to us establishing the number of options with respect to which the option is being exercised, accompanied by full payment of the option price.
●	Rights of Holders of the Options. Except as otherwise stated in an award agreement, option holders will not have any shareholder rights (e.g., the right to receive cash payments, dividends or distributions attributable to the shares underlying the option or voting rights to shares underlying the option) until the options have been exercised and the respective shares delivered.

RSUs:

●	Restrictions. At the time of grant, our board of directors (or our chief executive officer as applicable) may establish a period of restriction or any other additional restrictions, including the satisfaction of performance goals applicable to RSUs. RSUs cannot and may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or before the satisfaction of any other applicable restrictions.
●	Settlement of RSUs. The RSUs may be settled in cash or shares, as determined and specified in the award agreement.
●	Voting Rights and Dividends. Unless otherwise specified in the award agreement, the holders of RSUs do not have rights as shareholders, including any voting rights or rights to dividends or dividend equivalents, until the RSUs have been settled and the respective shares delivered.
●	Creditor’s Rights. Holders of RSUs will have no other rights beyond those of a general creditor of ours or our affiliates.
●	Delivery of Shares. Shares will be delivered to holders of RSUs after the end of the restricted period and after any other terms and conditions set forth in the award agreement have been satisfied.

Form 20-F | 2023	283

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

Form 20-F | 2023	284

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

Form 20-F | 2023	285

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

C.                       Board Practices

Committees of the Board of Directors

Our board of directors has established an Audit and Risk Committee and a Compensation and People Committee The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit and Risk Committee

Our Audit and Risk Committee consists of Rogério Paulo Calderón Peres, Anita Mary Sands, Thuan Quang Pham, and Daniel Krepel Goldberg in the position of a permanent observer, with Rogério Paulo Calderón Peres serving as chairperson. Our board of directors has determined that Rogério Paulo Calderón Peres, Anita Mary Sands and Thuan Quang Pham meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our Audit and Risk committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The duties and responsibilities of our Audit and Risk Committee include:

●	appointing and overseeing the work and compensation of any accounting firm engaged for the purposes of preparing or issuing an audit report or performing audit, review or attest services for us, including our independent registered public accounting firm;
●	pre-approving the audit services and non-audit services to be provided by our independent registered public accounting firm;
●	discussing the scope and results of the audit with our independent registered public accounting firm, and reviewing, with management and our independent registered public accounting firm, our interim and year-end results of operations;
●	resolving any disagreements between management and our independent registered public accounting firm;
●	evaluating the independence and performance of our independent registered public accounting firm;

Form 20-F | 2023	286

●	overseeing our internal audit function;
●	reviewing and discussing with management and our independent registered public accounting firm our financial statements and public disclosures of our financial information;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for complaints regarding accounting, internal controls or audit matters;
●	reviewing and monitoring our risk management policies and procedures;
●	advising our board of directors regarding the systematic review of our risk exposure to economic sectors, geographic areas and risk types;
●	overseeing our cybersecurity risk management, and discussing with management our cybersecurity program; and
●	reviewing related-party transactions.

Our Audit and Risk Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation and People Committee

Our Compensation and People Committee consists of Jacqueline Dawn Reses, Douglas Mauro Leone Luis Alberto Moreno Mejía and David Alexandre Marcus, with Jacqueline Dawn Reses serving as chairperson. The duties and responsibilities of our Compensation and People Committee include:

●	approving or making recommendations to our board of directors regarding the compensation of our executive officers and key service providers;
●	reviewing and approving the compensation of the members of our board of directors;
●	reviewing our management succession planning;
●	reviewing and evaluating our executive compensation and benefits policies;
●	reviewing and approving grants of equity compensation awards to our executive officers;
●	reviewing and discussing with our executive officers and other members of management, outside counsel and compensation consultants our public disclosures regarding our compensation policies, programs and practices for executive officers;
●	reviewing our programs and practices related to human capital management metrics;
●	reviewing our leadership development process for senior management; and
●	reviewing and assessing our workforce inclusion and diversity and the administration of compensation programs in a nondiscriminatory manner.

Form 20-F | 2023	287

Our Compensation and People Committee operates under a written charter which satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, subject to certain exemptions under the rules thereof for foreign private issuers and controlled companies.

Controlled Company Exception

As of the date of this annual report, David Vélez Osorno beneficially owns 88.8% of our Class B ordinary shares, representing 75.9% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

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

Code of Conduct and Whistleblower Policy

Our board of directors has adopted a Code of Conduct and a Whistleblower Policy that apply to all of our employees, interns, as well as our officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of conduct is currently posted on the investor relations website (www.investors.nu).

We intend to disclose any amendments to our Code of Conduct and our Whistleblower Policy, or waivers of their requirements, on our website or in public filings under the Exchange Act. The information on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be a part of this annual report.

D.	Employees

As of December 31, 2023, 2022 and 2021, we had 7,686, 8,049, and 6,068 employees, respectively. As of December 31, 2023 all of our employees were based in our offices in Brazil, Mexico, Colombia, Uruguay, the United States and Germany.

Form 20-F | 2023	288

The table below breaks down our full-time personnel by function as of December 31, 2023:

Function	Number of employees	% of Total
Technology	2,223	28.9%
Sales and Marketing	920	11.9%
Customer Support	2,709	35.3%
General and Administrative	1,834	23.9%
Total	7,686	100%

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a compensation clawback policy on October 2, 2023. Please see Exhibit 97.1 to this annual report on Form 20-F. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation clawback policy.

Item 7. Major shareholders and related-party transactions

A.       Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of December 31, 2023 by:

●	each person, or affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares; and
●	each of our directors and executive officers, individually.

Form 20-F | 2023	289

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire on or before March 1, 2024, which is 60 days after December 31, 2023, through the exercise of any option, warrant or other right. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, we have included shares subject to RSUs for which the service-based vesting condition has been satisfied or would be satisfied within 60 days of December 31, 2023 in the calculation of shares to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A ordinary shares or Class B ordinary shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding (3,682,625,012 Class A ordinary shares and 1,083,312,142 Class B ordinary shares).

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nu Holdings Ltd., Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%
Executive Officers and Directors
David Vélez Osorno(2)	5,185,365	0.1%	962,124,498	88.8%	75.9%
Douglas Mauro Leone(3)	(*)	(*)	—	—	(*)
Anita Sands	(*)	(*)	—	—	(*)
Daniel Krepel Goldberg	(*)	(*)	—	—	(*)
Luis Alberto Moreno Mejía	(*)	(*)	—	—	(*)
Jacqueline Dawn Reses	(*)	(*)	—	—	(*)
Rogério Paulo Calderón Peres	(*)	(*)	—	—	(*)
Cristina Helena Zingaretti Junqueira(4)	4,168,987	0.1%	121,187,644	11.2%	9.6%
Elita Vechin Pastorelo Ariaz	(*)	(*)	—	—	(*)
Guilherme Marques do Lago	(*)	(*)	—	—	(*)
Livia Martines Chanes	(*)	(*)	—	—	(*)
Youssef Lahrech	(*)	(*)	—	—	(*)
Jagpreet Singh Duggal	(*)	(*)	—	—	(*)
Henrique Camossa Saldanha Fragelli	(*)	(*)	—	—	(*)
Thuan Quang Pham	(*)	(*)	—	—	(*)
Suzana Kubric	(*)	(*)	—	—	(*)
Vitor Guarino Olivier	(*)	(*)	—	—	(*)
5% Shareholders
Rua California Ltd.(2)	5,185,365	0.1%	962,124,498	88.8%	75.9%
Entities affiliated with Sequoia Capital(5)	252,320,306	6.9%	—	—	1.0%
Entities affiliated with Tencent(6)	244,712,989	6.6%	—	—	1.0%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our ordinary shares.

Form 20-F | 2023	290

(1)	Percentage of total voting power represents voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, as a single class. Holders of our Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share. For more information about the voting rights of our Class A ordinary shares and Class B ordinary shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association”
(2)	Consists of 5,185,365 Class A shares and 960,624,498 Class B shares held of record by Rua California Ltd. and 1,500,000 Class B shares held of record by Mariel Lorena Reyes Milk, the wife of Mr. Vélez. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd. and Mariel Lorena Reyes Milk. The information herein is based solely on the Schedule 13G filed on February 14, 2024 by the reporting person.
(3)	Excludes the shares listed in footnote 5 below held of record by entities affiliated with Sequoia Capital. Mr. Leone disclaims beneficial ownership of the shares held by the funds in footnote 5 below. The address for Mr. Leone is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(4)	Consists of (i) 4,168,987 Class A ordinary shares, (ii) 1,711,444 Class B ordinary shares and (iii) 119,476,200 Class B ordinary shares held of record by CHJZ Investments Ltd. Cristina Helena Zingaretti Junqueira may be deemed to have voting and dispositive power over the shares held by CHJZ Investments Ltd.
(5)	Consists of (i) 216,059,457 Class A ordinary shares held of record by Sequoia Capital Fund, L.P., or “SCF”; and (ii) 36,260,849 Class A ordinary shares held of record by Sequoia Capital Fund Parallel, LLC, or “SCFP”. SC US (TTGP), Ltd. is the General Partner of Sequoia Capital Fund Management, L.P. which is the general partner of SCF and the managing member of SCFP. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by SCF and SCFP. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025. The information herein is based solely on the Schedule 13G filed on February 14, 2024 by the reporting person.
(6)	Consists of (i) 237,294,069 Class A ordinary shares held of record by Huang River Investment Limited, or “Huang River”; and (ii) 7,418,920 Class A ordinary shares held of record by Silver Alternative Holding Limited., or “Silver.” Tencent Holdings Limited may be deemed to have beneficial ownership over 237,294,069 Class A Ordinary Shares held of record by Huang River, a company incorporated in the British Virgin Islands wholly owned by Tencent Holdings Limited. Tencent Holdings Limited may also be deemed to have beneficial ownership over 7,418,920 Class A Ordinary Shares held of record by Silver Alternative Holding Limited, a company incorporated in the Cayman Islands controlled by Tencent Holdings Limited. The registered address for Huang River is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the registered address for Silver is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Form 20-F | 2023	291

The holders of our Class A ordinary shares and Class B ordinary shares have identical rights, except that (1) holders of Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share; (2) holders of Class B ordinary shares have certain conversion rights; (3) holders of Class B ordinary shares are entitled to preemptive rights in the event that there is an increase in our share capital or additional ordinary shares are issued in order to maintain their proportional ownership interest; and (4) holders of Class B ordinary shares have certain consent rights. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

B.       Related Party Transactions

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

Form 20-F | 2023	292

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

The termination of the 2021 Contingent Share Award (CSA) resulted in a one-time, non-cash recognition of expenses in the total amount of US$355.6 million in the 2022 fourth quarter results of the Company, according to accounting guidelines set forth under the International Financial Reporting Standard 2 on Share-based Payment issued by the International Accounting Standards Board, or “IFRS 2”. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award (CSA).

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

Form 20-F | 2023	293

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

Form 20-F | 2023	294

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

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Form 20-F | 2023	295

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

Form 20-F | 2023	296

On October 14, 2021, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “Getnet,” filed a lawsuit against our Brazilian subsidiary Nu Pagamentos and Mastercard Brasil Soluções de Pagamento Ltda., or “Mastercard Brasil,” seeking a reduction of the interchange fees charged on the value of sale and purchase transactions carried out on Getnet point of sale devices using Nu Pagamentos prepaid cards, to a maximum fee of either 0.5% or 0.8%. Getnet’s claim alleges that as a result of its economic dependence on Mastercard as a payment scheme settlor, it does not have the ability to freely cease from contracting with Nu Pagamentos. In addition, Getnet’s claim alleges damages estimated at R$64 million resulting from the higher interchange fees that currently apply as compared to the reduced fees sought by it. On October 18, 2021, the trial court judge dismissed Getnet’s relief request for a preliminary injunction, ruling that the matter required further evidentiary support and an opportunity for the defendants to present a defense. On February 16, 2023, the claim was dismissed by the Court. Getnet filed an appeal against this ruling on April 24, 2023. Nu Pagamentos presented its response to Getnet’s appeal on May 29, 2023. On December 5, 2023, the Justices of the State Court of Sao Paulo dismissed the appeal, thus keeping the first instance ruling . On February 2, 2024, Getnet filed a submission for clarification. We are currently waiting for further developments, however we estimate the likelihood of loss in this proceeding as remote.

On January 18, 2023 Banco Safra filed a much similar lawsuit against Nu Pagamentos and Mastercard on the exact same grounds as GetNet. On April 10, 2023 both defendants filed their defenses and, on October 26, 2023, the case was dismissed by the Court. On November 23, 2023, Banco Safra filed an appeal against such a ruling. On February 14, 2024, Nu Pagamentos filed its response to the appeal. which is currently pending at the São Paulo Court of Justice.

On September 8, 2023, Instituto de Defesa Coletiva, or “IDC” filed a class action lawsuit against Nu Pagamentos and other financial institutions (5 in total) seeking a R$ 50 million indemnification for the financial crisis that affected 123 Milhas, a Brazilian company that offers travel packages and services to consumers. In summary, Instituto Defesa Coletiva argues that, ever since 123 Milhas suspended travel packages and flight tickets issuance, several clients tried to suspend charges on their credit card bills but did not succeed, in violation of Article 54-G of the Consumer's Protection Act. Nu Pagamentos filed its defense on February 09, 2024 and now awaits further developments.

As of December 31, 2023, the total amount of judicial deposits is US$3,506 (US$18,864 on December 31, 2022) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees.The relevant reduction in judicial deposits amount occurred due to the withdrawal of a tax dispute that resulted in the transfer of the deposited amount to the Government in 2023. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.”

For further information, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

Form 20-F | 2023	297

B.       Significant Changes

None.

Item 9. The Offer and Listing

A.       Offer and Listing Details

Not applicable.

B.       Plan of Distribution

Not applicable.

C.       Markets

On June 28, 2023 the Securities and Exchange Commission of Brazil ("CVM") Collegiate approved the plan for the discontinuance of our Level III BDRs Program and the cancellation of our registration with the CVM as a foreign public issuer of category "A" securities. The Definition Period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the Sale Procedures, ended on August 21, 2023. On September 22, 2023 we submitted a request to CVM to cancel the registration of our Level III BDRs Program and, consequently, to cancel our registry as a foreign issuer before CVM. On October 31, the cancellation was approved by CVM.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10. Additional information

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

Our shareholders adopted the Memorandum and Articles of Association included as Exhibit 3.1 to this annual report.

Form 20-F | 2023	298

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

As of the date of this annual report, our authorized share capital is US$324,022.94, consisting of 48,603,441,210 shares of par value US$0.000006666666667 each, and we have 3,682,625,012 Class A ordinary shares, and 1,083,312,142 Class B ordinary shares issued and outstanding. The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as ordinary shares of any class or as shares with preferred, deferred or other special rights or restrictions.

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

Form 20-F | 2023	299

Ordinary Shares

Dividend Rights

Subject to preferences that may apply to any preferred shares outstanding at the time, the holders of our ordinary shares are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts legally available therefor that our board of directors may determine. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend and Dividend Policy” for additional information.

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

Form 20-F | 2023	300

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

Form 20-F | 2023	301

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

Options

As of December 31, 2023, we had outstanding options to purchase an aggregate of 59,942,062 Class A ordinary shares, with a weighted-average exercise price of approximately US$0.72 per share, under our equity compensation plans.

Form 20-F | 2023	302

RSUs

As of December 31, 2023, we had outstanding 66,512,061 Class A ordinary shares subject to RSUs under our Omnibus Incentive Plan. Our outstanding RSUs will generally vest upon the satisfaction of a time-based condition. For the majority of our outstanding RSUs under our Omnibus Incentive Plan, the time-based condition will be satisfied upon completion of three years from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments, subject to continued service through each such vesting date. Grants issued to new employees have a cliff period of one year, which requires them to stay at least for one year if they want to exercise any options.

Registration Rights

Certain holders of our management shares, preferred shares and ordinary shares who are parties to our registration rights agreement are entitled to certain rights under such agreement with respect to the registration of their shares under the Securities Act. In connection with our initial public offering, each shareholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of us and the underwriters for a period ended on the later of the 181st day after the date of the prospectus of such public offering and the opening of trading on the second trading day following our public release of earnings for the quarter ended March 31, 2022, subject to certain terms and conditions. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for additional information regarding such restrictions.

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

Form 20-F | 2023	303

Demand Registration Rights

Based on the number of our shares outstanding as of December 31, 2023, the holders of up to 4,122,940,042 Class A ordinary shares will be entitled to certain demand registration rights. At any time beginning six months after the effective date of our initial public offering (i.e. December 8, 2021), the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least US$50,000,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

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

Form 20-F | 2023	304

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

Form 20-F | 2023	305

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

Form 20-F | 2023	306

Changes to Capital

Pursuant to our Memorandum and Articles of Association, we may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
●	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association and the Shareholder’s Agreement, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase its own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the
●	Companies Act, including out of our own capital.

Form 20-F | 2023	307

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

Form 20-F | 2023	308

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

Form 20-F | 2023	309

Each director shall be appointed for a one-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond one year in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

Our Memorandum and Articles of Association provide that from and after the date on which the founding shareholder (together with his affiliates) no longer beneficially owns more than 50% of our outstanding voting power, or the classifying date, the directors shall be divided into three classes designated as Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual general shareholders meeting following the annual general shareholders meeting at which such director was elected as subject to the provisions of our Memorandum and Articles of Association. The founding directors shall be allocated to the longest duration classes unless otherwise determined by the board of directors.

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

Form 20-F | 2023	310

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

Form 20-F | 2023	311

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

Form 20-F | 2023	312

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

Form 20-F | 2023	313

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

Form 20-F | 2023	314

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

E.       Taxation

The following summary contains a description of certain Cayman Islands, U.S. and Brazilian federal income tax consequences of the acquisition, ownership and disposition of our Class A ordinary shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A ordinary shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands, U.S. and Brazilian federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder, upon the tax laws of the United States and regulations thereunder and upon the tax laws of Brazil and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A ordinary shares should consult their own tax advisors about the particular Cayman Islands, U.S. and Brazilian federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A ordinary shares.

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

Form 20-F | 2023	315

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations to the U.S. Holders (as defined below) of owning and disposing of Class A ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our Class A ordinary shares. This discussion applies only to a U.S. Holder that holds Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, the “Code,” known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	real estate investment trusts or regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding Class A ordinary shares as part of a straddle, wash sale, hedging transaction, conversion transaction or other integrated transaction or entering into a constructive sale with respect to Class A ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;
●	tax-exempt entities, including an “individual retirement account,” or Roth IRA;
●	persons holding Class A ordinary shares that own or are deemed to own 10% or more of our shares (by vote or value);
●	persons owning Class A ordinary shares in connection with a trade or business conducted outside of the United States; or
●	entities or arrangements classified as partnerships for U.S. federal income tax purposes.

Form 20-F | 2023	316

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax considerations of owning and disposing of the Class A ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of Class A ordinary shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A ordinary shares in their particular circumstances.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company, or “PFIC,” as described below.

Taxation of Distributions

Any distributions paid on our Class A ordinary shares, other than certain pro rata distributions of our Class A ordinary shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion in “Passive Foreign Investment Company Rules" below, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. The NYSE, on which the Class A ordinary shares are listed, is an established securities market in the United States and we anticipate that our Class A ordinary shares should qualify as readily tradable, although there can be no assurances in this regard.

Form 20-F | 2023	317

U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A ordinary shares for more than one year. Long-term capital gains of individuals and other non-corporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Foreign Tax Credits

On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits, or the “Final Treasury Regulations,” were released that impose significant new limitations on the non-U.S. taxes for which a foreign tax credit can be claimed. Recent notices from the IRS indicate, however, that Treasury and the IRS are considering proposing amendments to such Treasury regulations and allow, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until the date that further IRS guidance is released.

In addition, because a U.S. Holder’s gains from the sale or exchange of shares will generally be treated as U.S.-source income, certain generally applicable limitations may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian income taxes imposed on any such gains. However, a U.S. Holder may, at its election, deduct such Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisors as to the creditability or deductibility of any Brazilian tax in their particular circumstances (including any applicable limitations).

Form 20-F | 2023	318

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

Based on the 1995 Proposed Regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2023 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Among other reasons, whether we were a PFIC in 2023 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which could be volatile) may vary from time to time. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

Form 20-F | 2023	319

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

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the Class A ordinary shares by such U.S. Holder would be allocated ratably over such U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our Class A ordinary shares exceeded 125% of the average of the annual distributions on Class A ordinary shares received by the U.S. Holder during the preceding three years or its holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A ordinary shares would be treated as “regularly traded” for any calendar year if more than a de minimis quantity of the Class A ordinary shares, as applicable, were traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. The NYSE, on which the Class A ordinary shares are listed, is a qualified exchange for this purpose. A non-U.S. exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not identified specific non-U.S. exchanges that are “qualified” for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the Class A ordinary shares, if applicable, cease to be marketable.

Form 20-F | 2023	320

If a U.S. Holder makes the mark-to-market election such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their Class A ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A ordinary shares.

We do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election.

In addition, if we were a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates applicable to long-term capital gains discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

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

Form 20-F | 2023	321

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Class A ordinary shares.

Brazilian Tax Considerations

The following summary contains a description of certain Brazilian tax considerations relating to the acquisition, ownership and disposition of our Class A ordinary shares by an investor that is not domiciled or resident in Brazil for Brazilian tax purposes, each a Non-Resident Holder.

The following is a general discussion and, therefore, it does not specifically address all of the tax considerations that may be relevant to a Non-Resident Holder’s decision to owning or disposing our Class A ordinary shares and it is not applicable to all categories of Non-Resident Holders, some of which may be subject to special tax rules not specifically addressed herein. This summary also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The present description is based upon the tax laws of Brazil, in effect as of the date of this annual report, which are subject to change, possibly with retroactive effect and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Prospective purchasers of our shares are advised to consult their own tax advisors with respect to an investment in our shares in light of their particular circumstances.

Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, as amended, a Low or Nil Tax Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 17%, or (iii) imposes restrictions on the disclosure of shareholding composition or investment ownership.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of a “privileged tax regime,” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross-border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law 11,727, and recent changes arising from the Law No. 14,596, dated June 14, 2023, a jurisdiction will be considered a Privileged Tax Regime if it (i) does not tax income or taxes it at a maximum rate lower than 17.0% (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement that they carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 17.0%r (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

Form 20-F | 2023	322

In addition, on June 4, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions and (ii) the locations considered Privileged Tax Regimes. Normative Ruling No. 1,037 has not been amended thus far to reflect the threshold changes previously mentioned.

Although, we believe that the best interpretation of Law No. 11,727/08 and Law 14,596 to be that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions introduced by Normative Ruling No. 1,037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions-taking into account the non-transparency rules-and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Income Tax

Dividends

Dividends arising from our Class A ordinary shares and paid by us should not be subject to taxation in Brazil when paid in favor of a Non-Resident Holder.

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

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as our subsidiaries in Brazil, to make distributions to shareholders of interest on shareholders’ equity as an alternative to carrying out dividends distributions and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits provided that the limits described below are observed.

Form 20-F | 2023	323

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

I.       Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Form 20-F | 2023	324

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

The interest rate of the banking book, or “IRRBB,” is the risk, current or prospective, of the impact of adverse interest rate movements on our capital and earnings, for instruments classified in the banking book.

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

Management is authorized to use financial instruments, as described in our internal policies for hedging market risk and exposures to IRRBB, based on the metrics and limits established and approved in accordance with our risk appetite statement, or “RAS.” Additionally, hedge accounting may or may not be used, in accordance with our internal policies, to align accounting treatment with management practice.

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

Form 20-F | 2023	325

1) A standard +1bp (0.01% p.a.) shock in each curve that we have exposure (BRL risk free rate, BRL inflation rate, USD risk free rate and MXN risk free rate). These shocks are known as DV01 sensitivities.

2) a specific shock for each one of the curves:

●	+400bp (4% p.a.) in the BRL risk free rate;
●	+253bp (2.53% p.a.) in the BRL inflation rate;
●	+200bp (2% p.a.) in the USD risk free rate;
●	+400bp (4% p.y.) in the MXN risk free rate.

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

The sensitivity analysis as of December 31, 2023 are set forth below:

Sensitivities to 1 bp (0.01%) Shocks – Brazilian risk-free interest curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(50)	(26)	0	2	0	0	0	(74)
7 Months to 12 Months	(17)	(49)	0	2	0	0	(4)	(68)
1 year to 2 years	(1)	(17)	0	1	0	0	0	(17)
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	1	0	0	0	1
Total	(68)	(92)	0	6	0	0	(4)	(158)

Form 20-F | 2023	326

Sensitivities to 400 bps (4%) shocks – Brazilian risk-free interest curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(20,000)	(10,400)	0	800	0	0	0	(29,600)
7 Months to 12 Months	(6,800)	(19,600)	0	800	0	0	(1,600)	(27,200)
1 year to 2 years	(400)	(6,800)	0	400	0	0	0	(6,800)
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	400	0	0	0	400
Total	(27,200)	(36,800)	0	2,400	0	0	(1,600)	(63,200)

Sensitivities to 1 bp (0.01%) Shocks – IPCA coupon curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	0	0	0	0	0	0
7 Months to 12 Months	0	0	0	0	0	0	0	0
1 year to 2 years	0	0	0	(1)	0	0	0	(1)
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	1	0	0	(1)	0
More than 5 Years	0	0	0	0	0	0	(4)	(4)
Total	0	0	0	0	0	0	(5)	(5)

Form 20-F | 2023	327

Sensitivities to 253 bp (2.53%) Shocks – IPCA coupon curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	0	0	0	0	0	0
7 Months to 12 Months	0	0	0	0	0	0	0	0
1 year to 2 years	0	0	0	(253)	0	0	0	(253)
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	253	0	0	(253)	0
More than 5 Years	0	0	0	0	0	0	(1,012)	(1,012)
Total	0	0	0	0	0	0	(1,265)	(1,265)

Sensitivities to 1 bp (0.01%) Shocks – MXN Risk Free Rate

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(9)	(0)	0	0	13	0	0	4
7 Months to 12 Months	(2)	0	0	0	0	0	0	(2)
1 year to 2 years	(0)	0	0	0	0	0	0	(0)
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(11)	(0)	0	0	13	0	0	2

Form 20-F | 2023	328

Sensitivities to 400 bp (4%) Shocks – MXN Risk Free Rate

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(3,488)	(144)	0	0	5,280	0	0	1,648
7 Months to 12 Months	(728)	0	0	0	0	0	0	(728)
1 year to 2 years	(104)	0	0	0	0	0	0	(104)
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(4,320)	(144)	0	0	5,280	0	0	816

Sensitivities to 1 bp (0.01%) Shocks – USD risk free rate

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	(0)	0	0	0	(5)	(5)
7 Months to 12 Months	0	0	(8)	0	0	0	(43)	(51)
1 year to 2 years	0	0	(15)	0	0	0	(23)	(38)
2 years to 3 years	0	0	(4)	0	0	0	(9)	(13)
3 years to 4 years	0	0	(1)	0	0	0	(8)	(9)
4 years to 5 years	0	0	(1)	0	0	0	(16)	(18)
More than 5 Years	0	0	0	0	0	0	(2)	(2)
Total	0	0	(30)	0	0	0	(106)	(136)

Form 20-F | 2023	329

Sensitivities to 200 bp (2%) Shocks – USD risk free rate

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	(18)	0	0	0	(1,012)	(1,030)
7 Months to 12 Months	0	0	(1,558)	0	0	0	(8,630)	(10,188)
1 year to 2 years	0	0	(3,088)	0	0	0	(4,592)	(7,680)
2 years to 3 years	0	0	(770)	0	0	0	(1,836)	(2,606)
3 years to 4 years	0	0	(254)	0	0	0	(1,544)	(1,798)
4 years to 5 years	0	0	(298)	0	0	0	(3,220)	(3,518)
More than 5 Years	0	0	0	0	0	0	(412)	(412)
Total	0	0	(5,986)	0	0	0	(21,246)	(27,232)

Foreign Exchange Rate Risk

Our functional currency is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. As of December 31, 2023 none of the entities in our corporate structure had significant financial instruments in a currency other than their respective functional currencies.

We decided not to hedge our foreign exchange exposure originated by our investments in Brazil, Colombia and Mexico. As a result, our financial statements may present significant gains or losses in other comprehensive income due to translation of the financial statements of the subsidiaries due to the relevance of these operations compared to our own operations.

The table below shows possible impacts on the value of these investments. It considers a shock of 33.5% in the U.S. dollar/Brazilian reais exchange rate. This shock was calculated using the 90th percentile of the distribution of annual returns, considering a five year window. For other exchange rates, a 10% standardized shock was used.

Subsidiary	Country	Net Equity
		As of December 31, 2023	Shock	Change
		(in US$ thousands)	(In percentage)	(in US$ thousands)
Nu México	Mexico	603,297	10.0%	60,330
Nu Finaztechnologie	Germany	5,599	10.0%	560
Nu Colombia	Colombia	151,735	10.0%	15,173
Olivia IP	Brazil	6,429	33.5%	2,154
FIP	Brazil	3,050,484	33.5%	1,021,912
Total		3,817,543		1,100,129

Form 20-F | 2023	330

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

Credit Risk

We define credit risk mainly, as:

●	The possibility of losses associated with the failure by a counterparty to meet contractual obligations in a financial transaction, including but not limited to derivative financial instruments;
●	The possibility of losses associated with the failure of a signatory to loan operations to meet the financial obligations under the contractually agreed terms;
●	The possibility of depreciation or reduction in financial instruments expected earnings due to observed credit quality deterioration of a signatory to loan operations; and
●	The possibility of incurring any recovery cost related to the credit quality deterioration of a loan signatory or counterparty, such as disbursement to honor warranties, co-obligations and credit commitments or any forbearance cost of a financial instrument.

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

Form 20-F | 2023	331

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

We have a Liquidity Contingency Plan, or “LCP,” which establishes responsibilities, procedures and action plans to face situations of liquidity crisis. The action plans described in the LCP are aimed at restoring liquidity indicators to adequate levels.

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

Form 20-F | 2023	332

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

Regulatory Capital

Nu Pagamentos, our 100%-owned indirect subsidiary organized in Brazil, is regulated and authorized to operate by the Central Bank of Brazil.

Form 20-F | 2023	333

Nu Pagamentos Prudential Conglomerate

As a regulated payment institution, the subsidiary Nu Pagamentos, together with its consolidated subsidiaries, or collectively the “Nu Pagamentos Prudential Conglomerate” is required to comply with the capital requirements set forth on Central Bank Resolutions 197, 198, 199, 200, 201 and 202 for conglomerates type 3 (Payment Institution-led). The minimum capital adequacy ratio required for this type of institution (capital adequacy ratio or “CAR”) in 2023 is 6.75% of their total risk weighted assets or “RWAs”.

As of December 31, 2023, the capital position of the Nu Pagamentos Prudential Conglomerate was of US$ 2.6 billion (R$ 12.7 billion), equivalent to a CAR of 13.7%, significantly higher than its commitment of 6.75%.

Nu Mexico Financiera

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly Akala, S.A. de C.V., or “Akala,” a Mexican Financial Cooperative Association, or “SOFIPO,” and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (capitalization level or “nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology.

In December 2022, Nu Mexico Financiera received the formal approval from the CNBV to execute the migration of its credit card portfolio. A capital injection of over US$600 million was made in the regulated entity along with the credit card portfolio migration to support the transferred Risk Weighted Assets, or “RWA.” The whole Mexican operation was executed henceforth in the regulated entity.

As of December 31, 2023, the regulatory capital for Nu Mexico Financiera was equivalent to US$395 million, resulting in a capital ratio of 28.4%, with 10.5% being the minimum required.

Nu Colombia

Nu Colombia requested the licencia de compañía de financiamiento, a license from the SFC (Superintendencia Financiera de Colombia) which allows it to offer several consumer credit and deposit products. In August 2022, the SFC granted the incorporation license for Nu Colombia Compañía de Financiamiento S.A. (Nu CF), and by the end of October 2022 the incorporation was completed. In January 2024 Nu CF obtained the operational license. Once Nu Colombia Compañía de Financiamiento S.A. becomes operational, we expect the regulator to require it to comply with the capital ratio defined in the solvency margin law or Ley de margen de solvencia on a monthly basis.

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

Form 20-F | 2023	334

The combined minimum capital requirement for Nu Pagamentos Conglomerate and Nu Mexico Financiera was equivalent to approximately US$1.6 billion as of December 31, 2023. Our managerial regulatory capital, including (i) the capital position we had at the level of our regulated entities plus our cash position at Nu Holdings amounted to a capital position of approximately US$5.4billion as of December 31, 2023. This managerial capital base was equivalent to approximately 3.5x of our minimum required capital.

For additional information regarding the capital requirements to which we are subject under Central Bank Resolution 200/22, as amended, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Other Rules—Prudential Framework and Limits of Exposure.”

Item 12. Description of Securities Other Than Equity Securities

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A.       Defaults

No matters to report.

B.       Arrears and Delinquencies

No matters to report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.       Material Modifications to Instruments

Not applicable.

B.       Material Modifications to Rights

Not applicable.

Form 20-F | 2023	335

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

Form 20-F | 2023	336

Item 15. Controls and Procedures

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Additionally, as stated in its report, our internal control over financial reporting as of December 31, 2023 has been audited by KPMG Auditores Independentes Ltda, an independent registered public accounting firm.

C.       Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda, has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2023, which is included herein.

Form 20-F | 2023	337

D.       Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert, as that term is defined by the SEC, and he meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations.

ITEM 16B. Code of Ethics

We have adopted a Code of Conduct and a Whistleblower Policy that apply to all of our employees, interns, as well as our officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Code of Conduct is currently posted on the investor relations website (www.investors.nu). Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference.

Our Code of Conduct is designed to prevent misconduct and to promote: (i) honest and ethical conduct, including addressing real or perceived conflicts of interest between personal and professional relationships; (ii) transparent and fair experience and results for our clients and the markets in which we operate; (iii) complete, fair, accurate, timely and understandable disclosure in reports and documents that we file or submit to government authorities and regulatory bodies (including, but not limited to, the Central Bank and the CVM) and in other public communications that we make; (iv) compliance with applicable government laws, rules and regulations; and (v) accountability for noncompliance with the Code of Conduct.

Our Global Whistleblower Policy was developed as a complement to the Code of Conduct in order to (i) provide guidelines regarding the whistleblower channel, under the Integrity Program; (ii) encourage the prompt reporting of any suspected violation; (iii) undertake to investigate any good faith report of violations; and (iv) inform our employees, directors, independent directors, apprentices, interns, officers and interested parties about their right to report.

We have adopted a Corporate Governance Policy, Insider Trading Policy, ESG Global Policy, Privacy Policy, Disclosure Policy, Compensation Clawback Policy and Pre-Approval Policies and Procedures for Audit and Non-Audit Services, that apply to all of our employees, officers and directors and posted the full text of such policies on the governance section of our website, www.investidores.nu/en/. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference. We intend to disclose future amendments to our policies on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F.

Form 20-F | 2023	338

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. (“KPMG”) for the years ended December 31, 2023 and 2022.

	2023	2022
	(in thousands of dollars)
Audit fees	1,749.8	1,076.7
Audit-related fees	58.5	24.7
Tax fees	15.5	12.7
All other fees	11.4	9.4
Total	1,835.2	1,123.5

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

Tax Fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

Form 20-F | 2023	339

All Other Fees

All other fees are fees billed for assurance services related to (ESG Environmental, Social and Governance) and sustainability assurance services.

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

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

Form 20-F | 2023	340

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

Form 20-F | 2023	341

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

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;

Form 20-F | 2023	342

●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company;
●	an exempted company may register as a segregated portfolio company; and
●	an exempted company may register as a special economic zone company.

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

Share Capital

Under Cayman Companies Act, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:

●	paying distributions or dividends to members;

Form 20-F | 2023	343

●	paying up unissued shares of the company to be issued to members as fully paid bonus shares;
●	any manner provided in section 37 of the Cayman Companies Act;
●	writing off the preliminary expenses of the company; and
●	writing off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

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

Form 20-F | 2023	344

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

Form 20-F | 2023	345

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

Form 20-F | 2023	346

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

Form 20-F | 2023	347

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

Form 20-F | 2023	348

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

Form 20-F | 2023	349

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Section 303A.04, which requires that a company have a nominations committee composed solely of “independent directors” as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Section 303A.05, which requires that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.
●	Section 312.03, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized.

Form 20-F | 2023	350

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

Form 20-F | 2023	351

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

Form 20-F | 2023	352

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

Form 20-F | 2023	353

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

Form 20-F | 2023	354

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading policies

Not applicable.

Form 20-F | 2023	355

ITEM 16K. Cybersecurity

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall enterprise risk management program, counting on dedicated professionals from the first line of defense (Information Security department) and second line of defense (Risk Management department). We have a comprehensive and dedicated cybersecurity team which is responsible for maintaining and continually improving security together and in partnership with the appropriate departments, also counting on third-party security experts for risk assessment and system enhancements. Our cybersecurity team is responsible for assessing our cybersecurity risk management program, and also count with the support from the second and third lines of defense to ensure the program effectiveness, hence we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all employees annually. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for managing cybersecurity risks associated with the use of our products and services, internal applications and services provided by third-party service providers. This framework includes steps for identifying and assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a relevant third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing the management, our Audit and Risk Committee and our Board of Directors of material cybersecurity threats and incidents, following the materiality internally defined for these matters.

Our Board of Directors has overall oversight responsibility for our risk management, and oversees the Audit and Risk Committee, to which it delegates authority on cybersecurity risk management oversight. The Audit and Risk Committee is responsible for reviewing and following that the management has established proper processes to identify and evaluate cybersecurity risks to which we are exposed, guaranteeing that the management implements processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Audit and Risk Committee also reports frequently to the Board of Directors the matters assessed by it. The management is responsible for identifying potential cybersecurity risks exposures and material cybersecurity risks on an ongoing basis, proposing and guaranteeing the establishment of processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Technology Officer, or CTO, who receives reports from the Vice President of Cybersecurity, and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents, maintaining the senior management properly informed. Our Vice President of Cybersecurity and dedicated personnel are certified and experienced information systems security professionals and information security managers. The senior management, including the Vice President of Cybersecurity and our cybersecurity teams, provides at least annually to the Audit and Risk Committee updates on our cybersecurity programs, including material cybersecurity risks and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

Form 20-F | 2023	356

PART III

Item 17. Financial statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial statements

Financial Statements are filed as part of this annual report. See pages F-1 to F-114 to this annual report.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1**	Memorandum and Articles of Association of Nu (incorporated herein by reference to Exhibit 3.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
2.3**	Registration Rights Agreement by and among the registrant and certain holders of its shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
2.4**	Shareholder’s Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd. (incorporated herein by reference to Exhibit 4.3 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).

Form 20-F | 2023	357

4.1**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.2**	Nu Holdings Ltd. 2021 Employee Share Purchase Plan and related form agreements (incorporated herein by reference to Exhibit 10.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.3**	Nu Holdings Ltd. 2020 Omnibus Incentive Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.3 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.4**	Nu Holdings Ltd. 2016 Share Option Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.4 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.5**	License Agreement, dated as of January 29, 2014, between Mastercard International Incorporated and EO2 Soluções de Pagamento S.A., including the Acceptance Letter, dated as of January 29, 2014; the Summary of Licenses Granted, dated as of January 29, 2014; and the Supplement to the Mastercard License Agreement, dated as of January 29, 2014 (incorporated herein by reference to Exhibit 10.5 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).

Form 20-F | 2023	358

4.6**	License Agreement, dated as of April 24, 2020, between Mastercard International Incorporated and Nu Pagamentos S.A., including the First Amendment to the License Agreement, dated as of April 24, 2020; the Summary of Licenses Granted, dated as of April 24, 2020; and the Supplement to the Mastercard License Agreement, dated as of April 24, 2020 (incorporated herein by reference to Exhibit 10.6 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.7**	License Agreement, dated as of January 3, 2019, between Mastercard International Incorporated and Nu Bn Mexico S.A. de C.V., including the Acceptance Letter, dated as of January 3, 2019; the Summary of Licenses Granted, dated as of January 3, 2019; and the Supplement to the Mastercard License Agreement, dated as of January 3, 2019 (incorporated herein by reference to Exhibit 10.7 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
8.1*	List of subsidiaries.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
23.1*	Consent of KPMG Auditores Independentes Ltda.

Form 20-F | 2023	359

97.1*	Compensation Clawback Policy.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Previously filed.

Form 20-F | 2023	360

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

“Condusef” means the Mexican regulator (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros).

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

Form 20-F | 2023	361

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

“prepaid card” means a payment card that allows the cardholder to immediately access funds electronically from the cardholder’s account when making a purchase.

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

Form 20-F | 2023	362

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

“Pix” means the instant payment system launched by the Central Bank of Brazil in 2020 that allows real-time payments and transfers.

Form 20-F | 2023	363

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

“Purchase volume,” or “PV,” is defined as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, WhatsApp payments or traditional wire transfers.

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

“SUSEP” means the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados).

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

"TIIE" means Mexican Interbanking Equilibrium Interest Rate.

Form 20-F | 2023	364

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nu Holdings Ltd.

April 19, 2024

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno
Title:	Chairman and Chief Executive Officer

By:	/s/ Guilherme Marques do Lago
Name:	Guilherme Marques do Lago
Title:	Chief Financial Officer

Form 20-F | 2023	365

Form 20-F | 2023	366

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Nu Holdings Ltd.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nu Holdings Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Allowance for expected credit losses on amounts receivable from credit cards and loans to customers

As discussed in Notes 4(a), 5(a), 13 and 14 to the consolidated financial statements, the Company has allowance for expected credit losses (ECL) related to amounts receivable from credit cards and loans to customers totaling US$2,608,403 thousand as of December 31, 2023. The Company recognizes a lifetime ECL for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month ECL for all other contracts (stage 1). To calculate ECL the Company segregates the portfolios of amounts receivable from credit cards and loans to customers into homogeneous risk groups based on shared credit risk characteristics, determined by internal scoring models, and estimates the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) for each group. The Company’s calculation of ECL also reflects possible future macroeconomic scenarios for which it projects the following variables: gross domestic product (GDP); the inflation rate; the unemployment rate; and the basic interest rate.

We identified the measurement of the allowance for expected credit losses related to receivables from credit cards and loans to customers as a critical audit matter. Complex auditor judgment was required to evaluate the ECL estimate as it involves significant measurement uncertainties as a result of the complexity of the models and the significant judgments made by the Company, specifically: (i) the overall ECL methodology, including the methods and models used to estimate the PDs, EADs and LGDs; (ii) the selection of the macroeconomic variables incorporated into the calculation; and (iii) the Company’s definition of a SICR (stage 2).

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s ECL process. This included controls related to the: (i) design of the models and methodology for estimating the ECL, including the selection of the macroeconomic variables; (ii) definition of SICR contracts; (iii) performance monitoring of the models; and (iv) periodic validation of the models. We involved credit risk professionals with specialized skills and knowledge, who assisted in:

(i) evaluating the overall ECL methodology for compliance with IFRS as issued by the IASB;(ii) assessing the conceptual soundness of the models and modeling techniques, including those used to derive the PDs, EADs and LGDs and to select the macroeconomic variables that are incorporated into the calculation, by inspecting model documentation to determine whether the models are suitable for their intended use;

(iii) checking the accuracy of the Company’s estimates of PD, EAD and LGD using the Company's historical data and forward-looking information;

(iv) evaluating the relevance of the variables considered in the future macroeconomic scenarios through regression analysis of the historical correlation of these variables and credit risk; and

(v) evaluating the Company's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices.

Assessment of the value in use of the Investment cash generating unit

As discussed in Note 4(k) to the consolidated financial statements, the Company’s Investment cash generating unit has a carrying amount of US$ 528,198 thousand, which includes goodwill related to the acquisition of Easynvest of US$ 381,233 thousand, as of December 31, 2023. The Company allocates goodwill to cash generating units (CGUs) and performs an impairment test over these CGUs at least annually or when there are events or circumstances that indicate that the carrying amount of a CGU exceeds its recoverable amount. Initially, the Company calculates the recoverable amount of a CGU based on its value in use, determined by discounting the future cash flows expected to be generated by the continued use of the CGU’s assets and its final disposal.

We identified the assessment of the value in use of the Investment CGU as a critical audit matter. The calculation of the value in use of the Investment CGU using a discounted cash flow model requires the Company to make subjective assumptions, including the discount rate and the future growth of the CGU. Future growth assumptions include both forecast cash flows, based on historical results and the Company’s budget, and a projected growth rate into perpetuity based on inflation expectations. A high degree of subjective auditor judgment was required to evaluate the discount rate and the future growth assumptions used in the discounted cash flow model.

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

We involved corporate finance professionals with specialized skills and knowledge, who assisted in evaluating:

(i) the Company’s forecasted cash flow growth rates by challenging management’s projections, including the potential impacts of internal and / or external economic factors, and comparing certain assumptions with internal and publicly available market data.

(ii) the discount rate used by comparing certain of its components with publicly available market data; and

(iii) the Company’s ability to accurately forecast by comparing the Company’s historical cash flow forecasts to actual subsequent cash flows.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2018.

São Paulo - Brazil

April 19, 2024

Consolidated Statements of Profit or Loss

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. Dollars, except earnings (loss) per share)

	Note	2023	2022	2021

Interest income and gains (losses) on financial instruments	6	6,439,712	3,555,213	1,046,746
Fee and commission income	6	1,589,264	1,237,018	651,277
Total revenue		8,028,976	4,792,231	1,698,023
Interest and other financial expenses	6	(2,036,925)	(1,547,903)	(367,344)
Transactional expenses	6	(215,930)	(176,427)	(117,119)
Credit loss allowance expenses	7	(2,285,218)	(1,404,911)	(480,643)
Total cost of financial and transactional services provided		(4,538,073)	(3,129,241)	(965,106)
Gross profit		3,490,903	1,662,990	732,917

Operating expenses
Customer support and operations	8	(488,082)	(335,363)	(190,509)
General and administrative expenses (G&A)	8	(1,042,290)	(1,333,267)	(628,901)
Contingent share award (CSA) termination	10b	-	(355,573)	-
G&A - Others		(1,042,290)	(977,694)	(628,901)
Marketing expenses	8	(171,022)	(152,997)	(79,574)
Other expenses (income)	8	(250,431)	(150,264)	(4,097)
Total operating expenses		(1,951,825)	(1,971,891)	(903,081)

Profit (loss) before income taxes		1,539,078	(308,901)	(170,164)

Income taxes
Current taxes	29	(1,184,230)	(473,345)	(219,824)
Deferred taxes	29	675,682	417,612	224,654
Total income taxes		(508,548)	(55,733)	4,830

Profit (loss) for the year		1,030,530	(364,634)	(165,334)
Profit (loss) attributable to shareholders of the parent company		1,030,530	(364,578)	(164,993)
Profit (loss) attributable to non-controlling interests		-	(56)	(341)

Earnings (loss) per share – Basic	9	0.2175	(0.0780)	(0.1030)
Earnings (loss) per share – Diluted	9	0.2121	(0.0780)	(0.1030)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,738,841	4,676,977	1,602,126
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,857,579	4,676,977	1,602,126

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	2023	2022	2021

Profit (loss) for the year		1,030,530	(364,634)	(165,334)

Other comprehensive income or loss:
Effective portion of changes in fair value		29,305	(29,795)	2,705
Changes in fair value reclassified to profit or loss		(13,018)	18,007	(242)
Deferred income taxes		3,616	2,815	(1,025)
Cash flow hedge	19	19,903	(8,973)	1,438

Changes in fair value		32,246	(22,053)	3,046
Deferred income taxes		(1,950)	(1,986)	(1,305)
Financial assets at fair value through other comprehensive income		30,296	(24,039)	1,741

Currency translation on foreign entities		243,853	2,580	(13,855)

Total other comprehensive income that may be reclassified to profit or loss subsequently		294,052	(30,432)	(10,676)

Changes in fair value - own credit adjustment	20	29	2,008	(1,051)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		29	2,008	(1,051)
Total other comprehensive income (loss), net of tax		294,081	(28,424)	(11,727)
Total comprehensive income (loss) for the year, net of tax		1,324,611	(393,058)	(177,061)
Total comprehensive income (loss) attributable to shareholders of the parent company		1,324,611	(393,002)	(176,720)
Total comprehensive income (loss) attributable to non-controlling interests		-	(56)	(341)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2023	2022

Assets
Cash and cash equivalents	11	5,923,440	4,172,316
Financial assets at fair value through profit or loss		389,875	133,643
Securities	12	368,574	91,853
Derivative financial instruments	19	20,981	41,485
Collateral for credit card operations	22	320	305
Financial assets at fair value through other comprehensive income		8,805,745	9,947,138
Securities	12	8,805,745	9,947,138
Financial assets at amortized cost		24,988,919	13,684,484
Credit card receivables	13	12,414,133	8,233,072
Loans to customers	14	3,202,334	1,673,440
Compulsory and other deposits at central banks	15	7,447,483	2,778,019
Other receivables	16	1,689,030	521,670
Other financial assets		131,519	478,283
Securities	12	104,420	-
Customer crypto safeguarding asset	34	153,254	18,313
Other assets	17	936,209	541,903
Deferred tax assets	29	1,537,835	811,050
Right-of-use assets		30,459	18,982
Property, plant and equipment		39,294	27,482
Intangible assets	18	295,881	182,164
Goodwill	18	397,538	397,397
Total assets		43,498,449	29,934,872

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2023	2022

Liabilities
Financial liabilities at fair value through profit or loss		242,615	218,174
Derivative financial instruments	19	28,173	9,425
Instruments eligible as capital	20	3,988	11,507
Repurchase agreements		210,454	197,242
Financial liabilities at amortized cost		34,582,759	23,448,892
Deposits	21	23,691,130	15,808,541
Payables to network	22	9,755,285	7,054,783
Borrowings and financing	23	1,136,344	585,568
Salaries, allowances and social security contributions		166,876	90,587
Tax liabilities		1,300,845	511,017
Lease liabilities		36,942	20,353
Provision for lawsuits and administrative proceedings	24	8,082	17,947
Deferred income	25	68,360	41,688
Deferred tax liabilities	29	-	41,118
Customer crypto safeguarding liability	34	153,254	18,313
Other liabilities	26	532,331	636,000
Total liabilities		37,092,064	25,044,089
Equity
Share capital	30	84	83
Share premium reserve	30	4,972,922	4,963,774
Accumulated gains	30	1,276,949	64,577
Other comprehensive income (loss)	30	156,430	(137,651)
Total equity		6,406,385	4,890,783
Total liabilities and equity		43,498,449	29,934,872

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

As of December 31, 2023, 2022 and 2021

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the year		-	-	1,030,530	-	-	-	-	1,030,530
Share-based compensation, net of shares withheld for employee taxes	10a	-	-	160,309	-	-	-	-	160,309
Shares issued to service providers	30a	-	-	21,533	-	-	-	-	21,533
Shares issued	30b	1	-	-	-	-	-	-	1
Stock options exercised	30b	-	9,148	-	-	-	-	-	9,148
Other comprehensive income, net of tax	30f
Cash flow hedge		-	-	-	-	19,903	-	-	19,903
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	30,296	-	30,296
Currency translation on foreign entities		-	-	-	243,853	-	-	-	243,853
Own credit adjustment		-	-	-	-	-	-	29	29
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the year		-	-	(364,578)	-	-	-	-	(364,578)	(56)	(364,634)
Share-based compensation, net of shares withheld for employee taxes	10b	-	-	201,991	-	-	-	-	201,991	-	201,991
Share-based compensation - contingent share award (CSA) termination	10b	-	-	355,573	-	-	-	-	355,573	-	355,573
Stock options exercised	30b	-	4,505	-	-	-	-	-	4,505	-	4,505
Shares issued on business acquisition		-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	30c	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Loss of control of subsidiary		-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	30f
Cash flow hedge		-	-	-	-	(8,973)	-	-	(8,973)	-	(8,973)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(24,039)	-	(24,039)	-	(24,039)
Currency translation on foreign entities		-	-	-	2,580	-	-	-	2,580	-	2,580
Own credit adjustment		-	-	-	-	-	-	2,008	2,008	-	2,008
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783	-	4,890,783

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2020		45	638,007	(102,441)	(97,081)	49	-	(468)	438,111	-	438,111
Loss for the year		-	-	(164,993)	-	-	-	-	(164,993)	(341)	(165,334)
Share-based payments, net of shares withheld for employee taxes		-	-	139,025	-	-	-	-	139,025	-	139,025
Stock options exercised	30b	-	12,252	-	-	-	-	-	12,252	-	12,252
Shares issued on business acquisition		-	277,575	-	-	-	-	-	277,575	-	277,575
Issuance of preferred shares (Series F-1)	30c	5	400,910	-	-	-	-	-	400,915	-	400,915
Issuance of preferred shares (Series G)	30c	3	399,997	-	-	-	-	-	400,000	-	400,000
Issuance of preferred shares (Series G-1)	30c	28	399,972	-	-	-	-	-	400,000	-	400,000
Issuance of shares under the customer program and IPO (note 1(a))	30c	2	2,602,024	-	-	-	-	-	2,602,026	-	2,602,026
Transactions costs from IPO (note 1(a))		-	(47,545)	-	-	-	-	-	(47,545)	-	(47,545)
Shares repurchased	30e	-	(4,607)	-	-	-	-	-	(4,607)	-	(4,607)
Increase in non-controlling interests		-	-	-	-	-	-	-	-	1,850	1,850
Other comprehensive income or loss, net of tax	30f
Cash flow hedge		-	-	-	-	1,438	-	-	1,438	-	1,438
Other comprehensive income (loss)		-	-	-	-	-	1,741	-	1,741	-	1,741
Currency translation on foreign entities		-	-	-	(13,855)	-	-	-	(13,855)	-	(13,855)
Own credit adjustment		-	-	-	-	-	-	(1,051)	(1,051)	0	(1,051)
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	2023	2022	2021

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Profit (loss) for the year		1,030,530	(364,634)	(165,334)
Adjustments:
Depreciation and amortization	8	62,895	35,581	17,339
Credit loss allowance expenses	7	2,487,648	1,440,922	503,679
Deferred income taxes	29	(675,682)	(417,612)	(224,654)
Customer Program		-	-	11,180
Provision for lawsuits and administrative proceedings		17,098	(1,174)	2,818
Unrealized losses on other investments		20	848	(39,280)
Unrealized losses on financial instruments		15,885	17,794	19,338
Interest accrued		103,572	32,479	11,077
Contingent share award (CSA) - termination	10b	-	355,573	-
Share-based compensation		212,551	253,203	157,324
Others		23,056	8,203	-
		3,277,573	1,361,183	293,487

Changes in operating assets and liabilities:
Securities		699,076	(1,102,864)	(4,666,792)
Compulsory deposits and others at central banks		(4,540,463)	(1,880,347)	(924,889)
Credit card receivables		(7,878,307)	(5,213,669)	(2,568,423)
Loans to customers		(3,577,534)	(1,889,278)	(1,522,217)
Other receivables		(1,136,488)	(481,824)	-
Other assets		(60,982)	(772,415)	(64,072)
Deposits		7,664,820	6,278,088	4,001,856
Payables to network		2,818,592	2,221,037	1,602,485
Deferred income		25,935	11,277	4,848
Other liabilities		1,279,987	979,277	417,225

Interest paid		(82,904)	(30,935)	(9,062)
Income tax paid		(612,447)	(297,090)	(52,314)
Interest received		3,389,331	1,573,133	563,550
Cash flows (used in) generated from operating activities		1,266,189	755,573	(2,924,318)

Cash flows from investing activities
Acquisition of property, plant and equipment		(20,243)	(20,001)	(6,025)
Acquisition of intangible assets		(156,760)	(94,305)	(22,473)
Acquisition of subsidiary, net of cash acquired		-	(10,346)	(114,486)
Acquisition of securities - equity instruments		-	(2,500)	(11,211)
Cash flow (used in) generated from investing activities		(177,003)	(127,152)	(154,195)

	Note	2023	2022	2021

Cash flows from financing activities
Issuance of preferred shares		-	-	800,000
Issuance of shares for over-allotment in IPO		-	247,998	2,590,846
Transactions costs for over-allotment in IPO		-	(3,985)	(47,545)
Payments of securitized borrowings		-	(10,633)	(66,403)
Proceeds from borrowings and financing	23	469,501	581,142	116,349
Payments of borrowings and financing	23	(46,501)	(159,983)	(60,523)
Lease payments		(6,933)	(5,005)	(4,387)
Exercise of stock options	30b	9,148	4,505	12,252
Shares repurchased	30e	-	-	(4,607)
Cash flows (used in) generated from financing activities		425,215	654,039	3,335,982
Change in cash and cash equivalents		1,514,401	1,282,460	257,469

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	4,172,316	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents		236,723	184,181	104,426
Cash and cash equivalents - end of the year	11	5,923,440	4,172,316	2,705,675
Increase (decrease) in cash and cash equivalents		1,514,401	1,282,460	257,469

Non-cash transactions
Olivia's acquisition - share consideration	30	-	36,671	-
Shares issued to service providers	30a	21,533	-	-
Contingent share award (CSA) - termination	10b	-	355,573	-
Easynvest acquisition - share consideration	30	-	-	271,229
Conversion of senior preferred shares into equity	30c	-	-	400,915
Spin Pay acquisition - share consideration	30	-	-	6,346

The accompanying notes are an integral part of these consolidated financial statements.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Nu Holdings Ltd.

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

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of December 31, 2023, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil which allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) "Conta do Nubank", a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers ("PIX"), bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through "Conta do Nubank", directly in the app. In addition, Nu Financeira issues the Bank Deposit Receipt (RDB), with daily liquidity and with a defined future maturity date and offered to the Company's customers through the "Conta do Nubank". Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account and offers customers in México the possibility to obtain loans, in addition to offering "Cuenta Nu", a 100% digital account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License").

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these consolidated financial statements on April 19, 2024.

a) Level III BDRs Program discontinuation

On June 28, 2023 the Securities and Exchange Commission of Brazil ("CVM") Collegiate approved the plan for the discontinuance of the Company's Level III BDRs Program and the cancellation of the Company's registration with the CVM as a foreign public issuer of category "A" securities. The Definition Period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the Sale Procedures, ended on August 21, 2023.

On September 22, 2023 the Company submitted a request to CVM to cancel the registration of the Level III BDRs Program and, consequently, to cancel Company's registry as a foreign issuer before CVM. On October 31, 2023 the cancellation was approved by CVM.

b) Nucoin

In February of 2023, Nu commenced the distribution of Nucoin, the native blockchain token issued by the Company, designed to support a loyalty network known as the "Nucoin Network'' between Nu and its customers. The long-term objective for Nu is to onboard other sponsoring companies, referred to as "Sponsors", who commit to adopting Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoins to distribute to their own customer base and will be required to provide incentives and benefits to Nucoin holders, thereby fostering network adoption and enhancing the utility of Nucoin within its communities.

As of December 31, 2023, in addition to the provision for customer crypto safeguard asset and liability from SAB 121, as shown in note 34, the Group had a liability of US$9,271 due its commitment to the liquidity pool pertaining to Nucoins.

c) Contingent share award - Termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award ("CSA"). As a result of the termination, the Company recorded expenses on that date of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company no longer accounted for any expense associated with the 2021 Contingent Share Award. The termination did not impact cash flows and no shares were issued under this CSA. Additional information is disclosed on Note 10b.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

d) License to operate as a financial institution in Colombia

Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") was granted a license to operate as a financial institution in Colombia by the Financial Superintendence of Colombia ("SFC") which came into effect in January, 2024. Nubank plans to introduce "Cuenta Nu" and other products in Colombia.

e) Initial Public Offering ("IPO")

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

●	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses (income)” in the consolidated statements of profit or loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
●	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

●	assets and liabilities are converted into US$ at the exchange rate at the reporting date;
●	equity is translated into US$ at historical cost;
●	revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and
●	statements of cash flow items are translated into US$ using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

b) New or revised accounting pronouncements adopted in 2023

The following new or revised standards have been issued by IASB, were effective for the period covered by these consolidated financial statements, and had no significant impact.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8); and
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

c) Other new standards and interpretations issued but not yet effective

●	Non-current Liabilities with Covenants (Amendments to IAS 1).

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

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

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Entity	Control	Principal activities	Functional currency	Country	2023	2022	2021
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest")	Indirect	Investment platform	BRL	Brazil	100%	100%	100%
Nu Pay for Business Instituição de Pagamentos Ltda. ("Nu Pay")	Indirect	Payment hub	BRL	Brazil	100%	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%	100%

In addition, the Company consolidated the following investment fund for December 31, 2023 and 2022, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM, Nu Invest and Nu Pay, Brazilian subsidiaries, are regulated by Central Bank of Brazil (“BACEN”); Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia and Nu Colombia Financiamento, Colombian subsidiaries, are regulated by Industry and Commerce Superintendency and by Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. Material accounting policies

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Group's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income or loss using the effective interest rate method.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

●	Cash and cash equivalents;
●	Securities;
●	Collateral for credit card operations;
●	Derivative financial instruments;
●	Compulsory and other deposits at central banks;
●	Credit card receivables and loans to customers;
●	Other financial assets;
●	Other receivables.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

●	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.
●	Financial liabilities designated at FVTPL: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

●	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

●	Derivative financial instruments;
●	Instruments eligible as capital;
●	Repurchase agreements;
●	Deposits;
●	Payables to network;
●	Borrowings and financing, and securitized borrowings.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days but less than 90 (ninety) days in arrears; or
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

The group also assumes a cure criteria for stage 3, taking into account triggers that assess the payment capacity of the counterparty such as the percentage of the total debt paid or time threshold meeting the debt current obligations

Lifetime definition

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

In turn, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

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

The Group builds models with upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The scenarios weighting depends on the Group’s expectations regarding the likelihood of each scenario to occur. The weighting is reviewed whenever there is a substantial change in the economic environment that causes the macroeconomics outlooks’ expectation to be revised.

The probability of occurrence and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in local or global macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

●	Probability of default (PD): it is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, the calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.

●	Exposure at default (EAD): the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a personal loan product is the expected balance value at default after considering the installments payments behavior.

●	Loss given default (LGD): the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of the expected losses, after all recoveries are accounted for, divided by the defaulted balances.

●	Discount rate: it is the average effective interest rate calculated using historical data.

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is taken when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts. All balances are written-off, and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of profit or loss as “Credit loss allowance expenses”.

Modifications of financial assets

The factors used by the Company to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraint and significant changes to the interest rate, among others.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Derivatives are held for risk management purposes and are classified as held for trading unless they are designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at its fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income or loss in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss. Amounts accumulated in equity are reclassified to the statement of profit or loss in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of profit or loss when the forecast transaction is ultimately recognized in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit or loss. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services, administrative expenses and intercompany expenses.

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

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

(iii) Hedge of corporate and social security taxes over share-based compensation - The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at Restricted Stock Units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, and Group’s understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 28.

c)    Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

iii)	Recharge fees

Recharge fees are recognized at the date the customers acquire the right to the telecom services and comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

e)               Cash and cash equivalents

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

f)     Credit card receivables

Credit card receivables are reported at their amortized cost, net of the credit card ECL allowance.

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Group is responsible for on the referred network.

g)    Loans to customers

Loans to customers are related to Nu’s unsecured and secured lending products. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL allowance).

h)       Compulsory and other deposits at central banks

Compulsory deposits and reserves are the amount required by the Central Bank of Brazil (BACEN) based on the amount of Bank certificate of deposit (CDB) and Bank Receipt of Deposits (RDB) held by Nu or to support instant payments operations (PIX).

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

The Group recognizes lease liabilities as those which correspond to the total future payment at present value of the future lease payments with a discounted rate and a right-of-use assets, measured initially at cost value.

Subsequently, the asset is reduced by the accumulated depreciation and any impairment losses or re-measurement, when applicable. The liability is reduced by the payments made and by the interest on the payment flows.

The accumulated depreciation and impairment losses are classified as "General and administrative expenses" in the consolidated statement of profit or loss.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

j)      Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of property, plant, and equipment less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are annually evaluated for impairment, or whenever events or changes in circumstances indicate the existence of an impairment.

Directly attributable expenditures related to internally generated intangible assets, mainly related to the development of new features and/or products, are capitalized from the date on which the entity is able to demonstrate, among others, its technical feasibility, intention to complete, ability to use and can reasonably demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of property, plant, and equipment and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software and internally developed assets	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

k)    Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

l)      Impairment of non-financial assets

Annually, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of profit or loss in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment and intangible assets may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment and intangible assets recoverable amount. The carrying amount of the property, plant and equipment and intangible assets will only be increased up to the amount that would have been had the original impairment not been recognized.

m)  Other assets

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and debit card operations, such as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

n)    Deposits

Corresponds to amounts deposited by customers mainly in:

(i)	“Conta do Nubank”;
(ii)	Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits (“RDB-V”);
(iii)	Time deposits;
(iv)	Bank certificate of deposit (CDB); and
(v)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)    Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

p)    Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

q)    Deferred income

Primarily comprises revenues related to the rewards program which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually or monthly by customers until they are earned by the Group and are included on the rewards revenue apportion calculation.

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

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group discloses in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

●	Probable: liabilities are recognized on the consolidated statements of financial position as “provision for lawsuits and administrative proceedings”;
●	Possible: disclosed in the financial statements, but for which no provision is recognized; and
●	Remote: require neither provision nor disclosure on the financial statements.

The amount of judicial deposits is adjusted in accordance with current legislation and recognized in the other assets.

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

Share-based payments expenses are recorded based on the fair value at the grant date. Following the Initial Public Offering ("IPO") that took place in December 2021, the fair value is determined based on the publicly traded share price, and before that date, it was estimated using different valuation models. Significant judgment is required when determining the inputs into the fair value model. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Tax	Rate (2023)	Rate (2022)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15%	15% until July/2022 and 16% between August and December/2022

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

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

●	the most likely amount - the single most likely amount in a range of possible outcomes or;
●	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

y)    Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, which excludes treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potentially dilutive ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

z)    Customer crypto safeguarding

The Group accounts for a safeguarding liability and a corresponding asset both at the fair value of the crypto assets held by customers on the Group's platform. Assets and liabilities have the same carrying amount and do not impact the statements of profit or loss, unless there are losses related to the safeguarding activity. The Group has not been recognizing any losses.

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

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards, loans receivables that represents management’s best estimate of allowance as of each reporting date.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2023, the probability weighted ECL allowance for credit card and lending totaled US$2,608,403 of which US$2,096,269 related to credit card operations and US$512,134 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied the weighted average of these three macroeconomic scenarios and a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	2,608,403	2,446,692	2,590,188	2,851,959

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

The Group has made assumptions to determine the forfeiture rate which pertains to the estimated portion of share-based payment awards that will ultimately be forfeited or canceled due to employees leaving the company before the completion of the vesting period.

The determination of the forfeiture rate involves judgment based on various factors, including historical employee turnover rates, external economic and industry-specific factors. However, estimating the forfeiture rate is inherently uncertain and subject to risks and uncertainties beyond our control.

c) Goodwill impairment analysis

For the purposes of impairment testing, goodwill was allocated to the investment activities cash-generating unit ("CGU"). Impairment tests were performed on September 30, 2023 and no adjustment to the recoverable amount for the goodwill was recorded since the recoverable amounts of CGU were determined to be higher than its carrying amount.

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

The discount rate used was the cost of equity for business in Brazil where the activities from the acquired entities are concentrated. Cash flow projections for the Investments activities CGU were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond these periods. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The estimated recoverable amount of all CGUs exceeded their carrying amount on September 30, 2023. The carrying amount and main assumptions used in determining the recoverable amounts are:

CGU	Carrying amount (US$ million)	Goodwill (US$ million)	Discount rate (%)	Growth rate (%)

Investments activities CGU	528.2	381.2	15.4	3.5

d) Provision for lawsuits and administrative proceedings

The Group and its subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as legal counsel’s opinion.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

More information about the significant unobservable inputs and other information are disclosed in note 28.

f) Blockchain token accounting

Currently, there is no specific guidance provided by IFRS or any alternative accounting framework regarding the accounting treatment of the internally generated blockchain token issued by the Company ("Nucoin Network") associated with a liquidity pool and loyalty network. Consequently, Management has had to exercise significant judgment in determining the appropriate accounting treatment.

Exercise of judgment was relevant in applying the accounting framework to token issuance to customers and their sales and acquisitions from the liquidity pool, taking into account the Company's limited commitment to support the liquidity pool and to evaluate present and/or constructive obligations. Additionally, judgment was crucial in determining when to recognize a performance obligation due to the delivery and stacking of tokens to customers and assessing the valuation of the obligation.

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	2023	2022	2021

Interest income – credit card	2,521,892	1,014,875	357,831
Interest income – lending	1,650,321	932,196	292,701
Interest income – other assets at amortized cost	851,237	388,736	66,202
Interest income – other receivables	398,536	161,004	17,236
Interest income and gains (losses) on financial instruments at fair value	1,017,726	1,058,402	312,776
Financial assets at fair value	973,029	1,087,619	309,196
Other	44,697	(29,217)	3,580
Total interest income and gains (losses) on financial instruments	6,439,712	3,555,213	1,046,746

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

b) Fee and commission income

	2023	2022	2021

Interchange fees	1,187,857	917,373	471,505
Late fees	180,688	104,499	48,378
Recharge fees	48,711	77,469	26,857
Rewards revenue	24,313	22,438	49,951
Other fee and commission income	147,695	115,239	65,766
Customer Program ("NuSócios")	-	-	(11,180)
Total fee and commission income	1,589,264	1,237,018	651,277

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

c) Interest and other financial expenses

	2023	2022	2021

Interest expense on deposits	1,723,839	1,407,898	317,420
Other interest and similar expenses	313,086	140,005	49,924
Interest and other financial expenses	2,036,925	1,547,903	367,344

d) Transactional expenses

	2023	2022	2022

Bank slip costs	23,953	33,963	36,149
Rewards expenses	58,304	42,422	36,885
Credit and debit card network costs	52,199	54,987	22,705
Other transactional expenses	81,474	45,055	21,380
Total transactional expenses	215,930	176,427	117,119

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to the rewards program to fulfill the use of the points by customers, and other costs related to the connection to the payment.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

7. Credit loss allowance expenses

	2023	2022	2021

Net increase of loss allowance (note 13)	1,849,706	939,079	311,601
Recovery	(158,747)	(31,491)	(22,494)
Credit card receivables	1,690,959	907,588	289,107

Net increase of loss allowance (note 14)	634,356	501,843	192,078
Recovery	(43,683)	(4,520)	(542)
Loans to customers	590,673	497,323	191,536

Net increase of loss allowance (note 16)	1,417	-	-
Recovery	-	-	-
Other receivables	1,417	-	-

Other financial assets allowance expenses (note 12)	2,169	-	-
Securities	2,169	-	-
Total	2,285,218	1,404,911	480,643

8. Operating expenses

	2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	186,651	174,557	-	-	361,208
Credit analysis and collection costs	89,293	41,316	-	-	130,609
Customer services	80,866	7,491	-	-	88,357
Salaries and associated benefits	72,478	300,559	20,994	-	394,031
Credit and debit card issuance costs	27,137	55,396	-	-	82,533
Share-based compensation (note 10a)	2,770	251,769	1,075	-	255,614
Specialized services expenses	-	61,404	-	-	61,404
Other personnel costs	15,675	46,251	2,298	-	64,224
Depreciation and amortization	13,072	49,823	-	-	62,895
Marketing expenses	-	-	146,655	-	146,655
Others (i)	140	53,724	-	250,431	304,295
Total	488,082	1,042,290	171,022	250,431	1,951,825

	2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	132,163	144,341	-	-	276,504
Credit analysis and collection costs	54,239	39,773	-	-	94,012
Customer services	74,438	9,559	-	-	83,997
Salaries and associated benefits	48,661	275,117	15,430	-	339,208
Credit and debit card issuance costs	13,174	43,689	-	-	56,863
Share-based compensation (note 10a)	-	286,450	-	-	286,450
Specialized services expenses	-	39,842	-	-	39,842
Other personnel costs	8,553	41,494	1,425	-	51,472
Depreciation and amortization	3,965	31,616	-	-	35,581
Marketing expenses	-	-	136,142	-	136,142
Others (i)	170	65,813	-	150,264	216,247
Subtotal	335,363	977,694	152,997	150,264	1,616,318
Share-based compensation - contingent share award termination (10b) (ii)	-	355,573	-	-	355,573
Total	335,363	1,333,267	152,997	150,264	1,971,891

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	70,928	63,833	-	-	134,761
Credit analysis and collection costs	34,026	25,843	-	-	59,869
Customer services	48,122	6,923	-	-	55,045
Salaries and associated benefits	19,898	185,715	7,522	-	213,135
Credit and debit card issuance costs	13,711	25,445	-	-	39,156
Share-based compensation (note 10a)	-	225,445	-	-	225,445
Specialized services expenses	-	29,200	-	-	29,200
Other personnel costs	2,253	18,452	277	-	20,982
Depreciation and amortization	1,217	16,122	-	-	17,339
Marketing expenses	-	-	71,775	-	71,775
Others (i)	354	31,923	-	4,097	36,374
Total	190,509	628,901	79,574	4,097	903,081
(i)	"Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.
(ii)	The termination of the 2021 Contingent Share Award resulted in a one-time, non-cash recognition of expenses in the total amount of US$355,573 in the fourth quarter of 2022.

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

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as “General and administrative expenses” and the remaining is presented as “Customer support and operations”.

Customer services primarily include costs with customer services provided by service providers. These costs exclusively related to acquisition of new clients are presented as “General and administrative expenses” and all others are presented as “Customer support and operations”.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

9. Earnings (loss) per share

	2023	2022	2021

Earnings (loss) attributable to shareholders of the parent company	1,030,530	(364,578)	(164,993)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,738,841	4,676,941	1,602,126
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued solely based on the passage of time	-	36	-
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,738,841	4,676,977	1,602,126
Adjustment for the diluted earnings per share:
Share based payment	112,823	-	-
Business acquisition	5,915	-	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,857,579	4,676,977	1,602,126
Earnings (loss) per share – basic (US$)	0.2175	(0.0780)	(0.1030)
Earnings (loss) per share – diluted (US$)	0.2121	(0.0780)	(0.1030)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	4,143	184,362	334,436

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potential antidilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted EPS if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares.

10. Share-based payments

a)	Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical and future prospective forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in a true-up for the costs and no further recognition of the expense.

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

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of profit or loss.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

SOPs	2023	WAEP (US$)	2022	WAEP (US$)	2021	WAEP (US$)

Outstanding on January 1	101,276,327	0.72	143,889,439	0.55	42,515,821	1.58
Granted during the year	-	-	-	-	1,141,362	23.75
Exercised during the year	(39,100,504)	0.21	(37,095,966)	0.12	(18,822,551)	0.38
Forfeited during the year	(2,233,761)		(5,517,146)		(853,059)
Balances before 6-for-1 forward share split	59,942,062	1.04	101,276,327	0.72	23,981,573	3.01
Issuance of options due to 6-for-1 forward split	-		-		119,907,866
Outstanding on December 31	59,942,062	1.04	101,276,327	0.72	143,889,439	0.55
Exercisable on December 31	53,561,964	0.94	81,813,095	0.55	101,416,310	0.33

RSUs	2023	WAGDFV (US$)	2022	WAGDFV (US$)	2021	WAGDFV (US$)

Outstanding on January 1	72,401,895	5.46	80,924,937	4.82	5,294,454	10.47
Granted during the year	35,823,472	4.97	32,294,522	5.47	13,103,243	36.65
Vested during the year	(29,212,440)	4.45	(27,322,614)	3.64	(3,092,289)	15.06
Forfeited during the year	(12,500,866)		(13,494,950)		(1,817,919)
Balances before 6-for-1 forward share split	66,512,061	5.66	72,401,895	5.46	13,487,489	28.91
Issuance of RSUs due to 6-for-1 forward split	-		-		67,437,448
Outstanding on December 31	66,512,061	5.66	72,401,895	5.46	80,924,937	4.82

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The following tables present the total amount of share-based compensation expense, and the provision for taxes as of December 31, 2023, 2022 and 2021.

	2023	2022 (i)	2021

SOP and RSU expenses and related corporate and social security taxes expenses	256,103	126,167	151,115
RSUs and SOPs grant - business combination	13,400	43,116	45,597
Awards expenses and related taxes	19,814	113,172	28,733
Fair value adjustment - hedge of corporate and social security taxes (note 19)	(33,703)	3,995	-
Total share-based compensation expenses (note 8)	255,614	286,450	225,445

Equity share-based compensation, net of shares withheld for employee taxes	160,309	201,991	139,025

(i) Prior to the contingent share award termination (see note 10b).

	2023	2022	2021
Liability provision for taxes presented as salaries, allowances and social security contributions	66,075	32,554	61,772

In 2022 and 2023, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2023	2022	2021

Weighted average fair value of options granted during the year (US$)	-	-	2.58
Weighted average share fair value of options granted during the year (US$)	-	-	3.97
Exercise price of options granted during the year (US$)	-	-	3.98
Expected volatility in valuation of options granted during the year (%)	-	-	72.5 and 75.0
Risk–free interest rate p.y. in valuation of options granted during the year (%)	-	-	0.50
Weighted average share price at the date of exercise of options during the year (US$)	6.37	7.72	6.38
Weighted Average remaining contractual life of options outstanding at year-end	4.78	4.80	5.70

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	28.65%	45.07%	51.96%
US$ 0.11 to US$ 0.50	32.63%	28.20%	28.58%
US$ 0.51 to US$ 15.00	38.72%	26.73%	19.46%
Greater than US$ 15.01	-	-	-

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	50,403	44,849	33,437
Unvested	12,125	28,169	46,146

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The following table presents additional information related to the RSUs and Awards characteristics and the valuation model:

	2023	2022

Most relevant vesting periods for the grants outstanding
3 years	55.81%	53.52%
5 years	34.69%	39.95%
Weighted-Average awards vesting period	3.8 years	Up to 3.2 years

b)	Contingent Share Award (CSA) termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, terminated the 2021 Contingent Share Award. As a result of the termination, the Company recorded expenses of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company has not been recognizing accounts for any expense associated with the 2021 Contingent Share Award. Such termination did not impact The Company's cash flows and did not create any dilution for the Company's shareholders.

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

	2023	2022

Contingent share award termination	-	355,573

11. Cash and cash equivalents

	2023	2022

Voluntary deposits at central banks	3,308,040	2,451,150
Bank balances	1,759,018	1,506,727
Short-term investments	854,846	153,743
Reverse repurchase agreement in foreign currency	61	59,519
Other cash and cash equivalents	1,475	1,177
Total	5,923,440	4,172,316

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of December 31, 2023 and 2022, was 100% and 99% of the Brazilian CDI rate, respectively, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the Brazilian subsidiaries at the Central Bank of Brazil, the average rate of remuneration as of December 31, 2023 and 2022 was 100% of the Brazilian CDI rate, with daily maturity.

12. Securities

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2023					2022
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	309,331	309,353	-	-	309,353	163
Total government bonds	309,331	309,353	-	-	309,353	163

Corporate bonds and other instruments
Bill of credit (LC)	1	1	-	1	-	138
Certificate of bank deposits (CDB)	5,760	5,770	-	5,401	369	3,712
Real estate and agribusiness letter of credit	186	186	-	84	102	1,197
Corporate bonds and debentures	23,937	23,667	-	-	23,667	46,680
Equity instrument (i)	12,426	13,199	13,199	-	-	22,082
Investment funds	16,164	16,164	16,164	-	-	-
Time deposit	-	-	-	-	-	905
Real estate and agribusiness certificate of receivables	234	234	-	-	234	16,976
Total corporate bonds and other instruments	58,708	59,221	29,363	5,486	24,372	91,690
Total financial instruments at FVTPL	368,039	368,574	29,363	5,486	333,725	91,853

	2023		2022
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	1,681,223	346,130	334,783	63,401
U.S. Dollars	9,241	9,241	6,370	6,370
Others (i)	1,098,602	13,203	1,826,954	22,082
Total		368,574		91,853
(i)	Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of December 31, 2023, the total fair value of these investments corresponded to US$13,199 (US$22,082 on December 31, 2022), classified as level 3 in the fair value hierarchy, as described in note 28.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	2023					2022
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	7,156,614	7,166,551	-	509,084	6,657,467	8,222,115
United States of America	125,975	126,914	-	-	126,914	171,184
Mexico	1,510	1,407	-	-	1,407	1,382
Total government bonds	7,284,099	7,294,872	-	509,084	6,785,788	8,394,681

Corporate bonds and other instruments
Corporate bonds and debentures	1,243,377	1,243,841	-	95,206	1,148,635	788,948
Investment funds	54,803	54,803	5,419	-	49,384	302,779
Time deposit	193,928	194,390	-	194,390	-	445,531
Real estate and agribusiness certificate of receivables	17,624	17,839	-	-	17,839	15,199
Total corporate bonds and other instruments	1,509,732	1,510,873	5,419	289,596	1,215,858	1,552,457
Total financial instruments at FVTOCI	8,793,831	8,805,745	5,419	798,680	8,001,646	9,947,138

	2023		2022
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	37,333,260	7,686,169	45,527,868	8,622,049
U.S. Dollars	1,118,169	1,118,169	1,323,707	1,323,707
Others	23,880	1,407	26,949	1,382
Total		8,805,745		9,947,138
(i)	Includes US$23,050 (US$2,252,464 on December 31, 2022) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$130,150 (US$160,485 on December 31, 2022). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 28.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The Group has corporate bonds and debentures classified as FVTOCI for which ECL measured for December 31, 2023 was US$2,169, as shown in note 7 and the exposure was classified as Stage 1. There was no transfer between stages during the year ended on December 31, 2023.

c) Financial instruments at amortized cost

	2023				2022
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost
Sovereign bonds and other instruments
Sovereign bonds (i)	52,650	-	52,650	-	-
Time deposit	51,770	-	51,770	-	-
Total sovereign bonds and other instruments	104,420	-	104,420	-	-
Total financial instruments at amortized cost	104,420	-	104,420	-	-

	2023		2022
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	255,732	52,650	-	-
Others	878,640	51,770	-	-
Total		104,420		-
(i)	Refers to an investment in sovereign bonds with the intention to collect contractual cash flows.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

13. Credit card receivables

Composition of receivables

	2023	2022

Receivables - current (i)	6,296,788	4,236,235
Receivables - installments (i)	7,212,775	4,259,979
Receivables - revolving (ii)	978,741	770,011
Total receivables	14,488,304	9,266,225
Fair value adjustment - portfolio hedge (note 19)	32	(51)
Total	14,488,336	9,266,174

Credit card ECL allowance
Presented as deduction of receivables	(2,074,203)	(1,033,102)
Presented as "Other liabilities" (note 26)	(22,066)	(17,566)
Total credit card ECL allowance	(2,096,269)	(1,050,668)
Receivables, net	12,392,067	8,215,506
Total receivables presented as assets	12,414,133	8,233,072

(i)	"Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's clients in up to 12, 24 and 36 monthly installments in Brazil, Mexico and Colombia, respectively. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. Brazil makes the corresponding payments to the credit card network (see note 22) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.
(ii)	"Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

a) Breakdown by maturity

	2023		2022
	Amount	%	Amount	%
Receivables not overdue due in:
<= 30 days	6,263,292	43.2%	4,036,414	43.5%
30 < 60 days	2,485,690	17.2%	1,604,056	17.3%
> 60 days	4,327,880	29.9%	2,823,966	30.5%
Total receivables not overdue	13,076,862	90.3%	8,464,436	91.3%

Receivables overdue by:
<= 30 days	349,263	2.4%	237,531	2.6%
30 < 60 days	170,962	1.2%	91,604	1.0%
60 < 90 days	141,310	0.9%	74,917	0.8%
> 90 days	749,907	5.2%	397,737	4.3%
Total receivables overdue	1,411,442	9.7%	801,789	8.7%
Total	14,488,304	100.0%	9,266,225	100.0%

Receivables overdue consist mainly of late balances, and receivables not overdue consist mainly of current receivables and future bill installments ("parcelado").

b) Credit loss allowance - by stages

As of December 31, 2023, the credit card ECL allowance totaled US$2,096,269 (US$1,050,668 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified in stages, as disclosed in note 4.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of December 31, 2023 and 2022. The proportion of stage 3 exposures increased to 7.6% on December 31, 2023 from 6.5% on December 31, 2022. The expected stage 3 movement is primarily due to credit expansions which are maturing in the portfolio, as well as increases in delinquency observed in the previous quarters. Moreover, such expansions are the reason for the stage 1 coverage ratio movement.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,891,823	82.1%	693,151	33.1%	5.8%

Stage 2	1,490,067	10.3%	477,714	22.8%	32.1%
Absolute Trigger (Days Late)	364,853	24.5%	277,035	58.0%	75.9%
Relative Trigger (PD deterioration)	1,125,214	75.5%	200,679	42.0%	17.8%

Stage 3	1,106,414	7.6%	925,404	44.1%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	7,750,270	83.6%	322,970	30.7%	4.2%

Stage 2	917,178	9.9%	254,181	24.2%	27.7%
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%

Stage 3	598,777	6.5%	473,517	45.1%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

c) Credit loss allowance - by credit quality vs. stages

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	7,103,018	49.0%	142,047	6.8%	2.0%
Stage 1	7,081,674	99.7%	141,720	99.8%	2.0%
Stage 2	21,344	0.3%	327	0.2%	1.5%

Satisfactory (5% <= PD <= 20%)	3,860,845	26.7%	294,591	14.0%	7.6%
Stage 1	3,699,167	95.8%	282,976	96.1%	7.6%
Stage 2	161,678	4.2%	11,615	3.9%	7.2%

Higher Risk (PD > 20%)	3,524,441	24.3%	1,659,631	79.2%	47.1%
Stage 1	1,110,982	31.5%	268,455	16.2%	24.2%
Stage 2	1,307,045	37.1%	465,772	28.0%	35.6%
Stage 3	1,106,414	31.4%	925,404	55.8%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,097,909	65.8%	113,780	10.8%	1.9%
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	1,477,414	15.9%	118,825	11.2%	8.0%
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%

Higher Risk (PD > 20%)	1,690,902	18.3%	818,063	78.0%	48.4%
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.7%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

When compared to December 31, 2022, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained below in item d) Credit loss allowance - changes. Nonetheless, there is still a significant concentration of receivables at stage 1 based on credit quality. Furthermore, receivables with satisfactory risk are distributed between stages 1 and 2, but primarily stage 1.

Concerning the defaulted assets at stage 3, they are classified as higher risk. A large proportion of stage 2 exposures are also classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(33,880)	33,880	-	-
Transfers from Stage 2 to Stage 1	56,981	(56,981)	-	-
Transfers to Stage 3	(63,264)	(170,141)	233,405	-
Transfers from Stage 3	15,489	4,693	(20,182)	-
Write-offs	-	-	(935,283)	(935,283)
Net increase of loss allowance (note 7)	349,215	381,447	1,119,044	1,849,706
New originations (a)	157,928	15,748	8,999	182,675
Changes in exposure of preexisting accounts (b)	275,749	13,706	2,280	291,735
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(170,839)	310,683	1,087,561	1,227,405
Changes to models used in calculation (c)	86,377	41,310	20,204	147,891
Effect of changes in exchange rates (OCI)	45,640	30,635	54,903	131,178
Credit loss allowance at end of the year	693,151	477,714	925,404	2,096,269

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(19,469)	19,469	-	-
Transfers from Stage 2 to Stage 1	38,029	(38,029)	-	-
Transfers to Stage 3	(22,691)	(64,523)	87,214	-
Transfers from Stage 3	6,148	1,659	(7,807)	-
Write-offs	-	-	(290,974)	(290,974)
Net increase of loss allowance (note 7)	190,073	203,018	545,988	939,079
New originations (a)	144,394	22,320	11,167	177,881
Changes in exposure of preexisting accounts (b)	115,746	4,813	2,400	122,959
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(97,269)	210,317	519,615	632,663
Changes to models used in calculation (c)	27,202	(34,432)	12,806	5,576
Effect of changes in exchange rates (OCI)	3,522	6,195	2,167	11,884
Credit loss allowance at end of the year	322,970	254,181	473,517	1,050,668

	2021
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	79,296	60,391	77,855	217,542
Transfers from Stage 1 to Stage 2	(10,514)	10,514	-	-
Transfers from Stage 2 to Stage 1	17,840	(17,840)	-	-
Transfers to Stage 3	(7,023)	(13,176)	20,199	-
Transfers from Stage 3	151	70	(221)	-
Write-offs	-	-	(118,518)	(118,518)
Net increase of loss allowance (note 7)	54,096	92,658	164,847	311,601
New originations (a)	94,367	9,547	3,979	107,893
Changes in exposure of preexisting accounts (b)	120,420	2,585	363	123,368
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(161,906)	79,282	160,186	77,562
Changes to models used in calculation (c)	1,215	1,244	319	2,778
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Credit loss allowance at end of the year	127,358	126,392	136,929	390,679
(a)	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.
(b)	Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.
(c)	Changes to models that occurred during the period include calibration of ECL parameters reflecting changes in the Company’s underwriting policies and collections strategies, and inclusion of more recent risk and recoveries data.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(581,044)	581,044	-	-
Transfers from Stage 2 to Stage 1	307,046	(307,046)	-	-
Transfers to Stage 3	(554,432)	(383,006)	937,438	-
Transfers from Stage 3	20,523	6,235	(26,758)	-
Write-offs	-	-	(935,283)	(935,283)
Net change of gross carrying amount	4,109,980	576,369	462,050	5,148,399
Effect of changes in exchange rates (OCI)	839,480	99,293	70,190	1,008,963
Gross carrying amount at end of the year	11,891,823	1,490,067	1,106,414	14,488,304

	2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(377,421)	377,421	-	-
Transfers from Stage 2 to Stage 1	178,742	(178,742)	-	-
Transfers to Stage 3	(218,192)	(168,974)	387,166	-
Transfers from Stage 3	8,576	2,325	(10,901)	-
Write-offs	-	-	(290,974)	(290,974)
Net change of gross carrying amount	3,450,551	427,186	313,606	4,191,343
Effect of changes in exchange rates (OCI)	182,325	17,857	3,521	203,703
Gross carrying amount at end of the year	7,750,270	917,178	598,777	9,266,225

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2021
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872
Transfers from Stage 1 to Stage 2	(168,654)	168,654	-	-
Transfers from Stage 2 to Stage 1	73,448	(73,448)	-	-
Transfers to Stage 3	(72,328)	(41,112)	113,440	-
Transfers from Stage 3	156	68	(224)	-
Write-offs	-	-	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	4,525,689	440,105	196,359	5,162,153

14. Loans to customers

	2023	2022
Lending to individuals	3,713,770	1,976,499
Loan ECL allowance	(512,134)	(300,223)
Total receivables	3,201,636	1,676,276
Fair value adjustment - portfolio hedge (note 19)	698	(2,836)
Total	3,202,334	1,673,440

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2023, and 2022, considering each installment individually.

	2023		2022
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	551,677	14.9%	273,837	13.9%
30 < 60 days	520,450	14.0%	271,682	13.7%
> 60 days	2,495,650	67.1%	1,350,302	68.3%
Total not overdue installments	3,567,777	96.0%	1,895,821	95.9%

Installments overdue by:
<= 30 days	53,986	1.5%	30,509	1.5%
30 < 60 days	32,469	0.9%	18,191	1.0%
60 < 90 days	23,135	0.6%	13,315	0.7%
> 90 days	36,403	1.0%	18,663	0.9%
Total overdue installments	145,993	4.0%	80,678	4.1%
Total	3,713,770	100.0%	1,976,499	100.0%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

b) Credit loss allowance - by stages

As of December 31, 2023, the loans to customers ECL allowance totaled US$512,134 (US$300,223 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages, as disclosed in note 4

The majority of the Group's loans to customers’ portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of December 31, 2023 and 2022. The proportion of stage 1 exposures changed to 76.2% on December 31, 2023 compared to 77.0% on December 31, 2022, while the overall coverage ratio showed a decrease to 13.8%, from 15.2% in December 31, 2022.

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	2,831,131	76.2%	145,341	28.4%	5.1%

Stage 2	648,296	17.5%	223,982	43.7%	34.5%
Absolute Trigger (Days Late)	138,919	21.4%	113,649	50.7%	81.8%
Relative Trigger (PD deterioration)	509,377	78.6%	110,333	49.3%	21.7%

Stage 3	234,343	6.3%	142,811	27.9%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,521,040	77.0%	76,454	25.5%	5.0%

Stage 2	351,166	17.8%	148,233	49.3%	42.2%
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%

Stage 3 (i)	104,293	5.2%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

c) Credit loss allowance - by credit quality vs stages

	2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,437,136	38.7%	14,129	2.8%	1.0%
Stage 1	1,396,591	97.2%	13,441	95.1%	1.0%
Stage 2	40,545	2.8%	688	4.9%	1.7%

Satisfactory (5% <= PD <= 20%)	1,228,949	33.1%	69,361	13.5%	5.6%
Stage 1	1,081,293	88.0%	59,291	85.5%	5.5%
Stage 2	147,656	12.0%	10,070	14.5%	6.8%

Higher Risk (PD > 20%)	1,047,685	28.2%	428,644	83.7%	40.9%
Stage 1	353,247	33.7%	72,609	17.0%	20.6%
Stage 2	460,095	43.9%	213,224	49.7%	46.3%
Stage 3	234,343	22.4%	142,811	33.3%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

	2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	832,448	42.1%	9,344	3.1%	1.1%
Stage 1	819,605	98.5%	9,093	97.3%	1.1%
Stage 2	12,843	1.5%	251	2.7%	2.0%

Satisfactory (5% <= PD <= 20%)	642,099	32.5%	40,852	13.6%	6.4%
Stage 1	583,925	90.9%	36,228	88.7%	6.2%
Stage 2	58,174	9.1%	4,624	11.3%	7.9%

Higher Risk (PD > 20%)	501,952	25.4%	250,027	83.3%	49.8%
Stage 1	117,510	23.4%	31,133	10.4%	26.5%
Stage 2	280,149	55.8%	143,358	47.8%	51.2%
Stage 3	104,293	20.8%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Most of the credit quality of this portfolio is classified as strong, followed by satisfactory and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. As of December 31, 2023, the total gross carrying amount of the portfolio increased by 87.9%, or US$1,737,271, in comparison to December 31, 2022.

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

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(7,551)	7,551	-	-
Transfers from Stage 2 to Stage 1	16,983	(16,983)	-	-
Transfers to Stage 3	(20,574)	(111,067)	131,641	-
Transfers from Stage 3	4,117	4,943	(9,060)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of loss allowance (note 7)	68,198	177,680	388,478	634,356
New originations (a)	385,391	82,037	18,674	486,102
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(314,926)	100,038	371,982	157,094
Changes to models used in calculation (b)	(2,267)	(4,395)	(2,178)	(8,840)
Effect of changes in exchange rates (OCI)	7,714	13,625	7,603	28,942
Credit loss allowance at end of the year	145,341	223,982	142,811	512,134

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of the year	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(6,642)	6,642	-	-
Transfers from Stage 2 to Stage 1	5,946	(5,946)	-	-
Transfers to Stage 3	(18,294)	(60,238)	78,532	-
Transfers from Stage 3	647	619	(1,266)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of loss allowance (note 7)	21,986	131,510	348,347	501,843
New originations (a)	217,837	45,537	9,176	272,550
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(212,730)	82,776	337,509	207,555
Changes to models used in calculation (b)	16,879	3,197	1,662	21,738
Effect of changes in exchange rates (OCI)	3,885	2,711	2,853	9,449
Credit loss allowance at end of the year	76,454	148,233	75,536	300,223

	2021
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	10,532	7,136	8,542	26,210
Transfers from Stage 1 to Stage 2	(780)	780	-	-
Transfers from Stage 2 to Stage 1	685	(685)	-	-
Transfers to Stage 3	(1,212)	(904)	2,116	-
Transfers from Stage 3	16	142	(158)	-
Write-offs	-	-	(13,223)	(13,223)
Net increase of loss allowance (note 7)	62,363	69,152	60,563	192,078
New originations (a)	159,299	28,281	6,237	193,817
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(93,269)	35,759	54,297	(3,213)
Changes to models used in calculation (b)	(3,667)	5,112	29	1,474
Effect of changes in exchange rates (OCI)	(2,678)	(2,686)	(2,165)	(7,529)
Credit loss allowance at end of the year	68,926	72,935	55,675	197,536
(a)	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.
(b)	Changes to models occurred during the period include calibration of ECL parameters reflecting changes in the Company’s underwriting and collections strategies and inclusion of more recent risk and recoveries data.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(81,641)	81,641	-	-
Transfers from Stage 2 to Stage 1	70,293	(70,293)	-	-
Transfers to Stage 3	(159,879)	(186,661)	346,540	-
Transfers from Stage 3	4,548	5,676	(10,224)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of gross carrying amount	1,311,806	428,807	232,682	1,973,295
Effect of changes in exchange rates (OCI)	164,964	37,960	12,439	215,363
Gross carrying amount at end of the year	2,831,131	648,296	234,343	3,713,770

	2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(63,015)	63,015	-	-
Transfers from Stage 2 to Stage 1	31,475	(31,475)	-	-
Transfers to Stage 3	(149,355)	(112,901)	262,256	-
Transfers from Stage 3	735	701	(1,436)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of gross carrying amount	515,802	223,713	186,632	926,147
Effect of changes in exchange rates (OCI)	55,876	8,073	2,658	66,607
Gross carrying amount at end of the year	1,521,040	351,166	104,293	1,976,499

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2021
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	168,744	22,634	9,526	200,904
Transfers from Stage 1 to Stage 2	(8,535)	8,535	-	-
Transfers from Stage 2 to Stage 1	3,279	(3,279)	-	-
Transfers to Stage 3	(11,069)	(3,324)	14,393	-
Transfers from Stage 3	18	160	(178)	-
Write-offs	-	-	(14,676)	(14,676)
Net increase of gross carrying amount	1,020,838	182,800	56,160	1,259,798
Effect of changes in exchange rates (OCI)	(43,753)	(7,486)	(2,437)	(53,676)
Gross carrying amount at end of the year	1,129,522	200,040	62,788	1,392,350

15. Compulsory and other deposits at central banks

	2023	2022

Compulsory deposits (i)	3,342,894	2,026,516
Reserve at central bank - Instant payments (ii)	2,953,515	751,503
Reserve at central bank - Electronic money (iii)	1,151,074	-
Total	7,447,483	2,778,019

(i)	Compulsory deposits are required by BACEN based on the amount of RDB held by Nu Financeira. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations (PIX), and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(iii)	Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nu Pagamentos. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

16. Other receivables

	2023	2022

Other receivables	1,691,665	522,734
Other receivables - ECL Allowance	(2,635)	(1,064)
Total	1,689,030	521,670

Other receivables are related to the acquisition of credit card receivables from acquirers at fair value. The ECL expenses for the year ended December 31, 2023 was US$1,417, as shown in note 7. As of December 31, 2023 and 2022, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the years ended on December 31, 2023 and 2022.

All receivables are classified through stages. The explanation of each stage is set out in the Company’s accounting policies (see note 4).

17. Other assets

	2023	2022

Deferred expenses (i)	230,676	157,439
Taxes recoverable	428,742	245,967
Advances to suppliers and employees (ii)	96,395	22,662
Prepaid expenses	81,687	61,744
Judicial deposits (note 24)	3,506	18,864
Other assets	95,203	35,227
Total	936,209	541,903

(i)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life, adjusted for any cancellations.
(ii)	As of December 31, 2023, it includes cash deposited with new partners that operate automated teller machines (ATMs). There were no transactions with these partners during 2022.

18. Intangibles assets and goodwill

a)	Composition of intangible assets and goodwill

(i) Intangible assets

	2023			2022
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Intangibles related to acquisitions	107,181	(45,547)	61,634	107,179	(29,132)	78,047
Other Intangibles	279,051	(44,804)	234,247	123,282	(19,165)	104,117
Total	386,232	(90,351)	295,881	230,461	(48,297)	182,164

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

(ii) Goodwill

	2023	2022
	Goodwill

Easynvest's acquisition	381,266	381,125
Cognitect's acquisition	831	831
Spin Pay's acquisition	5,060	5,060
Olivia's acquisition	10,381	10,381
Total	397,538	397,397

b)	Changes on intangible assets and goodwill

	2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the year	397,397	78,047	104,117	182,164
Additions	-	-	165,160	165,160
Disposals	-	-	(24,832)	(24,832)
Amortization	-	(14,784)	(23,829)	(38,613)
Effect of changes in exchange rates (OCI)	141	(1,629)	13,631	12,002
Balance at end of the year	397,538	61,634	234,247	295,881

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2022
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the year	401,872	53,406	18,931	72,337
Additions	7,654	40,995	92,236	133,231
Disposals	-	-	(5,694)	(5,694)
Amortization	-	(15,919)	(9,211)	(25,130)
Others	(11,637)	-	-	-
Effect of changes in exchange rates (OCI)	(492)	(435)	7,855	7,420
Balance at end of the year	397,397	78,047	104,117	182,164

	2021
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the year	831	7,862	4,510	12,372
Additions	401,041	56,993	71,393	128,386
Disposals	-	-	(49,141)	(49,141)
Amortization	-	(12,541)	(8,493)	(21,034)
Effect of changes in exchange rates (OCI)	-	1,092	662	1,754
Balance at end of the year	401,872	53,406	18,931	72,337

19. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts – Futures	758,536	6	4
Foreign currency exchange rate contracts – Futures	421,306	1,963	-
Interest rate contracts – Swaps	213,568	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	114,478	-	5,875
Warrants	10	20	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	188,748	1,050	-
Equity - Total Return Swap (TRS)	88,193	17,882	-

Designated as portfolio hedge
DI - Future - notes 13 and 14	241,995	60	-
Total	2,026,834	20,981	28,173

	2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Futures	792,559	27	105
Foreign currency exchange rate contracts – Futures	111,634	917	51
Interest rate contracts – Swaps	10,056	50	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	11,228	24
Warrants	100,000	27,908	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,551,521	1	46
Total	2,898,637	41,485	9,425

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge loans and intercompany loans with Nu Colombia in U.S. dollars with settlements in June 2024.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	728,473	13,698	742,171
Foreign currency exchange rate contracts – Futures	610,054	-	-	610,054
Interest rate contracts – Swaps	-	-	10,968	10,968
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	20,000	-	20,000
Warrants	-	-	10	10
Total assets	610,054	748,473	24,676	1,383,203

Liabilities
Interest rate contracts – Futures	-	234	16,131	16,365
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	9,388	78,805	-	88,193
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	94,478	-	94,478
DI - Future - notes 13 and 14	123,446	108,808	9,741	241,995
Total liabilities	132,834	484,925	25,872	643,631
Total	742,888	1,233,398	50,548	2,026,834

	2022
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Futures	332,497	73,286	348	406,131
Foreign currency exchange rate contracts – Futures	241,093	-	-	241,093
Interest rate contracts – Swaps	-	-	10,056	10,056
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	-	-	113,682
Warrants	-		100,000	100,000
Total assets	687,272	73,286	110,404	870,962

Liabilities
Interest rate contracts – Futures	27,776	256,240	102,412	386,428
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	617,791	1,204,244	205,640	2,027,675
Total	1,305,063	1,277,530	316,044	2,898,637

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The table below shows the breakdown by maturity of the fair value amounts:

	2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	17,882	-	17,882
Interest rate contracts – Futures	6	-	6
Foreign currency exchange rate contracts – Futures	3,013	-	3,013
DI - Future - notes 13 and 14	60	-	60
Warrants	20	-	20
Total assets	20,981	-	20,981

Liabilities
Interest rate contracts – Futures	4	-	4
Interest rate contracts – Swaps	22,294	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	5,875	-	5,875
Total liabilities	28,173	-	28,173

	2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	145	-	145
Interest rate contracts – Swaps	-	50	50
Interest rate contracts – Futures	27	-	27
Foreign currency exchange rate contracts – Futures	2,126	-	2,126
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	11,228	-	11,228
Warrants	-	27,908	27,908
Interest rate contracts – Future - portfolio hedge	1	-	1
Total assets	13,527	27,958	41,485

Liabilities
Equity - Total Return Swap (TRS)	9,017	-	9,017
Interest rate contracts – Futures	17	88	105
Foreign currency exchange rate contracts – Futures	233	-	233
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	24	-	24
DI - Future - notes 13 and 14	46	-	46
Total liabilities	9,337	88	9,425

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023	2022	2021

Balance at beginning of the year	(2,610)	1,487	49
Fair value change recognized in OCI during the period	(29,945)	(20,924)	2,705
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	20,685	14,012	(242)
to "Customer support and operation"	15,338	6,769	(91)
to "General and administrative expenses"	6,176	7,778	(136)
Effect of changes in exchange rates (OCI)	(829)	(535)	(15)

Deferred income taxes	3,616	2,815	(1,025)

Balance at end of the year	(8,254)	(2,610)	1,487

The expected future transactions that are the hedged item are:

	2023			2022
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	67,564	119,892	187,456	129,459
Total	67,564	119,892	187,456	129,459

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customer loan and refinancing of credit cards receivables at fixed interest rates, in its banking book which are exposed to interest rate risk. To hedge this risk, the Group entered into DI futures contracts, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the DI future contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new DI future contracts will be assessed, to counterbalance the hedged item’s fair value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done on a prospective and retrospective basis. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument fair value. For the retrospective test, the fair value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%. As of December 31, 2023 the effectiveness ratio for the hedges of the credit card and loan portfolios were 100% and 99%, respectively.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Changes in fair value

	2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	5,368	32	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	164,733	698	-	(601)
Total	170,101	730	-	(617)

	2022
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	72,337	(51)	-	22
Interest rate contracts - Future - portfolio hedge - loan	1,189,716	(2,836)	-	2,062
Total	1,262,053	(2,887)	-	2,084

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting and SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023	2022
Balance at beginning of the year	(4,876)	-
Fair value change recognized in OCI during the year	59,250	(8,871)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the year (note 10)	(33,703)	3,995
to "Customer support and operation"	(1,372)	-
to "General and administrative expenses"	(31,183)	3,995
to "Marketing expenses"	(1,148)	-
Balance at end of the year	20,671	(4,876)

Expected cash disbursement

	2023				2022
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	42,707	67,889	-	110,596	59,058
Total	42,707	67,889	-	110,596	59,058

20. Instruments eligible as capital

	2023	2022
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	3,988	11,507
Total	3,988	11,507

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the years ended December 31, 2023 and 2022.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$29 were recorded in other comprehensive income (gains of US$2,008 and losses of US$1,051 in the years ended December 31, 2022 and 2021). All other fair value changes and interests in the amount of US$2,762 (US$7,310 and US$3,580 in the years ended December 31, 2022 and 2021) were recognized as profit (loss).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023	2022	2022
Balance at beginning of the year	11,507	12,056	15,492
Interest accrued, net of gain from repurchase	(2,815)	(882)	2,137
Fair value changes	53	8,192	(5,717)
Own credit transferred to OCI	29	(2,008)	1,051
Repurchase	(6,126)	-	-
Effect of changes in exchange rates (OCI)	1,340	(5,851)	(907)
Balance at end of the year	3,988	11,507	12,056

21. Financial liabilities at amortized cost – deposits

	2023	2022
Bank receipt of deposits (RDB)	21,054,443	14,273,959
Deposits in electronic money	2,388,601	1,534,582
Bank certificate of deposit (CDB)	248,086	-
Total	23,691,130	15,808,541

Currently, deposits in electronic money in Brazil include "Conta do Nubank" and also "Conta NuInvest" balances, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. In Mexico, it includes "Cuenta Nu", as it is locally denominated.

"Conta do Nubank" is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. "Conta NuInvest" balances also have to be allocated to government securities or maintained in free reserves at the Central Bank of Brazil. Therefore, these types of deposits cannot be used for any other type of investment or as a financing source for credit operations. Conversely, "Cuenta Nu" balances are not required to be invested in specific assets. Therefore, they can be used as a financing source for the credit card operations in Mexico.

The RDBs are an investment option inside "Conta do Nubank". Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for lending and credit card operations.

There are also RDBs with a defined future maturity date, which had a maturity of up to 27 months and a weighted average interest rate of 106% as of December 31, 2023 (104% on December 31, 2022) of the Brazilian CDI rate.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The return from both "Conta do Nubank" and RDB deposits is 100% of the Brazilian CDI rate as of the initial date, if the balances are kept for more than 30 days.

For "Cuenta Nu" in Mexico, as of December 31, 2023, when the balances are deposited in "Cajitas" the return is 15% per year. "Cajitas" has both daily yield accrual and daily liquidity.

Breakdown by maturity

	2023
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	20,900,095	154,348	21,054,443
Deposits in electronic money	2,388,601	-	2,388,601
Bank certificate of deposit (CDB)	213,707	34,379	248,086
Total	23,502,403	188,727	23,691,130

	2022
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959
Deposits in electronic money	1,534,582	-	1,534,582
Total	15,695,387	113,154	15,808,541

22. Financial liabilities at amortized cost – payables to network

	2023	2022

Payables to credit card network (i)	9,755,285	7,054,783
Total	9,755,285	7,054,783

(i)	Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments, 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Payables to credit card network	2023	2022

Up to 30 days	5,347,665	3,829,398
30 to 90 days	2,361,563	1,741,186
More than 90 days	2,046,057	1,484,199
Total	9,755,285	7,054,783

Collateral for credit card operations

As of December 31, 2023, the Group had US$320 (US$305 on December 31, 2022) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.40% per month in the year ended December 31, 2023 (0.31% per month in the year ended December 31, 2022).

23. Financial liabilities at amortized cost – borrowings and financing

	2023	2022
Borrowings and financing	1,136,344	585,568
Total	1,136,344	585,568

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,832	94,943	-	98,775
Syndicated loan (ii)	14,820	-	806,681	821,501
Financial letter (iii)	-	-	216,068	216,068
Total borrowings and financings	18,652	94,943	1,022,749	1,136,344

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,100	32,632	82,462	118,194
Syndicated loan (ii)	103	2,494	464,777	467,374
Total borrowings and financings	3,203	35,126	547,239	585,568

(i)	Corresponds to two term loan credit facilities obtained by Nu Servicios, and reassigned to Nu Financiera, both Mexican subsidiaries in Mexican pesos.
(ii)	Corresponds to two syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility is US$650,000, of which US$625,000 is allocated to Nu Mexico and US$25,000 to Nu Colombia. Out of this facility, Nu Mexico has withdrawn a partial amount of US$435,000 and Nu Colombia, the entire US$25,000. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100 from IFC, also guaranteed by the Company, and was fully withdrawn.
(iii)	Until December 2023, the Group issued financial letters in Brazilian reais in the amount equivalent to US$198,691 on the issuance dates.

The terms and conditions of the loans outstanding as of December 31, 2023, are as follows:

	2023
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$

Term loan credit facility	Mexico	MXN	TIIE (2) 182 + 1.0% up to 1.45%	November 2024	80,000
Syndicated loan	Mexico	MXN	TIIE (2) 91 + 1.00%	April 2025	435,000
Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 1.9%	April 2025	87,500
Syndicated loan	Colombia	USD	SOFR (4) + 4.1%	January 2026	202,600
Financial letter	Brazil	BRL	CDI (3) + 1.2% up to 1.8%	From June 2025 up to November 2025	198,691

(1)	IBR: Colombian Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	TIIE: Mexican Bank Reference Indicator (Tasas de Interés Interbancarias).
(3)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(4)	SOFR: Secured Overnight Financing Rate.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Changes to borrowings and financings are as follows:

	2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	118,194	467,374	-	585,568
New borrowings	-	270,810	198,691	469,501
Payments – principal	(35,702)	(10,799)	-	(46,501)
Payments – interest	(13,341)	(68,273)	-	(81,614)
Interest accrued	13,615	75,527	11,408	100,550
Effect of changes in exchange rates (OCI)	16,009	86,862	5,969	108,840
Balance at end of the year	98,775	821,501	216,068	1,136,344

	2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the year	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	121,142	-	460,000	581,142
Payments – principal	(9,447)	(146,078)	(4,458)	-	(159,983)
Payments – interest	(1,889)	(8,301)	(568)	(19,998)	(30,756)
Interest accrued	42	8,340	158	22,534	31,074
Effect of changes in exchange rates (OCI)	894	6,248	139	4,838	12,119
Balance at end of the year	-	118,194	-	467,374	585,568

	2021
	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454
New borrowings	-	-	116,349	116,349
Payments – principal	(54,151)	(6,372)	-	(60,523)
Payments – interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	-	10,400	136,843	147,243

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

The Company is guarantor to the above-mentioned syndicated loans from Colombia and Mexico. Nu Pagamentos is also a guarantor to one term loan credit facility from Mexico.

b) Securitized borrowings

Securitized borrowings corresponded to senior quotas issued by FIDC Nu. Senior notes of 1st series were fully settled in 2020, 2nd series were fully settled in 2021 and 3rd series were fully settled in February 2022. Changes to securitized borrowings are as follows:

	2023	2022	2021
Balance at beginning of the year	-	10,011	79,742
Interest accrued	-	84	1,904
Payments – principal	-	(10,633)	(66,403)
Payments – interest	-	(134)	(1,976)
Effect of changes in exchange rates (OCI)	-	672	(3,256)
Balance at end of the year	-	-	10,011

24. Provision for lawsuits and administrative proceedings

	2023	2022

Tax risks	-	15,747
Civil risks	7,532	2,096
Labor risks	550	104
Total	8,082	17,947

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

a) Provision

The provision in the amount of US$15,747 as of December 31, 2022 referred to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group had a judicial deposit related to this claim, and in June 2019, Nu withdrew the lawsuit. The release of the judicial deposits in favor of the Brazilian Tax Authorities occurred in May 2023, representing final settlement of the matter with the consequent use of the provisioned amount.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$7,532 (US$2,096 on December 31, 2022) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2023			2022			2021
	Tax	Civil	Labor	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the year	15,747	2,096	104	17,081	980	21	15,995	470	4
Additions	-	13,961	627	-	1,942	100	2,240	2,204	18
Payments/Reversals	(16,646)	(8,853)	(202)	(2,341)	(857)	(18)	-	(1,644)	-
Effect of changes in exchange rates (OCI)	899	328	21	1,007	31	1	(1,154)	(50)	(1)
Balance at end of the year	-	7,532	550	15,747	2,096	104	17,081	980	21

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$14,212 and US$12,333, respectively (US$7,128 and US$1,814 on December 31, 2022).

d) Judicial deposits

As of December 31, 2023, the total amount of judicial deposits shown as “Other assets” (note 17) is US$3,506 (US$18,864 on December 31, 2022) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees.
25. Deferred income

	2023	2022
Deferred revenue from rewards program	62,578	34,546
Deferred annual fee from reward program	2,762	3,283
Other deferred income	3,020	3,859
Total	68,360	41,688

Deferred revenue from rewards programs is related to the Group's reward program for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.21 as of December 31, 2023 and US$0.19 as of December 31, 2022) equal to 1 point in cashback. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid by customers until they are earned.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The redemption of the points occurs when the customers use them in various purchase categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimated financial value is recorded in the profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

26. Other liabilities

	2023	2022
Sundry creditors	158,169	122,767
Customer prepayments - credit card transactions	219,426	80,798
Credit card ECL allowance (note 13)	22,066	17,566
Insurances	14,798	5,182
Intermediation of securities	12,835	28,340
Clients transfers - PIX (i)	-	305,508
Other liabilities	105,037	75,839
Total	532,331	636,000

(i)	Clients transfers - PIX corresponds to unsettled PIX transactions on non-business days.

27. Related parties

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements.

In 2023, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit (loss).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

a) Transactions with other related parties

	2023	2022
	Assets (Liabilities)
Others	-	316

	2023	2022	2021
	Revenues (expenses)
Others	-	(1,112)	(1,685)

As of December 31, 2023, the Company did not have any transactions with other related parties. On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a former member of the Company’s Board of Directors ("Board"), who has not been a member of the Board since September 2022, when the Company ceased recognizing Rodamoinho as a related party.

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Company is set out in aggregate below.

	2023	2022	2021
Consolidated statements of profit or loss
Fixed and variable compensation	60,117	122,892	34,252

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers which decreased mainly due to the 2021 Contingent Share Award termination in November 2022, as disclosed in note 10b.

28. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of December 31, 2023 and December 31, 2022 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of December 31, 2023, and December 31, 2022. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money, RDB, time deposit, and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023			2022
	Carrying amount	Fair value - Level 2	Fair value - Level 3	Carrying amount	Fair value - Level 2	Fair value - Level 3

Assets
Credit card receivables (i)	12,414,101	-	12,821,731	8,233,123	-	8,204,077
Loans to customers (i)	3,201,636	-	3,212,542	1,676,276	-	1,920,518
Compulsory and other deposits at central banks	7,447,483			2,778,019
Other receivables	1,689,030	-	1,691,884	521,670	-	522,359
Other financial assets	131,519			478,283
Securities	104,420	104,668	-	-	-	-
Total	24,988,189	104,668	17,726,157	13,687,371	-	10,646,954

Liabilities
Deposits in electronic money	2,388,601			1,534,582
Bank receipt of deposits (RDB)	21,054,443			14,273,959
Bank certificate of deposit (CDB)	248,086	249,009	-	-
Payables to network	9,755,285	9,605,576	-	7,054,783	6,399,704	-
Borrowings and financing	1,136,344	1,136,978	-	585,568
Total	34,582,759	10,991,563	-	23,448,892	6,399,704	-

(i)	It excludes the fair value adjustment from the hedge accounting.

The book value from credit card receivables and loans to customers includes the amounts that are the hedge items of the portfolio hedge, described in note 19. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing includes the fair value calculated by the discounted cash flow method, and also cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits are assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread. -

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2023, and December 31, 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2023
	Fair value - Level 1	Fair value - Level 2	Fair value - Level 3	Total

Assets
Government bonds
Brazil	7,475,904	-	-	7,475,904
United States	126,914	-	-	126,914
Mexico	1,407	-	-	1,407

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	5,770	-	5,770
Investment funds	-	70,967	-	70,967
Time deposit	-	194,390	-	194,390
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables	234	17,839	-	18,073
Real estate and agribusiness letter of credit	-	186	-	186
Corporate bonds and debentures	1,124,154	143,354		1,267,508
Equity instrument	-	-	13,199	13,199
Derivative financial instruments	3,079	17,882	20	20,981
Collateral for credit card operations	-	320	-	320

Liabilities
Derivative financial instruments	4	28,169	-	28,173
Instruments eligible as capital	-	3,988	-	3,988
Repurchase agreements	-	210,454	-	210,454

	2022
	Fair value - Level 1	Fair value - Level 2	Fair value - Level 3	Total

Assets
Government bonds
Brazil	8,222,278	-	-	8,222,278
United States	171,184	-	-	171,184
Mexico	1,382	-	-	1,382

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,712	-	3,712
Investment funds	-	302,779	-	302,779
Time deposit	-	446,436	-	446,436
Bill of credit (LC)	-	138	-	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	-	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	1,197	-	1,197
Corporate bonds and debentures	676,953	158,675	-	835,628
Equity instrument	-	-	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	-	305	-	305

Liabilities
Derivative financial instruments	384	9,041	-	9,425
Instruments eligible as capital	-	11,507	-	11,507
Repurchase agreements	-	197,242	-	197,242

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2.

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

Repurchase agreements: The fair value is calculated by discounted cash flow.

c) Transfers between levels of the fair value hierarchy

For the year ended December 31, 2023, 2022 and 2021, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

The table below shows a reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	22,082	27,908	49,990
Recognized through profit or loss	(8,883)	(27,888)	(36,771)
Financial assets at end of year	13,199	20	13,219

	2022
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	30,735	19,756	50,491
Recognized through profit or loss	(8,653)	8,152	(501)
Financial assets at end of year	22,082	27,908	49,990

	2021
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	-	-	-
New issuances	11,211	19,756	30,967
Recognized through profit or loss	19,524	-	19,524
Financial assets at end of year	30,735	19,756	50,491

29. Income tax

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

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the years ended December 31, 2023, 41% from August 1, 2022 to December 31, 2022 and 45% for the year ended December 31, 2021.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

	2023	2022	2021
Profit (loss) before income tax	1,539,078	(308,901)	(170,164)
Tax rate (i)	40%	41%	45%
Income tax	(615,631)	126,649	76,574

Permanent additions/exclusions
Share-based payments	(16,880)	(11,757)	(41,418)
Operational losses and others	(11,342)	(9,112)	(6,385)
Changes in income tax rate	-	(2,531)	(11,127)
Contingent share award (CSA) - termination (iii)	-	(145,785)	-
Effect of different tax rates - subsidiaries and parent company	80,128	(31,765)	(4,541)
Interest on capital	32,731	-
Other amounts (ii)	22,446	18,568	(10,603)
Income tax	(508,548)	(55,733)	2,500

Current tax expense	(1,184,230)	(473,345)	(219,824)
Deferred tax benefit	675,682	417,612	224,654
Income tax in the statement of profit or loss	(508,548)	(55,733)	4,830
Deferred tax recognized in OCI	1,666	829	(2,330)
Effective tax rate	33.0%	18.0%	2.8%
(i)	The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.
(ii)	Mostly related to the amount of deductions and incentives.
(iii)	The amount is related to the termination of the Contingent Share Award (CSA) as described in note 10b.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2023, 2022 and 2021, and the changes for the both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of profit or loss
	2022	Constitution	Realization	Foreign exchange	Reflected in OCI	2023
Provisions for credit losses	583,791	1,067,729	(385,564)	64,777	-	1,330,733
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,787)	(1,620)	-	(2,108)
Other temporary differences (i)	123,103	103,257	(45,132)	10,842	-	192,070
Total deferred tax assets on temporary differences	713,193	1,170,986	(437,483)	73,999	-	1,520,695
						-
Tax loss and negative basis of social contribution	97,857	61,047	(72,662)	6,676	-	92,918
Deferred tax assets	811,050	1,232,033	(510,145)	80,675	-	1,613,613

Futures settlement market	(13,739)	(3,082)	5,772	(460)	-	(11,509)
Fair value changes - financial instruments	(3,291)	(3,537)	(194)	(360)	(1,950)	(9,332)
Others	(24,088)	(59,381)	25,635	2,897	-	(54,937)
Deferred tax liabilities	(41,118)	(66,000)	31,213	2,077	(1,950)	(75,778)

Deferred tax, offset	769,932	1,166,033	(478,932)	82,752	(1,950)	1,537,835

Fair value changes - cash flow hedge	(1,758)	107,410	(118,829)	7,802	3,616	(5,375)
Deferred tax recognized during the year		1,273,443	(597,761)		1,666
(i)	Other temporary differences are composed mainly by other provisions and supplier provisions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

			Reflected in the statement of profit or loss
	2021	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2022

Provisions for credit losses	204,459	-	600,227	(221,817)	922	-	583,791
Provision PIS/COFINS - Financial Revenue	5,965	-	-	-	334	-	6,299
Other temporary differences (i)	72,343	12,175	68,971	(34,313)	3,927	-	123,103
Total deferred tax assets on temporary differences	282,767	12,175	669,198	(256,130)	5,183	-	713,193

Tax loss and negative basis of social contribution	77,985	-	19,930	(5,707)	5,649	-	97,857
Deferred tax assets	360,752	12,175	689,128	(261,837)	10,832	-	811,050

Futures settlement market	(18,850)	-	(7,821)	13,730	(798)	-	(13,739)
Fair value changes - financial instruments	(2,144)	-	(3,744)	4,634	(51)	(1,986)	(3,291)
Others	(8,340)	-	46,446	(60,338)	(1,856)	-	(24,088)
Deferred tax liabilities	(29,334)	-	34,881	(41,974)	(2,705)	(1,986)	(41,118)

Fair value changes - cash flow hedge	1,057	-	17,608	(20,194)	(229)	2,815	(1,758)
Deferred tax recognized during the year			741,617	(324,005)		829

			Reflected in the statement of profit or loss
	2020	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2021

Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	-	204,459
Provision PIS/COFINS - Financial Revenue	6,398	-	-	-	(433)	-	5,965
Other temporary differences	41,982	585	52,157	(18,394)	(3,987)	-	72,343
Total deferred tax assets on temporary differences	116,535	626	250,077	(71,124)	(13,347)	-	282,767

Tax loss and negative basis of social contribution	8,596	4,201	67,939	-	(2,751)	-	77,985
Deferred tax assets	125,131	4,827	318,016	(71,124)	(16,098)	-	360,752

Futures settlement market	-	-	(19,137)	-	287	-	(18,850)
Fair value changes - financial instruments	(8,741)	-	(170)	5,544	(82)	1,305	(2,144)
Others	-	-	(14,524)	4,744	1,440	-	(8,340)
Deferred tax liabilities	(8,741)	-	(33,831)	10,288	1,645	1,305	(29,334)

Fair value changes - cash flow hedge	32	-	1,305	-	(280)	1,025	1,057
Deferred tax recognized during the year			285,490	(60,836)		2,330
(i)	Other temporary differences are composed mainly by other provisions and supplier provisions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

30. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2023, 2022 and 2021.

Shares authorized and fully issued	Note	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2020		222,657,093	422,057,050	16,795,799	2,500	-	-	661,512,442	3,969,074,652
SOPs exercised and RUSs vested		6,314,494	-	-	-	15,600,346	-	21,914,840	131,489,040
Shares withheld for employees' taxes		(320,866)	-	-	-	(384,278)	-	(705,144)	(4,230,864)
Shares repurchased		(203,643)	-	-	-	-	-	(203,643)	(1,221,858)
Issuance of preferred shares (Series G)		-	11,758,704	-	-	-	-	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)		-	16,795,799	(16,795,799)	-	-	-	-	-
Issuance of preferred shares due to Easynvest business combination		-	8,019,426	-	-	-	-	8,019,426	48,116,556
Issuance of preferred shares(Series G-1)		-	10,002,809	-	-	-	-	10,002,809	60,016,854
Conversion of ordinary shares in class A shares		(228,447,078)	-	-	-	228,447,078	-	-	-
Conversion of class A shares in class B shares		-	-	-	-	(184,110,692)	184,110,692	-	-
Awards issued		-	-	-	-	-	7,596,827	7,596,827	45,580,962
Issuance of Class A shares - Cognitect acquisition		-	-	-	-	107,489	-	107,489	644,934
Issuance of Class A shares - Spin Pay acquisition		-	-	-	-	138,415	-	138,415	830,490
Subtotal balances before the 6-for-1 forward share split		-	468,633,788	-	2,500	59,798,358	191,707,519	720,142,165	4,320,852,990
Issuance of shares due to the 6-for-1 forward share split		-	2,343,168,940	-	12,500	298,991,790	958,537,595	3,600,710,825	-
Subtotal balances after the 6-for-1 forward share split		-	2,811,802,728	-	15,000	358,790,148	1,150,245,114	4,320,852,990	4,320,852,990
Preferred shares converted into class A shares		-	(2,811,802,728)	-	-	2,811,802,728	-	-	-
Cancelation of management shares		-	-	-	(15,000)	-	-	(15,000)	(15,000)
Issuance of shares under the customer program		-	-	-	-	1,259,613	-	1,259,613	1,259,613
Issuance of shares under the IPO		-	-	-	-	287,890,942	-	287,890,942	287,890,942
Movements due to the IPO		-	(2,811,802,728)	-	(15,000)	3,100,953,283	-	289,135,555	289,135,555

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Shares authorized and fully issued	Note	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2021		-	-	-	-	3,459,743,431	1,150,245,114	4,609,988,545	4,609,988,545
Conversion of shares class B to A		-	-	-	-	58,312,073	(58,312,073)	-	-
SOPs exercised and RSUs vested	10	-	-	-	-	64,418,580	-	64,418,580	64,418,580
Shares withheld for employees' taxes	10	-	-	-	-	(8,536,770)	-	(8,536,770)	(8,536,770)
Issuance of class A shares - Cognitect and Juntos acquisitions		-	-	-	-	1,362,201	-	1,362,201	1,362,201
Issuance of shares due to IPO over-allotment		-	-	-	-	27,555,298	-	27,555,298	27,555,298
Total as of December 31, 2022		-	-	-	-	3,602,854,813	1,091,933,041	4,694,787,854	4,694,787,854
Conversion of class B shares in class A shares		-	-	-	-	8,620,899	(8,620,899)	-	-
SOPs exercised and RSUs vested	10	-	-	-	-	68,312,944	-	68,312,944	68,312,944
Shares withheld for employees' taxes	10	-	-	-	-	(8,848,203)	-	(8,848,203)	(8,848,203)
Shares repurchased		-	-	-	-	(290,676)	-	(290,676)	(290,676)
Share issued to service providers		-	-	-	-	4,355,374	-	4,355,374	4,355,374
Issuance of class A shares - Olivia acquisition		-	-	-	-	6,097,262	-	6,097,262	6,097,262
Issuance of class A shares - Spin Pay acquisition		-	-	-	-	877,665	-	877,665	877,665
Issuance of class A shares - Cognitect acquisition		-	-	-	-	644,934	-	644,934	644,934
Total as of December 31, 2023		-	-	-	-	3,682,625,012	1,083,312,142	4,765,937,154	4,765,937,154

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Business combination - contingent share consideration	-	-	2,920,149	10,683,513
Reserved for the share-based payments	-	-	329,196,802	397,521,998
Shares authorized which may be issued class A or class B	-	-	43,505,387,105	43,500,447,845
Shares authorized and unissued as of December 31, 2023	-	-	43,837,504,056	43,908,653,356

Shares authorized issued	3,682,625,012	1,083,312,142	4,765,937,154	4,694,787,854
Total as of December 31, 2023	-	-	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

In May 2023, the Company concluded private issuances of a total 4,355,374 Class A shares as consideration paid to acquire services.

As of December 31, 2023, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2023 and 2022, and the total amount of share capital was US$84 (US$83 as of December 31, 2022 and 2021).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$9,148 for the year ended on December 31, 2023 (US$4,505 US$12,252 as of December 31, 2022 and 2021, respectively).

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than business combinations, the exercise of the SOPs and vesting of RSUs in the years ended December 31, 2023, 2022 and 2021:

	Capital and share premium reserve
Event	2023	2022	2021
Shares issued on IPO over-allotment	-	247,998	247,998
Issuance of preferred shares (Series F-1)	-	-	400,915
Issuance of preferred shares (Series G)	-	-	400,000
Issuance of preferred shares (Series G-1)	-	-	400,000
Customer program and IPO (note 1b)	-	-	2,602,026

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

In January 2022, Nu Holdings issued 27,555,298 ordinary Class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters’ over-allotment option ("Green Shoe"), related to the IPO in December 2021.

The Company did not have any convertible instruments during the year of 2023 and 2022.

d) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2023	2022	2021
Accumulated gains (losses)	329,468	(701,062)	(336,484)
Share-based payments reserve	947,481	765,639	208,075
Total attributable to shareholders of the parent company	1,276,949	64,577	(128,409)
Accumulated profit (loss) attributable to non-controlling interests	-	-	(341)
Total accumulated losses	-	-	(128,750)

e) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the year ended December 31, 2023, 2022 and 2021, the following shares were repurchased:

	2023	2022	2021
Number of shares repurchased	290,676	-	1,221,858
Total value of shares repurchased	-	-	4,607
Number of shares withheld - RSU	8,848,203	8,536,770	4,230,864
Total value of shares withheld - RSU	52,242	51,212	18,299

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

The accumulated balances are as follows:

	2023	2022	2021
Cash flow hedge effects, net of deferred taxes	12,417	(7,486)	1,487
Currency translation on foreign entities	135,497	(108,356)	(110,936)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	7,998	(22,298)	1,741
Own credit adjustment effects	518	489	(1,519)
Total	156,430	(137,651)	(109,227)

31. Management of financial risks, financial instruments, and other risks

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

Risks that are actively monitored include Credit, Liquidity, Market, Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRRBB) and risk from Cryptocurrency business.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Global risk-related Governance body:

●	Audit and Risk Committee: established as a Board of Director level committee in order to assist the Board in fulfilling its oversight responsibilities to the Company’s shareholders with respect to: evaluating the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, following the recommendations made by the internal and independent auditors to management, reviewing and discussing with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, overseeing the performance of overall Nu's risk management framework and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by country). It consists of at least three independent members and meets at least quarterly.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology and cyber risks ("IT"), data protection, Compliance and anti-money laundering ("AML"), fraud prevention, stress tests, product review, wholesale, sustainability risk and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include Credit Risk, Liquidity, Market Risk, Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRRBB)and risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and

●       Estimating the expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	2023	2022

Financial assets
Cash and cash equivalents	5,923,440	4,172,316

Securities	368,574	91,853
Derivative financial instruments	20,981	41,485
Collateral for credit card operations	320	305
Financial assets at fair value through profit or loss	389,875	133,643

Securities	8,805,745	9,947,138
Financial assets at fair value through other comprehensive income	8,805,745	9,947,138

Securities	104,420	-
Credit card receivables	12,414,133	8,233,072
Loans to customers	3,202,334	1,673,440
Compulsory and other deposits at central banks	7,447,483	2,778,019
Other receivables	1,689,030	521,670
Other financial assets	131,519	478,283
Financial assets at amortized cost	24,988,919	13,684,484

Other exposures
Unused limits (i)	16,998,572	12,971,982
Credit Commitments	16,998,572	12,971,982
(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

●	Liquidity risk

Liquidity risk is defined as:

●       the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

●       the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily. For the funding risk management, the gaps between assets and liabilities in term buckets are monitored to assure that the profile of assets is consistent with the liabilities.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2023				2022
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	20,900,095	154,348	21,054,443	94%	14,160,805	113,154	14,273,959	96%
Borrowings and financing	113,595	1,022,749	1,136,344	5%	38,329	547,239	585,568	4%
Bank certificate of deposit (CDB)	213,707	34,379	248,086	1%	-	-	-	0%
Instruments eligible as capital	-	3,988	3,988	0%	-	11,507	11,507	0%
Total	21,227,397	1,215,464	22,442,861	100%	14,199,134	671,900	14,871,034	100%
(i)	Considering the earliest date in which the client can withdraw the deposit, although it is not expected that all deposits will be withdrawn at the same time.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2023
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Financial liabilities
Derivative financial instruments	28,173	28,174	54	-	28,120	-
Instruments eligible as capital	3,988	4,276			4,276
Repurchase agreements	210,454	210,546	210,546	-	-	-
Deposits in electronic money (i)	2,388,601	2,388,601	2,388,601		-	-
Bank receipt of deposits (RDB) (ii)	21,054,443	21,119,655	20,109,727	241,498	595,240	173,190
Bank certificate of deposit (CDB)	248,086	265,180	15,937	70,408	138,419	40,416
Payables to credit card network	9,755,285	9,769,051	5,361,431	2,361,563	2,044,883	1,174
Borrowings and financing	1,136,344	1,290,225	14,149	21,464	170,006	1,084,606
Total Financial Liabilities	34,825,374	35,075,708	28,100,445	2,694,933	2,980,944	1,299,386
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$23,050 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of December 31, 2023 (US$2,252,464 as of December 31, 2022).
(ii)	Considering the earliest date in which the client can withdraw the deposit, although it is not expected that all deposits will be withdrawn at the same time.
(iii)	The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of December 31, 2023.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the client and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

Maturities of financial assets

The table below summarize the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	2023
	Total	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Financial assets
Credit card receivables (i)	13,118,532	5,487,838	4,481,950	2,939,438	209,306
Securities	9,537,366	130,738	132,503	753,192	8,520,933
Compulsory and other deposits at central banks	7,447,483	7,447,483	-	-	-
Cash and cash equivalents	5,923,440	5,923,440	-	-	-
Loans to customers (i)	4,614,637	526,535	930,798	2,144,616	1,012,688
Other receivables	1,730,588	554,951	633,694	541,943	-
Other assets	256	256	-	-	-
Total Financial Assets	42,372,302	20,071,241	6,178,945	6,379,189	9,742,927
(i)	Credit card receivables and loans to customers do not include overdue values that are still being considered in the book value

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

●	Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates and commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limits structure.

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

In Brazil, the Brazilian Central Bank (BCB) requires an assessment of the sufficiency of capital for the interest rate risk of the banking book (IRRBB) based on Delta EVE and Delta NII metrics. The Group calculates these metrics in Brazil according to the regulator standard for managing this capital requirement. Delta EVE is the change in the Group's economic value of equity in the scenarios prescribed by the BCB. Delta NII is the change in the Group's net interest income in the same standard prescribed scenarios.

The table below presents the VaR uses a confidence level of 99% and a holding period of 10 days, by a filtered historical simulation approach, with a 5-year historical window. For Brazil, it is calculated only for the Trading Book in line with the portfolio management strategy.

VaR	2023	2022

Nu Financeira (i) / Nu Pagamentos (Brazil)	249	190
Nu Holdings (ii)	14,419	10,321
(i)	Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.
(ii)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	2023	2022

Brazilian risk-free curve (1)	(158)	(41)
Brazilian IPCA coupon	(5)	(5)
US risk-free curve	(136)	(121)
Mexican risk-free curve	2	1
(1)	Includes FIP, Nu Pagamentos, Nu Financeira, Nu Invest and Nu DTVM.

The interest rate risk in Colombia and in Brazilian subsidiaries other than those mentioned above is not significant as of December 31, 2023 and 2022. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of December 31, 2023 and 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

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

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

●       Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto may utilize the services of third-party licensed trust companies in the operation and management of the cryptocurrency business activity. The Group keeps a copy of the records maintained by the third-party as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to indemnify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Currently, the majority of assets under custody are managed internally, and liquidity providers operate within a trust structure and carry insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers. See note 34 for further explanations.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

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

32. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

In July 2023, a new regulatory framework from the Central Bank of Brazil was implemented determining the classification of conglomerates containing at least one payment servicer institution. This new framework replaced the previous capital requirements for the financial conglomerate led by Nu Financeira. Therefore, the capital requirements for the conglomerates are not comparable due to differences in scope. The amounts for December 2023 reflecting Prudential Conglomerate requirements, are presented below in item (a).

a) Regulatory Capital Composition

i) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, in the case of Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

●	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
●	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
●	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

The phase-in, covering the minimum capital requirements and prudential adjustments, as per current regulation are illustrated in the following table.

	From July	Full year
Transitional Rule	2023	2024	2025

Prudential Adjustments	30.0%	60.0%	100.0%
Tier 1 Capital	5.5%	6.0%	6.0%
Minimum Requirement	6.75%	7.5%	8.0%
Conservation Capital Buffer (CCB)	0.0%	1.25%	2.5%
Total Requirement	6.75%	8.75%	10.50%

The following table demonstrates the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR). And also outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	2023

Regulatory Capital	2,629,271
Tier I	2,396,007
Common equity capital	2,197,185
Additional	198,822
Tier II	233,263

Risk weighted assets (RWA)	19,261,517
Credit risk (RWA CPAD)	13,774,206
Market risk (RWA MPAD)	145,124
Operational risk (RWA OPAD)	4,036,285
Payment services risk (RWA SP)	1,305,902

Minimum capital required	1,300,152

Excess margin	1,329,119
CET1 ratio	11.4%
Tier 1 ratio	12.4%
CAR	13.7%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

On December 29, 2023, the Brazilian Central Bank granted Nu Pagamentos approval for the implementation of the Alternative Standardized Approach ("ASA") to calculate its operational risk capital requirements. The RWA OPAD from December 2023 onwards are calculated in accordance with this methodology.

ii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital necessary to support its growth and to permanently maintain its Regulatory Capital in accordance with the requirements defined by the CNBV (National Banking and Securities Commission).

As of December 31, 2023, its regulatory capital was equivalent to US$ 395,180 (US$470,092 as of December 31, 2022), resulting in a Capital ratio of 28.4% (49% as of December 31, 2022), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

iii) Nu Colombia

Nu Colombia Financiamiento was granted a license to operate as a financial institution in Colombia by Financial Superintendency (SFC) in January, 2024. Once Nu Colombia Financiamiento becomes operational, it will be required to comply with the capital ratios: basic solvency, additional basic solvency and total solvency.

33. Segment information

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)			Non-current assets (b)
	2023	2022	2021	2023	2022

Brazil	5,728,748	3,121,129	1,285,849	656,291	551,668
Mexico	354,884	201,197	29,546	47,893	17,610
Colombia	75,405	20,369	805	14,796	5,124
Cayman Islands	-	-	-	38,004	43,994
Germany	-	-	-	72	88
Argentina	-	-	-	-	46
United States	977	2,398	2,845	6,116	7,495
Uruguay	-	-	-	-	-
Total	6,160,014	3,345,093	1,319,045	763,172	626,025
(a)	Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.
(b)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2023, 2022 and 2021.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

34. Customer crypto safeguarding

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets as an asset and a liability to return them to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with specialized brokers. The custody activity is performed by the brokers, which holds the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Company maintains an internal recordkeeping of the crypto assets held for the customers.

The Group concluded that its activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers as a result of certain technological, legal and regulatory risks and, therefore, we have recorded a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customers on the Group’s platform.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2023

The Group recorded a crypto safeguarding obligation liability and a corresponding safeguarding asset based on the fair value of the crypto assets held for its customers at December 31, 2023 and 2022. The Group was not aware of any actual or possible safeguarding loss events as of December 31, 2023, and accordingly, the customer crypto safeguarding liability and the associated customer crypto safeguarding assets were recorded at the same value.

The following table summarizes the customer's crypto safeguarding assets:

	2023	2022

Total approximate number of crypto held for customers	3,656,856	268,907
Fair value of the crypto-assets held by customers on the Group's platform
Nucoin	67,699	-
Bitcoin	39,814	10,227
Solana	13,579	-
Ethereum	12,170	7,823
Matic	9,769	181
Others	10,223	82,00
Total	153,254	18,313

