Form 20-F
period 2024-12-31
Nu Holdings Ltd.
filed 2025-04-16
CIK 1691493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

The number of outstanding shares as of December 31, 2024 was 3,768,057,942 Class A ordinary shares, and 1,050,600,698 Class B ordinary shares.

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

Yes ☒       No ☐

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

Yes ☐      No ☒

Table of contents

Page
Presentation of Financial and Other Information	1
Cautionary Statement Regarding Forward-Looking Statements	6
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Directors and Senior Management	212
B. Advisers	212
C. Auditors	212
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A. Offer Statistics	212
B. Method and Expected Timetable	212
ITEM 3. KEY INFORMATION
A. [Reserved.]	139
B. Capitalization and Indebtedness	139
C. Reasons for the Offer and Use of Proceeds	140
D. Risk Factors	140
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company	15
B. Business Overview	18
C. Organizational Structure	136
D. Property, Plants and Equipment	138
ITEM 4A. UNRESOLVED STAFF COMMENTS	139
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results	213
B. Liquidity and Capital Resources	263

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars,” or “US$” are to the U.S. dollar. All references to “IFRS” are to International Financial Reporting Standards (IFRS) – Accounting Standards as issued by the International Accounting Standards Board (IFRS-Accounting Standards).

Financial Statements

Nu Holdings Ltd. (“Nu,” “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business”) was incorporated in the Cayman Islands on February 26, 2016, as an exempted company incorporated with limited liability.

We maintain our books and records in U.S. dollars, which is the presentation currency for our financial statements and also our functional currency. The functional currency of our Brazilian, Mexican and Colombian operating entities, respectively, is the Brazilian real, the Mexican peso and the Colombian peso. The financial statements of each of our subsidiaries are maintained using the relevant functional currency for each subsidiary, which we determine is the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. See note 2.a to our audited consolidated financial statements, included elsewhere in this annual report, for more information about our and our subsidiaries’ functional currencies.

Our consolidated financial statements were prepared in accordance with IFRS. Unless otherwise noted, our consolidated statement of financial position data presented herein as of December 31, 2024 and 2023 and the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 is stated in U.S. dollars, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024”, relate to our fiscal year ended on December 31 of that calendar year.

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our Adjusted Net Income (Loss) and certain FX Neutral measures and their respective reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Adjusted Net Income (Loss) and the FX Neutral measures, however, should be considered in addition to, and not as a substitute for or superior to, net income (loss), or other measures of the financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is prepared and presented to eliminate the effect of items from net income (loss) attributable to shareholders of the parent company that we do not consider indicative of our core operating performance within the period presented. We define Adjusted Net Income (Loss) as net income (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation, hedge of the tax effects on share-based compensation, and the expense related to the termination of the 2021 Contingent Share Award (CSA) in 2022.

Form 20-F | 2024	1

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe that Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

●	Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods;
●	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, the income tax effects and the gains and losses of related hedges, do not necessarily reflect how our business is performing at any particular time and the related expenses are not considered to reflect our core operating performance; and
●	The expense related to the termination of the 2021 Contingent Share Award (CSA) is considered unusual and not expected to recur in the foreseeable future and does not necessarily reflect how our business is performing or how it is expected to perform in the future and is not considered to reflect our core operating performance.

Adjusted Net Income (Loss) is not a substitute for net income (loss) attributable to shareholders of the parent company, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. A reconciliation of our Adjusted Net Income (Loss) to its most directly comparable measure of income (loss) can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations.”

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

Form 20-F | 2024	2

The FX Neutral measures included in this annual report were calculated to present what such measures in preceding years would have been had exchange rates remained stable from these preceding years until the date of our most recent financial information, as detailed below.

The FX Neutral measures for the years ended December 31, 2023 and 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2023 and 2022 (R$4.978 and R$5.133 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2024 (R$5.468 to US$1.00), so as to present what certain of our statement of income amounts and key business metrics would have been had exchange rates remained stable from these past years until the year ended December 31, 2024. The average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2021 (R$5.415 to 1.00) was used to calculate, using the same methodology described above, the FX Neutral Revenue for 2021 which is an input to the FX Neutral Revenue growth (%) presented for the year 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2024, 2023, 2022 and 2021, as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio presented in this annual report were calculated by multiplying the reported amounts as of December 31, 2023 and 2022 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$4.857 and R$5.280 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2024 (R$ R$6.174 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2024. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. The spot Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2021 (R$5.576 to US$1.00) was used to calculate, using the same methodology described above, the FX Neutral Deposit and FX Neutral Interest-earning portfolio as of December 31, 2021 which are inputs to the FX Neutral Deposit growth (%) and FX Neutral Interest-earning portfolio growth (%), respectively, presented for the year 2022.

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

Special Note Regarding Certain Operational Metrics

Customers and Active Customers

This annual report presents information regarding our number of customers and our number of monthly active customers.

Form 20-F | 2024	3

Number of customers and monthly active customers information is prepared and presented as an important indicator of the size and momentum of our business, particularly as we continue to operate at a high growth pace. We define customers for a given measurement period as the individuals or Small and Medium Enterprises (SMEs) that have previously or within such measurement period opened an account with us and we exclude any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. The number of customers is presented because it allows us to track our capacity to attract and retain customers and can provide useful information to investors, securities analysts and the public in their review of our operating performance.

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

Market Share and Other Information

This annual report contains data related to economic conditions in the markets in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the U.S. Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research; public information; publications on the industry prepared by official public sources, such as the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or “ANBIMA”); the World Bank; the International Monetary Fund, or “IMF;” the Organization for Economic Co-operation and Development, or “OECD;” the Central Bank of Brazil (Banco Central do Brasil, or “BCB”); the Colombian Central Bank; the Central Bank of Mexico (Banco de Mexico, or “BANXICO”); the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, or “SFC”); the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”); the Brazilian Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada, or “IPEA”); the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados, or “SUSEP”); the Brazilian National Confederation of Insurers (Confederação Nacional das Seguradoras, or “CNSEG”); the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística, or “DANE”); the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística, Geografía e Informática, or “INEGI”); the Mexican National Survey of Financial Inclusion,(Encuesta Nacional de Inclusión Financiera, or "ENIF"); the Inter American Development Bank or "IDB"; the International Monetary Fund, or "IMF", the European Central Bank, or "ECB", the Brazilian Micro and Small Business Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas or “SEBRAE”); the Brazilian Association of E-Commerce (Associação Brasileira de E-Commerce, or “ABCOMM”); the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or “ABECS”); the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”); the Mexican National Insurance and Finance Commission (Comisión Nacional de Seguros y Finanzas, or the “CNFS”); the Colombian Insurance Federation (Federación de Aseguradores Colombianos, or “Fasecolda”); the Colombian Trusts Association (Asociación de Fiduciarias, or “Asofiduciarias”); the GSM Association (Global System for Mobile Communications, or “GSMA”); and other private sources, such as the Brazilian stock exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the “B3”), Bloomberg and Forbes, consulting and research companies in the Brazilian financial services industry, and Fundação Getulio Vargas, or “FGV”, among others. We estimate that we are one of the largest digital financial services platforms in the world by comparing what we believe to be the largest (by number of customers) digital financial services platforms around the world (according to public statements made by these platforms and data from an independent research firm) to the number of customers on our platform.

Form 20-F | 2024	4

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

Form 20-F | 2024	5

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

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this annual report include statements about:

●	general economic, financial, political, demographic and business conditions in Brazil, Mexico and Colombia, as well as any other countries we may serve in the future and their impact on our business;
●	fluctuations in interest, inflation and exchange rates in Brazil, Mexico and Colombia and any other countries we may serve in the future;
●	our ability to timely and efficiently implement any measures that are necessary to combat or reduce the impacts of the ongoing war between Russia and the Ukraine and the conflict in the Middle East on our business, results of operations, cash flow, prospects, liquidity and financial condition;
●	competition in the consumer technology and financial services industry;
●	our ability to implement our business strategy;
●	our ability to adapt to the rapid pace of technological changes in the sectors in which we operate;
●	the reliability, performance, functionality and quality of our products and services, reliability and performance of our suitability, risk management and business continuity policies and processes;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;

Form 20-F | 2024	6

●	our ability to continue attracting and retaining new appropriately-skilled employees;
●	our capitalization and level of indebtedness;
●	the interests of our founding shareholders;
●	our ability to manage our growth effectively;
●	our ability to successfully expand in Latin America and other new markets;
●	changes in government regulations applicable to the financial services industry in Brazil, Mexico, Colombia and elsewhere;
●	our ability to compete and conduct our business in the future;
●	our ability to maintain, protect and enhance our brand and intellectual property;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands regarding the products and services we offer, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	the size of our addressable markets, market share and market trends;
●	the outbreak of any communicable diseases or any other public health crisis;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Form 20-F | 2024	7

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

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

Form 20-F | 2024	8

Our mission

Fight complexity to empower people in their daily lives

Core values

We want our customers to love us fanatically.

We are hungry and challenge the status quo.

We think and act like owners, not renters.

We build strong and diverse teams.

We pursue smart efficiency.

Form 20-F | 2024	9

One of the world's largest digital banking platforms

Form 20-F | 2024	10

Form 20-F | 2024	11

Number of Customers

Form 20-F | 2024	12

Competitive Advantages

Form 20-F | 2024	13

2024 Financial Highlights

US$11.5B Total Revenue — **+58%** FXN YoY

US$5.3B Gross Profit — **+66%** FXN YoY

US$2.0B Net Income — **+113%** FXN YoY

US$2.2B Adj. Net Income — **+105%** FXN YoY

R$ 120,00

Metric	Value	Growth
Monthly ARPAC (US$)[1]	11.1	+27% FXN YoY
Purchase volume (US$B)	125.6	+36% FXN YoY
Total Gross Receivables (CC and Loans) (US$B)	20.7	+45% FXN YoY
Interest-Earning Portfolio (US$B)	11.2	+75% FXN YoY
Deposits (US$B)	28.9	+55% FXN YoY
Monthly Cost to Serve (US$)[2]	0.8	+13% FXN YoY

Form 20-F | 2024	14

PART I

Item 4. Information on the company

A. History and Development of the Company

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 26, 2016. Our registered office is located at c/- Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and our telephone number at this address is +1 345 949 2648. Our website address is www.nubank.com.br. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this annual report, and inclusions of our website address in this annual report are inactive textual references provided only for your informational reference.

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

Form 20-F | 2024	15

A Nu Journey Begins

2013 to 2017: The Launch of a Nu Approach to the Market – Reaching over 3 million customers

We began our journey in 2013 with a small team, launching our first product, the Nu Credit Card, in Brazil in 2014. This no-annual-fee, digital-first Mastercard disrupted the Brazilian market, expanding customer reach and providing valuable data for refining our models. Focusing initially on credit cards allowed Nubank to build customer trust, develop proprietary data, and establish a strong market presence.

The strategy of starting with a single product provided a superior user experience and market insights. By tackling the complex credit card sector early on, we earned customer trust with differentiated solutions, gathered extensive data on financial behavior, and created a defensible market position for future expansion into other financial services.

Scaling the Business

2017 to 2018: Growing Beyond Credit Cards—Reaching over 6 million customers

In 2017, we launched NuAccount, a digital financial services solution with free deposits, transfers, and payments, along with a competitive savings feature. The following year, we added a free prepaid card, accessible through the mobile app, making NuAccount a primary banking option for many customers.

Leveraging data from NuAccount users, we refined our credit and other product offerings, enhancing customer lifetime value and maintaining a cost-efficient model. By launching targeted products and monitoring applicant profiles, we effectively converted potential clients into active users, further scaling our customer base.

Expanding Our Breadth & Depth to Nu 3.0

2019 to 2023: Expanding to New Products and New Countries—Reaching 94 million customers

In 2019, Nubank introduced personal loans and business checking accounts for micro-businesses in Brazil, expanding our service offerings and leading to substantial SME customer base growth. Simultaneously, between 2019 and 2020, we initiated our international expansion, replicating our Brazilian strategy by launching our credit card products in Mexico and Colombia.

In 2020, diversifying further, we ventured into insurance and investments, by launching NuLife, a life insurance product seamlessly integrated and distributed through our mobile app in partnership with Chubb Limited, or “Chubb”, a leading global insurance policy underwriter, and by acquiring Easynvest, a leading retail investments platform in Brazil, which we believed to be the largest direct-to-consumer retail investments platform in Brazil at the moment of acquisition.

In 2021, we completed the acquisition of Easynvest and relaunched it under the Nu Investimentos brand with curated features to help our customers invest more easily in the financial markets through our mobile app. We also expanded our product set further with the launch of Ultraviolet, our premium metal credit card for more affluent customers, and credit card for small and medium-sized enterprises. On December 9, 2021, Nubank went public on the New York Stock Exchange (NYSE) raising US$2.3 billion through its Initial Public Offering (IPO).

In 2022, we launched NuPay, an innovative payment solution for online purchases that allows customers to complete transactions within the Nu app. This functionality offers a more practical and secure experience by enabling customers to pay with their account balances or interest-free installments offered by merchants. That same year, we introduced the Money Boxes, a digital savings platform that enables customers to access more attractive investment alternatives compared to traditional low-yield products, such as savings accounts (poupança). We have seen an evolution of our credit card interest-earning assets in Brazil driven by the launch of new features that allow customers to use their credit cards as a means of financing. These features include the ability to finance: 1) bank payment slips (boletos); 2) individual purchases in installments; and 3) Pix transfers, in all these cases by using credit card limits.

Form 20-F | 2024	16

In 2023, we announced the expansion of our loan products in Brazil by introducing secured credit products, including payroll loans for federal public employees, retirees and pensioners who are beneficiaries of the INSS (the Brazilian National Institute of Social Security); as well as FGTS-backed loans supported by the Brazilian Severance Pay Fund for Length of Service. The expansion of our portfolio enabled us to reach approximately 94 million customers at year-end 2023. As of that date, we served 87.8 million customers in Brazil, 5.2 million in Mexico, and more than 800,000 in Colombia.

Moreover, in 2023, Nubank ranked fourth in Brazil among financial institutions, based on the number of customers, according to data from the Central Bank of Brazil. We launched over 45 new products and features during the year, supporting financial inclusion and helping customers better manage their finances — including budgeting, investing, credit usage, and small business operations, aiming to help Brazilians improve financial control and organization, to invest, to use our credit cards effectively, to achieve financial goals, and to better manage their businesses.

During 2023, we also launched checking accounts in Mexico, reaching one million accounts within just one month. We also introduced personal loans, which we believe will help us deepen customer relationships while continuing to strengthen our deposit franchise and credit portfolio in the country.

2024: Expanding Nu’s platform, increasing market share across core products, and driving deeper monetization of our existing customer base - Surpassing 114 million customers

In 2024, we continued to advance our mission to fight complexity and empower customers. Our consistent execution and customer-centric approach drove meaningful growth across our three geographies. As of December 31, 2024, we served over 114 million customers, with nearly 95 million classified as active.

In Brazil, we exceeded the milestone of 100 million customers, adding over 1 million new customers per month. We serve 58% of the population, further solidifying our position as the third-largest financial institution in the country in number of customers, according to BCB data.

In secured loans, we signed nine new agreements with public-sector collateral counterparties, expanding our total addressable market for payroll loans to approximately 70% of the segment, according to data from Portal da Transparência, Atlas and BCB. We also launched Working Capital, our first credit solution for small and medium-sized companies (SMEs), enabling entrepreneurs to access tailored lines of credit to support daily cash needs or other business demands.

To deepen our customer value proposition, we introduced Nubank+, an evolution of the Nu experience, offering additional benefits such as cashback, streaming in partnership with Max, free withdrawals, and other premium services.

Form 20-F | 2024	17

In Mexico, we reached the milestone of 10 million customers, reinforcing Nu's strong growth trajectory in the country. Meanwhile, in Colombia our customer base expanded to 2.5 million customers, continuing its positive momentum following the launch of the Nu Cuenta product.

NuMarketplace surpassed 1.0 million customers shopping on our platform throughout the year ended December 31, 2024. We also launched NuTravel, a travel booking solution embedded within the Nu app that enables customers to plan and pay for their trips seamlessly and securely within the app, with guaranteed best pricing, and the convenience of bundling with a Multi-Currency Account. Additionally, we introduced NuCel, our Mobile Virtual Network Operator (MVNO) service in partnership with Claro, further diversifying our offerings, strengthening the breadth of Nu’s ecosystem, and expanding our addressable market.

In parallel with customer growth, we continued to strengthen our deposit franchise, particularly in Mexico and Colombia. Total deposits increased 55% year-on-year on a FX-neutral basis to US$28.9 billion dollars, while our interest-earning portfolio expanded 75% to US$11.2 billion, also on an FX-neutral basis. We have maintained our high growth trajectory, while significantly strengthening our financial results, underscoring the efficiency and compounding power of our business model. Revenues grew 58% year-over-year on a FX-neutral basis, to US$11.5 billion dollars in 2024. Notably, net income almost doubled from 2023 to close at US$2.0 billion in the year ended December 31, 2024.

For information regarding our capital expenditures and divestitures, if any, see “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives by providing accessible, affordable, and easy-to-use financial products. In 2013, we began our journey by disrupting the financial services market in Latin America, starting in Brazil, followed by Mexico and Colombia. This market opportunity encompasses approximately 658 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or are completely unbanked.

We are in the early stages of a technology company that is revolutionizing a broad range of services by putting the customer at the center of their strategies and designing experiences based on mobile-first and cloud-based models. We believe that new technology-driven companies can capture market share from legacy providers across all industries, expand the size of addressable opportunities, and operate with superior economics. We also believe there is a significant opportunity to use the latest technologies and business practices to create for individual consumers and SMEs new and more user-friendly experiences that are simple, intuitive, convenient, low-cost, empowering and human.

To date, we have made substantial strides with our Money Platform, which comprehensively supports users through what we call the 'Five Financial Seasons': spending, saving, investing, protecting, and borrowing. The platform is designed to seamlessly integrate each of these aspects into our customers' financial wellbeing and enhance it.

Form 20-F | 2024	18

Welcome to Nu

We believe Nu is one of the world’s largest digital financial services platforms, and one of the leading technology companies in the world, with 114.2 million customers across Brazil, Mexico and Colombia as of December 31, 2024, a potential unlocked by our member-get-member referral program.

Our business is based on four core principles: (1) having a customer-centric culture; (2) prioritizing human-centric design, products, services and interactions to create extraordinary customer experiences; (3) developing advanced proprietary technologies built from the ground up by some of the best engineering talent from around the world; and (4) leveraging data science and powerful proprietary models that support every aspect of our business. We combine these principles to create a self-reinforcing business model that enables us to serve our ecosystem of customers and partners more effectively as we grow to create significant impact for our stakeholders and sustainable competitive advantages in the marketplace. Together, these have compounded since Nu was founded, to produce:

●	A Digital Financial Services Leader – As of December 31, 2024, we had 114.2 million customers. In Brazil we had 101.8 million customers, which represented approximately 58% of the country’s population aged 18 and above. BCB data shows that in 2024, our Brazilian customer base growth outperformed the five largest incumbent banks combined, further consolidating our position as the third-largest financial institution in the country in terms of number of customers, according to BCB. In Mexico, our growth momentum continued, with our customer base surpassing 10 million. With 5.6 million credit card customers, Nu emerged as the leading credit card issuer in the country from January through October 2024, according to data from the CNBV. Lastly, after launching our Conta product in Colombia, deposits reached US$1.3 billion, placing us among the country’s top five financial institutions based on demand deposits for individuals.

Form 20-F | 2024	19

●	One of the Most Loved Companies and Trusted Brands – Nu was recognized by Time Magazine as the Best Brand in Brazil for the year 2024 and was awarded for the eighth consecutive year in the Digital Banks and Cards category of the Reclame Aqui Award, the leading consumer service evaluation platform in Brazil. In 2024, Nu was also ranked among the top institutions in Forbes' World's Best Banks for the sixth year, securing the number one spot in Brazil and Mexico, and was included for the fourth time in Fast Company's World's Most Innovative Companies list, securing the number one spot in the Latin America category and 22nd place in the magazine’s global ranking. In addition, Nu's brand was recognized as the strongest brand in Brazil by Brand Finance, and one of the most valuable by Kantar and Interbrand in 2024. Nu’s executives were also highlighted in relevant lists during 2024: David Vélez, Cristina Junqueira, Livia Chanes, and Iván Canales are among the most influential people in Latin America, according to Bloomberg Línea, and Cristina Junqueira was ranked by the Financial Times among the 25 Most Influential Women of the year. In 2024, Nu and its executives earned over 40 global awards and recognitions across more than 70 categories, reinforcing its leadership position in innovation, customer experience, and impact.
●	A Powerful and Expanding Ecosystem of Solutions and Services across the Five Financial Seasons – We have developed a suite of proprietary financial solutions designed to create superior experiences across the Five Financial Seasons of our customers:
○	Spending with our credit and prepaid cards, QR code-based and Pix instant payment arrangements, WhatsApp Pay, traditional wire transfers, and an array of different solutions to help customers optimize their sending through our marketplace, NuTravel and NuCel;
○	Saving with our Nu personal and business accounts, as well as through Money Boxes;
○	Investing through our direct-to-consumer digital investment platform;
○	Borrowing with our transparent, easy-to-manage credit cards, as well as secured and unsecured loans, all with limits that grow over time as users build their credit histories with us; and
○	Protecting through the distribution of insurance solutions for mobile devices, life and home.
●	A Highly Engaged and Loyal Customer Base – We believe we have built a solid reputation with our customers for being trustworthy and reliable. We (1) acquired a significant part of our customers organically since our inception, either through word-of-mouth or direct unpaid referrals from existing customers without incurring direct marketing expenses; (2) scored an NPS that we believe far exceeds incumbent banks and all other major local financial technology companies; and (3) became the primary banking relationship for over 61% of our active customers, as of December 31, 2024. We consider ourselves the primary banking relationship for active customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month. For more information on how we calculate organic customer growth and primary banking relationships, see “Glossary of Terms.”
●	Advantaged Unit Economics – We operate with favorable unit economics, as demonstrated by our ability to recover our Customer Acquisition Cost, or “CAC”, with cumulative contribution margins in less than 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our customer acquisition efficiency by comparing the LTV, or “Lifetime value” of acquired customers, to the CAC of these customers to calculate an “LTV/CAC ratio”, which we estimate to be greater than 30x. We believe these strong economics are supported by our ability to:

Form 20-F | 2024	20

○	Acquire customers organically at a low CAC: Our CAC is on average US$7.0 per customer,[1] of which paid marketing accounts for approximately 31%. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer Fintech companies and incumbent banks, supported by our referral network. In addition, we believe our organic customer acquisition model is among the best-in-class models, as evidenced by the fact that we have acquired approximately 80% of our customers organically on average per year since our inception.
○	Increase Monthly ARPAC: For the three months ended December 31, 2024, our consolidated Monthly ARPAC was approximately US$10.7. For customers who were active across our core products, which include our credit card, NuAccount and personal loans, our Monthly ARPAC averaged US$11.1 for the year ended December 31, 2024. We estimate that ARPAC for incumbent banks in Brazil was approximately 3.8x higher than ours in 2024. This calculation is based on product mix and prices, and assumes an estimated average active customer base for certain incumbent financial institutions that do not report this metric. We estimated the number of active customers at each incumbent financial institution using publicly available information and internal analysis.

We believe we can increase our Monthly ARPAC meaningfully over time by (1) capturing greater share-of-wallet across our customers using existing products; and (2) cross-selling additional products to existing customers.

●	Our World-Class Talent – Our employees represent over 50 different nationalities and bring experience in scaling some of the largest technology and financial services companies in the world. We believe our culture, mission and commitment to innovation has helped us become a hub of the best engineering talent, not only in the region, but also globally.
●	Compounding Growth at Scale – In 2024, we demonstrated the benefits derived from the scalability of our products, delivering top-line growth with profitability by understanding that maintaining low costs is crucial to have a competitive edge. From January 2018 to December 2024, we expanded our customer base by more than 110 million customers, achieving this growth with minimal CAC. Additionally, we consistently managed to keep our cost-to-serve below the dollar level between January 2021 and 2024, and have outperformed broader credit card market underwriting standards in most of the customer groups classified by risk band, based on Equifax | Boa Vista analysis. More details about this analysis are available under Our Competitive Strengths and Advantages / Effective Underwriting and Pricing.
●	Full Regulatory Compliance and Cooperation – We are committed to open, collaborative and transparent relationships with public officials, as we work to improve how people are served by the financial sector. Over the past several years, Nu has been active in some of the latest landmark regulations for Latin America’s financial system. For example: Brazil’s real-time payment system Pix, open finance, salary portability, cybersecurity, fraud prevention, revolving cap, and other aspects of the country’s financial system. By applying our values to regulatory proposals, we believe we can help shape a more competitive landscape in Latin America’s financial sector. Through this process, we believe we have established a positive reputation as well as an open and collaborative relationship with regulators in the countries where we operate.

1 Customer Acquisition Cost, or CAC, consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. CAC is calculated as the sum of those costs from January 2019 to December 2024 on an FX neutral basis, divided by the total number of card issuances that same period (that is, number of unique customers acquired during that period).

Form 20-F | 2024	21

●	Financial Inclusion – Our business reaches people in 100% of Brazil’s municipalities, in line with our mission to provide financial access and literacy, which we view as crucial to inclusive economic growth and sustainable development. We estimate that in the last five years (until December 31, 2024), Nubank has made it possible for around 20 million Brazilians with no credit history to have access to a credit card.

Mexico has traditionally been a country with a very low level of financial inclusion. According to INEGI’s ENIF 2024 (National Survey of Financial Inclusion), 63% of the adult population in the country had a bank account, approximately 37.3% had access to formal credit, and only approximately 15.7% had a credit card in the banking system. According to 2024 information from CNBV, the number of accounts in Mexico had increased by 26% since 2021 and Sofipos accounted for 18% of the total, which also includes banks. Since entering the country, we have understood that the main reason for the low levels of financial inclusion, especially in credit products, was not a lack of demand but lack of appropriate supply. We believe that around 48% of our customers in the country didn't have a credit card before ours.

Our Attractive Opportunity

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries that collectively accounted for over 61% of the population and 68% of the GDP in the region in 2024, according to IMF forecasts, and that provide a fertile opportunity for our services due to several attractive attributes and market characteristics, including:

●	Meaningful Pain Points in the Market – Financial services consumers in our markets suffer from real pain points, which gives us a significant opportunity to provide them with solutions to these pain points. The five largest incumbent banks, in terms of deposits and outstanding credit portfolios, to consumers in Brazil, Mexico and Colombia, which on average hold between 65% and 81% of all loans and deposits across all segments, charge high fees, based on data from these countries’ respective Central Banks, as of December 31, 2024.
●	Powerful Secular Trends – The Latin American region is benefiting from several positive secular trends that align well with our business, including a strong technology adoption rate and high mobile app usage. This trend is driven by a young population, a growing middle class, and high smartphone adoption rates, especially in Brazil, Mexico, and Colombia. Additionally, regulators in the region are promoting innovation and competition in the financial services sector, creating more opportunities for us to disrupt traditional providers with our innovative business models and mobile app solutions.
●	Significant Penetration Opportunities – Financial services in Latin America still offer a significant penetration opportunity ahead, as the electronic payments and consumer credit segments continue to spread across the region while still being materially below current penetration levels in the United States and the United Kingdom, based on available data gathered from the World Bank and the Bank for International Settlements (BIS). For example, in Brazil, Mexico and Colombia there is: (1) a large unbanked population consisting of 96 million adults in aggregate, according to our estimates; (2) low credit card adoption rates of 52% in Brazil as of 2022, according to the country’s Central Bank, 10.5% in Mexico, considering credit cards issued by banks only (and 25% when including those issued by retailers), and 22.2% in Colombia as of 2024, according to the SFC, as compared to 66% in the United States and 62% in the United Kingdom; (3) limited household debt as a percentage of GDP, at 36%, 17% and 27% in Brazil, Mexico and Colombia, respectively, compared to 68% in developed markets (consisting of the median in the United Kingdom, the United States, Spain, Japan, France and others), according to June 2024 data from the BIS.

Form 20-F | 2024	22

Our Go-to-Market Approach

We have a large customer base of 109.5 million individual consumers and 4.7 million small businesses, as of December 31, 2024.

Our customers come from different backgrounds in terms of income, age and geographic location, similar to the overall population of the markets we serve. We believe we serve more younger customers than traditional banks, giving us the opportunity to grow with them as their financial needs change over time.

We go to market, serve and support our customers through an all-digital, cloud-based model that is low-cost and highly efficient without the need for expensive real estate and physical bank branches. We market and sell our solutions and services online by (1) prioritizing high-quality customer experiences to drive organic word-of-mouth advertising and customer referrals; (2) fostering our social media presence and developing digital content to drive awareness, education and engagement; and (3) making select investments in marketing and promotional campaigns when returns are attractive to further accelerate customer adoption.

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

We earn revenue from two main sources: fees and interest income. Fees include fees and commissions related to credit and prepaid card transactions, payments, loyalty programs, prepaid mobile phone top-ups, as well as the marketplace for and distribution of certain financial products and services, such as investments, insurance, and remittance products. Interest income is related to interest charged on revolving and refinanced credit card balances, purchases of credit card receivables and loans to customers, as well as interest earned on deposits, government bonds and other interest-earning instruments assets. For the year ended December 31, 2024, 16% of our total revenue was earned through fee and commission income, which comes mostly from interchange fees and is not directly charged to the customer. For the year ended December 31, 2024, we reported US$11.5 billion in total revenue, and US$5.3 billion in gross profit, representing year-over-year increases of 43.4% and 50.5%, respectively, versus the year ended December 31, 2023, or year-over-year increases of 57.6% and 65.3%, respectively, when computed on an FX Neutral basis. For the year ended December 31, 2023, we reported US$8.0 billion in total revenue, and US$3.5 billion in gross profit, representing year-over-year increases of 67.5% and 110.0%, respectively, versus the year ended December 31, 2022, or year-over-year increases of 62.5% and 103.6%, respectively, when computed on an FX Neutral basis. A reconciliation of our FX Neutral revenue and gross profit to the IFRS measures of these metrics can be found under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations."

Form 20-F | 2024	23

Our Unique Approach

We are building our business using a unique approach that combines our four core principles to create a self-reinforcing business model that helps us nurture and grow our expanding ecosystem of individual consumers, SMEs and marketplace partners. These core principles are:

Customer-Centric Culture

Since our company was founded, we have intentionally and consistently cultivated an obsession with delighting our customers. This culture is central to achieving our mission, as we remain vigilant in preserving and nurturing it. The core values of our culture are:

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

Extraordinary Customer Experiences

We aim to deliver simple, easy-to-use products, seamlessly integrated through our Nu mobile application and backed up by our team of Xpeer customer support specialists. This is driven by:

●	Prioritizing mobile and digital-first products, focusing on creating cloud-based mobile apps that provide a modern digital experience across all devices.
●	Products that are designed to be simple, transparent, accessible, and easy to use for our customers.
●	Using a human-centered design approach to provide a high-quality and intuitive experience in everything we offer.
●	Our Nu mobile app seeks to seamlessly integrate all our products and services, providing customers with easy access.
●	A dedicated team of customer service agents called "Xpeers", who continuously enhance the customer experience and contribute to product development using proprietary software and AI algorithms.

Form 20-F | 2024	24

For additional information regarding our use of AI algorithms, see “Item 1. Information on the Company—NuCore Technology Platform.”

Advanced Technology

We use advanced technologies and modern tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own architecture and investing in engineering talent. The key components of our technology include:

●	Our proprietary cloud-based core banking platform called NuCore, which enables us to efficiently manage various functions crucial to our operations, including transaction processing, regulatory reporting, customer services, and fraud prevention.
●	This platform gives us the agility and control to optimize our products and meet the unique needs of our markets.
●	A microservices approach that we employ, utilizing around 500 modular microservices to scale, introduce new products, and expand into new markets.
●	Our advanced technology strategies, including an immutable ledger and the use of the Clojure programming language, have attracted top software engineers from around the world, enabling us to develop innovative solutions and maintain a strong development team.

Form 20-F | 2024	25

Proprietary Data Science

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

Form 20-F | 2024	26

The seven elements of our model include:

A.	More Customers – Our most significant source of marketing is word-of-mouth recommendations from existing customers, which has resulted in viral organic customer acquisition and high retention. This leads to:
B.	More Engagement and Scale – Our customers increase their engagement with and use of our high frequency and essential solutions or adopt any of our new solutions. This leads to:
C.	More Data – We gather data from each customer and each transaction. The data compound in value as we grow and drive our artificial intelligence and machine learning algorithms to improve everything we do. This leads to:
D.	Lower Costs – We use our growing data sets to make smarter underwriting decisions, continuously improve customer segmentation and optimize business operations, which can improve efficiencies. This leads to:
E.	Attractive Fees and Rates – We use our greater insights, efficiencies and cost savings to offer customers products with attractive fees and rates, as we better understand their total risk profile and optimize our own operations. This leads to:
F.	Better Products and Experiences – We can also use our greater insights and efficiencies to improve our product design, optimize the customer experience and develop new features. This leads to:
G.	A Growing Nu Ecosystem – Our ecosystem includes our 114.2 million customers, composed of individual consumers and SMEs, and a growing number of marketplace partners who we collaborate with to offer attractive solutions beyond our core capabilities.

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

Form 20-F | 2024	27

Our Market

Our Market Opportunity

Latin America is a large and dynamic region, with a total population of 658 million people and a GDP of US$6.7 trillion in 2024, projected to have grown by 2.1% in real terms in 2024, according to the IMF. We currently operate in Brazil, Mexico and Colombia, which collectively represented 61% of the population and 68% of the region’s GDP in 2024, also according to IMF data.

Our primary goal is to increase our presence in these markets by growing our customer base, launching new products and continuing to gain relevance in our customers’ financial lives.

Over time we aim to expand our presence to additional markets in Latin America, as consumers and SMEs have faced for too long banking systems with substantial challenges that create market inefficiencies and opportunities for disruption. We believe penetration of these markets remains low in terms of financial services relative to developed countries, as demonstrated by the large number of adults that are still unbanked, the relatively low level of indebtedness of households, and low adoption rates of credit cards in comparison to other payment methods.

Our Serviceable Addressable Market, or “SAM”, encompasses the retail financial services, as well as marketplace and mobile services, that we currently provide in Brazil. This includes revenue from the following services:

●	Retail credit (including secured and unsecured personal loans, auto loans, credit card financing and revolving credit), defined as interest income net of funding costs and credit charges;
●	SME credit, defined as interest income net of funding costs and credit charges;
●	Payments, defined as prepaid and prepaid and credit interchange fees;
●	Customer assets, including brokerage fees on securities, private pensions, savings accounts and investment funds, and interest revenue net of yields on customer deposits;
●	Insurance brokerage, defined as fees from distribution of Life and Property & Casualty, or “P&C”, insurance products;

Form 20-F | 2024	28

●	E-commerce marketplace, defined as fees from gross merchandise volume;
●	Acquiring and services fees, defined as discount rates on merchant transactions and account-related transaction fees; and
●	Mobile virtual network operator service, including a voice package for local and long-distance calls and broadband internet access.

The revenue potential of retail financial services in Brazil, Mexico and Colombia, measured as revenues from interest income and service fees minus funding costs, totaled US$213.3 billion in 2024, growing 2% (9% on a FX-neutral basis) relative to 2023, according to our internal analysis based on publicly available information. Our market share for the year ended December 31, 2024 reached approximately 4% of SAM, demonstrating the massive opportunity ahead.

Brazil, Mexico and Colombia Estimated Financial Retail Industry Revenue 2024

Sources: internal estimates based on public sources (BCB, Anbima, Abecs, Susep, CNSeg, Abcomm, Banxico, CNBV, Condusef, CNFS, Banco de la Republica, SFC, Asofiduciarias, Fasecolda, CCCE, others).

Form 20-F | 2024	29

Interest and Fee Income Breakdown by Product Category and Nu's Market Share (US$ billion)

Sources: internal estimates based on public sources (BCB, Anbima, Abecs, Susep, CNSeg, Abcomm, Banxico, CNBV, Condusef, CNFS, Banco de la Republica, SFC, Asofiduciarias, Fasecolda, CCCE, others).

For more information regarding our market opportunity, please refer to “—Deep Dive on Our Industry Background and Market Opportunity”.

Industry Background – the Latin American Financial Services Industry is ready to be reinvented

Consumers and SMEs in Latin America have long faced a banking system with substantial challenges that create attractive opportunities for disruptors like Nu, including:

●	Concentrated Banking Sector with a Lack of Competition – The banking sector in Latin America and the three markets where we operate is more concentrated in comparison to several advanced markets. According to the Herfindahl–Hirschman Index, measuring the concentration on a scale from 0 to 10,000, where the lower the index the less concentrated the market, Brazil, Mexico and Colombia posted indexes of 883, 1,008 and 1,243, respectively - significantly higher than the indexes of the United States (350), Germany (323) and France (567), as of 2023 and 2024, according to data from the BCB, CNBV, SFC and the European Central Bank in 2023 and 2024. Consequently, Latin America has long suffered from a lack of competition: less innovation, limited selection of products and services, and higher fees. While this concentration has enabled large incumbent banks to maintain their status quo, it has also created a fertile environment for disruption by market entrants who can use advanced technology, better data, and superior customer service to win market share.
●	High Cost to Serve – Incumbent banks in Brazil, Mexico and Colombia have vast and expensive branch distribution networks supported by large workforces and legacy systems. As of December 2024, the main incumbents in Brazil are reported to have 2,264 to 6,003 branches and service points, and 55,646 to 86,574 employees each. We believe that the aforementioned structure results in higher cost to serve, and induces traditional players to sell high-margin products, excluding a large segment of the population from the financial system. We estimate that in Brazil, our cost to serve and general and administrative expenses per active customer are approximately 85% lower than those of incumbents, based on their publicly available financial statements for the year ended December 31, 2024.

Form 20-F | 2024	30

●	Poor Customer Service and Lack of Trust – We believe incumbent banks in Latin America, due to the lack of competition, provide poor customer service, resulting in dissatisfied consumers. Our obsession with customer-centricity enabled us to scale with NPS levels which we believe were significantly higher than competitors in the countries where we operate, according to internal analyses. We believe our levels exceed not only those of incumbents, but also other major local financial technology companies. We are consistently recognized for our customer service, and—based on the latest publicly available information from BCB—we compare favorably to our competitors, having the fewest customer complaints relative to customer base size as of December 31, 2024.
●	Significantly Underpenetrated Market – The Latin American banking sector remains significantly underpenetrated due to prohibitively high costs for financial services. According to a study from the Inter American Development Bank (IDB), one of the most cited reasons for not having a bank account is that opening and maintaining accounts is too expensive. According to the latest available World Bank data, 16.0% of the 169.3 million people aged 15 and above in Brazil did not have a bank account as of 2021; this compares to 44.0% of the 39.2 million people aged 15 and above for Colombia, according to the same data; and in Mexico 37% of the 86.6 million people aged between 18 and 70 years old did not have a bank account as of 2021, according to INEGI’s ENIF (National Survey of Financial Inclusion). All of this highlights that, as of 2024, these three countries collectively held 96 million unbanked adults. Additionally, aggregate household debt in Latin American economies averaged between 17% and 36% of GDP as of June 30, 2024, according to the Bank of International Settlements, or “BIS”, data, compared to an average of 72% of GDP in advanced economies and 34% of GDP in emerging economies as of 2024. Lastly, credit card penetration in Brazil and Colombia stood at 40% and 13% of the population aged 15 and above, respectively, compared to 67% in the United States and 62% in the United Kingdom, according to World Bank’s most recent data from 2021. In Mexico, credit card penetration stood at 15.7%, considering those issued by banks, and 22.6% considering retailers, of the population aged between 18 and 70 years old, according to the INEGI’s ENIF 2024 report.

Trends Accelerating Industry Disruption

We believe the region remains open to disruption from entrants who can use advanced technology, better data, and superior customer service. We also believe that we have the potential to change the landscape in Latin America by offering both low-cost and high-quality financial services, materially increasing socioeconomic development and the addressable market for financial services.

We believe significant challenges and trends have already begun to encourage consumers to increasingly look to digital financial services platforms to fulfill their day-to-day banking needs. According to our own internal analysis based on BCB data, the share of total outstanding loans to individuals held by digital banks has increased from below 1% in 2018 to above 6% as of September 2024. When excluding certain earmarked loans, such as mortgages and rural activity financing, the share of digital banks reached almost 12% as of September 2024.

Form 20-F | 2024	31

Breakdown of Loans to Consumers in Brazil by the Type of Financial Institutions (%)

Several factors are driving this shift away from incumbents:

●	Technological Innovation and Growing Payment Volumes – We believe technological innovation, such as Pix in Brazil and CoDi in Mexico, will translate into sustained growth in electronic payments volumes. The GSMA’s “The Mobile Economy Latin America 2024” report forecasts that the region can reach 92% smartphone penetration by 2030, which should foster technology inclusion. Launched in October 2020, Pix rapidly expanded to a total 163 million unique users in Brazil in 2024, and transaction volumes reached US$4.9 trillion, a 54% FX-neutral increase over 2023. Purchase Volume in credit, debit and prepaid cards in 2024 totaled US$768 billion in Brazil, growth of 167% relative to 2018 levels, according to ABECS in local currency; US$316 billion in Mexico, or 160% growth relative to 2018 according to Banxico and in local currency; and US$60 billion in Colombia, an increase of 107% compared to 2018, according to the SFC and in local currency.
●	Shift from Savings to Higher-Yield Investments – In our view, superior customer experiences and low-cost, open platform distribution models employed by direct-to-consumer independent brokers will continue to gain market share. We also believe that improving levels of financial education combined with middle-class expansion and lower interest rates in the long term can contribute to the shift of Brazilian retail investors away from savings products towards higher-yield investments such as fixed income investments and equities.
●	Favorable Regulatory Environment – Regulators in Latin America are promoting several initiatives to foster financial technology disruption to increase competition and financial inclusion. For example, in 2020, the Central Bank of Brazil rolled out its plan to enable Open Finance while launching Pix, an instant payment tool. In Mexico, the 2018 Financial Technology Law established the basis for the development of Fintech companies, and in 2019 and 2023, the development of CoDi and DiMo, respectively, which are both commission free digital payments methods. In Colombia, regulatory updates started in 2020 with Decree 1692/2020 to expand electronic payments by encouraging competition and innovation were more recently supported by decree 1297/2022 that sets forth regulations for voluntary open finance schemes. We believe that these regulatory changes will, together, increase efficiency, competition and innovation in the financial services markets of these countries while increasing access to these services. In Brazil, such initiatives are spearheaded by ‘Agenda BC#’, the BCB public policy agenda focused on innovation and competition. These measures have been highlighted in the BCB Regulation Area’s Priorities list for 2024, such as ones related to the development of Open Finance and Pix, as well as those related to AI, Crypto assets and Drex/Tokenization, demonstrating the government’s ongoing commitment to fostering a more efficient and innovative financial environment through proactive and targeted regulations tailored to this purpose.

Form 20-F | 2024	32

Our Competitive Strengths and Advantages

The strengths generated by our core principles and our self-reinforcing model provide us with powerful competitive advantages that have enabled Nu to disrupt the legacy models of incumbent providers to become what we believe is one of the largest digital financial services platforms in the world. We believe we are positioned favorably to continue growing our business with attractive economics and expanding our addressable market. We believe our advantages are difficult to replicate, will continue to strengthen as we scale, and will compound over time.

We Have Significant Market and Leadership Advantages

Over the past years, we believe we built one of the largest, most influential, and trusted technology companies in the world. This privileged leadership position provides us with several key advantages, including:

●	One of the Largest Digital Financial Services Platforms – We believe we have built one of the world’s largest digital financial services platforms, based on number of customers, with 114.2 million customers (including both individual consumers and SMEs) across Brazil, Mexico and Colombia as of December 2024.
●	First-Mover Advantage – Nu is the first digital-native financial services platform in Latin America and a pioneer in digital financial services globally. We have achieved undisputed leadership in digital financial services in Brazil in terms of number of customers and we are progressively claiming leadership in other countries in Latin America. In almost five years since the launch of our operations in Mexico in early 2020, we have become the top credit card issuer in the country, based on net cards issued in 2024, exceeding the levels of incumbents in Mexico, according to CNBV and based on data from January to October 2024.
●	Trusted and Recognized Global Brand – Nu was recognized by Time Magazine as the Best Brand in Brazil for the year 2024 and was awarded for the eighth consecutive year in the Digital Banks and Cards category of the Reclame Aqui Award, the leading consumer service evaluation platform in Brazil. In 2024, Nu was also ranked among the top institutions in Forbes' World's Best Banks for the sixth year, securing the number one spot in Brazil and Mexico, and was included for the fourth time in Fast Company's World's Most Innovative Companies list, securing first place in the Latin America category and 22nd place in the global ranking. In addition, Nu was recognized among the most valuable brands in Brazil by Brand Finance, Kantar, and Interbrand in 2024. Its executives were also highlighted in relevant lists during 2024: David Vélez, Cristina Junqueira, Livia Chanes, and Iván Canales are among the most influential people in Latin America, according to Bloomberg Línea, and Cristina Junqueira was ranked by the Financial Times among the 25 Most Influential Women of the year. In 2024, Nu and its executives earned over 40 global awards and recognitions across more than 70 categories, reinforcing its leadership position in innovation, customer experience, and impact.

Form 20-F | 2024	33

●	World-Class Talent – We attract highly talented employees from leading technology and financial services companies around the world who bring deep expertise and new ideas. Our employees are aligned with our mission and have an ownership mentality—approximately 91.16% of our active employees have been granted share-based incentive awards as of December 31, 2024.

We Have Significant Operating and Financial Advantages

Our all-digital and data-driven business model gives us significant advantages, enabling us to scale and operate efficiently. These operating advantages include:

●	Extraordinary Customer Experiences – Our modern and intuitive products provide customers with extraordinary experiences which we believe are superior to both incumbent banks and other digital disruptors. We believe our NPS far exceeds incumbent banks and all other financial technology companies, supported by simple, transparent, and intuitive products. Our reputation for providing excellent experience contributes to our brand recognition, organic growth through word-of-mouth referrals, and customer loyalty.
●	Caring and Effective Customer Support – Our self-service support tools and highly trained team of Xpeers provide a superior level of service compared to many competitors. We believe we delight and educate our customers by improving their financial literacy and increasing their engagement with our platform.
●	Proprietary Control and Capabilities from Our Technology Platform – Through our NuCore platform, we centrally manage credit card transaction authorization and core bank account processing, enabling us to operate efficiently, nimbly roll out new products or features, and scale in new markets effectively. We designed and invested in our own cloud-based core banking platform, unlike competitors that usually depend on third-party providers and credit card processors.
●	Low Operating Costs – We operate with a low-cost model across four key areas of our business:
○	Low Cost to Acquire – Given our focus on creating strong customer experiences, we have been able to acquire customers primarily through viral word-of-mouth and direct customer referrals, which has enabled us to expand our customer base efficiently without expensive marketing campaigns or incentives.
○	Low Cost to Serve – By operating in a fully digital environment without the need for branches, and by consistently eliminating and simplifying processes, we have been able to serve our customers quickly and efficiently and achieve scale efficiencies, benefits that we can pass along to customers and investors.
○	Low Cost of Risk – By leveraging our advanced technology and proprietary data science to better assess and reduce credit risk, we have been able to operate and scale efficiently and offer more competitive pricing to our customers.
○	Low Cost of Funding – Our large and growing base of local currency deposits, originated 100% organically, has enabled us to cover more than our funding needs and extend increasing amounts of credit to our customers, creating a highly resilient, diversified and low-cost funding model that we can scale efficiently.

Form 20-F | 2024	34

●	Advantaged Unit Economics – We estimate our LTV/CAC ratio to be greater than 30x as of December 31, 2024, supported by the self-reinforcing nature of our business model and our low operating costs. We believe we have several competitive advantages that include:
○	Increasing Revenue per Customer – We seek to increase our revenue per customer over time: we combine customer experiences and a low-and-grow approach to increase transaction volumes and share-of-wallet, while cross-selling additional products to our customers. For our monthly cohorts from the first quarter of 2017, our Monthly ARPAC had increased on average by more than 22x by December 31, 2024 versus their initial month.
○	High Customer Engagement – We believe our continuous investments in technology and customer service combined with the compounding effects of our business model have resulted in engagement rates closer to those of social networks than digital banking platforms and have helped us increase customer engagement over time. This resulted in an activity rate of approximately 83% as of December 31, 2024, which demonstrates the high frequency engagement and utility-like capabilities of our solutions.
○	Low Customer Churn – We believe our high level of customer engagement contributes to our low customer churn. Our net churn is relatively low, averaging 0.2% per month in 2024, stable when compared to 0.2% in 2023. We expect voluntary churn will remain low as we continue to deliver an extraordinary customer experience, become the primary banking account for our customers, and cross-sell to our existing customers to embed ourselves more deeply in their financial lives. Churn or customer churn refers to the loss of customers for any reason at all. We measure and track churn as a percentage of lost customers compared to the total number of customers over a given time period.
●	Effective Underwriting and Pricing – We underwrite customers and manage credit risk more effectively than the banking industry, providing portfolio resilience over time by using our unique data and advanced NuX credit engine. Our goal is not to minimize risk but to maximize value, enabling us to price our products more competitively while still generating advantaged unit economics. Based on analysis by Equifax | Boa Vista, Nu has demonstrated superior credit underwriting capabilities across every risk score for credit cards, as evidenced by the charts below. Nu has consistently outperformed the industry, resulting in lower delinquency rates within each risk band.

Form 20-F | 2024	35

We Have Significant Strategic Advantages

Our self-reinforcing model also provides us with key strategic advantages that help us differentiate, grow and compete more effectively. These strategic advantages include:

●	Unique Data – Our model generates proprietary data on millions of individual consumers and SMEs, giving us unique insights into customer behavior. We feed this data into our artificial intelligence and 60+ machine learning algorithms to improve our underwriting, differentiate our products and services, enhance our customer support, tailor customer experiences, and lower our risks.
●	Powerful Self-Reinforcing Network Effects – We believe our model demonstrates distinct self-reinforcing network effects that help compound our growth. As we expand our ecosystem of customers and partners, we generate more data, which enables us to improve our products and services and customer experience. As more existing customers are delighted with their experience, they refer new customers which, in turn, increases the size of our ecosystem.
●	Highly Defensible Business Model – We built a disruptive business model that supports our strong competitive position in the market. We believe it is highly defensible and difficult to replicate given the significant time, expertise and investments required to build our capabilities across multiple countries.

Our Growth Strategies

We believe we are in the early stages of capturing a large market opportunity to simplify the lives of hundreds of millions of consumers and SMEs. We continue to leverage the competitive strengths of our self-reinforcing model to grow and expand our business, creating value for all stakeholders. Our primary growth vectors are:

A.	Grow Our Nu Ecosystem

We believe our self-reinforcing model will continue driving the expansion of our ecosystem, as we reach, engage and grow our base of customers and partners. We intend to grow our Nu Ecosystem by:

●	Nurturing Our Customer Acquisition Engine – We continue to build our customer acquisition engine by:

Form 20-F | 2024	36

○	Growing Our Base of Highly Loyal Customers – Who we believe will continue to refer other customers to us. Our commitment is to persistently develop innovative, superior products that tap into latent demand, to offer extraordinary financial solutions to consumers and SMEs who we believe are unserved or underserved by incumbent banks, and to foster green-field markets to accelerate customer acquisition.
○	Developing Our Digital Content and Social Media Presence – Creating new digital content for our NuCommunity portal and millions of our mobile app users, and building our social media platforms to foster customer engagement, advocacy and financial education.
○	Tactically Leveraging Marketing Spend – To build a leading consumer brand that is loved and trusted by customers in all markets where we operate, helping us expand our ecosystem, attract higher-value customers, and raise awareness of our newest products and services.
●	Increasing Our Share of Customers’ Financial Lives – We believe we will continue to increase our share of customers’ financial lives by:
○	Growing With Our Customers – As our customers accumulate more wealth and reach new milestones in life, their need for diversified financial services is expected to increase. We currently serve customers across a wide range of ages, and have a particularly young customer base, with almost 61% of our customers under 40 years old and an average age of 37 as of December 31, 2024, providing us with the opportunity to grow with customers who are in the early stages of their financial journeys.
○	Cross-Selling New Products and Upselling to Higher-Value Products – As we accumulate more data and learn more about our customers, we can suggest new products to fit their needs and optimize their credit limits, increasing wallet share across our customers’ Five Financial Seasons and growing revenue along with profits that we generate from each customer. We have also sold customers multiple products at progressively faster rates. For example, as of December 31, 2024, we reached an average of 4.1 products per active customer. Additionally, millions of customers have a NuAccount but have not yet been approved to receive our credit products. As we continue to collect information on these customers and enhance our customer segmentation and credit models, we believe we will increase our approval rates and extend our full product suite to a significant portion of these customers, at no marginal customer acquisition cost.
●	Utilizing Partners to Grow Our Marketplace of Offerings – We partner with top providers to offer services to customers in new areas where we currently do not have a main product or service. This helps us grow and be a bigger part of our customers' lives, strengthening our primary financial relationship. We believe this represents an important growth channel and will enable us to participate in more areas of our customers’ daily lives quickly and efficiently. For example, we have partnered with big retailers in Brazil, such as Amazon, Casas Bahia and Magalu, to offer non-financial services through our marketplace. We have also partnered with Chubb to provide a life insurance product and with Hopper to provide travel experiences, each of which can be originated and managed seamlessly through our Nu mobile app.

Form 20-F | 2024	37

B.	Enhance Our Nu Platform

We believe there is a significant opportunity to leverage our advanced technology and proprietary data science to offer additional functionality, solutions and experiences to our customers as we learn more about their behaviors and needs. We intend to improve our Nu Platform by:

●	Innovating and Developing New Solutions – We are focused on developing and launching new products and features, challenging ourselves to enhance our customers’ lives and better fulfill their diverse financial service needs. We launched various products since we began operations in 2013, including credit and prepaid cards, loyalty programs, payment accounts for individuals and SMEs, unsecured and secured personal loans, investment solutions, Pix and payment slips (boleto) financing, insurance products, and crypto solutions, among others.
●	Executing Strategic Acquisitions – Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that we believe are attractive business opportunities and are aligned with our mission to consolidate or expand into new areas and gain new capabilities more quickly and efficiently. For example:
○	Our Acquisition of Hyperplane (U.S.), AI Core – In July 2024, we completed the acquisition of Hyperplane, a U.S.-based AI platform specializing in enabling financial institutions to launch personalized customer experiences through foundation models, which we believe will accelerate Nu's AI development across products.
○	Our Acquisition of Olivia (U.S. and Brazil), currently NuSignals – In January 2022, we acquired Olivia, a U.S.-based data company with subsidiaries in Brazil and specializing in applying machine learning and artificial intelligence solutions to retail banking, which we believe has further strengthened our open banking initiatives.
●	Making Strategic Minority Investments and Corporate Venture Investments – We will selectively make strategic minority investments in companies with which we have negotiated commercial agreements or partnerships where we believe we would benefit from stronger alignment. We believe these investments can provide us with access to third-party products and capabilities at a faster pace and in a highly capital efficient manner, particularly as we build our marketplace of offerings. We evaluate and make minority investments in early stage companies where we see long-term strategic value in establishing relationships and receiving first-hand insights on new potential geographies, products, technologies and strategies that we might consider entering or using in the future.
○	Our Investment in Tyme Group Pte Ltd. (Singapore) – In December 2024, we made a minority investment in Tyme Group, the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation). Tyme Group is a digital bank with operations in emerging markets including South Africa and the Philippines.
C.	Expand into New Markets

We believe our Nu model also provides us with the capability to expand into new markets and scale quickly and efficiently. For example, we may consider expanding into:

Form 20-F | 2024	38

●	New Geographies – We believe we are in the early stages of our international expansion and continue to assess opportunities to scale our platform in new markets. Our technology, data science, credit and differentiated customer experience model provide a foundation for scalable and portable growth. We continue to invest heavily in a global product architecture designed to be both adaptable and efficient across multiple geographies. We believe the early results of our international expansion underscore the portability of our approach. Looking ahead, we may pursue targeted international expansion, where we can provide services to millions of consumers while disrupting the legacy models of traditional financial institutions.
●	Case Study – Expansion to Mexico – Since the launch of our first product in Mexico in early 2020, we believe we have witnessed the ability of our Nu model to successfully transcend borders:
○	Opportunity in Mexico – We believe we have identified a significant growth opportunity in Mexico and chose it as the first step in our expansion outside of Brazil. According to ENIF (Encuesta Nacional de Inclusión Financiera), 37% of the country’s adult population was unbanked and 62.7% never had formal credit in 2024. One of the main reasons lies in not meeting the requirements to obtain formal financing. Furthermore, 84.3% of the population does not have a credit card issued by a financial institution. On the other hand, Mexico is the second-largest country in Latin America for internet users, with around 75% of Mexicans online (Sources: CNBV, Banxico (SIE), INEGI, Euromonitor, Oliver Wyman Analysis). Mobile banking has shown impressive growth, expanding 6x in the last 6 years, according to a study performed by Banco Bilbao Vizcaya Argentaria (BBVA). All of the above factors together make Mexico a perfect market for disrupting the digital financial landscape.
○	Customer Acquisition and Experience – Our customer base in Mexico is growing at a rapid rate and, as of December 31, 2024, we had a total of 10 million customers in the country, more than 55% of whom we acquired through unpaid word-of-mouth referrals, and had an NPS which we believe is around 15pts above the average NPS for incumbent banks. Both the ramp up of our customer base and our NPS in Mexico are further ahead than where we were in Brazil three years into our journey there.
○	Consumer Credit Underwriting – We are already operating the sixth generation of our proprietary machine-learning underwriting models, which meaningfully increase our ability to accept new customers in a country with one of the lowest levels of financial inclusion in the world. Compared to making decisions with generic credit bureau scores, the latest version of our credit engine enables us to lower risk by 71% for a comparable approval rate. On a year-over-year basis, our first payment default rate had dropped 50% in the year ended December 31, 2024. The velocity with which we implemented our proprietary underwriting models in Mexico is also ahead of our experience in Brazil at the same point in the journey.
○	Leadership Position – We are one of the top new credit card issuers in the country, surpassing long-established players such as Banco Azteca, Banorte, Santander Mexico, HSBC and BanCoppel, and becoming the third-largest issuer in terms of accumulated issuances, according to CNBV data, as of October 2024.
○	Adjacent Sectors – We believe there is a significant opportunity to bring the self-reinforcing effects of our business to adjacent sectors where we can disrupt legacy models and provide additional value to our customers. For example, we believe there are similar opportunities to simplify our customers' lives by disrupting existing models in industries such as e-commerce, healthcare and telecommunications.

Form 20-F | 2024	39

●	Case Study – Expansion to Colombia – We announced our launch in Colombia in September 2020 with ambitious goals for the future: win the fanatical love of people in Colombia, reinvent the future of financial services there, and become one of the leading digital financial services companies in the country.
○	Opportunity In Colombia – the endemic lack of competition has contributed to the subpar experience for consumers, and we see ample room to offer simple, digital, and low-cost financial services. The evidence of this is widespread, as shown in the data below from 2020:
ˣ	5 banks hold 84% of the market, according to Superintendencia Financiera de Colombia (SFC);
ˣ	Incumbents scored a low average of 34 in NPS, according to a Deloitte Survey, when we entered the market;
ˣ	Customers pay monthly fees between COP 14,900 (equivalent to US$3.75) and COP 40.890 (equivalent to US$10.00) in credit card fees according to SFC. In terms of purchasing power, this would be the equivalent of a minimum-wage worker paying up to US$70 in monthly credit card fees;
ˣ	Only 22.5% of adults have a credit card, per SFC data; and
ˣ	Deposit accounts have low activity rates of approximately 50% according to SFC data.

In addition to this, we have a few exploitable tailwinds:

ˣ	More than 60 million connected mobile devices, per Colombia’s Ministry of Technology, Information and Communication data; and
ˣ	Cash payments consistently lost share of private consumption, reaching a historic low of approximately 20%, according to SFC.
൦	Customer Acquisition and Experience – Since launching credit cards in Colombia in 2021, our experience shows we are inching closer to fulfilling our ambitious goal of winning the fanatical love of our customers. We believe we are not only the net fastest-growing credit card issuer (both in number of cards and growth rate), reaching 100% of departments and achieving an NPS 1.65x higher than the average of incumbent banks (according to a Bain’s rNPS Prism), but we were also granted a license for a regulated entity for Nu Colombia. We believe this acknowledges the robustness of our model and the urgency with which it is needed in the market.
൦	Credit Underwriting – Following four iterations, we devised models receiving hourly inputs and daily updates for segment analysis, monitoring the effect of each feature in model behavior by using mathematical methods (e.g. Weight of Evidence and Information Value) as well as dimensions of credit decisions, such as approval rate, average initial lines, credit risk and NPV input metrics. Our risk performance is consistent with the market, despite our high growth rate, and Nu is at the vanguard of financial inclusion in Colombia.

Form 20-F | 2024	40

○	Compañía de Financiamiento License: In January 2024, Nu Colombia received a financing company license from the Superintendencia Financiera de Colombia (SFC), which allows Nu to offer credit and deposit products, among other financial products. Nu Colombia Compañía de Financiamiento S.A. began operations on March 19, 2024, in compliance with Basel III capital adequacy ratios.
○	Cuenta Nu launch: Nu launched a savings account in June 2024. It was highly disruptive in the market as it offered a very high yield (13% annually v. market average of less than 1%). This account is 100% digital, offers 24/7 liquidity, and no minimum balance. Key features include high-yield savings, instant transfers (Nu Placa), and free unlimited transfers. The goal is to become the primary banking relationship for customers, offering a range of products beyond the account itself. Initial results show impressive growth: (i) Nu experienced the largest launch registration list in its history (over 660,000 people registered), (ii) became the largest neobank in Colombia by deposits and number of accounts, shortly after launch, and (iii) within six months was the fourth-largest institution in Colombia in terms of personal savings account deposits (COP $5.7 trillion), equivalent to US$ 1.3 billion (as of December 31, 2024) and customer count (1.9 million).
○	Credit Card growth: Our credit card portfolio reached a significant milestone, with 1.2 million clients now distributed across 95% of municipalities in Colombia. Our customer base also reflects balanced gender distribution, with equal representation between male and female clients, effectively addressing the broader market trend that typically shows a 6 percentage point gender gap favoring males. Furthermore, we became the number one net credit card issuer in the market, experiencing remarkable 23% year-over-year growth for the year ended December 31, 2024, while the overall market contracted by 8%. This achievement underscores our strong market position and commitment to financial inclusion.
൦	Merger: In November 2024, the SFC approved the merger of Nu Colombia SA, a non-regulated fintech specializing in credit card operations, and Nu Colombia Compañía de Financiamiento, a financial institution offering savings account products (Cuenta operations). The merger aimed to (i) improve efficiency by consolidating assets and liabilities within a single legal entity, allowing deposits to fund credit card operations, (ii) reduce complexity by streamlining operations, and (iii) enhance transparency and trust now that the credit card product is under the SFC's supervision, providing customers with more clarity and improving customer experience.
൦	Industry leadership: Since its launch, Nu Colombia has reached two million customers and grown the customer base approximately 3x year-over-year, as of December 31, 2024, securing its position as the fastest growing net credit card issuer in the country - becoming the largest neobank in terms of deposits for individuals - and as the 5th leading financial institution in terms of number of cards, according to information from the Superintendencia Financiera de Colombia and Nu’s internal data.
○	Following the successful launch of Cuenta Nu in Colombia, Nu plans to consolidate Cuenta Nu by introducing new features such as (i) cash deposits, (ii) bill payments via the app, and (iii) payroll integration that enables customers to have their payroll directly deposited into their Cuenta Nu account. In addition, Nu aims to expand its product offerings, completing the core suite of products for our target customer segment. Plans include launching new products, such as term deposits and personal loans, as well as exploring secured cards to further our financial inclusion efforts across the country, among other initiatives.

Form 20-F | 2024	41

Our Products and Services

We offer a wide range of products and services for our customers. In Brazil, we offer products across the Five Financial Seasons: (1) spending, (2) saving, (3) investing, (4) borrowing, and (5) protecting. All our products are fully digital solutions to help us provide simple, convenient and low-cost services with a great user experience for our customers.

Spending Solutions

Our spending solutions are designed to help customers pay for goods and services in their daily lives with a customized credit line or instantly through a mobile phone, while collecting loyalty points, rewards, discounts and benefits on applicable transactions. These solutions include:

Nu Credit and Prepaid Card

Our core Nu Credit and Prepaid Card was our first product, launched in Brazil in 2014. It is a Mastercard-branded international card that is 100% digitally-enabled and acts as both a credit and a prepaid card. Features and benefits include:

●	No fees or annual charges
●	WhatsApp Pay (prepaid card only), Android Pay and Apple Pay enabled
●	Accepted by more than 150 million merchants across the world
●	Complete digital experience with broad control over mobile apps, such as blocking and unblocking cards, and managing credit limits and due dates for bill payments
●	Discounts for early installment payments
●	Disposable virtual cards expiring in 24 hours
●	Investment-backed credit card limits

Nubank+ Tier

Nubank+ is an evolution of the Nu experience, for customers who wish to gain more benefits, not only in the use of our products but also in solutions for their daily lives. Features and benefits include:

Form 20-F | 2024	42

●	Nu Credit & Prepaid Card, with 0.5% cashback on credit transactions
●	Free withdrawals
●	Streaming service subscription with no additional cost on the basic plan with ads
●	Smart Alerts in the Payments Assistant, which notify when a bill is higher than expected.
●	Exclusive Transportation benefits (inc.Toll Tag)

Ultraviolet Tier

In 2021, we launched Ultraviolet, our premium metal credit card for affluent customers. In 2023, we expanded this value proposition into a full Tier, launching our premium Ultraviolet Tier, targeting higher income users and providing several benefits for the user, including exclusive access to the Ultraviolet Credit and Prepaid Card for a fee of R$49 per month (approximately US$7.66, based on the Brazilian reais/U.S. dollar exchange rate on December 31, 2024). Highly engaged users (those who spend more than R$5,000 or have more than R$50,000 invested in assets) are exempt from the Ultraviolet Tier fee.

Features and benefits included in the bundle are:

●	Ultraviolet Credit & Prepaid Card, with metal design, 1% cashback on credit transactions that yields 200% of the Brazilian interbank deposit rate, which can be exchanged for miles, invested or transferred to our NuAccounts
●	Full benefits of Mastercard Black, including insurance on select purchases and VIP airport lounge access
●	Exclusive app theme and premium customer support, available 24/7 with our highest rated trained Nubank agents
●	Free insurance against digital transaction fraud
●	Free withdrawals
●	Special tailor-made app experience
●	Free Max Ad Lite subscription
●	Exclusive benefits for managing one's family finances (“Espaço Familia”)
●	Access to exclusive products within Investments (Funds & CDBs) and Loans (discounted FGTS loans)
●	Exclusive Travel and Transportation benefits (inc.Toll Tag, Multi-Currency Account, benefits to book trips on NuViagens)

Form 20-F | 2024	43

Mobile Payments

Instant payments for NuAccount customers to make and receive transfers, pay bills and make everyday purchases at any time through their mobile phone. Features and benefits include:

●	Real-time transfers through Pix, WhatsApp Pay or NuAccounts
●	Easy and secure payments using Pix keys or QR codes, instead of lengthy bank information
●	Effortless protection with easy to manage transaction limits
●	Scheduled and recurring payments available to facilitate financial planning and organization
●	No fees
●	Pix via WhatsApp & Voice
●	Instant settlement
●	Available 24/7

Nu Shopping

Our integrated marketplace enables customers to purchase, via the Nu app, goods and services from several of the most well-known e-commerce retailers in Brazil. Features and benefits include:

●	Exclusive benefits, product offers, and special pricing
●	Cashback deals for more than 200 of the top ecommerce sellers in Brazil
●	End-to-end shopping experience with key partners, such as Apple, Casas Bahia (electronics), Hopper (travel), and Epay (Gift Cards), within Nu Shopping. There is no need to leave the app, create an account on the partner website, or enter payment information
●	Seamless and secure payment experience with NuPay, with extended credit limits for purchases and flexible payment plans in up to 24 installments

Form 20-F | 2024	44

Transactional Solutions

Our transactional solutions are designed to help our customers deposit, manage and use their money. These include:

Nu Personal Accounts

NuAccount is our fully digital account solution that supports all personal financial activities, from daily purchases and money transfers to savings.

Features and benefits include:

●	No annual or maintenance fees
●	Access to all account details anytime through the app
●	Auto-invest feature that automatically invests any existing balances in time deposits or government bonds, providing a yield equal to the Brazilian interbank deposit rate and instant liquidity
●	Complementary contactless prepaid card
●	Unlimited free transfers and payments
●	Instant limit availability when paying credit card with account balance
●	Real-time digital notifications for all transaction activities
●	Reserve account to store funds or lock them as time deposits for enhanced yields
●	Ability to save set amounts on monthly basis for better spending control
●	Access to cash withdrawals at 3,400 ATMs
●	A Payments Assistant that organizes and manages the payment of all recurring bills

Form 20-F | 2024	45

Nu Business Accounts

Our Nu Business accounts are similar to our Nu personal accounts, but designed specifically for customers who are entrepreneurs and for their businesses. This enables them to separate their business from personal transactions. Features and benefits include:

●	No annual or maintenance fees
●	Prepaid card for easy business purchases and withdrawals
●	Real-time access to account details
●	Unlimited transfers to and from the account
●	Set up of regular expense payments
●	Receive payments from customers free of charge via Pix

Nu Business Prepaid and Credit Card

Our Nu Business credit and prepaid cards are also similar to the personal cards we offer. We began testing the credit function with business customers in 2021 and it was received by them with the same enthusiasm as Nu’s personal cards. Features and benefits include:

●	No fees or annual charges
●	Android Pay and Apple Pay enabled
●	Accepted by more than 30 million merchants across the world
●	Complete digital experience with broad control over mobile apps, such as blocking and unblocking cards, and managing credit limits and due dates for bill payments
●	Discounts for early installment payments
●	Investment-backed credit card limits
●	Limit line transfer between personal card and business credit card

Form 20-F | 2024	46

Savings & Investing Solutions

Our savings and investing solutions are designed to help our customers invest their money easily and conveniently with access to a growing number of investment products and services. These include:

Money Boxes (Caixinhas)

Our segregated savings portfolios (caixinhas) are our solution for goal-based investing, enabling users to organize their savings balances and improve savings habits in a personalized and simplified manner. Main features include:

●	Creation of multiple Caixinhas with name/photo customization and goal setting
●	Segregation of investing operations like yield monitoring and historical contributions for each Caixinha
●	Simulation and scheduling of automatic recurring deposits
●	Option to increase credit card limit through money invested in a Caixinha

Investing Solutions

Our investing solutions help customers protect and compound their long-term wealth with a simple, effortless and worry-free experience that combines attractive investment products with customized and conflict-free guidance. Features and benefits include:

●	Clear information in easy-to-understand language
●	Transparent fee pricing
●	Wide portfolio of investment choices
●	No-fee stock trading
●	Personalized recommendations
●	Portfolio and investment monitoring

Form 20-F | 2024	47

NuCrypto

NuCrypto is a solution for buying and selling cryptocurrencies with a custodial wallet with on-chain transfers through the Nu app. It was created to simplify and increase access to the crypto market safely through the app. Features and benefits include:

●	Ability to invest as little as R$1 (equivalent to US$0.2)
●	Customers can buy and sell cryptocurrencies any day and time – including weekends – using the account balance without leaving the Nu app environment
●	Current Cryptocurrencies that can be traded: BTC (bitcoin), ETH (ethereum), UNI (uniswap), XRP (XRP Ledger), Sol (solana), Xlm (stellar), Pol (polygon) Matic migrated to Pol, Aave (aave), Link (Chainlink), Avax (avalanche), BCH (bitcoin cash), Op (Optimism), Arb (Arbitrum), Ltc (Litecoin) and Dot (Polkadot)
●	In addition to fiat pairs, we also offer swap pairs (BTC<>ETH, USDC<>BTC, others) with efficient execution for customers
●	NuCrypto offers a custodial crypto wallet for customers to perform on-chain transfers to and from their NuCrypto account
●	Nubank's Know your Client, or "KYC", Anti Money Laundering, or "AML", practices and controls
●	Nubank offers custody for customer assets using Fireblocks SaaS
●	Customers can follow market movements with a price alerts feature, and with customization of price variation and frequency of alerts
●	NuCrypto distributes stablecoins such as USDC to Brazilian customers
●	Providing access to crypto liquidity in U.S. dollar pairs or in Brazilian reais, with multiple liquidity providers that enable us to offer the best execution possible to our customers when they are buying or selling tokens through our NuCrypto platform. To access U.S. dollar liquidity, we execute foreign exchange transactions with a licensed partner that records the required foreign transactions with the Central Bank of Brazil.

Form 20-F | 2024	48

Borrowing Solutions

Our borrowing solutions are designed to provide our customers with unsecured and secured loans that are easy to access, receive, manage and pay back. Nu has evolved from its initial personal unsecured loan product to a broader portfolio of credit solutions, aiming to offer the best match for each customer's needs. Over time, we expect our portfolio to include a mix of proprietary products as well as those offered by or in partnership with third parties. Nu’s borrowing solutions products currently include:

Personal unsecured loans

Launched in Brazil in 2019, in Mexico in 2023, and in Colombia in 2024, our personal unsecured loans are easy-to-manage and 100% digital for our credit card and digital account customers. Our customers are in control from pre-loan simulation through loan management. Features and benefits include:

●	100% digital, real-time underwriting
●	Money instantly deposited to customer’s NuAccount
●	Rates in Brazil are lower than the market average
●	Transparent loan terms, supported by easy in-app simulation of different loan conditions
●	Simple loan management in the mobile app puts customers in control over installments and principal payments
●	Self-service installment anticipation, with discounts and renegotiation in the mobile app

Form 20-F | 2024	49

Personal secured loans: Investment backed loans

Launched in 2022, investment backed loans help customers solve the present without compromising their future. This product gives customers access to a larger line of credit at a lower interest rate by using their Nu investments as a guarantee. Customers can keep their money invested, while getting access to liquidity to cover an emergency or cash flow shortfall. Currently, Nu offers this product to customers who invest in Locked Deposits or Tesouro Direto, the Brazilian government bonds. Features and benefits include:

●	Lower interest rate than unsecured personal loans
●	Leveraging assets to get a line of credit larger than the value of the guarantee
●	Money instantly deposited to customer’s NuAccount
●	Flexibility to use different types of investment assets
●	Easy to contract, repay and anticipate installments (with discount) in the mobile app

Personal secured loans: Payroll deductible loans

Launched in 2023, payroll deductible loans let customers use their future income as a guarantee to get a loan with a very low interest rate. Monthly loan installments are deducted directly from the customer’s payroll. Currently, Nu operates with Brazil’s largest public payroll partners, which distribute payroll to federal civil servants and public military personnel (Sistema Integrado de Administração de Pessoal, or “SIAPE”) and pay benefits to retirees and pensioners (Instituto Nacional do Seguro Social, or “INSS”) that account for about 60% of the total addressable market of payroll linked loans. Features and benefits include:

●	Lowest price in the market based on interest rates charged
●	100% digital loan application and management
●	Full autonomy for customers, eliminating reliance on an intermediary such as a bank branch manager or broker
●	Money instantly deposited to customer’s NuAccount
●	Anticipate installments (with discount) in the mobile app

Form 20-F | 2024	50

Personal secured loans: FGTS backed loan – anticipation of unemployment benefit withdrawal

Launched in 2023, FGTS backed loans give customers early access to money that is rightfully theirs – a Brazilian severance unemployment benefit called FGTS. In 2020, Brazil’s government created the Saque Aniversário FGTS, allowing people to withdraw a portion of their funds in their birthday month, as well as the ability to anticipate Saque Aniversário installments as a loan – the FGTS backed loan. Annual loan installments are repaid by FGTS directly to Nu.

Features and benefits include:

●	Low interest rate
●	100% digital loan application flow that is simple and transparent
●	Money instantly deposited to customer’s NuAccount
●	Flexibility to simulate a loan without any commitment
●	Easy to anticipate loan installments in the mobile app

Pix financing

Enables credit card and digital account customers to make Pix transactions and instant peer-to-peer transfers in Brazil, using their credit line. Features and benefits include:

●	Transparent, instantaneous and seamless experience, leveraging Pix infrastructure
●	When funds are insufficient, customers have an easy alternative to make small day-to-day transactions
●	Enabling customers to take advantage of Pix promotions with retailers while also keeping their spend concentrated in one place - their credit card bill
●	Up to 12 installments, with the ability to anticipate installments, and up to a 90-day grace period
●	Specific credit lines for product usage, expanding access to credit

Form 20-F | 2024	51

Boleto financing (financing of bank slip payment)

Enables credit card and digital account customers to make Boleto payments using their credit line. Features and benefits include:

●	Transparent simulation process
●	Customers can consolidate with their credit card utility expenses and rent while also taking advantage of retailer promotions offered with Boletos
●	Up to 12 installments, with the ability to anticipate installments, and up to a 90-day grace period; and
●	Specific credit lines for product usage, expanding access to credit

Purchase financing

Enables credit card customers to split their purchases into installments after a purchase. Features and benefits include:

●	Transparent simulation process, allowing customers to compare the financing option with PSJ (interest- free installment purchases in Brazil)
●	Customers can take advantage of retailer promotions offered with upfront purchases instead of PSJ
●	Customers can split payments into installments for international purchases made via e-commerce and while traveling
●	Gives flexibility to customers, granting relief with their bills when a large purchase is made; and
●	Up to 12 installments, with the ability to anticipate installments

Form 20-F | 2024	52

Cash-in Financing

Enables credit card customers to convert their credit card limit into money in their digital account. Features and benefits include:

●	Transparent, instantaneous and seamless experience, leveraging credit card limit
●	Provides a safety net to customers in case of an emergency
●	Supports customers with monthly budget management
●	Up to 12 installments, with the ability to anticipate installments

NuPay

A new and disruptive product that enables customers to make online purchases and pay for services, with just a few clicks, from partner merchants and within the Nu app, offering increased purchasing power as well as a more practical and secure experience. Features and benefits include:

●	Increases customer’s purchasing power and merchant sales through higher limits compared to what is already available through a credit card
●	Improves checkout conversion by simplifying the purchase experience
●	Eliminates the risk of fraud and theft of credit card information since there is no need to type credit card information: customer authentication is done via an authorized/certified device with a personal PIN confirmation
●	Supports both single and recurring payments for high-frequency transactions
●	Enables customers to pay via debit, with their account balances, or via credit, upfront or in installments, with or without interest

Protection Solutions

Our NuInsurance protection solutions are designed to help customers secure insurance products easily and at a low cost. Having started with life and then mobile insurance, we are now expanding our offering to five different insurance products. These are:

Brokerage of Life, Mobile, Home and Financial Protection Insurance Policies

All products are quoted, customized and contracted exclusively through the app. The underwriting is done by our partner, Chubb. The products can be customized by our customers, based on their needs and budgets. Features and benefits include:

●	Premiums as low as US$2 for NuLife
●	Fast, simple, and clear application process
●	Transparent and disruptive fee structure
●	Packages fully customized to each customer’s circumstances
●	Easy claims process
●	24/7 customer service

Form 20-F | 2024	53

Beyond Financial Services Solutions

As our platform evolves from solely financial services to a comprehensive ecosystem, we are integrating consumer and lifestyle segments. We target areas with strong customer lifestyle affinity and essential services that are highly relevant to their lives, offering substantial efficiency and benefits and presenting significant potential for impact. These are:

NuTravel

Our travel portal where customers can plan trips directly in the app, with the best price guaranteed and bundled with a multi-currency account. Services and benefits included:

●	Book hotels
●	Buy air tickets
●	Multi-currency account in partnership with Wise
●	International roaming via free eSIM

NuCel

Our mobile phone service in a MVNO partnership with Claro, is designed to transform the customer experience in the telecommunications industry, focusing on customer-centric decisions, eliminating complexities, ensuring transparency, and offering high-level service and support. Features and benefits include:

●	Unlimited voice package for local and long-distance calls.
●	Unlimited WhatsApp, including voice and video calls, and unlimited access to the Nu app.
●	Access to an exclusive savings box with a return of 120% of CDI on amounts deposited by the customer, with a limit of up to R$10,000, valid for one year

Form 20-F | 2024	54

Our Approach to Risk Management

Our approach to risk management is core to our business model and has been designed to reduce friction and onboard a wide range of customers from unbanked to high income, while maximizing long-term value.

We continuously improve our risk management functions by using data and technology to reduce the risk in our business and improve our credit underwriting engine. There are four components to our risk management approach:

●	Enterprise Risk Management – We developed an enterprise risk management and governance program that enables us to minimize risks while also delivering customers a frictionless experience. We do this by combining modern risk management systems employed by some of the most sophisticated financial services companies in the world with the latest in data science and machine learning models.
●	Low-and-Grow Approach – When a customer has little or no available credit history, we deploy our low-and-grow methodology by underwriting a low-limit credit line and conditioning its growth over time, as we can increasingly ascertain their behavior and potential credit risks. This iterative approach has enabled us to effectively underwrite and onboard customers with little to no credit history, especially for lower income cohorts, and quickly distinguish the good borrowers from the bad ones.
●	NuX Credit Engine – Our internally developed and supported credit engine, NuX, enables us to underwrite effectively, lowering delinquencies and fraud rates. Furthermore, its ability to compound with scale enables us to process, test, monitor and enhance our credit algorithms over time to effectively manage the risks of our credit portfolio. We believe NuX is able to optimize multiple targets simultaneously, underwriting to a large set of customers while maintaining sustainable levels of delinquency. Our models enable us to maximize longer-term value by offering competitive prices for our customers. We believe NuX is scalable to new markets, where we quickly iterate and launch new versions of our underwriting engine by collecting more data and incorporating third-party data sources.
●	Liquidity Risk Management – Our liquidity risk framework leverages data to capture all contractual cash flows, on top of which we apply stress tests in line with our general credit models but more stringent. In addition, we increase stress levels in order to cover operational risk events that may impact our liquidity. The combination of both methods produces a severe yet plausible scenario that we believe helps ensure resilience from a liquidity management perspective.

Our Proprietary Technology and Data Platform

We use advanced cloud-based technologies and data science tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own technology and investing in extraordinary engineering talent to operate and enhance a proprietary technology platform that was purpose-built for our mission. The key components of our technology include:

●	NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core financial services platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions of the business, which provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. The key functions of NuCore include:
○	Transaction Authorization and Processing – enables us to efficiently monitor transactions across our ecosystem.

Form 20-F | 2024	55

○	Core Banking – enables us to manage all financial services applications and data across our ecosystem.
○	Regulatory Reporting – enables us to manage regulatory requirements and generate reports for regulators in an automated environment.
○	Business Operations – automates significant parts of operations across our business.
○	Credit Underwriting – supports our proprietary data analytics and credit scoring algorithms necessary to differentiate our credit services from those of incumbents in the industry; and
○	Fraud Prevention – enhances fraud prevention proactively and automatically, powered by our data analytics, artificial intelligence and proprietary algorithms.
●	Experimentation Platform – We leverage an experimentation platform that enables us to quickly test, measure and validate all applications and data models before we deploy in a live environment, which helps us improve decision-making and agility when launching new technology.
●	Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy more than 1,800 modular microservices that we developed. This advanced technology strategy enables us to scale, launch new products, enter new markets and update our codebase in a fast and highly efficient manner.
●	Product Platformization – We designed our technology platform to enable product development and new capability deployment to occur seamlessly across our applications. Our platformization approach enables faster product and market launches.
●	Immutable Database – We created an advanced, immutable ledger, utilizing the Datomic database technology we own, which provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency when compared to traditional database architectures.
●	Cloud-Based Architecture – We employ an architecture and infrastructure that is designed for scalability, efficiency and security. We operate in a fully cloud-based environment, leveraging the latest technologies to optimize our performance and increase capacity as needed, which enables us to manage our growth efficiently and cost-effectively. We partnered with Amazon Web Services to be our primary third-party cloud infrastructure provider.
●	Machine Learning and Artificial Intelligence – Through the utilization of our data analytics and customer insights, we are able to employ artificial intelligence and machine learning algorithms to enhance our customer experience and product offerings. Using Nu’s available customer data, our systems power a self-driving experience where we provide customers with real-time recommendations on products that meet their specific needs throughout their financial journey.

Form 20-F | 2024	56

●	Operate at Low Marginal Costs – The architecture and various operating advantages of the NuCore Technology Platform enable us to run our business efficiently and with low incremental costs as we scale our business.

Our Customer Service and Support

We service and support our customers with convenient, caring and high-quality customer service and support teams. We also leverage technology tools to streamline the customer support experience, empowering our customer service agents. Together this combination of human-centric and technologically advanced support has enabled us to achieve an industry-leading NPS. Our customer service and support functions, processes and tools were designed from the bottom-up to embody our strong customer-centric culture, strengthen our relationship with customers and create fanatical ones who will refer Nu to their peers. These teams, technologies and programs include:

●	Xpeers – We have assembled a team of highly trained and passionate customer service agents with a human-focused mentality who we call our Xpeers. Xpeers are trained to be subject-matter experts empowered to solve customer issues at first contact, which can be made by chat, email or phone. We utilize our data analytics and artificial intelligence insights to direct customers to the best-suited Xpeer team member, improving resolution times and, we believe, customer satisfaction. We employ a strategy of using internal and external resources for customer support that provides us with the ability to maintain the highest customer service quality alongside our hyper-growth.

●	WoW Approach – We have developed an approach for our Xpeers that builds stronger human connections and delights our customers with excellent customer service. We call this our WoW Approach. Our internal team is trained to identify WoW moments, creating a special connection with customers and boosting it through unexpected personalized letters written by Xpeers, gifts, and/or experiences. The WoW approach is described by customers as an unforgettable experience, increasing the feeling of belonging. Additionally, many of them share their experiences with family and friends.

Form 20-F | 2024	57

●	Shuffle – We have developed a technology platform for customer support agents (internal and external) that we call Shuffle. This platform provides agents with a robust interface that features a single go-to application for up-to-date information on the customer, interaction history, and insights into the likely problem the customer is encountering, which enables agents to address the issue quickly and efficiently. On the backend, Shuffle connects to our proprietary Intent Recognition and Job Distribution platforms, routing these inquiries to the team with the greatest level of expertise in this area, enabling them to tackle the next most important task in line. This ecosystem helps to maximize first contact resolution and minimize transfers and friction for the customer. Recently, we have also been implementing AI solutions as a Copilot feature in order to better support our agents with information to solve customers requests. As of December 31, 2024, we employed a dedicated team composed of product and design engineers to build and maintain technology tools for our agents.

Cybersecurity Efforts

Our security team monitors all employees and third parties who access our platforms and manages tight authentication controls and physical authorization technologies in all our operating environments. We also adopt safe coding and development best practices.

At the heart of this strategic imperative is our commitment to providing secure and protected products and services to our customers. We invest heavily in building internal capabilities to help ensure that our control systems meet the demands of our hyper-growth plan. We leverage our unique technology stack and engineering capabilities to continuously enhance our security layers. For instance:

Form 20-F | 2024	58

●	Code to Minimize Vulnerabilities – We utilize a less common code language, Clojure, which enables us to operate efficiently while minimizing our exposure to common cybersecurity vulnerabilities. We also have developed Clojure secure code analysis tools in-house. We have an internal program for updating outdated libraries and dependencies used in our environment, as well as software composition analysis tools that let us quickly identify vulnerable dependencies. We also update our code frequently, resulting in a constantly evolving environment, which we believe makes our code less vulnerable to being exploited. In the year ended December 31, 2024, we had an average of more than 1,000 code deployments per workday.
●	Continuous Security Testing – We believe in building confidence in our cybersecurity through practical, continuous and independent testing. We have a public, responsible disclosure program and private bug bounty program with Bugcrowd, an industry-leading external partner in crowdsourced security testing. We conduct frequent penetration tests with a variety of external security partners, as well as an internal highly-skilled offensive security team to further secure our critical internet-facing infrastructure and mobile applications. We also perform other types of security assessments such as adversarial simulation, red team missions, and purple team exercises in conjunction with our defense teams, in addition to continuous vulnerability scans and fixes within our infrastructure. We analyze our source code to identify and fix cybersecurity issues and develop secure training and guides for our engineers. Our Infosec team also creates specific best security practice guides for development teams.
●	In-Depth Vendor Security and Onboarding – We run in-depth security due diligence and continuously assess vendors and suppliers we bring onboard, to help ensure that our security standards are being met.
●	Specialized security teams – We understand the need for experts that have a deep technical understanding of a specific scope. That is why we have different teams focused on specific security areas: cloud security, blockchain security, application security, mobile security, AI security, and incident response, among other areas. This enables us to keep track of the latest cyber attacks and zero-days on the market, and to help us react to new developments before attackers can. We also have a red team specifically focused on simulating adversarial activity to replicate attacks seen in a security area. Lastly, we have an internal incident monitoring and response team focused on identifying anomalous behavior and reacting immediately against security threats.
●	Cybersecurity Intelligence – We have an in-house threat intelligence team working to track and disrupt cyber criminals before they can launch attacks on us and our customers. We complement this capability with threat intelligence partners who are embedded in the hacker community to identify indicators of risk.
●	Security, Privacy, and Data Protection - Security, Privacy, and Data Protection are non-negotiable for us. We work to safeguard information and assets from our customers, prospects, employees and partners. This effort is evident through our multifaceted approach to identifying and addressing vulnerabilities, including security testing by both our in-house team and a dedicated community of security researchers.

For more information on our cybersecurity risk management efforts, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity— Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Information Technology Risk” and “Item 16K. Cybersecurity—Cybersecurity Risk Management.”

Form 20-F | 2024	59

Our Marketing and Distribution

We believe we have created a virtuous cycle that leverages our high-quality products and services to delight customers, who may then refer us to their family, friends and peers. Over time, this strategy has enabled us to grow virally and acquire approximately 80-90% of our new customers organically each year since our inception, either through word-of-mouth or direct unpaid referrals, without the need for significant performance marketing expenses. This low-cost approach enables us to focus resources on improving the customer's experience, which further enhances the virtuous cycle of our member-get-member strategy.

We also employ various social and digital media initiatives to drive greater awareness and support across our ecosystem, foster the development of our online NuCommunity portal, and promote our member-get-member strategy. These include:

●	Proprietary Financial Education Content: We have a proprietary educational content platform that we believe is a differentiated and powerful tool to strengthen our brand, increase awareness, attract new customers, and improve engagement with existing customers. Our diverse content is distributed through multiple digital and social channels, including our blog, which has become a powerful search engine optimization benchmark in Brazil, covering more than 435,000 keywords, from smart use of our products to improving our customers' financial lives, to overall financial education. From January to December 2024, the blog amassed nearly 47 million unique visitors. Additionally, we distribute content through InvestNews, our proprietary content channel that offers daily coverage of news and educational content on economics, investments, finance and politics, which had 17.5 million unique visitors in 2024.
●	Social Media: Nu’s proprietary profiles on social media publish educational content on a daily basis, focusing on banking safety, financial security and general topics related to the financial markets. Across platforms, we published over 1,500 posts in 2024 that aimed to educate and guide our 15 million followers and other social media users to a less complex financial life.

Form 20-F | 2024	60

●	Influencers: In addition to the content published by Nu in its proprietary channels, in 2024 we also worked with 119 content creators to publish 780 posts with messages on how to make financial decisions less complex. The posts have reached over 139 million social media users (total reach), with an impressive 2.8% engagement rate and more than 3.9 million social media reactions (total engagement includes likes, shares, saves, comments).

Form 20-F | 2024	61

Nu Brazil Marketing

For Nu Brazil, 2024 was the year in which we consolidated our marketing strategy, officially launching Ultraviolet (our high-income brand) at scale, while strengthening Nu's brand connection with our core customers segment. Through a national, full-funnel media strategy, which spanned from open TV and out-of-home (OOH) all the way to digital, combined with high impact sponsorships, such as Brazil's number one news show, Jornal Nacional, we were able to accelerate funnel metrics as well as key brand attributes for both UV and Nu. We also successfully launched Nubank+, a subscription-based service aimed at those who want to get even more advantages from their relationship with Nu, with benefits such as cashback on purchases and access to streaming services, such as Max.

For Nu Brazil's Mass Market segment, our marketing strategy focused on two primary objectives: (1) reinforcing our brand's emotional connection with core customers by engaging in high-affinity domains, such as movies and highly-rated TV shows like House of the Dragon and Friends, and by leveraging key business milestones to emphasize customer centricity; and (2) continuing our strategy that was initiated in 2023 to highlight our product portfolio’s completeness and to support our cross-sell agenda, including by scaling our automated cross-sell efforts through Purple Loop, our proprietary infrastructure fueled by AI models. We also made significant strides with our CRM capabilities, which enabled us to accelerate product adoption across the board.

These marketing efforts resulted in a more than 10% increase in our already-high affinity score ("a brand for someone like me") among mass market customers during 2024, a 10% increase in our portfolio completeness perception among mass market customers, and a 22% increase in client preference compared to December 2023 - all measured by our internal brand health tracker (BHT). Nu concluded 2024 as the Brand Power leader among financial institutions in Brazil, with 12.1 points, 2.3 points ahead of the second-place brand, according to data from Brand Equity study, a proprietary Kantar methodology.

Form 20-F | 2024	62

In 2024, we officially launched Ultraviolet as a premium brand, targeting high-income customers in Brazil. We positioned it as a comprehensive tier that goes beyond a black card. The Ultraviolet brand experienced significant growth, increasing in awareness, consideration, and preference, among both clients and non-clients.

Regarding brand image, Ultraviolet improved across all dimensions and surpassed established competitors, with the most substantial gains in solidity, customer centricity, and affinity. Brand affinity increased by 11p.p. year-over-year and reflects how both clients and non-clients view Ultraviolet as a brand that resonates with them, driven largely by personalized experiences.

Several promotional initiatives contributed to enhancing brand affinity and establishing Ultraviolet as a sophisticated lifestyle brand: a beach club operating during Brazil’s summer; a collaboration with Disney on the animation film “It’s Not a Monster,” addressing financial awareness in a playful and entertaining way; and the Ultraviolet House, an exclusive space for relaxation and well-being, providing support for customers visiting Ibirapuera Park in São Paulo.

Form 20-F | 2024	63

In 2024, we executed several strategic initiatives to enhance the Ultraviolet brand ecosystem and perception of portfolio completeness:

●	Our year-long, targeted paid media campaigns reached 9.9 million clients and non-clients, capturing 99% of the high-income Brazilian audience, and effectively addressing all brand funnel stages: awareness, consideration, and conversion.
●	The launch of an influencer program and social media initiatives that significantly increased engagement and affinity among high-income audiences with 156 million impressions, 1.3 million followers, and 1.8 million total engagements in 2024.

Form 20-F | 2024	64

●	The introduction of more than 17 product launches and go-to-market strategies, strengthening our value proposition and boosting brand perception with a slogan that "UV offers all I need."
●	A focus on differentiating Ultraviolet in the travel sector with innovations such as a multicurrency account, complimentary international e-Sim, and an exclusive marketplace with special pricing on travel services.

Nu Mexico Marketing

In 2024, Nu Mexico doubled its customer base reaching over 10 million customers. Our marketing strategy assisted this growth through several initiatives, such as targeted campaigns and an optimized digital presence. Some of the highlights of 2024 include:

●	Brand & Product Health Trackers: Reached 84% awareness (an increase of 14p.p. year over year) and achieved 60% consideration (an increase of 16p.p. year over year). These results position us in third place in terms of brand consideration in the banking category (including both traditional banks and fintechs).

●	Campaign - "Welcome to the Nu Age” (Bienvenido a la Era Nu) launched with an organic approach focused on creating compelling content and experiences to generate traction, followed by the deployment of a targeted paid media campaign, generating positive results.

Form 20-F | 2024	65

●	The campaign “Feel the Nu Age” (Siente la era Nu) launched our second full funnel initiative of the year, only 3 months after our previous campaign.

Form 20-F | 2024	66

●	Launch of new products and features: We successfully launched more than six product features this year such as: remittances, locked deposits, bill payments and cash in, enhancing our portfolio value proposition and delivering greater customer value through direct communication to increase adoption.

Form 20-F | 2024	67

Nu Colombia Marketing

General Overview

For Nu Colombia, 2024 was the year in which we consolidated our marketing strategy, focusing our efforts on mass market and high income customers. Following the launch of Cuenta in June 2024, we initiated a national full-funnel media strategy reaching the broader Colombian population, targeting both our mass and affluent segments. With the launch of Nu Colombia's savings account in June 2024 as the second product of the portfolio, we were able to grow from 1 million to 2 million customers in less than 5 months. This positioned us as the 4th largest savings account provider for individuals in Colombia in December, 2024 in accordance with Superintendencia Financiera.

Our marketing strategy also included high impact sponsorships to accelerate funnel metrics as well as key brand attributes for Nu Colombia. We commenced a sponsorship program with the Colombian cycling team, aiming at reinforcing our brand's local connection with Colombians, which increased awareness by 12% year over year (Brand Health Tracker Q2’24 by Offerwise). Some of our achievements in 2024 include:

●	We ended the year with the highest brand health metrics in Nu Colombia's history: brand awareness among the total population increased by 14p.p. compared to 2023 (Brand Health Tracker Q2’24 by Offerwise).

●	We successfully launched our savings account campaign, achieving a product awareness increase of 26p.p. compared to the first half of 2024.

●	We became the 4th largest financial entity in terms of individual account deposits.

●	Our sponsored cycling team won two of the most important races in Colombia (Vuelta a Colombia and Tour Colombia), secured its first international victory at the Tour de Rio and finished the year ranked as the number 1 team in the country. We increased sponsorship awareness by 19 percentage points and became the number one top-of-mind brand in Colombia within less than a year of launching the program.

Results of Key Initiatives in 2024: To continue effectively positioning our brand in Colombia and deliver improvements in brand metrics, we focused on the following:

1)	1 Million Customers

In May 2024, Nu celebrated reaching 100 million customers globally and 1 million in Colombia with the "You at the Center of Everything" campaign. The campaign aimed to highlight the importance of customers in Nu's success and reinforce its position as a customer-centric financial institution

Key campaign activities included projecting customer faces and names on The Sphere in Las Vegas, amplifying visibility through various media channels, and engaging customers through offline events and social media.

The campaign achieved results in Colombia by reaching 15 million people within its target audience and attracting 441,000 new users to Nu's website. It achieved record levels of brand recognition at 67%, brand linkage at 74%, and brand recall at 55% (Brand Health Tracker Q2’24 by Offerwise), marking the highest in Nu's history in the region.

Form 20-F | 2024	68

2)	Cuenta launch

Nu Colombia's new savings account product was launched in June 2024 with a campaign titled “Dear Future” (Querido Futuro), which aimed to highlight the strong demand and anticipation for Nu's offerings and cement its position as a leading financial institution in Colombia.

Key campaign activities included reaching over 6 million people through organic content and collaborations with content creators, amplifying the announcement with over 120 press articles, achieving 100% positive favorability, launching a landing page that connected with more than 1.6 million people.

3)      Efecto Morado

In November 2024, we launched a campaign titled “the Purple Effect” (Effecto Morado) to emphasize why customers invite others to join Nu, highlighting attributes like safety, control, and exceptional customer service. While primarily a trust campaign, it also aimed to encourage word-of-mouth applications through social proof.

Key campaign activities included publishing a letter from Nu Colombia's general manager in major national newspapers to launch the campaign and amplifying the announcement with video and image messages through a national full-funnel media strategy, including open TV, radio, out-of-home (OOH) and digital media.

Form 20-F | 2024	69

The campaign achieved significant results with just the initial letter reaching over 500,000 people, achieving positive social media results. Overall, the campaign brought approximately 1.5 million new users to the website, and with the successful collaboration of Nu's Growth team. These results underscore the campaign’s effectiveness in building trust, expanding Nu's reach, and fostering customer acquisition.

Deep Dive on Our Industry Background and Market Opportunity

We estimate our total revenue potential opportunity in Latin America based on six key market components.

A.     Payments

Pix

Pix was officially launched by the Central Bank of Brazil in October 2020 to increase competition and market efficiency, reduce transaction costs, and democratize payments in Brazil by promoting financial inclusion. According to the Central Bank’s data, 163 million Brazilian users, or 77% of the population, have already made a Pix transaction and 156 million own an active Pix key as of December 2024. Nubank uses Pix as the default transfer method and maintains alternative existing methods only for exceptional cases. Up until September 2024, person-to-business Pix already accounted for 34% of the country's household consumption - 9 percentage points increase compared to 2023 - negatively affecting cash, boleto, and Doc/TED transactions mainly and debit cards to a lesser extent.

Total Pix transaction volumes reached US$4.9 trillion in 2024, a 54% FX-neutral increase over 2023. During this time, our market share reached close to 20% in transfers originations and we believe we are the market leader in terms of the number of registered and active Pix keys in Brazil. To enable alternative forms of transfers, Nubank introduced Pix Financing, allowing users to make transfers backed by the customer's credit card limit.

Cards

In Brazil, credit cards are a widely used payment method that represents close to 40% of household consumption according to ABECS, partly due to a distinct market characteristic that allows individuals to make purchases and pay them off in multiple installments free of interest charges (Parcelado Sem Juros). The product has supported financial inclusion and was a major driver of Brazil's impressive surge of its banked population in the last years. The share of active card holders now exceeds 50% of the population aged 14 and above, according to BCB, IBGE and internal analyses. Nubank has played a key role in this disruption by providing first-time access to millions of individuals, reaching more than 60 million unique credit card customers in December 2024 (34% of the population aged 14 years old and above). While credit card financing is used significantly less in Brazil compared to other markets, recent innovations by Nubank and peers - such as enabling installment plans for past purchases, Pix financing, and other features - have contributed to growth in this segment. In 2024, total market credit card purchase volume reached US$512 billion in 2024, growing 15% year over year on a FX-neutral basis, according to ABECS, an increase from the 12% observed in 2023. This growth was driven primarily by the resumption of underwriting activity industry-wide following a period of elevated non-performing loans. Debit and prepaid cards purchase volumes reached US$257 billion in 2024, expanding 4% over 2023. In 2024, Nubank reached a market share of 15% in total card transaction volumes, according to ABECS.

Form 20-F | 2024	70

We see Mexico as a market with a large opportunity to democratize access to this product, primarily through gains over cash transactions and other means. Only 11% of the adult Mexican population owned a credit card at a bank, according to INEGI, as of December 2021. Since then, the number of credit cards issued by banks rose more than 30% and competition from fintechs has grown considerably in the last years, many of which operate as Sociedades Financieras Populares (Sofipos), such as Nubank currently does. Nevertheless, the market is still dominated by incumbent banks, with the five largest players holding close to 70% of the credit card industry's portfolio. In 2024, Nubank reached 5.6 million credit card customers, growing 70% over 2023 and contributing to increasing the product's penetration in Mexico, as 50% of these customers reported having no credit card before using Nu. As a result, our market share in terms of purchase volume surpassed 5% according to Banxico statistics.

In Colombia, credit cards are similarly less present among consumers with a penetration rate of approximately 22% in 2023, according to the SFC. This industry is also highly concentrated among several incumbent banks: 75% of the product's outstanding balance and 77% of the credit card purchase volume was held by the five largest institutions. In this context, Nubank expanded its customer base from close to 800,000 customers in December 2023 to more than 1.2 million customers in December 2024, leading to consistent market share growth.

B.               Retail Credit for Individuals

Retail credit in Latin America is highly underpenetrated relative to developed economies, representing a strong growth opportunity. According to the latest BIS Total Credit to Households database from June 2024, the average household debt-to-GDP ratio in our markets ranged between 16% and 34%, compared to 47% for a group of 10 relevant emerging economies, 55% of the Euro Area, and 71% of other 15 developed economies.

Form 20-F | 2024	71

Household Credit (% of GDP)

Retail Credit Portfolio by Product (US$ billion)¹
Credit Product	2024 average			2023 average			YoY Growth (% FXN)
	Brazil	Mexico	Colombia	Brazil	Mexico	Colombia	Brazil	Mexico	Colombia
Mortgage	205	76	24	198	72	20	12%	8%	12%
Payroll	122	21	18	123	20	17	8%	10%	2%
Auto	59	15	5	54	10	5	18%	50%	1%
Personal Loan	56	13	15	52	12	17	16%	14%	(15)%
Credit Card[2]	104	32	9	101	29	9	10%	14%	(1)%
Other	145	5	2	141	4	2	12%	19%	6%
Total	691	162	73	669	147	70	12%	13%	0%

Note 1: Exchange rates: BRL 5.00, MXN 17.74, and COP 4,310.48 are equivalent to USD 1.00 for 2023 data; and BRL 5.39, MXN 18.33, and COP 4,074.25 to USD 1.00 for 2024 data, respectively for BCB, Banxico (November 2023 data) and SFC (November 2024 data) information. FXN refers to the year-on-year variation in local currency as described in Presentation of Financial and Other Information.

Note 2: Includes installment financing and revolving balances.

According to the BCB, Banxico and the SFC, the average outstanding loans to customers reached US$691 billion in Brazil, US$162 billion in Mexico and US$73 billion in Colombia in 2024. The composition of these balances varies somewhat among these markets. While mortgage is the largest product in these geographies, the share of credit cards stood at 13% for Colombia, 15% for Brazil, and 20% for Mexico. Non-payroll personal loans have a smaller portfolio share in Brazil and Mexico (8% in each) and a higher share in Colombia (21%), while payroll loans accounted for 13% of the consumer credit portfolio in Mexico, 18% in Brazil and 25% in Colombia. Auto financing loans contributed 7% of this total in Colombia and 9% in Brazil and Mexico. Finally, other loan types had a low share of the total in Mexico and Colombia (3% each) but reached 21% in Brazil, including products such as rural loans, overdraft loans, renegotiations, leasing, and microcredit, among others.

Form 20-F | 2024	72

Payroll Loans

Payroll loans are Brazil's second largest loan product in terms of credit portfolio (US$ 122 billion), targeting a wide range of customers, such as public and formal private company workers, retirees and pensioners. Payroll loans are usually lower risk credit lines with attractive prices and relatively long tenures, partly distributed by third-party intermediaries in exchange for commissions. In 2023 there was a greater emphasis on the regulatory agenda, under which the National Social Security Council (CNPS) established an interest rate cap on payroll loans distributed to retirees and pensioners (INSS payroll loans), defining the SELIC rate as its benchmark index. We launched payroll loans in April 2023 and believe our business model for payroll loans positions Nubank with competitive advantages that enable us to keep scaling in this market: (i) lower interest rates compared to competitors due to cost efficiency as we do not use intermediaries to distribute our product. According to the Central Bank of Brazil's interest rates statistics report released in December 2024, Nubank already had one of the lowest interest rates for payroll loans. Additionally, we believe Nubank offers a better customer experience: the journey to acquire the product is completely digital, enabling customers to complete the transaction without exposing their financial situation, and cash disbursement occurs significantly faster—often within minutes.

Personal Loans

In Brazil, personal non-payroll personal loans include unsecured and secured lines of credit, including the products offered by Nubank described below:

Unsecured Personal Loans

Unsecured personal loans constitute the largest revenue pool of loans to consumers in Brazil, according to our estimates (US$26 billion, representing 38% of total consumer credit revenue). New loan originations accelerated to a 32% FX-neutral growth over 2023. Nubank was one of the main drivers with a 24% market share in the year, resulting in a 10% share of the product's outstanding balance in December 2024, according to BCB data.

Our personal unsecured loans are easy to manage and are 100% digital for our credit card and digital account customers. Our customers are in control from the pre-loan simulation through loan management. Features and benefits include: 100% digital, real-time underwriting, money instantly deposited to the customer’s NuAccount; transparent loan terms, supported by easy in-app simulation of different loan conditions; simple loan management in the mobile app puts the customer in control of installments and principal payments; and self-service installment anticipation, with discounts, and renegotiation in the mobile app.

FGTS-backed Loans

The Brazilian FGTS (Fundo de Garantia do Tempo de Serviço) is a mandatory savings fund in which formal employees and employers contribute a percentage of the employee's salary each month. Its main purpose is to provide financial security to workers, and the funds deposited into the FGTS are not directly accessible by the employee during their employment but can be withdrawn under specific circumstances, such as: purchasing a home; retirement; and difficult situations, which may occur with dismissal without just cause or in the event of serious illnesses. The FGTS “anniversary withdrawal” was created in 2019 and provides the option to access a fraction of these resources annually. With that, a new secured personal loan product was launched in April 2020 using the FGTS anniversary withdrawal as collateral, providing an attractive product in terms of price. This collateralized personal loan product became widely adopted and now represents over 30% of the personal non-payroll loans category, with an outstanding balance of more than US$16 billion as of December 2023, according to publicly available data published by the FGTS. Nubank launched the FGTS-backed loan in September 2023, and it represented more than 10% of our new consumer loan originations in 2024.

Form 20-F | 2024	73

Investment-backed Personal Loans

Investment-backed loans gained popularity as digital and incumbent institutions introduced them as a new personal loan product in the context of a low SELIC rate environment in recent years. Although there are no consolidated industry figures available on the product, we estimate that it expanded sharply from 2020 until 2023 and moderated somewhat in 2024. We estimate that it may have reached close to 10% of total personal non-payroll loans in Brazil. Nubank launched this product in June 2023 and it represented less than 5% of our new consumer loan originations in 2024.

Credit Card Financing and Revolving

The Brazil's banking industry total credit card interest earning portfolio totaled US$25 billion on average in 2024, or 24% of the total outstanding credit card receivables, while the remaining 76% are defined as transaction balances - referring to upfront credit card purchases and Parcelado sem Juros, or “PSJ”, transactions (i.e. installment purchases that do not bear interest charges and that amount to almost half of purchase volumes, usually in up to 12 installments).

During 2023, discussions among credit card industry stakeholders were held regarding a potential cap on revolving interest rates required by the government due to the relatively high level of interest rates on the product, driven primarily by the large number of PSJs in the industry and their impact on household debt levels and default rates. The CMN (Conselho Monetário Nacional) limited revolving interest balances equivalent to a maximum of 100% of the customer's principal outstanding revolving loan, starting in January 2024. Nubank expanded its credit offering to consumers and small businesses through our Pix and bill financing products.

Credit underwriting

Incumbent banks in Latin America have traditionally focused on the most affluent segments of the population. Operating under a higher cost-to-serve model than digital banks and relying on legacy underwriting frameworks, incumbents have struggled to effectively serve customers from the less affluent segments. We believe this represents a significant opportunity to continue advancing financial inclusion in the region.

Additionally, we have made considerable progress in launching products and features on our app to expand offerings to higher-income segments, and have a clear and well-defined development pipeline for the coming years, seeking to address the needs of all customer segments in Latin America.

Form 20-F | 2024	74

When analyzing the distribution of retail loan balances by income brackets relative to the number of households in each bracket in Brazil, we observe that retail credit remains concentrated among high-income individuals who according to our internal estimates, concentrate for close to 32% of the industry's revenue while representing less than 3% of the adult population.

Brazil Retail Credit Portfolio by Consumer's Income Segment
	<1x Minimum Wage	1–2x Minimum Wage	2–3x Minimum Wage	3–5x Minimum Wage	5–10x Minimum Wage	>10x Minimum Wage
Monthly Income (US$)¹	<259	259 – 518	518 – 777	777 – 1,295	1,295 – 2,591	>2,591
2024 average Credit Balance (US$ billion)[2]	47	91	63	86	105	230
2024 average Credit Balance (% share)	7%	13%	9%	13%	15%	33%

Note 1: Exchange rate: BRL 5.39 to USD 1.00 for 2024 data; Source: BCB.

Note 2: Credit Balance includes credit card balances, personal loans, payroll loans, auto loans, home mortgages, and others. The BCB reported US$69 billion outstanding credit balance with no available information on the consumer's income levels, accounting for 10% of the total credit.

1 Credit Balance includes credit card balances, personal loans, payroll loans, auto loans, home mortgages, and others. The BCB reported US$69 billion outstanding credit with not available information on customer income levels, accounting for 10% of the total credit.

We use an internally developed credit engine, called NuX, leveraging proprietary and alternative data sources to effectively underwrite and monitor our credit products. Our NuX Credit Engine, supported by a dedicated team, is self-learning and benefits from increasing scale as we test, monitor and enhance our credit algorithms. We acquire, store and analyze an enormous amount of data that we use for our decision-making processes, to reduce risk and to enhance the customer experience.

We typically collect more than 30,000 data points per monthly active customer, which we use to better understand their behavior, risks and financial needs, enabling us to deliver personalized credit strategies and offer the best product for each customer´s specific financial situation.

By using our unique data and advanced NuXCredit Engine, we underwrite customers and manage credit risk with a focus on optimizing long-term Net Present Value (NPV), rather than focusing on short-term Non-performing Loans (NPLs). This allows us to pursue sustainable and resilient growth while complying with Nu's risk appetite. Our 90-day consumer finance delinquency rate (NPL ratio), as of December 2024, was 7.0%. This indicator may not be directly comparable to market figures as the customer and product mix vary significantly among institutions.

In our operations in Mexico and Colombia, we expect, based on internal estimates, that delinquency levels may be higher than in Brazil due to a higher share of the interest earning portfolio relative to the total outstanding credit card portfolio, along with each market’s unique characteristics and overall credit penetration.

Form 20-F | 2024	75

In Mexico, our non-performing loan share of our loan book is similar to levels seen among Sociedades Financieras Populares (Sofipos), including Fintech players whose metrics are structurally higher than reported by incumbents, according to CNBV data and our internal analysis. We believe that low credit card adoption rates and a relatively high unbanked population in the country are partly responsible for this discrepancy, and we expect the gap to narrow as financial inclusion rises.

In Colombia, where financial inclusion is comparatively higher than in Mexico, and based on data available for a limited number of digital subsidiaries of incumbent players serving primarily less affluent segments, our overall credit risk levels are close to the market average for such comparable players.

C.               Credit to SMEs

According to the BCB, the country’s credit portfolios related to SME’s and MEI’s (individual microentrepreneur) averaged US$206 billion during the period between January and November 2024, growing 6% on a FX-neutral basis over 2023. This is a market that has been gaining attention in recent years, as it has historically received less focus than the Corporate sector and typically lacks the same level of service customization offered to the retail sector. Nubank has been carefully developing solutions especially for MEIs, Micro and Small companies as this market evolves.

Brazil MSME Credit Portfolio by Company Size (US$ billion)
Company Size	2023 average	2024 average	YoY Growth (% FXN)
Micro or "Microempresa (ME)"	17	16	3%
Small or “Empresa de Pequeno Porte (EPP)”	70	66	2%
Medium or “Empresa de Médio Porte”	115	115	8%
Total MSME and MEI	210	206	6%

Notes: Exchange rates: BRL 5.00 is equivalent to USD 1.00 for 2023 data; and BRL 5.39 to USD 1.00 for 2024 data, respectively. FXN refers to the year-on-year variation in local currency as described in Presentation of Financial and Other Information. Source: BCB (November 2024 data).

According to SEBRAE, there were 19.7 million SMEs in Brazil, defined as companies with less than US$889,878 in annual revenue, as of 2024. Within this total, microenterprises accounted for 11.7 million businesses, in which the individual entrepreneur has no more than one employee and annual revenue does not exceed US$15,017.

The activities of MEIs are broadly diversified, but for the most part these micro entrepreneurs are active in retail commerce (i.e., apparel, food and other products) and retail services (i.e., repair services and others). As such, they seek banking services that are simple, transparent and fairly priced to meet the day-to-day needs of their businesses.

Form 20-F | 2024	76

Our business account is designed specifically for customers who run businesses. We provide a business checking account and business prepaid card, offer unlimited wire transfers and allow customers to issue boletos to receive payments from customers, all free of charge. As of December 2024, our PJ account in Brazil had 4.7 million SME customers, an increase of 31% compared to December 2023. According to our internal analysis, we are among the five largest MSE (Micro and Small Enterprises) players in Brazil by number of clients, reaching approximately 24% of all CNPJs registered in the country, according to BCB data.

D.	Customer Assets

Account

As of December 31, 2024, the number of unique customers with accounts in Brazil reached more than 199 million, an increase of 2.9% compared to 194 million as of December 31, 2023. More than 47% of these individuals had an active account with us as of December 31, 2024, compared to 42% on December 31, 2023. This performance confirms the strong presence of the NuAccount (and our brand) in Brazil.

We estimate that, as of December 31, 2024, Brazil had US$387 billion in customer deposits, including demand, time and savings deposits, a 12% FX-neutral increase compared to US$374 billion as of December 31, 2023. Time deposits grew 19%, demand deposits grew 15% and savings grew 5%, compared to December 31, 2023, according to the ANBIMA, the BCB, and internal analyses.

With Cuenta Nu in Mexico, which reached 1 million customers within one month of its official launch in May 2023, and more than 8 million as of December 2024, Nubank seeks to contribute to financial inclusion in Latin America's second largest market. Mexico remains significantly underpenetrated in terms of financial services and cash remains by far the most used payment method with a 38% share, as per Worldpay's “The 2024 Global Payments Report”. Our long-term strategy is to drive a shift from cash to digital payments. To accelerate this transition, our core value proposition is to offer new customers attractive deposit yields. Our alliances with Arcus, by Mastercard, which began on March 12, 2024, and OXXO, which began on January 13, 2025, represent significant progress in expanding our cash-in and cash-out network, which reached over 30,000 physical contact points in January, 2025. This trend is further reinforced by increased competition from fintech players introducing new products, including no-fee services, attractive deposit yields, alternative transaction and savings options, more cash-in and cash-out functionalities, among others.

In Colombia, as of 2023, almost 81% of the adult population held a savings account according to the SFC's Financial Inclusion Report. As seen in Brazil and in Mexico, Nubank and other fintech players are offering attractive yields on savings account deposits to accelerate customer base growth and cross-sell attractive complementary financial services over time. After launching Cuenta Nu in early 2024, we reached almost 2 million account holders in Colombia within one year, as of December 31, 2024.

Investments

Brazil had almost 98 million active securities accounts on December 31, 2024, up 22% from 80.4 million on December 31, 2023, and 80.4 million savings accounts in the same period, up 2% year over year according to ANBIMA. Financial assets of Brazilian retail investors, which excludes the private segment, reached US$961 billion as of December 31, 2024, a 12% FX-neutral increase over 2023 according to the BCB, ANBIMA, and our internal analyses. This total includes customer deposits, funds, equities, fixed income and pension funds. Fixed income remains the largest product, representing 35% of that total, followed by pension funds, savings deposits and investment funds (each holding a 19% share), while equities accounted for 4% of the total, same as other general investment categories. Growth of total retail assets was driven primarily by fixed income, with a 16% rise over 2023, reflecting the elevated policy rate outlook in Brazil. Despite this restrictive monetary policy environment, other retail investments also posted nominal FX-neutral gains of 9% in the year, with investment funds expanding 18% and pension funds increasing close to 11%, outperforming the 10% decline in equity investments.

Form 20-F | 2024	77

With regard to individual deposits and retail investor assets in Brazil, our estimated market share was 3.3% on December 31, 2024, compared to 3.0% market share on December 31, 2023.

E.	Insurance Brokerage

In our view, the retail insurance brokerage segment in Latin America has been largely dominated by incumbent banks, many of which also own the underwriting business and therefore favor their own products. We believe this segment is also prone to disruption and is likely to experience strong growth.

The Brazilian insurance sector recorded gross written premiums (GWP) across all segments totaling US$73 billion in 2024 according to CNSEG data, and US$25 billion from life insurance, auto, health and other property & casualty products. Despite its size, Brazil remains fairly underpenetrated relative to other developing and developed economies, in both the life and property & casualty segments. Nu is initially focused on market segments characterized by policies sold directly to individuals, representing 60% to 70% of the total GWP, according to Susep and internal estimates.

In our view, life insurance distribution to individuals in Brazil remains primarily through the bancassurance channel, while P&C insurance distribution remains concentrated in the broker channel.

We believe that complexity, lack of transparency and high premiums, largely a result of inefficient underwriting, continue to prevent many Latin Americans from purchasing more insurance products. Our first insurance product, NuLife, launched in August 2020 (in partnership with Chubb as underwriter), highlights the significant unmet demand for insurance products. NuLife offers flexible, fully customizable life insurance policies that can be contracted in five simple steps through our app. We launched mobile insurance in 2022, and auto and "Vidas Juntas" insurance – life insurance for non-consanguineum and non-marital relationships – products in 2023. Our most recent products also are characterized by fully customizable quotes and seamless digital onboarding through Nu’s app. As of December 2024, we had more than two million active policies across all insurance categories, representing an annual growth rate of 60%. Over time, we plan to broaden our insurance offering to include additional life and P&C products.

F.	E-Commerce Marketplaces

Brazilian e-commerce reached a gross merchandise volume (GMV) of almost US$38 billion in 2024, according to the Brazilian Association of E-Commerce (ABCOMM).

In 2024, we continued to grow our GMV and expanded our Marketplace to include a broader range of products, enabling Nubank customers to access more compelling offers and further improving the user experience. We launched our UV-exclusive travel experience, allowing customers to book flights and hotels directly within our app through our partnership with Hopper. In September 2024, we unveiled our partnership with the Apple store, offering exclusive deals for Nubank+ and UV customers, combined with special financing conditions through NuPay making iPhones financially accessible to many of our customers for the first time. We also introduced significant enhancements to the user experience, including new features such as merchant-funded coupons, increased personalization, and an expanded product offering - all accessible directly within the app.

Form 20-F | 2024	78

Revenue by Geography

For the year ended December 31, 2024, the majority of our revenue was derived from Brazil, totaling US$8,409.9 million, compared to US$523.1 million in Mexico and US$111.8 million in Colombia (and increase from US$2,681.2, US$168,2 million and US$36,4 million, respectively, for in the year ended December 31, 2023).

Customer Demographics

We believe our platform both supports customers across the age spectrum and has a particularly strong appeal to younger generations. We believe we serve a larger share of younger consumers than both digital banks and incumbent banks. Our young and expanding customer base represents a significant opportunity for growth. As of December 31, 2024, our customer base in Brazil had a significantly higher concentration of younger users compared to the system-wide average. As a result, our credit exposure also reflected this demographic skew, according to BCB data from March and December 31, 2023.

Our Competitive Landscape

We believe we are redefining how consumers engage with financial products and services and contributing to market expansion. At the same time, we continue to face competition from other firms, including large incumbent financial institutions, major technology companies, and smaller emerging fintech entrants.

We believe the key competitive factors in our market include:

●	our deeply embedded culture of customer-centricity;
●	product quality, features and functionality;
●	operating leverage and efficiency;
●	access to top-tier engineering, data science and product talent;
●	brand recognition and affinity;
●	security, privacy and trust;
●	a scalable product and technology platform; and
●	regulatory licenses.

Form 20-F | 2024	79

We believe our ability to innovate at speed is a key differentiator that sets our platform apart. We believe we compete favorably across these critical dimensions and have developed a business model that is difficult to replicate.

Our Road Ahead

Nu remains in the early stages of leading a significant transformation in financial services in Latin America and globally. Despite our remarkable growth trajectory, we currently capture only a fraction of financial services revenue worldwide, highlighting the vast opportunity still ahead.

As we look forward, Nu continues to prioritize responsible and ambitious growth over short-term earnings gains. We outline our path forward presenting the ‘Three-Act Story.’

Act 1: Building the Largest and Most Loved Retail Banking Franchise in Latin America. This is our current focus, with most resources dedicated here. Even achieving significant scale, our market share is still under 6% in revenue terms. We will continue to nurture customer love, scale our credit operations, and increase principality in Brazil, Mexico and Colombia, all while providing a seamless, fast, and reliable app experience.

Act 2: Expand Beyond Financial Services. We began this journey with marketplace, travel, and, more recently, telecom. With a large and highly engaged customer base, one of the most loved and trusted brands in Brazil, and strong data and cross-sell capabilities, we believe we have earned the right to expand beyond traditional financial services. Our goal is to create an ecosystem that broadens our addressable market and empowers customers to optimize their spending, setting the stage for new verticals.

Act 3: A Global AI-Driven Digital Banking Model. This represents our long-term vision to evolve our regional digital banking platform into a global model, leveraging AI to offer financial products and services to millions that were once limited to a select few. In 2025, we will take crucial steps to realize this vision by setting the foundations to support global-scale products and services.

Recent Developments

Tyme Investments

On December 12, 2024 Nu made a minority investment in Tyme Group Pte Ltd. ("Tyme") acting as lead investor in its series D funding round. Tyme operates under a hybrid model that combines a customer-centric digital platform with physical experiences, delivered in partnership with nationwide retailers through digital kiosks and bank ambassadors. Tyme specializes in emerging markets, including South Africa and the Philippines. For additional details, refer to note 18 of our financial statements.

Nucoin

In September 2024, we announced the strategic repositioning of Nucoin as part of a new loyalty program under development for Nubank customers. This transition led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoin. As a result, we recorded a US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoin within the new loyalty program, as well as US$8 million attributable to the impairment expenses of certain capitalized intangible assets associated with the liquidity pool feature.

Form 20-F | 2024	80

United States International Development Finance, or “DFC”, facility

On September 27, 2024, our Colombian subsidiary signed an agreement of a 3-year credit facility of up to US$ 150.0 million with DFC (United States International Development Finance), guaranteed by Nu Holdings. The facility aims to support the growth of our operations in Colombia. For more details about the transaction, please refer to “item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources - Borrowings and financing”.

Regulatory Overview

Brazil

Our Regulatory Position

Four of our subsidiaries in Brazil, Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos,” Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, or “Nu Financeira,” NuPay for Business Instituição de Pagamento Ltda, or “NuPay”, and Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários or “Nu Investimentos,” are subject to regulation enacted by the Central Bank of Brazil (BCB), the Brazilian Securities and Exchange Commission (CVM) and/or the National Monetary Council (CMN), as applicable and have received the required authorizations to operate, as follows:

●	Nu Pagamentos is authorized by the BCB to operate as a payment institution in the capacities of (1) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago), (2) issuer of electronic currency (emissor de moeda eletrônica), (3) acquirer (credenciador) and (4) payment initiation service provider (iniciador de transação de pagamento);
●	Nu Financeira is authorized by the BCB to operate as a credit, financing and investment entity (sociedade de crédito, financiamento e investimento), conducting active, passive and ancillary transactions related to credit, financing and investment portfolios;
●	NuPay is authorized by the BCB to operate as a payment institution in the capacity of issuer of electronic currency (emissor de moeda eletrônica);
●	Nu Investimentos is authorized (1) by the BCB to operate as a securities broker (corretora de títulos e valores mobiliários, or “CTVM”), performing the activities provided in CMN Resolution No. 5.008, of March 24, 2022, as amended, or Resolution No. 5.008/22 and (2) by CVM to (i) provide investments fund bookkeeping services (ii) offer securities custody services and (iii) coordinate securities offerings. In addition, Nu Asset Management Ltda., (Nu Asset Management) a wholly owned subsidiary of Nu Investimentos, is authorized by the CVM to provide securities portfolio management services.

Form 20-F | 2024	81

One of our subsidiaries, Nu Corretora de Seguros Ltda., or “Nu Corretora de Seguros” is regulated by Superintendence of Private Insurance (SUSEP) and is authorised to operate as an insurance brokerage firm under applicable Brazilian regulations.

None of our Brazilian subsidiaries are licensed to operate as a bank.

Regulatory Environment in Brazil

Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to payment institutions (such as Nu Pagamentos and Nu Pay), financial institutions (Nu Financeira), securities and brokers (Nu Investimentos), securities portfolio manager (Nu Asset Management) and insurance brokers (Nu Corretora de Seguros).

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

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, exclusively or otherwise, to the execution of fund transfers, among other related activities, as described in the Payments Law.

Specifically, under the Brazilian payment regulations, payment institutions are categorized into one of the following four categories:

●	Issuers of electronic currency (prepaid payment instruments): these institutions manage prepaid payment accounts, enable payment transactions using electronic currency stored in such prepaid payment accounts, and convert those funds into physical or book-entry currency, or vice versa.
●	Issuers of post-paid payment instruments (e.g., credit cards): these institutions manage payment accounts that enable end-users to make payments on a post-paid basis.
●	Acquirers: these institutions do not manage payment accounts, but (i) enable merchants to accept payment instruments issued by a payment institution or by a financial institution within the same payment scheme; and (ii) participate in the settlement process as creditor of the issuer of the payment instrument.

Form 20-F | 2024	82

●	Payment initiation service providers (PISP): these payment institutions render initial payment services whereby they do not (1) manage the payment or checking account from which the payment is executed; nor (2) hold the transferred funds during the rendering of their services.

Payment institutions that operate in Brazil must comply with several legal and regulatory requirements set forth by CMN and the Central Bank of Brazil, as applicable, which may vary according to certain features of their specific business models and to thresholds defined by the regulation, such as the volume of payment transactions processed and/or the amount of funds held in prepaid payment accounts during the previous twelve months.

Therefore, certain payment institutions may not be subject to the full legal and regulatory framework applicable to the payment industry in Brazil such as the ones that only participate in limited-purpose payment schemes or provide services in the scope of programs set up by governmental authorities aimed at granting benefits to individuals due to employment relationships.

CMN and Central Bank of Brazil regulations applicable to payment institutions cover a wide variety of matters, including, but not limited to risk management, governance, anti-money laundering and combating the financing of terrorism, cybersecurity, secrecy, ombudsman, internal audit, reporting obligations and governance. In addition, payment institutions must seek approval from the Central Bank of Brazil when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post- paid instruments and used for carrying out each payment transaction. Current regulations classify payment accounts as follows:

●	Prepaid payment accounts: the intended payment transaction is executed only when the funds have already been deposited into the payment account; and
●	Post-paid payment accounts: the intended payment transaction is executed regardless of whether funds are deposited into the payment account.

To provide protection from bankruptcy, the Payments Law requires payment institutions that issue electronic currency to segregate prepaid payment account funds from their own assets. These institutions must hold the total balance of prepaid funds in certain specified instruments: either (1) a non-interest-bearing account with the Central Bank of Brazil; or (2) in federal government bonds registered with the SELIC.

Since July 1, 2023, payment institutions have also been permitted to operate in the foreign exchange market, provided they comply with certain restrictions such as operating only with electronic currency and adhering to operational thresholds set forth by the Central Bank of Brazil Resolution No. 277/22, and subject to prior authorization.

Form 20-F | 2024	83

Payment Schemes

According to the Payments Law, a payment scheme, for regulatory purposes in Brazil, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end-users (i.e., payers and receivers). In addition, such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. The regulations applicable to payment schemes depend on certain features, such as the volume of users and the amount of transactions processed therein:

●	Payment schemes that exceed certain thresholds are considered part of SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain a license to operate by the Central Bank of Brazil.
●	Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Central Bank of Brazil, although they are required to report certain operational information to the Central Bank of Brazil on an annual basis.
●	Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Central Bank of Brazil. Limited-purpose payment schemes are, for instance, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; or (iii) accepted exclusively within a closed-loop payment scheme and for the payment of one type of product or service, of a restricted set of products or services related with a specific activity or market.
●	Depending on the type of payment instrument, the payment scheme will not be considered part of the SPB as well. This is the case of payments of employment benefits and meal or food vouchers.
●	Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank of Brazil. This applies, for example, to payment schemes established by governmental authorities, specific financial institutions, or authorized payment institutions, as well as those aimed at granting benefits to individuals due to employment relationships.

Form 20-F | 2024	84

Payment Scheme Settler

A payment scheme is established and operated by a payment scheme settler, which is the legal entity responsible for its authorization and function. Under Brazilian regulations, payment scheme settlers, accountable for managing the rules, procedures and brand usage associated with a payment scheme. Central Bank of Brazil regulations require that payment scheme settlers must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also maintain clear and effective corporate governance mechanisms suited to the needs of both payment institutions and end users of payment schemes.

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

Brazil´s financial and capital markets regulatory framework is further supplemented by the regulations enacted by CMN, CVM and/or the Central Bank of Brazil, as applicable. This framework also incorporates self-regulation policies, including rules enacted by various associations, over-the-counter organized markets and securities exchanges that govern the activities of their members and participants, such as B3, ANBIMA, and the Brazilian Association of Investment Analysts (APIMEC).

The incorporation and operation of financial institutions and other regulated entities that intend to operate in the Brazilian financial and/or capital markets are subject to prior licensing, regulation and oversight from the Central Bank of Brazil. Other corporate events such as capital increases, appointment of officers, changes in corporate control, among others, may also be subject to prior authorization. Financial institutions in Brazil may operate as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, real estate credit companies, mortgage companies, among others. Each is regulated by specific rules issued by the CMN, the Central Bank of Brazil, and, if such financial institutions participate in capital markets activities, the CVM. Likewise, stock exchanges must comply with CMN, Central Bank of Brazil, and CVM regulations, as well in accordance with Law No. 4,728/65.

Pursuant to Banking Law, CMN Resolution No. 4,970 of November 25, 2021, as amended, or “CMN Resolution No. 4,970,” financial institutions must seek approval from the Central Bank of Brazil, and, in certain cases, from the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). Moreover, under Law No. 4,728/65, managers of securities brokerage firms are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities whose securities are traded on the stock exchange. These managers are also barred from holding managerial positions at other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009 of March, 24, 2022.

Form 20-F | 2024	85

In addition, the Banking Law imposes restrictions on loans and cash advances from financial institutions to their managers (officers, directors, and members of advisory boards, as well as their relatives). These restrictions are governed by CMN Resolution No. 4,693 of October 29, 2018.

Credit, Financing and Investment Institutions (Consumer Credit Companies)

Credit, financing and investment institutions (sociedades de crédito, financiamento e investimento), such as Nu Financeira, also referred to as “financeiras” or “SCFI”, are financial institutions that are part of the national financial system and subject to regulation and oversight by the CMN and the Central Bank of Brazil. These entities were established under Ordinance No. 309 of the Ministry of Finance, dated November 30, 1959, and operate as private financial institutions whose basic objective is to carry out financing for the acquisition of goods and services, as well as for working capital. Consumer credit companies must be incorporated as corporations (sociedade por ações) and their corporate name must include the designation “Crédito, Financiamento e Investimento” (credit, financing and investment).

SCFIs are not allowed to offer deposit accounts. However, such institutions can raise funds through the issuance of bank deposit certificates, or CDBs (Certificado de Depósito Bancário) or by accepting deposits without issuance of certificates, known as RDB (Recibo de Depósito Bancário), among other instruments. Both CDB and RDB are fixed income securities subject to the ordinary guarantee from the FGC (Fundo Garantidor de Crédito, the Brazilian credit guarantee fund). The key distinction between them lies in the fact that the RDB is non-transferable and non-tradable. Many credit, financing and investment institutions operate as the financial arm of non-banking economic groups. In our case, Nu Financeira provides revolving credit and transactional financing to our credit card holders, offers personal loans and issues instruments such as RDB to support the funding of our operation.

Securities Brokerage and Distribution Firms

Securities trading in stock exchange markets shall be carried out exclusively by DTVMs, CTVMs (such as Nu Investimentos) and certain other authorized institutions. Securities distributors (distribuidoras de títulos e valores mobiliários) and securities brokers (corretoras de títulos e valores mobiliários) are regulated by Resolution No. 5,008/22. Pursuant to joint decision No. 17, of March 2, 2009, issued by the Central Bank of Brazil and the CVM, distributors were authorised to operate directly within the environments and trading systems of organized stock exchange markets. This effectively eliminated the operational distinctions between securities brokers and distributors, and such institutions are today allowed to perform practically the same operations.

In this regard, Resolution No. 5,008/22 allows brokerage firms to participate, among others, in the following activities: (1) trading in stock exchanges; (2) managing investment portfolios; (3) providing custody services; and (4) issuing electronic currency and managing pre-paid payment accounts. In addition to Resolution No. 5,008/22, which repealed Resolution No. 4,871, brokerage firms are subject to oversight by the CVM.

Under the rules set forth by the Central Bank of Brazil, brokerage firms (such as Nu Investimentos) are prohibited from executing transactions that may result in loans, facilities or cash advances to customers, including through synthetic transactions (such as an assignment of rights), with the exception of margin transactions and other limited transactions.

Form 20-F | 2024	86

Moreover, brokerage firms can neither charge commissions in connection with trades during primary distribution, nor purchase real estate, except for their own use or when acquired as settlement for “bad debts”, provided such assets are sold within a year.

Third-Party Asset Management

Nu Asset Management is an asset manager accredited to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or “CVM Resolution No. 21”. Verios Asset Management, a former affiliate, is no longer under CVM oversight, following its deregistration from the CVM in November 2021.

CVM Resolution No. 21 defines asset and portfolio management activities as professional activities, directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of client funds in the securities market.

Under CVM Resolution No. 21, asset managers are classified into two categories: (1) trustee administrator and/or (2) portfolio manager. Nu Asset Management is registered as a portfolio manager. To be authorized to act as an asset manager by the CVM, under CVM Resolution 21, a legal entity must meet several requirements, including: (i) having a registered office in Brazil; (ii) having securities portfolio management as a corporate purpose and being duly incorporated and registered with the National Register of Legal Entities – CNPJ; (iii) having one or more officers duly certified as asset managers as approved by CVM to assume responsibility for securities portfolio management, pursuant to CVM Resolution No. 21; (iv) appointing a designated officer for portfolio management, a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (v) ensuring none of its offices are unable suspended from occupying a position in financial institutions or other entities authorized to operate by the CVM, the Central Bank of Brazil, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (vi) implementing adequate personnel and IT resources infrastructure proportionate to the size and complexity of investment portfolio managed; and (vii) execute and provide the applicable forms to the CVM demonstrating operational readiness and regulatory compliance.

Pursuant to CVM Resolution No. 21, asset managers are also required to conduct their activities with transparency, in good faith, diligence and loyalty with respect to their customers and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive up-to-date information, including, but not limited to: (i) an updated annual filing form (formulário de referência); (ii) a code of ethics; (iii) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21; (iv) a risk management policy; (v) a policy of purchase and sale of securities by managers, employees and the company; (vi) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (vii) a policy of apportionment and division of orders among the securities portfolios.

Moreover, under CVM Resolution No. 21, asset management firms are forbidden to: (i) publicly guarantee or assure profitability levels based on the historical performance of portfolio and market indexes; (ii) modify the essential features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (iii) make promises as to future results of the portfolio; (iv) contract or granting loans on behalf of their customers, subject to certain exceptions set out in regulation; (v) provide a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets; (vi) neglecting, under any circumstances, customers’ rights and intentions; (vii) engage in trading securities held in managed portfolios with the purpose of obtaining brokerage revenue or rebates for themselves or third parties; or (viii) acting as a counterparty to clients, directly or indirectly, except as permitted by applicable regulations.

Form 20-F | 2024	87

Insurance Brokerage Firms

Insurance brokerage firms, such as Nu Corretora de Seguros Ltda. (formerly known as Easy CS) must obtain registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or “Law No. 4,594/64,” and Decree-Law No. 73/66 (as well as regulation issued by the CNSP and SUSEP). The insurance brokers, whether an individual or legal entity, are legally authorized to act as intermediaries in the solicitation and promotion of insurance contracts, between the insurance companies and individuals or public or private legal entities. Pursuant to Law No. 4,594/64 and applicable SUSEP and CNSP regulations, only duly qualified insurance brokers that have executed an insurance tender shall be paid the brokerage fees related to each insurance line, based on the respective tariffs, including in case of adjustment to the issued premium.

Under the applicable regulation, insurance brokerage firms such as Nu Corretora de Seguros Ltda. (Easy CS) must also provide evidence of the technical certification of their employees who act as brokers for offering, for example, insurance claims settlement services, direct sales of insurance, capitalization, open supplementary pension products and others. Such certification shall be issued by an institution of recognized technical capacity, duly accredited by SUSEP. In addition, insurance brokers must also appoint and include a technical officer in the statutory documents for the purpose of representing the entity before SUSEP and for it to be granted its operating license.

Insured individuals and insurance companies can pursue civil action against insurance brokers for losses incurred as a result of intentional malfeasance or negligence caused by brokerage activity. In case of non-compliance with the regulatory rules, in addition to the legal sanctions, insurance brokers and managers are subject to fines, temporary suspension from the exercise of the profession or registration cancellation.

Crypto Exchange Activities

In December 2022, the Brazilian National Congress approved Bill of Law No. 4,401/2021, which was sanctioned by the President as Law No. 14,478/2022, establishing a legal framework for crypto services in Brazil. The law outlines the regulatory guidelines for the provision of virtual asset services and for regulation of virtual asset service providers, or “VASPs,” which include, among others, free competition, protection of personal data, protection of popular savings, consumer protection, and anti-money laundering actions.

Under this legal framework, VASPs are defined as legal entities that on behalf of third parties, provide at least one of the following services: (i) exchange between virtual assets and domestic or foreign currency; (ii) exchange between one or more virtual assets; (iii) transfer of virtual assets; (iv) safe-keeping or management of virtual assets or instruments enabling a control over virtual assets; or (v) participation in financial services and the rendering of services in connection with an issue offering or sale of virtual assets.

Form 20-F | 2024	88

In connection with Law No. 14,478/2022, Decree No. 11,563 published on June 14, 2023, regulates the virtual assets market law and designates the Central Bank of Brazil as the authority in charge of regulating and overseeing this market within the scope of the said law, with authority to: (i) regulate the provision of virtual asset services, (ii) regulate, authorize and oversee the VASPs, and (iii) address other matters prescribed by said law, excluding the matters relating to the National Register of Politically Exposed Persons, or “CNPEP,” introduced by Law No. 14,478/2022. The decree stresses that the powers and authority of the CVM, tasked with regulating the issuance and offering of those virtual assets classified as securities under Law No. 6,385 of 1976, remain unchanged.

The decree and Law No. 14,478/2022 both came into effect on June 20, 2023. Subsequently, on November 8 and 29, 2024, the Central Bank of Brazil issued Public Consultations No. 109, 110 and 111, proposing a regulatory framework for VASPs which is further detailed below under “—Recent Developments in Brazil —Virtual Assets and Virtual Assets Service Providers.”

Main Regulatory Authorities in Brazil

National Financial System

The primary regulatory authorities overseeing the Brazilian financial system are CMN, the Central Bank of Brazil and CVM. Additionally, most Brazilian securities brokers, securities distributors and asset managers are associated with and subject to the self-regulatory standards established by ANBIMA.

In addition, trading segments managed by B3 are also subject to self-regulation and oversight by BSM – Supervisão de Mercados, or “BSM,” a non-profit organization that forms part of the B3 group.

Below is a summary of the main duties and powers of each regulatory agent, ANBIMA and BSM.

CMN

CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules.

Brazil´s current banking and financial institutional framework was established by Law No. 4,595 of December 31, 1964, as amended, or the “Banking Law.”

According to Banking Law, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to the Banking Law, as well as the enforcement of applicable penalties. In addition, Law No. 4,728/65 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market. The CMN has the power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Central Bank of Brazil, the CVM and SUSEP. Other CMN responsibilities include:

●	coordinating monetary, credit, budget and public debt policies;

Form 20-F | 2024	89

●	establishing policies on foreign exchange and interest rates;
●	seeking to ensure liquidity and solvency of financial institutions;
●	overseeing activities related to the stock exchange markets;
●	regulating the structure and operation of financial institutions;
●	granting authority to the Central Bank of Brazil to issue currency and establish reserve requirement levels; and
●	establishing general guidelines for the banking and financial markets.

Central Bank of Brazil

The activities of financial institutions are subject to limitations and restrictions. The Central Bank of Brazil is responsible for: (i) implementing CMN policies related to monetary, credit and foreign exchange control matters; (ii) regulating Brazilian financial institutions in the public and private sectors; and (iii) monitoring and regulating foreign investments in Brazil. The President of the Central Bank of Brazil is appointed by the President of Brazil (subject to ratification by the Senate) for a four-year term, always beginning on January 1 of the third year of the President of Brazil´s term in office.

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

Other key responsibilities of the Central Bank of Brazil include:

●	controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
●	managing the daily flow of foreign capital and derivatives;

Form 20-F | 2024	90

●	establishing administrative rules and regulation for the registration of foreign investments;
●	monitoring remittances of foreign currency;
●	controlling the repatriation of funds (in the event of a serious deficit in Brazil’s payment balance, the Central Bank of Brazil may limit remittances of profits and prohibit remittances of capital for a limited period);
●	receiving compulsory collections and voluntary deposits in cash from financial institutions;
●	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank of Brazil;
●	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and
●	acting as depositary of gold and foreign currency.

CVM

The CVM is Brazil´s federal securities regulator, responsible for implementing the CMN’s policies related to the capital market and for overseeing the regulation, development, supervision of the securities market.

The main responsibilities of the CVM include:

●	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;
●	setting rules governing the operation of the securities market;
●	defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;
●	controlling and supervising the Brazilian securities market through, among others:
●	approving, suspending and delisting publicly held companies;
●	authorizing brokerage firms to operate in the securities market and public offering of securities;
●	supervising publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;
●	enforcing full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

Form 20-F | 2024	91

●	imposing penalties; and
●	permanently monitoring the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein to market participants.

The CVM also regulates and supervises financial investment funds and derivatives markets, a role previously fulfilled by the Central Bank of Brazil. These responsibilities were transferred to the CVM under Law No. 10,198 of February 14, 2001, as amended, and Law No. 10,303 of October 31, 2001. In compliance with Brazilian legislation, the CVM is governed by a President and four officers, all of whom are appointed by the President of Brazil and subject to Senate approval. The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members are renewed annually.

Brazilian Payments System

Our activities carried out by Nu Pagamentos are subject to Brazilian laws and regulations relating to payment institutions set forth in Payments Law.

The Payments Law grants the Central Bank of Brazil, in accordance with the guidelines set out by the CMN, the authority to regulate entities involved in the payments industry. This authority covers matters such as the operation of these entities, authorization to operate, approval of appointed managers (directors and officers), risk management structures, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Payments Law, the CMN and the Central Bank of Brazil created a regulatory framework regulating the operation of payment schemes and payment institutions, which continues to evolve.

In this regard, the main responsibilities of the Central Bank of Brazil in relation to the Brazilian payment system include:

●	regulating the setup, operation and monitoring of payment institutions and payment schemes;
●	authorizing the setup of payment schemes;
●	authorizing the setup, operation, transfer of control, merger, spin-off and consolidation of payment institutions;
●	setting conditions and authorizing the appointment of directors and managers in payment institutions;
●	supervising payment institutions and schemes and applying sanctions when due;
●	adopting preventive measures to ensure soundness, efficiency and ongoing operation of payment schemes and of payment institutions;

Form 20-F | 2024	92

●	adopt measures aimed at greater competition, financial inclusion and transparency in the provision of payment services; and
●	regulating fees, commissions or other consideration for payment services, including those charged among members of the same payment arrangement.

Pension and Insurance

SUSEP and CNSP

In Brazil, the regulation of insurance, co-insurance, reinsurance, capitalization, supplementary pension schemes and brokerage is carried out by the CNSP and SUSEP.

SUSEP is an independent agency in charge of implementing and conducting the policies established by the CNSP and the supervision of insurance, co-insurance, reinsurance, capitalization, supplementary pension schemes and brokerage. SUSEP neither regulates nor supervises (i) the supplementary pension entities that are regulated by the CNPC; and (ii) the operators of private healthcare assistance plans, which are regulated by ANS. The CNSP is made up of one representative from each of the following bodies: Ministry of Social Security, the Central Bank of Brazil, the Ministry of Finance, the Ministry of Justice, the CVM and the superintendent of SUSEP – Private Insurance Authority.

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of (i) CNSP; (ii) SUSEP; (iii) insurance companies duly authorized to operate in the private insurance market; (iv) reinsurance companies; and (v) duly qualified and/or registered insurance brokers. The CNSP, which is linked to the Ministry of Finance, and its main roles include: establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations, and inspection of insurers, reinsurers, supplementary open pension funds, and capitalization companies, as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; setting the general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules, as well as legal, technical, and investment limits for the operations of insurers, reinsurers, supplementary open pension funds, and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

SUSEP’s primary responsibilities include: processing application for incorporation, organization, operations, and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds, and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; and is responsible for overseeing the operations, and when applicable, the orderly liquidation of supervised companies.

Form 20-F | 2024	93

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory organization representing investment banks, asset managers, securities brokers and investment advisers. Among its key responsibilities, it establishes rules as well as codes of best practices for the Brazilian capital markets, including enforcing punitive measures in cases of non-compliance with its rules.

BSM

BSM conducts market surveillance by monitoring transactions, orders and trades executed in B3 trading environments. Its activities include monitoring transactions, orders and trades, market participants, and providing compensation for losses up to a certain threshold. When necessary, BSM may initiate punitive administrative proceedings and enforce sanctions against those who infringe the applicable regulations.

In close collaboration with CVM and the Central Bank of Brazil, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

●	conducting market surveillance – BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;
●	auditing – BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;
●	enforcing compliance through disciplinary actions – when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into Terms of Commitment (termo de compromisso) with the accused;
●	providing compensation for losses – BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism, or “MRP”, which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and
●	facilitating market development – BSM develops education initiatives, enhancing regulatory frameworks, and fostering relationships with domestic and international regulatory agencies and market stakeholders.

APIMEC

APIMEC is a private self-regulatory association authorized by the CVM to certify and oversee the self-regulation of securities analysts (both individuals and legal entities). Its responsibilities include establishing rules, procedures and best practices that must be observed by them in the performance of their activities.

Form 20-F | 2024	94

Other Rules

Prudential Framework and Limits of Exposure

Financial Institutions

Financial institutions in Brazil are subject to an extensive set of rules issued by the CMN and the Central Bank of Brazil related to corporate capital, exposure limits and other solvency requirements that follow principles recommended by the Basel Committee, especially in view of the systemic risks associated with the relationship and activity of financial institutions. In this context, the CMN and the Central Bank of Brazil play a central role in safeguarding the solvency of the National Financial System and mitigating systemic risks.

With this aim, CMN Resolution No. 2,099 of August 17, 1994, as amended, or “CMN Resolution No. 2,099,” establishes minimum corporate capital and net equity thresholds for various types of financial institutions. For instance, the CMN requires a minimum capital and net equity of R$1.5 million for DTVMs and for CTVMs, such as Nu Investimentos, and R$7.0 million for credit, financing and investment institutions, such as Nu Financeira.

For more information regarding prudential aspects and operational limits applicable to the prudential conglomerate led by Nu Pagamentos, see “—Other Rules—Payment Institutions” below.

Capital Requirements for Operational Risks

On November 28, 2023, the Central Bank of Brazil released Resolution No. 356, which replaced the three prior methodologies used to calculate the Risk Weighted Asset, or "RWA", component for operational risk, or “RWAOpad,” which was in use (BIA, or Basic Indicator Approach, ASA, or Alternative Standardized Approach, and ASA2, or Simplified Alternative Standardized Approach), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required. Res. 356 came into effect in January 2025.

Nu Pagamentos’s prudential conglomerate uses ASA methodology for the RWAopad calculation, as approved by the Central Bank of Brazil on December 29, 2023.

The aforementioned prudential conglomerate, led by Nu Pagamentos, comprises Nu Financeira, Nu Investimentos, NuPay and Nu Asset Management.

Credit Risk Regulatory Framework

Starting January 1st, 2025, Resolutions CMN No. 4.966 and BCB No. 352 came into effect. These regulations bring significant changes to the accounting of financial instruments in Brazil. These regulations aim to enhance alignment with international standards, particularly IFRS9, while accommodating jurisdiction-specific differences. Under the new regulatory framework, the methodology for calculating and accounting for expected credit loss (provisions) will be updated.

On December 23, 2024, the Central Bank of Brazil issued Resolution No. 448, amending the BCB Resolution 199, to establish a transition schedule for incorporating the impacts of the new provisioning model into regulatory capital. This new provisioning model is based on CMN Resolution No. 4.966 and BCB resolution No. 352. The transition framework is aligned with the recommendations from the Basel Committee on Banking Supervision (BCBS), allowing jurisdictions to phase in the regulatory capital impacts of increased provisions for expected credit loss over time. The rule partially restores regulatory capital that may have been reduced due to the shift to the new provisioning methodology. The transition period will span from 2025 to 2028. This adjustment aims to ensure that the metrics for risk exposure are managed sensitively.

Form 20-F | 2024	95

Payment Institutions

As per Central Bank of Brazil Resolution No. 80, of March 25, 2021, licensed payment institutions are required to comply with minimum paid-in capital per category in which they act. For institutions acting as issuers of post-paid payment instruments, issuers of electronic currency, or acquirers the minimum-paid in capital requirement is R$2.0 million per category of activity. For payment initiation service providers (PISP), the capital requirement is reduced to R$1.0 million. In addition, payment institutions that participate exclusively in closed payment schemes as issuers of electronic currency and issuers of post-paid payment instruments must comply with a minimum paid-in capital of R$3.0 million.

Moreover, according to Central Bank of Brazil Resolutions No. 198, 199, 200, 201 and 202, all dated March 11, 2022, as well as Resolution No. 436, issued on November 28, 2024, a new set of rules was introduced to harmonize the prudential treatment applicable to payment services. The new prudential requirements are enforceable according to an implementation calendar, with full implementation beginning January 1, 2025. Under this framework, prudential conglomerates integrated by at least one institution that performs a payment service are now classified into one of the following types:

●	Type 1: (i) single institution authorized to operate by the Central Bank of Brazil, except: payment institution; securities brokerage firms; securities distribution companies; and foreign exchange brokers; and (ii) prudential conglomerate led by an institution authorized to operate by the Central Bank of Brazil.
●	Type 2: (i) single payment institution; and (ii) prudential conglomerate led by a payment institution and made up exclusively of: payment institutions authorized to operate by the Central Bank of Brazil; payment institutions not authorized to operate by the Central Bank of Brazil; entities that acquire credit operations, including real estate, or credit rights, such as commercial development companies, securitization companies and exclusive purpose companies; other legal entities whose exclusive corporate purpose is to hold shares in the entities mentioned in items i to iii; or investment funds; and
●	Type 3: (i) securities brokers, securities distributors and foreign exchange brokerage firms; (b) prudential conglomerates led by the institutions referred above; and (c) prudential conglomerates led by a payment institution not mentioned in Type 2 above.

According to the Central Bank of Brazil, the regulatory capital framework applicable to payment institutions was revised to enhance institutions´ capacity to absorb unexpected losses. This treatment will consist of deducting from the regulatory capital calculation the assets of the institution that, in situations of financial stress, have little or no value for maintaining the operation of the institution, in addition to considering debt instruments are now eligible for inclusion in Tier I and Tier II Regulatory Capital.

Furthermore, these new rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (such as the one led by Nu Pagamentos). The framework acknowledges the peculiarities of payment services and their different legal status, and gives specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets, or “RWASP,” was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, encompassing the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation.

Form 20-F | 2024	96

Pursuant to BCB Resolutions No. 199 and 200, both dated March 11, 2022, or “BCB Resolution No. 199/22” and “BCB Resolution No. 200/22”, Brazil's capital requirement framework mandates that financial institutions maintain capital ratios based on their Total Capital relative to risk-weighted assets, or “RWAs”. Total Capital comprises Tier I Capital (formed by Common Equity and Additional Tier I Capital) and Tier II Capital. For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Central Bank of Brazil, is the sum of three components:

●	Common Equity Tier 1: includes social capital, reserves and retained earnings, less deductions and prudential adjustments.
●	Additional Tier 1 Capital: comprises eligible perpetual instruments. When combined with Common Equity Tier I, it constitutes Tier I Capital.
●	Tier 2 Capital: consists of subordinated debt instruments with fixed maturity that meet certain eligibility requirements. Combined with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

In accordance with applicable Brazilian regulations, we must maintain our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements thresholds established by the Central Bank of Brazil at all times.

Beyond the minimum requirement, the Central Bank of Brazil mandates the inclusion of Additional Common Equity Tier I Capital, or “ACP,” comprising the sum of the ACP Conservation and ACP Countercyclical buffers, which, jointly with the requirements mentioned, increase capital requirements over time.

With regard to prudential segmentation, this currently applies to Type 3 conglomerates such as ours. Under Brazil’s regulatory framework, Type 3 conglomerates are segmented from S2 to S5 based on size and complexity, with each segment subject to tailored prudential rules. As of the date of this annual report on Form 20-F, the Nu Pagamentos-led conglomerate is categorized in the S3 segment. However, we expect Nu Pagamentos to be classified as S2 within 2025. Internal teams are already working on all implementations needed, which involve preparation of new regulatory reports, new policies and procedures to be in place as well as new governance mechanisms.

Type 2 conglomerates, given their lower complexity and risk profile, are subject to simplified payments, credit and market components in the calculation of their risk weighted assets. These entities use a simplified methodology for determining regulatory capital requirements. Type 1 conglomerates are also subject to the RWA component, with the exception of S1 institutions, which may be governed by separate provisions to be changed by the CMN.

Form 20-F | 2024	97

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

As mentioned, with the edition of the new prudential rules, Nu Pagamentos and its subsidiaries became a Type 3 conglomerate. In this context, the conglomerate led by Nu Pagamentos is currently subject to a minimum regulatory capital of US$1.9 billion (R$11.7 billion) as of December 31, 2024.

In preparation for Resolution CMN 4.966, a calculation was conducted to assess its impact on regulatory capital. The results indicate a minor effect on the Prudential Conglomerate CET1 Ratio, Tier I Ratio and Capital Adequacy Ratio (CAR).

On November 25, 2022, the Central Bank of Brazil issued Resolution No. 265, or “BCB Resolution No. 265/22”, which sets forth the requirements for risk management, capital management, and information disclosure policies for Type 3 conglomerates, such as Nu Pagamentos, the leading entity of our Type 3 prudential conglomerate. The conglomerate is currently classified under S3 but, as previously mentioned, is expected to transition to S2 in 2025.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Regulation of Credit Cards and Prepaid Payment Accounts

On May 19, 2021, the Central Bank of Brazil issued Resolution No. 96, or “Resolution No. 96,” which amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts). The rule came into force on March 1, 2022.

Among other measures, Resolution No. 96 eliminated the exhaustive list of minimum customer registration information for opening prepaid and postpaid payment accounts; each institution now has discretion, subject to the Central Bank supervision, in order to determine what information it will require from the customer, depending on its profile. It also provided for new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

In addition, Resolution No. 96: (i) revises the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and tariffs; (ii) defined minimum provisions that must be included in the account agreements; and (iii) mandated that the institution sends or makes available to the customer, by physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the customer (among the options made available by the institution).

Form 20-F | 2024	98

On December 21, 2023, the Central Bank of Brazil issued Resolution No. 365, which amended Resolution No. 96 and established requirements that should be added in the credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (i.e. highlighted area, payment alternatives and complementary information). This Resolution entered into force on July 1, 2024.

Interchange Fees

Interchange fees consist of the compensation paid by an acquirer to the issuer of a payment instrument in connection with a processed payment transaction. They are set by the payment scheme settler and vary according to some criteria, including type of payment instrument and classification of the merchant (MCC).

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

Resolution No. 246, among other matters, imposes a maximum limit for the interchange fee levied on all prepaid card transactions in Brazil to 0.7% which impacted our revenues from fee and commission income.

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

On November 25, 2021, the CMN also issued Resolution No. 4,968, or “CMN Resolution No. 4,968/21”, which revoked, as of January 1, 2022, the previous CMN Resolution No. 2,554, of September 24, 1998, or “CMN Resolution No. 2,554/98”.

According to a statement released by CMN, CMN Resolution No. 2,554/98 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of this international document. In this context, with the enactment of CMN Resolution No. 4,968/21, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control – Integrated Framework, in 2013. Central Bank of Brazil Resolution No. 260 of November 22, 2022 sets forth similar rules for the Brazilian payment institutions.

Form 20-F | 2024	99

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

On January 31, 2024, the Central Bank of Brazil released Public Consultations No. 98/2024 and 99/2024 with regulatory proposals for the recovery and resolution planning process of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. As a result of public consultations on November 28, 2024, the Central Bank of Brazil issued Resolution No. 440, which came into force on January 1, 2025, setting forth that payment institutions performing critical functions must prepare and submit a Recovery and Organized Exit Plan (PRSO) to ensure the stability and regular functioning of the National Financial System (SFN) and the Brazilian Payment System (SPB) - adoption of the plan depends on Central Bank determination, which will be done through Central Bank website disclosure. Institutions must integrate recovery and resolution planning with their information, risk, and capital management processes, maintaining accurate and timely management information systems and implementing a monitoring program with indicators to track risks and enable the timely adoption of recovery and resolution strategies. Besides this, the PRSO must be prepared biennially with a reference date of December 31 and submitted to the Central Bank of Brazil by July 31 of the following year, with updates required for material changes affecting the institution's recovery or resolution capacity. Documentation supporting compliance with the resolution must be maintained for five years from the PRSO submission date.

Form 20-F | 2024	100

These recent changes aim to promote greater adherence by Brazil to the best international practices regarding the resolution of financial institutions and to introduce a significant improvement in the way financial institutions prepare for possible crisis situations, putting into practice more robust recovery and resolution planning. If approved, the proposals will require institutions to present consistent and testable strategies for re-establishing their viability in the events of recovery and irreversible viability. In the event of resolution, the orderly discontinuation of these institutions is intended to ensure the stability of the National Financial System (SFN), the Brazilian Payment System (SPB), and the real economy.

The proposed regulation is expected to apply to institutions in Segment S1, which, according to prudential regulations, is made up of banks with a size equal to or greater than 10% of the Gross Domestic Product (GDP) or relevant international activity, and shall be applicable to all entities that are part of the prudential conglomerate and entities belonging to an economic group that perform core business lines, essential services, critical functions or critical services, and may also be extended to institutions authorized to operate by the Central Bank of Brazil that perform critical functions, as assessed by the central bank.

Intervention

Pursuant to Brazilian Federal Law No. 6,024/74, the Central Bank of Brazil has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be ordered at the discretion of the Central Bank of Brazil if any of the following is detected:

●	the institution has suffered losses leaving creditors at risk, due to mismanagement;
●	the institution has consistently violated Brazilian banking laws or regulations; and
●	such intervention constitutes a viable alternative to the liquidation of the institution.

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

The intervention ceases: (1) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Central Bank of Brazil; (2) when the situation of the institution is normalized, as determined by the Central Bank of Brazil; or (3) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Form 20-F | 2024	101

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

The liquidator appointed by the Central Bank of Brazil has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Central Bank of Brazil, including to complete pending business, pledge or sell assets, and file for bankruptcy.

The extrajudicial liquidation ceases: (1) if the interested parties, presenting the required guarantees, proceed with the economic activities of the institution; (2) upon conversion into an ordinary liquidation, conducted by the institution itself, pursuant to private law, without the participation of the Central Bank of Brazil; (3) upon the approval of the final accounts of the liquidator and relevant write-off in the competent public registry; or (4) in the case of adjudication of bankruptcy of the institution. Only the liquidator can file for bankruptcy, subject to the authorization of the Central Bank of Brazil. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in the case of grounded evidence of bankruptcy crimes.

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

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue, and decreased profitability.

Form 20-F | 2024	102

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

Pursuant to the Anti-Money Laundering Law, banks, financial institutions, securities brokers, securities distributors, asset managers, leasing companies, payment institutions, insurance brokers, among others, must: (1) identify and maintain up-to-date records of their customers; (2) keep up-to-date records of all transactions involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt AML internal control policies and procedures that are compatible with the size of the company; (4) register and maintain up-to-date records with the appropriate regulatory agency; (5) comply with Conselho de Controle de Atividades Financeiras, or “COAF,” requests and obligations; (6) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (7) report all suspicious transactions to COAF; and (8) confirm to the applicable regulatory agency that no offending transactions have occurred.

Form 20-F | 2024	103

Brazil’s AML law specifies the acts that may constitute a crime and the required measures to prevent such crimes. It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years, and monetary fines.

Central Bank of Brazil Circular No. 3,978, of January 23, 2020 (which came into force on October 1, 2020, or “Circular 3,978/20”), as amended by Resolution No. 119, of July 27, 2021 (which came into force on September 1, 2021), adopts a risk-based approach for dealing with money laundering and terrorist financing prevention, so that regulated institutions have the discretion to determine which procedures will be adopted for each customer, based on an internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business. Circular 3,978/20 requires financial and payment institutions to: (1) identify customers, including obtaining information about the customer’s place of residence, in the case of a natural person, or the location of the head office or branch, in the case of a legal entity; (2) record transactions; (3) monitor events and report them to COAF; (4) conduct business with politically exposed persons; (5) establish and maintain relationships with financial institutions and foreign correspondents; (6) train employees; and (7) appoint an officer responsible for the implementation and enforcement of these measures. Circular No. 3.978/20 also incorporates regulations issued by the CVM on investment funds and non-resident investors, as well as regarding investment clubs, and investment funds organized as closed condominiums. Finally, in the case of operations using cash resources carried out through a cash transport company, the transport company is now considered the holder of the resources and will be identified by registering the tax registration number and the firm or corporate name.

Along the same lines, Resolution No. 50 of August 31, 2021, issued by CVM, and which came into force on October 1, 2021, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls, also taking a risk-based approach, in accordance with previously and expressly established procedures to confirm the registration information of its customers, keep such information updated, and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and to identify the end beneficiaries of the transactions. These entities are also required to establish policies of anti-money laundering, terrorism financing and the financing of the proliferation of weapons of mass destruction (PLD/FTP), of internal risk assessment and of internal rules, procedures and controls. Moreover, along the same lines of the provisions of the regulations of the Central Bank of Brazil, such entities shall also identify and closely monitor the business relations maintained with politically exposed persons.

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

Form 20-F | 2024	104

Sharing Information on Signs of Fraud

On October 4, 2023, the Central Bank of Brazil issued Resolution No. 343, or “Resolution 343/2023”, establishing the necessary measures for sharing data and information on signs of fraud as referred to in CMN and Central Bank of Brazil Joint Resolution No. 6, of May 23, 2023, or “Joint Resolution 6/2023”.

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

The new rules also establish the minimum set of data and information that must be retained. In this context, records containing signs of actual or attempted fraud must contain: (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the signs of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder, if the activity is a payment service.

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

Subject to the schedule provided for in the resolution, institutions must implement: (i) procedures intended for the evaluation of the customer prior to the offer of the anticipated service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and (ii) daily records of the occurrences of fraud or attempted fraud in the provision of payment services, including the corrective measures adopted. Based on these records, institutions must prepare a monthly report consolidating the occurrences and preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the board of executive officers and the board of directors, if any.

On July 22, 2024, the Central Bank of Brazil issued Normative Instruction No. 491 and Resolutions No. 402 and No. 403 to enhance the overall security of the instant payment system. Under the new rules, transactions can still be initiated from unregistered devices for amounts up to R$200 (US$33.26), with a daily limit of R$1,000 (US$166.29). However, for transactions exceeding these amounts, the device must be registered in advance by the customer. Additionally, to provide additional protections to fund transactions, the Central Bank of Brazil mandates that Pix participants (including us) implement a fraud risk management solution that utilizes security information from the Central Bank of Brazil to identify unusual transactions. Pix participants must also provide easily accessible information to customers about fraud prevention measures. Furthermore, Pix participants are required to check every six months for fraud markings in the Central Bank of Brazil database, which will influence how they manage clients flagged for fraud risks. Both resolutions came into effect on November 1, 2024.

Form 20-F | 2024	105

On September 2, 2024, the Central Bank of Brazil issued Public Consultation No. 104 to develop regulations aimed at strengthening centralized risk management frameworks within the SPB. The consultation proposes amendments to Central Bank of Brazil Resolution No. 150, dated October 2021, with a focus on enhancing and standardizing risk management practices across payment networks. In addition to risk management, the new regulations would address concerns related to money laundering, terrorist financing, and the proliferation of weapons of mass destruction. Key proposals in the public consultation include the implementation of centralized settlement systems for sub-acquirers by January 1, 2027, and the introduction of mandatory risk management elements such as periodic assessments and regular sharing of risk-related information among participants. The Central Bank of Brazil has outlined measures for managing financial risks through stress tests and backtesting, as well as rules ensuring that authorized transactions are fully paid to end users. Additional responsibilities are placed on acquirers regarding the risk management of transactions processed through sub-acquirers, and new regulations addressing fraud prevention, orderly exit plans, and chargeback liability would also be introduced. According to the proposed rule, payment scheme arrangers (card networks) will have 180 days post-regulation publication to seek authorization for necessary adjustments.

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

Transactions with Related Parties

The Banking Law restricts financial institutions from conducting credit transactions with related parties. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, or “CMN Resolution No. 4,693,” the following persons are considered related parties of a financial institution for the purpose of such restriction:

Form 20-F | 2024	106

1.	its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;
2.	its officers and members of statutory or contractual bodies;
3.	spouses, partners and blood relatives up to the second degree of individuals specified in items 1 and 2;
4.	its individual shareholders with stakes equal to or greater than 15% in its capital; and
5.	its legal entities:
(i)	with stakes equal to or greater than 15% in the financial institution’s corporate capital;
(ii)	in which capital, directly or indirectly, the financial institution holds stakes equal to or greater than 15%;
(iii)	in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and
(iv)	with a common officer or board member in relation to the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed: (1) transactions carried out under market-compatible conditions, without additional benefits or privileges when compared to transactions executed with other customers of the same profile of the respective institutions; (2) transactions performed with companies controlled by the Federal Government, in the case of federal public financial institutions; (3) credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of item V of Article 10 of the Banking Law, in the case of banking financial institutions; (4) interbank deposits; (5) obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Central Bank of Brazil or by the CVM; and (6) other cases authorized by CMN Resolution No. 4,693.

According to CMN Resolution No. 4,693, as of April 1, 2019, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazil Law No. 7,492 enacted on June 16, 1986, which regulates crimes against Brazil’s National Financial System, and criminalized the extension of credit by a financial institution to related parties in the cases not allowed by the Banking Law and CMN Resolution No. 4,693.

Punitive Sanctions

Legal violations under Brazilian payments, banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506, Central Bank of Brazil Resolution No. 131 of August 20, 2021, and CVM Resolution No. 45 of August 31, 2021, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Central Bank of Brazil and the CVM.

Form 20-F | 2024	107

Law No. 13,506 is noteworthy, as it:

●	sets fines imposed by the Central Bank of Brazil of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;
●	limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;
●	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;
●	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;
●	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;
●	defines the scope of the Central Bank of Brazil’s regulatory authority;
●	prohibits the offending institutions themselves from participating in the markets;
●	provides for a penalty of “public admonition” in place of “warning”, imposed by the Central Bank of Brazil;
●	empowers the Central Bank of Brazil to enter into cease-and-desist commitments;
●	empowers the Central Bank of Brazil and the CVM to enter into administrative agreements;
●	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and
●	redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors:

Form 20-F | 2024	108

●	gains obtained or attempted to be gained by the offender;
●	economic capability to comply;
●	severity of the offense;
●	actual losses;
●	any recurrence of the offense; and
●	the offender’s cooperativeness with the investigation.

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

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions) and Central Bank of Brazil Resolution No. 93 of May 6, 2021 (applicable to payment institutions) provide for rules governing internal audits at financial institutions and others authorized to operate by the Central Bank of Brazil. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of: (i) a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers; or (ii) an independent auditor, provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

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

CMN Resolution No. 4,910 and Resolution No. 130, respectively, require financial institutions (and other institutions licensed to operate by the Central Bank of Brazil) and payment institutions to implement an individual audit committee or a unified audit committee for its conglomerate, as the case may be, if they: (1) are registered as a publicly-held company; (2) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (3) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Form 20-F | 2024	109

Ombudsman

Pursuant to CMN Resolution No. 4,860 and Central Bank of Brazil Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institution’s products, services, activities, processes and systems to establish an independent communication channel with their customers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman themself).

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

Whistleblowing Hotline

Pursuant to CMN Resolution No. 4,859, of October 23, 2020, financial institutions and other institutions licensed to operate by the Central Bank of Brazil are required to have a whistleblower hotline (canal de denúncias), through which their employees, customers, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at least, the following information relating to each reported event: (1) number of reported events and their nature; (2) the departments that handled them; and (3) the average timeframe and relevant measures adopted to solve them. Such reports must be: (1) approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers; and (2) made available to the Central Bank of Brazil for at least five years.

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

Form 20-F | 2024	110

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution No. 5,043 of November 25, 2022, financial institutions may only hold, directly or indirectly, equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Central Bank of Brazil and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement does not apply to: (1) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution No. 4,970/21 (for financial institutions, such as Nu Financeira, and securities dealers and brokerage firms, such as Nu Investimentos) and the provisions of Central Bank of Brazil Resolution No. 81 of March 24, 2021 (for payment institutions, such as Nu Pagamentos), or “Resolution 81/21”, the change, transfer or modification of the control of financial or payment institutions authorized by the Central Bank of Brazil must be submitted to the prior approval of the Central Bank of Brazil in accordance with the above-mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above-mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, the Central Bank of Brazil shall be notified of such an acquisition or expansion of interest and has the right to request documents and information, as well as order that the acquisition be regular or undone in case of any irregularities.

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

In 2023, the Central Bank of Brazil issued the following rules for the Open Finance implementation: (i) Resolution No. 294 (which came into effect on April 1, 2023), which established, among other things, technical requirements, and operational procedures for the Open Finance implementation, mainly related to the scope of the monitoring function assigned to the governance structure responsible for it; (ii) Joint Resolution No. 7 (which came into effect on October 30, 2023), which simplified the process of renewing consents for data sharing in Open Finance, allowing participating institutions, such as us, to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision allowing clients to revoke their consent at any time; and (iii) Normative Instruction No. 441 (which came into effect on March 1, 2024, and was superseded by Normative Instruction No. 575, which came into force on December 23, 2024, its publication date), which created monitoring and performance rules, and reinforced the need to simplify customer experience in Open Finance, mainly by adoption of a minimum conversion rate for data sharing and payment initiation.

Form 20-F | 2024	111

On July 5, 2024, the Central Bank of Brazil and the CMN introduced new Open Finance regulations aimed at enhancing payment transactions via the Pix system. The regulations, encapsulated in Joint Resolution No. 10 and Central Bank of Brazil Resolutions Nos. 398, 399, and 400, simplify payment initiation processes and facilitate contactless payments. Key changes include a new framework for governance and adjustments to mandatory participation requirements for institutions in the open finance ecosystem. Other significant changes set out by Resolutions Nos. 406 and 407 of August 2, 2024 include the ability for payment initiation service institutions to provide services without redirecting users to different platforms, thereby streamlining contactless payments and improving the user experience.

Starting January 2025, institutions with over five million customers have been required to participate in data sharing within the open finance ecosystem, while smaller institutions will have the option to opt-in voluntarily. Furthermore, for payment initiation services, participation will no longer be mandatory for all account-holding institutions; only payment initiation service providers and mandatory Pix participants will need to participate in data sharing within the open finance ecosystem.

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

Nevertheless, since January 1, 2025, according to Resolution No. 429, only institutions authorized by the Central Bank of Brazil will be authorized to operate in the Pix ecosystem.

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

Foreign Exchange

Law No. 14,286, or “New Foreign Exchange Law”, encompasses provisions regarding Brazilian capital abroad and foreign capital in the country. The main purpose of the New Foreign Exchange Law was to provide for the liberalization of Brazil’s FX market, which faced a lot of regulatory complexity as well as certain inconsistencies, to modernize the system and enhance innovation and competition, and all of which had a positive impact on attracting foreign capital, both for investment in the financial and capital markets and for direct investment, including long-term investments and investments in infrastructure projects and concessions. It also contributed to the greater international use of the Brazilian Real, facilitating the use of the domestic currency in international financial operations, such as the permission for the entry and remittance of payment orders in Brazilian Reais from Brazilian Reais denominated accounts of foreign institutions held in banks in the country.

Form 20-F | 2024	112

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

On December 3, 2024, the Central Bank of Brazil and the CVM issued Joint Resolution No. 13, establishing a new regulatory framework for foreign investors in the financial and securities markets. This new rule aims to simplify and modernize procedures for non-resident operations in Brazil, enhancing efficiency and aligning these procedures with international best practices. It replaces previous resolutions, including CMN Resolution No. 4,373, dated September 29, 2014. The main changes introduced by the Joint Resolution include equalizing the minimum registration requirements for resident and non-resident investors, eliminating the need for non-resident individual investors to appoint a representative in Brazil or register with the CVM for certain operations, and expanding the use of non-resident checking or payment accounts for financial investments. Additionally, it removes the requirement for mandatory simultaneous foreign exchange operations for investment conversions and the need to register such investments in the RDE-Portfolio system. These measures aim to provide greater clarity and security for investors, particularly regarding changes in residency. Joint Resolution No. 13 came into force on January 1, 2025.

Form 20-F | 2024	113

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

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078/90, as amended (Código de Defesa do Consumidor, or the “Consumer Protection Code”), which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo-sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, and advertising and information on products and services offered to the public. The Consumer Protection Code further establishes consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Customer and User Relations

Resolution No. 155/2021, or “Resolution 155,” sets forth rules and procedures regarding the relationship with customers and users of products and services by payment institutions authorized to operate by the Central Bank of Brazil, with the objective of ensuring fair and equitable treatment at all stages of the relationship with provider institutions of financial services and payments, as well as a convergence of the providers’ interests with those of their consumers.

Pursuant to Resolution 155, payment institutions shall: (i) draft and implement an institutional policy for their relationship with customers, which consolidates guidelines, strategic objectives and organizational values so that its activities are guided by ethical principles, accountability, transparency, and diligence; (ii) appoint an officer responsible for compliance with the obligations provided for in Resolution 155; and (iii) observe transparency and suitability rules. All these requirements are aligned with the requirements already foreseen for financial institutions, as per CMN Resolution No. 4,949, entered into force on March 1, 2022.

Form 20-F | 2024	114

Data Privacy and Protection

With regard to compliance with data protection regulations, besides the Federal Constitution of Brazil, we are subject to the Brazilian Civil Rights Framework for the Internet, the Consumer Protection Code, Bank Secrecy Law, and the Brazilian Data Protection Law (the “LGPD"). We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax, regulatory and law enforcement authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the Internet establishes principles, guarantees, rights and duties for the use of the Internet in Brazil, including regulation about data privacy for Internet users.

In September 2020, the LGPD was entered into force, and its administrative sanctions provisions became effective in August 2021 under the Brazilian Federal Law No. 14,010/20. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of customers, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among other things, data subject rights, the legal basis for personal data protection, requirements for obtaining consent from data subjects, requirements to implement a privacy governance program, obligations and requirements related to security incidents, data breaches and data transfers. Moreover, we may be liable for property, moral, individual or collective damages caused by us or by third-party providers or business partners that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD

The National Data Protection Authority (ANPD) is the body responsible for overseeing the protection of personal data and for regulating, implementing, and monitoring compliance with the LGPD in Brazil. In the event of non-compliance with the LGPD, the ANPD may have the power to impose administrative penalties depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4 of February 24, 2023, such as (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of our gross sales; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.

In 2024, the ANPD intensified its regulatory agenda, focusing on areas such as data breach incident communication, regulation of data subjects' rights, regulation of the Data Protection Officer roles and responsibilities, and strengthening guidelines for international data transfers. Complying with new requirements may demand complex adaptations in the Company's processes and systems, potentially increasing operational costs and creating compliance challenges. Additionally, any violations of the regulations established by the ANPD can result in severe penalties, negatively impacting Nubank's reputation and financial operations. Therefore, it is critical for Nu to remain proactive in adapting to regulatory changes to mitigate these risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity—Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.”

Form 20-F | 2024	115

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

Cybersecurity

Under CMN Resolution No. 4,893, of February 26, 2021, and Central Bank of Brazil Resolution No. 85, of April 8, 2021 and CMN Resolution No. 4,893, financial and payment institutions, respectively, must comply with cybersecurity requirements set forth herein applicable to the engagement of data processing and storage, and of cloud computing service providers in Brazil and offshore, as well as the implementation of policies and incidents response and action plans.

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

Social, environmental and climate risk management

In 2022, the Central Bank of Brazil issued Resolution BCB 265/22 with requirements on integrated risk management specific to conglomerates led by payment institutions, as well as on the risk and capital management framework and disclosure policy of institutions regulated by the Central Bank of Brazil. This regulation replaces BCB Resolution 4,943 regarding social, environmental and climate risk management requirements. It did so to, among other relevant provisions, highlight and distinguish social, environmental and climate risks as requiring identification, measurement, assessment, monitoring, reporting, control and mitigation within the risk management framework of financial institutions. The rule defines such risks, bringing new and modern concepts to the sector, such as the inclusion of the two main components of climate risks – the physical and the transition – already recognized in international standards on the subject. The emphasis given by the standard to the inclusion of mechanisms to identify and monitor social, environmental and climate risks incurred by the financial institution resulting not only from its products, services and activities, but also from the activities performed by its counterparties, controlled entities, suppliers and outsourced service providers of the institution, providing a new supply chain vision to the issues it addresses. The adoption of a governance structure and criteria for this management and its continuous monitoring are also detailed in the resolution, in line with market trends.

Form 20-F | 2024	116

Similar provisions were also inserted in the simplified continuous risk management structure referring to the Simplified Reference Equity (PRS5) by the new CMN Resolutions No. 4,944 and No. 5,049, which amended CMN Resolution No. 4,606.

Moreover, according to CMN Resolution No. 4,945, prudential conglomerates (segments S1, S2, S3, S4 and S5) are required to prepare and implement a Social, Environmental and Climate Responsibility Policy, or “PRSAC”. Under PRSAC, financial institutions are expressly required to consider impacts, strategic objectives and business opportunities of the financial institution related to social, environmental and climate aspects. There was also a reduction in the PRSAC review period, from five to three years.

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

Additionally, Resolution BCB 151/21 requires financial institutions to share certain information on social, environmental and climate risks of their credit portfolio of financial institutions, through a report called Social, Environmental and Climate Risk Document or DRSAC. Such information must be sent every six months to the Central Bank of Brazil.

In November 2024, the CMN issued Resolution No. 5,185 and BCB Resolution 435, which mandate that larger financial and payment institutions prepare and disclose a report of financial information related to sustainability alongside their financial statements. This report must comply with the International Sustainability Standards Board's IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and IFRS S2 (Climate-related Disclosures) pronouncements, as well as the Brazilian Sustainability Pronouncements Committee (CBPS)'s Technical Pronouncement 01 and 02 on the same matters. The requirement applies to institutions that disclose consolidated annual financial statements in accordance with the international accounting standards of the International Accounting Standards Board (IASB), including publicly-traded companies and leaders of prudential conglomerates in the S1, S2, or S3 segments, such as Nu. Consequently, institutions that voluntarily publish consolidated financial statements must also disclose the sustainability report, which must be verified by an independent auditor. Resolution No. 5,185 came into force on January 1, 2025, with disclosure obligations beginning in 2026 for institutions registered as publicly-held companies or in the S1 or S2 segments, and in 2028 for institutions in the S3 segment and those that voluntarily publish consolidated financial statements. Early voluntary adoption is permitted.

Form 20-F | 2024	117

Recent Developments in Brazil

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

Overall, CMN Resolution 5,112/2023 sets forth the following:

●	all revolving credit operations and debt or invoice installment payments by issuers, as well as any renegotiation of these operations by issuers, are now be subject to the limit on interest and charges based on the original value of the debt;
●	such limit applies to each new revolving credit operation or installment credit with interest; and
●	civil default interest and contractual fines resulting from penalty clauses (imposed for late payments), as well as other fees and commissions incident to the financing operation, make up the calculation of interest that is subject to the limit mentioned therein.

CMN Resolution 5,112/2023 also ensures that credit card issuers and holders can renegotiate the financing, provided that the total amount charged as interest and financial charges applicable to each renegotiation does not exceed the amount of the debt originally constituted.

The rule provides that the original amount of the debt, as well as the total amount charged as interest, and financial charges applicable to each financing operation must be detailed in the respective statements and invoices in connection with current regulations (i.e., CMN Resolution No. 5,004, of March 24, 2022, and Resolution 96, of May 19, 2021).

CMN Resolution 5,112/23 came into force on the date of its publication, however, considering the provisions of the Law 14,690/2023, the interest rate limitation will apply to any new financing (revolving and installment credits) agreed as of January 3, 2024. Financing operations agreed up to this date follow the previous rules.

Form 20-F | 2024	118

The provisions of CMN Resolution 5,112/2023 have been applied throughout 2024 and will also apply throughout 2025. However, as Law 14,960/2023 sets forth that relevant stakeholders may submit to the Central Bank of Brazil a self-regulation proposal that can be reviewed on an annual basis, it is possible that in the next year such self-regulation is further approved by the CMN and adopted as the market standard instead of the provisions of CMN Resolution 5,112/2023 (subject to the limitations provided in Law 14,960/2023).

Interest Rates Cap

Law No. 14,905 of 2024, published on July 1, 2024, introduces significant amendments to the Brazilian Civil Code, particularly concerning adjustment for inflation and interest accrual in cases of default. The law allows parties to freely determine the index used to calculate the adjustment for inflation and interest rates in contracts, within legal limits. In the absence of specific provisions, adjustment for inflation will be based on the Broad National Consumer Price Index (IPCA), while statutory interest will be calculated based on the Basic Interest Rate of the Special Settlement and Custody System (SELIC) rate minus the applicable index, with a floor of zero. Additionally, the law mandates the Central Bank to create a publicly accessible tool for simulating statutory interest rates. National Monetary Council (CMN) Resolution No. 5,171, of August 29, 2024, details the formula for calculating interest rates pursuant to the law.

Law No. 14,905 also limits previous legal provisions that capped interest rates as provided by Decree-Law No. 22,626, of April 7, 1933, or the Usury Law, expressly stating that the Usury Law does not apply to certain obligations undertaken outside the National Financial System. These include transactions contracted solely between legal entities, represented by debt instruments or securities, involving financial institutions and other Central Bank-licensed institutions, among others, and carried out in the financial, capital, or securities markets.

All relevant provisions of Law No. 14,905 entered into force on August 30, 2024.

Virtual Assets and Virtual Asset Service Providers

In Brazil, the virtual asset market is governed by Law No. 14,478/2022, which set the guidelines for the provision of virtual asset services and for the regulation of virtual asset service providers, or “VASPs.” Under Decree No. 11,563/2023, the Central Bank of Brazil is responsible for authorizing, regulating and supervising the entities qualifying as VASPs under Law No. 14,478/2022 – which excludes virtual assets qualifying as securities (among others). As of the date of this annual report, the Central Bank of Brazil has not issued regulations governing the licensing process and other topics involving VASPs in Brazil.

However, on December 14, 2023, the Central Bank of Brazil published Public Consultation No. 97 to gather input from the market for regulating the activities of VASPs, based on Law No. 14,478 of 2022. This questionnaire-style public consultation addresses mainly the following topics: asset segregation and risk management, use of virtual assets in cross-border payments and direct investments, consolidation of activities and virtual asset trading, subcontracting of essential services, rules of governance and conduct, cybersecurity, disclosure and customer protection and transition rules.

On November 8, 2024, the Central Bank of Brazil launched Public Consultations No. 109 and 110, proposing a regulatory framework for virtual asset services, VASPs and the provision of virtual asset services by other institutions authorized by the Central Bank of Brazil (including multiservice banks and securities broker and dealer firms). Public Consultation 109 focuses on the incorporation and operation of VASPs and regulatory requirements applicable to the offering of virtual asset services by VASPs and other regulated entities, including asset segregation requirements, anti-money laundering rules, and the possibility of engaging foreign custodians. Public Consultation 110 addresses the authorization and licensing process for VASPs, foreign exchange brokerage firms and securities broker and dealer firms.

Form 20-F | 2024	119

Furthermore, on November 29, 2024, the Central Bank launched Public Consultation No. 111, which aims to regulate VASPs' operations in the foreign exchange market. This draft rule allows for international payments and transfers using virtual assets as a means of settlement and without involving fiat currency conversions, subject to certain restrictions. The Central Bank also sets limits on transactions and requires VASPs to verify the origin of virtual assets from non-resident self-custodied wallets.

Public Consultation regarding Market Risk Capital Requirements

On August 20, 2024, the Central Bank of Brazil and the CMN launched Public Consultation No. 102, which proposed amendments to Resolutions CMN No. 4,958 and BCB Resolution No. 200, regarding the calculation of risk-weighted assets (RWA) for market risk exposures in trading portfolios, aligning with the Fundamental Review of the Trading Book (FRTB) under Basel III. The Consultation established a new RWA component, RWASENS, calculating required capital for market risk exposures in the trading book and replacing the current exposure-based methodology with a sensitivity-based approach. These changes represent a significant shift towards a sensitivity-based approach for market risk capital requirements, aligning with international standards and enhancing market risk management for Brazilian financial institutions.

Public Consultation regarding Prudential Regulation for Financial Conglomerates

On September 24, 2024, the Central Bank of Brazil, in a joint effort with the CMN, launched Public Consultation No. 106, which proposed amendments including changes to policies, strategies, and processes to ensure the timely transfer of liquidity between institutions within the same prudential conglomerate. This aims to address potential liquidity imbalances and prevent localized losses from spreading, thereby avoiding the need for supervisory intervention. The amendments also propose extending the Short-Term Liquidity Coverage Ratio (LCR) requirement to a sub-consolidated basis for entities within Brazil, ensuring that liquidity resources are available domestically in times of need, as well as updating the calculation for Leverage Ratio (RA), setting a minimum RA requirement of 3% for materially relevant institutions in Segments 1 (S1) and 2 (S2).

The proposed changes aim to align Brazil's prudential regulation with international standards, particularly the Basel III framework, and to enhance the stability and resilience of the financial system.

Public Consultation regarding Banking as a Service (BaaS) Regulation

On October 31, 2024, the Central Bank of Brazil launched Public Consultation No. 108, which intends to set a new framework for the Banking as a Service (BaaS) model between financial institutions, payment institutions, and other entities authorized by the Central Bank of Brazil and non-regulated parties. A significant aspect of the proposed regulation focuses on the arrangements for the offering of payment services. From an anti-fraud perspective, it is expected that by requiring the use of regulated accounts for the execution of BaaS services and implementing prevention and traceability rules, the new regulation will enhance the efficiency of prevention mechanisms. The proposal provides that subacquirers must operate exclusively through BaaS arrangements, requiring them to partner with an authorized BaaS provider. This aims to enhance transparency, security, and regulatory oversight of payment services, while restricting the activities of sub-acquirers and increasing operational costs for settling transactions. While this could have positive impacts in terms of fraud prevention, it may also negatively affect payment schemes relationships by imposing additional compliance burdens and limiting the role of subacquirers.

Form 20-F | 2024	120

Public Consultation regarding Naming Regulations for Authorized Institutions in Brazil

On February 13, 2025, the Central Bank of Brazil launched Public Consultation No. 117, which intends to require institutions to use terms in their names that clearly indicate their authorized activities. Pursuant to the Consultation, institutions would be prohibited from using terms suggesting unauthorized activities or implying a different type of institution, such as “bank” for non-banking institutions. Prudential conglomerates can use terms referring to their authorized activities or the name of a member institution, and member institutions can include the conglomerate's name if they specify their specific authorization. The proposed rule provides for a transition period for adaptation with respect to existing entities.

The proposed resolution also forbids authorized institutions from partnering with entities that use misleading terms in their names. Institutions must clearly communicate their authorized activities and services in all communication channels and disclose their prudential conglomerate affiliation if applicable.

Mexico

Our Regulatory Position

In Mexico, our products are offered by Nu México Financiera, S.A. de C.V., S.F.P., a financial institution (subject to the Popular Savings and Credit Law) authorized to receive deposits and grant loans. Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the CNBV (an administrative authority which, among other matters is in charge of prudential regulations), Condusef (the financial consumer protection agency), and also the Bank of Mexico or "Banxico" (the Central Bank of Mexico, with authority to regulate among other matters payment systems and financial products). Mexican authorities have been reviewing the regulations applicable to financial entities and closely supervise financial technology companies. The main characteristic of a Sofipo-type license is to enable institutions to take deposits from customers, while having fewer assets and lower capital requirements compared to banks. In October 2023, Nu applied for a banking license before the CNBV. This strategic move aims to provide a broader and more robust regulatory profile through which Nu Mexico will be able to provide its customers with a wider range of products and benefits, including investments, payroll portability, and higher deposit limits.

Legal and regulatory framework Applicable to the Mexican Financial System

General Overview

The Mexican payment systems operate under a comprehensive legal framework designed to ensure financial stability, consumer protection, and compliance with international financial standards. Mexican payment systems are subject to the supervision of the Bank of Mexico and the CNBV.

Form 20-F | 2024	121

The regulatory landscape is shaped by laws and secondary regulations applicable to high value payment systems (the interbank payment system or SPEI) and low value payment systems (cards and checks). Payment system regulations apply to financial institutions, payment service providers, and fintech companies, among other participants, ensuring interoperability, security, and efficiency in transactions.

Regulations applicable to payment systems are far reaching, and refer not only to the payment processes themselves, but also to consumer protection, competition, and anti-money laundering matters.

Legislation Applicable to Nu México Financiera, S.A. de C.V., S.F.P.

Nu México must comply with several key laws and regulations, including:

●	Law of Popular Savings and Credit (LACP): Governs Sofipos, setting rules for their operation, capitalization, and supervision;
●	Law for the Transparency and Order of the Financial System, which covers transparency and consumer protection regulations;
●	Law to regulate Financial Technology Institutions, which covers open banking rules, transactions with cryptocurrencies by financial institutions and sandbox programs;
●	Federal Law on the Protection of Personal Data Held by Private Parties (LFPDPPP), which regulates data privacy obligations for financial institutions handling customer information;
●	Code of Commerce, setting forth specific requirements applicable to commercial activities (e.g., electronic transactions);
●	General Law for Negotiable Instruments and Credit Transactions, setting forth requirements applicable to financial products and agreements (e.g., deposits, promissory notes).

Nu México is also subject to secondary regulations, including:

●	Corporate governance, capitalization, electronic channels, and third-party contracting, as regulated by CNBV;
●	Transparency, credit and prepaid cards, payment systems, as regulated by the Mexican Central Bank;
●	Ani-money laundering and terrorism financing, as regulated by the Ministry of Finance and Public Credit;
●	Transparency and consumer protection, as regulated by the Condusef.

Main Regulatory Authorities in Mexico

The main regulatory authorities that oversee our business are:

●	Ministry of Fiance and Public Credit (SHCP): Sets forth the policy regarding financial institutions, and issues secondary regulations regarding anti-money laundering and terrorism financing, among other matters;
●	CNBV: Oversees the financial system, ensuring compliance with applicable laws and supervising Sofipos, banks, and fintech companies;
●	Bank of Mexico (Banxico): Regulates the national payment system, setting rules for electronic transactions, clearinghouses, and financial interoperability; financial products; and prudential matters of financial entities.
●	National Commission for the Protection and Defense of Financial Services Users (Condusef):

Form 20-F | 2024	122

Protects consumer rights and ensures fair practices in financial services.

Rules Governing the Payment System

Banxico’s rules on Payment Networks and Interoperability: Establishes guidelines for card payment and electronic payment networks. Banxico’s rules (Circular 13/2017) establish specific requirements for payment system interoperability, which shall be observed by Sofipos.

Banxico’s rules on Electronic Payment System (SPEI) Regulations: Govern real-time payments and electronic fund transfers, ensuring security and transparency in digital transactions. Regarding payment systems, Sofipos may participate in them in accordance with Banxico’s rules (Circular 14/2017), which regulates access to and use of the Interbank Electronic Payment System. This regulation requires Sofipos to have a robust technological infrastructure, effective internal controls, and cybersecurity measures to ensure the authenticity and security of electronic transactions.

SHCP’s AML/CFT Regulations: Sofipos and financial entities must adhere to Anti-Money Laundering (AML) and Countering the Financing of Terrorism (CFT) obligations as defined by the Financial Intelligence Unit (UIF) and international standards. Nu Mexico shall comply with the Federal Law for the Prevention and Identification of Operations with Illicit Proceeds (LFPIORPI), which mandates specific controls for customer identification and anti-money laundering procedures, including reporting obligations to the Financial Intelligence Unit.

Sofipos

Nu Mexico operates as a Sofipo, which is an entity authorized to offer various financial services, including:

●	Deposits: Accepting savings and term deposits from the public.
●	Loans: Providing loans to individuals and small businesses.
●	Payment Services: Facilitating payment operations such as money transfers and payment processing.

These activities position Sofipos as key players in enhancing financial inclusion by offering accessible financial products. However, in October 2023, Nu applied for a banking license before the CNBV. This strategic move aims to provide a broader and more robust regulatory profile through which Nu Mexico will be able to provide its customers with a wider range of products and benefits, including investments, payroll portability, and higher deposit limits.

Payment Schemes

Sofipos participate in payment schemes that enable them to process transactions efficiently and securely. Their involvement in these schemes ensures that clients can perform transactions such as fund transfers and bill payments, thereby integrating underserved populations into the formal financial system.

Capital Requirements for Operational Risks

In Mexico, Sofipos are regulated under the Law of Popular Savings and Credit (LACP) and the regulatory framework established by the CNBV. The capital requirements for operational risk for Sofipos follow the guidelines set forth in Basel III, adapted to the Mexican financial system, ensuring financial stability and protecting depositors. Sofipos are required to allocate capital for operational risks based on the methodologies defined by the CNBV, which align with the Basel Committee’s standards. The current methodology includes several key elements, such as the Basic Indicator Approach (BIA), which includes operational risk capital requirements that are determined as a percentage of the Sofipo’s gross income, reflecting its exposure to operational risk. The CNBV periodically updates capital requirement methodologies to align with international best practices, such as Basel III.

Form 20-F | 2024	123

Transparency Regulations

Sofipos must comply with transparency requirements, and consumer protection regulations under a framework set forth by the Condusef, CNBV and Banxico. Such requirements include, using standard form agreements with clear language, disclosing the total annual costs of credit cards and the total annual gain under deposit and investment agreements, applying an interest rate expressed in annual terms for loans, disclosing any fees charged to customers in exhibits to its customer-facing agreements, and implementing processes to handle loss or theft of card, among others.

These regulations collectively aim to enhance the stability, security, and transparency of financial services in Mexico, ensuring consumer protection and fostering trust in the financial system, and Condusef and Banxico are active in reviewing and assessing compliance with such regulations.

Compliance and Internal Controls

In Mexico, as a Sofipo, we are mandated to implement robust compliance frameworks and internal controls to ensure adherence to applicable regulations and safeguard the institution's integrity. Key requirements include:

●	Corporate Governance: Establishing governance structures with clear roles and responsibilities to oversee operations effectively.
●	Risk Management: Implementing comprehensive risk management systems to identify, assess, and mitigate potential risks.

●           Internal Audits: Conducting regular internal audits to evaluate the effectiveness of internal controls and compliance procedures.

These measures are designed to promote transparency, accountability, and sound management practices within Sofipos.

Insolvency Regimes

The LACP outlines specific procedures for addressing financial distress within Sofipos, including:

●	Intervention: The CNBV may intervene in a Sofipo's operations if significant irregularities or solvency issues are detected. This intervention aims to protect depositors and maintain financial stability.
●	Extrajudicial Liquidation: If a Sofipo is deemed non-viable, the CNBV can initiate an extrajudicial liquidation process to orderly wind down operations and settle obligations.
●	Temporary Special Administration Regime: In certain cases, a temporary special administration may be appointed to manage the Sofipo's affairs, with the goal of restoring stability or facilitating an orderly resolution.

Form 20-F | 2024	124

Compliance and Internal Controls

In Mexico, as a Sofipo, we are mandated to implement robust compliance frameworks and internal controls to ensure adherence to applicable regulations and safeguard the institution's integrity. Key requirements include:

●	Corporate Governance: Establishing governance structures with clear roles and responsibilities to oversee operations effectively.
●	Risk Management: Implementing comprehensive risk management systems to identify, assess, and mitigate potential risks.

●           Internal Audits: Conducting regular internal audits to evaluate the effectiveness of internal controls and compliance procedures.

These measures are designed to promote transparency, accountability, and sound management practices within Sofipos.

Internal Auditing

Internal auditing serves as a critical component in evaluating and improving the effectiveness of governance, risk management, and control processes. Mexican regulations mandate that financial institutions maintain measures of control that include evaluations by internal auditing areas or independent external auditors to assess compliance with anti-money laundering provisions.

Independent Auditors and Audit Committee

Pursuant to the secondary regulations issued by the CNBV, Sofipos must hire an independent auditor firm which complies with eligibility requirements set forth in such regulations, such as independence and holding a certification issued by the CNBV. Our independent auditors provide an objective assessment of the financial statements and operations of the Mexican entity. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a discussion on our audit committee’s role in ensuring integrity and transparency of our operations and financial reporting.

Anti-Money Laundering

Sofipos must comply with stringent AML regulations to prevent financial crimes, as set forth in the Law of Popular Savings and Credit (LACP) and secondary regulations issued by the SHCP. Such obligations include:

•	Customer Due Diligence (CDD): Verifying the identity of clients and understanding the nature of their activities.
•	Transaction Monitoring: Implementing systems to detect and report suspicious transactions.
•	Reporting Requirements: Submitting reports on large or unusual transactions to relevant authorities.

Additionally, in Mexico, the Federal Law for the Prevention and Identification of Transactions Involving Illicit Proceeds (LFPIORPI) mandates that commercial entities establish internal controls to prevent and detect money laundering, and provides that financial entities such as Nu Mexico will be subject to the special rules mentioned above. This includes conducting regular audits, implementing automated systems, and adopting a risk-based approach to monitor transactions effectively.

Form 20-F | 2024	125

Politically Exposed Persons

Politically Exposed Persons (PEPs) are individuals who hold or have held prominent public positions and may present higher risks due to potential involvement in corruption or money laundering activities. Mexican regulations require financial institutions to implement enhanced due diligence measures when establishing business relationships with PEPs. This includes obtaining senior management approval, establishing the source of funds, and conducting ongoing monitoring of the business relationship to detect unusual transactions.

Punitive Sanctions

Non-compliance with Mexican regulatory requirements can result in punitive sanctions, including fines, restrictions on operations, or revocation of licenses. The LFPIORPI outlines various sanctions for entities that fail to comply with anti-money laundering obligations, emphasizing the importance of adherence to legal standards.

Fraud Prevention in the Provision of Payment Services

Financial institutions are required to comply with fraud prevention requirements. Banxico's regulatory framework requires that the use of credit and debit cards be protected by authentication and certification requirements in order to prevent fraud. In addition, The CNBV requires that Sofipos, among others, notify their clients about irregular or suspicious activities, and put together identification mechanisms, and other processes to detect, prevent and remediate irregular transactions and Fraud.

Ombudsman

An ombudsman acts as an impartial intermediary between the institution and its customers or employees, addressing complaints and resolving disputes. Establishing an ombudsman function demonstrates the institution's commitment to accountability and fair treatment, thereby enhancing trust and credibility among stakeholders.

Sofipos are required to have a consumer attention unit to receive claims and address concerns by customers.

Whistleblowing Hotline

In Mexico, Sofipos do not have an explicit regulatory obligation to establish a whistleblowing channel for reporting irregularities or misconduct within the organization. However, implementing such channels is considered a best practice in the areas of corporate integrity, corruption prevention, and ethical compliance.

Additionally, Condusef establishes provisions requiring financial institutions, such as Nu México, to provide the necessary information for supervision, customer service, and dispute resolution. While these provisions mainly focus on consumer protection, they reflect the importance of having adequate mechanisms for receiving and managing complaints and reports.

Form 20-F | 2024	126

Nu México has a mandatory internal whistleblower system set forth in its Code of Conduct available and applicable to all employees. Employees are trained and encouraged to use the system if they detect any conduct that could breach regulations.

E-Commerce, Data Protection and Taxes

The regulatory landscape governing e-commerce, data protection, taxation, and consumer protection is comprehensive, aiming to foster digital commerce while safeguarding consumer rights and ensuring compliance with fiscal obligations.

●	E-commerce in Mexico is regulated to ensure consumer protection and fair business practices. The legal framework requires that consumers receive adequate protection to prevent fraud during online transactions. This regulation was established in April 1998 by the Organization for Economic Cooperation and Development (OECD) through its Consumer Policy Committee, recommending that governments, suppliers, consumers, and their representatives adhere to guidelines for the formulation and implementation of self-regulatory schemes for consumer protection in e-commerce.
●	Regarding data protection regulation, Nu complies with the Federal Law on the Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) that governs data protection in Mexico. This law mandates that any transfer of personal data to foreign entities must ensure an equivalent level of protection as provided under Mexican law. Before transferring data internationally, businesses must obtain explicit consent from data subjects, specifying the purpose of the transfer and the destination.
●	For taxation of Digital Service, Mexican authorities have implemented tax regulations to ensure that digital platforms comply with fiscal obligations. Starting from reforms initiated in 2020, digital platforms are now obliged to act as intermediaries in tax collection, enhancing compliance with Mexican tax regulations.

Consumer Protection Laws

Consumer protection in the financial services sector is supported by a robust legal framework that guarantees consumer rights and promotes transparent and fair practices by financial institutions. The main applicable regulations are:

1.	Law for the Protection and Defense of Financial Services Users: This law aims to protect and defend the rights and interests of the general public using financial services provided by authorized institutions. It establishes the organization, procedures, and operation of the Condusef, which is responsible for assisting and supporting users in resolving complaints and claims against financial institutions.
2.	Law for Transparency and Regulation of Financial Services: This law promotes transparency in financial operations and services, as well as regulates the fees and interest rates that financial institutions may charge users.
3.	Federal Consumer Protection Law: Although this law has a general application, it also covers aspects related to the protection of consumers in the financial sector, complementing the specific provisions for the financial services.

Form 20-F | 2024	127

Data Privacy and Protection

The protection of personal data is mainly regulated by the Federal Law on Protection of Personal Data Held by Private Parties (LFPDPPP) and its Regulations, which establishes the principles and obligations with which individuals and/or entities acting as data controllers or processors must comply. The LFPDPPP is based on principles such as lawfulness, consent, information, quality, purpose, loyalty, proportionality, and responsibility. It also guarantees data subjects’ ARCO rights (Access, Rectification, Cancellation, and Opposition) and provides mechanisms for their enforcement. In case of non-compliance, the LFPDPPP imposes significant financial penalties, depending on the severity of the violation and the type of data affected.

In the public sector, personal data protection is regulated by the General Law on Protection of Personal Data Held by Obligated Subjects (LGPDPSO), which applies to government entities. In specific industries, such as finance and telecommunications, additional regulations set specific requirements for data processing and security. For instance, in the financial sector, institutions must comply with guidelines issued by the CNBV, which establishes obligations for safeguarding client information and ensuring confidentiality in banking operations. Mexican legislation also includes provisions on international data transfers, requiring data controllers to implement appropriate security measures. In the digital context, although there is no specific law dedicated to online data protection, the Federal Consumer Protection Law and the E-Commerce Law contain provisions on privacy and the processing of information on digital platforms.

Financial Secrecy

Sofipos are also required to adhere to strict confidentiality protocols concerning client information under the Law of Popular Savings and Credit, the Federal Law on the Protection of Personal Data Held by Private Parties and the secondary regulations issued by the CNBV. The obligation to maintain the confidentiality of deposits and other transactions is a fundamental aspect of the financial system. Disclosure of such information is permitted only under specific circumstances, such as with the explicit consent of the client or upon request by competent authorities.

Cybersecurity

Banxico and CNBV have implemented measures to enhance cybersecurity within the financial sector. In November 2017, the National Cybersecurity Strategy was established, followed by coordination agreements in May 2018 to reinforce information security across financial entities. Additionally, in June 2018, principles were set to strengthen information security in the financial system, which financial entities must follow to elevate their information security levels. Such measures include developing and implementing a mandatory information security internal control system directed to ensure the confidentiality, integrity and availability of information through the assessment of the adequacy and sufficiency of proprietary and third-party infrastructure, implementation of logical and physical segregation of networks, testings, periodic vulnerability and penetration tests, mandating the appointment of a chief information security officer, and requiring reaction plans for security incidents.

Environmental Accountability

Mexico's Constitution mandates that any individual or entity causing environmental harm is subject to administrative and criminal sanctions and is obligated to repair the damages. The National Environmental Policy outlines the framework for environmental protection, and financial institutions, including Sofipos, may be considered indirect contributors to environmental harm. Consequently, they can be held accountable across administrative, civil, and criminal domains. Civil liability entails strict and joint responsibility, obligating all involved parties to address the environmental degradation caused. Criminal liability is applicable when intentional or negligent actions result in environmental harm.

Form 20-F | 2024	128

Virtual Assets and Virtual Assets Service Providers

Mexico lacks a comprehensive framework regarding Virtual Assets.

Virtual Assets (VAs) and Virtual Asset Service Providers (VASPs) are primarily governed by the Law to Regulate Financial Technology Institutions, commonly known as the Fintech Law, enacted in March 2018. This legislation establishes the legal framework for entities engaging in activities involving virtual assets, aiming to promote financial innovation while ensuring consumer protection and financial stability.

The Fintech Law defines a virtual asset as a representation of value electronically registered and utilized among the public as a means of payment for all types of legal acts, and whose transfer can only be carried out through electronic means. Entities that offer services related to the use, exchange, and custody of these virtual assets are considered VASPs.

Financial institutions, such as banks and fintech companies, are required to obtain authorization from Banxico to operate with virtual assets. Banxico has issued Circular 4/2019, which outlines the authorization process of virtual assets that financial institutions may handle and sets forth the terms, conditions, and restrictions applicable to their operations. These measures are designed to mitigate risks associated with money laundering and terrorist financing. To date, Banxico has not authorized any specific virtual asset.

With respect to commercial companies and individuals, VAs are regulated by the Federal Law for the Identification and Prevention of Transactions with Assets with Illicit Origin.

Recent Developments in Mexico

Revolving Credit (Crédito Rotativo) Regulations

Condusef has implemented a universal format for credit card statements in Mexico, effective as of October 1, 2024. This measure aims to enhance transparency, facilitate consumer understanding, and improve financial decision-making. This new format which includes a standardized structure, detailed payment information, payment scenarios, transaction summary, cost indicators, payment distribution details and dispute information, empowers consumers to manage their finances more effectively, offering clearer insights into credit card usage and costs. Condusef provides a user guide to help consumers understand and utilize the new statement format.

Reference Interest Rates

On April 13, 2023, following the global trend of transitioning from rates such as LIBOR to overnight rates, Banxico issued Circulars 3/2023 and 4/2023, establishing reforms to the regulations applicable to banks and other financial entities. These circulars set the deadlines after which the use of the traditional Equilibrium Interbank Interest Rate (TIIE) for terms longer than one business day as a reference in new contracts would be replaced by the new Funding TIIE (TIIE de Fondeo), an overnight rate. As of January 1, 2025, financial institutions are required to use the Funding TIIE as the reference rate for new contracts, replacing the 28-day TIIE on the legacy ones.

Form 20-F | 2024	129

Colombia

Our Regulatory Position

Regulatory Framework for Colombian Financial Institutions

The Colombian financial system is composed of various types of financial institutions, which are primarily categorized into credit establishments, financial services entities, and other financial institutions. These entities are regulated and supervised by the Superintendency of Finance (Superintendencia Financiera de Colombia, “SFC”), which ensures the stability, safety, and confidence in the financial system.

Principal Laws, Decrees and Regulations

The regulatory framework for financial institutions in Colombia is primarily governed by the Estatuto Orgánico del Sistema Financiero (Decree 663 of 1993), which establishes the operational, prudential, and supervisory requirements for financial entities. This decree is complemented by several other laws and decrees, including:

•	Law 964 of 2005: Known as the Securities Market Law, it established norms for the management, utilization, and investment of resources captured from the public through securities.
•	Law 1328 of 2009: This law introduced financial consumer protection regulations, including rights and obligations, the Financial Consumer Attention System (SAC), and the provision of information to consumers.
•	Decree 2555 of 2010: This decree consolidates financial regulations related to credit operations, portfolio management, investment services, and risk management, establishing the core regulatory framework for financial institutions.
•	External Circulars 029 of 2014 (Circular Básica Jurídica, “CBJ”) and 100 of 1995 (Circular Básica Contable y Financiera, “CBCF”): Compile the rules and regulations issued by the SFC that apply to financial institutions and other entities under its supervision.

Main supervision, inspection and surveillance entities

The Colombian Constitution assigns the responsibility for the inspection, surveillance and control of the financial entities to the President of the Republic (numeral 26, Article 189, Colombian Constitution). The Constitution also assigns to the President the responsibility to regulate through the issuance of decrees, resolutions and orders needed to comply with the laws (numeral 11, Article 189, Colombian Constitution).

The Presidential responsibility for the inspection, surveillance and control of financial entities exercised through the SFC, which is the sole supervisor of the financial sector in Colombia (article 11.2.1.3.1 of the Presidential Decree 2555 of 2010). The SFC is a technical body under the Ministry of Finance, with legal representation, administrative and financial autonomy. The SFC supervises the financial system to preserve its stability, safety and confidence, as well as organizing and developing the Colombian capital markets and protecting investors, depositors and insurance policy holders

Form 20-F | 2024	130

Key Interest Rates

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate ("interés bancario corriente" or "IBC"), certified and calculated by the SFC as the weighted average rate of interest ordinarily charged by banks for loans made during a specified period. The certification process is carried out for the following credit portfolios: consumer and ordinary; low loan amounts; and microcredit (which is divided into five different loan modalities).

In 2024, the SFC continued to refine its methodology for calculating the IBC, further enhancing the accuracy and representativeness of the certified rates. The changes included a more granular approach to data collection and analysis, ensuring that the certified rates reflect the actual market conditions more closely. As a result, the certified IBC rates for 2024 were as follows: (i) 24.88% for consumer and ordinary loans, (ii) 37.50% for low loan amounts, and (iii) an average of 30.00% for the five microcredit categories.

Looking ahead to 2025, the SFC has announced additional adjustments to the certification process, aimed at increasing transparency and reducing the potential for market distortions. These adjustments include the separation of consumer and ordinary loans into distinct categories for certification purposes, which is expected to provide a clearer picture of the interest rate environment for each type of loan. The preliminary certified IBC rates for January 2025 are: (i) 24.88% for consumer loans, (ii) 25.22% for ordinary loans, (iii) 37.50% for low amount loans, and (iv) an average of 32.00% for the five microcredit categories.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions are based on most of the Basel III standards, as set forth in Decree 2555 of 2010. The regulation provides for a gradual implementation plan beginning in 2021 and ending in 2024 for requirements regarding solvency ratios and capital buffers. The minimum capital adequacy ratio is set at 9% of the financial institution's total risk-weighted assets. Additionally, institutions must comply with a minimum basic solvency ratio of 4.5%, a minimum additional basic solvency ratio of 6% by 2024, a capital conservation buffer of 1.5%, and a systemically important institution buffer of 1%.

Minimum Capital Requirements

The minimum capital requirement for banks, including financing companies, is established in Article 80 of Decree 663 of 1993. For 2024, the minimum capital requirement is COP 133,321 million. Failure to meet this requirement can result in the SFC taking possession of the institution. As of the date of this annual report, Nu Colombia is in compliance with this minimum capital requirement.

Form 20-F | 2024	131

Technical Capital

Technical capital is calculated as the sum of Common Equity Tier One Capital (CET1), Additional Tier One Capital (AT1), and Tier Two Capital (T2). The SFC must review and approve whether a given instrument qualifies as CET1, AT1, or T2.

Solvency Ratios

The Capital Adequacy Ratio is set at a minimum of 9% of the financial institution's total risk-weighted assets. Each entity must comply with:

•	A minimum basic solvency ratio of 4.5% (CET1 after deductions divided by total risk-weighted assets and off-balance sheet items).
•	A minimum additional basic solvency ratio of 4.875% starting January 1, 2021, increasing gradually to 6% by January 1, 2024.
•	A capital conservation buffer of 0.375% starting January 1, 2021, increasing gradually to 1.5% by January 1, 2024.
•	A systemically important institution buffer of 0.25% starting January 1, 2021, increasing gradually to 1% by January 1, 2024.
•	A combined buffer equivalent to the sum of the aforementioned buffers as of January 1, 2024.

Leverage Ratio

Credit establishments must comply with a minimum leverage ratio of 3%, defined as the sum of CET1 after deductions and AT1, divided by the leverage value (sum of all net assets, net exposures in repo transactions, credit exposures in derivatives, and exposure value of all contingencies).

Additional Capital Requirements

Mandatory Investments

Colombian financial institutions, including financing companies, are required to hold minimum mandatory investments in agricultural development debt instruments (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a government entity, in an amount calculated by applying a fixed percentage to the quarterly average of certain liabilities.

Foreign Currency Position Requirements

According to External Resolution 1 of 2018, a financial institution's foreign currency position is the difference between its foreign currency-denominated assets and liabilities. There are specific limits on these positions relative to the institution's technical capital.

Form 20-F | 2024	132

Reserve Requirements

Credit institutions must satisfy reserve requirements with respect to deposits and other cash demands, held by the Central Bank in the form of cash deposits. The reserve requirements vary depending on the class of deposits. According to External Resolution 5 of 2008, as amended by External Resolution 9 of 2016 and External Resolution 20 of 2020, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

Reserve requirements for credit institutions presented a range between 0% and 8.0%. Credit institutions have to maintain reserves of 8.0% for checking accounts and savings deposits, reserves of 3.5% for time deposits with a maturity of less than 540 days, and no reserves for time deposits with a maturity equal or greater than 540 days.

Large Exposures and Concentration Limits

The Decrees 1533 of 2022 and 1358 of 2024 introduce significant regulatory changes for credit establishments in Colombia, focusing on risk management and transactions with linked parties. Decree 1533 of 2022, issued by the President of the Republic of Colombia, modifies Decree 2555 of 2010 to establish new regulations for the identification and management of large exposures and risk concentration in credit institutions. This decree aims to mitigate potential losses in case of counterparty defaults by setting limits on credit exposures to individual counterparties and connected groups. Specifically, it requires that exposures with a single counterparty or a connected group of counterparties do not exceed 25% of the institution's base capital, and it sets a limit of 20% for exposures to shareholders or associates with a direct or indirect investment equal to or greater than 20% of the institution's base capital. Additionally, credit establishments must report significant exposures to the SFC and maintain effective policies for risk management.

Decree 1358 of 2024 further refines the criteria for determining linked parties and establishes mechanisms for monitoring and managing transactions with these parties to prevent conflicts of interest. It extends the transition period for compliance with these new regulations, allowing certain entities up to 60 months to adapt. These changes aim to enhance the financial stability and governance of credit establishments, ensuring transparency and accountability in their operations. By mandating the identification, monitoring, and management of large exposures and risk concentration, these decrees collectively contribute to a more robust regulatory framework that safeguards the interests of credit institutions and their stakeholders.

Corporate Governance and Shareholding Composition Requirements

Board of Directors

Financial institutions must have a board of directors that meets specific criteria for independence, expertise, and integrity. The SFC reviews the suitability of board members, ensuring they possess the necessary qualifications and experience. The board is responsible for overseeing the institution's strategic direction, risk management, and compliance with regulatory requirements.

Form 20-F | 2024	133

Shareholding Composition

Credit Institutions are organized stock companies ("sociedad anónima") and must have a minimum of five shareholders at all times. No single shareholder may own 95% or more of the Bank's subscribed capital stock. Transactions resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution are subject to prior authorization by the SFC.

Risk Management Systems

The External Circular 018 of 2021 issued by the SFC establishes the "Sistema Integral de Administración de Riesgos" (the “SIAR”) and the "Sistema de Administración de Riesgos de las Entidades Exceptuadas del SIAR" (the “SARE”) to enhance risk management practices in financial entities. The SIAR is a comprehensive risk management framework mandated by the SFC, requiring financial entities, including financing companies, to design, implement, and maintain a system that integrates policies, strategies, procedures, methodologies, controls, and limits to manage risks effectively. This system integrates the management of various risks including credit, market, operational, liquidity, counterparty, guarantee, insurance, and country risks, aligning with international standards.

The SIAR mandates the establishment of a risk appetite framework and the identification, measurement, control, monitoring, and timely reporting of risks. The governance structure includes the Board of Directors, legal representatives, risk management functions, risk committees, internal audit, and fiscal reviewers. Additionally, the SIAR emphasizes the importance of a robust internal and external information system, regular documentation, and annual reviews to ensure the system's adequacy and alignment with the entity's risk profile, business plan, and regulatory requirements. This comprehensive approach ensures that financial entities are well-equipped to manage a wide array of risks, thereby enhancing their overall stability and resilience.

Internal Control System Framework

The internal control system requirements for financial entities supervised in Colombia are designed to ensure transparency, accountability, and the effective management of risks. These requirements are established by various regulatory bodies, including the SFC, the Colombian Central Bank, and other governmental entities. The framework is based on international best practices and aims to promote robust corporate governance structures.

Data Privacy and Protection

In Colombia, financial institutions must comply with several regulatory laws on behalf of Data protection, including Law 1581 of 2012 (General Data Protection Law), Law 1266 of 2008 (Statutory Law on Credit Information), and Decree 1377 of 2013. These regulations aim to enhance financial inclusion, consumer protection, and innovation. The regulatory environment is advancing towards possibly implementing open finance and digital asset regulations, along with new rules on large exposures and related-party transactions to improve risk management.

Non-compliance with data protection laws can result in significant penalties from the Superintendence of Industry and Commerce (SIC), including fines up to $500,000 per infringement. Violations, such as processing data without proper consent, can lead to mandated policy changes, cessation of data processing activities, and reputational damage.

Form 20-F | 2024	134

Cybersecurity Rules

The cybersecurity framework for financial institutions in Colombia is designed to enhance cyber risk management and promote the adoption of best practices. The regulatory framework is primarily established through External Circular 007 of 2018, modified by External Circular 033 of 2020, issued by the SFC. These regulations provide a comprehensive set of requirements aimed at ensuring the security and integrity of information systems within financial entities.

Anti-Money Laundering Provisions

The regulatory framework for Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF) in Colombia, referred to as the "Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo" (SARLAFT), is designed to prevent and control money laundering and the financing of terrorism. This framework is governed by various laws, decrees, and circulars issued by the Colombian government and regulatory bodies, including the SFC and the Colombian Central Bank.

Financial Consumer Protection

The regulatory framework for consumer protection in the Colombian financial sector is designed to uphold the rights and responsibilities of financial consumers while imposing obligations on financial institutions to minimize disputes and enhance transparency. Key elements include Law 1328 of 2009, which establishes consumer rights such as the right to information, fair treatment, safety, choice, and privacy, and imposes obligations on financial institutions to ensure transparency, effective complaint handling, consumer education, data protection, and fair practices. The SFC oversees compliance, issuing regulations, monitoring adherence, imposing sanctions, and resolving disputes.

Recent developments include the promotion of an Immediate Payments System (SPI) to enhance secure and efficient transactions, and the introduction of regulations to improve cybersecurity and prevent money laundering. The SFC's role is crucial in enforcing these regulations, ensuring that financial institutions comply with established standards, and protecting consumers' rights. This comprehensive framework aims to ensure that financial consumers are treated fairly and have access to clear and accurate information about financial products and services.

Immediate Payments System

In 2023, Colombia initiated the development of an Immediate Payments System (SPI) to align with international standards, similar to Brazil's Pix and the United States' FedNow system. The legal framework for this new payment ecosystem is established by Resolution 6 of 2023 and Circular DSP-465 issued by the Central Bank. This framework aims to create an interbank instant payments infrastructure managed by the Central Bank, ensuring interoperability of technologies, systems, and entities through secure communication protocols and advanced encryption standards. The project is scheduled to be completed in the first quarter of 2025, following five implementation phases.

The Central Bank of Colombia identified the need for a fast, easy, and immediate payment system to reduce the high usage of cash (over 70% of transactions) and promote financial inclusion. The new infrastructure will consist of two main components: a settlement module for 24/7 money transfers, enhancing efficiency and security, and a central directory to standardize user experience across all financial entities.

Form 20-F | 2024	135

The system, named “Bre-B”, will be operational from the second half of 2025, allowing users to make instant transfers between different financial entities via unique identifiers or "keys" linked to their accounts. These keys can be a national ID number, mobile number, email address, or an alphanumeric code provided by the bank. Users can register multiple keys for their accounts, facilitating easy and secure transactions without needing to share account numbers.

Bre-B is expected to revolutionize digital payments in Colombia, providing a secure, efficient, and inclusive platform for instant money transfers, available 24/7. This initiative is expected to significantly advance the country's digitalization efforts and financial inclusion.

Other Countries

We also have information technology and business support operations in Uruguay and the United States.

For more information regarding the laws and regulations applicable to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation.”

C.       Organizational Structure

Our group is currently composed of 40 entities, including Nu Holdings Ltd. and our 39 subsidiaries, 16 of which are incorporated in Brazil, and the remainder of which are incorporated in other countries. None of our subsidiaries is currently licensed to operate as a bank. Our significant subsidiaries and a summary of their operations are as follows:

Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos”

Nu Pagamentos, our 100% owned indirect subsidiary organized in Brazil, is primarily engaged in the issuance and administration of credit cards and payment transfers through prepaid accounts. Nu Pagamentos is a regulated payment institution under Brazilian law and is authorized to operate in such capacity by the Central Bank of Brazil.

Nu Financeira S.A. – SCFI, or “Nu Financeira”

Nu Financeira, our 100%-owned indirect subsidiary organized in Brazil, was launched in February 2019 and offers personal loans as its main product. Nu Financeira is a regulated financial institution under Brazilian law and is authorized to operate in such capacity by the Central Bank of Brazil.

Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários., or “Nu Investimentos”

Nu Investimentos, our 100%-owned indirect subsidiary organized in Brazil, is engaged in digital investment platform Nu Investimentos and operates as a regulated broker dealer under the oversight of the Central Bank of Brazil.

Form 20-F | 2024	136

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

Nu Colombia Compañía de Financiamiento , or “Nu Colombia Financiera”

Nu Colombia Financiera, our 100%-owned indirect subsidiary organized in Colombia, provides financial services while raising public funds, which allows us to reduce funding costs for credit products. Since January 2024, Nu Colombia Financiera is a regulated ﬁnancial Institution under Colombian Law and is authorized to operate in such capacity by the SFC.

A simplified organizational chart showing our corporate structure is set forth below.

1.	Nu subsidiaries organized in Brazil consist of Internet – Fundo de Investimento em Participações Multiestratégia, Nu Pagamentos S.A. – Instituição de Pagamento, Nu Asset Management Ltda., NuPay for Business Instituição de Pagamento Ltda., Nu Brasil Tecnologia Ltda., Nu Brasil Serviços Ltda., Nu Crypto Ltda., NuCommerce Ltda., Nu Canais Ltda., Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários, Vérios Gestão de Recursos Ltda., Nu Corretora de Seguros Ltda., Instituto Nu, Olivia AI do Brasil Participações Ltda, Olivia AI do Brasil – Instituição de Pagamento Ltda.
2.	Nu subsidiaries organized in Colombia consist of Nu Global Colombia S.A.S and Nu Colombia Compañía de Financiamiento S.A.
3.	Nu subsidiaries organized in Mexico consist of Nu BN México, S.A. de C.V., Nu BN Servicios México, S.A. de C.V., Nu BN Tecnologia, S.A. de C.V and Nu México Financiera, S.A. de C.V., SOFIPO.

Form 20-F | 2024	137

4.	Nu subsidiaries organized in Uruguay consist of Nu Tecnologia S.A., Nu Plat, S.A. and Nu Uruguay Investments S.A.
5.	Nu subsidiaries organized in the United States consist of Nu 1-B LLC, Nu 2-B LLC, Nu 3-B LLC, Nu 1-A LLC, Nu 2-A LLC, Nu 3-A LLC, Nu USA LLC, Nu MX LLC, Nu North America, Inc, and Olivia AI Inc.

For more details about our organization structure please refer to “Item 4. Information on the Company—A. History and Development of the Company,” “Exhibit 8.1 – List of Subsidiaries” to this annual report on form 20-F and Note 3—Basis of Consolidation” to our consolidated financial statements.

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

As of December 31, 2024, we did not own any Brazil-issued patents or copyrights. However, we filed a patent application on May 10, 2021 for the ultraviolet card feature before the United States Patent and Trademark Office (“USPTO”) and the Patent Cooperation Treaty system, which was granted by the USPTO on January 25, 2022. Moreover, on May 11, 2022, we filed a patent application for NuTap, a feature that allows the merchant to receive the payment from their phone instead of using a bank card machine, before the USPTO, which is still analyzing our request. Also, we own a number of trademarks in Brazil, Mexico, Colombia, United States and several other countries including Nu, NUBANK and its variations, and other valuable trademarks and logos covering various brands, products and services, including credit card, account, insurance and other services provided by Nu. In October 2024, Nubank received the “highly-renowned” brand status in Brazil from INPI, Brazil's local authority in Industrial Property. This means the brand NUBANK now has a broader protection and exclusivity across all classes and market segments. This status is also recognized by the World Intellectual Property Organization (WIPO) which favors highly-renowned brands in intellectual property disputes and expansion. We also own a number of domain names registered in Brazil, including “nubank.com.br” and “nu.com.br”, and abroad such as “nu.com.mx” and “nu.com.co”.

On May 14, 2024, the USPTO granted our registration for the trademark “Nu” in the United States. On March 23, 2021, the USPTO also granted our registration for the trademark “NUBANK” in class 36 (financial services), on February 13, 2024, the USPTO granted our registration for the trademark “NUBANK” also in classes 09 (Computer software applications enabling banking customers to access online banking systems) and 35 (Commercial information and advice for consumers; Billing services in the field of credit and financial services products), and on February 6, 2024, the USPTO granted our registration for the trademark "NUBANK” in class 42 (Providing online, non-downloadable computer software applications enabling banking customers to access online banking systems), all in the United States.

Moreover, as of the date of this annual report, we own the “Datomic” software, which was developed internally by Nu North America. “Datomic” is a database management operating system for domain-specific transactional data, which was also developed using Java and Clojure programming languages, which are open-source. We use “Datomic” for various purposes that range from storing registration data to storing metadata. We also own the software for the “App Nubank” mobile application, which is used by our customers to access our services, and was developed internally by us.

Form 20-F | 2024	138

Properties

Our main operational headquarters are located in the city of São Paulo, state of São Paulo, Brazil, which includes the majority of our product development, sales, marketing, and business operations. Our principal executive offices consist of approximately 111,912 square feet of space under a lease that expires in September 2028. We also have leased offices in several other locations, including in Mexico, Colombia, Uruguay and the United States, and believe our facilities are sufficient for our current needs. The table below sets forth additional information regarding our offices in each country as of December 31, 2024:

Name of the Office	Location	Type	Ownership	Size (in sq. feet)
HQ1	São Paulo, Brazil	Office	Leased	111,912
HQ2	São Paulo, Brazil	Office	Leased	58,364
Spark, Vila Leopoldina	São Paulo, Brazil	Office	Leased	99,868
Mexico – SPEI 2 Coworking	Querétaro, Mexico	Office	Leased	108
Mexico – Work Polanco	CDMX, Mexico	Office	Leased	95,917
Spaces 80 Coworking	Bogota, Colombia	Office	Leased	10,780
Nu North America	Durham, USA	Office	Leased	4,650
Nu Tecnología | Nu Uruguay Investments S.A.	Montevideu, UR	Office	Leased	886
Total				382,485

As of December 31, 2024, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in São Paulo, Brazil, and different locations in the United States. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Item 4A. Unresolved staff comments

Not applicable.

Item 3. Key Information

A.	[Reserved.]
B.	Capitalization and Indebtedness

Not applicable.

Form 20-F | 2024	139

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Business and Industry

●	Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand and image, including through effective marketing strategies, would harm our business, financial condition and results of operations.
●	Failure to successfully implement and improve our risk management policies, procedures and methods, including our credit risk management system, would materially and adversely affect our business, results of operations and financial condition.
●	Our international expansion efforts may not be successful, or may subject our business to increased risks.
●	Our business is highly dependent on the proper functioning of information technology systems, particularly at scale. Any failure of these systems would disrupt our business and impair our ability to provide our services and products effectively to our customers.
●	We depend on data centers operated by third parties and third-party Internet-hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Risks Relating to Regulatory Matters and Litigation

●	We are subject to extensive regulation and regulatory and governmental oversight as a digital financial services platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.
●	Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance, and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.

Form 20-F | 2024	140

●	We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in laws and regulations could harm our business, financial condition or results of operations.
●	Changes in tax laws, incentives, benefits and regulations may adversely affect our financial condition and results of operations.

Risks Relating to the Countries in Which We Operate

●	Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares.
●	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Colombia and Mexico, which could have a material adverse effect on us.
●	Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm us and the price of our Class A ordinary shares.

Risks Relating to Our Class A Ordinary Shares

●	An active trading market for our Class A ordinary shares may not be sustainable. If an active trading market is not maintained, you may not be able to sell your shares and you could lose a significant part of your investment.
●	Our founding shareholder and CEO David Vélez owns 88.6% of our outstanding Class B ordinary shares, which represents approximately 75.2% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.
●	We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Risks Relating to Intellectual Property, Privacy and Cybersecurity

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

Form 20-F | 2024	141

●	Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.
●	Claims by others that we infringe their proprietary technology or other rights could have a material and adverse effect on our business, financial condition and results of operations.

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

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand including due to, but not limited to, changes in the current regulatory framework that may prevent it from being used as it is currently used by us (see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Public Consultation regarding Naming Regulations for Authorized Institutions in Brazil.”) or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new customers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

Form 20-F | 2024	142

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

Form 20-F | 2024	143

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

We currently operate in Brazil, Mexico and Colombia, and we have information technology and support operations in the United States and Uruguay. As part of our growth strategy, we may expand our operations by offering our products and services in additional regions, as well as additional countries in Latin America, where we have little or no experience, and by expanding our business in the jurisdictions in which we currently operate. We may not be successful in expanding our operations into these or other markets in a cost-effective or timely manner, if at all, and our products and services may not experience the same market adoption in such international jurisdictions as we have enjoyed in Brazil. In particular, the expansion of our business into new geographies (or the further expansion in geographies in which we currently operate) may depend on the local regulatory environment or require a close commercial relationship with one or more local banks or other intermediaries, which could prevent, delay or limit the introductions of our products and services in such countries. Local regulatory environments may vary widely in terms of scope and sophistication.

In October 2023, we applied for a banking license in Mexico, and we believe we are in the final stages to receive approval by the CNBV. Despite our best efforts to obtain such license, the delay or even the failure to obtain it may significantly impact our expansion plans and may require us to reassess our strategies in Mexico. For further information on such license, see “Item 4. Information on the Company—B. Business Overview—Mexico."

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

Form 20-F | 2024	144

Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:

●	increased licensing, regulatory and supervision requirements;
●	competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;
●	increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;
●	changes to the way we do business as compared with our current operations;
●	a lack of acceptance of our products and services;
●	the ability to support and integrate with local third-party service providers;
●	difficulties in staffing and managing foreign operations in an environment of diverse culture, language, laws and customs;
●	difficulties in recruiting and retaining qualified employees and maintaining our company culture;
●	increased travel, infrastructure and legal and compliance costs;
●	compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;
●	compliance with complex and potentially conflicting and changing tax regimes;
●	potential tariffs, sanctions, fines or other trade restrictions;
●	exchange rate exposure;
●	increased exposure to public health issues such as pandemics, and related industry and governmental actions to address these issues; and
●	regional economic and political instability, such as the ongoing war between Russia and the Ukraine and the conflict in the Middle East.

Form 20-F | 2024	145

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions across numerous and diverse markets and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses. See “—We depend on data centers operated by third parties and third-party internet-hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

Form 20-F | 2024	146

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

While we maintain oversight of our third-party data center hosting facilities and Internet-hosting providers, such third parties are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and such third-parties do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. These third-party providers may experience website disruptions, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, computer viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. In particular, we do not control the operation of the third-party data center hosting facilities, and such facilities are vulnerable to damage or interruption from human error, intentional bad acts, power loss, hardware failures, telecommunications failures, improper operation, unauthorized entry, data loss, power loss, cyberattacks, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes, natural disasters or similar catastrophic events. They also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or terminate our hosting arrangement or other unanticipated problems could result in lengthy interruptions in the delivery of our solutions, cause system interruptions, prevent our customers from accessing their accounts online, reputational harm and loss of critical data, prevent us from supporting our solutions or cause us to incur additional expense in arranging for new facilities and support.

Form 20-F | 2024	147

If we lose the services of one or more of our Internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to computer viruses or denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our solutions and adverse perception of our solutions’ reliability, or we could be required to retain the services of replacement providers, which could increase our operating costs and materially and adversely affect our business, financial condition and results of operations.

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

Negative publicity about us (including our directors, officers or employees) or our industry, including the transparency, fairness, customer experience, quality and reliability of our products or services, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, misconduct by or statements made by our directors, officers or employees, funding sources, capital and liquidity positions, service providers or others in our industry, could adversely affect our reputation and the confidence in, and the use of, our products and services. This and any future negative publicity could harm our reputation and cause disruptions to business. Any such reputational harm could further affect the behavior of customers and, as a result, materially and adversely affect our business, results of operations, financial condition and future prospects.

Form 20-F | 2024	148

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

Our provisions for credit losses are based on our current assessments and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, government macroeconomic policies, interest rates and the legal and regulatory environment. Although we have several controls in place to monitor provisions adequacy, as many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot guarantee that our current or future reserves for credit losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates beyond expectations, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses, which may adversely affect our financial condition. As such, any unexpected increase in the level of our non-performing loans could have a material adverse effect on our financial condition.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. Our future success is significantly dependent upon the continued service of our executives and other key employees, and in particular our founding shareholder, chairman and chief executive officer David Vélez. If we lose the services of any member of management or any key employee, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which would severely disrupt our business and growth.

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

Form 20-F | 2024	149

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

We have experienced and expect in the near term to continue to experience rapid growth. For instance, our total revenue increased by 43.4%, reaching US$11,517.1 million in 2024 from US$8,029.0 million in 2023. On a FX Neutral basis, our total revenue increased by 57.6%, reaching US$11,517.1 million in 2024 from US$7,309.5 million in 2023. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures.” The number of our full-time employees increased by 13%, reaching 8,700 on December 31, 2024, compared to 7,700 on December 31, 2023. Nevertheless, our growth has placed and will continue to place significant demands on our administrative, operational and financial resources. Our ability to effectively manage our growth will depend on a number of factors, including our ability to:

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

Form 20-F | 2024	150

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

The commercial success of our consumer technology platform has depended and may continue to depend in part on the success of our credit card business. We have historically derived a significant portion of our revenue from (i) the interchange fees we collect when a customer uses a Nu credit card to make a purchase and (ii) the interest rates we receive from the financing or revolving of Nu credit card balance by our customers. In the year ended December 31, 2024, interchange fees and interest related to credit cards accounted for 12.0% and 33.0% of our revenue, respectively (14.8% and 31.4% in the year ended December 31, 2023). While we expect our revenue concentration to decline in the future as we expand our suite of products and services, our efforts to diversify our revenue sources, such as new products and regional diversification, may not be successful and our reliance on credit card-related revenue may increase. Further, our revenue would be significantly harmed if we were to lose all or a substantial portion of our credit card business, whether due to loss of customers, regulatory or legislative developments or otherwise. In particular, our revenue would be harmed if the interchange fees that we collect or the interest rates that we charge become capped by regulators (or, in markets in which regulatory caps already exist, if such caps were reduced). Please see “—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.”

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

Form 20-F | 2024	151

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

Our ability to maintain and expand our customer base depends on a number of factors, including our ability to provide relevant and timely products and services to meet their changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, in 2021, we acquired Nu Investimentos, our broker-dealer subsidiary, and have announced plans to expand our insurance broker activities. However, if new or improved features, products and services fail to meet shifting customer demands and fail to attract new customers or encourage existing customers to expand their engagement with our products and services, our growth may slow or decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new and retain existing customers.
Our existing and new products and services, including our payments, investments, insurance and credit solutions, could fail to attract new and retain existing customers for many reasons, including:

●	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
●	customers may not like, find useful or agree with any changes we make to our products or services;
●	the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;
●	we may fail to provide sufficient customer support;

Form 20-F | 2024	152

●	customers may dislike our pricing, in particular in comparison to the pricing of competing products and services;
●	competing products and services may be introduced or anticipated to be introduced by our competitors; and
●	there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

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

Form 20-F | 2024	153

Our use and provision of solutions powered by artificial intelligence could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

We incorporate artificial intelligence (AI) into numerous aspects of our business, such as enhancing our customer service, credit analysis, and data analytics. Additionally, we apply established machine learning techniques in areas like fraud detection, anti-money laundering, sanctions screening, product personalization, and marketing. While AI holds great promise, it also presents evolving risks, challenges and uncertainties. There is no guarantee that the use of AI will consistently improve our network or help make our operations more effective, efficient, or profitable. The AI models we use might not always be correctly designed or implemented and could rely on data that is biased, incomplete, or otherwise suboptimal. Our AI technologies could face issues due to unforeseen defects, technical challenges, data breaches, cybersecurity threats, or performance-related concerns. Consequently, our use of AI might unintentionally hinder our efficiency or produce outcomes that misalign with our business goals or values or do not comply with our policies or procedures, potentially affecting our brand and reputation or negatively impacting the performance of our business. There is also a risk of facing liabilities due to non-compliance with laws or contractual obligations.

In addition, the final text of the AI Bill was approved by the Brazilian Senate in 2024 by means of the Bill of Law No. 2,338/23, which seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil. This bill, which is currently under discussion in the Brazilian House of Representatives and, if approved, will be submitted for presidential approval or veto, would seek to introduce potential compliance requirements, liability standards, or usage restrictions that could directly affect our operations. If approved by the Brazilian House of Representatives and thereafter enacted into law, Bill of Law No. 2,338/23 may impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems.

Additionally, if any of our employees, contractors, vendors, or service providers input our confidential information while using any third-party AI technology related to our business, it might unintentionally expose this sensitive information. This could impact our ability to adequately protect our intellectual property rights or harm our competitive position and reputation.

We have utilized and may continue to explore generative AI, a novel technology still in its early commercial stages, in specific business areas like customer service and code analysis. While promising, generative AI poses additional risks and may produce outputs that are inaccurate, incomplete, or biased and which may not be easily detectable. Our established processes and controls, which include human oversight in AI training and monitoring of generative AI tools, aim to mitigate these risks. However, any deficiencies or perceived flaws in AI-generated content could negatively impact our reputation and business, potentially leading to additional costs, including in the form of damages or fines.

Form 20-F | 2024	154

The use of AI by us and others has, in some instances, led to data breaches and cybersecurity incidents impacting users' personal information. Such occurrences could damage our reputation and expose us to legal or regulatory risks, especially concerning intellectual property, privacy, and other rights.

For further information on risks related to our use of artificial intelligence, see also “—As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.”

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

Form 20-F | 2024	155

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

In the past, we identified material weaknesses in our internal control over financial reporting. If we fail to identify and remediate other material weaknesses and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We have in the past identified certain material weaknesses in our internal control over financial reporting. Our controls are designed to provide reasonable assurance on the information disclosed in our financial report, but, as result of inherent limitations in our internal control over financial reporting, we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures—D. Changes in Internal Control over Financial Reporting.”

Form 20-F | 2024	156

If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions. As disclosed in “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting” of this annual report, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Further, in terms of regulations and legislation in Brazil, all Brazilian financial and payment institutions, which includes some of our Brazilian subsidiaries, must maintain internal guidelines and procedures to control their respective financial, operational and information systems, and must comply with all applicable legislation. CMN Resolution No. 4,595 of August 28, 2017 provides that Brazilian financial institutions must implement and maintain a compliance policy compatible with its nature, size, complexity, structure, risk profile and business model. Central Bank of Brazil Resolution No. 65 of January 26, 2021, provides similar rules for Brazilian payment institutions. In accordance with CMN Resolution No. 4,968 of November 25, 2021, the executive officers of Brazilian financial institutions are responsible for implementing efficient internal control structures that set out control responsibilities and procedures and establish objectives and procedures applicable to all levels of the institution, among other requirements. The Resolution No. 260 of November 22, 2022, provides similar rules for Brazilian Payment institutions. The executive officers are also responsible for ensuring compliance with all internal procedures.

We have incurred losses in the past, and we may generate losses in the future.

We achieved profitability for the years ended December 31, 2024 and 2023. We incurred losses in the previous financial years. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to maintain and/or increase profitability. In addition, we intend to expand our customer base, and continue to invest in developing products and services that we believe will improve the experiences of our customers and therefore improve our long-term results of operations. However, customer acquisition could cause us to incur losses in the short term because a material portion of the costs associated with new customers are generally incurred up front, while revenue is uncertain and mostly recognized thereafter as customers make interest payments and utilize our services. Likewise, improvements in products and services have and will continue to cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which could materially and adversely affect our business. If any of these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may incur losses in the future.

Form 20-F | 2024	157

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

As part of our suite of products and services, we enable our customers to purchase and sell certain crypto assets in our platform (NuCrypto). Any failure by us or our partners to maintain the necessary controls or to manage crypto assets and funds appropriately and in compliance with applicable regulatory requirements and cybersecurity considerations could result in potential loss of cryptocurrencies, reputational harm, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. The significant regulatory uncertainty regarding crypto assets and crypto trading platforms, including in Brazil, may restrict, limit, regulate in excessive and burdensome manner the investment in crypto assets or prohibit the use of such assets and/or related transactions in different jurisdictions, which could adversely affect our activities, the manner in which we currently conduct some aspects of our business and, as a result, our financial condition, results of operations and the market price of our Class A ordinary shares. Consequently, we are subject to potential litigation from clients who may lose their investments in cryptocurrency due to market volatility, or as a result of operational failures and from the uncertain regulatory landscape.

Form 20-F | 2024	158

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

Although IFRS Accounting Standards do not provide specific guidance with respect to crypto assets,, in January 2025, the SEC staff released Staff Accounting Bulletin No. 122 (“SAB 122”), which rescinded Staff Accounting Bulletin No. 121 (“SAB 121”). The Company effected the rescission of SAB 121 and adopted SAB 122 as of December 31, 2024 on a fully retrospective basis, resulting in the Company derecognizing the previously recognized safeguarding obligation liability related to crypto assets held for other parties and the corresponding safeguarding asset related to crypto assets held for other parties. For more information see note 1 to our audited consolidated financial statements. Given the evolving regulatory landscape for both crypto assets and accounting standards, we cannot assure you that the SEC or other regulatory bodies will not implement further changes affecting our financial reporting, nor can we guarantee that we will be able to timely adapt to any such changes, if at all.

On December 14, 2023, the Central Bank of Brazil initiated Public Consultation No. 97 to gather market input on regulating VASPs, addressing key areas such as asset segregation and risk management, use of virtual assets in cross-border payments and direct investments, consolidation of activities and virtual asset trading subcontracting of essential services, rules of governance and conduct, cybersecurity, disclosure and customer protection and transition rules. Subsequent consultations, including Public Consultations No. 109 and 110 launched on November 8, 2024, propose detailed regulatory frameworks for the incorporation, operation, and licensing of VASPs and other regulated entities. These consultations emphasize compliance requirements such as anti-money laundering rules, asset segregation, and the engagement of foreign custodians. Additionally, Public Consultation No. 111, launched on November 29, 2024, aims to regulate VASPs' operations in the foreign exchange market, introducing rules for international payments and transfers using virtual assets.

The proposed regulatory frameworks could significantly impact our business by introducing new compliance requirements, stringent reporting obligations, and enhanced oversight mechanisms. These changes may increase our operational costs, limit our ability to engage in certain business practices, and expose us to greater regulatory scrutiny and potential penalties. The evolving nature of these regulations adds a layer of uncertainty to our operations, potentially affecting our financial condition and results of operations. On the other hand, regulation enhances the robustness, integrity, and perceived security of the industry among customers, which we believe is crucial for sustainable growth. For a detailed discussion of these potential impacts, please refer to item “—Recent Developments in Brazil—Virtual Assets and Virtual Assets Service Providers” of the Regulatory Overview.

Form 20-F | 2024	159

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

Form 20-F | 2024	160

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

Form 20-F | 2024	161

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

Form 20-F | 2024	162

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

As part of our growth strategy, we intend to continue to evaluate opportunities to acquire, invest or form partnerships or joint ventures with businesses, technologies, services and products as such opportunities arise. For more information on our acquisitions, investments, partnerships, or joint ventures, see “Item 5. Operating and financial review and prospects—A. Operating Results—Acquisitions, investments,new lines of business and other developments.” We have entered and may enter into other strategic transactions or arrangements in the future. We may not, however, be able to identify appropriate acquisition, investment, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to successfully negotiate or finance such future acquisitions, investments, partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of investing in or partnering with other businesses or integrating an acquired business, technology, service or product into our business may divert management’s attention from our core business, and may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.

Financing an acquisition, investment or other strategic transaction could result in dilution to existing shareholders from issuing equity securities or convertible debt securities, or a weaker balance sheet from using cash or incurring debt, and equity or debt financing may not be available to us on favorable terms, if at all. In addition, in connection with an acquisition or investment, it is possible that the goodwill that has been attributed, or may be attributed, to the target may have to be written down if the valuation assumptions are required to be reassessed as a result of any deterioration in the underlying profitability, asset quality and other relevant matters. There can be no assurance that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results of operations and net assets.

Form 20-F | 2024	163

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

Form 20-F | 2024	164

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

Form 20-F | 2024	165

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

Financial instruments, including derivative instruments, securities, cash and cash equivalents that are substantially composed of securities and compulsory and other deposits at central banks represented 55.0% and 52.3% of our total assets as of December 31, 2024 and 2023, respectively. Any realized or unrealized future gains or losses from our investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or assess the fair value of investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in interest rates and interest rates instead increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future, and any losses on our securities and derivative financial instruments could materially and adversely affect our income and financial condition. In addition, any decrease in the value of our investment and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

Form 20-F | 2024	166

We currently rely primarily on retail deposits as our main source of funding. As of December 31, 2024, we had US$28.9 billion of deposits, 90.5% of which were payable on demand, while we had US$20.6 billion of cash and cash equivalents and securities, composed substantially of liquid government bonds, and US$6.7 billion in compulsory and other deposits at central banks. The ongoing availability of funding through retail deposits is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy, in the financial services industry and in us, the availability and extent of deposit guarantees and competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals that we experience in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. This would have a material adverse effect on our results of operations, financial condition and prospects.

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

Changes in market and economic conditions could adversely affect revenues, our loan portfolio and decrease the demand for our products and services.

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

Form 20-F | 2024	167

In addition, government actions to control inflation in the countries in which we operate have often involved, among other measures, increases or decreases in interest rates, which directly impact our business. Part of our total revenue consists of interest income on credit card receivables (revolving and refinanced credit card balances) and loans, which is calculated using the effective interest method, which allocates basic interest rate and direct and incremental fees and costs over the expected lives of the assets. As of December 31, 2024, total interest income and gains (losses) on financial instruments was US$9,631.1 million, an increase of US$3,191.4 million, or 49.6%, from US$6,439.7 million for the year ended December 31, 2023.

Increases in interest rates and our credit spreads can directly affect our revenue derived from interest income. Positive variations in the basic interest rate can have an immediate positive effect on our revenues derived from interest income, but can also be harmful to us, causing, among other effects, a reduction in the demand for our credit and investment products, an increase in the cost of raising funds and the risk of default by our customers, all of which could adversely affect us. Conversely, negative variations in the basic interest rate may cause us to lower the interest rate we charge in our financial products and consequently lower our revenues derived from interest income. Changes in our credit spreads are market-driven. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for more information. Any of these circumstances could adversely affect our results of operations, financial condition or business.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under the terms of our indebtedness, which may not be successful.

As of December 31, 2024, we had total indebtedness of US$1,756.6 million (comprising US$ 1,730.4 million in borrowings and financing and US$26.2 million in lease liabilities). Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

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

Form 20-F | 2024	168

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

As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, Mexico and Colombia, where most of our operations are located, and outside of these jurisdictions. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of and, in turn, the payments, dividends and distributions from, our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A ordinary shares. We may be required to pay taxes on distributions made by our operating subsidiaries to us under the local laws applicable to such subsidiaries. For example, in December 2023, the Brazilian National Congress approved Constitutional Amendment Bill (PEC) no. 45/2019, which was enacted to change the taxes over goods and services also known as the Tax Consumption Reform. According to the Brazilian Government, the next phase of the Reform will be the Income Tax Reform. We believe it is very likely that they will address the income taxes on the distribution of dividends. There are some bills before Congress about taxation on dividends (eg. bills of law No. 2,337/21 and No. 1.087/25) and any imposition of or increases in the taxation on the distribution of dividends (or similar payments or distributions, such as interest on shareholders’ equity) may adversely affect us.

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

Form 20-F | 2024	169

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

Form 20-F | 2024	170

Risks Relating to Regulatory Matters and Litigation

We are subject to extensive regulation and regulatory and governmental oversight as a digital financial services platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.

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

Form 20-F | 2024	171

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

Form 20-F | 2024	172

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

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Uruguay and the United States. In particular, in Mexico, our products are offered by a financial institution, Sofipo. Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the CNBV, Condusef and, in limited issues, Banxico. Mexican authorities have been reviewing the regulations applicable to financial entities and closely supervise digital financial companies. Changes to these laws and other applicable laws and regulations have been discussed by the Mexican regulators, and could materially affect our operations in Mexico. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview-Mexico” for more information. In Colombia, our savings account and credit card products are offered by a financial entity subject to extensive regulation, predominantly under the Financial System’s Basic Legal Statute—which sets the framework for operating financial entities, including protocols for safeguarding customer deposits and guidelines on regulatory compliance and oversight—as well as laws governing financial consumer protection and data protection. Additionally, interest rates in Colombia are capped as provided by the Colombian Commercial and Criminal Codes. Our operations in Colombia are subject to supervision by the SFC (with some exceptions) and by the Superintendence of Industry and Commerce regarding data protection. Furthermore, the new Colombian government has expressed clear intentions to promote inclusion and competition through an instant payment system currently being developed by the Central Bank (referred to as Bre-B) and through open banking regulations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview-Colombia” - for more information.

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

Form 20-F | 2024	173

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

We operate in jurisdictions that have a high risk for corruption and we are subject to various anti-corruption, anti-bribery and anti-money laundering laws and regulations, as well as those relating to sanctions, including the Brazilian Federal Law No. 12,846/2013, or the “Clean Company Act,” the Brazilian Federal Law No. 9,613/1998, or the “Brazilian Anti-Money Laundering Law,” the Brazilian Federal Law No. 8,429/1992, or the “Brazilian Public Improbity Law,” the Brazilian Federal Law No. 7,492/1986 or the “White-Collar Crime Law”, the Brazilian Federal Law No. 14,133/2021, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA,” among others. Each of the Clean Company Act, the Brazilian Anti-Money Laundering Act, the Brazilian Public Improbity Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries.

Form 20-F | 2024	174

In Colombia, key laws on anti-corruption, anti-bribery, and anti-money laundering include: Law 1474 of 2011 (Anti-Corruption Statute, which establishes a series of provisions aimed at preventing, investigating, and sanctioning corruption in both the public and private sectors), Law 599 of 2000 (Colombian Criminal Code, which defines offenses such as bribery in Article 444 and money laundering Article 323), Law 190 of 1995 (Anti-Corruption and Transparency Statute), Law 2195 of 2022 (which strengthens sanctions and controls against corruption), Law 1121 of 2006 (measures against terrorist financing), Decree 663 of 1993 (Financial System Organic Statute, which establishes prevention obligations for financial entities. Chapter XVI is related to prevention of criminal activities), and P1 Tit IV Chapter IV of the Basic Legal Circular of Financial Superintendence of Colombia (SARLAFT regulation, which regulates the implementation of the AML System for financial entities).

Nu México Financiera is subject to strict anti-corruption, anti-bribery, and anti-money laundering (AML) regulations in Mexico. Two of the key laws governing AML efforts are the Federal Law on the Prevention and Identification of Operations with Resources of Illicit Origin (LFPIORPI) and the Popular Savings and Credit Law, which require Nu Mexico to monitor, report, and prevent money laundering and terrorism financing activities. Secondary regulations stemming from such laws require Nu Mexico to implement internal controls, conduct customer due diligence (Know Your Customer – KYC), and report suspicious transactions to the Financial Intelligence Unit (Unidad de Inteligencia Financiera or UIF), which is responsible for investigating and preventing illicit financial activities.

Nu México Financiera must comply with the General Law of Administrative Responsibilities (LGRA) and the Federal Criminal Code, which establish fines and penalties for public and private sector corruption, including bribery, embezzlement, and influence peddling. These laws prohibit engaging in corrupt practices and require robust compliance programs to mitigate risks.

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

Financial crime – and the surrounding regulatory landscape – is continually evolving. Our ability to comply with changing applicable legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability, which requires proactive and adaptable responses from us and ongoing changes to systems and operational activities. While we maintain policies and procedures aimed at detecting and preventing the use of our platform for money laundering and other financial crime-related activities, emerging technologies could limit our ability to track the movement of funds and therefore present a risk to our company. Even known threats can never be fully eliminated, and there will be instances where our platform may be used by other parties to engage in money laundering and other illegal or improper activities. Further, compliance with these laws and regulations requires sophisticated automated systems, which may fail.

Form 20-F | 2024	175

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

Form 20-F | 2024	176

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

We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, especially those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition or results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. In addition to the laws and regulations governing our status and operation as a financial and a payment institution (discussed in “—We are subject to extensive regulation and regulatory and governmental oversight as a digital financial services platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations”), some of the federal, state or local laws and regulations that affect us include those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws; data protection and privacy laws and regulations; and securities and exchange laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview” for more information. We face significant compliance costs and risk of non-compliance with respect to these existing laws and regulations, which costs and risks could be heightened by changes and developments with respect to such laws and regulations. There has also been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into cybersecurity practices and related disclosures, of companies within its jurisdiction which, at a minimum, can result in diversion of resources for targeted businesses. There can be no guarantee that we will be able to adapt our business, or have sufficient financial resources, to comply with any new regulations, or that we will be able to successfully compete in the context of a shifting regulatory environment.

In particular, data protection and privacy laws are developing rapidly to take into account the changes in cultural and consumer attitudes towards the protection of personal data. In operating our business and providing services and solutions to customers, we collect, use, store, transmit and otherwise process sensitive employee and customer data, including personal data, in and across multiple jurisdictions. We leverage systems and applications that are spread all over the world, requiring us to regularly move data across national borders. As a result, we are subject to a variety of laws and regulations in Brazil, Mexico, Colombia (See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Data Privacy and Protection” and “—E-Commerce, Data Protection and Taxes,” “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Mexico—Data Privacy and Protection” and “—E-Commerce, Data Protection and Taxes” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Colombia—Data Privacy and Protection”) -Brazil-- and", “Item 4. Information on the Company—B. Business Overview—Regulatory Overview-Mexico-Data Privacy and Protection” and “E-commerce, Data Protection and Taxes” and “Item 4.Information on the Company—B. Business Overview—Regulatory Overview-Colombia-Data Privacy and Protection") the EU and around the world, as well as contractual obligations, regarding data privacy, security and protection. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships.

Form 20-F | 2024	177

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

In addition, non-compliance with data protection regulations can lead to significant legal, financial and reputational repercussions.

Internationally, many jurisdictions have established their own data security and privacy legal framework with which we or our customers may need to comply, including, but not limited to, the European Union, or the “EU.” The EU’s privacy, data protection and information security landscape is currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the EU, the General Data Protection Regulation, or the “GDPR,” which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for data protection compliance programs and significant increases in the level of sanctions for non-compliance. In particular, under the GDPR, EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Being subject to the GDPR, we may need to take steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot guarantee that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face liability under the GDPR. We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in the jurisdictions in which we operate and in jurisdictions into which we may expand in the future.

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

Form 20-F | 2024	178

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

Form 20-F | 2024	179

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

Form 20-F | 2024	180

Based on proposed U.S. Treasury regulations, or the “1995 Proposed Regulations,” including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2024 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Among other reasons, whether we were a PFIC in 2024 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which could be volatile) may vary from time to time. In addition, proposed U.S. Treasury regulations in 2021, or the “2021 Proposed Regulations,” significantly alter the application of the exception to the PFIC rules for the active conduct of a banking, financing, or similar business. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year.

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

Form 20-F | 2024	181

Our business may be adversely affected by recent and evolving changes in tax regulations in Brazil and other jurisdictions where we operate. In January 2025, Brazil enacted Supplementary Law No. 214/2025, establishing a new value-added tax system through the creation of the Tax on Goods and Services (IBS) and the Contribution on Goods and Services (CBS). Although the VAT framework introduces a multi-year transition period, key elements—such as applicable tax rates and detailed implementation rules—remain pending, increasing complexity and uncertainty in our tax planning. and forecasting. Separately, Brazil has adopted new transfer pricing rules aligned with OECD guidelines which may affect our intercompany transactions and overall tax position. However, several interpretative aspects are still subject to further regulatory development, which causes additional uncertainty in our tax planning and forecasting. Additionally, Brazil implemented the OECD/G20 Pillar II rules effective January 1, 2025, introducing. a 15% global minimum tax through the Qualified Domestic Minimum Top-up Tax(QDMTT) . While we do not expect the Pillar II rules to materially affect our effective tax rate—given that our operating entities are generally subject to statutory tax rates of at least 30% ,- the recent adoption of these rules contributes to an environment of ongoing tax uncertainty. Collectively, these reforms may increase compliance costs, require adjustments to our operational or legal structure, divert management attention, and adversely impact our financial condition or results of operations.

Further, the Brazilian Government has been articulating initiatives that will change Brazilian income taxation that, if enacted, could impact our business. The debates with Congress and the private sector begin in the first quarter of 2025.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, Mexico, Colombia, the Cayman Islands, the United States or any other jurisdiction in which we operate or may in the future operate may result in higher taxation of our business, which may significantly reduce our profits and cash flows from operations. In addition, the newly elected U.S. government has indicated the intent to propose significant changes to the U.S. tax system and has imposed tariffs, all of which may affect our business and our tax liabilities.

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

Form 20-F | 2024	182

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

We have been, and may in the future be, party to significant legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our employees, customers or suppliers, or environmental, competition, tax or other governmental matters, particularly with respect to civil, tax and labor claims, and in connection with conflicts of interest and lending activities. In view of the inherent difficulty of predicting the outcome of such legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state accurately what the eventual outcome of these pending matters will be. The amount of our provisions in respect to these matters may be substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions recorded by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2024 and 2023, we had provisions for taxes, other legal contingencies and other provisions of US$21.7 million and US$8.1 million, respectively.

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

Form 20-F | 2024	183

Our operations could be adversely affected by labor actions, disputes and other labor-related disruptions in the countries in which we operate.

We are subject to risks under applicable federal, state and municipal labor laws and regulations of the countries in which we operate, including potential legal disputes concerning which union applies to particular workers or the activities covered by a particular union, collective bargaining rights and compensation and other benefits, various issues arising from union agreements, potential labor reclassifications, and strikes, among others. Labor laws and regulations are complex, broad in scope and are often vague and differ vastly across states, countries and businesses and may require us to make interpretations of such laws and regulations, which may involve subjective factors or judgments. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New or different interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, compensation services, or operating expenses to comply with evolving requirements. While we continuously monitor the conditions mentioned above and actively seek optimal alternatives to assess the feasibility of implementing any necessary changes, we cannot guarantee that we will be able to make any such changes in a cost-efficient manner or at all.

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

As the regulatory framework for artificial intelligence evolves, our business, financial condition and results of operations may be adversely affected.

The European Union's adoption of the AI Act, which stands as the world's first comprehensive set of laws governing AI technologies, marks a pivotal shift in regulatory standards. This legislation is expected to influence and shape forthcoming AI-related laws and regulations across various jurisdictions worldwide. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. We are continuously monitoring regulatory developments and actively engaging with stakeholders to effectively manage any business risks associated with these changes and involving ongoing assessments and adjustments to our processes, ensuring that we meet legal and ethical standards across all regions where we operate. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. However, non-compliance could also negatively impact our reputation as well as our brand and customers’ trust in us.

Form 20-F | 2024	184

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

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered. As of December 31, 2024, we had approximately 27,830 active proceedings with PROCONs and small claims courts relating to consumer rights. To the extent customers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning consumer protection in the jurisdictions in which we operate and jurisdictions into which we intend to expand in the future, including in Mexico and Colombia and elsewhere in Latin America.

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business.

Due to our dependence upon the performance of the economies in which we do business and the interconnectedness of the global economy, policy changes in one area of the world can have an immediate and material adverse impact on markets around the world. Changes in international trade policies, including: (i) changes to existing trade agreements; (ii) greater restrictions on free trade generally; and (iii) significant increases in customs duties and tariffs on goods imported into the United States and reciprocal actions by other countries, can adversely affect the economy of the countries where we operate and consequently our financial condition and operating results.

Form 20-F | 2024	185

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). In addition, retaliatory tariffs could have a significant negative impact on foreign businesses that rely on imports from the United States, and domestic businesses that rely on exporting goods internationally.The impact of these potential tariffs on our business and financial condition, if any, is subject to a number of factors that are not yet known, including the effective date and duration of such tariffs, the scope and nature of any tariffs, the amount of any tariffs, any countermeasures that the target countries may take in response to such tariffs. Given the significance of the commercial relationships between the United States and the countries where we operate, in particular Brazil, Mexico and Colombia, this situation may impact inflation trends and can result in additional uncertainty and volatility in international markets, which could negatively affect our financial condition and results of operations.

In addition to potential increases in customs duties and tariffs in the United States and other countries, the United States-Mexico-Canada Agreement ("USMCA") is subject to renewal in 2026. There can be no assurance that any newly negotiated terms in the USMCA will not adversely affect our business.

Risks Relating to the Countries in Which We Operate

Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares

The currencies of the countries in which we operate, most notably Brazil, Colombia and Mexico, have experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In particular, the Brazilian government has implemented various economic plans and used various exchange rate policies to stabilize the real, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system, which plans and policies have had varying degrees of success. Exchange rate volatility could cause our costs to increase relative to our revenue, given that around 24% of our costs in the year ended December 31, 2024 were directly or indirectly linked to the U.S. dollar, whereas the majority of our revenue was denominated in reais.

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

Form 20-F | 2024	186

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

As an example, there have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy and financial markets. The ongoing military conflict between the Russian Federation and Ukraine that started in 2022 is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The global economy was also adversely affected by the ongoing conflict in the Middle East, which started in the second half of 2023. The war is causing a humanitarian crisis in the Gaza Strip and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility. In tandem with the appreciation of the U.S. dollar, these increases could cause greater inflationary pressures and may hinder the Brazilian, Mexican or Colombian economic growth. Additionally, the conflict has an impact on the global agricultural commodity supply, such that if grain prices rise due to increased demand, demand for Brazilian output could rise, given the country’s high production capacity and the resulting possibility of negotiating for more competitive prices, increasing export taxes and raising domestic prices, which would generate greater inflationary pressures. The conflict could also influence and change the export policies in the countries where we operate, which could adversely impact the local economy and, consequently, the capital market and diplomatic relationships between countries other than those directly involved. Furthermore, we have seen increased geopolitical risks in 2024, including escalated tensions in the Red Sea impacting global shipping and increased uncertainty surrounding AI technologies and regulation. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Form 20-F | 2024	187

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

Governments have exercised, and continue to exercise, significant influence over the economy in the countries in which we operate. This influence, as well as political and economic conditions in the countries in which we operate, could harm our business, financial condition and results of operations and the price of our Class A ordinary shares.

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our Class A ordinary shares may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the relevant economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and loan markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy, and changes in tax laws;

Form 20-F | 2024	188

●	economic, political and social instability, including general strikes and mass demonstrations;
●	labor and social security regulations;
●	energy and water shortages and rationing;
●	the outbreak of any communicable diseases or any other public health crises;
●	commodity prices; and
●	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

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

As has been true in the past, the current political and economic environment in Brazil, Mexico, Colombia, and certain other Latin American countries has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in such countries, which may adversely affect us and our Class A ordinary shares.

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

Form 20-F | 2024	189

Political instability in Brazil, Mexico and Colombia may adversely affect our business, results of operations and the trading price of our shares.

Latin American economic, political and social conditions may adversely affect our business. In 2022, the Latin America region underwent political and governmental shifts towards anti-capitalist political agendas. In the countries where we operate (Brazil, Mexico and Colombia), the changes of government have generated greater uncertainty about their economic and social stability. Our financial performance may be significantly affected not only by general economic, political and social conditions in Brazil but also in other markets where we operate or intend to operate, including Mexico and Colombia.

Brazil

In Brazil, Luis Inácio Lula da Silva, or “Lula,” was elected president in October 2022, for a four-year term starting in January 2023. Lula’s first days in office were impacted by the largest protests against democratic institutions in the history of Brazil. Certain groups formed by extreme supporters of the defeated candidate (former president Jair Messias Bolsonaro) performed acts of civil unrest and stormed into Brazil’s Supreme Court, Congress and Presidency buildings, conducting acts of violence and destruction. Although extreme and concerning, we have not seen a deterioration of Brazilian governmental institutions nor of the political environment overall.

Following this episode, the new administration secured a broad coalition to reelect both speakers of the Congress. In early February 2025, new presidents were elected for both the Chamber of Deputies and the Senate in Brazil. The new congressional leadership may influence legislative priorities and the regulatory environment, potentially leading to shifts in policy that could affect our business activities. Given the instability of the current political scenario in Brazil, we cannot provide any assurances that political developments, over which we have no control, will not affect the Brazilian economy and consequently our business and results of operations.

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

Within the scope of his responsibilities as president of Brazil, Lula has appointed Gabriel Galípolo as the new president for the Central Bank of Brazil for a four-year term, starting in January 2025. As this position holds significant influence over monetary policy and economic regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

Mexico

Mexican political events may also affect our business operations. In Mexico, changes to the political direction of the country have been a determining factor in business investment. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.

The current President’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and a strong influence in the majority of local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including Constitutional reforms, which could affect our business, results of operations, financial condition, and prospects. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects.

Form 20-F | 2024	190

Should the government's agenda result in social and political instability, our business, financial condition, and results of operations, as well as market conditions and prices of our securities could be adversely affected. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and net income.

Colombia

Beginning in November 2019 and more recently in 2021, Colombia has experienced civic unrest, including a national strike and anti-government protests. Demonstrators in the country, protesting for several reasons, including opposing certain economic and political reforms proposed by the administration of President Duque, public corruption, and the implementation of the peace agreement between Colombia and the guerrilla Fuerzas Armadas Revolucionarias de Colombia (FARC). In addition, protestors have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. We cannot predict the policies that will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. On June 16, 2022, Colombia elected the left-wing candidate Gustavo Petro as President. Gustavo Petro has announced plans to increase government intervention, reduce oil production, and impose higher taxes on oil companies; measures that could adversely affect the economy overall and potentially impact our business and financial performance.

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

The levels of economic growth in the countries where we operate have a material impact on our business, financial condition and results of operations.

Our performance depends on the overall health and growth of the economies in the countries in which we operate. Brazilian GDP growth has fluctuated over the past years, growing 3.0% in 2022, 3.2% in 2023 and 3.4% in 2024, according to the most recent and reviewed data from IBGE. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Form 20-F | 2024	191

Due to our increasingly growing operations in Mexico and Colombia, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciations or devaluations of the Mexican peso and Colombian peso against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting these countries, over which we have no control.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía – INEGI), in 2022, 2023 and 2024 the Mexican GDP grew 3.7%, 3.3% and 1.5% respectively. Moreover, in the past, Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition and/or result of operations.

According to the National Administrative Department of Statistics (DANE), in 2022, 2023 and 2024 the Colombian GDP grew 7.3%, 0.7% and 1.7% respectively. Inflation in Colombia can negatively impact our business as we may not be able to pass through price increases to our customers, which could negatively impact our financial results.

Inflation and certain government measures to curb inflation have historically harmed the economies and capital markets in some of the countries in which we operate, including Brazil, Mexico and Colombia and high levels of inflation in the future could harm our business and the price of our Class A ordinary shares.

In the past, high levels of inflation have adversely affected the economies and capital markets of some of the countries in which we operate and have hampered the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and market speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. Such measures have at times involved restrictive monetary policies and high interest rates that have limited the availability of credit and economic growth.

The current economic environment in Brazil of rising interest rates, depreciation of the Brazilian real, and the implementation of an uncertain fiscal adjustment plan, presents a scenario of uncertainty that could potentially impact our operations and financial performance. The Brazilian government has yet to present a fiscal adjustment plan whose effectiveness has been positively accepted by the market, adding to the uncertainty. Proposed measures such as spending cuts may not be sufficient to control the fiscal deficit, and potential tax increases could stifle economic growth. These factors collectively create a scenario of unpredictability that may affect our financial condition, results of operations, and strategic planning.

For example, according to Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA index”), Brazil recorded inflation of 4.4% in 2024, 4.6% in 2023 and 5.8% in 2022. Measures adopted by the Brazilian government to control inflation have included the maintenance of a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Furthermore, the official interest rate (Selic) is set by the Monetary Policy Committee, or “COPOM,” formed by the Chairman and officers of the Central Bank of Brazil, every 45 days. The Selic reached 13.75% on August 3, 2022, due to concerns with inflationary pressures. On September 21, 2023, the Selic rate was reduced to 13.25% then successively further reduced until reaching 10.50% on June 20, 2024, where it remained until December 12, 2024, when this trend was reversed and the Selic rate was raised to 11.25%. As of the date of this annual report, the Selic rate was 14.25%. Inflation and certain governmental actions to curb inflation, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets.

Form 20-F | 2024	192

Likewise, the Mexican economy has been characterized by high interest rates in both real and nominal terms. In 2024 and 2023, the average interest rate for 28-day Mexican Treasury bills (CETES) was approximately 10.7% and 11.1% per year, respectively. The Mexican peso exchange rate experienced significant depreciation in 2023, followed by slight appreciation, with average exchange rates of 17.7 and 18.3 Mexican pesos per U.S. dollars for the respective years.

The average annual rate of inflation in Colombia for the past ten years has been 5.69%. As reported by the Colombian Central Bank, the annual consumer price index, the measure of inflation, for the year ended December 31, 2024 and the years ended December 31, 2023 and 2022 was 5.2%, 9.3% and 13.1%, respectively. The decrease in inflation in 2024 was mainly due to smaller increases in the prices of some regulated goods and services (utilities and fuels) and food. However, inflation is still above the goal of 3.0% set by the Colombian Central Bank. Inflation impacts the prices of goods, raw materials and local interest rates as a result of government measures to control inflation.

Higher interest rates may increase our borrowing costs and affect our ability to finance operations and invest in growth opportunities. The depreciation of the Brazilian real, Mexican peso, or Colombian peso could lead to higher operational expenses, especially if we rely on imported goods or services priced in foreign currencies.

Any future measures adopted by the governments of the countries in which we operate, including a reduction in interest rates, intervention in the exchange market or the implementation of mechanisms to adjust or determine the value of the relevant local currency, may trigger inflation, adversely affecting the overall performance of the relevant country’s economy. If Brazil, Mexico, or Colombia face significant inflation or deflation, we and our ability to meet our obligations may be adversely affected. These pressures could also affect our access to international financial markets. If the countries in which we operate experience high inflation in the future, we may be unable to adjust the prices we charge our customers in order to offset the effects of inflation on our cost structure, which could increase our costs and reduce our operating margins.

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

Form 20-F | 2024	193

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

Brazil started receiving evaluations from all three major rating agencies from 1994 on, achieving investment-grade status between 2008 and 2009. However, after 2015, due to the deterioration of certain economic fundamentals, the agencies began to downgrade Brazil's sovereign credit, as detailed below:

●	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 14, 2022. On December 19, 2023, Standard & Poor’s increased Brazil’s credit rating to BB stable.
●	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 12, 2022, Moody’s maintained Brazil’s credit rating at Ba2-stable. In October, 2024, Moody’s upgraded Brazil's credit rating to Ba1 with a positive outlook.
●	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On December 20, 2022, Fitch reaffirmed Brazil’s credit rating at BB-negative. On July 26, 2023, Fitch upgraded Brazil’s credit rating from BB- to BB and changed its outlook to stable, reaffirming the same position in June, 2024.

With Brazil’s sovereign credit rated below investment grade by the major rating agencies, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A worsening of the fiscal conditions or continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A ordinary shares to decline.

Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.

Allegations of corruption against the government, politicians, and the private sector in the countries where we operate could create economic and political uncertainty. For example, findings or convictions of illicit conduct committed by such entities, including government personnel, or alleged wrongdoings, could have adverse effects on the political and economic stability of the countries where Nu operates. These adverse political and economic effects may negatively impact our business, by depressing business volumes, reducing our ability to recover amounts we have lent to persons or projects involved in illicit or allegedly illicit conduct.

Form 20-F | 2024	194

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

Form 20-F | 2024	195

Our founding shareholder and CEO David Vélez owns 88.6% of our outstanding Class B ordinary shares, which represents 75.2% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.

David Vélez, our founding shareholder, chairman and chief executive officer, continues to control our Company through his beneficial ownership of 88.6% of our outstanding Class B ordinary shares, and consequently, 75.2% of the combined voting power of our issued share capital. Our Class B ordinary shares are entitled to 20 votes per share and our Class A ordinary shares are entitled to one vote per share. Our Class B ordinary shares are convertible into an equivalent number of Class A ordinary shares. As a result, so long as David Vélez beneficially owns 58.5% of the outstanding Class B ordinary shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. David Vélez will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding Class A ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. In addition, we have entered into a Shareholder’s Agreement with David Vélez pursuant to which we have granted him the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.” The decisions of David Vélez on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders”.

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

The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, a large number of Class A ordinary shares becoming available for sale or the perception in the market that such sales could occur. As of December 31, 2024, we have approximately 3,768,057,942 Class A ordinary shares outstanding, and 1,050,600,698 Class B ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

Form 20-F | 2024	196

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

In addition, certain of our subsidiaries are Brazilian financial institutions (including Nu Financeira and Nu Investimentos) and certain are Brazilian payment institutions (including Nu Pagamentos), all of which are regulated by the Central Bank of Brazil. Any proposed change of control of a financial or payment institution must be submitted to and conditioned upon approval from the Central Bank of Brazil. Further, if a person that is not the controlling shareholder of such an institution acquires more than 15% of the voting equity capital or more than 10% of the total equity capital of a financial or payment institution, directly or indirectly (in each case, a “Qualified Equity Participation”), any such acquisition must be submitted to the Central Bank of Brazil, which has the right to request documents and information, and can demand that the acquisition be modified or undone in case of any irregularities. This rule also applies to any expansion of a Qualified Equity Participation. Such rules and regulations of the Central Bank of Brazil could likewise discourage, delay or prevent a transaction involving a change in control of our financial or payment institution subsidiaries, and could make it difficult for you and other shareholders to cause us to take corporate actions that you desire.

Form 20-F | 2024	197

Our dual class capital structure means that our shares are not eligible to be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A ordinary shares.

In 2017, FTSE Russell and S&P Dow Jones announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares, such as ours, from being added to such indices. In 2023, S&P Dow Jones updated the share class eligibility rule to allow companies with multiple share class structures to be included in the S&P Composite 1500 Index and its component indices, including the S&P 500. Other indices may have limitations on inclusion based on multiple share class structures. Under the announced policies, our dual class capital structure is not eligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.

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

Form 20-F | 2024	198

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

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards.

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

Form 20-F | 2024	199

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

Form 20-F | 2024	200

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

Form 20-F | 2024	201

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

Form 20-F | 2024	202

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

Risks Relating to Intellectual Property, Privacy and Cybersecurity

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our reputation, business, financial condition and results of operations

We collect, store, handle, transmit, use and otherwise process certain personal information and other customer data in our business. A significant risk associated with our operations is the secure transmission of confidential information over networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all collection, use, storage, dissemination, transfer, disposal and other processing of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We apply privacy and security by design principles when developing our own software and products, we also rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place and our preparedness to identify and timely react to suspicious events, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events.

Form 20-F | 2024	203

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

An increasing number of organizations, including large technology companies, financial institutions and government institutions have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. Information security risks for financial and technology companies such as ours in particular have significantly increased recently, in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. We have experienced minor attacks in the past and, mostly because of our position in the payments value chain, we believe that we are likely to continue to be a target of such threats and attacks. In addition, due to the size and complexity of our technology platform and services, the amount of personal data and other data that we store and the number of customers, employees and third-party providers with access to personal data and other data, we may be the target of a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our reputation, business, financial condition and results of operation.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving and may be difficult to detect quickly and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or installing malicious software. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

Form 20-F | 2024	204

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

Our Audit and Risk Committee has oversight responsibilities over cybersecurity risk management and meets at least annually with our management to discuss main related risks,including information security, cybersecurity matters and our cybersecurity program. In particular, our Audit and Risk Committee is involved in the oversight of our cybersecurity policies and procedures and is periodically updated on material cybersecurity risks and cybersecurity issues, if any, by management. Our Audit and Risk Committee also communicates with our independent audit firm regarding their annual audit procedures. Nevertheless, there can be no assurance that we can prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, misappropriation or unauthorized access to or use or disclosure of, or the prevention of access to, confidential information.

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

Form 20-F | 2024	205

Specifically, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our customers, we rely heavily on the data security technology practices and policies adopted by these third-party providers. Such third-party providers may store or process personal data and other data about our customers and employees, and some of these providers in turn subcontract with other third-party providers. Our ability to monitor our third-party providers’ data security is limited. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.

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

Likewise, agreements with certain service providers may require us to notify them in the event of a security breach. Such mandatory disclosures could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived security breach. Further, a data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may give rise to a customer’s right to terminate its contract with us. In these circumstances, it may be difficult to cure such a breach in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, we cannot guarantee that such limitations of liability would be adequate.

For information on the data protection and privacy laws and regulations to which we are subject and the risks associated therewith, see “—Risks Relating to Regulatory Matters and Litigation—We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations. ,” “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Data Privacy and Protection” and “—E-Commerce, Data Protection and Taxes,” “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Mexico—Data Privacy and Protection” and “—E-Commerce, Data Protection and Taxes” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Colombia—Data Privacy and Protection.” For more information on our cybersecurity risk management efforts”“Item 11. Quantitative and Qualitative Disclosures About Market Risk—Information Technology Risk” and “Item 16K. Cybersecurity—Cybersecurity Risk Management.”

Form 20-F | 2024	206

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

Form 20-F | 2024	207

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

Form 20-F | 2024	208

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

Form 20-F | 2024	209

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

Form 20-F | 2024	210

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

Form 20-F | 2024	211

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

Form 20-F | 2024	212

A.	Operating Results

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

The selected statements of financial position as of December 31, 2024 and 2023 and the selected statements of income for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS Accounting Standards.

In January 2025, the SEC staff released Staff Accounting Bulletin No. 122 (“SAB 122”), which rescinded Staff Accounting Bulletin No. 121 (“SAB 121”). The Company effected the rescission of SAB 121 as of December 31, 2024 on a fully retrospective basis, resulting in the Company derecognizing the previously recognized safeguarding obligation liability related to crypto assets held for other parties and the corresponding safeguarding asset related to crypto assets held for other parties. As a result of our adoption of SAB 122, we derecognized assets and liabilities to Customer crypto safeguarding equal to US$153.2 million on our consolidated financial position as of December 31, 2023. As a result, financial information, included in this document, were adjusted to reflect the early adoption of SAB 122. For more information see note 1 to our audited consolidated financial statements.

Form 20-F | 2024	213

Statement of Income Data

	For the years ended December 31,
	2024	2023	2022
	(in US$ millions, except amounts per share)
Interest income and gains (losses) on financial instruments	9,631.1	6,439.7	3,555.2
Fee and commission income	1,886.0	1,589.3	1,237.0
Total revenue	11,517.1	8,029.0	4,792.2
Interest and other financial expenses	(2,834.9)	(2,036.9)	(1,547.9)
Transactional expenses	(260.3)	(215.9)	(176.4)
Credit loss allowance expenses	(3,169.0)	(2,285.2)	(1,404.9)
Total cost of financial and transactional services provided	(6,264.2)	(4,538.0)	(3,129.2)
Gross profit	5,252.9	3,491.0	1,663.0

Operating expenses
Customer support and operations	(604.6)	(488.1)	(335.4)
General and administrative expenses (G&A)	(1,256.1)	(1,042.3)	(1,333.3)
G&A - Contingent share award (CSA) termination	-	-	(355.6)
G&A - Other	(1,256.1)	(1,042.3)	(977.7)
Marketing expenses	(246.4)	(171.1)	(152.9)
Other income (expenses)	(350.6)	(250.4)	(150.3)
Total operating expenses	(2,457.7)	(1,951.9)	(1,971.9)

Income (loss) before income taxes	2,795.2	1,539.1	(308.9)

Income taxes
Current taxes	(1,536.5)	(1,184.2)	(473.3)
Deferred taxes	713.4	675.7	417.6
Total income taxes	(823.1)	(508.5)	(55.7)

Net income (loss) for the year	1,972.1	1,030.6	(364.6)

Earnings (Loss) per share – Basic	0.41	0.22	(0.08)
Earnings (Loss) per share – Diluted	0.40	0.21	(0.08)

Form 20-F | 2024	214

Statement of Financial Position Data

	As of December 31,
	2024	2023(1)
	(US$ millions)
Assets
Cash and cash equivalents	9,185.7	5,923.4
Financial assets at fair value through profit or loss	741.0	389.9
Securities	665.2	368,6
Derivative financial instruments	75.5	21.0
Collateral for credit card operations	0.3	0.3
Financial assets at fair value through other comprehensive income	9,913.5	8,805.7
Securities	9,913.5	8.805,7
Financial assets at amortized cost	26,701.3	24,988.9
Credit card receivables	12,259.3	12,414.2
Loans to customers	5,321.9	3,202.3
Compulsory and other deposits at central banks	6,743.3	7,447.5
Other receivables	1,413.4	1,689.0
Other financial assets	78.1	131.5
Securities	885.4	104.4
Other assets	663.6	936.2
Deferred tax assets	1,818.3	1,537.8
Investments in associates	99.4	-
Right-of-use assets	20.3	30.5
Property, plant and equipment	25.9	39.3
Intangible assets	347.6	295.9
Goodwill	414.3	397.5
Total assets	49,931.2	43,345.1

Liabilities
Financial liabilities at fair value through profit or loss	340.9	242.7
Derivative financial instruments	32.3	28.2
Instruments eligible as capital	-	4.0
Repurchase agreements	308.6	210.5
Financial liabilities at amortized cost	39,919.0	34,582.7
Deposits	28,855.1	23,691.1
Payables to network	9,333.5	9,755.3
Borrowings and financing	1,730.4	1,136.3
Salaries, allowances and social security contributions	180.2	166.9
Tax liabilities	1,102.1	1,300.8
Lease liabilities	26.2	36.9
Provision for lawsuits and administrative proceedings	22.6	8.1
Deferred income	71.6	68.4
Other liabilities	621.6	532.3
Total liabilities	42,284.1	36,938.8
Equity
Share capital	0.1	0.1
Share premium reserve	5,053.8	4,972.9
Accumulated gains	3,420.6	1,276.9
Other comprehensive income (loss)	(828.2)	156.4
Equity attributable to shareholders of the parent company	7,646.3	6,406.3
Equity attributable to non-controlling interests	0.8	-
Total equity	7,647.1	6,406.3
Total liabilities and equity	49,931.2	43,345.1
(1)	Comparative-period information has been revised as a result of our early adoption of SAB 122 as described above under “—Selected Consolidated Financial Data” and in Note 1 of our annual consolidated financial.

Form 20-F | 2024	215

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

Our model benefits from low costs across four dimensions:

Low Cost to Acquire—We acquire customers efficiently without expensive marketing campaigns or incentives primarily through viral, direct customer referrals. For the year ended December 31, 2024, our CAC was US$6.42 per customer (of which paid marketing accounted for approximately 31%), compared to US$6.2 per customer for the year ended December 31, 2023 (of which paid marketing accounted for approximately 31%). Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world.

Low Cost to Serve—Our all-digital, cloud-based platform is low cost, highly efficient and scalable. As a result, we estimate that our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbent financial institutions in Brazil, based on their publicly available financial statements. These institutions are burdened by their large physical branch networks and high employee to customer ratios. In Brazil, incumbent banks had, on average, 1,100 customers per employee (according to publicly available data), while our ratio is approximately 13,400 customers per employee as of December 2024, multiple times higher than the ratio of incumbents.

Low Cost of Risk—As we have scaled, we have leveraged our growing pool of proprietary data and our NuX credit engine to underwrite customers more effectively, lower fraud rates and lower our overall cost of risk. Credit limits are optimized at a consumer level using our credit underwriting engine that balances the expected marginal revenue and expected marginal loss associated with incremental limits, including the undrawn portion of credit lines, under a worsening economic scenario. In addition, we pursue a “low and grow” strategy with credit limits: we grant lower limits to new customers who we assess as higher risk and then increase those limits selectively based on a positive usage and repayment track record. As of December 31, 2024, our reported NPL 15-90 days late rate reached 4.1% and our NPL 90+ days late rate reached 7.0% in Brazil. For additional information on portfolio risk quality distribution and ECL movements, see notes 13 and 14 to our audited consolidated financial statements.

Low Cost of Funding—As a result of the trust our customers have in us and our growing relevance in our customers’ primary banking relationship we have amassed a large and growing pool of customer deposits since the introduction of our NuAccount in 2017, which has supported our funding needs and reduced our funding costs over time. As of December 31, 2024, we had US$28.9 billion of deposits, all of which were acquired directly, without the use of third-party brokers or intermediaries. For more information on our definition and measurement of primary banking relationship, see “—Factors Affecting Our Performance—Our ability to increase transactions and expand revenue from existing customers.”

2 Customer Acquisition Costs, or CAC, consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. CAC is calculated as the sum of those costs from January 2019 until December 2024 on an FX neutral basis, divided by the total number of releases of that same period (that is, number of unique customers acquired during that period).

Form 20-F | 2024	216

We earn revenue from two main sources:

Interest Income and Gains (Losses) on Financial Instruments—We earn interest income from the interest that we charge on revolving and refinanced credit card balances, purchased credit card receivables and loans to customers, as well as the interest we earn on our cash. We invest our cash primarily in government bonds that are highly liquid, and we recognize gains or losses related to fair value changes in these instruments. For the years ended December 31, 2024 and 2023, interest income and gains (losses) on financial instruments represented 83.6% and 80.2% of total revenue, respectively. The size of our interest-earning portfolio was US$11.2 billion as of December 31, 2024 and US$8.2 billion as of December 31, 2023, and we earned US$9.6 billion of interest income and gains (losses) of financial instruments for the year ended December 31, 2024 and US$6.4 billion for the year ended December 31, 2023.

Fees and Commission Income—Our fees and commission income are closely correlated to the usage of our products. The majority of our fee-based revenue comes from interchange fees which we earn when our customers make purchases using our cards in credit or prepaid purchases. These fees are set by Mastercard and paid by the merchants who accept our cards. As a result, our customers do not pay these fees, and we are able to offer a core credit card with no annual fees. Fees earned on credit card purchases are higher than those earned on prepaid purchases and both vary across the geographies we operate in. In addition, we earn revenue from customer subscriptions to our loyalty programs, late payment fees, prepaid mobile phone top-ups, and commissions from our partners for the distribution of certain financial products and services such as investments (brokerage and asset management), insurance and international remittance as well as sales on our marketplace. For the year ended December 31, 2024 and 2023, fee and commission income represented 16.4% and 19.8% of total revenue, respectively. For a discussion of regulatory changes that capped our interchange fees from prepaid card transactions from April 1, 2023 and negatively impacted our revenue, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.”

Form 20-F | 2024	217

Our Advantaged Unit Economics

The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance, which we believe provides us with several competitive advantages that include: (1) increasing revenue per customer; (2) high customer engagement; and (3) low customer churn.

We define contribution margin as the sum of revenue from our credit card, personal loans and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue. Our customer acquisition costs consist of printing and shipping of cards, credit data costs (primarily consisting of credit bureau costs) and paid marketing. We look at this data all on a per customer level based on the number of customers acquired in the initial quarter and use this number of customers throughout the period of analysis.

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

Form 20-F | 2024	218

	Years Ended December 31,
	2024	2023	2022 (14)
Customers Metrics
Number of customers (in millions)(1)	114.2	93.9	74.6
Number of customers growth(1)	22%	26%	38%
Monthly active customers (in millions)(2)	94.9	78.0	61.2
Activity rate(3)	83%	83%	82%
Customer Activity Metrics
Purchase volume (in US$ billions)(4)	125.6	111.1	80.6
Purchase volume growth (%)(4)	13%	37%	85%
Monthly average revenue per active customer (in US$)(5)	11.1	9.6	7.8
Monthly average cost to serve per active customer (in US$)(6)	0.8	0.8	0.8
FX Neutral
Purchase volume (in US$ billions)(4)	125.6	92.4	69.7
Purchase volume growth (%)(4)	36%	33%	76%
Monthly average revenue per active customer (in US$)(5)	11.1	8.8	7.3
Monthly average cost to serve per active customer (in US$)(6)	0.8	0.7	0.8
Customer Balances
Total portfolio - credit card and personal loans (in $ billions)	20.7	18.2	11.3
Portfolio growth (%)	14%	61%	74%
Deposits (in US$ billions)	28.9	23.7	15.8
Deposits growth (%)(8)	22%	50%	63%
Interest-earning portfolio (in US$ billions)(7)	11.2	8.2	4.0
Interest-earning portfolio growth (%)(7)	37%	105%	100%
FX Neutral
Total portfolio - credit card and personal loans (in $ billions)	20.7	14.3	9.7
Portfolio growth (%)	45%	47%	64%
Deposits (in US$ billions)(8)	28.9	18.6	13.5
Deposits growth (%)(8)	55%	38%	55%
Interest-earning portfolio (in US$ billions)(7)	11.2	6.4	3.4
Interest-earning portfolio growth (%)(7)	75%	88%	85%

Company Financial Metrics
Revenue (in US$ millions)	11,517.0	8,029.0	4,792.2
Revenue growth (%)	43%	68%	182%
Gross profit (in US$ millions)	5,252.9	3,491.0	1,663.0
Gross profit margin (%) (15)	46%	43%	35%
Credit loss allowance expenses / credit portfolio (%)(9)	15%	13%	12%
Net income (loss) (in US$ millions)	1,972.1	1,030.6	(364.6)
Adjusted Net Income (Loss) (in US$ millions)(10)	2,207.5	1,196.5	204.1
FX Neutral
Revenue (in US$ millions)(11)	11,517.0	7,309.5	4,498.3
Revenue growth (%)(11)	58%	62%	168%
Gross profit (in US$ millions)(12)	5,252.9	3,178.2	1,561.0
Gross profit margin (%)	46%	43%	35%
Net Income (loss) (in US$ millions)(13)	1,972.1	938.2	(342.3)
Adjusted Net Income (Loss) (in US$ millions)(10)	2,207.5	1,089.2	191.6

Form 20-F | 2024	219

(1)	Customer is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or that voluntarily closed their account.

(2) Monthly active customers are defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement date.

(3)	Activity rate is defined as active customers divided by the total number of customers as of a specific date.
(4)	Purchase volume is defined as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, WhatsApp payments or traditional wire transfers. Purchase volume and purchase volume growth are presented on an FX Neutral basis to eliminate the effect of foreign exchange, or “FX” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(5)	Monthly average revenue per active customer, or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly ARPAC is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

Form 20-F | 2024	220

(6)	Monthly average cost to serve per active customer is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly average cost to serve per active customer is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(7)	Interest-earning portfolio consists of receivables from credit card operations on which we are accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Interest-earning portfolio and interest-earning portfolio growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Interest-earning portfolio to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(8)	Deposits and deposits growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Deposits to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(9)	Credit loss allowance expenses / credit portfolio is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.
(10)	Adjusted Net Income (Loss) is defined as net income (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation, hedge of the tax effects on share-based compensation and expenses related to the termination of the 2021 Contingent Share Award (CSA). Adjusted Net Income (Loss) is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our Adjusted Net Income (Loss) and our FX Neutral Adjusted Net Income (Loss) to their most directly comparable IFRS measures of income (loss) can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(11)	Revenue and revenue growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information – Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Revenue to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(12)	Gross profit is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral gross profit to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(13)	Net income (loss) is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral loss to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”
(14)	The 2022 growth number was calculated using the FX Neutral Deposits, the FX Neutral Interest-earning portfolio and the FX Neutral Revenue as of December 31, 2021 of US$8.7 billion, US$1.8 billion and US$1.5 billion respectively, which were calculated using the reported amount of Deposits, Interest-earning portfolio, and Revenue as of December 31, 2021 of US$9.7 billion, US$2.0 billion and US$1.7 billion and applying the methodology described in “Presentation of Financial and Other Information -FX Neutral Measures”.
(15)	Gross profit margin is calculated by dividing Gross Profit by Total Revenue.

Form 20-F | 2024	221

Customers

Our total number of customers is an important measure of the reach and adoption of our products. We define our customers as individuals and SMEs that have opened accounts with us and do not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account.

We reached 114.2 million customers as of December 31, 2024, an increase of 22% compared to 93.9 million customers as of December 31, 2023, resulting in a net addition of 20.3 million customers over the 12-month period, demonstrating the strength of our self-reinforcing model.

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

Form 20-F | 2024	222

We reached 94.9 million monthly active customers as of December 31, 2024, an increase of 22% compared to 78.0 million monthly active customers as of December 31, 2023. Our activity rates as of December 31, 2024 and 2023 were 83% and 83%, respectively, driven by the introduction of additional products and the continued increase in the adoption of digital banking in the countries where we operate. Our activity rate is also affected by the mix of customers with our credit card product versus other products such as prepaid cards. Our credit card customers have consistently had higher activity rates given the expansionary nature of credit card expenditures, while our prepaid card customers in contrast have lower activity rates. When we introduced our prepaid card product in late 2018, this led to faster growth in the total number of customers compared to monthly active customers in 2019, while lowering our activity rate as such customers tend to have lower activity than credit card customers. Since then, our activity rate has increased as our customers have tended to use us more frequently across multiple products.

Purchase Volume, or “PV”

We measure PV to assess the volume of transactions that take place on our card-based products. We earn interchange fees on our PV, which we define as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, WhatsApp payments or traditional wire transfers from which we do not earn fees.

PV reached US$125.6 billion in the year ended December 31, 2024, an increase of 13.1% compared to US$111.1 billion in the year ended December 31, 2023. For the year ended December 31, 2024, total interchange fees was US$1,380.5 million, equivalent to 1.1% of PV over the year ended December 31, 2023.

Our cohorts have generally increased their PV over time as our customers become more familiar with our products, bring more of their spend to our products, grow their wealth and benefit from larger credit lines from us. This can be seen when looking at the monthly average PV across our cohorts, where PV across cohorts increased in December 2024 compared to December 2023.

Form 20-F | 2024	223

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

Monthly ARPAC was US$11.1 for the year ended December 31, 2024. In comparison, Monthly ARPAC was US$9.6 for the year ended December 31, 2023, US$8.8 on an FX neutral basis.

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

Form 20-F | 2024	224

The above chart shows Monthly ARPAC for each quarterly cohort starting in the first quarter of 2017 on an FX Neutral basis (as described in "Presentation of Financial and Other Information - FX Neutral Measures" section). The introduction of our NuAccount in 2017 and its corresponding prepaid card in 2018 were important evolutions in our product set and had a noticeable impact across our key business metrics as they allowed us to accelerate our customer growth by serving a much wider spectrum of the population, including lower-income customers who would not have started off with a consumer credit product such as our credit card. Consequently, customers who join us by acquiring only a NuAccount typically generate lower initial revenue than customers who start off with multiple products, such as a credit card and a NuAccount. To calculate the amounts included in the chart above on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2024 (R$6.1736 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

Our Monthly ARPAC has reached over US$25 between the sixth and seventh years for our quarterly cohorts in their most recent months shown above. Our cohorts have generally had increasing Monthly ARPAC over time, with nearly all cohorts having declined Monthly ARPAC during periods impacted by the COVID-19 pandemic where economic activity declined and when we reduced initial credit limits for new customers due to economic uncertainty. However, Monthly ARPAC has subsequently rebounded as economic activity has increased.

Form 20-F | 2024	225

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

Our monthly average cost to serve per active customer on both an actual and an FX Neutral basis was US$0.8 for the year ended December 31, 2024. In comparison, our monthly average cost to serve per active customer was US$0.8 and US$0.8 for the years ended December 31, 2023 and 2022, respectively. On an FX Neutral basis, our monthly average cost to serve per active customer was US$0.8 and US$0.7 for the years ended December 31, 2024 and 2023, respectively.

Deposits

We track our deposits to assess the trust our customers place in us and because deposits are an important source of funding for our credit products. We define deposits as money held by our individual customers and our SME customers in our NuAccounts. Our deposit balance is currently from our Brazil, Mexico and Colombia customer base. In December 2022 in Mexico and in Q2’24 in Colombia, with the launch of our digital savings account “Cuenta Nu”, we expanded our portfolio in both countries enabling local deposits and further supporting customer growth.

Deposits increased to US$28.9 billion as of December 31, 2024, an increase of 21.9% compared to US$23.7 billion as of December 31, 2023 (or an increase of 55.4% compared to US$18.6 billion as of December 31, 2023 on an FX Neutral basis). We believe our deposits are highly diversified as they come mostly from our retail customer base. As of December 31, 2024, approximately 90% of our total customers in Brazil had balances on deposits or in Money Boxes with us.

Our deposit base has also proved to be highly resilient, as shown in the graph above, growing steadily over time, independent of the interest rate environment, more than covering our funding needs.

Form 20-F | 2024	226

In Brazil, in July 2022, we started to pay interest on deposits at 100% of the Brazilian interbank deposit rate, but retroactively and only for amounts that remained on deposit for more than 30 days. We started to see the full impacts of these actions in the fourth quarter of 2022, and in December 2024 our cost of funding was at 81% of interbank rate, compared to an all-time low of 78% of the interbank deposit rate in December 2022. We did not see any material impact of the deployment of Money Boxes or the changes in interest paid on our deposits inflows during 2024.

In Mexico, in May 2023 we launched Cuenta Nu, offering to our customers 24/7 liquidity deposits paying interest on deposits at 9% per year. In November 2023, we announced an increase to 15% in the annual rate of return on deposits, 375 bps above the central bank’s benchmark rate (TIEE) and started to see the impacts on these actions during the first half of 2024. In July 2024, we started reducing our preferential yield on 24/7 money boxes, bringing the spread versus TIIE to 200 bps on December 31, 2024, while continuing to see healthy growth in deposits.

In Colombia, since the second quarter of 2024 when we launched Cuenta Nu, we have followed a similar strategy of Mexico, and our performance in the country exceeded our expectations, reaching US$1.3 billion in deposits as of December 31, 2024

Interest-Earning Portfolio

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

New loans to customers and the overall portfolio balance grew during 2024, as described in the paragraph below. The pace of growth has been lower than that of credit cards, but with the ongoing performance of the book we expect this to accelerate over coming quarters. Credit card balances also continue to increase, driven by an increase in PV, primarily as a result of the addition of new customers.

As of December 31, 2024, our interest-earning portfolio (including credit card receivables and loans to customers) increased to US$11.2 billion, an increase of 36.6% compared to US$8.2 billion as of December 31, 2023 (or an increase of 75% compared to US$6.4 million as of December 31, 2023, on an FX Neutral basis). Interest over acquired credit card receivables are accrued over a balance of US$933.9 million as of December 31, 2024, compared to US$1,689.0 million as of December 31, 2023.

Form 20-F | 2024	227

As of December 31, 2023, our interest-earning portfolio increased to US$8.2 billion, an increase of 105% compared to US$4.0 billion as of December 31, 2022 (or an increase of 91% compared to US$4.3 billion as of December 31, 2022, on an FX Neutral basis).

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

Our net churn has remained relatively low, averaging 0.2% per month in 2024, compared to 0.2% per month in 2023. We define net churn as the (i) sum of (a) customers who choose to cancel their accounts with us (voluntary churn) and (b) customers whose accounts are canceled proactively by us (involuntary churn) (ii) minus revivals, all divided by the number of customers as of the end of the respective period. We consider as revivals customers whose accounts were not valid in the previous month mainly due to fraud and delinquency, but to whom access was restored once the respective issue was addressed.

We believe that our recurring investments in technology and customer service combined with the compounding effects of our self-reinforcing model have resulted in high engagement rates for our active customers. We calculate customer engagement as the ratio of daily active customers (defined here as the number of Brazilian customers that within the day either opened our app or performed a card transaction) to monthly active customers (defined here as the number of Brazilian customers that within a trailing 28-day window either opened our app or performed a card transaction). In December 2024, the 28-day average of this ratio was 56.8%, an increase of 0.6 percentage points compared to 56.2% in December 2023. We believe this showcases engagement similar to leading social network platforms. This social network-like engagement combined with our FinTech monetization is one of the foundations of our powerful self-reinforcing model.

Form 20-F | 2024	228

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

Our goal is for Nu to become our customers’ primary banking account, and our customers are increasingly choosing Nu as their primary banking relationship as they become more comfortable with our products and user experience, increasing their usage of our products. We have become the primary banking relationship for over 61% of our active customers who had been with us for more than 12 months as of December 31, 2024. We define a primary banking relationship as a relationship in which an active customer has at least 50% of their monthly post-tax income (excluding self-transfers) moved out of their NuAccount in any given month. We measured the percentage of primary banking relationships for cohorts released in January 2017, 2018, 2019, 2020, 2021, 2022, 2023 and 2024.

Based on our analysis, we believe that (i) within each cohort, at least 50% of active customers have a primary banking relationship with Nu and (ii) each cohort reached the 50% threshold at progressively faster rates. For example, our January 2020 cohort reached the 50% threshold in 22 months, while our January 2023 and January 2024 cohorts reached this threshold in 8 months and 6 months respectively, as illustrated in the following chart.

Form 20-F | 2024	229

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

Constant risk mix is defined as all the acquisition cohorts having exactly the same mix of risk bands defined by our models. With this we simulate what PV and ARPAC would be if we did not change our risk appetite and expand our approval thresholds. In other words, we are normalizing the risk of each of the acquisition cohorts to be the same (as the one from 2017-Q1), and only seeing the variations in behavior not caused by acquisition strategies changes, i.e. the true evolution of the engagement capacity of our customers and its effects on PV over time.

Form 20-F | 2024	230

Form 20-F | 2024	231

New products and adoption

We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences, and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and prepaid cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans (secured and unsecured), Pix, an in-app marketplace with partnerships with e-commerces, cryptocurrency trading (NuCrypto), auto and life insurance, among other products. We also added investments through the acquisition of Nu Investimentos, having launched personalized investment tools (Money Boxes), new “Buy Now Pay Later” solutions that allow customers to pay overtime in up to twelve installments on their credit and prepaid card purchases and banking payment slips (boletos). In 2024 we also expanded our strategy beyond financial services, with the launch of NuTravel, our travel portal where customers can plan travels directly in the app, bundled with a multi-currency account and NuCel, our mobile phone service in a MVNO partnership with Claro. Our key launches planned for 2025 include the further expansion of our secured loan products. This encompasses the implementation of new agreements for public payroll deductible loans, the introduction of private payroll deductible loans in response to recent regulatory changes in this asset class, and the expansion of our loan offerings in Mexico and Colombia. We expect to launch new products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base. We have seen strong adoption of our new products over the past few years as evidenced across our cohorts. We expect our new products to provide additional avenues to acquire new customers as well as cross-sell within our existing customers as we continue to expect increased adoption of new products on a per customer basis.

Form 20-F | 2024	232

The above chart shows the number of products per monthly active customer for each quarterly cohort starting in the first quarter of 2017. We define products per customer as the number of products used by active Brazilian customers divided by the total number of active Brazilian customers within that month. Our earliest cohorts, despite starting out with a single product, have adopted multiple new products as these have been introduced and have approximately four products as of December 31, 2024.

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

Form 20-F | 2024	233

Rapid growth of our consumer credit business and associated credit loss provisioning

As we continue to expand and enhance our credit offerings, we have seen PV grow significantly. Our customer-centric approach and mission to democratize access to financial services have helped us gain market share in a sector that was traditionally dominated by a handful of incumbents for decades. As a result, our share of the Brazilian card PV market (including credit, debit and prepaid) has risen steadily each year. In 2024, we represented 14.2% of the total credit card PV, compared to 13.9% in 2023, 11.6% in 2022, 8.7% in 2021 and 5.7% in 2020, according to data from ABECS.

Our credit provisioning model is an expected credit loss model, and frontloads credit loss recognition by provisioning for future expected credit loss, or “ECL,” as soon as a credit limit is granted or loan is extended. While we make these loan loss provisions at the time of loan initiation, we expect to generate revenue and credit loss from these credit card and personal loan customers over time, which negatively impacts our gross profit and gross profit margin in any period where we are adding customers.

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

Regulation

As a tech company focused on the financial services sector in the countries we operate, we must comply with the laws and policies set by the central banks and other governmental institutions. Regulatory change might positively or negatively impact our revenue, credit provision policies and capital and liquidity requirements, among others. There are ongoing discussions to update the current methodology to calculate risk-weighted assets in Brazil, which could positively impact our capital requirements going forward. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—We are subject to extensive regulation and regulatory and governmental oversight as a digital financial services platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.”

Form 20-F | 2024	234

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

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries that accounted for over 61% of the population and 68% of the GDP in the region in 2024, according to IMF forecasts. In 2024, these countries had populations of around 212 million, 132 million and 53 million and recorded GDPs of US$2.3 trillion, US$1.8trillion and US$419 billion, respectively – measured in current U.S. dollars. In the past years, important industries have consolidated their presence in the region and acquired scale, the most notable being financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. In most Latin American countries, an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Currently, the majority of our operations are located in Brazil, and we expanded our operations internationally to Mexico and Colombia in 2019 and 2020, respectively, because we believed they were very attractive markets that had some of the same characteristics and opportunities as those we had identified in Brazil. Nu has witnessed a 0.8% annual real GDP growth in Brazil, our core market, since its foundation, according to data from IBGE for the period between 2013 and 2024.

We believe that Latin America has a large and vibrant consumer market. However, the recent economic instability in Latin America has contributed to a decline in market confidence in the economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through 2025.

The following table shows data for real GDP, inflation and interest rates in Brazil, Mexico and Colombia and the U.S. dollar/local currency exchange rate at the dates and for the periods indicated.

Form 20-F | 2024	235

	For the Years Ended December 31,
	2024	2023
	(in percentages, except as otherwise indicated)
Brazil
Real growth in GDP (6)	3.4	3.2
Inflation (IPCA) (4)	4.8	4.6
Average CDI rate, per year (1) (3)	10.8	13.2
Average exchange rate - BRL per USD 1.00 (2)	5.4	5.0
Unemployment rate	6.2	7.4
Mexico
Real growth in GDP (6)	1.5	3.3
Inflation (INPC) (4)	4.2	4.7
Average TIIE rate, per year (1) (3)	10.9	11.1
Average exchange rate - MXN per USD 1.00 (2)(5)	18.3	17.7
Unemployment rate	2.4	2.6
Colombia
Real growth in GDP (6)	1.7	0.7
Inflation (IPC) (4)	5.1	9.3
Average effective IBR rate, per year (1)(3)	10.6	12.1
Average exchange rate - COP per USD 1.00 (2)(5)	4,074.2	4,326.0
Unemployment rate	9.1	10.0

Sources: Brazil: IBGE, IPEA and BCB; Mexico: Banxico and INEGI; Colombia: Banrep and DANE. All data is frequently revised by the reporting institutions.

(1)	BCB's SGS 4392 series; Banxico’s SIE CF111(SF331451) series (overnight); Banrep’s IBR publication.
(2)	BCB's SGS 3698 series; Banxico’s Foreign Exchange Market Portal; Banrep’s TRM.
(3)	CDI (Brazilian interbank deposit) and TIIE (Mexican Interbanking Equilibrium Interest Rate) are the interbank interest rates (IBR) defined as the rate of interest charged on short-term loans between banks.
(4)	IPCA (Broad National Consumer Price Index), INPC (National Consumer Price Index) and IPC (Consumer Price Index) are the Brazilian Consumer Price Index.
(5)	MXN (Mexican Pesos) and COP (Colombian Pesos) are the currencies for Mexico and Colombia, respectively.
(6)	National statistical agencies continuously revise data from recent quarters, resulting in adjustments to historical data.

Form 20-F | 2024	236

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

Currency fluctuations

Our operations are conducted primarily in Brazilian reais (R$), which is the local currency in Brazil, but our presentation currency is U.S. dollars (US$). We also convert other currencies related to the countries in which we operate to U.S. dollars. This generates additional volatility in our financial statements. In the last few years, and in particular in 2024 the real has significantly depreciated in comparison to the U.S. dollar, which has adversely affected our results of operations in U.S. dollars terms.

Acquisitions, investments, new lines of business and other developments

●	On December 12, 2024 Nu made a minority investment in Tyme Group Pte Ltd. ("Tyme") as the lead of its series D funding round. Tyme operates under a hybrid model that combines a customer-centric digital platform with physical experiences, delivered in partnership with nationwide retailers through digital kiosks and bank ambassadors. Tyme specializes in emerging markets populations including South Africa and the Philippines.
●	In September 2024, the Company announced the repositioning of Nucoin as part of a new loyalty program being developed for Nubank's customers, which led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoin. As result, the Group recorded US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoin within the new loyalty program, as well as US$8 million attributable to the impairment expenses of certain capitalized intangible assets associated with the liquidity pool feature.

Form 20-F | 2024	237

●	On July 31, 2024, we completed the acquisition of Hyperplane, a U.S.-based AI platform specialized in enabling financial institutions to launch personalized customer experiences through foundation models, which we believe will accelerate Nu's AI development across products.
●	On June 28, 2023 the Securities and Exchange Commission of Brazil, or "CVM" Collegiate approved the plan for the discontinuance of our Level III BDRs Program and the cancellation of our registration with the CVM as a foreign public issuer of category "A" securities. The Definition Period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the Sale Procedures, ended on August 21, 2023. On September 22, 2023 we submitted a request to CVM to cancel the registration of the Level III BDRs Program and, consequently, to cancel our registry as a foreign issuer before CVM. On October 31, 2023, the cancellation was approved by CVM.
●	On January 3, 2022, we completed the acquisition of Olivia’s, a US-based data company with subsidiaries in Brazil specializing in applying machine learning and artificial intelligence solutions to retail banking. Olivia had a personal finance management mobile device application with over 100,000 customers as of November 2021, which we believe will further strengthen our open banking initiatives. The total purchase price was US$47 million, of which US$10.5 million was settled on the closing date in cash and the remainder was settled upon issuance of 3,909,449 class A ordinary shares on the first anniversary of the acquisition date, and the issuance of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by former shareholders and employees who became part of the Group following the closing. We are treating the share consideration estimated as US$37.2 million that could be issued as consideration for post-combination continued services, in the next 3 years, rendered to Nu by the former shareholders and employees who became our employees following the closing as compensation.

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

The FX Neutral measures for the years ended December 31, 2023, 2022 and 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2023, 2022 and 2021 (R$4.978, R$5.133 and R$5.415, to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2024 (R$5.468 to US$1.00), so as to present what certain of our statement of income amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2024.

Form 20-F | 2024	238

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2024, 2023 and 2022, as reported by Bloomberg.

	As reported					FX Neutral measures
	For the years ended			Percentage		For the years ended			Percentage
	December 31,			change (%)		December 31,			change (%)
	2024	2023	2022	2024 /2023	2023/ 2022	2024	2023	2022	2024/ 2023	2023/ 2022
Adjusted Net Income (Loss) (in US$ millions):
Net income (loss) attributable to shareholders of the parent company	1,972.1	1,030.6	(364.6)	91.4%	n.m	1,972.1	938.2	(342.2)	110.2%	n.m
Share-based compensation	408.2	289.3	282.5	41.1%	2.4%	408.2	263.4	265.2	55.0%	(0.7%)
Allocated tax effects on share-based compensation (1)	(137.3)	(89.7)	(73.4)	53.1%	22.2%	(137.3)	(81.7)	(68.9)	68.1%	18.6%
Hedge of the tax effects on share-based compensation	(35.5)	(33.7)	4.0	5.3%	n.m	(35.5)	(30.7)	3.8	15.6%	n.m
Contingent share award termination	-	-	355.6	n.m	n.m	-	-	333.8	n.m	n.m
Adjusted Net Income (Loss) for the year	2,207.5	1,196.5	204.1	84.5%	486.2%	2,207.5	1,089.2	191.6	102.7%	468.5%

n.m. = not meaningful.

Form 20-F | 2024	239

	As reported					FX Neutral measures
	For the years ended			Percentage		For the years ended			Percentage
	December 31,			change (%)		December 31,			change (%)
	2024	2023	2022	2024/ 2023	2023/ 2022	2024	2023	2022	2024/ 2023	2023/ 2022
Other Key Business Metrics
Purchase volume (in US$ billions)	125.6	111.1	80.6	13.1%	37.8%	125.6	92.4	75.7	35.9%	22.1%
Monthly average revenue per active customer (in US$)	11.1	9.6	7.8	15.6%	23.1%	11.1	8.8	7.3	26.1%	20.5%
Monthly average cost to serve per active customer (in US$)	0.8	0.8	0.8	n.m	n.m	0.8	1.3	0.8	n.m.	n.m.
Revenue (in US$ millions)	11,517.1	8,029.0	4,792.2	43.4%	67.5%	11,517.0	7,309.5	4,498.3	57.6%	62.5%
Gross Profit (in US$ millions)	5,252.9	3,491.0	1,663.0	50.5%	109.9%	5,252.8	3,178.2	1,561.0	65.3%	103.6%

n.m. = not meaningful.

(1)	Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

FX Neutral measures for deposits and interest-earning portfolio presented in this document were calculated by multiplying the as reported amounts as of December 31, 2023, 2022 and 2021 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$4.857, R$5.280 and R$5.576 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2024 (R$6.174 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2024. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

	As reported					FX Neutral measures
	As of December 31,			Percentage change (%)		As of December 31,			Percentage change (%)
	2024	2023	2022	2024/ 2023	2023/ 2022	2024	2023	2022	2024/ 2023	2023/ 2022
Deposits (in US$ billions)	28.9	23.7	15.8	21.9%	50.0%	28.9	18.6	13.5	55.4%	37.8%
Interest-earning portfolio (in US$ billions)	11.2	8.2	4.0	36.6%	105.0%	11.2	6.4	3.8	75.0%	70.5%

Description of Principal Line Items

The following is a summary of the principal line items comprising our consolidated statements of income.

Form 20-F | 2024	240

Total revenue

Our total revenue consists of the sum of our interest income and gains (losses) on financial instruments and fee and commission income, as detailed below:

Interest income and gains (losses) on financial instruments

Our interest and other financial income consists of interest income on loans, credit card receivables (revolving and refinanced credit card balances and personal loans) and other assets at amortized cost are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, interest is calculated from the due date of the credit card bill that was not fully paid.

Gains (losses) on financial instruments comprises the changes of the fair value gains and losses from financial instruments. The income arises from both the sale and purchase of financial assets and from changes in fair value caused by movements in interest, equity prices, and other market variables, as well as the interest accrual on the fixed and floating rate securities.

Fee and commission income

Fee and commission income primarily comes from interchange fees we earn from purchases made using the credit and prepaid cards we issue to customers. We also earn revenue from our premium subscription product, late fees, recharge fees for mobile phones, insurance brokerage commission, and more.

●	Interchange fees. Represents fees to authorize and provide settlement on credit and prepaid card transactions processed through the Mastercard network and are determined as a percentage of the total payment processed. Interchange fees, net of rewards revenue, are recognized and measured upon recognition of the transaction with the interchange networks, when the performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Interchange income is withheld from the amount to be paid to third parties.
●	Rewards revenue. Comprises revenue related to the Nu's Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed. It is recorded in the statement of income when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.
●	Late fees. Comprises fees charged when credit card bills are not paid by the due date by the relevant customer.
●	Recharge fees. Comprises the selling price of prepaid telephone credits to customers, net of acquisition costs.
●	Other fee and commission income. Mainly consists of: (i) brokerage commission income from third-party life insurance providers for sales made through our app, (ii) commission income from the issuance of boletos (banking payment slips), which is a printable document issued by merchants that is used to make payments in Brazil, (iii) fee income for cash withdrawals, and (iv) commission from partners for their sales made on our marketplace.

Form 20-F | 2024	241

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

Interest and other financial expenses

Interest and other financial expenses include: (i) interest expense accrued on deposits; (ii) interest expense relating to interest on our debt instruments and financing, and (iii) discounts on renegotiations of credit card and loans.

Transactional expenses

Transactional expenses comprise amounts related to data processing for transactions, payment scheme license fees, losses from chargeback relating to our credit and prepaid card transactions, expenses relating to the rewards program in order to fulfill the redemption of the points by customers, and other costs related to the connection to the payment systems in the countries that we operate. For further information on these costs, see note 6 to our audited consolidated financial statements. The most relevant transactional expenses are:

●	Banking slip costs, which comprise costs of the issuance of boletos (banking payment slips) by banks;
●	Rewards expenses, which comprise the costs incurred to fulfill the redemption of rewards points by our customers;
●	Credit and prepaid card network costs, which are costs related to our payment scheme license, i.e., a fee paid to Mastercard to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties;
●	Financial system expenses, which are mainly related to financial services expenses such as fees over financial transactions, expenses with clearinghouses, and
●	Other transaction expenses, which are mainly related to operational losses such as chargebacks. Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event of a billing dispute between a cardholder and the other participant in the credit transaction process is resolved in favor of the customer. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargebacks or refunds from other participants, or if they refuse to or are unable to reimburse us for chargebacks or refunds due to closure, bankruptcy, or other circumstances, we bear the loss for the amounts paid to the cardholder.

Form 20-F | 2024	242

Credit loss allowance expenses

Credit loss allowance expenses include losses associated with our credit card and loans receivable from our customers. We expect our credit loss to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of credit card and loans receivable. Additionally, credit loss also includes reversals of provisions and recoveries and are decreased by recoveries, when the customer pays us after the write-off of the receivable.

Gross profit

Gross profit consists of our total revenue minus total cost of financial and transactional services provided.

Operating expenses

Operating expenses are segregated into customer support and operations, general and administrative expenses, marketing expenses and other expenses (income).

Customer support and operations

Customer support and operations are represented by all the expenses incurred in our process of providing services to our customers, including:

●	Infrastructure and data processing costs include technology, software, and other related costs, primarily related to the cloud infrastructure used by us and other software used in providing services to our customers. These costs associated exclusively with customers’ transactions are presented as “customer support and operations.” Infrastructure and data processing costs also include costs associated with credit and prepaid card fees paid to Mastercard on a quarterly basis based on the number of active cards;
●	Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs that are not associated with the initial credit analysis of an applicant are presented as “customer support and operations”;
●	Customer services costs primarily include our costs associated with customer services provided by service providers. The costs that are not exclusively related to the acquisition of new customers are presented as “customer support and operations”;
●	Salaries and associated benefits expenses for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations”;
●	Credit and prepaid card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first card of a customer are initially recorded as “deferred expenses” assets included in “other assets” and then amortized. The amortization related to the first card of the customer is presented as “general and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “customer support and operations”; and

Form 20-F | 2024	243

●	Share-based compensation corresponds to the cost of our share-based programs and awards issued for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations”.

General and administrative expenses

General and administrative expenses represent the amounts that we spend on research and development, certain back-office activities, indirect relations with our customers and overhead. These amounts consist of infrastructure and data-processing costs, credit analysis and collection costs, customer services, salaries and associated benefits, and credit and prepaid card issuance costs as explained in the customer and support operations description above. It also includes share-based compensation, specialized services expenses and other personnel costs, as follows:

●	Share-based compensation corresponds to the cost of our share-based programs and awards issued;
●	Specialized services expenses comprise miscellaneous costs from service providers;
●	Other personnel costs are related to expenses related to medical assistance, meal benefit, life insurance, transportation and other benefits provided to all employees, excluding the part allocated as customer support and operations, as stated above; and
●	2021 Contingent share award (CSA) termination – On November 29, 2022 David Vélez, the Company’s Chief Executive Office, decided to terminate the 2021 Contingent Share Award. As a result of the termination, we recorded expenses of US$355.6 million in the year ended on December 31, 2022 due to the acceleration of the vesting. After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share.

Form 20-F | 2024	244

Marketing expenses

Marketing expenses relate to the production and distribution of our branding and advertising campaigns on media, online advertising, the positioning of our products on internet search platforms and expenses incurred in relation to trade marketing at events. It also contains salaries and benefits to employees dedicated exclusively to these activities.

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

Our subsidiaries are subject to different income tax regimes and statutory rates. The table presents the statutory income tax rates in percentages for the main countries in which we operate:

Statutory income tax rates	2024	2023	2022
Brazil(1)	40%	40%	41%
Colombia	35%	35%	35%
Mexico	30%	30%	30%

(1)	Comprises Brazilian Social Contribution tax (Contribuição Social sobre o Lucro Líquido – CSLL) and Brazilian Income Tax (Imposto de Renda Pessoa Jurídica – IRPJ). In August 2022, the Social Contribution tax rate in Brazil increased 1 percentage point, thus the combined income tax rate was increased from 40% to 41%.

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

Form 20-F | 2024	245

Results of Operations

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth our statements of income data for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023	Variation ($)	Variation (%)
	(in US$ millions, except amounts per share)
Interest income and gains (losses) on financial instruments	9,631.1	6,439.7	3,191.4	49.6%
Fee and commission income	1,886.0	1,589.3	296.7	18.7%
Total revenue	11,517.1	8,029.0	3,488.1	43.4%
Interest and other financial expenses	(2,834.9)	(2,036.9)	(798.0)	39.2%
Transactional expenses	(260.3)	(215.9)	(44.4)	20.6%
Credit loss allowance expenses	(3,169.0)	(2,285.2)	(883.8)	38.7%
Total cost of financial and transactional services provided	(6,264.2)	(4,538.0)	(1,726.2)	38.0%
Gross profit	5,252.9	3,491.0	1,761.9	50.5%

Operating expenses
Customer support and operations	(604.6)	(488.1)	(116.5)	23.9%
General and administrative expenses (G&A)	(1,256.1)	(1,042.3)	(213.8)	20.5%
Marketing expenses	(246.4)	(171.1)	(75.3)	44.0%
Other income (expenses)	(350.6)	(250.4)	(100.2)	40.0%
Total operating expenses	(2,457.7)	(1,951.9)	(505.8)	25.9%

Income before income taxes	2,795.2	1,539.1	1,256.1	81.6%

Income taxes
Current taxes	(1,536.5)	(1,184.2)	(352.3)	29.8%
Deferred taxes	713.4	675.7	37.7	5.6%
Total income taxes	(823.1)	(508.5)	(314.6)	61.9%

Net income for the year	1,972.1	1,030.6	941.5	91.4%

Form 20-F | 2024	246

Total revenue

Total revenue for the year ended December 31, 2024 was US$11,517.1 million, an increase of US$3,488.1 million, or 43.4%, from US$8,029.0 million for the year ended December 31, 2023, primarily attributable to a significant growth in 2024 in our revenues related to interest income from our credit card and loan operations as well as interchange fees (as-total purchase volume grew 13%). Contributing to this increase was the higher interest income from the consumer finance portfolio that can be attributed to the expansion of personal loans and credit cards. Also, the interchange fees increased US$192.7 million, an increase of 16.2% compared to US$1,187.9 million for the year ended December 31, 2023 driven by prepaid volume growth of 19.7%, mainly related to Brazil operations. The components of our total revenue are detailed below:

	For the Years Ended December 31,		Variation ($)	Variation (%)
	2024	2023
Interest income – credit card	3,802.4	2,521.9	1,280.5	50.8%
Interest income – loan	3,038.7	1,650.4	1,388.3	84.1%
Interest income – other assets at amortized cost	1,279.0	851.2	427.8	50.3%
Interest income – other receivables	324.2	398.5	(74.3)	(18.6)%
Interest income and gains (losses) on financial instruments at fair value	1,288.0	973.0	315.0	32.4%
Other	(101.2)	44.7	(145.9)	(326.4)%
Total interest income and gains (losses) on financial instruments	9,631.1	6,439.7	3,191.4	49.6%
Interchange fees	1,380.6	1,187.9	192.7	16.2%
Late fees	287.5	180.7	106.8	59.1%
Recharge fees	36.7	48.7	(12.0)	(24.6)%
Insurance commission	29.1	24.4	4.7	19.3%
Rewards revenue	27.2	24.3	2.9	11.9%
Other fee and commission income	124.9	123.3	1.6	1.3%
Total fee and commission income	1,886.0	1,589.3	296.7	18.7%
Total revenue	11,517.1	8,029.0	3,488.1	43.4%

Form 20-F | 2024	247

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the year ended December 31, 2024 was US$9,631.1 million, an increase of US$3,191.4 million, or 49.6%, from US$6,439.7 million for the year ended December 31, 2023, primarily attributable to (i) an increase in interest income from the loan portfolio (US$ 1,388.3 million, or 84.1% increase in interest income - loan) and credit card receivables (US$ 1,280.5 million, or 50.8% increase in interest income - credit card), mainly driven by the growth in customer base, an increase in 20.3 million customers or 21.3% in 2024, and consequent increase in purchased volume; and an increase in the Pix transfers using credit card limits, a feature that has grown and has an associated interest rate; and (ii) an increase of US$427.8 million, or 50.3% in Interest income – other assets at amortized cost, due to growth in voluntary deposits, as a result of the expansion of our deposit portfolio, and an increase of securities at amortized cost.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2024 was US$1,886.0 million, an increase of US$296.7 million, or 18.7%, from US$1,589.3 million for the year ended December 31, 2023, primarily attributable to (i) an increase of US$ 192.7 million, or 16.2% in interchange fees arising from the increased purchased volume with credit and prepaid card resulting from an increase in the number of customers, (ii) an increase of US$106.8 million, or 59.1% in late fees, as a result of the portfolio growth of 30% in 2024, and (iii) an increase of US$ 4.7 million, or 19.3% in insurance commission driven by the increase in insurance brokerage services provided for customers.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2024 was US$6,264.2 million, an increase of US$1,726.2 million, or 38.0%, from US$4,538.0 million for the year ended December 31, 2023, as detailed below.

	For the Years Ended December 31,		Variation ($)	Variation (%)
	2024	2023
Interest expense on deposits	(2,342.2)	(1,723.8)	(618.4)	35.9%
Interest expense on debt instruments and financing	(259.4)	(136.4)	(123.0)	90.2%
Other interest and similar expenses	(233.3)	(176.7)	(56.6)	32.0%
Interest and other financial expenses	(2,834.9)	(2,036.9)	(798.0)	39.2%
Bank slip costs	(20.2)	(23.9)	3.7	(15.5)%
Rewards expenses	(68.5)	(58.3)	(10.2)	17.5%
Credit and debit card network costs	(63.4)	(52.2)	(11.2)	21.5%
Financial system expenses	(15.0)	(23.1)	8.1	(35.1)%
Other transactional expenses	(93.2)	(58.4)	(34.8)	59.8%
Total transactional expenses	(260.3)	(215.9)	(44.4)	20.6%
Credit loss allowance expenses	(3,169.0)	(2,285.2)	(883.8)	38.7%
Total cost of financial and transactional services provided	(6,264.2)	(4,538.0)	(1,726.2)	38.0%

Form 20-F | 2024	248

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2024 were US$2,834.9 million, an increase of US$798.0 million, or 39.2%, from US$2,036.9 million for the year ended December 31, 2023, mainly attributable to: (i) an increase of US$618.4 million or 35.9% in interest expenses on deposits due to an increase in the volume of deposits of US$5.2 billion, or 21.8%, reaching US$28.9 billion as of December 31, 2024, compared to US$23.7 billion as of December 31, 2023, mainly related to the increase in customer base of Brazil and Mexico and the launch of NuAccount in Colombia in 2024, and (ii) an increase of US$123.0 million or 90.2% in interest expenses on debt instruments and financing mainly related to the increase in interest expenses due to the increase in financial letters issued during the year and the increase in interests on repurchase agreements during the year.

Transactional expenses. Transactional expenses for the year ended December 31, 2024 were US$260.3 million, an increase of US$44.4 million, or 20.6% from US$215.9 million for the year ended December 31, 2023, primarily attributable to: (i) an increase of US$34.8 million or 59.8% in other transactional expenses reflecting an increase in operational losses and costs to improve our infrastructure, (ii) an increase of US$11.2 million or 21.5% in credit and debit card network costs; and (iii) an increase of US$10.2 million or 17.5% in rewards expenses which were offset by a decrease in costs related to bank slip costs and financial system expenses. The transactional expenses increase is related to the growth of Nu's customer base and purchase volume.

Credit loss allowance expenses. Credit loss allowance expenses for the year ended December 31, 2024 were US$3,169.0 million, an increase of US$883.8 million, or 38.7%, from US$2,285.2 million for the year ended December 31, 2023, and it was comprised of an increase in allowance expenses for credit card receivables of US$328.4 million, or 19.4%, and an increase in allowance expenses for loan to customers of US$559.0 million, or 94.6%. The increase for credit card receivables reflects a slight growth in the purchase volume and the credit card balances to US$14.6 billion as of December 31, 2024, from US$14.5 billion as of December 31, 2023. The increase in receivables classified as high risk in level 3 increased to US$1,392.3 million, or US$285.9 million, or 25.8%, as of December 31, 2024, compared with US$1,106.4 million as of December 31, 2023. The increase from loan to customers reflects mainly the growth in the loan portfolio to US$6.1 billion as of December 31, 2024, from US$3.7 billion as of December 31, 2023, or an increase of US$2.4 billion or 64.7%. The total ECL allowance for credit cards and loans was 15.4% of the total receivable balance of credit cards and loans as of December 31, 2024, up from 14.3% as of December 31, 2023. For more information, see notes 13 for credit card receivables and 14 for loans to customers to our audited consolidated financial statements.

Form 20-F | 2024	249

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2024 was US$5,252.9 million, an increase of US$1,761.9 million, or 50.5%, compared to US$3,491.0 million for the year ended December 31, 2023. Our gross margin (gross profit divided by total revenue) increased, reaching 45.6% for the year ended December 31, 2024, compared to 43.5% for the year ended December 31, 2023.

Operating expenses

Operating expenses for the year ended December 31, 2024 were US$2,457.7 million, an increase of US$505.8 million, or 25.9%, from US$1,951.9 million for the year ended December 31, 2023. Operating expenses represented 21.3% of our total revenue in 2024, compared to 24.3% in 2023. The main changes leading to the increase in operating expenses in the period are explained below.

	For the Years Ended December 31,
	2024	2023	Variation ($)	Variation (%)
Customer support and operations	604.6	488.1	116.5	23.9%
General and administrative expenses	1,256.1	1,042.3	213.8	20.5%
Marketing expenses	246.4	171.1	75.3	44.0%
Other income (expenses)	350.6	250.4	100.2	40.0%
Total operating expenses	2,457.7	1,951.9	505.8	25.90%

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2024 were US$604.6 million, an increase of US$116.5 million, or 23.9%, from US$488.1 million for the year ended December 31, 2023, primarily attributable to (i) US$47.2 million in infrastructure and data processing costs, (ii) US$22.6 million in expenses with credit analysis and collection costs and (iii) US$14.4 million in expenses with depreciation and amortization, mainly driven by the increase of internally developed intangibles, which totaled an addition of US$154.6 million for the year ended December 31, 2024. See note 19 to our audited consolidated financial statements for more details. Each of (i) and (ii) was driven by the increase of new customers volume in 2024, reaching 114.0 million customers for the year ended December 31, 2024 from 94.0 million customers for the year ended December 31, 2023, resulting in an increase of 21.3%.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2024 were US$1,256.1 million, an increase of US$213.8 million, or 20.5%, from US$1,042.3 million for the year ended December 31, 2023, primarily attributable to: (i) an increase of US$81.8 million in share-based compensation attributed to growth in employee headcount and the increase in the social charges expenses from share-based compensation due to the increase in share price in 2024, (ii) an increase of US$49.4 million in salaries and associated benefits due to an increase in the compensation paid and the associated social charges and (iii) an increase of US$39.3 million in other expenses due to increases in lawsuits and legal losses.

Form 20-F | 2024	250

Marketing expenses. Marketing expenses for the year ended December 31, 2024 were US$246.4 million, an increase of US$75.3 million, or 44.0%, from US$171.1 million for the year ended December 31, 2023, primarily due to (i) an increase of US$29.7 million in expenses related to digital and traditional advertising expenses; and, (ii) an increase of US$40.3 million as expenses related to the repurchases of NuCoin, due to the repositioning of NuCoin as part of a new loyalty program being developed for Nubank's customers, which led to the discontinuation of the liquidity pool previously mentioned.

Other income (expenses). Other income (expenses) for the year ended December 31, 2024 was an expense of US$350.6 million, an increase of US$100.2 million, or 40%, from an expense of US$250.4 million for the year ended December 31, 2023, primarily attributable to (i) an increase of US$112.3 million in taxes on financial income, and (ii) partially offset by a decrease of US$12.1 million recognized as foreign exchange fluctuations

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2024 was US$2,795.2 million, an increase of US$1,256.1 million, or 81.6%, from US$1,539.1 million for the year ended December 31, 2023.

Income taxes

Income taxes for the year ended December 31, 2024 were a tax expense of US$823.1 million, an increase of US$314.6 million, from a tax expense of US$508.5 million for the year ended December 31, 2023. The effective income tax rates were 29.4% and 33.0% in the years 2024 and 2023, respectively.

Net income for the year

As a result of the foregoing, net income for the year ended December 31, 2024 was US$1,972.1 million, an increase of US$941.5 million, or 91.4%, from a net income of US$1,030.6 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth our statement of income data for the years ended December 31, 2023 and 2022:

Form 20-F | 2024	251

	For the Years Ended December 31,		Variation (%)
	2023	2022
	(in US$ millions, except percentages)
Interest income and gains (losses) on financial instruments	6,439.7	3,555.2	81.1%
Fee and commission income	1,589.3	1,237.0	28.5%
Total revenue	8,029.0	4,792.2	67.5%
Interest and other financial expenses	(2,036.9)	(1,547.9)	31.6%
Transactional expenses	(215.9)	(176.4)	22.4%
Credit loss allowance expenses	(2,285.2)	(1,404.9)	62.7%
Total cost of financial and transactional services provided	(4,538.0)	(3,129.2)	45.0%
Gross profit	3,491.0	1,663.0	109.9%
Operating Expenses
Customer support and operations	(488.1)	(335.4)	45.5%
General and administrative expenses ("G&A")	(1,042.3)	(1,333.3)	(21.8)%
Contingent share award (CSA) termination	–	(355.6)	n.m.
G&A – Other	(1,042.3)	(977.7)	6.6%
Marketing expenses	(171.1)	(152.9)	11.9%
Other expenses (income)	(250.4)	(150.3)	66.6%
Total operating expenses	(1,951.9)	(1,971.9)	(1.0)%
Income (loss) before income taxes	1,539.1	(308.9)	(598.0)%
Income Taxes
Current taxes	(1,184.2)	(473.3)	150.2%
Deferred taxes	675.7	417.6	61.8%
Total income taxes	(508.5)	(55.7)	812.9%
Net income (loss) for the year	1,030.6	(364.6)	(385.7)%

n.m. = not meaningful.

Form 20-F | 2024	252

Total revenue

Total revenue for the year ended December 31, 2023 was US$8,029.0 million, an increase of US$3,236.8 million, or 67.5%, from US$4,792.2 million for the year ended December 31, 2022, primarily attributable to a significant growth in 2023 in our revenues related to interest income from our credit card and loans operations as well as interchange fees (as-total purchase volume grew 37%). Contributing to this increase was the higher interest income from the consumer finance portfolio that can be attributed to the expansion of personal loans and credit cards. Also, the interchange fees increased as total purchase volume grew 37% in the year driven by prepaid volume growth of 18.5%. The components of our total revenue are detailed below:

	For the Years Ended December 31,		Variation (%)
	2023	2022
Interest income – credit card	2,521.9	1,014.9	148.5%
Interest income – loan	1,650.4	932.2	77.0%
Interest income – other assets at amortized cost	851.2	388.7	119.0%
Interest income – other receivables	398.5	161.0	147.5%
Interest income and gains (losses) on financial instruments at fair value	1,017.7	1,058.4	(3.8%)
Total interest income and gains (losses) on financial instruments	6,439.7	3,555.2	81.1%
Interchange fees	1,187.9	917.4	29.5%
Late fees	180.7	104.5	72.9%
Recharge fees	48.7	77.5	(37.2%)
Rewards revenue	24.3	22.4	8.5%
Other fee and commission income	147.7	115.2	28.2%
Total fee and commission income	1,589.3	1,237.0	28.5%
Total revenue	8,029.0	4,792.2	67.5%

n.m. = not meaningful.

Form 20-F | 2024	253

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the year ended December 31, 2023 was US$6,439.7 million, an increase of US$2,884.5 million, or 81.1%, from US$3,555.2 million for the year ended December 31, 2022, primarily attributable to: (i) an increase in interest income from our loan portfolio (US$718.1 million, or 77.0%, increase in interest income – loan) and credit card receivables (US$1,507.0 million, or 148.5%, increase in interest income – credit card) reflecting the combined effect of the growth of our customer base of 26% in the year, reaching 93.9 million customers as of December 31, 2023 compared to 74.6 million customers as of December 31, 2022 and the increase in the CDI rate in 2023 (the CDI rate was an average of 13.2% p.a. compared to an average of 12.4% p.a. in 2022), (ii) an increase in interest income – other assets at amortized costs of US$462.5 million, or 119.0% (iii) an increase in interest income – other receivables of US$237.5 or 147.5%. The increases of item (ii) and (iii) are related to the increase in the CDI rate in 2023, the growth on the acquisition of credit card receivables from acquirers and the compulsory and other deposits at central banks.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2023 was US$ 1,589.3 million, an increase of US$352.3 million, or 28.5%, from US$1,237.0 million for the year ended December 31, 2022, primarily attributable to: (i) an increase of US$270,5 million or 29.5% in our interchange fees arising from the increased purchase volume with our credit and debit cards resulting from an increase in the number of clients, (ii) an increase of US$ 76.2 million or 72.9% in our late fees, specially the credit cards in Brazil and loans, as a result of the portfolio growth of 30% in the year, and (iii) an increase of US$32.5 million or 28.2% increase in other fee and commission income – which were mainly caused by (a) an increase of US$3.9 million in commission related to the higher volume of operation on automated teller machines (ATMs), (b) an increase of US$7.1 million from FX spread revenue, and (c) an increase of US$7.8 million in commissions from insurance and brokerage services.

Form 20-F | 2024	254

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

Form 20-F | 2024	255

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

	For the Years Ended December 31,
	2023	2022	Variation (%)
Customer support and operations	(488.1)	(335.4)	45.5%
General and administrative expenses ("G&A")	(1,042.3)	(1,333.3)	(21.8)%
Contingent share award (CSA) termination	-	(355.6)	n.m.
	2023	2022	Variation (%)
G&A – Other	(1,042.3)	(977.7)	6.6%
Marketing expenses	(171.1)	(152.9)	11.8%
Other expenses (income)	(250.4)	(150.3)	66.7%
Total operating expenses	(1,951.9)	(1,971.9)	(1.0)%

n.m. = not meaningful.

Form 20-F | 2024	256

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2023 were US$488.1 million, an increase of US$152.7 million, or 45.5%, from US$335.4 million for the year ended December 31, 2022, primarily attributable to an increase of: (i) US$54.5 million in infrastructure and data processing costs, (ii) US$35.1 million in credit analysis and collection costs, and (iii) US$14.0 million in credit and prepaid card issuance costs. Each of (i), (ii) and (iii) driven by the increase of new customers volume in 2023 of 37.3% when compared to 2022. The increase in the purchase volume was higher proportionally compared to the increase in these expenses because of efficiency gains in data processing and our foreign exchange hedging strategy for these expenses. Expenses with salaries and associated benefits increased 16.16% mainly due to the increase in salaries as a result of a collective bargain agreement and the compensation such as bonus and PPR (Results-Sharing Program).

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

Income (loss) before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2023 was US$1,539.1 billion, an increase of US$1,848.0 billion from prior year loss of US$308.9 million for the year ended December 31, 2022.

Form 20-F | 2024	257

Income taxes

Income taxes for the year ended December 31, 2023 were a tax expense of US$508.5 million, an increase of US$452.8 million, from a tax expense of US$55.7 million for the year ended December 31, 2022. The effective income tax rates were 33.0% and 18.0% in the years 2023 and 2022, respectively, primarily due to income before interest and taxes close to breakeven in 2022.

Net income (loss) for the year

As a result of the foregoing, net income for the year ended December 31, 2023 was a net income of US$1,030.6 million, an increase of US$1,395.2 million, or 382.7%, from a loss of US$364.6 million for the year ended December 31, 2022.

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

The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.197 per US$1.00 on December 31, 2020, which reflected a 29% depreciation in the real against the U.S. dollar since December 31, 2019. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar since December 31, 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar since December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar since December 31, 2023. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Form 20-F | 2024	258

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank of Brazil on each business day during monthly and annual periods, as applicable. As of December 31, 2024, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$6.192 per US$1.00.

Year	Year-end	Average[1]	Low[2]	High[3]
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.392	4.854	6.199

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Form 20-F | 2024	259

Month	Period-end	Average[1]	Low[2]	High[3]
October 2024	5.778	5.624	5.431	5.780
November 2024	6.054	5.807	5.662	6.054
December 2024	6.192	6.097	5.941	6.199
January 2025	5.830	6.022	5.830	6.209
February 2025	5.849	5.766	5.698	5.869
March 2025	5.742	5.747	5.663	5.835
April 2025 (through April 14, 2025)	5.843	5.830	5.607	6.061

 Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Mexico

For the last years, the Foreign Exchange Commission of the Mexican government has maintained a policy of nonintervention in the foreign exchange markets, other than conducting auctions for the purchase of U.S. dollars, aimed at ensuring financial stability of the local foreign exchange market Although Mexico has not had in effect any exchange controls in recent years, these controls have existed and have been in effect in the past. We cannot guarantee that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

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

Year	Year-end	Average[1]	Low[2]	High[3]
2020[4]	19.949	21.518	18.571	25.119
2021[4]	20.584	20.282	19.579	21.819
2022	19.509	20,114	19.166	21.333
2023	16.967	17.730	16.673	19.475
2024	20.883	18.331	16.337	20.883

Source: Central Bank of Mexico.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.
4.	Series used for 2020 and 2021 are FIX exchange rates of 2 days after “determination”.

Form 20-F | 2024	260

Month	Period-end	Average[1]	Low[2]	High[3]
October 2024	20.011	19.710	19.259	20.170
November 2024	20.361	20.344	19.867	20.689
December 2024	20.883	20.278	20.034	20.883
January 2025	20.687	20.547	20.286	20.819
February 2025	20.578	20.455	20.273	20.598
March 2025	20.460	20.250	19.924	20.743
April 2025 (through April 14, 2025)	20.103	20.381	19.943	20.808

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

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

Form 20-F | 2024	261

Year	Year-end	Average[1]	Low[2]	High[3]
2020	3,432.50	3,693.36	3,253.89	4,153.91
2021	3,981.16	3,743.09	3,420.78	4,023.68
2022	4,810.20	4.255,44	3,706.95	5,061.21
2023	3,822.05	4,325.05	3,822.05	4,989.58
2024	4,409.15	4,071.35	3,763.43	4,478.21

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.
Month	Period-end	Average[1]	Low[2]	High[3]
October 2024	4,413.460	4,249.470	4,173.660	4,413.460
November 2024	4,419.590	4,408.652	4,344.550	4,478.210
December 2024	4,409.150	4,385.149	4,324.190	4,462.970
January 2025	4,170.010	4,307.567	4,170.010	4,410.500
February 2025	4,120.110	4,127.954	4,073.560	4,198.660
March 2025	4,192.570	4,137.685	4,076.700	4,192.570
April 2025 (through April 14, 2025)	4,338.360	4,284.645	4,130.010	4,416.690

 Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Form 20-F | 2024	262

B.	Liquidity and Capital Resources

Cash flows

As of December 31, 2024 and 2023, we had US$9,185.7 million and US$5,923.4 million, respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months and beyond. The following table shows the generation and use of cash for the years indicated:

	For the year ended December 31,
	2024	2023	2022
	(in US$ millions)
Cash flows (used in) / generated from operating activities	2,399.0	1,266.2	755.6
Cash flow (used in) / generated from investing activities	(330.6)	(177.0)	(127.2)
Cash flow (used in) / generated from financing activities	727.7	425.2	654.0
Increase (decrease) in cash and cash equivalents	2,796.2	1,514.4	1,282.4
Cash and cash equivalents – end of the year	9,185.7	5,923.4	4,172.3

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

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2024 were US$2,399.0 million, an increase of US$1,132.8 million from a cash flow generated from operating activities of US$1,266.2 million in the year ended December 31, 2023. Our net income for the year ended December 31, 2024, was US$1,972.1 million, an increase of US$941.5 million from US$1,030.6 million net income for the year ended December 31, 2023. The total balance after the adjustments to reconcile net income for the year to cash used in operating activities for the year ended December 31, 2024 was US$5,320.1 million, compared to US$3,277.6 million for the year ended December 31, 2023, mainly as a result of (i) an increase in credit loss allowance expenses to US$3,469.0 million in the year ended December 31, 2024 compared to US$2,487.6 million in the year ended December 31, 2023, and (ii) an increase in interest accrued to US$179.2 million in the year ended December 31, 2024 compared to US$103.6 million in the year ended December 31, 2023; also, the cash flow generated from operating activities was impacted by the changes in our operation assets and liabilities were principally affected by an increase in cash outflows for credit card receivables, loans to customers and compulsory and other deposits at central banks partly compensated by cash inflows from higher volume of deposits, payables to network and interest received.

Form 20-F | 2024	263

Investing activities. Our net cash flows used in investing activities for the year ended December 31, 2024 were US$330.6 million, an increase of US$153.6 million, from US$177.0 million for the year ended December 31, 2023, primarily due to (i) an increase in investments in associates during December 31, 2024 and in acquisition of securities - equity instruments; for more details see note 18 to our audited consolidated  financial statements.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2024 were US$727.7 million, an increase of US$302.5 million from US$ 425.2 million for the year ended December 31, 2023. The increase in the cash generated resulted primarily from the net effect of (i) an increase in proceeds from borrowings and financing to US$1,309.9 million in the year ended December 31, 2024 compared to US$469.5 million in the year ended December 31, 2023 , (ii) a decrease due to payments of borrowings and financing from Nu Mexico during the year ended December 31, 2024.

As a result of the foregoing, cash and cash equivalents as of December 31, 2024 were US$9,185.7 million, an increase of US$3,262.3 million, from US$5,923.4 million as of December 31, 2023.
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2023 were US$1,266.2 million, an increase of US$510.6 million from a cash flow generated from operating activities of US$755.6 million in the year ended December 31, 2022. Our net income for the year ended December 31, 2023, was US$1,030.6 million, an increase of US$1,395.2 million from US$364,6 million loss for the year ended December 31, 2022. The total balance after the adjustments to reconcile net income for the year to cash used in operating activities for the year ended December 31, 2023 were US$3,277.6 million, compared to US$1,361.2 million for the year ended December 31, 2022, mainly as a result of (i) an increase in credit loss allowance expenses to US$2,487.6 million in the year ended December 31, 2023 compared to US$1,440.9 million in the year ended December 31 2022, (ii) an increase in interest accrued to US$103.6 million in the year ended December 31, 2023 compared to US$ 32.5 million in the year ended December 31, 2022, and (iii) changes in our operating assets and liabilities were principally affected by an increase in cash outflows for credit card receivables, loans to customers and compulsory and other deposits at central banks partly compensated by cash inflows from higher volume of deposits, payables to network and interest received.

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

Form 20-F | 2024	264

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2023 were US$425.5 million, a decrease of US%228.8 million from US$654.0 million for the year ended December 31, 2022. The decrease in the cash generated resulted primarily from (i) the capital increase that occurred in January, 2022, related to the over-allotment option ("Green Shoe") exercised by the underwriters during the IPO, which had no equivalent event in 2023, and (ii) and a decrease in proceeds from borrowing and financing to US$469.5 million in the year ended December 31, 2023 compared to US$581.1 million in the year ended December 31, 2022.

As a result of the foregoing, cash and cash equivalents as of December 31, 2023 were US$5,923.4 million, an increase of US$1,751.1 million, from US$4,172.3 million as of December 31, 2022.

Indebtedness

As of December 31, 2024, our indebtedness was composed of US$1,730.4 million in borrowings and financing and US$26.2 million in lease liabilities. The following is a description of our material indebtedness as of December 31, 2024:

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

On July 23, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.00% and maturing on July 19, 2024. This term loan credit facility, guaranteed by us, was fully prepaid on April 19, 2024, releasing our guarantee in full.

On November 14, 2022, our Mexican subsidiary Nu Mexico Financieira entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.45% and maturing on November 1, 2024. This term loan credit facility, guaranteed by us, by Nu Servicios and our subsidiary Nu Pagamentos, was fully prepaid on March 21, 2024, releasing our guarantee in full.

On April 11, 2022, we announced the closing of a US$650.0 million committed credit line via a syndicated facility with Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc. Goldman Sachs International Bank and HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC to support our internationalization strategy and the growth of local operations in Colombia and Mexico. The money was raised in local currency. Nu was the guarantor and our subsidiaries Nu Mexico and Nu Colombia S.A. were the borrowers of such operations. Proceeds raised have been invested in the Mexican and Colombian markets. On May 2, 2024, Nu Mexico and Nu Colombia entered into an amended and restated credit agreement with the lenders to extend the maturity date of a portion of the existing loans and commitments. On September 17, 2024, Nu Mexico fully prepaid the disbursed US$ 505.0 million and the committed undisbursed amount of US$ 218.1 million was cancelled. As of December 31, 2024, only the COP Loan equivalent to US$ 23.6 million was outstanding under this credit facility. As a subsequent event, on February 17, 2025, Nu Colombia fully prepaid the US$23.6 million.

Form 20-F | 2024	265

On December 23, 2022, our Colombian subsidiary Nu Colombia entered into an A/B loan credit facility with International Finance Corporation – IFC, with interest accruing at a rate per annum equal to IBR + 2.80% for Tranche 1 of the A Loan (in COP equivalent to US$20.0 million), IBR + 2.50% for Tranche 2 of the A Loan (in COP equivalent of US$42.5 million) and SOFR + 4.10% for the USD-denominated B Loan (in the amount of US$202.6 million). Total credit facility amount reached US$265.1 million, maturing on January 23, 2026. This term loan credit facility was guaranteed by us. As of December 31, 2024, US$265.1 million were outstanding under this credit facility. As a subsequent event, on February 3, 2025, Nu Colombia fully prepaid the US$265.1 million.

On September 27, 2024, our Colombian subsidiary Nu Colombia entered into a credit facility with United States International Development Finance – DFC with a total commitment of US$150 million and an interest rate of SOFR + 2.90%. The commitment period of the facility ends on March 27, 2026. This term loan credit facility is guaranteed by us. As of December 31, 2024, US$150 million was outstanding under this credit facility, and US$50 million has been disbursed on October 18, 2024, maturing on October 15, 2027. As a subsequent event, on January 31, 2025, Nu Colombia fully prepaid the US$50 million; and the total outstanding on the facility was reduced to a committed undisbursed amount of US$100 million.

Lease liabilities

Lease liabilities correspond to lease agreements for certain items in our operations, primarily in connection with leasing office space under agreements that are generally indexed to reais or Mexican Pesos, as applicable.

Capital Expenditures

In the years ended December 31, 2024, 2023 and 2022, we made capital expenditures (defined as cash payments to acquire property, plant and equipment or intangible assets) of US$174.9 million, US$177.0 million and US$114.3 million, respectively.

These capital expenditures mainly included expenditures related to the upgrade and development of our IT systems, software and infrastructure, facilities, machinery and equipment, furniture and fittings and leasehold improvements.

We expect to increase our capital expenditures to support the growth in our business and operations in the countries in which we operate, including Brazil, Mexico and Colombia. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of our Initial Public Offering (IPO). Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Form 20-F | 2024	266

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2024:

	Payments Due By Period as of December 31, 2024
	Up to 1 month	1 to 3 months	3-12 months	Over 12 months	Total
	(In US$ millions)
Instruments eligible as capital	–	–	–	–	–
Deposit (1)
Bank receipt of deposit (Recibo de Depósito Bancário - RDB)	20,847.6	447.3	870.5	242.5	22,407.9
Bank certificate of deposit (CDB)	41.1	127.8	320.1	109.7	598.8
Borrowings and financing	-	2.9	471.8	1,600.5	2,075.1

Total	20,888.7	578.0	1,662.4	1,952.6	25,081.8
(1)	Gross nominal outflows for deposits were calculated considering the exchange rate of R$6.174 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2024 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”

D.	Trend Information

For discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Overview—Our Attractive Opportunity—Powerful Secular Trends”; “Item 4. Information on the Company—B. Business Overview—Our Market—Industry Background—the Latin American Financial Services Industry is Ready to Be Reinvented” ” and “Item 4. Information on the Company—A. Operating Results.”

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Form 20-F | 2024	267

Board of Directors

As of December 31, 2024, our board of directors was composed of eight members. Our Memorandum and Articles of Association provide that each director holds office until the next annual general meeting following the annual general meeting at which such director was elected. None of our board members have contracts that provide for benefits upon termination of employment.

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

Name	Age	Position(s)
David Vélez Osorno	43	Founder, Chairman and Chief Executive Officer
Anita Mary Sands	48	Lead Independent Director(1)*
David Alexandre Marcus	52	Director (2)*
Douglas Mauro Leone	67	Director(2)*
Jacqueline Dawn Reses	55	Director(2)*
Luis Alberto Moreno Mejía	71	Director(2)*
Rogério Paulo Calderón Peres	63	Director(1)*
Thuan Quang Pham	57	Director (1)*

(1)	Member of the Audit and Risk Committee
(2)	Member of the Compensation and People Committee
*	Independent Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is c/- Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

Form 20-F | 2024	268

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

Anita Mary Sands is a member of our Board of Directors, a position she has held since October 2020. She has acted as our Lead Independent Director since October 2022, and is also a member of our Audit and Risk Committee since June 2021. Dr. Sands has served on the board of directors of ServiceNow, Inc. since July 2014, besides other private boards of directors, such as JumpCloud, Inc. (since December 2021) and Cyderes (since January 2022). Most recently, she also joined the board of directors of Rokt (January 2025) a privately held e-Commerce company based in the USA. She also served on the board of directors of Circle Internet Financial, Inc. (2022 until 2024), Pure Storage, Inc. (2015 until 2021), Khosla SPAC (2021), and SVF SPAC (2021 until 2023). From April 2012 to September 2013, Dr. Sands served as group managing director, head of change leadership and a member of the wealth management Americas executive committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was group managing director and chief operating officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Dr. Sands was a transformation consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was managing director, head of transformation management at Citigroup N.A.’s global operations and technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and the Canadian Imperial Bank of Commerce (CIBC). Dr. Sands holds a Bachelor’s of Science in Physics and Applied Mathematics and a Doctoral Degree in Atomic and Molecular Physics, both from The Queen’s University of Belfast, Northern Ireland, and a Master’s of Science in Public Policy and Management from Carnegie Mellon University. She is also a former James Wei Visiting Professor in Entrepreneurship at Princeton University.

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

Douglas Mauro Leone is a member of our Board of Directors, a position he has held since 2016. He has also been a member of our Compensation and People Committee since July 2021. Doug is a Partner at Sequoia Capital, which he joined in 1988 and became Partner in 1993. At Sequoia, from 2012 to 2022, he served as its Global Managing Partner, and from 1996 to 2012 he served as Co-Head of the Partnership. Doug also serves on the board of directors of Cresta, Cyera, Island.io, Sequoia Heritage, Soley Pharmaceutical, StrongDM, Trade Republic, Wiz, and Zafran. Before Sequoia, Doug began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer. He holds a Bachelor’s of Science in Mechanical Engineering from Cornell University, a Master’s of Science in Industrial Engineering from Columbia University, and a Master’s of Science in Management from the Massachusetts Institute of Technology.

Form 20-F | 2024	269

Jacqueline Dawn Reses is a member of our Board of Directors, a position she has held since March 2021. She has also been the Chair of our Compensation and People Committee since July 2021, and acted as a member of our Audit and Risk Committee from June 2021 until December 2023. She is the current Chairwoman and Chief Executive Officer of Lead Bank (since October 2021) and most recently served as executive chair of Square Financial Services, LLC and capital lead at Block, Inc. (Square, Inc.), a publicly traded financial services company, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. She serves on the board of directors of Affirm and Endeavor, and she also was the chairperson of the Economic Advisory Council of the Federal Reserve Bank of San Francisco until October 2022. From 2019 to 2025, she served on the board of directors of Taskus. She holds a Bachelor’s of Science in Economics with honors from the Wharton School of the University of Pennsylvania.

Luis Alberto Moreno Mejía is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Compensation and People Committee since July 2021. He joined us after his 15-year tenure as the President of the Inter-American Development Bank Group from October 2005 to September 2020, and has served as a Managing Director at Allen & Co. since February 2021. Mr. Moreno has served on the board of directors of Dow Inc. since April 2021 and in January 2025 he joined the Global Advisory Board of Coinbase Inc. He has also served as Colombia’s Ambassador to the United States for seven years from October 1998 to June 2005. He had a distinguished career in business and government. As Minister of Economic Development between July 1992 and January 1994, he was head of the Instituto de Fomento Industrial, Colombia’s public sector holding company. In the private sector he was the executive producer of TV Hoy. He holds a Degree in Business Administration and Economics from Florida Atlantic University and a Master’s in Business Administration from the Thunderbird School of Global Management. In 1990, Harvard University awarded him a Neiman Fellowship for his achievements in the field of journalism.

Rogério Paulo Calderón Peres is a member of our Board of Directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A. and Itaú Unibanco Holdings S.A. between 2007 and 2014, and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He also serves as a Board member in Alupar Investimentos S.A. since December 2016, and Grupo Casas Bahia S.A. since September 2019, and in August 2024 joined the Brava Energia S.A.'s Board as member and as its Audit Committee chair, all of them listed companies in Brazil. He holds a Bachelor’s in Business Administration from Fundação Getulio Vargas and a Bachelor’s in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, Fundação Getulio Vargas and Fundação Dom Cabral.

Thuan Quang Pham is our Board Member and also Member of our Audit and Risk Committee since September 2022. He also acts as a Technology Advisor of The Routing Company since June 2020, and most recently assumed the position of CTO of Faire (since May 2024). Mr. Pham served as Chief Technology Officer of Coupang from September 2020 until September 2022, and of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President of R&D – Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology.

Form 20-F | 2024	270

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Form 20-F | 2024	271

Name	Age	Position(s)
David Vélez Osorno	43	Chief Executive Officer
Youssef Lahrech	51	President and Chief Operating Officer
Cristina Helena Zingaretti Junqueira	42	Chief Growth Officer
Guilherme Marques do Lago	46	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	48	Chief Risk Officer
Livia Martines Chanes	42	Brazil Chief Executive Officer
Suzana Kubric	45	Chief People Officer
Vitor Guarino Olivier	35	Chief Technology Officer

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

Cristina Helena Zingaretti Junqueira is our Co-Founder and Chief Growth Officer of the Group since August 2022. Before founding Nu in 2013, she worked for several years at Itaú Unibanco S.A. with consumer credit, card products and marketing. She was recently featured in the Financial Time’s 25 Most Influential Women for the year of 2024. Cristina holds an Engineering Bachelors degree and a Masters degree from Universidade de São Paulo (USP), and also an MBA from Northwestern University’s Kellogg School of Management.

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

Form 20-F | 2024	272

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

Suzana Kubric is our Chief People Officer, a position she has held since May 2023. From December 2022 until May 2023 she held the position of Vice President of People and Culture. From March 2021 until November 2022 she held the position of Vice President of HR Business Partners. Before joining Nu, she served several leadership positions in Human Resources in companies of different segments, such as Human Resources Director Latin America and D&I Champion at Kantar IBOPE Media (Ibope pesquisa de midia Ltda.) from February 2017 until March 2021, HR Integration Lead & Talent Management Head – Europe and Americas for Consumer Business – at GSK Consumer Health (Glaxosmithkline Brasil Ltda.) from November 2015 until January 2017, HR Head at OTC Latam and OTC Mercosul, HR Business Partner at Pharma, Finance and Marketing Support and Talent Management Head at Novartis Biociencias S.A from January 2007 until October 2015, Human Resources Manager at Associação Civil Greenpeace from May 2005 until May 2006, Regional Human Resources Coordinator at CoE Learning & Development, and Human Resources Analyst and Intern at Food Division at Unilever Brasil Industrial Ltda. from November 1999 until April 2015. Mrs. Kubric holds a Bachelor’s degree in Administration from Fundação Armando Álvares Penteado – FAAP and a Master’s in Business Administration from Florida International University.

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

Family Relationships

There are no family relationships among any of our executive officers or directors.

Form 20-F | 2024	273

Shareholder’s Agreement

On November 29, 2021 we entered into a shareholder’s agreement, or the “Shareholder’s Agreement,” with our founding shareholder, last amended on March 11, 2025.

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

Form 20-F | 2024	274

B.	Compensation

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

The aggregate compensation, including that paid by our controlled companies, of our directors and other key management personnel for the year ended December 31, 2024 was US$96.0 million.

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

Compensation Objectives

Our executive compensation program is designed to achieve the following objectives:

Form 20-F | 2024	275

●	Attract and retain the most talented and dedicated executive officers whose knowledge, and skill set are critical to the successful execution of our business strategy;
●	Ensure our executive officers are compensated in a manner consistent with competitive practices of other leading growth companies of a similar size and stage of development;
●	Reward our executive officers for their performance and motivate them to achieve our long-term strategic goals in a manner that is aligned with the interests of our shareholders; and
●	Reinforce our leadership principles and cultural values, which promote empowering and having our customers come first, pursuing the highest performance, taking responsibility for our commitments and growing efficiently.

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

●	Fixed Compensation. Our executive officers receive a fixed base salary, which is paid based on the services provided, and intended to compensate each officer according to the scope of his or her duties.
●	Profit Sharing. In compliance with our Brazil employee union agreements, our executive officers in Brazil are eligible for the Profit Sharing Program. This is a short-term variable remuneration component, linked to the achievement of pre-established business goals through union negotiation. Our Brazil executive officers are subject to the same payout formulae and maximum payouts as the rest of our Brazilian employee population.

Form 20-F | 2024	276

●	Share-Based Compensation. We maintain a long-term incentive plan, which provides annual awards of RSUs. We believe that it is important for the majority of our executive officers’ compensation to be delivered in the form of share-based compensation, creating greater alignment of the interests of key employees with those of shareholders and allowing us and our subsidiaries to attract and retain key employees.

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

Board of Directors

Since 2020, we have engaged and paid independent board members who receive compensation made up of a mix of cash and share-based compensation. We did not proportionate compensation for our directors in any specific ratio between cash and equity, but note that all paid board members received compensation that was primarily weighted towards equity compensation as a means of creating greater alignment to our long-term goals and the interests of our shareholders.

In connection with our initial public offering, we adopted a director compensation policy, which governs compensation paid to our existing non-employee directors as follows:

●	A fixed board membership annual equity retainer; and
●	Each independent board member that serves as either the chairperson or a member of one of our board committees is expected to receive an additional amount in connection with such committee participation or chair position.

Form 20-F | 2024	277

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

Authorized Shares. The total number of shares authorized for issuance under our equity incentive plans (including the Omnibus Incentive Plan and the SOP, as defined below) is 933,760,320. As of December 31, 2024, 95,853,372 were available for issuance, and there were 35,937,918 options and 59,915,454 RSUs granted and outstanding, vested and unvested, under the Omnibus Incentive Plan and the SOP.

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

Awards. The Omnibus Incentive Plan provides for the grant of options and RSUs.

Options:

●	Price. The exercise price of each option is set by the board of directors (or our chief executive officer as applicable) and stated in each award agreement. The exercise price of each option for U.S. taxpayers (except with respect to substitute awards) will be at least the fair market value of the shares on the grant date. For non-U.S. taxpayers the exercise price will be determined by our board in its sole discretion. In no event will the exercise price of an option be less than the par value of a share.
●	Term. The options expire after a maximum period of ten (10) years from the grant date, or on the date established in the respective award agreement.

Form 20-F | 2024	278

●	Vesting. Each option will become exercisable as the board of directors (or our chief executive officer as applicable) determines and as set forth in the applicable award agreement.
●	Exercise Method. The options are exercised by their holders through delivery of an exercise notice to us establishing the number of options with respect to which the option is being exercised, accompanied by full payment of the option price.
●	Rights of Holders of the Options. Except as otherwise stated in an award agreement, option holders will not have any shareholder rights (e.g., the right to receive cash payments, dividends or distributions attributable to the shares underlying the option or voting rights to shares underlying the option) until the options have been exercised and the respective shares delivered.

RSUs:

●	Restrictions. At the time of grant, our board of directors (or our chief executive officer as applicable) may establish a period of restriction or any other additional restrictions, including the satisfaction of performance goals applicable to RSUs. RSUs cannot and may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or before the satisfaction of any other applicable restrictions.
●	Settlement of RSUs. The RSUs may be settled in cash or shares, as determined and specified in the award agreement.
●	Voting Rights and Dividends. Unless otherwise specified in the award agreement, the holders of RSUs do not have rights as shareholders, including any voting rights or rights to dividends or dividend equivalents, until the RSUs have been settled and the respective shares delivered.
●	Creditor’s Rights. Holders of RSUs will have no other rights beyond those of a general creditor of ours or our affiliates.
●	Delivery of Shares. Shares will be delivered to holders of RSUs after the end of the restricted period and after any other terms and conditions set forth in the award agreement have been satisfied.
Termination	of Service. In the event of a termination of service, any RSUs that are not vested are automatically canceled, without payment of consideration and any unvested options will be automatically forfeited.

Change in Control. In the event of a change in control, the awards shall be treated in accordance with the transaction agreement and, if not specified, the board of directors has the discretion to continue, assume, substitute, cancel, suspend exercise (in order to allow the transaction to close) or accelerate, in whole or in part, the awards.

Term. The Omnibus Incentive Plan shall be in full force and effect for a period of ten (10) years and shall automatically terminate thereafter.

Form 20-F | 2024	279

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

Form 20-F | 2024	280

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

Amendment. Any amendment to the SOP is subject to the approval of our board of directors, who may amend the SOP Plan at any time and for any reason.

Term. The SOP shall be in force and effect for a period of twenty (20) years.

Form 20-F | 2024	281

Company Rights. The options were subject to a right of first refusal for our benefit, a tag-along right and a drag-along right. However, these rights ceased immediately before our initial public offering.

C.	Board Practices

Committees of the Board of Directors

Our board of directors has established an Audit and Risk Committee and a Compensation and People Committee. Its composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit and Risk Committee

Our Audit and Risk Committee consists of Rogério Paulo Calderón Peres, Anita Mary Sands and Thuan Quang Pham, with Rogério Paulo Calderón Peres serving as chairperson. Our board of directors has determined that Rogério Paulo Calderón Peres, Anita Mary Sands and Thuan Quang Pham meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our Audit and Risk committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The duties and responsibilities of our Audit and Risk Committee include:

●	appointing and overseeing the work and compensation of any accounting firm engaged for the purposes of preparing or issuing an audit report or performing audit, review or attest services for us, including our independent registered public accounting firm;
●	pre-approving the audit services and non-audit services to be provided by our independent registered public accounting firm;
●	discussing the scope and results of the audit with our independent registered public accounting firm, and reviewing, with management and our independent registered public accounting firm, our interim and year-end results of operations;
●	resolving any disagreements between management and our independent registered public accounting firm;
●	evaluating the independence and performance of our independent registered public accounting firm;
●	overseeing our internal audit function;
●	reviewing and discussing with management and our independent registered public accounting firm our financial statements and public disclosures of our financial information;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;

Form 20-F | 2024	282

●	establishing procedures for complaints regarding accounting, internal controls or audit matters;
●	reviewing and monitoring our risk management policies and procedures;
●	advising our board of directors regarding the systematic review of our risk exposure to economic sectors, geographic areas and risk types;
●	overseeing our cybersecurity risk management, and discussing with management our cybersecurity program; and
●	reviewing related-party transactions.

Our Audit and Risk Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation and People Committee

Our Compensation and People Committee consists of Jacqueline Dawn Reses, Douglas Mauro Leone, Luis Alberto Moreno Mejía and David Alexandre Marcus, with Jacqueline Dawn Reses serving as chairperson. The duties and responsibilities of our Compensation and People Committee include:

●	approving or making recommendations to our board of directors regarding the compensation of our executive officers and key service providers;
●	reviewing and approving the compensation of the members of our board of directors;
●	reviewing our management succession planning;
●	reviewing and evaluating our executive compensation and benefits policies;
●	reviewing and approving grants of equity compensation awards to our executive officers;
●	reviewing and discussing with our executive officers and other members of management, outside counsel and compensation consultants our public disclosures regarding our compensation policies, programs and practices for executive officers;
●	reviewing our programs and practices related to human capital management metrics;
●	reviewing our leadership development process for senior management; and
●	reviewing and assessing our workforce inclusion and diversity and the administration of compensation programs in a nondiscriminatory manner.

Form 20-F | 2024	283

Our Compensation and People Committee operates under a written charter which satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, subject to certain exemptions under the rules thereof for foreign private issuers and controlled companies.

Controlled Company Exception

As of the date of this annual report, David Vélez Osorno beneficially owns 88.6% of our Class B ordinary shares, representing 75.2% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

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

D.	Employees

As of December 31, 2024, 2023 and 2022, we had 8,716, 7,686 and 8,049 employees, respectively. As of December 31, 2024 all of our employees were based in our offices in Brazil, Mexico, Colombia, Uruguay and the United States.

The table below breaks down our full-time personnel by function as of December 31, 2024:

Function	Number of employees	% of Total
Technology	2,630	30.2%
Sales and Marketing	1,143	13.1%
Customer Support	2,857	32.8%
General and Administrative	2,086	23.9%
Total	8,716	100%

Our employees in Brazil are affiliated with the unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

Form 20-F | 2024	284

E.	Share Ownership

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

Item 7. Major shareholders and related-party transactions

A.       Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of December 31, 2024 by:

●       each person, or affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares; and

●       each of our directors and executive officers, individually.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire on or before March 1, 2025, which is 60 days after December 31, 2024, through the exercise of any option, warrant or other right. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, we have included shares subject to RSUs for which the service-based vesting condition has been satisfied or would be satisfied within 60 days of December 31, 2024 in the calculation of shares to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A ordinary shares or Class B ordinary shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding: 3,768,057,942 Class A ordinary shares and 1,050,600,698 Class B ordinary shares.

Form 20-F | 2024	285

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%
Executive Officers and Directors
David Vélez Osorno(2)	6,379,354	0.2%	931,124,498	88.6%	75.2%
Douglas Mauro Leone(3)	(*)	(*)	—	—	(*)
Anita Sands	(*)	(*)	—	—	(*)
Luis Alberto Moreno Mejía	(*)	(*)	—	—	(*)
Jacqueline Dawn Reses	(*)	(*)	—	—	(*)
Rogério Paulo Calderón Peres	(*)	(*)	—	—	(*)
Cristina Helena Zingaretti Junqueira(4)	9,898,161	0.3%	119,476,200	11.4%	9.7%
Guilherme Marques do Lago	(*)	(*)	—	—	(*)
Livia Martines Chanes	(*)	(*)	—	—	(*)
Youssef Lahrech	(*)	(*)	—	—	(*)
Henrique Camossa Saldanha Fragelli	(*)	(*)	—	—	(*)
Thuan Quang Pham	(*)	(*)	—	—	(*)
Suzana Kubric	(*)	(*)	—	—	(*)
Vitor Guarino Olivier	(*)	(*)	—	—	(*)
5% Shareholders
Rua California Ltd.(5)	5,198,366	0.1%	929,624,498	88.5%	75.1%
BlackRock, Inc. (6)	266,236,594	7.1%	—	—	1.1%
SC US (TTGP), LTD. (7)	252,320,306	6.7%	—	—	1.0%
Capital Research Global Investors (8)	247,998,790	6.6%	—	—	1.0%
Baillie Gifford & Co (9)	210,103,451	5.6%	—	—	0.8%

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

Form 20-F | 2024	286

(2)       Consists of (i) 5,198,366 Class A shares and 929,624,498 Class B shares held of record by Rua California Ltd., a company controlled by David Vélez Osorno, who holds 100% of its shares, (ii) 1,180,988 Class A shares held of record by David Vélez Osorno, and 1,500,000 Class B shares held of record by Mariel Lorena Reyes Milk, the wife of Mr. Vélez. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd. and Mariel Lorena Reyes Milk.

(3)       Excludes the shares listed in footnote 5 below held of record by entities affiliated with SC US (TTGP), LTD. or Sequoia Capital. Mr. Leone disclaims beneficial ownership of the shares held by the funds in footnote 8 below. The address for Mr. Leone is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(4)       Consists of (i) 9,898,161 Class A ordinary shares, (ii) 119,476,200 Class B ordinary shares held of record by CHJZ Investments Ltd. a company controlled by Cristina Helena Zingaretti Junqueira and Rubens Fernandes Pereira who together hold 100% of its shares.

(5)       Consists of (i) 5,198,366 Class A shares and 929,624,498 Class B shares held of record by Rua California Ltd., a company controlled by David Vélez Osorno, who holds 100% of its shares. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd.

(6)       Based on information reported by BlackRock, Inc. on Schedule 13G filed with the SEC on November 8, 2024, BlackRock, Inc. reported that it has sole dispositive power with respect to all shares and sole voting power with respect to 245,505,611 shares.

(7)       Based on information reported by SC US (TTGP), LTD. on Schedule 13G/A filed with the SEC on February 14, 2024, SC US (TTGP), LTD. reported that it has neither sole dispositive power nor sole voting power with respect to the shares and such powers are shared among and with its affiliates Sequoia Capital Fund Parallel, LLC, Sequoia Capital Fund, L.P., and Sequoia Capital Fund Management, L.P.. SC US (TTGP), LTD.

(8)       Based on information reported by Capital Research Global Investors on Schedule 13G filed with the SEC on November 12, 2024, Capital Research Global Investors reported that it has sole dispositive power with respect to all shares and sole voting power with respect to 247,552,524 shares.

(9)       Based on information reported by Baillie Gifford & Co on Schedule 13G filed with the SEC on November, 4, 2024 , Baillie Gifford & Co reported that it has sole dispositive power with respect to all shares and sole voting power with respect to 151,604,208 shares.

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

Form 20-F | 2024	287

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

On November 29, 2022, Mr. Vélez informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award, and the Company agreed to terminate the award at the request of Mr. Vélez. Our Board of Directors and compensation and people committee agreed to the termination of the 2021 Contingent Share Award (CSA) on the basis that it has constituted a unilateral transfer of future value from Mr. Vélez to the Company – and, consequently, all shareholders – and has not impacted his roles and responsibilities as our Chairman and CEO. Mr. Vélez has not received any consideration for the termination of the 2021 Contingent Share Award (CSA).

Mr. Vélez’s decision to seek termination of the 2021 Contingent Share Award (CSA) considered a number of factors, including: (i) efficiency – as a result of the termination of the 2021 Contingent Share Award, the Company will no longer need to recognize the share-based expenses in the aggregate amount of US$355.6 million in the seven years following the termination date and contribute to the Company’s strong focus on efficiency associated with the ongoing macroeconomic environment; and (ii) dilution – the termination of the 2021 Contingent Share Award (CSA) will avoid the potential dilution of the shareholders of the Company in an amount equivalent to up to 2% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis).

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

Form 20-F | 2024	288

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

Form 20-F | 2024	289

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

Form 20-F | 2024	290

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

Our Brazilian subsidiaries that are incorporated as a Brazilian corporation (sociedade anônima) are required under Federal Law No. 6,404 dated December 15, 1976, as amended, to distribute a mandatory minimum dividend to shareholders each year, which cannot be lower than a given percentage established in the relevant corporation’s bylaws of its net income for the prior year, which percentage will be considered to be 25% in case nothing is said in the bylaws, after 5% of the profits are directed to a legal reserve, unless such distribution is suspended by a decision of such subsidiary’s shareholders at its annual shareholders’ meeting based on a report by its board of directors that such distribution would be incompatible with its financial condition at that time. Our Brazilian subsidiaries that are incorporated as a Brazilian limited liability company (sociedade limitada) may also have specific mandatory dividend payment rules pursuant to their articles of association. In addition, if for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

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

We are subject to a number of judicial and administrative proceedings, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in general. We recognize provisions for legal proceedings in our financial statements, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by management and outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management.

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

Form 20-F | 2024	291

As of December 31, 2024, the total amount of judicial deposits was US$5.7 million (US$3.5 million on December 31, 2023) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimentos, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees. The relevant reduction in judicial deposits amount occurred due to the withdrawal of a tax dispute that resulted in the transfer of the deposited amount to the Government in 2023. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.”

For further information, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Significant Changes

None.

Item 9. The Offer and Listing

A.       Offer and Listing Details

Not applicable.

B.       Plan of Distribution

Not applicable.

C.       Markets

Our class A ordinary shares, par value US$0.000006666666667 per share have been listed on the NYSE since December 8, 2021 under the symbol “NU.”

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Form 20-F | 2024	292

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

As of the date of this annual report, our authorized share capital is US$324,022.94, consisting of 48,603,441,210 shares of par value US$0.000006666666667 each, and we have 3,768,057,942 Class A ordinary shares, and 1,050,600,698 Class B ordinary shares issued and outstanding. The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as ordinary shares of any class or as shares with preferred, deferred or other special rights or restrictions.

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

Form 20-F | 2024	293

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

Form 20-F | 2024	294

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

Form 20-F | 2024	295

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

Equal Status

Except as expressly provided in our Memorandum and Articles of Association, Class A ordinary shares and Class B ordinary shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any statutory amalgamation, merger, consolidation, arrangement or other reorganization involving us and requiring the approval of our shareholders entitled to vote thereon, as well as a short-form merger or consolidation that does not require a resolution of our shareholders, the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B ordinary shares, and the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B ordinary shares, in each case solely with respect to economic rights. In the event of any (1) tender or exchange offer to acquire any Class A ordinary shares or Class B ordinary shares by any third party pursuant to an agreement to which we are a party, or (2) tender or exchange offer by us to acquire any Class A ordinary shares or Class B ordinary shares, the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B ordinary shares, and the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B ordinary shares, in each case solely with respect to economic rights.

Options

As of December 31, 2024, we had outstanding options to purchase an aggregate of 35,937,918 Class A ordinary shares, with a weighted-average exercise price of approximately US$1.58 per share, under our equity compensation plans.

RSUs

As of December 31, 2024, we had outstanding 59,915,454 Class A ordinary shares subject to RSUs under our Omnibus Incentive Plan. Our outstanding RSUs will generally vest upon the satisfaction of a time-based condition. For the majority of our outstanding RSUs under our Omnibus Incentive Plan, the time-based condition will be satisfied upon completion of three years from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments, subject to continued service through each such vesting date. Grants issued to new employees have a cliff period of one year, which requires them to stay at least for one year if they want to exercise any options.

Form 20-F | 2024	296

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

Form 20-F | 2024	297

Demand Registration Rights

Based on the number of our shares outstanding as of December 31, 2024, the holders of up to 4,122,940,042 Class A ordinary shares will be entitled to certain demand registration rights. At any time beginning six months after the effective date of our initial public offering (i.e. December 8, 2021), the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least US$50,000,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

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

F-3 Registration Rights

Based on the number of our shares outstanding as of December 31, 2024, the holders of up to 4,122,940,042 of the Class A ordinary shares will be entitled to certain Form F-3 registration rights. The holders of at least a majority of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least US$5,000,000. These shareholders may make an unlimited number of requests for registration on Form F-3; however, we will not be required to effect a registration on Form F-3 if we have effected one such registration within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our shareholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

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

Form 20-F | 2024	298

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

Form 20-F | 2024	299

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

Changes to Capital

Pursuant to our Memorandum and Articles of Association, we may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

Form 20-F | 2024	300

●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
●	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association and the Shareholder’s Agreement, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase its own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of our own capital.

Form 20-F | 2024	301

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

Form 20-F | 2024	302

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

Form 20-F | 2024	303

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

Form 20-F | 2024	304

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

Form 20-F | 2024	305

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

Form 20-F | 2024	306

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

Form 20-F | 2024	307

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

Form 20-F | 2024	308

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations to the U.S. Holders (as defined below) of owning and disposing of Class A ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our Class A ordinary shares. This discussion applies only to a U.S. Holder that holds Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, the “Code,” known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	real estate investment trusts or regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding Class A ordinary shares as part of a straddle, wash sale, hedging transaction, conversion transaction or other integrated transaction or entering into a constructive sale with respect to Class A ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;

Form 20-F | 2024	309

●	tax-exempt entities, including an “individual retirement account,” or Roth IRA;
●	persons holding Class A ordinary shares that own or are deemed to own 10% or more of our shares (by vote or value);
●	persons owning Class A ordinary shares in connection with a trade or business conducted outside of the United States; or
●	entities or arrangements classified as partnerships for U.S. federal income tax purposes.

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

Form 20-F | 2024	310

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

Foreign Tax Credits

On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits, or the “Final Treasury Regulations,” were released that impose significant new limitations on the non-U.S. taxes for which a foreign tax credit can be claimed. Subsequently released notices from the IRS indicate, however, that Treasury and the IRS are considering proposing amendments to such Treasury regulations and allow, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until the date that further IRS guidance is released.

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

Form 20-F | 2024	311

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

Based on the 1995 Proposed Regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2024 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Among other reasons, whether we were a PFIC in 2024 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which could be volatile) may vary from time to time. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

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

Form 20-F | 2024	312

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

Form 20-F | 2024	313

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

Form 20-F | 2024	314

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Prospective purchasers of our shares shall consult their own tax advisors with respect to an investment in our shares in light of their particular circumstances.

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

Law 14,596 introduced new concepts and practices for the governance of transfer pricing, aligned with OECD's guidelines, and. the Brazilian Tax Authorities have been issuing relevant rulings. Compliance with such transfer pricing framework may impact Nu's tax liabilities.

Brazil has recently adopted Pillar II rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT), through the enactment of Law No. 15,079/2024 in December 2024, which came into effect on January 1, 2025. The QDMTT establishes that a minimum corporate income tax rate of 15% must be paid in each jurisdiction where multinational groups operate.

Form 20-F | 2024	315

We do not anticipate that Brazilian Pillar II will impact the Nu's overall tax burden as all operational entities are subject to statutory corporate tax rates of at least 30%. Additionally, there are no Pillar II-related impacts for other companies consolidated under Nu Holdings, as the jurisdictions where these entities are domiciled—Cayman, Mexico, Colombia, Uruguay, and the United States—have not yet adopted Pillar II.

Income Tax

Dividends and Income Tax Reform

Dividends arising from our Class A ordinary shares and paid by us should not be subject to taxation in Brazil when paid in favor of a Non-Resident Holder.

There is an ongoing public political discussion in Brazil that may result in certain income tax rules being revamped, including but not limited to the imposition of withholding income taxes over dividends. Thus, there can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. In any case, any potential taxation being imposed upon dividends would become effective only in the year following the enactment of the relevant law.

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

VAT Tax Reform

On January 16, 2025, Complementary Law 214 (LC 214/25) was enacted to implement a reform in value-added taxes in Brazil, bringing significant changes on taxation of consumption.

The underlying principle of the LC 214/25 is to avoid any increases in the consolidated tax burden resulting from the current Brazilian value added taxes, that is, Contribution to Social Integration Program (PIS), Contribution for Social Security Financing (Cofins), Industrialized Products Tax (IPI), Tax on the Circulation of Goods and Services (ICMS) and Tax on Services (ISS).

Form 20-F | 2024	316

Such taxes will be gradually replaced by two new ones: the Contribution on Goods and Services (CBS) and by Tax on Goods and Services (IBS). CBS and IBS will be charged starting on January 1, 2027, whereas ISS will be gradually repealed between 2027 and 2033.

Nubank entities will be subject to CBS and IBS under a special regime applicable to financial institutions. As the rates of these taxes are yet to be determined by the Government, it is to early to anticipate if and how Nubank will be impacted.

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

Form 20-F | 2024	317

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

Market and IRRBB risk management is based on metrics that are reported to the Asset Liability Management, or “ALM” the Capital Technical Forum, the Global Executive Risk Committee, and to the Audit and Risk Committee depending on the materiality.

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

The tables below show the sensitivities in the fair values of the financial instruments (assets, liabilities and derivatives), in two different scenarios:

1) A standard +1bp (0.01% p.a.) shock in each curve that we have exposure (BRL, COL and MXN risk free rate, BRL inflation rate, USD risk free rate). These shocks are known as DV01 sensitivities.

2) a specific shock for each one of the curves:

●	+253bp (2.53% p.y.) in the BRL inflation rate;
●	+200bp (2% p.y.) in the USD risk free rate;

●           +400bp (4% p.y.) in the BRL risk free rate, MXN risk free rate and COL risk free rate.

Those shocks are standardized shocks defined by the BIS for the IRRBB (interest rate risk in the banking book), except for the BRL inflation rate, which was calculated based multiplying the BRL risk free rate shock (400bp) by the 1% percentile of the 5 year historical distribution of the daily relation between BRL inflation rates and BRL risk free rate.

Form 20-F | 2024	318

Financial instruments have their fair values calculated under current conditions and also in each one of the two scenarios described. The sensitivity value is the difference between the fair value in each scenario and the fair value under normal market conditions. Positive values represent gains and negative values represent losses in fair values.

The sensitivity analysis as of December 31, 2024 are set forth below:

Sensitivities to 1 bp (0.01%) Shocks – Brazilian risk free curve

Tenor	Credit Card	Loans	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(34)	(35)	0	2	0	0	0	(67)
7 Months to 12 Months	(15)	(74)	(12)	0	0	0	1	(100)
1 year to 2 years	(3)	(77)	(16)	(2)	0	0	2	(96)
2 years to 3 years	0	(43)	(4)	4	0	0	0	(43)
3 years to 4 years	0	(40)	0	0	0	0	0	(40)
4 years to 5 years	0	(10)	0	(2)	0	0	0	(12)
More than 5 Years	0	(7)	0	2	0	0	0	(5)
Total	(52)	(286)	(32)	4	0	0	3	(363)

Form 20-F | 2024	319

Sensitivities to 400 bps (4%) shocks – Brazilian risk free curve

Tenor	Credit Card	Loans	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(13,600)	(14,000)	0	800	0	0	0	(26,800)
7 Months to 12 Months	(6,000)	(29,600)	(4,800)	0	0	0	400	(40,000)
1 year to 2 years	(1,200)	(30,800)	(6,400)	(800)	0	0	800	(38,400)
2 years to 3 years	0	(17,200)	(1,600)	1,600	0	0	0	(17,200)
3 years to 4 years	0	(16,000)	0	0	0	0	0	(16,000)
4 years to 5 years	0	(4,000)	0	(800)	0	0	0	(4,800)
More than 5 Years	0	(2,800)	0	800	0	0	0	(2,000)
Total	(20,800)	(114,400)	(12,800)	1,600	0	0	1,200	(145,200)

Sensitivities to 1 bp (0.01%) Shocks – Brazilian IPCA coupon curve

Tenor	Credit Card	Loans	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	0	1	0	0	0	1
7 Months to 12 Months	0	0	0	0	0	0	0	0
1 year to 2 years	0	0	0	0	0	0	0	0
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	0	0	0	1	0	0	0	1

Form 20-F | 2024	320

Sensitivities to 253 bp (2.53%) Shocks – Brazilian IPCA coupon curve

Tenor	Credit Card	Loans	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	0	253	0	0	0	253
7 Months to 12 Months	0	0	0	0	0	0	0	0
1 year to 2 years	0	0	0	0	0	0	0	0
2 years to 3 years	0	0	0	0	0	0	0	0
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	0	0	0	253	0	0	0	253

Sensitivities to 1 bp (0.01%) Shocks – Mexican risk free curve

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(9)	(0)	(30)	5	23	0	0	(11)
7 Months to 12 Months	(2)	0	0	0	0	0	0	(2)
1 year to 2 years	(0)	0	0	0	0	0	0	(0)
2 years to 3 years	(0)	0	0	0	0	0	0	(0)
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(12)	(0)	(30)	5	23	0	0	(14)

Form 20-F | 2024	321

Sensitivities to 400 bp (4%) Shocks – Mexican risk free curve

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(3,788)	(128)	(11,840)	2,000	9,220	0	0	(4,536)
7 Months to 12 Months	(856)	0	0	0	0	0	0	(856)
1 year to 2 years	(172)	0	0	0	0	0	0	(172)
2 years to 3 years	(8)	0	0	0	0	0	0	(8)
3 years to 4 years	0	0	0	0	0	0	0	0
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(4,824)	(128)	(11,840)	2,000	9,220	0	0	(5,572)

Sensitivities (thousands of USD) to 1bp (0.01%) shocks - Colombia risk free curve

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(4)							(4)
7 Months to 12 Months	(6)		(4)					(10)
1 year to 2 years	(10)		(16)					(26)
2 years to 3 years	(4)		(10)					(14)
3 years to 4 years	(0)							(0)
4 years to 5 years								0
More than 5 Years								0
Total	(23)	0	(30)	0	0	0	0	(53)

Form 20-F | 2024	322

Sensitivities (thousands of USD) to 400bp (4%) shocks - Colombia risk free curve

Tenor	Credit Card	Cash & Cash Equivalents	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	(1,708)	0	0	0	0	0	0	(1,708)
7 Months to 12 Months	(2,220)	0	(1,636)	0	0	0	0	(3,856)
1 year to 2 years	(3,876)	0	(6,376)	0	0	0	0	(10,252)
2 years to 3 years	(1,404)	0	(4,136)	0	0	0	0	(5,540)
3 years to 4 years	(16)	0	0	0	0	0	0	(16)
4 years to 5 years	0	0	0	0	0	0	0	0
More than 5 Years	0	0	0	0	0	0	0	0
Total	(9,224)	0	(12,148)	0	0	0	0	(21,372)

Sensitivities to 1 bp (0.01%) Shocks – US risk free curve

Tenor	Credit Card	Loans	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	(0)	(8)	0	0	(5)	(13)
7 Months to 12 Months	0	0	(3)	0	0	0	(21)	(24)
1 year to 2 years	0	0	(11)	0	0	0	(42)	(52)
2 years to 3 years	0	0	(14)	0	0	0	(26)	(40)
3 years to 4 years	0	0	(6)	0	0	0	(8)	(13)
4 years to 5 years	0	0	(2)	0	0	0	(4)	(6)
More than 5 Years	0	0	0	0	0	0	(5)	(5)
Total	0	0	(36)	(8)	0	0	(110)	(154)

Form 20-F | 2024	323

Sensitivities to 200 bp (2%) Shocks – US risk free curve

Tenor	Credit Card	Loans	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	corporate bonds	Total
	(in US$ thousands)
0 to 6 Months	0	0	(41)	(1,699)	0	0	(957)	(2,697)
7 Months to 12 Months	0	0	(584)	0	0	0	(4,187)	(4,771)
1 year to 2 years	0	0	(2,169)	0	0	0	(8,303)	(10,472)
2 years to 3 years	0	0	(2,896)	0	0	0	(5,137)	(8,032)
3 years to 4 years	0	0	(1,102)	0	0	0	(1,548)	(2,650)
4 years to 5 years	0	0	(444)	0	0	0	(793)	(1,237)
More than 5 Years	0	0	0	0	0	0	(990)	(990)
Total	0	0	(7,236)	(1,699)	0	0	(21,915)	(30,849)

Foreign Exchange Rate Risk

Our functional currency is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. As of December 31, 2024 none of the entities in our corporate structure had significant financial exposures in a currency other than their respective functional currencies.

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

Form 20-F | 2024	324

Subsidiary	Country	Net Equity
		As of December 31, 2024	Shock (%)	Change (USD)
		(in US$ thousands)	(In percentage)	(in US$ thousands)
Nu México	Mexico	505,652	10%	50,565
Nu Colombia	Colombia	242,903	10%	24,290
Nu Tecnologia	Uruguay	2,969	10%	297
Nuplat	Uruguay	2,488	10%	249
Nu Uruguay Investments	Uruguay	90,087	10%	9,009
Cognitect (NuNA)	US	194,533	10%	19,453
Olivia IP	Brazil	1,450	34%	486
FIP	Brazil	4,242,592	34%	1,421,268
Total		5,282,784		1,525,628

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

Our credit management structure is independent from the business units and provides processes and tools to identify, quantify, control, monitor and report the credit risk from all products, continuously verifying their adherence to the approved policies and risk appetite structure. Our credit risk management also assesses and monitors the impacts of potential changes in the economic environment in our credit portfolio to ensure that it is resilient to economic downturns.

We believe that our credit decision-making complies with our high governance standards, as decisions are taken and approved according to their size and credit risk profile. Credit decisions approvals take place in committees, technical forums, and the designated decision forums, with the involvement of the first and second lines of defense. For the decision-making process, information arising from historical performance is presented and discussed using predictive models that analyze and score existing and potential customers based on their profitability and credit risk profile.

Form 20-F | 2024	325

We use customers’ internal information, statistical models, external data, and other quantitative analyses to determine the risk profile of each customer in the portfolio. The information collected is used to manage the portfolio credit risk and to measure expected credit loss with periodical assessment of changes in the provision amounts. For more information on our methodology to measure credit allowances, see note 4 to our audited consolidated financial statements.

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

Liquidity Risk is managed by the business areas in the first line of defense. The Market and Liquidity Risk area is independent from the business areas and is responsible for controlling liquidity risk, through the calculation and daily reporting of the metrics used to the business areas, as well as the assessment of the limits established for these metrics, in line with our risk appetite. Metrics are also reported to the Asset Liability Management and Capital Technical Forum, the Global Executive Risk Committee, and to the Audit and Risk Committee. The Audit and Risk Committee is responsible for defining the Liquidity Risk appetite.

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

Form 20-F | 2024	326

As part of our first line of defense and within our risk management process, each business area has mechanisms for identifying, measuring, evaluating, monitoring, and reporting operational risk events, as well as disseminating the control culture to other collaborators internally. Material risk assessments are presented to our operational risk and internal controls technical forum, as well as to our Global Executive Risk Committee, and to the Audit and Risk Committee. Applicable improvement recommendations are expected to become action plans including deadlines and responsibilities. Our first line of defense teams have the main responsibility for the development and implementation of controls to mitigate operational risks.

Information Technology Risk

We define Information Technology Risk, or IT risk, as the potential adverse effects arising from a variety of threats targeting our IT infrastructure. These threats encompass cybersecurity threats, data management issues, underperformance of our infrastructure, among others. Operating within a dynamic and challenging cyber threat landscape, we are committed to proactively investing in advanced controls and innovative technologies to safeguard against these risks.

Recognizing the critical nature of IT risks, including cybersecurity, we have instituted a dedicated IT risk management team, which functions as part of our second line of defense. This team operates independently from other IT-related functions to maintain objectivity and enhance oversight. The IT risk team is tasked with the identification, assessment, measurement, monitoring, control, and reporting of IT risks, all aligned with the risk appetite levels set and approved by our Board of Directors. For more information on our cybersecurity risk management efforts, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity— Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation,” “Item 4. Information on the Company—Business Overview—Cybersecurity Efforts,” and “Item 16K. Cybersecurity—Cybersecurity Risk Management.”

We continuously evaluate our exposure to risks and their potential impact on our business operations and customer base. Our ongoing efforts focus on enhancing our IT and cybersecurity capabilities and strengthening control measures. Additionally, we emphasize cultivating awareness among our employees and third-party partners regarding preventative strategies and incident reporting protocols. People are an integral component of our security framework, and their active participation is vital to our defensive strategy.

The outcomes of our IT risk evaluations and control assessments are routinely deliberated in our Non Financial Risk Technical Forum that takes place every two months, with findings and recommendations presented to the Global Executive Risk Committee and, reported to our Audit and Risk Committee. We ensure that any identified areas for improvement are translated into actionable plans with clearly defined deadlines and responsibilities to drive accountability and progress.

Form 20-F | 2024	327

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

At the executive level, our ALM technical forum is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring, and recommending capital-related action plans to the Global Executive Risk Committee and to our Audit and Risk Committee.

Regulatory Capital

Nu Pagamentos, our 100%-owned indirect subsidiary organized in Brazil, is regulated and authorized to operate by the Central Bank of Brazil.

Nu Pagamentos Prudential Conglomerate

As a regulated payment institution, the subsidiary Nu Pagamentos, together with its consolidated subsidiaries, or collectively the “Nu Pagamentos Prudential Conglomerate” is required to comply with the capital requirements set forth on Brazilian Central Bank Resolutions 197, 198, 199, 200, 201 and 202 for conglomerates type 3 (Payment Institution-led). The minimum capital adequacy ratio required for this type of institution (capital adequacy ratio or “CAR”) in 2024 is 8.75% of their total risk weighted assets or “RWAs”.

As of December 31, 2024, the capital position of the Nu Pagamentos Prudential Conglomerate was of US$ 3.6 billion (R$ 22.4 billion), resulting in a CAR of 18.1%, significantly higher than its requirement of 8.75%.

Nu Mexico Financiera

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly Akala, S.A. de C.V., or “Akala,” a Sofipo regulated by the CNBV. The regulatory capital requirements for this entity are defined by the NICAP metric (capitalization level or “nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology.

In December 2022, Nu Mexico Financiera received the formal approval from the CNBV to execute the migration of its credit card portfolio. A capital injection of over US$600 million was made in the regulated entity along with the credit card portfolio migration to support the transferred Risk Weighted Assets, or “RWA.” The whole Mexican operation was executed henceforth in the regulated entity.

As of December 31, 2024, the regulatory capital for Nu Mexico Financiera was equivalent to US$289 million, resulting in a capital ratio of 19.2%, with 10.5% being the minimum required.

Nu Colombia

Nu Colombia requested the licencia de compañía de financiamiento, a license from the SFC (Superintendencia Financiera de Colombia) which allows it to offer several consumer credit and deposit products. In August 2022, the SFC granted the incorporation license for Nu Colombia Compañía de Financiamiento S.A. (Nu CF), and by the end of October 2022 the incorporation was completed. In January 2024 Nu CF obtained the operational license and started its operation in March 2024. Nu CF is required to comply with the capital ratio defined in the solvency margin law or Ley de margen de solvencia on a monthly basis.

Form 20-F | 2024	328

In November 2024, a merger occurred between Nu SA and Nu CF. Prior to the merger, Nu SA managed the entire credit card portfolio, while Nu CF oversaw the savings account portfolio. Following the merger, Nu CF became the sole prevailing entity, absorbing the assets, liabilities and capital of Nu SA.

As of December 31, 2024, the regulatory capital for Nu Compañía de Financiamiento was equivalent to US$185 million, resulting in a capital ratio of 22.6%, with 10.5% being the minimum required.

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

The combined minimum capital requirement for Nu Pagamentos Conglomerate, Nu Mexico Financiera and Nu Compañía de Financiamiento was equivalent to approximately US$2.0 billion as of December 31, 2024. Our managerial regulatory capital, including (i) the capital position we had at the level of our regulated entities plus our cash position at Nu Holdings amounted to a capital position of approximately US$6.3 billion as of December 31, 2024. This managerial capital base was equivalent to approximately 3.15x of our minimum required capital.

For additional information regarding the capital requirements to which we are subject under Central Bank Resolution 200/22, as amended, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Other Rules—Prudential Framework and Limits of Exposure.”

Item 12. Description of Securities Other Than Equity Securities

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

Not applicable.

Form 20-F | 2024	329

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A.       Defaults

No matters to report.

B.       Arrears and Delinquencies

No matters to report.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.       Material Modifications to Instruments

Not applicable.

B.       Material Modifications to Rights

Not applicable.

C.       Withdrawal or Substitution of Assets

Not applicable.

D.       Change in Trustees or Paying Agents

Not applicable.

E.       Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Form 20-F | 2024	330

B.       Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Additionally, as stated in its report, our internal control over financial reporting as of December 31, 2024 has been audited by KPMG Auditores Independentes Ltda, an independent registered public accounting firm.

C.       Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2024, which is included herein.

D.       Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Form 20-F | 2024	331

Our Code of Conduct is designed to prevent misconduct and to promote: (i) honest and ethical conduct, including addressing real or perceived conflicts of interest between and professional relationships; (ii) transparent and fair experience and results for our clients and the markets in which we operate; (iii) complete, fair, accurate, timely and understandable disclosure in reports and documents that we file or submit to government authorities and regulatory bodies (including, but not limited to, the relevant central banks and securities and exchange commissions) and in other public communications that we make; (iv) compliance with applicable laws, rules and regulations; (v) the prompt internal reporting of violations of the Code of Conduct through the Whistleblowing Channel and (vi) accountability for noncompliance with the Code of Conduct.

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

We have adopted a Corporate Governance Policy, Insider Trading Policy, Environmental, Social and Governance Policy, Privacy Policy, Disclosure Policy, Compensation Clawback Policy and Pre-Approval Policies and Procedures for Audit and Non-Audit Services, that apply to all of our employees, officers and directors and posted the full text of such policies on the governance section of our website, www.investidores.nu/en/. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference. We intend to disclose future amendments to our policies on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F.

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. (“KPMG”) for the years ended December 31, 2024 and 2023.

Form 20-F | 2024	332

	2024	2023
	(in thousands of dollars)
Audit fees	1,928.3	1,749.8
Audit-related fees	48.6	58.5
Tax fees	5.2	15.5
All other fees	6.5	11.4
Total	1,988.6	1,835.2

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance and review of documents filed with the SEC.

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

All Other Fees

All other fees are fees billed for assurance services related to environmental, social and governance and sustainability assurance services.

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

Form 20-F | 2024	333

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

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

Form 20-F | 2024	334

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

Form 20-F | 2024	335

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

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;

Form 20-F | 2024	336

●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company;
●	an exempted company may register as a segregated portfolio company; and
●	an exempted company may register as a special economic zone company.

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

Share Capital

Under Cayman Companies Act, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:

●	paying distributions or dividends to members;
●	paying up unissued shares of the company to be issued to members as fully paid bonus shares;
●	any manner provided in section 37 of the Cayman Companies Act;

Form 20-F | 2024	337

●	writing off the preliminary expenses of the company; and
●	writing off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

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

Form 20-F | 2024	338

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

Proper books of account shall not be deemed to be kept if they are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.

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

Form 20-F | 2024	339

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

Form 20-F | 2024	340

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

Form 20-F | 2024	341

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

Form 20-F | 2024	342

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

Form 20-F | 2024	343

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Section 303A.04, which requires that a company have a nominations committee composed solely of “independent directors” as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Section 303A.05, which requires that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.
●	Section 312.03, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized.

Form 20-F | 2024	344

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

Form 20-F | 2024	345

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

Form 20-F | 2024	346

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

Form 20-F | 2024	347

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

Form 20-F | 2024	348

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading policies

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our Company’s securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as the NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K. Cybersecurity

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall enterprise risk management program, counting on dedicated professionals from the first line of defense (Information Security department) and second line of defense (Risk Management department). We have a comprehensive and dedicated cybersecurity team which is responsible for maintaining and continually improving security together and in partnership with the appropriate departments, also counting on third-party security experts for risk assessment and system enhancements. Our cybersecurity team is responsible for assessing our cybersecurity risk management program, and having the support from the second and third lines of defense to ensure the program effectiveness, hence we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all employees annually. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for managing cybersecurity risks associated with the use of our products and services, internal applications and services provided by third-party service providers. This framework includes steps for identifying and assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a relevant third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing the management, our Audit and Risk Committee and our Board of Directors of material cybersecurity threats and incidents, following the materiality internally defined for these matters.

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

Form 20-F | 2024	349

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

For more information on our cybersecurity risk management efforts, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity— Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation,” “Item 4. Information on the Company—Business Overview—Cybersecurity Efforts". and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Information Technology Risk.”

Form 20-F | 2024	350

PART III

Item 17. Financial statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial statements

Financial Statements are filed as part of this annual report. See pages F-1 to F-123 to this annual report.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1**	Memorandum and Articles of Association of Nu (incorporated herein by reference to Exhibit 3.1 to our annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 21, 2022).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
2.3**	Registration Rights Agreement by and among the registrant and certain holders of its shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
2.4**	Shareholder’s Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd. (incorporated herein by reference to Exhibit 4.3 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021)
2.5*	First Amendment to the Shareholders Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd, dated as of March 11, 2025.
4.1**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).

Form 20-F | 2024	351

4.2**	Nu Holdings Ltd. 2021 Employee Share Purchase Plan and related form agreements (incorporated herein by reference to Exhibit 10.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.3**	Nu Holdings Ltd. 2020 Omnibus Incentive Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 1, 2021).
4.4*	Amendment to 2020 Omnibus Incentive Plan adopted on April 10, 2025 and effective as of July, 1, 2025.
4.5**	Nu Holdings Ltd. 2016 Share Option Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 1, 2021).
4.6**	License Agreement, dated as of January 29, 2014, between Mastercard International Incorporated and EO2 Soluções de Pagamento S.A., including the Acceptance Letter, dated as of January 29, 2014; the Summary of Licenses Granted, dated as of January 29, 2014; and the Supplement to the Mastercard License Agreement, dated as of January 29, 2014 (incorporated herein by reference to Exhibit 10.4 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 30, 2021).
4.7**	License Agreement, dated as of April 24, 2020, between Mastercard International Incorporated and Nu Pagamentos S.A., including the First Amendment to the License Agreement, dated as of April 24, 2020; the Summary of Licenses Granted, dated as of April 24, 2020; and the Supplement to the Mastercard License Agreement, dated as of April 24, 2020 (incorporated herein by reference to Exhibit 10.5 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 30, 2021).

Form 20-F | 2024	352

4.8**	License Agreement, dated as of January 3, 2019, between Mastercard International Incorporated and Nu Bn Mexico S.A. de C.V., including the Acceptance Letter, dated as of January 3, 2019; the Summary of Licenses Granted, dated as of January 3, 2019; and the Supplement to the Mastercard License Agreement, dated as of January 3, 2019 (incorporated herein by reference to Exhibit 10.6 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 30, 2021).
8.1*	List of subsidiaries.
11.1*	Insider Trading Policy
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
23.1*	Consent of KPMG Auditores Independentes Ltda.
97.1	Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 19, 2024).

Form 20-F | 2024	353

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Previously filed.

Form 20-F | 2024	354

GLOSSARY OF TERMS

The following is a glossary of certain industry and other defined terms used in this annual report:

“ARPAC” stands for average revenue per active customer.

“activity rate” is defined as monthly active customers divided by the total number of customers as of a specific date.

“ANBIMA” means the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).

“Boleto” (banking payment slips) means a printable document issued by merchants and used to make payments in Brazil.

"Bill” means a Bill of law, a formal proposal for new legislation or changes to existing laws presented for approval in a legislative body. If approved, it becomes law.

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

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“CNBV” means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores).

“consumer finance” is the combination of Credit Card and Loan Businesses

“contribution margin” means the sum of revenue from our credit card, personal loans and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue.

Form 20-F | 2024	355

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“cost of risk” is defined as the sum of change in loan loss provisions, credit loss and gross recoveries divided by total receivables.

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

“ECL” or “ECL Allowance” means the expected credit loss on our credit operations, including loans and credit cards.

“EUR” or “€” means the Euro, the official currency of the European Union.

“first payment default” means when the first scheduled payment by a customer remains unpaid as of the 10th day after it becomes due.

“founding shareholder” refers to our founding shareholder, chairman and chief executive officer, David Vélez Osorno.

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

“IFRS” means the International Financial Reporting Standards (IFRS Accounting Standards).

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

Form 20-F | 2024	356

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

“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

Form 20-F | 2024	357

“SAM” is the term used for Serviceable Addressable Market.

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

“STF” means the Federal Supreme Court of Brazil (Supremo Tribunal Federal).

“squads” is the term used to refer to Nu teams that work within the same scope of operations, e.g., Controllership Squad, FP&A Squad.

“Sofipo” is the term for Popular Financial Institutions which are for-profit companies whose purpose is to promote the collection of resources, as well as to place them through loans or credits to the general public.

“SUSEP” means the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados).

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

"TIIE" means Mexican Interbanking Equilibrium Interest Rate.

"VASPs” means virtual asset service providers

Form 20-F | 2024	358

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nu Holdings Ltd.

April,16, 2025

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno
Title:	Chairman and Chief Executive Officer

By:	/s/ Guilherme Marques do Lago
Name:	Guilherme Marques do Lago
Title:	Chief Financial Officer

Form 20-F | 2024	359

Form 20-F | 2024	360

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Nu Holdings Ltd.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nu Holdings Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS-Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in accounting method - Crypto Assets

As discussed in Note 1(c) to the consolidated financial statements, the Company has changed its method of accounting for the recognition of crypto assets held for other parties in the consolidated financial statements, due to the adoption of Staff Accounting Bulletin No. 122 as of December 31, 2024, which was adopted in a fully retrospective basis and rescinded Staff Accounting Bulletin No. 121.

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

Credit Loss Allowance From Credit Cards Receivables and Loans to Customers

As discussed in Notes 4(a), 5(a), 13 and 14 to the consolidated financial statements, the Company has credit loss allowance from credit cards receivables and loans to customers totaling US$3,184,096 thousand as of December 31, 2024. The Company recognizes a lifetime credit loss allowance for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month credit loss allowance from credit cards receivables and loans to customers for all other contracts (stage 1). To calculate credit loss allowance from credit cards receivables and loans to customers the Company segregates the portfolios of amounts receivable from credit cards and loans to customers into homogeneous risk groups based on shared credit risk characteristics, determined by internal scoring models, and estimates the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) for each group. The Company’s calculation of credit loss allowance from credit cards receivables and loans to customers also reflects possible future macroeconomic scenarios for which it projects the following variables: gross domestic product (GDP); the inflation rate; the unemployment rate; and the basic interest rate.

We identified the measurement of the allowance for expected credit losses from credit cards receivables and loans to customers as a critical audit matter. Complex auditor judgment was required to evaluate the credit loss allowance estimate as it involves significant measurement uncertainties as a result of the complexity of the models and the significant judgments made by the Company, specifically: (i) the overall credit loss allowance methodology, including the methods and models used to estimate the PDs, EADs and LGDs; (ii) the selection of the macroeconomic variables incorporated into the calculation; and (iii) the Company’s definition of a SICR (stage 2).

Our audit procedures in this area included, but were not limited to:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s credit loss allowance process. This included controls related to the:

(i)	design of the models and methodology for estimating the credit loss allowance, including the selection of the macroeconomic variables;

(ii)	definition of SICR contracts;

(iii)	performance monitoring of the models; and

(iv)	periodic validation of the models.

We involved credit risk professionals with specialized skills and knowledge, who assisted in:

(i)	evaluating the overall credit loss allowance methodology for compliance with IFRS Accounting Standards;

(ii)	assessing the conceptual soundness of the models and modeling techniques, including those used to derive the PDs, EADs and LGDs and to select the macroeconomic variables that are incorporated into the calculation, by inspecting model documentation to determine whether the models are suitable for their intended use;

(iii)	checking the accuracy of the Company’s estimates of PD, EAD and LGD using the Company's historical data and forward-looking information;

(iv)	evaluating the relevance of the variables considered in the future macroeconomic scenarios through regression analysis of the historical correlation of these variables and credit risk; and

(iv)	evaluating the Company's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices.

Assessment of the value in use of the Investment cash generating unit

As discussed in Note 4(k) to the consolidated financial statements, the Company’s Investment cash generating unit has a carrying amount of US$ 528,900 thousand, which includes goodwill related to the acquisition of Nu Investimento’s of US$ 353,405 thousand, as of December 31, 2024. The Company allocates goodwill to cash generating units (CGUs) and performs an impairment test over these CGUs at least annually or when there are events or circumstances that indicate that the carrying amount of a CGU exceeds its recoverable amount. Initially, the Company calculates the recoverable amount of a CGU based on its value in use, determined by discounting the future cash flows expected to be generated by the continued use of the CGU’s assets and its final disposal.

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

Our audit procedures in this area included, but were not limited to:

We evaluated the design and tested the operational effectiveness of certain internal controls related to the Company’s assessment of the value in use of the Investment CGU, including controls related to the review of the budget process; review and approval of the discount rate and the future growth assumptions used in the discounted cash flow model and review of impairment indicators.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in evaluating:

(i)	the Company’s forecasted cash flow growth rates by challenging management’s projections, including the potential impacts of Internal and / or external economic factors, and comparing certain assumptions with internal and publicly available market data.

(ii)	the discount rate used by comparing certain of its components with publicly available market data; and

(iii)	the Company’s ability to accurately forecast by comparing the Company’s historical cash flow forecasts to actual subsequent cash flows.

(iv)	the methodology used to estimate value in use, comparing it with the market's generally accepted valuation practices.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2018. São Paulo - Brazil

April 16, 2025

Consolidated Statements of Income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars, except earnings per share)

	Note	2024	2023	2022

Interest income and gains (losses) on financial instruments	6	9,631,043	6,439,712	3,555,213
Fee and commission income	6	1,886,032	1,589,264	1,237,018
Total Revenue		11,517,075	8,028,976	4,792,231
Interest and other financial expenses	6	(2,834,859)	(2,036,925)	(1,547,903)
Transactional expenses	6	(260,324)	(215,930)	(176,427)
Credit loss allowance expenses	7	(3,168,983)	(2,285,218)	(1,404,911)
Total cost of financial and transactional services provided		(6,264,166)	(4,538,073)	(3,129,241)
Gross profit		5,252,909	3,490,903	1,662,990

Operating expenses
Customer support and operations	8	(604,643)	(488,082)	(335,363)
General and administrative expenses (G&A)	8	(1,256,086)	(1,042,290)	(1,333,267)
Contingent share award (CSA) termination	10	-	-	(355,573)
G&A - Others		(1,256,086)	(1,042,290)	(977,694)
Marketing expenses	8	(246,396)	(171,022)	(152,997)
Other income (expenses)	8	(350,586)	(250,431)	(150,264)
Total operating expenses		(2,457,711)	(1,951,825)	(1,971,891)

Income (loss) before income taxes		2,795,198	1,539,078	(308,901)

Income taxes
Current taxes	31	(1,536,521)	(1,184,230)	(473,345)
Deferred taxes	31	713,435	675,682	417,612
Total income taxes		(823,086)	(508,548)	(55,733)

Net income (loss) for the year		1,972,112	1,030,530	(364,634)
Net income (loss) attributable to shareholders of the parent company		1,972,112	1,030,530	(364,578)
Net income (loss) attributable to non-controlling interests		-	-	(56)

Earnings (losses) per share – Basic	9	0.4115	0.2175	(0.0780)
Earnings (losses) per share – Diluted	9	0.4034	0.2121	(0.0780)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,792,081	4,738,841	4,676,977
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,888,918	4,857,579	4,676,977

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2024	2023	2022

Net income (loss) for the year		1,972,112	1,030,530	(364,634)

Other comprehensive income (loss):
Effective portion of changes in fair value		56,141	29,305	(29,795)
Changes in fair value reclassified to profit or loss		(32,403)	(13,018)	18,007
Deferred income taxes		(13,405)	3,616	2,815
Cash flow hedge	20	10,333	19,903	(8,973)

Changes in fair value		2,078	32,246	(22,053)
Deferred income taxes		1,506	(1,950)	(1,986)
Financial assets at fair value through other comprehensive income (loss)		3,584	30,296	(24,039)

Currency translation on foreign entities		(998,474)	243,853	2,580

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		(984,557)	294,052	(30,432)

Changes in fair value - own credit adjustment	21	(40)	29	2,008
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		(40)	29	2,008
Total other comprehensive income (loss), net of tax		(984,597)	294,081	(28,424)
Total comprehensive income (loss) for the year, net of tax		987,515	1,324,611	(393,058)
Total comprehensive income (loss) attributable to shareholders of the parent company		987,515	1,324,611	(393,002)
Total comprehensive income (loss) attributable to non-controlling interests		-	-	(56)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Assets
Cash and cash equivalents	11	9,185,742	5,923,440
Financial assets at fair value through profit or loss		741,042	389,875
Securities	12	665,242	368,574
Derivative financial instruments	20	75,464	20,981
Collateral for credit card operations	24	336	320
Financial assets at fair value through other comprehensive income		9,913,517	8,805,745
Securities	12	9,913,517	8,805,745
Financial assets at amortized cost		26,701,505	24,988,919
Credit card receivables	13	12,259,276	12,414,133
Loans to customers	14	5,321,885	3,202,334
Compulsory and other deposits at central banks	15	6,743,336	7,447,483
Other receivables	16	1,413,443	1,689,030
Other financial assets		78,147	131,519
Securities	12	885,418	104,420
Other assets	17	663,578	936,209
Deferred tax assets	31	1,818,339	1,537,835
Investments in associates	18	99,365	-
Right-of-use assets		20,344	30,459
Property, plant and equipment		25,879	39,294
Intangible assets	19	347,616	295,881
Goodwill	19	414,287	397,538
Total assets		49,931,214	43,345,195

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Liabilities
Financial liabilities at fair value through profit or loss		340,912	242,615
Derivative financial instruments	20	32,329	28,173
Instruments eligible as capital	21	-	3,988
Repurchase agreements	22	308,583	210,454
Financial liabilities at amortized cost		39,918,963	34,582,759
Deposits	23	28,855,065	23,691,130
Payables to network	24	9,333,541	9,755,285
Borrowings and financing	25	1,730,357	1,136,344
Salaries, allowances and social security contributions		180,181	166,876
Tax liabilities	31	1,102,086	1,300,845
Lease liabilities		26,197	36,942
Provision for lawsuits and administrative proceedings	26	22,551	8,082
Deferred income	27	71,636	68,360
Other liabilities	28	621,612	532,331
Total liabilities		42,284,138	36,938,810
Equity
Share capital	32	84	84
Share premium reserve	32	5,053,776	4,972,922
Accumulated gains	32	3,420,596	1,276,949
Other comprehensive income (loss)	32	(828,167)	156,430
Equity attributable to shareholders of the parent company		7,646,289	6,406,385
Equity attributable to non-controlling interests		787	-
Total equity		7,647,076	6,406,385
Total liabilities and equity		49,931,214	43,345,195

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

As of December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385	-	6,406,385
Net income for the year		-	-	1,972,112	-	-	-	-	1,972,112	-	1,972,112
Share-based compensation, net of shares withheld for employee taxes	10	-	-	170,252	-	-	-	-	170,252	-	170,252
Shares issued to providers	32	-	-	1,283	-	-	-	-	1,283	-	1,283
Shares issued on business acquisition	32	-	75,308	-	-	-	-	-	75,308	-	75,308
Stock options exercised	32	-	5,546	-	-	-	-	-	5,546	-	5,546
Increase in non-controlling interests		-	-	-	-	-	-	-	-	787	787
Other comprehensive income, net of tax	32
Cash flow hedge		-	-	-	-	10,333	-	-	10,333	-	10,333
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	3,584	-	3,584	-	3,584
Currency translation on foreign entities		-	-	-	(998,474)	-	-	-	(998,474)	-	(998,474)
Own credit adjustment	32	-	-	-	-	-	-	(40)	(40)	-	(40)
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076

Consolidated Statements of Changes in Equity

As of December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
							Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Share-based payment reserve	Accumulated losses	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	765,639	(701,062)	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Net income for the year		-	-	-	1,030,530	1,030,530	-	-	-	-	1,030,530
Share-based compensation, net of shares withheld for employee taxes	10	-	-	160,309	-	160,309	-	-	-	-	160,309
Shares issued to service providers	32	-	-	21,533	-	21,533	-	-	-	-	21,533
Shares issued	32	1	-	-	-	-	-	-	-	-	1
Stock options exercised	32	-	9,148	-	-	-	-	-	-	-	9,148
Other comprehensive income, net of tax	32
Cash flow hedge		-	-	-	-	-	-	19,903	-	-	19,903
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	-	-	30,296	-	30,296
Currency translation on foreign entities		-	-	-	-	-	243,853	-	-	-	243,853
Own credit adjustment		-	-	-	-	-	-	-	-	29	29
Balances as of December 31, 2023		84	4,972,922	947,481	329,468	1,276,949	135,497	12,417	7,998	518	6,406,385

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

As of December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the year		-	-	(364,578)	-	-	-	-	(364,578)	(56)	(364,634)
Share-based compensation granted, net of shares withheld for employee taxes	10	-	-	201,991	-	-	-	-	201,991	-	201,991
Share-based compensation - contingent share award (CSA) termination	10	-	-	355,573	-	-	-	-	355,573	-	355,573
Stock options exercised	32	-	4,505	-	-	-	-	-	4,505	-	4,505
Shares issued on business acquisition		-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	32	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Loss of control of subsidiary		-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	32
Cash flow hedge		-	-	-	-	(8,973)	-	-	(8,973)	-	(8,973)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(24,039)	-	(24,039)	-	(24,039)
Currency translation on foreign entities		-	-	-	2,580	-	-	-	2,580	-	2,580
Own credit adjustment		-	-	-	-	-	-	2,008	2,008	-	2,008
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783	-	4,890,783

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2024	2023	2022

Cash flows from operating activities
Reconciliation of profit to net cash flows from operating activities:
Net Income (loss) for the year		1,972,112	1,030,530	(364,634)
Adjustments:
Depreciation and amortization	8	77,128	62,895	35,581
Credit loss allowance expenses	7	3,469,044	2,487,648	1,440,922
Deferred income taxes	31	(713,435)	(675,682)	(417,612)
Provision for lawsuits and administrative proceedings		18,406	17,098	(1,174)
Unrealized losses (gains) on other investments		(11)	20	848
Unrealized losses on financial instruments		47,933	15,885	17,794
Interest accrued		179,203	103,572	32,479
Contingent share award (CSA) - termination		-	-	355,573
Share-based compensation	10	272,382	212,551	253,203
Others		(2,712)	23,056	8,203
		5,320,050	3,277,573	1,361,183

Changes in operating assets and liabilities:
Securities		(2,552,241)	699,076	(1,102,864)
Credit card receivables		(5,873,063)	(7,878,307)	(5,213,669)
Loans to customers		(7,024,003)	(3,577,534)	(1,889,278)
Other receivables		385,192	(1,136,488)	(481,824)
Compulsory deposits and others at central banks		805,963	(4,540,463)	(1,880,347)
Other assets		369,190	(60,982)	(772,415)
Deposits		5,910,612	7,664,820	6,278,088
Payables to network		(528,511)	2,818,592	2,221,037
Deferred income		3,750	25,935	11,277
Other liabilities		1,111,830	1,279,987	979,277

Interest paid		(88,082)	(82,904)	(30,935)
Income tax paid		(1,262,541)	(612,447)	(297,090)
Interest received		5,820,898	3,389,331	1,573,133
Cash flows generated from operating activities		2,399,044	1,266,189	755,573

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	2024	2023	2022

Cash flows from investing activities
Acquisition of property, plant and equipment		(5,418)	(20,243)	(20,001)
Acquisition and development of intangible assets		(169,572)	(156,760)	(94,305)
Investments in associates	18	(99,365)	-	-
Acquisition of subsidiary, net of cash acquired		(5,637)	-	(10,346)
Financial instruments derivatives	18	(50,635)	-	-
Acquisition of securities - equity instruments		-	-	(2,500)
Cash flow used in investing activities		(330,627)	(177,003)	(127,152)

Cash flows from financing activities
Issuance of shares for over-allotment in IPO		-	-	247,998
Transactional costs for over-allotment in IPO		-	-	(3,985)
Payments of securitized borrowings		-	-	(10,633)
Proceeds from borrowings and financing	25	1,309,890	469,501	581,142
Payments of borrowings and financing	25	(580,642)	(46,501)	(159,983)
Lease payments		(7,053)	(6,933)	(5,005)
Exercise of stock options	32	5,546	9,148	4,505
Cash flows generated from financing activities		727,741	425,215	654,039
Change in cash and cash equivalents		2,796,158	1,514,401	1,282,460

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	5,923,440	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents		466,144	236,723	184,181
Cash and cash equivalents - end of the year	11	9,185,742	5,923,440	4,172,316
Increase in cash and cash equivalents		2,796,158	1,514,401	1,282,460

Non-cash transactions
Shares issued to service providers		1,283	21,533	-
Shares issued for business acquisition		75,308	-	36,671
Contingent share award (CSA) - termination		-	-	355,573

The accompanying notes are an integral part of these consolidated financial statements.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Nu Holdings Ltd.

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of December 31, 2024, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
●	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento") (previously known as Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financeira provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which also includes features of a traditional bank account.
●	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The Company’s Board authorized the issuance of these consolidated financial statements on April 16, 2025.

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

b) Nucoin

In September 2024, the Company announced the repositioning of Nucoin as part of a new loyalty program being developed for Nubank's customers, which led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoin. As result, the Group recorded US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoin within the new loyalty program, as well as US$8 million attributable to the impairment of certain capitalized intangible assets associated with the liquidity pool feature.

c) Staff Accounting Bulletin No. 122 (“SAB 122")

In January 2025, the SEC staff released Staff Accounting Bulletin No. 122 (“SAB 122”), which rescinded Staff Accounting Bulletin No. 121 (“SAB 121”). The Company effected the rescission of SAB 121 as of December 31, 2024 on a fully retrospective basis, resulting in the Company derecognizing the previously recognized safeguarding obligation liability related to crypto assets held for other parties and the corresponding safeguarding asset related to crypto assets held for other parties. As a result of the adoption of SAB 122, assets and liabilities related to customer crypto safeguarding were derecognized in the amount of US$153,254 million in the consolidated financial position as of December 31, 2023.

d) Contingent share award - Termination

On November 29, 2022, Mr. David Vélez, the Company's Chief Executive Officer, informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award ("CSA"). As a result of the termination, the Company recorded expenses on that date of US$355,573 due to the acceleration of the vesting. After such one-time recognition, the Company no longer accounted for any expense associated with the 2021 Contingent Share Award. The termination did not impact cash flows and no shares were issued under this CSA. Additional information is disclosed in Note 10b.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

e) Issuance of ordinary class A shares

In January 2022, Nubank issued 27,555,298 ordinary class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters over-allotment option.

f) Investments activities

On December 12, 2024 Nu made a minority investment in Tyme Group Pte Ltd. ("Tyme") as the lead of its series D funding round. Tyme operates under a hybrid model that combines a customer-centric digital platform with physical experiences, delivered in partnership with nationwide retailers through digital kiosks and bank ambassadors. Tyme specializes in emerging markets populations including South Africa and the Philippines. Additional information is disclosed in Note 18.

2. Statement of compliance

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS - Accounting Standards).

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

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

●	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses (income)” in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

●	Assets and liabilities are converted into US$ at the exchange rate at the reporting date;
●	Equity is translated into US$ at historical cost;
●	Revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and
●	Statements of cash flow items are translated into US$ using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

b) New or revised accounting pronouncements adopted in 2024:

The following new or revised standards have been issued by IASB, were effective for the period covered by these consolidated financial statements and had no significant impact.

●	Disclosures in Financial Statements (Amendments to IAS 1);
●	Non-current Liabilities with Covenants (Amendments to IAS 1);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

c) Other new standards and interpretations issued but not yet effective:

●	Lack of Exchangeability (Amendments to IAS 21);
●	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9);
●	Annual Improvements to IFRS Accounting Standards:
○	IFRS 1: Hedge accounting by a first-time adopter;
○	IFRS 7: Gain or loss on derecognition;
○	IFRS 7: Disclosure of deferred difference between fair value and transaction price;
○	IFRS 7: Introduction and credit risk disclosures;

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

○	IFRS 9: Lessee derecognition of lease liabilities;
○	IFRS 9: Transaction price;
○	IFRS 10: Determination of a ‘de facto agent’;
○	IAS 7: Cost method.
●	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which will be effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore no impact of Pillar Two is expected. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's consolidated financial statements.

●	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

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

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	Interest in total capital %
					2024	2023	2022

Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%	100%
Nu Colombia Compañia de Financiamiento S.A. (“Nu Colombia”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%	100%

Nu Pagamentos, Nu Financeira and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of December 31, 2024 and 2023, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the funds.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

●	Financial assets and financial liabilities held for trading;
●	Debt instruments that do not solely have payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
●	Equity instruments that have not been designated as held at FVTOCI.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

Solely Payments of Principal and Interest – SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic loan arrangement (i.e., interest includes only consideration for the time value of money, credit risk, other basic loan risks, and a profit margin that is consistent with a basic loan arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic loan arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Group classifies its instruments into one of the following measurement categories.

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of income using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of income.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of income in the period in which it arises.

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

Financial liabilities are included for measurement purposes in one of the following categories:

●	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.
●	Financial liabilities designated at FVTPL: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in the statement of income (the remaining amount of change in the fair value of the liability).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

●	Derivative financial instruments;
●	Instruments eligible as capital;
●	Repurchase agreements;
●	Deposits;
●	Payables to network;
●	Borrowings and financing, and securitized borrowings.

Credit loss allowance of financial assets

The Group calculates an expected credit loss ("ECL") for its financial assets. This way, ECLs should account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables.

The Group calculates different provisions for the financial instruments classified into:

●	Stage 1 - no significant increase in credit risk (“SICR”);
●	Stage 2 - significant increase in credit risk since initial recognition; and
●	Stage 3 - credit impaired.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Based on these concepts, Nu’s approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days but less than 90 (ninety) days in arrears; or
(ii)	relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current risk assessment of the counterparty with the one given at the moment of recognition of the financial asset. The risk assessment considers credit behavior variables, largely correlated with the probability of default (PD) of the financial instrument.

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

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty (debt restructuring).

The Group also assumes a cure criteria for stage 3, establishing a probation period required to revert the condition of impaired asset, enabling migration to prior stages.

Lifetime definition

The maximum period over which expected credit loss shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the loan product, the lifetime is straightforward, being equal to the number of months for the remaining loan installments to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit loss is based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

In turn, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on average market expectations for the main countries the Group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment and basic interest rate. These forecasts are monitored by the Group.

The Group builds models with upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The Group determines the weightings of the scenarios by analyzing the macroeconomic forecasts and how they relate to the current environment. The weighting of scenarios depends on the Group’s expectations regarding the likelihood of each scenario to occur. The weighting is re-assessed quarterly and reviewed whenever there is a substantial change in the economic environment that causes the macroeconomics outlooks’ expectation to be revised.

The weights and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

●	Probability of default (PD): is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, the calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.

●	Exposure at default (EAD): the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a product is the expected balance value at default after considering the repayments behavior.

●	Loss given default (LGD): the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of all recoveries, adjusted for collections costs, divided by the defaulted balances.

●	Discount rate: it is the average effective interest rate calculated using historical data.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The Group assesses the performance of ECL estimations through the following methods:

●	Back testing: comparing the model’s output at prior reference dates to materialized defaults net of recoveries allows the Group to evaluate how the model’s predictions have paired with actual data.
●	Coverage duration: while back testing, the Group analyzes how many months it is covered for losses while provisioning the ECL.

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

Recoveries

Recoveries of credit loss are registered as an income, offset against credit loss, and classified in the consolidated statements of income as “Credit loss allowance expenses”.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of income, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of income.

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

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of income and included within “Interest income and gains (losses) on financial instruments”.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income or loss in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in equity are reclassified to the statement of income in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services, administrative expenses and intercompany expenses.

(ii) Portfolio Hedge - The Group holds portfolios of customers’ loan and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes of the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

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

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of income in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

a)       Fair value

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 30.

b)       Accounting for acquisitions

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

c)       Revenue recognition

Interest income and gains (losses) on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of income.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

d)       Cash and cash equivalents

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

e)       Credit card receivables

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

f)        Loans to customers

Loans to customers are related to Nu’s unsecured and secured loan products. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL allowance).

g)       Compulsory and other deposits at central banks

Compulsory deposits and reserves are the amount required by the Central Bank of Brazil (BACEN) based on the amount of Bank certificate of deposit (CDB) and Bank Receipt of Deposits (RDB) held by Nu or to support instant payments operations (PIX).

h)       Leasing

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The accumulated depreciation and impairment losses are classified as "General and administrative expenses" in the consolidated statement of income.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

i)     Investments in associates

Associates are companies in which Nu has a significant influence, but not control, characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

Investments in associates are accounted for under the equity method, that is, initially recognized at cost, including transactions costs, and the carrying amount is subsequently increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of income in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment and intangible assets may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment and intangible assets recoverable amount. The carrying amount of the property, plant and equipment and intangible assets will only be increased up to the amount that would have been had the original impairment not been recognized.

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

n)       Deposits

Corresponds to amounts deposited by customers mainly in:

(i)	NuAccount;
(ii)	Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits (“RDB-V”);
(iii)	Time deposits;
(iv)	Bank certificate of deposit (CDB); and
(v)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)       Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

r)        Provisions and contingent assets and liabilities

Provisions are recognized to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

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

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of income, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	Possible: disclosed in the financial statements, but for which no provision is recognized; and
●	Remote: require neither provision nor disclosure on the financial statements.

For civil cases, the Company has a methodology for calculating provisions on a collective basis, estimating the probable losses. These estimates are based on the Group statistical evaluation of information related to lawsuits filed against the Company, considering the historical average costs per case closed in the last 12 months, and the average cost is applied to each of the ongoing cases in our portfolio of similar cases.

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

v)       Share-based payments

The Group maintains a long-term incentive plan, structured through grants of Stock Options (“SOPs”), Restricted Stock Units (“RSUs”) and awards linked to market conditions ("Awards"). Since 2020, employee incentives have been granted solely through the receipt of common stock (Restricted Stock Units - "RSUs") after the vesting period. The objective is to provide to the Group's employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions.

Share-based payments expenses are recorded based on the fair value at the grant date. Following the Initial Public Offering ("IPO") that took place in December 2021, the fair value is determined based on the publicly traded share price. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of income and the accumulated loss reserve in equity. The Awards' expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

w)      Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

Tax	Rate (2024)	Rate (2023)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15%	15%

Taxable profit differs from net profit as reported in the statement of income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVTOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of income when the deferred fair value gain or loss is recognized in the statement of income.

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

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

a)	Credit loss on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit loss on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit loss has occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit loss.

Key areas of judgment

The critical judgments made by management in applying the expected credit loss ("ECL") allowance methodology is:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2024, the ECL allowance for credit card receivables and loans to customers totaled US$3,184,096 of which US$2,389,526 related to credit card receivables and US$794,750 to loans to customers. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	3,184,096	2,957,096	3,136,244	3,453,760

Key elements for estimates

The estimate that has a significant risk of resulting in a significant adjustment to the amount of expected credit loss allowance is:

a) The relationship of the observed losses and the past macroeconomic scenarios.

b) Goodwill impairment analysis

For the purposes of impairment testing, goodwill was allocated to the investment activities cash-generating unit ("CGU"). Impairment tests were performed on September 30, 2024 and no adjustment to the recoverable amount for the goodwill was recorded since the recoverable amounts of CGU were determined to be higher than its carrying amount. Up to December 31, 2024, no events or circumstances that could be indicators of impairment were identified.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The estimated recoverable amount of all CGUs exceeded their carrying amount on September 30, 2024. The carrying amount and main assumptions used in determining the recoverable amounts are:

CGU	Carrying amount (US$ million)	Goodwill (US$ million)	Discount rate (%)	Growth rate (%)

Investments activities CGU	518.9	353.4	16.0	3.6

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

More information about the significant unobservable inputs and other information are disclosed in note 30.

f) Investments in associates

Judgment by Management is required in determining if Nu has significant influence, which is characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	2024	2023	2022

Interest income – credit card	3,802,366	2,521,892	1,014,875
Interest income – loan	3,038,663	1,650,321	932,196
Interest income – other assets at amortized cost	1,278,980	851,237	388,736
Interest income – other receivables	324,196	398,536	161,004
Interest income and gains (losses) - financial instruments at fair value	1,287,991	973,029	1,087,619
Other income at fair value	(101,153)	44,697	(29,217)
Total interest income and gains (losses) on financial instruments	9,631,043	6,439,712	3,555,213

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprise interest and the fair value changes on financial assets carried at fair value.

b) Fee and commission income

	2024	2023	2022

Interchange fees	1,380,577	1,187,857	917,373
Late fees	287,483	180,688	104,499
Recharge fees	36,710	48,711	77,469
Insurance commission	29,098	24,394	-
Rewards revenue	27,240	24,313	22,438
Other fee and commission income	124,924	123,301	115,239
Total fee and commission income	1,886,032	1,589,264	1,237,018

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

Recharge fees comprise the selling price of prepaid credit for mobile top ups to customers, net of acquisition costs.

c) Interest and other financial expenses

	2024	2023	2022

Interest expense on deposits	2,342,227	1,723,839	1,407,898
Interest expense on debt instruments and financing	259,430	136,423	-
Other interest and similar expenses	233,202	176,663	140,005
Interest and other financial expenses	2,834,859	2,036,925	1,547,903

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

d) Transactional expenses

	2024	2023	2022

Bank slip costs	20,213	23,953	33,963
Rewards expenses	68,500	58,304	42,422
Credit and debit card network costs	63,360	52,199	54,987
Financial system expenses	14,995	23,063	-
Other transactional expenses	93,256	58,411	45,055
Total transactional expenses	260,324	215,930	176,427

Transactional expenses comprise amounts related to data processing for transactions, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to the rewards program to fulfill the redemption of the points by customers, and other costs related to payments.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, among others.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

7. Credit loss allowance expenses

	2024	2023	2022

Net increase of loss allowance - Credit card receivables (note 13)	2,211,862	1,849,706	939,079
Recovery	(192,415)	(158,747)	(31,491)
Credit loss allowance expenses - Credit card receivables	2,019,447	1,690,959	907,588

Net increase of loss allowance - Loan to customers (note 14)	1,257,358	634,356	501,843
Recovery	(107,646)	(43,683)	(4,520)
Credit loss allowance expenses - Loan to customers	1,149,712	590,673	497,323

Credit loss allowance expenses - Others	(176)	3,586	-
Total	3,168,983	2,285,218	1,404,911

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

8. Operating expenses

	2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(233,845)	(195,064)	-	-	(428,909)
Credit analysis and collection costs	(111,864)	(35,994)	-	-	(147,858)
Customer services	(92,615)	(6,342)	-	-	(98,957)
Salaries and associated benefits	(74,253)	(349,910)	(18,310)	-	(442,473)
Credit and debit card issuance costs	(31,403)	(43,653)	-	-	(75,056)
Share-based compensation (note 10)	(12,055)	(351,431)	(9,183)	-	(372,669)
Specialized services expenses	-	(77,231)	-	-	(77,231)
Other personnel costs	(21,018)	(53,839)	(2,201)	-	(77,058)
Depreciation and amortization	(27,485)	(49,643)	-	-	(77,128)
Branding and advertising	-	-	(216,702)	-	(216,702)
Taxes on financial income	-	-	-	(341,990)	(341,990)
Others	(105)	(92,979)	-	(8,596)	(101,680)
Total	(604,643)	(1,256,086)	(246,396)	(350,586)	(2,457,711)

	2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(186,651)	(174,557)	-	-	(361,208)
Credit analysis and collection costs	(89,293)	(41,316)	-	-	(130,609)
Customer services	(80,866)	(7,491)	-	-	(88,357)
Salaries and associated benefits	(72,478)	(300,559)	(20,994)	-	(394,031)
Credit and debit card issuance costs	(27,137)	(55,396)	-	-	(82,533)
Share-based compensation (note 10)	(2,770)	(251,769)	(1,075)	-	(255,614)
Specialized services expenses	-	(61,404)	-	-	(61,404)
Other personnel costs	(15,675)	(46,251)	(2,298)	-	(64,224)
Depreciation and amortization	(13,072)	(49,823)	-	-	(62,895)
Branding and advertising	-	-	(138,656)	-	(138,656)
Taxes on financial income (i)	-	-	-	(229,726)	(229,726)
Others	(140)	(53,724)	(7,999)	(20,705)	(82,568)
Total	(488,082)	(1,042,290)	(171,022)	(250,431)	(1,951,825)
(i)	Previously presented under “others” line.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(132,163)	(144,341)	-	-	(276,504)
Credit analysis and collection costs	(54,239)	(39,773)	-	-	(94,012)
Customer services	(74,438)	(9,559)	-	-	(83,997)
Salaries and associated benefits	(48,661)	(275,117)	(15,430)	-	(339,208)
Credit and debit card issuance costs	(13,174)	(43,689)	-	-	(56,863)
Share-based compensation (note 10)	-	(286,450)	-	-	(286,450)
Specialized services expenses	-	(39,842)	-	-	(39,842)
Other personnel costs	(8,553)	(41,494)	(1,425)	-	(51,472)
Depreciation and amortization	(3,965)	(31,616)	-	-	(35,581)
Branding and advertising	-	-	(136,142)	-	(136,142)
Taxes on financial income (i)	-	-	-	(120,399)	(120,399)
Others	(170)	(65,813)	-	(29,865)	(95,848)
Total	(335,363)	(977,694)	(152,997)	(150,264)	(1,616,318)
Share-based compensation - contingent share award termination (10b)	-	(355,573)	-	-	(355,573)
Total	(335,363)	(1,333,267)	(152,997)	(150,264)	(1,971,891)
(i)	Previously presented under “others” line.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

Taxes on financial income include federal taxes on financial revenue, such as interest income and gains on financial instruments and similar financial activities according to Brazilian tax rules.

9. Earnings per share

	2024	2023	2022

Profit attributable to ordinary shareholders	1,972,112	1,030,530	(364,578)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,792,081	4,738,841	4,676,977
Adjustment for the diluted earnings per share:
Share based payment	92,235	112,823	-
Business acquisition	4,602	5,915	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,888,918	4,857,579	4,676,977
Earnings per share – basic (US$)	0.4115	0.2175	(0.0780)
Earnings per share – diluted (US$)	0.4034	0.2121	(0.0780)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	2,808	4,143	184,362

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share ("EPS") if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. Share-based payments

a) Share-settled awards

The Group’s employee incentives include share settled awards in the form of offering them the opportunity to purchase ordinary shares by exercising options (Stock Options - “SOPs”) and receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statement of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and has been the main incentive since then.

RSUs are issued as part of the performance cycle and as a signing bonus. Over time, SOPs and RSUs have been issued with different vesting periods. Once vested, the options can be exercised up to 10 years after the grant date. There were no changes to the terms and conditions of the SOPs, RSUs, and other transactions after the grant date.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2024	WAEP (US$)	2023	WAEP (US$)	2022	WAEP (US$)

Outstanding on January 1	59,942,062	1.04	101,276,327	0.72	143,889,439	0.55
Exercised during the year	(23,795,083)	0.15	(39,100,504)	0.21	(37,095,966)	0.12
Forfeited during the year	(209,061)		(2,233,761)		(5,517,146)
Outstanding on December 31	35,937,918	1.58	59,942,062	1.04	101,276,327	0.72
Exercisable on December 31	35,771,297	1.58	53,561,964	0.94	81,813,095	0.55

RSUs	2024	WAGDFV (US$)	2023	WAGDFV (US$)	2022	WAGDFV (US$)

Outstanding on January 1	66,512,061	5.66	72,401,895	5.46	80,924,937	4.82
Granted during the year	27,823,420	11.33	35,823,472	4.97	32,294,522	5.47
Vested during the year	(29,598,948)	6.22	(29,212,440)	4.45	(27,322,614)	3.64
Forfeited during the year	(4,821,079)		(12,500,866)		(13,494,950)
Outstanding on December 31	59,915,454	7.92	66,512,061	5.66	72,401,895	5.46

The following tables present the total amount of share-based compensation expense and the provision for taxes as of December 31, 2024, 2023 and 2022.

	2024	2023	2022

SOP and RSU expenses and related corporate and social security taxes expenses	393,788	256,103	126,167
RSUs and SOPs grant - business combination	5,480	13,400	43,116
Awards expenses and related taxes	8,936	19,814	113,172
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(35,535)	(33,703)	3,995
Total share-based compensation expenses (note 8)	372,669	255,614	286,450

Equity share-based compensation, net of shares withheld for employee taxes	170,252	160,309	201,991

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2024	2023	2022
Liability provision for taxes presented as salaries, allowances and social security contributions	88,139	66,075	32,554

In 2024, 2023 and 2022, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2024	2023	2022

Weighted average share price at the date of exercise of options during the year (US$)	12.38	6.37	7.72
Weighted Average remaining contractual life of options outstanding at year-end	4.79	4.78	4.80

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	8.67%	28.65%	45.07%
US$ 0.11 to US$ 0.50	30.51%	32.63%	28.20%
US$ 0.51 to US$ 15.00	60.82%	38.72%	26.73%
Greater than US$ 15.01	-	-	-

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	56,392	50,403	44,849
Unvested	320	12,125	28,169

The following table presents additional information related to the RSUs and Awards characteristics and the valuation model:

	2024	2023

Most relevant vesting periods for the grants outstanding
3 years	53.82%	55.81%
5 years	37.32%	34.69%
Weighted-Average awards vesting period	3.1 years	3.8 years

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

	2024	2023	2022

Contingent share award termination	-	-	355,573

11. Cash and cash equivalents

	2024	2023

Voluntary deposits at central banks	4,781,039	3,308,040
Reverse repurchase agreement	2,291,807	61
Bank balances	1,943,399	1,759,018
Short-term investments	169,488	854,846
Other cash and cash equivalents	9	1,475
Total	9,185,742	5,923,440

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Voluntary deposits at central banks are deposits made by the Brazilian and Colombia subsidiaries at the local central banks. The average rate of remuneration as of December 31, 2024 and 2023, was 100.0% of the Brazilian CDI rate and 8.5% of the monetary policy rate set by Central Bank of Colombia, with daily maturity.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 10.3% per year as of December 31, 2024 (as of December 31, 2023, the amount was mainly in Brazilian Reais and the average fixed-rate of 11.6% per year).

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of December 31, 2024 was 100% of the Brazilian CDI rate (as of December 31, 2023, the amount was mainly in U.S. dollars and the average fixed-rate index was 3.2% per year).

12. Securities

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2024					2023
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	492,010	492,552	-	209,508	283,044	309,353
Total government bonds	492,010	492,552	-	209,508	283,044	309,353

Corporate bonds and other instruments
Bill of credit (LC)	10	10	-	2	8	1
Certificate of bank deposits (CDB)	1,322	1,365	-	850	515	5,770
Real estate and agribusiness letter of credit	1,282	1,283	-	965	318	186
Corporate bonds and debentures	7,277	5,904	-	-	5,904	23,667
Equity instrument (i)	12,148	12,900	12,900	-	-	13,199
Investment funds	100,180	100,199	100,199	-	-	16,164
Notes	50,050	51,029	-	51,029	-	-
Real estate and agribusiness certificate of receivables	-	-	-	-	-	234
Total corporate bonds and other instruments	172,269	172,690	113,099	52,846	6,745	59,221
Total financial instruments at FVTPL	664,279	665,242	113,099	262,354	289,789	368,574

	2024		2023
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	3,691,084	597,882	1,681,223	346,130
U.S. Dollars	54,460	54,460	9,241	9,241
Others (i)	1,103,724	12,900	1,098,602	13,203
Total		665,242		368,574
(i)	Refers to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company. As of December 31, 2024, the total fair value of these investments corresponded to US$12,900 (US$13,199 on December 31, 2023), classified as level 3 in the fair value hierarchy, as described in note 30.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	2024					2023
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	7,818,364	7,832,502	-	22,050	7,810,452	7,166,551
United States of America	176,818	177,006	-	15,747	161,259	126,914
Mexico	419,265	419,159	-	417,755	1,404	1,407
Colombia	28,023	28,023	-	-	28,023	-
Total government bonds	8,442,470	8,456,690	-	455,552	8,001,138	7,294,872

Corporate bonds and other instruments
Corporate bonds and debentures	1,125,489	1,120,206	-	45,978	1,074,228	1,243,841
Investment funds	23,221	23,221	-	23,221	-	54,803
Time deposit	304,100	303,970	-	287,447	16,523	194,390
Real estate and agribusiness certificate of receivables	9,289	9,430	-	-	9,430	17,839
Total corporate bonds and other instruments	1,462,099	1,456,827	-	356,646	1,100,181	1,510,873
Total financial instruments at FVTOCI	9,904,569	9,913,517	-	812,198	9,101,319	8,805,745

	2024		2023
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	56,819,567	9,203,636	37,333,260	7,686,169
U.S. Dollars	262,699	262,699	1,118,169	1,118,169
Mexican Pesos	8,729,908	419,159	23,880	1,407
Colombian Pesos	123,458,969	28,023	-	-
Total		9,913,517		8,805,745
(i)	Includes US$51,128 (US$23,050 on December 31, 2023) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes government bonds and time deposits securities margins pledged by the Group for transactions on stock exchange in the amount of US$350,193 (US$130,150 on December 31, 2023). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 30.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded a reduction of ECL in the amount of US$184 for the year ended December 31, 2024 and the exposure was classified as Stage 1. There was no transfer between stages during the year ended on December 31, 2024.

c) Financial instruments at amortized cost

	2024			2023
		Maturities
Financial instruments at amortized cost	Amortized Cost	Up to 12 months	Over 12 months	Amortized Cost
Government bonds
Colombia	208,641	-	208,641	52,650
Mexico	336,255	336,255	-	-
Spain	197,645	-	197,645	-
Korea	138,897	138,897	-	-
Total government bonds	881,438	475,152	406,286	52,650

Corporate bonds and other instruments
Corporate bonds and debentures	3,980	-	3,980	-
Time deposit	-	-	-	51,770
Total corporate bonds and other instruments	3,980	-	3,980	51,770
Total financial instruments at amortized cost	885,418	475,152	410,266	104,420

	2024		2023
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$

Currency:
Mexican Pesos	7,003,292	336,257	878,640	51,770
Brazilian Reais	1,244,752	201,625	255,732	52,650
Colombian Pesos	919,186,238	208,639	-	-
U.S. Dollars	138,897	138,897	-	-
Total		885,418		104,420

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

13. Credit card receivables

Composition of receivables

	2024	2023

Receivables - current (i)	6,100,636	6,296,788
Receivables - installments (i)	7,690,429	7,212,775
Receivables - revolving (ii)	828,247	978,741
Total receivables	14,619,312	14,488,304
Fair value adjustment - portfolio hedge (note 19)	-	32
Total	14,619,312	14,488,336

Credit card ECL allowance
Presented as deduction of receivables	(2,360,036)	(2,074,203)
Presented as "Other liabilities" (note 28)	(29,490)	(22,066)
Total credit card ECL allowance	(2,389,526)	(2,096,269)
Receivables, net	12,229,786	12,392,067
Total receivables presented as assets	12,259,276	12,414,133

(i)	"Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. In Brazil the corresponding payments to the credit card network (see note 24) follows a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.
(ii)	"Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Breakdown by maturity

	2024		2023
	Amount	%	Amount	%
Receivables due in:
Up to 30 days	5,988,227	41.0%	6,263,292	43.2%
30 to 60 days	2,497,783	17.1%	2,485,690	17.2%
60 to 90 days	1,405,428	9.6%	1,364,089	9.4%
Over 90 days	3,085,206	21.1%	2,963,791	20.5%
Total receivables not overdue	12,976,644	88.8%	13,076,862	90.3%

Receivables overdue by:
Up to 30 days	411,881	2.8%	349,263	2.4%
30 to 60 days	176,988	1.3%	170,962	1.2%
60 to 90 days	147,486	1.0%	141,310	0.9%
Over 90 days	906,313	6.1%	749,907	5.2%
Total receivables overdue	1,642,668	11.2%	1,411,442	9.7%
Total	14,619,312	100.0%	14,488,304	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Credit loss allowance - by stages

As of December 31, 2024, the credit card ECL allowance totaled US$2,389,526 (US$2,096,269 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in note 4.

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,849,086	81.1%	670,984	28.0%	5.7%	11,891,823	82.1%	693,151	33.1%	5.8%

Stage 2	1,377,896	9.4%	445,996	18.7%	32.4%	1,490,067	10.3%	477,714	22.8%	32.1%
Absolute Trigger (Days Late)	349,725	25.4%	254,294	57.0%	72.7%	364,853	24.5%	277,035	58.0%	75.9%
Relative Trigger (PD deterioration)	1,028,171	74.6%	191,702	43.0%	18.6%	1,125,214	75.5%	200,679	42.0%	17.8%

Stage 3	1,392,330	9.5%	1,272,546	53.3%	91.4%	1,106,414	7.6%	925,404	44.1%	83.6%
Total	14,619,312	100.0%	2,389,526	100.0%	16.3%	14,488,304	100.0%	2,096,269	100.0%	14.5%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Credit loss allowance - by credit quality vs. stages

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,644,920	45.5%	126,401	5.3%	1.9%	7,103,018	49.0%	142,047	6.8%	2.0%
Stage 1	6,628,863	99.8%	126,147	99.8%	1.9%	7,081,674	99.7%	141,720	99.8%	2.0%
Stage 2	16,057	0.2%	254	0.2%	1.6%	21,344	0.3%	327	0.2%	1.5%

Satisfactory (5% <= PD <= 20%)	4,304,062	29.4%	324,830	13.6%	7.5%	3,860,845	26.7%	294,591	14.0%	7.6%
Stage 1	4,170,990	96.9%	315,603	97.2%	7.6%	3,699,167	95.8%	282,976	96.1%	7.6%
Stage 2	133,072	3.1%	9,227	2.8%	6.9%	161,678	4.2%	11,615	3.9%	7.2%

Higher Risk (PD > 20%)	3,670,330	25.1%	1,938,295	81.1%	52.8%	3,524,441	24.3%	1,659,631	79.2%	47.1%
Stage 1	1,049,233	28.6%	229,234	11.8%	21.8%	1,110,982	31.5%	268,455	16.2%	24.2%
Stage 2	1,228,767	33.5%	436,515	22.5%	35.5%	1,307,045	37.1%	465,772	28.0%	35.6%
Stage 3	1,392,330	37.9%	1,272,546	65.7%	91.4%	1,106,414	31.4%	925,404	55.8%	83.6%
Total	14,619,312	100.0%	2,389,526	100.0%	16.3%	14,488,304	100.0%	2,096,269	100.0%	14.5%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong	-	-
2	1.0% to 5.0%	Strong	-	-
3	5.0% to 20.0%	Satisfactory	-	-
4	20.0% to 35.0%	Higher Risk	-	-
5	>35%	Higher Risk	100%	Higher Risk

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	2024
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(59,159)	59,159	-	-
Transfers from Stage 2 to Stage 1	101,506	(101,506)	-	-
Transfers to Stage 3	(113,260)	(259,613)	372,873	-
Transfers from Stage 3	65,461	13,879	(79,340)	-
Write-offs	-	-	(1,374,040)	(1,374,040)
Net increase of loss allowance (note 7)	141,816	366,762	1,703,284	2,211,862
New originations (a)	159,762	16,370	11,130	187,262
Changes in exposure of preexisting accounts (b)	382,216	12,000	(5,242)	388,974
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(351,741)	356,617	1,629,416	1,634,292
Changes to models used in calculation (c)	(48,421)	(18,225)	67,980	1,334
Effect of changes in exchange rates (OCI)	(158,531)	(110,399)	(275,635)	(544,565)
Credit loss allowance at end of the year	670,984	445,996	1,272,546	2,389,526

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(33,880)	33,880	-	-
Transfers from Stage 2 to Stage 1	56,981	(56,981)	-	-
Transfers to Stage 3	(63,264)	(170,141)	233,405	-
Transfers from Stage 3	15,489	4,693	(20,182)	-
Write-offs	-	-	(935,283)	(935,283)
Net increase of loss allowance (note 7)	349,215	381,447	1,119,044	1,849,706
New originations (a)	157,928	15,748	8,999	182,675
Changes in exposure of preexisting accounts (b)	275,749	13,706	2,280	291,735
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(170,839)	310,683	1,087,561	1,227,405
Changes to models used in calculation (c)	86,377	41,310	20,204	147,891
Effect of changes in exchange rates (OCI)	45,640	30,635	54,903	131,178
Credit loss allowance at end of the year	693,151	477,714	925,404	2,096,269

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(19,469)	19,469	-	-
Transfers from Stage 2 to Stage 1	38,029	(38,029)	-	-
Transfers to Stage 3	(22,691)	(64,523)	87,214	-
Transfers from Stage 3	6,148	1,659	(7,807)	-
Write-offs	-	-	(290,974)	(290,974)
Net increase of loss allowance (note 7)	190,073	203,018	545,988	939,079
New originations (a)	144,394	22,320	11,167	177,881
Changes in exposure of preexisting accounts (b)	115,746	4,813	2,400	122,959
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(97,269)	210,317	519,615	632,663
Changes to models used in calculation (c)	27,202	(34,432)	12,806	5,576
Effect of changes in exchange rates (OCI)	3,522	6,195	2,167	11,884
Credit loss allowance at end of the year	322,970	254,181	473,517	1,050,668

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (c), which is calculated considering the stages at the beginning of the year.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that already existed in the beginning of the year. ECL effects were calculated as if risk parameters of the exposures at the beginning of the year were applied.

(c) Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, which the changes in the Company's underwriting policies and in the collections strategies in these historic years.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	2024
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	11,891,823	1,490,067	1,106,414	14,488,304
Transfers from Stage 1 to Stage 2	(707,959)	707,959	-	-
Transfers from Stage 2 to Stage 1	465,757	(465,757)	-	-
Transfers to Stage 3	(805,829)	(518,848)	1,324,677	-
Transfers from Stage 3	98,326	21,770	(120,096)	-
Write-offs	-	-	(1,374,040)	(1,374,040)
Net change of gross carrying amount	3,738,093	486,719	763,150	4,987,962
Effect of changes in exchange rates (OCI)	(2,831,125)	(344,014)	(307,775)	(3,482,914)
Gross carrying amount at end of the year	11,849,086	1,377,896	1,392,330	14,619,312

	2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(581,044)	581,044	-	-
Transfers from Stage 2 to Stage 1	307,046	(307,046)	-	-
Transfers to Stage 3	(554,432)	(383,006)	937,438	-
Transfers from Stage 3	20,523	6,235	(26,758)	-
Write-offs	-	-	(935,283)	(935,283)
Net change of gross carrying amount	4,109,980	576,369	462,050	5,148,399
Effect of changes in exchange rates (OCI)	839,480	99,293	70,190	1,008,963
Gross carrying amount at end of the year	11,891,823	1,490,067	1,106,414	14,488,304

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(377,421)	377,421	-	-
Transfers from Stage 2 to Stage 1	178,742	(178,742)	-	-
Transfers to Stage 3	(218,192)	(168,974)	387,166	-
Transfers from Stage 3	8,576	2,325	(10,901)	-
Write-offs	-	-	(290,974)	(290,974)
Net change of gross carrying amount	3,450,551	427,186	313,606	4,191,343
Effect of changes in exchange rates (OCI)	182,325	17,857	3,521	203,703
Gross carrying amount at end of the year	11,891,823	1,490,067	598,777	9,266,225

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

14. Loans to customers

	2024	2023

Loans to individuals (i)	5,864,270	3,691,436
Loans to companies	252,185	22,334
Total loans	6,116,455	3,713,770
Loan ECL allowance	(794,570)	(512,134)
Total Loan ECL allowance	(794,570)	(512,134)
Total receivables	5,321,885	3,201,636
Fair value adjustment - portfolio hedge (note 19)	-	698
Total	5,321,885	3,202,334
(i)	As of December 31, 2024 US$1,387,697 referred to secured loans (US$250,876 as of December 31, 2023).

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2024, and 2023, considering each installment individually.

	2024		2023
	Amount	%	Amount	%
Installments due in:
Up to 30 days	758,514	12.4%	551,677	14.8%
30 to 60 days	714,740	11.7%	520,450	14.0%
60 to 90 days	579,491	9.5%	379,148	10.2%
90 to 360 days	2,361,344	38.6%	1,629,511	43.9%
Over 360 days	1,460,397	23.9%	486,991	13.1%
Total not overdue installments	5,874,486	96.1%	3,567,777	96.0%

Installments overdue by:
Up to 30 days	89,590	1.5%	53,986	1.5%
30 to 60 days	44,183	0.7%	32,469	0.9%
60 to 90 days	33,167	0.5%	23,135	0.7%
Over 90 days	75,029	1.2%	36,403	0.9%
Total overdue installments	241,969	3.9%	145,993	4.0%
Total	6,116,455	100.0%	3,713,770	100.0%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Credit loss allowance - by stages

As of December 31, 2024, the loans to customers ECL allowance totaled US$794,570 (US$512,134 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in note 4.

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	4,728,358	77.3%	239,306	30.1%	5.1%	2,831,131	76.2%	145,341	28.4%	5.1%

Stage 2	1,054,416	17.2%	325,020	40.9%	30.8%	648,296	17.5%	223,982	43.7%	34.5%
Absolute Trigger (Days Late)	180,780	17.1%	150,723	46.4%	83.4%	138,919	21.4%	113,649	50.7%	81.8%
Relative Trigger (PD deterioration)	873,636	82.9%	174,297	53.6%	20.0%	509,377	78.6%	110,333	49.3%	21.7%

Stage 3	333,681	5.5%	230,244	29.0%	69.0%	234,343	6.3%	142,811	27.9%	60.9%
Total	6,116,455	100.0%	794,570	100.0%	13.0%	3,713,770	100.0%	512,134	100.0%	13.8%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Credit loss allowance - by credit quality vs stages

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,954,790	31.9%	19,761	2.4%	1.0%	1,437,136	38.7%	14,129	2.8%	1.0%
Stage 1	1,883,302	96.3%	18,678	94.5%	1.0%	1,396,591	97.2%	13,441	95.1%	1.0%
Stage 2	71,488	3.7%	1,083	5.5%	1.5%	40,545	2.8%	688	4.9%	1.7%

Satisfactory (5% <= PD <= 20%)	2,101,425	34.4%	113,253	14.3%	5.4%	1,228,949	33.1%	69,361	13.5%	5.6%
Stage 1	1,855,922	88.3%	97,439	86.0%	5.3%	1,081,293	88.0%	59,291	85.5%	5.5%
Stage 2	245,503	11.7%	15,814	14.0%	6.4%	147,656	12.0%	10,070	14.5%	6.8%

Higher Risk (PD > 20%)	2,060,240	33.7%	661,556	83.3%	32.1%	1,047,685	28.2%	428,644	83.7%	40.9%
Stage 1	989,134	48.0%	123,189	18.6%	12.5%	353,247	33.7%	72,609	17.0%	20.6%
Stage 2	737,425	35.8%	308,123	46.6%	41.8%	460,095	43.9%	213,224	49.7%	46.3%
Stage 3	333,681	16.2%	230,244	34.8%	69.0%	234,343	22.4%	142,811	33.3%	60.9%
Total	6,116,455	100.0%	794,570	100.0%	13.0%	3,713,770	100.0%	512,134	100.0%	13.8%

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Credit quality classification is grouped in three categories based on the probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong	-	-
2	1.0% to 5.0%	Strong	-	-
3	5.0% to 20.0%	Satisfactory	-	-
4	20.0% to 35.0%	Higher Risk	-	-
5	>35%	Higher Risk	100%	Higher Risk

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	2024
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(7,427)	7,427	-	-
Transfers from Stage 2 to Stage 1	20,922	(20,922)	-	-
Transfers to Stage 3	(37,546)	(137,580)	175,126	-
Transfers from Stage 3	9,722	8,738	(18,460)	-
Write-offs	-	-	(814,913)	(814,913)
Net increase of loss allowance (note 7)	155,419	310,387	791,552	1,257,358
New originations (a)	673,604	152,915	33,976	860,495
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(518,185)	157,472	757,576	396,863
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	(47,125)	(67,012)	(45,872)	(160,009)
Credit loss allowance at end of the year	239,306	325,020	230,244	794,570

	2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(7,551)	7,551	-	-
Transfers from Stage 2 to Stage 1	16,983	(16,983)	-	-
Transfers to Stage 3	(20,574)	(111,067)	131,641	-
Transfers from Stage 3	4,117	4,943	(9,060)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of loss allowance (note 7)	68,198	177,680	388,478	634,356
New originations (a)	385,391	82,037	18,674	486,102
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(314,926)	100,038	371,982	157,094
Changes to models used in calculation (b)	(2,267)	(4,395)	(2,178)	(8,840)
Effect of changes in exchange rates (OCI)	7,714	13,625	7,603	28,942
Credit loss allowance at end of the year	145,341	223,982	142,811	512,134

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(6,642)	6,642	-	-
Transfers from Stage 2 to Stage 1	5,946	(5,946)	-	-
Transfers to Stage 3	(18,294)	(60,238)	78,532	-
Transfers from Stage 3	647	619	(1,266)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of loss allowance (note 7)	21,986	131,510	348,347	501,843
New originations (a)	217,837	45,537	9,176	272,550
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(212,730)	82,776	337,509	207,555
Changes to models used in calculation (b)	16,879	3,197	1,662	21,738
Effect of changes in exchange rates (OCI)	3,885	2,711	2,853	9,449
Credit loss allowance at end of the year	76,454	148,233	75,536	300,223

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (b), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, which reflect the changes in the Company's underwriting policies and in the collections strategies in these historic years.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accrual.

	2024
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the year	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(72,261)	72,261	-	-
Transfers from Stage 2 to Stage 1	105,872	(105,872)	-	-
Transfers to Stage 3	(286,753)	(251,924)	538,677	-
Transfers from Stage 3	11,164	9,941	(21,105)	-
Write-offs	-	-	(814,913)	(814,913)
Net increase of gross carrying amount	3,103,740	898,618	468,189	4,470,547
Effect of changes in exchange rates (OCI)	(964,535)	(216,904)	(71,510)	(1,252,949)
Gross carrying amount at end of the year	4,728,358	1,054,416	333,681	6,116,455

	2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(81,641)	81,641	-	-
Transfers from Stage 2 to Stage 1	70,293	(70,293)	-	-
Transfers to Stage 3	(159,879)	(186,661)	346,540	-
Transfers from Stage 3	4,548	5,676	(10,224)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of gross carrying amount	1,311,806	428,807	232,682	1,973,295
Effect of changes in exchange rates (OCI)	164,964	37,960	12,439	215,363
Gross carrying amount at end of the year	2,831,131	648,296	234,343	3,713,770

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(63,015)	63,015	-	-
Transfers from Stage 2 to Stage 1	31,475	(31,475)	-	-
Transfers to Stage 3	(149,355)	(112,901)	262,256	-
Transfers from Stage 3	735	701	(1,436)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of gross carrying amount	515,802	223,713	186,632	926,147
Effect of changes in exchange rates (OCI)	55,876	8,073	2,658	66,607
Gross carrying amount at end of the year	1,521,040	351,166	104,293	1,976,499

15. Compulsory and other deposits at central banks

	2024	2023

Compulsory deposits (i)	3,833,670	3,342,894
Reserve at central bank - Instant payments (ii)	2,909,666	2,953,515
Reserve at central bank - Electronic money (iii)	-	1,151,074
Total	6,743,336	7,447,483

(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits in electronic money held by Nu Colombia. These resources are remunerated mainly in Brazil by SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.

(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate.

(iii)	Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nu Pagamentos. These resources are remunerated at Brazilian SELIC rate.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

16. Other receivables

	2024	2023

Other receivables	1,415,263	1,691,665
Other receivables - ECL Allowance	(1,820)	(2,635)
Total	1,413,443	1,689,030

Other receivables are mostly related to the acquisition from merchant acquirers of their credit card receivables due from credit card issuers (mostly banks and other financial institutions), measured initially at fair value and to the agreement with Mastercard including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations. The ECL expenses for the year ended December 31, 2024 decreased US$360. As of December 31, 2024 and 2023, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the year ended on December 31, 2024 and 2023.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies (see note 4).

17. Other assets

	2024	2023

Deferred expenses (i)	254,791	230,676
Taxes recoverable (ii)	218,790	428,742
Advances to suppliers and employees	72,950	96,395
Prepaid expenses (iii)	80,193	81,687
Judicial deposits (note 26)	5,711	3,506
Other assets	31,143	95,203
Total	663,578	936,209

(i)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(ii)	The current income tax assets and liabilities are presented offset on December 31, 2024 and the change in presentation did not impact the Consolidated Statements of income.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

18. Investments in associates

	As of December 31, 2024							Year ended on December 31, 2024
Company	Equity interest (i)	Shareholding interest with voting rights (iii)	Investment (iv)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Associates net income (loss) for the year

Tyme (ii)	18%	0%	99,365	1,201	218,846	14,447	-	(36,600)
(i)	The Group holds 18% equity interest in the holding company Tyme Group Pte Ltd from Singapore. The Indirect equity interest in the Tyme Group as a whole, is equivalent to 10%.
(ii)	Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation) as described in note 1.
(iii)	Even though Nu has no voting rights, all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.
(iv)	The total investment in Tyme Group was US$150,000, of which US$99,365 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

19. Intangibles assets and goodwill

a)	Composition of intangible assets and goodwill

(i) Intangible assets

	2024			2023
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	137,318	(58,705)	78,613	107,181	(45,547)	61,634
Internally developed intangibles	313,983	(54,136)	259,847	250,236	(25,538)	224,698
Other intangibles	29,737	(20,581)	9,156	28,815	(19,266)	9,549
Total	481,038	(133,422)	347,616	386,232	(90,351)	295,881

(ii) Goodwill

	2024	2023
	Goodwill

Nu Investimento's acquisition	353,405	381,266
Other acquisitions	60,882	16,272
Total	414,287	397,538

b)	Changes on intangible assets and goodwill

	2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible(s)	Other Intangibles	Total Intangibles
Balance at beginning of the year	397,538	61,634	224,698	9,549	295,881
Additions	44,610	27,825	154,583	7,860	190,268
Disposals	-	-	(24,748)	(1,864)	(26,612)
Amortization	-	(13,320)	(37,607)	(5,157)	(56,084)
Effect of changes in exchange rates (OCI) (i)	(27,861)	2,474	(57,079)	(1,232)	(55,837)
Balance at end of the year	414,287	78,613	259,847	9,156	347,616

(i)	Effect of changes in exchange rates includes foreign exchange adjustments on goodwill due to the reverse acquisition of Nu Distribuidora de Titulos e Valores Mobiliarios ("Nu DTVM") by Nu Investimento.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible(s)	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,397	78,047	84,137	19,980	182,164
Additions	-	-	165,115	45	165,160
Disposals	-	-	(23,463)	(1,369)	(24,832)
Amortization	-	(14,784)	(13,949)	(9,880)	(38,613)
Effect of changes in exchange rates (OCI)	141	(1,629)	12,858	773	12,002
Balance at end of the period	397,538	61,634	224,698	9,549	295,881

	2022
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the year	401,872	53,406	18,931	72,337
Additions	7,654	40,995	92,236	133,231
Disposals	-	-	(5,694)	(5,694)
Amortization	-	(15,919)	(9,211)	(25,130)
Others	(11,637)	-	-	-
Effect of changes in exchange rates (OCI)	(492)	(435)	7,855	7,420
Balance at end of the year	397,397	78,047	104,117	182,164

20. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2024
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	347,110	158	-
Foreign currency exchange rate contracts – Futures	701,367	61	1,990
Interest rate contracts – Swaps	308,176	19,808	78
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	483,493	4,772	16,169
Warrants	23,645	23,665	-
Call Options	27,000	27,000	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	164,752	-	510
Equity - Total Return Swap (TRS)	111,479	-	13,582
Total	2,167,022	75,464	32,329

	2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts - Futures	758,536	6	4
Foreign currency exchange rate contracts – Futures	421,306	1,963	-
Interest rate contracts – Swaps	213,568	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	114,478	-	5,875
Warrants	10	20	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	188,748	1,050	-
Equity - Total Return Swap (TRS)	88,193	17,882	-

Designated as portfolio hedge
DI - Future	241,995	60	-
Total	2,026,834	20,981	28,173

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge foreign currency expenses in Nu Colombia, with settlements in April 2025, and contracts to hedge the syndicated loan from Nu Colombia Financiera, with settlements in January 2025. Also, Nu Financeira has non-deliverable forward contracts to hedge foreign currency exposure in government bonds from México.

Subsequently, Nu Holdings entered into swaps contracts to hedge loans of Nu Colombia in U.S. dollars with settlements in January 2025.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	866,119	-	-	866,119
Interest rate contracts – Swaps	-	-	105,576	105,576
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	381,493	37,000	-	418,493
Equity - Total Return Swap (TRS)	9,945	85,043	16,491	111,479
Warrants	-	-	23,645	23,645
Call Options	-	-	27,000	27,000
Total assets	1,563,123	136,564	199,735	1,899,422

Liabilities
Interest rate contracts – Swaps	202,600	-	-	202,600
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	65,000	-	-	65,000
Total liabilities	267,600	-	-	267,600

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	728,473	13,698	742,171
Foreign currency exchange rate contracts – Futures	610,054	-	-	610,054
Interest rate contracts – Swaps	-	-	10,968	10,968
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	20,000	-	20,000
Warrants	-	-	10	10
Total assets	610,054	748,473	24,676	1,383,203

Liabilities
Interest rate contracts – Futures	-	234	16,131	16,365
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	9,388	78,805	-	88,193
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	94,478	-	94,478
DI - Future	123,446	108,808	9,741	241,995
Total liabilities	132,834	484,925	25,872	643,631

The table below shows the breakdown by maturity of the fair value amounts:

	2024
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Swaps	17,010	2,798	19,808
Interest rate contracts – Futures	158	-	158
Foreign currency exchange rate contracts – Futures	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	4,772	-	4,772
Warrants	-	23,665	23,665
Call Options	-	27,000	27,000
Total assets	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	13,020	562	13,582
Interest rate contracts – Swaps	78	-	78
Foreign currency exchange rate contracts - Futures	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	16,169	-	16,169
Total liabilities	31,767	562	32,329

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	17,882	-	17,882
Interest rate contracts – Futures	6	-	6
Foreign currency exchange rate contracts – Futures	3,013	-	3,013
DI - Future	60	-	60
Warrants	20	-	20
Total assets	20,981	-	20,981

Liabilities
Interest rate contracts – Futures	4	-	4
Interest rate contracts – Swaps	22,294	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	5,875	-	5,875
Total liabilities	28,173	-	28,173

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

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

The table below shows the change in the hedge of foreign currency risk:

	2024	2023	2022

Balance at beginning of the year	(8,254)	(2,610)	1,487
Fair value change recognized in OCI during the year	30,248	(29,945)	(20,924)
Total amount reclassified from cash flow hedge reserve to the statement of income during the year	3,132	20,685	14,012
to "Customer support and operation"	(1,718)	15,338	6,769
to "General and administrative expenses"	3,807	5,943	7,778
to "Other income (expenses)"	9,372	233	-
Effect of changes in exchange rates (OCI)	(8,329)	(829)	(535)
Deferred income taxes	(13,405)	3,616	2,815
Balance at end of the year	11,721	(8,254)	(2,610)

The expected future transactions that are the hedged item are:

	2024			2023
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	58,418	134,610	193,028	187,456
Total	58,418	134,610	193,028	187,456

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

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

In June 2024, the Group modified its risk management objective of the hedge accounting for corporate and social security taxes to reduce the portion being hedged from a pre-income tax effect to a post-income tax effect, aiming to hedge the effects of the Company's share price changes on the hedged items net of the income tax effects. As a result, the Group partially settled the TRS in an amount equivalent to the income tax rates applicable exposure. The gain related to TRS settled, in the amount of US$14,130 accumulated in Other Comprehensive Income, is being reclassified to the statement of income in the proportion of the settlement of the related liability. As of December 31, 2024, US$13,127 of the total has been reclassified to profit or loss.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	2024	2023	2022

Balance at beginning of the year	20,671	(4,876)	-
Fair value change recognized in OCI during the year	25,893	59,250	(8,871)
Total amount reclassified from cash flow hedge reserve to the statement of income during the year (note 10)	(35,535)	(33,703)	3,995
to "Customer support and operations"	(1,040)	(1,372)	-
to "General and administrative expenses"	(33,669)	(31,183)	3,995
to "Marketing expenses"	(826)	(1,148)	-
Balance at end of the year	11,029	20,671	(4,876)

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Expected cash disbursement

	2024				2023
	Up to 1 year	1 to 3 years	Over 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	35,328	52,040	16,629	103,997	110,596
Total	35,328	52,040	16,629	103,997	110,596

c) Hedge of portfolio's interest rate risk

The effectiveness test for the hedge was done on a prospective and retrospective basis for 2023. In the prospective test, the Group compared the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument fair value. For the retrospective test, the fair value change since the inception of the hedged item was compared to the hedge instrument. In both cases, the hedge was considered effective if the correlation is between 80% and 125%. As of December 31, 2023 the effectiveness ratio for the hedges of the credit card and loan portfolios were 100% and 99%, respectively.

As of December 31, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

	2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	5,368	32	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	164,733	698	-	(601)
Total	170,101	730	-	(617)

21. Instruments eligible as capital

	2024	2023
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	-	3,988
Total	-	3,988

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the year ended December 31, 2024.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of regulatory capital calculation. The note had a fixed interest rate of 12.8% and a maturity in 2029, and could be called as of June 14, 2024. The repurchase was approved by the Central Bank of Brazil on June 17, 2024, and the Group completed the repurchase on July 03, 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$40 were recorded in other comprehensive income (losses of US$29 and gains of US$2,008 in the years ended December 31, 2023 and 2022). All other fair value changes and interests in the amount of US$254 (gains of US$2,762 and US$7,310 in the years ended December 31, 2023 and 2022) were recognized as profit or loss.

	2024	2023	2022

Balance at beginning of the year	3,988	11,507	12,056
Interest accrued, net of gain from repurchases	235	(2,815)	(882)
Fair value changes	19	53	8,192
Own credit transferred to OCI	(40)	29	(2,008)
Repurchase	(3,984)	(6,126)	-
Effect of changes in exchange rates (OCI)	(218)	1,340	(5,851)
Balance at end of the year	-	3,988	11,507

22. Repurchase agreements

	2024	2023
Repurchase agreements
Government bonds (i)	308,583	210,454

(i) As of December 31, 2024 the Group has US$ 308,583 (US$ 210,454 as of December 31, 2023) in repurchase agreements using government bonds as collateral. The agreements are executed overnight and have an average fixed rate of 12.1% per year (as of December 31, 2023 the average fixed rate was 11.7% per year) and the government bonds are classified as fair value through other comprehensive income on note 12. As of December 31, 2024 the fair value of the securities pledge to repurchase agreement is US$309,225 (US$210,983 as of December 31, 2023).

Changes to repurchase agreements were as follows:

	2024	2023	2022

Balance at beginning of the year	210,454	197,242	3,046
New obligations	181,750,640	70,527,530	19,159,865
Payments - principal	(181,586,958)	(70,531,469)	(18,959,717)
Payments - interest	(74,096)	(33,739)	(9,578)
Interest accrued	74,096	33,739	9,578
Effect of changes in exchange rates (OCI)	(65,553)	17,151	(5,952)
Balance at the end of the year	308,583	210,454	197,242

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

23. Financial liabilities at amortized cost – deposits

	2024	2023

Bank receipt of deposits (RDB)	21,511,844	21,054,443
Deposits in electronic money	6,796,826	2,388,601
Bank certificate of deposit (CDB)	546,395	248,086
Total	28,855,065	23,691,130

Currently, deposits in electronic money in Brazil, México and Colombia include NuAccount balances. In Brazil, NuAccount is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements.

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations in Mexico.

In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian central bank, also a percentage of the deposits as required to be invested in a class of compulsory deposits.

The RDBs are an investment option inside NuAccount and can have daily liquidity or defined future maturity. Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for loan and credit card operations.

There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 105% of the Brazilian CDI rate as of December 31, 2024 and 2023.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

For NuAccount in Mexico, the balances deposited in "Cajitas" yield from 12.0% to 14.0% per year as of December 31, 2024. "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on NuAccount in Colombia, is from 11.0% to 11.5% per year as of December 31, 2024.

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Investimento.

Breakdown by maturity

	2024			2023
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	21,402,435	109,409	21,511,844	20,900,095	154,348	21,054,443
Deposits in electronic money	6,796,826	-	6,796,826	2,388,601	-	2,388,601
Bank certificate of deposit (CDB)	462,407	83,988	546,395	213,707	34,379	248,086
Total	28,661,668	193,397	28,855,065	23,502,403	188,727	23,691,130

24. Financial liabilities at amortized cost – payables to network

	2024	2023

Payables to credit card network (i)	9,333,541	9,755,285
Total	9,333,541	9,755,285
(i)	Corresponds, mainly to the amount payable to the acquirers related to credit and debit card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	2024	2023

Up to 30 days	4,326,268	5,347,665
30 to 90 days	2,450,743	2,361,563
Over 90 days	2,556,530	2,046,057
Total	9,333,541	9,755,285

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Collateral for credit card operations

As of December 31, 2024, the Group had US$336 (US$320 on December 31, 2023) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.34% per month in the year ended December 31, 2024 (0.40% per month in the year ended December 31, 2023).

25. Financial liabilities at amortized cost – borrowings and financing

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Syndicated loans (ii)	109	21,279	328,873	350,261
Financial letter (iii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iv)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,832	94,943	-	98,775
Syndicated loans (ii)	14,820	-	806,681	821,501
Financial letter (iii)	-	-	216,068	216,068
Total borrowings and financings	18,652	94,943	1,022,749	1,136,344

(i)	Correspond to two term loan credit facilities obtained by Nu BN Servicios México, S.A. de CV (“Nu Mexico Servicios") and reassigned to Nu Mexico Financiera, both Mexican subsidiaries in Mexican pesos, guaranteed by the Company and fully paid as of June 30, 2024.
(ii)	Correspond to three syndicated credit facilities. The first, in which Nu's subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility was US$650,000 of which US$625,000 was allocated to Nu México and fully paid as of September 30, 2024. The remaining US$25,000 was allocated to Nu Colombia, fully withdrawn and was extended to March, 2027. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, guaranteed by the Company, and was fully withdrawn. The third, in which Nu Colombia executed a 3-year credit facility with DFC - U.S. International Development Finance Corporation for the amount of US$150,000, guaranteed by the Company. As of December 31, 2024, Nu Colombia Financiera had drawn-down US$50,000 of this credit facility.
(iii)	As of December 31, 2024, Nu Financeira had issued financial letters in Brazilian reais with a total issuance date principal amount equivalent to US$1,349,022 (US$198,691 as of December 31, 2023).
(iv)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered through Nu Financeira, as of December 31, 2024 the principal amount is US$200,000 and the fair value was US$200,941.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The terms and conditions of the loans outstanding as of December 31, 2024, are as follows:

	2024
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$ (i)

Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 2.75%	March 2027	87,500
Syndicated loan	Colombia	US$	SOFR (3) + 4.1%	January 2026	202,600
Syndicated loan	Colombia	US$	SOFR (3) + 2.9%	October 2027	50,000
Financial letter	Brazil	BRL	CDI (2) + 0.5% up to 1.8%	From January 2025 up to December 2027	1,280,144
Margin loan credit facility	United States	US$	SOFR (3) + 1.1%	November 2025	200,000

(1)	IBR: Colombian Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(3)	SOFR: Secured Overnight Financing Rate.

(i)	The conversion of the principal amounts into US$ in the table above is based on historical exchange rates of the contracts, considering the initial issuances of the obligations.

Changes to borrowings and financings are as follows:

	2024
	Margin loan credit facility	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	-	98,775	821,501	216,068	1,136,344
New borrowings	200,000	-	52,378	1,057,512	1,309,890
Payments – principal	-	(90,675)	(489,967)	-	(580,642)
Payments – interest	-	(7,221)	(79,967)	-	(87,188)
Interest accrued	1,493	3,364	81,373	97,304	183,534
Transaction costs	-	-	(676)	(369)	(1,045)
Effect of changes in exchange rates (OCI)	-	(4,243)	(34,381)	(191,912)	(230,536)
Balance at end of the year	201,493	-	350,261	1,178,603	1,730,357

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	118,194	467,374	-	585,568
New borrowings	-	270,810	198,691	469,501
Payments – principal	(35,702)	(10,799)	-	(46,501)
Payments – interest	(13,341)	(68,273)	-	(81,614)
Interest accrued	13,615	75,527	11,408	100,550
Transaction costs	-	-	-	-
Effect of changes in exchange rates (OCI)	16,009	86,862	5,969	108,840
Balance at end of the year	98,775	821,501	216,068	1,136,344

	2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the year	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	121,142	-	460,000	581,142
Payments – principal	(9,447)	(146,078)	(4,458)	-	(159,983)
Payments – interest	(1,889)	(8,301)	(568)	(19,998)	(30,756)
Interest accrued	42	8,340	158	22,534	31,074
Effect of changes in exchange rates (OCI)	894	6,248	139	4,838	12,119
Balance at end of the year	-	118,194	-	467,374	585,568

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

Guarantees

Nu Holdings guarantees the above-mentioned loans of Nu Colombia Financiera. The Company was also the guarantor of the syndicated loan in Nu Mexico Financiera that was paid down in September 2024. Nu Mexico Financiera also had two term loan facilities backed by Company guarantee, one of them also was guaranteed by Nu Pagamentos which were fully prepaid in March and April 2024. Also, Nu Colombia Financeira has a 3-year credit facility with DFC - U.S. International Development Finance Corporation guaranteed by Nu Holdings.

26. Provision for lawsuits and administrative proceedings

	2024	2023

Tax risks	883	-
Civil risks	18,650	7,532
Labor risks	3,018	550
Total	22,551	8,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal advisors, the Group has provisioned US$18,650 (US$7,532 on December 31, 2023) considered sufficient to cover estimated losses on civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2024				2023	2022
	Tax	Civil	Labor	Total	Total	Total

Balance at beginning of the year	-	7,532	550	8,082	17,947	18,082
Additions	883	43,070	4,041	47,994	14,588	2,042
Monetary adjustment	-	444	117	561	-	-
Payments/Reversals	-	(28,950)	(1,199)	(30,149)	(25,701)	(3,216)
Effect of changes in exchange rates (OCI)	-	(3,446)	(491)	(3,937)	1,248	1,039
Balance at end of the year	883	18,650	3,018	22,551	8,082	17,947

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$2,613 and US$17,738, respectively (US$14,212 and US$12,333 on December 31, 2023).

d) Judicial deposits

As of December 31, 2024, the total amount of judicial deposits shown as “Other assets” (note 17) is US$5,711 (US$3,506 on December 31, 2023) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimento, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

27. Deferred income

	2024	2023
Deferred revenue from rewards program	69,387	62,578
Deferred annual fee from reward program	-	2,762
Other deferred income	2,249	3,020
Total	71,636	68,360

Deferred revenue from rewards programs is related to the Group's rewards programs for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.16 as of December 31, 2024 and US$0.21 as of December 31, 2023) equal to 0.5 and 1 point in cashback for Nubank+ and Ultravioleta, respectively. The points do not expire and there is no limit on the number of rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid in advance by customers. The redemption of the points occurs in cashback or air miles Program.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, which is when the reward points are redeemed.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

28. Other liabilities

	2024	2023
Payment transactions - other (i)	204,426	219,426
Sundry creditors (ii)	244,635	158,169
Credit card ECL allowance (note 13)	29,490	22,066
Payables to insurers	16,634	14,798
Intermediation of securities	20,896	12,835
Third parties funds in transit (iii)	35,179	38,407
Other liabilities (iv)	70,352	66,630
Total	621,612	532,331

(i)	Correspond to prepayments from customers which exceed the credit card bill amounts.
(ii)	Include payable to suppliers.
(iii)	Mostly related to pending settlement balances with B3.
(iv)	Primarily related to provisions for Nucoin redemptions and customer funds deposited with Nu Investimento.

29. Related parties

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, Basis of consolidation, all companies from the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements.

a) Transactions with other related parties

	2024	2023
	Assets (Liabilities)
Others (i)	(1,795)	-

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2024	2023	2022
	Revenues (expenses)
Others (i)	-	-	(1,112)

(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be recognized as a reduction in intangible costs upon the Company's satisfaction of certain conditions.

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Group is set out in aggregate below:

	2024	2023	2022
Consolidated statements of income
Fixed and variable compensation	96,007	60,117	122,892

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers.

30. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of December 31, 2024 and 2023 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of December 31, 2024 and 2023. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, deposits in electronic money and RDB because the carrying amounts are a reasonable approximation of fair value.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2024				2023
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables (i)	12,259,276	-	-	13,188,240	12,414,101	-	-	12,821,731
Loans to customers (i)	5,321,885	-	-	5,639,873	3,201,636	-	-	3,212,542
Compulsory and other deposits at central banks	6,743,336				7,447,483
Other receivables	1,413,443				1,689,030
Other financial assets	78,147				131,519
Securities	885,418	544,845	330,745	-	104,420	-	104,668	-
Total	26,701,505	544,845	330,745	18,828,113	24,988,189	-	104,668	16,034,273

Liabilities
Deposits in electronic money	6,796,826				2,388,601
Bank receipt of deposits (RDB)	21,511,844				21,054,443
Bank certificate of deposit (CDB)	546,395	-	545,474	-	248,086	-	249,009	-
Payables to network	9,333,541	-	8,693,972	-	9,755,285	-	9,605,576	-
Borrowings and financing (ii)	1,730,357	-	1,737,303	-	1,136,344	-	1,136,978	-
Total	39,918,963	-	10,976,749	-	34,582,759	-	10,991,563	-
(i)	For 2023, excludes the fair value adjustment from the hedge accounting. As of December 31, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.
(ii)	Borrowings and financing include the fair value calculated by the discounted cash flow method and also in cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2024 and 2023, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments	161,094	8,671	-	169,765

Government bonds
Brazil	8,325,054	-	-	8,325,054
United States	177,006	-	-	177,006
Mexico	419,159	-	-	419,159
Colombia	28,023	-	-	28,023

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivative financial instruments	219	24,580	50,665	75,464
Collateral for credit card operations	-	336	-	336

Liabilities
Derivative financial instruments	2,500	29,829	-	32,329
Repurchase agreements	-	308,583	-	308,583

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Government bonds
Brazil	7,475,904	-	-	7,475,904
United States	126,914	-	-	126,914
Mexico	1,407	-	-	1,407

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	5,770	-	5,770
Investment funds	-	70,967	-	70,967
Time deposit	-	194,390	-	194,390
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	234	17,839	-	18,073
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	186	-	186
Corporate bonds and debentures	1,124,154	143,354		1,267,508
Equity instrument	-	-	13,199	13,199
Derivative financial instruments	3,079	17,882	20	20,981
Collateral for credit card operations	-	320	-	320

Liabilities
Derivative financial instruments	4	28,169	-	28,173
Instruments eligible as capital	-	3,988	-	3,988
Repurchase agreements	-	210,454	-	210,454

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2. Credit Rights Investment Funds (“FIDCs”) a type of Investment fund comprised of fixed rate receivables from retail customers are classified at level 3 of the fair value hierarchy with fair value calculated using the discounted cash flow model, based on the underlying assets of the fund.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models, hence classified as level 3.

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

Repurchase agreements: The fair value is calculated by utilizing discounted cash flow.

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of year	13,199	20	-	13,219
Acquisitions	-	50,635	97,457	148,092
Total gains or losses	(299)	10	81	(208)
In profit or loss	(299)	10	5,933	5,644
In OCI	-	-	(5,852)	(5,852)
Transfer out of Level 3 (i)	-	-	(86,028)	(86,028)
Effect of changes in exchange rates (OCI)	-	-	(11,510)	(11,510)
Financial assets at end of year	12,900	50,665	-	63,565
(i)	In November 2024, the Group obtained control of an investment fund (FIDC) recorded as level 3 in the fair value hierarchy. As a result, the Group began consolidating the assets and liabilities of this fund in these Consolidated Financial Statements.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	22,082	27,908	49,990
Total gains or losses	(8,883)	(27,888)	(36,771)
In profit or loss	(8,883)	(27,888)	(36,771)
Financial assets at end of year	13,199	20	13,219

	2022
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	30,735	19,756	50,491
Total gains or losses	(8,653)	8,152	(501)
In profit or loss	(8,653)	8,152	(501)
Financial assets at end of year	22,082	27,908	49,990

d) Transfers between levels of the fair value hierarchy

For the year ended December 31, 2024, 2023 and 2022 there were no material transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

31. Income tax

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the year ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Profit before income tax	2,795,198	1,539,078	(308,901)
Tax rate (i)	40%	40%	41%
Income tax	(1,118,079)	(615,631)	126,649

Permanent additions/exclusions
Share-based payments	(8,175)	(16,880)	(11,757)
Operational losses and others	(6,212)	(11,342)	(9,112)
Change in income tax rate	-	-	(2,531)
Contingent share award (CSA) - termination (iii)	-	-	(145,785)
Effect of different tax rates - subsidiaries and parent company	103,254	80,128	(31,765)
Interest on capital	44,246	32,731	-
Donations	32,863	-	-
Other amounts (ii)	129,017	22,446	18,568
Income tax	(823,086)	(508,548)	(55,733)

Current tax expense	(1,536,521)	(1,184,230)	(473,345)
Deferred tax benefit	713,435	675,682	417,612
Income tax in the statement of income	(823,086)	(508,548)	(55,733)
Deferred tax recognized in OCI	(11,899)	1,666	829
Income tax	(834,985)	(506,882)	(54,904)
Effective tax rate	29.4%	33.0%	18.0%
(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.
(ii)	Mostly related to the amount of non-taxable income, incentives and non-taxable interests on recoverable taxes.
(iii)	The amount is related to the termination of the Contingent Share Award (CSA) as described in note 10b.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2024, 2023 and 2022, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

			Recognized in the statement of income
	2023	Other	Constitution	Realization	Foreign exchange	Recognized in OCI	2024

Provisions for credit loss	1,330,733	-	1,267,994	(752,222)	(340,419)	-	1,506,086
Provision PIS/COFINS - Financial Revenue	(2,108)	-	-	2,108	-	-	-
Other temporary differences (i)	192,070	10	189,706	(41,209)	(80,204)	(59)	260,314
Total deferred tax assets on temporary differences	1,520,695	10	1,457,700	(791,323)	(420,623)	(59)	1,766,400

Tax loss and negative basis of social contribution	92,918	45	87,296	(13,343)	(21,313)	-	145,603
Deferred tax assets	1,613,613	55	1,544,996	(804,666)	(441,936)	(59)	1,912,003

Futures settlement market	(11,509)	-	(928)	2,820	471	-	(9,146)
Fair value changes - financial instruments	(9,332)	(16)	(61,851)	170	9,287	(349)	(62,091)
Others	(54,937)	-	(5,098)	25,200	12,408	-	(22,427)
Deferred tax liabilities	(75,778)	(16)	(67,877)	28,190	22,166	(349)	(93,664)

Deferred tax, offset	1,537,835	39	1,477,119	(776,476)	(419,770)	(408)	1,818,339

Fair value changes - cash flow hedge	(5,375)	-	12,792	-	1,105	(11,491)	(2,969)
Deferred tax recognized during the year		39	1,489,911	(776,476)		(11,899)
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of December 31, 2024. As of December 31, 2023, other temporary differences were composed mainly of other provisions and supplier provisions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

		Recognized in the statement of income
	2022	Constitution	Realization	Foreign exchange	Recognized in OCI	2023
Provisions for credit loss	583,791	1,067,729	(385,564)	64,777	-	1,330,733
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,787)	(1,620)	-	(2,108)
Other temporary differences (i)	123,103	103,257	(45,132)	10,842	-	192,070
Total deferred tax assets on temporary differences	713,193	1,170,986	(437,483)	73,999	-	1,520,695
						-
Tax loss and negative basis of social contribution	97,857	61,047	(72,662)	6,676	-	92,918
Deferred tax assets	811,050	1,232,033	(510,145)	80,675	-	1,613,613

Futures settlement market	(13,739)	(3,082)	5,772	(460)	-	(11,509)
Fair value changes - financial instruments	(3,291)	(3,537)	(194)	(360)	(1,950)	(9,332)
Others	(24,088)	(59,381)	25,635	2,897	-	(54,937)
Deferred tax liabilities	(41,118)	(66,000)	31,213	2,077	(1,950)	(75,778)

Deferred tax, offset	769,932	1,166,033	(478,932)	82,752	(1,950)	1,537,835

Fair value changes - cash flow hedge	(1,758)	107,410	(118,829)	7,802	3,616	(5,375)
Deferred tax recognized during the year		1,273,443	(597,761)		1,666
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of December 31, 2024. As of December 31, 2023 and 2022 other temporary differences were composed mainly of other provisions and supplier provisions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

		Reflected in the statement of profit (loss)
	2021	Constitution	Realization	Foreign exchange	Reflected in OCI	2022
Provisions for credit loss	204,459	600,227	(221,817)	922	-	583,791
Provision PIS/COFINS - Financial Revenue	5,965	-	-	334	-	6,299
Other temporary differences	72,343	68,971	(34,313)	3,927	-	123,103
Total deferred tax assets on temporary differences	282,767	669,198	(256,130)	5,183	-	713,193

Tax loss and negative basis of social contribution	77,985	19,930	(5,707)	5,649	-	97,857
Deferred tax assets	360,752	689,128	(261,837)	10,832	-	811,050

Futures settlement market	(18,850)	(7,821)	13,730	(798)	-	(13,739)
Fair value changes - financial instruments	(2,144)	(3,744)	4,634	(51)	(1,986)	(3,291)
Others	(8,340)	46,446	(60,338)	(1,856)	-	(24,088)
Deferred tax liabilities	(29,334)	34,881	(41,974)	(2,705)	(1,986)	(41,118)

Fair value changes - cash flow hedge	1,057	17,608	(20,194)	(229)	2,815	(1,758)
Deferred tax recognized during the period		741,617	(324,005)		829
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of December 31, 2024. As of December 31, 2023 and 2022 other temporary differences were composed mainly of other provisions and supplier provisions.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Tax liabilities

	2024	2023
Taxes and contributions on income (i)	1,033,501	1,217,369
Other taxes	68,586	83,476
Total Tax liabilities	1,102,086	1,300,845
(i)	Taxes and contributions on income are current obligations related to taxes on profit.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

32. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2024, 2023 and 2022:

Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Conversion of class B shares in class A shares		3,459,743,431	1,150,245,114	4,609,988,545
Conversion of class B shares in class A shares		58,312,073	(58,312,073)	-
SOPs exercised and RSUs vested	10	64,418,580	-	64,418,580
Shares withheld for employees' taxes	10	(8,536,770)	-	(8,536,770)
Issuance of class A shares - Cognitect and Juntos acquisitions		1,362,201	-	1,362,201
Issuance of shares due to IPO over-allotment		27,555,298	-	27,555,298
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		8,620,899	(8,620,899)	-
SOPs exercised and RSUs vested	10	68,312,944	-	68,312,944
Shares withheld for employees' taxes	10	(8,848,203)	-	(8,848,203)
Shares repurchased		(290,676)	-	(290,676)
Share issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		6,097,262	-	6,097,262
Issuance of class A shares - Spin Pay acquisition		877,665	-	877,665
Issuance of class A shares - Cognitect acquisition		644,934	-	644,934
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		32,711,444	(32,711,444)	-
SOPs exercised and RSUs vested	10	53,394,031	-	53,394,031
Shares withheld for employees' taxes		(8,860,778)	-	(8,860,778)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - business acquisitions		8,090,639	-	8,090,639
Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	957,172
Reserved for the share-based payments	-	-	275,802,771
Shares authorized which may be issued class A or class B	-	-	43,508,022,627
Shares authorized and unissued as of December 31, 2024	-	-	43,784,782,570

Shares authorized issued	3,768,057,942	1,050,600,698	4,818,658,640
Total as of December 31, 2024	3,768,057,942	1,050,600,698	48,603,441,210

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Other share events

As of December 31, 2024, the Company had authorized and unissued ordinary shares, which were related to commitments from acquisitions of entities, the issuance due to share-based payment plans (note 10) and authorized for future issuance without determined nature. These shares could be either class A or class B ordinary shares.

In the year ended December 31, 2024, the Company concluded private issuances of a total of 97,594 Class A shares as consideration paid to acquire services from third party providers (4,355,374 Class A shares issued in the year ended December 31, 2023).

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2024 and 2023, and the total amount of share capital was US$84 (US$84 as of December 31, 2023).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$5,546 for the year ended December 31, 2024 (US$9,148 and US$4,505 for the years ended December 31, 2023 and 2022).

c) Accumulated gains

The accumulated gains include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2024	2023	2022
Accumulated Gain	2,280,302	329,468	(701,062)
Share-based payments reserve	1,140,294	947,481	765,639
Total attributable to shareholders of the parent company	3,420,596	1,276,949	64,577
Total accumulated gains	3,420,596	1,276,949	64,577

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the year ended December 31, 2024 and 2023, the following shares were repurchased or withheld:

	2024	2023	2022
Number of shares repurchased	-	290,676	-
Total value of shares repurchased	-	-	-
Number of shares withheld - RSU	8,860,778	8,848,203	8,536,770
Total value of shares withheld - RSU	100,847	52,242	51,212

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	2024	2023	2022
Cash flow hedge effects, net of deferred taxes	22,750	12,417	(7,486)
Currency translation on foreign entities	(862,977)	135,497	(108,356)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	11,582	7,998	(22,298)
Own credit adjustment effects	478	518	489
Total	(828,167)	156,430	(137,651)

33. Management of financial risks, financial instruments, and other risks

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of impacting financial results, capital, liquidity, customer relationships and reputation.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored, and reported, to support the development of its activities. Risk Management is related to the principles, culture, structures, and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review the impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each of the following risks listed below may have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, asset and liability management ("ALM") / capital, operational risk and internal control, information technology and cyber risks ("IT"), data protection, Compliance, anti-money laundering ("AML"), fraud prevention, stress tests, wholesale credit, sustainability risk and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and

●       Estimating the expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	2024	2023

Financial assets
Cash and cash equivalents	9,185,742	5,923,440

Securities	665,242	368,574
Derivative financial instruments	75,464	20,981
Collateral for credit card operations	336	320
Financial assets at fair value through profit or loss	741,042	389,875

Securities	9,913,517	8,805,745
Financial assets at fair value through other comprehensive income	9,913,517	8,805,745

Credit card receivables	12,259,276	12,414,133
Loans to customers	5,321,885	3,202,334
Compulsory and other deposits at central banks	6,743,336	7,447,483
Other receivables	1,413,443	1,689,030
Other financial assets	78,147	131,519
Securities	885,418	104,420
Financial assets at amortized cost	26,701,505	24,988,919

Other exposures
Unused limits (i)	17,663,606	16,998,572
Credit Commitments	17,663,606	16,998,572
(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Liquidity risk

Liquidity risk is defined as:

●       the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

●       the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to guarantee its resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared appetite.

Among the main liquidity indicators, Nu uses:

●       Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.

●       Funding Ratios and Gaps: to guarantee long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group has a detailed Contingency Funding Plan for each entity, describing management actions that must be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2024				2023
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	21,402,435	109,409	21,511,844	91%	20,900,095	154,348	21,054,443	94%
Borrowings and financing	414,291	1,316,066	1,730,357	7%	113,595	1,022,749	1,136,344	5%
Bank certificate of deposit (CDB)	462,407	83,988	546,395	2%	213,707	34,379	248,086	1%
Instruments eligible as capital	-	-	-	0%	-	3,988	3,988	0%
Total	22,279,133	1,509,463	23,788,596	100%	21,227,397	1,215,464	22,442,861	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	2024
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	12,259,276	13,300,137	5,954,563	4,272,614	2,932,397	140,563
Securities	11,464,177	11,517,060	706,146	104,486	925,604	9,780,824
Compulsory and other deposits at central banks	6,743,336	6,743,336	6,743,336	-	-	-
Cash and cash equivalents	9,185,742	9,185,742	9,185,742	-	-	-
Loans to customers (i)	5,321,885	7,202,487	1,155,476	1,885,352	2,808,762	1,352,897
Other receivables	1,413,443	956,177	430,932	275,772	249,473	-
Other assets	663,578	663,578	663,578	-	-	-
Total Financial Assets	47,051,437	49,568,517	24,839,773	6,538,224	6,916,236	11,274,284
(i)	The cash flows for Credit card receivables and Loans to customers consider only operations that are not overdue.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2024
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	32,329	35,576	6,481	-	28,533	562
Repurchase agreements	308,583	308,812	308,812	-	-	-
Deposits in electronic money (i)	6,796,826	6,796,387	5,713,368	1,033,320	49,699	-
Bank receipt of deposits (RDB) (ii)	21,511,844	22,407,864	20,847,597	447,268	870,514	242,485
Bank certificate of deposit (CDB)	546,395	598,754	41,140	127,829	320,094	109,691
Payables to credit card network	9,333,541	9,346,230	4,332,769	2,441,461	2,203,369	368,631
Borrowings and financing	1,730,357	2,075,141	-	2,897	471,784	1,600,460
Total Financial Liabilities	40,259,875	41,568,765	31,250,167	4,052,775	3,943,993	2,321,829
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$51,128 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of December 31, 2024 (US$23,050 as of December 31, 2023).
(ii)	Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.
(iii)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of December 31, 2024.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities (as demonstrated in the table above), but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

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

A market risk and IRRBB control and management structure, operating independently from the business units, is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, while continuously verifying compliance with approved policies and limits.

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

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil and México, the VaR is calculated only for the Trading Book, in line with the portfolio management strategy.

VaR	2024	2023

Nu Brazil (i)	433	249
Nu Holdings (ii)	14,528	14,419
Nu México	651	323
(i)	Nu Prudential Conglomerate in Brazil.
(ii)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The following analysis presents the Group's sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	2024	2023

Brazilian risk-free curve	(363)	(158)
Brazilian IPCA coupon	-	(5)
US risk-free curve	(155)	(136)
Mexican risk-free curve	(14)	2
Colombia risk-free curve	(53)	(18)

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of December 31, 2024 and December 31, 2023, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

Certain costs in US$ and Euros, or intercompany loans in US$, are hedged with FX derivatives based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US$, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the potential for losses resulting from external events or from failures, deficiencies or inadequacies of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities developed by the Company must also be considered

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support areas, in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forums and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

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

The structure of control and management of IT Risk is independent of the business and support units, being responsible for the identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Board. The Group is committed to invest in controls and technologies to mitigate cyber threats and continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers.

The results of the IT risk and controls assessments are regularly discussed at the Technical Forums and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. If not in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML and Combating Terrorism Financing (CTF) and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it is composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

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

●       Stress testing program

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, as well as scenarios in which managerial actions are considered to increase the Group's resilience and preserve its capital and liquidity indicators.

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

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

34. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan, and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

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

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation includes a phase-in rule for minimum capital requirements and prudential adjustments up to December 2024. Transitional rules are currently in effect and are outlined in the table below. The figures for 2025 represent the final implementation requirements.

	Full year
Transitional Rule	2024	2025

Prudential Adjustments	60.0%	100.0%
Minimum CET1 (Including Buffers) (i)	5.75%	7.00%
Tier 1 Capital (Including Buffers) (i)	7.25%	8.50%
Conservation Capital Buffer (CCB)	1.25%	2.50%
Total Requirement	8.75%	10.50%
(i)	Consider the baseline regulatory minimum plus any additional buffers as required by Brazil's Central Bank regulations.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	2024	2023

Regulatory Capital	3,629,737	2,629,271
Tier I	3,250,052	2,396,007
Common equity capital	2,940,941	2,197,185
Additional	309,111	198,822
Tier II	379,685	233,263

Risk weighted assets (RWA)	20,071,878	19,261,517
Credit risk (RWA CPAD)	14,771,860	13,774,206
Market risk (RWA MPAD)	46,080	145,124
Operational risk (RWA OPAD)	4,506,187	4,036,285
Payment services risk (RWA SP)	747,751	1,305,902

Minimum capital required	1,756,289	1,300,152

Excess margin	1,873,448	1,329,119

CET1 ratio	14.7%	11.4%
Tier 1 ratio	16.2%	12.4%
CAR	18.1%	13.7%

b) Nu Mexico Financiera

As of December 31, 2024, the regulatory capital reported to the local regulator was equivalent to US$288,654 (US$391,714 as of December 31, 2023), resulting in a Capital ratio of 19.2% (28.1% as of December 31, 2023), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

Nu Colombia Financiamiento was granted a license to operate as a financial institution in Colombia by the Financial Superintendency (SFC) in January 2024. As of December 31, 2024, the regulatory capital reported to the local regulator was equivalent to US$184,793 resulting in a Capital ratio of 22.6%, with 10.5% being the minimum required.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

35. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)			Non-current assets (ii)
	2024	2023	2022	2024	2023

Brazil	8,409,961	5,728,748	3,121,129	583,713	656,291
Mexico	523,112	354,884	201,197	42,915	47,893
Colombia	111,854	75,405	20,369	16,897	14,796
Cayman Islands	6,188	-	-	29,638	38,004
Uruguay	-	-	-	-	-
Germany	-	-	-	-	72
United States	142	977	2,398	51,934	6,116
Total	9,051,257	6,160,014	3,345,093	725,097	763,172
(i)	Includes interest income (credit card, loans and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group had no single customer that represented 10% or more of the Group's revenues for the years ended December 31, 2024, 2023 and 2022.

