Form 20-F
period 2025-12-31
Nu Holdings Ltd.
filed 2026-04-08
CIK 1691493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

The number of outstanding shares as of December 31, 2025 was 3,833,072,934 Class A ordinary shares, and 1,022,600,698 Class B ordinary shares.

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

Yes ☐      No ☒

Table of contents

Page
Presentation of Financial and Other Information	1
Cautionary Statement Regarding Forward-Looking Statements	5
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Directors and Senior Management	155
B. Advisers	155
C. Auditors	155
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A. Offer Statistics	155
B. Method and Expected Timetable	155
ITEM 3. KEY INFORMATION
A. [Reserved.]	85
B. Capitalization and Indebtedness	85
C. Reasons for the Offer and Use of Proceeds	85
D. Risk Factors	85
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company	11
B. Business Overview	13
C. Organizational Structure	81
D. Property, Plants and Equipment	83
ITEM 4A. UNRESOLVED STAFF COMMENTS	85
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results	155
B. Liquidity and Capital Resources	184

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars,” or “US$” are to the U.S. dollar. All references to “IFRS Accounting Standards” are to International Financial Reporting Standards – Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

Our consolidated financial statements were prepared in accordance with IFRS Accounting Standards. Unless otherwise noted, our consolidated statement of financial position data presented herein as of December 31, 2025 and 2024 and the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 is stated in U.S. dollars, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025”, relate to our fiscal year ended on December 31 of that calendar year.

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our Adjusted Net Income (Loss) and certain FX Neutral measures and their respective reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Adjusted Net Income (Loss) and the FX Neutral measures, however, should be considered in addition to, and not as a substitute for or superior to, net income (loss), or other measures of the financial performance prepared in accordance with IFRS Accounting Standards.

Adjusted Net Income (Loss) is prepared and presented to eliminate the effect of items from net income (loss) attributable to shareholders of the parent company that we do not consider indicative of our core operating performance within the period presented. We define Adjusted Net Income (Loss) as net income (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation, allocated tax effects on share-based compensation and hedge of the tax effects on share-based compensation.

Form 20-F | 2025	1

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS Accounting Standards or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe that Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

●	Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods; and
●	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, as well as the income tax effects and the gains and losses of related hedges, do not necessarily reflect how our business is performing at any particular time and the related expenses are not considered to reflect our core operating performance.

Adjusted Net Income (Loss) is not a substitute for net income (loss) attributable to shareholders of the parent company, which is the IFRS Accounting Standards measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. A reconciliation of our Adjusted Net Income (Loss) to its most directly comparable measure of income (loss) can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations.”

FX Neutral Measures

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS Accounting Standards or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures included in this annual report were calculated to present what such measures in preceding years would have been had exchange rates remained stable from these preceding years until the date of our most recent financial information, as detailed below.

The FX Neutral measures for the years ended December 31, 2024 and 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2024 and 2023 (R$ 5.393 and R$ 4.995 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2025 (R$5.584 to US$1.00), so as to present what certain of our statement of income amounts and key business metrics would have been had exchange rates remained stable from these past years until the year ended December 31, 2025. The average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2022 (R$5.165 to US$1.00) was used to calculate, using the same methodology described above, the FX Neutral Revenue for 2022 which is an input to the FX Neutral Revenue growth (%) presented for the year 2023.

Form 20-F | 2025	2

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2025, 2024, 2023, and 2022, as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio presented in this annual report were calculated by multiplying the reported amounts as of December 31, 2024 and 2023 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (R$6.174 and R$4.857 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2025 (R$ 5.495 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2025. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. The spot Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2022 (R$5.280 to US$1.00) was used to calculate, using the same methodology described above, the FX Neutral Deposit and FX Neutral Interest-earning portfolio as of December 31, 2022 which are inputs to the FX Neutral Deposit growth (%) and FX Neutral Interest-earning portfolio growth (%), respectively, presented for the year 2023.

FX Neutral measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation. A reconciliation of our FX Neutral measures to the most directly comparable financial measure calculated and presented in accordance with IFRS Accounting Standards can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations.”

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

Form 20-F | 2025	3

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

Market Share and Other Information

This annual report contains data related to economic conditions in the markets in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the U.S. Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research; public information; publications on the industry prepared by official public sources, such as the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or “ANBIMA”); the World Bank; the International Monetary Fund, or “IMF;” the Organization for Economic Co-operation and Development, or “OECD;” the Central Bank of Brazil (Banco Central do Brasil, or “BCB”); the Colombian Central Bank; the Central Bank of Mexico (Banco de Mexico, or “BANXICO”); the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, or “SFC”); the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”); the Brazilian Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada, or “IPEA”); the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados, or “SUSEP”); the Brazilian National Confederation of Insurers (Confederação Nacional das Seguradoras, or “CNSEG”); the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística, or “DANE”); the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística, Geografía e Informática, or “INEGI”); the Mexican National Survey of Financial Inclusion,(Encuesta Nacional de Inclusión Financiera, or "ENIF"); the Inter American Development Bank or "IDB"; the International Monetary Fund, or "IMF", the European Central Bank, or "ECB", the Brazilian Micro and Small Business Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas or “SEBRAE”); the Brazilian Association of Artificial Intelligence and E-Commerce (Associação Brasileira de Inteligência Artificial e E-Commerce, or “ABIACOM”); the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or “ABECS”); the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”); the Mexican National Insurance and Finance Commission (Comisión Nacional de Seguros y Finanzas, or the “CNFS”); the Colombian Insurance Federation (Federación de Aseguradores Colombianos, or “Fasecolda”); the Colombian Trusts Association (Asociación de Fiduciarias, or “Asofiduciarias”); the GSM Association (Global System for Mobile Communications, or “GSMA”); and other private sources, such as the Brazilian stock exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the “B3”), Bloomberg and Forbes, consulting and research companies in the Brazilian financial services industry, and Fundação Getulio Vargas, or “FGV”, among others. We estimate that we are one of the largest digital financial services platforms in the world by comparing what we believe to be the largest (by number of customers) digital financial services platforms around the world (according to public statements made by these platforms and data from an independent research firm) to the number of customers on our platform.

Form 20-F | 2025	4

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

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this annual report include statements about:

●	general economic, financial, political, demographic and business conditions in Brazil, Mexico and Colombia, as well as any other countries we may serve in the future and their impact on our business, including the impact of the current international economic environment and the macroeconomic conditions in those countries as well as the impact of the Brazilian presidential elections to be held in October 2026;

Form 20-F | 2025	5

●	fluctuations in interest, inflation and exchange rates in Brazil, Mexico and Colombia and any other countries we may serve in the future;
●	our ability to timely and efficiently implement any measures that are necessary to combat or reduce the impacts of the ongoing war between Russia and the Ukraine and the conflict in the Middle East on our business, results of operations, cash flow, prospects, liquidity and financial condition;
●	competition in the consumer technology and financial services industry;
●	our ability to implement our business strategy;
●	our ability to adapt to the rapid pace of technological changes in the sectors in which we operate;
●	the reliability, performance, functionality and quality of our products and services, reliability and performance of our suitability, risk management and business continuity policies and processes;
●	the availability of government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining new appropriately-skilled employees;
●	our capitalization and level of indebtedness;
●	the interests of our founding shareholders;
●	our ability to manage our growth effectively;
●	our ability to successfully expand in Latin America and other new markets;
●	changes in government regulations applicable to the financial services industry in Brazil, Mexico, Colombia and elsewhere;
●	our ability to compete and conduct our business in the future;
●	our ability to maintain, protect and enhance our brand and intellectual property;
●	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
●	changes in consumer demands regarding the products and services we offer, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	the size of our addressable markets, market share and market trends;
●	the outbreak of any communicable diseases or any other public health crisis;
●	other factors that may affect our financial condition, liquidity and results of operations; and

Form 20-F | 2025	6

●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Form 20-F | 2025	7

Our mission
Fight complexity to empower people in their daily lives

Our core values

1

We want our customers to love us fanatically.

2

We are hungry and challenge the status quo.

3

We think and act like owners, not renters.

4

We build strong and diverse teams.

5

We pursue smart efficiency.

Form 20-F | 2025	8

Our company

One of the world's largest digital banking platforms

Mexico
Colombia
Brazil

Serving 131 million customers as of December 31, 2025.

Form 20-F | 2025	9

Our Competitive Advantages

We have significant market and leadership advantages

One of the Largest Digital Banking Platforms

First Mover Advantage

Trusted and Recognized Global Brand

World-Class Talent

We have significant strategic advantages

Unique Data

Powerful Self-Reinforcing Network Effects

Highly Defensible Business Model

We have significant operating and financial advantages

Extraordinary Customer Experiences

Caring and Effective Customer Support

Proprietary Control and Capabilities from Our Technology Platform

Low Operating Cost
Cost to acquire
Cost to serve
Cost of risk
Cost of funding

Advantaged Unit Economics
Increasing revenue per customer
High customer engagement
Low customer churn

Effective Underwriting and Pricing

Form 20-F | 2025	10

PART I

Item 4. Information on the company

A.	History and Development of the Company

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 26, 2016. Our registered office is located at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and our telephone number at this address is +1 345 949 2648. Our website address is https://international.nubank.com.br/about/. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this annual report, and inclusions of our website address in this annual report are inactive textual references provided only for your informational reference.

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

Form 20-F | 2025	11

Expanding Our Breadth & Depth to Nu 3.0

2019 to 2024: Expanding to New Products and New Countries—Reaching 114 million customers

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

During 2023, we also launched deposit accounts in Mexico, reaching one million accounts within just one month. We also introduced personal loans, which we believe will help us deepen customer relationships while continuing to strengthen our deposit franchise and credit portfolio in the country.

In 2024, our consistent execution and customer-centric approach drove meaningful growth across our three geographies. In Brazil, we exceeded the milestone of 100 million customers, adding over 1 million new customers per month. In secured loans, we signed nine new agreements with public-sector collateral counterparties. We also launched Working Capital, our first credit solution for small and medium-sized companies (SMEs), enabling entrepreneurs to access tailored lines of credit to support daily cash needs or other business demands.

Form 20-F | 2025	12

To deepen our customer value proposition, we introduced Nubank+, an evolution of the Nu experience, offering additional benefits such as cashback, streaming in partnership with Max, free withdrawals, and other premium services. We launched NuTravel, a travel booking solution embedded within the Nu app, and the convenience of bundling with a Multi-Currency Account. Additionally, we introduced NuCel, our Mobile Virtual Network Operator (MVNO) service in partnership with Claro, further diversifying our offerings, strengthening the breadth of Nu’s ecosystem, and expanding our addressable market.

In Mexico, we reached the milestone of 13 million customers, reinforcing our strong growth trajectory in the country. Meanwhile, in Colombia our customer base expanded to 2.5 million customers, continuing its positive momentum following the launch of the Nu Cuenta product.

2025: Expanding Nu’s platform, increasing market share across core products, and driving deeper monetization of our existing customer base - Reaching 131 million customers

In 2025, Nubank continued to execute its long-term strategy of building the largest and most loved retail banking franchise in Latin America, making measurable progress across Brazil, Mexico, and Colombia. In Brazil, according to BCB data, we became the largest private financial institution by number of customers, reaching 113 million customers and serving 62% of the population, with an activity rate of 86% — reinforcing the virtuous cycle between scale and engagement. In Mexico, we reached 14 million customers, advanced our banking license process, and saw approximately half of our customers receive their first credit card through Nu, underscoring our role in expanding access to credit. In Colombia, we surpassed 4 million customers, with the subscription-based credit card increasing approval rates while maintaining healthy unit economics.

Across our markets, we launched more than 100 new products and features, each designed to deepen engagement, expand access, and strengthen unit economics. In payments, we enhanced PIX with AI-enabled features, launched instant payments in Colombia, and expanded Mexico’s cash-in and cash-out network to more than 30,000 physical points. In credit, we introduced new payroll loan modalities in Brazil, launched a subscription-based credit card in Colombia, expanded programs such as Fresh Start to support customers in rebuilding credit, and introduced an under-18 credit card to begin earlier financial relationships. In the affluent segment, Ultravioleta strengthened its value proposition, while in SMEs we scaled credit offerings and launched tools such as Charging Assistant to support cash flow management.

In parallel, we continued to strengthen our deposit franchise. Total deposits increased 29% year-on-year on a FX-neutral basis to US$41.9 billion, while our interest-earning portfolio expanded 47% to US$18.5 billion, also on an FX-neutral basis. We have maintained our high growth trajectory, while significantly strengthening our financial results, underscoring the efficiency and compounding power of our business model. Revenues grew 37% year-over-year, to US$15.8 billion in 2025. Notably, net income grew 45% from 2024 to close at US$2.9 billion in the year ended December 31, 2025.

For information regarding our capital expenditures and divestitures, if any, see “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives by providing accessible, affordable, and easy-to-use financial products. In 2013, we began our journey by disrupting the financial services market in Latin America, starting in Brazil, followed by Mexico and Colombia. This market opportunity encompasses approximately 662 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or are completely unbanked.

Form 20-F | 2025	13

We are in the early stages of becoming a technology company that is revolutionizing a broad range of services by putting the customer at the center of their strategies and designing experiences based on mobile-first and cloud-based models. We believe that new technology-driven companies can capture market share from legacy providers across all industries, expand the size of addressable opportunities, and operate with superior economics. We also believe there is a significant opportunity to use the latest technologies and business practices to create for individual consumers and SMEs new and more user-friendly experiences that are simple, intuitive, convenient, low-cost, empowering and human.

To date, we have made substantial strides with our Money Platform, which comprehensively supports users through what we call the 'Five Financial Seasons': spending, saving, investing, protecting, and borrowing. The platform is designed to seamlessly integrate each of these aspects into our customers' financial wellbeing and enhance it.

Welcome to Nu

We believe Nu is one of the world’s largest digital financial services platforms, and one of the leading technology companies in the world, with 131 million customers across Brazil, Mexico and Colombia as of December 31, 2025, a potential unlocked by our member-get-member referral program.

Our business is based on four core principles: (1) having a customer-centric culture; (2) prioritizing human-centric design, products, services and interactions to create extraordinary customer experiences; (3) developing advanced proprietary technologies built from the ground up by some of the best engineering talent from around the world; and (4) leveraging data science and powerful proprietary models that support every aspect of our business. We combine these principles to create a self-reinforcing business model that enables us to serve our ecosystem of customers and partners more effectively as we grow to create significant impact for our stakeholders and sustainable competitive advantages in the marketplace. Together, these have compounded since Nu was founded, to produce:

●	A Digital Financial Services Leader – As of December 31, 2025, we had 131 million customers. In Brazil we had 113 million customers, which represented approximately 62% of the country’s population aged 18 and above. BCB data shows that in 2025, our Brazilian customer base growth outperformed the five largest incumbent banks combined, further consolidating our position as the largest private financial institution in the country in terms of number of customers, according to BCB. In Mexico, we serve around 15% of the adult population and we are the leading issuer of new credit cards in the country, according to CNBV data. In Colombia, we have surpassed 4 million customers, and with the recent expansion of our credit card portfolio, we are now able to approve nearly three times more applicants with our fee-led card strategy, implemented in 2024 and expanded throughout 2025.
●	A Powerful and Expanding Ecosystem of Solutions and Services across the Five Financial Seasons – We have developed a suite of proprietary financial solutions designed to create superior experiences across the Five Financial Seasons of our customers:
○	Spending with our credit and prepaid cards, QR code-based and Pix instant payment arrangements, WhatsApp Pay, traditional wire transfers, and an array of different solutions to help customers optimize their sending through our marketplace, NuTravel and NuCel;

Form 20-F | 2025	14

○	Saving with our Nu personal and business accounts, as well as through Money Boxes;
○	Investing through our direct-to-consumer digital investment platform;
○	Borrowing with our transparent, easy-to-manage credit cards, as well as secured and unsecured loans, all with limits that grow over time as users build their credit histories with us; and
○	Protecting through the distribution of insurance solutions for mobile devices, life and home.
●	A Highly Engaged and Loyal Customer Base – We believe we have built a solid reputation with our customers for being trustworthy and reliable. We (1) acquired a significant part of our customers organically since our inception, either through word-of-mouth or direct unpaid referrals from existing customers without incurring direct marketing expenses; (2) scored an NPS that we believe far exceeds incumbent banks and all other major local financial technology companies; and (3) became the primary banking relationship for over 62% of our active customers, as of December 31, 2025. We consider ourselves the primary banking relationship for active customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month. For more information on how we calculate organic customer growth and primary banking relationships, see “Glossary of Terms.”
●	Our World-Class Talent – Our employees represent over 50 different nationalities and bring experience in scaling some of the largest technology and financial services companies in the world. We believe our culture, mission and commitment to innovation has helped us become a hub of the best engineering talent, not only in the region, but also globally.
●	Significant Product and Platform Expansion – In 2025, we launched over 100 new products and features across the markets we operate to deepen engagement and expand monetization. Key launches included new payroll loan modalities in Brazil, an expansion of our credit card portfolio in Colombia, an under-18 credit card in Brazil, and tools such as Turbo Moneyboxes and NuScore to strengthen financial planning and engagement. We also expanded SME credit offerings and introduced tools such as Charging Assistant to support small business operations and cash flow management.
●	Full Regulatory Compliance and Cooperation – We are committed to open, collaborative and transparent relationships with public officials, as we work to improve how people are served by the financial sector. Over the past several years, we have been active in some of the latest landmark regulations for Latin America’s financial system. For example: Brazil’s real-time payment system Pix, open finance, salary portability, cybersecurity, fraud prevention, revolving cap, and other aspects of the country’s financial system. By applying our values to regulatory proposals, we believe we can help shape a more competitive landscape in Latin America’s financial sector. Through this process, we believe we have established a positive reputation as well as an open and collaborative relationship with regulators in the countries where we operate.
●	Financial Inclusion – Our business reaches people in 100% of Brazil’s municipalities, in line with our mission to provide financial access and literacy, which we view as crucial to inclusive economic growth and sustainable development. We estimate that in the last five years (until December 31, 2025), we have made it possible for up to 16 million Brazilians with no credit history to have access to a credit card.

Form 20-F | 2025	15

Mexico has traditionally been a country with a very low level of financial inclusion. According to INEGI’s ENIF 2024[1] (National Survey of Financial Inclusion), 63% of the adult population in the country had a bank account, approximately 37% had access to formal credit, and only approximately 16% had a credit card in the banking system. According to the second quarter of 2025 information from CNBV, the number of accounts in Mexico had increased by 33% since 2021 and Sofipos accounted for 20% of the total, which also includes banks. Since entering the country, we have understood that the main reason for the low levels of financial inclusion, especially in credit products, was not a lack of demand but lack of appropriate supply. We believe that between 43% and 53% of our customers in the country did not have a credit card before ours.

Our Attractive Opportunity

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries that collectively accounted for over 61% of the population and 66% of the GDP in the region in 2025, according to IMF forecasts, and that provide a fertile opportunity for our services due to several attractive attributes and market characteristics, including:

●	Meaningful Pain Points in the Market – Financial services consumers in our markets suffer from real pain points, which gives us a significant opportunity to provide them with solutions to these pain points. The five largest incumbent banks, in terms of deposits and outstanding credit portfolios, to consumers in Brazil, Mexico and Colombia, which on average hold between 68% and 80% of all loans and deposits across all segments, charge high fees, based on data from these countries’ respective Central Banks, as of December 31, 2025.
●	Powerful Secular Trends – The Latin American region is benefiting from several positive secular trends that align well with our business, including a strong technology adoption rate and high mobile app usage. This trend is driven by a young population, a growing middle class, and high smartphone adoption rates, especially in Brazil, Mexico, and Colombia. Additionally, regulators in the region are promoting innovation and competition in the financial services sector, creating more opportunities for us to disrupt traditional providers with our innovative business models and mobile app solutions.
●	Significant Penetration Opportunities – Financial services in Latin America still offer a significant penetration opportunity ahead, as the electronic payments and consumer credit segments continue to spread across the region while still being materially below current penetration levels in the United States and the United Kingdom, based on available data gathered from the World Bank and the Bank for International Settlements (BIS). For example, in Brazil, Mexico and Colombia there is: (1) a still large unbanked population consisting of 86.6 million adults in aggregate, according to our estimates; (2) low credit card adoption rates of 42.9%, 11.3%, and 6.7% in Brazil, Mexico and Colombia, respectively, according to 2024 data from the Bank for International Settlements (BIS); and (3) limited household debt as a percentage of GDP, at 36.5%, 17.0% and 25.4% in Brazil, Mexico and Colombia, respectively, compared to 69% in developed markets (consisting of the median in the United Kingdom, the United States, Spain, Japan, France and others), according to June 2025 data from the BIS.

[1] ENIF is published every three years, with the latest edition being 2024.

Form 20-F | 2025	16

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

Advanced Technology

We use advanced technologies and modern tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own architecture and investing in engineering talent. The key components of our technology include:

●	Our proprietary cloud-based core banking platform called NuCore, which enables us to efficiently manage various functions crucial to our operations, including transaction processing, regulatory reporting, customer services, and fraud prevention. This platform gives us the agility and control to optimize our products and meet the unique needs of our markets.

Form 20-F | 2025	17

●	A microservices approach that we employ, to scale, introduce new products, and expand into new markets.
●	Our advanced technology strategies, including an immutable ledger and the use of the Clojure programming language, have attracted top software engineers from around the world, enabling us to develop innovative solutions and maintain a strong development team.

Proprietary Data Science

We develop, store and analyze an enormous amount of data that we use to inform our decision-making, reduce risks and improve the customer experience. This provides us with significant advantages and ways to add differentiated value to our customers, such as our proprietary NuX credit engine. Our data science strategy consists of:

●	Strengthening our NuX credit engine and machine learning models to offer credit strategies tailored to each customer's unique situation.
●	Artificial intelligence and machine learning algorithms that continually enhance our underwriting, risk management, and customer experience.
●	Integrating all data within our Nu Ecosystem, enabling us to algorithmically recommend products in real-time that align with specific customer needs throughout their financial journey.

Our Self-Reinforcing Model

Our self-reinforcing business model includes seven key elements that we combine to serve our customers more effectively, generate competitive advantages, nurture and grow our ecosystem, and create shareholder value.

The seven elements of our model include:

A.	More Customers – Our most significant source of marketing is word-of-mouth recommendations from existing customers, which has resulted in viral organic customer acquisition and high retention. This leads to:
B.	More Engagement and Scale – Our customers increase their engagement with and use of our high frequency and essential solutions or adopt any of our new solutions. This leads to:
C.	More Data – We gather data from each customer and each transaction. The data compound in value as we grow and drive our artificial intelligence and machine learning algorithms to improve everything we do. This leads to:
D.	Lower Costs – We use our growing data sets to make smarter underwriting decisions, continuously improve customer segmentation and optimize business operations, which can improve efficiencies. This leads to:

Form 20-F | 2025	18

E.	Attractive Fees and Rates – We use our greater insights, efficiencies and cost savings to offer customers products with attractive fees and rates, as we better understand their total risk profile and optimize our own operations. This leads to:
F.	Better Products and Experiences – We can also use our greater insights and efficiencies to improve our product design, optimize the customer experience and develop new features. This leads to:
G.	A Growing Nu Ecosystem – Our ecosystem includes our 131 million customers as of December 31, 2025, composed of individual consumers and SMEs, and a growing number of marketplace partners who we collaborate with to offer attractive solutions beyond our core capabilities.

Our self-reinforcing model and execution have resulted in a large and vibrant community of customers, consisting of (1) individual consumers across all social classes and ages, and (2) SMEs, including small businesses and entrepreneurs that help fuel the economy.

Our Market

Our Market Opportunity

Latin America is a large and dynamic region, with a total population of 653 million people and a GDP of US$7.0 trillion in 2025, projected to have grown by 2.42% in real terms in 2025, according to the IMF. We currently operate in Brazil, Mexico and Colombia, which collectively represented 61.2% of the population and 65.1% of the region’s GDP in 2025, also according to IMF data.

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

Our Serviceable Addressable Market, or “SAM”, encompasses the retail financial services, as well as marketplace and mobile services, that we currently provide in Brazil. This includes revenue from the following services:

Form 20-F | 2025	19

●	Retail credit (including secured and unsecured personal loans, auto loans, credit card financing and revolving credit), defined as interest income net of funding costs and credit charges;
●	SME credit (including secured and unsecured loans), defined as interest income net of funding costs and credit charges;
●	Payments, defined as debit, prepaid and credit interchange fees;
●	Customer assets, including brokerage fees on securities, private pensions, savings accounts and investment funds, and interest revenue net of yields on customer deposits;
●	Insurance brokerage, defined as commissions from distribution of Life and Property & Casualty, or “P&C”, insurance products;
●	E-commerce marketplace, defined as fees from gross merchandise volume;
●	Acquiring and services fees, defined as discount rates on merchant transactions and account-related transaction fees; and
●	Mobile virtual network operator service, including a voice package for local and long-distance calls and broadband internet access.

The revenue potential of retail financial services in Brazil, Mexico and Colombia, measured as revenues from interest income and service fees minus funding costs, totaled US$227.9 billion in 2025, growing 7% (11% on an FX-neutral basis) relative to 2024, according to our internal analysis based on publicly available information. Our market share for the year ended December 31, 2025 reached approximately 5% of SAM, demonstrating the massive opportunity ahead.

Brazil, Mexico and Colombia Estimated Financial Retail Industry Revenue 2025

Sources: internal estimates based on public sources (BCB, Anbima, Abecs, Susep, CNSeg, BNDES, Abiacom, Banxico, CNBV, Condusef, CNFS, Banco de la Republica, SFC, Asofiduciarias, Fasecolda, CCCE, company data, others).

Form 20-F | 2025	20

Interest and Fee Income Breakdown by Product Category and Nu's Market Share (US$ billion)

Sources: internal estimates based on public sources (BCB, Anbima, Abecs, Susep, CNSeg, BNDES, Abiacom, Banxico, CNBV, Condusef, CNFS, Banco de la Republica, SFC, Asofiduciarias, Fasecolda, CCCE, company data, others).

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

Industry Background – the Latin American Financial Services Industry is ready to be reinvented

Consumers and SMEs in Latin America have long faced a banking system with substantial challenges that create attractive opportunities for disruptors like Nu, including:

●	Concentrated Banking Sector with a Lack of Competition – The banking sector in Latin America and the three markets where we operate is more concentrated in comparison to several advanced markets. According to the Herfindahl–Hirschman Index, which measures the concentration on a scale from 0 to 10,000, where the lower the index the less concentrated the market, Brazil, Mexico and Colombia posted scores of 889,993 and 1,262, respectively - significantly higher than the indexes of the United States (328), Germany (373) and France (488), as of 2024 and 2025, according to data from the BCB, CNBV, SFC and the European Central Bank in 2024 and 2025. Consequently, Latin America has long suffered from a lack of competition: less innovation, limited selection of products and services, and higher fees. While this concentration has enabled large incumbent banks to maintain their status quo, it has also created a fertile environment for disruption by market entrants who can use advanced technology, better data, and superior customer service to win market share.
●	High Cost to Serve – Incumbent banks in Brazil, Mexico and Colombia have vast and expensive branch distribution networks supported by large workforces and legacy systems. As of December 2025, the main incumbents in Brazil are reported to have between 3,955 and 1,685 branches and service points, and between 85,206 and 49,661 employees each. We believe that the aforementioned structure results in higher cost to serve, and induces traditional players to sell high-margin products, excluding a large segment of the population from the financial system. We estimate that in Brazil, our cost to serve and general and administrative expenses per active customer are approximately 85% lower than those of incumbents, based on their publicly available financial statements for the year ended December 31, 2025.
●	Poor Customer Service and Lack of Trust – We believe incumbent banks in Latin America, due to the lack of competition, provide poor customer service, resulting in dissatisfied consumers. Our obsession with customer-centricity enabled us to scale with NPS levels which we believe were significantly higher than competitors in the countries where we operate, according to internal analyses. We believe our levels exceed not only those of incumbents, but also other major local financial technology companies. We are consistently recognized for our customer service, and—based on the latest publicly available information from BCB—we compare favorably to our competitors, having the fewest customer complaints relative to customer base size as of December 31, 2025.

Form 20-F | 2025	21

●	Significantly Underpenetrated Market – The Latin American banking sector remains significantly underpenetrated due to prohibitively high costs for financial services. According to a study from the Inter American Development Bank (IDB), one of the most cited reasons for not having a bank account is that opening and maintaining accounts is too expensive. According to the latest available World Bank data, 13.6% of the 169 million people aged 15 and above in Brazil did not have a bank account as of 2024; this compares to 42.9% of the 42 million people aged 15 and above for Colombia; and in Mexico 47% of the 97 million people). All of this highlights that, as of 2024, these three countries collectively held 86.6 million unbanked adults. Additionally, aggregate household debt in Latin American economies averaged between 17% and 37% of GDP as of June 30, 2024, according to the Bank of International Settlements, or “BIS”, data, compared to an average of 71% of GDP in advanced economies and 47% of GDP in emerging economies as of 2025. Lastly, credit card penetration in Brazil, Colombia and Mexico stood at 43.5%, 8.7% and 14.1% of the population aged 15 and above, respectively.
●	Trends Accelerating Industry Disruption

We believe the region remains open to disruption from entrants who can use advanced technology, better data, and superior customer service. We also believe that we have the potential to change the landscape in Latin America by offering both low-cost and high-quality financial services, materially increasing socioeconomic development and the addressable market for financial services.

We believe significant challenges and trends have already begun to encourage consumers to increasingly look to digital financial services platforms to fulfill their day-to-day banking needs. According to our own internal analysis based on BCB data, the share of total outstanding loans to individuals held by digital banks in Brazil has increased from below 1% in 2018 to above 8% as of September 2025. When excluding certain earmarked loans, such as mortgages and rural activity financing, the share of digital banks in the credit portfolio reached over 14% as of September 2025.

Breakdown of Loans to Consumers in Brazil by the Type of Financial Institutions (%)

Form 20-F | 2025	22

Several factors are driving this shift away from incumbents:

●	Technological Innovation and Growing Payment Volumes – We believe technological innovation, such as Pix in Brazil, Cobro Digital (CoDi) in Mexico, and Bre-B in Colombia, will translate into sustained growth in electronic payments volumes. The GSMA’s “The Mobile Economy Latin America 2025” report forecasts that the region can reach 93% smartphone penetration by 2030, which should foster technology inclusion. Launched in October 2020, Pix rapidly expanded to a total 179.7 million unique users in Brazil in 2025, and transaction volumes reached US$6,325 billion, a 29% increase over US$4,895 billion in 2024 (34% on an FX-neutral basis). Purchase Volume in credit, debit and prepaid cards in 2025 totaled US$805 billion in Brazil, growth of 143% relative to 2019 levels, according to ABECS in local currency; US$335.8 billion in Mexico, or 11% growth relative to 2018 according to Banxico and in local currency; and US$70 billion in Colombia, an increase of 138% compared to 2018, according to the SFC and in local currency.
●	Shift from Savings to Higher-Yield Investments – In our view, superior customer experiences and low-cost, open platform distribution models employed by direct-to-consumer independent brokers will continue to gain market share. We also believe that improving levels of financial education combined with middle-class expansion and lower interest rates in the long term can contribute to the shift of Brazilian retail investors away from savings products towards higher-yield investments such as fixed income investments and equities.
●	Favorable Regulatory Environment – Regulators in Latin America are promoting several initiatives to foster financial technology disruption to increase competition and financial inclusion. For example, in 2020, the Central Bank of Brazil rolled out its plan to enable Open Finance while launching Pix, an instant payment tool. In Mexico, the 2018 Financial Technology Law established the basis for the development of Fintech companies, and in 2019 and 2023, the development of CoDi and DiMo, respectively, which are both commission free digital payments methods. In Colombia, regulatory updates started in 2020 with Decree 1692/2020 to expand electronic payments by encouraging competition and innovation, were reinforced by decree 1297/2022 that sets forth regulations for voluntary open finance schemes, and more recently supported the creation of Bre-B, the new low-value instant-payments system intended to foster interoperable digital payments in the country. We believe that these regulatory changes will, together, increase efficiency, competition and innovation in the financial services markets of these countries while increasing access to these services. In Brazil, such initiatives are spearheaded by ‘Agenda BC#’, the BCB public policy agenda focused on innovation and competition. These measures have been highlighted in the BCB Regulation Area’s Priorities list for 2024, such as ones related to the development of Open Finance and Pix, as well as those related to AI, Crypto assets and Drex/Tokenization, demonstrating the government’s ongoing commitment to fostering a more efficient and innovative financial environment through proactive and targeted regulations tailored to this purpose.

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

Form 20-F | 2025	23

We Have Significant Market and Leadership Advantages

Over the past years, we believe we established one of the largest, most influential, and trusted technology companies in the world. This privileged leadership position provides us with several key advantages, including:

●	One of the Largest Digital Financial Services Platforms – We believe we have built one of the world’s largest digital financial services platforms, based on number of customers, with 131.0 million customers (including both individual consumers and SMEs) across Brazil, Mexico and Colombia as of December 2025.
●	First-Mover Advantage – We are the first digital-native financial services platform in Latin America and a pioneer in digital financial services globally. We have achieved undisputed leadership in digital financial services in Brazil in terms of number of customers and we are progressively achieving leadership in other countries in Latin America.
●	Trusted and Recognized Global Brand – For the ninth consecutive year, we were honored in the “Banks and Digital Banks – Mega-Operations” category of the Reclame Aqui Award, Brazil's leading consumer service evaluation platform. In 2025, we also ranked among the top institutions in Forbes' World's Best Banks for the seventh year, securing the number one spot in both Brazil and Mexico. Additionally, we were included for the fifth time in Fast Company's World's Most Innovative Companies list, taking first place in the Finance and Personal Finance category and 3rd place overall—a jump of 19 positions from last year. We were was recognized as the most valuable company in Brazil and the surrounding region by the Brand Finance Banking 500 ranking. Further accolades included LatinFinance’s highest regional honor for financial excellence and a number one ranking in The Banker’s Top 50 Global Banking Brands. Our leadership also earned significant individual recognitions in 2025: Cristina Junqueira and David Vélez remain top names in the Merco Leaders ranking, Livia Chanes was named one of Fortune’s Most Powerful Women and Marcela Torres was recognized by Forbes as one of the 100 most powerful women in Colombia. In total, we and our executives earned over 100 global awards in 2025, reinforcing a leadership position defined by innovation, customer experience and impact.
●	World-Class Talent – We attract highly talented employees from leading technology and financial services companies around the world who bring deep expertise and new ideas. Our employees are aligned with our mission and have an ownership mentality—approximately 88% of our active employees have been granted share-based incentive awards as of December 31, 2025.

We Have Significant Operating and Financial Advantages

Our all-digital and data-driven business model gives us significant advantages, enabling us to scale and operate efficiently. These operating advantages include:

●	Extraordinary Customer Experiences – Our modern and intuitive products provide customers with extraordinary experiences which we believe are superior to both incumbent banks and other digital disruptors. We believe our NPS far exceeds incumbent banks and all other financial technology companies, supported by simple, transparent, and intuitive products. Our reputation for providing excellent experience contributes to our brand recognition, organic growth through word-of-mouth referrals, and customer loyalty.
●	Caring and Effective Customer Support – Our self-service support tools and highly trained team of Xpeers provide a superior level of service compared to many competitors. We believe we delight and educate our customers by improving their financial literacy and increasing their engagement with our platform.

Form 20-F | 2025	24

●	Proprietary Control and Capabilities from Our Technology Platform – Through our NuCore platform, we centrally manage credit card transaction authorization and core bank account processing, enabling us to operate efficiently, nimbly roll out new products or features, and scale in new markets effectively. We designed and invested in our own cloud-based core banking platform, unlike competitors that usually depend on third-party providers and credit card processors.
●	Low Operating Costs – We operate with a low-cost model across four key areas of our business:
○	Low Cost to Acquire – Given our focus on creating strong customer experiences, we have been able to acquire customers primarily through viral word-of-mouth and direct customer referrals, which has enabled us to expand our customer base efficiently without expensive marketing campaigns or incentives.
○	Low Cost to Serve – By operating in a fully digital environment without the need for branches, and by consistently eliminating and simplifying processes, we have been able to serve our customers quickly and efficiently and achieve scale efficiencies, benefits that we can pass along to customers and investors.
○	Low Cost of Risk – By leveraging our advanced technology and proprietary data science to better assess and reduce credit risk, we have been able to operate and scale efficiently and offer more competitive pricing to our customers.
○	Low Cost of Funding – Our large and growing base of local currency deposits, originated 100% organically, has enabled us to cover more than our funding needs and extend increasing amounts of credit to our customers, creating a highly resilient, diversified and low-cost funding model that we can scale efficiently.
●	Advantaged Unit Economics – Our competitive advantages include:
○	Increasing Revenue per Customer – We seek to increase our revenue per customer over time: we combine customer experiences and a low-and-grow approach to increase transaction volumes and share-of-wallet, while cross-selling additional products to our customers. For our monthly cohorts from the first quarter of 2017, our Monthly ARPAC had increased on average by more than 22x by December 31, 2025 versus their initial month.
○	High Customer Engagement – We believe our continuous investments in technology and customer service combined with the compounding effects of our business model have resulted in engagement rates closer to those of social networks than digital banking platforms and have helped us increase customer engagement over time. This resulted in a monthly activity rate of 83% as of December 31, 2025, which demonstrates the high frequency engagement and utility-like capabilities of our solutions.
○	Low Customer Churn – We believe our high level of customer engagement contributes to our low customer churn. Our net churn is relatively low, averaging 0.1% per month in 2025, decreasing when compared to 0.2% in 2024. We expect voluntary churn will remain low as we continue to deliver an extraordinary customer experience, become the primary banking account for our customers, and cross-sell to our existing customers to embed ourselves more deeply in their financial lives. Churn or customer churn refers to the loss of customers for any reason at all. We measure and track churn as a percentage of lost customers compared to the total number of customers over a given time period.

Form 20-F | 2025	25

●	Effective Underwriting and Pricing – We believe we underwrite customers and manage credit risk more effectively than the banking industry, providing portfolio resilience over time by using our unique data and advanced NuX credit engine. Our goal is not to minimize risk but to maximize value, enabling us to price our products more competitively while still generating advantaged unit economics.

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

We believe our self-reinforcing model will continue driving the expansion of our ecosystem, as we reach, engage and grow our base of customers and partners. We intend to grow our Nu Ecosystem by:

●	Nurturing Our Customer Acquisition Engine – We continue to build our customer acquisition engine by:
○	Growing Our Base of Highly Loyal Customers – Who we believe will continue to refer other customers to us. Our commitment is to persistently develop innovative, superior products that tap into latent demand, to offer extraordinary financial solutions to consumers and SMEs who we believe are unserved or underserved by incumbent banks, and to foster green-field markets to accelerate customer acquisition.
○	Developing Our Digital Content and Social Media Presence – Creating new digital content for our NuCommunity portal and millions of our mobile app users, and building our social media platforms to foster customer engagement, advocacy and financial education.

Form 20-F | 2025	26

○	Tactically Leveraging Marketing Spend – To build a leading consumer brand that is loved and trusted by customers in all markets where we operate, helping us expand our ecosystem, attract higher-value customers, and raise awareness of our newest products and services.
●	Increasing Our Share of Customers’ Financial Lives – We believe we will continue to increase our share of customers’ financial lives by:
○	Growing With Our Customers – As our customers accumulate more wealth and reach new milestones in life, their need for diversified financial services is expected to increase. We currently serve customers across a wide range of ages, and have a particularly young customer base, providing us with the opportunity to grow with customers who are in the early stages of their financial journeys.
○	Cross-Selling New Products and Upselling to Higher-Value Products – As we accumulate more data and learn more about our customers, we can suggest new products to fit their needs and optimize their credit limits, increasing wallet share across our customers’ Five Financial Seasons and growing revenue along with profits that we generate from each customer. We have also sold customers multiple products at progressively faster rates. For example, as of December 31, 2025, we reached an average of 4 products per active customer. Additionally, millions of customers have a NuAccount but have not yet been approved to receive our credit products. As we continue to collect information on these customers and enhance our customer segmentation and credit models, we believe we will increase our approval rates and extend our full product suite to a significant portion of these customers, at no marginal customer acquisition cost.
●	Utilizing Partners to Grow Our Marketplace of Offerings – We partner with top providers to offer services to customers in new areas where we currently do not have a main product or service. This helps us grow and be a bigger part of our customers' lives, strengthening our primary financial relationship. We believe this represents an important growth channel and will enable us to participate in more areas of our customers’ daily lives quickly and efficiently. For example, we have partnered with big retailers in Brazil, such as Amazon, Casas Bahia, Magalu and Epay to offer non-financial services through our marketplace. We have also partnered with Chubb to provide insurance products and with Hopper to provide travel experiences, each of which can be originated and managed seamlessly through our Nu mobile app.
B.	Enhance Our Nu Platform

We believe there is a significant opportunity to leverage our advanced technology and proprietary data science to offer additional functionality, solutions and experiences to our customers as we learn more about their behaviors and needs. We intend to improve our Nu Platform by:

●	Innovating and Developing New Solutions – We are focused on developing and launching new products and features, challenging ourselves to enhance our customers’ lives and better fulfill their diverse financial service needs. We launched various products since we began operations in 2013, including credit and prepaid cards, loyalty programs, payment accounts for individuals and SMEs, unsecured and secured personal loans, investment solutions, Pix and payment slips (boleto) financing, insurance products, and crypto solutions, among others.
●	Executing Strategic Acquisitions – Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that we believe are attractive business opportunities and are aligned with our mission to consolidate or expand into new areas and gain new capabilities more quickly and efficiently.

Form 20-F | 2025	27

○	Our Acquisition of Hyperplane (U.S.), AI Core – In July 2024, we completed the acquisition of Hyperplane, a U.S.-based AI platform specializing in enabling financial institutions to launch personalized customer experiences through foundation models, which we believe will accelerate Nu's AI development across products.
●	Making Strategic Minority Investments and Corporate Venture Investments – We can selectively make strategic minority investments in companies with which we have negotiated commercial agreements or partnerships where we believe we would benefit from stronger alignment. We believe these investments can provide us with access to third-party products and capabilities at a faster pace and in a highly capital efficient manner, particularly as we build our marketplace of offerings. We evaluate and make minority investments in early stage companies where we see long-term strategic value in establishing relationships and receiving first-hand insights on new potential geographies, products, technologies and strategies that we might consider entering or using in the future.
○	Our Investment in Tyme Group Pte Ltd. (Singapore) – In December 2024, we made a minority investment in Tyme Group, the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation). Tyme Group is a digital bank with operations in emerging markets including South Africa and the Philippines.
C.	Expand into New Markets

We believe our Nu model also provides us with the capability to expand into new markets and scale quickly and efficiently. For example, we may consider expanding into:

●	New Geographies – We believe we are in the early stages of our international expansion and continue to assess opportunities to scale our platform in new markets. Our technology, data science, credit and differentiated customer experience model provide a foundation for scalable and portable growth. We continue to invest heavily in a global product architecture designed to be both adaptable and efficient across multiple geographies. We believe the early results of our international expansion underscore the portability of our approach. Looking ahead, we may pursue targeted international expansion, where we can provide services to millions of consumers while disrupting the legacy models of traditional financial institutions.
●	Case Study – Expansion to Mexico – Since the launch of our first product in Mexico in early 2020, we believe we have witnessed the ability of our Nu model to successfully transcend borders:
○	Opportunity in Mexico – We believe we have identified a significant growth opportunity in Mexico and chose it as the first step in our expansion outside of Brazil. According to ENIF (Encuesta Nacional de Inclusión Financiera), 37% of the country’s adult population was unbanked and 63% never had formal credit in 2024. One of the main reasons for the low financial inclusion figures lies primarily in not meeting the requirements to obtain formal financing. On the other hand, Mexico is the second-largest country in Latin America for internet users, with around 84% of Mexicans online (Sources: CNBV, Banxico (SIE), INEGI, Euromonitor, Oliver Wyman Analysis). All of the above factors together make Mexico a perfect market for disrupting the digital financial landscape.
○	Customer Acquisition and Experience – Our customer base in Mexico is growing at a rapid rate and, as of December 31, 2025, we had a total of 14.1 million customers in the country, more than 50% of whom we acquired through word-of-mouth referrals, and had an NPS which we believe is around 15pts above the average NPS for incumbent banks. Both the ramp up of our customer base and our NPS in Mexico are further ahead than where we were in Brazil three years into our journey there.

Form 20-F | 2025	28

○	Consumer Credit Underwriting – We are already operating the sixth generation of our proprietary machine-learning underwriting models, which meaningfully increase our ability to accept new customers in a country with one of the lowest levels of financial inclusion in the world. Compared to making decisions with generic credit bureau scores, the latest version of our credit engine enables us to lower risk by 11 p.p. for a comparable approval rate. The velocity with which we implemented our proprietary underwriting models in Mexico is also ahead of our experience in Brazil at the same point in the journey.
○	Leadership Position – We are one of the top new credit card issuers in the country, surpassing long-established players such as Banco Azteca, Banorte, Santander Mexico, HSBC and BanCoppel, and becoming the third-largest regulated financial institution in terms of customers, according to CNBV.
●	Case Study – Expansion to Colombia – We announced our launch in Colombia in September 2020 with ambitious goals for the future: win the fanatical love of people in Colombia, reinvent the future of financial services there, and become one of the leading digital financial services companies in the country.
○	Opportunity In Colombia – the endemic lack of competition has contributed to the subpar experience for consumers, and we see ample room to offer simple, digital, and low-cost financial services. The evidence of this is widespread, as shown in the data below from 2025:
ˣ	5 banks hold 72% of the credit card purchase volume and 73% of retail deposits, according to Superintendencia Financiera de Colombia (SFC);
ˣ	Incumbents scored a low average of 43 in NPS, according to a PRIMS, a Deloitte Survey carried out to measure how much customers recommend a product or service Nu currently leads the market with 64.
ˣ	Customers pay monthly fees between COP 13,700 (equivalent to US$ 3.65) and COP 115,000 (equivalent to US$ 30.66) in credit card fees according to SFC. In terms of purchasing power, this would be the equivalent of a minimum-wage worker paying up to US$ 76.20 in monthly credit card fees. The average monthly credit card fee in Colombia is COP 41,763. This means a minimum-wage worker must spend 71.5% of their daily wage to cover it. In the US, it would the equivalent of a minimum-wage worker paying US$ 41.50 a month in fees;
ˣ	Only 22% of adults have a credit card, per SFC data;

In addition to this, we have a few exploitable tailwinds:

ˣ	More than 60 million connected mobile devices, per Colombia’s Ministry of Technology, Information and Communication data; and
ˣ	Cash payments consistently lost share of private consumption, reaching a historic low of approximately 20%, according to SFC.
൦	Customer Acquisition and Experience – Since launching credit cards in Colombia in 2021, our experience shows we are inching closer to fulfilling our ambitious goal of winning the fanatical love of our customers. We believe we are not only the net fastest-growing credit card issuer (both in number of cards and growth rate), reaching 100% of the states (known locally as departments) and achieving an NPS 1.65x higher than the average of incumbent banks (according to a Bain’s rNPS Prism), but we were also granted a license for a regulated entity for Nu Colombia. We believe this acknowledges the robustness of our model and the urgency with which it is needed in the market.

Form 20-F | 2025	29

൦	Credit Underwriting – Following four iterations, we devised models receiving hourly inputs and daily updates for segment analysis, monitoring the effect of each feature in model behavior by using mathematical methods (e.g. Weight of Evidence and Information Value) as well as dimensions of credit decisions, such as approval rate, average initial lines, credit risk and NPV input metrics. Our risk performance is consistent with the market, despite our high growth rate, and Nu is at the vanguard of financial inclusion in Colombia.
○	Compañía de Financiamiento License: In January 2024, Nu Colombia received a financing company license from the Superintendencia Financiera de Colombia (SFC), which allows Nu to offer credit and deposit products, among other financial products. Nu Colombia Compañía de Financiamiento S.A. began operations on March 19, 2024, in compliance with Basel III capital adequacy ratios.
○	Cuenta Nu launch: Nu launched a savings account in June 2024. It was highly disruptive in the market as it offered a very high yield (13% annually v. market average of less than 1%). This account is 100% digital, offers 24/7 liquidity, and no minimum balance. Key features include high-yield savings, instant transfers (Nu Placa), integration to Bre-b (Colombia’s public instant payments rail, analogous in spirit to Pix), locked deposits, and free unlimited transfers. The goal is to become the primary banking relationship for customers, offering a range of products beyond the account itself. Initial results show impressive growth: (i) Nu experienced the largest launch registration list in its history (over 660,000 people registered), (ii) became the largest neobank in Colombia by deposits and number of accounts, shortly after launch, and (iii) closed the year as the sixth largest deposit base in the country (retail, locked and liquid) in terms of personal savings account deposits (COP $9.2 trillion), equivalent to US$ 2.5 billion (as of December 31, 2025) and customer count (2.4 million).
○	Credit Card growth: Our credit card portfolio reached a significant milestone, with 1.2 million clients now distributed across 98% of municipalities in Colombia. Our customer base also reflects balanced gender distribution, with equal representation between male and female clients, effectively addressing the broader market trend that typically shows a 6 percentage point gender gap favoring males. Furthermore, we became the second net credit card issuer in the market, experiencing remarkable 31% year-over-year growth for the year ended December 31, 2025, while the overall market grew by 5%. This achievement underscores our strong market position and commitment to financial inclusion.
൦	Merger: In November 2024, the SFC approved the merger of Nu Colombia SA, a non-regulated fintech specializing in credit card operations, and Nu Colombia Compañía de Financiamiento, a financial institution offering savings account products (Cuenta operations). The merger aimed to (i) improve efficiency by consolidating assets and liabilities within a single legal entity, allowing deposits to fund credit card operations, (ii) reduce complexity by streamlining operations, and (iii) enhance transparency and trust now that the credit card product is under the SFC's supervision, providing customers with more clarity and improving customer experience.

Form 20-F | 2025	30

൦	Industry leadership: Since its launch, Nu Colombia has reached four million customers and grown the customer base approximately 2x year-over-year, as of December 31, 2025, securing its position as the fastest growing net credit card issuer in the country - becoming the largest neobank in terms of deposits for individuals - and as the 5th leading financial institution in terms of number of cards, according to information from the Superintendencia Financiera de Colombia and Nu’s internal data.
○	Following the successful launch of Cuenta Nu in Colombia, we launched (i) cash deposits, (ii) bill payments via the app, and (iii) Nu Plus. In addition, Nu aims to expand its product offerings, completing the core suite of products for our target customer segment. We also launched new products, such as term deposits, two types of credit cards (fee and secured) and two types of loans (Small Amount Loans (SAL) and personal loans).
○	Abre Caminos (Secured Card) and NuControl (Fee Card) are Nu Colombia's two credit card solutions designed to expand financial inclusion.
○	Abre Caminos allows customers to build or rebuild their credit history by depositing their own money into a "Cajita de Respaldo" (backup box) that serves as their credit limit, earning 0.1% effective annual rate on deposits, with Mastercard Gold benefits and a mission-based system to potentially unlock pre-approved credit.
○	NuControl usually targets customers who don't qualify for the standard Moradita card, offering variants with monthly fees ranging from $3,000 to $31,000 COP, a 25.52% effective annual rate interest rate (capped at the legal maximum), 0% interest on single-payment purchases, one free cash advance per month, and Mastercard Gold benefits, with purchases under $60,000 COP automatically set to 1 installment and larger purchases to 24 installments (adjustable via the app).
○	Small Amount Loans and Personal Loans were launched simultaneously to serve different market segments. This dual strategy allows Nu Colombia to promote financial inclusion by combating predatory lending while optimizing portfolio profitability, with both products offering 100% digital origination, instant disbursement to the Cuenta Nu, flexible repayment terms, and full transparency through the Nu app.
○	SALs (Préstamo Ligero) are designed for the mass market with amounts between $100,000 and $5 million COP and rates up to 64.35% effective annual rate, offering a formal credit alternative for clients starting to build their credit history or covering urgent needs.
○	Personal Loans target clients with larger projects, offering amounts from $1 million to $45 million COP with rates capped at the current legal maximum rate (usury rate cap).
●	Case Study – Expansion to United States - On September 30, 2025, we filed an application with the Office of the Comptroller of the Currency ("OCC") to establish a de novo national bank, Nubank N.A. On January 29, 2026, we received conditional approval from the OCC, representing a milestone in our long-term strategy to expand our operational footprint and product offerings in the United States.
○	This step is aligned with our intention to evolve our regional platform into a global model by bringing our digital-first, customer-centric approach to the world's largest consumer financial services market.

Form 20-F | 2025	31

○	Once fully approved, the national bank charter will allow us to operate under a comprehensive federal framework, facilitating the launch of deposit accounts, credit cards, lending, and digital asset custody.
○	As of the date of this report, Nubank N.A. remains in its organizational phase and has not yet commenced banking operations. The bank organization phase involves satisfying specific OCC conditions alongside pending required approvals from the FDIC and the Federal Reserve.

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

Nubank+ Tier

Nubank+ is an evolution of the Nu experience, for customers who wish to gain more benefits, not only in the use of our products but also in solutions for their daily lives. Features and benefits include:

●	Nu Credit & Prepaid Card, with 0.5% cashback on credit transactions
●	Free withdrawals
●	Streaming service subscription with no additional cost on the basic plan with ads
●	Smart Alerts in the Payments Assistant, which notify when a bill is higher than expected
●	Exclusive Transportation benefits (inc.Toll Tag)

Form 20-F | 2025	32

Ultraviolet Tier

In 2021, we launched Ultraviolet, our premium metal credit card for affluent customers. In 2023, we expanded this value proposition into a full Tier, launching our premium Ultraviolet Tier, targeting higher income users and providing several benefits for the user, including exclusive access to the Ultraviolet Credit Card. In 2025, we further strengthened the Tier by launching a new credit card with enhanced benefits for a fee of R$89 per month (approximately US$16.85, based on the Brazilian reais/U.S. dollar exchange rate on December 31, 2025), expanding our travel and wealth ecosystems with dedicated app interfaces and introducing exclusive yield-enhanced savings. We continue to offer fee waivers for highly engaged users meeting the R$8,000 monthly spending using the credit card or R$50,000, equivalent to US$1,454.0 and US$9,087.6 respectively invested in assets offered within Nu's app.

Features and benefits included in the bundle are:

●	Ultraviolet Credit & Prepaid Card, with metal design, 1.25% cashback or 2.2 points per dollar spent on credit transactions, which can be exchanged for miles, invested or transferred to our NuAccounts
●	Full benefits of Mastercard Black, including insurance on select purchases and VIP airport lounge access
●	4 yearly access to Priority Pass lounges across 146 countries and 1800+ airports
●	Unlimited access to exclusive experiences at GRU airport UV lounges and Casa Ultravioleta
●	Mastercard Black Credit Card, with up to 4 additional cards, with reduced spread and no Tax on Foreign Exchange and Financial Transactions Tax
●	Exclusive app theme and premium customer support, available 24/7 with our highest rated trained Nubank agents
●	Free insurance against digital transaction fraud
●	Free withdrawals
●	Special tailor-made app experience
●	Free Max Ad Lite subscription
●	1 year without fee on Chat GPT Go
●	Access to exclusive products within Investments (Funds, CDBs, Turbo Money Box at 120% of CDI and zero fee on crypto purchases ) and Loans (discounted FGTS and Personal loans)
●	Exclusive Travel and Transportation benefits (inc.Toll Tag, Multi-Currency Account with zero spread, benefits to book trips on NuViagens and international travelE-sim Card)

Mobile Payments

Instant payments for NuAccount customers to make and receive transfers, pay bills and make everyday purchases at any time through their mobile phone. Features and benefits include:

●	Real-time transfers through Pix, WhatsApp Pay or NuAccounts
●	Easy and secure payments using Pix keys or QR codes, instead of lengthy bank information

Form 20-F | 2025	33

●	Effortless protection with easy to manage transaction limits
●	Scheduled and recurring payments available to facilitate financial planning and organization
●	No fees
●	Pix via WhatsApp & Voice
●	Instant settlement
●	Available 24/7

Nu Shopping

Our integrated marketplace enables customers to purchase, via the Nu app, goods and services from several of the most well-known e-commerce retailers in Brazil. Features and benefits include:

●	Cashback deals and discount coupons for more than 200 of the top ecommerce sellers in Brazil
●	End-to-end shopping experience with key partners, such as Casas Bahia (electronics), Hopper (travel), and Epay (Gift Cards), within Nu Shopping. There is no need to leave the app, create an account on the partner website, or enter payment information
●	Seamless and secure payment experience with NuPay, with extended credit limits for purchases and flexible payment plans in up to 24 installments

Transactional Solutions

Our transactional solutions are designed to help our customers deposit, manage and use their money. These include:

Nu Personal Accounts

NuAccount is our fully digital account solution that supports all personal financial activities, from daily purchases and money transfers to savings.

Features and benefits include:

●	No annual or maintenance fees
●	Access to all account details anytime through the app
●	Auto-invest feature that automatically invests any existing balances in time deposits or government bonds, providing a yield equal to the Brazilian interbank deposit rate and instant liquidity
●	Complementary contactless prepaid card
●	Unlimited free transfers and payments
●	Instant limit availability when paying credit card with account balance
●	Real-time digital notifications for all transaction activities
●	Reserve account to store funds or lock them as time deposits for enhanced yields
●	Ability to save set amounts on monthly basis for better spending control

Form 20-F | 2025	34

●	Access to cash withdrawals at 3,400 ATMs
●	A Payments Assistant that organizes and manages the payment of all recurring bills

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

Savings & Investing Solutions

Our savings and investing solutions are designed to help our customers invest their money easily and conveniently with access to a growing number of investment products and services. These include:

Money Boxes (Caixinhas)

Our segregated savings portfolios (caixinhas) are our solution for goal-based investing, enabling users to organize their savings balances and improve savings habits in a personalized and simplified manner. Main features include:

●	Creation of multiple Caixinhas with name/photo customization and goal setting
●	Segregation of investing operations like yield monitoring and historical contributions for each Caixinha

Form 20-F | 2025	35

●	Simulation and scheduling of automatic recurring deposits
●	Option to increase credit card limit through money invested in a Caixinha

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

NuCrypto

NuCrypto is a solution for buying and selling cryptocurrencies with a custodial wallet with on-chain transfers through the Nu app. It was created to simplify and increase access to the crypto market safely through the app. Features and benefits include:

●	Ability to invest as little as R$1 (equivalent to approximately US$0.2)
●	Customers can buy and sell cryptocurrencies any day and time – including weekends – using the account balance without leaving the Nu app environment
●	Current Cryptocurrencies that can be traded: BTC (bitcoin), ETH (ethereum), UNI (uniswap), XRP (XRP Ledger), Sol (solana), Xlm (stellar), Pol (polygon) Matic migrated to Pol, Aave (aave), Link (Chainlink), Avax (avalanche), BCH (bitcoin cash), Op (Optimism), Arb (Arbitrum), Ltc (Litecoin) Dot (Polkadot), USD Coin (USDC), Cardano (ADA), Algorand (ALGO), Near Protocol (NEAR), Cosmos (ATOM), Hedera (HBAR), Ethereum Classic (ETC), Celestia (TIA), Tezos (XTZ), Lido DAO (LDO), Immutable X (IMX), Quant (QNT) and The Graph (GRT)
●	In addition to fiat pairs, we also offer swap pairs (BTC<>ETH, USDC<>BTC, others) with efficient execution for customers
●	NuCrypto offers a custodial crypto wallet for customers to perform on-chain transfers to and from their NuCrypto account
●	Nubank's Know your Client, or "KYC", Anti Money Laundering, or "AML", practices and controls
●	Nubank offers custody for customer assets using Fireblocks SaaS
●	Customers can follow market movements with a price alerts feature, automatic investments, and customization of price variation and frequency of alerts
●	NuCrypto distributes stablecoins such as USDC to Brazilian customers, which includes a reward program available to customers with not less than 10 USDC, offering a guaranteed fixed return of 4% per year.
●	Providing access to crypto liquidity in U.S. dollar pairs or in Brazilian reais, with multiple liquidity providers that enable us to offer the best execution possible to our customers when they are buying or selling tokens through our NuCrypto platform. To access U.S. dollar liquidity, we execute foreign exchange transactions with a licensed partner that records the required foreign transactions with the Central Bank of Brazil.

Form 20-F | 2025	36

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

Personal secured loans: Payroll deductible loans

Launched in 2023, payroll deductible loans let customers use their future income as a guarantee to get a loan with a very low interest rate. Monthly loan installments are deducted directly from the customer’s payroll. Currently, Nu operates with Brazil’s largest public payroll partners, which distribute payroll to (1) federal civil (Sistema Integrado de Administração de Pessoal, or “SIAPE”), and (2) military personnel (Army, Navy and Air force) employees, pensioneers and retirees), (3) public employees from selected states and municipalities (São Paulo and Rio de Janeiro states, Belo Horizonte and São Paulo cities), (4) formal workers, as well as (5) payroll loans linked to benefits to retirees and pensioners (Instituto Nacional do Seguro Social, or “INSS”), all combined accounting for about 70% of the total addressable market of payroll linked loans. Features and benefits include:

●	Lowest price in the market based on interest rates charged
●	100% digital loan application and management
●	Full autonomy for customers, eliminating reliance on an intermediary such as a bank branch manager or broker
●	Money instantly deposited to customer’s NuAccount
●	Anticipate installments (with discount) in the mobile app

Form 20-F | 2025	37

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

Pix financing

Enables credit card and digital account customers to make Pix transactions and instant peer-to-peer transfers in Brazil, using their credit line. Features and benefits include:

●	Transparent, instantaneous and seamless experience, leveraging Pix infrastructure
●	When funds are insufficient, customers have an easy alternative to make small day-to-day transactions
●	Enabling customers to take advantage of Pix promotions with retailers while also keeping their spend concentrated in one place - their credit card bill
●	Up to 12 installments, with the ability to anticipate installments, and up to a 90-day grace period
●	Specific credit lines for product usage, expanding access to credit

Boleto financing (financing of bank slip payment)

Enables credit card and digital account customers to make Boleto payments using their credit line. Features and benefits include:

●	Transparent simulation process
●	Customers can consolidate with their credit card utility expenses and rent while also taking advantage of retailer promotions offered with Boletos
●	Up to 12 installments, with the ability to anticipate installments, and up to a 90-day grace period; and
●	Specific credit lines for product usage, expanding access to credit

Purchase financing

Enables credit card customers to split their purchases into installments after a purchase. Features and benefits include:

●	Transparent simulation process, allowing customers to compare the financing option with PSJ (interest- free installment purchases in Brazil)

Form 20-F | 2025	38

●	Customers can take advantage of retailer promotions offered with upfront purchases instead of PSJ
●	Customers can split payments into installments for international purchases made via e-commerce and while traveling
●	Gives flexibility to customers, granting relief with their bills when a large purchase is made; and
●	Up to 12 installments, with the ability to anticipate installments

Cash-in Financing

Enables credit card customers to convert their credit card limit into money in their digital account. Features and benefits include:

●	Transparent, instantaneous and seamless experience, leveraging credit card limit
●	Provides a safety net to customers in case of an emergency
●	Supports customers with monthly budget management
●	Up to 12 installments, with the ability to anticipate installments

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

Brokerage of Life, Mobile, Home and Financial Protection Insurance Policies

All products are quoted, customized and contracted exclusively through the app. The underwriting is done by our partner, Chubb. The products can be customized by our customers, based on their needs and budgets. Features and benefits include:

●	Premiums as low as US$2 for NuLife

Form 20-F | 2025	39

●	Fast, simple, and clear application process
●	Transparent and disruptive fee structure
●	Packages fully customized to each customer’s circumstances
●	Easy claims process
●	24/7 customer service

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

NuTravel

NuTravel is Nubank's one stop shop for traveling customers. From an in-app air tickets and hotels booking portal powered by NuPay, to travel eSIM's and a multi-currency account with over 40+ currencies, NuTravel ensures all of a customer's traveling needs are met. Services and benefits include:

●	Booking portal offers flights and hotels with up to 8 interest-free installments, best price guaranteed, and 5% cashback through a seamless cashout experience, powered by NuPay, with Nubank's outstanding customer support.
●	Compelling travel add-ons: free travel insurance for international flights, price drop protection if flight price drops further after booking, add extra baggage and seat selection, and more.
●	Zero-Spread Multi-currency account, in partnership with Wise, supporting deposits and spending in over 40 currencies, offering physical and digital Mastercard debit cards and ATM withdrawal capabilities.
●	International roaming via free eSIM with complimentary GBs, a best-in-class one-click installation, and an evergreen eSIM customers only have to install once.

NuCel

NuCel is Nubank’s mobile services product, operating via an MVNO partnership with Claro, and designed to disrupt the Brazilian telecommunications sector. Built to eliminate the complexity of traditional plans, NuCel provides a 100% digital and transparent experience centered on customer needs. Features and benefits include:

●	Simple and Flexible Data Plans with unlimited voice package for local and long-distance calls and unrestricted data usage for WhatsApp and the Nubank app
●	Full digital experience with seamless activation and in-app plan management including upgrade/downgrade and cancellation
●	Nubank's excellence level of customer service
●	Access to an exclusive savings box with a return of 120% of CDI on amounts deposited by the customer, with a limit of up to R$10,000, valid for one year
●	Exclusive automatic data top-ups when running out of internet, ensuring uninterrupted connectivity and peace of mind

Form 20-F | 2025	40

Our Approach to Risk Management

Our approach to risk management is core to our business model and has been designed to reduce friction and onboard a wide range of customers from unbanked to high income, while maximizing long-term value. We continuously improve our risk management functions by using data and technology to reduce the risk in our business and improve our credit underwriting engine. There are four components to our risk management approach:

●	Enterprise Risk Management – We developed an enterprise risk management and governance program that enables us to minimize risks while also delivering customers a frictionless experience. We do this by combining modern risk management systems employed by some of the most sophisticated financial services companies in the world with the latest in data science and machine learning models.
●	Low-and-Grow Approach – When a customer has little or no available credit history, we deploy our low-and-grow methodology by underwriting a low-limit credit line and conditioning its growth over time, as we can increasingly ascertain their behavior and potential credit risks. This iterative approach allows us to underwrite underserved, low-income segments, effectively identifying creditworthy borrowers despite limited credit histories.
●	NuX Credit Engine – Our internally developed and supported credit engine, NuX, enables us to underwrite effectively, lowering delinquencies and fraud rates. Furthermore, its ability to compound with scale enables us to process, test, monitor and enhance our credit algorithms over time to effectively manage the risks of our credit portfolio. We believe NuX is able to optimize multiple targets simultaneously, underwriting to a large set of customers while maintaining sustainable levels of delinquency. Our models enable us to maximize longer-term value by offering competitive prices for our customers. We believe NuX is scalable to new markets, where we quickly iterate and launch new versions of our underwriting engine by collecting more data and incorporating third-party data sources.
●	Liquidity Risk Management – Our liquidity risk framework uses metrics that assess our short-term resilience and the structure of our balance sheet, considering timing mismatches between assets and liabilities. Additionally, we conduct periodic stress tests using severe but plausible scenarios. We have a liquidity contingency plan with actions to be taken in the event of a liquidity contingency situation.

Our Proprietary Technology and Data Platform

We use advanced cloud-based technologies and data science tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own technology and investing in extraordinary engineering talent to operate and enhance a proprietary technology platform that was purpose-built for our mission. The key components of our technology include:

●	NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core financial services platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions of the business, which provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. The key functions of NuCore include:

Form 20-F | 2025	41

○	Transaction Authorization and Processing – enables us to efficiently monitor transactions across our ecosystem.
○	Core Banking – enables us to manage all financial services applications and data across our ecosystem.
○	Regulatory Reporting – enables us to manage regulatory requirements and generate reports for regulators in an automated environment.
○	Business Operations – automates significant parts of operations across our business.
○	Credit Underwriting – supports our proprietary data analytics and credit scoring algorithms necessary to differentiate our credit services from those of incumbents in the industry; and
○	Fraud Prevention – enhances fraud prevention proactively and automatically, powered by our data analytics, artificial intelligence and proprietary algorithms.
●	Experimentation Platform – We leverage an experimentation platform that enables us to quickly test, measure and validate all applications and data models before we deploy in a live environment, which helps us improve decision-making and agility when launching new technology.
●	Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy more than 1,800 modular microservices that we developed. This advanced technology strategy enables us to scale, launch new products, enter new markets and update our codebase in a fast and highly efficient manner.
●	Product Platformization – We designed our technology platform to enable product development and new capability deployment to occur seamlessly across our applications. Our platformization approach enables faster product and market launches.
●	Immutable Database – We created an advanced, immutable ledger, utilizing the Datomic database technology we own, which provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency when compared to traditional database architectures.
●	Cloud-Based Architecture – We employ an architecture and infrastructure that is designed for scalability, efficiency and security. We operate in a fully cloud-based environment, leveraging the latest technologies to optimize our performance and increase capacity as needed, which enables us to manage our growth efficiently and cost-effectively. We partnered with Amazon Web Services to be our primary third-party cloud infrastructure provider.
●	Machine Learning and Artificial Intelligence – Through the utilization of our data analytics and customer insights, we are able to employ artificial intelligence and machine learning algorithms to enhance our customer experience and product offerings. Using Nu’s available customer data, our systems power a self-driving experience where we provide customers with real-time recommendations on products that meet their specific needs throughout their financial journey.

Form 20-F | 2025	42

●	Operate at Low Marginal Costs – The architecture and various operating advantages of the NuCore Technology Platform enable us to run our business efficiently and with low incremental costs as we scale our business.

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

Cybersecurity Efforts

Our security team monitors all employees and third parties who access our platforms and manages authentication controls and physical authorization technologies in all our operating environments. We also adopt safe coding and development best practices.

Form 20-F | 2025	43

At the heart of this strategic imperative is our commitment to providing secure and protected products and services to our customers. We invest heavily in building internal capabilities to help ensure that our control systems meet the demands of our hyper-growth plan. We leverage our unique technology stack and engineering capabilities to continuously enhance our security layers. For instance:

●	Code to Minimize Vulnerabilities – We utilize a less common code language, Clojure, which enables us to operate efficiently while minimizing our exposure to common cybersecurity vulnerabilities. We also have developed Clojure secure code analysis tools in-house. We have an internal program for updating outdated libraries and dependencies used in our environment, as well as software composition analysis tools that let us quickly identify vulnerable dependencies. We also update our code frequently, resulting in a constantly evolving environment, which we believe makes our code less vulnerable to being exploited. In the year ended December 31, 2025, we had an average of more than 900 code deployments per workday in our Clojure services.
●	Continuous Security Testing – We believe in building confidence in our cybersecurity through practical, continuous and independent testing. We have a public, responsible disclosure program and private bug bounty program with Bugcrowd, an industry-leading external partner in crowdsourced security testing. We conduct frequent penetration tests with a variety of external security partners, as well as an internal highly-skilled offensive security team to further secure our critical internet-facing infrastructure and mobile applications. We also perform other types of security assessments such as adversarial simulation, red team missions, and purple team exercises in conjunction with our defense teams, in addition to continuous vulnerability scans and fixes within our infrastructure. We analyze our source code to identify and address cybersecurity issues and develop secure training and guides for our engineers. Furthermore, in addition to defining security policies and technical guides, we have launched a specialized Secure Software Development training. This program is integrated into our wider cybersecurity education framework, designed to institutionalize secure coding practices within the engineering department. By equipping our developers with these skills, we are strengthening our organizational culture and ensuring that security is a shared responsibility from the first line of code.
●	In-Depth Vendor Security and Onboarding – We run in-depth security due diligence and continuously assess vendors and suppliers we bring onboard, to help ensure that our security standards are being met.
●	Specialized security teams – We understand the need for experts that have a deep technical understanding of a specific scope. That is why we have different teams focused on specific security areas: cloud security, blockchain security, application security, mobile security, AI security, and incident response, among other areas. This enables us to keep track of the latest cyber attacks and zero-days on the market, and to help us react to new developments before attackers can. We also have a red team specifically focused on simulating adversarial activity to replicate attacks seen in a security area. Lastly, we have an internal incident monitoring and response team focused on identifying anomalous behavior and reacting immediately against security threats.
●	Cybersecurity Intelligence – We have an in-house threat intelligence team working to track and disrupt cyber criminals before they can launch attacks on us and our customers. We complement this capability with threat intelligence partners who are embedded in the hacker community to identify indicators of risk.

Form 20-F | 2025	44

●	Security, Privacy, and Data Protection - Security, Privacy, and Data Protection are non-negotiable for us. We work to safeguard information and assets from our customers, prospects, employees and partners. This effort is evident through our multifaceted approach to identifying and addressing vulnerabilities, including security testing by both our in-house team and a dedicated community of security researchers.

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

Our Marketing and Distribution

We have built our business mainly through organic channels and our member get member (MGM) referral program continues to be a powerful acquisition tool (for example, 71% of all new customers in Brazil in 2025, were sourced organically), supported by strong customer satisfaction scores across markets and an active recommendation engine via our customer relationship management (CRM) platform. This low cost approach enables us to focus resources on improving the customer experience, which in turn further strengthens the cycle generated by our member get member strategy.

We also employ various social and digital media initiatives to drive greater awareness and support across our ecosystem, foster the development of our online NuCommunity portal, and promote our member-get-member strategy. These include:

●	Proprietary Financial Education Content: We have a proprietary educational content platform that we believe is a differentiated and powerful tool to strengthen our brand, increase awareness, attract new customers, and improve engagement with existing customers. Our diverse content is distributed through multiple digital and social channels, including our blog, which has become a powerful search engine optimization benchmark in Brazil, covering more than 435,000 keywords, from smart use of our products to improving our customers' financial lives, to overall financial education. From January to December 2025, the blog amassed nearly 216 million total visitors. Additionally, we distribute content through InvestNews, our proprietary content channel that offers daily coverage of news and educational content on economics, investments, finance and politics, which had 17.5 million unique visitors in 2024.
●	Social Media: Nu’s proprietary profiles on social media publish educational content on a daily basis, focusing on banking safety, financial security and general topics related to the financial markets. Across platforms, we published over 1,650 posts in 2025 that aimed to educate and guide our 4 million followers and other social media users to a less complex financial life.
●	Influencers: In 2025, we strategically worked with 149 content creators to communicate how financial decisions can be less complex. They have published 715 posts on our proprietary channels and 399 posts on their own channels. The posts have reached over 116 million social media impressions, with an impressive 2.5% engagement rate, 94% favorability and more than 2.9 million social media reactions (total engagement includes likes, shares, saves and comments).

Form 20-F | 2025	45

Strategic Brand Partnerships

In addition to our organic customer acquisition and digital marketing initiatives, we may enter into selected strategic partnerships and sponsorship arrangements to enhance brand awareness and expand our reach across key markets. These initiatives are designed to complement our existing distribution channels by increasing brand visibility, strengthening our positioning, and engaging with broader audiences through high profile platforms.

Inter Miami Stadium Deal

On December 23, 2025, we signed a multi-year deal with Inter Miami CF, LLC, Inter Miami Stadium, LLC, and Miami Freedom Park, LLC, pursuant to which Nu North America, Inc. was granted (i) naming rights to the Inter Miami Club de Futbol stadium, now known as Nu Stadium, (ii) naming rights to the Miami Freedom Park complex, and (iii) brand placement rights on the back of the team’s jersey

Mercedes F1

On December 31, 2025, we signed a strategic multi-year legally binding heads of terms with Mercedes-Benz Grand Prix Limited, granting Nu North America, Inc., and the companies of the Group several marketing, image and brand logo placement rights over assets of the Mercedes-AMG Petronas F1 Team.

Deep Dive on Our Industry Background and Market Opportunity

We estimate our total revenue potential opportunity in Latin America based on six key market components.

A.     Payments

Pix

Pix was officially launched by the Central Bank of Brazil in October 2020 to increase competition and market efficiency, reduce transaction costs, and democratize payments in Brazil by promoting financial inclusion. According to the Central Bank’s data, 172 million Brazilian users, or 81% of the population, have already made a Pix transaction as of December 2025. Nubank uses Pix as the default transfer method and maintains alternative existing methods only for exceptional cases. According to IBGE, as of December 2025, person-to-business Pix already accounted for 43% of the country's household consumption - 8 percentage points increase compared to 2024 - negatively affecting cash, boleto, and Doc/TED transactions mainly and debit cards to a lesser extent.

Total Pix transaction volumes reached US$6.3 trillion in 2025, a 29% growth over 2024 (34% on an FX-neutral basis). During this time, according to BACEN, our market share reached close to 20% in transfers originations and we believe we are the market leader in terms of the number of registered and active Pix keys in Brazil. To enable alternative forms of transfers, Nubank introduced Pix Financing, allowing users to make transfers backed by the customer's credit card limit.

Cards

In Brazil, credit cards are a widely used payment method that represents close to 40% of household consumption according to ABECS, partly due to a distinct market characteristic that allows individuals to make purchases and pay them off in multiple installments free of interest charges (Parcelado Sem Juros). The product has supported financial inclusion and was a major driver of Brazil's impressive surge of its banked population in the last years. The share of active card holders now exceeds 50% of the population aged 14 and above, according to BCB, IBGE and internal analyses. Nubank has played a key role in this disruption by providing first-time access to millions of individuals, reaching more than 60 million unique credit card customers in December 2025 (37% of the population aged 14 years old and above). While credit card financing is used significantly less in Brazil compared to other markets, recent innovations by Nubank and peers - such as enabling installment plans for past purchases, Pix financing, and other features - have contributed to growth in this segment. In 2025, the market's credit card purchase volume reached US$563 billion, according to ABECS compared to US$512 billion in 2024, an increase of 11% (14% on an FX-neutral basis). This growth was driven primarily by the resumption of underwriting activity industry-wide following a period of elevated non-performing loans. Debit and prepaid cards purchase volumes reached US$251 billion in 2025, declining 2% over 2024 (a 1% increase on an FX-neutral basis). In the last quarter of 2025, Nubank reached a market share of 16% in total card transaction volumes, according to ABECS.

Form 20-F | 2025	46

We see Mexico as a market with a large opportunity to democratize access to this product, primarily through gains over cash transactions and other means. Only 16% of the adult Mexican population owned a credit card at a bank, according to INEGI, as of December 2025. Since 2021, the number of credit cards issued by banks rose more than 30% and competition from fintechs has grown considerably in the last years, many of which operate as Sociedades Financieras Populares (Sofipos), such as Nubank currently does. Nevertheless, the market is still dominated by incumbent banks, with the five largest players holding close to 85% of the credit card industry's portfolio. In 2025, Nubank reached 9.2 million credit card customers, growing 35% over 2024 and contributing to increasing the product's penetration in Mexico, as 50% of these customers reported having no credit card before using Nu. As a result, our market share in terms of purchase volume surpassed 5% according to Banxico statistics.

In Colombia, credit cards are similarly less present among consumers with a penetration rate of approximately 23% in 2024, according to the SFC. This industry is also highly concentrated among several incumbent banks: as of 2025, 72% of the product's outstanding balance and 61% of the credit card purchase volume was held by the five largest institutions. In this context, Nubank expanded its customer base from close to 800,000 customers in December 2023 to 1.2 million in December 2024 and more than 1.7 million customers in December 2025, leading to consistent market share growth.

B.               Retail Credit for Individuals

Retail credit in Latin America is highly underpenetrated relative to developed economies, representing a strong growth opportunity. According to the latest available 2024 data from the BIS Total Credit to Households database (March 2026 release), the average household debt-to-GDP ratio in our markets ranged between 16.9% and 36.4%, compared to an average 31.5% of another 10 relevant emerging economies, 51.1% of the Euro Area, 60.0% of China, 68.9% of the USA and 82.3% of another 12 relevant advanced economies.

Household Credit (% of GDP)

Form 20-F | 2025	47

Retail Credit Portfolio by Product (US$ billion)¹
Credit Product	2025 average			2024 average			YoY Growth (% FXN)
	Brazil	Mexico	Colombia	Brazil	Mexico	Colombia	Brazil	Mexico	Colombia
Mortgage	222	77	28	205	76	24	12%	6%	14%
Payroll	127	22	20	122	21	18	8%	9%	6%
Auto	66	17	5	59	15	5	16%	27%	5%
Personal Loan	65	16	16	56	13	15	20%	18%	8%
Credit Card[2]	116	35	10	104	32	9	16%	12%	7%
Other	154	7	22	145	5	2	12%	24%	15%
Total	751	173	81	691	162	73	8%	11%	9%

Note 1: Exchange rates: BRL 5.39, MXN 18.33, and COP 4,074.25 are equivalent to USD 1.00 for 2024 data; and BRL 5.58, MXN 19.20, and COP 4049.04 to USD 1.00 for 2025 data, respectively for BCB, Banxico (November 2023 data) and SFC (November 2024 data) information. FXN refers to the year-on-year variation in local currency as described in Presentation of Financial and Other Information.

Note 2: Includes installment financing and revolving balances.

According to the BCB, Banxico and the SFC, the average outstanding loans to customers reached US$751 billion in Brazil, US$173 billion in Mexico and US$81 billion in Colombia in 2025. The composition of these balances varies somewhat among these markets. While mortgage is the largest product in these geographies, the share of credit cards stood at 12% for Colombia, 15% for Brazil, and 21% for Mexico. Non-payroll personal loans have a smaller portfolio share in Brazil and Mexico (9% in each) and a higher share in Colombia (20%), while payroll loans accounted for 13% of the consumer credit portfolio in Mexico, 17% in Brazil and 25% in Colombia. Auto financing loans contributed 6% of total loans in Colombia, 9% in Brazil, and 10% in Mexico. Finally, other loan types had a low share of the total in Mexico (4%) but reached 21% in Brazil and 27% in Colombia, including products such as rural loans, overdraft loans, renegotiations, leasing, and microcredit, among others.

Payroll Loans

Payroll loans are Brazil's second largest loan product in terms of credit portfolio (US$ 134 billion), targeting a wide range of customers, such as public and formal private company workers, retirees and pensioners. Payroll loans are usually lower risk credit lines with attractive prices and relatively long tenures, partly distributed by third-party intermediaries in exchange for commissions. In 2023 there was a greater emphasis on the regulatory agenda, under which the National Social Security Council (CNPS) established an interest rate cap on payroll loans distributed to retirees and pensioners (INSS payroll loans), defining the SELIC rate as its benchmark index. We launched payroll loans in April 2023 and believe our business model for payroll loans positions Nubank with competitive advantages that enable us to keep scaling in this market: (i) lower interest rates compared to competitors due to cost efficiency as we do not use intermediaries to distribute our product. According to the Central Bank of Brazil's interest rates statistics report released in December 2025, Nubank already had one of the lowest interest rates for payroll loans. Additionally, we believe Nubank offers a better customer experience: the journey to acquire the product is completely digital, enabling customers to complete the transaction without exposing their financial situation, and cash disbursement occurs significantly faster—often within minutes.

Form 20-F | 2025	48

Personal Loans

In Brazil, personal non-payroll personal loans include unsecured and secured lines of credit, including the products offered by Nubank described below:

Unsecured Personal Loans

Unsecured personal loans constitute the largest revenue pool of loans to consumers in Brazil, according to our estimates (US$26 billion, representing 38% of total consumer credit revenue). New loan originations accelerated to US$47 billion in 2025, an 11% growth over 2024 (15% on an FX-neutral basis). Nubank was one of the main drivers with a 28% market share in the year, resulting in an almost 10% share of the product's outstanding balance in December 2025, according to BCB data.

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

FGTS-backed Loans

The Brazilian FGTS (Fundo de Garantia do Tempo de Serviço) is a mandatory savings fund in which formal employees and employers contribute a percentage of the employee's salary each month. Its main purpose is to provide financial security to workers, and the funds deposited into the FGTS are not directly accessible by the employee during their employment but can be withdrawn under specific circumstances, such as: purchasing a home; retirement; and difficult situations, which may occur with dismissal without just cause or in the event of serious illnesses. The FGTS “anniversary withdrawal” was created in 2019 and provides the option to access a fraction of these resources annually. With that, a new secured personal loan product was launched in April 2020 using the FGTS anniversary withdrawal as collateral, providing an attractive product in terms of price. Nubank launched the FGTS-backed loan in September 2023, and it represented almost 10% of our new customer loan originations in 2025.

The FGTS Board (CCFGTS) approved new regulations, effective in November 2025, that restricted the amount and number of FGTS anniversary withdrawals that can be anticipated, limited borrowers to one loan per year, and added a waiting period after opting into the program, effectively reducing loan sizes and curbing repeated borrowing. We expect such new regulations to reduce the market potential for this product.

Credit Card Financing and Revolving

The Brazil's banking industry total credit card interest earning portfolio totaled US$28 billion on average in 2025, or 24% of the total outstanding credit card receivables, while the remaining 76% are defined as transaction balances - referring to upfront credit card purchases and Parcelado sem Juros, or “PSJ”, transactions (i.e. installment purchases that do not bear interest charges and that amount to almost half of purchase volumes, usually in up to 12 installments).

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

Form 20-F | 2025	49

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

Brazil Retail Credit Portfolio by Consumer's Income Segment
	<1x Minimum Wage	1–2x Minimum Wage	2–3x Minimum Wage	3–5x Minimum Wage	5–10x Minimum Wage	>10x Minimum Wage
Monthly Income (US$)¹	<272	272 – 544	544 – 816	816 – 1,360	1,360 – 2,719	>2,719
2025 average Credit Balance (US$ billion)[2]	50	93	64	88	107	234
2025 average Credit Balance (% share)	8%	15%	10%	14%	17%	37%

Note 1: Exchange rate: BRL 5.59 to USD 1.00 for 2025 data; Source: BCB.

Note 2: Credit Balance includes credit card balances, personal loans, payroll loans, auto loans, home mortgages, and others. The BCB reported US$48 billion outstanding credit balance with no available information on the consumer's income levels, accounting for 3% of the total credit.

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

By using our unique data and advanced NuXCredit Engine, we underwrite customers and manage credit risk with a focus on optimizing long-term Net Present Value (NPV), rather than focusing on short-term Non-performing Loans (NPLs). This allows us to pursue sustainable and resilient growth while complying with Nu's risk appetite. Our 90-day consumer finance delinquency rate (NPL ratio), as of December 2025, was 6.6%. This indicator may not be directly comparable to market figures as the customer and product mix vary significantly among institutions.

Form 20-F | 2025	50

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

C.               Credit to SMEs

According to the BCB, the country’s credit portfolios related to SME’s and MEI’s (individual microentrepreneur) averaged US$233 billion during the period between January and October 2025, growing 5% over 2024 (9% on a FX-neutral basis). This is a market that has been gaining attention in recent years, as it has historically received less focus than the Corporate sector and typically lacks the same level of service customization offered to the retail sector. Nubank has been carefully developing solutions especially for MEIs, Micro and Small companies as this market evolves.

Brazil MSME Credit Portfolio by Company Size (US$ billion)
Company Size	2025 average	2024 average	YoY Growth (% FXN)
Micro or "Microempresa (ME)"	44	45	2%
Small or “Empresa de Pequeno Porte (EPP)”	69	65	9%
Medium or “Empresa de Médio Porte”	120	112	11%
Total MSME and MEI	233	223	9%

Notes: Exchange rates: BRL 5.39 is equivalent to USD 1.00 for 2024 data; and BRL 5.58 to USD 1.00 for 2025 data, respectively. FXN refers to the year-on-year variation in local currency as described in Presentation of Financial and Other Information. Source: BCB (October 2025 data).

According to SEBRAE, there were 23.5 million SMEs in Brazil, defined as companies with less than US$859,475 in annual revenue, as of 2025. Within this total, microenterprises accounted for 12.4 million businesses, in which the individual entrepreneur has no more than one employee and annual revenue does not exceed US$14,503.

The activities of MEIs are broadly diversified, but for the most part these micro entrepreneurs are active in retail commerce (i.e., apparel, food and other products) and retail services (i.e., repair services and others). As such, they seek banking services that are simple, transparent and fairly priced to meet the day-to-day needs of their businesses.

Form 20-F | 2025	51

Our business account is designed specifically for customers who run businesses. We provide a business checking account and business prepaid card, offer unlimited wire transfers and allow customers to issue boletos to receive payments from customers, all free of charge. As of December 2025, our SME account in Brazil had 5.9 million customers, an increase of 27% compared to December 2024. According to our internal analysis, we are among the five largest MSE (Micro and Small Enterprises) players in Brazil by number of clients, reaching approximately 24% of all CNPJs registered in the country, according to BCB data.

D.	Customer Assets
Account

As of December 31, 2025, the number of customers with accounts in Brazil reached more than 204 million, an increase of 2.4% compared to 199 million as of December 31, 2024. More than 51% of these individuals had an active account with us as of December 31, 2025, compared to 47% on December 31, 2024. This performance confirms the strong presence of the NuAccount (and our brand) in Brazil.

We estimate that, as of December 31, 2025, Brazil had US$442 billion in customer deposits, including demand, time and savings deposits, a 12% FX-neutral increase compared to US$409 billion as of December 31, 2024. Time deposits grew 20%, savings grew 1% and demand deposits contracted 4%, compared to December 31, 2024, according to the ANBIMA, BCB, and internal analyses.

With Cuenta Nu in Mexico, which reached 1 million customers within one month of its official launch in May 2023, and more than 13 million as of December 2025. Nubank seeks to contribute to financial inclusion in Latin America's second largest market. Mexico remains significantly underpenetrated in terms of financial services and cash remains by far the most used payment method with a 35% share, as per Worldpay's “The 2025 Global Payments Report”. Our long-term strategy is to drive a shift from cash to digital payments. To accelerate this transition, our core value proposition is to offer new customers attractive deposit yields. Our alliances with Arcus, by Mastercard, which began on March 12, 2024, represent significant progress in expanding our cash-in and cash-out network, which reached over 30,000 physical contact points in January, 2025. This trend is further reinforced by increased competition from fintech players introducing new products, including no-fee services, attractive deposit yields, alternative transaction and savings options, more cash-in and cash-out functionalities, among others.

In Colombia, as of 2024, over 82% of the adult population held a savings account according to the SFC's Financial Inclusion Report. As seen in Brazil and in Mexico, Nubank and other fintech players are offering attractive yields on savings account deposits to accelerate customer base growth and cross-sell attractive complementary financial services over time. After launching Cuenta Nu in early 2024, we reached over 3 million account holders in Colombia, as of December 31, 2025.

Investments

Brazil had over 105 million active securities accounts in December 2025, up 8% from 98 million on December 31, 2024, and 86 million savings accounts in the same period, up 7% year over year according to ANBIMA. Financial assets of Brazilian retail investors, which excludes the private segment, surpassed US$1 trillion as of November 30, 2025, a 17% FX-neutral increase over 2024 according to the BCB, ANBIMA, and our internal analyses. This total includes customer deposits, funds, equities, fixed income and pension funds. Fixed income remains the largest product, representing 37% of that total, followed by pension funds (22%), savings deposits and investment funds (each holding a 16% share), while equities accounted for 4% of the total, same as other general investment categories. Growth of total retail assets was driven primarily by fixed income, with a 22% rise over 2024, reflecting the elevated policy rate outlook in Brazil. Despite this restrictive monetary policy environment, other retail investments also posted nominal FX-neutral gains of 14% in the year, with investment funds expanding 11% and pension funds increasing close to 28%, while equity investments increased 14%.

Form 20-F | 2025	52

With regard to individual deposits and retail investor assets in Brazil, our estimated market share was 3.5% on December 31, 2025, compared to 3.3% market share on December 31, 2024.

E.	Insurance Brokerage

In our view, the retail insurance brokerage segment in Latin America has been largely dominated by incumbent banks, many of which also own the underwriting business and therefore favor their own products. We believe this segment is also prone to disruption and is likely to experience strong growth.

The Brazilian insurance sector recorded gross written premiums (GWP) across all segments totaling US$81 billion in 2025 according to CNSEG and Susep data, a 10% FX-neutral growth from US$76 billion in 2024. Despite its size, Brazil remains fairly underpenetrated relative to other developing and developed economies, in both the life and property & casualty segments. Nu is initially focused on market segments characterized by policies sold directly to individuals, representing 60% to 70% of the total GWP, according to Susep and internal estimates.

In our view, life insurance distribution to individuals in Brazil remains primarily through the bancassurance channel, while P&C insurance distribution remains concentrated in the broker channel.

We believe that complexity, lack of transparency and high premiums, largely a result of inefficient underwriting, continue to prevent many Latin Americans from purchasing more insurance products. Our first insurance product, NuLife, launched in August 2020 (in partnership with Chubb as underwriter), highlights the significant unmet demand for insurance products. NuLife offers flexible, fully customizable life insurance policies that can be contracted in five simple steps through our app. We launched mobile insurance in 2022, and auto and "Vidas Juntas" insurance – life insurance for non-consanguineum and non-marital relationships – products in 2023. Our most recent products also are characterized by fully customizable quotes and seamless digital onboarding through Nu’s app. As of December 2025, we had almost three million active policies across all insurance categories, representing an annual growth rate of 28% over 2024. Over time, we plan to broaden our insurance offering to include additional life and P&C products.

F.	E-Commerce Marketplaces

Brazilian e-commerce reached a gross merchandise volume (GMV) of almost US$42 billion in 2025, according to the Brazilian Association of Artificial intelligence and E-Commerce (ABIACOM).

In 2025, we continued to expand our Marketplace, broadening our ecosystem of partners and enhancing the value we deliver to our customers. We onboarded new international merchants, deepened existing partnerships through joint commercial campaigns that reinforced NuPay as a preferred payment method for online shopping in Brazil, and announced new strategic partnerships offering exclusive credit and installment conditions for our customers. We also redesigned NuCoin, our rewards program integrated with key Marketplace merchants, and continued to scale our travel offering, introducing a dedicated Travel Tab that consolidates flights, hotels, and travel services into a unified in-app experience for Ultravioleta customers.

Form 20-F | 2025	53

Revenue by Geography

For the year ended December 31, 2025, the majority of our revenue was derived from Brazil, totaling US$11,038.3 million, compared to US$808.1 million in Mexico and US$237.3 million in other countries (from US$8,409.9 million, US$523.1 million and US$118.1 million, respectively, for in the year ended December 31, 2024).

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

Our Road Ahead

We have reached a pivotal era in our journey, marking the start of our evolution from a Latin American leader into a global digital banking platform. To guide this growth, our priorities are set across three pillars.

First, winning in our core markets. Brazil and Mexico will continue to absorb the majority of our capital and management attention. In Brazil, we will deepen leadership in the mass market, expand share of wallet and ARPAC, strengthen SME, and grow our high-income presence through Ultravioleta. In Mexico, finalizing our banking license process is critical as it unlocks the next phase of credit growth and customer depth. In Colombia, we will continue scaling credit and bringing a number of new products. Across all three markets, our focus remains on experience, principality, and monetization.

Form 20-F | 2025	54

Second, strengthen foundations for international expansion. During 2026, we will lay the operational groundwork for our U.S. opportunity, building on the conditional bank charter approval in January 2026. Latin America remains our primary growth engine.

Third, AI as a superpower. NuFormer, our proprietary approach for building large, generalizable models, based on advanced transformer architectures and self-supervised learning principles, will be expanded to lending in Brazil and credit cards in Mexico. We will continue to put AI directly into customers' hands, moving closer to our long-term vision of an AI-powered personal banker in every customer's pocket.

Recent Developments

Tyme Investments

On December 12, 2024 Nu made a minority investment in Tyme Group Pte Ltd. ("Tyme") acting as lead investor in its series D funding round. Tyme operates under a hybrid model that combines a customer-centric digital banking platform with physical experiences, delivered in partnership with nationwide retailers through digital kiosks and bank ambassadors. Tyme specializes in emerging markets, including South Africa and the Philippines. For additional details, refer to explanatory note 18 of our financial statements.

Nucoin

In September 2024, we announced the strategic repositioning of Nucoin as part of a new loyalty program under development for Nubank customers. This transition led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoin. As a result, we recorded US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoin within the new loyalty program, as well as US$8 million attributable to the impairment expenses of certain capitalized intangible assets associated with the liquidity pool feature.

United States International Development Finance, or “DFC”, facility

On September 27, 2024, our Colombian subsidiary signed a credit facility agreement with DFC (United States International Development Finance), of up to US$ 150.0 million, guaranteed by Nu Holdings., which proceeds will be used to support the growth of our operations in Colombia. For more details about the transaction, please refer to “item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Borrowings and financing”.

U.S. National Bank Charter

On September 30, 2025, we filed an application to the Office of the Comptroller of the Currency (OCC) to establish and operate a de novo national bank, Nubank, N.A. (In Organization). We also filed an application to the Federal Deposit Insurance Corporation (FDIC) to obtain deposit insurance for Nubank, N.A. (In Organization). On January 29, 2026, we received preliminary conditional approval from the OCC. The preliminary conditional approval represents a milestone in our long-term strategy to expand our operational footprint and product offerings in the United States. Final OCC approval is subject to a number of preopening requirements. In addition, we plan to file related applications with the Board of Governors of the Federal Reserve System (Federal Reserve). If all required regulatory approvals are received, Nubank, N.A. (In Organization) will offer demand deposit accounts, credit cards, digital asset custody and ancillary services and lending to customers in the United States.

Form 20-F | 2025	55

Regulatory Overview

Brazil

Our Regulatory Position

Five of our subsidiaries in Brazil — Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos,” Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, or “Nu Financeira,” NuPay for Business Instituição de Pagamento Ltda, or “NuPay,” Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários, or “Nu Investimentos” and Nu Corretora de Seguros Ltda., or “Nu Corretora de Seguros,” — are subject to regulation by the Central Bank of Brazil (“BCB”), the Brazilian Securities and Exchange Commission (“CVM”), and/or the National Monetary Council (“CMN”) and/or the Superintendence of Private Insurance (SUSEP) and have received the required authorizations to operate:

●	Nu Pagamentos is authorized by the BCB to operate as a payment institution as (1) issuer of postpaid payment instruments, (2) issuer of electronic currency, (3) acquirer, and (4) payment initiation service provider;
●	Nu Financeira is authorized by the BCB to operate as a credit, financing and investment entity (SCFI), conducting active, passive and ancillary transactions related to credit, financing and investment portfolios;
●	NuPay is authorized by the BCB as an issuer of electronic currency;
●	Nu Investimentos is authorized (1) by the BCB to operate as a securities broker (CTVM) under CMN Res. 5,008/22, and (2) by the CVM to provide fund bookkeeping, custody, and securities offering coordination services. Nu Asset Management Ltda. (“Nu Asset Management”), a wholly owned subsidiary of Nu Investimentos, is authorized by the CVM to provide portfolio management services;
●	Nu Corretora de Seguros Ltda., or “Nu Corretora de Seguros,” is regulated by the SUSEP and authorized to operate as an insurance brokerage firm.

As of the date of this filing, none of our Brazilian subsidiaries is licensed to operate as a bank. We have an adequacy plan under review by the BCB to either obtain a bank license or acquire an existing bank that would become our subsidiary, in order to comply with Joint Resolution No. 17 on brand name usage for regulated institutions. This step is not expected to materially affect our capital and liquidity requirements or our operations under our existing licenses as a payment institution, a credit, financing and investment company, and a securities brokerage company.

Financial and payment institutions must seek BCB approval when appointing managers, including directors, officers, and members of statutory boards (CMN Res. 4,970; BCB Res. 81; BCB Res. 519).

Regulatory Environment in Brazil

Our main subsidiaries in Brazil are subject to extensive regulation applicable to payment institutions (Nu Pagamentos, NuPay), financial institutions (Nu Financeira), securities brokers (Nu Investimentos), portfolio managers (Nu Asset Management), and insurance brokers (Nu Corretora de Seguros). We offer payments, digital accounts, brokerage, portfolio management, and insurance services.

Legislation Applicable to the Brazilian Payment System

Nu Pagamentos’ activities are governed by the Payments Law (Law 12,865/2013), which regulates payment institutions and payment schemes within the Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or the “SPB”).

Form 20-F | 2025	56

Payment institutions are entities that participate in payment schemes and execute fund transfers. They are categorized as: (1) issuers of electronic currency (prepaid); (2) issuers of postpaid payment instruments (e.g., credit cards); (3) acquirers; and (4) payment initiation service providers (“PISPs”). Payment institutions must comply with BCB requirements covering risk management, governance, anti-money laundering and combating the financing of terrorism (“AML/CFT”), cybersecurity, secrecy, ombudsman, internal audit, and reporting obligations.

Payment accounts are classified as prepaid (funds must be deposited before transactions) or postpaid (transactions may occur regardless of deposited funds). To protect against insolvency, payment institutions issuing electronic currency must segregate prepaid funds and hold them in a non-interest-bearing BCB account or in federal government bonds registered with the Special Settlement and Custody System (“SELIC”).

Since July 2023, payment institutions have been permitted to operate in the foreign exchange market, subject to restrictions and prior BCB authorization (BCB Res. 277/22).

Card payment schemes are governed by BCB Res. 150/2021. Schemes exceeding certain thresholds are part of the SPB and require BCB licensing; those below thresholds must report operational information annually. Limited-purpose and employment-benefit payment schemes are generally exempt from BCB authorization.

For 2025 developments regarding card payment schemes, see “—Recent Developments in Brazil—Card Payment Scheme Risk Management.”

Legislation Applicable to Financial Institutions and Portfolio Managers

General

The Banking Law (Law 4,595/1964) established the structure of Brazil’s National Financial System. Capital markets are regulated under Law 4,728/1965 and Law 6,385/1976, with securities issuance, distribution, and trading requiring CVM authorization. The regulatory framework is supplemented by rules from the CMN, CVM, and BCB, and by self-regulatory standards from B3, ANBIMA, and the Brazilian Association of Investment Analysts (“APIMEC”).

The incorporation and operation of financial institutions requires prior BCB licensing, and corporate events such as capital increases and changes of control may also require prior approval. The Banking Law restricts loans and cash advances from financial institutions to their managers and related persons (CMN Res. 4,693).

Credit, Financing and Investment Institutions (Consumer Credit Companies)

Nu Financeira is a credit, financing and investment institution (SCFI), regulated by the CMN and BCB. SCFIs are private financial institutions that carry out consumer financing for the acquisition of goods and services and for working capital. They must be incorporated as corporations. SCFIs cannot offer deposit accounts but may raise funds through bank deposit certificates (CDBs) or deposits without certificates (RDBs), both covered by the FGC (Fundo Garantidor de Crédito, the Brazilian credit guarantee fund) up to the applicable coverage limits, and not on a full-amount basis. The key distinction is that RDBs are non-transferable and non-tradable. Nu Financeira provides revolving credit, transactional financing, personal loans, and issues RDBs to support our funding and also issues financial bills (Letras Financeiras), which are not covered by the FGC.

Securities Brokerage and Distribution Firms

Securities trading on stock exchanges is carried out exclusively by CTVMs, securities distributors (distribuidoras de títulos e valores mobiliários, or “DTVMs”), and certain other authorized institutions. Nu Investimentos operates under CMN Res. 5,008/22, which permits brokerage firms to trade on exchanges, manage portfolios, provide custody, and issue electronic currency. Since a 2009 joint decision by the BCB and CVM, operational distinctions between securities brokers and distributors were effectively eliminated.

Form 20-F | 2025	57

Brokerage firms are prohibited from executing transactions resulting in loans or cash advances to customers (except margin transactions), and may not charge commissions on primary distributions.

Third-Party Asset Management

Nu Asset Management is registered with the CVM as a portfolio manager under CVM Res. 21. Asset managers must meet requirements including having a registered office in Brazil, appointing certified officers for portfolio management, compliance, and risk management, and maintaining adequate infrastructure proportionate to the complexity of managed portfolios. Asset managers must conduct activities with transparency, good faith, diligence, and loyalty, and are subject to restrictions including prohibitions on guaranteeing profitability, making promises of future results, and acting as counterparty to clients.

Insurance Brokerage Firms

Nu Corretora de Seguros is authorized by SUSEP to operate as an insurance broker (Law 4,594/1964; Decree-Law 73/1966). Brokers must obtain registration and authorization, provide evidence of technical certification of employees, and appoint a technical officer to represent the entity before SUSEP. Brokers face civil liability for losses caused by malfeasance or negligence, and may be subject to fines, suspension, or registration cancellation.

Crypto Exchange Activities

Law 14,478/2022 established a legal framework for virtual asset services in Brazil. Virtual asset service providers (“VASPs”) are defined as entities that, on behalf of third parties, provide services such as exchange, transfer, or custody of virtual assets. Decree 11,563/2023 designates the BCB as the primary regulator of VASPs, while the CVM retains authority over virtual assets classified as securities.

For the comprehensive regulatory framework issued in 2025, see “—Recent Developments in Brazil—Virtual Assets and Virtual Asset Service Providers.”

FGC
The FGC is a private, non-profit civil association with independent legal entity status. In the event of an intervention or extrajudicial liquidation of a member institution by the BCB, the FGC ensures that depositors and investors receive the repayment of their credits, subject to the limits and conditions set forth in the fund's prevailing regulations. Membership in the FGC is mandatory for all eligible financial institutions and constitutes a prerequisite for the maintenance of an operating license granted by the BCB. Within our group, only our subsidiary Nu Financeira is a member of the FGC and is subject to its requirements, as it is the only entity that offers deposits covered by the FGC guarantee.

Main Regulatory Authorities in Brazil

The primary regulatory authorities overseeing the Brazilian financial system are the CMN, the BCB, and the CVM. Securities brokers, distributors, and asset managers are also subject to self-regulatory standards from ANBIMA. Trading on B3 is subject to oversight by BSM (Supervisão de Mercados).

CMN

The CMN is Brazil’s main monetary and financial policy authority, established under the Banking Law. It is responsible for setting guidelines for credit, monetary, budgetary, and foreign exchange policy, ensuring the liquidity and solvency of financial institutions, regulating the structure and operation of the financial system, and overseeing the activities of the BCB, CVM, and SUSEP.

Form 20-F | 2025	58

Central Bank of Brazil

The BCB implements CMN policies on monetary, credit, and foreign exchange matters and regulates financial and payment institutions. It is responsible for authorizing and supervising the organization, operation, and control changes of financial and payment institutions, managing foreign capital flows and FX markets, and intervening in or liquidating institutions when necessary. The BCB President is appointed by the President of Brazil for a four-year term, subject to Senate ratification.

CVM

The CVM is Brazil’s federal securities regulator, responsible for regulating capital markets, setting rules for securities market operations, authorizing brokerage firms and public offerings, supervising publicly held companies and investment funds, enforcing disclosure requirements, and imposing penalties. The CVM also regulates financial investment funds and derivatives markets.

Pension and Insurance — SUSEP and CNSP

The CNSP (Conselho Nacional de Seguros Privados) sets guidelines for the private insurance, reinsurance, capitalization, and supplementary pension sectors. SUSEP is the independent agency responsible for implementing CNSP policies and supervising entities in these sectors. Together they form part of the National Private Insurance System (“SNSP”), established under Decree-Law 73/1966.

Self-Regulatory Entities

ANBIMA is a private self-regulatory organization representing investment banks, asset managers, and brokers, establishing codes of best practices for capital markets. BSM conducts market surveillance over B3 trading environments, auditing participants and administering the Investor Compensation Mechanism (“MRP”), which awards damages of up to R$120,000 to investors harmed by a participant’s inappropriate activity. APIMEC is authorized by the CVM to certify and oversee securities analysts.

Prudential Framework and Capital Requirements

Financial Institutions

Financial institutions in Brazil are subject to extensive capital, exposure, and solvency requirements following Basel Committee principles. The CMN and BCB play a central role in safeguarding the solvency of the National Financial System and mitigating systemic risks.

For the new activities-based minimum capital methodology introduced in 2025, see “—Recent Developments in Brazil—Minimum Capital Methodology.”

Payment Institutions

Payment institutions authorized by the BCB are subject to the same general minimum capital framework as financial institutions. Under BCB Resolutions 198–202 (March 2022) and Res. 436 (November 2024), prudential conglomerates performing payment services are classified as:

●	Type 1: Led by a financial institution (excluding payment institutions, brokers, and foreign exchange (“FX”) brokers).
●	Type 2: Led by a payment institution composed exclusively of payment institutions and related entities.
●	Type 3: Led by a payment institution not qualifying as Type 2, or led by a securities broker/distributor/FX broker.

The regulatory capital framework was revised to enhance loss-absorption capacity, including deducting low-value-in-stress assets from regulatory capital and making debt instruments eligible for Tier I and Tier II capital. The Payment Services Risk Weighted Assets (“RWASP”) was created as a capital component for Type 1 and Type 3 conglomerates, covering acquiring, electronic currency issuance, postpaid instrument issuance, and payment initiation.

Form 20-F | 2025	59

Brazil’s capital framework (BCB Res. 199/22, 200/22) requires institutions to maintain capital ratios based on Total Capital relative to risk-weighted assets (“RWAs”), determined as the sum of credit, market, payment services, and operational risk components. Total Capital comprises:

●	Common Equity Tier 1 (“CET1”): social capital, reserves, and retained earnings, less deductions and prudential adjustments.
●	Additional Tier 1 Capital: eligible perpetual instruments; combined with CET1, it constitutes Tier I Capital.
●	Tier 2 Capital: subordinated debt with fixed maturity meeting eligibility requirements. Beyond minimum requirements, the BCB mandates Additional CET1 buffers (Conservation and Countercyclical), which increase capital requirements over time.

Type 3 conglomerates are segmented from S2 to S5 based on size and complexity. The Nu Pagamentos-led conglomerate transitioned to S2 in July 2025. The conglomerate is subject to a minimum regulatory capital of US$3.3 billion (R$18 billion) as of December 31, 2025.

BCB Res. 229 (effective July 2023) consolidated the standardized credit risk capital calculation (“RWACPAD”), increasing risk-weight granularity in line with Basel III recommendations.

BCB Res. 265/22 sets forth risk management, capital management, and disclosure requirements for Type 3 conglomerates such as ours, with management structures scaled to the institution’s risk profile and complexity.

For 2025 developments in prudential regulation, see “—Recent Developments in Brazil—Prudential and Capital Requirements.”

Regulation of Credit Cards and Interchange Fees

BCB Res. 96 (effective March 2022) governs the opening of postpaid and prepaid payment accounts, granting institutions discretion over customer registration requirements and establishing invoice disclosure rules. BCB Res. 365 (effective July 2024) added further requirements for credit card bill presentation, including structured information groups.

Interchange fees are the compensation paid by acquirers to card issuers per transaction, set by the payment scheme settler and varying by payment instrument type and merchant classification. BCB Res. 246 imposes a maximum interchange fee of 0.7% on all prepaid card transactions in Brazil, which impacted our fee and commission income.

Compliance, Internal Controls and Audit

Brazilian financial and payment institutions must maintain internal controls over financial, operational, and managerial information systems. Financial institutions must implement a compliance policy compatible with their nature, size, and risk profile (CMN Res. 4,595); similar rules apply to payment institutions (BCB Res. 65). CMN Res. 4,968 updated the internal controls framework to align with the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) 2013 standards, enhancing board and senior management responsibilities and requiring a designated internal controls officer. BCB Res. 260 sets forth similar rules for payment institutions.

Financial and payment institutions must maintain internal audit functions (CMN Res. 4,879; BCB Res. 93), which may be performed by a dedicated department or an independent auditor not auditing the institution’s financial statements. Independent auditor teams must rotate after five consecutive fiscal years (CMN Res. 4,910; BCB Res. 130). Institutions registered as publicly-held companies or leading prudential conglomerates classified in S1–S3 must establish an audit committee. These institutions are subject to a five-year mandatory rotation for the independent audit firm, which may be extended to ten fiscal years provided a statutory audit committee is in place, as per CMN Res. 4,910.

Form 20-F | 2025	60

Institutions must create an ombudsman department to handle customer claims and report semiannually to the board (CMN Res. 4,860; BCB Res. 28). Financial institutions must also maintain a whistleblower hotline for anonymous reporting of potential illicit activities, with semiannual reports to the board and records available to the BCB for at least five years (CMN Res. 4,859).

Insolvency Regimes

Brazilian financial and payment institutions authorized by the BCB are subject to resolution regimes under Federal Law 6,024/74 (intervention and extrajudicial liquidation) and Decree-Law 2,321/87 (temporary special administration regime, or “RAET”), and to the provisions of Federal Law 9,447/97 (controlling shareholder liability). Bankruptcy provisions under Federal Law 11,101/05 apply secondarily.

The BCB may appoint an intervener if an institution faces losses leaving creditors at risk, consistently violates regulations, or where intervention is a viable alternative to liquidation. Interventions automatically suspend payable obligations and freeze deposits, and may last up to twelve months. Extrajudicial liquidation withdraws the institution from the financial system, interrupts activities, and classifies creditors by priority. The RAET allows the BCB to replace management without interrupting the institution’s usual activities.

In the event of liquidation or bankruptcy, creditors are paid in order of priority: (1) labor claims (capped at 150 minimum wages per employee); (2) secured claims; (3) tax claims; (4) claims with special privileges; (5) claims with general privileges; (6) unsecured claims; (7) fines and penalties; and (8) subordinated claims. Post-petition claims receive super-priority.

The foregoing list of laws and regulations is not exhaustive and the regulatory framework governing our operations changes continuously.

For 2025 developments on recovery and exit planning, see “—Recent Developments in Brazil—Recovery and Organized Exit Plan.”

Anti-Money Laundering

The Anti-Money Laundering Law (Law 9,613/1998, as amended by Law 12,683/2012) requires financial institutions, payment institutions, securities brokers, asset managers, and insurance brokers to: identify and maintain customer records; record transactions exceeding regulatory thresholds; adopt AML internal control policies; report suspicious transactions to the Council for the Control of Financial Activities (“COAF”); and monitor for indications of money laundering. Agents of money laundering crimes are subject to imprisonment, temporary disqualification from managing enterprises for up to 10 years, and monetary fines.

BCB Circular 3,978/20 (as amended by BCB Res. 119) adopts a risk-based approach, granting institutions discretion to determine KYC procedures based on internal risk assessments. Institutions must identify customers, record transactions, monitor and report events to COAF, conduct enhanced due diligence on politically exposed persons, and appoint a responsible AML officer. CVM Res. 50 establishes similar obligations for securities market participants.

COAF, established by the AML Law and revised by Federal Law 13,974/2020, is responsible for examining and applying administrative penalties to suspicious money laundering activities, coordinating international cooperation, and reporting to prosecutors and police.

Anti-Corruption and Related Regulations

The Clean Company Act (Law 12,846/2013) establishes liability for legal entities that engage in acts against the public administration, including bribery of domestic or foreign public officials, whether conducted directly or through third parties.

Additional Brazilian legislation includes the Public Improbity Law (Law 8,429/1992), which provides for liability in connection with acts against the public administration, and the White-Collar Crime Law (Law 7,492/1986), which establishes criminal liability for certain financial crimes. Law 14,133/2021 (Public Procurement Law) governs public contracting and establishes requirements applicable to entities participating in public tenders. Law 13,260/2016 (Anti-Terrorism Law) criminalizes certain conduct related to terrorism, including financing activities.

Fraud Prevention

Financial institutions, payment institutions, and other BCB-authorized entities must share data on signs of actual or attempted fraud, at minimum in account opening, payment services, account maintenance, and credit transactions (Joint Res. 6/2023; BCB Res. 343/2023). Records must contain identification of the perpetrator, fraud description, reporting institution details, and recipient account information.

Form 20-F | 2025	61

BCB Res. 142 requires institutions to limit overnight payment services (8pm–6am) to R$1,000 per account, with customer-requested increases subject to a 24-hour waiting period. Institutions must maintain daily fraud occurrence records and prepare monthly reports to audit/risk committees and the board.

BCB Res. 402 and 403 (effective November 2024) enhanced Pix security by requiring device registration for transactions exceeding R$200 (daily limit R$1,000 from unregistered devices), mandatory fraud risk management solutions, and semiannual fraud-marking checks.

For 2025 developments on fraud prevention measures, see “—Recent Developments in Brazil—Fraud Prevention and Account Integrity.”

Politically Exposed Persons

Under BCB Circular 3,978/20 and CVM Res. 50, financial and payment institutions must obtain sufficient information to identify Politically Exposed Persons (“PEPs”) from their customer base and monitor their transactions. PEPs are defined as government agents who have held relevant public positions in the last five years, as well as their representatives, family members, and closely related persons. Institutions must implement procedures to identify PEPs and verify the origin of funds for their transactions.

Transactions with Related Parties

The Banking Law restricts financial institutions from conducting credit transactions with related parties, defined under CMN Res. 4,693 to include controlling shareholders, officers, statutory board members, their close relatives, and entities with significant cross-holdings (15%+ voting or 10%+ total equity). Transactions with related parties are permitted only under market-compatible conditions without additional benefits, and in certain other limited cases (interbank deposits, clearinghouse obligations, etc.). All financial institutions must adopt internal related-party transaction policies. Extension of credit to related parties outside permitted cases is criminalized under Law 7,492.

Punitive Sanctions

Violations of Brazilian payments, banking, or securities laws may lead to administrative, civil, and criminal liability. Key penalties under Law 13,506 include: fines by the BCB of up to R$2 billion (or 0.5% of the entity’s prior-year revenue); CVM fines of up to R$50 million (or multiples of the irregular transaction value or economic gain); suspension or prohibition from market activities for up to 20 years; temporary bans on managerial positions; and coercive fines of up to R$100,000 per day. Penalties are calculated based on gains obtained, economic capability, severity, actual losses, recurrence, and cooperativeness. Law 7,492 provides for criminal liability of controlling shareholders, officers, and managers, with sanctions including detention and fines.

Foreign Investment, Corporate Interest, and Change of Control

Foreign investment in Brazilian financial institutions requires prior BCB approval, regardless of the investor’s nationality (Decree 10,029/2019; BCB Circular 3,977/2020). Financial institutions may hold equity in other entities that complement their activities, subject to prior BCB authorization, provided the invested entity does not hold equity in the financial institution (CMN Res. 5,043).

Changes in control of financial or payment institutions require prior BCB approval (CMN Res. 4,970; BCB Res. 81). Acquisition of a qualified equity interest (15%+ voting or 10%+ total) must be notified to the BCB, which may order the acquisition regularized or unwound.

Form 20-F | 2025	62

Open Finance

Open Finance is the standardized sharing of data, products, and services by financial and payment institutions at customers’ discretion (Joint Res. 1/2020). The BCB views it as a key tool for innovation, efficiency, inclusion, and competition. The framework has evolved through successive BCB resolutions addressing technical requirements, consent renewal, monitoring rules, and Pix payment integration. Open Finance remains under gradual legal, operational, and technological development.

For 2025 developments on mandatory participation, see “—Recent Developments in Brazil—Open Finance.”

Instant Payment System

In 2020, the BCB launched Pix, a real-time payment and transfer system. Participation is mandatory for financial and payment institutions with more than 500,000 active customer accounts. The BCB continues to develop new Pix functionalities including Pix Collection, Pix Withdraw/Change, Scheduled Pix, and Automated Pix.

For 2025 developments on Pix authorization, see “—Recent Developments in Brazil—Instant Payment System.”

Foreign Exchange

The New Foreign Exchange Law (Law 14,286) modernized and consolidated Brazil’s foreign exchange framework, liberalizing the FX market, enhancing legal certainty, and encouraging greater international use of the Brazilian Real. CMN Res. 5,042 and BCB Resolutions 277–280 (effective December 2022) establish general guidelines for FX transactions, including the possibility for payment institutions to seek FX market authorization. BCB Res. 348 (effective November 2023) eliminated the requirement for simultaneous FX transactions in certain foreign direct investments.

For 2025 developments on the foreign investor framework, see “—Recent Developments in Brazil—Foreign Exchange.”

E-Commerce and Consumer Protection

We are subject to laws relating to internet activities, e-commerce, and consumer protection, including the Brazilian Civil Rights Framework for the Internet (Law 12,965/2014) and the Consumer Protection Code (Law 8,078/1990). The Consumer Protection Code regulates commercial practices, product and service liability, strict liability of suppliers, reversal of the burden of proof, and advertising standards. Payment institutions must also comply with customer relationship rules under BCB Res. 155, including institutional relationship policies and transparency and suitability requirements.

Data Privacy and Protection

We are subject to the Brazilian Data Protection Law (“LGPD”) (Federal Law 13,709/2018), which establishes rules for the collection, use, processing, and storage of personal data. The LGPD defines data subject rights, legal bases for processing, consent requirements, governance obligations, and data transfer rules. The National Data Protection Authority (“ANPD”) oversees compliance and may impose sanctions including warnings, fines of up to 2% of gross revenue (capped at R$50 million per violation), public disclosure of violations, and suspension of data processing activities.

For 2025 developments on data protection, see “—Recent Developments in Brazil—Data Privacy.”

Bank Secrecy and Cybersecurity

Financial and payment institutions are subject to bank secrecy rules (Supplementary Law 105/2001; CMN Res. 4,282), requiring the maintenance of secrecy for active and passive transactions, subject to exceptions for judicial requests, interbank information exchange, credit protection agencies, and reporting of criminal offenses.

Form 20-F | 2025	63

Under CMN Res. 4,893 and BCB Res. 85, financial and payment institutions must comply with cybersecurity requirements including policies for data processing and storage, cloud computing services, and incident response plans.

Environmental and Social Risk Management

Financial institutions may face administrative, civil, and criminal liability for environmental damage under Brazil’s Federal Constitution and the Environmental Crimes Law. Environmental damages imply strict and joint liability with no statutory cap on compensation.

BCB Res. 265/22 requires financial institutions to identify, measure, assess, monitor, and mitigate social, environmental, and climate risks within their risk management framework, including risks arising from counterparties, controlled entities, suppliers, and outsourced providers. CMN Res. 4,945 requires prudential conglomerates (S1–S5) to prepare a Social, Environmental and Climate Responsibility Policy (“PRSAC”), reviewed every three years. The BCB requires annual publication of a Social, Environmental and Climate Risks and Opportunities Report (“GRSAC Report”) under BCB Res. 139, and semiannual reporting of credit portfolio social, environmental, and climate risk data (“DRSAC”) under BCB Res. 151.

For 2025 developments on sustainability reporting, see “—Recent Developments in Brazil—Sustainability Reporting.”

Revolving Credit and Interest Rate Regulations

Law 14,690/2023 mandated limits on interest and fees charged on revolving credit and installment credit for credit card outstanding balances. CMN Res. 5,112/2023 (effective January 3, 2024) caps the total interest and financial charges on such financing at no more than the original debt amount. This applies to each new revolving or installment credit operation and includes default interest, contractual fines, and other fees. Issuers and holders may renegotiate financing subject to the same cap. The provisions have been applied throughout 2024 and 2025.

Law 14,905/2024 (effective August 30, 2024) amended the Brazilian Civil Code regarding default interest, permitting parties to freely determine contractual interest rates within legal limits. In the absence of specific provisions, default interest is based on the SELIC rate minus the applicable inflation index (with a floor of zero). The law clarifies that the Usury Law does not apply to certain obligations outside the National Financial System, including transactions between legal entities and those involving financial institutions.

Recent Developments in Brazil

This section describes key regulatory developments issued or that became effective during 2025.

Prudential and Capital Requirements

Minimum Capital Methodology (Joint Res. 14). On November 3, 2025, the CMN and BCB issued Joint Resolution No. 14, introducing an activities-based methodology for minimum paid-in capital and adjusted net worth for financial institutions and other BCB-authorized entities.

The minimum capital equals the sum of a base “cost” component and an “activities” component. The cost component is R$2 million multiplied by the number of communicated operational activity categories, plus R$5 million if the institution provides specified technology-intensive services (with 50% increments per additional service, up to a R$10 million cap). The activities component sums the values of operational categories conducted — R$1 million (services), R$3 million (custody/management of third-party resources), R$5 million (intermediation), and R$7 million (concession) — and the investment category — R$5 million (restricted) or R$8 million (free) — multiplied by a funding-source factor: 60% (own resources), 80% (institutional resources), 120% (public resources other than deposits), or 200% (deposits).

For compliance, adjusted net worth equals equity plus credit balances from income accounts, minus appraisal adjustments, revaluation reserves, debit balances from income accounts, and specified participations. Institutions authorized to use the term “bank” must add R$30 million to the calculated minimum. Institutions operating on the effective date are subject to a phased transition through December 31, 2027.

Form 20-F | 2025	64

Operational Risk Capital (BCB Res. 356). Effective January 2025, BCB Res. 356 replaced the three prior operational risk RWA methodologies (Basic Indicator Approach (“BIA”), Alternative Standardized Approach (“ASA”), Simplified Alternative Standardized Approach (“ASA2”)) with a single, more risk-sensitive method that includes an internal loss component modulating required capital.

Financial Instruments Accounting (CMN Res. 4,966 / BCB Res. 352). Effective January 1, 2025, these resolutions introduced significant changes to the accounting of financial instruments in Brazil, enhancing alignment with IFRS 9. The methodology for calculating expected credit loss (provisions) was updated for local disclosures and capital requirements. These changes do not impact our consolidated financial statements prepared under IFRS Accounting Standards.

Capital Transition for Expected Credit Loss (BCB Res. 448). Issued December 23, 2024, this resolution establishes a transition schedule (2025–2028) for incorporating the new provisioning model’s impacts into regulatory capital, aligned with Basel Committee on Banking Supervision (“BCBS”) recommendations. The rule partially restores regulatory capital reduced by the shift to the new provisioning methodology.

Market Risk — FRTB Phase 3 (CMN Res. 5,207 / BCB Res. 470). Issued April 30, 2025, these rules conclude the third phase of Brazil’s market risk reform under Basel III’s Fundamental Review of the Trading Book. For S1–S3 institutions (including our S2 conglomerate), a new standardized sensitivity-based component (RWASENS) replaces the prior exposure-based market risk components for interest rate, equity, commodity, and FX positions.

Leverage Ratio for Payment Institutions (BCB Res. 477 / 478). Enacted May 30, 2025, these regulations establish mandatory leverage ratio requirements for Type 3 payment institutions on both consolidated and individual bases. For S2 entities, the minimum consolidated leverage ratio phases in from 2% (July 1, 2026) to 2.5% (January 1, 2027) to 3% (January 1, 2028). Individual payment institution minimums rise from 0.75% to 2.25% over the same period. The rules also require adequate funding profiles, diversified funding sources, and timely intragroup liquidity transfer.

Liquidity and Risk Management (CMN Res. 5,222). Approved May 2025 (qualitative changes effective September 1, 2025), this resolution requires conglomerate leaders to implement policies ensuring timely intragroup liquidity transfer and extends the Liquidity Coverage Ratio (LCR) to a Brazil sub-consolidated perimeter for S1 groups (effective July 1, 2026).

Credit Risk Mitigation (Public Consultation No. 128). Released November 2025, this consultation proposes amendments to RWACPAD regulations to refine recognition of credit risk mitigation instruments, revise the CEM for derivatives by aligning with SA-CCR, allow single netting sets across derivatives and securities financing transactions, and introduce preferential risk weights for payroll-deducted retail exposures.

Card Payment Scheme Risk Management

BCB Resolution No. 522 (effective November 12, 2025) amends BCB Res. 150 and strengthens centralized risk management in SPB payment schemes. The rule allocates to scheme settlors (networks) ultimate liability for settlement of all transactions, including with their own funds if protection mechanisms are insufficient. Key provisions include: the settlor bears sole responsibility for monitoring participant risks and may not delegate sub-acquirer oversight to acquirers; reinforcement of “honor all cards”; prohibition on requiring collateral among participants; limitation of chargeback liability to 180 days from authorization; and strengthened fraud, AML/CFT, and payer conduct controls. Scheme settlors must, within 180 days, submit requests to amend scheme regulations and implement full sub-acquirer participation in centralized settlement.

Form 20-F | 2025	65

Recovery and Organized Exit Plan

BCB Resolution No. 440 (effective January 1, 2025) requires payment institutions performing critical functions to prepare and submit a Recovery and Organized Exit Plan (“PRSO”) to ensure the stability of the National Financial System (“SFN”) and SPB. The PRSO must be prepared biennially (reference date December 31) and submitted to the BCB by July 31 of the following year, with updates required for material changes. Institutions must integrate recovery and resolution planning with their risk and capital management processes and maintain supporting documentation for five years. The regulation applies to institutions in Segment S1 and may be extended to other institutions performing critical functions as assessed by the BCB.

Fraud Prevention and Account Integrity

BCB Resolution No. 501 (September 11, 2025) requires financial and payment institutions to reject payment transactions destined to accounts where there is a well-founded suspicion of fraud. The receiving institution must notify the account holder. Institutions may determine suspicion using their own factors and data sources, including public or private databases.

BCB Resolution No. 518 (November 3, 2025) mandates payment account closure where there are grave irregularities in customer information or where the account is used to provide unauthorized financial or payment services. Institutions must adopt board-approved internal criteria and retain documentation for at least ten years.

CMN Resolution No. 5,261 (November 3, 2025) imposes equivalent requirements for deposit accounts, requiring closure for grave customer information irregularities or unauthorized use of accounts for financial services, with ten-year documentation retention.

Open Finance

Starting January 2025, institutions with over five million customers are required to participate in data sharing within the open finance ecosystem. Smaller institutions may opt in voluntarily. For payment initiation services, mandatory participation is limited to PISPs and mandatory Pix participants.

Instant Payment System

Since January 1, 2025, under BCB Res. 429, only BCB-authorized institutions may operate in the Pix ecosystem.

Foreign Exchange

Joint Resolution No. 13 (effective January 1, 2025) establishes a new regulatory framework for foreign investors in Brazilian financial and securities markets, simplifying non-resident operations by equalizing registration requirements for resident and non-resident investors, eliminating the requirement for non-resident individual investors to appoint a Brazilian representative for certain operations, expanding the use of non-resident accounts for financial investments, and removing mandatory simultaneous FX operations for investment conversions.

Data Privacy

As of September 2025, with the enactment of the Digital Statute of Children and Adolescents (Law 15,211/2025), the ANPD is the competent authority for the protection of children and adolescents in the digital sphere, potentially requiring process and system adaptations.

Sustainability Reporting

CMN Resolution No. 5,185 and BCB Res. 435 (effective January 1, 2025) require larger financial and payment institutions to prepare and disclose a sustainability financial information report alongside their financial statements, compliant with IFRS S1, IFRS S2, and Brazilian Sustainability Pronouncements Committee (“CBPS”) Technical Pronouncements 01 and 02. Disclosure obligations begin in 2026 for publicly-held companies and S1/S2 segment leaders, and in 2028 for S3 institutions. The report must be verified by an independent auditor. Early voluntary adoption is permitted.

Form 20-F | 2025	66

Public Consultation No. 127 (November 4, 2025) proposes amendments to the GRSAC Report to expand and standardize disclosures, introducing quantitative metrics and targets aligned with IFRS S1/S2 and the Basel Committee’s Pillar 3 framework. For S1/S2 institutions, the new GRSAC format would take effect in January 2027, with first publication in 2028.

Virtual Assets and Virtual Asset Service Providers

On November 10, 2025, the BCB published Resolutions No. 519, 520, and 521, all effective February 2, 2026, establishing the comprehensive regulatory framework for VASPs.

BCB Res. 519 establishes the authorization process for VASPs, including minimum requirements (controlling shareholders’ financial capacity, business viability, IT/governance adequacy, and fit-and-proper standards) and transactions requiring prior BCB approval (authorization, modality changes, control transfers, reorganizations, and management appointments). VASPs already active benefit from a transitional regime: they must apply for authorization within 270 days and demonstrate compliance with core risk, cybersecurity, AML/CFT, and accounting requirements. Entities failing to apply must cease operations within thirty days.

BCB Res. 520 governs VASP organization and operations. VASPs must operate under one of three modalities: (i) intermediary (intermediation of virtual assets, including portfolio administration, staking, and FX-related services); (ii) custodian (safeguarding virtual assets and maintaining position records); or (iii) exchange (combining both intermediation and custody). Standalone intermediaries and custodians may not combine the other’s functions. Baseline requirements include segregation of client funds and assets, prohibitions on using client assets for proprietary transactions (with narrow exceptions), governance, risk management, cybersecurity, and AML/CFT frameworks, conflict-mitigation and transparency obligations, and enhanced disclosures regarding services and risks. Certain existing BCB-authorized institutions (banks, brokerage firms) may also provide VASP services subject to eligibility and notification requirements.

BCB Res. 521 integrates virtual asset services into the foreign exchange framework, covering international payments/transfers with virtual assets, self-hosted wallet transfers, and fiat-referenced virtual asset transactions. Operational limits apply (e.g., US$100,000 for VASPs, US$500,000 for certain brokers/banks when the counterparty is not FX-authorized), along with enhanced reporting duties.

Banking as a Service (BaaS)

Joint Resolution No. 16 (November 28, 2025) regulates Banking as a Service, defined as a contractual arrangement under which BaaS providers make financial and payment services available to clients through an integrating entity. BaaS may cover: (i) deposit and payment account opening/maintenance; (ii) payment services; (iii) merchant acquiring; (iv) credit operations; and (v) additional services designated by the BCB. Contracts must specify roles, responsibilities, security measures, BCB access rights, and transparency about the service-taking entity’s status. The provider institution bears responsibility for regulatory compliance, including KYC, fraud prevention, and AML/CFT. Both providers and service-taking entities must designate a compliance director.

Naming Regulations for Authorized Institutions in Brazil

Joint Resolution No. 17 (November 28, 2025) governs the nomenclature and public presentation of BCB-authorized institutions. Corporate names must include terms referencing the scope of the institution’s authorization and may not include terms suggesting unauthorized activities. Institutions within prudential conglomerates may use the conglomerate name, provided customers can identify the specific institution type.

Form 20-F | 2025	67

FGTS-Backed Loans

Law 13,932/2019 introduced the FGTS annual withdrawal option (saque-aniversário) and authorized workers to pledge future withdrawals as loan collateral. On October 7, 2025, the FGTS approved amendments (effective November 1, 2025) that: (i) impose a 90-day cooling-off period after opt-in before entering fiduciary assignments; (ii) limit concurrent loan transactions to one per year; (iii) restrict pledgeable future withdrawals to five per 12-month period (with up to three additional transactions per subsequent three-year period); and (iv) cap advanceable amounts at R$100–R$500 per withdrawal (maximum aggregate R$2,500). These constraints may narrow the addressable market and affect unit economics.

Private Payroll Deduction Loans

Law 15,179 (July 24, 2025) modernizes private payroll-deduction loans by facilitating digital platforms for solicitation and management. Formal employees may apply through Brazil’s Digital Work Card application, with repayments capped at 35% of gross salary and optional FGTS collateral. Loan installments are deducted automatically via eSocial. For the first 120 days following platform launch, new loan proceeds must be used to repay existing higher-cost obligations, encouraging debt consolidation at lower rates.

FGC Emergency Recapitalization Plan and Governance Reforms

In February 2026, the board of directors of the FGC, approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions, including certain of our subsidiaries, to advance contributions over a multi-year period. On March 25, 2026, we advanced US$186.4 million to the FGC pursuant to this plan. Additionally, on January 22, 2026, the CMN approved CMN Resolution No. 5,279/26, amending the bylaws of the FGC to strengthen governance and broaden its mandate to support the transfer of control or assets of member institutions facing adverse conditions.

Mexico

Our Regulatory Position

In Mexico, our products are offered by Nu México Financiera, S.A. de C.V., Sociedad Financiera Popular (“Sofipo”), whose current corporate name is Nubank, S.A., Institución de Banca Múltiple, (“Nu Mexico”). Nu Mexico is a financial institution subject to the Law of Popular Savings and Credit ("LACP") authorized to receive deposits and grant loans.

Financial entities in Mexico are subject to extensive regulation and the oversight of the CNBV (an administrative authority responsible for, among other matters, prudential regulation; the National Commission for the Protection and Defense of Financial Services Users (“Condusef”), the financial consumer protection agency), and Banxico, the Central Bank of Mexico, which has authority to regulate payment systems and financial products, among other matters. Mexican authorities have been reviewing the regulations applicable to financial entities and closely supervise financial technology companies.

A Sofipo license enables an institution to take deposits from customers, while having fewer assets and lower regulatory capital requirements than a bank. In October 2023, Nu Mexico applied for a banking license before the CNBV. In April 2025, we received regulatory approval to begin the conversion process into a multiple bank under the corporate name Nubank, S.A., Institución de Banca Múltiple, with the remaining steps being the testing of Nu Mexico’s systems and processes and, subsequently, the issuance of the Operation Authorization. In December 2025, Nu Mexico requested CNBV to perform the audit required to start operations, which is expected to take place during the first semester of 2026.

Form 20-F | 2025	68

The transformation into a bank remains subject to receipt of the Operation Authorization from the applicable regulatory authority.

This strategic move aims to provide a broader and more robust regulatory profile through which Nu Mexico will be able to offer its customers a wider range of products and benefits, including investments, payroll portability, and higher deposit limits.

Notwithstanding the foregoing, the entity will continue to operate as a Sofipo under the LACP until the Operation Authorization has been obtained.

Legal and Regulatory Framework Applicable to the Mexican Financial System

The Mexican payment systems operate under a comprehensive legal framework designed to ensure financial stability, consumer protection, and compliance with international financial standards. Payment systems are subject to the supervision of Banxico and the CNBV.

The regulatory landscape is shaped by laws and secondary regulations applicable to high-value payment systems (the Interbank Electronic Payment System, or “SPEI”) and low-value payment systems (cards and checks). Payment system regulations apply to financial institutions, payment service providers, and fintech companies, among other participants, ensuring interoperability, security, and efficiency in transactions.

These regulations extend not only to the payment processes themselves, but also to consumer protection, competition, and anti-money laundering matters.

Legislation Applicable to Nu México Nu México must comply with several key laws and regulations, including:

●	Law of Popular Savings and Credit (LACP): Governs Sofipos, setting rules for their operation, capitalization, and supervision;
●	Law for the Transparency and Order of the Financial System: Covers transparency and consumer protection regulations;
●	General Provisions Applicable to Popular Savings and Credit Institutions, Integration Organizations, Popular Financial Societies, and Community Financial Societies (Sofipo Rules);
●	Federal Law on the Protection of Personal Data Held by Private Parties (“LFPDPPP”): Regulates data privacy obligations for financial institutions handling customer information (see “Data Privacy and Protection” below);
●	Code of Commerce: Sets forth requirements applicable to commercial activities including electronic transactions; and
●	General Law for Negotiable Instruments and Credit Transactions: Sets forth requirements applicable to financial products and agreements (including deposits and promissory notes).

Once Nu Mexico is authorized to operate as a bank it will be required to comply with the Bank Law ("LIC") and the General Rules applicable to banks, and will no longer be required to comply with the LACP or the Sofipo Rules.

Nu México is also subject to secondary regulations, including:

●	Corporate governance, capitalization, electronic channels, and third-party contracting, as regulated by the CNBV;
●	Transparency, credit and prepaid cards, payment systems, as regulated by Banxico;
●	Anti-money laundering and terrorism financing, as regulated by the Ministry of Finance and Public Credit (“SHCP”); and

Form 20-F | 2025	69

●	Transparency and consumer protection, as regulated by the Condusef.

Once Nu Mexico is authorized to operate as a bank it will also be required to comply with additional regulations issued by Banxico regarding fees, debit accounts, among others.

Anti-Corruption and Related Regulations

Nu México is subject to Mexican laws governing anti-corruption and related matters. The General Law of Administrative Responsibilities (Ley General de Responsabilidades Administrativas) and the Federal Criminal Code establish administrative and criminal liability, respectively, for acts of corruption involving public and private sector participants, including bribery, embezzlement, and influence peddling.

Once Nu Mexico is authorized to operate as a bank it will also be required to comply with additional regulations issued by Banxico regarding fees and debit accounts, among others.

Main Regulatory Authorities in Mexico

The main regulatory authorities that oversee our business are:

●	SHCP: Sets forth policy regarding financial institutions, and issues secondary regulations on anti-money laundering and terrorism financing, among other matters;
●	CNBV: Oversees the financial system, ensuring compliance with applicable laws and supervising Sofipos, banks, and fintech companies;
●	Banxico: Regulates the national payment system, setting rules for electronic transactions, clearinghouses, and financial interoperability; financial products; and prudential matters of financial entities; and
●	Condusef: Protects consumer rights and ensures fair practices in financial services.

Rules Governing the Payment System

●	Payment Networks and Interoperability: Banxico’s rules (Circular 13/2017) establish guidelines for card payment and electronic payment networks, including specific requirements for payment system interoperability, that Sofipos must observe;
●	Electronic Payment System (SPEI): Banxico’s rules (Circular 14/2017) govern real-time payments and electronic fund transfers and regulate access to and use of SPEI. This regulation requires Sofipos to have robust technological infrastructure, effective internal controls, and cybersecurity measures to ensure the authenticity and security of electronic transactions; and
●	AML/CFT Regulations: Sofipos and financial entities, including banks, must adhere to Anti-Money Laundering Combating the Financing of Terrorism (AML/CFT) obligations as defined by the Financial Intelligence Unit (UIF) and international standards. Nu Mexico must comply with the Federal Law for the Prevention and Identification of Operations with Illicit Proceeds (LFPIORPI), which mandates specific controls for customer identification and anti-money laundering procedures, including reporting obligations to the UIF. For the full AML framework, see “—Anti-Money Laundering” below.

Sofipos and Bank Transition

Nu Mexico operates as a Sofipo, an entity authorized to offer various financial services, including:

●	Deposits: Accepting savings and term deposits from the public
●	Loans: Providing loans to individuals and small businesses
●	Payment Services: Facilitating payment operations such as money transfers and payment processing

These activities position Sofipos as key players in enhancing financial inclusion by offering accessible financial products.

Once Nu Mexico is authorized to operate as a bank, it will continue to offer the services listed above and will amend customer agreements to adjust to bank regulations.

Payment Schemes

Sofipos and banks participate in payment schemes that enable them to process transactions efficiently and securely. Their involvement ensures that clients can perform transactions such as fund transfers and bill payments, thereby integrating underserved populations into the formal financial system.

Form 20-F | 2025	70

Capital Requirements for Operational Risks

Sofipos are regulated under the LACP and the CNBV’s regulatory framework; likewise, banks are regulated under the Law (LIC) and the CNBV’s framework. Capital requirements for operational risk follow the guidelines set forth in Basel III, adapted to the Mexican financial system, to ensure financial stability and protecting depositors. Sofipos and banks are required to allocate capital for operational risks based on the methodologies defined by the CNBV, which align with the Basel Committee’s standards. The CNBV periodically updates these methodologies to align with international best practices, such as Basel III.

Transparency Regulations

Sofipos and banks must comply with transparency and consumer protection requirements under a framework set forth by Condusef, the CNBV and Banxico. These requirements include using standard-form agreements with clear language, disclosing the total annual cost of credit cards and the total annual gain under deposit and investment agreements, expressing interest rates in annual terms for loans, disclosing all fees in exhibits to customer-facing agreements, and implementing processes to handle loss or theft of cards, among others.

These regulations collectively aim to enhance the stability, security, and transparency of financial services in Mexico, ensuring consumer protection and fostering trust in the financial system. Condusef and Banxico actively review and assess compliance with these regulations.

Insolvency Regimes

The LACP and LIC outline specific procedures for addressing financial distress within Sofipos and banks, respectively, including:

●	Intervention: The CNBV may intervene in an entity’s operations if significant irregularities or solvency issues are detected, with the aim of protecting depositors and maintaining financial stability.
●	Extrajudicial Liquidation: If an entity is deemed non-viable, the CNBV may initiate an extrajudicial liquidation process to wind down operations in an orderly manner and settle obligations.
●	Temporary Special Administration Regime: In certain cases, a temporary special administration may be appointed to manage the entity’s affairs, with the goal of restoring stability or facilitating an orderly resolution.

Compliance and Internal Controls

As a Sofipo (and as a future bank), Nu Mexico is required to implement robust compliance frameworks and internal controls to ensure adherence to applicable regulations and safeguard the institution’s integrity. Key requirements include:

●	Corporate Governance: Establishing governance structures with clear roles and responsibilities to oversee operations effectively.
●	Risk Management: Implementing comprehensive risk management systems to identify, assess, and mitigate potential risks.
●	Internal Audits: Conducting regular internal audits to evaluate the effectiveness of internal controls and compliance procedures.

Form 20-F | 2025	71

These measures are designed to promote transparency, accountability, and sound management practices.

Internal Auditing

Internal auditing is a critical component in evaluating and improving the effectiveness of governance, risk management, and control processes. Mexican regulations require financial institutions to maintain control measures that include evaluations by internal auditing areas or independent external audits to assess compliance with anti-money laundering provisions.

Independent Auditors and Audit Committee

Pursuant to secondary regulations issued by the CNBV, Sofipos and banks must hire an independent auditor firm that meets the eligibility requirements set forth in such regulations, such as independence and CNBV-issued certification. Our independent auditors provide an objective assessment of the financial statements of the Mexican entity.

Anti-Money Laundering

Sofipos and banks must comply with stringent AML regulations to prevent financial crimes, as set forth in the LACP and LIC, respectively, and in secondary regulations issued by the SHCP. Such obligations include:

●	Customer Due Diligence (CDD): Verifying the identity of clients and understanding the nature of their activities.
●	Transaction Monitoring: Implementing systems to detect and report suspicious transactions.
●	Reporting Requirements: Submitting reports on large or unusual transactions to the relevant authorities.

Additionally, the LFPIORPI mandates that commercial entities establish internal controls to prevent and detect money laundering, and provides that financial entities such as Nu Mexico are subject to the special rules mentioned above. This includes conducting regular audits, implementing automated systems, and adopting a risk-based approach to monitor transactions effectively.

Politically Exposed Persons

Politically Exposed Persons (PEPs) are individuals who hold or have held prominent public positions and may present higher risks due to potential involvement in corruption or money laundering. Mexican regulations require financial institutions to implement enhanced due diligence measures when establishing business relationships with PEPs, including obtaining senior management approval, verifying the source of funds, and conducting ongoing monitoring of the relationship to detect unusual transactions.

Punitive Sanctions

Non-compliance with Mexican regulatory requirements may result in punitive sanctions, including fines, restrictions on operations, or revocation of licenses. The LFPIORPI outlines various sanctions for entities that fail to comply with anti-money laundering obligations, emphasizing the importance of adherence to legal standards.

Fraud Prevention in Payment Services

Financial institutions must comply with fraud prevention requirements. Banxico’s regulatory framework requires that the use of credit and debit cards be protected by authentication and certification requirements to prevent fraud. The CNBV requires that Sofipos, among others, notify clients of irregular or suspicious activities, and implement identification mechanisms, and other processes to detect, prevent and remediate irregular transactions and fraud.

Form 20-F | 2025	72

Banks and Sofipos are also required to have a fraud prevention plan that complies with the CNBV’s regulations, including appointing a fraud officer, allowing customers to define transaction limits, and establishing preventive and reactive fraud controls.

Ombudsman

An ombudsman acts as an impartial intermediary between an institution and its customers or employees, addressing complaints and resolving disputes. Establishing an ombudsman function demonstrates the institution’s commitment to accountability and fair treatment, enhancing trust and credibility among stakeholders.

Banks and Sofipos are required to have a consumer attention unit to receive claims and address customer concerns.

Whistleblowing Hotline

Sofipos do not have an explicit regulatory obligation to establish a whistleblowing channel for reporting irregularities or misconduct. However, implementing such channels is considered a best practice in corporate integrity, corruption prevention, and ethical compliance. Banks, by contrast, are required by the CNBV’s regulations to establish and operate a whistleblowing channel.

Condusef requires financial institutions to provide the necessary information for supervision, customer service, and dispute resolution. Although these provisions mainly focus on consumer protection, they reflect the importance of having adequate mechanisms for receiving and managing complaints and reports.

Nu México maintains a mandatory internal whistleblower system set forth in its Code of Conduct available and applicable to all employees. Employees are trained and encouraged to use the system if they detect any conduct that could breach regulations.

Consumer Protection Laws

Consumer protection in the financial services sector is supported by a robust legal framework that guarantees consumer rights and promotes transparent and fair practices by financial institutions. The main applicable regulations are:

●	Law for the Protection and Defense of Financial Services Users: Protects and defends the rights and interests of the general public using financial services provided by authorized institutions. It establishes the organization, procedures, and operation of Condusef, which is responsible for assisting users in resolving complaints and claims against financial institutions.
●	Law for Transparency and Regulation of Financial Services: Promotes transparency in financial operations and services, and regulates the fees and interest rates that financial institutions may charge.
●	Federal Consumer Protection Law: Although of general application, this law also addresses the protection of consumers in the financial sector, complementing the sector-specific provisions.

Data Protection, Privacy, and Taxes

E-Commerce and Consumer Protection

The regulatory landscape governing e-commerce, data protection, taxation, and consumer protection is comprehensive, aiming to foster digital commerce while safeguarding consumer rights and ensuring compliance with fiscal obligations. In April 1998, the Organization for Economic Cooperation and Development (“OECD”), through its Consumer Policy Committee, recommended that governments, suppliers, consumers, and their representatives adhere to guidelines for the formulation and implementation of self-regulatory schemes for consumer protection in e-commerce.

Form 20-F | 2025	73

Taxation of Digital Services

Mexican authorities have implemented tax regulations to ensure that digital platforms comply with fiscal obligations. Beginning with reforms enacted in 2020, digital platforms are obliged to act as intermediaries in tax collection, enhancing compliance with Mexican tax regulations.

Data Privacy and Protection

The protection of personal data is mainly regulated by the Federal Law on Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares, or LFPDPPP) and its implementing Regulations, which establish the principles and obligations applicable to individuals and entities acting as data controllers or processors. The LFPDPPP is based on principles such as lawfulness, consent, information, quality, purpose, loyalty, proportionality, and responsibility. It guarantees data subjects’ ARCO rights (Access, Rectification, Cancellation, and Opposition) and provides mechanisms for their enforcement. Non-compliance may result in significant financial penalties, depending on the severity of the violation and the type of data affected.

The LFPDPPP mandates that any transfer of personal data to foreign entities must ensure a level of protection equivalent to that provided under Mexican law. Before transferring data internationally,

businesses must obtain explicit consent from data subjects, specifying the purpose and destination of the transfer.

In the public sector, personal data protection is regulated by the General Law for Transparency and Access to Public Information, which applies to government entities. In specific industries, such as finance and telecommunications, additional regulations set specific requirements for data processing and security. In the financial sector, institutions must comply with CNBV guidelines establishing obligations for safeguarding client information and ensuring confidentiality in banking operations. Mexican legislation also includes provisions on international data transfers, requiring data controllers to implement appropriate security measures. In the digital context, although no specific law is dedicated to online data protection, the Federal Consumer Protection Law and the E-Commerce Law contain provisions on privacy and the processing of information on digital platforms.

Financial Secrecy

Sofipos and banks are required to adhere to strict confidentiality protocols concerning client information under the LACP, the LIC, the LFPDPPP, and secondary regulations issued by the CNBV. The obligation to maintain the confidentiality of deposits and other transactions is a fundamental aspect of the financial system. Disclosure of such information is permitted only under specific circumstances, such as with the explicit consent of the client or upon request by competent authorities.

Form 20-F | 2025	74

Cybersecurity

Banxico and the CNBV have implemented measures to enhance cybersecurity within the financial sector. In November 2017, the National Cybersecurity Strategy was established, followed by coordination agreements in May 2018 to reinforce information security across financial entities. In June 2018, principles were issued to strengthen information security in the financial system. These measures require financial entities to develop and implement a mandatory information security internal control system to ensure the confidentiality, integrity and availability of information. Specific requirements include assessing the adequacy and sufficiency of proprietary and third-party infrastructure, implementing logical and physical network segregation of networks, conducting periodic vulnerability and penetration, appointing a chief information security officer and maintaining incident response plans.

Environmental Accountability

Mexico’s Constitution mandates that any individual or entity causing environmental harm is subject to administrative and criminal sanctions and is obligated to repair the resulting damages. The National Environmental Policy outlines the framework for environmental protection, and financial institutions, including Sofipos and banks, may be considered indirect contributors to environmental harm. Consequently, they may be held accountable across administrative, civil, and criminal domains. Civil liability entails strict and joint responsibility, obligating all involved parties to address the environmental degradation caused. Criminal liability applies when intentional or negligent actions result in environmental harm.

Virtual Assets and Virtual Asset Service Providers

Mexico lacks a comprehensive framework for virtual assets.

Virtual Assets ("Vas”) and Virtual Asset Service Providers (“VASPs”) are primarily governed by the Law to Regulate Financial Technology Institutions, commonly known as the Fintech Law, enacted in March 2018. This legislation establishes the legal framework for entities engaging in activities involving virtual assets, aiming to promote financial innovation while ensuring consumer protection and financial stability.

The Fintech Law defines a virtual asset as a representation of value electronically registered and used among the public as a means of payment for all types of legal acts, whose transfer can only be carried out through electronic means. Entities that offer services related to the use, exchange, and custody of virtual assets are considered VASPs.

Financial institutions, including banks and fintech companies, must obtain authorization from Banxico to operate with virtual assets. Banxico has issued Circular 4/2019, which outlines the authorization process for virtual assets that financial institutions may handle and sets forth the terms, conditions, and restrictions applicable to their operations. These measures are designed to mitigate risks associated with money laundering and terrorist financing. To date, Banxico has not authorized any specific virtual asset.

With respect to commercial companies and individuals, VAs are regulated by the Federal Law for the Identification and Prevention of Transactions with Assets with Illicit Origin.

Recent Developments in Mexico

Payroll Loans (Crédito Asociado a la Nómina)

Banxico issued an amendment to the payroll loan system, which was originally incorporated into regulations in October 2018, but whose implementation has been suspended since then. Under this amendment, the system will become effective and mandatory in June 2027. This system is intended to allow borrowers to contract payroll loans that are then automatically collected from their payroll accounts, regardless of the bank in which those accounts are held (even if the customer changes the bank holding the payroll account).

Form 20-F | 2025	75

Colombia

Our Regulatory Position

Regulatory Framework for Colombian Financial Institutions

The Colombian financial system is composed of various types of financial institutions, which are primarily categorized into credit establishments, financial services entities, and other financial institutions. These entities are regulated and supervised by the Superintendency of Finance (Superintendencia Financiera de Colombia or SFC), which ensures the stability, safety, and confidence in the financial system.

Principal Laws, Decrees and Regulations

The regulatory framework for financial institutions in Colombia is primarily governed by the Estatuto Orgánico del Sistema Financiero (Decree 663 of 1993), which establishes the operational, prudential, and supervisory requirements for financial entities. This decree is complemented by several other laws and decrees, including:

•	Law 964 of 2005: Known as the Securities Market Law, it established norms for the management, utilization, and investment of resources captured from the public through securities.
•	Law 1328 of 2009: This law introduced financial consumer protection regulations, including rights and obligations, the Financial Consumer Attention System (SAC), and the provision of information to consumers.
•	Decree 2555 of 2010: This decree consolidates financial regulations related to credit operations, portfolio management, investment services, and risk management, establishing the core regulatory framework for financial institutions.
•	External Circulars 029 of 2014 (Circular Básica Jurídica, “CBJ”) and 100 of 1995 (Circular Básica Contable y Financiera, “CBCF”): Compile the rules and regulations issued by the SFC that apply to financial institutions and other entities under its supervision.
•	Circular Reglamentaria Externa DSP-465 from the Banco de la República, under which Colombian instant payments are regulated.

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

The Presidential responsibility for the inspection, surveillance and control of financial entities is exercised through the SFC, which is the sole supervisor of the financial sector in Colombia (article 11.2.1.3.1 of the Presidential Decree 2555 of 2010). The SFC is a technical body under the Ministry of Finance, with legal representation, administrative and financial autonomy. The SFC supervises the financial system to preserve its stability, safety and confidence, as well as organizes and develops the Colombian capital markets, protecting investors, depositors and insurance policy holders.

Form 20-F | 2025	76

Key Interest Rates

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate ("interés bancario corriente" or "IBC"), certified and calculated by the SFC as the weighted average rate of interest ordinarily charged by banks for loans made during a specified period. The certification process is carried out for the following credit portfolios: consumer and ordinary; low amounts; and microcredit (which is divided into five different loan modalities).

The preliminary certified IBC rates for January 2026 are: (i) 24.36% for consumer and ordinary loans, (ii) 68.85.% for low amount loans, and (iii) an average of 57.00% for the five microcredit categories.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions are broadly aligned with the Basel III framework and are established in Decree 2555 of 2010. Under this regulation, financial institutions must maintain a minimum total solvency ratio (Capital Adequacy Ratio) of 9% of risk-weighted assets. In addition, institutions are required to comply with a minimum Basic Solvency ratio of 4.5% (equivalent to Common Equity Tier 1 - CET1), a minimum Additional Basic Solvency ratio of 6% (equivalent to the Tier 1 capital ratio), and a capital conservation buffer of 1.5%. The regulation also contemplates a capital buffer for systemically important institutions; however, this requirement does not currently apply to Nu Colombia.

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

Regulatory Capital

Regulatory Capital (Patrimonio Técnico) is calculated as the sum of Common Equity Tier One Capital (CET1), Additional Tier One Capital (AT1), and Tier Two Capital (T2). The SFC must review and approve whether a given instrument qualifies as CET1, AT1, or T2.

Solvency Ratios

The Capital Adequacy Ratio (Total Solvency) must be maintained at a minimum of 9% of the financial institution's total risk-weighted assets. In addition, institutions must comply with the following requirements:

•	A minimum Basic Solvency ratio of 4.5%, defined as Common Equity Tier 1 (CET1) capital after deductions divided by total risk-weighted assets and off-balance sheet items.
•	A minimum Additional Basic Solvency ratio of 6%, equivalent to the Tier 1 capital ratio.

Form 20-F | 2025	77

•	A capital conservation buffer of 1.5%.
•	A buffer for systemically important institutions of 1%.

The combined buffer corresponds to the sum of the applicable capital buffers.

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

Form 20-F | 2025	78

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

Shareholding Composition

Credit Institutions are organized stock companies ("sociedad anónima") and must have a minimum of five shareholders at all times. No single shareholder may own 95% or more of the Compañía de Financiamiento subscribed capital stock. Transactions resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution are subject to prior authorization by the SFC.

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

Form 20-F | 2025	79

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

Anti-Corruption and Related Regulations

Colombian financial institutions are also subject to laws governing anti-corruption and transparency, including Law 1474 of 2011 (Anti-Corruption Statute), Law 190 of 1995 (Anti-Corruption and Transparency Statute), and Law 2195 of 2022, which strengthen the framework for the prevention, investigation, and sanctioning of corrupt practices in both the public and private sectors.

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

Form 20-F | 2025	80

Instant Payments System

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

The system, named “Bre-B”, has been operational since the second half of 2025, allowing users to make instant transfers between different financial entities via unique identifiers or "keys" linked to their accounts. These keys can be a national ID number, mobile number, email address, or an alphanumeric code provided by the bank. Users can register multiple keys for their accounts, facilitating easy and secure transactions without needing to share account numbers.

Bre-B is expected to revolutionize digital payments in Colombia, providing a secure, efficient, and inclusive platform for instant money transfers, available 24/7 and significantly advancing the country's digitalization efforts and financial inclusion.

Other Countries

We also have information technology and business support operations in Uruguay and the United States.

For more information regarding the laws and regulations applicable to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation.”

C.       Organizational Structure

Our group is currently composed of 46 entities, including Nu Holdings Ltd. and our 45 subsidiaries, 18 of which are incorporated in Brazil and the remainder in other countries. Our significant subsidiaries and a summary of their operations are as follows:

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

Form 20-F | 2025	81

Nu Financeira S.A. – SCFI, or “Nu Financeira”

Nu Financeira, our 100%-owned indirect subsidiary organized in Brazil, was launched in February 2019 and offers personal loans as its main product. Nu Financeira is a regulated financial institution under Brazilian law and is authorized to operate in such capacity by the Central Bank of Brazil.

Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários, or “Nu Investimentos”

Nu Investimentos, our 100%-owned indirect subsidiary organized in Brazil, is engaged in digital investment platform and operates as a regulated broker dealer under the oversight of the Central Bank of Brazil.

Nu México Financiera, S.A. de C.V., S.F.P. (Nubank, S.A. Institución de Banca Múltiple), or “Nu Mexico Financiera”

Nu Financiera, our 99.9%-owned indirect subsidiary organized in Mexico, acquired in September 2021, is engaged in the issuance and administration of credit cards and payment transfers through a savings account. Nu Financiera is a regulated financial institution under Mexico law, sociedad financiera popular, and is authorized to operate in such capacity by the CNBV. Nu Mexico has requested and obtained an authorization to transform into a bank, subject to the condition of obtaining authorization to start operations as a bank by the CNBV; therefore, while the corporate name was changed to Nubank, S.A., Institución de banca múltiple, at this time it remains subject to the supervision of the CNBV as a sociedad financiera popular, and will remain so until, and if, it receives authorization to operate as a bank.

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

A simplified organizational chart showing our corporate structure is set forth below.

1.	Internet – Fundo de Investimento em Participações Multiestratégia, FIP Internet, Nu Pagamentos S.A. – Instituição de Pagamento, Nu Asset Management Ltda., NuPay for Business Instituição de Pagamento Ltda., Nu Brasil Tecnologia Ltda., Nu Brasil Serviços Ltda., Nu Crypto Ltda., Nu Commerce Ltda., Nu Canais Ltda., Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, Nu Investimentos - Corretora de Títulos e Valores Imobiliários S.A., Nu Corretora de Seguros Ltda., Instituto Nu, Olivia AI do Brasil Participações Ltda., Olivia AI do Brasil – Instituição de Pagamento Ltda., PROVU Serviços de Administração e Correspondente Bancários S.A., Nu Brasil Holding Financeira Ltda., Vérios Gestão de Recursos Ltda.
2.	Nu subsidiaries organized in Colombia consist of Nu Global Colombia S.A.S and Nu Colombia Compañía de Financiamiento S.A.
3.	Nu subsidiaries organized in Mexico consist of Nu BN México, S.A. de C.V., Nu BN Servicios México, S.A. de C.V., Nu BN Tecnologia, S.A. de C.V and Nu México Financiera, S.A. de C.V., SOFIPO (Nubank, S.A. Institución de Banca Múltiple).
4.	Nu subsidiaries organized in Uruguay consist of Nu Tecnologia S.A., Nu Plat, S.A. and Nu Uruguay Investments S.A.
5.	Nu subsidiaries organized in the United States consist of Nu 1-B LLC, Nu 2-B LLC, Nu 3-B LLC, Nu 1-A LLC, Nu 2-A LLC, Nu 3-A LLC, Nu United States LLC (formerly HelenOT, LLC, - effective on April 9th, 2026) -, Nu MX LLC, Nu North America, Inc, and Olivia AI Inc.

For more details about our organization structure please refer to “Item 4. Information on the Company—A. History and Development of the Company,” “Exhibit 8.1 – List of Subsidiaries” to this annual report on form 20-F and Note 3—Basis of Consolidation” to our consolidated financial statements.

Form 20-F | 2025	82

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

As of December 31, 2025, we did not own any Brazil-issued patents or registered copyrights. However, we filed a patent application on May 10, 2021 for the ultraviolet card feature before the United States Patent and Trademark Office (“USPTO”) and the Patent Cooperation Treaty system, which was granted by the USPTO on January 25, 2022. Moreover, on May 11, 2022, we filed a patent application for NuTap, a feature that allows the merchant to receive the payment from their phone instead of using a bank card machine, before the USPTO, which is still analyzing our request. Also, we own a number of trademarks in Brazil, Mexico, Colombia, United States and several other countries including Nu, NUBANK and its variations, and other valuable trademarks and logos covering various brands, products and services, including credit card, account, insurance and other services provided by Nu. In October 2024, Nubank received the “highly-renowned” brand status in Brazil from INPI, Brazil's local authority in Industrial Property. This means the brand NUBANK has a broader protection and exclusivity across all classes and market segments. This status is also recognized by the World Intellectual Property Organization (WIPO) which favors highly-renowned brands in intellectual property disputes and expansion. On May 14, 2024, the USPTO granted our registration for the trademark “Nu” in the United States. On March 23, 2021, the USPTO also granted our registration for the trademark “NUBANK” in class 36 (financial services), on February 13, 2024, also in classes 09 (Computer software applications enabling banking customers to access online banking systems) and 35 (Commercial information and advice for consumers; Billing services in the field of credit and financial services products), and on February 6, 2024, in class 42 (Providing online, non-downloadable computer software applications enabling banking customers to access online banking systems), all in the United States.

Form 20-F | 2025	83

We also own a number of domain names registered in Brazil, including “nubank.com.br” and “nu.com.br”, and abroad in relevant jurisdictions such as Mexico, Colombia and United States, such as “nu.com", “nu.com.mx”, “nu.co” and “nu.com.co”.

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

Properties

Our main operational headquarters are located in the city of São Paulo, state of São Paulo, Brazil, which includes the majority of our product development, sales, marketing, and business operations. Our principal executive offices consist of approximately 111,912 square feet of space under a lease that expires in September 2030. We also have leased offices in several other locations, including in Mexico, Colombia, Uruguay and the United States, and believe our facilities are sufficient for our current needs. The table below sets forth additional information regarding our main offices in each country as of December 31, 2025:

Name of the Office	Location	Type	Ownership	Size (in sq. feet)
HQ1	São Paulo, Brazil	Office	Leased	111,912
HQ2	São Paulo, Brazil	Office	Leased	58,364
Spark,Vila Leopoldina	São Paulo, Brazil	Office	Leased	99,868
Mexico – SPEI 2 Coworking	Querétaro, Mexico	Office	Leased	108
Mexico - Work Polanco	CDMX, Mexico	Office	Leased	95,917
Spaces 80 Coworking	Bogota, Colombia	Office	Leased	23,301
Nu Palo Alto Coworking	Palo Alto, USA	Office	Leased	917
Nu North America	Durham, USA	Office	Leased	4,650
Nu Tecnología | Nu Uruguay Investments S.A.	Montevideu, UR	Office	Leased	886
Nu CHF Coworking	Zug, Switzerland	Office	Leased	323
Total				396,246

Form 20-F | 2025	84

As of December 31, 2025, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in all of the places where the Company and its subsidiaries operate. We assure that the service provided by these services agreements are suitable and adequate for our business as presently conducted; however, we periodically review our facilities requirements and the services provided by these services agreements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Item 4A. Unresolved staff comments

Not applicable.

Item 3. Key Information

A.	[Reserved.]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

A.	Risk Factors

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

Risks Relating to Our Business and Industry

●	Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand and image, including through effective marketing strategies, would harm our business, financial condition and results of operations.
●	Failure to successfully implement and improve our risk management policies, procedures and methods, including our credit risk management system, would materially and adversely affect our business, results of operations and financial condition.
●	Our international expansion efforts may not be successful, or may subject our business to increased risks.

Form 20-F | 2025	85

●	Our business is highly dependent on the proper functioning of information technology systems, particularly at scale. Any failure of these systems would disrupt our business and impair our ability to provide our services and products effectively to our customers.
●	We depend on data centers operated by third parties and third-party service providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.
●	Our use and provision of solutions powered by artificial intelligence could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

Risks Relating to Regulatory Matters and Litigation

●	We are subject to extensive regulation and regulatory and governmental oversight as a digital financial services platform and as a payment institution. Non-Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.
●	Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance, and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.
●	We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in laws and regulations could harm our business, financial condition or results of operations.
●	Changes in tax laws, incentives, benefits and regulations may adversely affect our financial condition and results of operations.

Risks Relating to the Countries in Which We Operate

●	Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and in the price of our Class A ordinary shares.
●	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Colombia and Mexico, which could have a material adverse effect on us.
●	Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm us and the price of our Class A ordinary shares. As Brazil approaches presidential elections scheduled for October 2026, uncertainty regarding the outcome of the elections and future economic and regulatory policies may further increase volatility in the market price of securities issued by Brazilian companies, including our securities, which may adversely affect our business.

Form 20-F | 2025	86

Risks Relating to Our Class A Ordinary Shares

●	An active trading market for our Class A ordinary shares may not be sustainable. If an active trading market is not maintained, you may not be able to sell your shares and you could lose a significant part of your investment.
●	Our founding shareholder and CEO David Vélez owns 88.3% of our outstanding Class B ordinary shares, which represents approximately 74.4% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.
●	We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Risks Relating to Intellectual Property, Privacy and Cybersecurity

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.
●	Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.
●	Claims by others that we infringe their proprietary technology or other rights could have a material and adverse effect on our business, financial condition and results of operations.

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

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand including due to, but not limited to, changes in the current regulatory framework that may prevent it from being used as it is currently used by us (see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Naming Regulations for Authorized Institutions in Brazil.”) or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new customers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

Form 20-F | 2025	87

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

We primarily use arbitrage based pricing models and extreme value methodologies to measure risk. Our risk measurement approach relies on historical data as well as market implied inputs, such as the implied volatilities and the implied interest rate term structure, depending on the nature of the risk being assessed. Although these methodologies are market standard for managing market risks, some may fail due to lack of liquidity of some assets or the behavior of risks inherent to some positions, which are particularly challenging to predict.

Because certain of our operating subsidiaries are financial or payments institutions, our business is also subject to inherent credit risk. An important feature of our credit risk management system is a range of credit score models that assess the particular risk profile of a customer for different credit facilities. As this process involves detailed analysis of a customer that takes into account both quantitative and qualitative factors, it is subject to error, and our internal risk models may not always be able to accurately predict the future credit risk of our customers or assign an accurate credit score, which may result in more exposure to higher credit risks than indicated by our risk management system. We also rely on certain publicly available customer credit information, information relating to credit agreements and other public sources to assess a customer’s creditworthiness. Due to limitations in the availability of information and the underdeveloped information infrastructure in the markets in which we operate, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot ensure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently determine our credit loss allowances may be materially adversely affected.

Relatedly, we are exposed to counterparty risk, which may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures or currency trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries. Many of the routine transactions we enter into expose us to significant risk in the event of default by one of our significant counterparties, although we do not currently face specific counterparty risk from concentration within our loan portfolio. If these risks give rise to losses, this could materially and adversely affect us. Separately, because we routinely transact with counterparties in the financial services industry, including brokers-dealers, commercial banks, investment banks and other institutional customers, defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry could lead to market-wide liquidity problems that could lead to substantial losses for our business.

Form 20-F | 2025	88

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

In October 2023, we applied for a banking license in Mexico, and in April 2025 we received regulatory approval to begin the conversion process into a multiple bank under the corporate name Nubank, S.A., Institución de Banca Múltiple, with the remaining steps being the testing of Nu Mexico’s systems and processes and, subsequently, the issuance of the Operation Authorization. The completion of the conversion process remains subject to the receipt of the required Operation Authorization, which we expect to occur in the following months.

Form 20-F | 2025	89

Nu México Financiera, S.A. de C.V., S.F.P. will change its name to Nubank, S.A., Institución de Banca Múltiple, but will continue to operate as a financial institution (subject to the Popular Savings and Credit Law), until the Operation Authorization has been obtained.

Despite our best efforts to obtain such license, the delay or even the failure to obtain it may significantly impact our expansion plans and may require us to reassess our strategies in Mexico. For further information on such license, see “Item 4. Information on the Company—B. Business Overview—Mexico."

On September 30, 2025, we filed an application to the Office of the Comptroller of the Currency (“OCC") to establish and operate a de novo national bank and, on January 29, 2026, we received preliminary conditional approval from the OCC. Final OCC approval is subject to a number of preopening requirements. In addition, we filed an application to the Federal Deposit Insurance Corporation (“FDIC") to obtain deposit insurance for Nubank, N.A. (In Organization) and plan to file related applications with the Federal Reserve. If all required regulatory approvals are received, Nubank, N.A. (In Organization) will be subject to the supervision, regulation and examination by the OCC, and we, as the parent company of Nubank, N.A. (In Organization), will be subject to the supervision, regulation and examination by the Federal Reserve. As a result, we would be subject to new and heightened examination and reporting requirements that may increase our costs of operations and compliance. See also “—If all regulatory approvals are received to establish and operate a national bank in the United States, we will become subject to additional supervision, regulation and compliance obligations in the United States, which may increase our costs and operational complexity and could adversely affect our business, financial condition and results of operations.” For further information on such license, see “Item 4. Information on the Company—B. Business Overview—Recent Developments.”

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

Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:

●	increased licensing, regulatory and supervision requirements;
●	competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;
●	increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;
●	changes to the way we do business as compared with our current operations;
●	a lack of acceptance of our products and services;
●	the ability to support and integrate with local third-party service providers;

Form 20-F | 2025	90

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, language, laws and customs;
●	difficulties in recruiting and retaining qualified employees and maintaining our company culture;
●	increased travel, infrastructure and legal and compliance costs;
●	compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;
●	compliance with complex and potentially conflicting and changing tax regimes;
●	potential tariffs, sanctions, fines or other trade restrictions;
●	exchange rate exposure;
●	increased exposure to public health issues such as pandemics, and related industry and governmental actions to address these issues; and
●	regional economic and political instability, such as the ongoing war between Russia and the Ukraine, the uncertainty following the ceasefire agreement in the Gaza Strip, the recent U.S. and Israel airstrikes in Iran, increasing tensions among Middle Eastern countries, and the current instability in Venezuela.

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

Form 20-F | 2025	91

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions across numerous and diverse markets and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses. See “—We depend on data centers operated by third parties and third-party internet service providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

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

We depend on data centers operated by third parties and internet service providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires the ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. We primarily serve our customers from third-party data center hosting facilities, which we rely on to operate certain aspects of our products and services, and we depend on third-party Internet service providers for continuous and uninterrupted access to the Internet to operate our business. Any disruption of or interference with our use of such services would impair our ability to deliver our products and services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and harm to our business. Further, we have designed our products, services, and computer systems to rely on data processing, storage, and other services. As such, we cannot easily switch our operations to another on similar terms cloud provider, so any disruption of or interference with our use of such providers’ services would increase our operating costs and could materially and adversely affect our business, financial condition and results of operations.

Form 20-F | 2025	92

While we maintain oversight of our third-party data center hosting facilities and Internet service providers, such third parties are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and such third-parties do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. These third-party providers may experience website disruptions, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, computer viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. In particular, we do not control the operation of the third-party data center hosting facilities, and such facilities are vulnerable to damage or interruption from human error, intentional bad acts, power loss, hardware failures, telecommunications failures, improper operation, unauthorized entry, data loss, power loss, cyberattacks, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes, natural disasters or similar catastrophic events. They also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or terminate our hosting arrangement or other unanticipated problems could result in lengthy interruptions in the delivery of our solutions, cause system interruptions, prevent our customers from accessing their accounts online, reputational harm and loss of critical data, prevent us from supporting our solutions or cause us to incur additional expense in arranging for new facilities and support.

If we lose the services of one or more of our Internet service providers for any reason or if their services are disrupted, for example due to computer viruses or denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our solutions and adverse perception of our solutions’ reliability, or we could be required to retain the services of replacement providers, which could increase our operating costs and materially and adversely affect our business, financial condition and results of operations.

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

Form 20-F | 2025	93

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

Risks arising from changes in credit quality and the recoverability of amounts due from counterparties are inherent in our businesses, in particular our customer credit card, lending and SME businesses. We expect the amount of reported non-performing loans to increase in the future on an absolute basis as a result of the expected growth in our total loan portfolio, the credit quality of which may turn out to be worse than anticipated. The amount of reported non-performing loans may also increase due to factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties due to a general deterioration in economic conditions in the markets in which we operate.

Our provisions for credit losses are based on the current assessments and expectations concerning factors affecting the quality of our portfolios. These factors include, among other things, our borrowers’ financial condition, macroeconomic expectations, government macroeconomic policies, interest rates and the legal and regulatory environment. Although we have several controls in place to monitor provisions adequacy, part of these factors are beyond our control and there is no infallible method for predicting credit losses, we cannot guarantee that our current or future reserves for credit losses will be sufficient to cover actual losses. If our expectations concerning these factors differ from actual developments, if the quality of our total loan portfolio deteriorates beyond expectations, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses, which may adversely affect our financial condition.

We depend on key management, as well as our experienced and capable employees, and failure to attract, motivate and retain our employees could harm our ability to maintain and grow our business.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. Our future success is dependent upon the continued service of our executives and other key employees, and in particular our founding shareholder, chairman and chief executive officer David Vélez. If we lose the services of a member of management or a key employee, we may not be able to promptly locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could disrupt our business and growth.

To maintain and grow our business, we will need to identify, attract, hire, develop, motivate and retain highly skilled employees, which requires significant time, expense and effort. Competition for highly skilled personnel is intense, particularly in our industry, and many of our competitors and other technology companies continue to offer fully remote or more flexible hybrid arrangements. Employees and prospective hires who prefer greater flexibility may choose to work for competitors or other companies that offer more accommodating work arrangements, which could increase our voluntary attrition rates and make recruitment more difficult and costly. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may not realize returns on these investments. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires, fail to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

Form 20-F | 2025	94

Furthermore, our international expansion and our business in general may be affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring process or projects involving personnel who are not citizens of the country where their work is to be performed. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives could be adversely affected, and our business and growth prospects could be harmed.

If we fail to manage our growth effectively, our business would be harmed.

We have experienced and expect in the near term to continue to experience rapid growth. For instance, our total revenue increased by 37%, reaching US$15,774.7 million in 2025 from US$11,517.1 million in 2024. The number of our full-time employees increased by 15%, reaching 10,027 on December 31, 2025, compared to 8,716 on December 31, 2024. Nevertheless, our growth has placed and will continue to place significant demands on our administrative, operational and financial resources. Our ability to effectively manage our growth will depend on a number of factors, including our ability to:

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

Form 20-F | 2025	95

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

The commercial success of our consumer technology platform has depended and may continue to depend in part on the success of our credit card business. We have historically derived a significant portion of our revenue from (i) the credit and prepaid cards fees we collect when a customer uses a Nu credit or prepaid card to make a purchase and (ii) the interest rates we receive from the financing or revolving of Nu credit card balance by our customers. In the year ended December 31, 2025, our income from credit and prepaid cards fees and from interest related to credit card accounted for 10.9% and 29.1% of our revenue, respectively (12.0% and 33.0% in the year ended December 31, 2024). While we expect our revenue concentration to decline in the future as we expand our suite of products and services, our efforts to diversify our revenue sources, such as new products and regional diversification, may not be successful and our reliance on credit card-related revenue may increase. Further, our revenue would be significantly harmed if we were to lose all or a substantial portion of our credit card business, whether due to loss of customers, regulatory or legislative developments or otherwise. In particular, our revenue would be harmed if the credit and prepaid card fees that we collect or the interest rates that we charge become capped by regulators (or, in markets in which regulatory caps already exist, if such caps were reduced). Please see “—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil, the Ministry of Finance and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.”

Further, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Brazilian Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,567, which amended Decree No. 11,150 and was published and valid from June 20, 2023, established a “base minimum” (“mínimo existencial”) of R$ 600.0 for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt. According to the decree, this rate corresponds to the salary value that must be preserved when indebted people negotiate payment of these debts with financial institutions.

Form 20-F | 2025	96

This regulatory framework and the review of the “existential minimum” value may contribute to driving customers and potential customers away from our credit portfolio, which could adversely impact our business, financial condition and results of operations. For more information, see “—A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general would have a materially adverse effect on our business, financial condition and results of operations.”

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

Form 20-F | 2025	97

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

Form 20-F | 2025	98

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

The use of AI by us and others, in some instances, may lead to data breaches and cybersecurity incidents impacting users' personal information. Such occurrences could damage our reputation and expose us to legal or regulatory risks, especially concerning intellectual property, privacy, and other rights.

For further information on risks related to our use of artificial intelligence, see also “—As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.”

Form 20-F | 2025	99

We are dependent on third-party service providers in our operations, any failure of a third-party service provider could disrupt our operations.

We utilize numerous third-party service providers in our operations, including payments, credit and prepaid cards transaction processing, back office and business process support, information technology production and support, Internet connections, network access and cloud computing. For example, our credit and prepaid cards transaction authorization is provided by Mastercard, our infrastructure services and connection to the National Brazilian Financial System Network, or “RSFN,” depends on the infrastructure of Market Telecommunications Network (Rede de Telecomunicações para o Mercado Ltda.), or “RTM,” a datacenter and link provider, our cloud data processing and storage services and, separately, our datacenter infrastructure services are both provided by third-party service providers, among other third-party service providers on which we rely for the continuity of our business. A failure by a third-party service provider could expose us to an inability to provide contractual services to our customers in a timely manner. Additionally, if a third-party service provider is unable to provide these services, we may incur significant costs to either internalize some of these services or find a suitable alternative. Significantly, certain third-party service providers, including Mastercard, are the sole source or one of a limited number of sources of the services they provide for us. It would be difficult and disruptive for us to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business and operations likely would be materially adversely affected. Further, any failure in the performance of our due diligence processes and controls related to the supervision and oversight of these third parties in detecting and addressing conflicts of interest, fraudulent activity, data breaches and cyber-attacks, noncompliance with relevant securities and other laws could cause us to suffer financial loss, regulatory sanctions or damage to our reputation.

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

We serve our customers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business. See “—We depend on data centers operated by third parties and third-party service providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

Form 20-F | 2025	100

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

We could fail to maintain effective internal controls over financial reporting, and thus be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Our internal controls are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements. As of year-end, management concluded that our internal control over financial reporting was effective in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). However, due to inherent limitations in any system of internal control over financial reporting, we cannot assure that significant deficiencies or material weaknesses will not be identified in the future. In addition, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with SOX. For further information see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.”

If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud.Such events would likely undermine investor confidence in our reported financial information, harm our access to capital markets, negatively impact our results of operations, and lead to a decline in the trading price of our Class A common shares.Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions.

We are subject to the SOX, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under current SEC rules, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness, including in accordance with auditing standards issued by the Public Company Accounting Oversight Board (“PCAOB”). Our testing may in the future reveal deficiencies in our internal controls that are deemed to be significant deficiencies or material weaknesses and render our internal controls over financial reporting ineffective. If we or our management identify material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities, as well as litigation.

Form 20-F | 2025	101

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

We have been profitable since the fiscal year ended December 31, 2023, after incurring losses in earlier periods. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to maintain and/or increase profitability. In addition, we intend to expand our customer base, and continue to invest in developing products and services that we believe will improve the experiences of our customers and therefore improve our long-term results of operations. However, customer acquisition could cause us to incur losses in the short term because a material portion of the costs associated with new customers are generally incurred up front, while revenue is uncertain and mostly recognized thereafter as customers make interest payments and utilize our services. Likewise, improvements in products and services have and will continue to cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which could materially and adversely affect our business. If any of these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may incur losses in the future.

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

Form 20-F | 2025	102

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

As part of our suite of products and services, we enable our customers in Brazil to purchase and sell certain crypto assets in our platform (NuCrypto). Any failure by us or our partners to maintain the necessary controls or to manage crypto assets and funds appropriately and in compliance with applicable regulatory requirements and cybersecurity considerations could result in potential loss of cryptocurrencies, reputational harm, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. The significant regulatory uncertainty regarding crypto assets and crypto trading platforms may restrict, limit, regulate in excessive and burdensome manner the investment in crypto assets or prohibit the use of such assets and/or related transactions in different jurisdictions, which could adversely affect our activities, the manner in which we currently conduct some aspects of our business and, as a result, our financial condition, results of operations and the market price of our Class A ordinary shares. Consequently, we are subject to potential litigation from clients who may lose their investments in cryptocurrency due to market volatility, or as a result of operational failures and from the uncertain regulatory landscape.

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

In late 2025, the Central Bank of Brazil concluded its regulatory rulemaking process for the crypto sector, following the completion of Public Consultations No. 97, 109, 110, and 111. This culminated in the publication of BCB Resolutions No. 519, 520, and 521, which collectively establish the definitive regulatory framework for Virtual Asset Service Providers (VASPs). Effective as of February 2, 2026, these regulations introduce mandatory licensing requirements, classifying entities into three modalities: intermediary, custodian, and virtual asset broker. The framework imposes strict standards for governance, minimum capital, asset segregation, and cybersecurity. Furthermore, Resolution No. 521 integrates virtual asset operations into the foreign exchange market regulation, mandating specific reporting for cross-border transactions and identification of self-custody wallet holders, with full reporting obligations beginning in May 2026.

Form 20-F | 2025	103

This established regulatory framework significantly impacts our operations by formalizing compliance and oversight mechanisms. We are subject to a 270-day transition period from February 2, 2026, to apply for the necessary authorizations and align our internal processes, including anti-money laundering (AML/CFT) controls and reporting systems, with the BCB’s requirements. While these regulations provide greater legal certainty and enhance the integrity of the Brazilian financial system, they also increase our operational costs and regulatory burden. Any failure to obtain timely authorization or to comply with the stringent reporting and operational rules could lead to administrative penalties, fines, or the suspension of our ability to offer crypto-related services in Brazil. For a detailed discussion of these requirements, please refer to the section “Recent Developments in Brazil—Regulatory Framework for Virtual Assets.”

Real or perceived inaccuracies in our key operating metrics may harm our reputation, results of operations and financial condition.

We track certain key operating metrics such as number of customers, monthly active customers, activity rate, purchase volume, deposits, interest-earning portfolio, monthly ARPAC and monthly average cost to serve per customer, among other metrics, which are not independently verified by any third party. While the metrics presented in this annual report are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

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

Form 20-F | 2025	104

Fraud could have a material adverse effect on our business, financial condition and results of operations.

We offer products and services to a large number of customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are legitimate. When our products and services are used to process illegitimate transactions and we settle those funds, we are unable to recover them, suffer losses and incur liabilities. These types of illegitimate transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud and/or money laundering would increase our liability, and could have a material adverse effect on our business, financial condition and results of operations.

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

Form 20-F | 2025	105

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

Form 20-F | 2025	106

Any acquisition, partnership or joint venture that we make or enter into could disrupt our business and harm our financial condition and results of operations.

As part of our growth strategy, we intend to continue to evaluate opportunities to acquire, invest or form partnerships or joint ventures with businesses, technologies, services and products as such opportunities arise. For more information on our acquisitions, investments, partnerships, or joint ventures, see “Item 5. Operating and financial review and prospects—A. Operating Results—Acquisitions, investments, new lines of business and other developments.” We have entered and may enter into other strategic transactions or arrangements in the future. We may not, however, be able to identify appropriate acquisition, investment, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to successfully negotiate or finance such future acquisitions, investments, partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of investing in or partnering with other businesses or integrating an acquired business, technology, service or product into our business may divert management’s attention from our core business, and may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.

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

Form 20-F | 2025	107

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

Specifically, we face competition in the consumer credit, investment, payments and insurance segments. Our main competitors in the Brazilian consumer credit space include Itaú Unibanco S.A., Banco Bradesco S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Banco do Brasil S.A. In the Brazilian investment segment, in addition to certain of our competitors in the consumer credit space, our main competitors include Banco BTG Pactual S.A., Banco Inter S.A., Banco C6 S.A. and XP Inc. In the Brazilian payments space, in addition to certain of our competitors in the consumer credit and investment spaces, we face competition from MercadoPago Instituição de Pagamento Ltda., PicPay Instituição de Pagamento S.A., PagSeguro Digital Ltd. and StoneCo Ltd., among others. In addition to existing competition, new competitors may enter the market or existing competitors may offer new or expand existing products or services.

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

Form 20-F | 2025	108

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

Financial instruments, including derivative instruments, securities, cash and cash equivalents that are substantially composed of securities and compulsory and other deposits at central banks represented 54.7% and 55.0% of our total assets as of December 31, 2025 and 2024, respectively. Any realized or unrealized future gains or losses from our investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or assess the fair value of investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in interest rates and interest rates instead increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future, and any losses on our securities and derivative financial instruments could materially and adversely affect our income and financial condition. In addition, any decrease in the value of our investment and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

Form 20-F | 2025	109

Liquidity and funding risks are inherent in our business. Because our principal sources of funds are short-term deposits, a sudden shortage of funds would heighten our liquidity risk and increase our costs of funding.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they become due or can secure them only at excessive cost. This risk is inherent in our business and can be heightened by a number of factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Constraints in the supply of liquidity, including but not limited to interbank lending, can materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

We currently rely primarily on retail deposits as our main source of funding. As of December 31, 2025, we had US$41.9 billion of deposits, 92.5% of which were payable on demand, while we had US$31.4 billion of cash and cash equivalents and securities, composed substantially of liquid government bonds, and US$9.5 billion in compulsory and other deposits at central banks. The ongoing availability of funding through retail deposits is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy, in the financial services industry and in us, the availability and extent of deposit guarantees and competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals that we experience in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. This would have a material adverse effect on our results of operations, financial condition and prospects.

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

Our ability to manage our funding base may also be affected by changes in regulation, including the compulsory reserve requirements applicable to our operating subsidiaries in Brazil. For more information on Brazil’s compulsory reserve requirements, see “Item 3— Risks Relating to Regulatory Matters and Litigation — Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.”

Form 20-F | 2025	110

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

In addition, government actions to control inflation in the countries in which we operate have often involved, among other measures, increases or decreases in interest rates, which directly impact our business. Part of our total revenue consists of interest income on credit card receivables (revolving and refinanced credit card balances) and loans, which is calculated using the effective interest method, which allocates basic interest rate and direct and incremental fees and costs over the expected lives of the assets. As of December 31, 2025, total interest income and gains net of losses on financial instruments was US$13,434.7 million, an increase of US$3,803.7 million, or 39.5%, from US$9,631.0 million for the year ended December 31, 2024.

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

As of December 31, 2025, we had total indebtedness of US$4,427.4 million (comprising US$ 4,398.2 million in borrowings and financing and US$29.2 million in lease liabilities). Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Form 20-F | 2025	111

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

We rely on the Mastercard payment scheme to process our card transactions. If we fail to comply with the applicable requirements of the Mastercard payment scheme, Mastercard could seek to fine us, suspend us or terminate our registration, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on payment schemes to process our transactions, and a significant source of our revenue comes from processing transactions through the Mastercard payment scheme. We must pay a fee for this service, and from time to time, the payment schemes may increase the fees that they charge for each transaction using one of their cards, subject to certain limitations.

Form 20-F | 2025	112

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

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to develop new or enhanced services or products or to respond to competitive pressures, or to comply with regulatory capital adequacy requirements discussed in “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Prudential and Capital Requirements .” Such financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures, which would have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our Class A ordinary shares, and the market price of our Class A ordinary shares could decline. Any additional funds raised through debt financing will likely require our compliance with restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. A breach of any such covenant would likely result in a default under the applicable agreement, which, if not waived, could result in acceleration of the indebtedness outstanding.

Form 20-F | 2025	113

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

The laws, rules, and regulations that govern our business include those relating to deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, tax, anti-money laundering and terrorist financing and rules relating to unclaimed property. Specifically, we are subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a banking account in the countries where we operate, or if existing or new legislation or regulations applicable to financial institutions in the countries where we maintain a banking account were to result in banks in those countries being unwilling or unable to establish and maintain banking accounts for us. As regulated payment and financial institutions in Brazil, certain of our operating subsidiaries are subject to rules and regulations relating to minimum equity capital, minimum net equity and other regulatory capital requirements and compulsory deposits and contributions, internal controls, anti-money laundering, know your customer obligations, sanctions, ombudsman and customer service, internal auditing, cybersecurity and bank secrecy, among others. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview” for a detailed description of the regulatory requirements applicable to us and our operating subsidiaries. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.

Form 20-F | 2025	114

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

Changes in regulations in Brazil and international markets in which we operate may expose us to increased compliance costs and limit our ability to pursue certain business opportunities or provide certain products and services. The regulation governing Brazilian payment and financial institutions is continuously evolving, including as a result of political, economic and social events, and the Central Bank of Brazil has reacted actively and extensively to developments in our industry. Specifically, Brazilian regulators frequently update prudential standards in accordance with the recommendations of the Basel Committee on Banking Supervision, in particular with respect to capital and liquidity, which could impose additional significant regulatory burdens on us, including additional and material capital requirements applicable to certain of our subsidiaries’ activities as payment institutions. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil——Prudential Framework and Capital Requirements —Payment Institutions” for more information about potential changes to prudential regulations applicable to payment institutions in Brazil. Our operations could also be adversely affected by changes with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. There can be no assurance that future changes in regulations or in their interpretation or application will not have a material adverse effect on us.

The measures of the Central Bank of Brazil and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial and payment services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. As some of the Brazilian banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial and payment institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. Furthermore, regulatory authorities have substantial discretion in how to regulate financial and payment institutions, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators (such as caps on credit and prepaid card fees or interest rates, which could negatively affect our business, financial condition and results of operations given the importance of consumer credit products to our revenue), and these ad hoc regulations may especially affect financial institutions that may be deemed to be systemically important.

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

Form 20-F | 2025	115

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Uruguay and the United States]. In particular, in Mexico, our products are offered by a financial institution, Sofipo, currently in process to transform into a bank (subject to CNBV’s approval). Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the CNBV, Condusef and, in limited issues, Banxico. Mexican authorities have been reviewing the regulations applicable to financial entities and closely supervise digital financial companies. Changes to these laws and other applicable laws and regulations have been discussed by the Mexican regulators, and could materially affect our operations in Mexico. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Mexico” for more information. In Colombia, our savings account and credit card products are offered by a financial entity subject to extensive regulation, predominantly under the Financial System’s Basic Legal Statute—which sets the framework for operating financial entities, including protocols for safeguarding customer deposits and guidelines on regulatory compliance and oversight—as well as laws governing financial consumer protection and data protection. Additionally, interest rates in Colombia are capped as provided by the Colombian Commercial and Criminal Codes. Our operations in Colombia are subject to supervision by the SFC (with some exceptions) and by the Superintendence of Industry and Commerce regarding data protection. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Colombia” - for more information.

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

Form 20-F | 2025	116

In addition to such regulations, on October 3, 2023, Law No. 14,690 was published, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (“Desenrola Brasil”) and establishing that credit card issuers must submit for approval of the CMN regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito).

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

On November 28, 2025, the Central Bank of Brazil and the CMN issued Joint Resolution No. 17/25, which, among other matters, restricts the use of terms in an institution’s name and trademark that suggest activities or an institutional type for which the entity does not have specific authorization. As we do not currently hold a banking license in Brazil, in order to continue using the term “bank” in our trademark and public-facing communications, we will be required to obtain a banking license in Brazil. Such a banking license will subject us to a significantly expanded regulatory framework, which may increase our compliance costs. We are currently evaluating options to comply with said regulation. See also “Item 4. Information on the Company—B. Business Overview— Regulatory Overview.—Brazil.

In addition, on November 3, 2025, the CMN and the Central Bank of Brazil issued Joint Resolution No. 14, which sets forth an activities-based methodology for the ongoing maintenance of minimum paid-in capital and adjusted net worth by financial institutions and other entities authorized by the Central Bank of Brazil. The new framework now requires capital for the type of activity performed rather than for the type of institution. We have not been affected by capital requirements under this rule.

Discussions regarding the regulatory framework applicable to the financial industry are in various phases of development, whether as part of legislative, regulatory or private initiatives, and the overall impact of reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, results of operations and financial condition. For further information on the regulatory landscape, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil.

We are subject to anti-corruption, anti-bribery, anti-money laundering and combating terrorism financing laws and regulations and may be subject to sanctions.

We operate in jurisdictions that have a high risk for corruption and we are subject to various anti-corruption, anti-bribery and anti-money laundering laws and regulations, as well as those relating to sanctions, including local regulatory framework in the countries where we operate as well as extraterritorial regulation such as the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA,” among others. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.”

Form 20-F | 2025	117

Anti-money laundering, anti-bribery and sanctions laws and regulations to which we are subject require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We are also required to report suspicious transactions and activity to appropriate law enforcement following full investigation. We have implemented financial crime policies and procedures detailing what is required from those responsible. However, we rely heavily on our employees to assist us by spotting such illegal and improper activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. If we decide to instead outsource any of our customer due diligence, customer screening or anti-financial crime operations, we would remain responsible and accountable for full compliance and any breaches. In addition, we rely upon our relevant counterparties to a large degree to maintain and appropriately apply their own appropriate compliance measures, procedures and internal policies. If we are unable to apply the necessary scrutiny and oversight of employees, third parties to whom we outsource certain tasks and processes or counterparties, we increase the risk of regulatory breach.

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

Form 20-F | 2025	118

In connection with our operations, we engage a wide range of third parties, and we may from time to time acquire or invest in other businesses. Although we maintain policies, procedures and risk-based due diligence processes that are designed to evaluate and monitor these third parties and potential targets, including with respect to anti-corruption, anti-bribery and anti-money laundering risks, such measures are inherently limited and may not adequately identify or prevent all misconduct. If any third party with which we have a relationship, or any business we acquire, engages in improper activities such as bribery, influence peddling, fraud, money laundering, violations of economic sanctions or other illegal conduct, we could be subject to investigations, enforcement actions, civil or criminal penalties, contractual claims, remediation obligations and significant reputational harm, even if we did not authorize or have actual knowledge of such misconduct. In particular, anti-corruption, anti-money laundering and sanctions regimes in the jurisdictions where we operate, as well as extraterritorial laws such as the FCPA and similar legislation, may impose liability on us under theories of third-party or successor liability, which could require us to incur substantial costs to enhance controls, terminate relationships, or exit certain markets, and could have a material adverse effect on our business, financial condition and results of operations.

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

While we have developed and implemented policies, procedures and trainings designed to ensure compliance by us and our personnel with applicable anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations, such policies, procedures and trainings may not be effective in all instances to prevent violations, either directly or through intermediaries. Violations of – or even accusations of or associations with violations of – anti-corruption, anti-bribery, anti-money laundering or sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties (including being added to “restrictive lists” that would prohibit certain parties from engaging in transactions with us), forfeiture of significant assets and reputational harm. If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to require a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses necessary to conduct our business. The foregoing could have a material adverse effect on our operating results, financial condition and prospects.

Form 20-F | 2025	119

Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain customers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants or third-party service providers could adversely affect our customers and us. If our directors, officers, employees, consultants or third-party service providers were to improperly use or disclose confidential information, our reputation, financial condition or business relationships could be harmed. Detecting or deterring employee misconduct may not always be possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us, our personnel and third parties, they may not be effective in all instances. Any determination that we have violated the Clean Company Act (which establishes in Brazil the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their Interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and potential loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares.

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

Form 20-F | 2025	120

In particular, data protection and privacy laws are developing rapidly to take into account the changes in cultural and consumer attitudes towards the protection of personal data. In operating our business and providing services and solutions to customers, we collect, use, store, transmit and otherwise process sensitive employee and customer data, including personal data, in and across multiple jurisdictions. We leverage systems and applications that are spread all over the world, requiring us to regularly move data across national borders. As a result, we are subject to a variety of laws and regulations in Brazil, Mexico, Colombia (See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Data Privacy and Protection” and “—E-Commerce and Consumer Protection,” “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Mexico—Data Privacy and Protection” and “—Data Protection, Privacy, and Taxes” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Colombia—Data Privacy and Protection”) the EU and around the world, as well as contractual obligations, regarding data privacy, security and protection. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships.

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

Form 20-F | 2025	121

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

Increases in reserve requirements (compulsory deposits), minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.

The CMN and the Central Bank of Brazil have periodically changed the level of reserve requirements to financial institutions in Brazil, and have reviewed the regulation related to deposit insurance in order to make it more sensitive to risk, including the deposit insurance contribution fee and compulsory allocation into government bonds in case deposit leverage surpasses certain thresholds. These changes continue to be a potential area of risk as they may increase the reserve requirement, allocation and contribution requirements in the future or impose new requirements on us, which as a result could impact our liquidity position and, as a result, may require us to seek additional funding with more expensive premiums, promoting a material adverse effect on our business, financial condition and results of operations.

In recent years, the CMN and Central Bank of Brazil have also published several rules to implement, update and improve Basel III and associated capital and prudential rules in Brazil. This set of regulations includes a revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, for instance, Central Bank of Brazil Resolutions No. 198, 199, 200, 201 and 202, all dated March 11, 2022 and Resolution No. 436, issued on November 28, 2024. The prudential requirements aim to harmonize the capital and prudential requirements applicable to payment services offered by payment institutions (including those provided by Nu Pagamentos) and to those applicable to payment services offered by financial institutions. New rules, including those that might result from the implementation of Basel III by the Brazilian regulators, may increase the minimum capital requirements applicable to Nu’s prudential conglomerate.

Form 20-F | 2025	122

On November 6, 2025, the Central Bank of Brazil issued Public Consultation No. 128, proposing amendments to the recognition of credit risk mitigation instruments under the standardized approach (RWACPAD) and to the methodology for calculating counterparty credit risk under the Current Exposure Method (CEM). The proposed resolution would enhance procedures for existing credit risk mitigating instruments, recognize new instruments as credit guarantees, establish preferential risk weighting for certain payroll-linked credit operations, and introduce adjustments to the calculation of potential future gains in derivative transactions. If adopted, these changes could affect the calculation of credit risk exposures and capital requirements applicable to Nu's prudential conglomerate.

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

We are subject to certain reporting requirements of the Exchange Act and the other rules and regulations of the SEC and the NYSE. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, the NYSE or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our management team. These obligations will also require substantial attention from our management team and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

Form 20-F | 2025	123

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

Based on proposed U.S. Treasury regulations, or the “1995 Proposed Regulations,” including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2025 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Among other reasons, whether we were a PFIC in 2025 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which could be volatile) may vary from time to time. In addition, proposed U.S. Treasury regulations in 2021, or the “2021 Proposed Regulations,” significantly alter the application of the exception to the PFIC rules for the active conduct of a banking, financing, or similar business. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year.

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

Our global operations are governed by the tax laws and regulations of multiple jurisdictions. Tax laws are complex, subject to interpretation, and may vary significantly among jurisdictions. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations, and transfer pricing regulations, require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of tax laws in the jurisdictions where we operate, which may be challenged by tax authorities.

Group companies located in Brazil currently are subject to Income Tax, or "IRPJ", at a rate of 25% and Social Contribution on Net Profit, or "CSLL", at a rate of 15% for financial companies and at a rate of 9% for non-financial companies.

Form 20-F | 2025	124

In December 2025, Brazil enacted Complementary Law No. 224 increasing the CSLL rate (i) for certain financial companies to 17.5% from April 2026 through December 2027, and to 20% from January 2028 onwards, and (ii) for certain non-financial companies to 12% and then to 15% on the same respective periods.

Furthermore, the Contribution for Social Security Financing, or "COFINS", is charged on financial income obtained by companies at a rate of 4% and a rate of 7.6% for non-financial income with the possibility of taking credit over some restricted expenses. The contribution from the Social Integration Program, or "PIS", also applies on financial income obtained by companies at a rate of 0.65% and 1.65% for non-financial income with the possibility of taking credit over some restricted expenses. As detailed below, PIS and COFINS will be superseded by a new VAT tax collection system, the implementation of which is scheduled to commence in 2027 following a multi-year transition period.

Lastly, the service revenue will currently be subject to Municipal Services Tax, or "ISS", at a rate varying between 2% and 5% depending on the type of service.

In January 2025, Brazil enacted Complementary Law No. 214 establishing a new value-added tax system through the creation of Federal Contribution on Goods and Services, or “CBS”, and State and Municipal Tax on Goods and Services, or “IBS”. Although the VAT framework introduces a multi-year transition period in which the full collection of CBS (replacing COFINS and PIS mentioned above) will occur in 2027 and the full collection of IBS (replacing ISS mentioned above) will occur in 2033, key elements — such as applicable tax rates and detailed implementation rules — remain pending, increasing complexity and uncertainty in our tax planning and forecasting.

Brazil has also adopted new transfer pricing rules aligned with the Organization for Economic Co-operation and Development (OECD) guidelines which may affect our intercompany transactions and overall tax position. However, several interpretative aspects are still subject to further regulatory development, which causes additional uncertainty in our tax planning and forecasting.

Additionally, Brazil implemented the OECD/G20 Pillar II rules effective January 1, 2025, introducing a 15% global minimum tax through the Qualified Domestic Minimum Top-up Tax (QDMTT). However, we do not expect the Pillar II rules to materially affect our effective tax rate.

Collectively, these reforms in Brazil may increase compliance costs, require adjustments to our operational or legal structure, divert management attention, and adversely impact our financial condition or results of operations.

In addition, our companies use tax benefits and incentives that may cease to exist or not be renewed, impacting our financial results. For example, the aforementioned Brazilian Complementary Law No. 224/2025 also reduced certain federal tax benefits and incentives by 10% starting in January 2026. This reduction does not affect the R&D tax incentives under Brazilian Law No. 11,196/05 ("Lei do Bem"), a relevant tax incentive which reduces our annual income tax expense. However, we cannot guarantee that the R&D benefit, as well as the other tax incentives mentioned herein will remain in place in future years or that we will continue to qualify for them.

Our interpretation of certain laws may be subject to review by domestic and foreign tax authorities, which may have adverse tax consequences. These reviews and audits may result in additional tax payments or the realization that assets, including deferred tax assets, might not be realized, thereby impacting our future tax expenses.

Brazilian government authorities at the federal, state and local levels are frequently considering changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If enacted, such changes may harm our financial results by increasing our tax burden, increasing our tax compliance costs or otherwise affecting our financial condition, results of operations and cash flows.

Form 20-F | 2025	125

Our companies in Mexico and Colombia have income tax as their main tax at rates of 30% and 35%, respectively. Our companies in Mexico and Colombia are also subject to VAT taxation under the general rates of 16% and 19%, respectively.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, Mexico, Colombia, the Cayman Islands, the United States or any other jurisdiction in which we operate or may in the future operate may result in higher taxation of our business, which may significantly reduce our profits and cash flows from operations. In addition, the U.S. government has indicated the intent to propose significant changes to the U.S. tax system and has imposed tariffs, all of which may affect our business and our tax liabilities.

Furthermore, many countries are actively changing their tax laws applicable to corporate multinationals as part of an effort led by the OECD and the G20 to reform the international tax system, including legislation that could increase tax uncertainty and may result in significant increases in our tax obligations in certain jurisdictions. These changes could adversely affect our business, financial condition, and results of operations.

Also, it is not possible to precisely predict if and how potential changes may affect our business, but one or more states, municipalities or federal governments may seek to challenge the taxation or procedures applied to our transactions, and could impose taxes or additional reporting, record keeping or indirect tax collection obligations on our business. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

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

We have been, and may in the future be, party to significant legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our employees, customers or suppliers, or environmental, competition, tax or other governmental matters, particularly with respect to civil, tax and labor claims, and in connection with conflicts of interest and lending activities. In view of the inherent difficulty of predicting the outcome of such legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state accurately what the eventual outcome of these pending matters will be. The amount of our provisions in respect to these matters may be substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions recorded by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2025, and 2024, we had provisions for taxes, other legal contingencies and other provisions of US$30.9 million and US$22.5 million, respectively.

Form 20-F | 2025	126

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

We are subject to risks under applicable federal, state and municipal labor laws and regulations of the countries in which we operate, including potential legal disputes related to unionization, collective bargaining rights and compensation and other benefits, various issues arising from union agreements, potential labor reclassifications, and strikes, among others. Labor laws and regulations are complex, broad in scope and are often vague and differ vastly across states, countries and businesses and may require us to make interpretations of such laws and regulations, which may involve subjective factors or judgments. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New or different interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, compensation services, or operating expenses to comply with evolving requirements. While we continuously monitor the conditions mentioned above and actively seek optimal alternatives to assess the feasibility of implementing any necessary changes, we cannot guarantee that we will be able to make any such changes in a cost-efficient manner or at all.

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

Form 20-F | 2025	127

As the regulatory framework for artificial intelligence evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology has been rapidly evolving. The European Union's adoption of the AI Act, which stands as the world's first comprehensive set of laws governing AI technologies, marks a pivotal shift in regulatory standards. This legislation is expected to influence and shape forthcoming AI-related laws and regulations across various jurisdictions worldwide. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. We are continuously monitoring regulatory developments and actively engaging with stakeholders to effectively manage any business risks associated with these changes and involving ongoing assessments and adjustments to our processes, ensuring that we meet legal and ethical standards across all regions where we operate. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. However, non-compliance could also negatively impact our reputation as well as our brand and customers’ trust in us.

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

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered. As of December 31, 2025, we had approximately 32,703 active proceedings with PROCONs and small claims courts relating to consumer rights. To the extent customers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Form 20-F | 2025	128

We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning consumer protection in the jurisdictions in which we operate and jurisdictions into which we intend to expand in the future, including in Mexico and Colombia and elsewhere in Latin America.

Changes in international trade policies or the emergence of a trade war may have an adverse effect on our business.

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

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs, and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). In addition, retaliatory tariffs could have a significant negative impact on foreign businesses that rely on imports from the United States, and domestic businesses that rely on exporting goods internationally. The impact of these potential tariffs on our business and financial condition, if any, is subject to a number of factors that are not yet known, including the effective date and duration of such tariffs, the scope and nature of any tariffs, the amount of any tariffs, any countermeasures that the target countries may take in response to such tariffs. Given the significance of the commercial relationships between the United States and the countries where we operate, in particular Brazil, Mexico and Colombia, this situation may impact inflation trends and economic activity and can result in additional uncertainty and volatility in international markets, which could negatively affect our financial condition and results of operations.

In addition to potential increases in customs duties and tariffs in the United States and other countries, the United States-Mexico-Canada Agreement ("USMCA") is subject to renewal in 2026. There can be no assurance that any newly negotiated terms in the USMCA will not adversely affect our business.

If all regulatory approvals are received to establish and operate a national bank in the United States,

we will become subject to additional supervision, regulation and compliance obligations in the

United States, which may increase our costs and operational complexity and could adversely affect our business, financial condition and results of operations.

In January 2026, we received preliminary conditional approval from the OCC for the formation of Nubank, N.A. (In Organization). Final OCC approval is subject to a number of preopening requirements. In addition, we filed an application to the FDIC to obtain deposit insurance for Nubank, N.A. (In Organization) and plan to file related applications with the Federal Reserve. If all regulatory approvals are received and Nubank, N.A. (In Organization) commences operations as a U.S. insured depository institution, our U.S. operations will become subject to supervision, regulation and examination by the U.S. federal banking authorities, including the Federal Reserve, OCC and FDIC. These regulators would have broad supervisory, examination and enforcement authority over our U.S. activities, including authority to review our capital, liquidity, governance, internal controls, compliance systems, affiliate transactions and financial condition, and to require corrective actions or impose operational limitations.

Form 20-F | 2025	129

Operating a U.S. bank is subject to extensive and evolving legal and regulatory requirements that are designed primarily to protect depositors and the U.S. financial system rather than shareholders. These requirements may restrict the scope of activities that we may conduct in the United States, limit certain transactions between Nubank, N.A. (In Organization) and its affiliates, require the maintenance of specified capital and liquidity levels and impose reporting, examination and compliance obligations. Compliance with these requirements may require us to dedicate significant management attention and financial resources and may increase our overall regulatory risk profile.

We have incurred, and expect to continue to incur, additional legal, compliance, technology, risk management and personnel costs in preparation for operating a U.S. regulated banking subsidiary, and such costs may increase if all regulatory approvals are received or if regulatory expectations change. U.S. banking laws, regulations and supervisory guidance are subject to modification and evolving interpretation, and new requirements could result in additional compliance burdens, operational adjustments or limitations on our planned U.S. activities. Any failure, or perceived failure, to comply with applicable U.S. banking requirements could result in supervisory actions, restrictions on our U.S. operations, monetary penalties or reputational harm. While we expect our U.S. banking operations to be incremental to our broader international business in the short term, these regulatory obligations could nevertheless adversely impact our reputation and our business, require us to expend significant funds for remediation and expose us to litigation and other potential liability.

Risks Relating to the Countries in Which We Operate

Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares

The currencies of the countries in which we operate, most notably Brazil, Colombia and Mexico, have experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In particular, the Brazilian government has implemented various economic plans and used various exchange rate policies to stabilize the real, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system, which plans and policies have had varying degrees of success. Exchange rate volatility could cause our costs to increase relative to our revenue, given that around 26.9% of our costs in the year ended December 31, 2025 were directly or indirectly linked to the U.S. dollar, whereas the majority of our revenue was denominated in reais.

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

Depreciation of the real relative to the U.S. dollar has historically been associated with additional inflationary pressures in Brazil, which in turn can lead to increases in interest rates, limit Brazilian companies’ access to foreign financial markets and prompt the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real would make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies would lead to a deterioration of the Brazilian balance of payments, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Form 20-F | 2025	130

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

As an example, global geopolitical developments have continued to contribute to uncertainty in international economic conditions, financial markets and trade dynamics. In particular, the current United States administration has initiated and expanded trade barrier measures, including the imposition or proposal of tariffs and other restrictions on certain imported products, which has increased uncertainty surrounding international trade flows, global supply chains and cross-border investment. The continuation or expansion of such trade measures could adversely affect global economic stability, financial markets and economic growth in both developed and emerging markets. More recently, renewed hostilities involving Israel, Iran and the United States, together with continued instability in Gaza and related disruptions affecting commercial shipping routes and regional security dynamics, have further heightened uncertainty in the Middle East. These developments have contributed to volatility in energy prices, shipping and insurance costs, sanctions and trade measures, and broader diplomatic and economic uncertainty in the region. The ongoing military conflict between Russia and Ukraine continues to influence global political risk and sanctions regimes, and has maintained elevated levels of international stress, including through impacts on defense policy and strategic alignments. In 2025 and into 2026, geopolitical risks have also been reflected in broad increases in global military expenditure by developed and emerging nations, which may exacerbate uncertainties in global security, diplomatic relations and government budget priorities. Heightened militarization and geopolitical competition could increase volatility in political risk perceptions and economic planning. Further, developments in Venezuela following the arrest of President Nicolás Maduro by United States forces have added political and economic uncertainty in Latin America, with impacts on diplomatic relations, oil export dynamics and broader regional stability still unfolding. These and other geopolitical factors could disrupt global economic activity, investment decisions and market sentiment, and may adversely affect economic conditions in the countries where we operate, which in turn could negatively impact our business, financial condition and results of operations.

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

Form 20-F | 2025	131

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

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our Class A ordinary shares may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the relevant economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and loan markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy, and changes in tax laws;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	labor and social security regulations;

Form 20-F | 2025	132

●	energy and water shortages and rationing;
●	the outbreak of any communicable diseases or any other public health crises;
●	commodity prices; and
●	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

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

As has been true in the past, the current political and economic environment in Brazil, Mexico, Colombia, and certain other Latin American countries has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in such countries, which may adversely affect us and our Class A ordinary shares. As Brazil approaches presidential elections scheduled for October 2026, uncertainty regarding the outcome of the elections and future economic and regulatory policies may further increase volatility in the market price of securities issued by companies with businesses in Latin American countries, including our securities, which may adversely affect our business.

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

Form 20-F | 2025	133

Brazil

Brazil has experienced continued political polarization in recent years. President Luiz Inacio Lula da Silva, or "Lula," began his current term in January 2023, and early in his administration Brazil faced severe civil unrest, including the January 8, 2023 attacks on federal government buildings in Brasilia. While Brazil’s institutions have continued to function, legal proceedings related to those events have continued and have resulted in a large number of convictions, reflecting both ongoing institutional response and continued political sensitivities.

Following this episode, the new administration secured a broad congressional coalition. In February 2025, new presidents were elected for both the Chamber of Deputies and the Federal Senate. The new congressional leadership may influence legislative priorities and the regulatory environment, potentially leading to policy shifts that could affect our business activities.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Central Bank of Brazil, the Brazilian government introduces measures that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers.

Within the scope of his responsibilities as president of Brazil, Lula has appointed Gabriel Galípolo as the new president for the Central Bank of Brazil for a four-year term, starting in January 2025.The Central Bank of Brazil holds formal independence; however, as this position holds significant influence over monetary policy and financial regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

As in recent elections, which were decided by narrow margins, forecasts regarding the outcome of the upcoming presidential election to be held in October 2026 are subject to a high degree of uncertainty. In addition, it is not possible to anticipate with confidence whether potential changes in economic policy, fiscal priorities, regulatory approaches or broader political stability may adversely affect the Brazilian economy and, consequently, our business and results of operations.

Mexico

Mexican political events may also affect our business operations. In Mexico, changes to the political direction of the country have been a point of interest for investors when defining their strategies. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.

The current President’s political party and its allies continue to hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República), as well as strong influence in a majority of local legislatures. The federal administration retains significant power to implement substantial changes in law, policy, and regulations in Mexico, including constitutional reforms. In this context, while the Mexican market has remained resilient and stable, initiatives advanced in recent years, including reforms affecting the judiciary, independent institutions and regulatory frameworks, have contributed to increased uncertainty regarding the predictability of the legal and regulatory environment, and such changes could adversely affect our business, results of operations, financial condition, and prospects.

We cannot predict whether potential changes in Mexican governmental fiscal, monetary or economic policy or the manner in which existing policies are implemented or enforced, will adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects.

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

Form 20-F | 2025	134

Colombia

Colombia has experienced recurring periods of social and political tension in recent years. While large-scale nationwide protests have been less frequent, localized demonstrations and labor actions have continued to occur, reflecting ongoing concerns regarding economic conditions, inequality, public security and proposed structural reforms.

During 2025, political and institutional uncertainty in Colombia has increased as President Gustavo Petro has continued to pursue structural reform initiatives following legislative setbacks in prior years. In particular, renewed efforts to advance labor and health care reforms, as well as discussions regarding pension and fiscal measures, have contributed to uncertainty regarding the direction, timing and scope of future policy changes. In addition, security conditions in certain regions of Colombia have deteriorated. During 2025, ceasefire arrangements with certain illegal armed groups weakened or were suspended, and incidents of violence increased in specific areas, raising concerns regarding public security, infrastructure and economic activity. These developments may adversely affect business confidence and investment decisions.

Escalating diplomatic tensions between the United States and Colombia have strained bilateral relations. In September 2025 the U.S. State Department revoked the U.S. visa of Colombian President Gustavo Petro after he participated in a protest in New York and publicly urged U.S. military personnel to disobey orders, and the U.S. Treasury Department subsequently imposed targeted sanctions on President Petro and certain Colombian officials amid broader policy disagreements. Although broader economic sanctions against Colombia did not materialize, these actions marked a significant deterioration in relations.

We cannot predict the policies that will ultimately be adopted by the Colombian government or whether those policies, or the government’s response to evolving political, economic or social conditions, will have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely affected by rapidly changing political, economic and social conditions.

We cannot predict the policies that will ultimately be adopted by the Colombian government or whether those policies or the government’s response to economic, political or social developments will have a negative impact on the Colombian economy or our business and financial performance. Our Colombian operations could be adversely affected by rapidly changing, political, economic and social conditions in Colombia.

Developments and changes in investors’ perception of risk in other countries, especially in the United States, Europe and other emerging countries, may materially and adversely affect the Brazilian economy and the market value of Brazilian securities, including our Class A shares.

The market value of securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other countries, including countries in Latin America, Asia, Europe, and the United States. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian companies. Recent political uncertainty in Latin America, including developments in Venezuela following the arrest of President Nicolás Maduro by United States authorities, has contributed to increased regional risk perception and market volatility. Crises in Brazil and in these countries may reduce investor interest in securities issued by Brazilian companies, including securities issued by us. In the past, the development of adverse economic conditions in other countries considered as emerging markets resulted, in general, in the outflow of investments and, consequently, in the reduction of external resources invested in Brazil. Any of the events mentioned above could affect the market value of the securities issued by us, in addition to making it difficult for us to access the capital market and finance our operations in the future, in acceptable or absolute terms.

Form 20-F | 2025	135

The levels of economic growth in the countries where we operate have a material impact on our business, financial condition and results of operations.

Our performance depends on the overall health and growth of the economies in the countries in which we operate. Brazilian GDP growth has fluctuated over the past years, growing, 3.2% in 2023, 3.4% in 2024 and 2.3% in 2025 according to the most recent and reviewed data from IBGE. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía – INEGI), in 2023, 2024 and 2025 the Mexican GDP grew 3.3%, 1.5% and 0.6% respectively. Moreover, in the past, Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition and/or result of operations.

According to the National Administrative Department of Statistics (DANE), in 2023, 2024 and 2025 the Colombian GDP grew 0.7%,1.5% and 2.6% respectively. Inflation in Colombia can negatively impact our business as we may not be able to pass through price increases to our customers, which could negatively impact our financial results.

The surge of inflation in recent years and measures to bring inflation down have affected the economies and capital markets in some of the countries in which we operate, including Brazil, Mexico and Colombia, and high levels of inflation in the future could harm our business and the price of our Class A ordinary shares.

Since the pandemic, high levels of inflation have adversely affected the economies and capital markets of some of the countries in which we operate. To fight the increased inflation, governments and central banks have taken measures to maintain price stability. Such measures involved restrictive monetary policies and high interest rates that have limited the availability of credit and economic growth.

The current economic environment in Brazil of high interest rates and the implementation of an uncertain fiscal adjustment plan presents a scenario of uncertainty that could potentially impact our operations and financial performance. The Brazilian government has yet to present a credible fiscal adjustment plan. Limited measures to cut spending may not be sufficient to control the fiscal deficit, and potential tax increases could stifle economic growth. These factors collectively create a scenario of unpredictability that may affect our financial condition, results of operations, and strategic planning.

Form 20-F | 2025	136

According to Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA index”), Brazil recorded inflation of 4.26% in 2025, 4.83% in 2024, and 4.62% in 2023. Measures adopted by the Central Bank of Brazil to control inflation have included the maintenance of a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. The official interest rate (Selic) is set by the Monetary Policy Committee, or “COPOM,” formed by the Governor and Deputy-Governors of the Central Bank of Brazil, every 45 days. The Selic reached 13.75% on August 3, 2022, due to concerns with inflationary pressures. On August 2, 2023, the Selic rate was reduced to 13.25%, then successively further reduced until reaching 10.50% on May 8, 2024, where it remained until September, 2024, when this trend was reversed and the Selic rate was raised to 10.75%. Subsequently, the Selic rate was then successively increased reaching 15% on June 18, 2025. As of the date of this annual report, the Selic rate was 15.00%.

Likewise, the Mexican economy has been characterized by high interest rates in both real and nominal terms. In 2025 and 2024, the average interest rate for 28-day Mexican Treasury bills (CETES) was approximately 8.11% and 10.7% per year, respectively. The Mexican peso exchange rate experienced significant depreciation in 2025 as compared to 2024, with average exchange rates of 19.2 in 2025 as compared to an average of 18.3 Mexican pesos per U.S. dollars in 2024.

The average annual rate of inflation in Colombia for the past ten years has been 5.69%. As reported by the National Statistics Department (DANE), the variation of annual consumer price index, the measure of inflation, for the year ended December 31, 2025 was 5.1%, slightly below the 5.2% for the year ended December 31, 2024, above the 2-4% range set by the Colombian Central Bank as its goal. Consistent with its target Inflation mechanism, the Central Bank uses its overnight policy rate to control inflation expectations, by reducing the aggregate demand of the economy.

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

Form 20-F | 2025	137

Beginning in 2015, rating agencies initiated a series of reviews of Brazil's sovereign credit rating, which resulted in the loss of Brazil's investment grade status and multiple downgrades across the major agencies. Since then, Brazil's sovereign credit ratings have remained below investment grade, despite periods of stabilization and selective upgrades that reflected, among other factors, Brazil's external position, monetary policy credibility and expectations of gradual fiscal adjustment:

●	Standard & Poor's downgraded Brazil to below investment grade beginning in 2015. The agency has since taken rating actions reflecting changes in macroeconomic and fiscal conditions, and as of June 5, 2025, Brazil was rated BB with a stable outlook.

●	Moody's downgraded Brazil to below investment grade beginning in 2015. While Moody's has implemented rating and outlook actions over time, Brazil remains below investment grade and, as of May 30, 2025, Brazil was rated Ba1 with a stable outlook.
●	Fitch downgraded Brazil to below investment grade beginning in 2015, reflecting in part fiscal and macroeconomic conditions. Fitch has since taken actions reflecting changes in economic and policy conditions, and as of June 25, 2025, Brazil was rated BB with a stable outlook.

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

The market price of our Class A ordinary shares may be influenced by many factors, some of which are beyond our control, including:

Form 20-F | 2025	138

●	announcements by us or our competitors of significant developments;
●	technological innovations by us or competitors;
●	the failure of financial analysts to cover our Class A ordinary shares or changes in financial estimates by analysts;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A ordinary shares or the shares of our competitors;
●	actual or anticipated variations in our operating results;
●	future sales of our shares; and
●	investor perceptions of us and the industries in which we operate.

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

Our founding shareholder and CEO David Vélez owns 88.3% of our outstanding Class B ordinary shares, which represents 74.3% of the voting power of our issued share capital. This concentration of ownership and voting power may limit your ability to influence corporate matters.

David Vélez, our founding shareholder, chairman and chief executive officer, continues to control our Company through his beneficial ownership of 88.3% of our outstanding Class B ordinary shares, and consequently, 74.3% of the combined voting power of our issued share capital. Our Class B ordinary shares are entitled to 20 votes per share and our Class A ordinary shares are entitled to one vote per share. Our Class B ordinary shares are convertible into an equivalent number of Class A ordinary shares. As a result, so long as David Vélez beneficially owns 59.4%% of the outstanding Class B ordinary shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. David Vélez will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding Class A ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. In addition, we have entered into a Shareholder’s Agreement with David Vélez pursuant to which we have granted him the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management —Shareholder’s Agreement.” The decisions of David Vélez on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related-Party Transactions—A. Major Shareholders”.

Form 20-F | 2025	139

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

The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, a large number of Class A ordinary shares becoming available for sale or the perception in the market that such sales could occur. As of December 31, 2025, we have approximately 3,833,072,934 Class A ordinary shares outstanding, and 1,022,600,698 Class B ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

Our Memorandum and Articles of Association and the Shareholder’s Agreement contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

●	authorize our board of directors to issue, without further action by the shareholders, undesignated preferred shares with terms, rights and preferences determined by our board of directors that may be senior to our Class A ordinary shares;
●	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors;
●	impose advance notice requirements for shareholder proposals;
●	limit our shareholders’ ability to call special meetings;

Form 20-F | 2025	140

●	require approval from the holders of at least two-thirds in voting power of all outstanding shares entitled to vote thereon to amend a provision of our Memorandum and Articles of Association;
●	condition any change of control of our company on the consent of the holders of a majority of the Class B ordinary shares in issue; and
●	provides our founding shareholder, David Vélez, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 40% of the voting power of our issued share capital, the ability to designate a majority of the members of our board of directors, as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management —Shareholder’s Agreement.”

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

Form 20-F | 2025	141

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

As a foreign private issuer we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time.

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

Form 20-F | 2025	142

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

Form 20-F | 2025	143

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

Form 20-F | 2025	144

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

Form 20-F | 2025	145

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

Risks Relating to Intellectual Property, Privacy and Cybersecurity

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our reputation, business, financial condition and results of operations

We collect, store, handle, transmit, use and otherwise process certain personal information and other customer data in our business. A significant risk associated with our operations is the secure transmission of confidential information over networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all collection, use, storage, dissemination, transfer, disposal and other processing of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We apply privacy and security by design principles when developing our own software and products, and we also rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place and our preparedness to identify and timely react to suspicious events, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events.

Form 20-F | 2025	146

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

Form 20-F | 2025	147

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

Form 20-F | 2025	148

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

For information on the data protection and privacy laws and regulations to which we are subject and the risks associated therewith, see “—Risks Relating to Regulatory Matters and Litigation—We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations,” “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Data Privacy and Protection” and “—E-Commerce and Consumer Protection,” “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Mexico—Data Privacy and Protection” and “—Data Protection, Privacy, and Taxes” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Colombia—Data Privacy and Protection.” For more information on our cybersecurity risk management efforts” see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Information Technology Risk” and “Item 16K. Cybersecurity—Cybersecurity Risk Management.”

Form 20-F | 2025	149

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

Form 20-F | 2025	150

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand.

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

Form 20-F | 2025	151

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

Form 20-F | 2025	152

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

Form 20-F | 2025	153

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

Form 20-F | 2025	154

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

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

The selected statements of financial position as of December 31, 2025, and 2024 and the selected statements of income for the years ended December 31, 2025, 2024, and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS Accounting Standards.

Form 20-F | 2025	155

Statement of Income Data

	For the years ended December 31,
	2025	2024	2023
	(in US$ millions, except amounts per share)
Interest income and gains net of losses on financial instruments	13,434.7	9,631.0	6,439.7
Fee and commission income	2,340.1	1,886.0	1,589.3
Total revenue	15,774.8	11,517.0	8,029.0
Interest and other financial expenses	(4,578.7)	(2,834.9)	(2,036.9)
Transactional expenses	(366.2)	(260.3)	(215.9)
Expected credit loss	(4,204.9)	(3,169.0)	(2,285.2)
Total cost of financial and transactional services provided	(9,149.8)	(6,264.2)	(4,538.0)
Gross profit	6,625.0	5,252.8	3,491.0

Operating expenses
Customer support and operations	(651.8)	(604.6)	(488.1)
General and administrative expenses	(1,420.5)	(1,256.1)	(1,042.3)
Marketing expenses	(302.8)	(246.4)	(171.0)
Other income	130.0	56.0	27.8
Other expenses	(507.9)	(406.6)	(278.2)
Total operating expenses	(2,752.9)	(2,457.7)	(1,951.8)

Share of loss in associates	(3.7)	-	-

Income before income taxes	3,868.4	2,795.1	1,539.2

Income taxes	(996.7)	(823.1)	(508.6)

Net income for the year	2,871.7	1,972.0	1,030.6
Net income attributable to shareholders of the parent company	2,868.9	1,972.0	1,030.6
Net income attributable to non-controlling interests	2.8	-	-

Earnings per share – Basic	0.5936	0.4115	0.2175
Earnings per share – Diluted	0.5846	0.4034	0.2121

Form 20-F | 2025	156

Statement of Financial Position Data

	As of December 31,
	2025	2024
	(US$ millions)
Assets
Cash and cash equivalents	15,003.6	9,185.7
Financial assets at fair value through profit or loss	1,140.7	740.7
Securities	1,059.9	665.2
Derivatives	80.7	75.5
Financial assets at fair value through other comprehensive income	12,157.1	9,913.5
Securities	12,157.1	9,913.5
Financial assets at amortized cost	41,518.2	26,701.9
Credit card receivables	18,267.9	12,259.3
Loans to customers	9,421.5	5.321.9
Compulsory and other deposits at central banks	9,537.8	6,743.3
Other receivables	1,000.7	1,413.4
Other financial assets	148.8	78.6
Securities	3,141.5	885.4
Other assets	1,403.9	663.6
Deferred tax assets	2,511.0	1,818.3
Investments in associates	98.7	99.4
Right-of-use assets	22.2	20.3
Property, plant and equipment	27.6	25.9
Intangible assets	601.7	347.6
Goodwill	409.4	414.3
Total assets	74,894.0	49,931.2

Liabilities
Financial liabilities at fair value through profit or loss	66.0	32.3
Derivatives	66.0	32.3
Financial liabilities at amortized cost	60,741.1	40,227.6
Deposits	41,925.1	28,855.1
Payables to network	13,633.9	9,333.5
Borrowings and financing	4,398.2	1,730.4
Repurchase agreements	783.8	308.6
Salaries, allowances and social security contributions	236.6	180.2
Tax liabilities	1,424.1	1,102.1
Lease liabilities	29.2	26.2
Provisions and contingent liabilities	30.9	22.6
Deferred income	77.6	71.6
Other liabilities	967.0	621.6
Total liabilities	63,572.4	42,284.1
Equity
Share capital	0.1	0.1
Share premium reserve	5,062.5	5,053.8
Retained earnings	6,412.7	3,420.6
Other comprehensive income (loss)	(184.3)	(828.2)
Equity attributable to shareholders of the parent company	11,291.0	7,646.3
Equity attributable to non-controlling interests	30.6	0.8
Total equity	11,321.6	7,647.1
Total liabilities and equity	74,894.0	49,931.2

Form 20-F | 2025	157

Overview

Our model benefits from low costs across four dimensions:

Low Cost to Acquire—We acquire customers efficiently without expensive marketing campaigns or incentives primarily through viral, direct customer referrals. For the year ended December 31, 2025, our CAC was US$7.4 per customer (of which paid marketing accounted for approximately 32%), compared to US$6.4 per customer for the year ended December 31, 2024 (of which paid marketing accounted for approximately 31%). Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world.

Low Cost to Serve—Our all-digital, cloud-based platform is low cost, highly efficient and scalable. As a result, we estimate that our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbent financial institutions in Brazil, based on their publicly available financial statements. These institutions are burdened by their large physical branch networks and high employee to customer ratios. In Brazil, incumbent banks had, on average, 1,234 customers per employee (according to publicly available data), while our ratio is approximately 14,314 customers per employee as of December 31, 2025, multiple times higher than the ratio of incumbents.

Low Cost of Risk—As we have scaled, we have leveraged our growing pool of proprietary data and our NuX credit engine to underwrite customers more effectively, lower fraud rates and lower our overall cost of risk. Credit limits are optimized at a consumer level using our credit underwriting engine that balances the expected marginal revenue and expected marginal loss associated with incremental limits, including the undrawn portion of credit lines, under a worsening economic scenario. In addition, we pursue a “low and grow” strategy with credit limits: we grant lower limits to new customers who we assess as higher risk and then increase those limits selectively based on a positive usage and repayment track record. As of December 31, 2025, our reported NPL 15-90 days late rate reached 3.9% and our NPL 90+ days late rate reached 6.6% in Brazil. For additional information on portfolio risk quality distribution and ECL movements, see notes 13 and 14 to our audited consolidated financial statements.

Low Cost of Funding—As a result of the trust our customers have in us and our growing relevance in our customers’ primary banking relationship we have amassed a large and growing pool of customer deposits since the introduction of our NuAccount in 2017, which has supported our funding needs and reduced our funding costs over time. As of December 31, 2025, we had US$41.9 billion of deposits, all of which were acquired directly, without the use of third-party brokers or intermediaries. For more information on our definition and measurement of primary banking relationship, see “—Factors Affecting Our Performance—Our ability to increase transactions and expand revenue from existing customers.”

We earn revenue from two main sources:

Interest Income and Gains net of Losses on Financial Instruments—We earn interest income from the interest that we charge on revolving and refinanced credit card balances, purchased credit card receivables and loans to customers, as well as the interest we earn on our cash. We invest our cash primarily in government bonds that are highly liquid, and we recognize gains or losses related to fair value changes in these instruments. For the years ended December 31, 2025 and 2024, interest income and gains net of losses on financial instruments represented 85.2% and 83.6% of total revenue, respectively. We earned US$13.4 billion of interest income and gains net of losses on financial instruments for the year ended December 31, 2025 and US$9.6 billion for the year ended December 31, 2024.

Fees and Commission Income—Our fees and commission income are closely correlated to the usage of our products. The majority of our fee-based revenue comes from credit and prepaid card income which we earn when our customers make purchases using our cards in credit or prepaid purchases. These fees are set by Mastercard and paid by the merchants who accept our cards. As a result, our customers do not pay these fees, and we are able to offer a core credit card with no annual fees. Fees earned on credit card purchases are higher than those earned on prepaid purchases and both vary across the geographies we operate in. In addition, we earn revenue from customer subscriptions to our loyalty programs, late payment fees, prepaid mobile phone top-ups, and commissions from our partners for the distribution of certain financial products and services such as investments (brokerage and asset management), insurance and international remittance as well as sales on our marketplace. For the year ended December 31, 2025 and 2024, fee and commission income represented 14.8% and 16.4% of total revenue, respectively.

Form 20-F | 2025	158

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, these additional business metrics are presented to assist investors to better understand our business and how it operates. In the beginning of the fourth quarter of 2025, we introduced the Managerial P&L, representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital. All financial metrics presented below reflect this framework.

CUSTOMER METRICS	FY'2025	FY'2024	% FXN YoY (6)	FY'2023	% FXN YoY(6)
Number of Customers (in millions) (1)	131.0	114.2	15.0%	93.9	22.0%
Activity Rate (%) (2)	83.4%	83.0%	0.4 p.p	83.1%	0.0 p.p
CUSTOMER ACTIVITY METRICS	FY'2025	FY'2024	% FXN YoY (6)	FY'2023	% FXN YoY(6)
Purchase Volume (in $ billions) (3)	141.8	125.5	17.0%	111.1	22.0%
Monthly Average Revenue per Active Customer (in $) (4)	13.3	11.3	23.0%	9.8	24.0%
Monthly Average Cost to Serve per Active Customer (in $) (5)	(0.8)	(0.9)	0.0%	0.0%	7.0%
CUSTOMER BALANCES	FY'2025	FY'2024	% FXN YoY (6)	FY'2023	% FXN YoY(6)
Total portfolio - credit card and personal loans (in $ billions)	32.7	20.7	40.0%	18.2	45.0%
Deposits (in $ billions)	41.9	28.9	29.0%	23.7	55.0%

p.p. = percentage points

(1)	Customer is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or that voluntarily closed their account.
(2)	Activity rate is defined as active customers divided by the total number of customers as of a specific date.
(3)	Purchase volume is defined as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, WhatsApp payments or traditional wire transfers. Purchase volume and purchase volume growth are presented on an FX Neutral basis to eliminate the effect of foreign exchange, or “FX” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

Form 20-F | 2025	159

(4)	Monthly average revenue per active customer, or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly ARPAC is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(5)	Monthly average cost to serve per active customer is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured and the number of monthly active customers at the end of the period). Monthly average cost to serve per active customer is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.
(6)	To calculate the year-over-year variations on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the year ended December 31, 2025 (R$5.502 to US$1.00) throughout, so as to present these variations as they would have been had exchange rates remained stable over all periods presented.

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

We reached 131 million monthly customers as of December 31, 2025, an increase of 15.0% compared to 114.2 million monthly active customers as of December 31, 2024. Our activity rates as of December 31, 2025 and 2024 were 83.4% and 83.0%, respectively, driven by the introduction of additional products and the continued increase in the adoption of digital banking in the countries where we operate. Our activity rate is also affected by the mix of customers with our credit card product versus other products such as prepaid cards. Our credit card customers have consistently had higher activity rates given the expansionary nature of credit card expenditures, while our prepaid card customers in contrast have lower activity rates. When we introduced our prepaid card product in late 2018, this led to faster growth in the total number of customers compared to monthly active customers in 2019, while lowering our activity rate as such customers tend to have lower activity than credit card customers. Since then, our activity rate has increased as our customers have tended to use us more frequently across multiple products.

Form 20-F | 2025	160

Purchase Volume, or “PV”

We measure PV to assess the volume of transactions that take place on our card-based products. We earn credit and prepaid card income on our PV, which we define as the total value of transactions that are authorized through our credit and prepaid cards only; it does not include other payment methods that we offer such as Pix, WhatsApp payments or traditional wire transfers from which we do not earn fees.

PV reached US$141.7 billion in the year ended December 31, 2025, an increase of 13% compared to US$ 125.6 billion in the year ended December 31, 2024. For the year ended December 31, 2025, total credit and prepaid cards income was US$1,720.3 million, equivalent to 1.2% of PV over the year ended December 31, 2024.

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

Monthly ARPAC was US$13.3 for the year ended December 31, 2025. In comparison, Monthly ARPAC was US$11.3 for the year ended December 31, 2024.

Over time, we have seen a continued increase in monthly ARPAC from our monthly active customers. This upward trend is driven by data-informed credit limit increases, which capture a larger share of wallet, and growing product adoption across our user base as they deepen their engagement with our platform.

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

Form 20-F | 2025	161

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

Our monthly average cost to serve per active customer was US$0.8 for the year ended December 31, 2025. In comparison, our monthly average cost to serve per active customer was US$0.8 and US$0.8 for the years ended December 31, 2024 and 2023, respectively.

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

Deposits increased to US$41.9 billion as of December 31, 2025, an increase of 45.3% compared to US$28.9 billion as of December 31, 2024 (or an increase of 29.0% compared to as of December 31, 2024 on an FX Neutral basis). We believe our deposits are highly diversified as they come mostly from our retail customer base. As of December 31, 2025, approximately 90% of our total customers in Brazil had balances on deposits or in Money Boxes with us.

Form 20-F | 2025	162

Our deposit base has also proved to be highly resilient, as shown in the graph above, growing steadily over time, independent of the interest rate environment, more than covering our funding needs.

In Brazil, in July 2022, we started to pay interest on deposits at 100% of the Brazilian interbank deposit rate, but retroactively and only for amounts that remained on deposit for more than 30 days. We started to see the full impacts of these actions in the fourth quarter of 2022, and in December 2025 our cost of funding was at 81% of interbank rate, compared to an all-time low of 78% of the interbank deposit rate in December 2022. We did not see any material impact of the deployment of Money Boxes or the changes in interest paid on our deposits inflows during 2025.

In Mexico, in May 2023 we launched Cuenta Nu, offering to our customers 24/7 liquidity deposits paying interest on deposits at 9% per year. In November 2023, we announced an increase to 15% in the annual rate of return on deposits, 375 bps above the central bank’s benchmark rate (TIEE) and started to see the impacts on these actions during the first half of 2024. In July 2024, we started reducing our preferential yield on 24/7 money boxes, bringing the spread versus TIIE to 200 bps on December 31, 2024, while continuing to see healthy growth in deposits. In 2025, we transitioned our 24/7 money boxes to a 100% TIIE yield. To complement this, we launched a high yield 'Turbo Cajita' capped at $25,000 MXN and sustained a premium of up to 30 basis points over TIIE for our locked terms.

In Colombia, since the second quarter of 2024 when we launched Cuenta Nu, we have followed a similar strategy in Mexico, and our performance in the country exceeded our expectations, reaching US$2.5 billion in deposits as of December 31, 2025.

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

Form 20-F | 2025	163

Our net churn has remained relatively low, averaging 0.1% per month in 2025, compared to 0.2% per month in 2024. We define net churn as the (i) sum of (a) customers who choose to cancel their accounts with us (voluntary churn) and (b) customers whose accounts are canceled proactively by us (involuntary churn) (ii) minus revivals, all divided by the number of customers as of the end of the respective period. We consider as revivals customers whose accounts were not valid in the previous month mainly due to fraud and delinquency, but to whom access was restored once the respective issue was addressed.

New products and adoption

We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences, and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and prepaid cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans (secured and unsecured), Pix, an in-app marketplace with partnerships with e-commerces, cryptocurrency trading (NuCrypto), auto and life insurance, among other products. We also added investments through the acquisition of Nu Investimentos, having launched personalized investment tools (Money Boxes), new “Buy Now Pay Later” solutions that allow customers to pay overtime in up to twelve installments on their credit and prepaid card purchases and banking payment slips (boletos). In 2024 we also expanded our strategy beyond financial services, with the launch of NuTravel, our travel portal where customers can plan travels directly in the app, bundled with a multi-currency account and NuCel, our mobile phone service in a MVNO partnership with Claro. In 2025, we further expanded our secured loan products. This encompassed the implementation of new agreements for public payroll deductible loans, the introduction of private payroll deductible loans in response to recent regulatory changes in this asset class, and the expansion of our loan offerings in Mexico and Colombia. We expect to launch new products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base. We have seen strong adoption of our new products over the past few years as evidenced across our cohorts. We expect our new products to provide additional avenues to acquire new customers as well as cross-sell within our existing customers as we continue to expect increased adoption of new products on a per customer basis. We expect 2026 to be an inflection year, focused on winning in our core markets while building the capabilities to evolve into a global digital banking platform. We will continue prioritizing Brazil and Mexico, reinforcing leadership in the mass market, expanding in SME and high-income segments, and advancing the Mexico banking license. Across markets, we will raise the bar on product quality and reliability while accelerating platformization, developing country-agnostic, reusable infrastructure to scale more efficiently. These strategic investments may result in near-term upward pressure on operating costs, though the structural drivers of operating leverage, such as revenue growth, scale, and disciplined cost management remain intact.

Continuing our international expansion

We believe that we are at a pivotal inflection point in our international expansion, transitioning from a Latin American leader to a global digital banking platform. We will continue to rely on our technology, data science, and proprietary AI models to expand into new markets. Following our successful entry into Mexico and Colombia, where we identified needs similar to those in Brazil , we are now laying the operational groundwork for the United States market following our conditional bank charter approval. As we enter these new geographies and accelerate our global footprint, we expect to attract new customers and build scale; however, this may lead to a near-term increase in our operating costs and deliberate investments in long-term capacity, which may temporarily impact our operating margins.

Form 20-F | 2025	164

Rapid growth of our consumer credit business and associated credit loss provisioning

As we continue to expand and enhance our credit offerings, we have seen PV grow significantly. Our customer-centric approach and mission to democratize access to financial services have helped us gain market share in a sector that was traditionally dominated by a handful of incumbents for decades. As a result, our share of the Brazilian card PV market (including credit, debit and prepaid) has risen steadily each year. In 2025, we represented 14.7% of the total credit card PV, compared to 14.2% in 2024, 13.9% in 2023, 11.6% in 2022 and 8.7% in 2021, according to data from ABECS.

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

Form 20-F | 2025	165

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

Within Latin America and the Caribbean, we currently serve Brazil, Mexico and Colombia, countries that accounted for over 61% of the population and 65% of the GDP in the region in 2025, according to IMF forecasts. In 2025, these countries had populations of around 213 million, 133 million and 53 million and recorded GDPs of US$2.26 trillion, US$1,87 trillion and US$438 billion, respectively – measured in current U.S. dollars. In the past years, important industries have consolidated their presence in the region and acquired scale, the most notable being financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. In most Latin American countries, an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Currently, the majority of our operations are located in Brazil, and we expanded our operations internationally to Mexico and Colombia in 2019 and 2020, respectively, because we believed they were very attractive markets that had some of the same characteristics and opportunities as those we had identified in Brazil. Nu has witnessed a 1.1% annual real GDP growth in Brazil, our core market, since its foundation, according to data from IBGE for the period between 2013 and 2025.

We believe that Latin America has a large and vibrant consumer market. However, the recent economic instability in Latin America has contributed to a decline in market confidence in the economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through 2026.

The following table shows data for real GDP, inflation and interest rates in Brazil, Mexico and Colombia and the U.S. dollar/local currency exchange rate at the dates and for the periods indicated.

Form 20-F | 2025	166

	For the Years Ended December 31,
	2025	2024
	(in percentages, except as otherwise indicated)
Brazil
Real growth in GDP (6)	2.3	3.4
Inflation (IPCA) (4)	4.6	4.8
Average CDI rate, per year (1) (3)	14.3	10.8
Average exchange rate - BRL per USD 1.00 (2)	5.6	5.4
Unemployment rate	5.1	6.2
Mexico
Real growth in GDP (6)	0.6	1.5
Inflation (INPC) (4)	3.7	4.2
Average TIIE rate, per year (1) (3)	8.4	10.9
Average exchange rate - MXN per USD 1.00 (2)(5)	19.2	18.3
Unemployment rate	2.4	2.4
Colombia
Real growth in GDP (6)	2.6	1.5
Inflation (IPC) (4)	5.1	5.1
Average effective IBR rate, per year (1)(3)	8.8	10.6
Average exchange rate - COP per USD 1.00 (2)(5)	4,049.0	4,074.2
Unemployment rate	8.0	9.1

Sources: Brazil: IBGE, IPEA and BCB; Mexico: Banxico and INEGI; Colombia: Banrep and DANE. All data is frequently revised by the reporting institutions.

(1)	BCB's SGS 4392 series; Banxico’s SIE CF111(SF331451) series (overnight); Banrep’s IBR publication.
(2)	BCB's SGS 3698 series; Banxico’s Foreign Exchange Market Portal; Banrep’s TRM.
(3)	CDI (Brazilian interbank deposit) and TIIE (Mexican Interbanking Equilibrium Interest Rate) are the interbank interest rates (IBR) defined as the rate of interest charged on short-term loans between banks.
(4)	IPCA (Broad National Consumer Price Index), INPC (National Consumer Price Index) and IPC (Consumer Price Index) are the Brazilian Consumer Price Index.
(5)	MXN (Mexican Pesos) and COP (Colombian Pesos) are the currencies for Mexico and Colombia, respectively.
(6)	National statistical agencies continuously revise data from recent quarters, resulting in adjustments to historical data.

Form 20-F | 2025	167

Interest rates

Interest rates affect our ability to generate revenue. Although higher interest rates can lead to reductions in private consumption, negatively impacting fees and commission income including the credit and prepaid card fees that we earn, they can also positively correlate with interest income, positively impacting our results.

Inflation

Inflation impacts our obligations to certain suppliers, such as office leasing, as costs are indexed to inflation rates. However, a significant part of our revenue is naturally hedged against inflation, since our credit and prepaid card income also tends to fluctuate in nominal terms according to inflation, even if we continue to apply the same percentage. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect some of our revenue streams if it results in a reduction in the number and volume of transactions.

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

Acquisitions, investments, new lines of business and other developments

●	On December 12, 2024 Nu made a minority investment in Tyme Group Pte Ltd. ("Tyme") as the lead of its series D funding round. Tyme operates under a hybrid model that combines a customer-centric digital banking platform with physical experiences, delivered in partnership with nationwide retailers through digital kiosks and bank ambassadors. Tyme specializes in emerging markets populations including South Africa and the Philippines.
●	In September 2024, the Company announced the repositioning of Nucoin as part of a new loyalty program being developed for Nubank's customers, which led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoin. As result, the Group recorded US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoin within the new loyalty program, as well as US$8 million attributable to the impairment expenses of certain capitalized intangible assets associated with the liquidity pool feature.
●	On July 31, 2024, we completed the acquisition of Hyperplane, a U.S.-based AI platform specialized in enabling financial institutions to launch personalized customer experiences through foundation models, which we believe will accelerate Nu's AI development across products.

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

Form 20-F | 2025	168

The FX Neutral measures for the years ended December 31, 2025, 2024 and 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such years by the average Brazilian reais/U.S. dollars exchange rates for the years ended December 31, 2025, 2024 and 2023 (R$5.3937 and R$4.9952, to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2025 (R$5.5848 to US$1.00), so as to present what certain of our statement of income amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2025.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the years 2025, 2024 and 2023, as reported by Bloomberg.

	As reported					FX Neutral measures
	For the years ended			Percentage		For the years ended			Percentage
	December 31,			change (%)		December 31,			change (%)
	2025	2024	2023	2025 /2024	2024/ 2023	2025	2024	2023	2025/ 2024	2024/ 2023
(In US$ millions, other than percentages) Adjusted Net Income (Loss):
Net income (loss) attributable to shareholders of the parent company	2,868.9	1,972.1	1,030.6	45.5%	91.4%	2,868.9	1,904.6	921.8	50.6%	123.1%
Share-based compensation	359.0	408.2	289.3	-12.1%	41.1%	359.0	394.2	258.8	-8.9%	64.5%
Allocated tax effects on share-based compensation (1)	(125.8)	(137.3)	(89.7)	-8.4%	53.1%	(125.8)	(132.6)	(80.2)	-5.1%	78.5%
Hedge of the tax effects on share-based compensation	(29.5)	(35.5)	(33.7)	-16.9%	5.3%	(29.5)	(34.3)	(30.1)	-14.0%	22.9%
Adjusted Net Income (Loss) for the year	3,072.6	2,207.5	1,196.5	39.2%	84.5%	3,072.6	2,131.9	1,070.2	44.1%	115.1%

(1)	Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

Description of Principal Line Items

The following is a summary of the principal line items comprising our consolidated statements of income.

Form 20-F | 2025	169

Total revenue

Our total revenue consists of the sum of our interest income and gains net of losses on financial instruments and fee and commission income, as detailed below:

Interest income and gains net of losses on financial instruments

Our interest and other financial income consists of interest income on loans, credit card receivables (revolving and interest-bearing installment transactions), other receivables and other assets at amortized cost are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, interest is calculated from the due date of the credit card bill that was not fully paid.

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

●	Credit and prepaid card income. Represent fees to authorize and provide settlement on credit and prepaid card transactions processed through the Mastercard network and are determined as a percentage of the total payment processed. Interchange fees, net of rewards revenue, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Interchange income is withheld from the amount to be paid to third parties. Additionally, there are revenues recognized from performance-linked contracts, including incentive mechanisms linked to prepaid and credit transaction volume performance and other performance obligations. These revenues are recognized on a straight-line basis until all performance obligations have been satisfied
●	Late fees. Comprises fees charged when credit card bills are not paid at the due date by customers. Late Fees are directly associated with products such as credit cards receivables or loans. The revenue from these services provided to customers is accounted for under service revenue due to factors such as the existence of a contract and the transfer of service to the customer. Additionally, late fees are based on a fixed amount (based on a fixed rate incurred on the value of the installment) associated with these services provided.
●	Insurance Commission. Represents brokerage commission income from third-party life insurance providers for sales made through our app.
●	Other fee and commission income. Mainly consists of: (i) recharge expenses, or the selling price of prepaid telephone credits to customers, net of acquisition costs, (ii) commission income from the issuance of boletos (banking payment slips), which is a printable document issued by merchants that is used to make payments in Brazil, (iii) fee income for cash withdrawals, and (iv) commission from partners for their sales made on our marketplace.

Form 20-F | 2025	170

Fee and commission income is shown net of Brazilian federal income taxes. For more information on our revenue recognition policies, see note 4 of our audited consolidated financial statements.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided consists of the sum of our interest and other financial expenses, transactional expenses and expected credit loss, as detailed below:

Interest and other financial expenses

Interest and other financial expenses include: (i) interest expense accrued on deposits; (ii) interest expense relating to interest on repurchases agreements, borrowings and financing, and (iii) discounts on renegotiations of credit card and loans.

Transactional expenses

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, fulfillment costs relating to the rewards program upon point redemption by customers, and other payment-related costs. For further information on these costs, see note 6 to our audited consolidated financial statements. The most relevant transactional expenses are:

●	Payments and network costs, which comprise costs of the issuance of boletos (banking payment slips) by banks; costs related to our payment scheme license, i.e., a fee paid to Mastercard to enable communications between network participants, fees charged by other payment mode (such as Apple Pay), costs associated with customer withdrawals made at partner banks, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.
●	Rewards expenses, which comprise the costs incurred to fulfill the redemption of rewards points by our customers;
●	Financial system expenses, which are mainly related to financial services expenses such as fees over financial transactions, expenses with clearinghouses, and
●	Other transaction expenses, which are mainly related to operational losses such as chargebacks and fraud. Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event of a billing dispute between a cardholder and the other participant in the credit transaction process that is resolved in favor of the customer. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargebacks or refunds from other participants, or if they refuse to or are unable to reimburse us for chargebacks or refunds due to closure, bankruptcy, or other circumstances, we bear the loss for the amounts paid to the cardholder.

Expected credit loss

Expected credit loss includes losses associated with our credit card and loans receivable from our customers. We expect our credit loss to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of credit card and loans receivable. Additionally, credit loss also includes reversals of provisions and recoveries and are decreased by recoveries, when the customer pays us after the write-off of the receivable.

Form 20-F | 2025	171

Gross profit

Gross profit consists of our total revenue minus total cost of financial and transactional services provided.

Operating expenses

Operating expenses are segregated into customer support and operations, general and administrative expenses, marketing expenses, other expenses and other income.

Customer support and operations

Customer support and operations are represented by all the expenses incurred in our process of providing services to our customers, including:

●	Infrastructure and data processing costs include technology, software, and other related costs, primarily related to the cloud infrastructure used by us and other software used in providing services to our customers. These costs associated exclusively with customers’ transactions are presented as “customer support and operations.” Infrastructure and data processing costs also include costs associated with credit and prepaid card fees paid to Mastercard on a quarterly basis based on the number of active cards;
●	Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs that are not associated with the initial credit analysis of an applicant are presented as “customer support and operations”;
●	Customer services costs primarily include our costs associated with customer services provided by service providers. The costs that are not exclusively related to the acquisition of new customers are presented as “customer support and operations”;
●	Salaries and associated benefits expenses for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations”;
●	Credit and prepaid card issuance costs include printing, packing, shipping and other costs. Costs related to the first card of a customer are initially recorded as “deferred expenses” assets included in “other assets” and then amortized. The amortization related to the first card of the customer is presented as “general and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “customer support and operations”; and
●	Share-based compensation corresponds to the cost of our share-based programs and awards issued for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations”.

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

Form 20-F | 2025	172

●	Share-based compensation corresponds to the cost of our share-based programs and awards issued;
●	Specialized services expenses comprise miscellaneous costs from service providers; and
●	Other personnel costs are related to expenses related to medical assistance, meal benefit, life insurance, transportation and other benefits provided to all employees, excluding the part allocated as customer support and operations, as stated above.

Marketing expenses

Marketing expenses relate to the production and distribution of our branding and advertising campaigns on media, online advertising, the positioning of our products on internet search platforms and expenses incurred in relation to trade marketing at events. It also contains salaries and benefits to employees dedicated exclusively to these activities.

Other expenses/ other income

Other expenses primarily consist of other expenses not classified in the foregoing categories of operating expenses. Furthermore, other expenses are also composed of taxes on financial income, which include federal taxes on financial revenue, such as interest income and gains on financial instruments and similar financial activities according to Brazilian tax rules.

Other income primarily relates to foreign exchange gains and losses on foreign transactions and monetary adjustments on recoverable taxes.

Share of loss in associates

Share of loss in associates refers to the result recognized using the equity method, representing the share of the period's income/loss of an associate in which the Group has significant influence.

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

Our subsidiaries are subject to different income tax regimes and statutory rates. The table presents the statutory income tax rates in percentages for the main countries in which we operate:

Statutory income tax rates	2025	2024	2023
Brazil	40%	40%	40%
Colombia	35%	35%	35%
Mexico	30%	30%	30%

Form 20-F | 2025	173

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

Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table sets forth our statements of income data for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024	Variation ($)	Variation (%)
	(in US$ millions)
Interest income and gains net of losses on financial instruments	13,434.7	9,631.0	3,803.7	39.5%
Fee and commission income	2,340.1	1,886.1	454.1	24.1%
Total revenue	15,774.8	11,517.1	4,257.8	37.0%
Interest and other financial expenses	(4,578.7)	(2,834.9)	(1,743.8)	61.5%
Transactional expenses	(366.2)	(260.3)	(105.9)	40.7%
Expected credit loss	(4,204.9)	(3,169.0)	(1,035.9)	32.7%
Total cost of financial and transactional services provided	(9,149.8)	(6,264.2)	(2,885.6)	46.1%
Gross profit	6,625.0	5,252.8	1,372.2	26.1%

Operating expenses
Customer support and operations	(651.8)	(604.6)	(47.2)	7.8%
General and administrative expenses	(1,420.5)	(1,256.1)	(164.4)	13.1%
Marketing expenses	(302.8)	(246.4)	(56.4)	22.9%
Other income	130.1	56.0	74.1	132.3%
Other expenses	(507.9)	(406.6)	(101.3)	24.9%
Total operating expenses	(2,752.9)	(2,457.7)	(295.2)	12.0%

Share of loss in associates	(3.7)	-	(3.7)

Income before income taxes	3,868.4	2,795.2	1,073.2	38.4%

Income taxes	(996.7)	(823.1)	(173.6)	21.1%

Net income for the year	2,871.7	1,972.1	899.6	45.6%
Net income attributable to shareholders of the parent company	2,868.9	1,972.1	896.8	45.5%
Net income attributable to non-controlling interests	2.8	-	2.8	n.m

Form 20-F | 2025	174

Total revenue

Total revenue for the year ended December 31, 2025 was US$15,774.8 million, an increase of US$4,257.8 million, or 37.0%, from US$11,517.1 million for the year ended December 31, 2024, primarily attributable to a significant growth in 2025 in our revenues related to interest income from our credit card and loan operations as well as credit and prepaid card income (as total purchase volume grew 29%). Contributing to this increase was the higher interest income from the consumer finance portfolio that can be attributed to the expansion of personal loans and credit cards. Also, the credit and prepaid card income increased US$339.7 million, an increase of 24.6% compared to US$1,380.6 million for the year ended December 31, 2024 driven by purchase volume growth of 17%. The components of our total revenue are detailed below:

	For the Years Ended December 31, (in US$ millions)		Variation ($)	Variation (%)
	2025	2024
Interest income – credit card	4,597.8	3,802.4	795.4	20.9%
Interest income – loan	4,784.3	3,038.7	1,745.6	57.4%
Interest income – other assets at amortized cost	2,284.6	1,279.0	1,005.6	78.6%
Interest income – other receivables	361.7	324.2	37.5	11.6%
Interest income and gains net of losses - financial instruments at fair value	1,359.5	1,288.0	71.5	5.6%
Other	46.9	(101.2)	148.1	(146.3)%
Total interest income and gains net of losses on financial instruments	13,434.8	9,631.1	3,803.7	39.5%
Credit and prepaid card income	1,720.3	1,380.6	339.7	24.6%
Late fees	385.0	287.5	97.5	33.9%
Insurance commission	35.5	29.1	6.4	22.0%
Other fee and commission income	199.2	188.9	10.3	5.5%
Total fee and commission income	2,340.0	1,886.1	453.9	24.1%
Total revenue	15,774.8	11,517.2	4,257.6	37.0%

Form 20-F | 2025	175

Total interest income and gains net of losses on financial instruments. Total interest income and gains net of losses on financial instruments for the year ended December 31, 2025 was US$13,434.8 million, an increase of US$3,803.7 million, or 39.5%, from US$9,631.1 million for the year ended December 31, 2024, primarily attributable to (i) an increase in interest income from the loan portfolio (US$1,745.6million, or 57.4% increase in interest income - loan), mainly driven by the growth in customer base, an increase in 16.8 million customers or 14.7% in 2025, and consequent increase in purchased volume; and (ii) an increase of US$1,005.6 million, or 78.6% in Interest income – other assets at amortized cost, due to growth in voluntary deposits, as a result of the expansion of our deposit portfolio, and an increase of securities at amortized cost.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2025 was US$2,340 million, an increase of US$453.9 million, or 24.1%, from US$ 1,886.1 million for the year ended December 31, 2024, primarily attributable to (i) an increase of US$ 339.7 million, or 24.6% in credit and prepaid card income arising from the increased purchased volume with credit and prepaid card resulting from an increase in the number of customers and (ii) an increase of US$97.5 million, or 33.9% in late fees, as a result of the portfolio growth of 58% in 2025.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2025 was US$9,149.7 million, an increase of US$2,885.5 million, or 46.1%, from US$6,264.2 million for the year ended December 31, 2024, as detailed below.

	For the Years Ended December 31, (in US$ millions)		Variation ($)	Variation (%)
	2025	2024
Interest expense on deposits	(3,876.5)	(2,342.2)	(1,534.3)	65.5%
Interest expense on repurchases agreements, borrowings and financing	(429.7)	(259.4)	(170.3)	65.7%
Other interest and similar expenses	(272.5)	(233.2)	(39.3)	16.9%
Interest and other financial expenses	(4,578.7)	(2,834.8)	(1,743.9)	61.5%
Payments and network costs	(107.6)	(83.6)	(24.0)	28.7%
Rewards expenses	(138.2)	(68.5)	(69.7)	101.8%
Financial system expenses	(15.5)	(15.0)	(0.5)	3.3%
Other transactional expenses	(104.8)	(93.3)	(11.5)	12.3%
Total transactional expenses	(366.1)	(260.4)	(105.7)	40.6%
Expected credit loss	(4,204.9)	(3,169.0)	(1,035.9)	32.7%
Total cost of financial and transactional services provided	(9,149.7)	(6,264.2)	(2,885.5)	46.1%

Form 20-F | 2025	176

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2025 were US$4,578.7 million, an increase of US$1,743.9 million, or 61.5%, from US$2,834.8 million for the year ended December 31, 2024, mainly attributable to: (i) an increase of US$1,534.3 million or 65.5% in interest expenses on deposits due to an increase in the volume of deposits of US$13.0 billion, or 45.3%, reaching US$41.9 billion as of December 31, 2025, compared to US$28.9 billion as of December 31, 2024, mainly related to the increase in customer base, and (ii) an increase of US$170.3 million or 65.7% in interest expenses on repurchases agreements, borrowings and financing mainly related to the increase in interest expenses due to the increase in financial letters issued during the year and repurchase agreements.

Transactional expenses. Transactional expenses for the year ended December 31, 2025 were US$366.1 million, an increase of US$105.7 million, or 40.6% from US$260.4 million for the year ended December 31, 2024, primarily attributable to: (i) an increase of US$69.7 million or 101.8% in rewards expenses, (ii) an increase of US$24.0 million or 28.7% in payments and network costs; and (iii) an increase of US$11.5 million or 12.3% in other transactional expenses reflecting an increase in operational losses and costs to improve our infrastructure. The transactional expenses increase is related to the growth of Nu's customer base and purchase volume.

Expected Credit loss. Expected credit loss for the year ended December 31, 2025 were US$4,204.9 million, an increase of US$1,035.9 million, or 32.7%, from US$3,169.0 million for the year ended December 31, 2024, and it was comprised of an increase in expected credit loss for credit card receivables of US$342.9 million, or 17.0%, and an increase in ECL expenses for loans to customers of US$666.7 million, or 58.0%. The increase for credit card receivables reflects a growth in the purchase volume and the credit card balances to US$21.7 billion as of December 31, 2025, from US$14.6 billion as of December 31, 2024. The increase for loans to customers reflects mainly the growth in the loan portfolio to US$9.4 billion as of December 31, 2025, from US$5.3 billion as of December 31, 2024, or an increase of US$4.1 billion or 77%. The total ECL for credit cards and loans was 15.4% of the total receivable, remaining stable compared as of December 31, 2024, when it was also 15.4%. This stability reflects that the increase in the ECL was primarily driven by the growth of our total portfolio and remained aligned with its underlying credit quality. For more information, see notes 13 for credit card receivables and 14 for loans to customers to our audited consolidated financial statements.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2025 was US$6,625.0 million, an increase of US$1,372.1 million, or 26.1%, compared to US$5,252.9 million for the year ended December 31, 2024. Our gross margin (gross profit divided by total revenue) decreased, reaching 42.0% for the year ended December 31, 2025, compared to 45.6% for the year ended December 31, 2024.

Form 20-F | 2025	177

Operating expenses

Operating expenses for the year ended December 31, 2025 were US$2,752.9 million, an increase of US$295.2 million, or 12.0%, from US$2,457.7 million for the year ended December 31, 2024. Operating expenses represented 17.5% of our total revenue in 2025, compared to 21.3% in 2024. The main changes leading to the increase/decrease in operating expenses in the year are explained below.

	For the years ended December 31, (in US$ millions)
	2025	2024	Variation ($)	Variation (%)
Operating expenses
Customer support and operations	(651.8)	(604.6)	(47.2)	7.8%
General and administrative expenses	(1,420.5)	(1,256.1)	(164.4)	13.1%
Marketing expenses	(302.8)	(246.4)	(56.4)	22.9%
Other income	130.1	56.0	74.1	132.3%
Other expenses	(507.9)	(406.6)	(101.3)	24.9%
Total operating expenses	(2,752.9)	(2,457.7)	(295.2)	12.0%

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2025 were US$651.8 million, an increase of US$47.2 million, or 7.8%, from US$604.6 million for the year ended December 31, 2024, primarily attributable to (i) an increase of US$13.5 million in credit and prepaid card issuance costs, (ii) an increase US$16.1 million in expenses with credit analysis and collection costs, (iii) an increase US$13.4 million in expenses with Infrastructure and data processing costs and (iv) US$10.0 million in expenses with depreciation and amortization, mainly driven by the increase of internally developed intangibles, which totaled an addition of US$285.7 million for the year ended December 31, 2025. See note 19 to our audited consolidated financial statements for more details. Each of (i), (ii) and (iii) was driven by the increase of new customers volume in 2025, reaching 131.0 million customers for the year ended December 31, 2025 from 114.0 million customers for the year ended December 31, 2024, resulting in an increase of 15.0%.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2025 were US$1,420.5 million, an increase of US$164.4 million, or 13.1%, from US$1,256.1 million for the year ended December 31, 2024, primarily attributable to: (i) an increase US$59.9 million in expenses with Infrastructure and data processing costs, (ii) an increase of US$59.4 million in salaries and associated benefits due to an increase in the compensation paid and the associated social charges and (iii) an increase of US$22.8 million in other expenses due to increases in lawsuits and legal losses.

Marketing expenses. Marketing expenses for the year ended December 31, 2025 were US$302.8 million, an increase of US$56.4 million, or 22.9%, from US$246.4 million for the year ended December 31, 2024, primarily due to an increase of US$54.4 million in expenses related to digital and traditional advertising expenses.

Form 20-F | 2025	178

Other expenses. Other expenses for the year ended December 31, 2025 were US$507.9 million, an increase of US$101.3 million, or 24.9%, from an expense of US$406.6 million for the year ended December 31, 2024, primarily attributable to an increase of US$100.3 million in taxes on financial income.

Other income. Other income for the year ended December 31, 2025 was an income of US$130.1 million, an increase of US$74.1 million, or 132.3%, from an income of US$ 56.0 million for the year ended December 31, 2024, primarily attributable to an increase of US$100.3 million in monetary adjustments on recoverable taxes.

Share of loss in associates

The share of loss from associates for the year ended December 31, 2025, was US$3.7 million. There was no share of loss from associates for the year ended December 31, 2024, as the investment was completed in December 2024 and the equity pickup was recorded from January 2025.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2025 was US$3,868.4 million, an increase of US$1,073.3 million, or 38.4%, from US$2,795.1 million for the year ended December 31, 2024.

Income taxes

Income taxes for the year ended December 31, 2025 were a tax expense of US$996.7 million, an increase of US$173.6 million, from a tax expense of US$823.1 million for the year ended December 31, 2024. The effective income tax rates were 25.8% and 29.4% in the years 2025 and 2024, respectively. The decrease in the effective tax rate was primarily due to the recognition of deferred tax assets to be realized from 2026 onwards. For more information, see notes 30 for income taxes to our audited consolidated financial statements.

Net income for the year

As a result of the foregoing, net income for the year ended December 31, 2025 was US$2,871.7 million, an increase of US$899.6 million, or 45.6%, from a net income of US$1,972.1 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects -A. Operating Results - Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023“ of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025.

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

Form 20-F | 2025	179

Brazil

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar since December 31, 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar since December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar since December 31, 2023. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.502 per US$1.00 on December 31, 2025, which reflected a 11.1% appreciation in the real against the U.S. dollar since December 31, 2024. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank of Brazil on each business day during monthly and annual periods, as applicable. As of December 31, 2025, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$5.502 per US$1.00.

Year	Year-end	Average[1]	Low[2]	High[3]

2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.392	4.854	6.199
2025	5.502	5.586	5.273	6.209

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Form 20-F | 2025	180

Month	Period-end	Average[1]	Low[2]	High[3]
October 2025	5.384	5.453	5.295	5.574
November 2025	5.334	5.341	5.273	5.395
December 2025	5.502	5.386	5.321	5.498
January 2026	5.230	5.338	5.184	5.437
February 2026	5.150	5.201	5.138	5.259
March 2026	5.219	5.232	5.160	5.288
April 2026 (through April 6, 2026)	5.153	5.160	5.153	5.166

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Mexico

For the last years, the Foreign Exchange Commission of the Mexican government has maintained a policy of nonintervention in the foreign exchange markets, other than conducting auctions for the purchase of U.S. dollars, aimed at ensuring financial stability of the local foreign exchange market. Although Mexico has not had in effect any exchange controls in recent years, these controls have existed and have been in effect in the past. We cannot guarantee that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

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

Year	Year-end	Average[1]	Low[2]	High[3]

2021[4]	20.584	20.282	19.579	21.819
2022	19.509	20.114	19.166	21.333
2023	16.967	17.730	16.673	19.475
2024	20.883	18.331	16.337	20.883
2025	18.008	19.198	17.893	20.819

Source: Central Bank of Mexico.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.
4.	Series used for 2020 and 2021 are FIX exchange rates of 2 days after “determination”.

Form 20-F | 2025	181

Month	Period-end	Average[1]	Low[2]	High[3]
October 2025	18.580	18.435	18.324	18.580
November 2025	18.295	18.413	18.295	18.656
December 2025	18.008	18.077	17.893	18.310
January 2026	17.420	17.648	17.218	17.985
February 2026	17.232	17.217	17.129	17.408
March 2026	17.925	17.784	17.285	18.129
April 2026 (through April 6, 2026)	17,767	17,779	17,767	17,832
1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

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

Form 20-F | 2025	182

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

Year	Year-end	Average[1]	Low[2]	High[3]

2021	3,981.16	3,743.09	3,420.78	4,023.68
2022	4,810.20	4,255.44	3,706.95	5,061.21
2023	3,822.05	4,325.05	3,822.05	4,989.58
2024	4,409.15	4,071.35	3,763.43	4,478.21
2025	3,757.08	4,052.71	3,706.94	4,416.69

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the year.
2.	Represents the minimum of the exchange rates on the closing of each business day during the year.
3.	Represents the maximum of the exchange rates on the closing of each business day during the year.
Month	Period-end	Average[1]	Low[2]	High[3]
October 2025	3,870.42	3,877.84	3,808.12	3,933.31
November 2025	3,744.43	3,786.18	3,716.73	3,872.47
December 2025	3,757.08	3,791.47	3,706.94	3,874.71
January 2026	3,670.47	3,703.00	3,630.33	3,790.77
February 2026	3,766.30	3,675.64	3,622.00	3,766.30
March 2026	3,669.96	3,717.56	3,668.89	3,797.64
April 2026 (through April 6, 2026)	3,675.81	3,673.19	3,660.10	3,675.81

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the month.
2.	Represents the minimum of the exchange rates on the closing of each business day during the month.
3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Form 20-F | 2025	183

B.	Liquidity and Capital Resources

Cash flows

As of December 31, 2025 and 2024, we had US$15,003.6 million and US$9,185.7 million, respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months and beyond. The following table shows the generation and use of cash for the years indicated:

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions)
Cash flows generated from operating activities	3,500.5	2,399.1	1,266.2
Cash flow (used in) / generated from investing activities	(342.3)	(330.6)	(177.0)
Cash flow (used in) / generated from financing activities	2,290.2	727.7	425.2
Increase (decrease) in cash and cash equivalents	5,448.4	2,796.2	1,514.4
Cash and cash equivalents – end of the year	15,003.6	9,185.7	5,923.4

Our cash and cash equivalents include reverse repurchase agreements, short-term investments, bank account balances, securities, voluntary deposits at central banks and other cash and cash equivalents. The reverse repurchase agreements substantially have one-day maturities and have an immaterial risk of change in value. Short-term investments and securities are highly liquid investments with original maturities of three months or less and with an immaterial risk of change in value. Voluntary deposits at central banks are deposits made by the subsidiaries in Brazil, Mexico and Colombia at the Central Bank, considering liquidity strategies from the Treasury, and are considered as cash and cash equivalents as they mature in one business day. For more information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2025 were US$3,500.5 million, an increase of US$1,101.4 million from a cash flow generated from operating activities of US$2,399.1 million in the year ended December 31, 2024. Our net income for the year ended December 31, 2025, was US$2,871.7 million, an increase of US$899.6 million from US$1,972.1 million net income for the year ended December 31, 2024. The total balance after the adjustments to reconcile net income for the year to cash used in operating activities for the year ended December 31, 2025 was US$7,873.1 million, compared to US$5,320.1 million for the year ended December 31, 2024, mainly as a result of (i) an increase in expected credit loss to US$4,701.1 million in the year ended December 31, 2025, compared to US$3,469.0 million in the year ended December 31, 2024, offset by (ii) a decrease in deferred income taxes by US$427.3 million in the year ended December 31, 2025, compared to US$713.4 million in the year ended December 31, 2024, and (iii) an increase in interest accrued to US$288.7 million in the year ended December 31, 2025, compared to US$179.2 million in the year ended December 31, 2024. Also, the cash flow generated from operating activities was impacted by the changes in our operation assets and liabilities were principally affected by an increase in cash outflows for credit card receivables, loans to customers and compulsory and other deposits at central banks partly compensated by cash inflows from higher volume of deposits, payables to network and interest received.

Form 20-F | 2025	184

Investing activities. Our net cash flows used in investing activities for the year ended December 31, 2025 were US$342.3 million, an increase of US$11.7 million, from US$330.6 million for the year ended December 31, 2024, primarily due to an increase in acquisition and development of intangible assets during December 31, 2025.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2025 were US$2,290.2 million, an increase of US$1,562.5 million from US$ 727.7 million for the year ended December 31, 2024. The increase in the cash generated resulted primarily from the net effect of an increase in proceeds from borrowings and financing, considering new borrowings registered, to US$2,823.5 million in the year ended December 31, 2025 compared to US$1,309.9 million in the year ended December 31, 2024.

.As a result of the foregoing, cash and cash equivalents as of December 31, 2025 were US$15,003.6 million, an increase of US$5,817.9 million, from US$9,185.7 million as of December 31, 2024.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023“ of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025.

Indebtedness

As of December 31, 2025, our indebtedness was composed of US$4,398,216 million in borrowings and financing and US$29,197 million in lease liabilities. The following is a description of our material indebtedness as of December 31, 2025:

Borrowings and financing

Borrowings and financing are composed of a margin loan credit facility denominated in US dollars issued by our subsidiaries in Brazil, indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread; and a syndicated loan denominated in Colombian Pesos by our Colombian subsidiary, Nu Colombia S.A., or “Nu Colombia”, indexed by Colombian Reference Banking Indicator or the “IBR”. This line is composed of financial bills issued by our subsidiaries in Brazil, denominated in Brazilian reais. The IFC B Loan disbursed in 2023 is USD-denominated, indexed to Libor and counts on interest-rate hedge.

On September 27, 2024, our Colombian subsidiary Nu Colombia entered into a credit facility with United States International Development Finance – DFC with a total commitment of US$150 million and an interest rate of SOFR + 2.90%. The commitment period of the facility ends on March 27, 2026. This term loan credit facility is guaranteed by us. As of December 31, 2024, US$150 million was outstanding under this credit facility, and US$50 million has been disbursed on October 18, 2024, maturing on October 15, 2027. During the year ended December 31, 2025, Nu Colombia fully prepaid the US$50 million; and the total outstanding on the facility was reduced to a committed undisbursed amount of US$100 million.

During the years ended December 31, 2025 and 2024, the Company obtained a margin loan credit facility, which Nu entered into through Nu Financeira, secured by government securities and sovereign bonds as collateral. As of December 31, 2025, the balance of this margin loan was US$1,868,626 (US$201,493 as of December 31, 2024). The maturity for these loans is from March 2026 to January 2027.

Form 20-F | 2025	185

As of December 31, 2025, Nu Financeira had issued financial bills denominated in Brazilian reais, indexed to a percentage of the CDI or to CDI plus a fixed spread. The balance of these financial bills was US$2,529,590 (US$1,178,603 as of December 31, 2024).

Lease liabilities

Lease liabilities correspond to lease agreements for certain items in our operations, primarily in connection with leasing office space under agreements that are generally indexed to Brazilian reais or Mexican Pesos, as applicable.

Capital Expenditures

In the years ended December 31, 2025, 2024 and 2023, we made capital expenditures (defined as cash payments to acquire property, plant and equipment or intangible assets) of US$340.8 million, US$175.0 million and US$177.0 million, respectively.

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

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2025:

	Payments Due By Period as of December 31, 2025
	Up to 1 month	1 to 3 months	3-12 months	Over 12 months	Total
	(In US$ millions)
Deposit (1)
Banking deposit receipt (Recibo de Depósito Bancário - RDB)	31,248.8	466.1	947.4	295.6	32,957.9
Banking certificate of deposit (CDB)	28.6	130.6	227.1	129.0	515.3
Borrowings and financing	87.7	336.2	2,240.7	2,318.7	4,983.3
Total	31,365.1	932.9	3,415.2	2,743.3	38,456.5
(1)	Gross nominal outflows for deposits were calculated considering the exchange rate of R$5.496 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2025 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

Form 20-F | 2025	186

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”

D.	Trend Information

For discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Overview—Our Attractive Opportunity—Powerful Secular Trends”; “Item 4. Information on the Company—B. Business Overview—Our Market—Industry Background—the Latin American Financial Services Industry is Ready to Be Reinvented” and “Item 5. Operating and financial review and prospects —A. Operating Results.”

E.	Critical Accounting Estimates

For further information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see note 5 – Significant accounting judgments, estimates and assumptions to our audited consolidated financial statements (see Item 17 of this annual report).

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by our board of directors and by our management team, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Board of Directors

As of April 8, 2026, our board of directors was composed of nine members. Our Memorandum and Articles of Association provide that each director holds office until the next annual general meeting following the annual general meeting at which such director was elected. None of our board members have contracts that provide for benefits upon termination of employment.

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

Form 20-F | 2025	187

Name	Age	Position(s)
David Vélez Osorno	44	Founder, Chairman and Chief Executive Officer
Anita Mary Sands	49	Lead Independent Director(1)*
David Alexandre Marcus	52	Director (2)
Douglas Mauro Leone	68	Director(2)*
Diego Piacentini	65	Director*
Jacqueline Dawn Reses	56	Director(2)*
Luis Alberto Moreno Mejía	72	Director(2)*
Rogério Paulo Calderón Peres	64	Director(1)*
Thuan Quang Pham	58	Director (1)*

(1)	Member of the Audit and Risk Committee
(2)	Member of the Compensation and People Committee
*	Independent Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is c/- Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

David Vélez Osorno is our Founder, the Chairman of our Board of Directors and our Chief Executive Officer. Before founding Nu in 2013, David was a partner at Sequoia Capital, in charge of the firm’s Latin American investments group. Before Sequoia, David worked in investment banking and growth equity at Goldman Sachs, Morgan Stanley and General Atlantic. He holds a Bachelors of Science in Management Science and Engineering and a Masters in Business Administration, both from Stanford University.

Anita Mary Sands is a member of our Board of Directors, a position she has held since October 2020. She has acted as our Lead Independent Director since October 2022, and is also a member of our Audit and Risk Committee since June 2021. Dr. Sands has served on the board of directors of ServiceNow, Inc. since July 2014, besides other private boards of directors, such as JumpCloud, Inc. (since December 2021), Cyderes (since January 2022) and Rokt (since January 2025). She also served on the boards of directors of Circle Internet Financial, Inc. (2022 until 2024), Pure Storage, Inc. (2015 until 2021), Khosla SPAC (2021), and SVF SPAC (2021 until 2023). Most recently, she returned to the management side of the corporate environment joining General Catalyst as Vice Chair and Head of Growth (January 2026). From April 2012 to September 2013, Dr. Sands served as group managing director, head of change leadership and a member of the wealth management Americas executive committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was group managing director and chief operating officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Dr. Sands was a transformation consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was managing director, head of transformation management at Citigroup N.A.’s global operations and technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and the Canadian Imperial Bank of Commerce (CIBC). Dr. Sands holds a Bachelor’s of Science in Physics and Applied Mathematics and a Doctoral Degree in Atomic and Molecular Physics, both from The Queen’s University of Belfast, Northern Ireland, and a Master’s of Science in Public Policy and Management from Carnegie Mellon University. She is also a former James Wei Visiting Professor in Entrepreneurship at Princeton University.

Form 20-F | 2025	188

David Alexandre Marcus is a member of our Board of Directors, a position he has held since March, 2023. He is also a member of our Compensation and People Committee since March 2023. Mr. Marcus is CEO and co-founder of Lightspark. Lightspark is an open global money movement platform at the intersection of fiat payment systems and Bitcoin and Stablecoin networks. Most recently he led all payments and crypto efforts at Meta. In 2018, Mr. Marcus started Diem (fka Libra). He joined Meta in 2014, then called Facebook, to lead Messenger which he took from under 200M monthly users to over 1.5B. Previously, he was PayPal’s President. A lifelong entrepreneur, Mr. Marcus launched two companies in Europe, then founded mobile payments company Zong in Silicon Valley, which was acquired by PayPal in 2011.

Diego Piacentini is a member of our Board of Directors, a position he has held since April 2026. Mr. Piacentini is the founder of View Different, a venture firm that invests in entrepreneurs using technology to reshape traditional industries. He served as Senior Vice President of International Consumer Business at Amazon for 16 years, overseeing operations in Europe, Asia, and emerging markets. Before Amazon, he held senior roles at Apple, including leading its European business. In the public sector, Mr. Piacentini served a two-year term as the Italian government's Special Commissioner for the Digital Agenda, leading initiatives to modernize public services through technology. He also serves as non-executive director of The Economist Group, DoorDash and Voi Technologies, executive advisor to KKR, and board member or mentor to organizations including Endeavor and the Institute for Health Metrics and Evaluation (IHME). Mr. Piacentini holds a B.S. in Economics from Bocconi University.

Douglas Mauro Leone is a member of our Board of Directors, a position he has held since 2016. He has also been a member of our Compensation and People Committee since July 2021. Doug is a Partner at Sequoia Capital, which he joined in 1988 and became Partner in 1993. At Sequoia, from 2012 to 2022, he served as its Global Managing Partner, and from 1996 to 2012 he served as Co-Head of the Partnership. Doug also serves on the board of directors of [24]7, Cresta, Cyera, Island.io, Sequoia Heritage, Soley Pharmaceutical, StrongDM, Trade Republic, Wiz, and Zafran. Before Sequoia, Doug began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer. He holds a Bachelor’s of Science in Mechanical Engineering from Cornell University, a Master’s of Science in Industrial Engineering from Columbia University, and a Master’s of Science in Management from the Massachusetts Institute of Technology.

Jacqueline Dawn Reses is a member of our Board of Directors, a position she has held since March 2021. She has also been the Chair of our Compensation and People Committee since July 2021, and acted as a member of our Audit and Risk Committee from June 2021 until December 2023. She is the current Chairwoman and Chief Executive Officer of Lead Bank (since October 2021) and most recently served as executive chair of Square Financial Services LLC and capital lead at Block, Inc. (Square, Inc.), a publicly traded financial services company, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. She serves on the board of directors of Affirm and TaskUs. She holds a Bachelor’s of Science in Economics with honors from the Wharton School of the University of Pennsylvania.

Form 20-F | 2025	189

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

Rogério Paulo Calderón Peres is a member of our Board of Directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A. and Itaú Unibanco Holdings S.A. between 2007 and 2014, and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He also serves as a Board member in Alupar Investimentos S.A. since December 2016, and in Grupo Casas Bahia S.A. since September 2019 being also part of its Audit and Finance Committees, all of them listed companies in Brazil. He holds a Bachelor’s in Business Administration from Fundação Getulio Vargas and a Bachelor’s in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, Fundação Getulio Vargas and Fundação Dom Cabral.

Thuan Quang Pham is our Board Member and also Member of our Audit and Risk Committee since September 2022. He is the current CTO of Faire (since May 2024). Mr. Pham served as Chief Technology Officer of Coupang from September 2020 until September 2022, and of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President of R&D – Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology.

Management Team

Our management team is responsible for the management and representation of our company.

The following table lists the current officers who are members of our management team:

Form 20-F | 2025	190

Name	Age	Position(s)
David Vélez Osorno	44	Chief Executive Officer
Cristina Helena Zingaretti Junqueira	43	Chief Growth Officer and US CEO
Ethan Eismann	49	Chief Design Officer
Eric Cristhopher Young	49	Chief Technology Officer
Guilherme Marques do Lago	47	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	49	Chief Risk Officer
Livia Martines Chanes	43	Brazil Chief Executive Officer
Roberto de Oliveira Campos Neto	56	Executive Vice-Chairman and Global Head of Public Policy
Suzana Kubric	46	Chief People Officer

The following is a brief summary of the business experience of the members of our management team. Unless otherwise indicated, the current business address for our management team is Rua Capote Valente, 39 – Pinheiros, São Paulo, Brazil.

David Vélez Osorno. See “—Board of Directors.”

Cristina Helena Zingaretti Junqueira is our Co-Founder and Chief Growth Officer of the Group since August 2022. In addition to her group-wide responsibilities, she is currently dedicated to the development of Nu’s future banking operations in the United States, a project she is expected to lead as CEO upon its launch. Before founding Nu in 2013, she worked for several years at Itaú Unibanco S.A. with consumer credit, card products and marketing. She was recently featured in the Financial Time’s 25 Most Influential Women for the year of 2024. Cristina holds an Engineering Bachelors degree and a Masters degree from Universidade de São Paulo (USP), and also an MBA from Northwestern University’s Kellogg School of Management.

Eric Cristhopher Young is our Chief Technology Officer, who started at Nubank on August 18, 2025. Most recently, he served as Senior Vice President of Engineering at Snap Inc., where he led teams responsible for scaling infrastructure and delivering seamless, mobile-first experiences to hundreds of millions of users globally. Prior to that, he served as Vice President of Engineering at Google for seven years, overseeing foundational elements of their technical infrastructure (job scheduling & resource management control plane), which ultimately powered their Search, Ads, YouTube and Google Cloud products. Eric also spent 15 years at Amazon scaling enterprise systems and processes as part of senior roles he held across supply chain, fulfillment, personalization and pricing. Eric has a B.S. in Computer Science and Math from Vanderbilt University and an MBA from the University of Pennsylvania Wharton School of Business.

Ethan Eismann is our Chief Design Officer, a position he has held since July, 2025. Prior to joining Nubank, he served at Slack from January 2019 to July 2025, first as Vice President of Design and, starting in July 2021, as Senior Vice President of Design, leading the global design organization. Before Slack, he held senior design leadership roles at Airbnb, Uber, Google, and Adobe over more than two decades in the technology industry. He holds an MS in Information Design & Science from the University of California, Berkeley and a BA in Philosophy from Pomona College.

Form 20-F | 2025	191

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

Henrique Camossa Saldanha Fragelli is our Chief Risk Officer, a position he has held since 2018. He is responsible for our financial and non-financial risks. He is in charge of all our risk related activities, including credit risk, market and liquidity risk, stress testing, model risk, operational and IT risk, conduct risk, and anti-money laundering teams. Before joining us in 2018, he was the global head of traded portfolio analytics at HSBC Bank PLC, based in London, from August 2015 to June 2018 and the head of traded risk analytics for Latin America at HSBC Brasil S.A. from July 2013 to August 2015. He also worked at WestLB as a risk director, based in London, from April 2012 to July 2013 and for LCH. Clearnet from October 2007 to April 2012. He holds a Bachelor of Arts in Economics from Universidade de São Paulo and a Master of Business Administration in Finance from the École des Hautes Études Commerciales de Paris (HEC Paris).

Livia Martines Chanes is the Chief Executive Officer for Brazil, a position she has held since January 2024, responsible for the company’s Brazilian Operations. She started at Nubank in 2020 as Vice President of products. Before that, she worked at Banco Itaú in multiple technology driven businesses from 2015 until 2020, and at McKinsey consulting from 2005 until 2015, as a partner in the São Paulo office. She holds a Bachelor's degree in Engineering from the Escola Politécnica of the University of São Paulo and a Master’s degree from École Nationale des Ponts et Chaussées, Paris. She also holds an MBA from INSEAD.

Roberto de Oliveira Campos Neto is our Executive Vice-Chairman and Global Head of Public Policy, having joined Nu in July 2025. He has a solid career in the financial sector for over two decades, having worked for Banco Santander, Claritas Investments, and Bozano Simonsen. He is especially recognized for his role in the public sector as President of the Central Bank of Brazil between 2019 and 2024. In this position, he was responsible for advancements in digitalization, such as the implementation of the instant payment method Pix, the launch of Open Finance, and the creation of DREX (the digital Real). He has been awarded multiple times locally and internationally for his work to curb inflation, modernize the financial system, combat climate change, and for international collaboration. Roberto is also a member of the Board of the World Economic Forum and a Senior Fellow at the Milken Institute. He holds a Bachelor’s Degree and a Master’s Degree in Economics from the University of California-Los Angeles (UCLA).

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

Form 20-F | 2025	192

Family Relationships

There are no family relationships among any member of our board of directors or management team.

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

The Shareholder’s Agreement also provides our founding shareholder with access to our books and records and financial and operating data with respect to our business, and affords our founding shareholder certain consultation rights with our management team with respect to our business and financial results, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 5% of the voting power of our issued share capital.

Form 20-F | 2025	193

B.	Compensation

Compensation of Directors and Management Team

Under Cayman Islands law, we are not required to disclose compensation paid to our management team on an individual basis.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil and the countries in which we operate. Compensation is set on market terms and reviewed annually.

The variable component consists primarily of awards of shares, which are awarded under our RSU long-term incentive program, as discussed below. For a description of our aggregate compensation expenses and the equity incentive plans available to our management team , see “—Executive Compensation.”

Employment Agreements

We have entered into, either directly or through our subsidiaries, services agreements with each of the officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Management Team” above.

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

The aggregate compensation, including that paid by our controlled companies, of our directors and other key management personnel for the year ended December 31, 2025 was US$91.3 million.

Management compensation includes the compensation of members of our board of directors and management team who receive compensation. Some of our executive officers and members of our board of directors and management team hold executive positions in companies controlled by us, and may receive a portion of their reported compensation directly from such controlled companies, in accordance with the activities they perform.

Compensation Objectives

Our executive compensation program is designed to achieve the following objectives:

●	Attract and retain the most talented and dedicated executive officers whose knowledge, and skill set are critical to the successful execution of our business strategy;

Form 20-F | 2025	194

●	Ensure our executive officers are compensated in a manner consistent with competitive practices of other leading growth companies of a similar size and stage of development;
●	Reward our executive officers for their performance and motivate them to achieve our long-term strategic goals in a manner that is aligned with the interests of our shareholders; and
●	Reinforce our leadership principles and cultural values, which promote empowering and having our customers come first, pursuing the highest performance, taking responsibility for our commitments and growing efficiently.

Peer Group

To execute on our compensation objectives, each year we have our independent compensation consultants review our Peer Group. This group is used for benchmarking to assess market competitive compensation levels, as well as dilution levels when setting our annual equity budget.

The general criteria for the group are:

●	Industry: primary focus on fin-tech/software/internet services with secondary focus on consumer/diversified finance.
●	Size: similar size to Nubank in terms of market capitalization and revenue.
●	Disclosure: must disclose an annual proxy circular due to the filing’s detailed compensation program disclosure requirements.
●	Refinement factors: preference for strong revenue growth, and companies that we have in the past competed with for same-level talent.

Compensation Composition

The total compensation package for our management team consists of a mix of fixed compensation, profit sharing, and share-based compensation. We believe such a structure is well-placed for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality officers.

●	Fixed Compensation. Our management team receives a fixed base salary, which is paid based on the services provided, and intended to compensate each officer according to the scope of his or her duties.
●	Profit Sharing. In compliance with our Brazil employee union agreements, our management team in Brazil is eligible for the Profit Sharing Program. This is a short-term variable remuneration component, linked to the achievement of pre-established business goals through union negotiation. Our Brazil officers are subject to the same payout formulae and maximum payouts as the rest of our Brazilian employee population.
●	Share-Based Compensation. We maintain a long-term incentive plan, which provides annual awards of RSUs. We believe that it is important for the majority of compensation of our management team to be delivered in the form of share-based compensation, creating greater alignment of the interests of key employees with those of shareholders and allowing us and our subsidiaries to attract and retain key employees.

Salaries and benefits provided are established in accordance with our compensation strategy. This fixed portion of compensation seeks to recognize the value of each of the executive officer positions and contribute to the retention of our management team, which provides greater stability and quality in our activities.

Form 20-F | 2025	195

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

Board of Directors

Since 2020, we have engaged and paid independent board members who receive compensation made up of a mix of cash and share-based compensation. We did not structure compensation for our directors in any specific ratio between cash and equity, but note that all paid board member compensation was primarily weighted towards equity compensation to better align their interests to our long-term goals and those of our shareholders.

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

Employee Share Plans

Nu Holdings Ltd. 2020 Omnibus Incentive Plan

Our board of directors, at a meeting held on January 30, 2020, approved the Nu Holdings Ltd. Omnibus Incentive Plan, as most recently amended on April 10, 2025, which establishes the general rules and conditions for granting options and RSUs.

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

Form 20-F | 2025	196

Authorized Shares. The total number of shares authorized for issuance under our equity incentive plans (including the Omnibus Incentive Plan and the SOP, as defined below) is 933,760,320. As of December 31, 2025, 74,907,610 were available for issuance, and there were 21,819,196 options and 53,088,414 RSUs granted and outstanding, vested and unvested, under the Omnibus Incentive Plan and the SOP.

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

Awards. The Omnibus Incentive Plan provides for the grant of options and RSUs.

Options:

●	Price. The exercise price of each option is set by the board of directors (or our chief executive officer as applicable) and stated in each award agreement. The exercise price of each option for U.S. taxpayers (except with respect to substitute awards) will be at least the fair market value of the shares on the grant date. For non-U.S. taxpayers the exercise price will be determined by our board in its sole discretion. In no event will the exercise price of an option be less than the par value of a share.
●	Term. The options expire after a maximum period of ten (10) years from the grant date, or on the date established in the respective award agreement.
●	Vesting. Each option will become exercisable as the board of directors (or our chief executive officer as applicable) determines and as set forth in the applicable award agreement.
●	Exercise Method. The options are exercised by their holders through delivery of an exercise notice to us establishing the number of options with respect to which the option is being exercised, accompanied by full payment of the option price.
●	Rights of Holders of the Options. Except as otherwise stated in an award agreement, option holders will not have any shareholder rights (e.g., the right to receive cash payments, dividends or distributions attributable to the shares underlying the option or voting rights to shares underlying the option) until the options have been exercised and the respective shares delivered.

RSUs:

●	Restrictions. At the time of grant, our board of directors (or our chief executive officer as applicable) may establish a period of restriction or any other additional restrictions, including the satisfaction of performance goals applicable to RSUs. RSUs cannot and may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or before the satisfaction of any other applicable restrictions.

Form 20-F | 2025	197

●	Settlement of RSUs. The RSUs may be settled in cash or shares, as determined and specified in the award agreement.
●	Voting Rights and Dividends. Unless otherwise specified in the award agreement, the holders of RSUs do not have rights as shareholders, including any voting rights or rights to dividends or dividend equivalents, until the RSUs have been settled and the respective shares delivered.
●	Creditor’s Rights. Holders of RSUs will have no other rights beyond those of a general creditor of ours or our affiliates.
●	Delivery of Shares. Shares will be delivered to holders of RSUs after the end of the restricted period and after any other terms and conditions set forth in the award agreement have been satisfied.

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

Form 20-F | 2025	198

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

Form 20-F | 2025	199

C.	Board Practices

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

Audit and Risk Committee

Our Audit and Risk Committee consists of Rogério Paulo Calderón Peres, Anita Mary Sands and Thuan Quang Pham, with Rogério Paulo Calderón Peres serving as chairperson. Our board of directors has determined that Rogério Paulo Calderón Peres, Anita Mary Sands and Thuan Quang Pham meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our Audit and Risk committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The duties and responsibilities of our Audit and Risk Committee include:

●	appointing and overseeing the work and compensation of big accounting firm (as defined by the Pre Approval Policies and Procedures established by the Audit and Risk Committee) engaged for the purposes of preparing or issuing an audit report or performing audit, review or attest services for us, including our independent registered public accounting firm;
●	pre-approving the audit services and non-audit services to be provided by our independent registered public accounting firm;
●	discussing the scope and results of the audit with our independent registered public accounting firm, and reviewing, with management and our independent registered public accounting firm, our interim and year-end results of operations;
●	resolving any disagreements between management and our independent registered public accounting firm;
●	evaluating the independence and performance of our independent registered public accounting firm;
●	overseeing our internal audit function;
●	reviewing and discussing with management and our independent registered public accounting firm our financial statements and public disclosures of our financial information;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for complaints regarding accounting, internal controls or audit matters;
●	advising our board of directors in reviewing the development and assessment of risk policies, risk management framework and internal controls systems to mitigate those risks applicable to the Company and its subsidiaries, and in determining the Company’s risk appetite and risk strategy;

Form 20-F | 2025	200

●	advising our board of directors regarding the systematic review of the Company’s exposure to material risks of any kind;
●	overseeing our cybersecurity risk management, and discussing with management our cybersecurity program; and
●	reviewing related-party transactions.

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

Compensation and People Committee

Our Compensation and People Committee consists of Jacqueline Dawn Reses, Douglas Mauro Leone, Luis Alberto Moreno Mejía and David Alexandre Marcus, with Jacqueline Dawn Reses serving as chairperson. The duties and responsibilities of our Compensation and People Committee include:

●	approving or making recommendations to our board of directors regarding the compensation of our management team and key service providers;
●	reviewing and approving the compensation of the members of our board of directors;
●	reviewing our management succession planning;
●	reviewing and evaluating our executive compensation and benefits policies;
●	reviewing and approving grants of equity compensation awards to our management team ;
●	reviewing and discussing with our management team and other members of management, outside counsel and compensation consultants our public disclosures regarding our compensation policies, programs and practices for the management team;
●	reviewing our programs and practices related to human capital management metrics;
●	reviewing our leadership development process for management team; and
●	reviewing and assessing our workforce inclusion and diversity and the administration of compensation programs in a nondiscriminatory manner.

Our Compensation and People Committee operates under a written charter which satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, subject to certain exemptions under the rules thereof for foreign private issuers and controlled companies.

Controlled Company Exception

As of the date of this annual report, David Vélez Osorno beneficially owns 88.3% of our Class B ordinary shares, representing 74.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

Form 20-F | 2025	201

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

As of December 31, 2025, 2024 and 2023, we had 10,027, 8,716, and 7,686 employees, respectively. As of December 31, 2025 all of our employees were based in our offices in Brazil, Mexico, Colombia, Uruguay and the United States.

The table below breaks down our full-time personnel by function as of December 31, 2025:

Function	Number of employees	% of Total
Technology	4,236	42.2%
Sales and Marketing	1,011	10.1%
Customer Support	3,365	33.6%
General and Administrative	1,415	14.1%
Total	10,027	100%

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

Form 20-F | 2025	202

Item 7. Major shareholders and related-party transactions

A.       Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of December 31, 2025 by:

●	each person, or affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares; and
●	each of our directors and management team , individually.

The number of ordinary shares beneficially owned by each entity, person, officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire on or before March 1, 2026, which is 60 days after December 31, 2025, through the exercise of any option, warrant or other right. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, we have included shares subject to RSUs for which the service-based vesting condition has been satisfied or would be satisfied within 60 days of December 31, 2025 in the calculation of shares to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A ordinary shares or Class B ordinary shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding as of March 1, 2026: 3,837,998,543 Class A ordinary shares and 1,022,600,698 Class B ordinary shares.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%
Executive Officers and Directors
David Vélez Osorno(2)	3,088,117	0.1%	903,124,498	88.3%	74.4%
Anita Mary Sands	169,188	(*)	—	—	(*)
David Alexandre Marcus	84,907	(*)	—	—	(*)
Diego Piacentini	346,300	(*)	—	—	(*)
Douglas Mauro Leone	27,893,215	0.6%	—	—	(*)
Luis Alberto Moreno Mejía	214,736	(*)	—	—	(*)
Jacqueline Dawn Reses	6,338	(*)	—	—	(*)
Rogério Paulo Calderón Peres	68,777	(*)	—	—	(*)
Cristina Helena Zingaretti Junqueira(3)	11,427,060	0.3%	119,476,200	11.7%	9.9%
Guilherme Marques do Lago	2,120,676	(*)	—	—	(*)
Eric Christopher Young	407,860	(*)	—	—	(*)
Henrique Camossa Saldanha Fragelli	190,840	(*)	—	—	(*)
Thuan Quang Pham	99,494	(*)	—	—	(*)
5% Shareholders
Rua California Ltd.(4)	698,914	0.0%	901,624,498	88.2%	74.3%
BlackRock, Inc. (5)	266,236,594	6.9%	—	—	1.1%
Baillie Gifford & Co (6)	265,160,474	6.9%	—	—	1.1%

Form 20-F | 2025	203

(*)	means less than 0.1%.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, as a single class. Holders of our Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share. For more information about the voting rights of our Class A ordinary shares and Class B ordinary shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association”
(2)	Consists of (i) 2,389,203 Class A ordinary shares of David Vélez Osorno and (ii) 698,914 Class A ordinary Shares and 901,624,498 Class B shares held of record by Rua California Ltd., a company controlled by David Vélez Osorno, who holds 100% of its shares, and (iii) 1,500,000 Class B shares held of record by Mariel Lorena Reyes Milk, the wife of Mr. Vélez. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd. and Mariel Lorena Reyes Milk.
(3)	Consists of (i) 11,427,060 Class A ordinary shares held of record by Cristina Helena Zingaretti Junqueira or the following entities: Cristina Helena Zingaretti Revocable Trust, CHJZ family trust, Rubens Fernandes Pereira Revocable Trust, Vesta WY LLC and Victory Lane Ltd.; all the investments of the foregoing entities are controlled, directlly or indirectly by Mrs. Junqueira and her husband, Rubens Fernandes Pereira, both of whom disclaim ownership of the shares held by Victory Lane Ltd.; and (ii) 119,476,200 Class B ordinary shares held of record by the following entities: Cristina Helena Zingaretti Revocable Trust and AMD WY LLC; all of the foregoing entities are controlled by Mrs. Junqueira and Mr. Pereira who together hold 100% of their shares.
(4)	Consists of (i) 698,914 Class A ordinary shares and 901,624,498 Class B shares held of record by Rua California Ltd., a company controlled by David Vélez Osorno, who holds 100% of its shares. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd.
(5)	Based on information reported by BlackRock, Inc. on Schedule 13G filed with the SEC on November 8, 2024, BlackRock, Inc. reported that it has sole dispositive power with respect to all shares and sole voting power with respect to 245,505,611 shares.
(6)	Based on information reported by Baillie Gifford & Co on Schedule 13G filed with the SEC on April 30, 2025, Baillie Gifford & Co reported that it has sole dispositive power with respect to all shares and sole voting power with respect to 265,160,474 shares.

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

Form 20-F | 2025	204

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

Form 20-F | 2025	205

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

Related-Party Transactions Policy

In March 2024 , we updated our related party transaction policy, which requires certain related party transactions to be approved by our board of directors or a designated committee thereof, including our Audit and Risk Committee.

C.       Interests of Experts and Counsel

Not applicable.

Item 8. Financial information

A.       Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS Accounting Standards.

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

Form 20-F | 2025	206

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

We are subject to a number of judicial and administrative proceedings, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in general. We recognize provisions for legal proceedings in our financial statements, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by management and outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system, and the use of statistics. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management.

In September 2023, the Instituto de Defesa Coletiva (IDC) filed a class action against Nubank and other financial institutions, alleging failures in the handling of chargebacks following the suspension of services by 123 Milhas, a Brazilian company that offers travel packages and services to consumers. Nubank has already submitted its defense. As part of the crisis response, chose to fully reimburse customers, prioritizing customer experience. The amount involved in these operations is approximately R$ 7.5 million.

Form 20-F | 2025	207

Separately, an administrative phase for the review of claims was instituted, with a deadline set for January 31, 2026, and a mediation procedure involving financial institutions was initiated. No material risk has been identified for Nubank, and any potential impact is limited to the non-recovery of amounts already absorbed by the Company.

In December 2024, a class action lawsuit was filed against various financial institutions, including Nu Colombia Compañia de Financiament, regarding the alleged failure to automate exemptions for the Financial Movements Tax (GMF). The plaintiffs argue that the defendants violated Article 65 of Law 2277 of 2022 by failing to implement the required control systems by the December 14, 2024, deadline, which should have exempted monthly transactions under 350 UVT without manual account designation. The lawsuit seeks the restitution of all GMF withholdings collected from the claimant group since December 13, 2024, plus current interest. The total claim is estimated at COP 9.3 trillion (equivalent to approximately US$2.5 billion as of January 16, 2026). Crucially, because the action is brought against 52 different entities, any potential loss would be apportioned among all defendants based on their individual tax collection share, rather than falling solely on Nu Colombia. At this stage, it is not possible to quantify our potential proportionate exposure, as doing so would require transaction-level information across all plaintiffs and financial institutions involved, which is not available to Nu. Nu Colombia has filed a motion for dismissal, and the case is currently in its initial stages awaiting a court resolution. The risk of an unfavorable outcome is currently classified as possible.

As of December 31, 2025, the total amount of judicial deposits was US$6.6 million (US$5.7 million on December 31, 2024) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimentos, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees. The legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulatory Matters and Litigation—Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations”.

For further information, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Significant Changes

None.

Item 9. The Offer and Listing

A.       Offer and Listing Details

Not applicable.

B.       Plan of Distribution

Not applicable.

C.       Markets

Our class A ordinary shares, par value US$0.000006666666667 per share have been listed on the NYSE since December 8, 2021 under the symbol “NU.”

Form 20-F | 2025	208

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

As of the date of this annual report, our authorized share capital is US$324,022.94, consisting of 48,603,441,210 shares of par value US$0.000006666666667 each, and we have 3,833,072,934 Class A ordinary shares, and 1,022,600,698 Class B ordinary shares issued and outstanding. The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as ordinary shares of any class or as shares with preferred, deferred or other special rights or restrictions.

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

Form 20-F | 2025	209

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

Form 20-F | 2025	210

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

Form 20-F | 2025	211

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

Options

As of December 31, 2025, we had outstanding options to purchase an aggregate of 21,819,196 Class A ordinary shares, with a weighted-average exercise price of approximately US$1.80 per share, under our equity compensation plans.

RSUs

As of December 31, 2025, we had outstanding 53,104,288 Class A ordinary shares subject to RSUs under our Omnibus Incentive Plan. Our outstanding RSUs will generally vest upon the satisfaction of a time-based condition. For the majority of our outstanding RSUs under our Omnibus Incentive Plan, the time-based condition will be satisfied upon completion of three years from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments, subject to continued service through each such vesting date. Grants issued to new employees have a cliff period of one year, which requires them to stay at least for one year if they want to trade any vested amounts.

Form 20-F | 2025	212

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

Demand Registration Rights

Based on the number of our shares outstanding as of December 31, 2025, the holders of up to 4,122,940,042 Class A ordinary shares will be entitled to certain demand registration rights. At any time beginning six months after the effective date of our initial public offering (i.e. December 8, 2021), the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least US$50,000,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

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

F-3 Registration Rights

Based on the number of our shares outstanding as of December 31, 2025, the holders of up to 4,122,940,042 of the Class A ordinary shares will be entitled to certain Form F-3 registration rights. The holders of at least a majority of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least US$5,000,000. These shareholders may make an unlimited number of requests for registration on Form F-3; however, we will not be required to effect a registration on Form F-3 if we have effected one such registration within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our shareholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Form 20-F | 2025	213

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

Form 20-F | 2025	214

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

Form 20-F | 2025	215

Changes to Capital

Pursuant to our Memorandum and Articles of Association, we may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
●	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association and the Shareholder’s Agreement, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase its own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of our own capital.

Form 20-F | 2025	216

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

Form 20-F | 2025	217

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

Form 20-F | 2025	218

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

Register of Shareholders

Our Class A ordinary shares offered are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A ordinary shares. Under Cayman Islands law, we must keep a register of shareholders that includes:

●	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

Form 20-F | 2025	219

●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Form 20-F | 2025	220

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

Form 20-F | 2025	221

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

Our License Agreement, dated as of October 14, 2022, between Mastercard and Nu Mexico Financiera, S.A. de C.V. S.F.P sets forth the general terms and conditions under which Mastercard has granted to us a nonexclusive license to use certain trade names, trademarks, service marks and logotypes in Mexico in connection with our issuance of credit products, subject to Mastercard’s standard terms (as amended from time to time). No consideration is due to Mastercard under this agreement.

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

In addition, see “Item 7. Major Shareholders and Related-Party Transactions—B. Related-Party Transactions.”

Form 20-F | 2025	222

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

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Form 20-F | 2025	223

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations to the U.S. Holders (as defined below) of owning and disposing of Class A ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our Class A ordinary shares. This discussion applies only to a U.S. Holder that holds Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax considerations, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, the “Code,” known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

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

A “U.S. Holder” is a beneficial owner of Class A ordinary shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

Form 20-F | 2025	224

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Foreign Tax Credits

On December 28, 2021, Treasury Regulations pertaining to foreign tax credits, or the “Final Treasury Regulations,” were released that impose significant new limitations on the non-U.S. taxes for which a foreign tax credit can be claimed. Subsequently released notices from the IRS indicate, however, that Treasury and the IRS are considering proposing amendments to such Treasury regulations and allow, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until the date that further IRS guidance is released.

Form 20-F | 2025	225

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

Based on the 1995 Proposed Regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill), we do not believe that we were a PFIC for our 2025 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Among other reasons, whether we were a PFIC in 2025 or will be a PFIC in any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, and (iii) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which could be volatile) may vary from time to time. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

Form 20-F | 2025	226

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

Form 20-F | 2025	227

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

Form 20-F | 2025	228

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

On June 24, 2008, Law No. 11,727 introduced the concept of a “privileged tax regime,” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross-border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law 11,727, and recent changes arising from the Law No. 14,596, dated June 14, 2023, a jurisdiction will be considered a Privileged Tax Regime if it (i) does not tax income or taxes it at a maximum rate lower than 17.0% (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement that they carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 17.0%f or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

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

Form 20-F | 2025	229

Law 14,596 introduced new concepts and practices for the governance of transfer pricing, aligned with OECD's guidelines, and the Brazilian Tax Authorities have been issuing relevant rulings. Compliance with such transfer pricing framework may impact Nu's tax liabilities.

Brazil has recently adopted Pillar II rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT), through the enactment of Law No. 15,079/2024 in December 2024, which came into effect on January 1, 2025. The QDMTT establishes that a minimum corporate income tax rate of 15% must be paid in each jurisdiction where multinational groups operate. However, we do not expect that Brazilian Pillar II rules will impact Nu's overall tax burden.

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

In December 2025, Brazil enacted the Complementary Law No. 224 increasing the withholding income tax rate on interest on shareholders’ equity from 15% to 17.5% for distributions made from January 2026 onwards.

VAT Tax Reform

On January 16, 2025, the Complementary Law No. 214 ("LC 214/25") was enacted to implement a new value-added tax system in Brazil, bringing significant changes on taxation of consumption. The underlying principle of the LC 214/25 is to avoid any increases in the consolidated tax burden resulting from the current Brazilian value added taxes, that is, Contribution to Social Integration Program (PIS), Contribution for Social Security Financing (COFINS), Industrialized Products Tax (IPI), State Tax on the Circulation of Goods and Services (ICMS) and Municipal Services Tax (ISS).

Such taxes will be gradually replaced by two new ones: the Federal Contribution on Goods and Services (CBS) and the State and Municipal Tax on Goods and Services (IBS). CBS will be effectively charged starting in 2027, with the consequent extinction of PIS/COFINS in the same year, whereas IBS will be charged gradually starting in 2029, with the consequent gradual extinction of ISS and ICMS between 2029 and 2033.

Form 20-F | 2025	230

Nubank entities will be subject to CBS and IBS under the regular regime and under the specific regime applicable to financial services. The definitive CBS and IIBS rates for both regimes are still pending disclosure by the Brazilian Government. For further information, see “Risks Relating to Regulatory Matters and Litigation–Changes in tax laws, incentives, benefits and regulations may adversely affect our financial condition and results of operations.”.

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

The interest rate of the banking book, or “IRRBB”, is the risk, current or prospective, of the impact of adverse interest rate movements on our capital and earnings, for instruments classified in the banking book.

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

Form 20-F | 2025	231

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

The tables below show the sensitivities in the fair values of the financial instruments (assets, liabilities and derivatives), in three different scenarios:

1) A standard 1 basis point (0.01% per year) shock in each curve to which we have exposure (BRL, COL and MXN risk free rate, BRL inflation rate, USD risk free rate). These shocks are known as DV01 sensitivities.

2) A specific 200 basis points (2.00% per year) shock in the USD risk free rate;

3) A specific 400 basis points (4.00% per year) shock in the BRL risk free rate, MXN risk free rate, COL risk free rate and TUR risk free rate.

These shocks correspond to the standardized BIS scenarios for the IRRBB (interest rate risk in the banking book) and the sensitivity results are symmetrical under both upward and downward interest rate scenarios.

Financial instruments have their fair values calculated under current conditions and also in each one of the two scenarios described. The sensitivity value is the difference between the fair value in each scenario and the fair value under normal market conditions. Positive values represent gains and negative values represent losses in fair values.

The sensitivity analysis as of December 31, 2025 are set forth below:

Form 20-F | 2025	232

Scenario 1: Sensitivities to 1 basis point (0.01%) shock, in thousands of dollars

Tenor	Mexican risk-free curve	Colombia risk-free curve	US risk-free curve	Brazilian risk-free curve	Turkish risk-free curve
0 to 6 Months	(35)	(42)	(40)	(106)	(3)
7 Months to 12 Months	(5)	(32)	38	(182)	(10)
1 year to 2 years	(2)	(45)	(19)	(219)	(73)
2 years to 3 years	(0)	(53)	(12)	(82)	(61)
3 years to 4 years	(0)	(67)	0	(91)	0
4 years to 5 years	(0)	(0)	0	(41)	0
More than 5 Years	0	(16)	0	(46)	0
Total	(42)	(257)	(33)	(766)	(147)

Scenario 2: Sensitivities to 200 basis points (2.00%) shocks, in thousands of dollars

Tenor	US risk-free curve
0 to 6 Months	(7,996)
7 Months to 12 Months	7,600
1 year to 2 years	(3,811)
2 years to 3 years	(2,400)
3 years to 4 years	0
4 years to 5 years	0
More than 5 Years	0
Total	(6,607)

Scenario 3: Sensitivities to 400 basis points (4.00%) shocks, in thousands of dollars

Tenor	Mexican risk-free curve	Colombia risk-free curve	Brazilian risk-free curve	Turkish risk-free curve
0 to 6 Months	(13,980)	(16,905)	(42,244)	(1,073)
7 Months to 12 Months	(1,953)	(12,901)	(72,643)	(4,130)
1 year to 2 years	(624)	(18,050)	(87,505)	(29,285)
2 years to 3 years	(67)	(21,347)	(32,666)	(24,217)
3 years to 4 years	(28)	(26,870)	(36,355)	0
4 years to 5 years	(1)	(26)	(16,308)	0
More than 5 Years	0	(6,516)	(18,546)	0
Total	(16,653)	(102,615)	(306,267)	(58,704)

Foreign Exchange Rate Risk

Our functional currency is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. As of December 31, 2025 none of the entities in our corporate structure had significant financial exposures in a currency other than their respective functional currencies.

Form 20-F | 2025	233

We decided not to hedge our foreign exchange exposure originated by our investments in Brazil, Colombia and Mexico. As a result, our financial statements may present significant gains or losses in other comprehensive income due to translation of the financial statements of the subsidiaries due to the relevance of these operations compared to our own operations.

The table below shows possible impacts on the value of these investments. It considers a shock of 17.8% in the U.S. dollar/Brazilian reais exchange rate. This shock was calculated using the 90th percentile of the distribution of annual returns, considering a five-year window. For other exchange rates, a 10% standardized shock was used.

Subsidiary	Country	Net Equity
		As of December 31, 2025	Shock (%)	Change ( USD)
		(in US$ thousands)	(In percentage)	(in US$ thousands)
Nu México	Mexico	661,252	10%	66,125
Nu Colombia	Colombia	252,600	10%	25,260
Olivia IP	Brazil	14,380	17.8%	2,560
FIP	Brazil	7,695,381	17.8%	1,369,778
Nu Tecnologia	Uruguay	4,358	10%	436
Nuplat	Uruguay	7,544	10%	754
Nu Uruguay Investments	Uruguay	107,262	10%	10,726
Nu North America (NuNA)	US	273,244	10%	27,324
Total		9,082,370		1,509,598

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

Form 20-F | 2025	234

Credit Risk

We define credit risk mainly, as:

●	The possibility of losses associated with the failure by a counterparty to meet contractual obligations in a financial transaction, including but not limited to derivative financial instruments;
●	The possibility of losses associated with the failure of a signatory to loan operations to meet the financial obligations under the contractually agreed terms;
●	The possibility of depreciation or reduction in financial instruments expected earnings due to observed credit quality deterioration of a signatory to loan operations; and
●	The possibility of incurring any recovery cost related to the credit quality deterioration of a loan signatory or counterparty, such as disbursement to honor warranties, co-obligations and credit commitments or any forbearance cost of a financial instrument.

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

We believe that our credit decision-making complies with our high governance standards, as decisions are taken following specific requirements according to their materiality and credit risk profile. Credit decisions approvals take place in committees, technical forums, and the designated decision forums, with the involvement of the first and second lines of defense. For the decision-making process, information from historical performance is presented and discussed along with the use of predictive models that analyze and score existing and potential customers based on their profitability and credit risk profile.

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

Form 20-F | 2025	235

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

Form 20-F | 2025	236

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

The outcomes of our IT risk evaluations and control assessments are routinely deliberated in our Non Financial Risk Technical Forum that takes place every two months, with findings and recommendations presented to the Global Executive Risk Committee and reported to our Audit and Risk Committee. We ensure that any identified areas for improvement are translated into actionable plans with clearly defined deadlines and responsibilities to drive accountability and progress.

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

Nu Prudential Conglomerate in Brazil

As a regulated payment institution, the subsidiary Nu Pagamentos, together with its consolidated subsidiaries, or collectively the “Nu Prudential Conglomerate” is required to comply with the capital requirements set forth on Brazilian Central Bank Resolutions 198, 199, 200, 201, 202 and 436 for conglomerates type 3 (Payment Institution-led). The minimum capital adequacy ratio required for this type of institution (capital adequacy ratio or “CAR”) in 2025 is 10.5% of their total risk weighted assets or “RWAs”.

As of December 31, 2025, the capital position of the Nu Pagamentos Prudential Conglomerate was of US$ 5.2 billion (R$ 28.4 billion), resulting in a CAR of 16.6%, significantly higher than its requirement of 10.5%.

Nu Mexico

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly Akala, S.A. de C.V., or “Akala,” a Sofipo regulated by the CNBV. The regulatory capital requirements for this entity are defined by the NICAP metric (capitalization level or “nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology.

Form 20-F | 2025	237

In December 2022, Nu Mexico Financiera received the formal approval from the CNBV to execute the migration of its credit card portfolio. A capital injection of over US$600 million was made in the regulated entity along with the credit card portfolio migration to support the transferred Risk Weighted Assets, or “RWA.” The whole Mexican operation was executed henceforth in the regulated entity.

As of December 31, 2025, the regulatory capital for Nu Mexico Financiera was equivalent to US$402 million, resulting in a capital ratio of 15.4%, with 10.5% being the minimum required.

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

As of December 31, 2025, the regulatory capital for Nu Compañía de Financiamiento was equivalent to US$132 million, resulting in a capital ratio of 16.9%, with 10.5% being the minimum required.

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

The combined minimum capital requirement for Nu Pagamentos Conglomerate, Nu Mexico Financiera and Nu Compañía de Financiamiento was equivalent to approximately US$3.6 billion as of December 31, 2025. Our managerial regulatory capital, including (i) the capital position we had at the level of our regulated entities plus our cash position at Nu Holdings amounted to a capital position of approximately US$8.9 billion as of December 31, 2025. This managerial capital base was equivalent to approximately 2.5x of our minimum required capital.

For additional information regarding the capital requirements to which we are subject under Central Bank Resolution 200/22, as amended, see “Item 4. Information on the Company—B. Business Overview— Regulatory Overview—Brazil—Prudential and Capital Requirements” .”

Item 12. Description of Securities Other Than Equity Securities

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

Form 20-F | 2025	238

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.       Material Modifications to Instruments

Not applicable.

B.       Material Modifications to Rights

Not applicable.

C.       Withdrawal or Substitution of Assets

Not applicable.

D.       Change in Trustees or Paying Agents

Not applicable.

E.       Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Form 20-F | 2025	239

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Additionally, as stated in its report, our internal control over financial reporting as of December 31, 2025 has been audited by KPMG Auditores Independentes Ltda, an independent registered public accounting firm.

C.       Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025, which is included herein.

D.       Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Form 20-F | 2025	240

Our Code of Conduct is designed to prevent misconduct and to promote: (i) honest and ethical conduct, including addressing real or perceived conflicts of interest; (ii) transparent and fair experience and results for our clients and the markets in which we operate; (iii) complete, fair, accurate, timely and understandable disclosure in reports and documents that we file or submit to government authorities and regulatory bodies (including, but not limited to, the relevant central banks and securities and exchange commissions) and in other public communications that we make; (iv) compliance with applicable laws, rules and regulations; (v) the prompt internal reporting of violations of the Code of Conduct through the Whistleblowing Channel and (vi) accountability for noncompliance with the Code of Conduct.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2025 and 2024. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. (“KPMG”) for the years ended December 31, 2025 and 2024.

	2025	2024
	(in thousands of dollars)
Audit fees	2,923.2	1,928.3
Audit-related fees	118.4	48.6
Tax fees	9.1	5.2
All other fees	99.3	6.5
Total	3,150.0	1,988.6

Form 20-F | 2025	241

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

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

Form 20-F | 2025	242

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

Form 20-F | 2025	243

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

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company;
●	an exempted company may register as a segregated portfolio company; and
●	an exempted company may register as a special economic zone company.

Form 20-F | 2025	244

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

Form 20-F | 2025	245

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

Form 20-F | 2025	246

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

Winding Up

A Cayman Islands company may be wound up by: (i) an order of the court; (ii) voluntarily by its members; or (iii) under the supervision of the court.

Form 20-F | 2025	247

The court has authority to order winding up in a number of specified circumstances including where, in the opinion of the court, it is just and equitable that such a company be so wound up.

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

Form 20-F | 2025	248

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

Form 20-F | 2025	249

●	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Form 20-F | 2025	250

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

Form 20-F | 2025	251

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

Form 20-F | 2025	252

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

Form 20-F | 2025	253

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

Form 20-F | 2025	254

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

ITEM 16K. Cybersecurity

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall enterprise risk management program. We count on dedicated professionals from the first line of defense (Information Security department) and second line of defense (Risk Management department) to maintain and continually improve security in partnership with the appropriate departments. While our internal teams drive the program's evolution, we utilize the third line of dlefense to validate its effectiveness. In addition, our cybersecurity team provides security training to all employees annually.

Our cybersecurity risk management program is designed to align with industry best practices and provide a robust framework for managing cybersecurity risks associated with our products, services, internal applications, and third-party vendors. This framework includes protocols for identifying and assessing the source and severity of cybersecurity threats - including those associated with third-party service providers; implementing cybersecurity countermeasures and mitigation strategies; and informing the management, our Audit and Risk Committee and our Board of Directors of material cybersecurity threats and incidents, following the materiality internally defined for these matters.

Form 20-F | 2025	255

Our Board of Directors maintains overall oversight of our risk management program, delegating specific cybersecurity authority to the Audit and Risk Committee. This Committee ensures that management has established robust processes to identify, evaluate, and mitigate security threats. The Audit and Risk Committee also reports frequently to the Board of Directors the matters assessed by it. Management is responsible for identifying potential cybersecurity risks exposures and material cybersecurity risks on an ongoing basis, proposing and guaranteeing the establishment of processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Technology Officer, or CTO, who receives reports from the Vice President of Cybersecurity, and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents, maintaining the management team properly informed. Our Vice President of Cybersecurity and dedicated personnel are certified and experienced information systems security professionals and information security managers. a On at least an annual basis, the management team, including the Vice President of Cybersecurity and our cybersecurity teams, provides updates on our cybersecurity programs to the Audit and Risk Committee, including material cybersecurity risks and mitigation strategies.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

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

Form 20-F | 2025	256

PART III

Item 17. Financial statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial statements

Financial Statements are filed as part of this annual report. See pages F-1 to F-98 to this annual report.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1**	Memorandum and Articles of Association of Nu (incorporated herein by reference to Exhibit 3.1 to our annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 21, 2022).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
2.3**	Registration Rights Agreement by and among the registrant and certain holders of its shares (incorporated herein by reference to Exhibit 4.2 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
2.4**	Shareholder’s Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd. (incorporated herein by reference to Exhibit 4.3 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021)
2.5*	First Amendment to the Shareholders Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd, dated as of March 11, 2025.

Form 20-F | 2025	257

4.1**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on December 3, 2021).
4.3**	Nu Holdings Ltd. 2020 Omnibus Incentive Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 1, 2021).
4.4*

Amendment to 2020 Omnibus Incentive Plan adopted on April 10, 2025 and effective as of July, 1, 2025 (incorporated herein by reference to Exhibit 4.4 to our annual report on form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 16, 2025).

4.5**	Nu Holdings Ltd. 2016 Share Option Plan (as amended) and related form agreements (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 1, 2021).
4.6**	License Agreement, dated as of January 29, 2014, between Mastercard International Incorporated and EO2 Soluções de Pagamento S.A., including the Acceptance Letter, dated as of January 29, 2014; the Summary of Licenses Granted, dated as of January 29, 2014; and the Supplement to the Mastercard License Agreement, dated as of January 29, 2014 (incorporated herein by reference to Exhibit 10.4 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 30, 2021).

Form 20-F | 2025	258

4.7**	License Agreement, dated as of April 24, 2020, between Mastercard International Incorporated and Nu Pagamentos S.A., including the First Amendment to the License Agreement, dated as of April 24, 2020; the Summary of Licenses Granted, dated as of April 24, 2020; and the Supplement to the Mastercard License Agreement, dated as of April 24, 2020 (incorporated herein by reference to Exhibit 10.5 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 30, 2021).
4.8**	License Agreement, dated as of January 3, 2019, between Mastercard International Incorporated and Nu Bn Mexico S.A. de C.V., including the Acceptance Letter, dated as of January 3, 2019; the Summary of Licenses Granted, dated as of January 3, 2019; and the Supplement to the Mastercard License Agreement, dated as of January 3, 2019 (incorporated herein by reference to Exhibit 10.6 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-260649), filed with the SEC on November 30, 2021).
8.1*	List of subsidiaries.
11.1*	Insider Trading Policy
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
23.1*	Consent of KPMG Auditores Independentes Ltda.
97.1	Compensation Clawback Policy
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*       Filed herewith.

**       Previously filed.

Form 20-F | 2025	259

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

“Brazil” means the Federative Republic of Brazil.

"Bre-B" means the instant payment system launched by the Central Bank of Colombia (Banco de la República) in 2025 that enables real-time, interoperable transfers between financial institutions, fintechs, and digital wallets.

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

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“CNBV” means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores).

"CoDi” means the digital payment system launched by the Central Bank of Mexico (Banxico) in 2019 that allows real-time payments and transfers via QR codes and NFC technology.

“consumer finance” is the combination of Credit Card and Loan Businesses

“contribution margin” means the sum of revenue from our credit card, personal loans and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and expected credit loss ) directly associated with this revenue.

Form 20-F | 2025	260

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“cost of risk” is defined as the sum of change in loan loss provisions, credit loss and gross recoveries divided by total receivables.

“expected credit loss / credit portfolio” is defined as expected credit loss, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

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

"FGC" means the Credit Guarantee Fund (Fundo Garantidor de Créditos), Brazil's deposit insurance fund.

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

Form 20-F | 2025	261

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

“SMEs” means small and medium enterprises.

“STF” means the Federal Supreme Court of Brazil (Supremo Tribunal Federal).

“squads” is the term used to refer to Nu teams that work within the same scope of operations, e.g., Controllership Squad, FP&A Squad.

Form 20-F | 2025	262

“Sofipo” is the term for Popular Financial Institutions which are for-profit companies whose purpose is to promote the collection of resources, as well as to place them through loans or credits to the general public.

“SUSEP” means the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados).

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

"TIIE" means Mexican Interbanking Equilibrium Interest Rate.

"VASPs” means virtual asset service providers

Form 20-F | 2025	263

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nu Holdings Ltd.

April 8, 2026

By:	/s/ David Vélez Osorno
Name:	David Vélez Osorno
Title:	Chairman and Chief Executive Officer

By:	/s/ Guilherme Marques do Lago
Name:	Guilherme Marques do Lago
Title:	Chief Financial Officer

Form 20-F | 2025	264

Form 20-F | 2025	265

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nu Holdings Ltd.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nu Holdings Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS-Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Expected credit losses from credit cards receivables and loans to customers

As discussed in Notes 4(a), 5(a), 13 and 14 to the consolidated financial statements, the Company has expected credit losses related to credit cards receivables and loans to customers totaling US$5,021,996 thousand as of December 31, 2025. The Company recognizes lifetime expected credit losses for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month expected credit loss for all other contracts (stage 1). To calculate expected credit losses the Company segregates the portfolios of amounts receivable from credit cards and loans to customers into homogeneous risk groups based on shared credit risk characteristics, determined by internal scoring models, and estimates the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) for each group. The Company’s calculation of expected credit losses also reflects possible future macroeconomic scenarios for which it projects the following variables: gross domestic product (GDP); the inflation rate; the unemployment rate; and the basic interest rate.

We identified the measurement of the expected credit losses related to credit cards receivables and loans to customers as a critical audit matter. Complex auditor judgment was required to evaluate the expected credit losses estimate as it involves significant measurement uncertainties as a result of the complexity of the models and the significant judgments made by the Company, specifically: (i) the overall expected credit losses methodologies including the methods, assumptions and models used to estimate the PDs, EADs and LGDs; (ii) the selection of the macroeconomic variables incorporated into the calculation; and (iii) the Company’s definition of a SICR (stage 2).

Our audit procedures in this area included, but were not limited to:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s expected credit losses process. This included controls related to:

(i)	design of the models and methodologies for estimating the expected credit losses, including the selection of the macroeconomic variables;
(ii)	definition of SICR contracts;
(iii)	performance monitoring of the models; and
(iv)	periodic validation of the models.

We involved credit risk professionals with specialized knowledge, skills and abilities, who assisted in:

(i)	evaluating the overall expected credit losses methodologies for compliance with IFRS Accounting Standards;
(ii)	assessing the conceptual soundness of the models and modeling techniques, including those used to derive the PDs, EADs and LGDs and to select the macroeconomic variables that are incorporated into the calculation, by inspecting model documentation to determine whether the models are suitable for their intended use;
(iii)	checking the accuracy of the Company’s estimates of PD, EAD and LGD using the Company's historical data and forward-looking information;
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

São Paulo - Brazil
April 8, 2026

Consolidated Statements of Income

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. Dollars, except earnings per share)

	Note	2025	2024	2023

Interest income and gains net of losses on financial instruments	6	13,434,683	9,631,043	6,439,712
Fee and commission income	6	2,340,058	1,886,032	1,589,264
Total revenue		15,774,741	11,517,075	8,028,976
Interest and other financial expenses	6	(4,578,680)	(2,834,859)	(2,036,925)
Transactional expenses	6	(366,183)	(260,324)	(215,930)
Expected credit loss	7	(4,204,876)	(3,168,983)	(2,285,218)
Total cost of financial and transactional services provided		(9,149,739)	(6,264,166)	(4,538,073)

Gross profit		6,625,002	5,252,909	3,490,903

Operating (expenses) income
Customer support and operations	8	(651,760)	(604,643)	(488,082)
General and administrative expenses	8	(1,420,460)	(1,256,086)	(1,042,290)
Marketing expenses	8	(302,822)	(246,396)	(171,022)
Other expenses	8	(507,942)	(406,627)	(278,184)
Other income	8	130,090	56,041	27,753
Total operating (expenses) income		(2,752,894)	(2,457,711)	(1,951,825)

Share of loss in associates	18	(3,689)	—	—

Income before income taxes		3,868,419	2,795,198	1,539,078

Income taxes	30	(996,747)	(823,086)	(508,548)

Net income for the year		2,871,672	1,972,112	1,030,530
Net income attributable to shareholders of the parent company		2,868,892	1,972,112	1,030,530
Net income attributable to non-controlling interests		2,780	—	—

Earnings per share – Basic	9	0.5936	0.4115	0.2175
Earnings per share – Diluted	9	0.5846	0.4034	0.2121
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,832,944	4,792,081	4,738,841
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,907,352	4,888,918	4,857,579

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2025	2024	2023

Net income for the year		2,871,672	1,972,112	1,030,530

Other comprehensive income:
Effective portion of changes in fair value		19,979	56,141	29,305
Changes in fair value reclassified to profit or loss		(53,990)	(32,403)	(13,018)
Deferred income taxes		7,185	(13,405)	3,616
Cash flow hedge	20	(26,826)	10,333	19,903

Changes in fair value		12,184	2,078	32,246
Deferred income taxes		(8,470)	1,506	(1,950)
Financial assets at fair value through other comprehensive income		3,714	3,584	30,296

Currency translation on foreign entities		666,959	(998,474)	243,853

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		643,847	(984,557)	294,052

Changes in fair value - own credit adjustment		20	(40)	29
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		20	(40)	29
Total other comprehensive income (loss), net of tax		643,867	(984,597)	294,081
Total comprehensive income for the year, net of tax		3,515,539	987,515	1,324,611
Total comprehensive income attributable to shareholders of the parent company		3,512,759	987,515	1,324,611
Total comprehensive income attributable to non-controlling interests		2,780	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of December 31, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Assets
Cash and cash equivalents	11	15,003,643	9,185,742
Financial assets at fair value through profit or loss		1,140,671	740,706
Securities	12	1,059,923	665,242
Derivatives	20	80,748	75,464
Financial assets at fair value through other comprehensive income		12,157,076	9,913,517
Securities	12	12,157,076	9,913,517
Financial assets at amortized cost		41,518,114	26,701,841
Credit card receivables	13	18,267,904	12,259,276
Loans to customers	14	9,421,458	5,321,885
Compulsory and other deposits at central banks	15	9,537,788	6,743,336
Securities	12	3,141,504	885,418
Other receivables	16	1,000,683	1,413,443
Other financial assets		148,777	78,483
Other assets	17	1,403,870	663,578
Deferred tax assets	30	2,510,967	1,818,339
Investments in associates	18	98,702	99,365
Right-of-use assets		22,244	20,344
Property, plant and equipment		27,550	25,879
Intangible assets	19	601,669	347,616
Goodwill	19	409,371	414,287
Total assets		74,893,877	49,931,214

Consolidated Statements of Financial Position

As of December 31, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	2025	2024

Liabilities
Financial liabilities at fair value through profit or loss		65,969	32,329
Derivatives	20	65,969	32,329
Financial liabilities at amortized cost		60,741,103	40,227,546
Deposits	22	41,925,101	28,855,065
Payables to network	23	13,633,949	9,333,541
Borrowings and financing	24	4,398,216	1,730,357
Repurchase agreements	21	783,837	308,583
Salaries, allowances and social security contributions		236,565	180,181
Tax liabilities	30	1,424,118	1,102,086
Lease liabilities		29,197	26,197
Provisions and contingent liabilities	25	30,920	22,551
Deferred income	26	77,521	71,636
Other liabilities	27	966,922	621,612
Total liabilities		63,572,315	42,284,138

Equity
Share capital	31	84	84
Share premium reserve	31	5,062,464	5,053,776
Retained earnings	31	6,412,700	3,420,596
Other comprehensive income (loss)	31	(184,300)	(828,167)
Equity attributable to shareholders of the parent company		11,290,948	7,646,289
Equity attributable to non-controlling interests		30,614	787
Total equity		11,321,562	7,647,076
Total liabilities and equity		74,893,877	49,931,214

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the year		-	-	2,868,892	-	-	-	-	2,868,892	2,780	2,871,672
Share-based compensation, net of shares withheld for employee taxes	10	-	-	122,175	-	-	-	-	122,175	-	122,175
Shares issued to service providers	31	-	-	1,037	-	-	-	-	1,037	-	1,037
Shares issued on business acquisition	31	-	2,467	-	-	-	-	-	2,467	-	2,467
Stock options exercised	31	-	6,221	-	-	-	-	-	6,221	-	6,221
Increase in non-controlling interests		-	-	-	-	-	-	-	-	27,047	27,047
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	(26,826)	-	-	(26,826)	-	(26,826)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	3,714	-	3,714	-	3,714
Currency translation on foreign entities		-	-	-	666,959	-	-	-	666,959	-	666,959
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of December 31, 2025		84	5,062,464	6,412,700	(196,018)	(4,076)	15,296	498	11,290,948	30,614	11,321,562

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
						Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings		Translation reserve		Cash flow hedge reserve		Financial Assets at FVTOCI		Own credit revaluation reserve		Total equity	Total non-controlling interests	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	-	135,497	-	12,417	-	7,998	-	518	-	6,406,385	-	6,406,385
Net income for the year		-	-	1,972,112		-		-		-		-		1,972,112	-	1,972,112
Share-based compensation, net of shares withheld for employee taxes	10	-	-	170,252		-		-		-		-		170,252	-	170,252
Shares issued to service providers	31	-	-	1,283		-		-		-		-		1,283	-	1,283
Shares issued on business acquisition		-	75,308	-		-		-		-		-		75,308	-	75,308
Stock options exercised	31	-	5,546	-		-		-		-		-		5,546	-	5,546
Increase in non-controlling interests		-	-	-		-		-		-		-		-	787	787
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-		-		10,333		-		-		10,333		10,333
Fair value changes - financial assets at FVTOCI		-	-	-		-		-		3,584		-		3,584	-	3,584
Currency translation on foreign entities		-	-	-		(998,474)		-		-		-		(998,474)	-	(998,474)
Own credit adjustment		-	-	-		-		-		-		(40)		(40)	-	(40)
Balances as of December 31, 2024		84	5,053,776	3,420,596		(862,977)		22,750		11,582		478		7,646,289	787	7,647,076

		Attributable to shareholders of the parent company
							Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Share-based payment reserve	Accumulated losses	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balance as of December 31, 2022		83	4,963,774	765,639	(701,062)	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Net income for the year		-	-	-	1,030,530	1,030,530	-	-	-	-	1,030,530
Share-based compensation, net of shares withheld for employee taxes	10	-	-	160,309	-	160,309	-	-	-	-	160,309
Shares issued to service providers	31	-	-	21,533	-	21,533	-	-	-	-	21,533
Shares issued	31	1	-	-	-	-	-	-	-	-	1
Stock options exercised	31	-	9,148	-	-	-	-	-	-	-	9,148
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	-	-	19,903	-	-	19,903
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	-	-	30,296	-	30,296
Currency translation on foreign entities		-	-	-	-	-	243,853	-	-	-	243,853
Own credit adjustment		-	-	-	-	-	-	-	-	29	29
Balance as of December 31, 2023		84	4,972,922	947,481	329,468	1,276,949	135,497	12,417	7,998	518	6,406,385

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2025	2024	2023

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net income for the year		2,871,672	1,972,112	1,030,530
Adjustments:
Depreciation and amortization	8	97,968	77,128	62,895
Expected credit loss	7	4,701,058	3,469,044	2,487,648
Deferred income taxes	30	(427,259)	(713,435)	(675,682)
Provisions and contingent liabilities	25	29,238	18,406	17,098
Unrealized (gains) losses on financial instruments		(50,432)	47,933	15,885
Interest accrued		288,682	179,203	103,572
Share-based compensation		271,845	272,382	212,551
Share of loss in associates	18	3,689	—	—
Others		86,676	(2,723)	23,076
Total		7,873,137	5,320,050	3,277,573

Changes in operating assets and liabilities:
Securities		(4,812,896)	(2,552,241)	699,076
Credit card receivables		(12,445,835)	(5,873,063)	(7,878,307)
Loans to customers		(10,306,930)	(7,024,003)	(3,577,534)
Other receivables		406,251	385,192	(1,136,488)
Compulsory and other deposits at central banks		(2,749,819)	805,963	(4,540,463)
Other assets		(828,600)	369,190	(60,982)
Deposits		12,861,282	5,910,612	7,664,820
Payables to network		4,132,411	(528,511)	2,818,592
Deferred income		5,791	3,750	25,935
Other liabilities		2,659,676	1,111,830	1,279,987
Interest paid		(92,292)	(88,082)	(82,904)
Income tax paid		(1,641,663)	(1,262,541)	(612,447)
Interest received		8,439,951	5,820,898	3,389,331
Cash flows generated from (used in) operating activities		3,500,464	2,399,044	1,266,189

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	2025	2024	2023

Cash flows in investing activities
Acquisition of property, plant and equipment		(7,215)	(5,418)	(20,243)
Acquisition and development of intangible assets		(333,554)	(169,572)	(156,760)
Investments in associates		—	(99,365)	—
Acquisition of subsidiary, net of cash acquired		(1,539)	(5,637)	—
Derivatives		—	(50,635)	—
Cash flow generated from (used in) investing activities		(342,308)	(330,627)	(177,003)

Cash flows in financing activities
Proceeds from borrowings and financing	24	2,823,472	1,309,890	469,501
Payments of borrowings and financing	24	(532,755)	(580,642)	(46,501)
Lease payments		(6,708)	(7,053)	(6,933)
Exercise of stock options	31	6,221	5,546	9,148
Cash flows generated from (used in) financing activities		2,290,230	727,741	425,215
Change in cash and cash equivalents		5,448,386	2,796,158	1,514,401

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	9,185,742	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents		369,515	466,144	236,723
Cash and cash equivalents - end of the year	11	15,003,643	9,185,742	5,923,440
Increase (decrease) in cash and cash equivalents		5,448,386	2,796,158	1,514,401

Non-cash transactions
Shares issued to service providers		1,037	1,283	21,533
Shares issued on business acquisition		2,467	75,308	—

The accompanying notes are an integral part of these consolidated financial statements.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of December 31, 2025, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), is an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financiera provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which includes features of a traditional bank account. Additionally, on April 24, 2025, Nu Mexico Financiera received regulatory approval from the Comisión Nacional Bancaria y de Valores (CNBV), in coordination with Banxico and the Mexican Ministry of Finance (SHCP), to begin the process of converting into a bank. By obtaining such a license, the Group intends to expand its portfolio of credit and other financial products in Mexico.
•	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.
•	Nu United States LLC (formerly HelenOT, LLC, - effective on April 9th, 2026) is an direct subsidiary domiciled in Delaware, United States, formed on January 8, 2016, to engage in any lawful act or activity and current has no active operations.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including, credit card, personal loans, investments, and insurance, as well as the introduction of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these consolidated financial statements on April 08, 2026.

2. Statement of compliance

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards - Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers, and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt, and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities, and all of them are substantially based in US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entity is the Colombian Peso.

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

● Assets and liabilities are converted into US$ at the exchange rate at the reporting date;

● Equity is translated into US$ at historical cost;

● Revenues and expenses are translated using a monthly average exchange rate; and

● Statements of cash flow items are translated into US$ using the average exchange rate for the reporting period.

b) New or revised accounting pronouncements and relevant matters adopted in 2025:

The following new or revised accounting standards issued by IASB, were effective for the year covered by these consolidated financial statements and had no significant impact.

•	Lack of Exchangeability (Amendments to IAS 21)
•	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which is effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore, there has been no impact of Pillar Two. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

c) Other new or revised accounting pronouncements issued but not yet effective:

•	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).
•	Annual Improvements to IFRS Accounting Standards:
◦	IFRS 1: Hedge accounting by a first-time adopter;
◦	IFRS 7: Gain or loss on derecognition;
◦	IFRS 7: Disclosure of deferred difference between fair value and transaction price;
◦	IFRS 7: Introduction and credit risk disclosures;
◦	IFRS 9: Lessee derecognition of lease liabilities;
◦	IFRS 9: Transaction price;
◦	IFRS 10: Determination of a ‘de facto agent’;

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

◦	IAS 7: Cost method.

These amendments are effective as of January 1, 2026.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's consolidated financial statements.

•	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the statement of income by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard, and structuring action plans for its adoption.

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

The financial information of the subsidiaries was prepared for the same year as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

					Interest in total capital %
Entity	Control	Principal activities	Functional currency	Country	2025	2024	2023
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations and prepaid account operations	BRL	Brazil	100%	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%	100%
Nu United States LLC (formerly HelenOT, LLC)	Direct	Limited liability company	USD	United States	100%	100%	100%

The interest owned by other investors in these entities are presented as non-controlling interests in these consolidated financial statements.

Nu Pagamentos, Nu Financiera, and Nu Investimento, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of December 31, 2025 and 2024, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and, have the ability to affect those returns through power over the funds.

4. Material accounting policies

The accounting policies described below have been applied consistently through the years presented in these consolidated financial statements.

a)	Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss ("FVTPL"), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss ("ECL") is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"), if any.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

•	Financial assets and financial liabilities held for trading;
•	Debt instruments that do not solely have payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
•	Equity instruments that have not been designated as held at FVTOCI.

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

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

•	How key management assess and report on the performance of the business model and the financial assets held in the business model;
•	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed; and
•	The frequency and volume of sales in previous years, as well as expectations of future sales.

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Group's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income using the effective interest rate method.

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

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

•	Cash and cash equivalents;
•	Securities;
•	Derivatives;
•	Compulsory and other deposits at central banks;
•	Credit card receivables and loans to customers;
•	Other financial assets;

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

•	Other receivables.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they must be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

•	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from price fluctuations of these liabilities and financial derivatives not designated as hedging instruments.
•	Financial liabilities designated at FVTPL: financial liabilities are included in this category when such liabilities provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when the liabilities incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in the statement of income (the remaining amount of change in the fair value of the liability).
•	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

•	Derivatives;
•	Repurchase agreements;
•	Deposits;
•	Payables to network;
•	Borrowings and financing, and securitized borrowings.

Expected credit loss of financial assets

The Group recognizes an allowance for expected credit loss ("ECL") for all financial assets and specific off-balance sheet exposures such as undrawn credit limits.

The ECL measurement reflects an unbiased and probability-weighted amount that is determined by evaluating historical portfolio behavior, different economic scenarios and the time value of money.

The Group applies a three-stage model based on changes in credit quality since initial recognition to determine whether the ECL should be measured based on 12-month expected losses or lifetime expected losses. These assessments are performed on a collective basis, grouping financial instruments with shared credit risk characteristics.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group calculates different provisions for the financial instruments classified into:

•	Stage 1 - no significant increase in credit risk;
•	Stage 2 - significant increase in credit risk (“SICR”) since initial recognition; and
•	Stage 3 - credit impaired.

Based on these concepts, Nu’s approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days but less than 90 (ninety) days in arrears; or
(ii)	relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current risk assessment of the counterparty with the one given at the moment of recognition of the financial asset. The risk assessment considers the probability of default (PD) of the financial instrument in both for the purpose of determining whether a risk increase deemed significant has occurred.

A cure criteria is adopted for stage 2, evaluating if the financial asset no longer meets the significant increase in credit risk criteria as stated above.

Stage 3 definition – credit impaired

Stage 3 definition follows the definition of default:

(i)	The financial asset is more than 90 (ninety) days in arrears; or
(ii)	There are indications that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty (debt restructuring), in addition to other qualitative criteria, such as bankruptcy.

The Group also assumes a cure criteria for stage 3, establishing a probation period required to revert the condition of the impaired asset, enabling migration to prior stages.

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the installments-based facilities, the lifetime is straightforward, being equal to the number of months when remaining loan installments are possible to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

In turn, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on average market expectations for the main countries the Group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment, and basic interest rate. These forecasts are monitored by the Group.

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

The weights and their severity are factored into the estimation of the ECL final result. Management believes that this methodology allows a timelier response to changes in macroeconomic trends.

Measuring ECL

The final ECL is calculated using the following parameters:

•	Probability of default (PD): is the likelihood that a receivable will reach default in a specific time period. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, the calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.
•	Exposure at default (EAD): the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast, the EAD of a product is the expected balance value at default after considering the repayments behavior.
•	Loss given default (LGD): the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of all recoveries, adjusted for collections costs, divided by the defaulted balances.
•	Discount rate: it is the average effective interest rate obtained by using historical data.

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group’s Credit Risk Team is responsible for the ECL methodology. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

•	Backtesting: comparing the model’s predictions at prior reference dates allows the Group to evaluate how the models’ predictions at those dates have paired with actual data, with the goal of evaluating the accuracy of the ECL underlying models.
•	Coverage duration: the Group analyzes the number of months it is covered for actual credit losses with the existing ECL of a given cohort.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Presentation of ECL in the consolidated statement of financial position

The ECL is presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the assets. Any excess of the ECL over the gross amount is presented as a provision in “Other liabilities”.

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is taken when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts. All balances are written-off and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of income as “Expected credit loss”.

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

The major modifications in the Company’s financial assets correspond to changes in contractual cash flows when credit card receivables are modified to receivables in installments or changes in the installments profile in loans to customers. These modifications result from commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

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

For ECL purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty due to a deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (i) any material discounts applied to the current obligation and (ii) changes in prices that do not represent the customer credit risk profile.

Derivatives

Derivatives are contracts or agreements the value of which is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at its fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of income and included within “Interest income and gains net of losses on financial instruments”.

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

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in the Nu Holdings standalone, and its subsidiary Nu Pagamentos that are exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in equity are reclassified to the statement of income in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services, administrative expenses, and intercompany expenses.

(ii) Hedge of corporate and social security taxes over share-based compensation - The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes on Restricted Stock Units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure hereby replacing market risk by interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining or updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to reduce the risk of ineffectiveness. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payable for corporate and social security taxes, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

(iii) Fair value hedge - The Group is exposed to interest rate risk on its portfolio of certain fixed-rate government bonds classified as securities measured at a fair value through other comprehensive income and amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into Interest Rate Swaps (IRS) that converted the fixed returns of the bonds into floating rates aligning the yield profile of the securities with the Group’s risk management strategy.

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the interest rate risk, with the gain or loss recognized in statements of income, where it offsets the fair value movements of the Interest Rate Swaps.

Effectiveness of the hedging is assessed periodically. The Group compares the changes in the fair value of the interest rate swaps with the changes in the fair value of the government bonds attributable to the hedged risk and ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration. Sources of ineffectiveness may include basis risk, differences in interest rate curves, and potential timing differences in the settlement of the instruments.

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

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

•	Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 29.

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

Interest income and gains net of losses on financial instruments

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Fee and commission income

Fee and commission income are shown net of federal revenue taxes. The underlying principle applied in revenue recognition is to recognize revenue as the Group transfers goods or services to customers at an amount that the Group expects to be entitled to in exchange for those goods or services.

i)	Credit and prepaid card income

Credit and prepaid card income represent revenues to authorize and provide settlement on credit and prepaid card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Credit and prepaid card income, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Amount due from Mastercard related to the interchange income is withheld from the amount to be paid to Mastercard. Additionally, there are revenues recognized from performance-linked contracts, including incentive mechanisms linked to prepaid and credit transaction volume performance and other performance obligations. These revenues are recognized on a straight-line basis until all performance obligations have been satisfied.

(ii) Late fees

Late fees are revenues related to fees over late installments, which are charges imposed by a lender or service provider when the customer or borrower fails to make a payment by the designated due date outlined in their agreement.

Late Fees are directly associated with products such as credit cards or loans. The revenue from these services provided to customers is accounted for under service revenue due to factors such as the existence of a contract and the transfer of service to the customer. Additionally, late fees are based on a fixed amount (based on a fixed rate incurred on the value of the installment) associated with these services provided.

Fee and commission income are shown net of federal revenue taxes.

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

Credit card receivables are reported at their amortized cost, net of the expected credit loss (ECL).

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Group is responsible for on the referred network.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

f)	Loans to customers

Loans to customers are related to Nu’s unsecured and secured loan products. Loans are reported at the amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL).

g)	Compulsory and other deposits at central banks

Compulsory deposits and reserves are the amount required by the Central Banks based on the amount of deposits from customers held by Nu or to support instant payments operations.

h)	Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, which conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.” To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•	the Group has the right to obtain all the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and
•	the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

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

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is comprised of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

Investments in associates are accounted for under the equity method, that is, initially recognized at cost, including transaction costs, and the carrying amount is subsequently increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

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

Directly attributable expenditures related to internally generated intangible assets, mainly related to the development of new features and/or products, are capitalized from the date on which the entity demonstrates, among others, its technical feasibility, intention to complete, ability to use and can reasonably demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of property, plant, and equipment and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software and internally developed assets	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

k)	Goodwill

Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Impairment of non-financial assets occur annually, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

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

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and prepaid card operations, such as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

n)	Deposits

Corresponds to amounts deposited by customers mainly in:

(i)	Nubank's prepaid accounts, NuAccount;
(ii)	Bank Receipt of Deposits ("RDB"). The amounts deposited by customers in these modalities can be used as a financing source for the Group’s operation and may or may not be invested in government securities;
(iii)	Time deposits;
(iv)	Bank certificate of deposit ("CDB”); and
(v)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)	Payables to network

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

Contingent liabilities are possible obligations that arise from past events in which existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group discloses in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are possible assets that arise from past events in which existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of income, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s)	Provisions and contingent liabilities

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

•	Probable: liabilities are recognized in the consolidated statements of financial position as “Provisions and contingent liabilities”;
•	Possible: disclosed in the financial statements, but for which no provision is recognized; and
•	Remote: require neither provision nor disclosure in the financial statements.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

Income tax payable on income, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group’s most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Tax	Rate (2025)	Rate (2024)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15%	15%

As of December 2025, the Group made the revaluation of deferred tax assets and liabilities on temporary differences due to the enactment of Complementary Law No. 224/2025 in Brazil, which amended the Social Contribution on Net Profit (CSLL) rates for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13. For payment institutions, the rates are 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates are 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.

Taxable profit differs from net profit as reported in the statement of income as it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

•	the most likely amount - the single most likely amount in a range of possible outcomes or;
•	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a ECL for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") methodology are:

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Sensitivity analysis

On December 31, 2025, the ECL for credit card receivables and loans to customers totaled US$5,021,996, of which US$3,528,001 related to credit card receivables and US$1,493,995 to loans to customers. The ECL is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the expected credit loss is determined based on the weighted average of these scenarios. Such weightings reflect management's perception about the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	5,021,996	4,708,093	4,957,850	5,403,461

Key elements for estimates

The estimate that has a significant risk of resulting in a significant adjustment to the amount of expected credit losses is:

a)	The relationship of the observed losses and the past macroeconomic scenarios.
b)	Goodwill impairment analysis

For the purposes of impairment testing, goodwill was allocated to the investment activities cash-generating unit ("CGU"). Impairment tests were performed on September 30, 2025 and no adjustment to the recoverable amount for the goodwill was recorded since the recoverable amounts of CGU were determined to be higher than its carrying amount. Up to December 31, 2025, no events or circumstances that could be indicators of impairment were identified.

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

The estimated recoverable amount of all CGUs exceeded their carrying amount on September 30, 2025. The carrying amount and main assumptions used in determining the recoverable amounts are:

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

CGU	Carrying amount (US$ million)	Goodwill (US$ million)	Discount rate (%)	Growth rate (%)

Investments activities CGU	567	348	16.51	3.69

c)	Provisions and contingent liabilities

The Group and its subsidiaries are parties to provisions and contingent liabilities. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as legal counsel’s opinion.

The provision represents management’s best estimate of the Group’s future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods.

d)	Fair value of financial instruments

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

More information about the significant unobservable inputs and other information are disclosed in note 29.

d)	Investments in associates

Judgment by Management is required in determining if Nu has significant influence, which is characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

6. Income and related expenses

a) Interest income and gains net of losses on financial instruments

	2025	2024	2023

Interest income – credit card	4,597,770	3,802,366	2,521,892
Interest income – loan	4,784,263	3,038,663	1,650,321
Interest income – other assets at amortized cost	2,284,594	1,278,980	851,237
Interest income – other receivables	361,675	324,196	398,536
Interest income and gains net of losses - financial instruments at fair value	1,359,548	1,287,991	973,029
Other income at fair value	46,833	(101,153)	44,697
Total interest income and gains net of losses on financial instruments	13,434,683	9,631,043	6,439,712

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial instruments at fair value comprise interest and the fair value changes on financial instruments carried at fair value.

b) Fee and commission income

	2025	2024	2023

Credit and prepaid card income	1,720,278	1,380,577	1,187,857
Late fees	385,005	287,483	180,688
Insurance commission	35,530	29,098	24,394
Other fee and commission income	199,245	188,874	196,325
Total fee and commission income	2,340,058	1,886,032	1,589,264

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

c) Interest and other financial expenses

	2025	2024	2023

Interest expense on deposits	3,876,544	2,342,227	1,723,839
Interest expenses on repurchases agreements, borrowings and financing	429,693	259,430	136,423
Other interest and similar expenses	272,443	233,202	176,663
Interest and other financial expenses	4,578,680	2,834,859	2,036,925

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

d) Transactional expenses

	2025	2024	2023

Payments and network costs (i)	107,619	83,573	76,152
Rewards expenses	138,169	68,500	58,304
Financial system expenses	15,510	14,995	23,063
Other transactional expenses	104,885	93,256	58,411
Total transactional expenses	366,183	260,324	215,930

(i) The "Bank slip costs" and "Credit and prepaid card network costs" lines were previously presented separately but have been consolidated into a single line titled "Payments and network costs."

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, fulfillment costs relating to the rewards program upon point redemption by customers, and other payment-related costs.

Payments and network costs represent costs associated with bank slip processing fees, fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities, operational fixed fees, royalties and bank slip issuance.

Rewards expenses represent costs associated with Nu’s customer rewards programs, including expenses incurred upon redemption to reward points.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

7. Expected credit loss

	2025	2024	2023

Net increase of expected credit loss - Credit card receivables (note 13)	2,675,197	2,211,862	1,849,706
Recovery	(312,947)	(192,415)	(158,747)
Expected credit loss - Credit card receivables	2,362,250	2,019,447	1,690,959

Net increase of credit expected loss - Loan to customers (note 14)	1,999,646	1,257,358	634,356
Recovery	(183,235)	(107,646)	(43,683)
Expected credit loss - Loan to customers	1,816,411	1,149,712	590,673

Expected credit loss - Others	26,215	(176)	3,586
Total	4,204,876	3,168,983	2,285,218

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

8. Operating (expenses) income

	2025
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(247,295)	(254,920)	-	-	-	(502,215)
Credit analysis and collection costs	(127,977)	(32,680)	-	-	-	(160,657)
Customer services	(87,384)	(5,155)	-	-	-	(92,539)
Salaries and associated benefits	(77,729)	(409,300)	(19,809)	-	-	(506,838)
Credit and prepaid card issuance costs	(44,941)	(55,621)	-	-	-	(100,562)
Share-based compensation (note 10)	(5,845)	(313,949)	(9,662)	-	-	(329,456)
Specialized services expenses	-	(102,461)	-	-	-	(102,461)
Other personnel costs	(22,988)	(70,144)	(2,243)	-	-	(95,375)
Depreciation and amortization	(37,471)	(60,497)	-	-	-	(97,968)
Branding and advertising	-	-	(271,108)	-	-	(271,108)
Taxes on financial income	-	-	-	(442,289)	-	(442,289)
Others	(130)	(115,733)	-	(65,653)	130,090	(51,426)
Total	(651,760)	(1,420,460)	(302,822)	(507,942)	130,090	(2,752,894)

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(233,845)	(195,064)	—	—	—	(428,909)
Credit analysis and collection costs	(111,864)	(35,994)	—	—	—	(147,858)
Customer services	(92,615)	(6,342)	—	—	—	(98,957)
Salaries and associated benefits	(74,253)	(349,910)	(18,310)	—	—	(442,473)
Credit and prepaid card issuance costs	(31,403)	(43,653)	-	—	—	(75,056)
Share-based compensation (note 10)	(12,055)	(351,431)	(9,183)	—	—	(372,669)
Specialized services expenses	—	(77,231)	-	—	—	(77,231)
Other personnel costs	(21,018)	(53,839)	(2,201)	—	—	(77,058)
Depreciation and amortization	(27,485)	(49,643)	-	—	—	(77,128)
Branding and advertising	—	—	(216,702)	—	—	(216,702)
Taxes on financial income	—	—	—	(341,990)	—	(341,990)
Others	(105)	(92,979)	—	(64,637)	56,041	(101,680)
Total	(604,643)	(1,256,086)	(246,396)	(406,627)	56,041	(2,457,711)

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(186,651)	(174,557)	—	—	—	(361,208)
Credit analysis and collection costs	(89,293)	(41,316)	—	—	—	(130,609)
Customer services	(80,866)	(7,491)	—	—	—	(88,357)
Salaries and associated benefits	(72,478)	(300,559)	(20,994)	—	—	(394,031)
Credit and prepaid card issuance costs	(27,137)	(55,396)	—	—	—	(82,533)
Share-based compensation (note 10)	(2,770)	(251,769)	(1,075)	—	—	(255,614)
Specialized services expenses	—	(61,404)	—	—	—	(61,404)
Other personnel costs	(15,675)	(46,251)	(2,298)	—	—	(64,224)
Depreciation and amortization	(13,072)	(49,823)	—	—	—	(62,895)
Branding and advertising	—	—	(138,656)	—	—	(138,656)
Taxes on financial income	—	—	—	(229,726)	—	(229,726)
Others	(140)	(53,724)	(7,999)	(48,458)	27,753	(82,568)
Total	(488,082)	(1,042,290)	(171,022)	(278,184)	27,753	(1,951,825)

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

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

Customer services primarily include costs with customer services provided by service providers. These costs, exclusively related to acquisition of new clients, are presented as “General and administrative expenses” and all others are presented as “Customer support and operations”.

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

Credit and prepaid card issuance costs include printing, packing, shipping and other costs. Costs related to the first issued card to a customer are initially recorded as a “Deferred expenses” asset included in “Other assets” and then amortized. The amortization related to the first card of the customer is presented as “General and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “Customer support and operations”.

Taxes on financial income include federal taxes on financial revenue, such as interest income and gains on financial instruments and similar financial activities according to Brazilian tax rules.

Other income primarily relates to foreign exchange gains and losses on foreign transactions and monetary adjustments on recoverable taxes.
9. Earnings per share

	2025	2024	2023

Earnings attributable to shareholders of the parent company	2,868,892	1,972,112	1,030,530
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,832,944	4,792,081	4,738,841
Adjustment for the diluted earnings per share:
Share based payment	69,407	92,235	112,823
Business acquisition	5,001	4,602	5,915
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,907,352	4,888,918	4,857,579
Earnings per share – basic (US$)	0.5936	0.4115	0.2175
Earnings per share – diluted (US$)	0.5846	0.4034	0.2121
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	12,605	2,808	4,143

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

10. Share-based payments

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

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the tax rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of profit or loss.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2025	WAEP (US$)	2024	WAEP (US$)	2023	WAEP (US$)

Outstanding on January 1	35,937,918	1.58	59,942,062	1.04	101,276,327	0.72
Exercised during the year	(14,110,158)	1.32	(23,795,083)	0.15	(39,100,504)	0.21
Forfeited during the year	(8,564)		(209,061)		(2,233,761)
Outstanding on December 31	21,819,196	1.80	35,937,918	1.58	59,942,062	1.04
Exercisable on December 31	21,819,196	1.80	35,771,297	1.58	53,561,964	0.94

RSUs	2025	WAGDFV (US$)	2024	WAGDFV (US$)	2023	WAEP (US$)

Outstanding on January 1	59,915,454	7.92	66,512,061	5.66	72,401,895	5.46
Granted during the year	37,616,075	11.91	27,823,420	11.33	35,823,472	4.97
Vested during the year	(33,525,131)	7.85	(29,598,948)	6.22	(29,212,440)	4.45
Forfeited during the year	(10,917,984)		(4,821,079)		(12,500,866)
Outstanding on December 31	53,088,414	10.54	59,915,454	7.92	66,512,061	5.66

The following tables present the total amount of share-based compensation expense and the provision for taxes for the years ended December 31, 2025, 2024 and 2023.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025	2024	2023

SOP and RSU expenses and associated corporate and social security taxes expenses	352,828	393,788	256,103
RSUs and SOPs grant - business combination	3,570	5,480	13,400
Awards expenses and related taxes	2,575	8,936	19,814
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(29,517)	(35,535)	(33,703)
Total share-based compensation expenses (note 8)	329,456	372,669	255,614

Equity share-based compensation, net of shares withheld for employee taxes	122,175	170,252	160,309

	2025	2024	2023

Liability provision for taxes presented as salaries, allowances and social security contributions	109,855	88,139	66,075

In 2025 and 2024, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2025	2024	2023
Weighted average share price at the date of exercise of options during the year (US$)	13.82	12.38	6.37
Weighted Average remaining contractual life of options outstanding at year-end	2.99	4.79	4.78

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	3.5%	8.7%	28.7%
US$ 0.11 to US$ 0.50	92.8%	30.5%	32.6%
US$ 0.51 to US$ 15.00	3.7%	60.8%	38.7%

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	2,357	56,392	50,403
Unvested	—	320	12,125

The following table presents additional information related to the RSUs and Awards characteristics and the valuation model:

	2025	2024
Most relevant vesting periods for the grants outstanding
3 years	50.97%	53.82%
5 years	42.78%	37.32%
Weighted-Average awards vesting period	3.8 years	3.1 years

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

11. Cash and cash equivalents

	2025	2024

Deposits at central banks	8,640,241	4,781,039
Reverse repurchase agreement	3,611,526	2,291,807
Bank balances	2,098,976	1,943,399
Short-term investments	652,900	169,488
Other cash and cash equivalents	—	9
Total	15,003,643	9,185,742

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Deposits at central banks are deposits made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. In Brazil, the average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) as of December 31, 2025 and December 31, 2024, with daily maturity. In Colombia and Mexico, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 8.3% per year as of December 31, 2025 (10.3% per year as of December 31, 2024).

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.6% per year as of December 31, 2025 (as of December 31, 2024, the amount was mainly in Brazilian Reais and the average rate of remuneration was 100.0% of the Brazilian CDI rate).

12. Securities

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2025					2024
			Maturities
Financial instruments at FVTPL	Gross Book Value (i)	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds
Latin America	175,744	175,302	-	-	175,302	492,552
Total government bonds	175,744	175,302	-	-	175,302	492,552

Corporate bonds and other instruments
Bill of credit (LC)	3	3	-	2	1	10
Certificate of bank deposits	5,265	5,241	-	3,234	2,007	1,365
Real estate and agribusiness letter of credit	607	606	-	482	124	1,283
Corporate bonds and debentures	3,247	3,249	-	2	3,247	5,904
Equity instrument (ii)	22,109	27,120	27,120	-	-	12,900
Investment funds	29,517	29,517	29,517	-	-	100,199
Notes	817,431	818,885	-	818,885	-	51,029
Total corporate bonds and other instruments	878,179	884,621	56,637	822,605	5,379	172,690
Total financial instruments at FVTPL	1,053,923	1,059,923	56,637	822,605	180,681	665,242

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

(i)	The Gross Book Value represents the gross carrying amount of the financial instruments. For the purposes of these Financial Statements, Gross Book Value is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	Refers mainly to an investment in Jupiter, a neobank for consumers in India, an investment in Din Global ("dBank"), a Pakistani fintech company and in Tempo Labs Inc, a North American fintech. As of December 31, 2025, the total fair value of these investments corresponded to US$26,700 (US$12,900 as of December 31, 2024), classified as level 3 in the fair value hierarchy, as described in note 29.

	2025		2024
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	1,177,913	214,337	3,691,084	597,882
U.S. Dollars	831,385	831,385	54,460	54,460
Others (ii)	1,260,835	14,200	1,103,724	12,900
Total		1,059,923		665,242

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	2025					2024
			Maturities
Financial instruments at FVTOCI	Gross Book Value (i)	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds (ii)
Latin America	11,518,870	11,525,845	-	1,215,233	10,310,612	8,279,684
North America	-	-	-	-	-	177,006
Total government bonds	11,518,870	11,525,845	-	1,215,233	10,310,612	8,456,690

Corporate bonds and other instruments
Certificate of bank deposits	210,971	211,471	-	16,036	195,435	-
Corporate bonds and debentures	206,190	183,143	-	74,941	108,202	1,120,206
Investment funds	41,173	41,600	41,600	-	-	23,221
Time deposit	187,693	187,683	-	180,378	7,305	303,970
Real estate and agribusiness certificate of receivables	7,332	7,334	-	-	7,334	9,430
Total corporate bonds and other instruments	653,359	631,231	41,600	271,355	318,276	1,456,827
Total financial instruments at FVTOCI	12,172,229	12,157,076	41,600	1,486,588	10,628,888	9,913,517
(i)	The Gross Book Value represents the gross carrying amount of the financial instruments. For the purposes of these Financial Statements, Gross Book Value is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	As of December 2025, the balance of government securities held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil was zero (US$51,128 as of December 31, 2024). The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see Note 15) to meet these regulatory requirements. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$297,274 (US$350,193 as of December 31, 2024). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025		2024
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	58,240,612	10,597,681	56,819,567	9,203,636
U.S. Dollars	187,683	187,683	262,699	262,699
Mexican Pesos	4,003,565	222,321	8,729,908	419,159
Colombian Pesos	4,338,625,279	1,149,390	123,458,969	28,023
Total		12,157,076		9,913,517

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded an ECL movement for the year ended December 31, 2025, in the amount of US$25,445 (US$ 541 as of December 31, 2024).

The following table shows reconciliations from the opening to the closing balance of the expected credit loss by the stages during the year ended on December 31, 2025. There was no transfer between stages during the year ended on December 31, 2024 and 2023 all the exposure was classified as Stage 1.

	2025
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of year	1,869	—	—	1,869
Net increase of loss allowance	(541)	—	25,986	25,445
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(541)	—	25,986	25,445
Effect of changes in exchange rates (OCI)	(4)	—	(1,534)	(1,538)
Loss allowance of financial assets at FVTOCI at end of the year	1,324	—	24,452	25,776

c) Financial instruments at amortized cost

	2025				2024
		Maturities
Financial instruments at amortized cost	Carrying amount	No maturity	Up to 12 months	Over 12 months	Carrying amount (i)

Government bonds (i)
Latin America (ii)	1,089,695	-	998,405	91,290	544,896
Europe	1,053,194	-	580,586	472,608	197,645
Asia-Pacific	958,248	-	268,269	689,979	138,897
Total government bonds	3,101,137	-	1,847,260	1,253,877	881,438

Corporate bonds and other instruments
Corporate bonds and debentures	40,367	-	40,367	-	3,980
Total sovereign bonds and other instruments	40,367	-	40,367	-	3,980
Total financial instruments at amortized cost	3,141,504	-	1,887,627	1,253,877	885,418
(i)	As of December 31, 2025, includes US$899,809 (US$201,494 as of December 31, 2024) held by the subsidiaries as guarantee pledged to the margin loan, see details in note 24.
(ii)	Carrying amount of the Latin America government bonds comprises the amortized cost (principal plus accrued interest) adjusted for fair value hedge basis adjustments related to hedged interest rate risk. See note 20.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025		2024
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$

Currency:
Mexican Pesos	11,830,793	656,974	7,003,292	336,257
Brazilian Reais	11,275,922	2,051,809	1,244,752	201,625
Colombian Pesos	1,633,400,166	432,721	919,186,238	208,639
U.S. Dollars	-	-	138,897	138,897
Total		3,141,504		885,418

The Group has recorded an ECL in the amount of US$855 as of December 31, 2025 (as of December 31, 2024 the balance was zero) and the exposure was classified as Stage 1. There was no transfer between stages during the years ended on December 31, 2025, 2024 and 2023.

13. Credit card receivables

Composition of receivables

	2025	2024

Credit Card Receivables	21,751,226	14,619,312
Total receivables	21,751,226	14,619,312

Credit card expected credit loss
Presented as deduction of receivables	(3,483,322)	(2,360,036)
Presented as "Other liabilities" (note 27)	(44,679)	(29,490)
Total credit card expected credit loss	(3,528,001)	(2,389,526)
Receivables, net	18,223,225	12,229,786
Total receivables presented as assets	18,267,904	12,259,276

a) Breakdown by maturity

	2025		2024
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	8,553,402	39.3%	5,988,227	41.0%
30 to 60 days	3,643,369	16.8%	2,497,783	17.1%
60 to 90 days	2,179,330	10.0%	1,405,428	9.6%
Over 90 days	5,000,481	22.9%	3,085,206	21.1%
Total receivables not overdue	19,376,582	89.0%	12,976,644	88.8%

Receivables overdue by:
Up to 30 days	584,397	2.7%	411,881	2.8%
30 to 60 days	252,171	1.2%	176,988	1.3%
60 to 90 days	214,144	1.0%	147,486	1.0%
Over 90 days	1,323,932	6.1%	906,313	6.1%
Total receivables overdue	2,374,644	11.0%	1,642,668	11.2%
Total	21,751,226	100.0%	14,619,312	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Expected credit loss - by stages

As of December 31, 2025, the credit card ECL totaled US$3,528,001 (US$2,389,526 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in note 4.

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Stage 1	17,593,016	80.8%	966,831	27.4%	5.5%	11,849,086	81.1%	670,984	28.0%	5.7%

Stage 2	2,179,810	10.1%	856,689	24.3%	39.3%	1,377,896	9.4%	445,996	18.7%	32.4%
Absolute Trigger (Days late)	528,694	24.3%	327,470	38.2%	61.9%	349,725	25.4%	254,294	57.0%	72.7%
Relative Trigger (PD deterioration)	1,651,116	75.7%	529,219	61.8%	32.1%	1,028,171	74.6%	191,702	43.0%	18.6%

Stage 3	1,978,400	9.1%	1,704,481	48.3%	86.2%	1,392,330	9.5%	1,272,546	53.3%	91.4%
Total	21,751,226	100.0%	3,528,001	100.0%	16.2%	14,619,312	100.0%	2,389,526	100.0%	16.3%

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

c) Expected credit loss - by credit quality vs. stages

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Strong (PD < 5%)	10,012,573	46.0%	204,331	5.8%	2.0%	6,644,920	45.5%	126,401	5.3%	1.9%
Stage 1	10,012,568	100.0%	204,331	100.0%	2.0%	6,628,863	99.8%	126,147	99.8%	1.9%
Stage 2	5	—	—	—	—	16,057	0.2%	254	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	6,766,135	31.1%	574,635	16.3%	8.8%	4,304,062	29.4%	324,830	13.6%	7.5%
Stage 1	6,517,743	96.3%	553,357	96.2%	8.5%	4,170,990	96.9%	315,603	97.2%	7.6%
Stage 2	248,392	3.7%	21,278	3.8%	8.6%	133,072	3.1%	9,227	2.8%	6.9%

Higher Risk (PD > 20%)	4,972,518	22.9%	2,749,035	77.9%	55.3%	3,670,330	25.1%	1,938,295	81.1%	52.8%
Stage 1	1,062,705	21.4%	209,143	7.7%	19.7%	1,049,233	28.6%	229,234	11.8%	21.8%
Stage 2	1,931,413	38.8%	835,411	30.4%	43.3%	1,228,767	33.5%	436,515	22.5%	35.5%
Stage 3	1,978,400	39.8%	1,704,481	62.0%	86.2%	1,392,330	37.9%	1,272,546	65.7%	91.4%
Total	21,751,226	100.0%	3,528,001	100.0%	16.2%	14,619,312	100.0%	2,389,526	100.0%	16.3%

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

d) Expected credit loss - changes

The following tables show the reconciliations from the opening to the closing balance of the expected credit loss by stages of the financial instruments.

	2025
	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	670,984	445,996	1,272,546	2,389,526
Transfers from Stage 1 to Stage 2	(74,411)	74,411	-	-
Transfers from Stage 2 to Stage 1	128,804	(128,804)	-	-
Transfers to Stage 3	(126,995)	(317,367)	444,362	-
Transfers from Stage 3	188,299	23,613	(211,912)	-
Write-offs	-	-	(1,852,246)	(1,852,246)
Net increase of loss allowance (note 7)	88,477	696,292	1,890,428	2,675,197
New originations (a)	140,242	28,147	11,603	179,992
Changes in exposure of preexisting accounts (b)	829,183	30,441	(6,182)	853,442
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(795,441)	473,631	1,984,863	1,663,053
Changes to models used in calculation (c)	(85,507)	164,073	(99,856)	(21,290)
Effect of changes in exchange rates (OCI)	91,673	62,548	161,303	315,524
Expected credit loss at end of the year	966,831	856,689	1,704,481	3,528,001

	2024
	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(59,159)	59,159	-	-
Transfers from Stage 2 to Stage 1	101,506	(101,506)	-	-
Transfers to Stage 3	(113,260)	(259,613)	372,873	-
Transfers from Stage 3	65,461	13,879	(79,340)	-
Write-offs	-	-	(1,374,040)	(1,374,040)
Net increase of loss allowance (note 7)	141,816	366,762	1,703,284	2,211,862
New originations (a)	159,762	16,370	11,130	187,262
Changes in exposure of preexisting accounts (b)	382,216	12,000	(5,242)	388,974
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(351,741)	356,617	1,629,416	1,634,292
Changes to models used in calculation (c)	(48,421)	(18,225)	67,980	1,334
Effect of changes in exchange rates (OCI)	(158,531)	(110,399)	(275,635)	(544,565)
Expected credit loss at end of the year	670,984	445,996	1,272,546	2,389,526

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2023
	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(33,880)	33,880	-	-
Transfers from Stage 2 to Stage 1	56,981	(56,981)	-	-
Transfers to Stage 3	(63,264)	(170,141)	233,405	-
Transfers from Stage 3	15,489	4,693	(20,182)	-
Write-offs	-	-	(935,283)	(935,283)
Net increase of loss allowance (note 7)	349,215	381,447	1,119,044	1,849,706
New originations (a)	157,928	15,748	8,999	182,675
Changes in exposure of preexisting accounts (b)	275,749	13,706	2,280	291,735
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(170,839)	310,683	1,087,561	1,227,405
Changes to models used in calculation (c)	86,377	41,310	20,204	147,891
Effect of changes in exchange rates (OCI)	45,640	30,635	54,903	131,178
Expected credit loss at end of the year	693,151	477,714	925,404	2,096,269

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (c), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that existed in the beginning of the year. ECL effects were calculated as if risk parameters of the exposures at the beginning of the year were applied.

(c) Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	11,849,086	1,377,896	1,392,330	14,619,312
Transfers from Stage 1 to Stage 2	(981,207)	981,207	-	-
Transfers from Stage 2 to Stage 1	649,661	(649,661)	-	-
Transfers to Stage 3	(1,017,640)	(663,386)	1,681,026	-
Transfers from Stage 3	212,986	26,716	(239,702)	-
Write-offs	-	-	(1,852,246)	(1,852,246)
Net change of gross carrying amount	5,283,151	921,861	815,737	7,020,749
Effect of changes in exchange rates (OCI)	1,596,979	185,177	181,255	1,963,411
Gross carrying amount at end of the year	17,593,016	2,179,810	1,978,400	21,751,226

	2024
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	11,891,823	1,490,067	1,106,414	14,488,304
Transfers from Stage 1 to Stage 2	(707,959)	707,959	-	-
Transfers from Stage 2 to Stage 1	465,757	(465,757)	-	-
Transfers to Stage 3	(805,829)	(518,848)	1,324,677	-
Transfers from Stage 3	98,326	21,770	(120,096)	-
Write-offs	-	-	(1,374,040)	(1,374,040)
Net change of gross carrying amount	3,738,093	486,719	763,150	4,987,962
Effect of changes in exchange rates (OCI)	(2,831,125)	(344,014)	(307,775)	(3,482,914)
Gross carrying amount at end of the year	11,849,086	1,377,896	1,392,330	14,619,312

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(581,044)	581,044	-	-
Transfers from Stage 2 to Stage 1	307,046	(307,046)	-	-
Transfers to Stage 3	(554,432)	(383,006)	937,438	-
Transfers from Stage 3	20,523	6,235	(26,758)	-
Write-offs	-	-	(935,283)	(935,283)
Net change of gross carrying amount	4,109,980	576,369	462,050	5,148,399
Effect of changes in exchange rates (OCI)	839,480	99,293	70,190	1,008,963
Gross carrying amount at end of the year	11,891,823	1,490,067	1,106,414	14,488,304

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

14. Loans to customers

	2025	2024

Loans to individuals (i)	10,149,892	5,864,270
Loans to companies	765,561	252,185
Total loans	10,915,453	6,116,455

Loan expected credit loss	(1,493,995)	(794,570)
Total	9,421,458	5,321,885

(i) As of December 31, 2025, the balance includes US$ 2,671,654 of secured loans (US$1,387,697 as of December 31, 2024).

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2025, and 2024, considering each installment individually.

	2025		2024
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,194,270	10.9%	758,514	12.4%
30 to 60 days	1,005,890	9.2%	714,740	11.7%
60 to 90 days	1,066,604	9.8%	579,491	9.5%
90 to 360 days	4,154,984	38.1%	2,361,344	38.6%
Over 360	3,019,996	27.7%	1,460,397	23.9%
Total loans to customers not overdue	10,441,744	95.7%	5,874,486	96.1%

Loans to customers overdue by:
Up to 30 days	156,542	1.4%	89,590	1.5%
30 to 60 days	77,632	0.7%	44,183	0.7%
60 to 90 days	63,641	0.6%	33,167	0.5%
Over 90 days	175,894	1.6%	75,029	1.2%
Total loans to customers overdue	473,709	4.3%	241,969	3.9%
Total	10,915,453	100.0%	6,116,455	100.0%

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Expected credit loss - by stages

As of December 31, 2025, the loans to customers ECL totaled US$1,493,995 (US$794,570 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in note 4.

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Stage 1	8,708,434	79.8%	467,616	31.3%	5.4%	4,728,358	77.3%	239,306	30.1%	5.1%

Stage 2	1,527,444	14.0%	569,485	38.1%	37.3%	1,054,416	17.2%	325,020	40.9%	30.8%
Absolute Trigger (Days late)	307,423	20.1%	247,143	43.4%	80.4%	180,780	17.1%	150,723	46.4%	83.4%
Relative Trigger (PD deterioration)	1,220,021	79.9%	322,342	56.6%	26.4%	873,636	82.9%	174,297	53.6%	20.0%

Stage 3	679,575	6.2%	456,894	30.6%	67.2%	333,681	5.5%	230,244	29.0%	69.0%
Total	10,915,453	100.0%	1,493,995	100.0%	13.7%	6,116,455	100.0%	794,570	100.0%	13.0%

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

c) Expected credit loss - by credit quality vs stages

	2025					2024
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Strong (PD < 5%)	3,401,763	31.2%	41,731	2.8%	1.2%	1,954,790	31.9%	19,761	2.4%	1.0%
Stage 1	3,357,159	98.7%	41,546	99.6%	1.2%	1,883,302	96.3%	18,678	94.5%	1.0%
Stage 2	44,604	1.3%	185	0.4%	0.4%	71,488	3.7%	1,083	5.5%	1.5%

Satisfactory (5% <= PD <= 20%)	3,756,036	34.4%	206,811	13.8%	5.5%	2,101,425	34.4%	113,253	14.3%	5.4%
Stage 1	3,683,259	98.1%	203,933	98.6%	5.5%	1,855,922	88.3%	97,439	86.0%	5.3%
Stage 2	72,777	1.9%	2,878	1.4%	4.0%	245,503	11.7%	15,814	14.0%	6.4%

Higher Risk (PD > 20%)	3,757,654	34.4%	1,245,453	83.4%	33.1%	2,060,240	33.7%	661,556	83.3%	32.1%
Stage 1	1,668,016	44.4%	222,137	17.8%	13.3%	989,134	48.0%	123,189	18.6%	12.5%
Stage 2	1,410,063	37.5%	566,422	45.5%	40.2%	737,425	35.8%	308,123	46.6%	41.8%
Stage 3	679,575	18.1%	456,894	36.7%	67.2%	333,681	16.2%	230,244	34.8%	69.0%
Total	10,915,453	100.0%	1,493,995	100.0%	13.7%	6,116,455	100.0%	794,570	100.0%	13.0%

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

d) Expected credit loss - changes

The following tables show reconciliations from the opening to the closing balance of the expected credit loss by the stages of the financial instruments.

	2025
	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	239,306	325,020	230,244	794,570
Transfers from Stage 1 to Stage 2	(16,093)	16,093	—	—
Transfers from Stage 2 to Stage 1	56,024	(56,024)	—	—
Transfers to Stage 3	(74,683)	(242,873)	317,556	—
Transfers from Stage 3	21,311	13,782	(35,093)	—
Write-offs	—	—	(1,399,958)	(1,399,958)
Net increase of loss allowance (note 7)	210,926	473,682	1,315,038	1,999,646
New originations (a)	950,582	162,313	44,648	1,157,543
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(785,247)	302,052	1,301,004	817,809
Changes to models used in calculation (b)	45,591	9,317	(30,614)	24,294
Effect of changes in exchange rates (OCI)	30,825	39,805	29,107	99,737
Expected credit loss at end of the year	467,616	569,485	456,894	1,493,995

	2024
	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(7,427)	7,427	-	-
Transfers from Stage 2 to Stage 1	20,922	(20,922)	-	-
Transfers to Stage 3	(37,546)	(137,580)	175,126	-
Transfers from Stage 3	9,722	8,738	(18,460)	-
Write-offs	-	-	(814,913)	(814,913)
Net increase of loss allowance (note 7)	155,419	310,387	791,552	1,257,358
New originations (a)	673,604	152,915	33,976	860,495
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(518,185)	157,472	757,576	396,863
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	(47,125)	(67,012)	(45,872)	(160,009)
Expected credit loss at end of the year	239,306	325,020	230,244	794,570

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2023
	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of year	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(7,551)	7,551	-	-
Transfers from Stage 2 to Stage 1	16,983	(16,983)	-	-
Transfers to Stage 3	(20,574)	(111,067)	131,641	-
Transfers from Stage 3	4,117	4,943	(9,060)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of loss allowance (note 7)	68,198	177,680	388,478	634,356
New originations (a)	385,391	82,037	18,674	486,102
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(314,926)	100,038	371,982	157,094
Changes to models used in calculation (b)	(2,267)	(4,395)	(2,178)	(8,840)
Effect of changes in exchange rates (OCI)	7,714	13,625	7,603	28,942
Expected credit loss at end of the year	145,341	223,982	142,811	512,134

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (b), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the year	4,728,358	1,054,416	333,681	6,116,455
Transfers from Stage 1 to Stage 2	(276,906)	276,906	—	—
Transfers from Stage 2 to Stage 1	321,023	(321,023)	—	—
Transfers to Stage 3	(557,169)	(464,610)	1,021,779	—
Transfers from Stage 3	26,260	24,590	(50,850)	—
Write-offs	—	—	(1,399,958)	(1,399,958)
Net increase of gross carrying amount	3,819,087	820,889	727,986	5,367,962
Effect of changes in exchange rates (OCI)	647,781	136,276	46,937	830,994
Gross carrying amount at end of the year	8,708,434	1,527,444	679,575	10,915,453

	2024
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the year	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(72,261)	72,261	-	-
Transfers from Stage 2 to Stage 1	105,872	(105,872)	-	-
Transfers to Stage 3	(286,753)	(251,924)	538,677	-
Transfers from Stage 3	11,164	9,941	(21,105)	-
Write-offs	-	-	(814,913)	(814,913)
Net increase of gross carrying amount	3,103,740	898,618	468,189	4,470,547
Effect of changes in exchange rates (OCI)	(964,535)	(216,904)	(71,510)	(1,252,949)
Gross carrying amount at end of the year	4,728,358	1,054,416	333,681	6,116,455

	2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the year	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(81,641)	81,641	-	-
Transfers from Stage 2 to Stage 1	70,293	(70,293)	-	-
Transfers to Stage 3	(159,879)	(186,661)	346,540	-
Transfers from Stage 3	4,548	5,676	(10,224)	-
Write-offs	-	-	(451,387)	(451,387)
Net increase of gross carrying amount	1,311,806	428,807	232,682	1,973,295
Effect of changes in exchange rates (OCI)	164,964	37,960	12,439	215,363
Gross carrying amount at end of the year	2,831,131	648,296	234,343	3,713,770

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

15. Compulsory and other deposits at central banks

	2025	2024

Compulsory deposits (i)	5,687,184	3,833,670
Reserve at central bank - Instant payments (ii)	3,850,604	2,909,666
Total	9,537,788	6,743,336
(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits from customers held by Nu Colombia. These resources are remunerated in Brazil by the Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, including additional funds as a safety margin. These resources are remunerated at the Brazilian SELIC rate. It also includes amount related to the guarantee margin for electronic money deposit.

16. Other receivables

	2025	2024

Other receivables	1,002,629	1,415,263
Other receivables - ECL	(1,946)	(1,820)
Total	1,000,683	1,413,443

Other receivables are mostly related to credit card receivables acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value. Additionally, other receivables are used as underlying collateral in repurchase agreement transactions, as mentioned in note 21. As of December 31, 2024, the balance also included receivables related to the agreement with Mastercard, including incentive mechanisms linked to prepaid and credit card transaction volume performance and other performance obligations. As of December 31, 2025, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%), with no transfers between stages for the years ended December 31, 2025 and 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the note 4.

17. Other assets

	2025	2024

Taxes recoverable (i)	748,785	254,791
Deferred expenses (ii)	329,136	218,790
Advances to suppliers and employees	112,634	80,193
Prepaid expenses (iii)	92,738	31,143
Judicial deposits	6,614	5,711
Other Assets	113,963	72,950
Total	1,403,870	663,578
(i)	Recoverable taxes refer to overpaid taxes and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(ii)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

18. Investments in associates

	As of December 31, 2025
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment	Current assets	Non-current assets	Current liabilities

Tyme (i)	18.0%	—	98,702	101,962	325,856	13,536

	As of December 31, 2024
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities

Tyme (i)	18.0%	—	99,365	1,201	218,846	14,447

	2025	2024	2023
Share of profit (loss) of associates	(3,689)	—	—
Associates net income (loss) for the year	(20,496)	(36,600)	—

(i) Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation)

(ii) Nu has no voting rights but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

The total investment in Tyme Group was US$153,026, of which US$102,391 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the year ended December 31, 2025 Nu recognized a loss in associates of US$3,689 (in December 31, 2024 and 2023 the balance was zero).

19. Intangibles assets and goodwill

a) Composition of intangible assets and goodwill

(i) Intangible assets

	2025			2024
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	138,280	(78,967)	59,313	137,318	(58,705)	78,613
Internally developed intangibles	615,295	(123,344)	491,951	313,983	(54,136)	259,847
Other intangibles	77,260	(26,855)	50,405	29,737	(20,581)	9,156
Total	830,835	(229,166)	601,669	481,038	(133,422)	347,616

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

(ii) Goodwill

	2025	2024
	Goodwill

Acquisition of Nu Investimentos	348,276	353,405
Other acquisitions	61,095	60,882
Total	409,371	414,287

b) Changes on intangibles assets and goodwill

	2025
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the year	414,287	78,613	259,847	9,156	347,616
Additions	189	962	285,670	44,467	331,099
Disposals	—	—	(55,708)	(4)	(55,712)
Amortization	—	(17,763)	(62,503)	(3,838)	(84,104)
Effect of changes in exchange rates (OCI)	(5,105)	(2,499)	64,645	624	62,770
Balance at end of the year	409,371	59,313	491,951	50,405	601,669

	2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the year	397,538	61,634	224,698	9,549	295,881
Additions	44,610	27,825	154,583	7,860	190,268
Disposals	-	-	(24,748)	(1,864)	(26,612)
Amortization	-	(13,320)	(37,607)	(5,157)	(56,084)
Effect of changes in exchange rates (OCI)	(27,861)	2,474	(57,079)	(1,232)	(55,837)
Balance at end of the year	414,287	78,613	259,847	9,156	347,616

	2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the year	397,397	78,047	84,137	19,980	182,164
Additions	-	-	165,115	45	165,160
Disposals	-	-	(23,463)	(1,369)	(24,832)
Amortization	-	(14,784)	(13,949)	(9,880)	(38,613)
Effect of changes in exchange rates (OCI)	141	(1,629)	12,858	773	12,002
Balance at end of the year	397,538	61,634	224,698	9,549	295,881

20. Derivatives

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. These operations involve a range of derivatives, including Non-Deliverable Forwards (NDFs), options, swaps, and futures.

The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. Management of these risks is conducted through determining limits, and the establishment of operating strategies.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge the interest rate risk of certain government bonds, converting fixed-rate returns into floating rates through Interest Rate Swaps (IRS) (fair value hedge) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	2025			2024
		Fair values			Fair values
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	13,651	-	5	347,110	158	-
Foreign currency exchange rate contracts – Futures	2,087,756	288	13,259	701,367	61	1,990
Interest rate contracts – Swaps	3,348	5	-	308,176	19,808	78
Exchange rate contracts – Swaps	1,376,130	4,444	43,715	-	-	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	299,542	20,994	2,081	483,493	4,772	16,169
Warrants	23,699	18,898	-	23,645	23,665	-
Call Options	27,000	15,639	-	27,000	27,000	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	256,047	-	4,162	164,752	-	510
Equity - Total Return Swap (TRS)	83,679	4,009	2,747	111,479	-	13,582
Designated as fair value hedge
Interest rate contracts – Swaps	1,079,382	16,471	-	-	-	-
Total	5,250,234	80,748	65,969	2,167,022	75,464	32,329

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Exchange rate contracts swaps are settled at the maturity date, traded over the counter with financial institutions as counterparties and are used to hedge mainly foreign currency exposure on financial assets.

Interest rate swaps contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Foreign currency exposure is also hedged using forward contracts and manage exchange rate risks associated with future financial asset acquisitions.

Total Return Swap (TRS) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2025				2024
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Interest rate contracts – Futures	-	-	13,651	13,651	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	2,343,803	-	-	2,343,803	866,119	-	-	866,119
Interest rate contracts – Swaps	412,681	384,567	285,482	1,082,730	65,000	-	105,576	170,576
Exchange rate contracts – Swaps	415,507	679,327	281,295	1,376,129	-	-	-	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	126,508	173,034	-	299,542	381,493	37,000	-	418,493
Equity - Total Return Swap (TRS)	43,127	16,287	24,266	83,680	9,945	85,043	16,491	111,479
Warrants	-	-	23,699	23,699	-	-	23,645	23,645
Call Options	27,000	-	-	27,000	-	-	27,000	27,000
Forward Contract	-	-	-	-	202,600	-	-	202,600
Total	3,368,626	1,253,215	628,393	5,250,234	1,830,723	136,564	199,735	2,167,022

The table below shows the breakdown by maturity of the fair value amounts:

	2025			2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	3,028	13,448	16,476	17,010	2,798	19,808
Interest rate contracts – Futures	-	-	-	158	-	158
Foreign currency exchange rate contracts – Futures	288	-	288	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	20,994	-	20,994	4,772	-	4,772
Exchange rate contracts – Swaps	4,444	-	4,444	-	-	-
Equity - Total Return Swap (TRS)	4,009	-	4,009	-	-	-
Warrants	-	18,898	18,898	-	23,665	23,665
Call Options	15,639	-	15,639	-	27,000	27,000
Total assets	48,402	32,346	80,748	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	2,436	311	2,747	13,020	562	13,582
Interest rate contracts – Swaps	-	-	-	78	-	78
Interest rate contracts – Futures	5	-	5	-	-	-
Foreign currency exchange rate contracts – Futures	17,421	-	17,421	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	2,081	-	2,081	16,169	-	16,169
Exchange rate contracts – Swaps	27,425	16,290	43,715	-	-	-
Total liabilities	49,368	16,601	65,969	31,767	562	32,329

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses, and intercompany expenses. The Group manages its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. Swaps and NDFs are liquidated or settled in accordance with the contract's specific maturity date. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the year in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The table below shows the change in the hedge of foreign currency risk:

	2025	2024	2023

Balance at beginning of the year	11,721	(8,254)	(2,610)
Fair value change recognized in OCI during the year	(2,525)	30,248	(29,945)
Total amount reclassified from cash flow hedge reserve to the statement of income during the year	(24,473)	3,132	20,685
to "Customer support and operation"	(1,277)	(1,718)	15,338
to "General and administrative expenses"	4,522	3,807	5,943
to "Other income"	4,540	9,372	233
Effect of changes in exchange rates (OCI)	(32,258)	(8,329)	(829)
Deferred income taxes	7,185	(13,405)	3,616
Balance at end of the year	(8,092)	11,721	(8,254)

The expected future transactions that are the hedged items are:

	2025			2024
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	77,024	228,590	305,613	193,028
Total	77,024	228,590	305,613	193,028

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	2025	2024	2023

Balance at beginning of the year	11,029	20,671	(4,876)
Fair value change recognized in OCI during the year	22,504	25,893	59,250
Total amount reclassified from cash flow hedge reserve to the statement of income during the year (note 10)	(29,517)	(35,535)	(33,703)
to "Customer support and operations"	546	(1,040)	(1,372)
to "General and administrative expenses"	(29,211)	(33,669)	(31,183)
to "Marketing expenses"	(852)	(826)	(1,148)
Balance at end of the year	4,016	11,029	20,671

Expected cash disbursement

	2025				2024
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total

Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	44,302	24,003	18,482	86,787	103,997
Total	44,302	24,003	18,482	86,787	103,997

c) Hedge of interest rate contracts

The Group is exposed to interest rate risk on its portfolio of certain fixed-rate government bonds classified as securities measured at a fair value through other comprehensive income and amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into Interest Rate Swaps (IRS) that convert the fixed returns of the bonds into floating rates aligning the yield profile of the securities with the Group’s risk management strategy.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the interest rate risk, with the gain or loss recognized in statement of income, where it offsets the fair value movements of the interest rate swaps.

Effectiveness of the hedging is assessed periodically. The Group compares the changes in the fair value of the interest rate swaps with the changes in the fair value of the government bonds attributable to the hedged risk and ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration. Sources of ineffectiveness may include basis risk, differences in interest rate curves, and potential timing differences in the settlement of the instruments.

	2025
	Hedge object	Fair value adjustment to the hedge object		Change in fair value
		Asset	Liability

Interest rate risk
Financial investment at fair value through other comprehensive income	312,871	13,237	-	13,154
Financial investment at amortized cost	848,329	3,883	-	3,899
Total	1,161,200	17,120	-	17,053

21. Repurchase agreements

	2025	2024
Repurchase agreements
Government bonds and receivables	783,837	308,583

On December 31, 2025 the Group has US$783,837 (US$ 308,583 as of December 31, 2024) in repurchase agreements using mainly government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 14.38% per year as of December 31, 2025 (as of December 31, 2024 the average fixed rate was 12.1% per year) and the government bonds that are pledged as collateral are classified as fair value through other comprehensive income on note 12. As of December 31, 2025 the fair value of the securities pledged to repurchase agreement is US$747,531 (US$309,225 as of December 31, 2024). Additionally, the Group also uses other receivables as underlying collateral in repurchase agreement operations. As of December 31, 2025, the balance of receivables pledged as collateral amounted to US$95,558 (as of December 31, 2024 the balance was zero). These other receivables are presented in note 16.

Changes to repurchase agreement are as follows:

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025	2024	2023

Balance at beginning of the year	308,583	210,454	197,242
New obligations	200,604,295	181,750,640	70,527,530
Payments - principal	(200,184,752)	(181,586,958)	(70,531,469)
Payments - interest	(124,272)	(74,096)	(33,739)
Interest accrued	128,614	74,096	33,739
Effect of changes in exchange rates (OCI)	51,369	(65,553)	17,151
Balance at the end of the year	783,837	308,583	210,454

22. Financial liabilities at amortized cost – deposits

	2025	2024

Bank receipt of deposits (RDB)	32,004,825	21,511,844
Deposits from customers	9,452,342	6,796,826
Bank certificate of deposit (CDB)	467,934	546,395
Total	41,925,101	28,855,065

Deposits from customers refers to NuAccount, which is a prepaid account available in Brazil, Mexico, and Colombia, in which customers can deposit funds and invest in specific products, such as RDBs in Brazil.

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits from customers, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 104% of the Brazilian CDI rate as of December 31, 2025 (as of December 31, 2024, the weighted average interest rate was 105% of the Brazilian CDI rate).

Deposits from customers in Brazil, Mexico and Colombia include NuAccount balances. In Brazil, the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, which is a class of compulsory deposits. The interest paid on NuAccount in Colombia ranged from 8.3% to 8.8% per year as of December 31, 2025 (as of December 31, 2024, the interest paid ranged from 11.0% to 11.5% per year).

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card transactions. The balances deposited in "Cajitas" yield from 7.3% to 15.0% per year as of December 31, 2025 (as of December 31, 2024, the balances yield from 12.0% to 14.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The Bank certificate of deposit (CDB) is issued by Nu Financiera and primarily distributed by Nu Investimentos.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Breakdown by maturity

	2025			2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	31,869,219	135,606	32,004,825	21,402,435	109,409	21,511,844
Deposits from customers	9,372,045	80,297	9,452,342	6,796,826	-	6,796,826
Bank certificate of deposit (CDB)	363,783	104,151	467,934	462,407	83,988	546,395
Total	41,605,047	320,054	41,925,101	28,661,668	193,397	28,855,065

23. Financial liabilities at amortized cost – payables to network

	2025	2024

Payables to credit card network	13,633,823	9,333,541
Payables to clearing houses	126	-
Total	13,633,949	9,333,541

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to prepaid and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	2025	2024

Up to 30 days	5,335,818	4,326,268
30 to 90 days	4,273,171	2,450,743
More than 90 days	4,024,834	2,556,530
Total	13,633,823	9,333,541

24. Financial liabilities at amortized cost – borrowings and financing

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Financial bills (ii)	246,141	680,482	1,602,967	2,529,590
Margin loan credit facility (iii)	150,260	1,448,560	269,806	1,868,626
Total borrowings and financings	396,401	2,129,042	1,872,773	4,398,216

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2024
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Syndicated loan (i)	109	21,279	328,873	350,261
Financial bills (ii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iii)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357
(i)	Correspond to three credit facilities in the total amount US$650,000, which was fully paid on January 31, 2025.
(ii)	As of December 31, 2025, Nu Financeira had issued financial bills in Brazilian reais, indexed to percentage of the CDI, or CDI plus a fixed spread. The principal amount was equivalent to US$2,529,590 (US$1,280,144 as of December 31, 2024). The maturity for these financial bills ranges from January 2026 up to November 2028.
(iii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of December 31, 2025 the principal amount was US$1,862,365 (US$ 200,000 as of December 31, 2024). The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from March 2026 to January 2027.

Changes to borrowings and financings are as follows:

	2025
	Margin loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the year	201,493	350,261	1,178,603	1,730,357
New borrowings	1,662,365	-	1,161,107	2,823,472
Payments – principal	-	(355,040)	(177,715)	(532,755)
Payments – interest	(21,501)	(17,298)	(52,800)	(91,599)
Interest accrued	26,420	2,704	255,926	285,050
Transaction costs	-	4,146	(192)	3,954
Effect of changes in exchange rates (OCI)	(151)	15,227	164,661	179,737
Balance at end of the year	1,868,626	-	2,529,590	4,398,216

	2024
	Margin loan credit facility	Term loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the year	-	98,775	821,501	216,068	1,136,344
New borrowings	200,000	-	52,378	1,057,512	1,309,890
Payments – principal	-	(90,675)	(489,967)	-	(580,642)
Payments – interest	-	(7,221)	(79,967)	-	(87,188)
Interest accrued	1,493	3,364	81,373	97,304	183,534
Transaction costs	-	-	(676)	(369)	(1,045)
Amortization of transaction costs	-	-	-	-	-
Effect of changes in exchange rates (OCI)	-	(4,243)	(34,381)	(191,912)	(230,536)
Balance at end of the year	201,493	-	350,261	1,178,603	1,730,357

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	118,194	467,374	-	585,568
New borrowings	-	270,810	198,691	469,501
Payments – principal	(35,702)	(10,799)	-	(46,501)
Payments – interest	(13,341)	(68,273)	-	(81,614)
Interest accrued	13,615	75,527	11,408	100,550
Transaction costs	-	-	-	-
Effect of changes in exchange rates (OCI)	16,009	86,862	5,969	108,840
Balance at end of the year	98,775	821,501	216,068	1,136,344

Covenants

The above-mentioned credit facility from U.S. International Development Finance Corporation (DFC) includes restrictive clauses (covenants) which establish the maintenance of minimum financial indicators related to capital adequacy, funding, and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators as specified in the contract. The covenants are monitored on a regular basis and the Company was in compliance with its financial covenants as of December 31, 2025.

Guarantees

Nu Holdings guarantees the above-mentioned undrawn credit facility with DFC for Nu Colombia.

25. Provisions and contingent liabilities

	2025	2024

Tax risks	5,081	883
Civil risks	22,044	18,650
Labor risks	3,795	3,018
Total	30,920	22,551

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor claims. Such claims are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. Provisions for probable losses arising from these claims are estimated and periodically adjusted by management, with support from external legal counsel. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal counsel, the Group has provisioned US$22,044 as of December 31, 2025 (US$18,650 on December 31, 2024) which is considered sufficient to cover the estimated losses from civil lawsuits with probable loss classification.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Changes

Changes to provisions and contingent liabilities are as follows:

	2025				2024	2023
	Tax	Civil	Labor	Total	Total	Total

Balance at beginning of the year	883	18,650	3,018	22,551	8,082	17,947
Additions	3,652	26,239	5,885	35,776	47,994	14,588
Monetary adjustment	373	58	473	904	561	-
Reversals	-	(2,111)	(5,331)	(7,442)	(14,430)	(3,475)
Payments	-	(23,110)	(628)	(23,738)	(15,719)	(22,226)
Effect of changes in exchange rates (OCI)	173	2,318	378	2,869	(3,937)	1,248
Balance at end of the year	5,081	22,044	3,795	30,920	22,551	8,082

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$4,372 and US$4,532, as of December 31, 2025 respectively (US$2,613 and US$17,738 on December 31, 2024).

d) Judicial deposits

As of December 31, 2025, the total amount of judicial deposits shown as “Other assets” (note 17) is US$92,738 (US$31,143 on December 31, 2024) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimento, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

26. Deferred income

	2025	2024

Deferred revenue from rewards program	76,291	69,387
Other deferred income	1,230	2,249
Total	77,521	71,636

Deferred revenue from rewards program relates to the Group's rewards programs for its credit card customers, specifically the "Nubank+" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card. The points do not expire and there is no cap on the number of points an eligible card holder can earn. Points can be redeemed for cashback or converted into air miles.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, specifically at the time the reward points are redeemed.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

27. Other liabilities

	2025	2024

Sundry creditors (i)	470,046	244,635
Payment transactions - other (ii)	262,008	204,426
Credit card expected credit loss (note 13) (iii)	44,679	29,490
Intermediation of securities	15,570	20,896
Payables to insurers	12,190	16,634
Third parties funds in transit (iv)	41,587	35,179
Other liabilities (v)	120,842	70,352
Total	966,922	621,612
(i)	Includes payable to suppliers.
(ii)	Correspond to prepayments from customers which exceed the credit card bill amounts.
(iii)	Includes the amount by which the expected credit card loss exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.

(iv)	Primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.
(v)	Primarily related to pending balances allocation that have not yet been deposited into customers' accounts and provision with loyalty program.

28. Related parties

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees, and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in the consolidated financial statements.

a) Transactions with other related parties

	2025	2024
	Assets (Liabilities)

Other liabilities (i)	(926)	(1,795)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be used to support projects costs upon the Company's satisfaction of certain conditions.

b) Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Group is set out in aggregate below:

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025	2024	2023
Consolidated statements of income
Fixed and variable compensation	91,269	96,007	60,117

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers.

29. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of December 31, 2025 and December 31, 2024 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in the years presented.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of December 31, 2025 and December 31, 2024. The Group has not disclosed the fair value of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, repurchase agreements, deposits from customers and RDB as the carrying amounts are a reasonable approximation of fair value.

	2025				2024
	Carrying amount	Fair value			Carrying amount		Fair value
		Level 1	Level 2	Level 3			Level 1	Level 2	Level 3

Assets
Credit card receivables	18,267,904	-	-	19,333,556	12,259,276		-	-	13,188,240
Loans to customers	9,421,458	-	-	9,834,661	5,321,885		-	-	5,639,873
Compulsory and other deposits at central banks	9,537,788				6,743,336
Other receivables	1,000,683				1,413,443
Other financial assets	148,777				78,483
Securities	3,141,504	1,052,384	2,053,383	-	885,418		544,845	330,745	-
Total	41,518,114	1,052,384	2,053,383	29,168,217	26,701,841		544,845	330,745	18,828,113

Liabilities
Deposits from customers	9,452,342				6,796,826	-
Bank receipt of deposits (RDB)	32,004,825				21,511,844
Bank certificate of deposit (CDB)	467,934	-	467,742	-	546,395		-	545,474	-
Payables to network	13,633,823	-	13,006,159	-	9,333,541		-	8,693,972	-
Borrowings and financing (i)	4,398,216	-	4,406,310	-	1,730,357		-	1,737,303	-
Repurchase agreements	783,837				308,583
Total	60,740,977	-	17,880,211	-	40,227,546		-	10,976,749	-

The valuation approach to specific categories of financial instruments is described below.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

i) Fair value models and inputs

Credit cards and payables to network: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Borrowings and financing: Fair value is measured using the discounted cash flow method, with contractual cash flows discounted at the interest rate curve and a spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2025 and 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	632,324	19,927	-	652,251

Government bonds
Latin America	11,701,147	-	-	11,701,147

Corporate bonds and other instruments
Certificate of bank deposits	-	216,712	-	216,712
Investment funds	26,722	7,626	36,769	71,117
Time deposit	-	187,683	-	187,683
Notes	-	818,885	-	818,885
Bill of credit (LC)	-	3	-	3
Real estate and agribusiness certificate of receivables	-	7,334	-	7,334
Real estate and agribusiness letter of credit	-	606	-	606
Corporate bonds and debentures	150,159	31,356	4,877	186,392
Equity instrument	-	-	27,120	27,120
Derivatives	288	45,923	34,537	80,748

Liabilities
Derivatives	17,426	48,543	-	65,969
(i)	Includes time deposits, investment funds and CDB balances.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	161,094	8,671	-	169,765

Government bonds
Latin America	8,772,236	-	-	8,772,236
North America	177,006	-	-	177,006

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivatives	219	24,580	50,665	75,464

Liabilities
Derivatives	2,500	29,829	-	32,329
(i)	Includes time deposits, investment funds and CDB balances.

i) Fair value models and inputs

Securities: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as these are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2. The investment funds that used contractual conditions as inputs that are not directly observable in the market are classified as Level 3. The debenture whose issuer has entered judicial reorganization, is classified as Level 3 because its market price is not directly observable under these circumstances.

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are measured at fair value using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

Equity instrument: The fair value of the equity instrument is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025
	Equity instrument	Derivatives	Investment funds	Corporate bonds and debentures	Total

Financial assets at beginning of year	12,900	50,665	—	—	63,565
Acquisitions	10,000	—	36,709	—	46,709
Settlements	—	—	(2,713)	—	(2,713)
Total gains or losses	4,220	(16,128)	3,085	—	(8,823)
In profit or loss	4,220	(16,128)	2,654	—	(9,254)
In OCI	—	—	431	—	431
Transfer in Level 3	—	—	—	4,877	4,877
Effect of changes in exchange rates (OCI)	—	—	(312)	—	(312)
Financial assets at end of year	27,120	34,537	36,769	4,877	103,303

	2024
	Equity instrument	Derivatives	Investment funds	Total

Financial assets at beginning of year	13,199	20	—	13,219
Acquisitions	—	50,635	97,457	148,092
Total gains or losses	(299)	10	81	(208)
In profit or loss	(299)	10	5,933	5,644
In OCI	—	—	(5,852)	(5,852)
Transfer out Level 3 (i)	—	—	(86,028)	(86,028)
Financial assets at end of year	12,900	50,665	—	63,565

	2023
	Equity instrument	Derivatives	Total

Financial assets at beginning of year	22,082	27,908	49,990
Total gains or losses	(8,883)	(27,888)	(36,771)
In profit or loss	(8,883)	(27,888)	(36,771)
Financial assets at end of year	13,199	20	13,219

(i)	In November 2024, the Group obtained control of an investment fund (FIDC) recorded as level 3 in the fair value hierarchy. As a result, the Group began consolidating the assets and liabilities of this fund in these consolidated financial statements.

d) Transfers between levels of the fair value hierarchy

For the year ended on December 31, 2025 there was a transfer in the fair value hierarchy level of debentures from Level 1 to Level 3, considering the Company’s pricing policy. The transfer occurred due to the issuer's entering into judicial reorganization. Securities of issuers facing liquidity issues no longer have an active market. For the years ended on December 31, 2024 and 2023 there were no material transfers of financial instruments between levels.

30. Income tax

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current year. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the year, calculated by applying the combined Brazilian income tax rate of 40% for the years ended December 31, 2025 and 2024.

	2025	2024	2023

Profit before income tax	3,868,419	2,795,198	1,539,078
Tax rate (i)	40%	40%	40%
Income tax	(1,547,368)	(1,118,079)	(615,631)

Permanent additions/exclusions
Share-based payments	(3,772)	(8,175)	(16,880)
Operational losses and others	-	(6,212)	(11,342)
Effect of different tax rates - subsidiaries and parent company	168,868	103,254	80,128
Interest on capital	83,903	44,246	32,731
Changes in income tax rate (ii)	58,464	-	-
Other amounts (iii)	243,158	161,880	22,446
Income tax	(996,747)	(823,086)	(508,548)

Current tax expense	(1,424,006)	(1,536,521)	(1,184,230)
Deferred tax benefit (expense)	427,259	713,435	675,682
Income tax in the statement of income	(996,747)	(823,086)	(508,548)
Deferred tax recognized in OCI	(1,285)	(11,899)	1,666

(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company.
(ii)	Result of the change in the Social Contribution on Net Profit (CSLL) tax rate in future taxable temporary differences for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13 due to the enactment of Complementary Law No. 224/2025 in Brazil. For payment institutions, the rates are 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates are 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.
(iii)	Primarily related to the incentives and non-taxable interests on tax recoverable and to the amount of deferred tax asset recognized on tax losses due to an up-dated expectation of future taxable income.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2025 and 2024, and the changes for both years. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of income
	2024	Constitution	Realization	Foreign exchange	Reflected in OCI	2025

Provisions for credit losses	1,506,086	2,048,142	(1,659,630)	177,637	-	2,072,235
Other temporary differences (i)	260,314	141,106	(43,560)	65,260	1,855	425,143
Total deferred tax assets on temporary differences	1,766,400	2,189,248	(1,703,190)	242,897	1,855	2,497,378

Tax loss and negative basis of social contribution	145,603	39,418	(63,895)	20,740	-	141,911
Deferred tax assets	1,912,003	2,228,666	(1,767,085)	263,637	1,855	2,639,289

Fair value changes - financial instruments	(71,237)	(28,158)	873	2,562	(121)	(96,065)
Others	(22,427)	(8,749)	9,833	(10,914)	-	(32,257)
Deferred tax liabilities	(93,664)	(36,907)	10,706	(8,352)	(121)	(128,322)

Deferred tax, offset	1,818,339	2,191,759	(1,756,379)	255,285	1,734	2,510,967

Fair value changes - cash flow hedge	(2,969)	(8,121)	-	775	(3,019)	(13,334)
Deferred tax recognized during the year		2,183,638	(1,756,379)		(1,285)
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes and supplier provisions as of December 31, 2025, 2024 and 2023.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

			Reflected in the statement of income
	2023	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	2024

Provisions for credit losses	1,330,733	-	1,267,994	(752,222)	(340,419)	-	1,506,086
Provision PIS/COFINS - Financial Revenue	(2,108)	-	-	2,108	-	-	-
Other temporary differences (i)	192,070	10	189,706	(41,209)	(80,204)	(59)	260,314
Total deferred tax assets on temporary differences	1,520,695	10	1,457,700	(791,323)	(420,623)	(59)	1,766,400

Tax loss and negative basis of social contribution	92,918	45	87,296	(13,343)	(21,313)	-	145,603
Deferred tax assets	1,613,613	55	1,544,996	(804,666)	(441,936)	(59)	1,912,003

Futures settlement market	(11,509)	-	(928)	2,820	471	-	(9,146)
Fair value changes - financial instruments	(9,332)	(16)	(61,851)	170	9,287	(349)	(62,091)
Others	(54,937)	-	(5,098)	25,200	12,408	-	(22,427)
Deferred tax liabilities	(75,778)	(16)	(67,877)	28,190	22,166	(349)	(93,664)

Deferred tax, offset	1,537,835	39	1,477,119	(776,476)	(419,770)	(408)	1,818,339

Fair value changes - cash flow hedge	(5,375)	-	12,792	-	1,105	(11,491)	(2,969)
Deferred tax recognized during the year		39	1,489,911	(776,476)		(11,899)

(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes and supplier provisions as of December 31, 2025, 2024 and 2023.

.

		Reflected in the statement of income
	2022	Constitution	Realization	Foreign exchange	Reflected in OCI	2023

Provisions for credit losses	583,791	1,067,729	(385,564)	64,777	-	1,330,733
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,787)	(1,620)	-	(2,108)
Other temporary differences (i)	123,103	103,257	(45,132)	10,842	-	192,070
Total deferred tax assets on temporary differences	713,193	1,170,986	(437,483)	73,999	-	1,520,695

Tax loss and negative basis of social contribution	97,857	61,047	(72,662)	6,676	-	92,918
Deferred tax assets	811,050	1,232,033	(510,145)	80,675	-	1,613,613

Futures settlement market	(13,739)	(3,082)	5,772	(460)	-	(11,509)
Fair value changes - financial instruments	(3,291)	(3,537)	(194)	(360)	(1,950)	(9,332)
Others	(24,088)	(59,381)	25,635	2,897	-	(54,937)
Deferred tax liabilities	(41,118)	(66,000)	31,213	2,077	(1,950)	(75,778)

Deferred tax, offset	769,932	1,166,033	(478,932)	82,752	(1,950)	1,537,835

Fair value changes - cash flow hedge	(1,758)	107,410	(118,829)	7,802	3,616	(5,375)
Deferred tax recognized during the year		1,273,443	(597,761)		1,666

(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes and supplier provisions as of December 31, 2025, 2024 and 2023.

c) Tax liabilities

	12/31/2025	12/31/2024

Taxes and contributions on income	1,322,821	1,033,501
Other taxes	101,297	68,586
Total tax liabilities	1,424,118	1,102,086

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

31. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2025, 2024 and 2023.

		2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
Conversion of class B shares in class A shares		28,000,000	(28,000,000)	-
SOPs exercised and RSUs vested	10	47,635,289	-	47,635,289
Shares withheld for employees' taxes		(11,660,076)	-	(11,660,076)
Share-based payments to service providers		81,389	-	81,389
Issuance of class A shares - business acquisitions		958,390	-	958,390
Total as of December 31, 2025		3,833,072,934	1,022,600,698	4,855,673,632

		2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		32,711,444	(32,711,444)	-
SOPs exercised and RSUs vested	10	53,394,031	-	53,394,031
Shares withheld for employees' taxes		(8,860,778)	-	(8,860,778)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - business acquisitions		8,090,639	-	8,090,639
Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640

		2023
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		8,620,899	(8,620,899)	-
SOPs exercised and RSUs vested	10	68,312,944	-	68,312,944
Shares withheld for employees' taxes	10	(8,848,203)	-	(8,848,203)
Shares repurchased		(290,676)	-	(290,676)
Share issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		6,097,262	-	6,097,262
Issuance of class A shares - Spin Pay acquisition		877,665	-	877,665
Issuance of class A shares - Cognitect acquisition		644,934	-	644,934
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Reserved for the share-based payments	-	-	228,167,482
Shares authorized which may be issued class A or class B	-	-	43,519,600,096
Shares authorized and unissued as of December 31, 2025	-	-	43,747,767,578

Shares authorized issued	3,833,072,934	1,022,600,698	4,855,673,632
Total as of December 31, 2025	3,833,072,934	1,022,600,698	48,603,441,210

a) Other share events

As of December 31, 2025, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2025 and December 31, 2024, and the total amount of share capital was US$84 on December 31, 2025, (US$84 as of December 31, 2024).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$6,221 for the year ended on December 31, 2025 (US$5,546 for the year ended on December 31, 2024).

c) Retained earnings

The retained earnings include the profit or losses of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2025	2024	2023

Retained earnings	5,151,437	2,280,302	329,468
Share-based payments reserve	1,261,263	1,140,294	947,481
Total attributable to shareholders of the parent company	6,412,700	3,420,596	1,276,949

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, due to contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the years ended December 31, 2025, 2024 and 2023, the following shares were withheld:

	2025	2024	2023
Number of shares repurchased	-	-	290,676
Total value of shares repurchased	-	-	-
Number of shares withheld - RSU	11,660,076	8,860,778	8,848,203
Total value of shares withheld - RSU	146,166	100,847	52,242

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The accumulated balances are as follows:

	2025	2024	2023

Cash flow hedge effects, net of deferred taxes	(4,076)	22,750	12,417
Currency translation on foreign entities	(196,018)	(862,977)	135,497
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	15,296	11,582	7,998
Own credit adjustment effects	498	478	518
Total	(184,300)	(828,167)	156,430

32. Management of financial risks, financial instruments, and other risks

a) Overview

The Group monitors risks that could materially impact strategic objectives or regulatory compliance. To efficiently manage and mitigate these risks, the risk management structure identifies and assesses the risks based on their potential impact on financial results, capital, liquidity, customer relationships, and reputation. This prioritization aims to ensure that the Group captures opportunities while mitigating threats to its strategic pillars.

b) Risk management structure

Risk Management is a fundamental pillar of the Group's strategic governance. The risk management framework is integrated across the entire Group with the objective of ensuring that risks are consistently identified, measured, mitigated, monitored, and reported. This continuous process is embedded in the Group’s culture and decision-making structures, aiming to minimize losses, maximizing profitability, and reinforce the Group’s core values.

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

The Group considers a Risk Appetite Statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity, and other relevant measures were implemented, as appropriate.

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

● Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined risk tolerance level. It is also responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

● Third line: composed of the Internal Audit, is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

● Audit and Risk Committee: established as a Board of Director level committee designed to assist the Board in fulfilling responsibilities of the Company’s governance, risk management, and financial reporting. Its primary responsibilities includes: evaluating the performance, independence and progress of internal audit and the independent external audit, reviewing and discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent auditor, monitoring the effectiveness of internal control systems and ensuring management implements recommendations made by internal and independent auditors. The committee is also responsible for overseeing Company’s risk management framework and control functions, including monitoring risk exposure levels against the RAS). The committee is composed of three independent members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

● Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk tolerance. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.

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

● Technical Forums: regular meetings to discuss key risks, mitigatory and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each of the following risks listed below may have its own Technical Forum, with the participation of executives from associated areas: Credit, Accounting, Tax, Asset and Liability management ("ALM") / Capital, Operational and Internal Control, Conduct, Information Technology and Cyber Risks ("IT"), Compliance, Anti-Money Laundering ("AML"), Fraud Prevention, Wholesale, Sustainability and Credit Provisions, Reputational and Model Risk. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk, Model Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market, the measurement is undertaken based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception, and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk tolerance is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

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

The credit risk control and management structure is independent of the business units, and is responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, and is responsible for:

•	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
•	Monitoring and notifying management of the risk levels (tolerance compliance) of the credit portfolio, including recommendations for improvement, when applicable;
•	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
•	Estimating the expected credit losses according to consistent and verifiable criteria, in line with existing regulations.

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

	2025	2024

Financial assets
Cash and cash equivalents	15,003,643	9,185,742

Securities	1,059,923	665,242
Derivatives	80,748	75,464
Financial assets at fair value through profit or loss	1,140,671	740,706

Securities	12,157,076	9,913,517
Financial assets at fair value through other comprehensive income	12,157,076	9,913,517

Credit card receivables	18,267,904	12,259,276
Loans to customers	9,421,458	5,321,885
Compulsory and other deposits at central banks	9,537,788	6,743,336
Other receivables	1,000,683	1,413,443
Other financial assets	148,777	78,483
Securities	3,141,504	885,418
Financial assets at amortized cost	41,518,114	26,701,841

Other exposures
Unused limits (i)	28,841,327	17,663,606
Credit Commitments	28,841,327	17,663,606
(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

•	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
•	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what the Company believes to be severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk tolerance.

Among the main liquidity indicators, Nu uses:

•	Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
•	Funding Ratios and Gaps: to ensure long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining management actions that must be taken in response to a deterioration of the liquidity indicators.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Primary sources of funding - by maturity

	2025				2024
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	31,869,219	135,606	32,004,825	87%	21,402,435	109,409	21,511,844	91%
Borrowings and financing	2,525,443	1,872,773	4,398,216	12%	414,291	1,316,066	1,730,357	7%
Bank certificate of deposit (CDB)	363,783	104,151	467,934	1%	462,407	83,988	546,395	2%
Total	34,758,445	2,112,530	36,870,975	100%	22,279,133	1,509,463	23,788,596	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual cash flows and their contractual maturities:

	2025
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	18,267,904	19,723,978	7,782,439	6,378,157	5,310,675	252,707
Securities	16,358,503	16,959,426	482,433	2,531,311	1,895,395	12,050,287
Compulsory and other deposits at central banks	9,537,788	9,537,788	9,537,788	-	-	-
Cash and cash equivalents	15,003,643	15,003,643	15,003,643	-	-	-
Loans to customers (i)	9,421,458	14,281,017	1,088,456	2,114,617	5,234,192	5,843,752
Other receivables	1,000,683	1,028,280	427,853	296,134	304,293	-
Other assets	1,403,870	1,403,870	1,403,870	-	-	-
Total Financial Assets	70,993,849	77,938,003	35,726,483	11,320,219	12,744,555	18,146,746

(i)	The cash flows for Credit card receivables and Loans to customers consider only operations that are not overdue.

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2025
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivatives	65,969	66,020	19,832	18,846	10,919	16,423
Repurchase agreements	783,837	785,663	525,999	259,664	-	-
Deposits from customers (i)	9,452,342	9,452,342	8,007,913	980,250	383,881	80,298
Bank receipt of deposits (RDB) (ii)	32,004,825	32,957,907	31,248,807	466,094	947,390	295,616
Bank certificate of deposit (CDB)	467,934	515,277	28,556	130,576	227,108	129,037
Payables to credit card network	13,633,823	13,633,972	5,337,904	4,262,348	3,767,619	266,101
Borrowings and financing	4,398,216	4,983,343	87,685	336,237	2,240,707	2,318,714
Total Financial Liabilities	60,806,946	62,394,524	45,256,696	6,454,015	7,577,624	3,106,189
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$93,955 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of December 31, 2025 (US$51,128 as of December 31, 2024).
(ii)	Considering the earliest date in which the customer can withdraw the deposit.
(iii)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of December 31, 2025.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers reach their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

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

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil VaR is calculated only for the Trading Book, while in Mexico it is presented for the Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	2025	2024

Nu Prudential Conglomerate - Brazil	13	433
Nu Holdings (i)	576	14,528
Nu México	145	651
(i)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve, Mexican risk-free curve and Turkish risk-free curve, assuming a parallel shift and a constant financial position:

DV01	2025	2024

Brazilian risk-free curve	(766)	(363)
Turkish risk-free curve	(147)	—
US risk-free curve	(33)	(147)
Mexican risk-free curve	(42)	(2)
Colombia risk-free curve	(257)	(53)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

Expenses in other currencies (USD and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts, and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the tolerance level defined by the Group on this instance.

As of December 31, 2025 and December 31, 2024, none of the entities of the Group had significant unhedged FX exposures in currencies other than their respective functional currencies.

Operational risk

Operational risk is defined as the potential for losses resulting from external events or from failures, deficiencies or inadequacies of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with applicable laws and regulations, and compensation for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, and is responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls. The operational risk framework covers, among other, risks such as systems and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This independent structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Within the risk management governance process, formal mechanisms are used to identify, measure, evaluate, monitor, and report operational risk events to each business and support areas, in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forums and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the adverse effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

The structure of control and management of IT Risk is independent of the business and support units, and is responsible for the identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk tolerance levels approved by the Board. The Group is committed to investing in preventive, detective and corrective controls, as well as technologies to mitigate cyber threats.

Nu continuously assesses its exposure to cyber and technology risks, including emerging threats, and evaluates their potential impacts on business continuity, customers, data integrity, and regulatory compliance.

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

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and communicating the potential impacts to the Group and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

Compliance, Ethics and Anti-Money Laundering

As the Group operates in a highly regulated environment, a robust Compliance, Ethics and Anti-Money Laundering program was established. The Group has resources dedicated to the Compliance and Regulatory, Ethics, as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. The main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. If not in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML, Combating Terrorism Financing (CTF) and Sanctions Evasion risks, and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML, Terrorism Financing, and Sanctions Evasion.

The Program is structured in three levels - strategic, tactical, and operational - and it is composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are closely linked. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, negative social media activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational incidents, as well as to gain long-term insight to better prevent or respond to similar situations in the future.

Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto may utilize the services of third-party licensed trust companies in the operation and management of the cryptocurrency business activity. The Group maintains a copy of the records held by the third-party as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to indemnify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Currently, the majority of assets under custody are managed internally, and liquidity providers operate within a trust structure and carry insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers.

Stress testing program

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are integrated, with different risks being considered simultaneously, at different levels of intensity and probability, as well as scenarios in which managerial actions are taken to increase the Group's resilience and preserve its capital and liquidity indicators.

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

33. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. Accordingly, future requirements of regulatory capital are assessed based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements, however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries are detailed below.

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, as applies to Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

•	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
•	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
•	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation involved a phase-in period for minimum capital requirements and prudential adjustments, extending until December 2024. From January 2025, Nu operates under the full requirements.

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	2025	2024

Regulatory Capital	5,159,443	3,629,737
Tier I	4,472,543	3,250,052
Common equity capital	4,045,444	2,940,941
Additional	427,099	309,111
Tier II	686,900	379,685

Risk weighted assets (RWA)	31,141,647	20,071,878
Credit risk (RWA CPAD)	22,364,039	14,771,860
Market risk (RWA MPAD)	1,196,138	46,080
Operational risk (RWA OPAD)	5,941,247	4,506,187
Payment services risk (RWA SP)	1,640,223	747,751

Minimum capital required	3,269,873	1,756,289

Excess margin	1,889,570	1,873,448

CET1 ratio	13.0%	14.7%
Tier 1 ratio	14.4%	16.2%
CAR	16.6%	18.1%

b) Nu Mexico Financiera

As of December 31, 2025, regulatory capital was US$402,002 (US$288,654 as of December 31, 2024). This translated into a Capital ratio of 15.4% (19.2% as of December 31, 2024), above the 10.5% minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

As of December 31, 2025, regulatory capital was US$131,965 (US$184,793 as of December 31, 2024). This translated into a Capital ratio of 16.9% (22.6% as of December 31, 2024), above the 10.5% minimum required for credit institutions in Colombia.

34. Segment information

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

Nu Holdings Ltd. Consolidated Financial Statements for the year ended December 31, 2025

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)			Non-current assets (ii)

	2025	2024	2023	2025	2024

Brazil	11,038,313	8,409,961	5,728,748	852,770	583,713
Mexico	808,113	523,112	354,884	60,303	42,915
Other countries	237,340	118,184	76,382	147,761	98,469
Total	12,083,766	9,051,257	6,160,014	1,060,834	725,097
(i)	Includes interest income (credit card, loan and other receivables), credit and prepaid card income, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the years ended December 31, 2025, 2024 and 2023.

35. Subsequent events

a) Expansion of U.S. Operations: Nubank N.A. (OCC Approval)

On January 29, 2026, Nu received conditional approval from the Office of the Comptroller of the Currency (OCC) of the United States for the formation of a national bank, Nubank N.A. The conditional approval is aligned with the Company's strategy to expand its operations and product offerings in the United States. Once the OCC's conditions are satisfied and final approval is granted, the national bank charter will enable Nubank to operate under a comprehensive federal regulatory framework and facilitate the offering of deposit accounts, credit cards, lending products and digital-asset custody services. Nu submitted its application to the OCC on September 30, 2025.

b) Credit Guaranty Fund (FGC) Recapitalization

In February 2026, the Board of Directors of the Fundo Garantidor de Créditos (FGC), Brazil's deposit insurance fund, approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions, including subsidiaries of the Company, to advance contributions over a multi-year period. On March 25, 2026, the Company advanced US$186,441 to the FGC pursuant to this plan.

